Form 20-F
period 2019-12-31
BRF S.A.
filed 2020-04-24
CIK 1122491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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

Carlos Alberto Bezerra de Moura

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

At December 31, 2019, there were 812,473,246 common shares (including treasury shares), with no par value, outstanding.

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

Yes ☐   No ☒

TABLE OF CONTENTS

i

ii

iii

PART I
INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, together with its consolidated subsidiaries, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.  All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar.  All references to “euro” or “EUR” are to euros, the official currency of the Eurozone in the European Union. All references to “TRY” are to the Turkish lira, the official currency of Turkey. All references to “SGD” are to the Singapore Dollar, the official currency of Singapore.

U.S.$ amounts are disclosed for each transaction at the amount negotiated to be settled in U.S.$ at the initiation date of the transaction.

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

We prepared our annual consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  We have made rounding adjustments to reach some of the figures included herein.  As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This Annual Report on Form 20-F contains information that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “plan,” “expect” and “potential,” among others.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. They appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include statements regarding the intent, belief, projections or current expectations of the Company, its directors or its executive officers about future events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.

These factors include: (i) health risks related to the food industry, including in connection with ongoing investigations and legal proceedings, (ii) more stringent trade barriers in key export markets and increased regulation of food safety and security, (iii) the risk of outbreak of animal diseases, (iv) risks related to climate change, (v) risks related to pandemics or human disease outbreaks, such as the novel coronavirus (COVID-19 virus), (vi) the risk of any shortage or lack of water or other raw materials necessary for our business, (vii) compliance with various laws and regulations, (viii) risks related to new product innovation, (ix) the implementation of the principal operating strategies of the Company, including through divestitures, acquisitions or joint ventures, (x) general economic, political and business conditions in our markets, both in Brazil and abroad, (xi) the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes, (xii) strong international and domestic competition, (xiii) risks related to labor relations, (xiv) the protection of our intellectual property, (xv) the potential unavailability of transportation and logistics services, (xvi) the risk that our insurance policies may not cover certain of our costs, (xvii) our ability to recruit and retain qualified professionals, (xviii) the risk of cybersecurity breaches, (xix) risks related to our indebtedness, (xx) risks related to the Brazilian economy and to Brazilian politics, (xxi) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (xxii) the direction and future operation of the Company, (xxiii) the Company’s financial condition or results of operations and (xxiv) other factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.            KEY INFORMATION

A.                  Selected Financial Data

We present below certain selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, included herein, prepared in accordance with IFRS. IFRS differs in certain significant respects from the accounting principles generally accepted in the United States, or “U.S. GAAP.”

In July 2015, we sold the assets of our then dairy segment, including plants and trademarks, to Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”).

Following the financial and operational restructuring plan initiated in June 2018, we concluded the sale of our operations in Argentina, Europe and Thailand in 2019.  The operations in Argentina, Europe and Thailand are reported in our financial statements as discontinued operations for all periods presented.

The selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto contained in this Annual Report on Form 20-F, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects.”

STATEMENT OF INCOME (LOSS) DATA

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of reais, except share, per share and per ADS amounts and as otherwise indicated)
Statement of Income (Loss) Data
Continuing Operations
Net sales	33,446,980	30,188,421	28,314,160	27,883,943	27,513,997
Gross profit	8,076,938	4,867,668	5,712,945	6,949,865	9,052,829
Operating income (loss)	2,748,337	(206,334)	663,184	1,962,881	3,841,789
Income (Loss) from Continuing Operations	1,078,333	(2,114,506)	(966,765)	(110,991)	2,630,422

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of reais, except share, per share and per ADS amounts and as otherwise indicated)
Net Income (Loss)	162,524	(4,466,246)	(1,098,854)	(367,339)	2,497,770
Attributable to:
Controlling shareholders	162,684	(4,448,061)	(1,125,572)	(372,383)	2,928,082
Non-controlling shareholders	(160)	(18,185)	26,718	5,044	19,688

Earnings (loss) per share - basic from continuing operations	1.32	(2.61)	(1.23)	(0.13)	3.50
Earnings (loss) per ADS - basic from continuing operations	1.32	(2.61)	(1.23)	(0.13)	3.50
Earnings (loss) per share – basic	0.37	(5.48)	(1.40)	(0.46)	3.72
Earnings (loss) per ADS – basic	0.37	(5.48)	(1.40)	(0.46)	3.72
Weighted average shares outstanding at the end of the year – basic (millions)	811,539,167	811,294,251	803,559,763	801,903,266	842,000,012
Earnings (loss) per share – diluted	1.3	(2.61)	(1.23)	(0.13)	3.69
Earnings (loss) per ADS – diluted	1.3	(2.61)	(1.23)	(0.13)	3.69
Weighted average shares outstanding at the end of the year – diluted (millions)	813,867,119	811,294,251	803,559,763	801,903,266	842,401,821
Dividends per share	—	—	—	0.76	1.20
Dividends per ADS	—	—	—	0.76	1.20

STATEMENT OF FINANCIAL POSITION DATA

	At December 31,
	2019	2018	2017	2016	2015
	(in thousands of reais, except as otherwise indicated)
Statement of Financial Position Data
Cash and cash equivalents....................	4,237,785	4,869,562	6,010,829	6,356,919	5,362,890
Trade accounts receivable, net..............	3,031,046	2,604,928	3,919,022	3,085,147	3,876,308
Inventories...........................................	3,887,916	3,877,294	4,948,168	4,791,640	4,032911
Assets held for sale..................................	99,245	3,326,305	41,571	26,126	32,448
Total current assets.................................	15,045,427	19,030,900	19,185,523	18,893,738	19,180,049
Property, plant and equipment, net.......	12,276,889	10,696,998	12,190,583	11,746,238	10,915,752
Intangible assets...................................	4,908,079	5,019,398	7,197,636	6,672,554	5,010,911
Total non-current assets..........................	26,724,712	23,351,477	26,042,958	24,051,198	21,207,965
Total assets..............................................	41,770,139	42,382,377	45,228,481	42,944,936	40,388,014
Loans and borrowings..........................	3,132,029	4,547,389	5,031,351	3,245,004	2,628,179
Trade accounts payable........................	5,784,419	5,487,205	6,445,486	5,839,838	4,744,993
Total current liabilities............................	13,528,441	14,488,640	14,874,377	12,640,423	11,621,113
Loans and borrowings..........................	15,488,250	17,618,055	15,413,027	15,717,376	12,551,104
Total non-current liabilities....................	20,228,277	20,361,960	18,641,322	18,085,160	14,931,048
Equity
Capital..................................................	12,460,471	12,460,471	12,460,471	12,460,471	12,460,471
Total equity.............................................	8,013,421	7,531,777	11,712,782	12,219,353	13,835,853
Total liabilities and equity.......................	41,770,139	42,382,377	45,228,481	42,944,936	40,388,014

B.                  Capitalization and Indebtedness

Not applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not applicable.

D.                  Risk Factors

Risks Relating to Our Business and Industry

Health risks related to our business and the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering and sabotage, the possible unavailability and expense of liability insurance, public perception of product safety for both the industry as a whole and also our products specifically, but not exclusively, as a result of disease outbreaks or the fear of such outbreaks, the potential cost and disruption of a product recall and possible impacts on our image and brands. Among such risks are those related to raising animals, including disease and adverse weather conditions.

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including Listeria monocytogenes, Salmonella enteritidis, Salmonella tiphimurium and E. coli O157:H7. These pathogens can also be introduced to our products during production or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-controlled storage and transportation systems, is also a risk. The systems we maintain to monitor food safety risks throughout all stages of production and distribution could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

On February 13, 2019, we announced a voluntary recall of approximately 164.7 metric tons of fresh chicken meat for the Brazilian domestic market and approximately 299.6 metric tons of fresh chicken meat for the international market due to a potential presence of Salmonella enteritidis. This recall and possible future recalls have resulted and may result, respectively, in increased costs and could negatively affect our brands’ reputation. In the future, a product that has been actually or allegedly contaminated could result in product withdrawals or recalls, disposal of product inventory, negative publicity, temporary plant closings, substantial cost of compliance or remediation and potentially significant product liability judgments against us. Any of these events could result in a loss of demand for our products, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves a number of companies in the Brazilian industry and, among other things, includes allegations relating to food safety and quality control. On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, and against the former head of quality control at our Mineiros plant, who are both no longer working for BRF. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the complaint, laboratory tests (dripping tests) detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”), with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein.

On March 5, 2018, BRF learned of a decision issued by a federal judge of the First Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals.  In what media reports have identified as the “Trapaça Operation,” eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens.  All such current and former employees were released from custody and those who are still our employees are on leaves of absence from BRF. A number of other BRF employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation with accusations against 43 people, among which 23 are current or former BRF employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. Those who are still our employees are on leaves of absence from BRF. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether to bring criminal charges. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information.

As a result of the Trapaça Operation, on March 5, 2018, we were notified by MAPA that it immediately suspended exports from our Rio Verde/Goiás, Carambeí/Paraná and Mineiros/Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. On May 14, 2018, the European Union announced the decision to suspend 12 of our production facilities in Brazil by revoking the export approval of meat products from such facilities to the European Union’s countries due to increasing pressure from domestic producers’ organizations, supposedly demanding the measure for local market protection. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the import ban  applied to our production facilities, we are unable to export meat from such facilities to the European Union. Our results of operations may be further adversely affected due to the need to redirect the production capacity of such facilities, originally destined for the European Union, to other markets at similar prices or margins.

On December 4, 2019, with respect to the Trapaça Operation, criminal charges were brought against former or inactive BRF employees for allegedly committing, in the manufacture of animal feed and PREMIX compound (supplement added to animal feed), aggravated larceny by fraud, false representation, wrapper or container with false labelling, forgery of substance or food product, forgery of product intended for therapeutic or medicinal purposes and criminal association, at least during the period between 2012 and 2018. The defendants were notified of the criminal charges on January 21, 2020, and the proceeding is currently pending responses by the defendants to the charges.

Any of these existing investigations or any other future investigation could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

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

As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving BRF and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed, and our average selling prices for some products and in some markets have decreased. For additional information, see “—Health risks related to our business and the food industry could adversely affect our ability to sell our products” and “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

Some countries, such as Russia and South Africa, have a history of erecting trade barriers to imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. Other countries have also imposed trade barriers against our products. For example, in August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including BRF’s exports. The investigation ended in February 2019, and Brazilian exporters agreed to certain minimum export prices for sales to China. Additionally, in August 2018, Iraq increased the tariff on poultry products from 10% to 60%.

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

Trade disputes between other countries also creates uncertainties that may adversely affect Brazilian exports and our operations. For instance, the United States and China engaged in a trade dispute for almost 18 months, which has affected the global economy. On January 1, 2020, the United States and China signed the first phase of a trade agreement expected to alleviate the tensions between the two countries. A second phase of the agreement is expected to be even more difficult to achieve. There can be no assurances that the trade dispute will be fully resolved and that the global economy will not be further affected by it. The United Sates is expected to maintain the 25% tariffs on a wide range of U.S.$250 billion of Chinese industrial goods and components used by the U.S. manufacturing sector. Both improvements in the countries’ commercial relations and new mutually beneficial trade agreements at the expense of other countries may have a material adverse effect on our results of operations.

In addition, in April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. BRF and other Brazilian companies were therefore required to migrate their production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of BRF’s plants. One of BRF’s plants (Lajeado, Rio Grande do Sul) that had previously produced chicken meat for the Saudi Arabian market was not included as an authorized plant. The continuous shifting of our production of chicken meat for Saudi Arabia to the authorized plants may result in decreased revenues and additional expenses.

In August 2019, Saudi Arabia imposed an embargo on seasoned chicken meat produced in our Kizad facility, in Abu Dhabi, which was restricted from exporting to Saudi Arabia. The embargo was a result of Saudi Arabia’s Saudi Vision 2030 plan, announced in April 2016 as a national campaign to reduce the country’s dependence on oil, diversify its economy and substitute imports with local production. Saudi Arabia then expanded the embargo to the other products from our Kizad facility. In October 2019, we announced that we had executed a non-binding Memorandum of Understanding with the Saudi Arabian General Investment Authority – SAGIA regarding the construction and operation by BRF of a poultry processing plant in Saudi Arabia. We estimate that the investment amount will be around R$634 million (US$120 million, translated to reais at the exchange rate of R$5.2837 as of April 20, 2020). The location, capacity, investment schedule, capital structure and other conditions related to this plant are still being discussed. There can be no assurance that the Saudi Arabian government will not further restrict our ability to export our products to Saudi Arabia, which may result in a material adverse impact on our business, financial condition and results of operations. In February 2020, we received notification from the Saudi Food and Drug Authority (“SFDA”), the Saudi Arabian sanitary authority, regarding a report temporarily suspending two of our facilities, specifically the Dois Vizinhos, State of Paraná and Francisco Beltrão, State of Paraná plants, from exporting chicken meat to Saudi Arabia. The SFDA informed us that the measure is temporary and, among other measures, requested that the Brazilian authorities provide more details about the investigations carried out between 2014 and 2018 regarding alleged violations by BRF in the production of animal feed and PREMIX compound. For more information about these investigations, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.” Additionally, the Saudi government has been implementing, since January 2020, a previous import licenses system, which is still not fully in effect at the moment. In the future, this system may adversely affect our exports to the country, since it might be used by local authorities as a means to control the entry of products and thus, artificially affect demand and offer and, consequently, prices, which run counter to basic principles of international trade rules and regulations.

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

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and control disease. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (1) in the case of hogs and certain other animals, foot-and-mouth disease, influenza (H5N1) and African swine fever; and (2) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome (PRRS), which has broken out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea (PEDV), which has broken out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. While there have been outbreaks of Classical Swine Fever in Brazil, and although none have occurred in the free zones where we source our hogs for production, any such occurrence could require us to dispose of affected hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

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

In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization (“WHO”). The cases reported were caused by the H5N1 virus. In 2013, direct human-to-human transmission of the H7N9 virus was proven. Various countries in Asia, the Middle East and Africa reported human cases in the last five years and various European countries reported avian influenza cases in poultry. In 2014, there were reports of human cases of avian influenza in Egypt, Indonesia, Cambodia, China and Vietnam, among other countries. In the Americas, there were reports of human cases of avian influenza in both Canada and the United States. In early 2015, new cases of H5N1 and H5N2 reported in the United States resulted in restrictions on U.S. exports. In 2016, new outbreaks occurred in bird populations across Northern Europe, including France, the Netherlands, Switzerland, Finland and Germany. Middle Eastern and African countries also had outbreaks during 2016. In early 2017, Chile, a neighboring country to Brazil, confirmed the occurrence of avian influenza. In 2019, several countries within Europe, Asia and Africa and Mexico reported cases of highly pathogenic avian influenza in poultry.

Even though Brazil has not yet had a documented case of avian influenza, there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

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

We consider the potential effects of climate change when evaluating and managing our operations and supply chain, recognizing the vulnerability of natural resources and agricultural inputs that are essential for our activities. The main risks we have identified with respect to climate change relate to the changes in temperature, changes in rainfall, including drought, flooding, storms and lack of water, which may affect agricultural productivity, animal welfare and the availability of energy. These changes may adversely affect our costs and results of operations, including by raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We may fail to effectively implement programs to reduce our exposure to climate change, which may adversely affect our business and results of operations in the future.

We are also subject to regulatory changes, such as carbon pricing or taxation, and changes to licensing legislation for greenhouse gas emissions at the domestic and international levels. Any such changes may increase our costs and adversely affect our results of operations

Our operations are largely dependent on electricity, and energy-related expenses are one of our highest fixed costs. Energy costs have historically fluctuated significantly over time and increases in energy costs could result in reduced profits. A significant interruption in energy supply or outright loss of energy at any of our facilities could result in a temporary disruption in production and delivery of products to customers and additional costs, materially adversely affecting our results of operations.

A significant portion of Brazil’s electricity generation capacity is currently dependent upon hydroelectric facilities. Hydroelectric production is vulnerable to a variety of factors, including the variability of precipitation. There can be no assurance that our efforts to increase our energy efficiency and reduce electricity demand will be successful. If the amount of water available to energy producers becomes increasingly scarce due to drought or diversion for other uses, as has occurred in recent years, our energy expenses may increase and our results of operations may be materially adversely affected.

Any shortage or lack of water, and any failure to comply with applicable rules and regulations related to water usage and management, could materially adversely affect our business and results of operations.

In the last century, water use has grown globally at more than twice the rate of the population increase, and an increasing number of regions in the world are reaching the limit at which water services can be sustainably delivered. According to a study by the Food and Agriculture Organization of the United Nations (“FAO”), by 2025, an estimated 1,800 million people are expected to be living in countries or regions with “absolute” water scarcity (under 500 m3 per year per capita), and two-thirds of the world population may be under “stress” conditions (between 500 and 1,000 m3 per year per capita). Water is an essential input for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. The industrial use of water may also adversely affect its availability. As a result, the shortage or lack of water represents a critical risk for our business and may materially and adversely affect our business and results of operations.

The procedures that we have developed to reduce our water consumption, comply with applicable rules and regulations, and minimize our impact on the environment and the community may fail or be insufficient. Additionally, our assessments of the micro and macro watersheds in the regions in which we operate and the industrial activities and characteristics of the use of water resources may be inaccurate in understanding the local water demand growth. We may fail to accurately assess the water supply or anticipate water-related risks, and the increased industrial use of water by water intensive businesses may also adversely affect the continuing availability and quality of water in Brazil. This may result in us or our key suppliers encountering water shortages. Any of these factors may materially adversely affect our business and results of operations.

We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

We are subject to anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA. In addition, we participate in certain public tenders and competitive bidding rounds for contracts involving public authorities in Brazil and potentially in other markets where we operate, which activities are typically subjected to heightened regulatory scrutiny and often require compliance with specific anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses and recorded provisions for losses in inventories in the total amount of R$79.9 million in 2019 and R$ 492.8 million in 2018, which negatively impacted our results of operations. Additionally, these or other proceedings may result in penalties, fines, sanctions or other forms of liability. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability. Potential negative developments in the Carne Fraca Operation, Trapaça Operation and other investigations may also negatively affect the market price of our common shares and American Depositary Receipts (“ADRs”).

We are subject to antitrust and competition laws and regulations and we may fail to ensure compliance with such laws and regulations.

We are subject to antitrust and competition laws and regulations in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, on March 14, 2019, the Turkish Competition Authority (“TCA”) announced a decision regarding its investigation into our Turkish subsidiary Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine equivalent to R$22,507 thousand (TRY 30,518 thousand) against Banvit. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil, Commercial and Other Proceedings.”

There can be no assurance that our internal policies and procedures designed to ensure compliance with applicable antitrust and competition laws and regulations will be sufficient to prevent or detect all inappropriate or unlawful practices. As a result, we may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. Furthermore, there can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by authorities or civil antitrust litigation by private parties, or any agreements with antitrust or competition authorities, against us or our subsidiaries will not have a material adverse impact on our business, results of operations or financial condition.

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

Our failure to continuously innovate and successfully launch new products that address our clients’ needs and requirements, as well as maintain our brand image, could adversely impact our operating results.

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and our ability to successfully develop and launch new products and product variations that are desirable to consumers. The resources that we devote to new product development and product extensions may be insufficient and we may not be successful in developing innovative new products or our new products may not be commercially successful. For example, trends towards prioritizing health and wellness present a challenge for developing and marketing successful new lines of products to address these consumer preferences. Furthermore, a reduction in our investment in product development may negatively affect not only our ability to generate innovative solutions, but also the in-market success of any such products. Additionally, BRF employees working on innovation and research and development may move to one of our competitors, which would compromise our ability to deliver new and innovative products and may also result in our competitors gaining information we view as proprietary. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets in a timely or cost-effective manner, our products, brands, financial results and competitive position may suffer, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products, including in connection with the Carne Fraca Operation and Trapaça Operation, may adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

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

•         nationalization of our property;

•         political influence by local governments in communities where we operate requiring investments or other expenditures;

•         increases in export tax and income tax rates for our products; and

•         unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience significant variability in our revenue from those operations. For instance, it is unclear to us if the ongoing diplomatic crisis between Qatar and other Arab countries may lead to measures, such as trade embargoes, that could ultimately impact our current operations in Qatar and in the Middle East. In addition, the Brazilian government opened a business representation office in Jerusalem in December 2019, which announcement earlier in 2019 had led to protests and unrest throughout the Middle East, and apprehension among Brazilian exporters who fear possible retaliation or embargoes from Arab countries on Brazilian exports. The impact of these changes on our ability to deliver on our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may, therefore, have an adverse effect on our operations and financial results.

Deterioration of general economic and political conditions could negatively impact our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets and contribute to net losses.

Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of our business operations worldwide. While Brazil exports a diversified bundle of products to a variety of countries, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

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

Furthermore, on June 23, 2016, the United Kingdom held an in-or-out referendum on the United Kingdom’s membership within the European Union, the result of which favored the exit of the United Kingdom from the European Union, or “Brexit.” The United Kingdom was initially expected to depart the European Union on March 29, 2019, but on March 21, 2019, the European Union and the United Kingdom agreed to extend the deadline for Brexit. The European Union and the United Kingdom agreed to a further extension on April 10, 2019. On January 2020, the United Kingdom announced it had officially exited the European Union and entered a transition period. Brexit has caused and may continue to cause political and economic uncertainty, including significant volatility in global stock markets and currency exchange rate fluctuations. The effects of Brexit will depend on many factors, including any trade deals that the United Kingdom makes to retain access to European Union markets. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. If no trade deal is reached, there could be increased costs from re-imposition of tariffs on trade between the United Kingdom and the European Union, shipping delays because of the need for customs inspections and procedures, and temporary shortages of certain goods.  In addition, trade and investment between the United Kingdom, the European Union, Brazil and other countries will be impacted by the fact that the United Kingdom currently operates under the European Union’s tax treaties. The United Kingdom will need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. The potential impact of Brexit on our market share, sales, profitability and results of operations is unclear. Depending on the terms of Brexit, economic conditions in the United Kingdom, the European Union and global markets may be adversely affected by reduced growth and volatility. The uncertainty before, during and after the period of negotiation could also have a negative economic impact and increase volatility in the markets, particularly in the Eurozone.

Pandemics or human disease outbreaks, such as the novel coronavirus (COVID-19 virus), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.

Pandemics or human disease outbreaks, such as the novel coronavirus (COVID-19 virus) originating in China in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations.

While the extent and impact of the COVID-19 pandemic currently remains uncertain, it has already disrupted consumption and trade patterns, supply chains and production processes at a global scale and specifically relating to our business, including to the extent that anticipated product shipments may be substantially delayed either as a result of further spread of the virus or as a result of precautionary measures implemented by governments or commercial enterprises to limit the spread of the virus.

We continue to operate our plants, distribution centers, logistics, supply chain and administrative offices, although currently we have implemented a partial remote work program in some of our corporate offices. Our management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Customers from certain regions and channels in which we operate are being affected by COVID-19, mainly by the measures of social distancing imposed by authorities. We believe that there will be an increase in general customer default rates during the second quarter of 2020 and a consequent increase in expected credit losses. The further deterioration in the credit cycle of our customers may adversely affect our results and cash flows in the future, which we discuss in Note 36.2 to our consolidated financial statements.

Our operations include global production and distribution facilities, and if there is an outbreak of COVID-19 in our facilities or the communities where we operate and distribute our products, our production, operations, employees, suppliers, customers and distribution channels could be severely impacted. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work, and means of transporting products within regions or countries may be limited for the same reason, along with the potential for transport restrictions related to quarantines or travel bans.

Such a pandemic could also have an adverse impact on consumer demand, as quarantines may inhibit consumption, and restrictions on public gatherings or interactions may limit the opportunity for our customers and consumers to purchase our products. The consequences of such a pandemic could also result in a widespread health crisis that destabilizes commodity prices and the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.

Our results of operations are subject to cyclicality and volatility affecting the prices of commodities, poultry and pork, which could adversely affect our entire business.

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

Natural disasters or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems.

Our external market sales are subject to a broad range of risks associated with cross-border operations.

External market sales account for a significant portion of our global net sales, and represented 44.5% of our net sales in 2019, 43.3% of our net sales in 2018 and 43.3% of our net sales in 2017. Our external market is reported within our International business segment, which comprises Islamic markets (including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia), Asia, Europe, Eurasia, Africa and Americas, where we are subject to many of the same risks described below in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Our future ability to conduct business operations in external markets could be adversely affected by factors beyond our control, such as:

•         exchange rate and interest rate fluctuations and the impact of hyperinflation;

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

•         restrictions on international trade and financial flows imposed due to balance of payments deficits;

•         strikes or other events affecting ports and other transport facilities;

•         unpredictable international border closings that restrict products, materials and people;

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

•         sabotage affecting our products; and

•         negative media exposure related to the Brazilian agriculture and/or meat processing industry, including in connection with the Carne Fraca Operation, Trapaça Operation and/or other investigations.

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

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate. We incur significant costs in connection with our efforts to comply with applicable food safety and processing rules. Changes in government regulations relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected outside of Brazil by foreign food safety officials, and any failure to pass those inspections could result in us being required to return all or part of a shipment to Brazil, recall certain products, dispose of all or part of a shipment or incur costs because of delays in delivering products to our customers. Although Brazil currently has limited regulations regarding animal welfare, we have adopted various international animal welfare standards to address our customers’ expectations. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our performance depends on favorable labor relations with our employees, our compliance with labor laws and the safety of our facilities. Any deterioration of those relations, increases in labor costs or injuries at our facilities could adversely affect our business.

As of December 31, 2019, we had approximately 93,000 employees worldwide. Our production employees in Brazil and in countries where organized labor is prevalent are generally represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in higher payments of wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable union agreements, we may become subject to work stoppages or strikes.

Labor costs are among our most significant expenditures. Such costs represented approximately 14.3% of our cost of sales in 2019. In the event of a review of our employee contract structure, additional operational expenses could be incurred. Additionally, in the ordinary course of business, we outsource some of our labor force, which subjects us to claims that may arise from these relationships, including claims directly against us as if we were the direct employer of the outsourced workers. In the event that a significant amount of these claims result in an unfavorable outcome against us, we may be held liable for amounts higher than our provisions, which may have a material adverse effect on our business, financial and operational condition and results of operations. In addition, if the outsourced activities are deemed by the authorities to be core activities, outsourcing may be considered illegal and the outsourced workers may be considered our employees, which would result in a significant increase in our costs and could subject us to administrative and judicial procedures by the relevant authorities and fines. We are also subject to increases in our labor costs due to Brazilian inflation and increases in health insurance costs. Material increases in our labor costs could have a material adverse effect on our business, results of operations and financial condition and prospects.

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

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas, such as conservation units, archeological areas and permanent preservation areas, handling and disposal of waste, discharges of pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Water management is especially crucial and poses many challenges to our operations. In Brazil, water use regulations impact farming operations, industrial production and hydroelectric power. Any failure to comply with any of these laws or regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage without any caps. Civil penalties may include summons, fines, temporary or permanent bans, the suspension of subsidies by public bodies and the temporary or permanent shutdown of commercial activities. Criminal penalties include fines, temporary loss of rights and prison (for individual offenders) and liquidation, temporary loss of rights, fines and community service (for legal entities). Additionally, pursuant to Brazilian environmental laws, the corporate veil will be pierced (such that the stockholders of a company will be held liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damage whenever the corporate veil is deemed by a court to be an obstacle to obtaining compensation for environmental damage.

We have incurred, and will continue to incur, operating expenses and capital expenditure requirements to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance may increase from current levels and may adversely affect the availability of funds for capital expenditures and other priorities. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, may result in increased costs and expenses.

Our plants are subject to environmental and operational licensing based on their pollution potential and use of natural resources. If one of our plants is built or expanded without an environmental license, or if our environmental licenses expire, are not timely renewed or have their request for renewal rejected by the competent environmental authority, we may incur fines and other administrative penalties, such as suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of a failure to fulfill the conditions of validity in the environmental licenses already held by us. Furthermore, we cannot operate a plant if the required environmental permit is not valid or updated. Currently, some of our environmental licenses are in the renewal process, and we cannot guarantee that environmental agencies will approve our renewal requests. Brazilian CONAMA (“Conselho Nacional do Meio Ambiente”) Resolution 237 establishes that renewal of environmental licenses must be requested at least 120 days in advance of their expiration, so that the licenses may be automatically extended until a final decision from the environmental authority is reached. In addition, the environmental agency may condition the renewal on expensive facility upgrades if there have been regulatory changes in the environmental standards that the plant is required to meet, which may result in delays, disruptions or in the denial of the license.

We are also subject to similar environmental laws and restrictions in all jurisdictions where we have plants and operations, which may require us to incur significant costs.

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

With regard to tax contingencies, we are currently defendants in a number of cases, which include, for example, disputes regarding the offset of tax credits and the use of tax incentives in several states that have not yet reached a final ruling in the Brazilian courts. In addition, we may face risks arising from potential impairment of input state VAT that we accumulate on exports.

As of December 31, 2019, we had R$1,794,369 thousand in provisions for contingencies, of which R$307,177 thousand was for civil and other contingencies (including administrative, regulatory and environmental), R$583,464 thousand was for tax contingencies, R$603,074 thousand was for labor contingencies and R$300,654 thousand was for contingent liabilities arising from business combinations.

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

On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action (the “Lead Plaintiff”). On December 5, 2018, the Lead Plaintiff filed an amended complaint that sought to represent all persons and entities who purchased or otherwise acquired BRF ADRs during the period from April 4, 2013, through and including March 2, 2018. The class action alleges, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed an opposition motion and, on

February 11, 2020, we and the other defendants filed our response. While the court’s decision on the motion to dismiss was still pending, the parties reached an agreement on March 27, 2020 to settle this class action for an amount equivalent to R$204.44 million (U.S.$40 million), subject to definitive documentation and court approval.

In addition, in 2019 we received two final and unappealable judicial decisions regarding the exclusion of ICMS from the tax basis of the social contributions of PIS and COFINS, which permitted us to recognize a significant amount of recoverable taxes, which are described in Note 9.2 to our consolidated financial statements. For a number of procedural reasons involved in finalizing the settlements for these judgments, it could take an extended period of time for us to receive these amounts, either as compensation or through obtaining a court ordered financial obligation (precatório).

In March 2020, three confidential arbitration proceedings were brought against us in the B3’s Market Arbitration Chamber (Câmara de Arbitragem do Mercado) in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. Because these three arbitration proceedings are in their initial stages, we believe the possible loss or range of losses, if any, arising from these arbitrations cannot be estimated. In the event that these litigation or arbitration proceedings are decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us.

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

We are vulnerable to third party transportation and logistics risks, and we rely on a limited number of available third party suppliers to deliver certain specialized materials that we require for our production activities.

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

In addition, some of our production activities require specialized materials that we acquire from a limited number of available third party suppliers. For example, we rely on purchases of genetic material used in our livestock breeding programs from a very small number of livestock genetics companies. If any of these suppliers is not able to supply the materials in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of production and sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

Certain kinds of losses cannot be insured against via third-party insurance, and our insurance policies are subject to liability limits and exclusions. For example, political risks, environmental and climate events, fraud, strike, product recalls, fines and penalties, terrorism, the livestock itself, ammonia leakage, financial risks such decrease in stock prices, cybersecurity risks, sabotage, industrial espionage, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a material adverse effect on us. Additionally, we are exposed to certain product quality risks, such as criminal contamination, avian influenza, salmonella and other livestock diseases that can impact our operations and which are not covered under insurance. If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to indemnify parties affected by such an event. Furthermore, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to different facilities. These costs may not be fully covered by our insurance.

From time to time, our facilities may be affected by fires, such as the fires in our facilities in Chapecó, State of Santa Catarina and Paranaguá, State of Paraná that occurred in 2016, in Lajeado, State of Rio Grande do Sul in 2017 and in Arroio do Meio, State of Rio Grande do Sul in 2019, and by flooding such as the flooding in our facility in Bandirma/Turkey in 2018, as well as by electrical damages or explosion in substations, or widespread truck driver strikes. Our business interruption insurance may not cover all of our direct and indirect costs and intangible costs in connection with disruptions to our operations. For example, the negative impacts on our business from the 2018 Brazilian truckers’ strike, including the suspension of operations at our production facilities and increased transportation and logistics costs, were not covered by any of our insurance policies. Any similar events in the future could have a material adverse impact on our business, results of operations, financial condition and prospects.

Moreover, our insurance policies may not cover legal costs in general incurred to defend the company against legal and administrative proceedings. We have incurred, and expect to continue to incur, significant costs in connection with the Carne Fraca Operation, the Trapaça Operation and the shareholder class action filed on March 12, 2018. The costs associated with these investigations and the costs of defending the class action may not be covered by our insurance policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage in the future, related to the foregoing or any other matters, on terms acceptable to us. As a result, we may incur significant additional expenses which may adversely impact our financial condition and results of operations.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. In 2017 and 2018, we experienced a significant number of departures of senior management, including two of our previous CEOs, our

CFO, our Chief Human Resources Officer (“CHRO”), our Brazil General Manager and our Vice President of Operations. In addition, on March 5, 2018, we called an Ordinary and Extraordinary Shareholders’ Meeting (the “Ordinary and Extraordinary General Meeting”), which was held on April 26, 2018, at the request of two of our shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI,” and Fundação Petrobras de Seguridade Social, or “PETROS,” which jointly hold approximately 20% of our capital stock. At the Ordinary and Extraordinary General Meeting, the number of members of our board of directors was set at 10 members, new members were elected to the board of directors and the Chairman and Vice-Chairman of the board of directors were elected. Only four of the ten board members elected during the Ordinary and Extraordinary General Meeting were previously members of our board of directors. Furthermore, pursuant to Novo Mercado rules, we expected Mr. Pedro Pullen Parente’s term as Chief Executive Officer to end on or before June 18, 2019, as he was only permitted to hold the positions of Chairman of the Board of Directors and Chief Executive Officer at the same time for a period of one year. In connection with the end of Mr. Parente’s term as Chief Executive Officer, on March 28, 2019, the Company appointed Mr. Lorival Nogueira Luz Júnior, the Company’s Chief Operating Officer at the time, as Chief Executive Officer, and he began his term on June 18, 2019. On January 31, 2019, we appointed Mr. Ivan de Souza Monteiro as Chief Financial Officer, who took office on March 11, 2019 and remained in the position until April 25, 2019. As a result of Mr. Monteiro’s departure, Mr. Lorival Nogueira Luz Júnior was temporarily our acting Chief Financial Officer, and on August 13, 2019, we appointed Mr. Carlos Alberto Bezerra de Moura as the new Chief Financial Officer, who took office on September 16, 2019. These changes, and other potential changes, in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

Breaches, disruptions, or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business and reputation.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and improve the efficiency of our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. We also process personal data of our employees and customers. We depend on cryptography technology and electronic authentication programs provided by third parties to securely process the collection, storage and transmission of confidential information, including personal data.

Our information technology systems may be vulnerable to a variety of interruptions and cybersecurity threats and incidents. There are numerous and evolving risks related to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Computer hackers and others routinely attempt to breach the security of information technology systems and to fraudulently induce employees, customers and other third parties to disclose information or unwittingly provide access to systems or data. Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in, for example, unauthorized access to, disclosure, modification, misuse, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction errors; business delays; and service or system disruptions. In the event of such actions, we, our customers and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, the loss of existing or potential customers, loss of sales, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance. Our cybersecurity risk also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors and other third parties.

Our efforts to monitor , identify, investigate, respond to and remediate security incidents, including those associated with cybersecurity attacks, may not be adequate or sufficient. The measures that we have implemented regarding technology security and disaster recovery plan may not be adequate or sufficient. There can be no assurance that these efforts and measures will be successful in preventing a cybersecurity attack, a general information security incident or a disruption of our information technology systems. The occurrence of any such events may materially adversely affect our operations, business and reputation. Furthermore, as our business and the cybersecurity landscape evolve, we may find it necessary to make significant further investments to protect our data and information technology infrastructure, which may adversely impact our financial condition and results of operations.

The regulatory environment with regard to cybersecurity, privacy and data protection issues is increasingly complex and may have impacts on our business, including increased risk, costs and expanded compliance obligations. For example, on May 25, 2018, the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”) became directly applicable in all member states of the European Union. Violations of the GDPR carry financial risks due to penalties for data breach or improper processing of personal data (including a possible fine of up to 4% of total worldwide annual turnover for the preceding financial year for the most serious infringements) and may also adversely affect our reputation and our activities relying on personal data processing. The Brazil General Data Privacy Law (Lei Geral de Proteção de Dados Pessoais), which was signed into law in August 2018 and will become effective in August 2020, and an increased number of data protection laws around the globe may continue to result in increased compliance costs and risks. See “—We are subject to risks associated with failure to comply with the data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.” The potential costs of compliance with or imposed by new or existing regulations and policies that are applicable to us may affect our business and could have a material adverse effect on our results of operations.

We are subject to risks associated with failure to comply with the data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.

Law No. 13,709/2018, or the Brazilian General Data Protection Law, will come into force and take effect in August 2020 and will change the way the protection of personal data is regulated in Brazil. The Brazilian General Data Protection Law establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as authorization for the creation of the Brazilian National Data Protection Authority.

If we do not comply with the Brazilian General Data Protection Law, both we and our subsidiaries may be subject to sanctions, either individually or cumulatively, including warnings, obligations to disclose incidents, temporary blocking and/or deletion of personal data, and penalties of up to 2% of our revenue or the revenue of our group or our conglomerate in Brazil in the last year, excluding taxes, up to a total amount of R$50 million per infraction. In addition, we may be held liable for material, moral, individual or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual or collective damages caused by our subsidiaries, on account of failure to comply with the obligations set forth by the Brazilian General Data Protection Law.

Therefore, the failure to protect personal data processed by us and our subsidiaries, as well as the failure to adjust to the applicable legislation, may result in significant fines for us and our subsidiaries, disclosure of any incidents in the media, the deletion of personal data from our database, and even the suspension of our activities, which could adversely affect our reputation, business, results of operations and financial condition.

Risks Relating to Our Indebtedness

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

At December 31, 2019, our total consolidated loans and borrowings was R$18.6 billion.

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

As of December 31, 2019, we had R$3.1 billion of debt that matures in 2020, R$1.9 billion of debt that matures in 2021, R$2.1 billion of debt that matures in 2022, R$2.4 billion of debt that matures in 2023 and R$9.0 billion of debt that matures in 2024 and thereafter.

A substantial portion of our outstanding debt is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2019, we had R$11.0 billion of foreign currency debt, including R$0.3 billion of short-term foreign currency debt. Our U.S. dollar-denominated debt must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks.

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

•         create or assume liens; and

•         engage in mergers or consolidations.

The breach of any of the covenants to which we are subject could result in a payment default under the terms of other existing debt obligations. Upon the occurrence of such an event of default, all amounts outstanding under the applicable debt instruments and the debt issued under other debt instruments containing cross-default or cross-acceleration provisions, together with accrued and unpaid interest, if any, might become or be declared immediately due and payable. If such indebtedness were to be accelerated, we may have insufficient funds to repay in full any such indebtedness. In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our subsidiaries’ financial and operational flexibility may be further reduced as a result of the imposition of covenants that are more restrictive, the requirements for additional security and other terms.

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

Following a two-year contraction of 3.5% in GDP both in 2015 and 2016, the Brazilian economy posted moderate increases of 1.0% and 1.1% in 2017 and 2018, respectively, and again of 1.1% in 2019. Inflation, measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), increased to 4.31% in 2019, from 2.95% and 3.75% in 2017 and 2018, respectively.  Interest rates decreased to 4.5% in 2019, from 6.5% in 2018 and 7.00% in 2017. Unemployment had a slight improvement from 12.7% in 2017 to 12.3% in 2018 and to 11.9% in 2019, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE.

In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as the “Lava Jato Operation,” have indirectly negatively impacted the Brazilian economy and political environment and are still ongoing.

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

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-president, Ms. Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Mr. Michel Temer, the former vice president, who assumed the presidency of Brazil following Rousseff’s ouster, was first arrested on March 2019, having been convicted of the crimes of cartel involvement, active and passive corruption, money laundering and public auction fraud. He was released and arrested again four days later, in May 2019, and then released once again six days later.  He continues to be under several investigation on corruption allegations.  In addition, the former president, Mr. Luiz Inácio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018, but he was released from prison in November 2019 following a Federal Supreme Court ruling. Mr. da Silva still faces pending charges and could return to prison if found guilty once all appeals are exhausted. A strong opposition figure, Mr. da Silva’s release from prison could further deepen political tensions in Brazil.

The new Brazilian president, Mr. Jair Bolsonaro, a former member of the military and three-decade congressman, was elected on October 28, 2018 and took office on January 1, 2019. During his presidential campaign, the new Brazilian president was reported to favor the privatization of state-owned companies, economic liberalization and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all. In addition, the current minister of the economy proposed during the presidential campaign the revocation of the income tax exemption for the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies. This could impact our ability to receive, from our subsidiaries, future cash dividends or distributions net of taxes and also our ability to make distributions to our shareholders net of taxes, which could have a material adverse effect on our results of operations.

Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares and ADRs.

In November 2019, the Brazilian government passed a pension reform after almost nine months of negotiations with Congress. In addition, the Brazilian federal government is expected to propose the general terms of a fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2020, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass such reforms. As of the date of this annual report, many of the proposed public expenses in Brazil’s budget have been maintained and it is not clear whether other expenses will be reduced or entirely eliminated. If some or all of these public expenses are maintained, Brazil will continue to run a budget deficit for 2020 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. The political and economic instability in 2019 has negatively affected consumer confidence in Brazil. The Fundação Getúlio Vargas (“FGV”) Consumer index presented a 1.4 points decrease, from 93 points in 2018 to 91.6 points in 2019.

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

Brazil has experienced high inflation rates in the past, while recent downward inflationary pressures caused the Brazilian consumer price inflation rates to reach 2.95% in 2017, 3.75% in 2018 and 4.31% in 2019, according to the IPCA, published by the IBGE. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

Although inflation levels have been relatively stable in 2017, 2018 and 2019, there can be no assurance that inflation rates will not rise in the near future. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. High inflation also puts pressure on industry costs of production and expenses, which may force companies to search for innovative solutions in order to remain competitive. We may not be able to pass any such increase in costs onto our customers and, as a result, it may adversely impact our results of operations and financial condition. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase. Furthermore, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and the ADRs.

Fluctuations in interest rates may have an adverse effect on our business, financial condition and the market prices of our common shares and the ADRs.

The Central Bank uses interest rates to attempt to keep inflation under control or to stimulate the economy. If interest rates decrease, there is generally greater access to credit and consumption of goods typically increases. This increase in demand can in turn result in inflation. On the other hand, if interest rates go up, the cost of borrowing increases which may inhibit consumption and additional investments. Another consequence of rising interest rates is that a greater return is paid in respect of government securities, which may impact other investments by making them less attractive by comparison. As a result, there may be additional investment in public debt, which absorbs money that could otherwise fund the private sector.

On December 31, 2019, 36.6% of our total loans and borrowings of R$18.6 billion was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA or (2) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate (“LIBOR”). Any increase in the CDI, TJLP, IPCA or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate fluctuations may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real depreciated 13.4% and 47.0% in 2014 and 2015, respectively, appreciated 16.5% in 2016, and depreciated 1.5%, 17.1% and 4.1% in 2017, 2018 and 2019, respectively, against the U.S. dollar.

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

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,006.5 million at December 31, 2019, representing 59.1% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social, or “PIS”) and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social, or “COFINS”) taxes, the ICMS and some other taxes, such as increases in payroll taxes and in the withholding tax over dividend distributions. It is uncertain whether these proposals will be approved and passed into law and, if approved, whether they will reflect these or any other changes to tax regimes. Other tax regimes, such as the research and development tax incentive program (“Lei do Bem”) and the deduction of interest on shareholders’ equity, may be revoked to increase the government’s revenues in light of a possible reduction in the income tax rate, which has been and is being studied by the new Brazilian government’s financial team. The effects of these proposed tax reform measures and any other changes that could result from the enactment of additional tax reforms have not been, and cannot be, quantified yet due to the uncertainty of whether any changes will be implemented. Some of these measures, if enacted, may result in increases in our overall tax burden, which may adversely affect our overall financial performance. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Social Contributions.” Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

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

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833, of December 29, 2003) provides that the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil. The Brazilian tax authorities have issued a normative instruction confirming their intention to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be property located in Brazil for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional, or “CMN”)) is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In case of a non-Brazilian holder selling common shares on the Brazilian stock exchange, the withholding tax rate would be 0% (in the case of a non-Brazilian holder registered as such before Brazilian Central Bank (“Bacen”) under the rules of the CMN (“Registered Holder”) and not a resident of a tax haven (“Tax Haven Resident”)), 15% (in the case of a non-Brazilian holder that is not a Registered Holder and not a Tax Haven Resident), or 25% (in the case of a non-Brazilian holder that is a Tax Haven Resident).

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

•         are subject to income tax at a rate of 25% when realized by an individual or legal entity that is a Tax Haven Resident, whether or not such holder is a Registered Holder.

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

The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2019. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 30% of all shares traded on the São Paulo Stock Exchange in 2019. These market characteristics may substantially limit the ability of holders of the ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for 2019, and we do not expect to be a PFIC for 2020, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%.  The calculation of the value of our assets (including goodwill and certain intangible assets) will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change.  Accordingly, it is possible that we may become a PFIC for 2020 or future taxable years due to changes in our income or asset composition. See “Item 10.  Additional Information—E.  Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

ITEM 4.            INFORMATION ON THE COMPANY

A.                  History and Development of the Company

BRF S.A. is a publicly-held company in Brazil and is therefore subject to the requirements of the Brazilian Corporation Law and the rules and regulations of the CVM and the B3.

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

Agreement with Lactalis

On September 3, 2014, we entered into a binding memorandum of understanding with Lactalis, a company controlled by Parmalat S.p.A., an Italian publicly held company pertaining to the Groupe Lactalis S.A. (or “Groupe Lactalis”) for the sale of our dairy division, including:  (i) manufacturing facilities located in the cities of Bom Conselho (PE), Carambeí (PR), Ravena (MG), Concórdia (SC), Teutônia (RS), Itumbiara (GO), Terenos (MS), Ijuí (RS), Três de Maio I (RS), Três de Maio II (RS) and Santa Rosa (RS), and (ii) related assets and trademarks (Batavo, Elegê, Cotochés, Santa Rosa and DoBon) dedicated to such segment. The transaction closed on July 1, 2015 for a total sale price of U.S.$697.8 million.

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

Acquisition of Banvit – Turkey

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

Sale of Quickfood

On December 7, 2018, we executed a Share Sale and Purchase Agreement with Marfrig Global Foods S.A. (“Marfrig”) for the sale of our total ownership interest in Quickfood (which constituted 91.89% of the capital stock of Quickfood). Quickfood was our subsidiary in Argentina and operated three beef slaughtering plants with a capacity of 620 heads per day and a processing capacity of approximately 6,000 metric tons per month of hamburgers, franks, cold products and frozen vegetables. The transaction closed on January 2, 2019, for an amount equivalent to R$191,291 thousand (US$49,937 thousand).

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

Sale of Avex

On December 19, 2018, we entered into a Share Sale and Purchase Agreement whereby we agreed to sell all of the issued and outstanding shares of our Argentinian subsidiary, Avex S.A., to Granja Tres Arroyos S.A. and Fribel S.A.. Avex S.A. operates three facilities located in Llavalol, Villa Mercedes and Rio Cuarto, in Argentina, for the production of poultry and margarine. This transaction closed on February 4, 2019, for an amount equivalent to R$169,726 thousand (US$44,824 thousand).

Sale of Assets in Europe and Thailand

On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand.  This transaction closed on June 3, 2019, for an amount equivalent to R$1,488,033 thousand (US$382,106 thousand).

Other Transactions in 2018 and 2019

On December 6, 2018, the Company was notified by VDG Holding S.A. that it was exercising its right to terminate Minerva S.A.’s shareholders’ agreement entered into by the parties, as shareholders of Minerva S.A., on November 1, 2013, as a result of the Company holding less than 6% of the outstanding shares issued by Minerva S.A.

On December 18, 2018, the Company created a Brazilian receivables investment fund (“FIDC”) to acquire trade receivables of commercial transactions entered into by the Company and its customers in Brazil. The fund has three distinct classes of quotas and may reach an aggregate total volume of R$875 million.

On January 10, 2019, the Company executed an Asset Sale and Purchase Agreement with BOGS S.A. for the sale of its facility located in the city of Florencio Varela, Argentina, and all assets and liabilities related to it, including the brands “Bocatti” and “Calchaquí,”. The transaction closed on February 28, 2019, for an amount equivalent to R$95,036 thousand (US$26,753 thousand).

On January 10, 2019, the Company executed a Share Sale and Purchase Agreement with La Piamontesa de Averaldo Giacosa y Compañía S.A. for the sale of all of the capital stock of the Company’s Argentine subsidiary, Campo Austral S.A., including its facilities in San Andrés de Giles and Pilar and the brand “Campo Austral.” The transaction closed on March 11, 2019 for an amount equivalent to R$29,359 thousand (US$7,619 thousand).

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock that it did not own in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (US$19,000 thousand, translated to reais at the exchange rate of R$5.2837 as of April 20, 2020), at which point Wafi became a wholly-owned subsidiary of Badi Limited.

On September 5, 2019, the Company executed a Share Sale and Purchase Agreement with Sats Food Services Pte Ltd, providing for the terms and conditions for the sale of our interest in Singaporean food company Sats BRF Food Pte Ltd., equivalent to 49% of its capital stock. The transaction was concluded on September 5, 2019 for the amount equivalent to R$51 million (SGD17 million) and also encompassed the execution of a new contract for the distribution and licensing of brands owned by BRF.

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

Capital Expenditures

The table below sets forth our capital expenditures with respect to operations for the periods indicated:

	For the year ended December 31,
	2019	2018	2017
	(in millions of reais)
Property, plant and equipment	417.1	578.0	681.2
Biological assets	837.9	845.3	681.7
Business Combinations	-	-	1,119.7
Intangible assets	64.3	20.6	51.1
Total capital expenditures	1,319.3	1,443.9	2,533.7

*The amounts disclosed above do not include leases.

In 2019, as in the previous year, investments were made a priority to meet the regulation and adaptation of our asset base to safety and quality principles in line with our organizational culture.

In 2018, we focused our investments on our quality and security standards rather than acquisitions, reflecting the policies of our new board of directors.

In 2017, BRF focused on executing the nearly R$115.0 million of investments made in 2016 for the automation of company processes. The goal of these investments was to improve efficiency by increasing productivity and reducing production costs. We also invested R$136.5 million in international projects, more specifically our Toledo, Campos Novos and Rio Verde factories to increase pork production for the Chinese market. Additionally, in 2017, we invested R$20.1 million in a new production line for animal ingredients.

In 2020, in addition to existing projects, we expect to focus on pursuing our commitment to maximizing the use of our assets by making investments to help eliminate production constraints and increase overall efficiency. In addition, we will increase investments to expand in the markets we serve and take advantage of new commercial opportunities.

B.                  Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. We have a portfolio of approximately 3,000 stock keeping units (“SKUs”). Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. In 2019, BRF accounted for 11.6% of the world’s poultry trade, according to Trademap.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 34 industrial facilities in Brazil, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 555,000 monthly deliveries and 45 distribution centers as of December 31, 2019, 21 of which are in the domestic market and 24 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 21 offices outside of Brazil serving customers in more than 130 countries on five continents. We have one industrial facility in Abu Dhabi, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE.”

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, and frozen pork;

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

In Brazil, we operate 34 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 21 distribution centers, six of which are owned by us and 15 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our International market, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 24 distribution centers located in Asia, the Southern Cone and the Middle East as well as commercial offices on four continents.

We are also focused on addressing the impacts of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. We have taken steps to address these concerns, for example by entering into a partnership with the World Wide Fund for Nature (WWF) and joined the Collaboration for Forests and Agriculture (CFA) in 2019, with the aim of developing a more sustainable grain supply chain.

Our Industry

We manage our business to target both the Brazilian market and international markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affects our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 2.3% from 2004 through 2019.  For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. Reacting to this weak economic scenario, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend remains downward, from 17.8% as of December 31, 2004 to 4.5% as of December 31, 2019.  For the year ended December 31, 2019, the IPCA increased by 4.31%.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for 2019 was 11.8%, an increase of 0.2 percentage points when compared to the 11.6% of 2018. The Consumer Confidence Index for December 2019 was 91.6%, 1.4 percentage points below that in December 2018 of 93.0%.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados, or “ABRAS”) in December 2019, supermarket sales in real terms (deflated by the IPCA), increased 2.3% compared to December 2018. For the full year, supermarket sales in real terms rose 3.6% in 2019 as compared to 2018.

Export Markets

The information set forth in this “Export Markets” subsection relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 2.8% in the year ended December 31, 2019, compared to the year ended December 31, 2018, in terms of volume. Pork exports registered an increase of 16.2% in volume sold in the year ended December 31, 2019, compared to the year ended December 31, 2018. Beef exports recorded an increase of 12.9% in volume in the year ended December 31, 2019, compared to the year ended December 31, 2018.

Brazilian chicken exports in the year ended December 31, 2019 totaled 4.2 million tons on sales of R$28.17 billion. China is the main destination for these exports (13.9%), followed by Saudi Arabia (11.1%), Japan (10.1%) and the United Arab Emirates (8.1%).

Pork export volume in the year ended December 31, 2019 totaled 750.3 thousand tons, totaling around R$6.45 billion. The leading importers, China, Hong Kong and Chile represented 33.2%, 21.7% and 5.9%, respectively, of total exports from Brazil.

Beef shipments in the year ended December 31, 2019 totaled 1.81 million tons with sales of around R$29.77 billion. This increase in volume was driven by higher exports sent to China and Hong Kong, which import 27.2% and 18.2% of Brazilian beef exports, respectively.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Products

We are a food company that focuses on the production and sale of poultry, pork and processed foods.

Poultry

We produce frozen whole and cut poultry. In 2019, we slaughtered approximately 1.56 billion heads of poultry, a 0.9% increase compared to 1.55 billion in 2018. We sold 2,018 thousand tons of frozen chicken and other poultry products in 2019, compared to 2,064 thousand tons in 2018, excluding our discontinued operations. Most of our poultry sales are to our export markets.

As a result of the trade barriers imposed by the European Union, we have significantly reduced our production of turkey since 2018, as the European Union was our main consumer market for this product. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations.”

Pork and Beef

In 2019, we slaughtered approximately 9.62 million hogs and 34,413 cattle, compared to 9.84 million and 154,571 in 2018, respectively. We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In 2019, we sold 270 thousand tons of pork and beef cuts, excluding our discontinued operations, compared to 252 thousand tons of pork and beef cuts in 2018. We are also further developing our international customer base for pork and beef cuts.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 1,830 thousand tons of processed foods in 2019, compared to 1,869 thousand tons in 2018, excluding our discontinued operations. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Frozen desserts

We have produced and sold Miss Daisy deserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including:

•         Mousse pie;

•         Dutch pie; and

•         Frozen mousse.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2019, we produced 9,480.75 thousand tons of feed and PREMIX, compared to 9,559.56 thousand tons in 2018. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the second largest producer and the leading exporter of poultry in the world in 2019 based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry.

According to the USDA, global poultry trade increased 4.3% in 2019 compared to 2018, mainly due to higher exports from the European Union (which increased 8.3%); Thailand (which increased 7.1%) and Ukraine (which increased 26.2%). According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or “ABPA”), exports of poultry parts increased 3.4% in 2019 compared to 2018, representing 66.5% of the total poultry exported volumes. Whole chicken, which represented 26.0% of the total volume, decreased 1.1% in 2019 compared to 2018. The main destinations in 2019 were China, Saudi Arabia,  Japan and United Arab Emirates. In 2019, Saudi Arabia decreased total imports from Brazil by 3.6%, China increased total imports from Brazil by 33.6%, Japan increased total imports from Brazil by 6.5% and United Arab Emirates increased by 10.2% compared to 2018.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	World Broiler Production
Primary Broiler Producers	2019	2018	2017
	(in thousands of tons – “ready to cook” equivalent)
U.S.	19,906	19,361	18,938
Brazil	13,635	13,355	13,612
European Union (28 countries)	12,460	12,200	11,912
China	13,100	11,700	11,600
Russia	4,740	4,872	4,617
India	4,902	4,855	4,640
Mexico	3,625	3,485	3,400
Thailand	3,300	3,170	2,990
Turkey	2,300	2,225	2,188
Argentina	2,171	2,110	2,150
Japan	1,720	1,685	1,661
Others	17,147	16,736	16,094

Primary Broiler Exporters	2019	2018	2017
	(in thousands of tons – “ready to cook” equivalent)
Brazil	3,715	3,687	3,847
U.S.	3,259	3,245	3,137
European Union (28 countries)	1,545	1,427	1,323
Thailand	885	826	757
China	430	447	436
Others	1596	1596	1519
Total	11,701	11,289	11,043

Primary Broiler Consumers	2019	2018	2017
	(in thousands of tons – “ready to cook” equivalent)
U.S.	16,664	16,184	15,826
China	13,235	11,595	11,475
European Union (28 countries)	11,655	11,536	11,281
Brazil	9,925	9,671	9,768
Russia	4,785	4,785	4,786
India	4,900	4,852	4,638
Mexico	4,468	4,301	4,198
Japan	2,800	2,761	2,688
Thailand	2,455	2,345	2,226
Argentina	2,025	1,955	1,978
South Africa	1,830	1,877	1,778
Others	22,263	21,769	21,282

Source: USDA, January 2020.

Pork

Brazil was the fourth largest producer, exporter and consumer of pork in the world in 2019, according to the USDA. Brazil’s production and consumption of pork has increased since 2009. The USDA expects a decrease in global production of 9.1% and a decrease in pork consumption of 8.9% in 2020. According to the USDA, global pork exports reached 9,476 thousand tons in 2019. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development has also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the ABPA, as of December 2019, China was Brazil’s primary destination for pork followed by Hong Kong, representing 33.2% and 21.7%, respectively, of total Brazilian pork exports. Chinese and Hong Kong imports from Brazil increased 61.1% and 0.9%, respectively, from December 31, 2018 to December 31, 2019.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
China	46,500	54,040	54,518
European Union (28 countries)	23,980	24,082	23,660
U.S.	12,543	11,943	11,611
Brazil	3,975	3,763	3,725
Russia	3,240	3,155	2,959
Vietnam	2,400	2,811	2,741
Others	13,363	13,144	12,851
Total	106,001	112,938	112,065

Main Pork Exporters	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
European Union (28 countries)	3,650	2,933	2,858
U.S.	2,856	2,665	2,555
Canada	1,330	1,331	1,351
Brazil	860	730	786
China	130	203	208
Chile	240	200	171
Mexico	215	178	170
Others	195	205	198

Main Pork Consumers	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
China	48,970	55,398	55,930
European Union (28 countries)	20,345	21,163	20,817
U.S.	10,126	9,748	9,541
Brazil	3,310	3,035	2,941
Russia	3,197	3,197	3,296
Vietnam	2,435	2,796	2,713
Others	16,968	17,005	16,373
Total	105,351	112,342	111,611

Source: USDA, January 2020.

Beef

Brazil was the third largest producer and consumer, and the largest exporter of beef in the world in 2019, according to the USDA. From 2019 to 2020, the USDA estimates an increase in global beef production and consumption of approximately 0.01% and 0.4%, respectively, and also an increase in exports of 2.5%.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,381	12,256	11,943
European Union (28 countries)	8,030	8,003	7,869
Brazil	7,875	9,900	9,550
China	6,850	6,440	6,346
India	4,287	4,265	4,250
Argentina	3,120	3,050	2,840
Australia	2,450	2,306	2,149
Mexico	2,020	1,980	1,925
Pakistan	1,820	1,800	1,780
Turkey	0	1,400	1,399
Others	12,771	11,077	10,936
Total	61,604	62,477	60,987

Main Beef Consumers	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,408	12,180	12,052
China	9,133	7,910	7,313
Brazil	7,914	7,866	7,750
European Union (28 countries)	7,862	8,024	7,838
India	2,687	2,709	2,401
Argentina	2,372	2,562	2,547
Others	17,108	19,388	19,156
Total	59,484	60,639	59,057

Main Beef Exporters	2019	2018	2017
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,356	2,082	1,856
Australia	1,825	1,662	1,485
India	1,600	1,556	1,849
U.S.	1,372	1,434	1,297
New Zealand	649	633	593
Others	3,512	3,200	2,888
Total	11,314	10,567	9,968

Source: USDA, January 2020.

The following graphic is a simplified representation of our meat production chain.

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

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks in the form of eggs from Aviagen of Brazil. We send these eggs to our grandparent stock farms, where the eggs are hatched, and the chicks are raised, constituting our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.63 billion day-old chicks and 12.5 million day-old turkeys in 2019. We hatch these eggs in our 27 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 6,900 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

As of December 31, 2019, we had a fully automated slaughtering capacity of 33.1 million heads of poultry per week.

Pork

We produce the majority of the pork we use in our products. We also purchase pork on the spot market.

Piglet producers either purchase parent breeder hogs produced by our company or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs.  We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of 2,685 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

As of December 31, 2019, we had a pork slaughtering capacity of 190,950 heads per week.

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

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. BRF has a total production capacity of 197 thousand tons/month across 16 production units in Brazil (Chapecó, Marau, Capinzal, Toledo, Videira, Lucas do Rio Verde, Rio Verde, Uberlândia, Concórdia, Tatuí, Vitória de Santo Antão, Herval d’Oeste, Lajeado, Ponta Grossa, Paranaguá and Duque de Caxias) processing meat products (such as mortadella, franks, sausage, hamburger and breaded) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. In Tatuí, in the State of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the State of Paraná, we produce pizzas, pastas, desserts (Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

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

We own 24 feed and PREMIX production plants and have an additional three feed plants from third parties that are 100% dedicated to BRF. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.  In 2018 and 2019, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

We have a Chain Monitoring System that is structured to strengthen social and environmental risk control, support an ethical and responsible business model and develop sustainable partnerships. We seek to accomplish this by undertaking quality audits, distributing and requiring supplier adherence to our Suppliers’ Code of Conduct, following the Policy for Related-Party Transactions, consulting public data and also including certain related obligations in our contracts with suppliers. Our Suppliers’ Code of Conduct, which is posted on our website and agreed to in advance by our suppliers, regulates our relationship and focuses on ethical behavior, social and environmental responsibility. We are focused on a stronger risk management approach, especially with respect to quality, integrity and safety, as well as sustainability and compliance.

In 2019, we created the internal process for suppliers to comply with our Suppliers’ Code of Conduct and established internal procurement standards setting forth this process (“Procurement Standards”). The process was led by an internal working group focused on ensuring effective Suppliers’ Code of Conduct implementation, mitigating risks to the Company and strengthening our relationships with our stakeholders. Beginning in September 2019, all new suppliers are required to confirm compliance with our Suppliers’ Code of Conduct before being registered on our internal systems.

The Procurement Standards provide for certain exceptions to the rule requiring suppliers to accept our Suppliers’ Code of Conduct. For example, suppliers are not required to accept our Suppliers’ Code of Conduct if they are a public entity connected to the government or if they have their own code of conduct, in which case they may fill out a short form indicating the website where their code of conduct is available or attaching it to the form. If a supplier refuses to accept our Suppliers’ Code of Conduct and does not fall into the exceptions set forth by the Procurement Standards, the situation will be directed to our internal critical committee for analysis. Our critical committee consists of members from the legal, compliance and procurement departments. If our critical committee is unable to reach a decision, the matter is referred to our executive committee for resolution.

In the case of conflicts of interest with suppliers, we have a specialized team that analyzes the risk of maintaining or replacing the specified supplier. Additionally, through biweekly reviews of publicly available data in Brazil, we identify suppliers that do not comply with legal requirements and/or BRF’s standards. When evaluating suppliers, we regularly analyze, among other things, the following: environmental practices, labor relations and practices and general compliance with laws and regulations. We are in the process of standardizing our monitoring program across all of BRF’s departments, but all of BRF’s new suppliers are required to follow the Suppliers’ Code of Conduct and the Policy for Related-Party Transactions, whether in connection with a contract or spot purchase.

The evaluation and appropriate selection of suppliers and maintaining relationships with those suppliers is critical to our market competitiveness. The supplier assessment process often involves the simultaneous consideration of various aspects of the supplier’s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance. Our process follows established guidelines, supported by systems and rules to be followed by all members of our procurement team. In 2018, we implemented our purchasing system – Ariba SAP, which is an advanced purchasing tool intended to strengthen our compliance function. In 2019, we implemented a new module within the purchasing system, called Ariba Network, which is focused on the relationship between our contract managers and suppliers. This improvement reinforces our commitment to compliance and transparency in our routine processes by ensuring an accurate evaluation of our contracted services and facilitating robust communication between our suppliers and our systems.

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving and aligned with our norms and codes, compliance and sustainability efforts.

Brazilian Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. For 2019, Brazil had an estimated population of 209.7 million people, according to figures from the IBGE. Brazil’s GDP amounted to R$6.6 trillion in 2017, R$6.8 trillion in 2018 and R$7.2 trillion in 2019. In 2019, GDP increased by 1.1% in nominal terms and 0.3% per capita compared to 2018.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, came to 2.95% 2017, 3.75% in 2018 and 4.31% in 2019 following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$3.31/U.S.$1.00 in 2017, R$3.87/U.S.$1.00 in 2018 and R$4.03/U.S.$1.00 in 2019, with the real depreciating by 4.1% in 2019 compared to 2018.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2019 of 99.9 kilograms, including beef, chicken and pork products, according to the USDA, an increase of 1.3% compared to 2018. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the slight economic recovery in 2019, meat consumption increased in 2019 compared to 2018. As further economic improvement is expected for 2020—market analysts consulted by the Central Bank expect that GDP will increase by 2.3%, while inflation is expected to remain low at 3.47%—meat consumption should increase in 2020. Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides BRF, there are many large producers, including Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS in 2013), Cooperativa Central Aurora Alimentos (“Aurora”) and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF seeks to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

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

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors:

•         the Brazilian industrialized food market had revenues of approximately R$21,543 million in 2019 compared to R$20,187 million in 2018;

•         the Brazilian frozen food market had revenues of approximately R$4,607 million in 2019 compared to R$4,174 million in 2018; and

•         the Brazilian margarine market had revenues of R$3,837 million in 2019 compared to R$3,901 million in 2018.

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

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 52.3%, 54.0% and 53.6% of our net sales in 2019, 2018 and 2017, respectively. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 44.5%, 43.3% and 43.5% of our net sales in 2018, 2017 and 2016, respectively.

The table below sets forth the breakdown of our net sales for the periods indicated:

	2019	2018	2017
Brazilian Market
Poultry	11.0%	10.6%	9.5%
Pork/Beef	2.8%	2.7%	2.8%
Processed food products	38.4%	40.7%	41.3%
Other Sales	0.0%	0.1%	0.1%
Total Brazilian market	52.3%	54.0%	53.6%
International Markets
Poultry	33.7%	33.2%	31.6%
Pork/Beef	3.8%	2.7%	5.1%
Processed food products	6.3%	6%	5.5%
Other Sales	0.5%	1.2%	1.5%
Total International markets	33.7%	33.2%	31.6%

Other Segments
Poultry	0.1%	0.3%	0.1%
Pork/Beef	0.0%	1.8%	0.0%
Processed food products	0.0%	0.5%	0.0%
Other Sales	3.0%	2.6%	2.8%
Total Other Segments	3.2%	2.7%	2.9%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Seasonality” for information regarding seasonality.

Overall Comparison of the Company’s Net Sales for the Years Ended December 31, 2019 and 2018

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

Our domestic distribution network comprises 21 distribution centers  in several Brazilian states.  Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 28 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own six of our distribution centers and lease the remaining 15 centers, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

International

We operate in three business segments which primarily reflect our geographical structure: Brazil, International (including Islamic markets in the Middle East, North Africa, Malaysia and Eastern Europe, as well as Africa, Asia, Europe, Eurasia and the Americas) and Other Segments. The graphs below set forth a breakdown of our export net sales by segment.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. BRF endeavors to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2019 as reported by A.C. Nielsen shows that BRF has significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

Source: A.C. Nielsen Bimonthly Retail – Margarines and Ready-Made Dishes (October/November 2019 survey); Filled and Chilled (November/December 2019 survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

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

In the Brazilian market for in natura meat (whole poultry, poultry and pork cuts), we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is one of the reasons why our production of chicken and pork is more focused on the external market than the domestic market compared to other players in Brazil.

Considering the current improving macroeconomic context in Brazil and its positive impact on the consumption of animal protein, the processed food market is growing and the expectations in the medium and long-terms indicate continued expansion. In that context, to take advantage of growth opportunities, we are focused on executing an innovation agenda based on consumer needs (healthy, premium and practical), expanding to new categories and consumption occasions and implementing a targeted brand positioning strategy (communication, activations, brand architecture and portfolio stretch). In addition, to increase market share, our opportunities are related to enhancing brand power and value perception, increasing distribution capacity, expanding the offer of superior quality products and implementing a revenue management strategy.

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

Our net sales in the international market reached R$14.9 billion in 2019, an increase of 14.1% from 2018. Despite the still-challenging international market environment in 2019, we believe we export more than our main Brazilian competitors, as BRF is one of the largest poultry exporters in the world. In 2019, BRF accounted for 11.6% of the world’s poultry trade, according Trademap.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2019, we operated 21 distribution centers and 28 transit points. In 2019, we improved productivity based on new technologies in our Brazilian distribution and a reduction of lead time in deliveries.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá in the state of Santa Catarina. We also export our products through Rio Grande in the state of Rio Grande do Sul, Paranaguá in the state of Paraná and Santos in the state of São Paulo. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the states of Paraná, Santa Catarina and Rio Grande do Sul. In 2019, we packed more than 64% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

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

Europe. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union. This suspension on certain products from Brazilian producers caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. Furthermore, we leveraged our global sourcing network to supply the European market with products produced outside of Brazil. On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand. This transaction closed on June 3, 2019 for the amount equivalent to R$1,488,033 thousand (US$382,106 thousand). BRF has undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to trade in poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. The non-compete provision is valid until June 3, 2021 and June 3, 2022, depending on the sales channel.

In 2019, we continued developing our chicken portfolio in Russia and other countries in Eurasia to maintain our presence in these markets. We sell our products to local processors and food service operators.

Asia. China, together with Hong Kong, is our largest market in Asia, where we supply a significant volume and diverse portfolio of products, including chicken wings, chicken feet and pork cuts. Also, with a small distribution operation in Shanghai, BRF has been partnering with retailers to sell Sadia frozen chicken cuts to Chinese consumers. In 2019, new factories of BRF were authorized to export products to China, and one of our new product initiatives focused on strengthening the Sadia brand in this market. In Japan, our local level of service, quality standards and product range have made us a preferred supplier of chicken products in the market. In South Korea, BRF was the first Brazilian producer to export pork cuts to this market, which has provided new business opportunities in this country. In 2019, we concluded the sale of our interest in the joint venture Sats BRF Food Pte Ltd., in Singapore, and signed a distribution agreement to continue supplying it with our products. See “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2018 and

2019.” In 2019, we also sold our facilities in Thailand, along with most of our European assets, to Tyson International Holding Co. See “Item 4. Information on the Company—A. History and Development of the Company—Sale of Assets in Europe and Thailand.”

Middle East. In the Middle East, Turkey and Malaysia we sell to wholesalers, retailers, small stores (traditional trade), food service providers, and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading food brand in the Middle East and enjoys the highest Top of Mind brand within the frozen meat category, according to a study made by Ipsos Research, a third-party consulting firm. In 2017, we created separate Halal business operations, which was focused 100% in the Halal market. We also announced the completion of the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. See “Item 4. Information on the Company—A. History and Development of the Company—Corporate Reorganization of One Foods.” In 2019, our Halal operations were reincorporated into BRF S.A. as part of our International operating segment, and they are currently operating similarly to how they operated prior to 2017.

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed category. In 2019, we focused on strengthening our partnerships in the region. We pursue sales in Africa through sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa through BRF facilities in Turkey. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of developments will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2019, we strengthened our commercial relationship with Mexican clients that started in 2017, where we primarily sell frozen chicken cuts. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. Additionally, Sadia is an established brand and holds important market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors.

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

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Sadia Bio,” “Sadia Salamitos,” “Sadia Hot Pocket,” “Perdigão Ouro,” “Chester Perdigão,” “Perdigão NaBrasa” and “Claybom.” Among our trademarks are: “Halal & Design” (registered in various Middle Eastern countries), “Unef” (registered in various Middle Eastern countries), “Sulina” (registered in various Asian and Caucasian countries), “Fazenda” (registered in various European countries) and “Alnoor” (registered in several Middle Eastern countries). The “Sadia” trademark is registered in various forms in more than 90 countries. In the Middle East, “Sadia” is registered in various forms in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Bahrain, Yemen, Iran, Lebanon, Qatar, Kuwait, and Oman, as well as in countries in the Caucasus, in Asia and in Latin America. The Sadia mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and such protection extends to countries other than Brazil.

In addition, we have patents registered in Brazil and more than 10 other countries. BRF has applied to have the Sadia, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which granted us that recognition for Sadia and Perdigão in June 2011 and for Qualy in August 2019. BRF has also applied for its corporate trademark “BRF” (and accompanying design) to be registered in over 125 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names, registered with the competent authorities, such as “perdigao.com.br,” “claybom.com.br,” “qualy.com.br,” “sadia.com.br,” “brf.com,” “brf-foodservices.com.br” and “brf-global.com.”

Marketing

BRF maintains an active marketing program using several channels, including television and video, digital, print and brand experiences. Our marketing efforts are based on (i) adding value to existing categories and diversifying our product lines; (ii) increasing convenience with respect to our in natura meat and processed products; (iii) ensuring that our brands are recognized and associated with high quality products; and (iv) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy brands. Apart from these major brands, we also sell our products under various Sadia brands, including: Soltíssimo, Nuggets, Frango Fácil and Speciale. Additionally, we sell products under various Perdigão brands, including: Chester, Ouro, Na Brasa and Meu Menu.

Sadia is our premium brand and it holds a leading position in the Brazilian market. Perdigão is also a leading brand in the Brazilian food market, including in the processed food segment. Chester is a Perdigão brand well-known for its Christmas products.

We sell margarine under the Qualy, Deline and Claybom brands. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014 we introduced the first aerated margarine in Brazil and in 2016 we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017 we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market. In 2019, we launched Qualy Vita, a margarine enriched with Omega 6 and vitamins A, D and E and focused on heart health. Through our technical knowledge combined with a deep understanding of consumers’ preferences, we will seek to maintain our leading market positions.

In 2019, we introduced a new positioning concept for our Sadia brand based on consumer perception of quality, superiority and transparency. Sadia is also the preferred brand in the animal protein market in Brazil based on Kantar Insights – Brand Equity Tracking 2019. Sadia and Perdigão, together, hold 41.8% of the animal protein market in Brazil, and Qualy, more than 50% of the margarine market in Brazil, also according to Kantar Insights – Brand Equity Tracking 2019.

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

In addition, our acquisition of Banvit in 2017, the largest producer of poultry in Turkey, has provided us with growth opportunities in processed products beyond the Turkish markets, where we plan to consolidate our leadership in the Halal animal protein market through a larger portfolio of brands.

Regulation

The MAPA, which is the principal governmental authority overseeing our business, is responsible for the regulation and inspection activities related to animal health, technical (including labeling) and quality criteria related to the making of animal food products in all industrial units in Brazil. MAPA also oversees our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais).

The inspection activity is performed by placing teams from the SIF/MAPA in the facilities. Their scope of work includes all stages of the production process (including receipt of raw materials, production, labeling and storage) and they can identify noncompliance with applicable rules, with penalties ranging from a warning to permanent suspension of business activities.

We are also subject to the oversight of a number of other international and Brazilian governmental authorities (at federal, state and municipal levels), which include, in Brazil, among others, multiple environmental agencies and the National Agency for Sanitary Surveillance (Agência Nacional de Vigilância Sanitária, or “ANVISA”), which is responsible for supervising, among other matters, the food safety of products sold across Brazil.

C.                  Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main Activity	Interest in Equity as of December 31, 2019

BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
BRF Austria Gmbh	Austria	Holding	100.00%
One Foods Holdings Ltd.	UAE	Holding	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Import and commercialization of products	75.00%
BRF Al Yasra Food K.S.C.C. ("BRF AFC")	Kuwait	Import, commercialization and distribution of products	49.00%
BRF Foods GmbH	Austria	Industrialization, import and commercialization of products	100.00%
Al Khan Foodstuff LLC ("AKF")	Oman	Import, commercialization and distribution of products	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Turkey	Import, industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%

The chart below shows our simplified corporate structure.

For a complete list of all of our direct and indirect subsidiaries, see Note 1.1 to our consolidated financial statements.

D.                  Property, Plant and Equipment

Production

Our activities are organized into two regions: Brazil and International (consisting of the Middle East, North Africa, Malaysia, Africa, Asia, Europe, Eurasia and the Americas).

In Brazil, we operate 34 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 21 distribution centers, six of which are owned by us and 15 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 24 distribution centers located in Asia, the Southern Cone and the Middle East as well as commercial offices on four continents.

The table below sets forth our production facilities in Brazil.

Production Plant	State of Location	Activities
Meat Products:
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**/****	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Duque de Caxias	Rio de Janeiro	Industrialized products processing
Francisco Beltrão**	Paraná	Poultry slaughtering, animal feed and hatcheries
Garibaldi**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lucas de Rio Verde	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Mineiros***/****	Goiás	Poultry and special poultry (Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde****	Goiás	Pork and poultry slaughtering, industrialized products processing
Serafina Corrêa	Rio Grande Sul	Poultry slaughtering
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry and pork slaughtering, industrialized products processing and hatcheries
Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Soybean and Margarine Products:
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitoria de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

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

**** Exports of the Rio Verde, Carambeí and Mineiros plants were suspended by the MAPA on March 5, 2018 in connection with Trapaça Operation. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal

Proceedings— Trapaça Operation.”

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in Note 17 to our consolidated financial statements.

Distribution Centers

We operate 21 distribution centers throughout Brazil, as set forth in the table below.

Location	State	Owned or Leased
Aparecida de Goiânia	Goiás	Leased
Belém	Pará	Leased
Cuiabá	Mato Grosso	Leased
Duque de Caxias	Rio de Janeiro	Leased
Embu	São Paulo	Leased
Exportação Ponta Grossa	Paraná	Owned
Fortaleza	Ceará	Leased
Itajaí	Santa Catarina	Leased
Jundiaí	São Paulo	Owned
Londrina	Paraná	Leased
Manaus	Amazonas	Leased
Marau	Rio Grande do Sul	Owned
Nova Santa Rita	Rio Grande do Sul	Leased
Ribeirão das Neves	Minas Gerais	Leased
Rio Verde	Goiás	Owned
Salvador	Bahia	Leased
São José dos Pinhais	Paraná	Leased
Uberlândia	Minas Gerais	Owned
Viana	Espírito Santo	Leased
Videira	Santa Catarina	Owned
Vitória de Santo Antão	Pernambuco	Leased

We operate 28 transit points in Brazil in the locations set forth in the table below.

Transit Points	State of Location	Owned or Leased
Apucarana	Paraná	Leased
Aracajú	Sergipe	Leased
Araçatuba	São Paulo	Leased
Bauru	São Paulo	Owned
Brasília	Distrito Federal	Leased
Campo Grande	Mato Grosso do Sul	Owned
Campo dos Goytacazes	Rio de Janeiro	Leased
Criciúma	Santa Catarina	Leased
Governador Valadares	Minas Gerais	Leased
Guarulhos	São Paulo	Owned
Itabuna	Bahia	Leased
Limeira	São Paulo	Leased
Macapá	Amapá	Leased
Maceió	Alagoas	Leased
Marau	Rio Grande do Sul	Owned
Monte Claros	Minas Gerais	Leased
Parnamirim	Rio Grande do Norte	Leased
Paraíso do Tocantins	Tocantins	Leased
Pelotas	Rio Grande do Sul	Leased
Pouso Alegre	Minas Gerais	Leased
Presidente Prudente	São Paulo	Leased
Ribeirão Preto	São Paulo	Leased
Santa Maria	Rio Grande do Sul	Leased
São José do Ribamar	Maranhão	Leased
São José dos Campos	São Paulo	Owned
Seabra	Bahia	Leased
Sorocaba	São Paulo	Leased
Teresina	Piauí	Leased

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

In 2019, we maintained three plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

Environmental management is part of our daily operations. Our internal controls are built to improve sustainability in our operations. We also develop projects and take part in initiatives to monitor and control environmental matters, and we focus on developing alternative technologies for the generation and use of sustainable energy. Additionally, we have structured a program with our integrated producers to collect animal waste.

We use our partnerships with integrated producers to leverage standards in our activities and those of our suppliers. We provide technical support and guidance to help our integrated producers to properly address environmental issues.

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

Health and Safety

We are committed to the safety of our facilities. All BRF employees and contractors in Brazil and as part of our international operations must follow our safety protocols. In addition, we have hired a consulting firm to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention and other health and safety improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. In 2019, we reduced accidents by 45.4%.

Insurance Coverage

We purchase insurance to cover our plant assets, equipment and inventory. Our insurance coverage includes comprehensive general liability insurance coverage for operations, executives and employer’s liability, products liability and other claims in connection with the manufacture, production, distribution and sale of our products.  We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet the foreseeable risks associated with our operations.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                  Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. We have a portfolio of approximately 3,000 SKUs. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, sweet specialties, sandwiches and animal feed. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. In 2019, BRF accounted for 11.6% of the world’s poultry trade, according to Trademap.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 34 industrial facilities in Brazil, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 555,000 monthly deliveries and 45 distribution centers as of December 31, 2019, 21 of which are in the domestic market and 24 of which are in our export markets.

In the international market, BRF has a leading brand, Sadia, in various categories in Middle Eastern countries. We maintain 21 offices outside of Brazil serving customers in more than 130 countries on five continents. We have one industrial facility in Abu Dhabi, one in Malaysia and three in Turkey.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE.”

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•         Meat Products, consisting of in natura meat, which we define as frozen whole and cut chicken, and frozen pork;

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

In Brazil, we operate 34 meat processing plants, three margarine processing plants, three pasta processing plants, one dessert processing plant and three soybean crushing plants, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 21 distribution centers, six of which are owned by us and 15 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our International market, we operate five industrial facilities for meat processing. Additionally, after giving effect to the divestitures made in connection with our financial and operational restructuring plan, we continue to operate 24 distribution centers located in Asia, the Southern Cone and the Middle East as well as commercial offices on four continents.

We are also focused on addressing the impacts of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. We have taken steps to address these concerns, for example by entering into a partnership with the World Wide Fund for Nature (WWF) and joined the Collaboration for Forests and Agriculture (CFA) in 2019, with the aim of developing a more sustainable grain supply chain.

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•         economic conditions in Brazil and globally;

•         the effect of trade barriers and other restrictions on imports;

•         concerns over African swine fever, avian influenza and other diseases of human and animal origin;

•         disruptions in consumption and trade patterns, supply chains and production processes resulting from the novel coronavirus (COVID-19 virus) pandemic;

•         sensitivity of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;

•         changes in commodity prices;

•         fluctuations in exchange rates and inflation;

•         interest rates; and

•         freight costs and volume.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

The CMN set the target inflation in Brazil at 4.25% for 2019, with a potential range of 1.5 percentage points higher or lower than this target.  The inflation rate, which had been below the target at 2.95% and 3.75% in 2017 and 2018, respectively, increased to 4.31% in 2019. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and ultimately limit consumption.

The Brazilian labor market registered an average unemployment rate of 11.8% in 2019, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents a slight deterioration when compared to the rate of 11.6% in 2018. Additionally, after increasing to 93.0 points in 2018, Brazilian consumer confidence decreased to 91.6 points in December 2019, according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

Real GDP in Brazil increased at an average annual rate of 2.3% from 2004 through 2019. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%, after increasing 0.5% in 2014. In 2019, GDP increased by 1.1% compared to 2018. Reacting to this weak economic situation, the Central Bank lowered the SELIC interest rate, which is the short-term benchmark interest rate. Overall, the long-term trend in interest rates remains downward, from 17.8% as of December 31, 2004 to 4.0% as of December 31, 2019.

The Brazilian real depreciated 4.1% against the U.S. dollar in 2019, from R$3.87 per U.S.$1.00 in December 31, 2018 to R$4.03 per U.S.$1.00 in December 31, 2019.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Effects of Trade and Other Barriers

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including (i) tariff barriers, which ultimately protect certain domestic markets, and (ii) non-tariff barriers, mainly including import quotas, sanitary barriers and technical/religious barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with our business. We continuously monitor trade barriers and other import restrictions, either directly or through specialized consultancy firms, in the global poultry, pork and beef markets, since these restrictions significantly affect the demand for our products and the levels of our exports. For more information about risks relating to trade barriers, see “Item 3. Key Information—

D. Risks Factors Risks—Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations.” Certain examples of these barriers are described below.

Tariff barriers

The EU (since 2007), Russia (since 2012) and Mexico (since 2013) have protected their meat industries by applying import quotas and high tariffs on volumes imported outside of the quota.

In September 2013, South Africa raised duties on chicken products originating in all countries except the EU (due to a free trade agreement between them that establishes zero tariff on poultry products). Tariffs increased to 82% on whole chicken, 12% on boneless cuts and 37% on bone-in cuts. The South African government announced in February 2020 that it is considering new tariff increases on Brazilian poultry.

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

Russia utilizes quotas to control imports of poultry and beef. As part of the negotiations surrounding its accession to the WTO, Russia made some changes to its quota system in 2013. It abolished its quotas for pork on January 1, 2020. As a result, imports of pork are subject to a 25% flat import tariff.

With respect to poultry imports, Russia set a quota of 364,000 tons of meat in total. Of the total quota, 100,000 tons correspond to imports of boneless meat, of which 80,000 tons are allocated to the EU and 20,000 tons are allocated to other countries; 250,000 tons correspond to imports of bone-in products, with no geographical breakdown; and 14,000 tons correspond to boneless and bone-in products allocated to imports from Turkey. The intra-quota tariff is 25% and the extra-quota tariff is 80%. However, not all types of poultry cuts can be imported within the quotas, for example grillers and whole boneless chicken (shawarma). Products that cannot be imported within the quotas are subject to a 80% import tariff.

With respect to beef imports, Russia set a quota of 40,000 tons for chilled beef and of 530,000 tons for frozen beef imports. Of the total quota for chilled beef, 29,000 tons are allocated to the EU and 11,000 tons are allocated to imports from other countries. Of the total quota for frozen beef, 60,000 tons are allocated to the EU, 60,000 tons are allocated to the United States, 3,000 tons are allocated to Costa Rica and 407,000 tons are allocated to imports from other countries. The intra-quota tariff is 15% and the extra-quota tariff is 50%.

In December 2017, Mexico renewed its import poultry meat quota of 300,000 tons, which expired in October 2019.

Sanitary barriers

Despite progress in trade negotiations, several major markets are not yet open to Brazilian meat products due to sanitary barriers, including the European Union and Colombia for pork and Taiwan and Panama for chicken.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde, State of Goiás, Carambeí, State of Paraná and Mineiros, State of Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and need to direct excess production capacity resulting from such suspension to other markets, which may not occur at similar prices or margins.

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

In April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. BRF and other Brazilian companies were therefore required to migrate their production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of BRF’s plants. One of BRF’s plants (Lajeado, State of Rio Grande do Sul) that had previously produced chicken meat for the Saudi Arabian market was not included as an authorized plant. However, the eight authorized plants have provided sufficient capacity to meet the demand of this market. We also expect to be able to continue to shift production of chicken meat for Saudi Arabia to the authorized plants without a significant disruption to our shipments to Saudi Arabia.

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

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza. If significant numbers of new avian influenza cases were to develop in humans, even if they do not occur in any of our markets, the demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public’s sensitivity to the disease.

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

Outbreaks of African swine fever have been reported in China since August 2018 and through 2019. The Chinese market shifted its purchasing as a result of these outbreaks. Consequently, our volumes of pork cuts sold to China increased, and the Brazilian Minister of Agriculture suspended imports of natural pork casings from China. This suspension was precautionary and has since been lifted.

Although all of our hogs are sourced in Brazil from zones free of Classical Swine Fever, there have been a number of recent outbreaks outside of these zones. In October 2018, an outbreak of Classical Swine Fever was confirmed in the Brazilian State of Ceará. Additionally, in 2019, a case of Classical Swine Fever was confirmed in the Brazilian States of Alagoas and Piauí. Brazil has two zones regarding the sanitary status of Classical Swine Fever, the free zone that is comprised of 16 Brazilian states and includes more than 95% of the Brazilian commercial pork production and a non-free zone, located in the north of Brazil. All three states with confirmed cases of Classical Swine Fever are located outside the Classical Swine Fever-free zone. The Brazilian government also took action to contain the outbreak. No formal commercial embargoes were announced as a result of this outbreak.

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

In 2019, Chinese demand for imported protein increased significantly because of African swine fever, a deadly virus that reduced drastically the local supply of pork meat and, consequently, increased local and global protein prices. In 2019, China enabled nine poultry plants, six pork plants and 22 bovine plants from Brazil to increase their import volumes and to address the local protein scarcity.

We monitor the actions of our domestic competitors since they are also impacted by external market changes and may react accordingly, redirecting their products to the domestic or external markets. In addition, we monitor fluctuations in supply generated by producers in China, the U.S., the European Union and other regions, since fluctuations in production in those markets can lead to variations in supply in other countries.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are denominated in real, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 28.1% of our cost of production in 2019, compared to 24.8% in 2018. Although we produce most of the hogs we use for our pork products, we also purchased hogs on the spot market in 2019. We purchased 2.8% of the total number of hogs slaughtered in 2019 on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2019, the average corn price in Brazil was 5.8% lower than in 2018. Corn prices in December 2019 were 19.9% higher than in December 2018. In 2019, the average soybean meal price in Brazil was 8.9% lower than in 2018. In December 2019, soybean meal prices in Brazil were 5.9% higher than in December 2018. The effect of decreases or increases in prices of raw materials on our gross margin is greater for fresh products relative to value-added products.

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

	2019	2018	2017
Depreciation of the real against the U.S. dollar	(4.02%)	(17.14%)	(1.50%)
Period-end exchange rate (U.S.$1.00)	R$4.03	R$3.87	R$3.31
Average (daily) exchange rate (U.S.$1.00)(1)	R$3.95	R$3.66	R$3.19
Period-end Basic interest rate SELIC(2)	4.50%	6.50%	7.00%
Inflation (INPC)(3)	4.48%	3.43%	2.07%
Inflation (IPCA)(4)	4.31%	3.75%	2.95%
Inflation (IGP-M)(5)	7.30%	7.55%	(0.53)%

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

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the Turkish lira. We invoice our export products primarily in U.S. dollars and, in Europe, in euros and Turkish liras, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports, and the opposite occurs when the real depreciates against those currencies.

The prices of soy meal and soybeans, which are important ingredients for our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient for our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree than the price of soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs is denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$11,006.5 million as of December 31, 2019, representing 59.1% of our total consolidated indebtedness on that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations. Historically, our results of operations and financial condition have been affected by inflation rates in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2019, 36.6% of our total indebtedness of R$18,602 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the TJLP, the interest rate used in our financing agreements with BNDES, the CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or IPCA, or (2) U.S. dollar-denominated and bears floating interest based on LIBOR. Any increase in the CDI, TJLP, IPCA or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The table below shows the average interest rates to which we were exposed in each of the years as follows:

	Average Interest for the Year Ended December 31,
	2019	2018	2017
	(%)	(%)	(%)
TJLP	5.6	7.0	7.0
CDI	4.4	6.4	6.9
Six-month LIBOR	1.9	2.9	1.8

Freight Costs and Volume

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2019, 2018 and 2017, freight costs from our continuing operations represented approximately 5.0%, 5.5% and 5.0% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. In 2019, shipping companies included a bunker oil (the fuel utilized in vessels) adjustment factor in their agreements due to the uncertainty in future fuel prices as a result of political instability in the Middle East. In 2019, shipping lines also started preparing themselves for the implementation of the International Maritime Organization (or “IMO”) Low Sulphur Regulation, which became effective on January 1, 2020. As a result of the new regulation, our freight levels increased approximately 10% to 12% due to the higher cost of VLSFO bunker oil, which has lower Sulphur emission when compared to the previous IFO bunker oil. The new IMO regulation is expected to affect all agents in the shipping industry.

Global protein demand is also expected to exert pressure on freight volume and restrict container availability due to the African swine flu in China, especially in shipping routes with restricted capacity such as the one from South America to Asia. Due to the uncertainty of this increase in global demand and the need for bilateral trade agreements between producing countries and China, we are currently unable to estimate the possible impact on freight volume.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2019, 2018 and 2017.

	Year Ended December 31,
	2019		2018		Restated 2017
	(in thousands of reais)	(%)	(in thousands of reais)	(%)	(in thousands of reais)	(%)
Continuing Operations
Net sales	33,446,980	100.0	30,188,421	100.0	28,314,160	100.0
Cost of sales	(25,370,042)	(75.9)	(25,320,753)	(83.9)	(22,601,215)	(79.8)
Gross profit	8,076,938	24.1	4,867,668	16.1	5,712,945	20.2
Operating income (expenses)
Selling expenses	(4,911,666)	(14.7)	(4,513,594)	(15.0)	(4,208,683)	(14.9)
General and administrative expenses	(615,683)	(1.8)	(551,165)	(1.8)	(462,523)	(1.6)
Impairment loss on trade and other receivables	(23,899)	(0.1)	(46,269)	(0.2)	(67,471)	(0.2)
Other operating income (expenses)	224,384	0.7	19,311	0.1	(333,467)	(1.2)
Income (loss) from associates and joint ventures	(1,737)	0.0	17,715	0.1	2,383	0.1
Operating income (loss) from Continuing Operations	2,748,337	8.2	(206,334)	(0.7)	663,184	2.3
Financial expenses	(3,613,051)	(10.8)	(3,891,106)	(12.9)	(3,445,449)	(12.2)
Financial income	1,747,652	5.2	1,649,632	5.5	1,563,691	5.5
Income (loss) before taxes	882,938	2.6	(2,447,808)	(8.1)	(1,218,574)	(4.3)
Current income and social contribution tax	(94,699)	(0.3)	(6,842)	(0.0)	41,227	0.1
Deferred income and social contribution tax	290,094	0.9	340,144	1.1	210,582	0.7
Income (loss) from Continuing Operations	1,078,333	3.2	(2,114,506)	(7.0)	(966,765)	(3.4)
Discontinued Operations
Loss from Discontinued Operations	(915,809)	(2.7)	(2,351,740)	(7.8)	(132,089)	(0.5)
Net income (loss)	162,524	0.5	(4,466,246)	(14.8)	(1,098,854)	(3.9)
Attributable to
Controlling shareholders	162,684	0.5	(4,448,061)	(14,7)	(1,125,572)	(4.0)
Non-controlling shareholders	(160)	0.0	(18,185)	(0.1)	26,718	0.1

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operations.

Presentation of Operating Segments and Net Sales Information

In 2019, following the discontinuation of our operations in Argentina, Europe and Thailand and changes in our management structure, we changed our operating segments from those in effect on December 31, 2018 to reflect our business regions. Our current operating segments include: (i) Brazil; (ii) International, which concentrates all the Company’s operations outside Brazil and has absorbed the former Halal and International segments reported in our financial statements as of and for the year ended December 31, 2018; and (iii) Other Segments. As a result, the segment presentations for 2018 and 2017 were adjusted and restated. These segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed foods (processed foods, frozen and processed products derived from poultry, pork and beef, margarine, vegetable and soybean-based products); and (iv) other sales (refined soy flour for food service). Other Segments is divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products. Because we use the same assets to produce products for all our segments, we do not identify assets by segment, except for intangible assets with an indefinite useful life. See Note 5 to our consolidated financial statements for the year ended December 31, 2019 for a breakdown of net sales by segment and product line and for a breakdown of intangible assets by each reportable segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•         ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the year ended December 31, 2019 was 9.47%. However, exports are not subject to these taxes.

•         PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2019. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork, poultry and beef cuts and (3) our financial revenues had benefitted from a PIS and COFINS tax rate of zero since 2004. However, the enactment of Decree No. 8,426/15 reestablished PIS and COFINS on financial revenues at the rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our profitability.”

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2019, 2018 and 2017:

	As of December 31,
	2019	Restated 2018(1)	Restated 2017(1)
	in thousands of reais
Gross sales
Brazil	21,645,253	20,659,378	19,350,033
International	16,191,795	14,012,629	13,233,323
Other Segments	1,167,463	941,360	952,506
	39,004,511	35,613,367	33,535,862
Sales deduction
Brazil	(4,155,774)	(4,366,842)	(4,161,421)
International	(1,292,401)	(943,958)	(983,475)
Other Segments	(109,356)	(114,146)	(76,806)
	(5,557,531)	(5,424,946)	(5,221,702)
Net sales
Brazil	17,489,479	16,292,536	15,188,612
International	14,899,394	13,068,671	12,249,848
Other Segments	1,058,107	827,214	875,700
	33,446,980	30,188,421	28,314,160

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following discussion provides comparisons of our results of our continuing operations for the years ended December 31, 2019, 2018 and 2017, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Net Sales

Our net sales increased R$3,258,559 thousand, or 10.8%, to R$33,446,980 thousand in 2019 from R$30,188,421 thousand in 2018, primarily due to higher average prices (R$/kg), which increased 11.2% and 13.5% in the Brazil and International segments, respectively.

Net Sales by Operating Segments

In 2019, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Change from 2018	Net Sales	Change from 2018
	(in thousands of tons)	(%)	(in thousands of reais)	(%)
Brazil	2,195	(3.4)	17,489,479	7.3
International	1,909	0.5	14,899,394	14.0
Other Segments	269	0.4	1,058,107	27.9
Total	4,373	(1.5)	33,446,980	10.8

Brazil

Our net sales for our Brazil operating segment increased R$1,196,943 thousand, or 7.3%, to R$17,489,479 thousand in 2019 from R$16,292,536 thousand in 2018. This is primarily attributable to the increase in average selling prices (R$/kg) of 11.2% from 2018, which is mainly due to our profitability recovery strategic plan executed throughout the year that contemplates (i) reduction in inventory levels, supporting a more efficient commercial execution; (ii) a more efficient product mix; and (iii) the prioritization of more profitable channels.

The following table provides a breakdown of our net sales and sales volume for Brazil.

	Volume			Net Sales
	2019	Restated 2018(1)	Change	2019	Restated 2018(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Poultry	504	533	(5.4)	3,692,377	3,198,356	15.4
Pork and Others	117	117	0.0	943,220	800,127	17.9
Total in natura meat	621	650	(4.5)	4,635,597	3,998,483	15.9
Processed foods	1,574	1,623	(3.0)	12,839,008	12,274,681	4.6
Other sales	NM	NM	NM	14,874	19,372	(23.2)
Total	2,195	2,273	(3.4)	17,489,479	16,292,536	7.3

NM = not meaningful

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2019	2018	Change
	(in reais per kg)		(%)
Brazil	7.97	7.17	11.2

International

Our net sales for our International operating segment increased R$1,830,723 thousand, or 14.0%, to R$14,899,394 thousand in 2019 from R$13,068,671 thousand in 2018, driven by (i) higher demand from the Asian market on account of African swine fever, especially from China as of the second half of 2019; (ii) higher volume exported by us due to an increased number of licensed plants; (iii) increased chicken leg production volume at our facilities, increasing from lower production in 2018; and (iv)  sales expansion to other countries, such as the Philippines and Vietnam, besides different channels.

	Volume			Net Sales
	2019	Restated 2018(1)	Change	2019	Restated 2018(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Poultry	1,504	1,529	(1.6)	11,262,954	10,021,923	12.4
Pork and Others	152	132	15.2	1,342,892	883,232	52.0
Total in natura meat	1,656	1,661	(0.3)	12,605,846	10,905,155	15.6
Processed foods	252	239	5.4	2,119,918	1,850,614	14.6
Other sales	1	NM	NM	173,630	312,902	(44.5)
Total	1,909	1,900	0.5	14,899,394	13,068,671	14.0

NM = not meaningful

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices for our International operating segment.

	Average Selling Prices
	2019	Restated 2018(1)	Change
	(in reais per kg)		(%)
International	7.81	6.88	13.5

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

Other Segments

Our consolidated net sales for our Other Segments operating segment increased R$230,893 thousand, or 27.9%, to R$1,058,107 thousand in 2019 from R$827,214 thousand in 2018, primarily driven by higher volumes of ingredients sold in 2019.

The following table provides a breakdown of our net sales and volumes for Other Segments.

	Volume			Net Sales
	2019	Restated 2018(1)	Change	2019	Restated 2018(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Other Segments	269	268	0.4	1,058,107	827,214	27.9

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices for Other Segments.

	Average Selling Prices
	2019	Restated 2018(1)	Change
	(in reais per kg)		(%)
Other Segments	3.93	3.09	27.2

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

Cost of Sales

Cost of sales totaled R$25,370,042 thousand in 2019, an increase of 0.2% in comparison to costs of R$25,320,753 thousand in 2018. This was primarily due to higher personnel, electricity, maintenance and freight costs, partially offset by the cost reductions program implemented by our management.

Gross Profit

Our gross profit increased 65.9% in 2019, to R$8,076,938 thousand, from R$4,867,668 thousand in 2018, with a gross margin of 24.1% in 2019 compared to 16.1% in 2018. This increase was primarily driven by improved operating results in both Brazil and International operating segments due to our strategy to stimulate the operation’s profitability through sustainable price management, improved commercial execution, and an optimization of mix of channels, products and countries to which we export.

Operating Expenses

Our operating expenses increased 1.0% in 2019, to R$5,124,165 thousand, from R$5,074,002 thousand in 2018, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased 8.8% to R$4,911,666 thousand in 2019 from R$4,513,594 thousand in 2018, mainly due to (i) greater marketing investments to strengthen our brands; (ii) higher freight expenses in the international market due to depreciated exchange rates; and (iii) increase in provisions for expenses relating to labor lawsuits in our Brazil operating segment.

General and Administrative Expenses

Our general and administrative expenses increased 11.7% to R$615,683 thousand in 2019, from R$551,165 thousand in 2018, mainly due to increases in inflation and exchange rate variation in our international operations.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables decreased 48.4% to R$23,899 thousand in 2019 from R$46,269 thousand in 2018, primarily due to a general reduction in overdue payments and indebtedness ratios of the customers.

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased 1,062.0% to an income of R$224,384 thousand in 2019 from R$19,311 thousand in 2018. This increase was mainly due to a favorable court ruling on a lawsuit filed by Sadia S.A., which recognized the right to exclude ICMS from the calculation basis of PIS/COFINS.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased 109.8% to a loss of R$1,737 thousand in 2019 from an income of R$17,715 in 2018, primarily due to the sale of our equity interests in the joint venture Sats BRF Food Pte Ltd., in Singapore.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) before financial expenses increased 1,423.0% to an income of R$2,748,337 thousand in 2019 from a loss of R$206,334 thousand in 2018.

The table below sets forth our operating income (loss) on a segment basis.

	Operating Income (Loss) by Segment
	2019	Restated 2018(2)	Change
	(in thousands of reais)		(%)
Brazil	1,818,813	590,416	208.1
International	1,275,285	23,778	5,263.3
Other Segments	109,138	89,311	22.2
Subtotal	3,203,236	703,505	355.3
Corporate(1)	(454,899)	(909,839)	(50.0)
Total	2,748,337	(206,334)	1,423.0

NM = not meaningful

(1)       The significant variation in corporate in 2018 and 2019 is attributable to incurred expenses throughout the year, primarily those in connection with the Carne Fraca  and Trapaça Operations, the U.S. class action filed against us in March 2018 and provisions.

(2)        Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

Financial Income (Expenses), Net

Net financial expenses amounted to R$1.9 billion in 2019, a decrease of 16.7% compared to R$2.2 billion in 2018, mainly due to (i) a positive foreign exchange rate variation on assets and liabilities denominated in foreign currency; and (ii) no relevant adjustment in 2019 arising from the expenses associated with the fair value measurement of Total Return Swap derivative instrument, in the amount of R$214 million registered in 2018.

Income (loss) Before Taxes From Continuing Operations

As a result of the foregoing, our income before taxes from continuing operations was R$882,938 thousand in 2019, an increase of 136.1% in comparison to a loss of R$2,447,808 thousand in 2018.

Income Tax and Social Contribution

Our income tax and social contribution amounted to R$195,395 thousand in 2019, a 41.4% decrease from R$333,302 thousand in 2018. The effective tax rate in 2019 was (22.1)% compared to an effective rate of 13.6% in 2018. This variation was primarily due to deferred tax assets that we did not recognize in 2019 because we determined that the realization of these tax assets was not probable.

Net Income (loss)

As a result of the foregoing, our net income from continuing operations increased 151.0% to R$1,078,333 thousand in 2019, from a net loss of R$2,114,506 thousand in 2018. When taking into account discontinued operations, our net income increased 103.6% to R$162,524 thousand in 2019 from a net loss of R$4,466,246 thousand in 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Net Sales

Our net sales increased R$1,874,261 thousand, or 6.6%, to R$30,188,421 thousand in 2018 from R$28,314,160 thousand in 2017, primarily due to higher volumes sold in the Brazil segment, which increased 7.1% from 2017.

Net Sales by Operating Segments

In 2018, we recorded the following net sales and volumes in our operating segments.

Operating Segments	Volume	Change	Net Sales	Change
	(in thousands of tons)	(%)	(in thousands of reais)	(%)
Brazil	2,273	6.9	16,292,536	7.3
International	1,900	(0.9)	13,068,671	6.7
Other Segments	268	6.3	827,214	(5.5)
Total	4,441	3.4	30,188,421	6.6

Brazil

Our net sales for Brazilian operations increased R$1,103,924 thousand, or 7.3%, to R$16,292,536 thousand in 2018 from R$15,188,612 thousand in 2017. This is primarily attributable to the increase in volume sold in the Brazil segment, which increased 7.1% from 2017, as well as the average price increases in the Brazilin markets.

The following table provides a breakdown of our net sales and sales volume for Brazil.

	Volume			Net Sales
	Restated 2018(1)	Restated 2017(1)	Change	Restated 2018(1)	Restated 2017(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Poultry	533	454	17.4	3,198,356	2,689,908	18.9
Pork and Others	117	109	7.3	800,127	793,331	0.9
Total in natura meat	650	563	15.5	3,998,483	3,483,239	14.8
Processed foods	1,623	1,560	4.0	12,274,681	11,688,008	5.0
Other sales	NM	3	NM	19,372	17,365	11.6
Total	2,273	2,126	6.9	16,292,536	15,188,612	7.3
NM = not meaningful

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices in Brazil.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
Brazil	7.17	7.14	0.4

International

Our net sales for the International segment increased R$818,823 thousand, or 6.7%, to R$13,068,671 thousand in 2018 from R$12,249,848 thousand in 2017, driven by improved balance between supply and demand of products and the consolidation of Banvit for the full year in 2018, partially offset by (i) volume restrictions in Russia; (ii) excess supply in the Japanese market; (iii) temporary anti-dumping measures imposed by China; and (iv) saturation of the Hong Kong market. In addition, the increase in grain prices and a suboptimal channel and product mix offset our restructuring savings. Volumes of pork cuts sold to China increased due to Russia’s partial ban on Brazilian pork imports. The following table provides a breakdown of our net sales and volumes for International.

	Volume			Net Sales
	Restated 2018(1)	Restated 2017(1)	Change	Restated 2018(1)	Restated 2017(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Poultry	1,529	1,476	3.6	10,021,923	8,926,311	12.3
Pork and Others	132	159	(17.0)	883,232	1,369,886	(35.5)
Total in natura meat	1,661	1,635	1.6	10,905,155	10,296,197	5.9
Processed foods	239	171	39.8	1,850,614	1,534,163	20.6
Other sales	NM	112	NM	312,902	419,488	(25.4)
Total	1,900	1,918	(0.9)	13,068,671	12,249,848	6.7

NM = not meaningful

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices for International.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
International	6.88	6.39	7.7

Other Segments
Our consolidated net sales for the Other Segments decreased R$48,486 thousand, or 5.5%, to R$827,214 thousand in 2018 from R$875,700 thousand in 2017, primarily driven by lower prices in 2018.

The following table provides a breakdown of our net sales and volumes for Other Segments.

	Volume			Net Sales
	Restated 2018(1)	Restated 2017(1)	Change	Restated 2018(1)	Restated 2017(1)	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Other Segments	268	252	6.3	827,214	875,700	(5.5)

(1)           Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

The following table sets forth our average selling prices for Other Segments.

	Average Selling Prices
	2018	2017	Change
	(in reais per kg)		(%)
Other Segments	3.09	3.47	(11.0)

Cost of Sales

Cost of sales totaled R$25,320,753 thousand in 2018, an increase of 11.9% compared to R$22,601,215 thousand in 2017. This increase was driven by an increase in grain prices and changes in our product mix to expand the share of in natura products. In addition, non-recurring factors also negatively influenced cost of sales, including: (i) R$403 million related to the Trapaça/Carne Fraca Operations; (ii) R$196 million from the Operating and Financial Restructuring Plan; and (iii) R$73 million resulting from the Brazilian truck drivers’ strike.

Gross Profit

Our gross profit decreased 14.0% in 2018, to R$4,867,668 thousand, from R$5,712,945 thousand in 2017, with a gross margin of 16.1% in 2018 compared to 20.2% in 2017. This decrease was primarily driven by the operating challenges that impacted our business chain, such as higher grain prices, antidumping measures imposed by China and adjustments to the production process to meet the new non-stunning requirements of Saudi Arabia. We also had a negative impact of R$184 million related to the effects of hedge accounting of export debt (established upon its designated) in 2018.

Operating Expenses

Our operating expenses increased 0.5% in 2018, to R$5,074,003 thousand, from R$5,049,761 thousand in 2017. This increase was mainly driven by (i) higher logistics expense as a result of the expansion of our logistics network to serve a higher average number of points of sale; (ii) increases in inflation; and (iii) exchange rate variation in our international operations. As a percentage of net sales, operating expenses decreased to 16.8% in 2018 from 17.8% in 2017.

Selling Expenses

Our selling expenses increased 7.1% to R$4,513,594 thousand in 2018 from R$4,208,683 thousand in 2017, mainly due to higher logistics expense as a result of the expansion of our logistics network to serve a higher average number of points of sale.

General and Administrative Expenses

Our general and administrative expenses increased 19.2%, to R$551,165 thousand in 2018, from R$462,523 thousand in 2017, mainly driven by increases in inflation and exchange rate variation in our international operations.

Impairment loss on trade and other receivables

Impairment loss on trade and other receivables decreased to R$46,269 thousand in 2018 from R$67,471 thousand in 2017, primarily as a result of the initial adoption of IFRS 9.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, increased to an income of R$19,311 thousand in 2018 from R$333,467 thousand of expenses in 2017, mainly because of a decrease in provisions for civil contingencies and the recognition of tax credits after a favorable court decision regarding the exclusion of the ICMS from the PIS/COFINS calculation basis.

Income (loss) from associates and joint ventures

Income (loss) from associates and joint ventures decreased to R$17,715 thousand in 2018 from R$22,383 thousand in 2017, primarily due to the termination of the Unilever Brasil Alimentos Ltda. joint venture, which was partially offset by increased profit from the joint venture SATS BRF Food in Singapore.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) before financial results and income taxes decreased to a loss of R$206,334 thousand in 2018 from an income of R$663,184 thousand in 2017.

The table below sets forth our operating income (loss) on a segment basis.

	Operating Income (Loss) by Segment
	Restated 2018(2)	Restated 2017	Change
	(in thousands of reais)		(%)

Brazil	590,416	987,163	(40.2)
International	23,778	19,991	18.9
Other Segments	89,311	79,016	13.0
Subtotal	703,505	1,086,170	(35.2)
Corporate(1)	(909,839)	(422,986)	115.1
Total	(206,334)	663,184	(131.1)

(1)       The significant variation in Corporate in 2017 and 2018 is attributable to incurred expenses throughout the year, such as those in connection with the Carne Fraca Operation and provisions.

(2)       Restated to give effect to the management structure changes that resulted in the new presentation of our operating segments.

Financial Income (Expenses), Net

Net financial expenses amounted to R$2,241,474 thousand in 2018, an increase of 19.1% compared to R$1,881,758 thousand in 2017, mainly attributable to the negative impact of (i) a higher foreign exchange rate variation on assets and liabilities denominated in foreign currency; and (ii) the fair value adjustment of the Total Return Swap derivative instrument, which expense totaled R$214 million in 2018.

Loss Before Taxes from Continuing Operations

As a result of the foregoing, our loss before taxes from continuing operations was R$2,447,808 thousand in 2018 and R$1,218,574 thousand in 2017.

Income Tax and Social Contribution

In 2018, income tax and social contribution amounted to income of R$333,302 thousand. In 2017, income tax and social contribution amounted to income of R$251,809 thousand. The effective tax rate in 2018 was 13.6% compared to an effective rate of 20.7% in 2017. This variance is primarily attributable to the increase in losses in 2018, deferred tax assets related to tax loss and negative basis not being recognized because the realization was not probable, exchange rate variation on foreign investments, results of our foreign subsidiaries and a write-off of unrealized tax assets due to the merger of SHB with and into BRF.

Net Loss

As a result of the above, our net loss from continuing operations increased to R$2,114,506 thousand in 2018 from R$966,765 thousand of net loss in 2017. Including the discontinued operations, our net loss increased to R$4,466,246 thousand in 2018 from R$1,098,854 thousand of net loss in 2017.

B.                  Liquidity and Capital Resources

As of December 31, 2019, we held R$4,237.8 million in cash and cash equivalents. Of that amount, R$3,187.5 million, or 75.2%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt and capital expenditures. Our primary cash sources have been cash flows from operating activities, loans and other financings, offerings of our common shares and sales of marketable securities. Although we have substantial debt that will mature in the next several years (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Indebtedness—We have substantial debt that matures in each of the next several years”), we believe that our solid position in cash and cash equivalents, along with our cash flows from operating activities and the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

On December 27, 2019, we entered into a  three-year revolving credit facility with Banco do Brasil for a committed maximum amount of R$1.5 billion to provide additional liquidity for working capital needs. As of December 31, 2019, there were no amounts outstanding under the revolving credit facility. To further strengthen our liquidity in light of recent market volatility, in March 2020, we entered into one-year credit facilities with Brazilian financial institutions in the aggregate amount of, approximately, R$1.4 billion.

Cash Flow

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Year Ended December 31,
	2019	2018	2017
Cash Flow	(in thousands of reais)
Net cash provided by operating activities	2,521,230	295,685	649,356
Net cash provided by (used in) investing activities	1,443,106	(1,415,879)	(2,134,513)
Net cash provided by (used in) financing activities	(4,817,102)	73,924	1,057,083
Effect on exchange rate variation on cash and cash equivalent	54,540	71,452	81,984
Net increase (decrease) in cash and cash equivalents	(798,226)	(974,818)	(346,090)

Cash Flows Provided by Operating Activities

We recorded net cash flows provided by operating activities of R$2,521,230 thousand in 2019, compared to cash flows provided by operating activities of R$295,685 thousand in 2018. The increase of R$2,225,545 thousand is mainly due to an increase in income from continuing operations to R$1,078,333 thousand for the year ended December 31, 2019 (compared to a loss of R$2,114,506 thousand for the year ended December 31, 2018), adjusted by the non-cash inflow effects of R$4,519,842 thousand for the year ended December 31, 2019 (compared to non-cash inflow effects of R$4,425,222 thousand for the year ended December 31, 2018), in addition to an improvement of 9.3 days in the average financial cycle in 2019.

We recorded net cash flows provided by operating activities of R$295,685 thousand in 2018, compared to cash flows provided by operating activities of R$649,356 thousand in 2017. The reduction of R$353,671 thousand is mainly due to an increase in net loss to R$2,114,506 thousand for the year ended December 31, 2018 (compared to a net loss of R$966,765 thousand for the year ended December 31, 2017), adjusted by the non-cash inflow effects of R$4,425,222 thousand for the year ended December 31, 2018 (compared to non-cash inflow effects of R$3,752,518 thousand for the year ended December 31, 2017), which was mainly related to financial results of R$2,241,474 thousand, partially offset by R$340,144 thousand of deferred income tax.

Cash Flows Provided by (Used in) Investing Activities

We recorded net cash flows provided by investing activities of R$1,443,106 thousand in 2019, compared to cash flows used in investing activities of R$1,415,879 thousand in 2018. The increase of R$2,858,985 thousand is mainly due to the sale of our operations in Europe, Thailand and Argentina in the amount of R$1,664,073 thousand and the price adjustment from the sale of our then dairy segment to Lactalis in 2015 in the amount of R$242,051 thousand.

We recorded net cash flows used in investing activities of R$1,415,879 thousand in 2018, compared to cash flows used in investing activities of R$2,134,513 thousand in 2017, a decrease of R$718,634 thousand mainly due to the business combination with Banvit in 2017.

Cash Flows Provided by (Used in) Financing Activities

We recorded cash flows used in financing activities of R$4,817,102 thousand in 2019, compared to cash flows provided by financing activities of R$73,924 thousand in 2018, mainly due to the amount of debt repaid in 2019, which was R$4,081,980 thousand, net of the proceeds from debt issuance, compared to an amount of R$276,139 thousand of debt issuance in 2018, net of repayments.

We recorded cash flows provided by financing activities of R$73,924 thousand in 2018, compared to cash flows provided by financing activities of R$1,057,083 in 2017, mainly due to the amount of debt issuance in 2018, which was R$276,139 thousand net of repayments, compared to an amount of R$687,720 in 2017, in addition to the disposal of R$509,875 thousand in treasury shares in 2017.

Dividends and Interest on Shareholders’ Equity

We have not made any distributions for the years ended December 31, 2017 or 2018, and we will propose no distribution of dividends for the year ended December 31, 2019 at our annual shareholders’ meeting to be held in April 2020 because, despite reporting our profit for the year ended December 31, 2019, we have been reporting accumulated losses since 2018.

Debt

We use the net proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of December 31, 2019		As of December 31,
	Current	Non-current	2019	2018
	(in millions of reais, except where indicated)
Total debt	(3,132.0)	(15,488.3)	(18,620.3)	(22,165.4)
Derivative financial instruments, net	41.7	50.0	91.7	(52.7)
Cash, cash equivalents and marketable securities and restricted cash
Local currency	1,743.6	14.9	1,758.5	5,041.8
Foreign currency	3,208.7	292.5	3,501.2	1,487.0
Total	4,952.3	307.4	5,259.7	6,528.8
Net debt	1,861.9	(15,130.9)	(13,269.0)	(15,689.43)

The table below provides a further breakdown of our indebtedness by the type of debt.

	Current	Non-current	Total Loans and borrowings as of December 31,
	As of December 31, 2019		2019	2018
	(in millions of reais)
Development bank credit lines	45.5	-	45.5	264.5
Export credit facilities	26.6	1,585.7	1,612.4	1,625.3
Working capital facilities	1,568.6	1,744.0	3,312.6	5,863.0
PESA loan facility	284.3	-	284.3	273.4
Agribusiness Receivables Certificate	891.4	706.1	1,597.4	2,597.5
Debentures	13.0	742.7	755.8	-
Other	5.7	-	5.7	3.3
Local currency	2,835.2	4,778.6	7,613.8	10,627.1

Export credit facilities	105.0	302.3	407.3	1,383.2
Bonds	115.3	10,292.2	10,407.5	9,746.5
Advances on foreign exchange rate contracts	-	-	-	214.2
Working capital facilities	76.6	115.2	191.8	194.5
Foreign currency	296.8	10,709.7	11,006.5	11,538.3
Total:	3,132.0	15,488.3	18,620.3	22,165.5

The maturity schedule of our indebtedness is as follows:

As of December 31, 2019 (in millions of reais)
2020	3,132.0
2021	1,907.0
2022	2,123.5
2023	2,422.0
2024	2,340.7
2025 onwards	6,695.1
Total	18,620.3

Our principal debt instruments as of December 31, 2019 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see Note 16 to our consolidated financial statements.

Local Currency Debt

Revolving Credit Facility

Banco do Brasil RCF. On December 27, 2019, we entered into a revolving credit facility with Banco do Brasil for a committed maximum amount of R$1.5 billion to provide additional liquidity for working capital needs. As of December 31, 2019, there were no amounts outstanding under the revolving credit facility.

Development Bank Credit Lines

BNDES FINEM Facilities. We have a number of outstanding obligations with BNDES, including loans under its FINEM program in the amount of R$45.5 million as of December 31, 2019. The loans from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are generally payable monthly, with remaining maturity dates varying through 2020. The principal amount of the loans is denominated in reais and bears interest at the TJLP or SELIC rates plus a margin. These loans are included in the line “Development bank credit lines—Local currency” of the table above.

Export Credit Facilities

Export Credit Notes.  In September 2019, we refinanced our outstanding export credit facilities with Banco Bradesco, totaling R$ 1,612.4 million as of December 31, 2019. These export credit notes bear interest at floating rates (CDI), with maturity dates from 2023 through 2028. These credit lines are included in the line “Local currency—Export credit facilities” in the table above

Working Capital Facilities

Rural Credit Financing. We have short-term rural credit loans in the amount of R$3.312,6 million as of December 31, 2019 with several commercial banks under a Brazilian federal government program that offers favorable interest rates, as an incentive to invest in rural activities, with maturity dates from 2020 through 2022. Generally, the proceeds of such loans are used for working capital. From September to December 2019, we prepaid some of those loans, totaling R$ 2.32 billion. These credit lines are included in the line “Working capital facilities—Local currency” in the table above.

PESA Loan Facility

PESA. We have a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (Programa Especial de Saneamento de Ativos, or “PESA”) for an outstanding amount of R$284.31 million as of December 31, 2019, subject to the variation of the IGP-M plus interest of 4.9% per year, secured by endorsements and pledges of public debt securities.

Tax Incentive Financing Programs

State Tax Incentive Financing Programs. We also had R$5.7 million outstanding as of December 31, 2019 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included in the line “Other—Local currency” in the table above.

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

On December 31, 2019, the balance of these transactions totaled R$1,597.5 million. These transactions comprise the line “Agribusiness Receivables Certificate” in the table above.

First Issuance of Debentures

On April 30, 2019, we issued 750,000 of debentures with a nominal unit value of R$1,000.00, totaling R$750.0 million, in three series. The debentures are simple, non-convertible and unsecured, and they were distributed with restricted placement efforts. The amounts subscribed for the 1st, 2nd and 3rd series were R$70.0 million, R$411.7 million and R$268.3 million, respectively. As of December 31, 2019, the outstanding balance of the debentures totaled R$755.8 million. The balances for the 1st, 2nd and 3rd series totaled R$70.3 million, R$416.0 million and R$269.4 million, respectively, as of December 31, 2019.

Foreign Currency Debt

Export Prepayment Facility. We had an export prepayment facility in an outstanding amount of R$407.3 million as of December 31, 2019. The indebtedness under this facility is denominated in U.S. dollars, with maturity dates between 2020 and 2023. Interest under this export prepayment facility accrues at LIBOR plus a spread. Under the facility, we receive a loan secured by the accounts receivable relating to exports of our products to specific customers. The facility is guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. These credit lines are included in the line “Export credit facilities—Foreign currency” in the table above.

Working Capital Facilities

Working capital in foreign currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries mainly located in Turkey in the amount of R$191.8 million. This funding is denominated in Turkish lira and have maturity dates between 2020 and 2021. These credit lines are included in the line “Working capital facilities—Foreign currency” in the table above.

Bonds

BFF Notes 2020. On January 28, 2010, BFF International Limited issued senior notes in the amount of U.S.$750 million, guaranteed by BRF S.A., bearing a nominal interest rate of 7.25% per year and effective rate of 7.54% per year, and maturing on January 28, 2020 (“BFF Notes 2020”). On June 20, 2013, U.S.$120.7 million of the BFF Notes 2020 was replaced by the Senior Notes BRF 2023 (as defined below) and, on May 15, 2014, U.S.$409.6 million of the BFF Notes 2020 were repurchased with part of the proceeds from the Senior Notes BRF 2024 (as defined below). On May 28, 2015, we completed a tender offer for the BFF Notes 2020 in the amount of U.S.$101.4 million so that the remaining balance totaled U.S.$118.3 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BFF Notes 2020 in the amount of U.S.$32.2 million and premium was paid in the transaction, net of interest, in the amount of U.S.$4.1 million. The premium paid to holders of existing bonds was recorded as a financial expense. On November 22, 2019, we completed a make-whole redemption of the remaining outstanding amount equivalent to R$363.7 million (U.S.$86.1 million) and premium was paid in the transaction, net of interest, equivalent to R$ 3.4 million (U.S.$0.8 million).  The premium paid to holders of existing bonds was recorded as a financial expense.

BRF Notes 2022: On May 29, 2015, we completed a senior notes offering totaling EUR500.0 million, with principal due on May 3, 2022, which bear interest at a rate of 2.75% per year. On September 18, 2019, an amount equivalent to R$795.9 million (EUR175.2 million) of the BRF Notes 2022 were repurchased through an any and all tender offer, and premium was paid in the transaction, net of interest, in the amount equivalent to R$39.2 million (EUR8.5 million). The premium paid to holders of existing bonds was recorded as a financial expense. On December 31, 2019, the outstanding notional amount of these notes was equivalent to R$1,471.4 million (EUR324.8 million).

BRF Notes 2022. On June 6, 2012, we issued senior notes in an aggregate amount of U.S.$500.0 million. The bonds were guaranteed by BRF S.A., bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later the same month, we issued an additional U.S.$250.0 million of senior notes under the same indenture and with the same terms and conditions (collectively, the “BRF Notes 2022”). On May 28, 2015, we completed a tender offer for the BRF Notes 2022 in the amount of U.S.$577.1 million so that the remaining balance totaled U.S.$172.9 million on June 30, 2015. On September 21, 2016, we completed a repurchase offer for the BRF Notes 2022 in the amount of U.S.$54.2 million, and premium was paid in the transaction, net of interest, in the amount of U.S.$5.7 million. The premium paid to holders of existing bonds was recorded as financial expense. On September 18, 2019, an amount equivalent to R$38.9 million (U.S.$9.4 million) of the BRF Notes 2022 were repurchased through an Any and All tender offer, and premium was paid in the transaction, net of interest, in the amount  equivalent to R$1.5 million (U.S.$0.4 million). The premium paid to holders of existing bonds was recorded as a financial expense. On December 31, 2019, the outstanding notional amount of these notes was equivalent to R$440.6 million (U.S.$109.3 million).

BRF Notes 2023. In May 2013, we issued senior notes in an aggregate amount of U.S.$500.0 million, with principal due on May 22, 2023 and bearing interest at a rate of 3.95% per year (“Senior Notes BRF 2023”). On September 18, 2019, an amount equivalent to R$641.4 million (U.S.$154.0 million) of the BRF Notes 2023 were repurchased through an any and all tender offer, and premium was paid in the transaction, net of interest, in the amount equivalent to R$7.2 million (U.S.$1.7 million). The premium paid to holders of existing bonds was recorded as a financial expense. On December 31, 2019, the outstanding notional amount of these notes was equivalent to R$1,394.6 million (U.S.$346.0 million).

BRF Notes 2024. On May 15, 2014, we completed a senior notes offering totaling U.S.$750 million (“Senior Notes BRF 2024”). The principal is due on May 22, 2024 and bears interest at a rate of 4.75% per year. Of the proceeds from the offering, U.S.$470.6 million was used for a debt repurchase tender offer. To implement the tender offer, BRF made a payment of U.S.$86.4 million (equivalent to R$198.6 million) to the holders of existing bonds, which was recorded as an interest expense. On September 24, 2019, an amount equivalent to R$961.8 million (U.S.$230.9 million) of the BRF Notes 2024 were repurchased through an early capped tender offer, and premium was paid in the transaction, net of interest, in the amount equivalent to R$38.5 million (U.S.$9.2 million). On October 8, 2019, an amount equivalent to R$4.8 million (U.S.$1.2 million) of the BRF Notes 2024 were repurchased through the final capped tender offer, and premium was paid in the transaction, net of interest, in the amount equivalent to R$0.05 million (U.S.$0.01 million). Both premiums paid to holders of existing bonds were recorded as a financial expense. As of December 31, 2019, the outstanding notional amount of these notes was equivalent to R$2,087.5 million (U.S.$517.9 million).

BRF Notes 2026. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate amount of U.S.$500.0 million, which bear interest at a rate of 4.35% per year and mature on September 29, 2026. As of December 31, 2019, the outstanding notional amount of these notes was equivalent to R$2,015.4 million (U.S.$500.0 million).

BRF Notes 2030. On September 24, 2019, we issued senior notes in the aggregate amount of U.S.$750.0 million, which bear interest at a rate of 4.875% per year and mature on January 24, 2030. As of December 31, 2019, the outstanding notional amount of these notes was equivalent to R$3,023.0 million (U.S.$750.0 million).

Derivatives Financial Liabilities, Net

We entered into foreign currency exchange derivatives under which we had a fair value of R$115.3 million and commodity derivatives under which we had a fair value of negative R$23.6 million, in each case as of December 31, 2019. The counterparties include several Brazilian financial institutions and involve interest rate swaps, and the purchase and sale of currencies and commodities. Their maturity dates vary from 2018 through 2028. These transactions do not require any guarantees and follow the rules of the B3, a trading and securities registration company. These derivatives are recorded in our balance sheet as other financial assets and liabilities. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

In 2019, total Brazilian sales by quarter were as follows: 22.5% for the first quarter, 23.3% for the second quarter, 25.1% for the third quarter and 29.1% for the fourth quarter.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Halal market, for example, we experience lower net sales during Ramadan and the summer months.

In 2019, total International sales by quarter were as follows: 21.4% for the first quarter, 26.7% for the second quarter, 25.5% for the third quarter and 26.3% for the fourth quarter.

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

Revenue Recognition

Sales revenues comprise the value of the consideration received or receivable for the sale of products, net of applicable taxes, returns, rebates and discounts.

Sales revenues are recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and the Company no longer has control over the product sold or any other liability related to its ownership and it is likely that the economic benefits will be received by the Company.

The sales process begins with sales orders and formal agreements, in general executed with large retail and wholesale chains. The discounts and rebates may be negotiated on a spot basis or may have their conditions formally defined in the agreements. In all cases, the performance condition is satisfied when control over the goods is transferred to the client.

The Company has sales with cash and installment payments, which are adjusted to present value for recognition of the financial component.

Expected credit losses

Accounting practice applied until December 31, 2017

The Company assessed at each reporting period whether there was any objective evidence of impairment for the financial assets recognized. The main evidence considered was overdue amounts. For each group of receivables overdue, the Company analyzed the financial conditions of the customer and guarantees in place, recognizing impairment losses when applicable.

Accounting practice applied from January 1, 2018

The Company regularly assesses the historical losses on the customer portfolios it has in each region, taking into consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as are the related estimated credit losses. The securities are written off against the estimated loss when our management considers that they are no longer recoverable after taking all appropriate actions to collect them.

Assets held for sale and discontinued operations

Assets held for sale are measured at the lower of the carrying amount and the fair value less costs to sell and are not depreciated or amortized. These items are only classified under this item when their sale is highly probable and they are available for immediate sale in their current conditions. Losses due to impairment are recorded under Other Operational Expenses.

The statements of income and cash flows from discontinued operations are presented separately from those of continuing operations of the Company. The comparative periods are reclassified in the statements of income and cash flows. However, the statements of financial position remain as previously reported.

Goodwill

Goodwill is initially measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

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

The carrying amount of goodwill and the key assumptions used in the annual impairment test are disclosed in Note 15 to our consolidated financial statements.

Contingencies

We establish provisions when we have a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is more likely than not to occur and reliable estimate can be made.

We are party to various lawsuits, including, tax, labor and civil claims. The assessment of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of the laws, available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. We review and adjust the provisions to reflect changes in the circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually material, we use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably.

Inventory

We record inventories at average acquisition or formation cost, not exceeding their net realizable value. The cost of finished products includes purchased raw materials, labor, production cost, transportation and storage, which are related to all processes necessary for bringing the products to sales conditions. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in cost of products sold when incurred.

Income Tax and Social Contribution

In Brazil, we are subject to income tax (Imposto de Renda Pessoa Jurídica, or “IRPJ”) and social contribution (Contribuição Social sobre o Lucro Líquido, or “CSLL”), which are calculated monthly based on taxable income, after offsetting tax losses and negative contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for IRPJ and 9% for CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. The Company analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and deductions on IRPJ tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred taxes and social contribution assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized.

Deferred tax assets and liabilities must be measured by rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

On January 1, 2019, the interpretation IFRIC 23 became effective, which deals with the recognition and measurement requirements when there is uncertainty about the treatments of tax on profit.

The Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company will periodically evaluate the positions it took in which there are uncertainties about the adopted tax treatment and will create a provision when applicable.

Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

Classification of Financial Assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and are classified based on the characteristics of their cash flows and on the management model for the asset. The table below shows how BRF classifies and measures financial assets:

Category	Initial Measurement	Subsequent Measurement
Amortized Cost

Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

For other assets: Fair value less costs directly attributable to its issuance

Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”)	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

Since the adoption of IFRS 9 in January 1, 2018, the Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at fair value through Other Comprehensive Income. Losses and reversals of losses are recorded in the statement of income (loss). The policy for the year 2017 is described in the section “Expected credit losses” above.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents comprise the balances of cash, banks and securities of immediate liquidity, maturities of which, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Hedge accounting

We have chosen to apply the requirements of IFRS 9 in relation to hedge accounting.

With respect to cash flow hedge, the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the income statement or statement of financial position when the hedge is recognized, adjusting the item in which the hedge was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

With respect to fair value hedge, the effective portion of the hedge instrument’s gain or loss is recognized in the income statement or statement of financial position, adjusting the item under which the hedge is or will be recognized. The hedge, when designated in this relationship, is also measured at fair value.

With respect to net investment hedge accounting, as of August 31, 2019, the Company adopted the practice of performing net investment hedge accounting. In this relation, the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedges) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponded to 11.3% per year on December 31, 2019 (10.4% per year on December 31, 2018).

Leasing

Accounting practice applied until December 31, 2018

Leasing operations with risks and benefits inherent to ownership are substantially transferred to the Company and are classified as finance leases. If there is no significant transfer of the risks and benefits inherent to the property, the operations are classified as operating leases.

Financial leasing contracts are recognized in property, plant and equipment or intangible assets, against liabilities, at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment and intangible are depreciated and the interests implicit in the liability are recognized on the income statement according to the term of the contract.

Operating lease agreements are recognized as an expense over the lease period.

Gains or losses arising from the Company’s sale and leaseback transactions, classified after the sale of the assets as an operating lease, are recognized as follows:

- Immediately in the income for the year when the transaction is measured at fair value;

- If the transaction price is established below or above the fair value, the profit or loss is immediately recognized in the result, except if the result is offset by future lease payments below the market value.

Accounting practice applied from January 1, 2019

On January 1, 2019, the Company adopted IFRS 16 and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the year ended on December 31, 2018 (Note 19.1 to our financial statements) are presented in accordance with the standards previously in force (IAS 17), as described above.

In the transition process, the Company chose not to use the practical expedient that would allow the Company to not reassess whether a contract is or contains a lease. Consequently, the new lease definitions contained in IFRS 16 were applied to all contracts in force on the transition date. A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

•         the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

•         the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and

•         the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if it:

o     has the right to operate the asset, or

o    designed the asset in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disassembly, removal costs, restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. The options for extending the term or early termination of contracts are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process. The estimated useful life of the right-of-use asset is determined on the same basis as the assets owned by the Company. Additionally, the right-to-use asset is periodically reduced to recoverable value in accordance with IAS 36, when applicable, and readjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change (i) in future payments resulting from a change in index or rate (ii) in the estimate of the expected amount to be paid in the guaranteed residual value or (iii) in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the profit and loss statement, if the book value of the right-of-use asset has been reduced to zero.

As a result of the adoption of IFRS 16, on January 1, 2019, there was recognition of a right-of-use asset of R$2,397,743 thousand, a lease liability of R$2,391,456 thousand, and the difference between the balances in the amount of R$6,287 thousand, which was caused by provisions for operating leases already recorded on December 31, 2018, in Shareholders’ Equity. Such contracts were previously disclosed as an operating lease, according to the annual financial statements for the year ended December 31, 2018.

The Company used the following practical steps to transition to the new lease accounting requirements:

•         chose not to recognize assets with right to use and lease liabilities with a contract term of less than 12 months, and with no purchase option and of low value. Payments associated with such contracts are recognized as an expense in the income statement on a straight-line basis over the lease period;

•         use of a single discount rate for each lease portfolio with reasonably similar characteristics. In this sense, the incremental loan rate was obtained, as of January 1, 2019, applicable to each of the leased asset portfolios. Through this methodology, the Company obtained a weighted average rate of 7.92%.

Additionally, contracts with an indefinite term with no fixed payment are expensed as incurred.

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.                  Research and Development, Patents and Licenses

In 2019, we launched 233 new products for consumers, of which 136 were released for the domestic market and 97 for the international market. Of the international market releases, 43 were in Asia, 9 in Africa, 10 in the Americas, 16 in the Southern Cone and 19 in the Middle East.

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

In recent years, we have been promoting the introduction of professionals with doctorate degrees (PhDs) in our technical team in association with governmental agencies as FINEP, CNPq (PNPD – National Post-Doctorate Program and RHAE – Human Resources Formation in Strategic Areas Program), Araucária Foundation (Post-Doctorate Program in company) and the FAPESP (Foundation for Research Support of the State of São Paulo).  As a result, we have hired 17 researchers to date. We have also been developing a robust trainee and internship program as well as encouraging our employees to participate in undergraduate and graduate courses. In 2019, we started a new program called “PhD in Agro,” in which five PhD positions were created to develop specific projects in different areas – nutrition, animal breeding, animal health, swine production and poultry management.

We have one of the largest poultry and swine agricultural experimental research groups in the world. Our research system includes one experimental feed meal plant and 19 experimental barns, which are distributed across four experimental farms in the state of Santa Catarina, with a total of 1,380 experimental pens to evaluate the impact of new technology and innovation on the production chain. We also have six bromatological and five animal health laboratories supporting research and operational activities.

In addition to our formal research department, we have field research initiatives in the production system that allows us to evaluate all technologies under real production conditions. We also use this field research to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. We believe that the field research system provides us with an advantage in relation to other research centers and other companies in the sector. With respect to RD&I product projects, we have ongoing research projects on the reduction of additives in meat products, natural solutions for ingredients to extend the products’ due date with the food safety guarantee, new packaging and the reduction in the use of packaging materials.

Beginning on June 20, 2013, BIC was financed by FINEP for a total amount of R$106.0 million, of which R$53.9 million was used for building the facilities. BIC has total space of 13,500m². The building exemplifies our commitment to investing in RD&I in order to create and add value in our products, processes and services. Its structure, which was developed to set technological development standards in the food industry, includes research and development areas for meat, pasta, margarine, vegetables, packaging, graphic arts, visual standardization of packaging, supplier quality, regulatory matters, sustainability and animal welfare. The facility also has meeting rooms, a pilot plant, areas for tests and sensorial evaluation, packaging laboratories, kitchens for food service clients, a library and spaces for brainstorming and benchmarking with potential partners.

We see investments in RD&I as a key factor in maintaining our competitive advantages, including by optimizing our production chain, improving our sustainability, launching innovative products and reaching the expectations and needs of consumers, clients and markets.

Furthermore, we have our own swine breeding program in eight exclusive farms, which we believe have competitive genetic packages compared to the most significant international breeding programs. The breeding program has a team of seven highly qualified geneticists. We are incorporating genomic evaluation into the swine evaluation process in 2020. In order to implement this new technology, we established partnerships with six research centers of the Brazilian Company for Agricultural and Farming Research (Empresa Brasileira de Pesquisa Agropecuária, or “EMBRAPA”), as well as with universities and governmental agencies (including BNDES, Finep and CNPq).

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

We define our growth platforms based on consumer preferences. Our main platforms for the Sadia brand are day-by-day meals, helpers, happy meals, well-being, premium and special dates. Our main platforms for the Perdigão brand are day-by-day meals, barbecue, Christmas and indulgent snacks. Our main platforms for the Qualy brand are breakfast, new occasions and margarine 2.0. The project managers are now able to navigate through different categories, such as ready meals, cold cuts, in natura meat, spreads, snacks and even food services, to design and apply solutions that either fulfill an unmet need or enhance a specific consumer preference. Accordingly, we invested R$206.9 million, R$53.5 million and R$52.0 million in 2019, 2018 and 2017, respectively.

In 2019, we launched multiple pork cuts products in line with our strategy of developing new consumer habits for pork cuts in the Brazilian market. We launched a robust portfolio of pork cuts under both the Sadia and Perdigão brands, including day-by-day pork cuts under the Sadia brand, along with special pork cuts for Christmas and seasoned pork cuts for barbecues under the Perdigão brand. We also launched important sub-brands under our Sadia brand: the Speciale Sadia sub-brand, with a premium cold cuts portfolio that includes raw ham and salami with a pepper border, and the Na receita Sadia sub-brand, with a new line of pre-prepared chicken to be used in various recipes in both the retail and food service markets. Under our Sadia brand, we also focused on refreshing the ready meals and cold cuts categories, including launching a new item, namely Mac’n cheese, for the retail channel. In addition, we expanded the portfolio of our Perdigão brand through our Ouro sub-brand by launching mini sausages snacks and relaunching our pizza line, which is a volume-driven category that we expect will bring greater visibility to the brand on supermarkets’ gondolas.

D.                  Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—Results of Operations—Principal Factors Affecting our Results of Operations.” You should also read our discussion of the risks and uncertainties that affect our business in “Risk Factors.”

Before the onset of the COVID-19 pandemic, global GDP was expected to grow 2.5% in 2020 after a post-crisis level of 2.4% in 2019, according to a report released in January 2020 by the World Bank. However, any economic estimates for growth in 2020 made prior to recent events, especially connected to the developments of the COVID-19 pandemic, are likely to be revised or otherwise modified, given the high current degree of uncertainty and volatility in global markets. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics or human disease outbreaks, such as the novel coronavirus (COVID-19 virus), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.”

A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the International Monetary Fund (“IMF”), increased restrictions on global trade and migration would hurt productivity and incomes and have an immediate impact on market sentiment. Another potential risk discussed by the IMF is a tightening of global financing terms. The World Bank expects growth of 1.8% in 2020 and 1.7% in 2021 for the U.S. and of 1.0% in 2020 and 1.3% in 2021 for European Union. For emerging markets and developing countries in 2020, the World Bank expects a growth rate of 5.8% for India and 1.6% for Russia, along with a more modest growth in China of 5.9% for 2020. The same report expects Brazil’s GDP to increase 2.0% in 2020 and 2.5% in 2021. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2020 at 4.25%, according to reports by Focus.

Exports

Brazil is a leading producer in global export markets due to its natural advantages (land, water, and climate), competitive inputs costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Brazilian chicken exports increased by 2.8% in the year ended December 31, 2019, compared to the year ended December 31, 2018, in terms of volume.  Pork exports registered an increase of 16.2% in volume sold in the year ended December 31, 2019, compared to the year ended December 31, 2018. Beef exports recorded an increase of 12.9% in volume sold in the year ended December 31, 2019, compared to the year ended December 31, 2018.

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

Brazilian chicken exports in the year ended December 31, 2019 totaled 4.2 million tons on sales of R$28.17 billion (equivalent to U.S.$6.99 billion). China is the main destination for these exports (13.9%), followed by Saudi Arabia (11.1%), Japan (10.1%) and the United Arab Emirates (8.1%).

Pork export volume in the year ended December 31, 2019 totaled 750.3 thousand tons, totaling around R$6.45 billion (equivalent to U.S.$6.99 billion). The leading importers, China, Hong Kong and Singapore represented 33.2%, 21.7% and 5.9%, respectively, of total exports from Brazil.

Beef shipments in the year ended December 31, 2019 totaled 1.81 million tons with sales of around R$29.77 billion (equivalent to U.S.$7.39 billion). This increase in volume was driven by higher exports sent to China and Hong Kong, which import 27.2% and 18.2% of Brazilian beef exports, respectively.

According to the West Texas Intermediate index, which benchmarks oil prices, oil prices decreased 11.9% in 2019, from an average of U.S.$64.77 in 2018 to an average of U.S.$57.03 in 2019. Since the start of 2020, oil prices have dropped drastically following from the global economic slowdown brought on by the COVID-19 pandemic as well as an oil supply dispute among key oil producers. A decrease in oil prices will generally result in decreased GDP growth and decreased revenues for oil producing countries, which can devalue the local currency and negatively affect disposable income due to an increase in inflation. In the past, declines in the price of oil reduced the ability of certain countries to import Brazilian products. A price improvement may help protein prices to rise since countries dependent on revenue from oil production will be able to import additional products. Food products are less sensitive than other goods to foreign exchange and to income variations. Rich oil producing countries that are located in warm regions with a low availability of grains rely on government subsidies in order to cope with much higher chicken production costs than countries with moderate climates and a high availability of grains, such as Brazil. Thus, falling oil prices will not necessarily lead to lower chicken imports from Brazil as governments might reduce subsidies leading to a decline in local production of chicken.

Brazilian Market

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2019 of 99.9 kilograms, including beef, chicken and pork products, according to the USDA, an increase of 1.3% compared to 2018. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the slight economic recovery in 2019, meat consumption increased in 2019 compared to 2018. Before the onset of the COVID-19 pandemic,  further economic improvement was expected for 2020, which would have meant that meat consumption should increase in 2020. However, economic forecasts for Brazilian GDP growth in 2020 have been revised downwards or otherwise modified, given the high current degree of uncertainty and volatility resulting from the COVID-19 pandemic and other factors. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics or human disease outbreaks, such as the novel coronavirus (COVID-19 virus), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.”

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides BRF, there are many large producers, including Seara (which was acquired from Marfrig by JBS in 2013), Aurora and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. BRF seeks to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands it owns, such as Sadia and Perdigão.

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

Raw Materials

In 2019, Brazil harvested its historic second best soybean crop. Additionally, the trade dispute between the U.S. and China, which began in April 2018, carried on through 2019 with China making purchases only to meet its short-term demand. Such scenario negatively affected Brazilian prices for raw materials as Chinese demand for Brazilian soybean decreased as well. Average soybean prices in Brazil decreased 4.4% in 2019 compared to 2018, while soybean prices on the Chicago Board of Trade (“CBOT”) decreased 10.4% in 2019.

In the Brazilian market, average corn prices increased 3.1% in 2019 compared to 2018 as Brazilian exports reached historically high levels, boosted by the depreciation of the Brazilian real. According to Brazil’s national food supply agency (Companhia Nacional de Abastecimento), the corn crop totaled 100 million tons in 2018/19, after totaling 81.4 million tons in 2017/18. In the international market, corn crop in the United States in 2017/18 (371.10 million tons) and a slightly lower crop in 2018/19 (364.26 million tons) increased the CBOT corn prices by 4.1% in 2019.

Social Contributions

Brazilian Provisional Measure No. 774/17, valid as of July 2017, required that we pay a social contribution equal to 20% of our payroll, which is higher than the social contribution we had previously paid based on our gross operating revenue (between 1% and 2.5%). This provisional measure was revoked on August 2017 by Provisional Measure No. 794/17 and thus was not converted into law. In May 2018, Law No. 13,670/18 reestablished paying the social contribution based on gross operating revenues instead of payroll until December 2020. Although the new Brazilian government is considering granting Brazilian companies permanent relief from social contributions, we cannot assure that the current relief will available after December 2020.

E.                  Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the ones described below, that have or are reasonably likely to have effects on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

BRF provides guarantees to loans obtained by certain outgrowers located in the central region of Brazil as part of a special development program for that region. These loans are used to improve the outgrowers’ farm facilities and are expected to be repaid in ten years. The loans guaranteed by BRF are in the amount of R$12,949 thousand as of December 31, 2019 (compared to R$29,794 thousand as of December 31, 2018).  In the event of a default, we would be required to assume the outstanding balance.  As a result, we have recorded provisions in the amount of R$1,491 thousand as of December 31, 2019 (compared to R$2,506 thousand as of December 31, 2018), which is equal to our assessment of the fair value of the non-contingent portion of these obligations, and a reversion of provision in the amount of R$1,015 thousand in our statement of income for the year ended December 31, 2019 (compared to R$1,540 thousand as of December 31, 2018).

BRF guarantees a loan to the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES to set up biodigesters on the properties of the rural producers that are participating in BRF’s integration system as part of BRF’s sustainable hog breeding program, which seeks to develop mechanisms for clean development and reduction of emission of carbon gases. The total amount of these guarantees as of December 31, 2019 was R$3,897 thousand (compared to R$5,956 thousand as of December 31, 2018). In the event of a default, BRF would be required to assume the outstanding balance. Based on our assessment of the fair value of the non-contingent portion of these obligations, we have not recorded provisions as of December 31, 2019, and we did not reverse provisions in our statement of income for the year ended December 31, 2019 (compared to R$28 thousand reversed as of December 31, 2018).

The aggregate amount of BRF’s off-balance sheet guarantees as of December 31, 2019 was R$16,846 thousand (compared to R$35,750 thousand as of December 31, 2018), and we reversed provisions for the non-contingent portion of these obligations in the amount of R$1,015 thousand, which had been included in our statement of income for the year ended December 31, 2019 (compared to R$1.569 thousand as of December 31, 2018).

F.                   Tabular Disclosure of Contractual Obligations

The following table summarizes significant contractual obligations and commitments due by period, at December 31, 2019.

	Payments Due by Period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing(1)	18,620.3	3,132.0	4,030.5	4,762.7	6,695.1
Interest on loans and financing(2)	4,538.9	583.1	1,528.1	1,121.7	1,306.0
Lease liabilities	2,430.7	521.6	785.9	528.2	595.0
Commitments for purchases of goods and services(3)	5,996.0	4,306.2	812.6	392.1	485.1
Total	31,585.8	8,542.9	7,157.0	6,804.7	9,081.1

(1)       Includes both current and non-current loans and borrowings.

(2)       Represents expected interest obligations on the loans and financing set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2019.

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

We also recorded R$1,794.4 million as contingencies with probable losses as of December 31, 2019.

G.                  Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. At least two members or 20% of our board of directors, whichever is greater, must be independent under the Novo Mercado rules. Our board members are elected at Ordinary General Shareholders’ Meetings for a two-year term and may be reelected. Our board of directors currently consists of 10 members. Our bylaws do not contemplate alternates to board members. There is no mandatory retirement age for our board members. In case of any vacancy, the remaining members will nominate a board member who will serve until the next shareholders’ meeting, and the shareholders shall elect another board member to serve for the remaining term of office at such meeting. If more than one-third of the positions on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event. The following table sets forth information about our current Board members:

	Director
Name	Position Held	Since	Age

Pedro Pullen Parente	Chairman	April 26, 2018	67
Augusto Marques da Cruz Filho(1)	Vice-Chairman	April 26, 2018	67
Dan Ioschpe(1)	Board Member	April 26, 2018	55
Flavia Buarque de Almeida(1)	Board Member	April 26, 2018	52
Francisco Petros O. L. Papathanasiadis(1)	Board Member	April 26, 2018	55
José Luiz Osório(1)	Board Member	April 26, 2018	68
Luiz Fernando Furlan(1)	Board Member	April 26, 2018	73
Roberto Antônio Mendes(1)	Board Member	April 26, 2018	67
Roberto Rodrigues(1)	Board Member	April 26, 2018	77
Walter Malieni Jr	Board Member	April 26, 2018	50

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

On April 19, 2018, PREVI, PETROS, Tarpon Investimentos S.A. (“Tarpon”) and Mr. Abilio Diniz, holders, directly and indirectly, of 32.80% of the shares issued by us, entered into a voting agreement regarding matters to be discussed at the Ordinary and Extraordinary General Meeting (the “Voting Agreement”). On the same date, our board decided that if Aberdeen were to withdraw its request for the adoption of a cumulative vote system, it would nominate the following individuals to serve as board members: Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flávia Buarque de Almeida, Mr. Francisco Petros Oliveira Lima Papathanasiadis, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Pedro Pullen Parente, Mr. Roberto Antonio Mendes, Mr. Roberto Rodrigues and Mr. Walter Malieni Jr. Our board of directors nominated Mr. Pedro Pullen Parente and Mr. Augusto Marques da Cruz Filho as Chairman and Vice-Chairman, respectively.

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

At the Ordinary and Extraordinary General Meeting, the number of members of our board of directors was set at 10 members, new members were elected to the board of directors and the Chairman and Vice-Chairman of the board of directors were elected. Only four of the 10 board members elected during the Ordinary and Extraordinary Shareholders’ Meeting were previously members of our board of directors.

Below is a summary of the professional experience and areas of activity of our current board members.

Pedro Pullen Parente – Mr. Parente received a bachelor’s degree in electric engineering from the University of Brasília in 1976. He held the position of Global CEO and Chairman of the Board of Directors of the Company from June 2018 to April 2019, when he stepped down from the Global CEO position. He remains as Chairman of the Board of Directors of the Company. Mr. Parente started his professional career at Banco do Brasil in 1971 and was transferred to the Brazilian Central Bank in 1973. He has been a consultant for the International Monetary Fund and public institutions in Brazil, including several State Departments and the National Constituent

Assembly of 1988, and has occupied various government positions focusing on economics. As deputy minister of Finance, he was part of the team leading Plano Real which succeeded in reducing inflation in Brazil. Between 1999 and 2002, he served as the Chief of Staff to President Fernando Henrique Cardoso, Minister of Planning, and led the transition team after President Luiz Inácio Lula da Silva’s election in 2002. During this period, he played an important role as Chairman of the Energy Crisis Management Chamber when he coordinated the efforts that allowed Brazil to avoid an energy crisis. During president Cardoso’s government, Mr. Parente was chairman of Petrobras’ board, the state-owned oil company, later becoming its CEO in July 2016, after an invitation from president Temer. In the private sector, he served as the Chief Operating Officer for media group RBS, as chairman and CEO of Bunge Brasil and has also served on the board of directors of private and state-owned companies, including CPFL, B3, Duratex, Banco do Brasil and others. Currently, he is chairman of the board of directors of General Atlantic in Brazil, associate of EB Capital and member of the board of directors at Prumo S.A., Continental Grain Corporations and Syngenta AG.

Augusto Marques da Cruz Filho – Vice-Chairman of our Board of Directors  and member of the People, Governance, Organization and Culture Committees. Mr. Cruz Filho holds a PhD in Economic Theory from the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Economic and Administration University of the University of São Paulo (FEA-USP) and attended development abroad at INSEAD – Institut Européen d’Administration des Affaires. Mr. Cruz Filho worked at Grupo Pão de Açúcar for 11 years holding the positions of executive officer of the company, administrative and financial officer and, for over two years, CFO, until leaving the position in 2005. Between 2005 and 2010, Mr. Cruz Filho was member of the Board of Directors and Audit Committee of B2W. From April 2016 to August 2019, Mr. Cruz Filho acted as the Chairman of the Board of Directors of BR Distribuidora. He is also member of the Board of Directors of JSL S.A. and General Shopping.

Dan Ioschpe – Mr. Ioschpe graduated from the Federal University of Rio Grande do Sul. He also holds a postgraduate degree from ESPM – SP and an MBA from the Tuck School of Dartmouth College. He started working at Iochpe-Maxion in 1986, where he held several positions until June, 1996, when he left to act as President of AGCO in Brazil. He returned to Iochpe-Maxion in January, 1998, where he held the position of President. On April 2014, he left such position to become president of the Board of Directors. Mr. Ioschpe acted as presidet of Fórum of Empresas Transnacionais Brasileiras (FET). Currently, he is member of the Board of Directors of WEG, Profarma, Cosan and Marcopolo, president of Institute for Industrial Development Studies (IEDI) and president of the Board of Directors of Sindipeças.  Additionally, he acts as Coordinator of the People, Governance, Organization and Culture Committee and is a member of the Finance and Risk Management Committee of BRF. Mr. Ioschpe has not been subject, in the last five years, to any conviction (i) of a criminal nature, (ii) in a CVM administrative proceeding or (iii) of a final, judicial or administrative decision that has suspended or disqualified him for the practice of any professional or commercial activity.

Flavia Buarque de Almeida – Board member at BRF since 2017. Ms. Almeida has been the Chief Executive Officer at Peninsula Capital Participações since 2019. She has also been an associate and officer at Peninsula Capital Participações S.A. and, indirectly, an associate and officer at O3 Gestão de Recursos Ltda. She is a board member of the Carrefour S.A. (France), W2W E-Commerce de Vinhos S.A (wine.com.br), Vitamina Chile S.P.A, and Instituto Península. In 2019, Ms. Almeida was elected to the position of independent member of the board of directors of Ultrapar Participações S.A. Ms. Almeida was a board member of Harvard University (Board of Overseers) from 2011 to 2017, GAEC S.A.-Anima Educação from 2014 to 2017, and also an independent member of the board of directors of Lojas Renner S.A. from 2011 to 2016. Between 2009 and 2013, she was a senior partner of Monitor Group (currently Monitor Deloitte). Prior to that, between 2003 and 2009, Ms. Almeida was the general director of Participações Morro Vermelho S.A., a family holding company that controls the Camargo Corrêa Group. During the years 1989 to 2003, Ms. Almeida worked at McKinsey & Company, where she was a partner. Ms. Almeida holds a degree in Business Administration from Fundação Getúlio Vargas and an MBA from Harvard Business School.

Francisco Petros Oliveira Lima Papathanasiadis – Board member, Coordinator of our Audit and Integrity Committee and member of the Finance and Risk Management Committee. Mr. Papathanasiadis is an economist and a lawyer specializing in corporate law, compliance, capital markets and corporate governance. He is the managing director of Fernandes, Figueiredo, Françoso and Petros - Sociedade de Advogados. He has worked for more than 30 years in the Brazilian capital and financial markets, in the areas of investment analysis, corporate finance and asset management, in several institutions, including Unibanco, Brasilpar and Grupo Sul América. He was vice president and president of the Brazilian Association of Capital Markets (ABAMEC - São Paulo) between 1999 and 2001 and the first Chairman of the Supervisory Council of the Association of Capital Markets Analysts and Investment Professionals (APIMEC). From July 2015 to January 2019, he was a member of the Board of Directors of Petrobras and its Audit Committee.

José Luiz Osório – Board member and member of the Quality and Sustainability Committee. Mr. José Luiz Osório has Bachelor’s and Master’s degrees in Engineering from PUC-Rio and a Master’s degree in Engineering from Stanford University in the United States. He founded Jardim Botânico Investimentos in 2003 and he has been a member of the Board of Elba Equipamentos e Serviços S.A., since 2010. He held executive positions at Bank Boston and Banco Garantia, between 1978 and 1993. In addition, he was the managing partner of investment banking at Banco Icatu (1993 – 1997), country manager at Lehman Brothers Brasil (1997-1999), executive officer of BNDES/BNDESPar (1999) and President of the CVM (2000-2002). He was member of the board of directors of Lojas Renner (2005-2007), Invest Tur (2007 – 2008), Merger and Acquisitions Committee (2013 – 2015), Banco Triângulo (2003 – 2017), MZ Group (2009 – 2018) and was member of the Advisory Council of the Millstein Center for Global Markets and Corporate Ownership, Columbia University (2013 – 2016) and Millstein Center for Global Markets and Corporate Ownership, Columbia University (2007 – 2012). He also was the CEO of Icatu Securities and Garantia Inc., both in New York, and CEO of Instituto Ibero Americano de Mercado de Capitais.

Luiz Fernando Furlan – Board member and member of the Quality and Sustainability Committee and Strategy and Marketing Committee. Mr. Furlan was Chairman of the board of directors of Sadia S.A. from 1993 to 2002 and from 2008 to 2009, and he also occupied several different executive positions from 1976 to 1993.  He was Vice-Chairman of the board of directors of BRF S.A. from 2009 to 2011, as well as a member of the board of Telefónica S.A. (Spain) from 2008 to 2019, Global Board of Panasonic (Japan) from 2008 to 2013, Walmart Internacional (USA) from 2011 to 2013, AMIL Participações S.A. from 2008 to 2013, AGCO Corporation (USA) from 2010 to 2017 and a member of the Advisory Board of ABERTIS Infraestruturas S.A. (Spain) from 2013 to 2015. He served as Minister of Development, Industry and Foreign Trade of Brazil from 2003 to 2007. From 2008 to 2016, he was Chairman of the Board of Fundação Amazonas Sustentável (FAS), and since then has been an honorary member. He was also a member of the Global Commission for the Conservation of Oceans (Global Ocean Commission – USA) from 2013 to 2015 and, currently, is a member of the board of directors of Telefonica Brasil S.A. (Brazil), Chairman of the board of LIDE and President of Deliberative Council of SP Negócios (appointed by the Mayor of the São Paulo City). He is also a member of the Wise Group Brazil-Japan (which seeks the strengthening of strategic economic partnership between Brazil and Japan). Mr. Furlan graduated with a degree in Chemical Engineering from FEI (the Industrial Engineering School) and a degree in Business Administration from the Universidade de Santana - São Paulo, with extension and specialization courses in Brazil and abroad.

Roberto Antônio Mendes – Board member and member of the Audit and Integrity Committee and Financial and Risk Management Commitee. Mr. Roberto Mendes is currently a member of the board of directors of Hermes Pardini Institute, Pottencial Insurance Company and Hapvida. He also participates in the Audit and Finance Committees of Localiza Rent a Car. He was Director of Finance and Investor Relations of Pottencial Insurance Company from 1985 to 2018 and CFO from July 2018 to January 2019. He graduated with a degree in Business Administration and Accounting Sciences from the Federal University of Minas Gerais. He attended the Executive STC of FDC and Kellogg School of Management in Chicago and the Strategy and Innovation in Business at Wharton University of Pennsylvania in 2011. He began his career in 1971 at PWC, worked at KPMG and was Controller of Valep (now Fosfertil) and Mendes Junior.

Roberto Rodrigues – Board member, Coordinator of the Quality and Sustainability Committee and member of the People, Governance, Organization and Culture Commitee. Mr. Rodrigues graduated with a degree in agricultural engineering from the Luiz de Queiroz College of Agriculture of the University of São Paulo (ESALQ-USP) in 1965. He was awarded an Honorary Doctorate degree in Rural Administration from the São Paulo State University (UNESP) in 1998. Mr. Rodrigues was a professor at UNESP until 2012, and member of the board of directors of Minerva S.A. from 1967 until 2017. He has been a member of the Advisory Council of the Organization of Cooperatives of the State of São Paulo (OCESP) since 1990 and Coordinator of the Agribusiness Center of the Fundação Getúlio Vargas (FGV) since 2006. He was President of the Organization of the Brazilian Cooperatives from 1985 to 1991, the Brazilian Rural Society from 1994 to 1996, the Brazilian Association of Agribusiness from 1999 to 2002, the International Cooperative Alliance from 1997 to 2001 and the Agribusiness Council of the

Federation of Industries of the State of São Paulo (COSAG FIESP) from 2006 to 2012. He also was Minister of the Agriculture of Brazil from 2003 to 2006. He is currently a member of the Agribusiness Council of the Federation of Industries of the State of São Paulo (COSAG FIESP).

Walter Malieni Júnior – Board member, member of the Audit and Integrity Committee and member of the Finance and Risk Management Committee. Mr. Malieni Junior holds a degree in Economics from Universidade Presbiteriana Mackenzie, an MBA in Capital Markets and Finance from Ibmec, a postgraduate degree in General Training for Executives from USP and a Master’s Degree in Business Administration from Universidade Presbiteriana Mackenzie. Currently, he is the CEO of BrasilPrev. Mr. Malieni has been a civil servant at Banco do Brasil since 1984, when he joined the company in the Minor Apprentice program. In addition to his most recent position as Vice President in the Wholesale Business area, he also served as Vice President of Retail Distribution and Personnel Management, Vice President of Internal Controls and Risk Management and Statutory Commercial Director of Cia. De Seguros Alliance of Brazil. His career also includes experience as a Director of companies such as BRF, Eletrobrás, Kepler Weber S.A, Neoenergia and Previ.

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

The following table sets forth the name, position and the applicable date of appointment of each of our current executive officers.

Name	Position Held	Appointment Date	Age

Lorival Nogueira Luz Júnior*	Global Chief Executive Officer	March 28, 2019	48
Carlos Alberto Bezerra de Moura	Chief Financial and Investor Relations Officer	September 16, 2019	45
Vinícius Guimarães Barbosa	Operations and Procurement Officer	August 1, 2018	51
Sidney Rogério Manzaro	Comercial Brazil Market Vice President	May 30, 2019	53
Alessandro Rosa Bonorino	Human Resources and Shared Services Vice President	May 30, 2019	50
Rubens Fernandes Pereira	Strategy, Managing and Innovation Vice President	May 30, 2019	47
Neil Hamilton dos Guimarães Peixoto Jr	Quality and Sustainability Vice President	May 30, 2019	54
Leonardo Campo Dall’Orto	Sales & Operations Planning and Supply Chain Vice President	May 30, 2019	46

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Lorival Nogueira Luz Júnior — Mr. Luz has more than 28 years of professional experience. In September 2017, he was appointed as Chief Financial and Investor Relations Officer (CFO) at BRF, and in April 2018, he was appointed as interim CEO. In June 2018, he was appointed as Global Chief Operating Officer (COO) and on March 28, 2019, he was named Mr. Parente’s successor as the Global CEO of the Company following the end of Mr.

Parente’s term. From 2013 to September 2017, he was the Vice President of Finance and Investor Relations at Votorantim Cimentos S.A. Between 2010 and 2011, he was Executive Officer of Treasury and Investor Relations at Votorantim Industrial, and in March 2011 he was elected as Finance and Investor Relations Officer of CPFL Energia S.A. and subsidiaries of the CPFL Energia group. From 2008 to 2009, he was CFO and Investor Relations Officer at Estácio Participações. Prior to that, Mr. Luz worked at Citibank for 17 years, holding different positions in the Corporate and Investment Bank, Treasury, Retail Bank and Financial Control divisions. He was also Executive Officer of Treasury at Credicard and held the same position at Banco Citicard until 2008. Mr. Luz holds a degree in Business Administration at Fundação Armando Álvares Penteado - FAAP, with several specialization courses abroad.

Carlos Alberto Bezerra de Moura -Mr. Moura worked as Executive Officer and CFO at Companhia Brasileira de Metalurgia e Mineração (CBMM). Previously, he held the position of Corporative Vice President and Chief Financial Officer of Diagnósticos da América S.A. (DASA) from November 2009 to May 2011. He was Officer and Partner of Itaú Unibanco Financial Holding for the retail sector from December 2001 to November 2009, and he has previous positions at Banco Bozano, Simonsen and Deloitte Touche Tohmatsu. He graduated in Accounting Sciences from the Federal University of Rio de Janeiro - UFRJ, he holds a post-graduation in Financial Administration from the Getúlio Vargas Foundation of Rio de Janeiro (FGV/RJ) and an MBA from the Dom Cabral Foundation, with coursework at the Kellogg School of Management. Mr. Moura also acted as a member of the Board of Director at companies in various sectors, including information technology, financial services and loyalty programs.

Vinícius Guimarães Barbosa — Mr. Barbosa graduated in Production Engineering from the University of Rio de Janeiro and holds an MBA from IBMEC. He began his career as a trainee at Brahma and served in several positions in procurement, operations and logistics. At Brahma, he was responsible for the integration of several M&A transactions in the supply chain department. Before joining BRF, Mr. Barbosa was Vice President of Operations and Logistics at Anheuser-Busch for the United States and Canada. He took over the position of Operations and Procurement Officer of BRF in 2018.

Sidney Rogério Manzaro — Mr. Manzaro holds a degree in Business Administration from the University of Santana and an MBA in Advertising and Marketing from School of Higher Education in Advertising and Marketing (ESPM), with a 38-year experience in business management in the food sector, with extensive experience in the commercial and restructuring areas. Mr. Manzaro began his career as a trainee at AmBev in 1991, where he worked for 14 years, with a distinguished career in the commercial area, leading restructurings, the go-to-market (GTM) strategy and various projects in multiple sales channels. At BRF, his career started in 2005 in the AS channel, where he headed the business of the Rezende/Wilson brand, the TAC/CADE project. He also led the GTM strategy of dairy products and route channel. In 2013, he led the GTM project and he took over the retail commercial executive board, directly managing the teams for Sadia, Perdigão, Lácteos (dairy products) and Food Service. In 2015, he was appointed to the São Paulo regional executive board, in charge of Brazil’s highest volume for BRF. Between 2015 and 2018, Mr. Manzaro served as Grano’s CEO and in 2018, he returned to BRF as Chief Commercial Officer for Brazil.

Alessandro Rosa Bonorino – Mr. Bonorino graduated in Economics from the Federal University of Rio de Janeiro – UFRJ, and he holds an Executive MBA from the Dom Cabral Foundation. Mr. Bonorino has more than 30 years of professional experience, having spent the past 19 years in executive positions. He started his career as an auditor at KPMG. In the human resources field, he began his career at IBM in 1992, where he led transformative projects across multiple areas of people management on a national, regional and global scale. Recognized for several years as one of the top human resources professionals in Brazil by industry publications, Mr. Bonorino has had extensive experience in multiple corporate cultures, and he has worked in various countries as a human resources specialist. In particular, he was the global Vice President of Recruitment at IBM Corporation in China, he led the human resources department for South America in Argentina, and he was the head of human resources for Brazil and, subsequently, of all of Latin America. In 2017, he joined BRF as Vice President of Human Resources and, in 2018, he also became the head of Shared Services.

Rubens Fernandes Pereira — Mr. Pereira holds a degree in Electronic Engineering from Aeronautics Institute of Technology (ITA), with an MBA from the Massachusetts Institute of Technology. He has over 20 years of professional experience following the start of his career in strategy and management consulting in 1995 at Booz-

Allen & Hamilton in Brazil. In 1999, he joined the team of Boston Consulting Group, where he served until 2004, working in several projects in Brazil, the United States and Canada. From 2004, he served at Cargill where he held several executive positions. In 2012, Mr. Pereira became Managing Director of Vegetable Oil and Consumption Products unit in Brazil and by mid-2016, he cumulated the position of Global Strategy and Innovation Officer of the referred unit. Since 2018, at BRF, he has been acting as VP of Strategy, Management, and Innovation.

Neil Hamilton dos Guimarães Peixoto Junior — Mr. Peixoto Junior holds a degree in Chemical Engineering, with a master’s degree in Biochemical Processes Engineering and an MBA, all from the Federal University of Rio de Janeiro. Mr. Neil Peixoto has had a 27-year career with national and international experience in the food industry. With a solid background in R&D, Quality, Manufacturing, and Business, he began his career at Fleischmann & Royal in 1997. From 1997 to 2000, he held the position of Manager of R&D and Quality in Latin America for the Division of Industrial Products at Nabisco, which was subsequently acquired by Kraft Foods. At Kraft Foods, he acted as Associated Officer of Scientific, Regulatory and Nutrition Issues in Latin America for almost seven years and, in 2007, he was appointed to the position as Manager of R&D for beverages and foods covering Latin America, based in the United States, and later in Mexico. After the spin-off of Kraft Foods into two new companies (Mondelez International and Kraft Foods), Mr. Neil continued his career at Mondelez International, where, in 2012, he held the position of Executive Officer of R&D of Food in Europe and, subsequently, Executive Global Officer of R&D of the Food Category based in Switzerland. Since 2018, Mr. Neil has been serving as Vice President of Quality, Research, Development and Sustainability at BRF.

Leonardo Campo Dall’Orto – Mr. Dallorto holds a degree in Mechanical Engineering from the Federal University of Espírito Santo, with a master’s degree and a doctorate in industrial engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and an MBA from the Dom Cabral Foundation. Mr. Dallorto has 18 years of experience, the last 10 years of which holding executive positions. He began his career at Vale in 2002 in the Railway and Port Logistics area, and he took part in the company’s international expansion, working in projects in Canada, India and Africa. Between 2007 and 2011, he served with the consulting firm McKinsey & Company, focused on Supply Chain, Procurement, Strategy and M&A of companies across different sectors in Latin America. Mr. Dallorto joined BRF in 2011, serving as Officer, heading the Supplies and Integrated Planning area. As Officer of the Commercial VP Brazil, he led the Logistics and South Region units, developing customer relationship programs, GTM strategies and the review of distributors’ role in the region. As the Industrial Operations Officer, he took part in defining the company’s manufacturing footprint and led the productivity project (Guide). Since 2018, Mr. Leonardo has been BRF’s Vice President of Integrated Planning & Supply Chain.

B.                  Compensation

In 2019, the total salary paid by us to all our executive officers and the total compensation paid by us to all members of our board of directors and fiscal council for services in all capacities was R$59.6 million. In addition, the amount paid to our executive officers in 2019 as part of our profit sharing plan was R$18.7 million. The aggregate total compensation paid to members of the board of directors, fiscal council and audit and integrity committee and executive officers in 2019 (including salaries, profit sharing payments, as described below, and benefits) was R$60.9 million.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to financial and non-financial results such as EBIT, leverage, net income and quality. It is also based on an assessment of individual performance of each officer conducted by the CEO and members of Board of Directors. This methodology follows best market practices and provides reasonable maximum amounts keeping compensation / retention competitiveness at same time.

Our executive officers are also eligible to participate in our Stock Option Plan and Restricted Stock Plan. As of December 31, 2019, a total of 1,363,159 stock options, RSUs and PSUs  were held by our executive officers, with a cost to our company of R$12.0 million. In 2019, a total of 598,949 stock options and shares of restricted stock were granted to our executive officers. For additional information regarding our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”

The table below shows information about the stock options and RSUs granted to executive officers of BRF in previous years that are still outstanding as of December 31, 2019:

Grant	# Options / Restricted Stock Units	Grant Price(1)	Strike Price as of December 31, 2019(2)	Expiration Date

2016	34,180	R$46.68	R$48.87	May 30, 2022
2018 (Restricted Stock Units)	276,000	R$22.29	N/A	June 30, 2020
2018 (Restricted Stock Units)	135,000	R$20.00	N/A	June 30, 2020
2018 (Restricted Stock Units)	319,030	R$21,44	N/A	October 1, 2021
2019 (Restricted Stock Units)	598,949	R$30,61	N/A	June 1, 2022
Total	1,363,159

(1)       The grant price refers to the average stock price at B3 of the last 20 trading days before the grant date.

(2)       Strike price updated with IPCA from January 2019 through November 2019.

(3)       The grant price refers to the stock price at B3 on the day of the grant date.

The executive officers receive certain additional benefits generally provided to employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2019, the amount paid as benefits and private pension plan to the executive officers totaled R$1.1 million.

Our executive officers and the members of our board of directors, audit and integrity committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment. However, non-compete agreements may be entered into with executive officers departing the Company. In 2019, we paid severance benefits to former executive officers in the amount of R$16.3 million.

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

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari(1)	President of the Fiscal Council	April 26, 2018	73
Susana Hanna Stiphan Jabra(1)	Alternate	April 26, 2018	62
Maria Paula Soares Aranha (1)	Member of the Fiscal Council	April 29, 2019	63
Mônica Hojaij Carvalho Molina1)	Alternate	April 29, 2019	50
André Vicentini(1)	Member of the Fiscal Council	April 26, 2018	38
Valdecyr Maciel Gomes(1)	Alternate	April 26, 2018	64

(1)       Independent Member (as defined under the Brazilian Novo Mercado rules).

Below is a summary of the professional experience and areas of activity of our current fiscal council members:

Attilio Guaspari —President of the Fiscal Council. Mr. Guaspari holds a degree in Civil Engineering from the Polytechnic School of the University of São Paulo (POLI-USP) and a Master’s degree in Business Sciences. He was a member of the Audit Committee of the National Development Bank – BNDES and President of the Fiscal Council and the Audit Committee of both Perdigão and BRF, with the designation of audit committee financial expert. He has extensive experience in the position of Internal Audit Committee Head, Financial Director and member of boards of directors. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Maria Paula Soares Aranha – Mrs. Aranha has a bachelor’s degree in administration by FGV-EAESP, a postgraduate degree in Administration with specialization in Finances by FGV-EAESP, a postgraduate degree in Accounting Sciences by FGV-RJ, an MBA Controller by Universidade de São Paulo – USP and a Master’s degree in Controllership and Accountability by FEA/USP. She was (i) Member of the Board of Directors of Fibria Celulose S.A. (2013-2018), acting as coordinator of CAE–Committee of Statutory Audit, since its implementation, (ii) Member of the Board of Directors of Paranapanema S.A. (2014-2016), also as coordinator of the Audit Committee, in this case non-statutory, (iii) Tax Advisor for 2 years in Fibria Celulose S.A. (2011-2013) and another 2 years in Invepar S.A. (2016-2018). Currently, she acts in the Audit and Risks Committee of Grupo Hapvida as specialist in management of risks and studies of financial statements. She is a certified Board Member by the ICSS-A, with participation in the commission of Management of Risks and Controls of IBGC and participation in the Board Members of EY. She is a specialist adviser in controllership, internal controls and systems of corporate management. Mrs. Aranha was an employee of Banco do Brasil from 1981 to 2007, having held the position of Executive Manager of the Controllership Board and Distribution Board. She has experience with 28 financial institutions, both in the conception of models and in the implementation and development of tools and management systems. She also has experience with planning and budget, costs, management accounting, risks management, management in the area of distribution of bank services, and management of agency network, of service terminals, of the process and of service to clients.

André Vicentini — Mr. André Vicentini graduated in Mechanical Production Engineering by Escola Politécnica of the University of São Paulo – USP with specialization in ALM (Asset Liability Management) and in Risk Management. Working as Corporate Superintendent of Treasury and Financial Services, he has more than 20 years’ experience in the financial management of large corporations, such as BM&FBOVESPA S.A., Telefonica S.A., Perdigão S.A. and Banco Votorantim.

Audit and Integrity Committee

Our shareholders approved the establishment of a statutory audit committee at our ordinary and extraordinary general shareholders’ meeting held on April 3, 2014. On November 5, 2018, shareholders at our extraordinary general shareholders’ meeting voted to rename the committee the Audit and Integrity Committee. The Audit and Integrity Committee is composed of three to five members, a majority of whom must be independent members, one of whom cannot be a member of the board of directors and none of whom may be an executive officer (in accordance with the independence standards of the CVM, in particular CVM Instruction No. 509/11).

The members of the Audit and Integrity Committee must be appointed by the board of directors for terms of two years, but for a total period not to exceed ten years. They are subject to removal from their positions by the board of directors at any time. The members of the Audit and Integrity Committee who are also members of the board of directors shall terminate concomitantly with his or her termination as a board member.

Our Audit and Integrity Committee complies with CVM Instruction No. 509/11 of November 16, 2011, and accordingly, allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit and Integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee.

The following table sets forth information with respect to the current members of our Audit and Integrity Committee.

Name	Position Held	Current Position Held Since	Age
Francisco Petros Oliveira Lima Papathanasiadis(2)	Coordinator	June 14, 2018	55
Roberto Antônio Mendes(2)	Member	June 14, 2018	67
Fernando Maida Dall’Acqua(1)(2)	External Member and Financial Expert	June 14, 2018	70
Walter Malieni Júnior	Member	June 14, 2018	50
Thomas Tosta de Sa(2)(3)	External Member	January 31, 2019	80

(1)       Audit Committee Financial Expert (as defined under the rules of the SEC)

(2)       Independent Member (as defined under the Brazilian Novo Mercado rules).

(3)       On December 31, 2018 Mr. Sergio Ricardo Silva Rosa was an external member and was replaced by Mr. Thomas Tosta de Sa on January 31, 2019.

Below is a summary of the professional experience and areas of activity of our current members of the Audit and Integrity Committee:

Please see “—A. Directors and Senior Management” for the biographical information of Mr. Papathanasiadis, Mr. Roberto Antônio Mendes and Mr. Malieni Júnior.

Fernando Maida Dall’Acqua – External Member of the Audit and Integrity Committee and its Financial Expert. Mr. Dall’Acqua holds a master’s degree in business administration from the Getulio Vargas Foundation, a PhD in Economic Development from the University of Wisconsin-Madison, USA, and received the post-doctoral title of “Livre Docente” in Business Administration from the Getulio Vargas Foundation. He is a Professor of Economics at the School of Administration of São Paulo (Getulio Vargas Foundation) and provides consulting services to major companies on mergers and acquisitions, economic and financial valuation and macroeconomic and tax advisory services. He was the Chairman of the Fiscal Council of Grupo Pão de Açúcar and Via Varejo. He is currently a board member and chairman of the Audit Committee of ISA-CTEEP and the chairman of the Audit Committee of O Estado de São Paulo newspaper. He was the Finance Secretary of the state of São Paulo, in addition to serving as a member of the São Paulo State Privatization Council. He was director of the Project Center for Latin America and the Caribbean of the IICA/OEA.  He was also a member of the Board of Directors and the Audit Committee of Sabesp and a member of the Boards of CESP, PRODESP, DERSA, Banco Nossa Caixa and Banespa, as well as served on the Advisory Board of Grupo Pão de Açúcar. He was president of the People Bank of the São Paulo Government. He was also a Fellow at Michigan State University, U.S.A. and adviser of the World Bank for fiscal policy and credit market.

Thomas Tosta de Sa – External Member of the Audit and Integrity Committee. Mr. Tosta is an Engineering graduate from PUC-RJ and received an MBA from New York University. He is CEO of Ibmec (Brazilian Institute of Capital Markets). He also acts as coordinator of the Executive Committee of the Capital Markets Master Plan, member of the Board of Abrasca (Brazilian Association of Public Companies) and member of the Advisory Board of ABVCAP (Brazilian Association of Private Equity & Venture Capital). He is former president of the CVM (Securities Exchange Commission in Brazil) and Cosra (Securities Regulators Board of the Americas) - 1995.

For more information about the Audit and Integrity Committee, see “Item 10. Additional Information –– B. Memorandum and Articles of Association––Audit and Integrity Committee.”

Advisory Committees for our Board of Directors

Under our bylaws, our board of directors may, for advisory purposes, set up technical or consultative committees, of a non-deliberative nature, to undertake special tasks or general activities of interest to us.

In addition to the Audit and Integrity Committee, we have other three advisory committees for our board of directors: (i) Finance and Risk Management Committee, (ii) People, Governance, Organization and Culture Committee and (iii) Quality and Sustainability Committee. They are composed of members of our board of directors, as well as other professionals. The Strategy and Marketing Committee was extinguished following the meeting of our Board of Directors held on December 19, 2019.

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

The Finance and Risk Management Committee is responsible for evaluating recommendations to the board of directors concerning financial and risk policies of the Company; analysis of financial information, issuing recommendations in accordance with the annual plan of objectives and goals, and taking into consideration the Company’s more relevant risks; follow-up regarding financial statements, financial operations and M&A transactions, report to the board of directors the limits of exposure to risks of the Company, request adjustments, when applicable.

The Quality and Sustainability Committee is responsible for evaluating the social, environmental, economic and quality aspects pertaining to the business model of the Company, assisting in the development of products, guidelines, certifications, and policies; follow-up on compliance matters regarding ISO standards, specific standards on food safety, sustainability, and customers of the Company; and, monitor the Quality Assurance System.

D.                  Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2019	2018	2017
Administration	18,904	21,839	21,189
Production	73,938	83,782	87,045
Total	92,842	105,621	108,234

All of our employees listed above are located in Brazil, except for approximately 6,717 employees in 2019 (20,558 in 2018 and 16,022 in 2017) who are located abroad, mainly in our offices and processing plants in the Middle East.

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

E.                  Share Ownership

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Audit and Integrity Committee

As of December 31, 2019, members of our board of directors, our executive officers and members of our Fiscal Council (and alternates) and Audit and Integrity Committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Members of the Board of Directors
Pedro Pullen Parente	303,175	0.04
Augusto Marques da Cruz Filho	—	—
Dan Ioschpe	—	—
Flavia Buarque de Almeida	—	—
Francisco Petros O. L. Papathanasiadis	—	—
José Luiz Osório	—	—
Luiz Fernando Furlan	6,171,243	0.76
Roberto Antônio Mendes	—	—
Roberto Rodrigues	2	0.00
Walter Malieni Jr	—	—
Subtotal	6,474,420	0.79
Executive Officers(1)
Lorival Nogueira Luz Júnior	80,115	0.01
Carlos Alberto Bezerra de Moura	—	—
Sidney Rogério Manzaro	66,924	0.01

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Neil Hamilton dos Guimarães Peixoto Junior	9,018	0.00
Rubens Fernandes Pereira	11,272	0.00
Alessandro Rosa Bonorino	52,777	0.01
Leonardo Campo Dallorto	—	—
Subtotal	236,338	0.03
Fiscal Council (and alternates)		—
Attilio Guaspari	—	—
Susana Hanna Stiphan Jabra	—	—
Maria Paula Soares Aranha	—	—
Mônica Hojaij Carvalho Molina	—	—
André Vicentini	600	0.00
Valdecyr Maciel Gomes	—	—
Subtotal	600	0.00
Audit and Integrity Committee (1)
Thomás Tosta de Sá	—	—
Fernando Maida Dall’Acqua	—	—
Subtotal	-	-

(1)       The other members of the audit and integrity committee, Francisco Petros O. L. Papathanasiadis, Roberto Antônio Mendes and Walter Malieni Júnior, are members of the Board of Directors whose share ownership is already included above.

For information about the stock options held by the persons listed above, including information about exercise prices, expiration dates and exercises, see “—B. Compensation.”

Stock Option Plan and Restricted Stock Plan

We have a long-term incentive program for the executive officers and other employees of BRF and its subsidiaries for the award of stock options. This plan is part of the eligible executives’ compensation and is intended to attract, retain and motivate our executives in order to generate value for our companies and align their interests with the interests of our shareholders.

The long-term incentive program is available for our executive officers, directors and executive managers, such as plant managers. It is a significant element of our compensation strategy, and we rely more on this long term compensation component than our direct competitors or the overall food industry in Brazil. For senior leadership roles, over 1/3 of their direct compensation is based on the long-term incentive program, which is the element with the heavier weight in their compensation mix. The long-term incentive program is intended to attract, retain and motivate our executives to generate long term value for our companies and align their interests with the interests of our shareholders.

The current stock option plan(“Stock Option Plan”) was approved at the shareholder meeting held on April 8, 2015.

The Stock Option Plan is managed by our board of directors. Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors on the grant date based on the average closing price of our shares for the 20 trading days preceding the grant date.  Exercise prices are adjusted monthly based on the IPCA.

On April 26, 2017,  a restricted stock units program (“Restricted Stock Plan”) was approved at our shareholder meeting eventually to replace the Stock Option Plan. This change in the long-term incentive program was proposed to  align it with best market practices with the objective to retain and align the interests of top management and our shareholders. Since then, no more stock options units were granted by the company under its long-term incentive program.

There are currently two programs under our Restricted Stock Plan, the Restricted Share Units program (“RSU”) mentioned above and the Performance Share Units program (“PSU”). The Restricted Stock Plan  enables the company to make a partial grant in RSUs and a partial grant in PSUs. Our board of directors approved a grant under the Restricted Stock Plan in May 2019. In June 2019, the RSU grant represented 80% and the PSU grant represented 20%. The amount to be granted to a particular executive is subject to programs rules, based on market practices, company and individual performance evaluation, and it is submitted to our Board of Directors for approval. Vesting conditions are time-based and performance based for RSUs and for PSUs, respectively, and our Board of Directors sets forth the collective goals for the performance indicators, which is currently ROIC (Return on Invested Capital).

 With respect to the Stock Option Plan, as of December 31, 2019, a total of 20,941,681 options had been granted, of which 2,923,302 were outstanding and held by approximately 102 people.  During the year ended December 31, 2019, no options were exercised. As of December 31, 2019, the weighted average strike price of our outstanding options was R$55.59 per share, and the weighted average of the remaining contractual terms was 28 months.

With respect to the Restricted Stock Plan, the RSU and PSU programs are managed by our board of directors. As administrator of the Restricted Stock Plan, our board of directors approves the program rules, eligibility, payment levels, severance rules of the Restricted Stock Plan, to guarantee the program competitiveness and the alignment of interests with shareholders. The total number of shares of restricted stock that may be granted under the RSU and PSU programs shall not exceed 0.5% of the common stock, with no par value, representing the total capital stock of the Company. As of December 31, 2019, a total of 5,238,043 RSU/PSUs had been granted, of which 3,377,560 were outstanding and held by approximately 230 people.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The capital stock of BRF is comprised of common shares. As of March 17, 2020, we had outstanding 811,759,800 common shares, or 99.91% of our total common shares (excluding 713,446 common shares held in treasury), 113,019,018, or 13.91%, of which correspond to ADRs. On March 17, 2020, we had approximately 53,309 shareholders, including approximately 252 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

Major Shareholders

The following table sets forth certain information as of March 17, 2020 (except to the extent disclosed below), with respect to (1) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares) and (2) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Fundação Petrobras de Seguridade Social – PETROS(1)	92,716,266	11.4
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(1)	76,477,152	9.41

(1)       These pension funds are controlled by participating employees of the respective companies.

Our major shareholders do not have differing voting rights.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017, except as described below.

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

•         On May 31, 2019, GIC Private Limited informed us that its aggregate shareholding position had reached 40,776,747 common shares and/or other securities and derivatives referred in such shares, representing approximately 5.02% of our share capital as of May 31, 2019.

•         On August 14, 2019, GIC Private Limited informed us that its aggregate shareholding position had reached 40,408,499 common shares and/or other securities and derivatives referred in such shares, representing approximately 4.97% of our share capital as of August 12, 2019.

•         On August 29, 2019, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI informed us that its aggregate shareholding position had reached 81,121,752 common shares and/or other securities and derivatives referred in such shares, representing approximately 9.4% of our share capital as of August 28, 2019.

B.                  Related Party Transactions

From time to time we have entered into transactions with related parties, including with entities involving certain members of our board of directors or senior management.

We have a Related Party Transactions Policy which sets forth rules and principles to ensure transparency and arm's-length terms in our transactions with related parties and other situations of potential conflicts of interest. The definition of related party is based on applicable accounting standards and on this internal policy, which may be more restrictive than applicable laws and regulations under certain circumstances. This policy establishes the corporate body responsible for approving related party transactions.  Our Audit and Integrity Committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. For further details regarding our related party transactions, see Note 31 to our consolidated financial statements included elsewhere in this annual report.

None of the members of our board of directors, our executive officers or close members of their families has had any direct interest in any transaction we effected that is or was unusual in its nature or conditions, or material to our business during the year, and which remains outstanding or unperformed. In addition, we have not entered into any transaction with related parties which is or was unusual in its nature or conditions during the current or the three immediately preceding financial years, nor is any such transaction proposed, that is or would be material to our business. Our Related Party Transactions Policy prohibits us from extending loans or guarantees to the members of our board of directors, our executive officers, our key management personnel or any close member of their families.

Arrangements with BRF Previdência

We leased properties owned by BRF Previdência. The total amount of rental payments paid to BRF Previdência was R$18,200 thousand and R$16,924 thousand for the year ended December 31, 2019 and 2018, respectively. The rent value was set based on market conditions.

Transactions with Sustainability Institutes

We are the guarantors of a loan obtained by the Sadia Sustainability Institute (Instituto Sadia de Sustentabilidade) from BNDES. The loan was obtained with the purpose of allowing the implementation of biodigesters in the farms of the outgrowers which take part in Sadia’s integration system, targeting the reduction of greenhouse gases emission.

We had a liability in the amount of R$0.8 million as of December 31, 2019 related to the fair value of these guarantees (for more details, see “Item 5. E—Operating and Financial Review and Prospects—Off-balance Sheet Arrangements”).

In addition, we had, as of December 31, 2019, a liability in the amount of R$3.1 million in other obligations with this entity in connection with our acquisition of biodigesters from the Sadia Sustainability Institute.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers (the “indemnified parties” and each, an “indemnified party”). Pursuant to these agreements, we have agreed to indemnify and hold harmless each indemnified party with respect to losses which they may be subject to in connection with any administrative or judicial proceedings in Brazil or abroad so long as the proceeding arises from their relationship with us in such role (or related roles), among other circumstances (the “covered risks”), excluded from the coverage of these indemnifications agreements any action of the indemnified parties taken with bad faith or scienter. Under the terms of these agreements, we have also agreed to either advance or reimburse expenses incurred by the indemnified parties in connection with the covered risks (including legal counsels’ fees). We have also agreed to contract director and officer insurance coverage for acts carried out by the indemnified parties in the course of their duties. Each agreement will remain in force during and after the period of the indemnified party’s employment with us, for an indefinite period of time.  In our extraordinary shareholders’ meeting held on May 25, 2018, our shareholders approved the execution of indemnification agreements by us with current and former members of our board of directors.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2019, our provision for such tax proceedings was R$583.5 million, compared to R$230.1 million as of December 31, 2018.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•         ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording and/or use of amounts paid in respect of the ICMS as tax credits against other taxes assessed on certain transactions, such as exports, acquisition of consumption materials and monetary correction. The provision amount is R$419.0 million as of December 31, 2019 (R$100.7 million as of December 31, 2018).

•         Staple basket products: In December 2019, the Federal Supreme Court rendered its final judgment on the case involving the provision of stable basket products (cesta básica) and the maintenance of ICMS tax credits on the acquisition of staple basket produtcs (cesta básica) with a reduced tax burden. As this decision was rendered by the Federal Supreme Court with general applicability, we recognized a liability in the amount of R$749.2 million. This amount has been partially paid and the remaining amount of R$333.7 million was outstanding as December 31, 2019.

•         PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other federal taxes, in the amount of R$139.7 million as of December 31, 2019 (R$125.1 million as of December 31, 2018).

•         PRODEPE: On March 16, 2020, we also received a tax assessment notice of ICMS in the total amount of R$107 million, due to alleged non-compliance with the requirements of the Pernambuco Economic Development Program (“PRODEPE”), provided for in art. 21-A, III, of Decree No. 21.959 / 1999, as amended, for the period from January 2017 to July 2019. With the publication of the State Complementary Law No. 424/2020, on March 24, 2020 (amending Complementary Law No. 393/2018), which provides a partial exemption for the assessed amounts related to operations with tax incentives, we decided to settle the case with the authorized cash payment, made on March 31, 2020, with an 80% discount on the total amount involved.

•         Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (SAT, INCRA, FUNRURAL, Education Salary) and tax liabilities relating to accessory obligations, the payment of legal fees and other tax matters.

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss was classified as “possible” was R$11,811.7 million as of December 31, 2019 (R$12,336.9 million as of December 31, 2018).

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•         PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS credits arising from a divergence in the definition of inputs in the non-cumulative tax system and their use as important and essential products in our industry. We are also involved in proceedings concerning PIS and COFINS that discuss (i) tax revenues for purposes of ICMS credits as a tax benefit, (ii) liabilities relating to the tax classification of seasoned meats, (iii) Decrees-Law Nos. 2,445/88 and 2,449/88, which were considered unconstitutional by the Federal Supreme Court as they established different basis and rates of  calculation, as well as determined different timing for payment (semi-annual), among others. Such proceedings amount to R$4,915.3 million as of December 31, 2019 (R$4,363.1 million as of December 31, 2018).

•         ICMS: We are involved in a number of disputes relating to the ICMS tax, including: (i) the alleged improper granting of ICMS tax credits generated by states of origin (known as the guerra fiscal dispute) in a total amount of R$1,457.9 million as of December 31, 2019 (R$1,724.8 million as of December 31, 2018); (ii) the absence of evidence to prove the balances of exports in the amount of R$261.9 million as of December 31, 2019 (R$396.2 million  as of December 31, 2018); and (iii) R$2,291.6 million as of December 31, 2019 (R$2,061.8 million as of December 31, 2018) related to other tax lawsuits regarding ICMS.

•         Tax credits: In October 2019, we received a tax assessment notice from the State of Rio de Janeiro charging amounts corresponding to the tax benefits that were subject to the Special Regime Agreement (Termo de Acordo de Regime Especial) that we executed with the State of Rio de Janeiro, for the period between October and December 2014, in the total amount of R$52.5 million. In February 2020, we received another tax assessment notice, also related with the same charge, for the period between 2015 and 2018, in the amount of R$484.3 million. The total amount under discussion is of R$536.8 million, including applicable interest and fine.

•         Profits earned abroad: We were assessed by the Brazilian Federal Revenue (Receita Federal do Brasil) for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad. The total amount is R$534.8 million as of December 31, 2019 (R$524.5 million as of December 31, 2018). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. We will continue to address the remaining cases in the judicial system.

•         Income tax and social contribution: We are involved in administrative disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. In addition, on February 5, 2015, BRF received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% when it incorporated one of the group’s entities during calendar year 2012. The judgment of our appeal to the superior administrative court remains pending. The income tax and social contribution disputes total R$1,238.6 million as of December 31, 2019 (R$1,311.1 million as of December 31, 2018).

•         IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed, sales to the Manaus Free Zone and purchases of supplies by non-taxpayers to offset PIS and COFINS taxes, We have secured favorable decisions in some of these proceedings. The amount involved in such proceedings was R$291.7 million as of December 31, 2019 (R$445.1 million as of December 31, 2018).

•         Social security charges: We are involved in disputes related to social security charges allegedly due on payments to service providers and social contributions allegedly due to civil construction service providers and others in the aggregate amount of R$274.3 million as of December 31, 2019 (R$244.5 million as of December 31, 2018).

•         Other contingencies: We are involved in other tax contingencies involving a variety of matters, including cases related to the requirement of a 50% fine over the amount of PIS/COFINS and IRPJ compensation not ratified but pending final judgment before the compensation proceedings, the tax basis for calculating social contribution on net income, tax assessment notice referring to taxes on services, IPTU, import tax, IOF as well as an isolated fine resulting from alleged inaccuracies in EFD (accessory obligation) totaling R$493.1 million as of December 31, 2019 (R$449.3 million as of December 31, 2018).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Exclusion of VAT (ICMS) from PIS and COFINS Tax Base

On March 15, 2017, the Federal Supreme Court decided in the judgment of the Extraordinary Appeal (“RE”) No. 574.706/PR, brought by the Import, Export and Oil Industry (“IMCOPA”), that the amount of ICMS levied on the sale of products or services should not be included in the taxable basis of PIS/COFINS.

In June 2019, the court issued a final decision on one of our proceedings, which was originally filed by Perdigão Agroindustrial (a company that was merged with and into BRF). In August 2019, the court issued a final decision on another proceeding, filed by Sadia (also a company that was merged with and into BRF). The effects of these proceedings are disclosed in Note 9.2 to our consolidated financial statements.

Labor Proceedings

On December 31, 2019, we were involved in 12,812 labor claims in the total amount of R$798.2 million (amount includes risks deemed “remote”, “possible” and “probable”), compared to R$863.6 million as of December 31, 2018. These cases are mainly related to overtime, time spent by employees when changing clothes for uniforms, work-related travel time, rest breaks, article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Brazilian lower court level and our provisions for “probable” losses from these labor claims are recorded in the amount of R$603.1 million on December 31, 2019, compared to R$468.5 million on December 31, 2018. These provisions were recorded based on our past historical payments and the opinions of our legal counsel.

Included in these proceedings is a series of lawsuits filed by the Public Ministry of Work and Union related to overtime, mandatory rest breaks and other labor-related issues. Of the 108 cases pending, some have no assigned value and the largest has a value of approximately R$43.4 million, which is included in the total amounts disclosed above as of December 31, 2019.

Civil, Commercial and Other Proceedings

As of December 31, 2019, we were defendants in 4,209 civil, commercial and other proceedings (administrative, environment, regulatory and other matters) amounting to total claims of R$2.0 billion (such amount includes risks deemed “remote,” “possible” and “probable”). We were defendants in several civil, commercial and other proceedings related to, among other things, alleged breach of contracts, alleged breach of civil and commercial law, traffic and other accidents, consumer claims and alleged infringement of environmental and regulatory standards. We have recorded provisions for probable losses in the amount of R$307.2 million in connection with our pending civil, commercial and other proceedings as of December 31, 2019 (R$282.0 million as of December 31, 2018). We recorded these provisions based on our historical payments and on the opinions of our legal counsel.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that Perdigão Alimentos S/A (currently BRF) did not comply with the three contracts executed by the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable decision against BRF, ordering the company to indemnify Ipiranga for the damages related to the project. Although the damages are currently subject to a court-appointed expert evaluation, we recorded a provision with respect to this dispute, which is based on the opinion of a valuation and accounting expert hired by BRF to calculate an estimate of the damages amount.

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

In 2008, 2012 and 2018, the Federal Public Prosecutor’s Office filed three public civil actions in order to obtain a judicial decision compelling us not to use overweight trucks on federal highways and sought indemnification for collective damages. The first two proceedings resulted, at first, in favorable decisions for us in the Court of Appeals and Superior Courts, with no provisions recorded. On September 3, 2019, the Superior Court of Justice, by a majority of votes decision, granted the special appeal filed by the Federal Public Prosecutor’s Office and found that the public civil action filed in 2012 has grounds. On November 18, 2019, we filed an appeal against such decision, which has not yet been ruled on. With respect to the public civil action filed in 2008, the Superior Court of Justice has not yet decided on the appeal filed by the Federal Public Prosecutor’s Office, although some of the judges have already indicated that they are favorable to the Federal Public Prosecutor’s Office’s case. With respect to the public civil action filed in 2018, the first instance decision was favorable to BRF, and we are currently awaiting a decision by the Court of Appeals on the appeal filed by the Federal Public Prosecutor’s Office.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against BRF due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão, State of Paraná and Dois Vizinhos, State of Paraná. The Federal Public Prosecutor’s Office requests indemnification for all consumers individually who acquired products with any quality issues related to water in excess, as well as that BRF publicly discloses this problem via newspaper, radio and other means. After an unfavorable judgment was issued ordering the us and other defendants to (i) indemnify consumers for the irregularity of the products, (ii) pay R$700.0 thousand as collective damages, and (iii) publicly disclose a message describing this matter via local media (newspaper, radio and other means), BRF and the other defendants filed their respective appeals, which the Court of Appeal rejected in 2011. On January 30, 2012 BRF filed an appeal to the Superior Court. The case is currently awaiting judgment at the Superior Court. We recorded a provision with respect to this dispute based on the opinion of our legal advisers.

On January 28, 2009, Valore Participações e Empreendimentos Ltda. and Ama Participações e Empreendimentos filed an execution proceeding based on extrajudicial title requesting the payment of the fifth and sixth installments (R$84.4 million, in total) of their industrial plant sales contract signed with BRF. On June, 2018, the process was suspended by the lower court for purposes of producing evidence.

On October 1, 2009, we received an environmental infraction notice for allegedly not complying with licensing conditions related to air condenser equipment and gas tank facility and constructing buildings in a permanent preservation area. The value of the fine on the date of the assessment was R$811.0 thousand. An administrative appeal is pending in this proceeding.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. The case is in the pre-trial phase and evidence is being produced. This action is still at its preliminary stages and we have classified the risk of loss as possible, with no provisions recorded. As of December 31, 2019, the amount at issue in the case is estimated to be R$145.2 million.

On December 7, 2011, we executed a consent agreement (“TAC”) with the Public Prosecutors’ Office of the Rio Grande do Sul State. Their objective is to fill the non-vegetated areas and provide adequate soil cover with native tree species. In addition, they are seeking to minimize the effects of erosion near the facility located in Lajeado. Satisfaction of the TAC is in progress and an evaluation of the evidence is pending.

BRF and WJ Produtos Alimentícios Ltda. (“WJ”) had a leasing contract for an industrial plant, which was terminated by BRF. On April 11, 2012, WJ filed an action to require BRF to comply with the leasing contract and to pay an early termination fine of R$3.7 million and material damages of up to R$5 million. The expert report indicated that the industrial plant was destroyed and calculated a loss value of R$28 million. The judge found in favor of WJ and ordered BRF to pay for the losses and damages caused by the early termination of the leasing contract, which are not limited to the R$28 million calculated by the expert since part of the alleged losses and damages still need to be estimated due to their nature. The judge ruled that another expert assessment of the case is necessary to determine the total loss value in the execution stage of the proceeding. BRF filed an appeal against such decision, which is awaiting judgment by São Paulo State Court. The risk of loss in this proceeding has been classified as possible. The amount at issue in the case is currently estimated to be R$70.6 million. Such amount does not consider the losses and damages that still need to be estimated in the execution stage.

On October 10, 2013, an action for damages was filed by Attilio Fontana’s heiresses in order to require BRF to pay damages for the destruction and/or concealment of Sadia S.A.’s statutory books. Such books were not exhibited in the preliminary proceeding, which would have prevented the plaintiffs from discovering eventual illegal donations made by Mr. Fontana to his other heirs and their other siblings. On December 12, 2018, the case was dismissed on the grounds that the lack of the statutory books did not cause any harm to the plaintiffs since they could investigate the existence of potential illegal donations through other statutory documents that were available to them. The plaintiffs filed an appeal to the Court of Appeals and BRF then filed its response. The plaintiffs’ appeal was dismissed. The plaintiffs filed an appeal to the Superior Court of Justice and to the Federal Supreme Court. Since the decision is not final and conclusive, we have classified the risk of loss as possible, with no provisions recorded.

In the last few years, BRF has been sued by ex-carriers seeking indemnification for the absence of the previous payment for road toll fees, as established under Brazilian federal law. BRF currently has ten ongoing cases related to this matter: six cases have initially resulted in unfavorable decisions for us (two of such cases are being processed before the Court of Small Claims) and four cases are pending decisions (one of such cases is being processed before the Court of Small Claims). For all ten cases, we recorded a provision with respect to the disputes based on the opinion of our legal advisers.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of the alleged exploitation of his Patent MU 8300298-7 by BRF in the biodigesters used in farms. Mr. Cazarré requested damages of over R$300.0 million. An expert report favorable to BRF was issued, which indicated that there was no violation of Mr. Cazarré’s patent. On September 22, 2017 the lower court judge dismissed the requests made by Mr. Cazarré. On December 1, 2017 Mr. Cazarré filed an appeal and BRF presented its counterarguments on February 2, 2018. On June 20, 2018 the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and BRF was ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150,000 for moral damages.  On February 20, 2019, BRF filed an appeal with the Court of Appeals to elevate the proceeding to the Superior Court of Justice, and on March 27, 2019, Mr. Cazarré responded to such appeal. On April 15, 2019, the Court of Appeals ruled dismissing BRF’s appeal. On May 13, 2019, BRF filed an appeal directly to the Superior Court of Justice and on June 29, 2019, Mr. Cazarré presented his defense. On July 11, 2019, the Court of Appeals reviewed its decision and admitted BRF’s appeal, determining that the proceeding’s records be sent to the Superior Court of Justice. BRF’s appeal is pending before the court. We have classified the risk of loss as possible, with no provisions recorded for this case.

On April 24, 2014, we executed a consent agreement (“TAC”) with the public prosecutors’ office of the State of Goiás because of irregularities in the ground activity resulting from approximately 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. Satisfaction of the TAC is in progress.

On April 30, 2014, we received an environmental infraction notice for allegedly improperly disposing of certain waste. The value of the fine on the date of assessment was R$7.0 million. BRF presented a defense requesting that the proceeding be declared void, which is currently pending with the court

On August 22, 2014, Transfood Logística filed a lawsuit against BRF seeking moral and material damages resulting from the termination of contracts between them. After BRF’s defense on October 30, 2014, oral evidence was produced and several witnesses were heard. On July 11, 2019, a decision was rendered in BRF’s favor. The majority of the claims was dismissed and BRF was ordered to pay R$57 thousand. The plaintiff filed an appeal and the case is pending a decision by the State Court of Santa Catarina.

On March 24, 2014, we signed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro (Procon Carioca) due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, we paid a fine of R$150,000 and undertook other obligations that have already been fulfilled by us. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro (Procon Estadual) filed a civil action against BRF related to a similar claim with respect to the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that BRF had diligently taken all necessary actions to mitigate damages on this case, including signing a TAC on the matter. Nevertheless, the lower court determined that any consumers that manage to prove they suffered material losses as a result of the milk shall be reimbursed. The PROCON Estadual appealed the decision and their appeal was dismissed, but they made a Special Appeal which was granted and BRF was ordered to pay R$100,000. The case currently awaits judgment in the Superior Court of Justice following BRF’s appeal.  We recorded a provision with respect to this dispute based on the management’s evaluation and also on the opinion of our legal advisers.

On October 23, 2015, Perdue Foods LLC (“Perdue”) filed an enforcement lawsuit against BRF. Perdue sought to order BRF to comply with the obligations undertaken in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and Perdix. In the event that BRF does not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. BRF has presented its defense in the case and the case is currently pending judgment in the lower court. Concurrently, the parties are assessing the possibility of entering into a new Coexistence Agreement and settling the case. Since the enforcement lawsuit has no measurable economic value, no provisions have been recorded for these proceedings.

On August 20, 2015, a city councilor filed a popular action against BRF in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have filed our defense. On December 9, 2019, the court-appointed expert presented a technical report informing that there is no evidence of irregularity. The plaintiff and the Public Prosecutors’ Office of the State of São Paulo filed motions against the technical report and requesting that it be complemented. The court-appointed expert was notified to respond. We have classified the risk of loss as possible, with no provisions recorded.

On September 18, 2015, we executed a consent agreement (“TAC”) with the Public Prosecutors’ Office of Rio de Janeiro State in order to restore the environmental license of the facility located in Duque de Caxias. Satisfaction of the TAC is in progress.

On December 14, 2015, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified on dairy products sold by BRF. On March 19, 2019, the plaintiff’s claims were partially granted and BRF was ordered to: (i) pay damages in the amount of R$1 million; (ii) under the penalty of payment of a R$5 million fine for each instance of non-compliance, (a) recall the batches of sausages that present risk to consumers’ health and (b) provide a public notice regarding such recall through the company’s website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 thousand daily-fine for non-compliance; and (iv) pay 50% of the court fees. On Abril 23, 2019, BRF filed an appeal to the Pernambuco Court of Appeals. On June 12, 2019, the court granted an interim relief to stay the trial’s court decision. The appeal is still pending a decision on its merits. Since the decision is not final and conclusive, we have classified the risk of loss as possible, with no provisions recorded.

On March 14, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require BRF to insert the following warning on the package of its products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After BRF presented its defense, a judgment was issued on September 14, 2016 ordering BRF to include said information on the package of all of its products that contain gluten. BRF filed an appeal and on December 20, 2019, the Federal Regional Court (TRF3) ruled that the Superior Court of Justice is the competent authority to rule on this proceeding. No substantial provisions were deemed necessary for this proceeding.

On April 4, 2016, we executed a consent agreement (“TAC”) with the public prosecutor office of the Goiás State in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of the TAC is in progress, pursuant to which the Company will implement its environmental remediation.

On October 11, 2017, the Public Prosecutor’s Office of Rio Grande do Sul filed a public civil action requesting that BRF restore native vegetation at BRF’s property in Porto Alegre. The case is in its preliminary stages.

On May 9, 2018, the Public Prosecutors’ Office of the State of Pernambuco filed a public civil action against BRF in connection with alleged irregularities identified in meat products (sausages) sold by BRF. BRF filed its defense on May 3, 2019. On February 15, 2019, the trial court judge rendered a decision granting the injunction requested by the Public Prosecutors’ Office to order BRF to, under the penalty paying a R$5 million fine for each instance of non-compliance, (i) cease commercialization of sausages with irregularities; (ii) comply with the legislation on sausage manufacturing; (iii) cease using deteriorated or mislabeled ingredients in sausage manufacturing; (iv) recall the batches of sausages that present risk to consumers’ health; (v) provide a public notice regarding such recall through the company’s website and social media. On April 24, 2019, BRF filed an interlocutory appeal with a request for an interim relief in order to stay the injunction, which is still pending decision. We have classified the risk of loss as possible, with no provisions recorded.

BRF also has potential regulatory liabilities corresponding to 1,025 cases, with a total provision of R$28.7 million (probable losses) as of December 31, 2019. The cases refer to MAPA fines and other administrative sanctions (especially the suspension of a plant’s activities for a period of some days), for alleged noncompliance with the sanitary legislation and, individually, they do not represent significant losses. These fines are a result of routine inspections of the quality processes by the MAPA. The cases are addressed directly with the MAPA, and when BRF does not successfully defend against these penalties, the payments are made to the MAPA, or BRF may initiate legal proceedings to attempt to nullify the penalties imposed.

On March 14, 2019, the TCA (“Turkish Competition Authority”) announced a decision regarding its investigation into Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine equivalent to R$22,507 thousand (TRY 30,518 thousand) against Banvit. The decision was confirmed on September 17, 2019, confirming that the alleged anticompetitive practices took place before the acquisition of Banvit’s control by BRF. Banvit anticipated the payment of the fine to benefit from a 25% discount, under the terms of the Turkish law. The Company seeks to recover the fine paid and costs associated through an insurance policy and through contractual provisions for losses related to the period prior to the acquisition of Banvit by BRF, as per the purchase agreement signed with Banvit’s previous owners.

On May 16, 2019, BRF executed the Commitment Term nº 009/2019 with the Rio Verde Municipal Secretariat for the Environment for the purpose of granting a deadline for BRF to fulfill its obligation contained in the Technical Opinion 340/2019 regarding the intervention in aerated lagoon. Satisfaction of this term is in progress.

On October 11, 2019, the Consumer Protection Police Unit of Recife, State of Pernambuco, opened a Police Inquiry in order to investigate a possible crime against consumer relations. The facts under investigation were the subject of the Notice of Infraction No. 005/2018/SIF2999 issued by the MAPA against BRF’s plant located in Vitória de Santo Antão, State of Pernambuco. According to the notice, on October 30, 2018, during an inspection carried out by the MAPA, the inspector verified that frozen raw material was being used in the production line, such as expired turkey ham. The inspector alleged that the plant’s production line was operating with the use of expired raw materials. Certain employees of BRF were heard, who clarified that expired products were not used in the production of sausages, that all expired raw materials were separated for disposal and that such expired raw materials were not used in the production line. These employees also clarified that the possible error of grouping products with different expiration dates, even if separated in trays by their expiration date, could have occurred when these products  were palletized in an outsourced warehouse that stores products for BRF, but that the packages are individually verified on the production line and the expired products were not used. BRF is cooperating with the authorities.

On March 27, 2020, we filed confidential arbitration proceedings against Usina Paulista Lavrinhas de Energia S.A., Usina Paulista Queluz de Energia S.A. and Electra Comercializadora de Energia Ltda. with Fundação Getúlio Vargas - FGV’s Arbitration Chamber (Câmara de Mediação e Arbitragem da FGV). The proceedings seek the termination of two electric power sales and purchase agreements, executed in 2007 and expiring in 2025. Alternatively, we request that the terms of the contracts be reviewed and amended by the arbitral tribunal. We believe that both claims are supported by the excessive financial burden imposed by external and unforeseeable events occurring during the term of the agreements. Since the proceedings are in their initial stages, we cannot estimate the risk of loss nor the range of a possible loss.

Pasteur Operation

Brazilian authorities are investigating Brazil’s dairy industry in the so-called “Pasteur Operation.” The Federal Police announced the operation on December 27, 2014 with the purpose of investigating improper payments and bribery to Ministry of Agriculture and Livestock auditors. One of such auditors and a former employee of BRF entered into plea bargains with the Brazilian authorities confirming that such improper payments were made between 2009 to 2013.

On November 29, 2019, the Chief of the Federal Police filed criminal charges against two public servants for supposedly requesting bribes and also against former employees of BRF and other individuals for allegedly seeking to bribe the Ministry’s public auditors from 2009 to 2013. BRF itself is not a party to such proceedings and investigations.

On January 19, 2020, the Federal Court of Lajeado in the State of Rio Grande do Sul transferred the case to the Federal Court of Caxias do Sul, also in the State of Rio Grande do Sul. The case is now with the Public Prosecutor’s Office, which may offer formal charges, which, if received by the judge, will result in a criminal lawsuit, a dismissal of the case, or a request for a further investigation by the police, which would need to be specified.

Police inquiry – Mr. Antonio Palocci Filho’s Plea Bargain Agreement

A police inquiry was opened on June 17, 2019 by the Federal Police of São Paulo (Delecor) to investigate allegations reported by Mr. Antonio Palocci Filho (former Finance Minister of Brazil) in the annex 18 of his plea bargain agreement in relation to the Lava Jato Operation. In such document, Mr. Palocci described the financial difficulties that Sadia was going through in 2008 due to contracts involving exchange derivatives. He also described that, in this context, the CEO of Sadia at that time instructed Mr. Palocci to request a meeting with former president, Mr. Luiz Inácio Lula da Silva. Mr. Palocci reported that two alternatives were considered at the meeting in the context of the financial difficulties of Sadia: enabling the merger between Sadia and Perdigão with support and contribution from BNDES; or BNDESPAR injecting resources into Sadia through a loan and equity interest. According to Mr. Palocci’s plea bargain agreement, Mr. da Silva took steps to support the merger option, and his assistance was necessary since Perdigão was under the control of state-controlled pension funds. According to Mr. Palocci, Mr. da Silva was instrumental in compelling the pension funds to carry out the transaction without proper analysis, and influencing BNDES, which extended financing in record time.

After the merger was approved, on July 13, 2011, Mr. da Silva allegedly complained to Mr. Palocci about BRF’s lack of reciprocity. Mr. Palocci passed on the message and the CEO of Sadia at that time and allegedly promised to donate resources to the Lula Institute and to political campaigns by Mr. da Silva’s political party, PT (Partido dos Trabalhadores).

Mr. Palocci also mentioned a donation to a future campaign in the amount of R$3.6 million. Furthermore, BRF allegedly donated to PT’s financial committee or through a party donation amounts of R$800 thousand in 2010, R$70 thousand in 2012 and R$2.2 million in 2014.

According to the Federal Public Prosecutor’s Office, crimes of active and passive corruption, money laundering and fraudulent management of financial institution were allegedly committed. BRF is cooperating with the authorities in connection with these matters.

Civil inquiry - Public Prosecutor’s Office of the State of Rio de Janeiro (Tax Benefits involving dairy factory in Barra do Piraí, State of Rio de Janeiro)

The Public Prosecutor’s Office of the State of Rio de Janeiro opened a civil inquiry to investigate alleged acts by the government through which tax benefits would have been irregularly granted to BRF and another competing company, through irregular electoral donations. The investigation is being conducted by the Public Prosecutor’s Office of the State of Rio de Janeiro (Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF).

With respect to BRF, the inquiry is investigating the concession of tax benefits granted based on the future construction of a dairy factory by the Company in Barra do Piraí, in the State of Rio de Janeiro. The city government of Barra do Piraí assigned the land for the facility, but based on an internal decision, BRF chose to terminate the project although the tax benefit had already been granted. The land and initial construction by BRF, amounting to R$26 million, were returned in 2014 to the city government free of charge.

Since the inquiry is investigating conduct relating to two competing companies, this legal proceeding and related documentation are confidential and we do not have access to most of the documents. BRF is cooperating with and providing all requested clarifications to the authorities.

Police inquiry - Superintendence of the Federal Police of Rio de Janeiro (dairy factory in Barra do Piraí, State of Rio de Janeiro)

On October 29, 2018, the Federal Police of Rio de Janeiro opened an investigation into possible illegal payments made by a third party (a BRF competitor) to Sérgio Cabral (former governor of the State of Rio de Janeiro) and another person. On January 6, 2020, an excerpt from a report issued by the Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF within the Public Prosecutor’s Office of the State of Rio de Janeiro became publicly available. Information in that document indicated that the inquiry is investigating benefits granted to the J&F Group, including a 400,000 m² land in Barra do Piraí, State of Rio de Janeiro, where a factory of VIGOR (a company of J&F Group) was built. The report also mentions how the land was previously granted to BRF and later transferred by the government to VIGOR. In this context, a notice was sent to BRF to clarify how the land in Barra do Piraí, State of Rio de Janeiro was granted to BRF, returned to the city of Barra do Piraí, State of Rio de Janeiro and then transferred by the city government to VIGOR (a company of J&F Group).

BRF is cooperating with and providing all requested clarifications to the authorities.

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

On April 15, 2017, the Brazilian Federal Police issued a report on the investigation and recommended charges against three BRF employees. On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed charges against two former BRF employees (one of our regional manufacturing officers and one of our corporate affairs managers). One of the employees was acquitted of all charges and the other employee was convicted and sentenced to six months of imprisonment. Both the defendant and the federal prosecutors appealed the judgment and those appeals are awaiting a decision by the Federal Court of Appeals.

In June 2018 the Company learned of an administrative proceeding commenced by the Comptroller General of the Union (“CGU”), which is primarily related to alleged irregularities in the relationship between BRF employees and government inspectors from the MAPA at BRF’s plants located in: Rio Verde (State of Goiás), Mineiros (State of Goiás), Uberlândia (State of Minas Gerais) and at the Paranaguá Harbor (State of Paraná). This administrative proceeding remains pending.

On January 22, 2018, the Attorney General’s Office of the Third District of the State of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, who is currently a member of our corporate engineering team, and the former head of quality control at our Mineiros plant, who was dismissed on August 16, 2016. Both of them were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. According to the Attorney General’s Office of the Third District of the State of Goiás, laboratory tests (dripping tests) have detected excessive levels of water absorbed by the chicken products collected by authorities at our Mineiros plant. The Attorney General’s Office of the Third District of the State of Goiás alleges we produced chicken products with higher quantities of water than the limits permitted by the MAPA, with potential damages to customers, considering they would potentially be acquiring chicken meat products with a weight lower than that indicated on the packaging, since part of the weight of the frozen chicken would consist merely of water contained therein. The complaint does not contain any allegations of corruption.

BRF informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice. BRF is cooperating with the authorities.

BRF’s Audit and Integrity Committee initiated an investigation with respect to the allegations involving BRF employees in the Carne Fraca Operation, CGU proceedings, and related conduct with the assistance of outside counsel. Following this initial investigation, the Audit and Integrity Committee started a new internal investigation to address the allegations related to the Trapaça Operation, as described below. The internal investigations remain ongoing with the assistance of outside counsel. The effects of the Carne Fraca Operation had operational consequences for us, which are disclosed together with the Trapaça Operation below.

The outcome of the Carne Fraca Operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities, which may have a material adverse impact on our results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.”

Trapaça Operation

On March 5, 2018, BRF learned of a decision issued by a federal judge of the 1st Federal Court of Ponta Grossa in the State of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals.  In what media reports have identified as the “Trapaça Operation,” eleven current and former employees of BRF were temporarily detained for questioning, including former Chief Executive Officer Pedro Faria and former Vice President for Global Operations Helio Rubens. All such current and former employees were released from custody and those who are still our employees are on leaves of absence from BRF. A number of other BRF employees and former employees were identified for questioning. The primary allegations in the Trapaça Operation involve alleged misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs.

On October 15, 2018, the Brazilian Federal Police issued the final report on the investigation of the Trapaça Operation with accusations against forty-three people, among which twenty-three are BRF current or former employees, including former Chief Executive Officer Pedro Faria, former chairman of the board of directors Abilio Diniz, and three former vice presidents. Those who are still our employees are on leaves of absence from BRF. Allegations against these senior employees generally focused on communications relating to alleged dioxin contamination. Since then, the police investigation has been under review by the Brazilian Federal Prosecutor responsible for the case to determine whether to bring criminal charges.

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde, State of Goiás, Carambeí, State of Paraná and Mineiros, State of Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018, which was lifted on April 18, 2018. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the other international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and, therefore, our results of operations may be further adversely affected if we are not able to direct excess production capacity resulting from such suspension to other markets at similar prices or margins.

On December 4, 2019, in the context of the Trapaça Operation, a complaint was filed by the Federal Public Prosecutor’s Office against former and inactive employees of BRF for allegedly committing, in  the manufacturing of animal feed and PREMIX compound (a supplement added to the animal feed), aggravated larceny by fraud, false representation, wrapper or container with false indication, forgery of substance or food product, forgery of product intended for therapeutic or medicinal purposes and criminal association between the years 2012 and 2018. The complaint was received by the judge on January 21, 2020. The process currently awaits for the defendants to present their response. The inactive employee of BRF who is involved in this proceeding is on a leave of absence and, therefore, has been removed from his duties in the Company.

BRF informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the U.S. Department of Justice. BRF is cooperating with the authorities. BRF’s Audit and Integrity Committee has initiated an investigation with respect to the allegations and related conduct involving BRF employees in the Trapaça Operation. The investigation involves outside counsel and is still in progress. The effects of the Carne Fraca and Trapaça Operations had operational consequences for us, as we incurred expenses in the amount of R$79.9 million in 2019 mainly with law firms, recorded as other operating expenses. In 2018, we incurred expenses of R$78.9 million (R$78.3 million in 2017) recorded as other operating expenses, such as media and communication expenses, law firms, freight and storage, as well as provision for losses in inventories in the amount of R$403.8 million (R$285.0 million in 2017), arising from closed external markets and/or blocked products, recorded as cost of goods sold.

The outcome of the Trapaça Operation may result in penalties, fines and sanctions from governmental authorities or other forms of liabilities, which may have a material adverse impact on our results of operations, financial position and cash flows. Currently, the losses related to this matter are not possible to be estimated, and, as a result, no provision has been recorded.

See “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry—Health risks related to our business and the food industry could adversely affect our ability to sell our products” and “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry—We have been subject to significant investigations relating to, among other things, food safety and quality control, and an adverse outcome of any of these investigations could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

Romanos Operation

Arising from the Trapaça Operation, the Romanos Operation was launched to investigate MAPA auditors who were identified by BRF as having received improper benefits to take actions in favor of BRF. On September 25, 2019, in response to requests made by the Federal Public Prosecutor’s Office, precautionary measures were carried out, such as searches and seizures, suspension of the exercise of public functions and inquiry of inspectors. BRF itself is not a party to such proceeding and investigations.

U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action (the “Lead Plaintiff”). On December 5, 2018, the Lead Plaintiff filed an amended complaint that sought to represent all persons and entities who purchased or otherwise acquired BRF ADRs during the period from April 4, 2013, through and including March 2, 2018. The class action alleges, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed an opposition motion. On February 11, 2020, we and the other defendants filed our response. While the court’s decision on the motion to dismiss was still pending, the parties reached an agreement on March 27, 2020 to settle this class action for U.S.$40 million, subject to definitive documentation and court approval. The effects of these proceedings are disclosed in Note 36.1 to our consolidated financial statements.

Brazilian Investor Arbitrations

In March 2020, three confidential arbitration proceedings were brought against us in the B3’s Market Arbitration Chamber (Câmara de Arbitragem do Mercado) in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. Because these three arbitration proceedings are in their initial stages, we believe the possible loss or range of losses, if any, arising from these arbitrations cannot be estimated. In the event that any of these arbitrations is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome would not have a material impact on us. We intend to defend these claims.

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

During the years ended December 31, 2019, 2018 and 2017, no dividends and interest on shareholders’ equity were paid to holders of our common shares.

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

Disclosure pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Securities Exchange Act of 1934 requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including certain transactions or dealings with persons or entities who meet the definition of Government of Iran pursuant to 31 C.F.R. § 560.304.  In 2019, we won a tender process for a one-time contract to supply up to a maximum of 1,500 metric tons of agricultural commodities to a livestock product and feedstuff company in Iran, which we understand to be affiliated with the Government of Iran.  Sales consisted of 367.027 metric tons of frozen chicken.  This limited business was conducted by a non-U.S. affiliate of the Company. The turnover from these sales was €467,959.48, representing less than 0.006% of our global revenue for the year ended December 31, 2019.  Sales were pursuant to a single contract for the supply of agricultural commodities and are expected to continue pursuant to the terms of that contract until the maximum value of 1,500 metric tons of frozen chicken is reached.

In addition to Section 13(r) of the Exchange Act, U.S. law generally restricts dealings by persons subject to U.S. jurisdiction with certain countries or territories that are the target of comprehensive sanctions, currently Crimea, Cuba, Iran, North Korea, and Syria. We do business, via non-U.S. entities (which are not owned or controlled by U.S. entities), in certain of these jurisdictions. While we believe any such dealings comply in all material respects with all applicable U.S. sanctions, such laws are complex and continue to evolve rapidly.

B.                  Significant Changes

None.

ITEM 9.            THE OFFER AND LISTING

A.                  Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. On December 31, 2019, there were 811,759,800 common shares without par value issued and outstanding (excluding 713,446 common shares held in treasury), and there were 113,235,218 ADRs outstanding, representing 13.93% of our outstanding common shares.

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

•         require that at least 2 members or 20% of our board of directors, whichever is greater, consist of independent directors; and

•         submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies involving our company, members of our board of directors, board of executive officers, fiscal council and audit and integrity committee or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and rules, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

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

Under the Novo Mercado listing agreement that we entered into with the São Paulo Stock Exchange (B3) and our bylaws, we may not issue preferred shares or shares with restricted voting rights. Accordingly, this section does not discuss the Brazilian statutory rights conferred upon holders of preferred shares.

General

We are a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters are located in Itajaí, State of Santa Catarina. We are duly registered with the Junta Comercial do Estado de Santa Catarina under NIRE 42.300.034.240 and with the CVM under No. 01629-2.

On December 31, 2019, our paid-in capital was R$12,553,417,953.36, which is composed of 812,473,246 book-entry common shares without par value. The Board is authorized to increase our capital stock to 1 billion common shares.

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

Our bylaws prohibit our managers from engaging in any practices that involve us in matters or activities inconsistent with our corporate purpose and core business or contrary to our bylaws. Any such practices shall be null and void and may result in civil or criminal liability, as the case may be, of the individuals involved.

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

•         apply for cancellation of any voluntary liquidation; and

•         approve our dissolution.

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

Pursuant to our bylaws, to ensure the efficiency of the works during our shareholders’ meetings shareholders attending a shareholders’ meeting are required to deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares. Notwithstanding the above and in accordance with Brazilian Corporation Law and our bylaws, shareholders who are able to make proof of their status as shareholders of the Company may participate and vote at our shareholders’ meeting.

In addition, shareholders may vote by sending the distance voting form or by public request for proxy made available by the Company, duly filled and signed directly to the Company at Avenida das Nações Unidas, 8501, 1st Floor, Zip Code 05425-070, São Paulo – SP – Brazil to the attention of the Corporate Legal Department, with copies of the following documents:

•         certified copies of an identification document with a photo for individuals and the bylaws, corporate and proxy documents and an identification document with a photo of the proxy holder for legal entities; and

•         in the case of investment funds, the rules of the fund, the bylaws of the manager or the administrator, according to the voting policy of the fund, corporate and proxy documents and an identification document with a photo of the proxy holder.

It is not mandatory to notarize the signature on the distance voting form. Corporate and proxy documents of legal entities and investment funds in foreign languages shall be notarized and accompanied by a sworn translation.

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

Shareholders with shares which are not held in the central depositary and who choose to exercise their voting right through service providers may transmit their instructions to the bookkeeping agent of the shares issued by the Company, in accordance with the service provider’s rules. Shareholders should contact the bookkeeping agent and verify the procedures it has established for distance voting form along with the documents and information it requires to exercise this service.

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

Pursuant to our bylaws, whenever the shareholders’ meeting is convened to elect the board of directors, the board members are required to vote on and submit to the shareholders’ meeting a slate with candidates for all of the vacant board seats, including for the positions of chairman and vice chairman of the board. A shareholder who intends to nominate one or more members that are not on the slate prepared by the board must notify us, preferably in writing, at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name, a complete list of qualifications and resume of the candidate. If we receive such a notification, we will be responsible for immediately disclosing this information through a Shareholders’ Notice to be posted on the CVM website and our website.

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

At the Company’s Ordinary and Extraordinary General Meeting held on April 26, 2018, a cumulative voting system was adopted for the election of our board members, pursuant to the applicable CVM rules. However, in a decision published on November 8, 2018, after an appeal that was presented by the Company, the CVM overruled this decision and agreed that the votes cast for the election of our board members should be considered under a slate-based voting system.  See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Board of Executive Officers

Our bylaws provide for a board of executive officers composed of at least two and no more than 15 members, one of which is the Global Chief Executive Officer, one of which is the Chief Financial and Investor Relations Officer and all other members as Vice President. The titles and duties of the remaining executive officers are proposed by the Global Chief Executive Officer to the board of directors.

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

Pursuant to Novo Mercado rules, Mr. Pedro Pullen Parente’s term as Chief Executive Officer ended on June 18, 2019, as he was only allowed to hold the positions of Chairman of the Board of Directors and Chief Executive Officer at the same time for a period of one year. In connection with the end of Mr. Pedro Pullen Parente’s term as Chief Executive Officer, our board of directors appointed Mr. Lorival Nogueira Luz Júnior as our new Chief Executive Officer on March 28, 2019 and he took office on June 18, 2019.

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

Members of the fiscal council may not be members of the board of directors, officers or employees of the company or of a controlled company or a company from the same group.  The Brazilian Corporation Law also requires that members of the fiscal council receive compensation, at a minimum, in the amount of 10% of the average compensation paid to the Company’s officers, excluding other benefits.

Audit and Integrity Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent audit and integrity committee. Our bylaws provide that the permanent audit and integrity committee shall be comprised of a minimum of three and a maximum of five members, provided that (i) the majority of the members shall be independent, (ii) at least one of the independent members of the board of directors shall be a member of the audit and integrity committee, (iii) at least one of the audit and integrity committee members shall not be a member of the board of directors, and (iv) none of them can be an officer. The audit and integrity committee is designed to comply with CVM Instruction No. 308, as amended, and to allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

The audit and integrity committee is an advisory body directly linked to the board of directors.  The members of the audit and integrity committee are appointed by the board of directors for terms of two years and will serve for no more than 10 years.  At least one of the members of the audit and integrity committee must be a financial specialist, having knowledge of corporate accounting, auditing and finance.

The audit and integrity committee has the following functions:

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

•         evaluate and discuss the annual work plan for the independent external auditor and submit it to the board of directors for its assessment; and

•         prepare a summarized annual report to be presented together with the financial statements containing a description of its activities, results and conclusions reached and recommendations offered, and any situations where there is significant divergence between our management, the independent external auditors and the audit and integrity committee in relation to our financial statements.

The audit and integrity committee must also have mechanisms to receive, retain and respond to whistleblower complaints, including of a confidential nature, on matters related to the scope of the company’s internal or external activities, related to the violation of legal provisions and rules applicable to the Company (including those of an accounting, internal controls and auditing nature), in addition to internal codes and rules, including with provisions for specific procedures for the protection of whistleblowers and the confidentiality of the information.

The audit and integrity committee has a written charter, which was approved by the board of directors and describes in detail the committee’s functions and operating procedures.

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

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information, among others:

•         financial statements prepared in accordance with IFRS and related management, fiscal council, audit and integrity committee and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM). Due to subsequent events, the consolidated financial statements included herein differ from those filed with the CVM, as detailed in Note 36.1 to our consolidated financial statements;

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

C.                  Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business, except for the M&A contracts described in Item 4. Information on the Company—A. History and Development of the Company—Sale of Quickfood, —Sale of Avex, and —Sale of Assets in Europe and Thailand.

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

There are no restrictions on ownership of capital share of the Company by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation that generally requires, among other things, obtaining an electronic registration under the Resolution No. 4,373 of the CMN. Under such resolution, qualified foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian share exchanges without obtaining separate electronic registration for each transaction. Investors under the Resolution No. 4,373 are also generally entitled to favorable tax treatment.

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

U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences of the acquisition, beneficial ownership and disposition of our common shares and ADRs as of the date hereof.

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

•         a regulated investment company;

•         a real estate investment trust;

•         a holder who holds our common shares or ADRs in a retirement account or other tax-deferred account;

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

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal non-income tax laws, such as U.S. federal estate and gift tax laws, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, beneficial ownership or disposition of our common shares or ADRs, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation so long as certain holding period and other requirements are met. Subject to certain limitations, a foreign corporation generally is treated as a qualified foreign corporation if its shares (or ADRs backed by such shares) are readily tradable on an established securities market in the United States, such as the NYSE, and such corporation is not a PFIC (as discussed below under “— Passive Foreign Investment Company”) in the taxable year in which dividends are paid or in the preceding taxable year. U.S. Treasury Department guidance indicates that the ADRs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, although we believe that dividends received with respect to ADRs currently meet the conditions required for those reduced tax rates, we do not believe that dividends received with respect to common shares (rather than ADRs) currently meet the conditions required for those reduced tax rates. We cannot assure you that the ADRs will be considered readily tradable on an established securities market in later years. Additionally, even if we are a qualified foreign corporation, the reduced rates on dividends will apply only if such dividends are paid with respect to the ADRs that a non-corporate U.S. Holder has held for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” Also, regardless of our status as a qualified foreign corporation, the reduced rates will not apply if a non-corporate U.S. Holder elects to treat the dividend income as “investment income” for purposes of the investment interest expense limitations of Section 163(d) of the Code. In addition, the rate reduction will not apply to a dividend if the recipient of the dividend is obligated (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. The dividend rules are complex, and you should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Subject to the discussion under “—Passive Foreign Investment Company” below, to the extent that the amount of any distribution (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADRs or common shares (but not below zero), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Dispositions”). However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend (as discussed above).

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

Taxation of Dispositions

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or redemption of its common shares or ADRs in an amount equal to the difference between the amount realized for the common shares or ADRs (including any amounts withheld to reflect Brazilian withholding taxes) and the U.S. Holder’s adjusted tax basis in the common shares or ADRs, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss. Capital gains of U.S. Holders who are individuals (as well as certain trusts and estates) derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. Consequently, in the case of gain from the disposition of common shares or ADRs, U.S. Holders may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADRs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes.

A U.S. Holder’s initial tax basis on our common shares or ADRs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase.  With respect to the sale, exchange or other taxable disposition of common shares or ADRs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of actual or constructive receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder.  If the common shares or ADRs are traded on an “established securities market,” a cash basis U.S. Holder, or an electing accrual basis U.S. Holder, will determine the U.S. dollar rate of the cost of the common shares or the amount realized based on the exchange rate on the settlement date of the sale.  If a U.S. Holder sells or otherwise disposes of our common shares or ADRs in exchange for currency other than U.S. dollars, any gain or loss that results from currency exchange fluctuations during the period from the date of the sale or other disposition until the date that the currency is converted into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the reduced tax rate applicable to long-term capital gains.  Such gain or loss generally will be U.S.-source income or loss.  If the currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the amount realized.  U.S. Holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADRs that is converted into U.S. dollars (or otherwise disposed of) on a date subsequent to receipt.

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

For this purpose, passive income generally includes dividends, interest, royalties, rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), gains from commodities and securities transactions, and gains from passive assets. Passive assets generally include the assets that produce passive income or are held for the production of passive income. For this purpose, cash is treated as passive asset. If we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2019, and we do not expect to be a PFIC for 2020, although we can provide no assurances in this regard. The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If you are a U.S. Holder and we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADRs or common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADRs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ADRs or common shares will be treated as excess distributions. Under these special tax rules:

•         the excess distributions and gains are allocated ratably to each day of the U.S. Holder’s holding period during which we were a PFIC,

•         amounts allocated to the taxable year in which the excess distribution or disposition occurs and amounts allocated to any period in the U.S. Holder’s holding period before the first day of the first taxable year that we were a PFIC will be treated as ordinary income (rather than capital gain) earned in the taxable year of the excess distribution or disposition,

•         the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

•         the tax liability for amounts allocated to years before the year of disposition or excess distribution cannot be offset by any net operating losses for such year, and gains (but not losses) realized on the sale of the common shares or ADRs cannot be treated as capital gain, even if the U.S. Holder held such common shares or ADRs as capital assets.

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

If a U.S. Holder makes a valid mark-to-market election, its adjusted tax basis in the ADRs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions made by us in a year in which we are a PFIC and a mark-to-market election is in effect would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the lower rate applicable to qualified dividend income would not apply. In addition, gain or loss realized by the U.S. Holder on the sale of our common shares or ADRs will be ordinary gain or loss provided a valid mark-to-market election is in effect.

Once properly made, a mark-to-market election will be effective for the taxable year for which it is made and all subsequent taxable years unless the common shares or ADRs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. The excess distribution rules generally do not apply to a U.S. Holder for taxable years for which a mark-to market election is in effect. If we are a PFIC for any year in which the U.S. Holder owns our common shares or ADRs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. Generally, if we cease to be a PFIC, the U.S. Holder’s mark-to-market election would no longer require the income inclusion (or permit the deduction of loss) described above. However, cessation of our status as a PFIC will not terminate a mark-to-market election and if we become a PFIC again, mark-to-market inclusion may be required. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Additionally, if we are a PFIC and have any non-U.S. subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its proportionate amount (by value) of the common shares of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.  A U.S. Holder may not make a mark-to-market election with respect to the common shares of any Subsidiary PFIC.  Thus, the mark-to-market election is not available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.

Alternatively, the excess distribution rules may be avoided if a U.S. Holder makes a qualified electing fund (“QEF”) election effective beginning with the first taxable year in the U.S. Holder’s holding period in which we are treated as a PFIC with respect to such U.S. Holder. However, the QEF election is not available to our U.S. Holders because we do not intend to comply with the requirements necessary to permit our U.S. Holders to make this election.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, a mark-to-market election with respect to our common shares or ADRs.

Information with respect to Foreign Financial Assets

U.S. Holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign assets,” including possibly the common shares or ADRs, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stock and securities issued by non-U.S. person, (ii) financial instruments and contracts held for investment that have non-U.S. issuer or counterparties, and (iii) interests in non-U.S. entities. If a U.S. Holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. Holder to penalties. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the common shares and ADRs.

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

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the acquisition, beneficial ownership and disposition of common shares or ADRs. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the acquisition, beneficial ownership and disposition of common shares or ADRs, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, foreign tax laws, any tax treaties, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2019. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2020	2021	2022	2023	Thereafter	Fair value
Assets		4,952.3	26.7	-	280.7	-	-	5,259.6
Fixed rate		3,204.7	-	-	265.8	-	-	3,470.4
In US dollar	2.89%	979.9	-	-	265.8	-	-	1,245.7
In US dollar	Overnight rate	2,118.7	-	-	-	-	-	2,118.7
In Reais	2.47%	106.0	-	-	-	-	-	106.0
Variable rate		1,573.0	-	-	-	-	-	1,573.0
In Reais	100% of CDI	903.9	-	-	-	-	-	903.9
In Reais	100% of SELIC	397.0	-	-	-	-	-	397.0
In Reais	IGPM+012%	272.2	-	-	-	-	-	272.2

Floating rate		3.5	-	-	14.9	-	-	18.4
In Reais	Floating rate	3.5	-	-	14.9	-	-	18.4
MTM		-	26.7	-	-	-	-	26.7
Other currencies	-	-	26.7	-	-	-	-	26.7
Without rate		171.0	-	-	-	-	-	171.0
In Reais	-	167.1	-	-	-	-	-	167.1
In Euros	-	3.8	-	-	-	-	-	3.8
Other currencies	-	0.2	-	-	-	-	-	0.2

Liabilities		(3,132.0)	(1,907.0)	(2,123.5)	(2,422.0)	(2,340.7)	(6,695.1)	(18,620.3)
Fixed rate		(1,390.2)	(115.2)	(1,900.1)	(1,363.6)	(2,073.9)	(4,954.6)	(11,797.6)
In US dollar	4.63%	(88.9)	-	(433.8)	(1,363.6)	(2,073.9)	(4,954.6)	(8,914.8)
In Euros	2.74%	(26.4)	-	(1,466.3)	-	-	-	(1,492.7)
In Reais	6.93%	(1,198.4)	-	-	-	-	-	(1,198.4)
In Turkish Lira	16.56%	(76.6)	(115.2)	-	-	-	-	(191.8)
Variable rate		(1,741.8)	(1,791.8)	(223.4)	(1,058.3)	(266.8)	(1,740.5)	(6,822.7)
In Reais	100% of CDI+1.79%	(406.0)	-	(69.6)	(251.5)	(266.8)	(1,334.1)	(2,328.1)
In Reais	111.13% of CDI	(794.6)	(1,691.0)	(53.0)	-	-	-	(2,538.6)
In Reais	SELIC+2.26%	(26.3)	-	-	-	-	-	(26.3)
In Reais	IGPM+4.90%	(284.3)	-	-	-	-	-	(284.3)
In Reais	IPCA+5.76%	(106.4)	-	-	(706.1)	-	(406.4)	(1,218.9)
In Reais	TJLP+2.28%	(19.2)	-	-	-	-	-	(19.2)
In US dollar	LIBOR6M+2.90%	(105.0)	(100.8)	(100.8)	(100.8)	-	-	(407.3)

Net		1,820.2	(1,880.3)	(2,123.5)	(2,141.3)	(2,340.7)	(6,695.1)	(13,360.7)

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2019. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2021	2022	2023	2024	Thereafter	Fair value
US dollars instruments	2,997.8	(100.8)	(275.6)	(1,495.3)	(2,087.3)	(5,038.4)	(5,999.6)
Assets	3,098.6	-	265.8	-	-	-	3,364.4
Short/Long-term investments	979.9	-	265.8	-	-	-	1,245.7
Average annual interest rate	2.63%	-	3.82%	-	-	-	2.89%
Short/Long-term investments	2,118.7	-	-	-	-	-	2,118.7
Average annual interest rate	O.night rate	-	-	-	-	-	O.night rate
Liabilities	(100.8)	(100.8)	(541.4)	(1,495.3)	(2,087.3)	(5,038.4)	(9,364.0)
Loans and borrowings	(100.8)	(100.8)	(541.4)	(1,495.3)	(2,087.3)	(5,038.4)	(9,364.0)
Average annual interest rate	4.88%	4.88%	5.69%	4.01%	4.75%	4.66%	4.64%

Euro instruments	3.8	-	(1,471.4)	-	-	-	(1,467.6)
Assets	3.8	-	-	-	-	-	3.8
Short/Long-term investments	3.8	-	-	-	-	-	3.8
Average annual interest rate	-	-	-	-	-	-	-
Liabilities	-	-	(1,471.4)	-	-	-	(1,471.4)
Loans and borrowings	-	-	(1,471.4)	-	-	-	(1,471.4)
Average annual interest rate	-	-	2.74%	-	-	-	2.74%

Other currencies instruments	31.7	(88.5)	-	-	-	-	(56.8)
Assets	106.2	26.7	-	-	-	-	132.9
Short/Long-term investments	106.2	-	-	-	-	-	106.2
Average annual interest rate	2.43%	-	-	-	-	-	2.43%
Short/Long-term investments	-	26.7	-	-	-	-	26.7
Average annual interest rate	-	MTM	-	-	-	-	MTM
Liabilities	(74.5)	(115.2)	-	-	-	-	(189.7)
Loans and borrowings	(74.5)	(115.2)	-	-	-	-	(189.7)
Average annual interest rate	17.28%	16.06%	-	-	-	-	16.54%

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

Exchange / Interest rate derivatives	Short Term	2021	2022	2023	2024	Thereafter	Fair value
Total Notional	14,870.8	4.3	-	-	-	1,601.1	115.3

Cross currency swaps	-	-	-	-	-	1,601.1	49.8
Receive Reais Pay US Dollar
Notional amount	-	-	-	-	-	1,601.1	49.8
Average interest received in CDI+1,43%	-	-	-	-	-	5.83%	5.83%
Average interest paid in US dollar	-	-	-	-	-	4.24%	4.24%
Duration	-	-	-	-	-	8.9	8.9

Non-deliverable forward	4,964.6	4.3	-	-	-	-	17.0
Receive Reais Pay US Dollar
Notional amount	2,037.8	4.3	-	-	-	-	40.0
Average interest paid in US dollar	2.09%	3.07%	-	-	-	-	2.09%
Duration	0.3	1.1	-	-	-	-	0.3
Receive Euros Pay Reais
Notional amount	1,016.4	-	-	-	-	-	(5.1)
Average interest paid in reais	3.76%	-	-	-	-	-	3.76%
Duration	0.3	-	-	-	-	-	0.3
Receive Euros Pay Iene
Notional amount	92.4	-	-	-	-	-	0.0
Average interest paid in iene	0.22%	-	-	-	-	-	0.22%
Duration	0.5	-	-	-	-	-	0.5
Receive Euros Pay RUB
Notional amount	95.7	-	-	-	-	-	(0.8)
Average interest paid in Russian ruble	7.37%	-	-	-	-	-	7.37%
Duration	0.3	-	-	-	-	-	0.3
Receive Euros Pay US Dollar
Notional amount	157.9	-	-	-	-	-	0.8
Average interest paid in US dollar	2.53%	-	-	-	-	-	2.53%
Duration	0.3	-	-	-	-	-	0.3
Receive US dollar Pay Reais
Notional amount	1,564.4	-	-	-	-	-	(18.0)
Average interest paid in reais	1.37%	-	-	-	-	-	1.37%
Duration	0.3	-	-	-	-	-	0.3

FX Options:	9,122.2	-	-	-	-	-	53.4
Notional amount US dollar	9,122.2	-	-	-	-	-	53.4
Duration	0.4	-	-	-	-	-	0.4

FX Futures:	784.0	-	-	-	-	-	(4.9)
Notional amount	784.0	-	-	-	-	-	(4.9)
Duration	0.1	-	-	-	-	-	0.1

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below.

	As of December 31,
	2019	2018
(in millions of R$)
Cash and cash equivalents	329.6	127.3
Trade accounts receivable – third parties	32.4	65.8
Trade accounts payable	(2,057.1)	(861.3)
Loans and financing	(7,863.0)	(7,348.0)
Hedge(1)	1,734.5	5,209.2
Investments, net	7,424.2	2,571.9
Other assets and liabilities, net	0.1	0.3
Foreign exchange exposure in R$	(399.2)	(234.8)

(1)       Swaps, U.S. dollar futures and embedded derivatives not designated as hedge accounting instruments, which impact our financial results.

We account for the exchange rate variation clauses of our export prepayment facilities as hedging instruments that mitigate the risk of exchange rate variations relating to our exports. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Export Credit Facilities—Export Prepayment Facilities” for a general description of our export prepayment facilities.  For more information about our accounting relating to these facilities, see Note 25 to our consolidated financial statements.

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

Parity - Brazilian Reais x U.S. Dollar		4.0307	3.6276	3.0230	5.0384	6.0461
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accounting

Non-deliverable forward	Devaluation of R$	46,325	248,991	552,991	(460,341)	(967,007)
Options – currencies	Devaluation of R$	52,954	428,644	1,072,548	(880,094)	(1,953,268)
Bonds	Devaluation of R$	(518,452)	(413,931)	(257,149)	(779,754)	(1,041,056)
Exports (object)	Appreciation of R$	442,051	(149,406)	(1,116,964)	1,914,520	3,527,114
Costs (object)	Appreciation of R$	(22,878)	(114,298)	(251,426)	205,669	434,217

Not designated as hedge accounting
NDF – Purchase	Appreciation of R$	(18,635)	(173,817)	(406,590)	369,319	757,274
Options – Purchase	Devaluation of R$	-	5,886	14,955	(11,391)	(26,506)
Futures – Purchase – B3	Appreciation of R$	1,605	(76,792)	(194,388)	197,598	393,591
Net effect		(17,030)	(244,723)	(586,023)	555,526	1,124,359

Parity - Brazilian Reais x Euro		4.5305	4.0775	3.3979	5.6631	6.7958
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Not designated as hedge accounting

NDF - Purchase EUR x U.S.$	Appreciation of EUR	442	(15,415)	(39,200)	40,083	79,725
NDF - Purchase EUR x RUB	Appreciation of EUR	(1,764)	(11,323)	(25,660)	22,132	46,028
NDF – Purchase	Appreciation of R$	(7,825	(109,762)	(262,666)	247,015	501,856
Net effect		(9,147)	(136,500)	(327,526)	309,230	627,609

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. In 2019, we used derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure to corn prices:

Commodities derivatives	Short Term	2020	2021	2022	2023	Thereafter	Fair value
Commodities Futures	1,753.4	6.5	-	-	-	-	(29.5)
Receive Corn Pay US dollar
Notional amount (Ton/USD)	369.7	-	-	-	-	-	(38.9)
Duration	0.2	-	-	-	-	-	0.2
Receive Soybean Meal Pay US dollar
Notional amount (Ton/USD)	170.9	-	-	-	-	-	(0.1)
Duration	0.4	-	-	-	-	-	0.4
Receive Soy Oil Pay US dollar
Notional amount (Ton/USD)	11.0	-	-	-	-	-	3.7
Duration	0.4	-	-	-	-	-	0.4
Receive US dollar Pay Corn
Notional amount (Ton/USD)	1,103.3	6.5	-	-	-	-	9.3
Duration	0.5	1.0	-	-	-	-	0.5
Receive US dollar Pay Soy
Notional amount (Ton/USD)	35.0	-	-	-	-	-	(3.1)
Duration	0.7	-	-	-	-	-	0.7
Corn Futures
Notional amount (Ton/USD)	63.6	-	-	-	-	-	(0.5)
Duration	0.1	-	-	-	-	-	0.1

The table below presents a sensitivity analysis relating to our commodity price risk that considers five scenarios in the next twelve months for the variations in corn, soybean meal and soybean prices.

Price parity CBOT - Corn - U.S.$/Ton		156.76	141.08	117.57	195.95	235.14
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Corn Sale	Increase in corn price	13,878	83,998	189,178	(161,423)	(336,723)
NDF - Corn purchase	Decrease in corn price	(34,285)	(57,645)	(92,685)	24,115	82,515
Put	Increase in corn price	(875)	(15,946)	(38,552)	-	-
Corn Options	Decrease in corn price	-	-	(1,718)	2,975	6,118
Costs (object)	Increase in corn price	21,282	(10,407)	(56,223)	134,333	248,090
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - U.S.$/Ton		122.14	109.93	91.61	152.68	183.21
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean meal purchase	Decrease in soybean meal price	(24)	(8,435)	(21,052)	21,004	42,032
Soybean meal Options	Decrease in soybean meal price	-	(2,656)	(8,912)	7,573	18,000
Cost (object)	Increase in soybean meal price	24	11,091	29,964	(28,577)	(60,032)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - U.S.$/Ton		359.21	323.29	269.41	449.01	538.81
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in soybean price	(3,056)	2,007	9,603	(15,715)	(28,373)
Cost (object)	Increase in soybean price	3,056	(2,007)	(9,603)	15,715	28,373
Net effect		-	-	-	-	-

Price parity CBOT - Soybean oil - U.S.$/Ton		773.62	696.26	580.22	967.03	1,160.43
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean purchase	Decrease in soybean oil price	3,686	255	(4,892)	12,263	20,840
Soybean oil options	Decrease in soybean oil price	-	252	(745)	4,562	7,657
Cost (object)	Increase in soybean oil price	(3,686)	(507)	5,637	(16,825)	(28,497)
Net effect		-	-	-	-	-

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

For the year ended December 31, 2019, pursuant to a letter agreement between BRF and the depositary, the depositary reimbursed us for fees, expenses and related taxes in the gross amount of U.S.$3.1 million or net amount of U.S.$2.28 million.

A form of the Deposit Agreement is filed as Exhibit 2.01 to this Annual Report on Form 20-F. We encourage you to review this document carefully if you are a holder of ADRs.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective at the reasonable assurance level.

B.                  Management’s Annual Report on Internal Control Over Financial Reporting

In 2019, we implemented changes in our controls related to recognition, measurement, presentation and disclosure of leases. There were no other significant changes in our controls that have materially affecteded, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2019, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.                  Attestation Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.                  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2019.

ITEM 16.         [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Fernando Maida Dall’Acqua, a member of the Company’s Audit and Integrity Committee, is an “audit committee financial expert,” as such term is defined in the SEC rules. Mr. Dall’Acqua is independent, as such term is defined in the Novo Mercado listing rules. The Company has determined that Mr. Dall’Acqua is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if the Company were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D. Exemptions from the Listing Standards for Audit Committees.” See “Item 6. – A. Directors, Senior Management and Employees—C. Board Practices” for information regarding the experience of Mr. Dall’Acqua.

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

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2019, no such amendment was made or waiver granted.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to BRF by its independent auditors responsible for auditing the financial statements included in the Annual Report on Form 20-F, which was KPMG Auditores Independentes for the fiscal years ended December 31, 2019 and 2018. No payments of consultancy fees were made to the independent auditors during 2019 and 2018. The hiring of our auditors for consultancy services is subject to Board of Directors’ and Audit and Integrity Committee’s approvals and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by KPMG Auditores Independentes for the years ended December 31, 2019 and 2018 were:

	Year Ended
	December 31,
	2019	2018
	(in thousands of Reais)
Audit fees	9,272.3	10,071.9
Audit-related fees	547.1	430.4
Tax fees	-	1,924.7
All other fees	-	-
Total fees	9,819.4	12,427.0

Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

Audit-related fees in the above table for 2019 and 2018 refer to services related to debt offerings. In 2018, tax fees related to claims for a refund of import taxes paid in Europe.

There were no other fees in 2019 or 2018.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit and integrity committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit and integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the audit and integrity committee under the Company’s bylaws to the extent permitted by Brazilian law, the Company believes that its corporate governance system, taken as a whole, is materially equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, the Company does not believe that its reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the audit and integrity committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by the Brazilian Corporation Law.

The Company also has a permanent Fiscal Council.  However, as of April 3, 2014, the Company no longer relies on the Fiscal Council to avail itself of the exemption contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not engage in any share repurchases during 2019.

On March 26, 2020, our board of directors approved a share repurchase program for an aggregate amount of up to 7,500,000 common shares potentially to be repurchased during a one-year period ending on March 26, 2021. Our board of executive officers will determine the specific dates and terms for executing repurchases in accordance with the program, which may be executed in compliance with Rule 10b-18 under the Exchange Act. Any of the common shares acquired under the program may be held in treasury, cancelled or later resold, or they may be used to comply with the obligations assumed by the Company under the Stock Option Plan and the Restricted Stock Plan, which are further described under “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plan and Restricted Stock Plan.”.

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

We are permitted to follow practices in Brazil in lieu of the provisions of the LCM, except that we are required to have a qualifying audit committee under Section 303A.06 of the LCM or avail ourselves of an appropriate exemption. As a foreign private issuer, we have established an audit and integrity committee in order to avail ourselves of an exemption from the listing standards for audit committees. See “Item 6.—A. Directors, Senior Management and Employees—C. Board Practices—Audit and Integrity Committee.” In addition, our chief executive officer is obligated, under Section 303A.12(b) of the LCM, to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the LCM.  We are also required under Section 303A.12(c) of the LCM to submit an annual written affirmation of compliance with applicable provisions of the rules and, under certain circumstances, an interim written affirmation.

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

In accordance with Brazilian Corporation Law, our shareholders approve the aggregate compensation of the members of our board of directors, audit and integrity committee and fiscal council for each fiscal year. Our board of directors then decides the allocation of the compensation among its members and the members of the audit and integrity committee and the fiscal council. In addition, our board of directors is directly responsible for employee and executive compensation and recruitment, incentive compensation and related matters.

Audit and Integrity Committee

Under Section 303A.06 of the LCM and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the LCM, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other bodies. We have established the Audit and Integrity Committee as approved at the Annual and Extraordinary General Meeting of April 3, 2014. Our Audit and Integrity Committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The Audit and Integrity Committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

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

4.02

Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 29, 2019 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on April 29, 2019, SEC File No. 001-15148).

8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	eXtensible Business Reporting Language (XBRL)

*      This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, BRF S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, in the state of São Paulo, Brazil, on April 24, 2020.

BRF S.A.

By: /s/  Lorival Nogueira Luz Júnior

Name:   Lorival Nogueira Luz Júnior

Title:     Global Chief Executive Officer

By: /s/  Carlos Alberto Bezerra de Moura

Name:   Carlos Alberto Bezerra de Moura

Title:     Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BRF S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BRF S.A. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principle

As discussed in Note 3.14 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

Emphasis of matter

We draw attention to explanatory note 1.2 to the consolidated financial statements, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts to the Company as a result of those investigations and their potential developments and, consequently, to recognize potential losses which could have a material adverse impact on the Company´s financial position, results of operations and cash flows in the future.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of recoverability of deferred tax assets

As discussed in Notes 3.8 and 10 to the consolidated financial statements, the Company has deferred tax assets of R$ 1,845.9 million as of December 31, 2019. The deferred tax assets relate to tax losses, negative basis of social contribution and temporary differences. The estimate of probable future taxable profit is based on subjective judgments regarding prospective assumptions such as sales prices of the products, commodity costs, operating and administrative expenses and are recorded to the extent that the Company considers probable the generation of future taxable income against which the deferred tax assets will be realized. The process of estimating the recoverability of deferred tax assets involves high degree of judgment required in assessing the significant assumptions and the interpretation of tax laws that are considered in the forecast of future taxable income. Therefore, we consider this as a critical audit matter.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over estimate of probable future taxable profit relating to the recoverability of deferred taxes assets, including controls related to the determination of assumptions used in the preparation and review of the business plan, budget, technical studies and analysis of forecast of future taxable income prepared by the Company. We involved corporate finance professionals with specialized skills and knowledge, who assisted in: evaluating the main assumptions and methodology used in the Company’s forecast in the preparation of the future taxable income, especially those related to expectations of sales prices of the products, commodity costs, operating and administrative expenses and the consistency of these assumptions with the five-year strategic plan approved by the Board of Directors. We performed sensitivity analysis over the key assumptions to assess their impact on the Company’s forecast of the future taxable income. In addition, we involved tax professionals with specialized skills and knowledge, who assisted in assessing the Company’s application of the tax laws and tax deductions. We also evaluated the disclosures made by the Company on the expected recoverability of the deferred tax assets.

Trade discounts recognition

As discussed in Notes 3.21 and 27 to the consolidated financial statements, in the course of business, the Company provides to its customers trade discounts, which are recorded as deductions from net sales in the consolidated statements of income (loss). These trade discounts are recognized based on contractual agreements for which the terms and conditions are negotiated separately with each customer. We identified the measurement of Company’s trade discounts as a critical audit matter due to the high volume of transactions, the relevance of the amounts involved and judgment to evaluate the Company’s assessment on the specific terms and conditions of each contract used in the recognizing trade discounts and to evaluate the timing of recognition in the consolidated financial statements.

The primary procedures that we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s trade discounts process related to recognition of accruals. We compared, on a sample basis, trade discounts recognized with underlying documentation (including the terms and conditions of the contracts signed with customers), to assess the amount and the respective accrual period. We obtained confirmations from third parties for a sample of the Company’s customers over the outstanding amount of trade discounts at year-end and compared with the amount recorded by the Company. For a sample of trade discounts, we tested the settlements that occurred after period end and compared them to the recorded trade discounts. We also evaluated the Company’s disclosures in relation to the accounting policies adopted for the recognition of trade discounts.

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2017.

São Paulo, Brazil
April 24, 2020

Consolidated Financial Statements

December 31, 2019 and 2018

F-3

(in thousands of Brazilian reais)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Note	12.31.19	12.31.18	LIABILITIES	Note	12.31.19	12.31.18
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	4	4,237,785	4,869,562	Loans and borrowings	16	3,132,029	4,547,389
Marketable securities	5	418,182	507,035	Trade accounts payable	17	5,784,419	5,487,205
Trade and other receivables	6	3,090,691	2,720,041	Supply chain finance	18	842,037	875,300
Inventories	7	3,887,916	3,877,294	Lease liability	19	376,628	75,712
Biological assets	8	1,603,039	1,513,133	Payroll, related charges and employee profit sharing		825,254	618,669
Recoverable taxes	9	473,732	560,389	Tax payable		517,208	402,971
Recoverable income tax and social contribution	9	152,486	506,483	Derivative financial instruments	25	153,612	235,035
Derivative financial instruments	25	195,324	182,339	Provision for tax, civil and labor risks	22	1,084,308	495,584
Restricted cash		296,294	277,321	Employee benefits	21	95,919	94,728
Assets held for sale	12	99,245	3,326,305	Liabilities directly associated with the assets held for sale	12	-	1,131,529
Other current assets		590,733	690,998	Other current liabilities		717,027	524,518
Total current assets		15,045,427	19,030,900	Total current liabilities		13,528,441	14,488,640

NON-CURRENT ASSETS				NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES				Loans and borrowings	16	15,488,250	17,618,055
Marketable securities	5	307,352	290,625	Trade accounts payable	17	12,347	12,803
Trade and other receivables	6	71,029	96,922	Lease liability	19	2,054,552	167,041
Recoverable taxes	9	5,169,547	3,142,547	Tax payable		190,257	162,239
Recoverable income tax and social contribution	9	269,263	7,246	Provision for tax, civil and labor risks	22	710,061	854,667
Deferred income taxes	10	1,915,370	1,519,652	Deferred income tax	10	85,310	65,774
Judicial deposits	11	575,750	669,098	Employee benefits	21	593,555	373,423
Biological assets	8	1,081,025	1,061,314	Derivative financial instruments	25	3	-
Derivative financial instruments	25	49,991	-	Other non-current liabilities		1,093,942	1,107,958
Restricted cash		-	584,300
Other non-current assets		85,537	177,372
Total long-term receivables		9,524,864	7,549,076	Total non-current liabilities		20,228,277	20,361,960

				EQUITY	23
				Capital		12,460,471	12,460,471
				Capital reserves		192,845	115,354
Investments	13	14,880	86,005	Accumulated losses		(4,131,913)	(4,279,003)
Property, plant and equipment, net	14	12,276,889	10,696,998	Treasury shares		(38,239)	(56,676)
Intangible assets	15	4,908,079	5,019,398	Other comprehensive loss		(722,469)	(1,275,519)
				Attributable to controlling shareholders		7,760,695	6,964,627
				Non-controlling interests		252,726	567,150
Total non-current assets		26,724,712	23,351,477	Total equity		8,013,421	7,531,777

TOTAL ASSETS		41,770,139	42,382,377	TOTAL LIABILITIES AND EQUITY		41,770,139	42,382,377

See accompanying notes to the consolidated financial statements.

(in thousands of Brazilian reais, except share and per share)

CONSOLIDATED STATEMENT OF INCOME (LOSS)

	Note	12.31.19	12.31.18	Restated 12.31.17
CONTINUED OPERATIONS
NET SALES	27	33,446,980	30,188,421	28,314,160
Cost of sales	30	(25,370,042)	(25,320,753)	(22,601,215)
GROSS PROFIT		8,076,938	4,867,668	5,712,945
OPERATING INCOME (EXPENSES)
Selling expenses	30	(4,911,666)	(4,513,594)	(4,208,683)
General and administrative expenses	30	(615,683)	(551,165)	(462,523)
Impairment loss on trade and other receivables	30	(23,899)	(46,269)	(67,471)
Other operating income (expenses), net	28	224,384	19,311	(333,467)
Income (loss) from associates and joint ventures	13	(1,737)	17,715	22,383
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		2,748,337	(206,334)	663,184
Financial expenses	29	(3,613,051)	(3,891,106)	(3,445,449)
Financial income	29	1,747,652	1,649,632	1,563,691
INCOME (LOSS) BEFORE TAXES FROM CONTINUING OPERATIONS		882,938	(2,447,808)	(1,218,574)
Income taxes	10	195,395	333,302	251,809
INCOME (LOSS) FROM CONTINUING OPERATIONS		1,078,333	(2,114,506)	(966,765)
DISCONTINUED OPERATIONS

LOSS FROM DISCONTINUED OPERATIONS	12	(915,809)	(2,351,740)	(132,089)
INCOME (LOSS) FOR THE YEAR		162,524	(4,466,246)	(1,098,854)

Net Income (Loss) from Continuing Operation Attributable to
Controlling shareholders		1,067,312	(2,114,968)	(984,245)
Non-controlling interest		11,021	462	17,480
		1,078,333	(2,114,506)	(966,765)

Net Loss From Discontinued Operation Attributable to
Controlling shareholders		(904,628)	(2,333,093)	(141,327)
Non-controlling interest		(11,181)	(18,647)	9,238
		(915,809)	(2,351,740)	(132,089)

INCOME (LOSSES) PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic		811,539,167	811,294,251	803,559,763
Income (losses) per share - basic	24	1.32	(2.61)	(1.22)
Weighted average shares outstanding - diluted		813,867,119	811,294,251	803,559,763
Income (losses) per share - diluted	24	1.31	(2.61)	(1.22)

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		811,539,167	811,294,251	803,559,763
Losses per share - basic	24	(1.11)	(2.88)	(0.18)
Weighted average shares outstanding - diluted		811,539,167	811,294,251	803,559,763
Losses per share - diluted	24	(1.11)	(2.88)	(0.18)

See accompanying notes to the consolidated financial statements.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Brazilian reais)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Note	12.31.19	12.31.18	Restated 12.31.17
Income (Loss) for the year		162,524	(4,466,246)	(1,098,854)
Other comprehensive income (loss)
Gain on foreign currency translation adjustments		528,770	84,361	33,354
Unrealized gains on cash flow hedge	25	58,865	264,311	(49)
Taxes on unrealized gains on cash flow hegde	25	(19,421)	(88,324)	3,758
Net other comprehensive income, to be reclassified to the statement of income in subsequent periods		568,214	260,348	37,063
Gains (Losses) on marketable securities at FVTOCI (1)	5	151,182	(126,951)	(41,732)
Taxes on unrealized gains (losses) on marketable securities at FVTOCI (1)	5	(48,277)	20,783	11,472
Actuarial gains (losses) on pension and post-employment plans	21	(218,462)	1,474	1,533
Taxes on realized gains (losses) on pension and post-employment plans	21	67,941	(1,147)	(19)
Net other comprehensive income (loss), with no impact into subsequent statement of income		(47,616)	(105,841)	(28,746)
Total comprehensive income (loss), net of taxes		683,122	(4,311,739)	(1,090,537)
Attributable to
Controlling shareholders		715,734	(4,363,771)	(1,223,733)
Non-controlling interest		(32,612)	52,032	133,196
		683,122	(4,311,739)	(1,090,537)

(1) FVTOCI: Fair Value Through Other Comprehensive Income.

See accompanying notes to the consolidated financial statements.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Brazilian reais)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
				Income reserves					Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Legal reserve	Reserve for capital increases	Reserve for tax incentives	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2016	12,460,471	41,006	(721,856)	540,177	170,756	639,742	(693,835)	(25,998)	(575,861)	5,376	-	11,839,978	379,375	12,219,353
Comprehensive income (loss) (1)
Loss on foreign currency translation adjustments	-	-	-	-	-	-	(73,124)	-	-	-	-	(73,124)	106,478	33,354
Unrealized loss in marketable securities at FVTOCI	-	-	-	-	-	-	-	(30,260)	-	-	-	(30,260)	-	(30,260)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	3,709	-	-	3,709	-	3,709
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	(15,248)	16,762	1,514	-	1,514
Loss for the year	-	-	-	-	-	-	-	-	-	-	(1,125,572)	(1,125,572)	26,718	(1,098,854)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-	-	(73,124)	(30,260)	3,709	(15,248)	(1,108,810)	(1,223,733)	133,196	(1,090,537)
Appropriation of income (loss)
Loss absorbing with legal reserve	-	-	-	(438,810)	-	-	-	-	-	-	438,810	-	-	-
Loss absorbing with future capital increase	-	-	-	-	(30,258)		-	-	-	-	30,258	-	-	-
Loss absorbing with reserve for tax incentives	-	-	-	-	-	(639,742)	-	-	-	-	639,742	-	-	-
Share-based payments	-	25,621	-	-	-	-	-	-	-	-	-	25,621	-	25,621
Acquisition of non-controlling interest	-	48,470	-	-	-	-	-	-	-	-	-	48,470	-	48,470
Treasury shares sold	-	-	650,373	-	-	-	-	-	-	-	-	650,373	-	650,373
Prejuízo na venda de ações em tesouraria	-	-	-	-	(140,498)	-	-	-	-	-	-	(140,498)	-	(140,498)
BALANCES AT DECEMBER 31, 2017	12,460,471	115,097	(71,483)	101,367	-	-	(766,959)	(56,258)	(572,152)	(9,872)	-	11,200,211	512,571	11,712,782
Adoption of IFRS 9	-	-	-	-	-	-	-	-	-	-	(17,087)	(17,087)	2,547	(14,540)
Restatement by hyperinflation	-	-	-	-	-	-	-	-	-	-	130,210	130,210	-	130,210
Comprehensive income (loss) (1)
Gains on foreign currency translation adjustments	-	-	-	-	-	-	14,144	-	-	-	-	14,144	70,217	84,361
Unrealized losses in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(42,193)	-	-	-	(42,193)	-	(42,193)
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	175,987	-	-	175,987	-	175,987
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	-	-	(18,216)	18,543	327	-	327
Realized losses in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	-	-	-	(63,975)	(63,975)	-	(63,975)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(4,448,061)	(4,448,061)	(18,185)	(4,466,246)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-	-	14,144	(42,193)	175,987	(18,216)	(4,493,493)	(4,363,771)	52,032	(4,311,739)
Appropriation of income (loss)
Absorption of losses with income reserves	-	-	-	(101,367)	-	-	-	-	-	-	101,367	-	-	-
Share-based payments	-	477	14,807	-	-	-	-	-	-	-	-	15,284	-	15,284
Loss on participation changes	-	(220)	-	-	-	-	-	-	-	-	-	(220)	-	(220)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	-	-	-	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777

(1) All changes in other comprehensive income are presented net of taxes.

(2) FVTOCI: Fair Value Through Other Comprehensive Income.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Brazilian reais)

	Attributed to of controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2018	12,460,471	115,354	(56,676)	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Adoption of IFRS 16	-	-	-	-	-	-	-	6,287	6,287		6,287
Comprehensive income (loss) (1)
Gains on foreign currency translation adjustments	-	-	-	559,436	-	-	-	-	559,436	(30,666)	528,770
Unrealized gains on marketable securities at FVTOCI (2)	-	-	-	-	102,905	-	-	-	102,905	-	102,905
Unrealized gains in cash flow hedge	-	-	-	-	-	39,444	-	-	39,444	-	39,444
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	(148,735)	-	(148,735)	(1,786)	(150,521)
Income (loss) for the year	-	-	-	-	-	-	-	162,684	162,684	(160)	162,524
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	559,436	102,905	39,444	(148,735)	162,684	715,734	(32,612)	683,122
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(52,493)	(52,493)	-	(52,493)
Employee benefits remeasurement - difined benefit	-	-	-	-	-	-	-	30,612	30,612	-	30,612
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)
Share-based payments	-	(6,861)	18,437	-	-	-	-	-	11,576	-	11,576
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT DECEMBER 31, 2019	12,460,471	192,845	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(4,131,913)	7,760,695	252,726	8,013,421

See accompanying notes to the consolidated financial statements.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of Brazilian reais)

CONSOLIDATED STATEMENT OF CASH FLOWS

	12.31.19	12.31.18	Restated 12.31.17
OPERATING ACTIVITIES
Income (loss) from continuing operations	1,078,333	(2,114,506)	(966,765)
Adjustments for:
Depreciation and amortization	1,503,039	962,677	895,528
Depreciation and depletion of biological assets	798,239	784,524	736,768
Result on disposals of property, plant and equipments	15,402	51,004	8,423
Provision for losses in inventories	149,517	352,164	224,659
Provision for tax, civil and labor risks	836,357	214,439	443,318
Tax Amnesty Program ("PERT")	-	-	(449,822)
Income from associates and joint ventures	1,737	(17,715)	(22,383)
Financial results, net	1,865,399	2,241,474	1,881,758
Gains in tax lawsuit	(1,218,993)	-	-
Deferred income tax	(290,094)	(340,144)	(210,582)
Employee profit sharing	269,755	-	-
Others (4)	589,484	176,799	244,852
	5,598,175	2,310,716	2,785,754
Trade accounts receivable	(182,126)	992,512	(682,100)
Inventories	(130,646)	(226,046)	35,173
Biological assets - current	(94,087)	(50,093)	224,854
Trade accounts payable	(392,533)	(1,051,368)	1,085,360
Supply chain finance	(31,760)	170,940	(621,242)
Cash generated by operating activities	4,767,023	2,146,661	2,827,799
Investments in securities at FVTPL (2)	(92,911)	(273,678)	7,609
Redemptions of securities at FVTPL (2)	39,189	143,669	53,336
Interest received	180,686	177,299	405,502
Dividends and interest on shareholders' equity received	15,551	3,606	26,828
Payment of tax, civil and labor provisions	(891,359)	(355,605)	(509,285)
Payment of interest	(1,290,853)	(1,147,351)	(1,323,275)
Payment of income tax and social contribution	(98)	(737)	(37,177)
Other operating assets and liabilities	(96,764)	(265,480)	(781,530)
Net cash provided by operating activities	2,630,464	428,384	669,807
Net cash (applied) provided by operating activities from discontinued operations	(109,234)	(132,699)	(20,451)
Net cash provided by operating activities	2,521,230	295,685	649,356

INVESTING ACTIVITIES
Investments in securities at amortized cost	(15,362)	(213,697)	(97,552)
Redemptions of securities at amortized cost	95,638	179,667	118,593
Investments in securities at FVTOCI (3)	-	(5,194)	-
Redemptions of securities at FVTOCI (3)	264,965	140,886	238,349
Redemption (Investments) in restricted cash	356,444	(249,366)	74,742
Additions to property, plant and equipment	(417,165)	(578,037)	(681,184)
Additions to biological assets - non-current	(837,930)	(845,311)	(681,681)
Proceeds from disposals of property, plant, equipment and investments	215,147	261,576	150,284
Additions to intangible assets	(64,320)	(20,535)	(51,056)
Business combination, net of cash	-	-	(1,119,651)
Sale (acquisition) of participation in joint ventures and associated entities	(3,005)	3,351	(1,208)
Net cash used in investing activities	(405,588)	(1,326,660)	(2,050,364)
Net cash provided (used in) investing activities from discontinued operations	1,848,694	(89,219)	(84,149)
Net cash provided (used in) investing activities	1,443,106	(1,415,879)	(2,134,513)

FINANCING ACTIVITIES
Proceeds from debt issuance	5,399,158	6,500,102	8,020,243
Repayment of debt	(9,481,138)	(6,223,963)	(7,332,523)
Treasury shares disposal	-	-	509,875
Acquisition of non-controlling interests	(183,672)	-	-
Lease	(553,017)	(102,397)	(149,924)
Net cash provided by financing activities	(4,818,669)	173,742	1,047,671
Net cash provided (used in) by financing activities from discontinued operations	1,567	(99,818)	9,412
Net cash provided by financing activities	(4,817,102)	73,924	1,057,083
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	54,540	71,452	81,984
Net increase (decrease) in cash and cash equivalents	(798,226)	(974,818)	(346,090)
At the beginning of the year (1)	5,036,011	6,010,829	6,356,919
At the end of the year	4,237,785	5,036,011	6,010,829
(1)       The cash includes the amount of R$166,449 related to assets held for sale (note 12).

(2)       FVTPL: Fair Value Through Profit and Loss.

(3)       FVTOCI: Fair Value Through Other Comprehensive Income.

(4)       Contemplates the effects of the class action (note 1.3).

See accompanying notes to the consolidated financial statements.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

1.         COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

1.1.    Equity interest

				% equity interest
Entity		Main activity	Country	12.31.19	12.31.18

BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF France SARL	(n)	Marketing and logistics services	France	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH	(b)	Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
Qualy 5201 B.V.	(b) (m)	Import, commercialization of products and holding	The Netherlands	-	100.00
Xamol Consultores Serviços Ltda.	(n)	Import and commercialization of products	Portugal	-	100.00
SPE Khan GmbH	(j) (n)	Holding and trading	Austria	-	-
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Germany GmbH	(n)	Import and commercialization of products	Germany	-	100.00
BRF Holland B.V.	(n)	Import and commercialization of products	The Netherlands	-	100.00
Campo Austral S.A.	(f)	Industrialization and commercialization of products	Argentina	-	2.66
Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	-	0.01
BRF B.V.	(n)	Industrialization, import and commercialization of products	The Netherlands	-	100.00
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
BRF Hungary LLC		Import and commercialization of products	Hungary	100.00	100.00
BRF Iberia Alimentos SL	(n)	Import and commercialization of products	Spain	-	100.00
BRF Invicta Ltd.	(m) (n)	Import, commercialization and distribution of products	England	-	69.16
Invicta Food Products Ltd.	(n)	Import and commercialization of products	England	-	100.00
BRF Wrexham Ltd.	(n)	Industrialization, import and commercialization of products	England	-	100.00
Invicta Food Group Ltd.	(b) (m)	Import, commercialization and distribution of products	England	-	100.00
Invicta Foods Ltd.	(n)	Import, commercialization and distribution of products	England	-	100.00
Invicta Foodservice Ltd.	(n)	Import, commercialization and distribution of products	England	-	100.00
Universal Meats (UK) Ltd.	(b) (m)	Import, Industrialization, commercialization and distribution of products	England	-	100.00
BRF Italia SPA	(n)	Import and commercialization of products	Italy	-	67.00
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	99.00	99.00
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	50.48
Itega S.A.	(h)	Holding	Argentina	-	96.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	5.00	5.00
Campo Austral S.A.	(f) (i)	Industrialization and commercialization of products	Argentina	-	8.44
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.00	95.00
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	6.53
Campo Austral S.A.	(i)	Industrialization and commercialization of products	Argentina	-	31.89
Itega S.A.	(h)	Holding	Argentina	-	4.00
Golden Foods Poultry Limited	(n)	Holding	Thailand	-	48.52
Golden Poultry Siam Limited	(n)	Holding	Thailand	-	51.84
Golden Poultry Siam Limited	(n)	Holding	Thailand	-	48.16
BRF Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	-	100.00
BRF Feed Thailand Limited	(n)	Import, Industrialization, commercialization and distribution of products	Thailand	-	100.00
Golden Foods Sales (Europe) Limited	(n)	Holding and trading	England	-	100.00
Golden Quality Foods Europe BV	(n)	Import, commercialization and distribution of products	The Netherlands	-	100.00
Golden Quality Foods Netherlands BV	(n)	Import, commercialization and distribution of products	The Netherlands	-	100.00
Golden Foods Siam Europe Limited	(b) (m)	Import, commercialization and distribution of products	England	-	100.00
Golden Quality Poultry (UK) Ltd	(n)	Import, commercialization and distribution of products	England	-	100.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.		Financial fundraising	Cayman Island	100.00	100.00
Highline International	(a)	Financial fundraising	Cayman Island	100.00	100.00
Sadia Overseas Ltd.	(a) (s)	Financial fundraising	Cayman Island	100.00	98.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
SATS BRF Food PTE Ltd.	(p)	Import, industrialization, commercialization and distribution of products	Singapore	-	49.00
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	100.00	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Luxembourg Sarl	(q)	Holding	Luxemburgo	-	100.00
BRF Austria GmbH	(r)	Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	United Arab Emirates	49.00	49.00
Badi Ltd.		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	75.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.		Industrialization, import and commercialization of products	Malaysia	70.00	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Eclipse Holding Cöoperatief U.A.	(e)	Holding	The Netherlands	0.01	-
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.94	99.94
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.	(k)	Management of assets	Brazil	33.33	66.66
PR-SAD Administração de bem próprio S.A.	(o)	Management of assets	Brazil	33.33	-
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Quickfood S.A.	(c)	Industrialization and commercialization of products	Argentina	-	91.21
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	-	33.98
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.		Import, export and marketing of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	5.10	5.10
Avex S.A.	(d) (g)	Industrialization and commercialization of products	Argentina	-	66.02
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	1.00	1.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Sadia Overseas Ltd.	(a) (s)	Financial fundraising	Cayman Island	-	2.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	94.90	94.90
UP Alimentos Ltda.	(l)	Industrialization and commercialization of products	Brazil	-	50.00
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.06	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)

The wholly owned subsidiary BRF Global GmbH operates as a trading for the International market and owned until June 02, 2019, 62 direct subsidiaries in Madeira Island, Portugal, with an investment of R$4,133 (R$4,913 as of December 31, 2018) and a direct subsidiary in Den Bosch, The Netherlands, denominated Qualy 20 with an investment of R$7,299 (R$7,360 as of December 31, 2018). The wholly owned subsidiary Qualy 5201 B.V. owned 133 subsidiaries in The Netherlands being the amount of this investment until disposal date of R$19,467 (R$20,725 as of December 31, 2018). The indirect subsidiary Invicta Food Group Ltd. owned 120 direct subsidiaries in Ashford, England, with an investment until disposal date of R$44,837 (R$44,805 as of December 31, 2018). The indirect subsidiary Universal Meats (UK) Ltd owned 99 direct subsidiaries in Ashford, England with an investment until disposal date of R$41,112 (R$45,052 as of December 31, 2018). The indirect subsidiary Golden Foods Siam Europe Ltd (GFE) owned 32 subsidiaries in Ashford, England with an investment until disposal date of R$(157) (R$44 as of December 31, 2018). The purpose of these subsidiaries was to operate in the European market to increase the Company’s share in this market, which is regulated by a system of poultry and turkey meat import quotas.

On March 15, 2019, mergers were realized in the direct subsidiaries of BRF Global GmbH in Madeira Island, and the 101 existing subsidiaries were merged into 62 companies. On the same date, mergers were realized in the Qualy 5201 B.V. subsidiaries in Den Bosch, and the 212 existing subsidiaries were merged into 133 companies.

(c)	On January 02, 2019, the Company sold its equity stake in Quickfood S.A.
(d)	On January 03, 2019, Sadia Alimentos S.A. sold all held shares of Avex S.A. to BRF S.A. and Sadia Uruguay sold 61.02% of Avex S.A. to BRF S.A., holding a 5% interest.
(e)	On January 14, 2019, BRF Holland B.V. sold its equity stake in Eclipse Holding Cöoperatief U.A. to BRF S.A.
(f)	On January 14, 2019, BRF Holland B.V sold its equity stake in Campo Austral S.A. to Eclipse Holding Cöoperatief U.A.
(g)	On February 04, 2019, BRF S.A. and Sadia Uruguay S.A. sold all their equity stake in Avex S.A.
(h)	On March 11, 2019, Eclipse Latam Holdings sold its equity stake in Itega S.A.
(i)	On March 11, 2019, BRF GmbH, Eclipse Latam Holdings, Eclipse Holding Cöoperatief U.A. and Buenos Aires Fortune S.A. sold all their equity stake in Campo Austral S.A.
(j)	On April 1st, 2019, SPE Khan Gmbh was incorporated with the purpose of contributing the assets and liabilities from BRF Global GMBH to be later sold to Tyson International Holding Co.
(k)	On April 1st, 2019, 33.33% of equity stake in PP-Bio Administração de Bem Próprio S.A. was sold.
(l)	On April 03, 2019, UP Alimentos was liquidated.
(m)

On May 31, 2019, BRF Gmbh acquired the minority stake in BRF Invicta Ltd. equivalent to R$ 217,393 (GBP 43,716). The goodwill arising from this transaction was recorded as capital reserve, in the amount equivalent to R$99,327 (GBP 19,974).

(n)	On June 03, 2019, the companies were sold to Tyson International Holding Co. as part of Europe and Thailand operations (note 12).
(o)	On August 1st, 2019, 33.33% of equity stake in PR-SAD Administração de Bem Próprio S.A. was acquired.
(p)	On September 05, 2019, all the equity stake in SATS BRF Food PTE Ltd. was sold.
(q)	On December 04, 2019, BRF Luxembourg SARL was liquidated.
(r)	As from December 04, 2019, BRF S.A. holds 100% of BRF Austria GMBH.
(s)	As from December 20, 2019, Perdigão International holds 100% of Sadia Overseas Ltd.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method (for December 31, 2018 or until the period that the participation was sold  in 2019, the joint ventures SATS and UP Alimentos were recognized by the equity method), all other subsidiaries shown in the table were consolidated.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

1.2.    Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the year ended on December 31, 2019, the main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$79,937 (R$78,889 in the same period of the previous year), mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already registered, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.2.1.     Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

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

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. The appeal is being analyzed by the Federal Regional Court of the 4th region.

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

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified. Of the employees who were identified, only one person still remained active in his function and has preventively been removed after the filing of the charges, according to the current policy of the Company, which provides removal until the resolution of the case.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

1.2.3.       Governance enhancement

The Company is cooperating with the investigations and collaborates to the clarification of the facts. The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are clarified.

The Company believes that its efforts strengthen and consolidate its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous strengthening of the  Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.    U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. On July 2, 2018, the Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action (the “Lead Plaintiff”). On December 5, 2018, the Lead Plaintiff filed an amended complaint that sought to represent all persons and entities who purchased or otherwise acquired BRF ADRs during the period from April 4, 2013, through and including March 2, 2018. The class action alleges, among other things, that BRF and certain of its officers and/or directors engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. On December 13, 2019, we and the other defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed an opposition motion and, on February 11, 2020, we and the other defendants filed our response. While a decision on the motion to dismiss was still pending, on March 27, 2020 the parties reached an agreement to settle this class action for an amount equivalent to R$204,436, subject to documentation and court approval.

This is an event which evidences an existing condition at the end of the reporting period, therefore requires adjustment to the financial statements as disclosed in note 36.1.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

1.4.    Plant in Saudi Arabia

On October 29, 2019, the Company announced to the market that it has executed a non-binding memorandum of understanding  with the Saudi Arabian General Investment Authority (“SAGIA”), with respect to the construction and operation, by BRF, of a chicken processing plant in Saudi Arabia.

The Company estimates the investment to be around R$634,044 (USD120,000, translated to Reais at the exchange rate of 5.2837 as of April 20, 2020), which will allow BRF to expand and consolidate its presence in the Saudi market.

The plant will produce breaded and marinated products, hamburgers, among others, and will be destined primarily for the Saudi market.

1.5.   Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and therefore can vary each year.

2.          BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with the IFRS - International Financial Reporting Standards, issued by the IASB - International Accounting Standards Board. All the relevant information applicable to the consolidated financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of the financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The consolidated financial statements were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)         derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)        share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in the cases the fair value is lower than historical cost.

The accounting policies adopted by the Company are described in note 3, which includes those adopted during the year, which are: IFRIC 23 - Uncertainty over income tax treatments (note 3.8) and IFRS 16 - Leases (note 3.14). For the policies adopted during the year, the adoption has been made prospectively, as such the prior year is not comparative.

The Company prepared the consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

During the year of 2019, the Company continued with the operational and financial restructuring started in 2018 and restructured its operating segments (note 26) and, thus, 2018 presentation of segment information was adjusted and consequently restated for all periods presented.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.   Consolidation

The consolidated financial statements include BRF and the subsidiaries (note 1.1) where BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns in such subsidiaries and has the power to influence these returns.

The financial information of the subsidiaries was prepared using the same accounting policies of Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

3.2.    Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the consolidated financial statements:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Main judgments:

»   control, significant influence and consolidation (note 1.1);

»   share-based payment transactions (note 20);

»   transfer of control for revenue recognition (note 27);

»   the probability that will exercise renewal option or anticipated termination of the lease agreements (note 19).

Main estimates:

»   fair value of financial instruments (note 25);

»   annual analyses of impairment of non-financial assets (note 15);

»   expected credit losses (note 6);

»   net realizable value provision for inventories (note 7);

»   fair value of biological assets (note 8);

»   annual analyses of recoverability of taxes (note 9 and 10);

»   fair value of assets held for sale (note 12);

»   useful lives of property, plant, equipment and intangible with definite useful life (note 14 and 15);

»   employee benefits (note 21);

»   provision for tax, civil and labor risks (note 22);

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.3.   Functional currency and foreign currency transactions

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»   Assets and liabilities are translated at the closing exchange rate;

»   Income and expenses are translated at the monthly average rate;

»   The cumulative effects of gains or losses upon translation are recognized in other comprehensive income.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the acquirer, with the exchange variation effects recognized in other comprehensive income.

The transactions in foreign currency follow the criteria below:

»   Non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;

»   Monetary assets and liabilities are translated at the closing exchange rate;

»   The cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).

3.4.   Hyperinflationary economies

The Company has subsidiaries in Argentina, which is considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Non-monetary items, as well as incomes and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

As only the subsidiaries located in Argentina are subject to hyperinflation, and the parent company is not in a hyperinflationary economy, the Company did not restate prior balances. The monetary correction (measured by the General Consumer Price Index from Argentina – “IPC”) was recorded in the result of discontinued operations for the subsidiaries sold during the year, and recorded in the result of continued operations for the subsidiaries  in which the Company maintains an equity participation (note 1.1).

The translation of the balances of the subsidiaries with a hyperinflationary economy to the reporting currency were made at the closing rate of the reporting period for both financial position and income statement balances.

The inflation rates used in 2018 and 2019 are demonstrated in the table below:

Period	Accumulated inflation rates
2018	48.01%
2019	53.46%

3.5.    Business combination

Are registered according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

3.6.    Inventories

Inventories are measured at the lower of the average cost of acquisition or cost of production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for bringing the products to sales conditions. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of Products Sold when incurred.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.7.   Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already computed.

3.8.   Income taxes

In Brazil, it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on IRPJ tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and social contribution assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3).

Deferred tax assets and liabilities are presented net if there is an enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

On January 01, 2019, the interpretation IFRIC 23 became effective, which deals with the recognition and measurement requirements when there is uncertainty about the treatments of tax on profit.

The Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company will periodically evaluate the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.9.    Assets held for sale and discontinued operations

Are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other Operational Expenses.

Discontinued operations for all periods have been presented in a like-captioned line item in the statement of income and cash flows. Prior periods were restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.10.   Investments

Investments classified in this group: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies, and; ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.11.   Property, plant and equipment

Measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loan and financing costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and financing effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 15).

Gains and losses on disposals of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other Operational Income (Expenses).

3.12.   Intangible assets

Acquired intangible assets are measured at cost at the time of their initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, it is presented at cost less accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each fiscal year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 15). The Company records in this subgroup mainly goodwill for expected future profitability and the Company’s brands, which are expected to contribute indefinitely to its cash flows.

3.13.   Contingent assets

Are possible assets whose existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.14.   Leasing

3.14.1.   Accounting practice applied until December 31, 2018

Leasing operations whose risks and benefits inherent to ownership are substantially transferred to the Company, are classified as finance leases. If there is no significant transfer of the risks and benefits inherent to the property, the operations are classified as operating leases.

Financial leasing contracts are recognized in property, plant and equipment or intangible assets, against liabilities, at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred in the transaction. The amounts recorded in property, plant and equipment and intangible are depreciated and the interests implicit in the liability are recognized on the income statement according to the duration of the contract.

Operating lease agreements are recognized as an expense over the lease period.

Gains or losses arising from the Company’s sale-leaseback transactions, classified after the sale of the assets as an operating lease, are recognized as follows:

- Immediately in the income for the year when the transaction is measured at fair value;

- If the transaction price is established below or above the fair value, the profit or loss is immediately recognized in the result, except if the result is offset by future lease payments below the market value.

3.14.2.   Accounting practice applied from January 01, 2019

On January 01, 2019, the Company adopted IFRS 16 and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the year ended on December 31, 2018 (note 19.1) are presented in accordance with the standards previously in force IAS 17, as disclosed above.

In the transition process, the Company chose not to use the practical expedient that allows not to reassess whether a contract is or contains a lease. Consequently, the new lease definitions contained in IFRS 16 were applied to all contracts in force on the transition date. A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

»   the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

»   the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and

»   the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if:

o   has the right to operate the asset, or

o   designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the underlying asset of the lease.

The right-to-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract start date, plus any direct initial costs incurred and estimated disassembly, removal costs, restoration of the asset in the place where it is located, less any incentive received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use or the end of the lease term. The options for extending the term or early termination of contracts are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process. The estimated useful life of the right-of-use asset is determined on the same basis as the assets owned by the Company. Additionally, the right-to-use asset is periodically reduced to recoverable value in accordance with IAS 36, when applicable, and readjusted by remeasurement of the lease liability.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change (i) in future payments resulting from a change in index or rate (ii) in the estimate of the expected amount to be paid in the guaranteed residual value or (iii) in the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset or in the profit and loss statement, if the book value of the right-of-use asset has been reduced to zero.

As a result of the adoption of IFRS 16, on January 01, 2019, there was recognition of a right-of-use asset of R$2,397,743, a lease liability of R$2,391,456, and the difference between the balances in the amount of R$6,287, which was caused by provisions for operating leases already recorded on December 31, 2018, in Shareholders’ Equity. Such contracts were previously disclosed as an operating lease, according to the annual consolidated financial statements for the year ended December 31, 2018 (note 23.1).

The Company used the following practical steps to transition to the new lease accounting requirements:

»   chose not to recognize assets with right to use and lease liabilities with a contract term of less than 12 months, and with no purchase option and of low value. Payments associated with such contracts are recognized as an expense in the income statement on a straight-line basis over the lease period;

»   use of a single discount rate for each lease portfolio with reasonably similar characteristics. In this sense, the incremental loan rate was obtained, as of January 01, 2019, applicable to each of the leased asset portfolios. Through this methodology, the Company obtained a weighted average rate of 7.92%.

Additionally, contracts with an indefinite term with no fixed payment are expensed as incurred.

3.15.   Share based payments

The Company offers to its executives stock option plans and restricted stock plans of its own issuance. The Company recognizes as an expense the fair value of the options or shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry to: the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the income statement in accordance with the function performed by the beneficiary. The expense is reversed when vesting conditions are not met.

The outstanding stock options are considered as an additional dilution in the calculation of diluted earnings per share when the exercise price is lower than the current share price.

3.16.   Pension and other post-employment plans

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against other comprehensive income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»   controls the resource and has the ability to use the surplus to generate future benefits;

»   the control is the result of past events;

»   future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»   the date of changing the plan or significantly reducing the expected length of service;

»   the date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.17.   Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount is recognized in the statement of income when the targets are achieved.

3.18.   Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably.

3.19.   Financial instruments

Are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.19.1.   Financial Assets

Are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows how to classify and measure financial assets:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Category	Initial Measurement	Subsequent Measurement
Amortized Cost

Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

For other assets: Fair value less costs directly attributable to its issuance

Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.

Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprises the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

3.19.2.   Financial Liabilities

Are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

3.19.3.   Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 11.3% per year on December 31, 2019 (10.4% p.a. on December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

3.19.4.   Hedge accounting

The Company has chosen to apply the requirements of IFRS 9 in relation to hedge accounting.

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge accounting: as of August 31, 2019, the Company adopted this practice. In this relation, the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.20.   Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 26).

3.21.   Revenue from contracts with customers

Sales revenues comprise the fair value of the consideration received or receivable for the sale of products, net of applicable taxes, returns, rebates and discounts.

Sales revenues are recognized in accordance with the accrual basis of accounting, when the sales value is reliably measurable and the Company no longer has control over the product sold or any other liability related to its ownership and, it is likely that the economic benefits will be received by the Company.

The sales process begins with sales orders and formal agreements, in general signed with large retail and wholesale chains. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

The Company has sales with cash and installment payments, which are adjusted to present value for recognition of the financial component (note 3.19.5).

3.22.   Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received. The amounts appropriated as revenue in the income statement, when used to reduce income taxes, are transferred from retained earnings to the tax incentive reserve in the years the Company presents profit higher than the reclassification.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

4.          CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		12.31.19	12.31.18
Cash and bank accounts
U.S. Dollar	-	1,356,128	118,895
Brazilian Reais	-	167,051	97,376
Euro	-	71,626	52,779
Other currencies	-	694,982	453,788
		2,289,787	722,838
Cash equivalents
In Brazilian Reais
Investment funds	1.77%	3,507	3,721
Savings account	-	-	49
Bank deposit certificates	4.40%	879,758	3,720,708
		883,265	3,724,478
In U.S. Dollar
Term deposit	3.34%	270,714	-
Overnight	2.32%	689,874	401,096
Other currencies
Term deposit	2.44%	104,145	21,150
		1,064,733	422,246
		4,237,785	4,869,562

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

5.          MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WATM (1)	Currency		12.31.19	12.31.18
Fair value through other comprehensive income
Credit linked note	3.40	USD	3.85%	19,285	16,398
Stocks	-	R$ and HKD	-	26,678	139,469
				45,963	155,867
Fair value through profit and loss
Financial treasury bills	3.40	R$	4.40%	396,994	295,699
Investment funds - FIDC BRF	3.96	R$	-	14,891	14,699
Investment funds	0.17	ARS	-	1,903	-
				413,788	310,398
Amortized cost
Sovereign bonds and others (2)	3.33	AOA	3.82%	265,783	331,395
				725,534	797,660

Current				418,182	507,035
Non-current (3)				307,352	290,625

(1)          Weighted average maturity in years.

(2)          On December 31, 2019 it’s comprised of Financial Treasury Bills (“LFT”) remunerated at the rate of the Special System for Settlement and Custody (“SELIC”) and securities of the Angola Government denominated in Kwanzas.

(3)          Maturity is September 01, 2025.

The unrealized gain on marketable securities measured at fair value through other comprehensive income, corresponds to the accumulated value of R$ 4,454, which is net of tax effects of R$ 4,509 (loss of R$ 98,451 net of tax effects of R$ 43,767 on December 31, 2018). The balance of expected credit losses on marketable securities measured at amortized cost on December 31, 2019 is R$ 1,983 (R$ 9,014 on December 31, 2018).

Additionally, at December 31, 2019, the amount of R$ 100,435 (R$ 288,010 on December 31, 2018) was pledged as guarantee, with no use restrictions, for USD denominated future contracts, traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3“).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

6. TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	12.31.19	12.31.18
Trade accounts receivable
Domestic customers	1,336,762	1,098,750
Domestic related parties	-	-
Foreign customers	2,215,050	1,973,981
Foreign related parties	-	59,284
	3,551,812	3,132,015
( - ) Adjustment to present value	(10,121)	(10,276)
( - ) Expected credit losses	(503,848)	(508,848)

	3,037,843	2,612,891

Current	3,031,046	2,604,928
Non-current	6,797	7,963

Other receivables	153,799	235,376
( - ) Adjustment to present value	(1,936)	(344)
( - ) Expected credit losses	(27,986)	(30,960)

	123,877	204,072

Current	59,645	115,113
Non-current (1)	64,232	88,959

(1)       Weighted average maturity of 2.72 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), whose sole purpose is to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2019, FIDC BRF had an outstanding balance of R$730,251 (R$643,675 on December 31, 2018) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

On December 31, 2019, Other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$109,419 (R$189,132 on December 31, 2018).

The rollforward of the expected credit losses are shown below:

	12.31.19	12.31.18
Beginning balance	(508,848)	(467,555)
Initial adoption IFRS 9	-	(12,612)
Incorporation of companies	-	-
Transfer - held for sale	-	8,991
Provision	(23,899)	(46,357)
Write-offs	44,039	49,445
Exchange rate variation	(15,140)	(40,760)
Ending balance	(503,848)	(508,848)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The aging of trade accounts receivable is as follows:

	12.31.19	12.31.18
Not overdue	2,820,308	2,451,597
Overdue
01 to 60 days	143,303	133,002
61 to 90 days	19,409	25,435
91 to 120 days	3,723	10,575
121 to 180 days	3,934	27,029
181 to 360 days	20,748	36,783
More than 360 days	540,387	447,594
( - ) Adjustment to present value	(10,121)	(10,276)
( - ) Expected credit losses	(503,848)	(508,848)
	3,037,843	2,612,891

7.          INVENTORIES

	12.31.19	12.31.18
Finished goods	2,257,119	2,200,763
Work in progress	149,470	140,466
Raw materials	803,520	847,494
Packaging materials	60,715	73,755
Secondary materials	375,744	337,969
Supplies	205,399	196,228
Imports in transit	61,021	103,954
Other	19,266	9,979
(-) Adjustment to present value	(44,338)	(33,314)
	3,887,916	3,877,294

The additions and reversals of provisions for losses on inventories, which were recorded under the item Cost of Goods Sold, are shown in the table below:

	Adjustment to realizable value		Provision for deterioration		Provision for obsolescence		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(65,490)	(253,720)	(60,586)	(66,394)	(12,029)	(6,914)	(138,105)	(327,028)
Additions	(81,988)	(317,039)	(153,881)	(153,245)	(9,529)	(25,286)	(245,398)	(495,570)
Reversals	95,881	143,406	-	-	-	-	95,881	143,406
Write-offs	41,156	342,813	171,637	152,823	6,360	19,940	219,153	515,576
Restatement by Hyperinflation	-	(4,924)	-	(526)	-	-	-	(5,450)
Transfer - held for sale	-	23,898	-	7,214	-	326	-	31,438
Exchange rate variation	(271)	76	304	(458)	279	(95)	312	(477)
Ending balance	(10,712)	(65,490)	(42,526)	(60,586)	(14,919)	(12,029)	(68,157)	(138,105)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

8.          BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are shown below:

	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	582,853	699,947	930,280	810,533	1,513,133	1,510,480	381,236	325,821	317,185	313,978	362,893	263,855	1,061,314	903,654
Additions/Transfer	3,456,921	415,422	3,545,494	1,819,960	7,002,415	2,235,382	94,055	246,247	272,677	233,607	56,134	31,909	422,866	511,763
Changes in fair value (1)	1,564,807	966,951	209,084	228,149	1,773,891	1,195,100	(6,516)	(95,926)	(174,903)	(144,704)	(28,119)	106,956	(209,538)	(133,674)
Harvest	-	-	-	-	-	-	-	-	-	-	(48,890)	(36,565)	(48,890)	(36,565)
Write-off	-	-	-	-	-	-	-	(6,197)	-	-	(11,810)	(8,133)	(11,810)	(14,330)
Transfer between current and non-current	49,250	65,131	77,155	71,445	126,405	136,576	(49,250)	(65,131)	(77,155)	(71,445)	-	-	(126,405)	(136,576)
Transfer between held for sale	-	(6,443)	-	(12,803)	-	(19,246)	-	(20,122)	-	(11,586)	(1,655)	4,871	(1,655)	(26,837)
Transfer to inventories	(5,033,965)	(1,539,499)	(3,774,659)	(1,980,490)	(8,808,624)	(3,519,989)	-	-	-	-	-	-	-	-
Exchange variation	(4,181)	(18,656)	-	(6,514)	(4,181)	(25,170)	(4,857)	(3,542)	-	(5,747)	-	-	(4,857)	(9,289)
Restatement by Hyperinflation	-	-	-	-	-	-	-	86	-	3,082	-	-	-	3,168
Ending balance	615,685	582,853	987,354	930,280	1,603,039	1,513,133	414,668	381,236	337,804	317,185	328,553	362,893	1,081,025	1,061,314

(1)       The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$ 798.239 (R $ 811,772 on December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The quantities and balances per live animal assets are set forth below:

	12.31.19		12.31.18
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	189,602	615,685	188,248	582,853
Immature pork	4,098	987,354	4,011	930,280
Total current	193,700	1,603,039	192,259	1,513,133

Production biological assets
Immature poultry	7,042	160,415	6,538	134,425
Mature poultry	11,554	254,253	11,958	246,811
Immature pork	211	77,027	203	74,071
Mature pork	455	260,777	439	243,114
Total non-current	19,262	752,472	19,138	698,421
	212,962	2,355,511	211,397	2,211,554

The Company has forests pledged as collateral for financing and tax/civil contingencies in the amount of R$ 62,408 (R$ 66,345 at December 31, 2018).

8.1.    Table of sensitivity analysis

The fair value of animals and forests is determined through the use of unobservable inputs, using the best practices available in the valuation circumstances, therefore it is classified in the Level 3 of the fair value hierarchy.

Below are presented the main assumptions used in the measurement of the fair value of forests and their impact on measurement.

The estimated fair value can change if:
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

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2019 was equivalent to R$32.99 (thirty-two and ninety-nine Reais) per stere (R$32.81 per stere on December 31, 2018).

The real discount rate used in the valuation of the biological asset (forests) on December 31, 2019 was 7.07% (7.01% on December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

9.          RECOVERABLE TAXES

	12.31.19	12.31.18
Recoverable taxes
ICMS ("State VAT")	1,635,664	1,632,110
PIS and COFINS ("Federal Taxes to Social Fund Programs")	2,990,313	946,399
IPI ("Federal VAT")	848,865	836,676
INSS ("Brazilian Social Security")	255,967	307,897
Other	80,144	155,779
(-) Provision for losses	(167,674)	(175,925)
	5,643,279	3,702,936

Current	473,732	560,389
Non-current	5,169,547	3,142,547

Recoverable income tax and social contribution
Income and social contribution tax (IR/CS)	430,778	522,758
(-) Provision for losses	(9,029)	(9,029)
	421,749	513,729
Current	152,486	506,483
Non-current	269,263	7,246

The rollforward of the provision for realization of recoverable taxes are set forth below:

	ICMS ("State VAT")		PIS and COFINS ("Federal Taxes to Social Fund Programs")		Income and social contribution tax		IPI ("Federal VAT")		Other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	(140,970)	(122,892)	(17,418)	(19,717)	(9,029)	(9,029)	(13,562)	(13,562)	(3,975)	(4,332)	(184,954)	(169,532)
Additions	(45,079)	(80,004)	(496)	-	-	-	-	-	(1,780)	(3,687)	(47,355)	(83,691)
Write-offs	44,856	61,926	992	2,299	-	-	9,744	-	2	513	55,594	64,738
Exchange rate variation	-	-	-	-	-	-	-	-	12	1527	12	1,527
Transfer - held for sale	-	-	-	-	-	-	-	-	-	2,004	-	2,004
Ending balance	(141,193)	(140,970)	(16,922)	(17,418)	(9,029)	(9,029)	(3,818)	(13,562)	(5,741)	(3,975)	(176,703)	(184,954)

9.1.   State VAT (“ICMS”)

As a result of (i) export activity; (ii) tax benefits; (iii) sales in the domestic market subject to reduced rates; and (iv) acquisition of property, plant and equipment, the Company generates credits that are offset against debits arising from sales in the domestic market or transferred to third parties.

The Company has ICMS credit balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul and Amazonas, which will be realized in the short and long term, based on a recoverability study approved by the Management.

9.2.   PIS and COFINS

The accumulated tax credits for PIS and COFINS basically arise from credits on purchases of raw materials used in the production of exported products or products whose sale is taxed at zero rate, such as fresh meat and margarine.

On June 06, 2019, there was a final judicial decision to a BRF S.A. process, originally filed by its merged company Perdigão Agroindustrial S.A. and on August 20, 2019 there was a final judicial decision to a Sadia S.A. process. Through these decisions, the Company’s right to exclude ICMS from the PIS and COFINS calculation basis was recognized. The amount of R$ 2,078,610 relating to PIS and COFINS credits was recognized under Recoverable Taxes, the principal of R$ 1,185,386 being recorded in Other Operating Income and interest and monetary restatement of R$ 893,224 recorded in Financial Income.

The realization of these credits normally occurs through offsetting with sales of taxed products in the domestic market, with other federal taxes, and more recently with social security contributions, or even, if necessary, through refund or reimbursement requests. Specifically, for credits generated based on unappealable lawsuits that determined the exclusion of ICMS from the PIS and COFINS calculation basis, the Company will begin the respective execution of the sentence, seeking the reimbursement of the amounts through precatory.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

9.3.   Income and social contribution taxes

The accumulated IRPJ and CSLL credits arise from withholding taxes on securities, interest and prepayments on the payment of income tax and social contribution. The realization occurs by offsetting with federal taxes and contributions.

10.     INCOME AND SOCIAL CONTRIBUTION TAXES

10.1    Deferred income and social contribution taxes

	12.31.19	12.31.18
Assets
Tax loss carryforwards (corporate income tax)	1,785,027	1,723,991
Negative calculation basis (social contribution tax)	682,175	652,418

Temporary differences - Assets
Provisions for tax, civil and labor risks	477,538	322,987
Suspended collection taxes	31,069	22,945
Expected credit losses	135,374	133,486
Provision for property, plant and equipment losses	-	37,110
Provision for losses on tax credits	60,771	62,670
Provision for other obligations	93,619	106,869
Employees' profit sharing	66,166	-
Provision for inventory losses	18,718	39,508
Employees' benefits plan	202,228	137,484
Difference on tax x accounting basic for leases	37,492	4,743
Unrealized losses on derivatives	-	30,494
Business combination - Sadia (1)	-	84,587
Other temporary differences	116,931	133,463
	3,707,108	3,492,755

Temporary differences - Liabilities
Unrealized fair value gains	(11,998)	(101,400)
Difference on tax x accounting basis for goodwill amortization	(319,592)	(318,454)
Difference on tax x accounting basis for depreciation (useful life)	(802,844)	(754,094)
Business combination - Sadia (1)	(640,318)	(724,015)
Other - exchange rate variation	(69,142)	(100,325)
Other temporary differences	(33,154)	(40,589)
	(1,877,048)	(2,038,877)

Total deferred tax	1,830,060	1,453,878

Total Assets	1,915,370	1,519,652
Total Liabilities	(85,310)	(65,774)
	1,830,060	1,453,878

(1)       The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated on the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred tax assets is set forth below:

	12.31.19	12.31.18

Beginning balance	1,453,878	1,214,063
Deferred income and social contribution recognized in the statement of income	290,094	340,144
Deferred income and social contribution recognized in other comprehensive income	60	(68,688)
Deferred income and social contribution related to discontinued operations	116,883	(35,414)
Other	(30,855)	3,773
Ending balance	1,830,060	1,453,878

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

10.2    Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is imprecise and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits recorded on tax losses and negative social contribution basis, Management considers its budget and strategic plans, adjusted based on the estimates of the main tax additions and exclusions, which were approved by the Board of Directors and by the Company’s Fiscal Council. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

2020	53,685
2021	100,037
2022	159,307
2023	267,209
2024	291,568
2025 to 2027	945,298
2028 onwards	650,098
2,467,202

The deferred tax credits on tax losses and negative social contribution basis do not expire.

10.3    Income and social contribution taxes reconciliation

	12.31.19	12.31.18	12.31.17

Income (loss) before income and social contribution - continued operations	882,938	(2,447,808)	(1,218,574)
Nominal tax rate	34%	34%	34%
Credit (expense) at nominal rate	(300,199)	832,255	414,315

Reconciling items
Income from associates and joint ventures	73,995	6,023	7,610
Difference of tax rates on results of foreign subsidiaries	(792)	389,467	(205,128)
Deferred tax assets not recognized (1)	(38,464)	(347,116)	-
Results from foreign subsidiaries	-	-	-
Share-based payment	(14,172)	(5,842)	(7,312)
Transfer price	(16,966)	(79,043)	(15,826)
Penalties	(48,633)	(1,626)	(6,844)
Investment grant	64,127	59,236	49,083
Write-off of non-realizable tax assets - SHB incorporation	-	(268,701)	-
Reversal (recognition) of provision with no deferred tax constituted	481,356	(244,591)	-
Other permanent differences	(4,857)	(6,760)	15,911
	195,395	333,302	251,809

Current income tax	(94,699)	(6,842)	41,227
Deferred income tax	290,094	340,144	210,582

(1)       Amount related to the non-recognition of deferred tax on tax losses and negative basis in the amount of R$ 113,129, due to limiting the ability of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in wholly owned subsidiaries. The total retained earnings not distributed corresponds to R$2,560,052 on December 31, 2019 (R$3,401,418 on December 31, 2018).

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by wholly owned subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

11.     JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	288,377	292,543	351,648	360,033	29,073	36,364	669,098	688,940
Additions	79,702	19,056	176,406	181,688	4,373	2,874	260,481	203,618
Transfer - held for sale	-	(66)	-	(6,826)	-	-	-	(6,892)
Reversals	(9,440)	(5,304)	(36,461)	(47,153)	(382)	(2,971)	(46,283)	(55,428)
Write-offs	(123,371)	(31,948)	(198,821)	(146,221)	(4,825)	(8,612)	(327,017)	(186,781)
Interest	9,709	14,142	9,056	14,555	726	1,416	19,491	30,113
Exchange rate variation	-	(47)	(20)	(4,425)	-	-	(20)	(4,472)
Ending balance	244,977	288,376	301,808	351,651	28,965	29,071	575,750	669,098

12.     ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Following the finance and operating restructuring plan disclosed in the consolidated financial statements of 2018, during the year of 2019 the sale of the operations in Argentina, Europe and Thailand, as well as the plant in Várzea Grande-MT were concluded. The details of the operations are described below:

On January 02, 2019, the sale of the shares representing 91.89% of the former subsidiary Quickfood S.A. was completed. On this date, Marfrig Global Foods S.A. (“Marfrig“) paid the amount equivalent to R$211,835 (USD54,891) to BRF S.A. During the third quarter of 2019, the parties agreed to adjust the price by working capital, net debt and other contractual items, which reduced the price in the amount equivalent to R$20,544 (USD4,954).

On January 23, 2019, the sale of the properties and equipment in Várzea Grande-MT to Marfrig was concluded for R$100,000, from which R$81,500 were collected, net of associated costs. On April 01, 2019, all the precedent conditions were overcome and the acquirer started to fully operate the plant.

On February 4, 2019, the sale of Avex S.A. was completed and the amount equivalent to R$82,736 (USD22,500) were received in cash and the amount equivalent to R$86,990 (USD22,324) to be settled by the payment of liabilities of Avex S.A. with BRF during 2019.

On February 28, 2019, the former subsidiary Campo Austral S.A. concluded the sale of its plant located in the city of Florencio Varela, in Argentina, and all the related assets and liabilities, including the “Bocatti“ and “Calchaquí“ trademarks to BOGS S.A. for an amount equivalent to R$95,036 (USD26,753), collected on March 2019.

On March 11, 2019, the Company concluded the sale of 100% of the shares issued by Campo Austral S.A., including the plants in San Andrés de Giles and Pilar, and the trademark “Campo Austral“ to the Argentinian company La Piamontesa de Averaldo Giacosa y Compañía S.A. for the amount equivalent to R$29,359 (USD7,619), from which USD3,619 were paid in cash and USD4,000 to be paid in installments.

On June 03, 2019, the Company concluded the sale of 100% of the shares held in certain companies located in Europe and Thailand to Tyson International Holding Co. for the amount equivalent to R$1,466,950 (USD377,043), fully received in the same date. During the third quarter of 2019, the parties agreed to adjust the price by working capital and net debt, which increased the price in the amount equivalent to R$21,083 (USD5,063).

On September 05, 2019 the Company sold the participation in the joint venture SATS BRF Food PTE Ltd. (“SATS”), to SATS Food Services PTE Ltd. for the amount equivalent to R$51,197 (SGD17,000).

Over the last quarter of 2019 the Company has progressed in the negotiations to sell the participation in the controlled entity FFM Further Processing Sdn. Bhd., so its balances were reclassified to Assets Held for Sale. When reclassifying to Assets Held for Sale, the net assets began to be measured at the lower of the book value previously recorded and the fair value net of selling expenses. This measurement led to an impairment of the investment in the amount of R$7,346 recorded under Other Operating Expenses, in continued operations. The negotiations are still ongoing.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The balances of the assets reclassified to Assets Held for Sale and liabilities directly associated with assets held for sale are described below.

Statement of Financial Position  - Discontinued Operations

	12.31.19				12.31.18
	Others	Operations from Argentina	Operations from Europe and Thailand	Others	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	-	31,683	134,766	-	166,449
Marketable securities	-	68,686	-	-	68,686
Trade and other receivables	-	244,654	333,187	-	577,841
Inventories	-	254,142	645,241	-	899,383
Biological assets	-	19,246	-	-	19,246
Recoverable taxes	-	59,721	48,738	-	108,459
Assets held for sale	-	4	401	-	405
Other current assets	-	18,087	6,264	-	24,351
Total current assets	-	696,223	1,168,597	-	1,864,820

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Trade and other receivables	-	571	-	-	571
Deferred income tax and social contribution	-	-	7,967	-	7,967
Biological assets	-	11,586	20,122	-	31,708
Recoverable taxes	-	4,788	-	-	4,788
Other non-current assets	-	7,299	473	-	7,772
Total long-term receivables	-	24,244	28,562	-	52,806

Investments in subsidiaries and join ventures	-	20	-	-	20
Property, plant and equipment, net	99,245	329,590	327,224	169,798	826,612
Intangible assets	-	318,706	263,341	-	582,047
Total non-current assets	99,245	672,560	619,127	169,798	1,461,485

TOTAL ASSETS	99,245	1,368,783	1,787,724	169,798	3,326,305

LIABILITIES
CURRENT LIABILITIES
Short-term debt	-	88,395	-	-	88,395
Trade accounts payable	-	270,796	155,068	-	425,864
Payroll, related charges and employee profit sharing	-	45,125	45,667	-	90,792
Liabilities with related parties	-	197	-	-	197
Tax payable	-	13,600	24,831	-	38,431
Other current liabilities	-	51,125	95,219	-	146,344
Total current liabilities	-	469,238	320,785	-	790,023

NON-CURRENT LIABILITIES
Long-term debt	-	67,378	-	-	67,378
Deferred income tax and social contribution	-	142,013	26,161	-	168,174
Provision for tax, civil and labor risks	-	70,571	366	-	70,937
Other non-current liabilities	-	22	34,995	-	35,017
Total non-current liabilities	-	279,984	61,522	-	341,506

TOTAL LIABILITIES AND EQUITY	-	749,222	382,307	-	1,131,529

Net assets and liabilities held for sale	99,245	619,561	1,405,417	169,798	2,194,776

For the year ended December 31, 2019, the Company incurred losses related to the sale of the Argentina operations in the amount of R$905,339 and gain related to the sales of Europe and Thailand in the amount of R$66,754, recorded in discontinued operations, mainly due to the write-off of the cumulative translation adjustments of the investments.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

On September 30, 2019 the Company signed a private instrument of settlement with Lactalis do Brasil – Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”) in reference to the sale and purchase agreement signed between the parties on December 05, 2014, by which BRF sold the dairy operations to Lactalis. This term settled open matters regarding the agreement until that date and determined, in October 2019, the release of the total balance of R$342,051 in Escrow account, of which R$100,000 was delivered to Lactalis and remaining amount to BRF, generating an expense of R$92,552 recorded in discontinued operations.

In the year ended December 31, 2019, the Argentina, Europe and Thailand operations while pending, as well as the effects of the transaction with Lactalis, were kept classified as discontinued operations. The statement of income (loss) and statement of cash flow of these operations are as follows:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Statement of Income (Loss) - Discontinued Operations

	Operations from Argentina			Operations from Europe and Thailand			Dairy (2)	Total
	12.31.19	12.31.18	12.31.17	12.31.19	12.31.18	12.31.17	12.31.19	12.31.19	12.31.18	12.31.17

NET SALES	80,843	1,737,435	2,024,932	1,090,409	2,603,152	3,130,260	-	1,171,252	4,340,587	5,155,192
Cost of sales	(95,223)	(1,691,123)	(1,845,924)	(978,318)	(2,331,270)	(2,602,265)	-	(1,073,541)	(4,022,393)	(4,448,189)
GROSS PROFIT (1)	(14,380)	46,312	179,008	112,091	271,882	527,995	-	97,711	318,194	707,003
OPERATING INCOME (EXPENSES)
Selling expenses	(11,389)	(175,910)	(221,467)	(38,321)	(220,408)	(238,047)	-	(49,710)	(396,318)	(459,514)
General and administrative expenses	(5,106)	(36,130)	(39,746)	(33,883)	(83,585)	(72,377)	-	(38,989)	(119,715)	(112,123)
Impairment loss on trade and other receivables	-	(4,664)	(1,052)	(4,129)	4,576	(6,799)	-	(4,129)	(88)	(7,851)
Other operating income (expenses), net	(27,397)	2,703	(50,573)	(39,608)	(36,380)	(4,048)	(96,486)	(163,490)	(33,677)	(54,621)
Income from associates and joint ventures	-	-	-	(21)	-	-	-	(21)	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES	(58,272)	(167,689)	(133,830)	(3,871)	(63,915)	206,724	(96,486)	(158,628)	(231,604)	72,894
Financial expenses	(20,982)	261,521	(342,860)	(8,800)	132,182	65,637	-	(29,782)	393,703	(277,223)
Financial income	8,284	88,250	71,625	(10,134)	1,779	5,778	-	(1,850)	90,029	77,403
INCOME (LOSS) BEFORE TAXES	(70,970)	182,082	(405,065)	(22,805)	70,046	278,139	(96,486)	(190,260)	252,128	(126,926)
Income taxes	100,380	(113,300)	2,719	12,657	(14,415)	(7,882)	-	113,037	(127,715)	(5,163)
NET INCOME (LOSS)	29,410	68,782	(402,346)	(10,148)	55,631	270,257	(96,486)	(77,223)	124,413	(132,089)
Gain (loss) on sale of investments and realization of other comprehensive income	(905,339)	-	-	66,754	-	-	-	(838,586)	-	-
Impairment loss on the remeasuarement at fair value less cost to sell	-	(1,060,039)	-	-	(1,416,114)	-	-	-	(2,476,153)	-
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	(875,929)	(991,257)	(402,346)	56,606	(1,360,483)	270,257	(96,486)	(915,809)	(2,351,740)	(132,089)

Net Income (Loss) From Discontinued Operation Attributable to
Controlling shareholders	(875,929)	(995,135)	(389,480)	67,787	(1,337,958)	248,153	(96,486)	(904,628)	(2,333,093)	(141,327)
Non-controlling interest	-	3,878	(12,866)	(11,181)	(22,525)	22,104	-	(11,181)	(18,647)	9,238

(1)       The positive effect on cost refers to allocations of results to products sold in the markets of the discontinued operations.

(2)       There was no movement in the comparative period.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Statement of Cash Flows - Discontinued Operations

	12.31.19	12.31.18	12.31.17
OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS
Loss of discontinued operations	(915,809)	(2,351,740)	(132,089)
Adjustments for:
Depreciation and amortization	3,776	228,789	263,820
Depreciation and depletion of biological assets	9,700	27,248	21,900
Loss on disposals of property, plant and equipments	5,598	8,629	8,629
Provision for tax, civil and labor risks	(493)	(66,968)	134,226
Income from associates and joint ventures	21	-	-
Gain (loss) on disposal of discontinued operations	757,256	-	-
Provision for losses in inventories	(7,294)	-	-
Impairment	81,329	2,476,152	-
Financial results, net	31,631	(483,802)	199,820
Deferred income tax	(116,883)	104,750	(19,434)
Restatement by hyperinflation	-	(426,535)	-
Others	32,821	(17,388)	(45,271)
	(118,347)	(500,865)	431,601
Trade accounts receivable	(133,233)	37,892	(104,595)
Inventories	59,135	71,670	(319,712)
Biological assets - current	55	3,024	4,922
Trade accounts payable	50,947	(269,404)	(161,057)
Supply chain finance	(28)	(374)	318
Cash generated by operating activities	(141,471)	(658,057)	(148,523)
Investments in securities at FVTPL (1)	(6,472)	(403,242)	(321,487)
Redemptions of securities at FVTPL (1)	29,097	340,696	322,100
Payment of interests	-	(29,815)	(45,700)
Other operating assets and liabilities	9,612	617,719	173,159
Net cash (used in) provided by operating activities from discontinued operations	(109,234)	(132,699)	(20,451)

INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS
Additions to property, plant and equipment	(14,350)	(57,280)	(52,467)
Additions to biological assets - non-current	(11,911)	(31,840)	(31,548)
Additions to intangible assets	-	(99)	(134)
Proceeds from disposals of property, plant, equipment and investments	1,874,955	-	-
Net cash used in investing activities from discontinued operations	1,848,694	(89,219)	(84,149)

FINANCING ACTIVITIES FROM DISCONTINUING OPERATIONS
Proceeds from debt issuance	10,122	821,674	1,678,121
Repayment of debt	(8,555)	(921,492)	(1,668,709)
Net cash (used in) provided by financing activities from discontinued operations	1,567	(99,818)	9,412
Net increase (decrease) in cash and cash equivalents	1,741,027	(321,736)	(95,188)

(1)       FVTPL: Fair Value Through Profit and Loss.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

13.     INVESTMENTS 13.1        Investments breakdown

	12.31.19	12.31.18
Investment in associates and affiliates	7,204	70,546
Goodwill SATS BRF	-	7,059
	7,204	77,605
Other investments	7,676	8,400
	14,880	86,005

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

14.     PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	Exchange rate variation	12.31.19
Cost
Land		536,878	23,453	1,986	(5,879)	50,980	(3,939)	603,479
Buildings, facilities and improvements		7,590,545	2,278,982	219,145	(149,866)	196,829	13,163	10,148,798
Machinery and equipment		8,272,920	1,182	45,682	(212,637)	83,812	(13,912)	8,177,047
Furniture and fixtures		159,902	-	2,834	(25,264)	3,515	(548)	140,439
Vehicles		17,402	94,065	119,520	(9,959)	(10,502)	2,673	213,199
Construction in progress		409,696	-	367,148	-	(427,737)	(200)	348,907
Advances to suppliers		13,425	-	898	(1,173)	(16,959)	4,337	528
		17,000,768	2,397,682	757,213	(404,778)	(120,062)	1,574	19,632,397

Depreciation
Land (2)	22.31%	-	-	(5,134)	27	-	21	(5,086)
Buildings, facilities and improvements	5.83%	(2,602,188)	-	(667,622)	26,616	(15,167)	(5,440)	(3,263,801)
Machinery and equipment	6.57%	(3,620,421)	-	(527,007)	183,168	18,481	(4,471)	(3,950,250)
Furniture and fixtures	6.67%	(71,062)	-	(10,908)	6,331	2,665	1,195	(71,779)
Vehicles	32.37%	(10,099)	-	(59,348)	1,718	3,579	(442)	(64,592)
		(6,303,770)	-	(1,270,019)	217,860	9,558	(9,137)	(7,355,508)
		10,696,998	2,397,682	(512,806)	(186,918)	(110,504)	(7,563)	12,276,889

(1)      Refers to the transfer of R$52,507 for intangible assets, R$ 34,465 for assets held for sale and R$ 23,531 for biological assets.

(2)      Land depreciation refers to right-of-use assets. The amount of R$ 4,285 of depreciation was recognized in the cost of formation of forests and will be realized in the result when it is exhausted (note 19.1)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

	Weighted average depreciation rate (p.a.)	12.31.17	Additions	Disposals	Restatement by Hyperinflation	Exchange rate variation	Transfers	12.31.18
Cost
Land		706,218	95	(25,700)	32,747	(17,201)	(159,281)	536,878
Buildings and improvements		6,102,831	4,775	(113,433)	205,324	(4,336)	1,251,069	7,446,230
Machinery and equipment		8,881,223	64,342	(234,503)	346,825	(77,797)	(707,170)	8,272,920
Facilities		2,175,032	727	(21,053)	256	8,861	(2,019,508)	144,315
Furniture and fixtures		171,482	25,255	(5,598)	9,472	1,604	(42,313)	159,902
Vehicles		28,508	3,087	(729)	2,826	210	(16,500)	17,402
Construction in progress		453,946	585,386	-	15,451	(25,205)	(619,882)	409,696
Advances to suppliers		13,643	444	-	-	1,214	(1,876)	13,425
		18,532,883	684,111	(401,016)	612,901	(112,650)	(2,315,461)	17,000,768

Depreciation
Buildings and improvements	3.00%	(1,872,565)	(188,064)	28,923	(63,456)	(12,515)	(471,255)	(2,578,932)
Machinery and equipment	5.95%	(3,656,477)	(562,721)	136,085	(192,710)	(218)	655,620	(3,620,421)
Facilities	4.49%	(724,477)	(93,786)	12,981	(151)	3,472	778,705	(23,256)
Furniture and fixtures	8.09%	(77,745)	(17,033)	3,162	(7,023)	(746)	28,323	(71,062)
Vehicles	19.91%	(11,036)	(2,074)	465	(2,644)	875	4,315	(10,099)
		(6,342,300)	(863,678)	181,616	(265,984)	(9,132)	995,708	(6,303,770)
		12,190,583	(179,567)	(219,400)	346,917	(121,782)	(1,319,753)	10,696,998

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The amount of capitalized borrowing costs during the year ended December 31, 2019 was of R$ 19,207 (R$ 19,612 on December 31, 2018). The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.60% p.a. (3.27% p.a. on December 31, 2018).

The property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	12.31.19	12.31.18
Land	Financial/Tax	221,727	239,039
Buildings, facilities and improvements	Financial/Tax	1,499,808	1,800,115
Machinery and equipment	Financial/Labor/Tax/Civil	1,488,889	1,877,369
Furniture and fixtures	Financial/Tax	14,090	18,624
Vehicles	Financial/Tax	369	550
		3,224,883	3,935,697

15.     INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	Exchange rate variation	12.31.19
Cost
Non-compete agreement		90,012	-	8,105	-	-	1,112	99,229
Goodwill for future profitability		2,694,967	-	-	-	-	18,635	2,713,602
Outgrowers relationship		15,022	-	-	(418)	-	-	14,604
Trademarks		1,336,162	-	-	-	-	(13,900)	1,322,262
Patents		6,066	-	-	-	235	4	6,305
Customer relationship		896,039	-	-	-	-	(3,281)	892,758
Software		491,830	61	38,259	(95,275)	87,576	1,164	523,615
Intangible in progress		-	-	47,422	-	(35,294)	23	12,151
		5,530,098	61	93,786	(95,693)	52,517	3,757	5,584,526

Amortization
Non-compete agreement	33.67%	(45,802)	-	(27,811)	-	-	(577)	(74,190)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	-	(12,744)
Patents	19.05%	(5,149)	-	(470)	-	-	(7)	(5,626)
Customer relationship	7.31%	(172,450)	-	(67,137)	-	-	(2,676)	(242,263)
Software	23.18%	(275,747)	-	(141,925)	77,027	(10)	(969)	(341,624)
		(510,700)	-	(238,889)	77,381	(10)	(4,229)	(676,447)
		5,019,398	61	(145,103)	(18,312)	52,507	(472)	4,908,079

	Weighted average amortization rate (p.a.)	12.31.17	Additions	Disposals	Transfers	Restatement by Hyperinflation	Exchange rate variation	Transfer - held for sale	12.31.18
Cost
Non-compete agreement		62,043	33,748	-	-	9,057	(130)	(14,706)	90,012
Goodwill for future profitability		4,192,228	-	-	-	323,904	116,746	(1,937,911)	2,694,967
Import quotas		111,731	-	-	-	-	12,251	(123,982)	-
Outgrowers relationship		15,022	-	-	-	-	-	-	15,022
Trademarks		1,649,910	-	-	-	250,731	(140,196)	(424,283)	1,336,162
Patents		6,867	16	-	(68)	-	(199)	(550)	6,066
Customer relationship		1,220,801	-	-	-	149,089	19,281	(493,132)	896,039
Supplier relationship		2,049	-	-	-	-	369	(2,418)	-
Software		516,308	2,040	(121,929)	121,828	30,460	(2,374)	(54,503)	491,830
		7,776,959	35,804	(121,929)	121,760	763,241	5,748	(3,051,485)	5,530,098

Amortization
Non-compete agreement	32.70%	(23,501)	(26,794)	-	-	(5,786)	920	9,359	(45,802)
Import quotas	89.94%	(93,139)	(14,365)	-	-	-	(11,325)	118,829	-
Outgrowers relationship	13.24%	(9,590)	(1,963)	-	-	-	-	-	(11,553)
Patents	19.98%	(4,886)	(840)	-	-	(892)	202	1,267	(5,149)
Customer relationship	9.50%	(154,530)	(99,700)	-	-	(55,599)	(11,751)	149,130	(172,450)
Supplier relationship	5.00%	(102)	(115)	-	-	-	(25)	242	-
Software	19.68%	(293,575)	(127,449)	121,929	253	(26,967)	3,624	46,439	(275,746)
		(579,323)	(271,226)	121,929	253	(89,244)	(18,355)	325,266	(510,700)
		7,197,636	(235,422)	-	122,013	673,997	(12,607)	(2,726,219)	5,019,398

During the year ended December 31, 2019, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

15.1        Impairment Test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2019, the Company used its budget, strategic and financial planning, which demonstrated growth projections until 2024 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 10.75% p.a. to 12.91% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2020	2021	2022	2023	2024
Inflation Brazil	3.80%	3.75%	3.75%	3.38%	3.38%
Inflation - United States	2.02%	2.20%	2.20%	2.20%	2.20%
Exchange rate - BRL / USD	3.8	3.8	3.85	3.90	3.95

The rates presented above don’t consider the effects of taxes.

Based on Management’s analysis carried out in 2019, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a deterministic sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and in the nominal discount rate as shown below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	(1.0%)
BRAZIL CGU
Discount rate	10.83%	9.83%	8.83%
Ebit Margin	11.27%	10.27%	9.27%

INTERNATIONAL CGU´s
Discount rate	10.21%	9.21%	8.21%
Ebit Margin	12.07%	11.07%	10.07%

The Company, in its sensitivity analysis, did not identify any scenarios in which an impairment was necessary.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

16.     LOANS AND FINANCING

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre-fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639

Certificate of agribusiness receivables (2)	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre-fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Debentures	CDI / IPCA	7.90%	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.36% (4.07% on 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484

Export credit facility	LIBOR + e.r. USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275

Advances for foreign exchange rate contracts	Pre-Fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-

Working capital	Pre-Fixed + e.r. TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765

				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279

Current				4,547,389						3,132,029
Non-current				17,618,055						15,488,250

(1)      Weighted average maturity is demonstrated in years.

(2)      The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT	12.31.17	Captured	Transfer - held for sale	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.18
Local currency

Working capital	'Fixed rate / 118% of CDI (7.79% on 12.31.17)	7.78% (7.79% on 12.31.17)	1.7	2,555,363	4,431,145	-	(1,235,896)	(149,702)	262,113	-	5,863,023

Certificate of agribusiness receivables	96.40% of CDI / IPCA + 5,90% (96.51% of CDI / IPCA + 5,90% on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	3,571,652	-	-	(996,985)	(223,143)	245,978	-	2,597,502

Development bank credit lines	Fixed rate / Selic / TJLP + 1.25% (Fixed rate / Selic / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	570,082	-	-	(315,119)	(20,346)	29,928	-	264,545

Bonds	(7.75% on 12.31.17)	(7.75% on 12.31.17)	-	503,802	-	-	(500,000)	(19,375)	15,573	-	-

Export credit facility	109.45% of CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	1,889,198	1,621,124	-	(1,850,000)	(188,743)	153,748	-	1,625,327

Special program asset restructuring	Fixed rate / IGPM + 4.90% (Fixed rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36% on 12.31.17)	1.4	249,366	-	-	-	(8,101)	32,161	-	273,426

Fiscal incentives	2.40% (2.40% on 12.31.17)	2.40% (2.40% on 12.31.17)	0.5	3,566	57,246	-	(57,500)	(445)	450	-	3,317

				9,343,029	6,109,515	-	(4,955,500)	(609,855)	739,951	-	10,627,140

Foreign currency

Bonds	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.07% (4.08% on 12.31.17) + e.r. US$ and EUR	4.8	8,529,921	-	(87,113)	(14,791)	(466,552)	506,484	1,278,497	9,746,446

Export credit facility	LIBOR + 0.25% (LIBOR + 1.85% on 12.31.17) + e.r. US$	2.47% (3.35% on 12.31.17) + e.r. US$	0.8	2,150,728	8,395	-	(1,067,367)	(75,878)	67,621	299,693	1,383,192

Advances for foreign exchange rate contracts	4.67% + e.r. US$	4.67% + e.r. US$	0.8	-	208,474	-	-	-	1,077	4,641	214,192

Development bank credit lines	(UMBNDES + 1.73% on 12.31.17) + e.r. US$ and other currencies	(6.22% on 12.31.17) + e.r. US$ and other currencies	-	3,572	-	-	(3,851)	(192)	471	-	-

Working capital	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	46.84% (23.10% on 12.31.17) + e.r. ARS / + e.r US$	-	167,888	813,279	(68,660)	(898,283)	(3,632)	46,025	(56,617)	-

Working capital	21.91% (15.95% on 12.31.17) + e.r TRY	21.91% (15.95% on 12.31.17) + e.r TRY	0.7	249,240	193,058	-	(216,610)	(21,057)	35,934	(46,091)	194,474

				11,101,349	1,223,206	(155,773)	(2,200,902)	(567,311)	657,612	1,480,123	11,538,304
				20,444,378	7,332,721	(155,773)	(7,156,402)	(1,177,166)	1,397,563	1,480,123	22,165,444

Current				5,031,351							4,547,389
Non-current				15,413,027							17,618,055

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

On December 31, 2019, the Company did not have any financial covenants clauses related to its loan agreements.

16.1        Debentures

On April 30, 2019, 750,000 Debentures were subscribed with a par value of R$1,000.00 (one thousand Reais), totaling the amount of R$750,000 in 3 series, as set forth below. The Debentures are simple, non-convertible and unsecured, with restricted effort placement. The public offering was closed on June 28, 2019, when the total amount was received by the Company. Costs of R$4,868 were incurred for the issuance, which will be recognized in statement of income over the term of the operations, based on the effective interest rate method.

12.31.19
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 1st Issue	1st Series	06.27.19	04.30.22	100% CDI + 0.80%	70,000	70,286
Debenture - 1st Issue	3rd Series	06.27.19	04.30.26	IPCA + 5.50%	411,732	416,029
Debenture - 1st Issue	4th Series	06.27.19	04.30.26	100% CDI + 1.45%	268,268	269,445
					750,000	755,760

16.2        Senior Unsecured notes issuance and tender offer

On September 24, 2019 the Company issued senior notes in the amount of USD750,000, maturing on January 24, 2030 and with an interest rate of 4.875% p.a. (yield to maturity of 5.00%) paid on a half-yearly basis. Costs of R$46,540 were incurred to issue the notes, which will be recognized on the statement of income over the term of the debt according to the effective interest rate method.

The Company substantially used the proceedings to settle and renegotiate other debts of shorter term, making a tender offer for the following senior notes:

			12.31.19
Operation	Maturity	Notional repurchased	Outstanding notional amount

Sadia Overseas BRFSBZ7	2020	363,686	-
BRF AS BRFSBZ2	2022	795,932	1,471,420
BRF AS BRFSBZ5	2022	38,937	437,936
BRF AS BRFSBZ3	2023	641,363	1,394,578
BRF AS BRFSBZ4	2024	961,797	2,092,107

The premium paid on the repurchase was of R$92,053 and was recognized as Financial Expenses. Additionally, R$25,575 of costs that had been deferred were written-off, in proportion to the repurchased debts, recognized also as Financial Expenses.

The Company reserves the right to anticipate the repurchase of other liabilities by tender offer and open market transactions, following with its liability management strategy.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

16.3        Revolving Credit Facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. The referenced credit facility can be disbursed totally or partially, at the Company’s will, whenever necessary. On December 31, 2019 the facility was available, but unused.

16.4        Loans and financing maturity schedule

The maturity schedule of the loans and financing is as follows:

12.31.19
Current	3,132,028
Non-current	15,488,251
2021	1,906,989
2022	2,123,475
2023	2,421,966
2024	2,340,742
2025 onwards	6,695,079
18,620,279

16.5        Guarantees

	12.31.19	12.31.18
Total of loans and financing	18,620,279	22,165,444
Mortgage guarantees	51,237	267,862
Related to FINEM-BNDES	45,516	217,620
Related to tax incentives and other	5,721	50,242

On December 31, 2019, the amount of bank guarantees contracted by the Company was of R$666,335 (R$783,952 as of December 31, 2018) which were offered mainly in litigations involving the Company´s use of tax credits. These guarantees have an average cost of 1.77% p.a. (1.57% p.a. as of December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

17.     TRADE ACCOUNTS PAYABLE

	12.31.19	Restated (1) 12.31.18
Domestic suppliers
Third parties	4,930,424	4,458,077
Related parties	-	-
	4,930,424	4,458,077

Foreign suppliers
Third parties	915,611	1,079,438
Related parties	-	-
	915,611	1,079,438

(-) Adjustment to present value	(49,269)	(37,507)
	5,796,766	5,500,008

Current	5,784,419	5,487,205
Non-current	12,347	12,803

(1)       The restatement refers to the adoption of IFRS 16, in which the lease liabilities were reclassified from Trade Accounts Payable to a specific line (note 19).

On the trade accounts payable balance as of December 31, 2019, R$1,435,025 (R$1,301,304 as of December 31, 2018) corresponds to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

18.     SUPPLY CHAIN FINANCE

	12.31.19	Restated (1) 12.31.18
Supply chain finance - Domestic suppliers	671,869	715,335
Supply chain finance - Foreign suppliers	182,126	170,448
	853,995	885,783

(-) Adjustment to present value	(11,958)	(10,483)
	842,037	875,300

(1)       The restatement refers to the split of the adjustment to present value.

The Company has partnerships with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, has not identified any material change in the existing commercial conditions with its suppliers. These operations are presented in the cash flow of operating activities.

On December 31, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.38% to 0.67% p.m. (0.52% to 0.75% p.m. on December 31, 2018).

On December 31, 2019, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.32% to 0.46% p.m. (0.31% to 0.50% p.m. on December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

19.     LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, integrated producers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the contract, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

19.1        Right-of-use assets

The right-of-use assets as set forth below are in balances of property, plant and equipment and intangible assets (notes 14 and 15).

	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Exchange rate variation	Transfers	12.31.19
Cost
Land		-	23,453	-	(421)	(42)	(200)	22,790
Buildings		214,171	2,278,982	216,514	(119,540)	4,650	21,106	2,615,883
Machinery and equipment		129,589	1,182	4,110	(13,321)	28	(6,415)	115,173
Facilities		14,492	-	-	-	-	(14,492)	-
Vehicles		-	94,065	119,422	(8,751)	2,707	-	207,443
Software		68,424	61	(6,998)	(50,160)	-	44,378	55,705
		426,676	2,397,743	333,048	(192,193)	7,343	44,377	3,016,994

Depreciation
Land	22.31%	-	-	(5,134)	27	21	-	(5,086)
Buildings	17.79%	(74,527)	-	(429,600)	1,948	(644)	(10,013)	(512,836)
Machinery and equipment	36.32%	(75,422)	-	(39,361)	9,545	(8)	8,288	(96,958)
Facilities	-	(1,725)	-	-	-	-	1,725	-
Vehicles	34.32%	-	-	(58,325)	1,502	(534)	-	(57,357)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	-	(44,815)
		(209,160)	-	(569,909)	63,182	(1,165)	-	(717,052)
		217,516	2,397,743	(236,861)	(129,011)	6,178	44,377	2,299,942

19.2        Lease liabilities

	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.19

Land	5.5	-	17,166	6,287	(4,505)	(762)	2,909	(421)	(319)	20,355

Buildings	4.3	167,012	2,278,982	216,514	(410,466)	(85,940)	167,165	(111,134)	4,369	2,226,502

Machinery and equipment	1.3	66,534	1,182	4,110	(42,216)	(17,756)	17,757	(3,898)	(26)	25,687

Vehicles	2.0	-	94,065	119,422	(51,263)	(11,359)	11,359	(7,438)	2,189	156,975

Software	1.3	8,263	61	37,379	(44,567)	(85)	86	-	-	1,137

		241,809	2,391,456	383,712	(553,017)	(115,902)	199,276	(122,891)	6,213	2,430,656

Current		75,293								376,209
Non-current		166,516								2,054,447

(1)       Weighted average maturity, demonstrated in years.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

19.3        Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

12.31.19
Current	521,581
Non-current	1,909,075
2021	428,243
2022	357,652
2023	292,562
2024	235,664
2025 onwards	594,954
2,430,656

19.4        Incremental rates

The Company uses nominal incremental rates to measure its lease liabilities. The nominal and real interest rates are presented below.

Contract Terms	Nominal rate% p.a.	Actual rate% p.a.

1 year	8.46%	4.97%
2 years	9.49%	5.37%
3 years	10.60%	6.28%
4 years	11.43%	7.01%
5 years	11.84%	7.28%
6 years	12.13%	7.48%
8 years	12.43%	7.67%
9 years	12.51%	7.78%
10 years	12.61%	7.84%
11 years	12.68%	7.86%
13 years	12.81%	7.93%
14 years	12.86%	7.96%
15 years	12.90%	7.97%
18 years	13.01%	8.03%
20 years	13.12%	8.12%

19.5        Amounts recognized in the statement of income

Below are the amounts directly recognized in the statement of income related to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

12.31.19
Variable payments not included in the lease liabilities	222,096
Expenses related to short-term assets	226,010
Expenses related to low-value assets	4,890
452,996

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

19.6        Sale-leaseback transactions

In the prior years the Company has carried out Sale-leaseback transactions, that were disclosed in the consolidated financial statements in each applicable year. In all cases, the respective rental expenses were recognized monthly in the statement of income. With the adoption of IFRS 16, the right-of-use assets were recognized as of January 01, 2019, as well as the lease liability related to each contract.

In the year ended December 31, 2019, two additional Sale-leaseback transactions were formalized: i) the transshipment set point (“TSP”) located in the municipality of Bauru and, ii) TSP located in the municipality of Guarulhos; were analyzed within the scope of IFRS 16 and the right-of-use assets were recognized, as well as the lease liability related to the leases not yet due.

20       SHARE-BASED PAYMENT

The company grants to its eligible employees by the Board of Directors, stock options and restricted shares, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees.

20.1        Stock options

The quantity of granted options is determined by the Board of Directors annually, and the exercise price is equivalent to the average closing price of the share in B3 at the last twenty trading sessions, prior to the grant date. The exercise price is adjusted monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the notification of the exercise by the beneficiary.

The vesting period, when the employee cannot exercise the purchase of the shares is from 1 to 4 years. The beneficiary acquires the right to exercise the option in each year, proportionally to the vesting period.

The Company may grant stock options up until the limit of 2% of the total shares. In order to comply with the exercise of the options, the Company may issue new shares or use treasury shares.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	12.30.22	8,724,733	1,325,000	9.21	56.00	66.33
05.31.16	05.31.17	12.30.22	3,351,220	1,168,500	10.97	46.68	54.87
			12,075,953	2,493,500

(1)      Amounts expressed in Brazilian Reais.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

20.2        Restricted shares

Annually, or whenever it deems appropriate, the Board of Directors approves the granting of restricted shares, electing the beneficiaries in favor of which the Company will transfer the restricted shares, establishing the terms, quantities and conditions of acquisition of rights related to restricted shares.

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant made.

The total amount of restricted shares that may be granted under shall not exceed 0.5% of the registered common book-entry shares, with no par value, representatives of the Company’s total share capital.

Date		Quantity		Grant (1)
Grant	Vesting period	Shares granted	Outstanding shares	Fair value of the shares

06.14.18	06.14.20	270,000	172,125	20.00
10.01.18	10.01.20	2,311,394	2,087,222	21.44
09.01.19	09.01.21	68,605	68,605	30.61
		2,649,999	2,327,952

(1)      Amounts expressed in Brazilian Reais.

20.3        Rollforward of the stock options and restricted share plans

The rollforward of the granted options and shares in year ended December 31, 2019, is presented as follows:

Outstanding options/shares as of december 31, 2018	9,048,405
Issued - grant of 2019
September 2019	68,605
Transfer
Transfer on September 2018 (Restricted shares plan)	(54,193)
Transfer on June 2018 (Restricted shares plan)	(97,875)
Transfer on October 2018 (Restricted shares plan)	(191,710)
Forfeiture:
Grant of 2018 (Restricted shares)	(91,685)
Grant of 2017 (Restricted shares)	(196,141)
Grant of 2017	(193,045)
Grant of 2016	(1,208,600)
Grant of 2014	(1,854,753)
Grant of 2014	(407,556)
Outstanding options/shares as of december 31, 2019	4,821,452

The weighted average exercise price of the outstanding options conditioned to services is R$60.96 (sixty Brazilian Reais and ninety-six cents) (R$63.05 in December 31, 2018), and the weighted average remaining vesting term is 37 months (35 months in December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The Company has registered as capital reserve, under shareholders’ equity, the fair value of the options in the amount of R$255,445 (R$262,306 as of December 31, 2018). In the statement of income for the year ended December 31, 2019 the amount recognized as expense was R$6,861 (R$470 as of December 31, 2018).

20.4        Fair Value Measurement

The weighted average fair value of the outstanding options as of December 31, 2019 was R$10.03 (ten Brazilian Reais and three cents) (R$10.11 as of December 31, 2018). The fair value of the stock options was measured using the Black-Scholes pricing model, based on the following assumptions:

Assumptions	Value	Description
Expected period	Exercise in the 1st year - 3.5 years Exercise in the 2nd year - 4.0 years Exercise in the 3rd year - 4.5 years Exercise in the 4th year - 5.0 years	The beneficiaries will execise their options at the limit of the exercise period.
Risk-free interest rate	6.29% p.a.	National Treasury Bond (“NTN-B”) available on the date of calculation and with maturity equivalent to the terms of the option.
Volatility	27.08%	Took into account the weighting of the trading history of the Company's shares.
Expected dividends	2.40%	Is based on the average payment of dividends per share in relation to the market value of the shares for the past four years.
Expected inflation rate	3.82% p.a.	Is based on estimated IPCA by Central Bank of Brazil, considering the remaining average terms of the option.

21       EMPLOYEES BENEFITS PLANS

21.1        Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution  with Defined Benefit option – closed for admissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for admissions.

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature. Through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamentals guidelines and organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

a.              Defined benefit plans

The Plan II is a variable contribution plan structured as defined benefit during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income. The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The Plan FAF (Fundação Attílio Francisco Xavier Fontana) aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The complementary benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement, the length of the service and other criteria defined by the plan. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The actuarial calculations of the plans managed by BRF Previdência are made annually by independent specialists, according to the rules in force.

In the case of a deficit in the plans results, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

b.              Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the result obtained through the investment of the contributions. The contributions made by the Company in the years ended December 31, 2019 and December 31, 2018 amounted R$21,100 and R$18,708 respectively. On December 31, 2019, the plan has 37,637 participants (34,975 participants as of December 31, 2018).

When the participants of the plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

c.              Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	FAF		Plan II
	12.31.19	12.31.18	12.31.19	12.31.18
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,412,120	2,498,564	19,550	17,447
Fair value of assets	(3,771,792)	(3,193,931)	(29,580)	(27,819)
(Surplus) Deficit	(359,672)	(695,367)	(10,030)	(10,372)
Irrecoverable surplus - (asset ceiling)	359,672	695,367	6,777	8,502
Net actuarial (assets) liabilities	-	-	(3,253)	(1,870)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	695,367	801,530	8,502	8,452
Interest on irrecoverable surplus	64,113	78,069	782	821
Changes in irrecoverable surplus during the year	(399,808)	(184,232)	(2,507)	(771)
Ending balance of irrecoverable surplus	359,672	695,367	6,777	8,502

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	2,498,564	2,275,862	17,447	16,009
Interest on actuarial obligations	223,848	215,403	1,544	1,497
Current service cost	28,172	27,972	-	-
Benefit paid	(142,390)	(129,057)	(1,353)	(1,276)
Actuarial losses - experience	85,002	35,950	(1,176)	782
Actuarial losses - hypothesis	718,924	72,434	3,088	435
Ending balance of actuarial liabilities	3,412,120	2,498,564	19,550	17,447

Rollforward of fair value assets
Beginning balance of the fair value of plan assets	(3,193,931)	(3,077,392)	(27,819)	(26,682)
Interest income on assets plan	(287,961)	(293,472)	(2,497)	(2,534)
Benefit paid	142,390	129,057	1,353	1,276
Return on assets higher (lower) than projection	(432,290)	47,876	(617)	121
Ending balance of fair value assets	(3,771,792)	(3,193,931)	(29,580)	(27,819)

Rollforward of comprehensive income
Beginning balance	27,972	26,812	(567)	(1,284)
Reversion to statement of income	(27,972)	(26,812)	567	1,284
Actuarial gains (losses)	(803,925)	(108,384)	(1,911)	(1,217)
Return on assets higher (lower) than projection	432,289	(47,876)	617	(121)
Changes on irrecoverable surplus	399,808	184,232	2,507	771
Ending balance of comprehensive income	28,172	27,972	1,213	(567)

Costs recognized in statement of income
Current service costs	(28,172)	(27,972)	-	-
Interest on actuarial obligations	(223,848)	(215,403)	(1,544)	(1,497)
Projected return on assets	287,961	293,472	2,497	2,534
Interest on irrecoverable surplus	(64,113)	(78,069)	(782)	(821)
Costs recognized in statement of income	(28,172)	(27,972)	171	216

Estimated costs for the next year
Costs of defined benefit	(42,106)	(28,172)	228	171
Estimated costs for the next year	(42,106)	(28,172)	228	171

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

d.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	FAF		Plan II
	12.31.19	12.31.18	12.31.19	12.31.18
Actuarial assumptions
Economic hypothesis
Discount rate	7.28%	9.22%	7.02%	9.19%
Inflation rate	3.80%	4.00%	3.80%	4.00%
Wage growth rate	4.47%	4.68%	N/A	N/A

Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled mortality	RRB-1983	RRB-1983	RRB-1983	RRB-1983

Demographic data
Number of active participants	6,796	7,137	-	-
Number of participants in direct proportional benefit	-	30	-	-
Number of assisted beneficiary participants	6,834	6,498	51	51

e.              The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plans II
	12.31.19		12.31.18		12.31.19		12.31.18
Composition of the fund's portfolio
Fixed income	2,542,188	67.4%	2,306,657	72.2%	28,396	96.0%	24,021	86.4%
Variable income	524,279	13.9%	362,511	11.3%	444	1.5%	2,260	8.1%
Real estate	369,636	9.8%	271,165	8.5%	-	-	-	-
Structured investments	313,059	8.3%	233,476	7.3%	740	2.5%	1,472	5.3%
Transactions with participants	22,630	0.6%	20,122	0.7%	-	-	66	0.2%
	3,771,792	100.0%	3,193,931	100.0%	29,580	100.0%	27,819	100.0%

% of nominal return on assets	7.28%		9.36%		7.02%		7.50%

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

f.                Forecast and average term of payments of obligations

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plans II

2020	155,399	1,378
2021	165,605	1,417
2022	176,477	1,454
2023	187,207	1,490
2024	199,126	1,525
2025 onwards	1,183,961	8,047

Weighted average duration - in years	14.24	10.04

g.              Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2019 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities

Benefit plan - FAF
Discount rate	7.28%	8.28%	2,991,566	6.28%	3,938,373
Wage growth rate	4.47%	5.47%	3,559,945	3.47%	3,317,437

21.2           Employee benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.19	12.31.18
Medical assistance	187,274	149,046
F.G.T.S. Penalty (1)	247,485	167,588
Award for length of service	103,284	55,134
Other	151,431	96,383
	689,474	468,151

Current	95,919	94,728
Non-current	593,555	373,423

(1)       FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the consolidated financial statement:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

a.               F.G.T.S. retirement related penalty

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. The benefit paid is equivalent to 40% of penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

b.              Medical Plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

c.               Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

d.              Retirement compensation

On retirement, employees with more than 10 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

e.               Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

f.                Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which were prepared based on actuarial report reviewed by the Management, are as follows:

	Medical plan		F.G.T.S. penalty		Award for length of service		Others (1)
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Composition of actuarial liabilities
Present value of actuarial liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383
Net actuarial liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	149,046	132,845	167,588	161,342	55,134	49,328	96,384	84,770
Interest on actuarial liabilities	13,503	12,705	11,840	12,239	4,366	4,033	4,260	2,545
Current service costs	-	207	6,471	6,514	2,574	2,096	22,237	751
Past service costs - plan change²	-	-	(61,871)	-	-	-	-	-
Benefits paid directly by the Company	(4,262)	(6,550)	(10,791)	(20,107)	(14,056)	(9,738)	(9,268)	(6,746)
Present value of actuarial liabilities calculated in 2018	-	-	-	-	-	-	-	10,214
Actuarial (gains) losses - experience	(7,235)	5,449	7,897	10,698	11,142	9,578	10,462	4,940
Actuarial (gains) losses - demographic hypothesis	-	-	84,158	(5,945)	34,950	(739)	14,066	(943)
Actuarial losses - economic hypothesis	36,222	4,390	42,193	2,847	9,174	576	13,290	852
Ending balance of liabilities	187,274	149,046	247,485	167,588	103,284	55,134	151,431	96,383

Rollforward of fair value assets
Benefits paid directly by the Company	4,262	6,550	10,791	20,107	14,055	9,738	9,268	6,746
Contributions of the sponsor	(4,262)	(6,550)	(10,791)	(20,107)	(14,055)	(9,738)	(9,268)	(6,746)
Ending balance of fair value of assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(47,245)	(37,406)	(94,097)	(86,497)	-	-	(20,799)	(15,950)
Actuarial gains (losses)	(28,987)	(9,839)	(134,248)	(7,600)	-	-	(37,818)	(4,849)
Ending balance of comprehensive income	(76,232)	(47,245)	(228,345)	(94,097)	-	-	(58,617)	(20,799)

Costs recognized in statement of income
Interest on actuarial liabilities	(13,503)	(12,705)	(11,840)	(12,239)	(4,366)	(4,033)	(4,260)	(2,545)
Current service costs	-	(207)	(6,471)	(6,514)	(2,574)	(2,096)	(22,236)	(751)
Past service costs - plan change²	-	-	61,871	-	-	-	-	-
Immediate recognition of reduction	-	-	-	-	(55,266)	(9,415)	-	-
Cost recognized in statement of income	(13,503)	(12,912)	43,560	(18,753)	(62,206)	(15,544)	(26,496)	(3,296)

Estimated costs for the next year
Current service costs	-	-	(12,718)	(6,471)	(5,741)	(2,574)	(15,911)	(8,061)
Interest on actuarial liabilities	(13,586)	(13,503)	(13,993)	(11,840)	(6,275)	(4,366)	(8,201)	(4,192)
Estimated costs for the next year	(13,586)	(13,503)	(26,711)	(18,311)	(12,016)	(6,940)	(24,112)	(12,253)

(1)       Considers the sums of the retirement compensation and life insurance benefits.

(2)       Refers to a change in the legislation, related F.G.T.S. penalty by the Law Nº 13,932, of December 11, 2019, was extinguished the social contribution of 10% due by the employer.

g.              Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Others (1)
Actuarial assumptions	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18

Economic hypothesis
Discount rate	7.39%	9.26%	6.07%	8.76%	6.07%	8.76%
Inflation rate	3.80%	4.00%	3.80%	4.00%	3.80%	4.00%
Medical inflation	6.91%	7.12%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	4.02%	5.18%	4.02%	5.18%
F.G.T.S. balance growth	N/A	N/A	3.80%	4.00%	N/A	N/A
Demographic hypothesis
Schedule of mortality	AT-2000	AT-2000	AT-2000	AT-2000
Schedule of disabled	N/A	N/A	RRB-44	RRB-44
Schedule of turnover - BRF's historical	2,019	2,018	2,019	2,018
Demoraphic data
Number of active participants	1,115	1,141	86,849	83,966
Number of assisted beneficiary participants	572	609	-	-

(1)     Includes retirement compensation and life insurance benefits.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

h.              Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Others	Total

2020	6,867	59,366	11,287	18,558	96,078
2021	7,458	15,211	10,675	10,873	44,217
2022	8,077	14,876	8,500	11,165	42,618
2023	8,766	18,688	10,489	11,267	49,210
2024	9,536	19,018	13,298	11,466	53,318
2025 to 2029	60,542	116,882	61,852	69,207	308,483

Weighted average duration - in years	14.00	7.17	6.89	8.94	8.67

i.                 Sensitivity analysis of post-employment plans

The Company calculated the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2019, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities

Medical plan
Discount rate	7.39%	8.39%	164,033	6.39%	215,928
Medical inflation	6.91%	7.91%	214,935	5.91%	164,386

F.G.T.S. penalty
Discount rate	6.07%	7.07%	231,869	5.07%	265,473
Wage growth rate	4.02%	5.02%	251,275	3.02%	244,042
Turnover	Historical	+3%	200,715	-3%	318,893

22       PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these consolidated financial statements, the provision for tax, civil, labor, commercial and other, risks is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

22.1        Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil, commercial and other		Contingent liabilities (Business combination)		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Beginning balance	230,149	303,388	468,513	691,724	281,958	407,451	369,631	370,642	1,350,251	1,773,205
Additions	451,190	42,280	633,623	390,877	48,576	58,100	124	-	1,133,513	491,257
Reversals	(83,098)	(128,945)	(268,043)	(325,790)	(34,774)	(169,025)	(69,070)	(769)	(454,985)	(624,529)
Payments	(457,349)	(4,972)	(413,727)	(324,643)	(20,283)	(25,991)	-	-	(891,359)	(355,606)
Interest	442,622	39,415	182,749	120,476	32,058	32,337	-	-	657,429	192,228
Exchange rate variation	(50)	(8,452)	(41)	(37,894)	(358)	(8,921)	(31)	(100)	(480)	(55,367)
Transfer - held for sale	-	(12,565)	-	(46,237)	-	(11,993)	-	(142)	-	(70,937)
Ending balance	583,464	230,149	603,074	468,513	307,177	281,958	300,654	369,631	1,794,369	1,350,251

Current									1,084,308	495,584
Non-current									710,061	854,667

22.1.1 Tax

The tax contingencies consolidated and classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in a number of disputes related to the ICMS tax, such as: the maintenance of ICMS tax credits on the acquisition of staple foods that compose the basic food basket (cesta básica) with a reduced tax burden; maintenance of credits on the acquisition of goods for consumption, fixed assets, communication services, energy and presumed credit; alleged underpayment of tax rate differential; tax substitution; compensation with government debts; isolated fines and others, in the amount of R$418,963 (R$100,731 as of December 31, 2018).

In the second quarter of 2019, the judgment of the embargoes of the General Repercussion in the Federal Supreme Court (“STF”) that discusses the ICMS credit on staple foods that compose the basic food basket (cesta básica) was finalized. In face of an unfavorable decision of STF, the Company recognized a liability of R$749,177. A part of these debts has been paid-off and the outstanding balance is R$333,698.

PIS and COFINS: The Company discusses administratively and judicially the use of certain tax credits arising from the acquisition of raw materials to offset federal taxes, in the amount of R$139,711 (R$125,123 as of December 31, 2018).

Other tax contingencies: The Company recognizes other provisions for tax claims related to the payment of social security contributions, occupational accident insurance, INCRA, FUNRURAL, education salary, contributions due to joint liability for services provided by third parties, debts included in the government regularization program (REFIS) with the deposits awaiting conversion, in addition to debts arising from differences in supplementary fiscal obligations, import taxes, industrialized products taxes, and others.

22.1.2    Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these labor claims is individually significant. The Company recorded a provision based on past history of payments and on prognosis of loss.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

22.1.3    Civil, commercial and others

Civil, commercial and other contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as intellectual property, regulatory issues, environmental, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages and application of penalties.

Investigation by the Turkish Competition Board

The Turkish Competition Board (“TCB”) has performed an investigation and concluded that certain industries of chicken meat production, including the indirect subsidiary Banvit, violated the competition laws by controlling domestic price levels and volumes in the domestic market and controlling the supply in the Aegean region during the period before Banvit’s acquisition by BRF.

On September 17, 2019, TCB announced the final decision on this investigation, and imposed an administrative fine equivalent to R$22,507 (TRY 30,518). Banvit anticipated the payment of the fine to benefit from a 25% discount, under the terms of the Turkish law.

The Company has the right of reimbursement of the fine paid and costs associated through an insurance policy and through contractual provisions for losses related to the period prior to the acquisition of Banvit by BRF, as per the purchase agreement signed with the owners.

22.2        Contingencies with possible losses

The Company is involved in contingencies for which losses have been assessed as possible by Management with support from legal advisors. On December 31, 2019, the total amount of contingencies classified as possible was R$13,299,190 (R$13,965,789 as of December 31, 2018), of which R$300,561 (R$369,631 as of December 31, 2018) were recorded at fair value as a result of the business combination with Sadia.

22.2.1   Tax

Tax contingencies with possible risk of losses amounted to R$11,811,690 (R$12,336,852 as of December 31, 2018).

The most relevant cases are set forth below:

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$534,819 (R$524,521 as of December 31, 2018). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

Income Tax and Social Contribution (IRPJ and CSLL): The Company discusses administratively and judicially several proceedings related to refunds and compensation of negative income tax and social contribution balances These proceedings include credits arising from the Plano Verão, legal disputes requiring IRPJ and CSLL payment, compensation of tax loss carryforwards above the limit of 30% due to incorporation of entities. The contingencies related to these taxes totaled R$1,238,564 (R$1,311,087 as of December 31, 2018).

ICMS: The Company disputes the following associated to this tax: (i) non-acceptance of ICMS credits from fiscal benefits in interstate sales, when the benefit was unilaterally granted without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal”, in a total amount of R$1,457,867 (R$1,724,760 as of December 31, 2018); (ii) lack  of evidence of exports in the amount of R$261,880 (R$396,209 as of December 31, 2018);(iii) infraction notices from State of Rio de Janeiro, received on October 01, 2019 and February 11, 2020, referring to the period of 2014 and 2018, related to the supposed non- compliance of Agreement Terms (“TARE”), regarding tax benefit in Rio de Janeiro, in the amount of R$536,799 and (iv) R$2,291,608 (R$2,061,830 on December 31, 2018) related to other claims.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

IPI: The Company disputes administratively and judicially the denial of compensation of IPI credits resulting from purchases of duty-free goods, sales to Manaus Free Zone and purchases of supplies with PIS and COFINS from non-taxpayers. Such discussed cases totaled the amount of R$291,723 (R$445,147 as of December 31, 2018).

PIS and COFINS: The Company disputes administratively and judicially cases as the non-acceptance of PIS and COFINS credits arising from the non-cumulative system due to divergence on the concept of input and of the use in the productive process, the requirement of taxation revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Decrees-Law 2.445/88 and 2.449/88 (“semestralidade”) and others, in the amount of R$4,915,293 (R$4,363,107 as of December 31, 2018).

Social Security Taxes: The Company disputes cases related to the charges of social security on payroll, management and employees profit sharing, as well as joint responsibility in civil construction service and others in a total amount of R$274,278 (R$244,537 as of December 31, 2018).

Other Relevant Contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS/COFINS and IRPJ not approved awaiting final decision of the processes, calculation basis of social contribution, tax on services and others of several natures, fees, property tax, import tax and IOF, totaling R$493,104 (R$449,282 as of December 31, 2018).

22.2.2    Labor

On December 31, 2019 the labor contingencies assessed as possible loss totaled R$84,039 (R$125,505 as of December 31, 2018).

22.2.3    Civil, commercial and others

Civil, commercial and other contingencies for which losses were assessed as possible totaled R$1,403,461 (R$1,503,432 as of December 31, 2018) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as intellectual property, regulatory issues, environmental, traffic accidents, consumer relations, among others. The claims are mostly for compensation of losses and damages and application of penalties.

22.2.4    Others

The Company has been subject to investigations conducted by public authorities denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as well as a shareholder’s class action also in 2018. The development of these processes and the already incurred effects are described in the notes 1.2 and 1.3.

23       SHAREHOLDERS’ EQUITY

23.1          Capital stock

On December 31, 2019, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common book-entry shares with no par value.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

23.1.1    Breakdown of capital stock by nature

	12.31.19	12.31.18	12.31.17
Common shares	812,473,246	812,473,246	812,473,246
Treasury shares	(713,446)	(1,057,224)	(1,333,701)
Outstanding shares	811,759,800	811,416,022	811,139,545

23.1.2    Breakdown of the capital by owner

The shareholding position of shareholders holding more than 5% of the voting capital, management and members of the Board of Directors is presented below:

	12.31.19		12.31.18
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobras de Seguridade Social - Petros (1)	92,716,266	11.41	93,226,766	11.47
Caixa de Previd. dos Func. do Banco do Brasil (1)	76,974,752	9.47	86,506,952	10.65
Management
Board of Directors	6,474,420	0.80	6,376,083	0.78
Executives	236,338	0.03	31,662	0.00
Treasury shares	713,446	0.09	1,057,224	0.13
Other	635,358,024	78.20	625,274,559	76.97
	812,473,246	100.00	812,473,246	100.00

(1)        The pension funds are controlled by employees that participate in the respective entities.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in its bylaws.

23.1.3    Rollforward of outstanding shares

	Quantity of outstanding of shares
	12.31.19	12.31.18	12.31.17
Shares at the beginning of the year	811,416,022	811,139,545	799,005,245
Sale of treasury shares	-	-	12,134,300
Transfer of restricted shares	343,778	276,477	-
Shares at the end of the year	811,759,800	811,416,022	811,139,545

23.2       Capital reserve

	12.31.19	12.31.18	12.31.17
Result on sale and exchange of shares	125,532	125,532	125,532
Shares based payment	223,011	229,872	229,395
Acquisition of non-controlling interest	(155,478)	(239,830)	(239,830)
Capital transactions with subsidiaries	(220)	(220)	-
	192,845	115,354	115,097

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

23.3       Absorption of accumulated losses

The earnings for the year of R$297.612 were fully used to offset accumulated losses.

23.4       Treasury shares

The Company has 713,446 shares in treasury, with an average cost of R$53.60 (fifty-three Brazilian Reais and sixty cents) per share, and market value corresponding to R$25,113.

During the year of 2019, the Company used 343.778 treasury shares for fulfilling the obligations related to share-based payments as disclosed (note 23.3).

24           EARNINGS (LOSS) PER SHARE

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares). Since the share price on December 31, 2019 is lower than the strike price, the options do not have a dilutive effect.

Continued operations	12.31.19	12.31.18	12.31.17
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,067,312	(2,114,968)	(984,245)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Net earnings (loss) per share basic - R$	1.32	(2.61)	(1.22)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	1,067,312	(2,114,968)	(984,245)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Number of potential shares (restricted shares)	2,327,952	-	-
Weighted average number of outstanding shares - diluted	813,867,119	811,294,251	803,559,763
Net earnings (loss) per share diluted - R$	1.31	(2.61)	(1.22)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Discontinued operations	12.31.19	12.31.18	12.31.17
Basic numerator
Net (loss) for the exercise attributable to controlling shareholders	(904,628)	(2,333,093)	(141,327)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Net (loss) per share basic - R$	(1.11)	(2.88)	(0.18)

Diluted numerator
Net (loss) for the exercise attributable to controlling shareholders	(904,628)	(2,333,093)	(141,327)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Weighted average number of outstanding shares - diluted	811,539,167	811,294,251	803,559,763
Net (loss) per share diluted - R$	(1.11)	(2.88)	(0.18)

Continued and discontinued operations	12.31.19	12.31.18	12.31.17
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	162,684	(4,448,061)	(1,125,572)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Net earnings (loss) per share basic - R$	0.20	(5.48)	(1.40)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	162,684	(4,448,061)	(1,125,572)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	811,539,167	811,294,251	803,559,763
Number of potential shares (restricted shares)	2,327,952	-	-
Weighted average number of outstanding shares - diluted	813,867,119	811,294,251	803,559,763
Net earnings (loss) per share diluted - R$	0.20	(5.48)	(1.40)

25           FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

25.1     Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 19, 2019, is valid for one year and is available at the Company’s website.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»   To protect operating and financial results of Company, as well its shareholders’ equity from adverse changes in the prices market, specially commodities, foreign exchange and interests;

»   To protect the Company against the counterparty risks in existing financial operations, as well as establish guidelines for liquidity support necessary to the Company fulfil its financial undertakings;

»   To protect the cash of Company against prices volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments can be used.

25.2     Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

 i.                Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

ii.                Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2019, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco Itaú, Banco Santander, Citibank, HSBC and J.P. Morgan Chase Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Citibank, Deutsche Bank, ING Bank, Morgan Stanley and Rabobank.

25.3     Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The ideal capital structure definition at BRF is essentially associated to: (i) strong cash position as a tolerance factor to liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; (iii) maximization of the capital opportunity cost.

As guideline, the gross debt must be concentrated in the long term. On December 31, 2019, the long term consolidated gross debt represented 82.5% (78.7% as of December 31, 2018) of the total gross indebtedness, which has an average term higher than four years.

The Company monitors the gross debt and net debt as set forth below:

	12.31.19			12.31.18
	Current	Non-current	Total	Total
Foreign currency debt	(296,850)	(10,709,674)	(11,006,524)	(11,538,304)
Local currency debt	(2,835,179)	(4,778,576)	(7,613,755)	(10,627,140)
Derivative financial liabilities	(153,612)	-	(153,612)	(235,035)
Gross debt	(3,285,641)	(15,488,250)	(18,773,891)	(22,400,479)

Marketable securities and cash and cash equivalents	4,655,967	307,352	4,963,319	5,667,222
Derivative financial assets	195,324	49,991	245,315	182,339
Restricted cash	296,294	-	296,294	861,621
Net debt	1,861,944	(15,130,907)	(13,268,963)	(15,689,297)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	12.31.19
	Book value	Contractual cash flow	2020	2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	8,212,795	9,766,282	3,284,296	2,230,020	518,647	1,365,454	391,036	1,976,829
Bonds	10,407,484	13,392,884	430,835	455,397	2,354,479	1,756,083	2,371,831	6,024,259
Trade accounts payable	5,796,766	5,846,035	5,833,689	6,897	2,854	2,595	-	-
Supply chain finance	842,037	853,995	853,995	-	-	-	-	-
Lease payables	2,430,656	3,192,956	562,890	498,763	449,538	396,849	344,987	939,929

Derivative financial liabilities
Financial instruments designated as cash flow hedge
Currency derivatives (NDF)	8,507	8,262	8,262	-	-	-	-	-
Commodities derivatives - Corn (NDF)	42,920	42,920	42,917	3	-	-	-	-
Commodities derivatives - Soybean meal (NDF)	1,275	1,275	1,275	-	-	-	-	-
Commodities derivatives - Soybean oil (Options)	6	(216)	(216)	-	-	-	-	-
Commodities derivatives - Soybean (NDF)	3,056	3,056	3,056	-	-	-	-	-
Currency derivatives (options)	64,910	(131,009)	(131,009)	-	-	-	-	-
Commodities derivatives - Corn (Options)	53	(73)	(73)	-	-	-	-	-
Commodities derivatives - Soybean meal (Options)	999	(1,132)	(1,132)	-	-	-	-	-
Commodities derivatives (Future)	520	520	520	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives (NDF)	23,803	28,252	28,252	-	-	-	-	-
Currency derivatives (Future)	4,854	4,854	4,854	-	-	-	-	-
Commodities derivatives (Options)	2,712	(1,879)	(1,879)	-	-	-	-	-

For the year ended December 31, 2019, the Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated or substantially modified outside the normal course of business.

25.4     Market risk management

a.               Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the fluctuation of such rates and manage the mismatch between its financial investments and debts.

The indebtedness is essentially linked to the fixed coupon (R$, USD and EUR), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 16.

b.              Foreign exchange risk

Foreign exchange risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i.                    Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the statement of income are as follows, summarized in Brazilian Reais:

	12.31.19	12.31.18

Cash and cash equivalents	329,630	127,266
Trade accounts receivable	32,353	65,820
Trade accounts payable	(2,057,053)	(861,341)
Loans and financing	(7,862,992)	(7,347,953)
Derivative financial instruments (hedge)	1,734,517	5,209,168
Investments, net	7,424,196	2,571,870
Other assets and liabilities, net	146	376

Exposure in result	(399,203)	(234,794)

The investments, net line item is comprised of natural hedges derived from assets and liabilities of foreign subsidiaries with Brazilian Reais as functional currency.

The net P&L exposure is mainly composed of the following currencies:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Net P&L Exposure	12.31.19	12.31.18

Argentinian Peso (ARS)	(13,236)	186,538
Euros (EUR)	23,624	(389,412)
Pound Sterling (GBP)	6,949	(71,314)
Yen (JPY)	(17,285)	4,041
Rubles (RUB)	2,780	91,720
Turkish Liras (TRY)	(418,576)	(348,639)
U.S. Dollars (USD)	16,541	292,272
Total	(399,203)	(234,794)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on December 31, 2019 are not designated as hedge accounting and are set forth below:

12.31.19
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Average Rate	Fair value (R$)
Non-deliverable forward	EUR	BRL	1st Qtr. 2020	EUR	225,000	4.5653	(5,069)
Non-deliverable forward	USD	BRL	1st Qtr. 2020	USD	385,000	4.0791	(17,965)
Collar	BRL	USD	4th Qtr. 2020	USD	15,000	4.1495	393
Futures - B3	USD	BRL	1st Qtr. 2020	USD	194,500	4.0224	(4,854)
Currency swap	100.00% CDI+1,43%	USD+4.24% p.a.	3rd Qtr. 2028	BRL	1,601,096	-	49,827
Non-deliverable forward	EUR	JPY	1st Qtr. 2020	EUR	20,487	122.0298	9
Non-deliverable forward	EUR	USD	1st Qtr. 2020	EUR	35,000	1.1209	758
Non-deliverable forward	EUR	RUB	1st Qtr. 2020	EUR	21,092	71.1157	(769)
Collar	TRY	USD	1st Qtr. 2020	USD	50,000	6.1805	(304)

Total							22,026

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

ii.                    Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative and non-derivative financial instruments designated as cash flow hedges for FX operating exposure on December 31, 2019 are set forth below:

12.31.19
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value

Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2020	USD	218,000	4.1141	19,009
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2020	USD	27,000	4.1032	1,631
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2020	USD	22,000	4.1485	1,893
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2020	USD	9,000	4.1090	308
Collar	USD Exports	BRL	USD	1st Qtr. 2020	USD	343,000	4.0711	9,114
Collar	USD Exports	BRL	USD	2nd Qtr. 2020	USD	326,000	4.0775	8,987
Collar	USD Exports	BRL	USD	3rd Qtr. 2020	USD	242,000	4.1973	22,299
Collar	USD Exports	BRL	USD	4th Qtr. 2020	USD	154,000	4.2046	12,923

								76,164

12.31.19
Cash flow hedge - Non-derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Average Rate	Fair value (1)

Bond BRF SA BRFSBZ5	USD Exports	-	USD	2nd Qtr. 2022	USD	109,312	2.0213	(278,077)
Bond BRF SA BRFSBZ3	USD Exports	-	USD	2nd Qtr. 2023	USD	150,000	2.0387	(298,800)

								(576,877)

(1)    Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

 iii.                Investments exposure

The Company owns investments abroad in functional currencies different than the Brazilian Real, which generates currency exposure that affects directly the Company’s Shareholders’ Equity, in Other Comprehensive Income.

On August 1st, 2019 the Company started to use the net investment hedge accounting strategy to reduce this exposure. The non-derivative financial instruments designated as instruments for net investment hedge on December 31, 2019 are set forth below:

12.31.19
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (1)

Bond - BRF SA BRFSBZ4	Federal Foods LLC	-	USD	3rd Qtr. 2026	USD	77,018	3.7649	(20,467)
Bond - BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	3rd Qtr. 2026	USD	107,918	3.7649	(29,126)
Bond - BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	3rd Qtr. 2026	USD	65,064	3.7649	(17,225)

								(66,818)

(1) Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

c.               Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

Corn and soy prices are subject to volatility resulting from weather conditions, harvest productivity, transport and warehouse costs, government agricultural policies, FX rates and international market prices, among other factors.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on December 31, 2019 are set forth below:

12.31.19
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value

Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2020	27,950	ton	121.64	(532)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	87,915	ton	121.67	400
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2020	54,985	ton	123.25	64
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2020	29,937	ton	125.42	(339)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2020	249,821	ton	178.06	(25,584)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	119,893	ton	183.32	(13,290)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2020	20,067	ton	147.63	395
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2020	4,001	ton	683.76	1,335
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	4,001	ton	690.65	1,354
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2020	2,001	ton	698.37	663
Call - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2020	1,000	ton	701.29	334
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2020	3,990	ton	651.07	1,489

							(33,711)

12.31.19
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Average rate (USD/Ton)	Fair value

Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2020	2,000	ton	345.91	(42)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	2nd Qtr. 2020	1,994	ton	337.03	(184)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2020	18,486	ton	335.97	(1,770)
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	12,492	ton	338.57	(1,060)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2020	624,044	ton	161.03	8,915
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2020	273,456	ton	157.78	(98)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	205,762	ton	159.03	474
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	6,515	ton	161.78	(3)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2020	244,944	ton	153.54	4,361
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2020	23,193	ton	758.22	(224)
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2020	24,543	ton	735.57	(225)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2020	15,822	ton	658.66	(71)

							10,073

12.31.19
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Average rate	Fair value

Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2020	USD	38,300	4.0255	(25)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2020	USD	101,140	4.1265	7,885
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2020	USD	49,362	4.1820	5,652
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2020	USD	36,951	4.1840	3,473
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2021	USD	1,054	4.2682	163

								17,148

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

d.              Stock price risk

On August 16, 2017, the Company sold shares held in treasury and entered into a Total Return Swap instrument in equivalent amount, settled on February 05, 2019. By this instrument, the Company had the right to receive or pay the variation on the stock price (BRFS3) in exchange for the payment of interest indexed to CDI. On December 31, 2019, the only stock price risks existing in the Company are related to the investments in shares of Cofco (note 5).

25.5     Hedge accounting

25.5.1       Designated relations

The Company applies hedge accounting rules for derivative and non-derivative financial instruments that qualify as cash flow hedge, fair value hedge and net investment hedge in accordance with the Risk Policy determinations. The hedge index, which represents the proportion of the object hedged by the instrument, is determined for each relation according to the dynamic of the risks of the object and of the instrument.

The hedge accounting relationships formally designated on December 31, 2019 as well its effects are demonstrated below:

 i.                Cash flow hedge accounting – exports in foreign currencies

The future exports in foreign currencies are highly probable and qualify as hedged object since the Company expects to keep its sales in foreign currencies for future periods, based on sales already committed and historical exports.

The derivative and non-derivative financial instruments used for hedging (note 25.4.b.ii) have a direct economic relation with the objects risk, since both transactions are in the same currency. The main source of ineffectiveness in this relationship is the possible mismatch between maturity of the instruments and the dates of the sales. However, this mismatch is limited within the month of designation and it is not expected to compromise the hedge relationship.

ii.                Cash flow hedge – commodities

The future commodities purchases are highly probable and qualify as hedge object as far as these inputs are essential for the productive process of the Company. The exposure consists of purchases already committed and of historical purchase volumes.

The derivative instruments used as hedge (note 25.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. The main source of ineffectiveness is the seasonality, which in atypical situations may delay or anticipate the orders. It is not expected that this ineffectiveness may compromise the hedge relation.

 iii.            Fair value hedge – commodities

The Company has agreements with suppliers for future purchases at fixed prices. These agreements are firm commitments, which the company designates as fair value hedge objects.

The derivative instruments used as hedge (note 25.4.c) have a strong economic relation with the objects risk, since the purchase prices negotiated with the suppliers are indexed to the same prices used as coverage. There are no relevant sources of ineffectiveness that may compromise the hedge relation.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

25.5.2     Gains and losses with hedge accounting instruments

The rollforward of fair value designated as hedge accounting is set forth below:

12.31.19
	Cash flow hedge				Fair value hedge	Net investment hedge
	Interest	Foreign exchange		Commodities	Commodities	Foreign exchange
	Derivatives	Derivatives	Non-derivatives	Derivatives	Derivatives	Non-derivatives	Total

Fair value on 12.31.18 - Restated	(82)	21,483	(662,732)	(9,144)	17,920	-	(632,555)

Settlement	34	35,758	123,962	37,930	(865)	-	196,819
Inventories	-	-	-	2,839	(6,510)	-	(3,671)
Other comprehensive income	3	53,349	23,328	(18,324)	-	(66,818)	(8,462)
Operating result - income	-	(18,215)	-	-	-	-	(18,215)
Operating result - cost	-	-	-	(47,012)	16,676	-	(30,336)
Financial result	45	(16,211)	(61,435)	-	-	-	(77,601)

Fair value on 12.31.19	-	76,164	(576,877)	(33,711)	27,221	(66,818)	(574,021)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

25.6     Derivative Financial Instruments

Summarized financial position of derivative financial instruments:

	12.31.19	12.31.18

Asset
Designated as hedge accounting
Currency derivatives	166,729	118,191
Commodities derivatives	25,191	22,761
Not designated as hedge accounting
Currency derivatives	53,395	41,387
	245,315	182,339

Current assets	195,324	182,339
Non-current assets	49,991	-

Liabilities
Designated as hedge accounting
Currency derivatives	(73,417)	(96,789)
Commodities derivatives	(48,829)	(13,985)
Not designated as hedge accounting
Currency derivatives	(31,369)	(25,107)
Stock price derivatives	-	(99,154)
	(153,615)	(235,035)

Current liabilities	(153,612)	(235,035)
Non-current liabilities	(3)	-

25.7     Sensitivity analysis

The Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis is based on the position as of December 31, 2019, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Parity - R$ x USD		4.0307	3.6276	3.0230	5.0384	6.0461
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	46,325	248,991	552,991	(460,341)	(967,007)
Options - currencies	Devaluation of R$	52,954	428,644	1,072,548	(880,094)	(1,953,268)
Bonds	Devaluation of R$	(518,452)	(413,931)	(257,149)	(779,754)	(1,041,056)
Exports (object)	Appreciation of R$	442,051	(149,406)	(1,116,964)	1,914,520	3,527,114
Cost (object)	Appreciation of R$	(22,878)	(114,298)	(251,426)	205,669	434,217
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(18,635)	(173,817)	(406,590)	369,319	757,274
Options - currencies	Devaluation of R$	-	5,886	14,955	(11,391)	(26,506)
Future purchase - B3	Appreciation of R$	1,605	(76,792)	(194,388)	197,598	393,591
Net effect		(17,030)	(244,723)	(586,023)	555,526	1,124,359

Parity - R$ x EUR		4.5305	4.0775	3.3979	5.6631	6.7958
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Not designated as hedge accouting
NDF - Purchase EUR x USD	Appreciation of EUR	442	(15,415)	(39,200)	40,083	79,725
NDF - Purchase EUR x RUB	Appreciation of EUR	(1,764)	(11,323)	(25,660)	22,132	46,028
NDF - Purchase	Appreciation of R$	(7,825)	(109,762)	(262,666)	247,015	501,856
Net effect		(9,147)	(136,500)	(327,526)	309,230	627,609

Price parity CBOT - Corn - USD/Ton		156.76	141.08	117.57	195.95	235.14
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	13,878	83,998	189,178	(161,423)	(336,723)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	(34,285)	(57,645)	(92,685)	24,115	82,515
Put	Increase in the price of corn	(875)	(15,946)	(38,552)	-	-
Corn options	Decrease in the price of corn	-	-	(1,718)	2,975	6,118
Cost (object)	Increase in the price of corn	21,282	(10,407)	(56,223)	134,333	248,090
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - USD/Ton		122.14	109.93	91.61	152.68	183.21
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	(24)	(8,435)	(21,052)	21,004	42,032
Soybean meal options	Decrease in the price of soybean meal	-	(2,656)	(8,912)	7,573	18,000
Cost (object)	Increase in the price of soybean meal	24	11,091	29,964	(28,577)	(60,032)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - USD/Ton		359.21	323.29	269.41	449.01	538.81
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in the price of soybean	(3,056)	2,007	9,603	(15,715)	(28,373)
Cost (object)	Increase in the price of soybean	3,056	(2,007)	(9,603)	15,715	28,373
Net effect		-	-	-	-	-

Price parity CBOT - Soybean oil - USD/Ton		773.62	696.26	580.22	967.03	1,160.43
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean oil purchase	Decrease in the price of soybean oil	3,686	255	(4,892)	12,263	20,840
Soybean oil options	Decrease in the price of soybean oil	-	252	(745)	4,562	7,657
Cost (object)	Increase in the price of soybean oil	(3,686)	(507)	5,637	(16,825)	(28,497)
Net effect		-	-	-	-	-

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

25.8     Financial instruments by category

	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting (1)	-	-	-	191,920	191,920

Liabilities
Trade accounts payable	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and financing (2)	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting (1)	-	-	-	(122,246)	(122,246)
	(19,471,439)	26,678	19,285	2,679,427	(16,746,049)

(1)          All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.

(2)          All loans and financing are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	12.31.18
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	722,838	-	-	-	722,838
Cash equivalents	-	-	-	4,146,724	4,146,724
Marketable securities	331,395	139,469	16,398	310,398	797,660
Restricted cash	861,621	-	-	-	861,621
Trade accounts receivable	2,409,667	-	-	203,224	2,612,891
Other receivables	204,072	-	-	-	204,072
Derivatives not designated	-	-	-	41,387	41,387
Derivatives designated as hedge accounting	-	-	-	140,952	140,952

Liabilities
Trade accounts payable - Restated	(5,500,008)	-	-	-	(5,500,008)
Supply chain finance	(875,300)	-	-	-	(875,300)
Loans and financing	(22,165,444)	-	-	-	(22,165,444)
Derivatives not designated	-	-	-	(124,261)	(124,261)
Derivatives designated as hedge accounting	-	-	-	(110,774)	(110,774)
	(24,011,159)	139,469	16,398	4,607,650	(19,247,642)

25.9     Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

»   Level 1 – Uses prices quoted (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;

»   Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and

»   Level 3 – Instruments whose significant inputs are non-observable. The Company does not have financial instruments in this classification.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the year ended on December 31, 2019, there were no changes between the 3 levels of hierarchy.

	12.31.19			12.31.18
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	19,285	-	19,285	16,398	-	16,398
Stocks	26,678	-	26,678	139,469	-	139,469
Fair value through profit and loss
Savings account and overnight	689,874	-	689,874	401,145	-	401,145
Term deposits	374,859	-	374,859	21,150	-	21,150
Bank deposit certificates	-	879,758	879,758	-	3,720,708	3,720,708
Financial treasury bills	396,994	-	396,994	295,699	-	295,699
Investment funds	20,301	-	20,301	3,721	-	3,721
Trade accounts receivable	-	225,941	225,941	-	203,224	203,224
Derivatives	-	245,315	245,315	-	182,339	182,339
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(153,615)	(153,615)	-	(235,035)	(235,035)
	1,527,991	1,197,399	2,725,390	877,582	3,871,236	4,748,818

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, the debentures are based in level 2 and are measured by discounted cash flows.

		12.31.19		12.31.18
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(435,934)	(460,606)	(451,542)	(456,190)
BRF SA BRFSBZ4	2024	(2,086,169)	(2,191,726)	(2,898,940)	(2,695,884)
BRF SA BRFSBZ3	2023	(1,370,446)	(1,427,754)	(1,888,811)	(1,754,586)
BRF SA BRFSBZ2	2022	(1,492,653)	(1,559,476)	(2,248,510)	(2,189,975)
BRF SA BRFSBZ4 7/8	2030	(3,022,773)	(3,160,573)	-	-
Debentures	2030	(755,760)	(832,213)	-	-
BFF bonds
Sadia Overseas BRFSBZ7	2020	-	-	(342,958)	(349,241)
BRF GmbH bonds
BRF SA BRFSBZ4	2026	(1,999,509)	(2,101,175)	(1,915,685)	(1,702,211)
		(11,163,244)	(11,733,523)	(9,746,446)	(9,148,087)

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

26           SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources.

With the sale of the Argentina, Europe and Thailand Operations and changes in the management, the Company has modified its operating segments in relation to December 31, 2018 primarily observing the Company’s business regions, being: (i) Brazil; (ii) International, which concentrates all the Company’s operations abroad and has absorbed the Halal and International segments disclosed in the consolidated financial statements of December 31, 2018; and (iii) Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products. Their characteristics are described below:

»   Poultry: production and sale of whole poultry and in-natura cuts.

»   Pork and other: production and sale of in-natura cuts.

»   Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.

»   Other sales: sale of flour for food service and others.

Other segments are divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

Net sales	12.31.19	12.31.18	12.31.17
Brazil
In-natura	4,635,597	3,998,483	3,483,239
Poultry	3,692,377	3,198,356	2,689,908
Pork and other	943,220	800,127	793,331
Processed	12,839,008	12,274,681	11,688,008
Other sales	14,874	19,372	17,365
	17,489,479	16,292,536	15,188,612

International
In-natura	12,605,846	10,905,155	10,296,197
Poultry	11,262,954	10,021,923	8,926,311
Pork and other	1,342,892	883,232	1,369,886
Processed	2,119,918	1,850,614	1,534,163
Other sales	173,630	312,902	419,488
	14,899,394	13,068,671	12,249,848

Other segments	1,058,107	827,214	875,700
	33,446,980	30,188,421	28,314,160

The operating income (loss) for each segment is set forth below:

	12.31.19	12.31.18	12.31.17
Brazil	1,818,813	590,416	987,163
International	1,275,285	23,778	19,991
Other segments	109,138	89,311	79,016
Sub total	3,203,236	703,505	1,086,170
Corporate	(454,899)	(909,839)	(422,986)
	2,748,337	(206,334)	663,184

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

The items presented above as Corporate refers to relevant events not attributable to the normal course of business neither to the operating segments. For the year ended December 31, 2019, the main events were: R$79,937 (R$78,889 in the same period of the previous year) of expenses related to investigations involving the Company and, R$48,251 (R$14,848 in the same period of the previous year) related to demobilization expenses.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended December 31, 2019 and December 31, 2018.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	12.31.19	12.31.18	12.31.19	12.31.18	12.31.19	12.31.18
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,562,104	1,543,467	339,784	353,684	1,901,888	1,897,151
	2,713,602	2,694,965	1,322,262	1,336,162	4,035,864	4,031,127

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

27           NET SALES

	12.31.19	12.31.18	12.31.17
Gross sales
Brazil	21,645,253	20,659,378	19,350,033
International	16,191,795	14,012,629	13,233,323
Other segments	1,167,463	941,360	952,506
	39,004,511	35,613,367	33,535,862

Sales deductions
Brazil	(4,155,774)	(4,366,842)	(4,161,421)
International	(1,292,401)	(943,958)	(983,475)
Other segments	(109,356)	(114,146)	(76,806)
	(5,557,531)	(5,424,946)	(5,221,702)

Net sales
Brazil	17,489,479	16,292,536	15,188,612
International	14,899,394	13,068,671	12,249,848
Other segments	1,058,107	827,214	875,700
	33,446,980	30,188,421	28,314,160

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

28           OTHER OPERATING INCOME (EXPENSES), NET

	12.31.19	12.31.18	12.31.17
Income
Recovery of expenses (1)	1,293,623	285,309	119,907
Provision reversal	16,638	27,920	13,428
Scrap sales	12,494	14,724	14,487
Net gains on disposal of investments	4,616	-	-
Tax amnesty program ("PERT")	-	-	147,664
Other	40,921	59,709	87,452
	1,368,292	387,662	382,938

Expenses
Provision for civil and tax risks (2)	(395,389)	(18,013)	(180,773)
Employee participation and bonuses	(269,755)	(47,025)	(101,500)
Expenses with investigations and class action (3)	(284,373)	(78,889)	(78,347)
Demobilization expenses	(48,251)	(14,848)	(44,663)
Insurance claims costs	(19,830)	(9,436)	(25,058)
Net loss from the disposals of property, plant and equipment	(15,402)	(59,633)	(21,178)
Other employees benefits	(13,500)	(25,037)	(33,224)
Costs on business disposed	-	(27,848)	(36,718)
Restructuring	-	(17,781)	(14,933)
Expected credit losses	-	(2,664)	(13,646)
Other	(97,408)	(67,177)	(166,365)
	(1,143,908)	(368,351)	(716,405)
	224,384	19,311	(333,467)

(1)       Includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base (note 9).

(2)       Includes the effects of the tax contingency on ICMS credit in the basic food basket products (note 22).

(3)       Notes 1.2 and 1.3.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

29           FINANCIAL INCOME (EXPENSES), NET

	12.31.19	12.31.18	12.31.17
Financial income
Interest on assets (1)	1,048,527	596,374	302,494
Exchange rate variation on net assets of foreign subsidiaries	215,822	330,523	213,460
Exchange rate variation on other assets	194,634	404,579	-
Interest on cash and cash equivalents	140,530	159,316	267,781
Interests on financial assets classified as:
Amortized cost	93,433	98,649	61,661
Fair value throught profit and loss	21,065	14,544	19,825
Fair value throught other comprehensive income	631	651	8,209
Exchange rate variation on marketable securities	27,857	44,996	-
Impairment on marketable securities	5,153	-	-
Exchange rate variation on other liabilities	-	-	388,117
Tax amnesty program ("PERT")	-	-	302,144
	1,747,652	1,649,632	1,563,691

Financial expenses
Interest on loans and financing (2)	(1,516,706)	(1,335,061)	(1,410,175)
Interest on liabilities (3)	(1,015,872)	(220,349)	(520,089)
Exchange rate variation on loans and financing	(320,852)	(1,265,861)	(190,352)
Adjustment to present value	(305,239)	(277,371)	(283,280)
Loss on derivative transactions, net	(173,351)	(212,672)	(117,238)
Loss on grains price variation	(14,854)	(112,841)	(22,337)
Exchange rate variation on other liabilities	(2,122)	(169,538)	-
Impairment on marketable securities	-	(7,557)	-
Exchange rate variation on other assets	-	-	(593,534)
Exchange rate variation on marketable securities	-	-	(94,612)
Others	(264,055)	(289,856)	(213,832)
	(3,613,051)	(3,891,106)	(3,445,449)
	(1,865,399)	(2,241,474)	(1,881,758)

(1)       Includes the financial effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base (note 9).

(2)       Includes the premium paid effects of bonds repurchases and write-off of deferred costs (note 16.2).

(3)       Includes the financial effects of the tax contingency on ICMS credit in the basic food basket products (note 22).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

30           STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	12.31.19	12.31.18	12.31.17
Costs of sales
Raw materials and consumables (1)	17,665,346	17,790,900	15,024,871
Salaries and employees benefits	3,618,779	3,637,727	3,679,921
Depreciation	1,787,506	1,381,226	1,304,955
Amortization	126,953	78,627	91,225
Others	2,171,458	2,432,273	2,500,243
	25,370,042	25,320,753	22,601,215

Sales expenses
Indirect and direct logistics expenses	2,133,894	2,260,379	2,034,641
Marketing	558,043	507,979	462,090
Salaries and employees benefits	1,369,277	1,190,189	1,210,708
Depreciation	196,143	69,525	64,128
Amortization	87,423	65,575	65,478
Others	566,886	419,947	371,638
	4,911,666	4,513,594	4,208,683

Administrative expenses
Salaries and employees benefits	298,368	260,604	215,297
Fees	50,349	28,621	30,907
Depreciation	26,064	21,453	28,108
Amortization	26,485	78,713	38,285
Others	214,417	161,774	149,926
	615,683	551,165	462,523

Impairment Loss on Trade and Other Receivables
Impairment Loss on Trade and Other Receivables	23,899	46,269	67,471
	23,899	46,269	67,471

Other operating expenses (2)
Depreciation	50,704	52,082	40,117
Others	1,093,204	316,269	676,288
	1,143,908	368,351	716,405

(1)       Includes abnormal losses to production chain.

(2)       The composition of other operating expenses is disclosed in note 28.

The Company incurred in expenses of R$67,846 for the year ended December 31, 2019 (R$53,476 for the same period of the previous year) with internal research and development of new products.

31           RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Executive Officers on June 28, 2019 and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

31.1     Transactions and balances

The Company enters into loan agreements with its subsidiaries pursuant its cash management strategy. On December 31, 2019 the balances of these transactions were R$1,808,320 (R$3,499,516 on the same period of previous year) with a weighted average rate of 4.43% p.a. (3.23% p.a. as of December 31, 2018).

31.2     Other Related Parties

The Company leased properties owned by BRF Previdência. For the year ended December 31, 2019, the total amount paid as rent was of R$18,200 (R$16,924 as of December 31, 2018).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company recorded a payable to this entity of R$3,053 on December 31, 2019 (R$4,666 as of December 31, 2018) included in Other Liabilities.

31.3     Granted guarantees

The Company recorded a liability in the amount of R$844 (R$1,290 as of December 31, 2018) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

The Company is the guarantor of loans related to a special program that aims the local development and were obtained by outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired through this program. The value of these guarantees on December 31, 2019 totaled R$12,949 (R$29,794 as of December 31, 2018).

31.4      Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

	12.31.19	12.31.18	12.31.17
Salary and profit sharing	59,589	40,082	32,796
Short term benefits (1)	257	47	406
Private pension	893	564	568
Post-employment benefits	125	132	246
Termination benefits	16,275	10,070	5,825
Share-based payment	12,052	5,621	17,010
	89,191	56,516	56,851

(1)       Comprises: 9medical assistance, educational expenses and others.

In addition, the executive officers received among remuneration and benefits the total amount of R$30,375 for the year ended December 31, 2019 (R$38,413 for the same period of the previous year).

32           GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of states as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

On December 31, 2019, this incentive totaled R$188,610 (R$174,223 as of December 31, 2018).

33           COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

12.31.19
Current	4,306,217
Non-current	1,689,755
2021	537,487
2022	275,083
2023	199,302
2024	192,780
2025 onwards	485,103
5,995,972

34           INSURANCE COVERAGE - CONSOLIDATED

The Company´s policy for insurances considers the concentration and relevance of the risks identified in its risk management program. Thus, according to Managements understanding, the contracted insurance coverage is adequate to the entity´s size and nature of activities being sufficient to cover eventual damages. The Company also takes into consideration orientations provided by its advisors.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

		12.31.19
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,439,170
Carriage of goods	Coverage of goods in transit and in inventories.	518,928
Civil responsability	Third party complaints.	322,408

 Each legal entity has its own coverages, which are not complementary.

35           TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2019:

(i)         Capitalized loan interest: to the year ended December 31, 2019 amounted to R$19,207 (R$19,612 in the year ended December 31, 2018); and

(ii)        Addition of lease by right-of-use assets and respective lease liability: for the year ended December 31, 2019, amounted to R$ 2,775,168 (R$48,794 in the year ended December 31, 2018).

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

36             EVENTS AFTER THE REPORTING PERIOD

36.1      U.S. Class Action

As disclosed in note 1.3, on March 27, 2020 the parties to the shareholder class action lawsuit that was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York in March 2018 reached an agreement to settle the class action for an amount equivalent to R$204,436. Since this event evidences an existing condition as of December 31, 2019, the settlement was reflected in other operating expenses (note 28), with a corresponding increase in deferred income tax of R$69,508 (note 10).

The Company is subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”). The settlement of this class action lawsuit was not reflected in the financial statements required by the CVM, which were filed on March 3, 2020.

The main differences between these consolidated financial statements and those filed with the CVM, resulting from this subsequent event, are disclosed below.

	As filed with the CVM	Adjustment for class action settlement	As filed with the SEC	Corresponding notes
Statement of Income (Loss)
Other operating income (expenses), net	428,820	(204,436)	224,384	26 and 28
Income taxes	125,887	69,508	195,395	10
Net Income from continuing operations	1,213,261	(134,928)	1,078,333	24

Statement of Financial Position
Other current liabilities	512,591	204,436	717,027	-
Deferred income tax	1,845,862	69,508	1,915,370	10
Accumulated losses	(3,996,985)	(134,928)	(4,131,913)	23.3
Total assets and total liabilities and equity	41,700,631	69,508	41,770,139	-

36.2      Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization (WHO) announced the coronavirus (COVID-19) as a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for economic agents and may cause effects in the amounts recognized in the financial statements.

The Company continues to operate its plants, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under a remote work program in some of its corporate offices. Therefore, there has been no material change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Customers from certain regions and channels in which the Company runs businesses are being affected, mainly by the measures of social distancing imposed by authorities. The Company foresees an increase in the default rates during the second quarter of 2020 and a consequent increase in the expected credit losses. Given the behavior of the cycle of the accounts receivable from customers, no impacts are expected in addition to those already registered in these financial statements, however, eventual additional deterioration in the credit cycle of the Company’s customers may impact the results and cash flows of the Company in the future.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS

Aiming to preventively strengthen its liquidity level during this period of high volatility, additionally to the strategies described in note 25 and to the active revolving credit facility (note 16.3), during March and April of 2020 the Company entered into credit facilities with financial institutions in Brazil in the aggregate amount of approximately R$1,400,000 and maturity of one year, without any financial covenant clause. Considering the current liquidity level, the additional initiatives mentioned above and the perspectives for the short and medium term, management does not foresee significant impacts that could compromise the operating and financial capacity affecting the Company’s continuity.

Due to the high volatility and uncertainty around the length of the impacts of the pandemic, the Company will continue monitoring the situation and evaluating the impacts on assumptions and estimates used in preparing our financial reporting.

36.3      Temporary suspension of exports from Dois Vizinhos and Francisco Beltrão to Saudi Arabia

On February 16, 2020, the Company became aware of an official note from the Saudi Food and Drug Authority (“SFDA”), the Saudi Arabian sanitary authority, regarding a report suspending temporarily two of the Company's plants in the state of Paraná, Dois Vizinhos and Francisco Beltrão, from exporting chicken meat to the Saudi market. The Company has already initiated the necessary adjustments to redirect the production to its other plants, until the matter is duly clarified, considering that five plants maintain authorization to export to Saudi Arabia.

The immediate impact of this measure for BRF is limited to the exports effected by the Dois Vizinhos plant, which was operating with an export volume of approximately 6 thousand tons per month to Saudi Arabia. The Francisco Beltrão plant had not been exporting any products to the Saudi market.

The SFDA confirmed that the measure is temporary and requested from the Brazilian authorities, among other measures, more details about the investigations carried out between 2014 and 2018 regarding alleged violations conducted by the Company in the production of feed and Premix. The Company has cooperated fully and continuously with Brazilian and international authorities in the clarification of the matter and does not tolerate any non-compliance with applicable quality or integrity standards in its production process.

36.4      Purchase of remaining capital stock in Al Wafi Al Takamul

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock that it did not own in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (USD19,000 thousand), at which point Wafi became a wholly-owned subsidiary of Badi Limited.

37          APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and their issuance authorized by the Board of Directors on April 23, 2020.

BRF S.A. | 2019 AND 2018 CONSOLIDATED FINANCIAL STATEMENTS