Form 20-F
period 2022-12-31
BRF S.A.
filed 2023-04-28
CIK 1122491

As filed with the Securities and Exchange Commission on April 28, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
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

Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre A2
Condomínio Parque da Cidade, Vila Gertrudes – 04794-000

São Paulo – SP, Brazil
(Address of principal executive offices)

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer
Telephone. (5511) 2322-5377, Fax (5511) 2322-5740
Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre A2
Condomínio Parque da Cidade, Vila Gertrudes – 04794-000

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

At December 31, 2022, there were 1,078,116,849 common shares, with no par value, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

i

ii

iii

PART I.

INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Brazil”), and its consolidated subsidiaries, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, together with its consolidated subsidiaries, and (3) “common shares” are references to the Company’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar. All references to “euro” or “EUR” or “€” are to euros, the official currency of the Eurozone in the European Union. All references to “TRY” are to the Turkish lira, the official currency of Turkey. All references to “SGD” are to the Singapore Dollar, the official currency of Singapore. All references to “SAR” are to the Saudi riyal, the official currency of Saudi Arabia. All references to “CLP” are to the Chilean Peso, the official currency of Chile.

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

Forward-Looking Statements

This annual report contains information that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “plan,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of future regulation and the effects of competition. They appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include statements regarding the intent, belief, projections or current expectations of the Company, its directors or its executive officers about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.

These factors include: (i) uncertainty, volatility and disruption in the global markets caused by rising inflation, increasing interest rates, supply chain disruptions, tight labor markets, volatility in commodity prices, energy crisis and geopolitical instability resulting, among other things, of the invasion of Ukraine by Russia, (ii) general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and uncertainties related to the ability of the newly elected government to continue promoting economic and financial reforms in the country, any of which may negatively affect growth prospects in the Brazilian economy as a whole, (iii) the economic, financial, political and social effects of pandemics, epidemics and similar crises (like the COVID-19 pandemic) particularly in Brazil and to the extent that they cause serious negative macroeconomic effects and our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts on our business, operations, cash flows, prospects, liquidity and financial condition, (iv) our ability to predict and efficiently react to the temporary or long-term term changes in our customers’ behavior as a result of the COVID-19 pandemic, even when the outbreak is sufficiently controlled, (v) health and food safety risks related to the food industry, including in connection with ongoing investigations and legal proceedings, (vi) more stringent trade barriers in key export markets and increased regulation of food safety and security, (vii) the risk of outbreak of animal diseases, (viii) risks related to climate change, (ix) the risk of any shortage or lack of water or other raw materials necessary for our business, (x) compliance with various laws and regulations, (xi) risks related to new product innovation, (xii) the implementation of our principal operating strategies, including through divestitures, acquisitions or joint ventures, (xiii) the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes, (xiv) strong international and domestic competition, (xv) risks related to labor relations, (xvi) the protection of our intellectual property, (xvii) the potential unavailability of transportation and logistics services, (xviii) the risk that our insurance policies may not cover certain of our costs, (xix) our ability to recruit and retain qualified professionals, (xx) the risk of cybersecurity breaches, (xxi) risks related to our indebtedness, (xxii) risks related to the Brazilian economy and to Brazilian politics, (xxiii) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (xxiv) the direction of our future operations, (xxv) our financial condition or results of operations, and (xxvi) other factors identified under “Item 3. Key Information—D. Risk Factors.”

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

In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization. The cases reported were caused by the H5N1 virus. In early 2017, Chile, a neighboring country to Brazil, confirmed the occurrence of avian influenza. In 2019 and 2020, several countries within Europe, Asia and Africa reported cases of highly pathogenic avian influenza in poultry. Additionally, Mexico reported cases in 2019, the United States reported cases in 2020 and Japan, China and certain countries within Europe reported cases in 2021. Finally, in 2022, according to the World Organization for Animal Health, several highly pathogenic avian influenza subtypes were reported in many countries in Europe, Asia and the Americas, with cases involving poultry and non-poultry birds. In addition, in accordance with information published by MAPA, cases of highly pathogenic avian influenza involving poultry and non-poultry birds were reported in countries close to Brazil including Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela, with the reporting cases in Argentina, Ecuador, Chile and Peru involving industrial raised poultry.

There have been no reported cases of avian influenza in Brazil, however there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

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

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering and sabotage, the possible unavailability and expense of liability insurance, public perception of product safety for both the industry as a whole and also our products specifically, but not exclusively, as a result of disease outbreaks or the fear of such outbreaks, the potential cost and disruption of a product recall and possible impacts on our image and brands. Among such risks are those related to raising animals, including disease and adverse weather conditions. For example, according to the World Organization for Animal Health, in 2022 there was an increase in contamination concerns related to avian influenza and African swine fever, with alert levels considered high. Biosafety concerns could cause certain markets to close and lead to production, shipping and sales disruptions in Brazil and our export markets.

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

In the first half of 2022, during routine laboratory analysis of poultry meat produced in our facility, in Dois Vizinhos, in the Brazilian state of Paraná, we identified a significant deviation in the level of dioxin in a sample of poultry meat due to an inadvertent deviation in feed ingredients. After conducting a corresponding risk analysis and laboratory review of the quality of our poultry meat, we started safety procedures to identify possible deviation in other lots of poultry meat and to remedy the source of such deviation. We incurred in substantial costs with laboratory analysis, special work force allocation, replacement of feed ingredients and discarding and transporting certain lots of poultry meat as a result of these safety procedures and commercial costs as a result of shipment delays. In the future, a product that has been actually or allegedly contaminated could result in product withdrawals or recalls, disposal of product inventory, negative publicity, temporary plant closings, substantial cost of compliance or remediation and potentially significant product liability judgments against us. Any of these events could result in a loss of demand for our products, which may have a material adverse effect on our business, brands’ reputation, results of operations, financial condition and prospects.

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

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

•	credit and capital market disruptions;
•	significant volatility in commodity prices (such as grains, fertilizer inputs and oil and gas);
•	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);
•	increased costs of resources (such as energy, biomass, natural gas and coal) for our operations;
•	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market;
•	potential appreciation of the U.S. dollar;
•	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and

•	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers.

The conflict between Russia and Ukraine led to an increase in energy prices in Europe (especially natural gas, electricity and biomass inputs). In particular, the conflict stimulated demand for biomass inputs in the European market, reducing supply to meet international demand and leading to higher prices and, consequently, higher inflation. These conditions generally increased our costs and brought greater volatility to our margins. For example, there was an increase of 46% in the cost of biomass inputs in 2022 when compared to the previous year. Economic sanctions imposed on Russia in response to the war also caused an acute shortage in the supply of oil and natural gas in global markets, leading to an increase in energy prices from January 2022 and reaching the highest level in June 2022. In this context, the global economic slowdown also gained strength, reinforced by Chinese lockdown measures to contain COVID-19 outbreaks in various industrial regions during 2022. The global energy crisis and higher inflation, coupled with a slowdown in global economic production, may have a negative impact on our costs and the demand for our products. Our revenues were R$53.8 billion in December 31, 2022, an increase of 11.3% when compared to the previous year. In addition, as a result of the higher inflation and energy prices, there was an increase in our production costs, which were R$45.7 billion for December 31, 2022, an increase of 18.2% when compared to the previous year.

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

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations. For these reasons, we are in the process of revising our long-term strategy under the Vision 2030 Plan. See “Item 4. Information on the Company—B. Business Overview—Vision 2030 Plan.”

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

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, oil, hogs, packaging (resin, petrol), food ingredients, animal feed ingredients and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. For example, the war in Ukraine brought a significant increase in the prices of agricultural commodities such as corn, wheat and soybeans, in part caused by the increase in the use of these commodities for energy generation purposes, reducing the supply for international consumption. This directly affected our costs and increased volatility in our margin. Additionally, the price of poultry also increased as a result of the war, considering Ukraine is an important player in poultry production. The prices of grains and animal protein have more recently come down, but if the cost of commodities remains higher than expected and the price of poultry does not follow the same trend, then we may be adversely affected. Other factors that affect supply and demand include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, new variants of COVID-19 and/or a new virus of global magnitude, animal and crop diseases, cost of national and international freight and exchange rate and interest rate fluctuations. In addition, prices are also constantly affected by weather, climate events and seasonality, fertilizers prices, biofuel policies, export taxes, as well as political and trade disputes around the world, expectations and/or uncertainty about the future. Any changes in raw material prices may have major impact on our business.

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

Natural disasters or extreme weather, including floods, earthquakes, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of livestock or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems. In February 2023, a 7.8 magnitude earthquake occurred in Turkey causing severe damage to infrastructure in various areas of the country. As a result, there have been supply chain and workforce disruptions, which have adversely affected our operations in the country. At this time, we cannot predict the extent of the impact of this natural disaster and the effect on our business, results of operations, financial condition and prospects.

Climate change may negatively affect our business and results of operations.

According to the 18th Global Risks Report published by the World Economic Forum in January 2023, risks related to natural disasters, extreme weather and climate change are considered to be the most pressing for the world in the short term (i.e., within the next two years) and for the next 10 years. In November 2022, the United Nations Climate Change Conference (COP27) in Sharm el-Sheikh brought together governments, businesses and civil society to discuss the climate agenda. Participating countries addressed the food and energy crisis, debated the new geopolitics impacted by climate change and took a range of decisions in a collective effort to limit the increase in global temperatures to 1.5 degrees Celsius and mitigate its effects. New pledges were made to support the world’s most vulnerable countries financially. Discussions also addressed forests and nature-based solutions as drivers for climate change mitigation, allowing an important connection between climate and biodiversity, in accordance with the discussions initiated at the COP15 on Biodiversity in December 2022, in Montreal, Canada. In addition, the Food and Agriculture Organization of the United Nations (FAO) highlighted the importance of food systems through the Food and Agriculture Initiative for Sustainable Transitions (FAST), which is based on agriculture for tangible products with a focus on governance. FAO also reinforced the importance of developing and implementing the goal for global adaptation to climate change.

There were no significant developments in the discussions agreed upon at the 2021 United Nations Climate Change Conference (COP26) in Glasgow about financially supporting developing countries in achieving the global goal to limit the rise in global temperatures, new rules for international carbon trading mechanisms (Article 6) and regulations determining how countries are held accountable for delivering on their climate action promises and self-defined targets under their Nationally Determined Contributions (NDCs). However, there were earnest demands against greenwashing, reinforcing that businesses committed to Net Zero should ensure that their plans actually reduce emissions to contribute to progress in the global response to climate change. In Brazil, the new federal government renamed the Ministry of the Environment to the “Ministry of the Environment and Climate Change”. New secretariats were created with a focus on the climate agenda, bioeconomy and the fight against deforestation. The goal is to fight climate change, define guidelines for Net Zero and implement initiatives for the protection of biodiversity.

Considering that climate change contributes to food production insecurity and threatens community nutrition, we take into consideration the potential effects of climate change on our operations and supply chain, and we recognize vulnerabilities associated with natural resources and agricultural products that are essential for our activities. The main risks to our business that we have identified with respect to climate change relate to the changes in temperatures (global warming) and rainfall, including drought and natural disasters (such as flooding and storms), which may affect agricultural productivity, animal welfare and the availability of water and energy. These changes may adversely affect our operating costs and results of operations, including by raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We may fail to effectively implement programs or obtain appropriate environmental or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future.

We are also subject to regulatory changes, such as carbon pricing or taxation, and changes in legislation for greenhouse gas emissions at the domestic and international levels. We retained a consulting firm to develop a carbon pricing methodology, allowing us to understand the financial impact of carbon in our projects and helping us to assess global risks and opportunities. By quantifying this variable, we are able to evaluate, compare and prioritize strategic investments incorporating this new perspective. Any changes in carbon pricing or taxation and changes in legislation for greenhouse gas emissions may increase our costs and adversely affect our results of operations.

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

In the last century, water use has grown globally. According to the United Nations Environmental Programme, water scarcity affects more than 40% of the global population and this percentage is expected to increase. Presently, 2.3 billion people around the world are living in water-stressed areas, and the same will be true of more than half the world’s population by 2050 if no action is taken. Water is an essential resource for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. The industrial use of water may also adversely affect its availability. In some of our units in the Brazilian states of Santa Catarina, Paraná and Goiás and also in our unit in Turkey, we experienced a reduction in water supply. To manage the shortage in water and maintain our regular operations, we incurred incremental costs to obtain water from more abundant river basins that are located further from our production facilities (sometimes using water trucks). As a result, the shortage or lack of water, including the increasing risk of droughts in the regions where we operate and associated costs to minimize the impact on our operations, represent a critical risk for our business and may materially and adversely affect our business and results of operations. We are also subject to restrictions on the volume of water that we can collect from the environment under our water usage permits, which may be lower than the actual water demands of our business in these areas. In the event we cannot collect enough water to meet our operational demands, due to restrictions under water permits or otherwise, our business and results of operations may be materially adversely affected.

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

As a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving us and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets have been temporarily closed, and our average selling prices for some products and in some markets have decreased. For additional information, see “—Health and food safety risks related to our business and the food industry could adversely affect our production and shipping processes as well as our ability to sell our products.” and “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

Some countries, such as Russia and South Africa, have a history of erecting trade barriers on imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. More recently, the European Union and the United Kingdom have been discussing and already applying certain regulations related to sustainability that may result in trade barriers, such as the Due Diligence on Deforestation and the Carbon Tax Adjustment Mechanism. There is a trend in relevant markets to enforce environmental-related regulations that might adversely affect our results in the future if we fail to comply with them. The United Kingdom Environment Act was adopted on November 9, 2021, laying down a framework to address deforestation, pursuant to which a regulated person or entity must not use a commodity associated with forest risk or derived product in its commercial activities. Additionally, on December 6, 2022, the European Parliament, the European Commission and the European Council reached an agreement regarding the European Union Regulation related to deforestation-free supply chains. The U.S. Department of State opened a public consultation, from October to December 2022, entitled “Request for Stakeholder Input on Options for Combating International Deforestation Associated with Commodities”, which may result in the discussion or creation of specific legislation on the matter. These regulations or related laws, in particular those included in the “Farm to Fork Strategy” of the European Union, as well as related regulations in other countries inspired by these policies, may impose a greater compliance burden on us and negatively affect our operations and our results.

Other countries have also imposed trade barriers against our products. For example, in August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including our exports. The investigation ended in February 2019, and Brazilian exporters agreed to certain minimum export prices for sales to China. In August 2018, Iraq increased the tariff on poultry products from 10% to 60%. In addition, in 2021, the South African government has opened up an anti-dumping investigation against certain Brazilian poultry exporters (we are not being investigated), which may result in the imposition of new restrictive measures towards Brazilian exporters. The South African government imposed a 265% provisional tariff for companies that did not file for an individual defense, which was our case. On August 1, 2022 the dispute settlement system of the existing bilateral agreement with the Southern African Customs Union (SACU) decided in favor of the European Union on a dispute against South Africa over a safeguard measure that included an extra import tariff for frozen chicken of 35.3%. After this decision, the South African government decided to suspend the application of the import tariffs under the anti-dumping investigation affecting Brazilian exporters, including us, for a period of 12 months.

There can be no certainty that the local government will not impose further restriction to poultry and/or food trade. In the Middle East, in Saudi Arabia, one of our main export markets, the Saudi Food & Drug Authority, or the SFDA, tried to decrease imports by reducing the required poultry shelf-life from one year to 90 days. The change in the technical rules for the validity of in natura frozen chicken and its cuts was notified to the World Trade Organization, or WTO, in May 2021, but Saudi Arabia reversed the change in shelf-life in August 2021. In addition, in March 2021, the SFDA started a reinforced control system on imported meat, resulting in up to three months delays in products clearance at WTO ports and thus negatively affecting our business results. However, the SFDA withdrew the implementation of this measure.

We face other risks from a sanitary perspective. For example, African swine fever or highly pathogenic avian influenza in some countries in the Americas carry along with them the risk of market closures in case of an outbreak in Brazilian territory. Especially toward the end of 2022, the Americas region experienced an upsurge in cases of highly pathogenic avian influenza in certain countries, including Canada, the United States, Mexico, Colombia, Chile, Venezuela and Peru. As a result, there is a possibility that certain countries will suspend imports from Brazil, especially considering Brazil does not have many regional trade agreements covering the sale of poultry. If cases of highly pathogenic avian influenza are confirmed within the Brazilian territory, it is uncertain how our export markets will react, considering that any restriction on imports from Brazil might have a negative impact on our business. For more information, see “—Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.”

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

Trade disputes between other countries also create uncertainties that may adversely affect Brazilian exports and our operations. For instance, the United States and China engaged in a trade dispute for almost 18 months, which has affected the global economy and prices of certain of our raw materials, including corn, soy meal and soybeans. On January 1, 2020, the United States and China signed the first phase of a trade agreement expected to alleviate the tensions between the two countries. A second phase of the agreement is expected to be even more difficult to achieve. There can be no assurances that the trade dispute will be fully resolved and that the global economy (as well as prices of certain of our raw materials) will not be further affected by it. The United Sates is expected to maintain the 25% tariffs on a wide range of US$250 billion of Chinese industrial goods and components used by the U.S. manufacturing sector. Both improvements in the countries’ commercial relations and new mutually beneficial trade agreements at the expense of other countries may have a material adverse effect on our results of operations.

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

Beginning in August 2019, Saudi Arabia banned the import of seasoned chicken meat produced in our Kizad facility, in Abu Dhabi, United Arab Emirates. The embargo was a result of Saudi Arabia’s Vision 2030 Plan, announced in April 2016 as a national development plan, which included policies to reduce the country’s dependence on oil, diversify its economy and substitute imports with local production. Saudi Arabia then expanded the embargo to the other products from our Kizad facility. The embargo was partially lifted in July 2022. In October 2022, we announced that our wholly-owned subsidiary BRF GmbH had executed a joint venture agreement with Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund (Saudi Arabia’s sovereign wealth fund) regarding the development of the Halal industry in Saudi Arabia. We estimate that the investment amount will be around R$2,647,050 thousand (US$500,000 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). The transaction is still subject to obtaining regulatory and internal approvals of the parties. There can be no assurance that the Saudi Arabian government will not further restrict our ability to export our products to the country, which may result in a material adverse impact on our business, financial condition and results of operations.

In February 2020, we received notification from the SFDA regarding a report temporarily suspending two of our facilities, the Dois Vizinhos and the Francisco Beltrão plants, both located in the Brazilian state of Paraná, from exporting chicken meat to Saudi Arabia. The SFDA informed us that the measure is temporary and, among other measures, requested that the Brazilian authorities provide more details about investigations carried out between 2014 and 2018 regarding alleged violations committed by us in the production of animal feed and PREMIX compound. For more information about these investigations, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.” Additionally, the Saudi government has been implementing, since January 2020, a previous import licenses system. In the future, this system may adversely affect our exports to the country, since it might be used by local authorities as a means to control the entry of products and thus, artificially affect demand and offer and, consequently, prices, which run counter to basic principles of international trade rules and regulations.

On August 3, 2021, we became aware through a publication on the website of the General Administration of Customs of the People’s Republic of China, or GACC, of the suspension of the export to China of pork meat from our Lucas do Rio Verde-MT pork plant as of that date. The alleged reason was the malfunctioning of the refrigerating system of one single pork meat container, which was later demonstrated through the transporter’s system log to be the transporter’s sole responsibility and fault. Despite evidence being sent to the Chinese authorities, the suspension has not yet been reversed. On December 16, 2021, we were also informed by Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento, or “MAPA”) and GACC of the suspension of the export to China of poultry meat from Marau under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products.

Trade barriers may also be imposed in our key export markets as a result of the COVID-19 pandemic, for example due to outbreaks of COVID-19 in our plants and restrictions that may be imposed on our products because of these outbreaks. For more information, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19) originated in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations.”

Furthermore, China announced the end of the 8% special pork import tariff, implemented in 2019, and the consequent return to the normal 12% tariff as of January 1, 2022. The end of the special tariff was a response of the Chinese government to the return of the local price of hogs to its normal levels. According to Boyar China, the total volume of pork and its by products imported by China decreased 43% in 2022 when compared to previous years. A decrease in our ability to export our products to key markets may result in a material adverse impact on our business, financial condition and results of operations.

Breaches, disruptions or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business and reputation.

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

The worldwide spread of COVID-19 triggered the implementation of significant measures by governments and private sector entities that, in turn, have disrupted consumption and trade patterns, supply chains and production processes on a global scale and specifically relating to our business, including with respect to product shipments.

Our operations include global production and distribution facilities, and if there is an outbreak of a human disease such as COVID-19 in our facilities or the communities where we operate and distribute our products, our production, operations, employees, suppliers, customers and distribution channels could be severely impacted. Ports and other points of entry may be closed or operate at only limited capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions or countries may be limited for the same reason, along with the potential for transport restrictions related to travel bans. In addition, countries to which we export our products may institute bans on the importation of our products, products produced by our partners or on all or some food products from Brazil in general based on perceived concerns about human disease such as COVID-19.

The COVID-19 pandemic and related social and economic disruptions also destabilized commodity prices and the macroeconomic conditions of many countries, resulting in downturns that could affect the demand for our products and have a material adverse effect on our results. Any future pandemic could also adversely affect consumer demand, as restrictions on public gatherings or interactions may limit the opportunity for our customers and consumers to purchase our products in certain channels. In addition, demand for our products has been affected by the COVID-19 pandemic and related disruptions worldwide, as well as the weakening of global commercial activities, reduction of household incomes and changes in consumption habits.

The COVID-19 pandemic affected our operations through reduction of the available labor force, reduction of the productivity of our manufacturing operations, lack of raw materials and packaging, and maintenance projects due to reduced availability of third-party suppliers. As a result of the pandemic, especially during 2020 and 2021, we incurred expenditures that were incremental and directly attributable to the impacts of the COVID-19 pandemic, mainly related to personnel, prevention, control, logistics and philanthropic donations. During 2022, our working arrangements remained under a hybrid system of remote work and in-office work in some of our corporate offices.

Despite having more visibility on the impact of the pandemic compared to March 2020 (which marked the beginning of the pandemic for us), other COVID-19 variants and outbreaks may still impact our operational performance, which may in turn adversely affect our financial position. We also recognize that unfavorable operating results may have an adverse impact on our financial metrics, such as leverage. At the same time, we may experience increases in general customer default rates in connection with the pandemic and, as a consequence, be subject to increasingly higher credit losses. The possible deterioration of the credit cycle of our customers may adversely affect our results, financial position and cash flows in the future.

The increase in volatility of market risks resulting from the COVID-19 pandemic has significantly affected the fair value of our assets and liabilities, particularly considering wide variations in foreign exchange rates. Additionally, the heightened uncertainty of projections has increased the challenge of accurately measuring certain of our assets and liabilities.

For further information about the impact of the COVID-19 pandemic on our operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—COVID-19 Pandemic”.

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

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the interference with protected areas, such as conservation units, archeological sites and permanent preservation areas, handling and disposing of waste, discharging pollutants into the air, water and soil, atmospheric emissions, noise and clean-up of contamination, all of which affect our business. Water management is especially crucial and poses many challenges to our operations. In Brazil, water use regulations impact farming operations, industrial production and hydroelectric power. Any failure to comply with any of these laws or regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and civil liability for remediation or compensation for environmental damage. Administrative penalties may include fines, the suspension of public subsidies and the temporary or permanent shutdown of activities. Criminal penalties include fines, temporary loss of rights and prison (for individual offenders) and liquidation, temporary loss of rights, fines and community service (for legal entities). For example, in April 2020, activities at our production unit located in Rio Verde, in the Brazilian state of Goiás, were suspended for a few days, due to concerns raised about the water supply system by the local Federal Inspection Service.

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

The invasion of Ukraine by Russia has deeply impacted the whole grains and poultry supply chain worldwide. As one of the largest producers and exporters of wheat and poultry, Ukraine faces severe restrictions in its production and export capacity because of the war, which has contributed to an increase in grain and poultry prices internationally. Ukraine’s production limitations have reduced the international supply of poultry and raw materials essential to our industry, and they have therefore contributed to higher prices worldwide. It is not possible to predict when the war is going to end and, as a result, when the supply chain will stabilize, which events may adversely affect our margins.

In addition, global inflation, the supply chain disruption caused by the war in Ukraine, the continued destabilizing economic and social impact of the COVID-19 pandemic, especially in developing countries, the current trend of high interest rates set by central banks in many countries to deflect the effects of rising prices and a general expectation of a slowdown in global economic growth may have a negative impact on our results. High inflation rates, especially in food prices, tends to impact more drastically—but not exclusively—the lower income classes, resulting in a broad negative impact on purchasing power and consumption levels.

After the presidential election in Brazil in 2022, the country is undergoing deep political polarization, which may result in social unrest and have a negative impact on our businesses. The recent election of Mr. Luis Inácio Lula da Silva for a third term as president may result in new economic policies that could affect our competitiveness globally. We cannot guarantee that the new administration will adopt policies designed to promote macroeconomic stability, fiscal discipline and adequate levels of domestic and foreign investment. Failure by the new government to adopt adequate economic policies and increasing social instability may have a negative impact on our business.

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

We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. The non-compete provision has partially lapsed for certain products and channels, and in October 2020, we reached a commercial agreement with Tyson International Holding Co. to accelerate our return to the European continent and regain access to other markets through a phased removal of the non-compete restrictions between 2021 and 2024. While we aim to expand our sales to Europe and other international markets as part of our strategy, continued uncertainty and market volatility could undermine those expansion plans and have a corresponding adverse effect on our operations and financial results.

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

In March 2021, in order to allow for payment of emergency aid for the low-income population, the Brazilian National Congress approved a constitutional amendment that changed the government budget rules. From 2022 onwards, Brazilian states, cities and municipalities that reach the indebtedness limit of 95% of their income have had their fiscal and financial incentives granted reduced by 10%. Furthermore, in December 2021, the Brazilian National Congress approved a constitutional amendment to change the rules of credit payments (precatórios) between Brazilian states, cities and municipalities. The time limit for such payments was postponed for up to fifteen years. Considering the economic and fiscal scenario in Brazil and the 2022 presidential election, we may not have an increase in federal taxes immediately but the pressure in local government will occur thus leading to taxes increase in the foreseeable future in federal and local states.

In December 2022, even before his inauguration, President Lula obtained congressional approval for a waiver in the fiscal spending limitations and for the enactment of new regulations allowing the new fiscal anchor to be submitted through supplementary legislation, requiring a lower quorum for approval in 2024. There are no guarantees that this or similar policies will not have a negative impact in our business in the future.

We are subject to third-party transportation and logistics risks, and we rely on a limited number of available third-party suppliers to deliver certain specialized materials that we require for our production activities.

We depend on fast and efficient transportation and logistics services to, among other things, deliver raw materials to our production facilities, deliver animal feed to our poultry and pork growers, and distribute our products. Any prolonged disruption of these services may have a material adverse impact on our business, financial condition and results of operations. For example, on May 21, 2018, a national truckers’ strike commenced in Brazil regarding increases in fuel prices. The strike materially disrupted the supply chain of various industries across the country, including the supply chain of raw materials to our production facilities and the delivery of animal feed to our poultry and pork growers, and, at its peak, led to the suspension of the operation of all our production facilities located in Brazil. Furthermore, this strike also materially affected the regular functioning of the ports from where our products are exported. We incurred increased costs in connection with the truckers’ strike and were required to dispose of certain animals as a result of the strike. There can be no assurance that the truckers will not seek to engage in any further strikes, particularly considering the uncertainty related to the new federal government administration and its ability to take adequate measures against the recent steep rise of fuel prices in Brazil resulting from the increase of international oil prices and the devaluation of the Brazilian currency. It is also unclear whether the new Brazilian federal government or any other party involved will be able to meet the demands of the truckers in a satisfactory manner or that any such strike will not adversely affect our supply chain or the operation of our production facilities. In addition, a significant increase in fuel prices and transportation service rates as well as any other reduction in the reliability or availability of transportation or logistics services, including as a result of, among other things, flooding in ports, warehouse fires, global shipping container shortages, or labor strikes, could adversely affect our ability to satisfy our supply chain requirements and deliver our products to our customers in a commercially viable manner. Any such disruption to the transportation or logistics services that we depend on could have a material adverse impact on our results of operations and financial condition.

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

Our financial success depends on our ability to anticipate changes in consumer preferences and dietary habits and our ability to successfully develop and launch new products and product variations that are desirable to consumers. The resources that we devote to new product development and product extensions may be insufficient and we may not be successful in developing innovative new products or our new products may not be commercially successful. For example, trends towards prioritizing health and wellness present a challenge for developing and marketing successful new lines of products to address these consumer preferences. Furthermore, a reduction in our investment in product development may negatively affect not only our ability to generate innovative solutions, but also the in- market success of any such products. Additionally, our employees working on innovation and research and development may move to one of our competitors, which would compromise our ability to deliver new and innovative products and may also result in our competitors gaining information we view as proprietary. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets in a timely or cost-effective manner, our products, brands, financial results and competitive position may suffer, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products may adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices. For instance, new nutritional labeling rules for packaged foods will require us to change 100% of our packaging labels in Brazil, so that labels present on the front panel the levels that our products exceed the established daily limits of sodium, added sugars and saturated fats as well as an adjustment to our form of nutritional table. In other Latin America countries where these types of health-related regulations are already in place we observed that sales volumes of processed foods was negatively affected and the same may occur in the Brazilian market.

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

If the contracts between us and our related parties are not negotiated and executed on an arm’s-length basis, our results of operations may be adversely affected. Furthermore, if the rules applicable to transactions with related parties are not complied with by us, our operations and management involved may be subject to questioning and penalties by applicable authorities and competent governmental bodies.

For more information regarding our transactions with related parties, see “Item 7. Major Shareholders and Related Party Transactions⸻ B. Related Party Transactions” and note 29 of our consolidated financial statements.

We may experience difficulties in expanding our products or in expanding into new lines of business, industries and/or foreign markets.

We may face challenges in connection with the expansion of our products as well as our expansion into new lines of business, industries and/or new geographic regions within or outside of Brazil, in which we may have limited or no experience and in which our business may not be well known. In particular, as we expand into new lines of business we may face challenges in the integration of newly acquired companies to our existing operations or in addressing the learning curve associated with entering into a new line of business. Offering new products and services or offering existing products in new industries or new geographic regions may require substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract customers, fail to anticipate competitive conditions or fail to adapt and tailor our services to different markets.

We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

Brazilian authorities are investigating Brazil’s meat processing industry in the so-called “Carne Fraca Operation.” The investigation involves several companies in the Brazilian industry and, among other things, includes allegations relating to food safety and quality control.

On April 20, 2017, based on an investigation by the Brazilian Federal Police, Brazilian federal prosecutors filed several charges against two of our former employees (one of our regional manufacturing officers and one of our corporate affairs managers). See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for additional information. On January 22, 2018, the Attorney General’s Office of the Third District of the Brazilian state of Goiás filed a complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, and against the former head of quality control at our Mineiros plant. Both were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90.

On March 5, 2018, we learned of a decision issued by a federal judge of the First Federal Court of Ponta Grossa, in the Brazilian state of Paraná, which authorized the search and seizure of information and documents pertaining to us and certain current and former employees, as well as the temporary detention of certain individuals, in what media reports have identified as the “Trapaça Operation.”

In June 2018 and in May 2019, we learned of administrative proceedings commenced against us by the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, which is primarily related to alleged irregularities in connection with conduct that could represent harmful acts to the public administration under the Brazilian Anti-Corruption Law and other applicable laws. The CGU is an internal control body of the Brazilian federal government responsible for carrying out activities related to the defense of public property and the increase of management transparency, through actions of public audit, correction, prevention and combat of corruption, among others. On December 28, 2022 we entered into a Leniency Agreement with CGU and the Attorney General’s Office (Advocacia Geral da União), or the Leniency Agreement, which will settle and extinguish all CGU administrative proceedings against BRF related to Operations Carne Fraca, Trapaça, Romanos and Pasteur. Among other commitments, we undertook to pay approximately R$584 million to Brazilian authorities in connection with the settlement. For more information about the Leniency Agreement, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Civil, Commercial and Other Proceedings— Controladoria-Geral da União (CGU) Proceedings.”

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

Any of these existing investigations and proceedings, as described under “Item 8. Financial Information— Consolidated Statements and Other Financial Information—Legal Proceedings,” or any other ongoing or future investigation or proceeding could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.

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

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Trapaça Operation.” As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses in the total amount of R$4,797 thousand for the year ended December 31, 2022 and R$9,003 thousand for the year ended December 31, 2021, which negatively impacted our results of operations. Additionally, we have entered into a Leniency Agreement with the CGU in connection with those proceedings and, among other commitments, we undertook to pay approximately R$584 million in connection with the settlement. For information about the Leniency Agreement, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Civil, Commercial and Other Proceedings— Controladoria-Geral da União (CGU) Proceedings.” Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and may also negatively affect the market price of our common shares and American Depositary Receipts, or ADRs.

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

We operate on a global basis and face risks related to compliance with export control and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs restrict our dealings with certain sanctioned countries, territories, individuals and entities. Export controls restrict the export or transfer of certain goods, technology, and software (collectively, “goods”) to certain end-users or locations. Economic sanctions and export controls are complex, frequently changing, and often increase in number, and may impose incremental prohibitions, fines, restrictions on dealings with or involving additional countries, territories, individuals, entities or items or compliance obligations on our dealings in certain countries and territories or involving certain items. We have conducted, and may in the future seek to conduct, business in certain countries that are subject to sanctions under the laws of the United States, the European Union, or other countries. Although we have pursued these transactions, and intend to pursue any future transactions, in full compliance with applicable laws and regulations, we may not be successful in ensuring compliance with limitations or restrictions on business with companies in any sanctioned countries and/or other sanctions targets, and we could potentially become targeted by sanctions as a result of such business even where such business was conducted in compliance with applicable laws and regulations. If we are found to be in violation of applicable sanctions or export controls laws or regulations or to have engaged in sanctionable conduct, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected. Additionally, there can be no assurance that our employees, directors, officers, partners or any third parties that we do business with, including, among others, any distributors or suppliers, will not violate sanctions or export controls laws and regulations or engage in sanctionable conduct. We may ultimately be held responsible for any such violation of sanctions or export controls laws and regulations, or sanctionable conduct, by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation. Also, see “—Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.”

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

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities may be adversely affected, and we may experience significant variability in our revenue from those operations. This risk may be heightened as a result of the COVID-19 pandemic, for example due to outbreaks of COVID-19 in our plants and restrictions that may be imposed on our products because of these outbreaks. For more information, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19) originated in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations.” In another trade-related development in 2020, certain member states of the European Union negotiating a trade agreement with the Mercosul trade bloc, of which Brazil is the largest member, indicated that progress would slow in light of concerns over Brazilian environmental protection policies and enforcement in connection with fires in the Amazon rainforest. Such delays could undermine efforts to expand our access to European markets. Additionally, several countries in Asia currently do not tax the importation of poultry and pork meat, which increases our products’ competitiveness in these countries. However, we understand that this import tax regulation may be changing in the near future. We are unable to control any such change in import tax regulation, which may have a material adverse effect on our products’ competitiveness. The impact of these changes on our ability to deliver our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may adversely affect our operations and financial results.

Additionally, specific trade deals between key markets and other competing exporting countries may negatively affect our results of operations and competitiveness. For example, the U.S.-South Korea free trade agreement and economic partnership agreement reduced the import tariff on European and U.S. livestock products in 2022. These agreements caused an impact on our competitiveness in the region and put additional pressure on our market share.

Our external market sales are subject to a broad range of risks associated with cross-border operations.

External market sales account for a significant portion of our global net sales, and represented 44.8% of our net sales in 2022, 44.5% of our net sales in 2021 and 43.7% of our net sales in 2020. Our external market is reported within our International business segment, which comprises Islamic markets (including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia), Asia, Europe, Eurasia, Africa and Americas, where we are subject to many of the same risks described herein in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Our future ability to conduct business operations in external markets could be adversely affected by factors beyond our control, such as:

•	exchange rate and interest rate fluctuations and the impact of hyperinflation;
•	commodities price volatility;
•	deterioration in global economic and geopolitical conditions;
•	political risks, such as social unrest, turmoil and instability, foreign exchange controls and uncertainty regarding government policies;
•	decreases in demand, particularly from large markets such as China and Saudi Arabia;
•	imposition of increased tariffs, anti-dumping duties or other non-tariff trade barriers;

•	restrictions on international trade and financial flows imposed due to balance of payments deficits;
•	unpredictable international border closings that restrict products, materials and people;
•	compliance with differing foreign legal and regulatory regimes;
•	strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export several of our products;
•	access to adequate infrastructure, which could be affected by flooding or similar events;
•	damage to our products;
•	negative media exposure related to the Brazilian agriculture or meat processing industries, particularly in connection with the Carne Fraca Operation, Trapaça Operation or other investigations;
•	negative preconceptions influenced by Brazil’s worsening international reputation due to deforestation and other environmental and sustainability issues; and
•	unpredictable or uncontrollable epidemics and pandemics, either affecting both human and/or animal life.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in both the domestic and external markets. In addition, we compete with foreign producers in our external markets. The Brazilian market for whole poultry, poultry and pork cuts is highly fragmented. Small producers, some of which operate in the informal economy, are able to offer lower prices by meeting lower quality standards. For example, farming livestock cooperatives are increasingly significant competitors in our markets, as they have certain tax advantages and generally enjoy greater mobility in directing their production to foreign markets at times when exports become more attractive than their respective domestic market. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at similarly low costs.

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

We are a vertically integrated producer of food products, and we depend on a large number of raw materials of animal origin, or animal byproducts, to conduct our business. A substantial portion of the animal byproducts we use to conduct our business is produced by a network of integrated farmers and producers with whom we have entered into integrated production contracts. Such integrated producers are responsible for managing and raising the poultry and pork that we, as integrators, supervise. For the year ended December 31, 2022, we acquired approximately 3.2 million tons of broilers, 138 thousand tons of turkey and 76 thousand tons of pork from our integrated producers.

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

As of December 31, 2022, we had approximately 100,000 employees worldwide. Our production employees in Brazil and in countries where organized labor is prevalent are generally represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in higher payments of wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable collective bargaining agreements, we may become subject to work stoppages or strikes, which could adversely affect our business.

Our negotiations with labor unions may become more challenging and we may be subject to higher wages and more work stoppages or strikes if the new Brazilian federal government is successful in implementing changes in the labor laws and increasing funds to labor unions. As part of the labor law reform in 2017 (“Labor Reform”), union financing by workers is no longer mandatory in Brazil. However, in October 2022, Brazilians reelected Mr. Luiz Inácio Lula da Silva as president, and he took office in January 2023. Mr. Lula da Silva began his career as a trade unionist and was elected president of Brazil for the first time in 2002, remaining in office from January 2003 until December 2010. If the new government guides changes to the Labor Reform and the return of mandatory financing of unions and related administrative bodies (such as labor union centers, federations and confederations), such entities may improve the bargaining power for further workers’ rights, including our Brazilian employees. As a result, unions may be able to pursue more aggressive negotiations for wage increases, including minimum wages above inflation. For example, their influence over collective bargaining in the short term may result in the increase in the Brazilian national minimum wage above inflation. Consequently, regional minimum wages could also be raised above inflation. Labor costs are among our most significant expenditures. Such costs represented 10.3% of our cost of sales in the year ended December 31, 2022. In the event of a review of our employee contract structure and an increase in wages, additional operational expenses could be incurred.

In addition, former president Mr. Jair Bolsonaro was generally a polarizing figure, particularly in relation to certain of his social views. We cannot predict in which ways the change in the federal government will increase polarization in the country, and if a divided electorate may continue to impact the implementation of policies and reform. Political and social instability may create a negative market perception, which may result in higher inflation directly affecting collective bargaining.

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

We cannot guarantee that our suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions and/or corruption. If any of our suppliers engage in these practices, our reputation may be harmed and, consequently, our customers’ perception of us may be adversely affected. Also, depending on the irregularity attributed to the supplier, if it has acted for our benefit, whether exclusively or not, we may be subject to the sanctions provided for in the applicable anti-corruption law. Although we have an internal integrity system that follows the best national and international compliance practices, which is applicable to all our suppliers and business partners; there is no assurance that we will be able to timely identify and/or prevent any such violations by our suppliers.

We may be liable for environmental damage caused by our suppliers.

If the companies that provide us outsourced services do not meet the requirements of the applicable legislation, we may be considered liable for the environmental damage caused by these companies.

Additionally, environmental damage in Brazil implies strict and joint liability. This means that the obligation to repair the degradation caused may affect all those who, directly or indirectly, contributed to the occurrence of environmental damage, regardless of the agents’ guilt, which may adversely affect our results and activities. Also, the hiring of third parties to carry out any management of our activities, such as management of contaminated areas, renovations or final disposal of waste, does not exempt us from liability for any environmental damage caused by a supplier engaged by us. If we are held liable for any such damages, our results and image may be adversely affected.

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

We and some members of our management are defendants in civil, administrative, regulatory, environmental, labor and tax proceedings and we are also subject to consent agreements (Termo de Ajustamento de Conduta, or TAC). Unfavorable decisions in such administrative and legal proceedings may reduce our liquidity and have a material adverse impact on our business, results of operations, financial condition and prospects. In addition, our management and employees may be subject to judicial, arbitral and/or administrative investigations, inquiries, proceedings and claims.

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

As of December 31, 2022, we have R$1,415,537 thousand in provisions for contingencies, of which R$358,304 thousand are for civil and other contingencies (including administrative, regulatory and environmental), R$399,675 thousand are for tax contingencies and R$526,710 thousand are for labor contingencies and R$130,848 thousand are for a contingent liabilities recognized at fair value as of the acquisition date, arising from the business combinations with Sadia, Hercosul and Mogiana. Proceedings classified as possible losses, as of December 31, 2022, totaled R$15,343,060 thousand, which could adversely affect our financial situation in the event of change in circumstances in the classification of probability of loss, due to the complexity and discretion involved in the assessment, measurement and definition of the time of recognition and disclosure of legal claims between the various spheres in which they are processed.

On March 12, 2018, a shareholder class action lawsuit was filed against us, some of our former managers and a current officer of ours in the U.S. Federal District Court in the Southern District of New York. The class action alleged, among other things, that we and certain officers or directors of ours engaged in securities fraud or other unlawful business practices related to the regulatory issues in connection with the Carne Fraca Operation and Trapaça Operation. For more information about the “U.S. Class Action,” “Carne Fraca Operation” and “Trapaça Operation,” see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—U.S. Class Action,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Trapaça Operation.” The parties reached an agreement on March 27, 2020 to settle this class action for an amount equivalent to R$204,436 thousand (US$40,000 thousand, translated to reais at the exchange rate of R$5.1109 as of March 27, 2020). The court approved this settlement on October 23, 2020.

In addition, in 2020 we received a final and unappealable judicial decision regarding the exclusion of ICMS from the tax basis of the social contributions of PIS and COFINS, which permitted us to recognize a significant amount of recoverable taxes, which are described in note 9.2 to our consolidated financial statements. For a number of procedural reasons involved in finalizing the settlements for these judgments, it could take an extended period of time for us to receive these amounts, either as compensation or through obtaining a court ordered financial obligation (precatório). In 2021, we started to use these tax credits to offset federal taxes payable. The total amount used for this purpose in the year ended December 31, 2022 was R$384,956 thousand.

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3 or the São Paulo Stock Exchange, in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. In September 2020, the Chairman of the Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single arbitration proceeding. In November 2022, the arbitral tribunal was convened, and in December 2022, we formally commenced the arbitration proceedings. We are currently awaiting the next steps of the arbitration to be decided, and because this arbitration is in its initial stage, we believe the possible loss or range of losses, if any, cannot be estimated. In the event that this litigation or arbitration proceeding is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome or settlement would not have a material adverse impact on us.

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

Our principal intellectual property consists of our domestic and international brands, patents and designs. Our ability to compete effectively depends in part on our rights to trademarks, designs and other intellectual property rights we own or license. We have not sought and it is not always possible to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate.

Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may claim that our intellectual property or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or settling such claims, we could be required to pay damages or enter into joint licensing or intellectual property sharing agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe on any third-party’s intellectual property rights, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

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

On occasion, our facilities may be negatively affected by fires, explosions, electrical damages, widespread truck driver strikes and other similarly destructive events. For example, our facilities in Vitória de Santo Antão, in the Brazilian state of Pernambuco, suffered from fires in 2022, there were explosions in our facilities in Lucas do Rio Verde, in the Brazilian state of Mato Grosso in 2022, and in Uberlândia, in the Brazilian state of Minas Gerais in 2021. There was flooding in our facility in Bandirma, Turkey in 2018, and our substation facility in Concordia, in the Brazilian state of Santa Catarina, collapsed in 2021. In addition, our operations were adversely affected by the COVID-19 pandemic, and we may not be able to recover compensation for the resulting losses under our insurance policies. For more information on the effects of COVID-19 on our business, see “—Pandemics or human disease outbreaks, such as the coronavirus (COVID-19) originated in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations.” Our business interruption insurance may not cover all of our direct and indirect costs and intangible costs in connection with disruptions to our operations. For example, the negative impacts on our business from the 2018 Brazilian truckers’ strike and the trucker’s protests associated with the Brazilian elections in 2022, including the suspension of operations at our production facilities and increased transportation and logistics costs, were not covered by any of our insurance policies. Any similar events in the future could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. From 2019 to 2021, we had the departure of one CFO in 2019, the departure of a Vice President in 2020 and the departure of a Vice President in 2021. During 2022 the global geopolitical challenges impacted our performance and resulted in important changes in our strategy and leadership team. In April we announced the departure of our CFO – Mr. Carlos Aberto Bezerra de Moura. In July Ms. Grazielle Tallia Parenti, our Institutional Relations & Sustainability Vice-President and Mr. Sidney Roferio Manzaro, our Brazil Vice-President left their positions. In October, we announced the departure of our CEO – Mr. Lorival Nogueira Luz Júnior. These changes, and other potential changes, in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

General labor shortages, our inability to recruit or retain workers for our industrial plants and increased competition with other businesses for workers may negatively affect our results of operations.

To support the operations of our industrial plants, we must hire and retain a sufficient number of workers and pay them sufficient compensation. The continuous operations of our industrial plants at target activity levels could be interrupted by our failure to recruit or retain the necessary number of workers. If it becomes necessary for us to operate our facilities significantly below the corresponding installed capacity, then our results of operations may be adversely affected. In addition, if we operate with a reduced number of workers, we may need to choose a product mix that requires fewer workers in the production line, but which may not represent the most profitable alternative among our productive capacity options, which could have a negative impact on our results of operations.

We have been experiencing a general labor shortage in our facilities located in the Brazilian states of Mato Grosso and Santa Catarina. In these locations, where the prevailing unemployment rate could be lower than 4%, the number of residents in the workforce may be limited. To reduce the negative impact on our operations, we bring workers from other regions of the country where unemployment rates are higher, which results in additional costs related to relocation. For example, in the Brazilian state of Mato Grosso, approximately 70% of our workers come from the North or Northeast regions of Brazil or are refugees or immigrants from neighboring countries.

These conditions increase the competition we face for workers from other industries, and they may force us to raise our compensation package to retain workers and properly manage excessive turnover. This directly impacts our production process and may lead to an increase in our production costs. The agribusiness sector is one of the fastest growing businesses in Brazil, and there is significant competition for workers. For example, Frimesa, a Brazilian industrialized meat and dairy producer, announced 7,000 new job openings in their new facility, which is located 40 kilometers from our industrial plant in Toledo, in the Brazilian estate of Paraná. We may be unable to retain an adequate number of workers, particularly as a result of greater competition, or may incur higher costs in our operations to offer higher compensation than our competitors. Our inability to offer attractive compensation or to properly meet our workforce demand because of the labor shortage may negatively impact our strategic plans and operational performance.

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

We are party to certain financing agreements containing default, acceleration, cross-default, cross- acceleration and/or termination provisions in case of a change in control. In the event of a change in control, we may not be able to timely obtain waivers of such provisions from the respective contractual counterparties.

Default, acceleration, cross-default, cross-acceleration and/or termination of a relevant number of our financing agreements may adversely affect our financial condition and may materially adversely affect us.

We have substantial indebtedness, and our leverage could negatively affect our ability to refinance our indebtedness and grow our business.

As of December 31, 2022, our total consolidated debt (comprised of loans and borrowings) was R$ 23,517,000 thousand, and while we have not incurred significant increases in indebtedness resulting from the COVID-19 pandemic since it was declared, an increase in our leverage could result in adverse consequences for us, including:

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

As of December 31, 2022, we have R$4,326,351 thousand outstanding in principal amount plus interest of loans and borrowings that matures from January 1, 2023 through December 31, 2023, R$1,602,875 thousand outstanding in principal amount plus interest of loans and borrowings that matures from January 1, 2024 through December 31, 2024, R$2,704,626 thousand outstanding in principal amount plus interest of loans and borrowings that matures in 2025, R$2,263,426 thousand outstanding in principal amount plus interest of loans and borrowings that matures in 2026, R$4,420,322 thousand outstanding in principal amount plus interest of loans and borrowings that matures in 2027 and R$20,822,441 thousand outstanding in principal amount plus interest of loans and borrowings that matures in 2028 and thereafter.

A substantial portion of our outstanding loans and borrowings is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2022, we have R$12,549.2 thousand outstanding in principal and interest of foreign currency loans and borrowings, of which R$1,954.1 thousand is classified as short-term debt. Our U.S. dollar-denominated loans and borrowings must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. As of December 31, 2022, the real appreciated against the U.S. dollar by 6.50% compared to December 31, 2021.

Depreciation in the value of the real or any of the other currencies of the countries in which we operate, compared to the U.S. dollar, could adversely affect our ability to service our debt. Foreign currency hedge agreements may not be effective in covering these currency-related risks. Additionally, the environment of rising interest rates could cause changes in financing availability, the cost of debt, and exchange rate fluctuations.

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

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects as well as the market prices of our common shares and ADRs may be adversely affected by, among others, the following factors:

•	exchange rate fluctuations;
•	expansion or contraction of the Brazilian economy;
•	inflation rate fluctuations;
•	changes in fiscal or monetary policies;
•	commodities price volatility;
•	increases in interest rates;
•	exchange controls and restrictions on remittances abroad;
•	volatility and liquidity of domestic capital and credit markets;
•	natural disasters and changes in climate or weather patterns;
•	energy or water shortages or rationing;
•	changes in environmental regulation;
•	social and political instability, particularly in light of the uncertainties involving the administration of new president Mr. Luiz Inácio Lula da Silva;
•	strikes, not only of our employees, but also of port employees, truck drivers, other transport facilities, customs agents, sanitary inspection agents and other government agents; and
•	other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

Following a two-year contraction of 3.5% in GDP both in 2015 and 2016, the Brazilian economy posted moderate increases of 1.0% and 1.1% in 2017 and 2018, respectively, and again of 1.1% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 contracted by 4.1% of GDP. In 2021, the Brazilian economy showed signs of recovery as measured by its GDP, which increased 4.6% year-on-year according to IBGE. As of December 31, 2022 the Brazilian economy increased by 2.9% of GDP, and inflation, decreased to 5.79% accumulated over the last twelve months prior to December 31, 2022, from 10.06% in 2021 and 4.52% in 2020, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. As of December 31, 2022, the SELIC, the Brazilian primary reference interest rate, increased to 13.75%, from 9.25% in 2021, and 2.0% in 2020. As of the date of this annual report, the SELIC was 13.75%. As of December 31, 2022, unemployment decreased from 14.2% in 2020, to 11.1% in 2021 and 7.9% in 2022, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE.

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

Amidst this background of political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-president, Ms. Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Mr. Michel Temer, the former vice president, who assumed the presidency of Brazil following Rousseff’s ouster, was first arrested on March 2019, having been convicted of the crimes of cartel involvement, active and passive corruption, money laundering and public auction fraud. In addition, the current president Mr. Luiz Inácio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018, but he was released from prison in November 2019 following a Federal Supreme Court ruling. The Brazilian Supreme Court annulled the criminal convictions against Mr. Lula da Silva, and subsequently reinstated his political rights, which enabled him to run for president in the elections that took place in 2022. Historically, in election years, especially presidential elections, levels of foreign investment in the country are reduced; and political uncertainty creates greater instability and volatility in the political-economic scenario. In summary, the impact of the outcome of the 2022 presidential election on the Brazilian economy is uncertain and can adversely affect our operations and financial results. The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies Mr. Lula da Silva will adopt, much less whether such policies or changes in current policies can adversely impact us or the Brazilian economy.

The former Brazilian president, Mr. Jair Bolsonaro, a former member of the military and three-decade congressman, was elected on October 28, 2018 and took office on January 1, 2019. During his presidential campaign, he was reported to favor the privatization of state-owned companies, economic liberalization and social security and tax reforms. The Ministry of Economy, during his time in office, had a critical view on incentives to certain economic sectors and argued such incentives were harmful to the efficient allocation of capital. An amendment to the Brazilian constitution was approved aiming to reduce tax benefits (Programa de Emenda Constitucional No 186/2019). However, the Proposed Federal Government’s Budget Law (Projeto de Lei Orçamentária Anual) for 2023 included (i) R$52.9 billion in relief for energy commodities, including PIS/COFINS on diesel, biodiesel, LPG, natural gas and kerosene and CIDE tax on fuel, (ii) R$27.3 billion in other tax reductions, including PIS/COFINS on financial income of certain business entities using the non-cumulative basis regime. In addition, the content of the Proposed Federal Government’s Budget Law for 2023 was inconsistent with the political campaign of the federal government. Even considering the most optimistic economic parameters and deficit in fiscal policy, the budget did not account for readjustments in income tax brackets, maintenance of the social aid program of R$600 (Auxílio Brasil) in 2023 and salary increase for public employees, all of which were promised during the presidential campaign.

Initial GDP and inflation estimates by the Brazilian executive branch indicate that the actual results for 2023 will be worse than projected by the Brazilian federal government. The parameters of the Federal Government’s Budget Law are used as the basis for all projections of the income and expenses of the government, and deviations may adversely affect the accuracy of the budget. IPCA and the National Index of Consumer Prices (Índice Nacional de Preços ao Consumidor) projected by the executive branch are higher than the market has estimated. That may result in R$24.5 billion artificial flexibility in the public spending cap, and may wrongfully increase expenses related to labor benefits, pension plans and social assistance by R$9.4 billion. Projections for economic growth in 2023 made by the government and the markets differ, which indicates that the Brazilian federal government may have overestimated economic growth. Actual lower levels of inflation alone, when compared to those in the Federal Government’s Budget Law, may already negatively impact governmental income. SELIC, inflation and exchange rates had similar projections to those of the market, indicating a gradual reduction in inflationary pressure and SELIC and a relatively stable exchange rates.

The Federal Government’s Budget Law estimates a net income of R$1,804.5 billion and net expenses of R$1,868.2 for 2023, causing a fiscal deficit of R$63.7 billion. The reduction in primary expenses (i.e. social security benefits or public salaries) proportionate to GDP will be significant, from 19.0% to 17.6%. Such reduction is mostly related to discretionary expenses of the executive branch, which were reduced by 36.0% when compared to the budget for 2022. This effect is a result of the combination of the budgetary flexibility adopted by the Brazilian federal government in 2022 with a limitation imposed by the spending cap for 2023 (of which 93.0% of the expenses are primary, especially those related to the public pension plan).

According to IFI (Instituição Fiscal Independente), the estimated tax revenues for 2023 are based on uncertain assumptions about GDP and the basis used in 2022. The Brazilian executive branch adopted the positive tax revenues trend in 2022 as a structural result expected to be repeated in 2023. Other income sources will be negatively affected, considering the lack of new privatizations, a decrease in income from raw material sales, dividend payments and lower profit sharing related to oil trading prices and the ongoing tax exemptions on fuels for 2023 (especially the CIDE tax on fuel). For 2023, the Brazilian federal government expects that income tax revenues will represent almost half of the federal tax revenues unrelated to social welfare. This casts further doubts on the likelihood that the 2022 campaign promises made by both Mr. Lula da Silva and Mr. Bolsonaro regarding the readjustment in federal income tax brackets would be made.

Half of the ministries in the executive branch had their budgets reduced, especially the Ministry of Regional Development with a reduction of 49.3%, the Ministry of Science and Technology with a reduction of 19.0% and the Ministry of Infrastructure with a reduction of 7.5%. The budgets for only five ministries will not be considerably reduced for 2023, namely the Ministry of Education, Ministry of Health, Ministry of Labor and Ministry of Citizenship and Defense, although almost all of such budgets are expected to be used for payroll and social benefits. The expenses are expected to grow more considerably in the Ministry of Labor and Social Security (an increase of 8.2%), which is responsible for paying for the benefits related to the public pension plan. For the other branches of the government, the growth in expenses is expected to be around 11.0% in all offices, considering either an increase in spending caps or taking in consideration unused funds in 2022.

With the end of certain checks and balances on government spending in 2022, a federal budget deficit is expected for 2023. In 2022, the nominal expansion of GDP contributed to an increase in nominal tax revenues as a result of inflation, a return of in person working, record commodity prices and a series of short term measures adopted in Brazil (increase in Auxílio Brasil, anticipation of the 13rd salary, availability of R$1,000 from labor security funds (FGTS) and other measures). With the end of such efficiency gains, the Federal Government’s Budget Law predicts a deficit of around R$60 billion in 2023, but that number may be underestimated, considering that the estimated deficit does not reflect certain ongoing subsidies in 2023 (i.e. Auxílio Brasil and readjustments in income tax brackets). In addition, government projections for the public debt trends in the next decade are more optimistic when compared to market projections. Actual economic performance is highly dependent on Brazil’s GDP growth.

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

Brazil has experienced high rates of inflation in the past, while recent downward inflationary pressures caused the Brazilian consumer price inflation rates to reach 4.52% in 2020, 10.06% in 2021 and 5.79% in 2022, according to the IPCA, published by the IBGE. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

There can be no assurance that inflation rates will decrease nor stabilize. Although inflation levels have been relatively stable from 2018 to 2020, Brazil experienced an abrupt increase in inflation levels during 2021 and 2022 reaching the highest levels since 1994. Periods of higher inflation slow the growth rate of the Brazilian economy, which may lead to lower growth in consumption of food products. High inflation also puts pressure on industry costs of production and expenses, which may force companies to search for innovative solutions in order to remain competitive. We may not be able to pass any such increase in costs onto our customers and, as a result, it may adversely impact our results of operations and financial condition. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase. Furthermore, inflation and its effect on domestic interest rates can lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness and may have an adverse effect on our business, results of operations, financial condition and the market prices of our common shares and ADRs.

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

As of December 31, 2022, 35.1% of the outstanding amount of principal and interest of our loans and borrowings of R$23,517,000 thousand was either: (i) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA; or (ii) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate, or LIBOR, and secured overnight financing rate, or SOFR. Any increase in the CDI, IPCA, SOFR or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Exchange rate fluctuations may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real appreciated 16.5% in 2016, and depreciated 1.5%, 17.1%, 4.0%, 22.4% and 7.39%, in 2017, 2018, 2019, 2020 and 2021, respectively, against the U.S. dollar. Following the start of the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, reflecting low interest rates, a deteriorating economic environment and a political crisis. The real appreciated 6.50% in 2022, starting at a historical high and appreciating along the year, reflecting higher interest rates in Brazil and higher prices for commodities exports. As of December 31, 2022, the real/U.S. dollar exchange rate was R$5.2177 to US$1.00 and as of April 14, 2023, the real/U.S. dollar exchange rate was R$4.9449 to US$1.00.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$12,549,181 thousand as of December 31, 2022, representing 53.3% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

These changes include modifications in the tax rates and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In the past, the Brazilian government has presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social) or PIS, and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social), or COFINS, taxes, ICMS and certain other taxes, such as increases in payroll taxes and in the withholding tax over dividend distributions. The proposals are being discussed by the Brazilian National Congress which has increased the pressure on the Brazil government to advance on tax reforms. Other tax regimes, such as the research and development tax incentive program (Lei do Bem) and the deduction of interest on shareholders’ equity, may be revoked to increase the government’s revenues in light of a possible reduction in the income tax rate, which has been and is being discussed in the Brazilian National Congress. The effects of these proposed tax reform measures and any other changes that could result from the enactment of additional tax reforms have not been, and cannot be, quantified yet due to the uncertainty of whether any changes will be implemented. Changes in Brazilian state tax legislation may also have a negative impact on our business and financial results, especially considering the results of the 2022 Brazilian elections, in which various newly elected and re-elected state governors made campaign promises to pursue greater fiscal disciple and balanced budgets for their respective states. The most negative effects of the pandemic in Brazil have been gradually improving, but Brazilian states still need to address the increase in social policy demands and the reduction in tax revenues caused by the limited application of ICMS on fuel, electricity and telecommunications services. Under these circumstances, proposals for taxation of production tend to increase in popularity, such as has been observed in the Brazilian states of Goiás, Paraná and Mato Grosso. The newly elected and re-elected state governors may adopt more extreme measures to increase tax revenues for the states. This situation has been further exacerbated by the uncertainties related to the compensation of losses in tax revenues of the states by the federal government. Some of these measures, if enacted, may result in increases in our overall tax burden, which may adversely affect our overall financial performance. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

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

Our capital stock may make us susceptible to the emergence of shareholders with significant stakes, alliances between shareholders, possible conflicts between shareholders and other events arising from the absence of a controlling shareholder or control group, and that may lead to changes in our corporate policies and strategies.

We are subject to the emergence of controlling shareholders, control groups or even shareholders with significant stakes or agreements between our shareholders, which could subject us to a situation analogous to the existence of a control group.

If a shareholder or group of shareholders with a significant stake of our voting equity arises and exercises decision-making powers and prevails in general meetings, we may undergo changes in or negative impacts on our corporate policies and strategies, including with respect to the composition of our management. For instance, our current board of directors was elected based on a slate proposal presented on February 22, 2022 by our shareholders Marfrig Global Foods S.A., or Marfrig, and Fundo de Investimento em Ações Colorado – Investimento no Exterior, which jointly owned 33.25% of our capital stock at the time. See “Item 6. Directors and Senior Management and Employees—A. Directors and Senior Management—Board of Directors” for further information regarding our board of directors. In addition, in Marfrig’s annual audited financial statements for the year ended December 31, 2022, that it published on its public website in March 2023, Marfrig stated in note 5.12 that as of April 1, 2022, Marfrig obtained “control” of BRF in accordance with applicable Brazilian accounting rules, as Marfrig is considered to have a significant stake of our voting equity and influence over us. We note that the definition of “control” for accounting purposes and for considering the applicability of the business combination standard differs from the definition of “controlling shareholder” and “controlled company” pursuant to Brazilian corporate law, which defines a company as being controlled if its parent company, directly or through other subsidiaries, holds shareholder rights that ensure, on a permanent basis, a preponderance for voting on corporate resolutions and the power to elect the majority of management of the company. See “Item 7. Major Shareholders and Related Party Transactions⸻ A. Major Shareholders.” for further information regarding our major shareholders. Any significant change in the composition of our management, business policy or strategic direction, as well as any process of acquisition of control, or any dispute between shareholders regarding their respective rights, may change or negatively affect our business, strategy or results of operations.

For more information, see “—Provisions in our bylaws may prevent efforts by our shareholders to change our control or management.”

Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs.

Historically, any capital gain realized on a sale or other disposition of ADRs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833, of December 29, 2003) provides that the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil. The Brazilian tax authorities have issued a normative instruction confirming their intention to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares and evidenced by ADRs, which are issued by the ADR depositary outside Brazil, will be deemed to be property located in Brazil for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADRs, even when the transaction is consummated outside Brazil between non- Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. Under Brazilian law, the rules and applicable rates of the withholding income tax on such gains can vary depending on the domicile of the non-Brazilian holder (if the non-Brazilian holder is or is not resident or domiciled in a Tax Haven), the type of registration of the investment held by the non-Brazilian holder with the Brazilian Central Bank and how the disposition is carried out. Capital gains are subject to withholding income tax at a rate of up to 25%, depending on the specific case applicable.

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

The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2022. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 40% of all shares traded on the São Paulo Stock Exchange as of December 31, 2022. These market characteristics may substantially limit the ability of holders of ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Additionally, uncertainties related to global economic activity may result in significant volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. For example, as a result of heightened volatility generated by the onset of the COVID-19 pandemic and its perceived future impact on global economic activity, the B3’s circuit breaker was triggered eight times in March 2020. We are unable to estimate or quantify all economic and operational consequences of the COVID-19 pandemic, particularly in emerging markets, or the macroeconomic effects this or other worldwide dislocations may have on equities traded on global stock exchanges, including the trading of our common shares and ADRs.

In addition, the invasion of Ukraine by Russia has created a period of acute economic uncertainty, volatility and disruption for global markets, leading to an increase in the prices of energy and biomass inputs and, consequently, higher inflation. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the market price of our common shares and ADRs. For additional information, see “—Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.”

In this way, any significant change in the global financial markets or the Brazilian economy may decrease the interest of investors in assets from Brazil and other countries in which we do business, including our common shares, which may adversely affect the trading price of our common shares and ADRs, or decrease liquidity of our common shares and ADRs generally in addition to hindering our access to the equity capital markets and to financing in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for 2022, and we do not expect to be a PFIC for 2023, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the percentage of our assets (which includes cash) by value (determined on the basis of a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets (including goodwill and certain intangible assets) will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. Accordingly, it is possible that we may become a PFIC for 2023 or future taxable years due to changes in our income or asset composition.

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

Pursuant to our bylaws, we must pay our shareholders at least 25% of our annual net income, calculated and adjusted in accordance with the Brazilian Corporate Law, in the form of dividends or interest on equity. Our net income may be capitalized, used to offset losses or retained in accordance with the Brazilian Corporate Law and, therefore, may not be fully available for the payment of dividends or interest on equity. In addition, the Brazilian Corporate Law allows a company not to make such mandatory distribution of dividends in a given fiscal year, if it is incompatible with its financial situation. For more information, see “Item 10. Additional Information––B. Memorandum and Articles of Association––Description of Share Capital”, “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity”. In the last 6 fiscal years, we did not distribute dividends or paid interest on shareholders’ equity. Furthermore, based on our financial information as of December 31, 2022, our accumulated loss was R$2,363,073 thousand. We may only distribute dividends after offsetting the accumulated losses with operating profits or using reserves. In the event of such events, holders of our common shares may not receive dividends or interest on shareholders' equity.

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

We were founded as Perdigão by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia. in the Brazilian state of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

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

Our principal executive offices are located at Av. das Nações Unidas, 14,401 – 22nd to 25th Floors, Torre A2, Condomínio Parque da Cidade, Vila Gertrudes, 04794-000, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5000/5355/5048. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.brf-global.com/. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://ri.brf-global.com. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this annual report.

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

Sale of Quickfood

On December 7, 2018, we executed a Share Sale and Purchase Agreement with Marfrig Global Foods S.A., or Marfrig, for the sale of our total ownership interest in Quickfood (which constituted 91.89% of the capital stock of Quickfood). Quickfood was our subsidiary in Argentina and operated three beef slaughtering plants with a capacity of 620 heads per day and a processing capacity of approximately 6,000 metric tons per month of hamburgers, franks, cold products and frozen vegetables. The transaction closed on January 2, 2019, for an amount equivalent to R$191,291 thousand (US$49,937 thousand, translated to reais at the exchange rate of R$3.8306 as of January 2, 2019). On December 21, 2021, we executed a settlement agreement with Marfrig, whereby Marfrig, upon the payment of R$48,678 thousand (US$8,958 thousand, translated to reais at the average exchange rate of R$5.4341 as defined in the agreement) by us (“Global Indemnification Amount”), discharged us from any indemnification obligations in connection with the sale of Quickfood, except if such obligations derive from any direct or indirect claims related to Avex S.A. and Campo Austral S.A. R$3,678 thousand (US$650 thousand, translated at the exchange rate of R$5.6591 as of December 24, 2021) of the Global Indemnification Amount was paid in cash by us and the remaining amount was paid by offsetting this amount against the purchase price payable by Marfrig to us for the December 21, 2021 sale of the remainder Várzea Grande properties to Marfrig, as described immediately below.

Sale of Várzea Grande Plant

On December 7, 2018, we executed an agreement with Marfrig for the consideration of R$100 million in both real estate assets and equipment from our plant located in Várzea Grande, in the Brazilian state of Mato Grosso, which produces, among other items, hamburgers, meatballs and kibbehs (a type of Middle Eastern beef patty popular in Brazil). This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig agreed to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months. On December 21, 2021, we executed another agreement with Marfrig for the sale in the amount of R$45,000 thousand of the remaining real estate properties located in the city of Várzea Grande, all of which neighbor the plant that was sold to Marfrig in December 2018. These real estate properties are non-operational.

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

Other Transactions

On December 18, 2018, we created a Brazilian receivables investment fund (“FIDC”) to acquire trade receivables of commercial transactions entered into by us and our customers in Brazil. The FIDC has three distinct classes of quotas and may reach an aggregate total volume of R$875 million.

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

On March 9, 2021, we acquired the remaining minority stake in Al Yasra Food K.S.C.C., or BRF AFC, located in Kuwait, through our wholly-owned subsidiary One Foods Holdings Ltd., representing 25% of BRF AFC’s capital stock, for the amount equivalent to R$238,421 thousand (US$40,828 thousand translated to reais at the exchange rate of R$5.8391 as of March 9, 2021). Following that acquisition, BRF AFC (renamed BRF Kuwait W.L.L.) became our wholly-owned subsidiary.

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

In addition, on June 25, 2021, BRF Pet entered into an agreement to acquire 100% of Paraguassu Participações S.A. (“Paraguassu”) and Affinity Petcare Brasil Participações Ltda. (“Affinity”), the holders of 100% of the capital stock of Mogiana Alimentos S.A. (“Mogiana Alimentos”, together with Paraguassu and Affinity, the “Mogiana Group”), which specializes in animal nutrition products for dogs and cats. The Mogiana Alimentos transaction closed on September 1, 2021. From this date, Paraguassu and Affinity became wholly-owned subsidiaries of BRF Pet.

On February 18, 2022, according to conditions established in the agreement, through our wholly-owned subsidiary BRF Pet, we concluded the price adjustment of the consideration for the acquisition of the Mogiana Group. After the price adjustment, in the amount of R$4,026 thousand the fair value of the consideration transferred was R$477,408 thousand of which R$371,746 thousand was paid in cash, R$60,000 thousand will be paid in the next five years and R$45,662 thousand refers to contingent consideration. The amount payable is subject to interest. Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized (see note 14 of our consolidated financial statements) from R$118,930 thousand to R$114,904 thousand arising from the business combination which consists mainly of the synergies expected with the combination of the operations BRF Pet, Mogiana Group and Hercosul Group.

On February 28, 2023 we announced the engagement of Banco Santander (Brasil) S.A. to be our financial advisor for the sale of our pet food operation, developed by our investees BRF Pet S.A., Mogiana Alimentos S.A., Hercosul Soluções em Transporte Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L. The transaction will be carried out through a competitive process, with the objective of obtaining the most advantageous proposal for the business, including the highest price for the assets to be sold. This process is in its initial stage of preliminary discussions with potential interested parties.

In March 2021, we executed a memorandum of understanding with Aleph Farms, Ltd, or Aleph, an Israeli start-up company that develops laboratory proteins from animal cells. The agreement contemplates: (i) the development and production of cultivated meats using the patented production of Aleph (BioFarm™); and (ii) the distribution of cultivated proteins from Aleph, with exclusivity, in Brazil. On July 7, 2021, we participated in the round of investments (Series B) promoted by Aleph, in the amount equivalent to R$13,600 thousand (US$2,437 thousand, translated to reais at the exchange rate of R$5.5805 as of December 31, 2021), of which the equivalent to R$6,797 thousand (US$1,218 thousand, translated to reais at the exchange rate of R$5.5805 as of December 31, 2021) was paid in cash in 2021 and the remainder was paid in 2022 (US$1,250 thousand, which represented R$6,522 thousand at the exchange rate of R$5.2177 as of December 31, 2022). In connection with this investment and the capital allocated by other investors, the funds will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of Aleph’s portfolio. The investment in Aleph is the first one made in the form of venture capital by us and marks our participation in a pioneering sustainable initiative in the global food chain. With this move, we strive towards meeting the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

On August 16, 2021, we executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, in the Brazilian state of Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied by means of a 15-year power purchase agreement. The transaction was initiated on March 14, 2022, with the subscription of the shares of Potengi Holdings S.A. and partial capital contribution by us in the amount of R$60,060 thousand. From that date, we became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A., an affiliated entity. During the year ended on December 31, 2022, we made an additional capital contribution to the capital already subscribed, in the amount of R$32,031 thousand. The energy farm complex is expected to become fully operational by 2024.

In addition, on September 16, 2021, we executed a power purchase agreement and a call option agreement with Intrepid Participações S.A. (“Intrepid”) to form a joint venture for the construction of a self-generated solar energy plant in Mauriti and Milagres, in the Brazilian state of Ceará, Brazil, with an installed capacity of 320MWp (megawatt-peak), on average half of which would be sold to us, in accordance with a 15-year power purchase agreement. The estimated investment is approximately R$1.1 billion (R$3.7 million/MWp installed), and we will directly invest approximately R$50,000 thousand over the course of the development of the project. The solar energy plant is expected to be fully operational by 2024. On April 12, 2022, we canceled the call option and executed a Purchase Agreement and Sale of Shares and Other Covenants with conditions precedent with Intrepid, increasing the investment value from R$50,000 (fifty thousand reais) to R$80,000 (eighty thousand reais).

In December 2021, BRF Foods GmbH and One Foods Holdings Ltd., our indirect wholly owned subsidiaries, signed an amendment to the shareholders' agreement and joint venture with Qatar Holding LLC, a wholly owned subsidiary of Qatar Investment Authority, through which they agreed to the termination of the put option held by the Qatar Investment Authority provided for in such instrument.

On January 18, 2022, we announced the launch of our equity follow-on offering, which closed on February 4, 2022. Pursuant to the equity follow-on offering, we offered 270,000,000 of our common shares in a global offering consisting of (i) an international offering of common shares, including common shares represented by ADSs, outside Brazil and (ii) a concurrent restricted public offering of common shares in Brazil. The international offering included a registered offering in the United States. As a result of this equity follow-on offering, we received net proceeds of approximately R$5,311,440 thousand before expenses and after deducting underwriting commissions. The net proceeds after expenses and deducting underwriting commissions amount approximately R$5,275,444 thousand.

Also, on October 24, 2022 (as reported on Form 6-K filed on the same date, SEC File No. 001-15148), we announced to the market that we executed a joint-venture agreement (“JVA”) with Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (“PIF”) that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. The JVA provides for the incorporation of a legal entity in Saudi Arabia with an ownership of up to 70% by us and up to 30% by HPDC. The entity will operate in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The joint venture will have a combined investment of US$ 500 million (or R$2.6 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022), of which (i) US$ 125 million (or R$652.0 million, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) will be contributed by us and by HPDC upon the incorporation of the joint venture company; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by the JVA parties. The transaction is still subject to obtaining regulatory and internal approvals of the JVA parties.

Recent Significant changes in our Major Shareholders

Between May and June 2021, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares and ADSs. Pursuant to a Schedule 13D filed by Marfrig with the SEC on March 1, 2022, Marfrig beneficially owned in the aggregate 359,933,582 of our common shares, representing 33.25% of our outstanding common shares. On March 10, 2022 Marfrig acquired 200,000 of our common shares, pursuant to the public information disclosed in it’s most recent financial statements published on its public website in March 2023. Marfrig beneficially owns in the aggregate 360,133,580 of our common shares, representing 33.27% of our outstanding common shares.

Capital Expenditures

The table below sets forth our capital expenditures with respect to operations for the periods indicated:

	For the year ended December 31,
	2022	2021	2020
	(in thousands of reais)
Property, plant and equipment	1,452,733	1,555,426	804,609
Biological assets	1,387,669	1,239,746	1,006,222
Intangible assets	228,734	179,632	96,181
Total capital expenditures	3,069,136	2,974,804	1,907,012

In 2022, we resumed our trajectory of investment in demand, efficiency, quality, compliance and people. We continued investments to expand our production capacity and implement projects to automate our production lines. We also invested in operational improvements to increase the yield of processes, raw materials and products, cost optimization and technological efficiency of industrial and corporate processes through the Digital Journey strategy. We also invested in adapting our structures and processes to improve the quality of our products, compliance with standards and legislation, the safety of our operations and our employees at our meat packing plants, feed mills and distribution centers, and in improving cyber security and information security.

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

Our continued efforts in innovation, efficiency and high value-added industrialized products have led to the inauguration of our Seropédica plant, in the Brazilian state of Rio de Janeiro, which was built upon the concept of Industry 4.0 (automation and data exchange in manufacturing). Additionally, we have expanded internationally with strategic investments in Turkey and Saudi Arabia in order to enhance our footprint in the region. See “Item 4. Information on the Company— A. History and Development of the Company—Investment into TBQ and Acquisition of Banvit – Turkey” and “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions.”

B.	Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 5,500 stock keeping units (“SKUs”), as of December 31, 2022. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. For the year ended December 31, 2022, we were responsible for 8.1% of the world’s poultry trade, according to USDA.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 38 industrial facilities in Brazil, as of December 31, 2022, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 519,300 average monthly deliveries and 53 distribution centers and transit points in the domestic market.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE” (ADR level III).

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	Halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Processed Food Products, including the following:
o	marinated, frozen, seasoned whole chicken and cut chicken, roosters (sold under the Chester® brand);
o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
o	snacks (salamitos);
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
o	frozen prepared meals, such as lasagna, macaroni and cheese, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, butter, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

In Brazil, as of December 31, 2022, we operated 38 plants, of which 31 meat processing plants, three margarine processing plants, two pasta processing plants, three soybean crushing plants, three feed meal plants, one commercial feed meal plant and one dessert processing plant. All of these industrial facilities are located near our raw material suppliers or main consumer centers. We have an advanced logistics system in our domestic market, with 53 distribution centers and transit points, seven of which are owned by us and 46 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, as of December 31, 2022, we operated five industrial facilities for meat processing and one for pet food. Additionally, we operated 26 distribution centers, as well as commercial offices on four continents.

See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have taken initiatives to address this aspect, such as the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage BRF's production chain and investments in clean energy in partnerships formed in 2021 with AES Brasil Energia and Ïntrepid Participações S.A., with which it will be possible to reach almost 90% of electricity from clean sources in BRF's operations in Brazil. In 2022, we allocated R$92.1 million in the projects of clean energy, and we planted a renewable forest covering approximately 4 thousand hectares.

A Fully Integrated Platform

We are a fully integrated food platform present in all stages of the complex value chain in which we operate, involving a number of partners selected based on sustainable criteria as well as our integrated farmers and outgrowers, production facilities, distribution centers, and omnichannel sales. Our robust operations include approximately 100,000 employees, 10,000 integrated farmers, 44 production facilities across the Americas, Africa, Asia, Europe, Eurasia and the Middle East, 79 logistics centers, 121 countries, and sales channels that varies between traditional retail and other innovative omnichannel formats, such as Mercato em Casa, Mercato Sadia, online marketplaces and store-within-a-store concept.

Efficiency and Cost Control

We believe that we encourage a culture of excellence and for that reason we seek to constantly challenge ourselves to ensure operational efficiency using our programs and action plans. We seek to minimize our losses and improve our procurement and industrial process in order to consistently deliver profitability.

Such pursuit for high-precision cost control culture is increasingly important in order to navigate periods of exacerbated cost pressure and ensure profitability throughout the cycle. As an example, according to CEPEA/ESALQ, corn and soybean prices, which have a direct impact in our cost of goods sold, have increased over 50% in the last three years in Brazil, on average, an unprecedented variation for the sector, while we managed in the same period to keep operating at margins considered adequate according to our evaluation.

An important tool to perpetuate our pursuit for excellence is what we call “SEO” – Sistema de Excelência Operacional (Operational Excellence System). The SEO intends to improve productivity and reduce costs worldwide as it is replicable in several geographies and ties into our digital processes by monitoring crops and estimating timing for potential price increases. Beginning in 2022 we implemented changes to simplify the SEO increasing efficiency and performance through production process indicators. In addition, we sought synergies between the SEO and +Excelência Logística programs looking to integrate these processes and optimize our production chain costs.

Also in 2022, we implemented a management model focused on operational efficiency and profitability that is already bringing positive results. We saved in operating expenses approximately R$ 130 million by improving operational indicators such as mortality, feed conversion and productivity. We also reduced costs related to idle capacity by R$ 50 million and performed a review of contracts in transportation, distribution and energy. These advances allow us to be ready to take advantage of the best opportunities in a more stable macroeconomic scenario in the future.

House of Strong Brands

In 2022, BRF has reached 88 years of operations in the consumer food industry. We have decades of accumulated experience on consumer trends and behavior, providing us the knowledge to operate in the global food market. We seek to offer increasingly practical high added-value products within a strong portfolio of brands aiming to offer quality food in a way that improves people’s life, delivering products from farm to table. We believe that such expertise has contributed to the development of our brands in the Brazilian and international markets, reaching millions of households with Sadia, Qualy and Perdigão in Brazil and Sadia Halal and Banvit across the globe.

We believe our brands have contributed to the improvement of our results in 2022 due to increased awareness, which translated to approximately 350 thousand active clients purchasing BRF brands in Brazil during the three-month period from October to December 2022. We calculate active clients as the number of clients who purchased our products (directly or indirectly, through distributors) at least once during the last three months as of any given reference date. Such awareness contributed to promoting Sadia as the most valuable food brand in Brazil in 2022, according to Kantar BrandZ, while also increasing net sales by 11.3% in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Additionally, we believe the improvement in innovation during 2022 was in part due to our robust and seasoned management team, which sought to create clear guidelines to promote flexibility in order to allow for quick decision-making throughout our organizational structure.

During the end of 2022, our brand also had an important movement as the only food company to sponsor the official television broadcast of the World Cup in Brazil. This investment gave us 28 days of high visibility in the media.

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

Additionally, our store-within-a-store concept holds more than 80 partnering stores in large retail chains in Brazil as of the date of this annual report, which is complementary to our e-commerce that already serves the majority of the national metropolitan areas.

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

We expect that by 2025 approximately 90% of our energy requirement in Brazil will be supplied by clean and renewable sources (wind and solar). For instance, we entered into agreements for the implementation of clean energy projects, including a joint venture for the construction of a self-generated wind energy farm complex and a in a joint initiative with Intrepid Participações S.A., the Company will seek to implement a park for self-generation of solar energy in the Brazilian state of Ceará. Additionally, in partnership with Banco do Brasil, we have committed to facilitate access to loans for the financing of solar panel installation to integrated farmers with whom we trade, representing an expected investment of more than R$200 million. We are confident that our producers and partners will remain devoted to this project, and together with Banco do Brasil, we expect to build solar farms to reduce indirect emission.

As to social aspects, we seek to maintain an open dialogue with society, and expect to keep developing the communities where we operate and encouraging innovation and knowledge. We value education and inclusion, and we expect to keep contributing to the development of communities where we operate. We have also donated approximately R$100 million to communities where we operate in Brazil and abroad to combat the COVID-19 pandemic.

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

From 2019 to 2022, we have invested in actions that reinforce the respect to the environment throughout the production chain. We are a signatory of the Global Pact of U.N. and are also listed in B3 in the corporate sustainability index (ISE). We also started reporting Sustainability Accounting Standards Board - SASB indicators in the Integrated Report of 2021, in the category Food & Beverage - Meat, Poultry & Dairy.

Aiming to increase our transparency, we have established global commitments to ESG aspects in harmony with the world’s largest corporate sustainability initiative (UN Global Compact), of the size BRF wants to be. The status is updated annually in the Integrated Report. Such commitments are highlighted below:

Animal Welfare

o	BRF is strictly committed to zero tolerance to animal mistreatment, whether through abuse or neglect.
o	Ensure that 100% of the poultry in the integration system are cage-free globally by 2023.
o	Certify by third-party audits 100% of the plants in Animal Welfare by 2025.[1]
o	Only use cage-free chicken eggs in the industrial food process globally by 2025.
o	Ensure that no antibiotics growth promoter is used in the livestock chain.
o	Use environmental enrichment in 100% of the integration of poultry by 2025.

Science and Innovation

o	100% adherence of new product innovation projects to BRF’s sustainability indicator by 2022.

Commodities

o	Ensure 100% traceability of grain acquired from the Brazilian Amazon and the Brazilian Cerrado by 2025.[2]

Communities

o	Invest R$400 million in communities by 2030.[3]

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

Food Waste

o	Promote education to reduce food waste to 1.5 million people globally by 2030.

Diversity

o	Achieve 30% of women in top leadership by 2025. We joined the Equity is Priority movement, which is part of the UN Brazil Global Compact Network that reinforces this commitment.
o	The public sector´s commitment to combat racism.

Packaging

o	Have 100% recyclable, reusable or biodegradable packaging by 2025.

Greenhouse Gases

o	Implement a carbon neutral product line by 2021.
o	Net Zero by 2040.

Natural Resources

o	Reduce BRF´s water consumption indicator by 13% by 2025.
o	Increase electricity from clean sources by 50% by 2030.

Our Industry

We manage our business to target both the Brazilian market and export markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real GDP in Brazil increased at an average annual rate of 2.0% from 2005 through 2022. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%. Reacting to this weak economic environment, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate from a 13.75% SELIC interest rate as of December 31, 2016 to 2% as of December 31, 2020. Since then, the Central Bank has been raising the SELIC interest rate to control inflationary pressures. As of December 31, 2022 the SELIC interest rate was 13.75% and, as of the date of this annual report, the SELIC interest rate was 13.75%. For the year ended December 31, 2022, the IPCA inflation index decreased to 5.79% in comparison to 10.06% for the year ended December 31, 2021.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for 2022 was 9.6%, a decrease of 1.9 percentage points when compared to the 11.6% in 2021. The Consumer Confidence Index for December 2022 was 122.8, an increase of 9.7% in comparison to 112.0 in December 2021.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados), or ABRAS, in December 2022, Brazilian household consumption (former supermarket sales) in real terms (adjusted using the IPCA inflation index), increased 6.23% compared to December 2021. For the full year, supermarket sales in real terms rose 3.89% in 2022 as compared to 2021.

Export Markets

The information set forth in this “Export Markets” subsection is derived from SECEX and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 4.2% in the year ended December 31, 2022, compared to the year ended December 31, 2021, in terms of volume. Pork exports registered a decrease of 1.7% in volume sold in the year ended December 31, 2022, compared to the year ended December 31, 2021. Beef exports registered an increase of 23.6% in volume in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Brazilian chicken exports in the year ended December 31, 2022 totaled 4.7 million tons, with sales amounting to US$9.5 billion (or R$49.6 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). China has been the main destination for these exports (12%), followed by United Arab Emirates (10%), Japan (9%) and Saudi Arabia (7%).

The volume of Brazilian pork exports in the year ended December 31, 2022 totaled 1.1 million tons, with sales amounting to US$2.5 billion (or R$13.0 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). The leading importers, China, Hong Kong and Philippines represented 42%, 9% and 7%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2022 totaled 2.2 million tons, with sales amounting to US$12.9 billion (or R$67.3 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) compared to 1.81 million tons with sales of US$9.1 billion (or R$50.8 billion, translated to reais at the exchange rate of R$5.5805 as of December 31, 2021) in the year ended December 31, 2021. This increase in volume is related to the end of the embargo on Brazilian exports to China, which lasted from September to mid-December 2021.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Products

We are a food company that focuses on the production and sale of branded processed food, poultry and pork products.

Poultry

Our net sales of fresh and frozen chicken and other poultry products in 2022 was R$22,687 million, compared to R$20,363 million in 2021. Most of our poultry sales are to our export markets.

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

Pork and Beef

We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic Brazilian market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In January 2019, following the closing of the transaction in which Marfrig acquired our beef slaughtering facility, we and Marfrig signed a supply agreement under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant. In 2022, our net sales of pork and beef cuts, excluding our discontinued operations, was R$3,335 million compared to R$3,852 million in 2021. We are also further developing our international customer base for pork and beef cuts.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. Our net sales of processed foods was R$24,558 million in 2022, compared to R$21,685 million in 2021. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Plant-based products

In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 0.01% of the vegan nuggets sales in Brazil in 2022. It is officially the first line of plant-based carbon neutral chickens on the Brazilian market, and the totality of the production chain emission is neutralized through the purchase of carbon credits from forest conservation projects.

In March 2021, we executed a memorandum of understanding with Aleph Farms, Ltd, or Aleph, an Israeli start-up company that develops laboratory proteins from animal cells. The agreement contemplates: (i) the development and production of cultivated meats using the patented production of Aleph Farms (BioFarm™); and (ii) the distribution of cultivated proteins from Aleph Farms, with exclusivity, in Brazil. In July 2021, we announced our participation in the round of investments (Series B) promoted by Aleph. We invested US$2,500 thousand (or R$13,004.0 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in two rounds, of which US$1,250 thousand (or R$6,522.0 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) was paid in cash in 2021 and the difference was paid in 2022. In connection with this investment and the capital allocated by other investors, the funds will be destined to the large-scale global marketing of products made from cultivated meat, as well as expansion of Aleph’s portfolio. The investment in Aleph Farms is the first one made in the form of venture capital by us and marks our participation in a pioneering sustainable initiative in the global food chain. With this movement, we strive towards meeting the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

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

We recently announced the engagement of Banco Santander (Brasil) S.A. to be our financial advisor for the sale of our pet food operation. This process is in its initial stage of preliminary discussions with potential interested parties. For more information please see “Item 4. Information on the Company—A. History and Development of the Company––Other Transactions.”

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2022, we produced 9,088 thousand tons of feed and PREMIX in Brazil, compared to 10,071 thousand tons in 2021, and 809 thousand tons in Turkey. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Vision 2030 Plan

In December 2020, we announced our Vision 2030 Plan as a growth strategy to target areas into which we could expand our business and global presence. However, in light of prevailing high levels of inflation and a challenging business environment, among other factors, in 2022 we confirmed our intention to implement a simplification and process adjustment plan, focused on greater agility, efficiency and profitability. We have also therefore begun a broad review of modifications to our long-term strategy under the Vision 2030 Plan, which is on hold and no longer reflects our current objectives. We intend to announce our revised long-term strategy in due course, and therefore undue reliance should not be placed with respect to the previously announced targeted goals in our Vision 2030 Plan.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the third largest producer and the leading exporter of poultry in the world in 2022 based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry. Despite the indication by the USDA of a reduction in the Brazilian poultry production for 2022 when compared to 2021, data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, indicates an increase of 2% for 2022 when compared to 2021.

According to the USDA, global poultry trade increased 2% in 2022 compared to 2021, mainly due to higher exports from Brazil (which increased 5% in comparison to 2021), and Thailand (which increased 14% in comparison to 2021). According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or ABPA), exports of poultry parts increased 6% in 2022 compared to 2021, representing 69% of the total poultry exported volumes. Whole chicken, which represented 21% of the total volume, decreased 2% in 2022 compared to 2021. The main destinations in 2022 were China, Japan, United Arab Emirates and Saudi Arabia. In comparison to 2021, in 2022 Saudi Arabia decreased total imports from Brazil by 4%, China decreased total imports from Brazil by 16%, Japan decreased total imports from Brazil by 6% and United Arab Emirates increased total imports from Brazil by 14%.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	World Chicken Production
Primary Chicken Producers	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
U.S.	21,005	20,391	20,255
China	14,300	14,700	14,600
Brazil	14,250	14,500	13,880
European Union (27 countries)	10,920	10,860	11,030
Russia	4,750	4,600	4,680
Mexico	3,940	3,815	3,725
Thailand	3,300	3,220	3,250
Argentina	2,335	2,290	2,215
Turkey	2,315	2,246	2,136
Colombia	1,880	1,773	1,685
United Kingdom	1,825	1,841	1,779
Others	20,266	20,274	20,022
Total	101,086	100,510	99,257

Primary Chicken Exporters	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,445	4,225	3,875
U.S.	3,317	3,356	3,376
European Union (27 countries)	1,780	1,838	2,037
Thailand	1,035	907	941
Turkey	550	510	440
Others	2,427	2,452	2,447
Total	13,554	13,288	13,116

Primary Chicken Consumers	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
U.S.	17,706	17,164	16,994
China	14,415	15,031	15,211
European Union (27 countries)	9,890	9,668	9,653
Brazil	9,810	10,280	10,010
Mexico	4,842	4,725	4,560
Russia	4,650	4,632	4,688
Japan	2,881	2,848	2,757
United Kingdom	2,445	2,173	2,068
Thailand	2,295	2,280	2,299
Argentina	2,165	2,116	2,025
Colombia	1,950	1,869	1,779
South Africa	1,847	1,888	1,918
Others	23,752	23,406	22,798
Total	98,648	98,080	96,760

Source: USDA, January 2023.

Pork

Brazil is the fourth largest producer and exporter and the fifth largest consumer of pork in the world in 2022, according to the USDA. Brazil’s production and consumption of pork has increased since 2009. In 2022, Brazilian production increased by 5% when compared to the previous year, according to IBGE, even though the USDA estimates a reduction for the same period. The USDA does not expect changes in global production and expects an increase in pork consumption of 1% in 2023. According to the USDA, global pork exports reached 11 million tons in 2022. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the ABPA, as of December 2022, China was Brazil’s primary destination for pork followed by Hong Kong, representing 42% and 9%, respectively, of total Brazilian pork exports. Chinese imports from Brazil decreased 14%, and Hong Kong imports decreased 38%, from December 31, 2021 to December 31, 2022.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
China	55,000	47,500	36,340
European Union (27 countries)	22,670	23,615	23,219
U.S.	12,252	12,560	12,845
Brazil	4,350	4,365	4,125
Russia	3,800	3,700	3,611
Vietnam	2,700	2,590	2,467
Others	13,003	13,277	13,152
Total	113,775	107,607	95,759

Main Pork Exporters	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
European Union (27 countries)	4,150	4,990	5,175
U.S.	2,873	3,187	3,302
Canada	1,430	1,482	1,545
Brazil	1,319	1,321	1,178
Mexico	300	319	344
United Kingdom	260	256	346
Chile	200	268	295
Others	374	392	375
Total	10,906	12,215	12,561

Main Pork Consumers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
China	56,948	51,724	41,517
European Union (27 countries)	18,640	18,723	18,204
U.S.	9,964	9,918	10,034
Russia	3,650	3,558	3,468
Brazil	3,033	3,047	2,949
Vietnam	2,845	2,821	2,687
Others	17,458	17,911	16,168
Total	112,538	106,982	95,027

Source: USDA, January2023.

Beef

Brazil was the second largest producer, the third largest consumer and the largest exporter of beef in the world in 2022, according to the USDA. From 2022 to 2023, the USDA estimates that there will be no changes in global beef production, exports and consumption.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,895	12,734	12,389
Brazil	10,350	9,750	10,100
China	7,125	6,980	6,720
European Union (27 countries)	6,790	6,865	6,882
India	4,350	4,195	3,760
Argentina	3,110	3,000	3,170
Mexico	2,180	2,129	2,079
Australia	1,895	1,888	2,125
Canada	1,395	1,385	1,314
Russia	1,380	1,380	1,378
Others	7,943	8,060	7,866
Total	59,413	58,366	57,658

Main Beef Consumers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,809	12,712	12,531
China	10,555	9,987	9,485
Brazil	7,524	7,492	7,468
European Union (27 countries)	6,515	6,511	6,518
India	2,875	2,798	2,476
Argentina	2,298	2,273	2,366
Others	14,804	15,086	15,198
Total	57,380	56,859	56,060

Main Beef Exporters	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,898	2,320	2,539
U.S.	1,607	1,561	1,338
India	1,475	1,397	1,284
Australia	1,260	1,291	1,473
Argentina	820	735	818
Others	4,106	4,142	3,784
Total	12,166	11,446	11,236

Source: USDA, January 2023.

Processed and Pet Food Markets

We continue to enhance our processed food products portfolio. This market remains a strategic market for us due to its positive growing perspectives. According to WMStrategy (WMS), the Ready Meal segment in Brazil is expected to reach US$2.4 billion in 2025, which represents a CAGR of 6.6% from 2020 to 2025.

We recently announced the engagement of Banco Santander (Brasil) S.A. to be our financial advisor for the sale of our pet food operation. This process is in its initial stage of preliminary discussions with potential interested parties. For more information please see “Item 4. Information on the Company—A. History and Development of the Company––Other Transactions.”

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

Meat Production Chain

Poultry

At the beginning of the broiler production cycle, we purchase day-old grandparent’s breeder chicks from Aviagen of Brazil. We send these birds to our grandparent stock farms, forming our grandparent breeding stock. With respect to turkeys, we purchase hatched grandparent’s eggs and then send those eggs to our grandparent stock hatchery, where the eggs are hatched, and the chicks are raised, forming our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.7 billion day-old chicks and 13.6 million day-old turkeys in 2022. In Brazil we produced 1.5 billion day-old chicks and 12.6 million day-old turkeys. In Turkey we produced 185.0 million day-old chicks and we purchased 941.3 thousands day-old turkeys. We hatch these eggs in our 30 hatcheries (26 broiler, 1 turkey, 3 breeders), with 3 broilers in Turkey and the other hatcheries in Brazil.

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

As of December 31, 2022, we have a fully automated slaughtering capacity of 33.4 million heads of poultry per week and 312 thousand heads of turkey per week.

Pork

We produce the vast majority of the pork we use in our products. We also purchase pork on the spot market.

Piglet producers either purchase parent breeder hogs produced by us or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with approximately 3,200 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

As of December 31, 2022, we had a pork slaughtering capacity of 243.5 thousand heads per week.

Beef

We had a beef slaughtering capacity of 14,400 heads per week until October 1, 2014, when we signed an Investment Agreement with Minerva, pursuant to which we allocated our beef slaughtering plants in Várzea Grande and Mirassol, as well as our employees involved in these activities, to a closed capital company that was incorporated within Minerva. We received an equity interest in Minerva in connection with this transaction. The transaction closed on October 1, 2014. On December 7, 2018, we executed an agreement with Marfrig for its acquisition in the amount of R$100 million of real estate and equipment from our plant located in Várzea Grande, in the Brazilian state of Mato Grosso, which produced approximately 69,000 tons of hamburger meat per year. This transaction closed on January 23, 2019 and, on April 1, 2019, a Supply Agreement with Marfrig became effective, under which Marfrig undertook to provide us with finished goods produced in the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products for 60 months.

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. We have a total production capacity of 195.3 thousand tons/month across 16 production units in Brazil (Capinzal, Chapecó, Concórdia, Herval D’Oeste, Lajeado, Lucas de Rio Verde, Marau, Mineiros, Paranaguá, Ponta Grossa, Rio Verde, Tatuí, Toledo, Uberlândia, Videira and Vitória de Santo Antão) processing meat products (such as mortadella, franks, sausage, hamburger and breaded meat) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. The company completed the construction of one plant in Seropédica, in the Brazilian state of Rio de Janeiro, and began its operations in July 2021. In Tatuí, in the Brazilian state of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the Brazilian state of Paraná, we produce pizzas, pastas, desserts (such as Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

In November 2014, we opened our first plant in the Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded meat, hamburger, mortadella and marinated chicken breast.

In January 2021, we concluded the acquisition of Joody Al Sharqiya Food Production Factory, its first production plant in Saudi Arabia with a total capacity of 3.6 thousand tons/year. In October 2022 we implemented an expansion plan to grow the capacity to 18 thousand tons/year of processed chicken products.

We also sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties. In addition, we produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the Brazilian state of Santa Catarina, Dois Vizinhos, in the Brazilian state of Paraná, and in Toledo, also in the Brazilian state of Paraná. In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets, and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 0.01% of the vegan nuggets sales in Brazil in 2022.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plants in Paranaguá, in the Brazilian state of Paraná, Uberlândia, in the Brazilian state of Minas Gerais and Vitória de Santo Antão, in the Brazilian state of Pernambuco, under the Qualy, Deline and Claybom and Becel brands and in the Brazilian state of Pernambuco under the brands Qualy and Deline. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

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

We own 24 feed and PREMIX production plants in Brazil and three feed production plants in Turkey. Additionally, we lease three feed plants from third parties that are 100% dedicated to our operations and one PREMIX production plant that is not 100% dedicated to our operations. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2021 and 2022, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the Brazilian states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

Brazilian Market

Brazil is the fifth largest country in the world in terms of land and has the seventh largest population on the globe. As of December 31, 2022, Brazil had an estimated population of 214 million people, according to figures from the IBGE (latest data from 2021). Brazil’s GDP amounted to US$1.5 trillion in 2020, US$1.65 trillion in 2021 and US$1.9 trillion in 2022. In the year ended December 31, 2022, GDP increased by 11% in nominal terms.

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, was 4.52% in 2020, 10.06% in 2021 and 5.79% as of December 31, 2022, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$5.20/US$1.00 in 2020, R$5.58/US$1.00 in 2021 and R$5.22/US$1.00 as of December 31, 2022, with the real appreciating by 6.50% as of December 31, 2022, compared to 2021.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2022 of 94.98 kilograms, including beef, chicken and pork products, according to the USDA, a decrease of 2.8% compared to 2021. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the meat price increases and a slow economic recovery, meat consumption decreased in 2022 compared to 2021. A slight economic improvement is expected for 2023 in comparison to 2022. Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides us, there are many large producers, including Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS in 2013), Cooperativa Central Aurora Alimentos (“Aurora”) and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

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

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors, as of the 6th bimester of each year:

•	the Brazilian industrialized food market had revenues of approximately R$34,319 million in 2022 compared to R$31,377 million in 2021;
•	the Brazilian frozen food market had revenues of approximately R$8.607 million in 2022 compared to R$7,524 million in 2021; and
•	the Brazilian margarine market had revenues of R$6,604 million in 2022 compared to R$5,220 million in 2021.

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

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 50.2%, 51.3%, and 53.2% of our net sales in 2022, 2021 and 2020, respectively. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 44.8% 44.5% and 43.7% of our net sales in 2022, 2021 and 2020, respectively.

The table below sets forth the percentage of our net sales by category in the Brazilian segment, International segment, and Other segments for the periods indicated:

	2022	2021	2020
Brazilian Market
Poultry	8.5%	9.4%	9.5%
Pork/Beef	2.6%	3.0%	3.2%
Processed food products	38.8%	38.7%	40.4%
Other Sales	0.3%	0.2%	0.1%
Total Brazilian market	50.2%	51.3%	53.2%
International Markets
Poultry	33.7%	32.7%	31.0%
Pork/Beef	3.6%	5.0%	5.9%
Processed food products	6.8%	6.1%	6.0%
Other Sales	0.7%	0.7%	0.8%
Total International markets	44.8%	44.5%	43.7%
Other Segments
Poultry	0.0%	0.0%	0.0%
Pork/Beef	0.0%	0.1%	0.0%
Processed food products	0.0%	0.0%	0.0%
Other Sales	5.0%	4.0%	3.0%
Total Other Segments	5.0%	4.2%	3.2%
Total	100%	100%	100%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Seasonality” for information regarding seasonality.

Overall Comparison of Our Net Sales for the Years Ended December 31, 2022 and 2021

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

Our domestic distribution network consists of 23 distribution centers in several Brazilian states. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 30 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own five of our distribution centers and two of our transit points. We lease the remaining 18 distribution centers and 28 transit points, which are listed below under “—Property, Plant and Equipment.” We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

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

In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2022 as reported by A.C. Nielsen shows that we have significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

Source: A.C. Nielsen Bimonthly Retail – Margarines and Frozen Meals (October/November 2022 survey); Filled and Cold Cuts (November/December 2022 survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

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

In the Brazilian market for in natura meat (whole poultry, poultry and pork cuts), we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. The in natura meat market is volatile and cyclical (higher costs and protein offer). In order to prevent low margins by competing with small producers and keep a stronger market presence, we have changed our price strategy and developed a high aggregate value and innovative portfolio. Our main focus in the Brazilian market is to meet consumer needs focusing on increasing value-added products which represented more than 70% of our sales in 2022.

As mentioned earlier, BRF also has operations of pet food, which is part of the Pet Industry in Brazil. This industry is composed by, other than pet food, veterinary medicines and pet general care, which encompasses pet health care and hygiene.

The global pet food market size was valued at $94.8 billion in 2021, and is projected to reach $139.3 billion by 2030, according to Grand View Research, with Brazil playing a key role in this growth. The country has the second largest population of dogs and cats in the world and is the third largest country in total pet population, which market represents 0.36% of total Brazilian GDP, according to ABINPET data from 2021.

We believe we are well positioned on this market, being the third largest pet food player in Brazil, with 10% market share and potential to become the second largest in the coming years, according to our estimates based on ABINPET data from 2021. Brazil leads in the natural pet food segment, derived from animal ingredients in their natural state. The unpenetrated market is favorable for strong brands, such as the ones we own, to consolidate and lead the national market.

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. For example, farming livestock cooperatives are increasingly significant competitors in our markets, as they have certain tax advantages and generally enjoy greater mobility in directing their production to foreign markets at times when exports become more attractive than their respective domestic market. In addition, JBS is one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive input costs.

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

Our net sales in the international market reached R$24,103,135 thousand in 2022, an increase of 12.0% from 2021. In 2022, the variation in trade and price in the international chicken market reached a historic high. The fear of a possible shortage of chicken supply resulting from the invasion of Ukraine, one of the biggest producers and exporters of chicken in the world, coupled with the cases of avian influenza in the United States and Europe, resulted in an increase in demand of chicken produced in other countries, including Brazil, initially causing a surge in price. However, by the end of the year, Ukraine’s chicken exports returned to normal levels and the avian influenza cases in the United States did not affect industrial poultry, resulting in oversupply of chicken in the international market, which caused a deterioration in prices. Despite the challenging international market environment, we still believe we are one of the largest poultry exporters in the world. In 2022, we accounted for 8.1% of the world’s poultry trade, according USDA.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2022, we operated 23 distribution centers and 30 transit points.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá, in the Brazilian state of Santa Catarina. We also export our products through Rio Grande, in the Brazilian state of Rio Grande do Sul and Paranaguá, in the Brazilian state of Paraná. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the Brazilian states of Paraná, Santa Catarina and Rio Grande do Sul. In 2022, we packed more than 57.2% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

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

Europe. The European Union suspension on certain products from Brazilian producers caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand. This transaction closed on June 3, 2019 for the amount equivalent to R$1,488,033 thousand (US$382,106 thousand, translated to reais at the exchange rate of R$3.8943 as of June 3, 2019). We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. That non-compete provision has lapsed in 2022 and we no longer have any restrictions to sell in Europe. In October 2020, after reaching a commercial agreement with Tyson International Holding Co., we resumed the export of poultry breast cuts to Europe, accelerating our return to the continent. The arrangements with Tyson include a removal of the non-compete restrictions in the Thai market by 2024. We currently sell only chicken breast and raw material for the pet food industry in Europe.

Asia. Asia is a highly diverse continent, both in terms of cultural and economic development characteristics, where we serve 13 countries, from mainland China to the islands in the South Pacific region. In 2022, Japan was our largest market in Asia, where our local level of service, coupled with quality standards and product range have made us a preferred supplier of chicken products in the market. In 2022 we closed our local distribution operation in Shanghai. China was our second largest market in 2022. In South Korea, we were the first Brazilian producer to export pork cut providing new business opportunities. In Singapore, we consolidated the Sadia brand with a diverse portfolio and brand campaigns, maintaining our presence in modern retails in key products categories. Furthermore, we started our own local distribution model to strengthen even more our brand presence in Singapore. Additionally, in Southeast Asia, we expanded to new countries and clients, serving these markets with a diverse portfolio of chicken, pork and processed meat. In 2020, we concluded the sale of our stake in the joint venture “FFM Further Processing Sdn. Bhd.,” in Malaysia, while maintaining the export leadership to this country.

Middle East. In the Middle East and Turkey we sell to wholesalers, retailers, small stores (traditional trade), food service providers and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We have as well launched new products adjacent of the chicken category, such as Frozen French Fries and Frozen Vegetables. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading food brand in the Middle East and has the highest preference level within the poultry category, according to a study made by Ipsos Research, a third-party consulting firm in 2022. In 2017, we created separate Halal business operations, which was focused 100% in the Halal market. We also announced the completion of the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. Banvit is the number one brand in Turkey in the chicken category, leading with a preference score of 49% according to a study made by Ipsos in 2022. In December 2021, we and QIA have agreed on the termination of the put option available to QIA under the original shareholders’ agreement and agreed to provide QIA with further alternatives to liquidate its investment in Banvit. In any event, we no longer have financial liabilities with respect to QIA. See “Item 4. Information on the Company—A. History and Development of the Company— Investment into TBQ and Acquisition of Banvit – Turkey.” In 2019, our Halal operations were reincorporated into BRF as part of our International operating segment, and they are currently operating similarly to how they operated prior to 2017. In 2021, we concluded the acquisition of a food processing plant in Dammam, Saudi Arabia. See “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions.”

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed foods category, but also value-added opportunities in key markets. In 2021 and 2022, we focused on strengthening our partnerships in the region, further improving our leadership position in exports of processed foods to the continent. Our approach to exports in Africa targets sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa and Mauritius through our facilities in Turkey. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of development will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities, for example by expanding our portfolio of breaded items in South Africa’s main retailers, which we started in 2020.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2022, we continued selling chicken cuts, including breasts and wings, to processing companies in Canada, and processed items to the Caribbean. Additionally, Sadia and Qualy are established brands that enjoy significant market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors. An example of our commercial strength in the Americas is our leadership in the margarine segment in Chile with our brand Qualy and in the breaded and ready meals segments in Chile and Uruguay with Sadia.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy” and “Perdigão” brands in the Brazilian market and mainly under the “BRF Ingredients,” “Perdix,” “Perdigão,” “Sadia,” “Confidence,” “Qualy,” “Borella,” “Hilal,” “Balance,” “Onefoods,” and “Deline” brands in our international markets, as described below under “— Marketing.”

We also own several brands for specific products or product lines. In the Brazilian market, these brands include, but are not limited to, “Sadia Bio,” “Sadia Salamitos,” “Sadia Veg&Tal,” Sadia Livre&Lev,” “Sadia Hot Pocket,” “Perdigão Ouro,” “Chester Perdigão,” “Perdigão NaBrasa”, “Kidelli” and “Claybom.” The “Sadia” trademark is registered in various forms in more than 110 countries. In the Middle East, “Sadia” is registered in various forms in countries such as Saudi Arabia, the United Arab Emirates, Egypt, Jordan, Bahrain, Yemen, Iran, Lebanon, Qatar, Kuwait, and Oman, as well as in countries in Europe, the Caucasus, Asia, Africa and Latin America. The Sadia mascot is protected both as a registered trademark and copyright pursuant to a registration with the Brazilian National Library, and such protection extends to countries other than Brazil.

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

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy master brands. Apart from these major brands, we also sell our products under various Sadia lines, including: Sadia Veg&Tal, Sadia Bio, Sadia Orgânico and Sadia Speciale. Additionally, we sell products under various Perdigão lines, including Chester, Ouro, Na Brasa and Meu Menu.

Sadia is the Brazilian most valuable food brand according to Kantar - Brand Z 2022 and holds a leading position in the market. Perdigão leads core volumetric occasions in the Brazilian food market, including in the processed food segment. Chester is a Perdigão line well-known for its Christmas products.

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

In 2019, we introduced a new positioning concept for our Sadia brand based on consumer perception of quality, superiority and transparency. Sadia is the preferred protein brand in the Brazilian food market according to Kantar Insights – Brand Equity Tracking 2022. Sadia and Perdigão, together, hold 43.2% of the food market preference in Brazil. Qualy, Deline and Claybom together have more than 60% of the margarine market preference in Brazil, also according to Kantar Insights – Brand Equity Tracking 2022. Our brands are also amongst the consumers most chosen FMCG brands, Perdigão holds the 4th most preferred position (1st in protein brands), Sadia 7th and Qualy 15th according to Kantar Brand Footprint 2022.

The pandemic has brought about important changes to our customer’s routines, which have required significant shifts in our brand strategy. Among them, we highlight the development of a website designed as a recipe hub, which registered 27 million online visits in 2022, and which featured more than 1,200 different recipes for our customers who needed to migrate from eating out to preparing home cooked meals. In addition, the visibility of our brands significantly increased on our commercial partners’ e-commerce platforms as well as on delivery platforms through partnerships. The number of interactions on social networks in 2022 increased, by 14.3%, compared to the same period in 2021. Even with such growth, we maintained generally positive feedback on these initiatives, with an average NPS of 7.20. We have made important improvements in actively listening to our customers through several consumer and market insight initiatives.

In 2022, Sadia launched new products to enhance occasions for culinary indulgence, Empanadíssimo (Breaded Chicken Breast), expanded the line of pies with two new flavors, entered the special sausage market with three German inspired products and entered in a new protein market launching two types of fish cuts and two types of shrimp. To help consumers in their daily routine, Sadia continued to improve its recipe platform in television and digital. The brand is also continued as sponsor of the National Basketball Association, or NBA.

In 2022, Perdigão had a robust always-on brand strategy, both online and offline. The brand started the year with a strong campaign for Mortadela Ouro, celebrating the city of São Paulo’s birthday with Mortadela Week. The brand also continues with Ivete Sangalo, a famous and prize-winning Brazilian singer, as ambassador for the 360 core campaign, entitled “o Sabor de Perdigão tem Poder.” We also expanded the partnership sponsoring the TV shows “Pipoca da Ivete” and “Masked Singer”. For online broadcast, the brand also created an online show called “Receitas com Calabresa” that fortified the main core recipes and cooking moments of the brand. Finally, Perdigão launched three new ready meal flavors with Nosso Menu brand, two new pies with the Chester brand specially developed for Christmas time and because of the World Cup, we fortified our portfolio of NaBrasa, launching eleven types of fresh sausage and 2 types of hamburgers. The Chester communication campaign is celebrating “the first slice of Chester”, highlighting the moments that we celebrate at Christmas and start slicing the main course, the Chester.

Qualy expanded its portfolio to include new spread categories by adding Qualy Vegê wich is the first 100% plant based margarine. Besides the portfolio expansion, Qualy has also embraced the sustainability pillar. First by reinforcing the reuse of margarine package with more attractive and resistant collectible versions of containers. Second, Qualy has recently committed to the recycling of 100% of the Polypropylene material used in its packages. This is viable due to the partnership with ‘eureciclo’ and the process is reviewed by an independent audit firm. The brand also launched a new campaign in the end of 2022 with three new ambassadors, Jojo Todynho, Ary Fontoura and Suppla, bringing to life new breakfast moments and the new brand positioning.

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

Entities	Country	Main Activity	Interest in Equity as of December 31, 2022
BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
BRF Shanghai Trading Co. Ltd.	China	Import, export and commercialization of products	100.00%
Sadia Chile SpA	Chile	Import, export and commercialization of products	40.00%
One Foods Holdings Ltd.	UAE	Holding	100.00%
Al Wafi Food Products Factory LLC	UAE	Import, export, industrialization and commercialization of products	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Import and commercialization of products	100.00%
Joody Al Sharqiya Food Production Factory	Saudi Arabia	Import, industrialization and commercialization of products	100.00%
BRF Kuwait WLL	Kuwait	Import, commercialization and distribution of products	49.00%
BRF Foods GmbH	Austria	Industrialization, import and commercialization of products	100.00%
Al Khan Foodstuff LLC	Oman	Import, commercialization and distribution of products	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Turkey	Import, industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%
BRF Pet S.A.	Brazil	Industrialization, commercialization and distribution of feed and nutrients for animals	100.00%
Sadia Chile SpA	Chile	Import, export and commercialization of products	60.00%
Sadia Uruguay S.A.	Uruguay	Import, export and commercialization of products	100.00%

The charts below shows our corporate structure.

BRF S.A. *
100%
BRF GmbH (Austria)
100%
99.9%
100%
100%
BRF Global GmbH (Austria)
0.1%
BRF Foods LLC (Russia)
Wellax Food Logistics C. P. A. S. U. Lda. (Portugal)
Perdigão Europe Lda. (Portugal)

BRF S.A.
100%
BRF GmbH (Austria)
99%
100%
90%
BRF Global Company Nigeria Limited (Nigeria)
1%
BRF Global Company South Africa Proprietary Ltd. (South Africa)
Proudfood, Lda. (Angola)
10%

BRF S.A.
100%
BRF Global GmbH* (Austria)
100%
BRF GmbH (Austria)
100%
OneFoods Holdings Ltd (DIFC UAE)
100%
100%
100%
100%
100%
100%
BRF Shanghai Trading Co. Ltd. (China)
BRF Shanghai Management Consulting Co. Ltd. (China)
BRF Korea LLC (South Korea)
BRF Japan KK (Japan)
BRF Singapore Foods PTE Ltd. (Singapore)
One Foods Malaysia Sdn Bhd (Malaysia)

For a complete list of all of our direct and indirect subsidiaries, see note 1.1 to our consolidated financial statements.

D.	Property, Plant and Equipment

Production

Our activities are organized into two regions: Brazil and International (consisting of the Middle East, North Africa, Malaysia, Africa, Asia, Europe, Eurasia and the Americas).

In Brazil, as of December 31, 2022, we operated 38 plants, of which 31 meat processing plants, three margarine processing plants, two pasta processing plants, three soybean crushing plants, three feed meal plants, one commercial feed meal plant, and one dessert processing plant, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 53 distribution centers and transit points, seven of which are owned by us and 46 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, as of December 31, 2022 we operated five industrial facilities for meat processing and one for pet food. Additionally, we operated 26 distribution centers, as well as commercial offices on four continents.

The table below sets forth our production facilities in Brazil and abroad.

Production Plant	State of Location	Activities
Meat Products (Brazil):
Bugio	Santa Catarina	Pork slaughtering (partnership)
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**/***	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Duque de Caxias*****	Rio de Janeiro	Industrialized products processing
Francisco Beltrão**	Paraná	Poultry slaughtering, animal feed and hatcheries
Garibaldi**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lajeado Minuano	Rio Grande do Sul	Poultry slaughtering (exclusive partnership)
Lucas de Rio Verde****	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Master	Santa Catarina	Pork slaughtering (partnership)
Mineiros***	Goiás	Poultry and special poultry (Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Ribeirão das Neves*****	Minas Gerais	Industrialized products processing
Rio Verde***	Goiás	Pork and poultry slaughtering, industrialized products processing
Serafina Corrêa	Rio Grande Sul	Poultry slaughtering
Seropédica	Rio de Janeiro	Sausage Factory
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry and pork slaughtering, industrialized products processing and hatcheries
Videira	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Meat Products (International):
Abu Dhabi	UAE	Industrialized products processing
Damman	Saudi Arabia	Industrialized products processing

Production Plant	State of Location	Activities
Bandirma	Turkey	Poultry slaughtering and industrialized products processing
Elazig	Turkey	Poultry slaughtering
Izmir	Turkey	Poultry slaughtering

Soybean and Margarine Products (Brazil):
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitória de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

Aniaml Feed (Brazil):
Arroio do Meio	Rio Grande do Sul	Animal feed
Catanduvas	Santa Catarina	Animal feed
Faxinal dos Guedes	Santa Catarina	Animal feed
Gaurama	Rio Grande do Sul	Animal feed

Pet Food/Feed Meal (Brazil):
Bastos	São Paulo	Feed meal / pet food (Mogiana)
Campinas	São Paulo	Feed meal / pet food (Mogiana)
Ivoti	Rio Grande do Sul	Feed meal / pet food (Hercosul)

Pet Food/Feed Meal (Internacional):
Juan Léon Mallorquín	Paraguay	Feed meal / pet food (Hercosul)

____________________

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

*****Partnership with Riberão das Neves and Duque de Caxias was ended in the first semester of 2022.

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in note 13 to our consolidated financial statements.

Distribution Centers and Transit Points

We operate 53 distribution centers and transit points throughout Brazil, as set forth in the table below.

Category	Location	State	Owned or Leased
Distribution Center	Aparecida de Goiânia	Goiás	Leased
Transit Point	Aracaju	Sergipe	Leased
Transit Point	Araçabuta	São Paulo	Leased
Transit Point	Bauru	São Paulo	Leased
Distribution Center	Benevides	São Paulo	Leased
Transit Point	Brasília	Distrito Federal	Leased
Transit Point	Campo Grande	Mato Grosso do Sul	Leased
Transit Point	Campos dos Coyatazes	Rio de Janeiro	Leased
Distribuition Center	Duque de Caixas	Rio de Janeiro	Leased
Distribuition Center	Embu das Artes	São Paulo	Leased
Distribuition Center	Fortaleza	Ceará	Leased
Transit Point	Foz do Iguaçu	Paraná	Leased
Transit Point	Governador Valadares	Minas Gerias	Leased
Transit Point	Guarulhos	São Paulo	Leased
Transit Point	Içara	Santa Catarina	Leased
Transit Point	Itabuna	Bahia	Leased
Distribuition Center	Itajaí	Santa Catarina	Leased
Distribuition Center	Jundiaí	São Paulo	Leased
Transit Point	Limeira	São Paulo	Leased
Distribuition Center	Londrina	Paraná	Leased
Transit Point	Maceió	Alagoas	Leased
Distribuition Center	Manaus	Amazonas	Leased
Distribuition Center	Marau	Rio Grande do Sul	Owned
Transit Point	Marau	Rio Grande do Sul	Owned
Transit Point	Maringá	Paraná	Leased
Transit Point	Montes Claros	Minas Gerias	Leased
Transit Point	Natal	Rio Grande do Norte	Leased
Distribuition Center	Nova Santa Rita	Rio Grande do Sul	Leased
Transit Point	Paraíso do Tocantins	Tocantins	Leased
Distribuition Center	Paranaguá	Paraná	Leased
Transit Point	Pelotas	Rio Grande do Sul	Leased
Distribuition Center	Ponta Grossa	Paraná	Owned
Transit Point	Ponta Grossa	Paraná	Owned
Transit Point	Pouso Alegre	Minas Gerias	Leased
Transit Point	Presidente Prudente	São Paulo	Leased
Distribuition Center	Ribeirão das Neves	Minas Gerias	Leased
Transit Point	Ribeirão Preto	São Paulo	Leased
Distribuition Center	Rio Verde	Goiás	Owned
Distribuition Center	Salvador	Bahia	Leased
Transit Point	Santa Maria	Rio Grande do Sul	Leased
Transit Point	Santa Rosa	Rio Grande do Sul	Leased
Transit Point	São José dos Campos	São Paulo	Leased
Distribuition Center	São José dos Pinhais	Paraná	Leased
Transit Point	São Luís	Maranhão	Leased
Transit Point	Seabra	Bahia	Leased
Transit Point	Sorocaba	São Paulo	Leased
Transit Point	Teresina	Piauí	Leased
Distribuition Center	Uberlêndia	Minas Gerias	Owned
Distribuition Center	Várze Grande	Mato Grosso	Leased
Distribuition Center	Viana	Espírito Santo	Leased
Distribuition Center	Videira	Santa Catarina	Owned
Distribuition Center	Vitória de Santo Antão	Pernambuco	Leased
Distribuition Center	Xerém	Rio de Janeiro	Leased

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

In our Sustainability Policy, our Health, Safety and Environmental Policy (SSMA Policy) and the Sustainability Pillar of the BRF Operational Excellence System (“SEO”), we established guidelines for environmental management based on national and international references. These instruments seek to ensure that our activities and growth are carried out in accordance with applicable environmental regulations. We have established a set of standards to be used in our environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, such as the Environmental Sustainability Index (ISA) applied to agricultural and industrial plants, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed. Since 2021 BRF started reporting Sustainability Accounting Standards Board – SASB indicators in the Integrated Report, in the category Food & Beverage - Meat, Poultry & Dairy.

In 2022, we maintained four plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

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

Despite our efforts to comply with the legislation and the environmental regulations, we have occasionally been required to sign environmental agreements with the Brazilian federal and local government related to the non-compliance with environmental licensing requirements. We are required under these agreements to, among other things, address the environmental infraction and remediate any environmental damage. If we do not comply with these obligations, we will be subject to the payment of fines accrued on a daily basis. See “Item 8. Financial Information—A Consolidated Statements and Other Financial Information—Legal Proceedings—Civil, Commercial and Other Proceedings” for additional information.

Health and Safety

We are committed to the safety of our facilities. All our employees and contractors in Brazil and abroad must follow our safety protocols. In addition, we have hired consulting firms to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention and other health and safety improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. Between 2019 and 2020 we reformulated our Health and Safety Management System, which became part of the BRF Operational Excellence System. With this new health and safety management model we continue to reduce our accident frequency rate, calculated based on the Occupational Safety and Health Administration (“OSHA”) requirements, by 39% in three years (2020 to 2022), which we believe demonstrates our commitment to safety.

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

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 5,500 stock keeping units (“SKUs”), as of December 31, 2022. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen prepared entrees, portioned products and sliced products. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Perdix, Confidence and Hilal. For the year ended December 31, 2022, we were responsible for 8.1% of the world’s poultry trade, according to USDA.

Our portfolio strategy is focused on creating new, convenient, practical and healthy products for our consumers based on their preferences. We seek to achieve that goal through strong innovation to provide us with increasing value-added items that will differentiate us from our competitors and strengthen our brands.

With 38 industrial facilities in Brazil, as of December 31, 2022, we have among our main assets a distribution network that enables our products to reach Brazilian consumers through more than 519,300 average monthly deliveries and 53 distribution centers and transit points in the domestic market.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE” (ADR level III).

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	Halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Processed Food Products, including the following:
o	marinated, frozen, seasoned whole chicken and cut chicken, roosters (sold under the Chester® brand);
o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
o	snacks (salamitos)

o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
o	frozen prepared meals, such as lasagna, macaroni and cheese, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, butter, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

In Brazil, as of December 31, 2022, we operated 38 plants, of which 31 meat processing plants, three margarine processing plants, two pasta processing plants, three soybean crushing plants, three feed meal plants, one commercial feed meal plant and one dessert processing plant. All of these industrial facilities are located near our raw material suppliers or main consumer centers. We have an advanced logistics system in our domestic market, with 53 distribution centers and transit points, seven of which are owned by us and 46 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, as of December 31, 2022, we operated five industrial facilities for meat processing and one for pet food. Additionally, we operated 26 distribution centers, as well as commercial offices on four continents.

See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have taken initiatives to address this aspect, such as the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage BRF's production chain and investments in clean energy, in partnerships formed in 2021 with AES Brasil Energia and Ïntrepid Participações S.A., with which it will be possible to reach almost 90% of electricity from clean sources in BRF's operations in Brazil. In 2022, we allocated R$92.1 million in the projects of clean energy, and we planted a renewable forest covering approximately 4 thousand hectares.

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

Brazilian and Global Economic Conditions

The CMN set the target inflation in Brazil at 3.5% for 2022, with a potential range of 1.5 percentage points higher or lower than this target. The inflation rate, which had been above the target at 4.52% in 2020, increased to 10.06% in 2021 and decreased to 5.79% in 2022. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and ultimately limit consumption.

The Brazilian labor market registered an average unemployment rate of 7.9% in 2022, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents an improvement when compared to the rate of 11.1% in 2021. Additionally, after decreasing to 75.5 points in 2021, Brazilian consumer confidence increased to 88.0 points in December 2022, according to a Consumer Survey of Fundação Getúlio Vargas (FGV).

Real GDP in Brazil increased at an average annual rate of 2.0% from 2005 through 2022. Economic activity in Brazil recovered in 2022 and 2021, with the real GDP increasing 2.9% and 5.0%, respectively, after decreasing 3.3% in 2020. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%. Reacting to this weak economic situation, the Central Bank lowered the SELIC interest rate, which is the short-term benchmark interest rate. However, reacting to a higher inflation, the Brazilian Central Bank has been increasing the SELIC interest rate over the past two years, reaching 13.75% versus the historical minimum rate of 2.00% observed in 2020 and 2021. As of December 31, 2022 and the date of this annual report, the SELIC interest rate was 13.75%.

The Brazilian real appreciated 6.50% against the U.S. dollar in 2022, from R$5.58 per US$1.00 in December 31, 2021 to R$5.22 per US$1.00 in December 31, 2022.

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

In September 2013, South Africa raised duties on chicken products originating in all countries except the EU (due to a free trade agreement between them that establishes zero tariff on poultry products). Tariffs increased to 82% on whole chicken, 12% on boneless cuts and 37% on bone-in cuts. In 2020, the South African government announced increases in import tariffs, applied to imports of bone-in (from 37% to 62%) and boneless (from 12% to 42%) chicken in South Africa, which had a negative impact on our competitiveness and profitability in the country. In February 2021, the South African Government announced the beginning of an anti-dumping investigation against certain Brazilian poultry exporters (we are not being investigated), for frozen bone-in chicken. In December 2021, the decision was published in the local official gazette on the provisional anti-dumping tariffs to be enforced immediately in South Africa (bone-in chicken). The South African government imposed a 265% provisional tariff for companies that did not file for an individual defense, which was BRF’s case. On August 1, 2022 the dispute settlement system of the existing bilateral agreement with the Southern African Customs Union (SACU) decided in favor of the European Union on a dispute against South Africa over a safeguard measure that included an extra import tariff for frozen chicken of 35.3%. After this decision, the South African government decided to suspend the application of the import tariffs under the anti-dumping investigation affecting Brazilian exporters, including us, for a period of 12 months. There can be no certainty that the local government will not impose further restriction to poultry and/or food trade.

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

Our historical exposure to Russia has been limited to frozen chicken, frozen pork and pet food, representing less than 0.4% of our global revenues in the year ended December 31, 2022. See “Item 3. Key Information—D. Risks Factors Risks— Relating to Our Business and Industry—Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.” for further information regarding the impact of the ongoing war between Russia and Ukraine in our business.

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

As a result of the Trapaça Operation, on March 5, 2018, we received notice from MAPA that it immediately suspended exports from our Rio Verde, in the Brazilian state of Goiás, Carambeí, in the Brazilian state of Paraná and Mineiros, in the Brazilian state of Goiás plants to 13 countries with specific sanitary requirements related to Salmonella spp. As a precautionary measure, MAPA also suspended exports from 10 other BRF plants to the European Union on March 15, 2018. This precautionary suspension was lifted on April 18, 2018 by MAPA. On May 14, 2018, the European Union released its decision to remove 12 of our production facilities in Brazil from the list that permits imports of animal products by the countries in the European Union. The European Union generally has stricter requirements related to salmonella levels and other food safety standards compared to Brazil and the international markets in which we operate. Given the ban of imports from our production facilities, we are no longer able to sell our products from such embargoed production plants in the European Union and need to direct excess production capacity resulting from such suspension to other markets, which may not occur at similar prices or margins.

Between April 29 and April 30, 2020, our production facility located in Rio Verde, in the Brazilian state of Goiás, was temporarily suspended in compliance with the determination by the local Federal Inspection Service, or SIF, due to deviations found in the local water supply system.

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

In April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. We, along with other Brazilian companies, were therefore required to migrate our production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of our plants. One of our plants (Lajeado, in the Brazilian state of Rio Grande do Sul) which had previously produced chicken meat for the Saudi Arabian market, was not included as an authorized plant. However, the eight authorized plants have provided sufficient capacity to meet the demand of this market. We also expect to be able to continue to shift production of chicken meat for Saudi Arabia to the authorized plants without a significant disruption to our shipments to Saudi Arabia. In 2021, the country suspended other 11 Brazilian plants, but none of them pertains to BRF.

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

COVID-19 Pandemic

The worldwide spread of COVID-19 triggered the implementation of significant measures by governments and private sector entities that, in turn, have disrupted consumption and trade patterns, supply chains and production processes on a global scale and specifically relating to our business, including with respect to product shipments.

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

Our management developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants. We implemented a comprehensive testing program using RT-PCR and serological methodologies as part of the actions to prevent the spread of the virus in our plants and during 2022, our working arrangements remained under a hybrid system of remote work and in-office work in some of our corporate offices. However, the COVID-19 pandemic affected our operations through reduction of the available labor force, reduction of the productivity of our manufacturing operations, lack of raw materials and packaging, and maintenance projects due to reduced availability of third-party suppliers. As a result of the pandemic, especially during 2020 and 2021, we incurred expenditures that were incremental and directly attributable to the impacts of the COVID-19 pandemic, mainly related to personnel, prevention, control, logistics and philanthropic donations.

Additionally, we have incurred direct and incremental expenditures, mainly related to personnel, prevention, control, logistics and philanthropic donations, as a result of the pandemic in the amount of R$1,224 thousand in the year ended December 31, 2022. We donated food, medical supplies and other support materials to research and social development funds, in order to contribute to the efforts to combat the effects of the COVID-19 pandemic, including support to hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities in which we operate.

Overall, we have not experienced significant negative financial effects arising from the COVID-19 pandemic since it was declared. Despite having more visibility on the impact of the pandemic compared to March 2020 (which marked the beginning of the pandemic for us), other COVID-19 variants and outbreaks may still impact our operational performance, which may in turn adversely affect our financial position. We also recognize that unfavorable operating results may have an adverse impact on our financial metrics, such as leverage. At the same time, we may experience increases in general customer default rates in connection with the pandemic and, as a consequence, be subject to increasingly higher credit losses. The possible deterioration of the credit cycle of our customers may adversely affect our results, financial position and cash flows in the future. We currently have R$3 billion undrawn and available loan capacity under a revolving credit facility with Banco do Brasil. We adopted several guidelines, as part of our Financial Risk Management Policy, to ensure that we maintain an appropriate level of liquidity by setting minimum cash and liquidity requirements depending on future expectations and obligations.

The COVID-19 pandemic and related social and economic disruptions also destabilized commodity prices and the macroeconomic conditions of many countries, resulting in downturns that could affect the demand for our products and have a material adverse effect on our results. Any future pandemic could also adversely affect consumer demand, as restrictions on public gatherings or interactions may limit the opportunity for our customers and consumers to purchase our products in certain channels. In addition, demand for our products has been affected by the COVID-19 pandemic and related disruptions worldwide, as well as the weakening of global commercial activities, reduction of household incomes and changes in consumption habits.

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

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza. If significant numbers of new avian influenza cases were to develop in humans, even if they do not occur in any of our markets, the demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public’s sensitivity to the disease. Especially toward the end of 2022, the Americas region experienced an upsurge in cases of highly pathogenic avian influenza in certain countries, including Canada, the United States, Mexico, Colombia, Chile, Venezuela and Peru. As a result, there is a possibility that certain countries will suspend imports from Brazil, especially considering Brazil does not have many regional trade agreements covering the sale of poultry.

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

Other Animal Diseases

In addition, demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the Brazilian states of Mato Grosso do Sul and Paraná, since the disease affects cloven-hoofed animals, such as swine.

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

In addition to PED and ASF, Classical swine fever (CSF) is considered one of the most important diseases of swine. Although all our hogs are sourced in Brazil from zones free of Classical Swine Fever, there have been a number of recent outbreaks outside of these zones. In October 2018, an outbreak of Classical Swine Fever was confirmed in the Brazilian state of Ceará. Additionally, in 2019, a case of Classical Swine Fever was confirmed in the Brazilian states of Alagoas and Piauí. In 2020, two additional cases were reported in the Brazilian state of Piauí. Brazil has two zones regarding the sanitary status of Classical Swine Fever, the free zone that is comprised of 16 Brazilian states and includes more than 95% of the Brazilian commercial pork production and a non-free zone, located in the north of Brazil. All three Brazilian states with confirmed cases of Classical Swine Fever are located outside the Classical Swine Fever-free zone. The Brazilian government also took action to contain the outbreak. No formal commercial embargoes were announced as a result of this outbreak.

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

In 2019, Chinese demand for imported protein increased significantly because of African swine fever, a deadly virus that reduced drastically the local supply of pork meat and, consequently, increased local and global protein prices. In 2019, China enabled nine poultry plants, six pork plants and 22 bovine plants from Brazil to increase their import volumes and to address the local protein scarcity. However, in August 2021, China’s GACC suspended the export to China of pork meat from our Lucas do Rio Verde plant. In addition, GACC also suspended the export to China of poultry meat. On December 16, 2021, we were also informed by MAPA and GACC of the suspension of the export to China of poultry meat from Marau under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products.

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

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are denominated in real, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal, vegetable oils and soybeans (grains) represented approximately 47.3% of our cost of production in 2022, compared to 46.5% in 2021. Although we produce most of the hogs we use for our pork products, we also purchased hogs on the spot market in 2022. We purchased 1.3% of the total number of hogs slaughtered in 2022 on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2022, the average corn price in Brazil was 19.7% higher than in 2021. In 2022, the average soybean meal price in Brazil was 8.2% higher than in 2021. In 2022, the average vegetable oils price in Brazil was 28.6% higher than in 2021. The effect of decreases or increases in prices of raw materials on our gross margin is greater for fresh products relative to value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for fresh products.

For further information about trends in commodity prices in 2022, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

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

	2022	2021	2020
Depreciation of the real against the U.S. dollar	6.50%	(7.39%)	(22.44%)
Period-end exchange rate (US$1.00)	R$5.22	R$5.58	R$5.20
Average (daily) exchange rate (US$1.00)(1)	R$5.17	R$5.40	R$5.16
Period-end Basic interest rate SELIC(2)	13.75%	9.25%	2.00%
Inflation (INPC)(3)	5.93%	10.16%	5.45%
Inflation (IPCA)(4)	5.79%	10.06%	4.52%
Inflation (IGP-M)(5)	5.45%	17.78%	23.14%

____________________________

Sources: IBGE, Fundação Getúlio Vargas and the Brazilian Central Bank.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.
(2)	The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.
(3)	INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.
(4)	IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.
(5)	The IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$12,549,181 thousand as of December 31, 2022, representing 53.4% of our total consolidated indebtedness on that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2022, 35.1% of the outstanding amount of principal and interest of our loans and borrowings of R$23,517,000 thousand was either: (i) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA; or (ii) U.S. dollar-denominated and bears floating interest based on the London Interbank Offered Rate, or LIBOR, and secured overnight financing rate, or SOFR. Any increase in the CDI, IPCA, SOFR or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The table below shows the average interest rates to which we were exposed in each of the years as follows:

	Average Interest for the Year Ended December 31,
	2022	2021	2020
		(%)
CDI	12.6	4.4	2.8
Six-month LIBOR (January 1 – September 16, 2022)	2.1	0.2	0.7

Freight Costs and Volume

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2022, 2021 and 2020, freight costs from our continuing operations represented approximately 6.1%, 5.1% and 5.3% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight), CIF (cost, insurance and freight) or DDP (delivered duty paid), including the payment of freight and insurance costs. In recent years, due to global political instability that could affect oil prices, we have included in our agreement with shipping lines a bunker oil (the fuel utilized in vessels) adjustment factor. In 2019, shipping lines also started preparing themselves for the implementation of the International Maritime Organization (or “IMO”) Low Sulphur Regulation, which entered into force on January 1, 2020. As a result of the new regulation, our freight costs increased approximately 11% compared to 2019, due to the higher cost of VLSFO bunker oil, which has lower Sulphur emission when compared to the previous IFO bunker oil. The new IMO regulation has affected all agents in the shipping industry. Similarly, between March and May 2020, due to uncertainties regarding the effects of the COVID-19 pandemic, oil prices dropped drastically, and our sea freight was adjusted as well using the abovementioned Bunker clause. Oil prices had partly recovered by the year ended 2020. During 2022, the bunker's price increase for VLSFO on the market was 60.6% (average of the largest ports in the world). The price increase for us was 17.2%. The bunker represents around 30% to 35% of the ocean freight cost.

Global protein and all other refrigerated cargo demand are also expected to exert pressure on freight volume and restrict container availability, especially in shipping routes with restricted capacity such as the one from South America to Asia. Due to the uncertainty of this increase in global demand and limited offer of refrigerated containers, in 2022 we suffered pressure in logistics around the world. Our sea freight expenses in 2022 increased, approximately, 75.5%.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2022, 2021 and 2020.

	Year Ended December 31,
	2022		2021		2020(1)
	(in thousands of reais)	(%)	(in thousands of reais)	(%)	(in thousands of reais)	(%)
Continuing Operations
Net sales	53,805,028	100.0	48,343,305	100.0	39,469,700	100.0
Cost of sales	(45,672,376)	(84.9)	(38,650,772)	(80.0)	(30,505,478)	(77.3)
Gross profit	8,132,652	15.1	9,692,533	20.0	8,964,222	22.7
Operating income (expenses)
Selling expenses	(7,067,148)	(13.1)	(6,058,250)	(12.5)	(5,301,321)	(13.4)
General and administrative expenses	(644,827)	(1.2)	(822,960)	(1.7)	(832,858)	(2.1)
Impairment loss on receivables	(12,772)	—	(12,799)	0.0	(12,137)	0.0
Other operating income (expenses)	(545,270)	(1.0)	211,263	0.4	233,323	0.6
Income (loss) from associates and joint ventures	1,076	—	—	0.0	—	0.0
Income before financial results and income tax	(136,289)	(0.3)	3,009,787	6.2	3,051,229	7.7
Financial income	1,082,935	2.0	537,736	1.1	420,757	1.1
Financial expenses	(3,585,765)	(6.7)	(3,331,615)	(6.9)	(1,889,454)	(4.8)
Foreign exchange and monetary variations	(165,925)	(0.3)	(250,696)	(0.5)	(230,298)	(0.6)
Income (loss) before taxes	(2,805,044)	(5.2)	(34,788)	(0.1)	1,352,234	3.4
Income taxes	(285,634)	(0.5)	552,102	1.1	172,763	0.4
Income (loss) from Continuing Operations	(3,090,678)	(5.7)	517,314	1.1	1,524,997	3.9
Loss from Discontinued Operations	(50,948)	(0.1)	(79,930)	(0.2)	—	0.0
Net income (loss)	(3,141,626)	(5.8)	437,384	0.9	1,524,997	3.9
Attributable to
Controlling shareholders	(3,166,403)	—	419,455	0.9	1,518,492	3.8
Non-controlling shareholders	24,777	—	17,929	0.0	6,505	0.0

(1)	In order to improve the level of detail in the presentation of information in the financial statements, in the year ended December 31, 2022, the Company began to classify freight and port expenses in intra-group transactions, as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operations.

Presentation of Net Sales Information per Operating Segment

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil; and (iii) Other. These segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed (processed foods, frozen and processed products derived from poultry, pork, margarine, vegetables and soybean-based products); and (iv) other sales (flour for food service and others). Other is divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), health care (health and wellness) and pet food, as well as commercialization of agricultural products. See note 25 to our consolidated financial statements for the year ended December 31, 2022 for a breakdown of net sales by segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•	ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the year ended December 31, 2022 was 9.38%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2022. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork and poultry cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”
•	Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	(in thousands of reais)
Gross sales
Brazil	33,325,565	30,700,510	26,017,981
International	22,253,452	22,959,318	18,514,099
Other Segments	3,305,974	2,319,991	1,378,344
	61,884,991	55,979,819	45,910,424
Sales deduction
Brazil	(6,327,777)	(5,891,621)	(5,032,862)
International	(1,150,317)	(1,444,614)	(1,273,905)
Other Segments	(601,869)	(300,279)	(133,957)
	(8,079,963)	(7,636,514)	(6,440,724)
Net sales
Brazil	26,997,788	24,808,889	20,985,119
International	24,103,135	21,514,704	17,240,194
Other Segments	2,704,105	2,019,712	1,244,387
	53,805,028	48,343,305	39,469,700

The following discussion provides comparisons of our results of our continuing operations for the years ended December 31, 2022, 2021 and 2020, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2022 compared with Year Ended December 31, 2021

Net Sales

Our net sales increased R$ 5,461,723 thousand, or 11.3%, to R$53,805,028 thousand in the year ended December 31, 2022 from R$48,343,305 thousand in the year ended December 31, 2021. We present below an explanation for the increase in net sales for each segment.

Net Sales by Operating Segments

In 2022, we recorded the following net sales in our operating segments.

	Year Ended December 31,
	2022	2021	Change
	(in thousands of tons)		(%)
Brazil	26,997,788	24,808,889	8.8%
In-natura	5,976,960	6,002,585	(0.4%)
Poultry	4,576,600	4,544,724	0.7%
Pork and other	1,400,360	1,457,861	(3.9%)
Processed	20,878,697	18,729,686	11.5%
Other Sales	142,131	76,618	85.5%
International	24,103,135	21,514,704	12.0%
In-natura	20,044,710	18,212,688	10.0%
Poultry	18,110,329	15,818,512	14.5%
Pork and other	1,934,381	2,394,176	(19.2%)
Processed	3,679,233	2,955,431	24.5%
Other Sales	379,192	346,585	9.4%
Other segment	2,704,105	2,019,712	33.9%
Total	53,805,028	48,343,305	11.3%

In 2022, we recorded the following average prices in our operating segments:

	Average Prices Year Ended December 31,
	2022	2021	Change
	(in reais per kg)		(%)
Brazil	11.87	10.78	10.1%
International	12.46	10.99	13.4%
Other segment	5.20	5.57	(6.6%)
Total	11.32	10.46	8.2%

Brazil Segment

Net sales from our Brazil segment increased R$2,188,899 thousand, or 8.8%, to R$26,997,788 thousand in the year ended December 31, 2022 from R$24,808,889 thousand in 2021, primarily due to investments in our brands, expansion of our portfolio of products with high added value, which resulted in an 11.5% revenue increase in processed products, growth in our operations to new channels and strengthening such channels in which we already operated, as well as improvement to our customer experience and services. Despite the consumption scenario in Brazil continuing to be pressured mainly by the high level of household indebtedness and high inflation, we had (i) positive trend for our margins in the domestic market, (ii) market share gain in all subcategories, (iii) leadership in customer preference and (iv) execution of marketing campaign through disciplined monitoring at the point of sale and improvement of service levels. In quantitative terms, growth in net sales is mainly explained by an increase of 10.1% in average prices per kilogram (in Brazilian reais) in 2022 compared to 2021.

International Segment

Net sales from our International segment increased R$2,588,431 thousand, or 12%, to R$24,103,135 thousand in the year ended December 31, 2022 from R$21,514,704 thousand in 2021, primarily due to (i) an increase in the share of high value-added products; (ii) increase in the number of licenses and plant certifications, aiming to maximize the markets in which we operate, as well as new geographies and products; and (iii) the appreciation of the Brazilian real versus the U.S. dollar, which favored prices in reais. In 2022, the Asia Segment had a decrease of 6.5% in net sales, explained by lower export volumes to China and a 4.6% appreciation of the Brazilian real, which were partially offset by higher chicken meat prices in Japan, South Korea and China. On the other hand, the Halal DDP and Direct Exports Segments had an increase in annual net sales. The Halal DDP Segment increased by 23.1% its net sales due to (i) a 15.1% increase in sales volume; (ii) increase in the share of high value-added products; and (iii) higher prices in the region due to fluctuations in the supply of local chicken meat, offset by the appreciation of the Brazilian real against the U.S. dollar. The net sales in Direct Exports segment increased by 19.4% due to (i) an increase in the share of high value-added products; (iii) higher prices for GCC and the Americas, due to the restriction of Ukrainian exports to the Middle East and outbreaks of avian flu in the United States which resulted in increase of export prices to Mexico and Chile, offsetting the negative effect of the appreciation of the Brazilian currency and (iv) increase in the number of plant certifications, aiming to leverage the markets in which we operate, as well as new geographies and products. In quantitative terms, growth in net sales is mainly explained by an increase of 13.4% in average prices per kilogram (in Brazilian reais) in 2022 compared to 2021.

Other Segment

Net sales from our Other segment increased R$684,393 thousand, or 33.9%, to R$2,704,105 thousand in the year ended December 31, 2022 from R$2,019,712 thousand in the year ended December 31, 2021, mainly driven by (i) higher prices in the BRF Ingredients division, (ii) higher volumes commercialized, and (iii) the consolidation of the Pet Food operations.

Cost of Sales

Cost of sales totaled R$45,672,376 thousand in the year ended December 31, 2022, an increase of 18.2% compared to R$38,650,772 thousand in the year ended December 31, 2021. This increase in cost of sales for the year ended December 31, 2022 is mainly attributable to an increase in the prices of soybeans (+9.7%) and soybean meal (+17.7%), increase in labor costs (accumulated INPC inflation index of 12.0% during the period of negotiations with labor unions), higher fuel prices (diesel ANP (Agência Nacional do Petróleo, or the Brazilian National Oil Agency) +23.8% and Brent +16.0% year on year), and an increase in the production costs of chicken and pork by 6.2% and 16.9% quarter on quarter, respectively, mainly as a result of an increase in costs in the nutrition and labor production lines.

Gross Profit

Our gross profit decreased R$1,559,881 thousand, or 16.1%, to R$8,132,652 thousand in the year ended December 31, 2022 from R$9,692,533 thousand in the year ended December 31, 2021, with a gross margin of 15.1% in the year ended December 31, 2022 compared to 20.0% in the year ended December 31, 2021. This decrease in gross margin was driven primarily by an increase in the prices of soybeans and soybean meal, in labor costs and higher fuel prices.

Operating Expenses

Our operating expenses increased by 23.7% in the year ended December 31, 2022, to R$8,268,941 thousand in the year ended December 31, 2022 from R$6,682,746 thousand in the year ended December 31, 2021, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased R$1,008,898 thousand, or 16.7%, to R$7,067,148 thousand in the year ended December 31, 2022 from R$6,058,250 in the year ended December 31, 2021, primarily as a result of an increase in direct and indirect logistics expenses and an increase in marketing and trade marketing expenses in connection with sponsorship of the World Cup.

General and Administrative Expenses

Our general and administrative expenses decreased by 21.6% in 2022, to R$644,827 thousand in 2022 from R$822,960 thousand in 2021 because of a corporate reorganization. This reduction helps to partially mitigate inflationary movements of costs and services, through our internal systems developed to manage expenses (Matrix Management of Expenses).

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to expense of R$545,270 thousand in the year ended December 31, 2022 as compared to an income of R$211,263 thousand in the corresponding period in 2021. This increase in expenses is mainly attributable to the impact of R$588.7 million related to the leniency agreement, referred to in note 1.4 of the Financial Statements.

Income (loss) before financial results and income taxes

As a result of the foregoing, we accounted a loss before financial results and income taxes of R$136,289 thousand in 2022 from an income of R$3,009,787 thousand in 2021.

The table below sets forth our income (loss) before financial results and income taxes for each segment and for Corporate.

	Income (loss) before financial results and income taxes
	2022	2021	Change
	(in thousands of reais)		(%)
Brazil	(352,138)	1,583,899	(122.2)
International	403,661	942,006	(57.1)
Other Segments	440,062	393,477	11.8
Subtotal	491,585	2,919,382	(83.2)
Corporate	(627,874)	90,405	(794.5)
Total	(136,289)	3,009,787	(104.5)

Financial Income (Expenses), Net

Financial income (expenses), net decreased by R$375,820 thousand, or 12.3%, to an expense of R$2,668,755 thousand in the year ended December 31, 2022 from an expense of R$3,044,575 thousand in the year ended December 31, 2021. Despite an increase in interest expenses due to higher accumulated CDI interest for the year, which increased the interest in reais (accumulated CDI was 12.4% in 2022 compared to 4.39% in 2021), this effect was compensated by the income generated by infrequent events in 2022, mostly by: (i) the net monetary gain of R$ 399,809 thousand from Hyperinflation in Turkey and; (ii) premium gains from bond repurchase, carried out in the second semester, of R$275,917 thousand, which also contributed to a decrease in foreign currency interest.

Income (loss) Before Taxes

As a result of the foregoing, our loss before taxes was R$2,805,044 thousand in 2022, representing an increase in loss in comparison to a loss of R$34,788 thousand in 2021.

Income Taxes

Our income taxes amounted to an expense of R$285,634 thousand in 2022, representing an increase in expense of 151.7% from a benefit of R$552,102 thousand in 2021. The effective tax rate in 2022 represented an expense of 10.2% compared to an effective rate that represented a benefit of 1,587.1% in 2021. This variation was primarily due to (i) the effects caused by the differences in tax rates on the results of foreign subsidiaries, (ii) the effect of exchange variations in foreign currency in connection with subsidiaries operating with different functional currencies, and (iii) the write-off of deferred tax assets on tax losses carryforward of R$78,000 thousand in 2022 as compared to R$1,025,000 thousand recognized in 2021 (as per the accounting policy disclosed in note 3.9 in the Financial Statements).

Income (loss) from continuing operations

As a result of the foregoing, our loss from continuing operations was R$3,090,678 thousand in 2022, representing a decrease of 697.4% in comparison to income of R$517,314 thousand in 2021.

Loss from Discontinued Operations

Loss from discontinued operations amounted to R$50,948 thousand in the year ended December 31, 2022, as compared to R$79,930 thousand loss from discontinued operations in the year ended December 31, 2021, mainly due to the conclusion of certain disputes related to losses incurred by the divested entities in Europe and Thailand in 2018 and 2019, as well as tax contingencies in connection with other prior periods to such divestments.

Net Income (loss)

As a result of the foregoing, our net loss was R$3,141,626 thousand in 2022, compared to a net income of R$437,384 thousand in 2021, a decrease of 818.3%.

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

International Segment

Net sales from our International segment increased R$4,274,510 thousand, or 24.8%, to R$21,514,704 thousand in the year ended December 31, 2021 from R$17,240,194 thousand in 2020, primarily due to an expansion of sales volume of 4.1%, a consequence of increased demand for food products, and an increase of average selling prices of 19.8%, of which a part is due to the depreciation of the real against the U.S. dollar during the period (approximately 7.39%). We perceive that food demand is growing, which we believe reflects the increased pace of vaccinations against COVID-19, leading to a more optimistic scenario, growth of economic activity and return of the food service channel, contributing to the general recovery of the food industry.

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

Cost of Sales

Cost of sales totaled R$38,650,772 thousand in the year ended December 31, 2021, an increase of 26.7% compared to R$30,505,478 thousand in the year ended December 31, 2020. This increase in cost of sales for the year ended December 31, 2021 is attributable to (i) an increase in volumes; (ii) an increase of grain prices; (iii) inflation effects on main production inputs, e.g., plastic packaging and cardboard packaging; and (iv) higher costs of fuel, freight, storage and port services.

Gross Profit

Our gross profit increased R$728,311 thousand, or 8.1%, to R$9,692,533 thousand in the year ended December 31, 2021 from R$8,964,222thousand in the year ended December 31, 2020, with a gross margin of 20.0% in the year ended December 31, 2021 compared to 22.7% in the year ended December 31, 2020. This decrease in gross margin was driven primarily by the unprecedented inflation of commodities on a global scale, which triggered higher costs of raw materials, packaging and freight, amongst others. By adjusting our average selling prices, we managed to reduce the impact of these higher costs.

Operating Expenses

Our operating expenses increased by 12.2% in the year ended December 31, 2021, to R$6,894,009 thousand in the year ended December 31, 2021 from R$6,146,316 thousand in the year ended December 31, 2020, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased R$757,591 thousand, or 14.3%, to R$6,071,049 thousand in the year ended December 31, 2021 from R$5,313,458 in the year ended December 31, 2020, primarily as a result of inflation. Our selling expenses represented 12.6% of the net revenues in the year ended December 31, 2021, a decrease of 0.9 p.p. compared to 13.5% in the year ended December 31, 2020.

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

Income Taxes

Our income taxes amounted to R$552,102 thousand in 2021, representing an increase of 219.6% from R$172,763 thousand in 2020. The effective tax rate in 2021 represented a benefit of 1,587.1% compared to an effective rate that represented an expense of 21.1% in 2020. This variation was primarily due to (i) the effects of differences in tax rates on results of our foreign subsidiaries; (ii) the effect of foreign currency exchange variation in subsidiaries with different functional currencies; and (iii) recognition of deferred tax assets on tax losses carry forward of R$1,025,000 in 2021 compared R$361,000 recognized in 2020 (as per our accounting policy disclosed in note 3.9 to our consolidated financial statements for the year ended December 31, 2021).

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

Net Income (loss)

As a result of the foregoing, our net income decreased by 71.3% in 2021, to R$437,384 thousand in 2021 from R$1,524,997 thousand in 2020.

B.	Liquidity and Capital Resources

As of December 31, 2022, we held R$8,130,929 thousand in cash and cash equivalents. Of that amount, R$4,218,836 thousand, or 51.89%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

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

As of December 31, 2022, we do not have off-balance sheet arrangements that have or are reasonably likely to have effects on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors, except for the commitments for purchases of goods and services presented in the table below.

The following table summarizes significant contractual obligations and commitments due by period, as of December 31, 2022.

	Payments Due by Period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Loans and borrowings (1)	24,338,376	2,927,191	2,912,978	4,630,054	13,868,153
Interest on loans and borrowings (2)	11,801,575	1,399,160	1,394,433	2,053,694	6,954,288
Lease liabilities	3,854,512	723,229	1,172,731	742,253	1,216,299
Commitments for purchases of goods and services (3)	8,409,671	6,152,570	1,411,761	598,275	247,065
Total	48,404,134	11,202,150	6,891,903	8,024,276	22,285,805

(1)	Includes both current and non-current loans and borrowings.
(2)	Represents expected interest obligations on the loans and borrowings set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2022.
(3)	These purchase commitments include future purchase commitments for corn and soy meal and service fees to our integrated outgrowers. Amounts payable under contracts for goods or services that allow termination at any time without penalty have been excluded. With respect to contracts for goods and services that allow termination at any time without penalty after a specified notice period, only amounts payable during the specified notice period have been included.

We also recorded R$1,415,537 thousand as contingencies with probable losses as of December 31, 2022.

Cash Flow

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Year Ended December 31,
	2022	2021	2020
Cash Flow	(in thousands of reais)
Net cash provided by operating activities	1,876,384	3,923,636	5,839,169
Net cash provided by (used in) investing activities	(3,258,787)	(3,548,791)	(1,430,989)
Net cash used in financing activities(1)	2,255,538	(572,476)	(2,008,581)
Effect on exchange rate variation on cash and cash equivalent	(271,026)	149,826	939,241
Net increase (decrease) in cash and cash equivalents	602,109	(47,805)	3,338,840

Cash Flows Provided by (Used in) Operating Activities

We recorded net cash flows provided by operating activities of R$1,876,384 thousand in 2022, compared to cash flows provided by operating activities of R$3,923,636 thousand in 2021. This decrease of R$2,047,252 thousand is mainly due to a decrease of R$1,457,966 thousand in the cash effect of derivatives, a decrease of R$106,867 thousand in payments of tax, civil and labor provisions, and a decrease of R$1,985,696 thousand in income from continuing operations adjusted for non-cash effects partially compensated by an increase in other operational assets and liabilities of R$1,139,789 thousand.

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

Cash Flows Provided by (Used in) Investing Activities

We recorded net cash flows used in investing activities of R$3,258,787 thousand in 2022, compared to net cash flows used in investing activities of R$3,548,791 thousand in 2021. The decrease of R$290,004 thousand is mainly due to the positive effect of less investments in business combinations (Hercosul Group and Mogiana Alimentos S.A.), compared to the previous year, in the amount of R$827,291 thousand, partially compensated by an increase in investments in fixed, intangible and biological assets in the amount of R$45,230 thousand.

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

Cash Flows Provided by (Used in) Financing Activities

We recorded net cash flows provided by financing activities of R$2,255,538 thousand in 2022, compared to net cash flows used in financing activities of R$572,476 thousand in 2021. This variation is mainly due to the equity issuance (follow-on offering) of R$5,275,444 thousand concluded in February 2022.

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

Dividends and Interest on Shareholders’ Equity

We have not made any distributions for the years ended December 31, 2020, 2021 or 2022.

Our Indebtedness

We use the net proceeds of our indebtedness primarily for capital expenditures and expenditures associated with the production process and for maintaining liquidity. The following table sets forth our net indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of December 31,
	2022			2021
	Current	Non-current	Total	Total
	(in thousands of reais)
Total loans and borrowings	3,879,873	19,637,127	23,517,000	(25,456,030)
Local currency	1,925,788	9,042,031	10,967,819	(9,112,478)
Foreign currency	1,954,085	10,595,095	12,549,181	(16,343,552)
Derivative financial instruments, net	38,397	164,416	126,018	(223,949)
Cash, cash equivalents and marketable securities and restricted cash	8,549,302	496,120	9,045,421	8,348,052
Local currency	4,330,465	105,221	4,435,686	5,005,969
Foreign currency	4,218,837	390,897	4,609,734	3,342,083
Net Debt(1)	4,707,828	19,305,422	14,597,596	(17,331,927)

(1)	We define Net Debt as total loans and borrowings (current and non-current) plus derivative financial instruments, net (current and non-current) minus cash and cash equivalents (including marketable securities, current and non-current, and restricted cash, current and non-current). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Current	Non-current	Total loans and borrowings as of December 31,
	As of December 31, 2022		2022	2021
	(in thousands of reais)
Working capital	3,850	3,674	409,186	406,962
Certificate of Agribusiness Receivables	999,646	0,00	999,646	967,948
Development bank credit lines	0,00	0,00	0,00	7,679
Debentures	142,311	5,797,835	5,940,146	4,210,015
Export credit facility	373,032	3,240.522	3,613,555	3,516,273
Other	5,286	0,00	5,286	3,601
Total local currency	1,524,126	9,042,031	10,967,819	9,112,478
Bonds	1,347,647	10,544,644	11,902,290	15,544,012
Export credit facility	132,887	0,00	132,887	311,385
Advances for foreign exchange rate contracts	0,00	0,00	0,00	3,103
Working capital	473,552	40,451	514,004	485,052
Total foreign currency	1,954,086	10,595,095	12,549,181	16,343,552
Total	3,879,874	19,637,126	23,517,000	25,456,030

The maturity schedule of our indebtedness is as follows:

As of December 31, 2022 (in thousands of reais)
2023	3,879,873
2024	1,817,623
2025	1,155,664
2026	3,319,524
2027	2,892,214
2028 onwards	10,452,010
Total	23,517,000

Our principal debt instruments as of December 31, 2022 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see note 15 to our consolidated financial statements.

Local Currency Debt

Working Capital Facilities

Rural Credit Financing. We had rural credit loans in the amount of R$401,661 thousand as of December 31, 2022 with several commercial banks under a Brazilian federal government program that offers favorable interest rates of 10.75% per year, as an incentive to invest in rural activities, with maturity dates in 2022 and 2023. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Other Working Capital Facilities. We had other working capital facilities in the amount of R$7,525 thousand as of December 31, 2022 with several commercial banks, with maturity dates from 2022 through 2028. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Certificate of Agribusiness Receivables (CRAs)

On December 16, 2016, we concluded an issuance of CRAs related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The principal of the CRAs of the 1st Series matured in a single installment on December 16, 2020, with interest payable every eight months. The principal of the CRAs of the 2nd Series matures in a single installment on December 18, 2023, with interest payable every 16 or 18 months. As of December 31, 2022, the balance of these CRAs totaled R$999,646 thousand.

Debentures

On July 1, 2019, we completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand. R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and mature in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2025 and 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2025 and 2026. As of December 31, 2022, the outstanding principal and interest amount of the debentures was R$768,428 thousand.

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

As of December 31, 2022, the outstanding principal and interest amount of the debentures was R$2,355,427 thousand.

On June 2, 2021, we concluded a debenture issuance in the amount of R$1,000,000 thousand. We issued 1,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 60th issuance of CRAs. The principal amount matures in a single installment on May 14, 2031, with interest payable every six months. The debentures bear interest equal to IPCA plus 4.7843% per year. As of December 31, 2022, the outstanding principal and interest amount of the debentures was R$1,013,639 thousand.

On July 13, 2022, we concluded a debenture issuance in the amount of R$1,700,000 thousand. We issued in two series 1,700,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 78th issuance of CRAs. A description of the series of this debenture issuance is below:

•	First Series: The principal amount of the 710,000 debentures of the 1st series matures in a single installment in 2027, with interest payable every six months. The debentures of the 1st series bear interest equal to CDI plus 1.25% per year; and
•	Second Series: The principal amount of the 990,000 debentures of the 2nd series to be paid in three installments, the first in 2030, the second in 2031, and the third in 2032, with interest payable every six months. The debentures of the 2nd series bear interest equal to IPCA plus 6.83% per year.

As of December 31, 2022, the outstanding principal and interest amount of the debentures was R$1,802,652 thousand.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$$3,613.555 thousand as of December 31, 2022. These notes bear interest at CDI rates, and mature between 2022 and 2028. These credit lines are included under “Export credit facilities” in the table above.

Other

State Tax Incentive Financing Programs. We also had R$5,286 thousand outstanding as of December 31, 2022 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Foreign Currency Debt

Bonds

2023 Notes. On May 15, 2013, we issued senior notes in an aggregate principal amount of US$500,000 thousand, or the 2023 Notes. The 2023 Notes bear interest at a rate of 3.95% per year and mature on May 22, 2023. In September 2019, we repurchased US$154,011 thousand in aggregate principal amount of the 2023 Notes. In July 2020, we repurchased US$60,567 thousand in aggregate principal amount of the 2023 Notes in a tender offer. In September 2020, we repurchased US$51,389 thousand in aggregate principal amount of the 2023 Notes in a tender offer. As of December 31, 2022, the outstanding principal and interest amount of the 2023 Notes amounted to R$1,185,479 thousand.

2024 Notes. On May 15, 2014, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2024 Notes. The 2024 Notes bear interest at a rate of 4.75% per year and mature on May 22, 2024. In September 2019, we repurchased US$230,957 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In July 2020, we repurchased US$64,144 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In September 2020, we repurchased US$158,351 thousand in aggregate principal amount of the 2024 Notes in a tender offer. As of December 31, 2022, the outstanding principal and interest amount of the 2024 Notes amounted to R$1,525,727 thousand.

2026 Notes. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate principal amount of US$500,000 thousand, or the 2026 Notes. The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. In September 2020, we repurchased US$718 thousand in aggregate principal amount of the 2026 Notes in a tender offer. As of December 31, 2022, the outstanding principal and interest amount of the 2026 Notes amounted to R$2,608,613 thousand.

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2030 Notes. The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. In June 2021, we repurchased US$59,402 thousand in aggregate principal amount of the 2030 Notes in a tender offer. As of December 31, 2022, the outstanding principal and interest amount of the 2030 Notes amounted to R$3,119,389 thousand.

2050 Notes. We issued senior notes in an aggregate principal amount of US$500,000 thousand on September 21, 2020 and additional senior notes in an aggregate principal amount of US$300,000 thousand on October 26, 2020 (collectively, the 2050 Notes) for an aggregate amount of the series of US$800,000 thousand. The 2050 Notes bear interest at a rate of 5.750% per year and mature on September 21, 2050. As of December 31, 2022, the outstanding principal and interest amount of the 2050 Notes amounted to R$3,463,081 thousand.

Export Credit Facility

Export Prepayment Facilities. The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates between 2022 and 2023. Interest under these facilities accrues interest either at LIBOR plus a spread or fixed. Under this facility, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. These facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers. As of December 31, 2022, the outstanding principal and interest amount of these facilities amounted to R$132,887 thousand.

Working Capital

Working Capital in Foreign Currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey and Paraguay. This funding is denominated in Turkish lira and U.S. dollars, with maturity dates from 2022 through 2027. As of December 31, 2022, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$514,004 thousand

Derivatives

We entered into foreign currency exchange derivatives under which we had an unrealized gain of 44,339 thousand, commodity derivatives under which we had an unrealized gain of 26,760 thousand and interest rate derivatives under which we had an unrealized loss of 197,118 thousand, in each case as of December 31, 2022. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature between 2021 and 2026. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Investment Fund in Credit Rights Receivables

On December 18, 2018, we established an investment fund in credit rights receivables (Fundo de Investimento em Direitos Creditórios) or FIDC. We assign to the FIDC, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC is a closed-ended fund and its quotas shall be repaid within five years. As of December 31, 2022, the FIDC held receivables in the amount of R$947,488 thousand.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets, and transactions with affiliates. As of December 31, 2022, we were in compliance with the covenants contained in our debt instruments. Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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

In 2022, total Brazilian sales by quarter were as follows: 21.8% for the first quarter, 24.2% for the second quarter, 25.2% for the third quarter and 28.8% for the fourth quarter.

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Halal market, for example, we experience lower net sales during Ramadan and the summer months.

In 2022, total International sales by quarter were as follows: 22.8% for the first quarter, 23.8% for the second quarter, 27.2% for the third quarter and 26.2% for the fourth quarter.

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, etc.

In 2022, we launched 192 new SKUs for consumers, of which 101 were released for the domestic market and 91 for the international market. Of the international market releases, 14 were in Asia, 41 in the Halal market and 36 in our direct exports operations. We also launched 43 SKUs in our PET segment, after the acquisition of Hercosul Group and Mogiana.

Our Research, Development and Innovation activities (“RD&I”) incorporate agricultural research and innovation, as well as products and processes research and development. The Research and Development of Meat Products’ team is based in Jundiaí city, in the Brazilian state of São Paulo, where our BRF Innovation Center (“BIC”) is based.

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

We believe we have one of the largest poultry and swine agricultural experimental research facilities in the world. Our research system includes one experimental feed meal plant and 19 experimental barns, which are distributed across four experimental farms in the Brazilian state of Santa Catarina, with a total of 1,392 experimental pens to evaluate the impact of new technology and innovation in the production chain. We also have eight bromatological laboratories and five receiving and classification laboratories, all equipped with NIRS (Near Infrared Spectroscopy) technology, in addition to five animal health laboratories supporting research and operational activities.

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

In addition to our formal research department, we have field research initiatives in the production system that allows us to evaluate all technologies under real production conditions. We also use this field research to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. We believe that the field research system provides us with an advantage in relation to other research centers and other companies in the sector. With respect to RD&I product projects, we have ongoing research projects on the reduction of additives in ~~meat~~ products, natural solutions for ingredients to extend the products’ due date with the food safety guarantee, new packaging and the reduction in the use of packaging materials. Another important front on research projects is related to cost reduction and cost optimization on products formulation, always balancing the affordability, sensory and nutritional aspects with the consumer demands.

Furthermore, we have our own swine breeding program in eight nucleus farms, with competitive genetic packages compared to the most important global breeding programs, which supply 70% of BRF’s annual demand. The breeding program has a highly qualified team that included geneticists, specialist in reproduction, meat quality and management. In 2022 we made an upgrade in our genomics’ pipeline, which was enhanced and optimized regarding quality control in genomic information. Additionally, we developed a new terminal male hog (male used in the final mating) that will be tested in field conditions in 2023 and implemented feed conversion in group pens.

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

We have researchers and project managers that are dedicated to continuously contributing with innovative ideas to the RD&I pipeline, while running cost, process and formulation optimization. We have developed a unique stage gate process, which is managed by a multifunctional team to make bi-monthly decisions regarding potential innovations. This allows us to accelerate the decision-making process in a very complex chain while considering multiple points of view.

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

During 2022, we maintained our strategy of building increasingly segmented consumer platforms, strengthening our core portfolio and discontinuing less representative products. We highlight the launch of “Empanadíssimo”, whole chicken breast strips that are crispy on the outside and juicy on the inside (2 SKUs), Speciale sausages inspired by German cuisine (3 SKUs), Qualy “Vegê” is officially the 1st clean label margarine in Brazil (1 SKU) and taking advantage of the World Cup event and the high seasonality in Brasil of fresh sausage we completed the line with more 6 different types and flavored products. Another important initiative was the Chester pies that complement Christmas dinners, bringing an expansion of the Chester brand portfolio. Our continuous search for innovation and launches were awarded: 3rd place in the Food, Beverages and Ingredients sector and 35th in the general ranking carried out by Valor Econômico and Strategy and the TOP 100 Open Corps 2022 award from the Ranking 100 Open Startups 2022, were in the TOP 3 in the Consumer Goods and Food category and enter the TOP 50 Open Corps ranking.

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

Global GDP is expected to have grown 2.9% in 2022 after a growth of 5.9% in 2021, according to a report released in January 2023 by the World Bank. Global GDP is expected to grow 1.7% in 2023. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Pandemics or human disease outbreaks, such as the coronavirus (COVID-19) originated in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect our business and operations.” A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the International Monetary Fund (“IMF”), increased restrictions on global trade and migration would hurt productivity and incomes and have an immediate impact on market sentiment. Another potential risk discussed by the IMF is a tightening of global financing terms. The World Bank expects GDP growth of 0.5% in 2023 and 1.6% in 2024 for the U.S. and of 0.0% in 2023 and 1.6% in 2024 for the European Union. For emerging markets and developing countries in 2023, the World Bank expects a growth rate of 6.6% for India, -3.3% for Russia and 4.3% for China. The same report expects Brazil’s GDP to increase 0.8% in 2023 and 2.0% in 2024. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2023 at 12.50%, according to reports by Focus.

Exports

Brazil is a leading producer in global export markets due to its natural advantages (land, water, and climate), competitive input costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

Brazilian chicken exports increased by 4.2% in the year ended December 31, 2022, compared to the year ended December 31, 2021, in terms of volume. Pork exports registered a decrease of 1.7% in volume sold in the year ended December 31, 2022, compared to the year ended December 31, 2021. Beef exports registered an increase of 23.6% in volume in the year ended December 31, 2022, compared to the year ended December 31, 2021.

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

Brazilian chicken exports in the year ended December 31, 2022 totaled 4.7 million tons, with sales amounting to US$9.5 billion (or R$49.6 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). China has been the main destination for these exports (12%), followed by United Arab Emirates (10%), Japan (9%) and Saudi Arabia (7%).

The volume of Brazilian pork exports in the year ended December 31, 2022 totaled 1.1 million tons, with sales amounting to US$2.5 billion (or R$13.0 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). The leading importers, China, Hong Kong and Philippines represented 42%, 9% and 7%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2022 totaled 2.2 million tons, with sales amounting to US$12.9 billion (or R$67.3 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) compared to 1.81 million tons with sales of US$9.1 billion (or R$50.8 billion, translated to reais at the exchange rate of R$5.5805 as of December 31, 2021) in the year ended December 31, 2021. This increase in volume is related to the end of the embargo on Brazilian exports to China, which lasted from September to mid-December 2021.

In the beginning of 2020, oil prices dropped drastically following from the global economic slowdown brought on by the COVID-19 pandemic as well as an oil supply dispute among key oil producers. In the past, declines in the price of oil reduced the ability of certain countries to import Brazilian products. However, oil prices increased during 2021, surpassing pre-pandemic levels. According to the West Texas Intermediate index, which benchmarks oil prices, oil prices increased 39% in 2022, from an average of US$68.13 in 2021 to an average of US$94.90 in 2022.

Brazilian Market

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2022 of 94.98 kilograms, including beef, chicken and pork products, according to the USDA, a decrease of 2.8% compared to 2021. In line with USDA and IBGE data, pork consumption per capita evolved from 14.67 kg in 2021 to 14.71 kg in 2022. Chicken consumption per capita also dropped from 49.48 kg in 2021 to 46.71 kg in 2022. In 2022, beef and veal consumption dropped from 36.06 kg per capita in 2021, to 35.96 kg in 2022.

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

Raw Materials

In 2022, Brazil harvested its 125.5 million tons of soybean, according to the National Food Supply Agency (Companhia Nacional de Abastecimento). In addition, the Chinese demand remained low, but China preferred purchasing Brazilian soybeans over U.S. soybeans as a response to the recent dispute over Taiwan. Average soybean prices in Brazil increased 8.7% in 2022 compared to 2021, while soybean prices on the Chicago Board of Trade (“CBOT”) increased 15.6% in 2022.

In the Brazilian market, average corn prices decreased 3.4% in 2022 compared to 2021, driven by the increase in Brazilian corn production. According to Brazil’s national food supply agency (Companhia Nacional de Abastecimento), the corn crop totaled 113.1 million tons in 2021/22, compared to 87 million tons in 2020/21. In the international market, corn crop in the United States in 2021/22 totaled 382.9 million tons, compared with 358.45 million tons in 2020/21.

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

Our current board of directors was elected based on a slate proposal presented on February 22, 2022 by our shareholders Marfrig Global Foods S.A. (“Marfrig”) and Fundo de Investimento em Ações Colorado – Investimento no Exterior, which jointly owned 33.25% of our capital stock at the time. The following table sets forth information about our current Board members:

Name	Position Held	Appointment Date	Term	Age
Marcos Antonio Molina dos Santos	Chairman	March 28, 2022	2 years	53
Sergio Agapito Lires Rial	Vice-Chairman	March 28, 2022	2 years	62
Marcia Aparecida Pascoal Marçal dos Santos	Board Member	March 28, 2022	2 years	50
Augusto Marques da Cruz Filho(1)	Board Member	March 28, 2022	2 years	70
Deborah Stern Vieitas(1)	Board Member	March 28, 2022	2 years	65
Flávia Maria Bittencourt(1)	Board Member	March 28, 2022	2 years	53
Aldo Luiz Mendes(1)	Board Member	March 28, 2022	2 years	65
Pedro de Camargo Neto(1)	Board Member	March 28, 2022	2 years	74
Altamir Batista Mateus da Silva(1)	Board Member	March 28, 2022	2 years	48
Eduardo Augusto Rocha Pocetti	Board Member	March 28, 2022	2 years	68

______________________

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

Deborah Stern Vieitas – Ms. Vieitas’ career developed and consolidated in the financial market, working in large and renowned international and Brazilian institutions. She has experience in business management with responsibility for results, as well as in the implementation of operations from a banking license. Her academic background includes: a master in public administration from École Nationale d’Administration – ENA, in France; a master's in business administration from Fundação Getúlio Vargas, in São Paulo, international economics; a degree in public administration from Fundação Getúlio Vargas, in São Paulo; a graduate degree in journalism from the Universidade de São Paulo; and certification as a board member by the Brazilian Institute of Corporate Governance. Ms Vieitas also has experience as a member of the board of directors and coordinator of the audit committee. She also has experience on board of directors in the following companies: Banco Santander S.A. (2017-present); AXA Seguros S.A. (2016-2017); and Banco Caixa Geral (2008-2014). Ms. Vieitas has executive experience in the following companies: CEO American Chamber of Commerce for Brazil – AMCHAM Brasil (2015-present); chief executive officer of Banco Caixa Geral (2008-2014); vice-president responsible for large corporates, financial institutions and structured finance at Banco BNP Paribas (2000-2008); and vice-president responsible for exchange, trade finance, corporate loans and capital markets at Banco CCF Brasil (1988-2000). Ms. Vieitas was also a member of the advisory board of the We Ventures Fund focused on female entrepreneurship (2021); a member of the advisory board of the start-up Se Candidate Mulher that works in employability for women (2021); she was mentioned in the list of Most Influential Women of the Year by FORBES Magazine (2017); elected one of the 10 Best Executives of the Year by Valor Econômico/Egon Zehnder (2014); and honored as Administrator of the Month by the Conselho Regional de Administração of São Paulo (2014).

Flávia Maria Bittencourt – Mrs. Flavia Bittencourt holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro – UFRJ, a postgraduate degree in Marketing at Escola Superior de Propaganda e Marketing – ESPM and an Executive MBA from Fundação Dom Cabral. Mrs. Flávia Bittencourt has a long history at Oi – Telemar, with more than 10 years of experience, in positions such as Product Manager (2001 – 2003), General Marketing Manager (2003 – 2005) and also held the position of Executive Director of Marketing (2005 – 2011). In addition, she was Marketing Director at Lácteos Brasil, co-founder of STORIES4FUN and Senior Vice President of Latin America at Sephora Brasil. Ms. Flavia served as a member of the Board of Directors of Lojas Marisa, between 2018 and 2019. She is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil and Oncoclinicas. In addition to being a member of the Board of Directors, Ms. Flavia Bittencourt is also a member of the People, Governance, Organization and Culture Committee and of the Sustainability Committee and coordinates the Consumer Intelligence Committee.

Aldo Luiz Mendes – Mr. Aldo Luiz Mendes holds a Bachelor’s and Master’s degree in Economics from the University of Brasília and a PhD in Economics from the University of São Paulo. He worked at Banco do Brasil for 29 years, as international finance managers, market risk management superintendent, finance director, capital markets director and vice president of finance, capital markets and investor relations, position that he held from 2005 to 2009. Between 2009 and 2016, he was director of monetary policy at the Central Bank of Brazil and member of the Monetary Policy Committee. In 2017, he held the position of executive director of Banco Original S.A. Between 2018 and 2019, he was part of the AMBEV audit committee. The executive has been on several boards of directors, including CSN – Siderúrgica Nacional, RGE – Rio Grande Energia, TNL – Telemar Norte Leste (currently Oi), Neoenergia, Visanet (currently Cielo), CIP – Central Interbank Payments, BB Technology and Services. Mr. Mendes is also a board member of GRUPAR, which is the concessionaire of the Guarulhos airport in São Paulo.

Pedro de Camargo Neto – Mr. Camargo is a civil engineer graduated from the Universidade de São Paulo (1972). He has a master of science from the Massachusetts Institute of Technology (1974) and a PhD in production engineering from the Universidade de São Paulo (1984). Mr. Camargo has been a farmer and rancher in the Brazilian states of São Paulo, Mato Grosso do Sul and Piauí for the last 40 years. He was a business consultant, secretary of production and marketing at MAPA, from 2001 to 2002 and president of the Brazilian Rural Society from 1990 to 1993 and vice-president from 2017 to 2019.

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

See “Item 3. Key Information—D. Risk Factors—Our capital stock may make us susceptible to the emergence of shareholders with significant stakes, alliances between shareholders, possible conflicts between shareholders and other events arising from the absence of a controlling shareholder or control group, and that may lead to changes in our corporate policies and strategies.”

Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of a Chief Executive Officer, a Chief Financial and Investor Relations Officer and up to 8 additional Vice Presidents, each with the designation and duties assigned by our board of directors.

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

Name	Position Held	Appointment Date	Age
Miguel de Souza Gularte	Global Chief Executive Officer	August 29, 2022	64
Fabio Luis Mendes Mariano	Chief Financial and Investor Relations Officer	May 4, 2022	42
Artemio Listoni	Vice-president of Industrial Operations and Logistics Officer	January 3, 2023	62
Manoel Reinaldo Manzano Martins Junior	Vice-president of Commercial Brazil Officer	May 4, 2022	45
Alessandro Rosa Bonorino	Vice-president of People, Sustainability and Digital Transformation Officer	May 4, 2022	53
Leonardo Campo Dall’Orto	Vice-president of International Markets and Planning Officer	May 4, 2022	49
Fabio Duarte Stumpf	Vice-president of Agribusiness and Quality Officer	May 4, 2022	41
Marcel Sacco	Vice-President of New Businesses Officer	May 4, 2022	56

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Miguel de Souza Gularte – Mr. Miguel Gularte has a degree in veterinary medicine from URCAMP (RS) and has 40 years of experience in the meat industry. He started his professional career at Cooperativa Industrial de Carnes e Derivados (Cicade), where he held several positions, such as Quality Control Manager, Manager and Industrial Director. In 1996, he moved to Uruguay where he joined the PUL meatpacker, where he worked as a Commercial Director, General Director, President and partner. In 2011, Miguel led the sale of the PUL meatpacker to Minerva Foods, becoming Minerva’s International Vice President, a position he held until June 2013. In 2015 he became President of JBS Mercosul responsible for the Divisions: Meat, Leathers and New Business in Brazil and for JBS Argentina, Uruguay and Paraguay. Since 2018 he was at Marfrig Global Foods, where he held the position of South America CEO.

Fabio Luis Mendes Mariano – Mr. Fabio Luis Mendes Mariano holds a degree in Business Administration and a postgraduate degree in Banking from Universidade Presbiteriana Mackenzie, an MBA from the University of Pittsburgh Katz Graduate School of Business and a specialization in financial markets from Fundação Getúlio Vargas – FGV. Mr. Fabio Luis Mendes Mariano has 22 years of experience in companies such as Bank Boston, Dupont do Brasil, and on BRF, where he accumulates 14 years and occupied the position of CFO LATAM and General Manager of BRF Alimentos Calchaquí, in Argentina. In 2017, he returned to Brazil as Financial Executive Officer and since 2019 he has served as Vice-Chairman of the Board of BRF Previdência.

Artemio Listoni – Mr. Artemio Listoni has more than 40 years in agribusiness, started his career at the former Sadia Alimentos S.A. in 1981 until 1995, having returned to BRF from 2006 to 2008. With experience in technical assistance for animal producers, he has also held the direction of the meat division of JBS in Argentina, Paraguay and Uruguay and the direction of South American Operations at Marfrig.

Manoel Reinaldo Manzano Martins Junior – Graduated in Business Administration from the Pontifical Catholic University of São Paulo, PUC/SP, with a specialization in Marketing and Retail from FIA/USP and ESPM, respectively. He has 23 years of professional experience in the consumer goods industry, in the domestic and international market (Middle East and Latin America). Mr. Manoel Martins, has worked in companies such as Perdigão, Associate British Food, JBS and BRF. Finally, Mr. Manoel Martins became Vice President Commercial Brazil at BRF S.A.

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

Fabio Duarte Stumpf – Graduated in Veterinary Medicine from the University of Passo Fundo in Rio Grande do Sul, he has 18 years of experience in Agribusiness. He began his career at Sadia/BRF, holding various positions within the company’s Agricultural and Industrial Operation. From 2017 to 2021, he works as Industrial Director and General Director of Agriculture. In 2021, he assumed the position of Executive Director of Agriculture and Global Quality at BRF. Finally, Mr. Stumpf became Vice President of Agro and Quality at BRF S.A.

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

In 2022, the total salary and compensation paid by us to all our executive officers and members of our board of directors and fiscal council for their services was R$35.5 million. The aggregate total compensation paid to members of the board of directors, fiscal council and audit and integrity committee and executive officers in 2022 (including salaries, profit sharing payments, as described below, and benefits) was R$36.8 million.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit-sharing plan is primarily related to financial and non-financial results such as EBITDA, net income, cash flow, safety index, KPIs related to ESG and quality. It is also based on an assessment of individual performance of each officer conducted by the CEO and members of Board of Directors. This methodology follows best market practices and provides reasonable maximum amounts while ensuring our market competitiveness in terms of compensation and retention.

Our executive officers are also eligible to participate in our Restricted Stock Plan. As of December 31, 2022, a total of 1,625,427 stock options, RSUs and PSUs were held by our executive officers, with a cost to us of R$28.9 million. In 2022, a total of 1,306,046 shares of restricted stock were granted to our executive officers. For additional information regarding our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership— Stock Options Plan, Performance Shares Plan and Restricted Stock Plan.”

The table below shows information about the stock options and RSUs granted to executive officers of BRF in 2022 and in previous years that are still outstanding as of December 31, 2022:

Grant	# Options / Restricted Stock Units	Grant Price(1)	Strike Price as of December 31, 2022	Expiration Date

2020 (Restricted Stock and Performance Share Units)	156,191	R$$21.28	N/A	June 1, 2023
2021 (Restricted Stock and Performance Share Units)	335,589	R$$28.58	N/A	July 1, 2024
2022 (Restricted Stock and Performance Share Units)	1,133,647	R$$14.11	N/A	July 1, 2025
Total	1,625,427

(1)       The grant price refers to the average stock price at the B3 of the last 20 trading days before the grant date.

Our executive officers receive certain additional benefits generally provided to employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2022, the amount paid as benefits and private pension plan to the executive officers totaled R$2.1 million.

Our executive officers and the members of our board of directors, audit and integrity committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment. However, non-compete agreements may be entered into with executive officers departing our company. In 2022, we paid severance benefits to former executive officers in the amount of R$1.2 million.

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

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Attilio Guaspari(1)	President of the Fiscal Council	April 26, 2018	76
Marcus Vinicius Dias Severini	Alternate	April 27, 2021	65
Marco Antônio Peixoto Simões Velozo	Member of the Fiscal Council	March 28, 2022	55
Luis Fernando Prudêncio Velasco	Alternate	March 28, 2022	61
Bernardo Szpigel	Member of the Fiscal Council	March 28, 2022	77
Valdecyr Maciel Gomes(1)	Alternate	April 26, 2018	60

(1)       Independent Member (as defined under the Brazilian Novo Mercado rules).

Below is a summary of the professional experience and areas of activity of our current fiscal council members:

Attilio Guaspari — Mr. Attilio Guaspari is a civil engineer graduated from Escola Politécnica of USP and holds a Master’s degree in Management Sciences from Coppe/AD of UFRJ. He was Chief Financial Officer and Audit Superintendent at BNDES and Financial-Administrative Director at Embrafilme. He has served on several Boards of Directors since 1986, such as those of Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás, and Projeto Jarí. He was a member of the BNDES Audit Committee. He has been Chairman of the Fiscal Council of Perdigão, with Audit Committee attributions, since 2005, and remains on the Fiscal Council of BRF until the present date. He has extensive experience in the position of Internal Audit Committee Head, Financial Director and member of boards of directors. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Marco Antônio Peixoto Simões – Mr. Marco Antônio Peixoto Simões Velozo holds a degree in economics and accounting from Faculdades Integradas Cândido Mendes, and a MBA in corporate finance from IBMEC. He has extensive experience as a technical assistant in judicial disputes and in arbitration (as a technical assistant or as an expert at the Arbitral Tribunal, at the CBMA and at the FGV Chamber of Conciliation and Arbitration) and has been an independent auditor of companies since 1989. Marco Antônio is a founding partner of Vértice Auditoria, where he is responsible for the technical area and audit methodology.

Bernardo Szpigel – Mr. Spzigel is a mechanical engineer graduated from Instituto de Teconologia de Aeronáutica. He has a master in engineering from Pontifícia Universidade Católica of Rio de Janeiro, and a PhD in business administration from the University of California. Mr. Szpigel was chief financial officer of Bahia Sul and Suzano Papel e Celulose.

Audit and Integrity Committee

Our shareholders approved the establishment of a statutory audit committee at our ordinary and extraordinary general shareholders’ meeting held on April 3, 2014. On November 5, 2018, shareholders at our extraordinary general shareholders’ meeting voted to rename the committee the Audit and Integrity Committee. The Audit and Integrity Committee is composed of three to five members, a majority of whom must be independent members, one of whom cannot be a member of the board of directors and none of whom may be an executive officer (in accordance with the independence standards of the CVM, in particular CVM Resolution No. 80/22).

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

Our Audit and Integrity Committee complies with CVM Resolution No. 80 of March 29, 2022, as amended, and accordingly, allows us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit and Integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee.

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

The following table sets forth information with respect to the current members of our Audit and Integrity Committee.

Name	Position Held	Current Position Held Since	Term	Age
Augusto Marques da Cruz Filho(2)	Coordinator	April 30, 2020	2 years	70
Eduardo Augusto Rocha Pocetti	Member	April 6, 2022	2 years	68
Manoel Cordeiro Silva Filho	External Member	April 6, 2022	2 years	69
Deborah Stern Vieitas	Member	April 6, 2022	2 years	65

(1)	Independent Member (as defined under the Brazilian Novo Mercado rules).

Below is a summary of the professional experience and areas of activity of our current members of the Audit and Integrity Committee:

Please see “—A. Directors and Senior Management” for the biographical information of Mr. Cruz Filho, Mr. Rocha Pocettti and Ms. Stern Vieitas.

Manoel Cordeiro Silva Filho – Mr. Manoel Cordeiro has a degree in business administration from Faculdade Moraes Júnior, Rio de Janeiro, a post-graduate degree in economic engineering from Faculdade Estácio de Sá, Rio de Janeiro and an MBA in finance from IBMEC. Mr. Manoel has 32 years of experience at Vale S.A., having been Investment and Finance Officer of VALIA from 1998 to 2007 and also Coordinator of the Investment Committee of the Associação Brasileira das Entidades Fechadas de Previdência Complementar - ABRAPP.

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

In addition to the Audit and Integrity Committee, we have three other advisory committees for our board of directors: (i) Finance and Risk Management Committee; (ii) People, Governance, Organization and Culture Committee; and (iii) Sustainability Committee. They are composed of members of our board of directors, as well as other professionals.

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

The Sustainability Committee is responsible for: (i) evaluating and providing recommendations for the long term sustainability goals; (ii) monitor and improve the five sustainability pillars (development of partners and community, promote knowledge and innovation, promote animal welfare, be diverse and plural and protect the environment); (iii) evaluating actions and relationship with stakeholders related to sustainability and monitor our adherence to market standards (i.e. Dow Jones Sustainability Index (DJSI), Enterprise Sustainability Index (Índice de Sustentabilidade Empresarial or ISE), CDP, Business Benchmark for Animal Welfare (BBFAW), etc.); (iv) following-up on compliance matters regarding ISO standards and sustainability; (v) proposing and validating our commitment to national and global voluntary corporate sustainability initiatives; and (vi) monitoring, revising and validating our Sustainability Policy and Sustainability Communication Plan.

D.	Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2022	2021	2020
Administration	20,297	20,906	20,493
Production	75,962	79,270	80,509
Total	96,259	100,176	101,002

All of our employees listed above are located in Brazil, except for approximately 7,040 employees in 2022 (7,184 in 2021 and 7,335 in 2020) who are located abroad, mainly in our offices and processing plants in Europe, Southern Cone, Middle East and Asia.

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

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Audit and Integrity Committee

As of December 31, 2022, members of our board of directors, our executive officers and members of our Fiscal Council (and alternates) and Audit and Integrity Committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Members of the Board of Directors
Marcos Antonio Molina dos Santos	0	0.00
Sérgio Agapito Lires Rial	4,300	0.00
Augusto Marques da Cruz	0	0.00
Marcia Aparecida Pascoal Marçal dos Santos	0	0.00
Deborah Stern Vieitas	300	0.00
Pedro de Camargo Neto	0	0.00
Altamir Batista Mateus da Silva	514,300	0.05
Eduardo Augusto Rocha Pocetti	0	0.00
Aldo Luiz Mendes	0	0.00
Flávia Maria Bittencourt	0	0.00
Subtotal	518,900	0.05
Executive Officers (1)
Alessandro Rosa Bonorino	191,547	0.02
Leonardo Campo Dallorto	130,591	0.01
Fabio Luis Mendes Mariano	14,189	0.00
Manoel Reinaldo Manzano Martins Junior	47,500	0.00
Marcel Sacco	0	0.00
Fabio Duarte Stumpf	41,152	0.00
Miguel de Souza Gularte	69,000	0.01
Artemio Listoni	18,400	0.00
Subtotal	512,379	0.05
Fiscal Council (and alternates)
Marco Antônio Peixoto Simões Velozo	0	0.00
Luis Fernando Prudêncio Velasco	1,300	0.00
Attilio Guaspari	0	0.00
Marcus Vinicius Dias Severini	2,000	0.00
Bernardo Szpigel	0	0.00
Valdecyr Maciel Gomes	0	0.00
Subtotal	3,300	0.00
Audit and Integrity Committee (1)
Manoel Cordeiro Silva Filho	0	0.00

Subtotal	0	0.00

(1)	The other members of the audit and integrity committee, Augusto Marques da Crus Filho, Debora Stern Vieitas e Eduardo Augusto Rocha Pocetti, are members of the Board of Directors whose share ownership is already included above.

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

Our current long-term incentive plan based on stock options (“Stock Option Plan”) was approved at the shareholder meeting held on April 8, 2015 and updated at the shareholder meeting held on April 27, 2020.

The Stock Option Plan is managed by our board of directors. Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors on the grant date based on the average closing price of our shares for the 20 trading days preceding the grant date. Exercise prices are adjusted monthly based on the IPCA.

On April 8, 2015, a restricted stock unit program (“Restricted Stock Plan”) was also approved at our shareholder meeting and its latest update was approved at the shareholder meeting held on April 27, 2021). This change in the long-term incentive program was proposed to align it with best market practices with the objective to retain and align the interests of top management and our shareholders. Since then, no more stock options units were granted by us under our long-term incentive program.

There are currently two programs under our Restricted Stock Plan, the Restricted Share Units program (“RSU”) mentioned above and the Performance Share Units program (“PSU”). The Restricted Stock Plan enables us to make a partial grant in RSUs and a partial grant in PSUs. Our board of directors approves annual grants under the Restricted Stock Plan. As of 2022, the RSU grant represented 60% and the PSU grant represented 40%. The amount to be granted to a particular executive is subject to programs rules, based on market practices, company and individual performance evaluation, and it is submitted to our Board of Directors for approval. Vesting conditions are time-based and performance based for RSUs and for PSUs, respectively, and our Board of Directors sets forth the collective goals for the performance indicators, which is currently ROIC (Return on Invested Capital) and TSR (Total Shareholder Return).

With respect to our Stock Option Plan, as of December 31, 2022, there were no outstanding options. During the year ended December 31, 2022, no options were granted or exercised.

With respect to the Restricted Stock Plan, the RSU and PSU programs are managed by our board of directors. As administrator of the Restricted Stock Plan, our board of directors approves the program rules, eligibility, payment levels, severance rules of the Restricted Stock Plan, to guarantee the program competitiveness and the alignment of interests with shareholders. The total number of shares of restricted stock that may be granted under the RSU and PSU programs shall not exceed 2.5% of the common stock, with no par value, representing our total capital stock. As of December 31, 2022, a total of 3,756,134 RSU/PSUs had been granted and held by approximately 200 people.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Our capital stock is comprised of common shares. As of April 14, 2023, we had outstanding 1,078,116,849 common shares, or 99.60% of our total common shares (excluding 4,356,397 common shares held in treasury), of which 156,050,434 or 14.42%, correspond to ADRs. As of April 14, 2023, we had approximately 84,687 shareholders, including approximately 121 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

The following table sets forth certain information as of April 14, 2023 (except to the extent disclosed below), with respect to: (i) any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares); and (ii) certain other shareholders who disclose their share ownership in Brazil.

Major Shareholders	Quantity	%
Marfrig Global Foods S.A.(1)	360,133,580	33.27
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(2)	67,560,738	6.24
Kapitalo Investimentos Ltda.	55,730,079	5.15

(1)	Based on a statement in note 5.12 of the annual audited financial statements for the year ended December 31, 2022, published on March 1, 2023 by Marfrig Global Foods S.A. on its public website. The address for Marfrig Global Foods S.A. is Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301, Vila Hamburguesa, São Paulo, SP, 05319-000, Brazil.
(2)	This pension fund is controlled by participating employees of the respective companies.

Our major shareholders do not have differing voting rights.

In Marfrig’s annual audited financial statements for the year ended December 31, 2022, that is published on its public website in March 2023, Marfrig stated in note 5.12 that as of April 1, 2022, Marfrig obtained “control” of BRF in accordance with applicable Brazilian accounting rules, as Marfrig is considered to have a significant stake of our voting equity and influence over us. We note that the definition of “control” for accounting purposes and for considering the applicability of the business combination standard differs from the definition of “controlling shareholder” and “controlled company” pursuant to Brazilian corporate law, which defines a company as being controlled if its parent company, directly or through other subsidiaries, holds shareholder rights that ensure, on a permanent basis, a preponderance for voting on corporate resolutions and the power to elect the majority of management of the company.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020, except as described below.

•	On September 10, 2020, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had acquired our common shares, and that, on September 10, 2020, their interests in us reached, on an aggregated basis, 40,760,522 common shares and ADSs, representative of common shares, corresponding to approximately 5.02% of our share capital.
•	On December 23, 2020, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had sold our common shares, and that, on December 22, 2020, their interests in us reached, on an aggregated basis, 40,126,298 common shares and ADSs, corresponding to approximately 4.94% of our share capital.
•	On January 22, 2021, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had acquired our common shares, and that, on January 21, 2021, their interests in us reached, on an aggregated basis, 40,784,398 common shares and ADSs, representative of common shares, corresponding to approximately 5.02% of our share capital.
•	On January 27, 2021, Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold our common shares, and that, on January 27, 2021, its interests in us reached 80,447,828 common shares and ADSs, representative of common shares, corresponding to approximately 9.90% of our share capital.

•	On May 25, 2021, JPMorgan Chase & Co. informed us that its aggregate shareholding position had reached 58,109,075 common shares or other securities and derivatives referred in such shares, representing approximately 7.15% of our share capital as of May 20, 2021.
•	On February 4, 2022, BlackRock, Inc. informed us that its shareholding position reached 40,199,394 common shares and 2,632,816 ADRs, representing approximately 3.95% of our total common shares and 67,983 cash-settled derivative financial instruments referenced in our common shares.
•	On February 10, 2022, JPMorgan Chase & Co. informed us that they hold a derivative financial instrument that represent a synthetic exposure to less than 5% of our share capital.
•	Between May and June 2021, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares and ADSs. Pursuant to the Schedule 13D/A filed by Marfrig with the SEC on March 1, 2022, Marfrig beneficially owned in the aggregate 359,933,582 of our common shares, representing 33.25% of our outstanding common shares.
•	On March 9, 2022, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 48,860,579 of our common shares, representing 4.5% of our share capital.
•	On March 10, 2022 Marfrig acquired 200,000 of our common shares, pursuant to the information disclosed in their most recent financial statements. Marfrig beneficially owns in the aggregate 360,133,580 of our common shares, representing 33.27% of our outstanding common shares.
•	On September 14, 2022 Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold our common shares, and that, on September 14, 2021, its interests in us reached 53,801,228 common shares and ADSs, representative of common shares, corresponding to approximately 4.97% of our share capital.
•	On February 24, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 57,179,383 of our common shares, representing 5.3% of our share capital.
•	On March 8, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 39,173,855 of our common shares, representing 3.6% of our share capital.
B.	Related Party Transactions

From time to time we have entered into transactions with related parties, including with entities involving certain members of our board of directors or senior management.

We have a Related Party Transactions Policy which sets forth rules and principles to ensure transparency and arm's-length terms in our transactions with related parties and other situations of potential conflicts of interest. The definition of related party is based on applicable accounting standards and on this internal policy, which may be more restrictive than applicable laws and regulations under certain circumstances. This policy establishes the corporate body responsible for approving related party transactions. Our Audit and Integrity Committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. For further details regarding our related party transactions, see note 30 to our consolidated financial statements included elsewhere in this annual report.

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

Arrangements with BRF Previdência

We make contributions related to the post-employment benefit plans of our employees to BRF Previdência, which holds these plans. See note 20 to our consolidated financial statements. Additionally, we lease properties owned by BRF Previdência, and for the year ended on December 31, 2022, the total amount of lease payments was R$22,241 thousand (R$20,647 thousand for the year ended on December 31, 2021). The rent value was set based on market conditions.

Agreement with Marfrig Global Foods S.A.

On November 22, 2021, we entered into an agreement with Marfrig Global Foods S.A. to extend the supply of beef to our facility situated in Abu Dhabi. The total amount of this transaction is approximately US$14.0 million and it was valid until August 18, 2022. On July 27, 2022, we entered into an agreement with Marfrig Global Foods S.A. for distribution by Quickfood of “Sadia” branded products in Argentina. The total amount of this transaction is approximately US$10.0 million and valid until January 1, 2023, with a possible extension until January 1, 2024.

Guarantee for Promissory Commercial Notes issued by Potengi Holdings S.A.

On December 16, 2022, we issued a guarantee to the promissory commercial notes issued by Potengi Holdings S.A., public offering with limited distribution efforts, with maturity in eighteen (18) months (the “Offer”). The total amount of the Offer was R$700,000 thousand. We issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount, whilst AES Brasil Energia S.A. issued a joint guarantee covering the remaining amount. There is no joint liability between us and AES Brasil Energia S.A.

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

We classify the risk of adverse decisions in the legal suits as “remote,” “possible” or “probable.” We record provisions for probable losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice and statistical models. We disclose the aggregate amounts of these proceedings that we have judged possible or probable, to the extent those amounts can be reasonably estimated, and we record provisions only for losses that we consider probable. However, the amounts involved in certain of the proceedings are substantial, and the losses to us could, therefore, be significantly higher than the amounts for which we have recorded provisions, if any. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an adverse impact on our cash flow if we are required to pay those amounts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.”

Tax Proceedings

Contingencies for Probable Losses

We are engaged in several legal proceedings with Brazilian tax authorities for which we have recorded provisions for probable losses. As of December 31, 2022, our provision for such tax proceedings is R$399,675 thousand, compared to R$400,101 thousand as of December 31, 2021.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•	ICMS: We are involved in a number of administrative and judicial tax disputes regarding the recording or use of amounts paid for ICMS taxes, mainly related to the maintenance of credits on acquisition of products which subsequent exit is made with a calculation reduction (staple basket products), materials for use and consumption, property and equipment, electricity, disallowance of presumed credit, tax substitution, isolated fines, differential rate of tempered products and others. The provisioned amount is R$64,088 thousand as of December 31, 2022 (R$71,928 thousand as of December 31, 2021).

•	PIS and COFINS: We are involved in administrative proceedings related to the use of federal PIS and COFINS tax credits to offset other taxes, in the amount of R$157,121 thousand as of December 31, 2022 (R$141,729 thousand as of December 31, 2021).
•	Other tax contingencies: We recorded other provisions for lawsuits related to the payment of social security contributions under various Brazilian government programs (CPRB, INCRA, FUNRURAL, SESI/SENAI/SEBRAE), debts included in a refinancing program (REFIS) with deposits that await consolidation and conversion into payment, in addition to debts arising from divergence in accessory obligations, import tax, IOF, industrialized products tax and others. The provisioned amount is R$178,466 thousand as of December 31, 2022 (R$186,444 thousand as of December 31, 2021).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss is classified as “possible” is R$13,247,512 thousand as of December 31, 2022 (R$12,499,764 thousand as of December 31, 2021).

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•	PIS and COFINS: We are involved in administrative proceedings regarding the use of PIS and COFINS credits arising from a divergence in the definition of inputs in the non-cumulative tax system and their use as important and essential products in our industry. We are also involved in proceedings concerning PIS and COFINS that discuss (i) tax revenues for purposes of ICMS credits as a tax benefit, (ii) liabilities relating to the tax classification of seasoned meats, (iii) Decrees-Law Nos. 2,445/88 and 2,449/88, which were considered unconstitutional by the Federal Supreme Court as they established different basis and rates of calculation, as well as determined different timing for payment (semi-annual), among others. Such proceedings amount to R$7,055,855 thousand as of December 31, 2022 (R$6,371,171 thousand as of December 31, 2021).
•	ICMS: We are involved in a number of disputes relating to the ICMS tax, including: (i) the alleged improper granting of ICMS tax credits generated by states of origin (known as the guerra fiscal dispute) in a total amount of R$24,370 thousand as of December 31, 2022 (R$253,765 thousand as of December 31, 2021). The decrease in this amount occurred with the publication of Convênio Confaz 190/17 and LC 160/17, which validated the tax benefits and allowed the remission of these credits; (ii) the absence of evidence to prove the balances of exports in the amount of R$77,163 thousand as of December 31, 2022 (R$63,361 thousand as of December 31, 2021); (iii) tax assessment notices from the Brazilian state of Rio de Janeiro, received on October 1, 2019 and February 11, 2020, referring to the period from 2014 to 2018, due to alleged non-compliance with the Term of Agreement (TARE), which provided for a tax benefit in the Brazilian state of Rio de Janeiro, in the amount of R$621,261 thousand on December 31, 2022 (R$567,903 thousand on December 31, 2021); (iv) ACP/MP/RJ due to the use of tax benefits, in the amount of R$276,521 thousand on December 31, 2022 (R$249,715 thousand on December 31, 2021); (v) ICMS tax assessment notice from the Brazilian state of Goiás referring to the exclusion of the credit from the PROTEGE calculation base, in the amount of R$190,198 thousand on December 31, 2022 (R$184,300 thousand on December 31, 2021) and (vi) R$1,973,527 thousand (R$2,063,603 thousand on December 31, 2021) related to other tax lawsuits regarding ICMS. The relevant reduction in the amounts related to “guerra fiscal”, is mainly due to the recognition of the credits by the Brazilian states, for which the probability of loss has been changed to remote, according Complementary Law No. 160/17 and ICMS Agreement No. 190.

•	Profits earned abroad: We were assessed by the Brazilian Federal Revenue (Receita Federal do Brasil) for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad. The total amount is R$779,018 thousand as of December 31, 2022 (R$638,361 thousand as of December 31, 2021). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started, and we have offered a guarantee.
•	Income tax and social contribution: We are involved in administrative and judicial disputes regarding the use of income tax and social contribution losses, refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. In addition, on February 5, 2015, we received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% from when we incorporated one of the group’s entities during calendar year 2012. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started, and we have offered a guarantee. The income tax and social contribution disputes total R$1,408,391 thousand as of December 31, 2022 (R$1,326,862 thousand as of December 31, 2021).
•	IPI: We are involved in administrative proceedings relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed or intermediate products. The amount involved in such proceedings was R$187,371 thousand as of December 31, 2022 (R$182,246 thousand as of December 31, 2021).
•	Social security charges: We are involved in disputes related to social security charges on payroll compensation, our profit-sharing plan, additional payments of GILRAT to finance employee’s special retirement, SAT/RAT as well as joint responsibility claims in connection with the acquisition of GALE. We also have disputes involving civil construction service providers and others in the aggregate amount of R$482,687 thousand as of December 31, 2022 (R$417,903 thousand as of December 31, 2021).
•	Other contingencies: We are involved in other tax contingencies involving a variety of matters, including cases related to the requirement of a 50% fine over the amount of PIS/COFINS and IRPJ compensation not ratified but pending final judgment before the compensation proceedings, the tax basis for calculating social contribution on net income, tax assessment notice referring to taxes on services, drawback evidence, IPTU, import tax, IOF as well as an isolated fine resulting from alleged inaccuracies in EFD (accessory obligation) totaling R$171,153 thousand as of December 31, 2022 (R$180,574 thousand as of December 31, 2021).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2022, we were involved in 11,363 labor claims ongoing in the total amount of approximately R$946,655 thousand (which amount includes risks deemed “remote,” “possible” and “probable”), compared to R$1,150.0 million as of December 31, 2021. These cases are mainly related to overtime, work in hazardous conditions, rest breaks, set forth article 253 of the Labor Code (Consolidation of Labor Laws), illnesses allegedly contracted at work and work accidents. Labor claims are being processed mainly at the Brazilian lower court level and our provisions for “probable” losses from these labor claims are recorded in the amount R$526,710 thousand on December 31, 2022, compared to R$628,767 thousand on December 31, 2021. These provisions were recorded based on our past historical payments, and the opinions of our legal counsel.

Included in these proceedings is a series of judicial proceedings filed by the Office of the Public Labor Prosecutors or workers unions related to overtime, mandatory rest breaks and other labor-related issues. Of the 68 cases pending, some have no assigned value and the largest has a value of approximately R$29,947 million, which is included in the total amounts disclosed above as of December 31, 2022.

Civil, Commercial and Other Proceedings

As of December 31, 2022, we are defendants in 4,057 civil, commercial and other proceedings (administrative, environment, regulatory and other matters) amounting to total claims of R$3.62 billion (such amount includes risks deemed “remote,” “possible” and “probable”). We were defendants in several civil, commercial and other proceedings related to, among other things, alleged breach of contracts, alleged breach of civil and commercial law, traffic and other accidents, real estate disputes, consumer claims and alleged infringement of environmental and regulatory standards. We have recorded provisions for probable losses in the amount of R$358,304 thousand in connection with our pending civil, commercial and other proceedings as of December 31, 2022 (R$357,013 thousand as of December 31, 2021). We recorded these provisions based on our historical payments and on the inputs of our external legal advisors.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that we (previously Perdigão S/A) did not comply with the three contracts executed by the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable lower court decision against us, and an order to indemnify Ipiranga for the damages related to the project. The São Paulo Court of Appeals reversed the trial court’s judgment only to establish different criteria for the calculation of liquidated damages. In June 2009, Ipiranga started the liquidation stage, and an accounting expert was initially named to analyze the parameters set forth in the final judgment. However, considering there were unaccounted items to be calculated by the expert, the forensic accountant informed of his inability to perform these tasks. Afterwards, an engineering expert was indicated to proceed with the asset liquidation. The opinion of the court-appointed engineering has already been presented, but Ipiranga contested the results. The appeal filed by Ipiranga aimed at the revision of the expert report was partially granted by the Court, which determined the calculation review of some unaccounted items. We have filed an appeal to be submitted directly to the Superior Court of Justice in order to grant a special appeal requiring the maintenance of the expert report. The President of the Private Law Section of the Court upheld the contested decision and ordered the remittance of the case records to the Superior Court of Justice. We recorded a provision with respect to this dispute, which is supported by inputs and calculations prepared by external accounting experts and reviewed by our management.

On October 6, 2004, a public civil action was filed by the Federal Public Prosecutor’s Office seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. We were ordered to pay an award with respect to the material damages, but this decision was suspended by the Court of Appeals. We filed an appeal to the Superior Court of Justice on September 8, 2015. We have not included any provision for this lawsuit regarding the material damages (the amount of which will be determined in a future procedure). On March 13, 2020, our appeal was dismissed and, on April 24, 2021, we filed a new appeal, which was challenged by the Federal Public Prosecutor’s Office on September 8, 2021. On September 8, 2022 our new appeal was admitted, although on October 3, 2022, an unfavorable decision was issued against us. We filed a motion to reverse this decision, but the motion was denied on December 14, 2022. The Court of Appeals decision was affirmed by the Superior Court of Justice, and the action awaits the calculation of liquidated damages, to be determined by a court-appointed expert.

In 2008, 2012 and 2018, the Federal Public Prosecutor’s Office filed three public civil actions in order to obtain a judicial decision compelling BRF not to use overweight trucks on federal highways and sought indemnification for collective damage. The first two proceedings resulted, at first, in favorable decisions for us in the Court of Appeals and Superior Courts. With respect to the 2012 public civil action, on September 3, 2019, the Superior Court of Justice, by a majority decision, granted the special appeal filed by the Federal Public Prosecutor’s Office and found that the public civil action had merit and ordered (i) BRF to pay indemnification for collective damages in an amount to be determined; and (ii) BRF not to use overweight trucks on federal highways, subject to a penalty of R$20 thousand for each new infringement. BRF filed appeals against such decision, which were denied by the Superior Court of Justice and the Federal Supreme Court. The decision rendered by the Superior Court of Justice with respect to the 2012 public civil action against us became final and unappealable. On July 25, 2022 the case was remanded to the lower court for calculation of liquidated damages. The Federal Public Prosecutor’s Office filed a motion for summary judgement, claiming the historic amounts of (i) R$ 6,630 thousand for material damages caused to federal highways; (ii) R$ 1,989 thousand for environmental and other economic related damages; and (iii) R$ 4,641 thousand for collective damages. Each of these three damages would be subject to the SELIC interest rate adjustment until payment. The Federal Public Prosecutor’s Office requested that the highway police and national traffic department inform the court of any further occurrence of overweight truck usage against BRF since the action was first filed so that the penalty of R$20,000 per occurrence would be levied. We are currently waiting for the court to determine the liquidated damages. With respect to the public civil action filed in 2008, in March 2020, the Superior Court of Justice, by a majority decision, denied the appeal filed by the Federal Public Prosecutor’s Office to maintain the action as groundless. This decision also became final and unappealable. With respect to the public civil action filed in 2018, the lower court decision was favorable to us and we are currently awaiting a decision by the Court of Appeals on the appeal filed by the Federal Public Prosecutor’s Office. As of the date hereof, we have not recorded any provisions with respect to these proceedings.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against us due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão, in the Brazilian state of Paraná and Dois Vizinhos, in the Brazilian state of Paraná. The Federal Public Prosecutor’s Office requested that we individually indemnify all consumers who acquired products with any quality issues related to water in excess, that we pay collective damages and that we publicly disclose this problem via newspaper, radio and other means. On September 10, 2009, an unfavorable judgment was issued ordering us and the other defendants to: (i) indemnify consumers for the irregularity of the products; (ii) pay R$700 thousand as collective damages; and (iii) publicly disclose a message describing this matter via local media (newspaper, radio and other means). We, along with the other defendants, filed our respective appeals, which the Court of Appeal rejected in 2011. On January 30, 2012, we filed an appeal to the Superior Court. On July 1, 2022 the Superior Court partially reversed the lower courts decisions to (i) determine the applicability of the statute of limitations for any claim before August 20, 2003 and (ii) cancel the initial lower court decision and remand the action to the lower court for the production of evidence requested by the defendants. We recorded a provision with respect to this dispute.

On January 28, 2009, Valore Participações e Empreendimentos Ltda. and Ama Participações e Empreendimentos filed an execution proceeding based on an extrajudicial title requesting the payment of the fifth and sixth installments (total estimated value of approximately R$108 million in 2022, considering change in calculations using SELIC) of their industrial plant sales contract signed with us. On June 2018, the process was suspended by the lower court for producing evidence. In November 2021, the court ordered that it was not necessary to wait any longer, as the related evidence was already produced and the proceeding was resumed. On May 26, 2022, the court decided in favor of BRF and dismissed the execution proceeding. On June 23, 2022, the plaintiffs appealed to the Court of Appeals. We presented our counterarguments to the appeal on August 12, 2022. The decision of the Court of Appeals is still pending. We have classified the risk of loss as possible, with no provisions recorded.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. Expert evidence was ordered by the court and presented in May 2022. The expert was subpoenaed by the court to be deposed on September 15, 2022. On October 17, 2022, the court ordered the parties to present their pleadings as to the expert testimony. Since November 10, 2022, a decision has been pending. We have classified the risk of loss as possible, with no provisions recorded. As of December 31, 2022, the amount at issue in the case is estimated to be R$195 million.

We had a leasing contract with WJ Produtos Alimentícios Ltda., or WJ, for an industrial plant, which was terminated by us. On April 11, 2012, WJ filed a lawsuit to require our compliance with the leasing contract and pay an early termination fine of R$3.7 million and material damages of up to R$5 million. The expert report indicated that the industrial plant was destroyed and calculated a loss value of R$28 million. The court decided in favor of WJ and ordered us to pay for the losses and damages caused by the early termination of the leasing contract, which are not limited to the R$28 million calculated by the expert since part of the alleged losses and damages still need to be estimated due to their nature. The court ruled that another expert assessment is necessary to determine the total loss value in the execution stage of the proceeding. We filed an appeal against such decision, which was rejected by the São Paulo State Court, confirming all the terms of the decision rendered by the lower court judge. On September 5, 2022 we filed an appeal with the Superior Court of Justice and on October 3, 2022, WJ offered their counterarguments. The appeal is still pending. The risk of loss in this proceeding has been classified as possible. The amount at issue in the case is currently estimated in R$92 million. Such amount does not consider the losses and damages that still need to be estimated in the execution stage.

On October 10, 2013, a lawsuit for damages was filed by Attilio Fontana’s heiresses in order to require that we pay damages for the destruction or concealment of Sadia S.A.’s statutory books. Such books were not exhibited in the preliminary proceeding, which would have prevented the plaintiffs from discovering potentially illegal donations made by Mr. Fontana to his other heirs and their other siblings. On December 12, 2018, the case was dismissed on the grounds that the lack of the statutory books did not cause any harm to the plaintiffs since they could investigate the existence of any potential illegal donations through other statutory documents that were available to them. The plaintiffs filed an appeal to the Court of Appeals and we subsequently filed our response. The plaintiffs’ appeal was dismissed. The plaintiffs filed an appeal to the Superior Court of Justice and to the Federal Supreme Court. At first, the Superior Court of Justice promptly denied the special appeal judgment due to lack of legal requirements. However, after the plaintiffs filed a new appeal, on November 9, 2021, the Superior Court of Justice decided to submit the special appeal for judgment. On October 18, 2022, the Superior Court of Justice denied the appeals submitted by the plaintiffs, and as a result, our appeal was dismissed without prejudice. All parties filed interlocutory appeals, and a decision of the Superior Court of Justice is still pending. Since the plaintiffs’ claims were dismissed by the trial court judge, the Court of Appeals and the Superior Court of Justice, we have classified the risk of loss as remote, with no provisions recorded.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of our alleged exploitation of his Patent MU 8300298-7 in the biodigesters used in farms. Mr. Cazarré requested damages of over R$300.0 million. An expert report favorable to us was issued, which indicated that there was no violation of Mr. Cazarré’s patent. On September 22, 2017, the lower court judge dismissed the requests made by Mr. Cazarré. On December 1, 2017, Mr. Cazarré filed an appeal and we presented our counterarguments on February 2, 2018. On June 20, 2018, the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and we were ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150,000 for moral damages. On February 20, 2019, we filed an appeal with the Court of Appeals to elevate the proceeding to the Superior Court of Justice, and on March 27, 2019, Mr. Cazarré responded to such appeal. On April 15, 2019, the Court of Appeals ruled dismissing our appeal. On May 13, 2019, we filed an appeal directly to the Superior Court of Justice and on June 29, 2019, Mr. Cazarré presented his defense. On July 11, 2019, the Court of Appeals reviewed its decision and admitted our appeal, determining that the proceeding’s records be sent to the Superior Court of Justice. On April 13, 2020, we filed a petition requesting the suspension of the lawsuit until the decision on the merits of the nullity action filed by us against Mr. Cazarré and Instituto Nacional de Propriedade Industrial-INPI (BPTO) before the Federal Court of Rio de Janeiro becomes final. On June 18, 2020, we filed a petition repeating the request for suspension and informing that BPTO had presented its opinion in the nullity action agreeing with our arguments for the nullity of Mr. Cazarré’s patent. On April 30, 2021, the court rendered a decision staying the infringement action for a year, due to the ongoing invalidity lawsuit. On November 17, 2021, BRF filed a new brief informing the court that a decision was published in the Official Gazette n. 2.652 dated November 3, 2021, in which the Brazilian PTO invalidated patent MU8300298-7 during the post-grant opposition procedure. Considering the patent in question is no longer valid, BRF requested that the decision be overruled in order to reject Mr. Cazarré’s infringement pleadings. Despite the invalidation of the patent by BPTO, the Superior Court of Justice dismissed our appeal on October 18, 2022, holding that it was not timely filed. We filed another appeal to reverser that decision and we are awaiting a decision. We have classified the risk of loss as possible, with no provisions recorded for this case.

On April 24, 2014, we executed a TAC with the Public Prosecutors’ office of the Brazilian state of Goiás because of irregularities in our treatment of soil resulting from approximately 300 tons of solid material, which did not have proper treatment in the facility located in Rio Verde. Fulfilment of the TAC’s requirements is still underway.

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

On October 23, 2015, Perdue Foods LLC, or Perdue, filed an enforcement lawsuit against us. Perdue sought an order for us to comply with the obligations undertaken in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and our trademark Perdix. In the event that we do not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. We have presented our defense in the case and the case is currently pending judgment in the lower court. In September 2021, we filed an appeal to the Court of Appeals against the decision which denied BRF’s argument regarding the applicability of the statute of limitations. On November 23, 2021, our appeal was dismissed. On January 31, 2022, we filed a new appeal before the Court of Appeals. On June 30, 2022, the Court of Appeals affirmed the decision that denied our argument regarding the applicability of the statute of limitations. On November 11, 2022, we filed a special appeal with the Superior Court of Justice. Since the enforcement lawsuit has no measurable economic value, no provisions have been recorded for these proceedings.

On August 20, 2015, a city councilor filed a popular action against us in connection with alleged irregularities identified on a competitive bid for the supply of school meal to the Municipality of São Paulo. We have filed our defense. On December 9, 2019, a court-appointed expert presented a technical report informing that there was no evidence of irregularity. The plaintiff and the Public Prosecutors’ Office of the Brazilian state of São Paulo filed motions against the technical report and requesting that it be complemented. On September 11, 2020, due to a request from the Public Prosecutors’ Office of the Brazilian state of São Paulo, the trial court judge determined the Health Surveillance Coordination, or COVISA/SP, to be notified in order to clarify whether there is any difference between the school meal (sausages) described in the bid procedure and the one regularly sold in supermarkets. On April 20, 2021, COVISA/SP filed its response confirming there were differences between the products. The plaintiff, BRF and the Public Prosecutor’s Office of the Brazilian state of São Paulo then filed their opinion for the claim to be deemed groundless. After the end of the evidentiary stage, the Public Prosecutor’s Office of the Brazilian state of São Paulo filed their opinion for the claim to be deemed groundless and all parties filed their closing arguments. The action was ruled groundless on January 31, 2022. The decision held that there was no evidence of overcharging, since the product acquired in the bidding had its own characteristics, both with regard to the form of production and composition, as well as packaging, and that ten companies participated in the bidding, and BRF was the winner, for having presented the lowest price. The decision is subject to mandatory review even if the plaintiff does not appeal, and therefore should be referred to the Court. On November 21, 2022, the decision finding the allegations without merit was ratified by the Court of Appeals. We are currently waiting for the decision to become final and unappealable. We have classified the risk of loss as possible, with no provisions recorded.

On September 18, 2015, we executed a TAC with the Public Prosecutors’ Office of the Brazilian state of Rio de Janeiro, in order to restore an environmental license of our facility located in Duque de Caxias. Fulfilment of the TAC’s obligations is in progress.

On December 14, 2015, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified on dairy products sold by us. On March 19, 2019, the plaintiff’s claims were partially granted and we were ordered to: (i) pay collective damages in the amount of R$1 million; (ii) under the penalty of payment of a R$5 million fine for each instance of non-compliance, (a) recall the batches of sausages that presented risk to consumers’ health - in spite of the fact that the class action handles of alleged irregularities related to dairy products, the sentence also have mentioned issues regarding the sausages; such inaccuracy is object of the Appeal we have filled against it and (b) provide a public notice regarding such recall on our website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 thousand daily-fine for non-compliance; and (iv) pay 50% of the court fees. On April 23, 2019, we filed an appeal to the Pernambuco Court of Appeals. On June 12, 2019, the court granted an interim relief to stay the trial’s court decision. The appeal is still pending a decision on its merits. We have classified the risk of loss as possible, with no provisions recorded.

On March 14, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require us to insert the following warning on the package of our products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After we presented our defense, a state court decision was rendered on September 14, 2016 ordering us to include such information on the package of all of our products that contain gluten. We filed an appeal and on December 20, 2019, the Federal Regional Court (TRF3) ruled that the Superior Court of Justice is the competent authority to rule on this proceeding. The proceeding was removed to the Superior Court of Justice to determine if that court had jurisdiction to hear the proceeding. On March 19, 2021, the Superior Court of Justice determined they did not have jurisdiction, and on August 12, 2022, a decision found that the Federal Regional Court was the competent authority, and the state court decision was cancelled. The action is now pending trial before the Federal Regional Court. No substantial provisions were deemed necessary for this proceeding.

On April 4, 2016, we executed a TAC with the Public Prosecutor’s Office of the Brazilian state of Goiás in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of the TAC is in progress.

On May 9, 2018, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified in meat products (sausages) sold by us. We filed our defense on May 3, 2019. On February 15, 2019, the court rendered a decision granting the injunction requested by the Public Prosecutors’ Office to order us to, under the penalty of a R$5 million fine for each instance of non-compliance: (i) cease commercialization of sausages with irregularities; (ii) comply with the legislation on sausage manufacturing; (iii) cease using deteriorated or mislabeled ingredients in sausage manufacturing; (iv) recall the batches of sausages that present risk to consumers’ health; (v) provide a public notice regarding such recall on our website and social media. On April 24, 2019, we filed an interlocutory appeal with a request for an interim relief in order to stay the injunction. The court decided to evaluate the suspensive effects after Public Prosecutors’ Office of the Brazilian state of Pernambuco filed its counterarguments. On May 3, 2019, we filed our defense. On September 13, 2021, The Public Prosecutors’ Office of Brazilian state of Pernambuco has filed an opinion in favor of partially granting the interlocutory appeal to reduce the amount of the fine for non-compliance with the court order for R$5,000. The case is pending trial. We have classified the risk of loss as possible, with no provisions recorded.

On May 31, 2022 the Federal Public Prosecutor’s Office filed a public civil action seeking a preliminary injunction regarding the application of penalties of (i) R$10,000 for each overweight truck used by BRF on federal highways and (ii) R$5,000 for each invoice issued failing to specify the weight of the transported goods. On October 5, 2022, the lower court denied the preliminary injunction and scheduled a court hearing. The Federal Public Prosecutor’s Office filed an interlocutory appeal of this decision. On November 30, 2022, we filed our counterarguments to the pleadings, and the Federal Public Prosecutor’s Office filed their answer on January 17, 2023. An unfavorable outcome may result in payment of actual damages, to be determined by the court in an amount equal to or higher than R$1,040,366.63 and for collective damages in the amount of R$5 million. As of the date hereof, we have not recorded any provisions with respect to this proceeding.

On June 6, 2022, Mr. Marcus Macedo Cazarré filed a civil action to annul the administrative decision of the Instituto Nacional de Propriedade Industrial-INPI (BPTO) published in the Official Gazette n. 2.652 dated November 3, 2021, in which BPTO invalidated his patent MU8300298-7. Mr. Cazarré filed an injunction to suspend the effects of the BPTO decision, but his request was denied by the Federal Court on June 6, 2022. We filed a motion to join the proceeding as an interested third party on June 15, 2022, and both BRF and BPTO filed our counterclaims to maintain the invalidation of the patent. On June 22, 2022, the court denied the injunction requested by Mr. Cazarré. On September 22, 2022, Mr. Cazarré filed an interlocutory appeal to reverse the decision that denied the injunction. The case is in its initial stage, and a decision is pending on the interlocutory appeal filed by Mr. Cazarré. The outcome of this proceeding may directly impact the decision of the related lawsuit filed against us by Mr. Cazarré on October 17, 2013, as described above. Since there are no amount attributed to this case, we have not recorded any provisions with respect to this proceeding.

We also have regulatory liabilities corresponding to 1,198 cases, for which the possibility of loss is classified as probable and we have recognized a provision of R$26.5 million as of December 31, 2022. The cases refer to MAPA fines and other administrative sanctions (especially the suspension of a plant’s activities for a period of some days), for alleged noncompliance with the sanitary legislation and, individually, they do not represent significant losses. These fines are a result of routine inspections of the quality processes by MAPA. The cases are addressed directly with MAPA, and when we do not successfully defend against these penalties, the payments are made to MAPA. Alternatively, we may initiate a legal proceeding against MAPA to attempt to nullify the penalties imposed.

On March 14, 2019, the Turkish Competition Authority, or the TCA, announced a decision regarding its investigation into Banvit and other producers for alleged anticompetitive practices in connection with chicken meat production in Turkey. The TCA imposed an administrative fine equivalent to R$22,507 thousand (TRY 30,518 thousand, translated to reais at the exchange rate of R$0.7375 as of September 30, 2019) against Banvit. The decision was confirmed on September 17, 2019, reaffirming that the alleged anticompetitive practices took place before the acquisition of Banvit’s control by us. Banvit anticipated the payment of the fine to benefit from a 25% discount, under the terms of the Turkish law. We were substantially reimbursed for the fine paid and for certain associated costs based on the insurance policy and contractual provisions for indemnity for losses relating to the period prior to the acquisition of Banvit by us under the terms of the share purchase and sale agreement entered into with the former controlling shareholders of Banvit. Banvit continues to discuss judicially the imposition of the penalty.

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

On August 1, 2022, we filed a confidential arbitration proceeding involving the offset of the purchase price paid by BRF in the acquisition of quotas of certain subsidiaries and the loss incurred by us arising from undisclosed defects in the formulation of the product during the negotiation of the Quota Purchase Agreement, or QPA. We retained the payment required under the QPA once we learned about the defects, and we requested a price adjustment to rebalance the obligations under the QPA. In case we are not successful, we may incur financial costs (i.e. interest and inflation adjustment, among others) related to the retention of the purchase price.

In March 2017, an administrative proceeding was filed by the National Consumer Secretariat (SENACON – Ministério da Justiça) in order to ascertain whether there were violations of consumer law by us, in view of the findings by the MAPA, in 2017, regarding excess of water in frozen chicken carcasses. In May 2017, we presented our preliminary defense, and in December 2020, we presented our final brief in our defense. In January 2021, the Secretariat ruled against us, finding that we breached consumer law, and it imposed a fine of approximately R$5.3 million. On February 8, 2021, we filed an administrative appeal, which is still pending review. In July 2021, we filed a petition expressing interest to execute a Consent Decree (Termo de Ajustamento de Conduta – TAC), in which we commit to pay a certain amount, with no admission of guilt or liability in that proceeding. On September 30, 2021, we filed a non-binding draft of a Consent Decree, along with a judicial decision given by the Federal Regional Court in Goiás in our favor against MAPA. On January 10, 2023, SENACON requested additional financial information from us before the administrative proceeding was filed. The Consent Decree is currently under review by SENACON, with its decision subject to judicial review.

Civil Inquiry - Public Prosecutor’s Office of the Brazilian State of Rio de Janeiro (Tax Benefits involving dairy factory in Barra do Piraí, in the Brazilian state of Rio de Janeiro)

The Public Prosecutor’s Office of the Brazilian state of Rio de Janeiro opened a civil inquiry to investigate alleged acts by the government by means of which tax benefits would have been irregularly granted to us and another competing company, through irregular electoral donations. The investigation is being conducted by the Public Prosecutor’s Office of the Brazilian state of Rio de Janeiro (Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF).

With respect to us, the inquiry is investigating the concession of tax benefits granted based on the future construction of a dairy factory by us in Barra do Piraí, in the Brazilian state of Rio de Janeiro. The city government of Barra do Piraí assigned the land for the facility, but based on an internal decision, we chose to terminate the project although the tax benefit had already been granted. The land and initial construction by us, amounting to R$26 million, were returned in 2014 to the city government free of charge.

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

Police Inquiry - Superintendence of the Federal Police of Rio de Janeiro (dairy factory in Barra do Piraí, in the Brazilian state of Rio de Janeiro)

On October 29, 2018, the Federal Police of Rio de Janeiro opened an investigation into possible illegal payments made by a third-party competitor of ours to the former governor of the Brazilian state of Rio de Janeiro, Sérgio Cabral, and another person. On January 6, 2020, an excerpt from a report issued by the Specialized Acting Group to Combat Tax Evasion and Illicit Acts against the Tax Order – GAESF within the Public Prosecutor’s Office of the Brazilian state of Rio de Janeiro became publicly available. Information in that document indicated that the inquiry is investigating benefits granted to the J&F Group, including a 400,000 m² land in Barra do Piraí, in the Brazilian state of Rio de Janeiro, where a factory of VIGOR (a company of J&F Group) was built. The report also mentions how the land was previously granted to us and later transferred by the government to VIGOR. In this context, a notice was sent to us on December 23, 2019 seeking our clarification on how the land in Barra do Piraí, in the Brazilian state of Rio de Janeiro was granted to us, returned to the city of Barra do Piraí, in the Brazilian state of Rio de Janeiro and then transferred by the city government to VIGOR (a company of J&F Group). In our response, filed on February 27, 2020, we provided all the requested clarifications to the authorities, but this motion was not analyzed yet. In addition, Joesley Mendonça Batista (of the J&F Group) has already testified to the Federal Police of Rio de Janeiro and filed another motion providing for additional explanations about the investigated facts. The investigation remains ongoing, with the most recent extension occurring on September 6, 2022.

Controladoria-Geral da União (CGU) Proceedings

In June 2018 and in May 2019, we learned of administrative proceedings commenced against us by the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, which were primarily related to alleged irregularities in connection with conduct that could represent harmful acts to the public administration under the Brazilian Anti-Corruption Law and other applicable laws, as described below in “Carne Fraca Operation”, “Trapaça Operation”, “Romanos Operation” and “Pasteur Operation”. The CGU is an internal control body of the Brazilian federal government responsible for carrying out activities related to the defense of public property and the increase of management transparency, through actions of public audit, correction, prevention and combat of corruption, among others.

On December 28, 2022, we entered the leniency agreement with CGU and the Attorney General’s Office (Advocacia Geral da União), or the Leniency Agreement, which will settle and extinguish all CGU administrative proceedings against BRF related to “Carne Fraca Operation”, “Trapaça Operation”, “Romanos Operation” and “Pasteur Operation”. CGU agreed not to file lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

Pursuant to the Leniency Agreement, BRF has undertaken the following commitments: (a) to remediate the identified practices and adopt measures to prevent that such practices happen again; (b) to pay the total amount of approximately R$584 million; and (c) to continuously improve its integrity program with the support and monitoring of the CGU.

The Leniency Agreement is the result of an extensive and detailed internal investigation, conducted beginning in 2018, carried out by us with the support of external independent advisors, to identify past practices of our employees. It is also the result of the cooperation established in mid-2018 between BRF and the Brazilian and United States authorities, which process was disclosed to the market from the outset. The internal investigation resulted in a series of administrative measures, including the dismissal of former employees involved in the identified illegal practices, improvement of our corporate governance and integrity system, voluntary cooperation with Brazilian and foreign authorities and, ultimately, the negotiation of the Leniency Agreement.

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

On April 20, 2017, based on the Brazilian Federal Police investigation, Brazilian federal prosecutors filed several charges against two of our former employees (one of our regional manufacturing officers and one of our corporate affairs managers). On January 22, 2018, the Attorney General’s Office of the Third District of the Brazilian state of Goiás filed a criminal complaint against the industrial manager of our Mineiros plant at the time of the events subject to investigation in the Carne Fraca Operation, and against the former head of quality control at our Mineiros plant. Both were charged for allegedly committing crimes against consumers, as provided in article 7, item II of Law 8,137/90. The complaint does not contain any allegations of corruption.

We informed certain regulators and governmental entities of the Carne Fraca Operation, including the SEC and the U.S. Department of Justice (DOJ). On February 25, 2021, we were informed by the SEC that it had concluded its investigations with respect to the Carne Fraca Operation, and based on the information reviewed, the SEC Division of Enforcement did not recommend any enforcement action against us. On May 5, 2021, we were informed by the DOJ of the conclusion of its investigations against us pursuant to the Carne Fraca Operation and Trapaça Operation (described below), based on the information it had received until that date. No enforcements or remedies were imposed against us. We continue to cooperate with all applicable authorities.

Our Audit and Integrity Committee initiated an investigation with respect to the allegations and related conduct involving our employees in the Carne Fraca Operation. The effects of the Carne Fraca Operation had operational consequences for us, which are disclosed together with the Trapaça Operation below.

The outcome of the Carne Fraca Operation was memorialized by the Leniency Agreement. With respect to the “Carne Fraca Operation”, CGU agreed not to file future lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.”

Trapaça Operation

On March 5, 2018, we learned of a decision issued by the 1st Federal Court of Ponta Grossa in the Brazilian state of Paraná, which authorized the search and seizure of information and documents from us and certain current and former employees and the temporary detention of certain individuals, in what media reports have identified as the “Trapaça Operation.”

We informed certain regulators and governmental entities of the Trapaça Operation, including the SEC and the DOJ. On February 25, 2021, we were informed by the SEC that it had concluded its investigations with respect to the Trapaça Operation, and based on the information reviewed, the SEC Division of Enforcement did not recommend any enforcement action against us. On May 6, 2021, we were also informed by the DOJ that it also had concluded its investigations and did not recommend enforcement action against us or our executives. We continue to cooperate with all applicable authorities.

Our Audit and Integrity Committee initiated an investigation with respect to the allegations and related conduct involving our employees in the Trapaça Operation.

The outcome of the Trapaça Operation was memorialized by the Leniency Agreement. With respect to the Trapaça Operation, CGU agreed not to file future lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

See “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry— Health and food safety risks related to our business and the food industry could adversely affect our production and shipping processes as well as our ability to sell our products.” and “Item 3.—D. Risk Factors— Risks Relating to Our Business and Industry— We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition.”

Romanos Operation

On October 1, 2019, we became aware of a decision held by a federal judge of the 1st Federal Court of Ponta Grossa in the in the Brazilian state of Paraná, which authorized a search and seizure operation of information and documents to be carried out against federal inspectors from MAPA in several of our production locations. A limited number of inspectors were still located in our production units. None of our employees were involved in this search and seizure operation and neither we nor our employees are a party to such operation and investigation. On July, 27, 2021, the court overturned the federal judge’s decision made on October 1, 2019 and the proceeding relating to the search and seizure operation was filed and dismissed on August 17, 2021.

The outcome of the Romanos Operation was established through the Leniency Agreement entered between BRF and CGU, as described above.

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

On July 4, 2022, the court denied the motion for summary judgment, and the lawsuit will move forward to trial. Although we are not a party in this case, we continue to monitor related developments.

The outcome of the Pasteur Operation was established through the Leniency Agreement entered between BRF and CGU, as described above.

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

Brazilian Investor Arbitrations

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to a drop in our share price. In September 2020, the Chairman of Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single proceeding. In November 2022, the arbitral tribunal was convened, and in December 2022, we formally commenced the arbitration proceeding. We are currently awaiting the next steps of the arbitration to be decided and because this arbitration is in its initial stage, we believe the possible loss or range of losses, if any, arising from this arbitration cannot be estimated. In the event that this proceeding is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome or settlement would not have a material impact on us.

COVID-19 Arbitration

We initiated an arbitration procedure before the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, or CAM-CCBC, in order to solve a dispute against our insurers regarding the coverage of damages caused by the events inflicted in the context of the ongoing COVID-19 global pandemic. The accurate amount of losses will be precisely calculated further on in the subsequent phase of the proceedings, after the prejudgment process. On December 17, 2021, we submitted our statement of claim. The proceedings are still in their early stages. In 2022, the specified period for presentation of evidence ended, and a hearing took place from December 12 to 14, 2022. Following this stage, the parties will present their final arguments and await the final decision.

Other

Requests for information by the CVM with respect to transactions with our common shares

In October 2021, we received a letter from the CVM inquiring as to whether we or any of the members of our management, employees or agents had been informed about Marfrig’s intention to acquire our common shares in the market, prior to the press release issued on May 21, 2021, announcing the acquisition, by Marfrig Global Foods S.A., of an equity interest equivalent to approximately 24.23% of our capital stock (the “Press Release”). In November 2021, the CVM requested, from one of the members of our management, information about transactions carried out with our common shares before the Press

Release was issued. The letters from the CVM were timely answered, and there have been no new communications from the CVM on the matter as of the date of this annual report. We cannot assure that the CVM will not send additional communications or take any other action in connection with the matter.

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

During the years ended December 31, 2022, 2021 and 2020, no dividends and interest on shareholders’ equity were paid to holders of our common shares.

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

Disclosure pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Securities Exchange Act of 1934 requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including certain transactions or dealings with persons or entities who meet the definition of Government of Iran pursuant to 31 C.F.R. § 560.304. In 2022, we shipped 335 tons of whole chicken to the UAE in continuation of an existing supply contract with a UAE company, which the UAE company subsequently shipped to a consignee/distributor in Iran. This shipment was part of the supply of 4,041 tons of whole chicken which was expected to continue pursuant to the terms of that contract until the aforementioned volume was reached. This limited business was conducted by a non-U.S. affiliate of our company. The gross revenues from these sales amounted to US$533,063, representing less than 0.006% of our global revenue for the year ended December 31, 2022. Sales are expected to continue under the same terms abovementioned. Prior to these sales, we obtained halal certification for the products, which required inspection by the World Halal Center EIRELI atour facilities in Brazil and subsequent certification by the Iranian Veterinarian Association (IVO) (affiliated with Iran’s Ministry of Agriculture), to certify that products are produced as per Halal practices. We received no revenue (and therefore no profit) from the regulatory inspection and approval process.

In addition to Section 13(r) of the Exchange Act, U.S. law generally restricts dealings by persons subject to U.S. jurisdiction with certain countries or territories that are the target of comprehensive sanctions, currently Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. We do business, via non-U.S. entities (which are not owned or controlled by U.S. entities), in certain of these jurisdictions. While we believe any such dealings comply in all material respects with all applicable U.S. sanctions, such laws are complex and continue to evolve rapidly.

B.	Significant Changes

None.

Item 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. As of April 14, 2023, there are 1,078,116,849 common shares without par value issued and outstanding (excluding 4,356,397 common shares held in treasury), and 156,050,434 ADRs outstanding, representing 14.42% of our outstanding common shares.

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

General

We are a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters are located in Itajaí, in the in the Brazilian state of Santa Catarina. We are duly registered with the Junta Comercial do Estado de Santa Catarina under NIRE 42.300.034.240 and with the CVM under No. 01629-2.

As of the date of this annual report, our paid-in capital was R$13,053,417,953.36, which is composed of 1,082,473,246 book-entry common shares without par value. The Board is authorized to increase our capital stock up to 1,325,000,000 common shares.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

•	the manufacture, sale, in the retail and wholesale sector, and transaction of business relating to food in general, particularly animal protein by-products and food items that use the cold chain for support and distribution;
•	the manufacture and sale of animal feed, nutrients and food supplements for animals;
•	the provision of food services in general;
•	the manufacture, refining and sale of vegetable oils, fats and dairy products;
•	the production, conservation, storage, silage and sale of grains, their derivatives and by-products;

•	the sale on the retail and wholesale market of consumer and production goods, including equipment and vehicles for the development of its logistical activity;
•	the export and import of production and consumer goods;
•	the provision of services of transport, logistics and distribution of freight and food in general;
•	holding equity stakes in other companies, with the aim of achieving the corporate purposes to the fullest extent;
•	the participation in any projects needed for the operation of our business;
•	the manufacture on its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;
•	the manufacture and commercialization of organic chemical products derived from animal slaughter;
•	the manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter;
•	intermediation and agency of services and business in general, except real estate; and
•	rendering of administrative services to third parties.

We may further engage directly, or indirectly through other companies, in any support activities for the core business described above, such as:

•	administrative, technical or operational support activities, aimed at creating conditions to improve our core business;
•	transport services, in general;
•	product storage and stocking services and other related ancillary services;
•	activities to promote and replace our products in the retail market and at points of sale exposed to the final consumer, including the support needed by clients to allow the packaging and visualization of the products;
•	services for receiving and allocating raw materials to be used in production;
•	the provision of machine and vehicle repair, maintenance and overhaul services;
•	the promotion of the growth of agribusiness in Brazil through programs, technical assistance and supply;
•	the manufacture, development and sale of packaging products of any kind;
•	the processing and raising of livestock in general;

•	the sale of commodities in general;
•	research and development of techniques for the production and improvement of our genetic matrixes;
•	the activities of reforestation, extraction, manufacturing and sale of timber;
•	the sale of mobile assets, real estate, including machines, equipment and vehicles, fixed assets, to meet the activities within our corporate purpose; and
•	services to supply fuel for our own fleet or outsourced service providers, particularly freight, transport, logistics and distribution.

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

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in the city of Itajaí, in the Brazilian state of Santa Catarina. Brazilian Corporate Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the same city in which our head office is located and the relevant notice includes a clear indication of the place where the meeting will occur. Additionally, CVM Resolution No. 81 of March 29, 2022, as amended, permits our shareholders’ meeting to be held under a total or partial digital format.

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

Pursuant to our bylaws, to ensure the efficiency of the works during our shareholders’ meetings shareholders attending a shareholders’ meeting are required to deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third-party) or an extract evidencing the holding of registered shares. Notwithstanding the above and in accordance with Brazilian Corporate Law and our bylaws, shareholders who are able to make proof of their status as our shareholders may participate and vote at our shareholders’ meeting.

In addition, shareholders may vote by sending the distance voting form or by public request for proxy made available by us, duly filled and signed directly to us at Av. Das Nações Unidas, No. 14401, 22nd to 25th Floor, Jequitibá Tower, Chácara Santo Antônio, 04730-090, São Paulo – SP – Brazil, to the attention of the Corporate Legal Department and Investor Relations Department, with copies of the following documents:

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

For further information, see “Item 6. Directors and Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

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

Audit and Integrity Committee

At our shareholders’ meeting held on April 3, 2014, our shareholders approved the establishment of a permanent audit and integrity committee. Our bylaws provide that the permanent audit and integrity committee shall be comprised of a minimum of three and a maximum of five members, provided that: (i) the majority of the members shall be independent; (ii) at least one of the independent members of the board of directors shall be a member of the audit and integrity committee; (iii) at least one of the audit and integrity committee members shall not be a member of the board of directors; and (iv) none of them can be an officer. The audit and integrity committee are designed to comply with CVM Resolution No. 23, of February 25, 2021, as amended, and to allow us to rely on the exemption from the audit committee requirements of the SEC contained in paragraph (c)(3) of Rule 10A-3 under the Exchange Act. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Legal Reserve

Under Brazilian Corporate Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to the established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve may only be used to increase share capital or to absorb losses but are not available for distribution. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2022, we did not have a legal reserve.

Unrealized Profit Reserve

Under Brazilian Corporate Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. Brazilian Corporate Law defines realized net profits as the amount by which net profits exceed the sum of: (i) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting; and (ii) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. As of December 31, 2022, we did not have an unrealized profits reserve.

Contingency Reserve

Under Brazilian Corporate Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. As of December 31, 2022, we did not have a contingency reserve.

Bylaw Reserves

Under Brazilian Corporate Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•	Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2022, we did not have increases in capital reserve.
•	Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to ensure investment in fixed assets or the increase in our working capital. As of December 31, 2022, we did not have an expansion reserve.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain the portion of net profits arising from government donations or subsidies for investment and allocate them to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. As of December 31, 2022, we did not have a reserve for tax incentives.

Retained Earnings Reserves

Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. As of December 31, 2022, we did not have a retained earnings reserve.

Capital Reserves

Under Brazilian Corporate Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of subscription warrants. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. As of December 31, 2022, we had a capital reserve of R$2,338,476 thousand.

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

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information, among others:

•	financial statements prepared in accordance with IFRS and related management, fiscal council, audit and integrity committee and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM). Due to subsequent events, the consolidated financial statements included herein differ from those filed with the CVM, as detailed in note 1.7 to our consolidated financial statements;
•	notices of our annual shareholders’ meeting on the date of its publication;
•	a summary of the decisions taken at the annual general shareholders’ meeting on the day the meeting is held;
•	a copy of the minutes of the annual shareholders’ meeting within seven business days of its occurrence;
•	report on good governance practices, pursuant to the Brazilian Code of Corporate Governance for Publicly Listed Companies (Código Brasileiro de Governança Corporativa - Companhias Abertas);
•	Formulário de Referência – a report on a standard form containing annual corporate, business, and selected financial information, five months from the end of our fiscal year; and we must update this document in accordance with Resolutions 80 and 81 of the CVM, as amended;
•	Informações Trimestrais – ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information, among others:

•	a notice of any extraordinary shareholders’ meeting on the same date it is published;
•	a summary of the decisions taken at any extraordinary shareholders’ meetings on the day the meeting is held;
•	minutes of any extraordinary shareholders’ meeting within seven business days of the date the meeting occurred;
•	minutes of board of directors’ meetings, whenever its decisions are to be effective in relation to third parties;
•	a copy of any shareholders’ agreement within seven business days it is filed with us;
•	any press release giving notice of material facts, on the same date it is published in the press;
•	information on any filing for plan of reorganization, as well as a copy of any judicial decision on such request, on the same date it is filed and, on the date, we take notice of the judicial decision, respectively;
•	request for bankruptcy, on the same day that we become aware of such requests; and
•	a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we become aware of it.

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

As a Novo Mercado company, we must observe the following additional disclosure requirements, among others:

•	we must publish the internal rules of our board of directors and its advisory committees, and of the fiscal council;
•	we must inform the market that an officer or a director has resigned or has been removed;
•	we must publish statements of material facts, information on earnings and press releases of our results in English;
•	we must make a public presentation on our quarterly results and on our financial statements within five days of their publishing; and

•	we must make a calendar available up to December 10th each year with the dates of the following events: (i) publishing of our financial statements and our standardized financial statements (DFP); (ii) publishing of our quarterly information (ITR); (iii) ordinary general shareholders’ meeting; and (iv) filing of our Formulário de Referência (FR).

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

Agreements within Our Group

According to CVM Resolution No. 80, as amended, we must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, in the explanatory notes.

The information disclosed should include a description of the purpose of the material contract, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution No. 4,373 and CVM Resolution No. 13, of November 18, 2020, as amended.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2022, and we do not expect to be a PFIC for 2023, although we can provide no assurances in this regard. The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If you are a U.S. holder and we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

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

Investor Relations Department BRF S.A.

Avenida das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre A2

04794-000 – São Paulo – SP – Brazil

Telephone: +55 11 2322-5377

E-mail: acoesri@brf.com

I.	Subsidiary Information

See note 1.1 to our consolidated financial statements for a description of our subsidiaries.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economy, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the CDI rate, the IPCA index and the LIBOR. We also have indebtedness denominated in reais and U.S. dollars that bear interest at fixed rates. With respect to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market. Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2022. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2024	2025	2026	2027	Thereafter	Fair value
Assets - Short/Long-term		8,549.2	101.2	27.5	-	-	0.0	8,677.9
Fixed rate		3,455.1	11.8	-	-	-	-	3,466.8
In U.S. dollars	4.92%	2,481.7	11.8	-	-	-	-	2.493,5
In U.S. dollars	Overnight rate	947.0	-	-	-	-	-	947.0
Other currencies	13.03%	26.3	-	-	-	-	-	26.3
Variable rate		4,172.6	62.2	27.5	-	-	-	4,262.3
In Reais	96,62% of CDI	3,808.0	62.2	27.5	-	-	-	3,897.7
In Reais	100,00% of SELIC	364.5	-	-	-	-	-	364.5
Floating rate		3.5	15.5	-	-	-	-	19.0
In Reais	Floating rate	3.5	15.5	-	-	-	-	19.0
MTM		-	11.8	-	-	-	-	11.8
Other currencies	-	-	11.8	-	-	-	-	11.8
Without rate		918.1	0.0	-	-	-	0.0	918.1
In Reais	-	154.4	0.0	-	-	-	0.0	154.4
In Euros	-	93.3	-	-	-	-	-	93.3
Other currencies	-	670.4	-	-	-	-	-	670.4
Liabilities - Short/Long-term		(3,876.0)	(1,516.5)	-	(3,346.1)	(3,063.2)	(11,707.7)	(23,509.5)
Fixed rate		(2,228.1)	(1,516.5)	-	(2,586.0)	(40.5)	(6,452.2)	(12,823.2)
In U.S. dollar	4.91%	(1,347.6)	(1,516.5)	-	(2,586.0)	-	(6,452.2)	(11,902.3)
In Euros	0.00%	-	-	-	-	-	-	-
In Reais	10.64%	(406.9)	-	-	-	-	-	(406.9)
In Turkish Lira	16.83%	(473.6)	-	-	-	(40.5)	-	(514.0)
Variable rate		(1.647.9)	-	-	(760.1)	(3,022.8)	(5,255.5)	(10,686.2)
In Reais		(423.1)	-	-	(267.7)	(2,271.3)	(1,664.4)	(4,626.5)
In Reais		(1,091.9)	-	-	(492.4)	(751.5)	(3,591.1)	(5,926.9)
In Reais	0.00%	-	-	-	-	-	-	-
In U.S. dollar	LIBOR6M+4.20%	(132.9)	-	-	-	-	-	(132.9)
Nets		4,673.2	(1,415.3)	27.5	(3,346.1)	(3,063.2)	(11,707.7)	(14,831.6)

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2022. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2024	2025	2026	2027	Thereafter	Fair value
U.S. dollar instruments	1.948,2	(1.504,7)	-	(2.586,0)	-	(6,452.2)	(8,594.7)
Assets	3,428.7	11.8	-	-	-	-	3,440.5
Short/Long-term investments	2,481.7	11.8	-	-	-	-	2,493.5
Average annual interest rate	4.83%	0.00%	0.00%	0.00%	0.00%	0.00%	4.81%
Liabilities	(1,480.5)	(1,516.5)	-	(2,586.0)	-	(6,452.2)	(12,035.2)
Short/Long-term debt	(1,480.5)	(1,516.5)	-	(2,586.0)	-	(6,452.2)	(12,035.2)
Average annual interest rate	4.44%	4.83%	0.00%	4.38%	0.00%	5.44%	5.01%
Euro instruments	93.3	-	-	-	-	-	93.3
Assets	93.3	-	-	-	-	-	93.3
Short/Long-term investments	93.3	-	-	-	-	-	93.3
Average annual interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Liabilities	-	-	-	-	-	-	-
Short/Long-term debt	-	-	-	-	-	-	-
Average annual interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Currencies instruments	219.5	379.1	-	-	(40.5)	-	558.2
Assets	693.0	379.1	-	-	-	-	1,072.2
Short/Long-term investments	693.0	379.1	-	-	-	-	1,072.2
Average annual interest rate	0.48%	0.25%	0.00%	0.00%	0.00%	0.00%	0.40%
Liabilities	(473.6)	-	-	-	(40.5)	-	(514.0)
Short/Long-term debt	(473.6)	-	-	-	(40.5)	-	(514.0)
Average annual interest rate	15.77%	0.00%	0.00%	0.00%	0.00%	0.00%	14.53%

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

Exchange/Interest rate derivatives	Short Term	2024	2025	2026	2027	Thereafter	Fair value
Total Notional	6,519.6	324.2	-	-	-	-	(214.1)
Cross currency swaps:	492.8	295.4	-	-	-	-	(271.5)
Receive US Dollar Pay Real
Notional amount	258.8	-	-	-	-	-	(186.9)
Average interest received in US Dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in CDI+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	5.82	-	-	-	-	-	5.8
Average interest received in US Dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in Real	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	0.39	-	-	-	-	-	0.17
Non-deliverable forward:	3,433.9	28.8	-	-	-	-	46.3
Receive Reais Pay US Dollar
Notional amount	2,193.6	28.8	-	-	-	-	37.4
Average interest received in reais	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in US dollar	17.62%	6.62%	0.00%	0.00%	0.00%	0.00%	17.48%
Duration	0.2	1.2	-	-	-	-	0.2
Receive Reais Pay Euros
Notional amount	495.0	-	-	-	-	-	(2.1)
Average interest received in reais	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	11.52%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	0.2	-	-	-	-	-	0.2
Receive US Dollar Pay Euros
Notional amount	-	-	-	-	-	-	-
Average interest received in US dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	-	-	-	-	-	-	-
Receive Yen Pay Euros
Notional amount	-	-	-	-	-	-	-
Average interest received in yen	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	-	-	-	-	-	-	-
Receive Turkish Lira Pay US dollar
Notional amount	745.3	-	-	-	-	-	(0,2)
Average interest received in Turkish lira	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in USD	13.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	0.2	-	-	-	-	-	0.2
FX Options	2,111.9	-	-	-	-	-	7.1
Notional amount US dollar	2,111.9	-	-	-	-	-	7.1
Duration	0.2	-	-	-	-	-	0.2
FX Futures	480.9	-	-	-	-	-	3.9
Notional amount US dollar	480.9	-	-	-	-	-	3.9
Duration	0.1	-	-	-	-	-	0.1

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below. Further details are provided in note 24.4.2 to our consolidated financial statements.

	As of December 31,
	2022	2021
	(in thousands of R$)
Cash and cash equivalents	3,691,668	2,064,631
Trade accounts receivable	6,013,713	6,377,104
Trade accounts payable	(1,484,810)	(1,221,354)
Loans and borrowings	(12,241,309)	(16,726,412)
Other assets and liabilities, net	35,371	49,732
Exposure of assets and liabilities in foreign currencies	(3,985,367)	(9,456,299)
Derivative financial instruments (hedge) (1)	3,721,930	8,454,971
Foreign exchange exposure	(263,437)	(1,001,328)

(1)       Swaps, foreign currency futures and non-deliverable forwards not designated as hedge accounting instruments, which impact our financial results.

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers six scenarios in the next twelve months for the variations in exchange rates between the real and the U.S. dollar, the real and the euro, the real and the Japanese yen, the real and the Turkish lyra and the real and the Angolan kwanza. We have adopted what we believe is the most likely scenario shown in the table (the Base scenario). The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

				Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266
Monetary Assets and Liabilities		2,088,710	1,044,355	417,742	(417,742)	(1,044,355)	(2,088,710)
Derivative Instruments - Not designated		(1,720,265)	(860,133)	(344,053)	344,053	860,133	1,720,265
Net effect		368,445	184,222	73,689	(73,689)	(184,222)	(368,445)
EUR	5.5694	2.7847	4.1771	5.0125	6.1263	6.9618	8.3541
Monetary Assets and Liabilities		266,776	133,388	53,355	(53,355)	(133,388)	(266,776)
Derivative Instruments - Not designated		(254,054)	(122,527)	(49,011)	49,011	122,527	245,054
Net effect		21,722	10,861	4,344	(4,344)	(10,861)	(21,722)
Japanese Yen	0.0396	0.0198	0.0297	0.0356	0.0435	0.0495	0.0594
Monetary Assets and Liabilities		1,634	817	327	(327)	(817)	(1,634)
Net effect		1,634	817	327	(327)	(817)	(1,634)
Turkish Lira	0.2788	0.1394	0.2091	0.2509	0.3067	0.3485	0.4182
Monetary Assets and Liabilities		(211,822)	(105,911)	(42,364)	42,364	105,911	211,822
Derivative Instruments - Not designated		104,354	52,177	20,871	(20,871)	(52,177)	(104,354)
Net effect		(107,468)	(53,734)	(21,493)	21,493	53,734	107,468
Angolan Kwanza	0.0104	0.0052	0.0078	0.0093	0.0114	0.0130	0.0156
Monetary Assets and Liabilities		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862
Net effect		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862
CLP	0.0061	0.0031	0.0046	0.0055	0.0067	0.0077	0.0092
Monetary Assets and Liabilities		(128,060)	(64,030)	(25,162)	25,612	64,030	128,060
Net effect		(128,060)	(64,030)	(25,162)	25,612	64,030	128,060

				Scenario
Exchange rate – Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266
Revenue in USD		(1,293,990)	(646,995)	(258,798)	258,798	646,995	1,293,990
NDF		772,220	386,110	154,444	(154,444)	(386,110)	(772,220)
Collar		511,095	250,210	93,679	(34,277)	(179,827)	(440,712)
Net effect		(10,675)	(10,675)	(10,675)	70,077	81,058	81,058

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

Our risk policy provides guidelines to hedging against increases in the price of corn and soy meal. We use derivative instruments such as corn futures in addition to inventory management for this purpose.

The table below presents the notional amounts of our derivative financial instruments under which we have exposure to corn prices:

Exchange/Interest rate derivatives	Short Term	2024	2025	2026	2027	Thereafter	Fair value
Commodities Futures	3,226.5	(5,409.0)	-	-	-	-	(2,182.6)
Receive Corn Pay U.S. dollar
Notional amount	(48,136.1)	(5,409.0)	-	-	-	-	(53,545.1)
Duration	0.6	1.2	-	-	-	-	0.6

Receive Soy Oil Pay U.S. dollar
Notional amount	19,795.0	-	-	-	-	-	19,795.0
Duration	0.5	-	-	-	-	-	0.5

Receive Corn Pay in reais
Notional amount	32,082.8	-	-	-	-	-	32,082.8
Duration	0.3	-	-	-	-	-	0.3

Receive Soy Oil Pay U.S. dollar
Notional amount	405.3	-	-	-	-	-	405.3
Duration	0.2	-	-	-	-	-	0.2

Receive U.S. dollar Pay Soy
Notional amount	-	-	-	-	-	-	-
Duration	-	-	-	-	-	-	-

Corn Futures
Notional amount (Ton/USD)	(920.5)	-	-	-	-	-	(920.5)
Duration	0.3	-	-	-	-	-	0.1

The table below presents a sensitivity analysis relating to our commodity price risk that considers six scenarios in the next twelve months for the variations in corn, soybean meal and soybean prices.

	Scenario
Operating results - Commodities	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soybean Meal - CBOT - USD/Ton	514	257	385	462	565	642	771
Cost of Sales		31,589	15,795	6,318	(6,318)	(15,795)	(31,589)
Collar		(13,454)	(4,519)	(576)	1,860	7,243	16,214
NDF		(13,648)	(6,824)	(2,730)	2,730	6,824	13,648
Net effect		4,487	4,452	3,012	(1,728)	(1,728)	(1,727)

Soybean Oil - CBOT - USD/Ton	1,397	698	1,048	1,257	1,537	1,746	2,095
Cost of Sales		17,112	8,556	3,422	(3,422)	(8,556)	(17,112)
Collar		(6,802)	(3,296)	(1,174)	1,168	3,311	6,817
NDF		(10,100)	(5,050)	(2,020)	2,020	5,050	10,100
Net effect		210	210	228	(234)	(195)	(195)

Corn - CBOT - USD/Ton	260	130	195	234	285	324	389
Cost of Sales		(4,447)	(2,223)	(889)	889	2,223	4,447
Collar		(142,169)	(62,790)	(15,926)	10,338	57,544	136,924
NDF		27,258	13,629	5,452	(5,452)	(13,629)	(27,258)
Net effect		(119,358)	(51,384)	(11,363)	5,775	46,138	114,113

Corn - B3 - BRL/Ton	1,517	759	1,138	1,366	1,669	1,897	2,276
Cost of Sales		(21,876)	(10,938)	(4,375)	4,375	10,938	21,876
Collar		(122,349)	(55,057)	(14,682)	7,402	47,444	114,736
Future		151,686	75,843	30,337	(30,337)	(75,843)	(151,686)
Net effect		7,461	9,848	11,280	(18,560)	(17,461)	(15,074)

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

For the year ended December 31, 2022, pursuant to a letter agreement between us and The Bank of New York Mellon, they reimbursed us for fees, expenses and related taxes in the gross amount of US$7,987,471.79 or net amount of US$6,979,784.32.

A form of the Deposit Agreement is filed as Exhibit 2.02 to this annual report. We encourage you to review this document carefully if you are a holder of ADRs.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.	Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2022.

Item 16.	[RESERVED]
item 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Augusto Marques da Cruz Filho, a member of our Audit and Integrity Committee, is an “audit committee financial expert,” as such term is defined in the SEC rules. Mr. Augusto Marques da Cruz Filho is independent, as such term is defined in the Novo Mercado listing rules. We have determined that Mr. Augusto Marques da Cruz Filho is independent under the standards of the NYSE listing rules and Rule 10A-3 under the Exchange Act that would apply if we were not relying on the exemption provided in paragraph (c)(3) of Rule 10A-3, as described in “Item 16D. Exemptions from the Listing Standards for Audit Committees.” See “Item 6. – A. Directors, Senior Management and Employees—C. Board Practices” for information regarding the experience of Mr. Augusto Marques da Cruz Filho.

item 16b	CODE OF ETHICS

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

Our code of conduct and ethics, called the “Transparency Guide,” as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website at https://www.brf-global.com/wp-content/uploads/2023/04/manual-transparencia-2023.pdf. Information on our website is not incorporated by reference in this annual report. Copies of our “Code of Ethics and Conduct” are also available without charge upon request to our Investor Relations Office.

item 16c	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by the independent auditors responsible for auditing the financial statements included in the annual report, which was KPMG Auditores Independentes Ltda. for the fiscal years ended December 31, 2022 and 2021. No payments of consultancy fees were made to the independent auditors during 2022 and 2021. The hiring of our auditors for consultancy services is subject to the approval of our Board of Directors and Audit and Integrity Committee and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by KPMG Auditores Independentes Ltda. for the years ended December 31, 2022 and 2021 were:

	Year Ended December 31,
	2022	2021
	(in thousands of reais)
Audit fees(1)	12,397	11,766
Audit-related fees(2)	222	1,427
Tax fees(3)	—	—
All other fees(3)	—	—
Total fees	12,618	13,193

(1)	Audit fees in the above table are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.
(2)	Audit-related fees in the above table for 2022 and 2021 refer to services related to debt offerings and to sustainability annual report and BACEN Turkey (new regulations).
(3)	There were no other fees in 2022 or 2021.

item 16d	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 26, 2020, our board of directors approved a share repurchase program for an aggregate amount of up to 7,500,000 common shares potentially to be repurchased during a one-year period ending on March 26, 2021. The program was concluded on May 22, 2020 and we acquired 4,836,000 of our common shares, representative of approximately 0.60% of our capital stock.

On September 30, 2021, our board of directors approved a share repurchase program for an aggregate amount of up to 3,696,858 common shares potentially to be repurchased during a one-year period ending on April 1, 2023. As of December 31, 2022, no shares have been repurchased through our share repurchase program. Any of the common shares acquired under the program may be held in treasury, cancelled or later resold, or they may be used to comply with the obligations assumed by us under the Stock Option Plan and the Restricted Stock Plan, which are further described under “Item 6. Directors, Senior Management and Employees—E. Share Ownership— Stock Options Plan, Performance Shares Plan and Restricted Stock Plan.”

item 16f	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 28, 2023 our Board of Directors approved the appointment of Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to act as our independent public accounting firm for the fiscal year ending December 31, 2023, and will dismiss KPMG Auditores Independentes Ltda. (“KPMG”), which is currently serving as the Company’s independent public accountants, upon completion of their audit of the consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022, and the issuance of their report thereon.

During the two fiscal years ended December 31, 2022, and the subsequent interim period through April 28, 2023, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022, and 2021, and the subsequent interim through April 28, 2023, neither BRF nor anyone acting on its behalf has consulted with Grant Thornton regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The audit reports of KPMG on the consolidated financial statements of BRF S.A. and subsidiaries as of and for the years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of this letter is filed as Exhibit 15.01 to this Form 20-F.

item 16g	CORPORATE GOVERNANCE

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

On December 28, 2022, we were included in the 18th B3 Corporate Sustainability Index – ISE portfolio. The index, pioneer in Latin America, is a tool for comparative analysis of the performance of the companies listed on the B3 from the standpoint of corporate sustainability, based on economic efficiency, environmental equilibrium, social justice and corporate governance. The new portfolio will remain valid from January 2, 2023, through December 29, 2023 and is comprised of 69 shares of B3 listed companies.

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

item 16h	MINE SAFETY DISCLOSURE

Not applicable.

item 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

Item 19.	EXHIBITS

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

The following are filed as exhibits hereto:

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary general shareholders' meeting held on April 12, 2023 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 12, 2023, SEC File No. 001-15148).
2.01	Description of Securities registered under Section 12 of the Exchange Act.
2.02	Form of Deposit Agreement among BRF S.A. (Perdigão S.A.), The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File No. 333-177676).
2.03	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File 333-177676).
4.01	Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 28, 2020, SEC File No. 001-15148).
4.02	Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2021 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on April 28, 2021, SEC File No. 001-15148).
4.03	Management Compensation Policy of the Registrant, approved at the ordinary meeting of the board of directors held on November 26, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on December 14, 2020, SEC File No. 001-15148).
8.01	Subsidiaries of the Registrant.
12.01	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.01	Letter from KPMG Auditores Independentes Ltda. addressed to the Securities and Exchange Comission, dated April 28, 2023, regarding the change in independent public accounting firm.
15.02	Consent of KPMG Auditores Independentes Ltda.
101	eXtensible Business Reporting Language (XBRL)

*	This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, BRF S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, in the state of São Paulo, Brazil, on April 28, 2023.

BRF S.A.

By: /s/Miguel de Souza Gularte

Name: Miguel de Souza Gularte

Title: Global Chief Executive Officer

By: /s/Fabio Luis Mendes Mariano

Name: Fabio Luis Mendes Mariano

Title: Chief Financial and Investor Relations Officer

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Parte, Chácara Santo Antônio,
CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone 55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
BRF S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BRF S.A. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

R-1

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

R-2

Recoverability of deferred tax assets - income tax and social contribution

As discussed in Notes 3.9 and 10 to the consolidated financial statements, the Company has deferred tax assets on income tax and social contribution of R$ 2,566,461 thousand as of December 31, 2022 relating to accumulated tax losses, negative basis of social contribution and temporary differences. Such balances are recognized to the extent that it is probable that future taxable income will be available and against which accumulated tax losses, negative basis of social contribution and temporary differences can be realized.

We identify the evaluation of recoverability of deferred tax assets as a critical audit matter. The evaluation of the recoverability of deferred tax assets involves a high degree of judgment to assess the significant assumptions that are reflected in the forecast of future taxable income. In addition, the level of uncertainty inherent to the significant assumptions, such as net sales and commodities costs, used in determining estimates of future taxable income, which, if changed, could have a significant impact on the Company’s evaluation of the recoverability of the deferred tax assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain controls related to the determination of assumptions and data used in the estimation of probable future taxable income. We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating significant assumptions used in estimation of future taxable income, comparing them with public available market data; and (ii) performing sensitivity analysis over the significant assumptions used to assess the impact on the Company’s forecast of the future taxable income.

Recoverable amount of cash-generating units

As discussed in Notes 3.13 and 14 to the consolidated financial statements, as of December 31, 2022 the Company had goodwill and other assets with an indefinite useful life of R$ 3,474,103 thousand and R$ 1,881,199 thousand, respectively. The Company tests for impairment on an annual basis by utilizing a discounted cash flow method to evaluate the recoverability of cash-generating units (CGUs) to which the assets are allocated.

We identified the evaluation of the recoverable amount of CGUs that include goodwill or other assets with an indefinite useful life as a critical audit matter. The evaluation of the recoverable amount of the CGUs involved a high degree of challenging auditor judgment to assess the significant assumptions used to estimate future cash flows, including those related to net sales and commodity costs, and the discount rates. Changes in those assumptions could have had a significant impact on the Company’s estimates of the recoverable amount of the CGUs.

R-3

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the CGU impairment tests, including controls related to the assumptions noted above. We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating the significant assumptions used in cash flow projections, such as estimated future net sales and commodity costs, by comparing them with historical results of the CGUs and with publicly available market data for peer companies, (ii) performing a sensitivity analysis over the discount rates to assess the impact on the Company’s determination of the recoverable amount of the CGUs, and (iii) evaluating the Company’s discount rates by comparing them to a range of discount rates independently-developed using publicly available data.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2017.

São Paulo, Brazil
April 28, 2023

R-4

Consolidated Financial Statements

Years ended December 31, 2022 and 2021

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-2

32. COMMITMENTS	76
33. INSURANCE COVERAGE	76
34. TRANSACTIONS THAT DO NOT INVOLVE CASH	76
35. EVENTS AFTER THE REPORTING PERIOD	77
36. APPROVAL OF THE FINANCIAL STATEMENTS	78

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	12.31.22	12.31.21
CURRENT ASSETS
Cash and cash equivalents	4	8,130,929	7,528,820
Marketable securities	5	418,373	346,855
Trade receivables	6	4,187,756	4,039,155
Notes receivable	6	27,351	68,001
Inventories	7	8,660,891	9,654,870
Biological assets	8	3,151,551	2,899,921
Recoverable taxes	9	1,229,272	976,133
Recoverable income taxes	9	173,596	71,762
Derivative financial instruments	24	120,865	134,551
Restricted cash		-	24,963
Prepaid expenses		109,716	227,354
Advances		187,342	173,325
Assets held for sale		21,909	16,628
Other current assets		84,795	80,785
Total current assets		26,504,346	26,243,123

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Marketable securities	5	406,402	447,413
Trade and other receivables	6	5,307	5,810
Notes receivable	6	11,092	29,168
Recoverable taxes	9	4,926,945	4,780,096
Recoverable income taxes	9	244,899	206,355
Deferred income taxes	10	2,566,461	2,941,270
Judicial deposits	11	450,676	550,319
Biological assets	8	1,649,133	1,414,482
Derivative financial instruments	24	10,283	10,804
Restricted cash		89,717	1
Other non-current assets		162,628	76,757
Total long-term receivables		10,523,543	10,462,475

Investments	12	101,064	7,113
Property, plant and equipment	13	14,290,884	13,040,862
Intangible assets	14	6,434,610	6,149,814

Total non-current assets		31,350,101	29,660,264
TOTAL ASSETS		57,854,447	55,903,387

LIABILITIES	Note	12.31.22	12.31.21
CURRENT LIABILITIES
Loans and borrowings	15	3,879,874	3,203,068
Trade accounts payable	16	12,735,628	11,701,996
Trade accounts payable – supply chain arrangement	17	1,393,137	2,237,975
Lease liability	18	676,864	471,956
Payroll, related charges and employee profit sharing		720,799	900,394
Taxes payable		522,846	454,038
Derivative financial instruments	24	82,468	327,443
Provision for tax, civil and labor risks	21	867,294	959,132
Employee benefits	20	64,367	54,354
Customer advances		75,832	136,182
Other current liabilities		1,278,830	778,751

Total current liabilities		22,297,939	21,225,289

NON-CURRENT LIABILITIES
Loans and borrowings	15	19,637,126	22,252,962
Trade accounts payable	16	7,459	12,628
Lease liability	18	2,368,070	2,007,290
Taxes payable		97,735	132,195
Provision for tax, civil and labor risks	21	548,243	558,500
Deferred income taxes	10	111,463	23,710
Employee benefits	20	456,945	498,231
Derivative financial instruments	24	174,699	41,861
Other non-current liabilities		331,899	325,098

Total non-current liabilities		23,733,639	25,852,475

EQUITY	22
Capital		12,835,915	12,460,471
Capital reserves		2,338,476	141,834
Other equity transactions		(77,825)	(67,531)
Accumulated losses		(2,363,073)	(2,132,230)
Treasury shares		(109,727)	(127,286)
Other comprehensive loss		(1,353,758)	(1,812,726)
Attributable to controlling shareholders		11,270,008	8,462,532
Non-controlling interests		552,861	363,091
Total equity		11,822,869	8,825,623
TOTAL LIABILITIES AND EQUITY		57,854,447	55,903,387

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-4

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	12.31.22	12.31.21 (1)	12.31.20 (1)
CONTINUING OPERATIONS
NET SALES	26	53,805,028	48,343,305	39,469,700
Cost of sales	29	(45,672,376)	(38,650,772)	(30,505,478)
GROSS PROFIT		8,132,652	9,692,533	8,964,222
OPERATING INCOME (EXPENSES)
Selling expenses	29	(7,067,148)	(6,058,250)	(5,301,321)
General and administrative expenses	29	(644,827)	(822,960)	(832,858)
Impairment loss on trade receivables	6	(12,772)	(12,799)	(12,137)
Other operating income (expenses), net	27	(545,270)	211,263	233,323
Income from associates and joint ventures	12	1,076	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(136,289)	3,009,787	3,051,229
Financial income		1,082,935	537,736	420,757
Financial expenses		(3,585,765)	(3,331,615)	(1,889,454)
Foreign exchange and monetary variations		(165,925)	(250,696)	(230,298)
FINANCIAL INCOME (EXPENSES), NET	28	(2,668,755)	(3,044,575)	(1,698,995)
INCOME (LOSS) BEFORE TAXES		(2,805,044)	(34,788)	1,352,234
Income taxes	10	(285,634)	552,102	172,763
INCOME (LOSS) FROM CONTINUING OPERATIONS	1.2	(3,090,678)	517,314	1,524,997

LOSS FROM DISCONTINUED OPERATIONS		(50,948)	(79,930)	-
INCOME (LOSS) FOR THE YEAR		(3,141,626)	437,384	1,524,997

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(3,115,455)	499,385	1,518,492
Non-controlling interest		24,777	17,929	6,505
INCOME (LOSS) FROM CONTINUING OPERATIONS		(3,090,678)	517,314	1,524,997

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(50,948)	(79,930)	-
Non-controlling interest		-	-	-
LOSS FROM DISCONTINUED OPERATIONS		(50,948)	(79,930)	-

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,052,606,000	807,709,278	807,406,368
Income (loss) per share - basic	23	(2.96)	0.62	1.88
Weighted average shares outstanding - diluted		1,052,606,000	807,709,278	807,464,700
Income (loss) per share - diluted	23	(2.96)	0.62	1.88

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,052,606,000	807,929,481	-
Loss per share - basic	23	(0.05)	(0.10)	-
Weighted average shares outstanding - diluted		1,052,606,000	807,929,481	-
Loss per share - diluted	23	(0.05)	(0.10)	-
(1)	The amounts of freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Note	12.31.22	12.31.21	12.31.20
Income (loss) for the year		(3,141,626)	437,384	1,524,997
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		96,523	(403,475)	(179,426)
Gain (loss) on net investment hedge		87,929	(96,555)	(277,856)
Cash flow hedges – effective portion of changes in fair value	24	49,292	(121,303)	1,294,639
Cash flow hedges – reclassified to profit or loss	24	226,290	(26,201)	(1,376,139)
Debt investments measured at FVTOCI (1) - changes in fair value	5	-	-	178
Items that are or may be reclassified subsequently to profit or loss		460,034	(647,534)	(538,604)
Equity investments measured at FVTOCI (1) - changes in fair value	5	-	26,030	2,384
Actuarial gains on pension and post-employment plans	20	44,725	130,671	7,121
Items that will not be reclassified to profit or loss		44,725	156,701	9,505
Comprehensive income (loss) for the year		(2,636,867)	(53,449)	995,898
Attributable to
Controlling shareholders		(2,691,426)	(52,127)	961,553
Non-controlling interest		54,559	(1,322)	34,345
Total comprehensive income (loss), net of taxes		(2,636,867)	(53,449)	995,898
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2019	12,460,471	141,834	51,011	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(4,131,913)	7,760,695	252,726	8,013,421
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(207,734)	-	-	-	-	(207,734)	28,308	(179,426)
Loss on net investment hedge	-	-	-	-	(277,856)	-	-	-	-	(277,856)	-	(277,856)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	2,562	-	-	-	2,562	-	2,562
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(81,500)	-	-	(81,500)	-	(81,500)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	7,589	-	7,589	(468)	7,121
Income for the year	-	-	-	-	-	-	-	-	1,518,492	1,518,492	6,505	1,524,997
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(485,590)	2,562	(81,500)	7,589	1,518,492	961,553	34,345	995,898
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(19,393)	19,393	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(4,458)	(4,458)
Share-based payments	-	-	180	20,371	-	-	-	-	-	20,551	-	20,551
Acquisition of non-controlling interests (3)	-	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Loss on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-		-	-	(33,046)	-		33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(9,297)	9,297	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests (4)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders (5)	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary Al-Wafi (note 1.1. of Consolidated Financial Statements as of December 31, 2020).
(4)	Acquisition of remaining participation in the subsidiary BRF Kuwait WLL (note 1.1.1. of Consolidated Financial Statements as of December 31, 2021).
(5)	Recognition in Other Equity Transactions of the difference between the amount of the put option liability held by non-controlling interests and the book value of the non-controlling interest in TBQ Foods GmbH in the amount of R$20,658, and recognition of the Non-controlling Interest on the net assets of TBQ Foods GmbH in the amount of R$294,661, (note 1.1.3. of Consolidated Financial Statements as of December 31, 2021).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-7

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Monetary correction by Hyperinflation	-	-	-	-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gain on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares (note 22.1)	500,000	4,900,000		-	-	-	-	-	5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 22.1)	(124,556)	-		-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-		-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve (note 22.3)	-	(2,703,358)		-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
(1)	All changes in other comprehensive income are presented net of taxes.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12.31.22	12.31.21	12.31.20
OPERATING ACTIVITIES
Income (loss) from continuing operations	(3,090,678)	517,314	1,524,997
Adjustments for:
Depreciation and amortization	1,777,703	1,715,863	1,517,402
Depreciation and depletion of biological assets	1,214,002	1,030,491	876,976
Result on disposal of property, plant and equipments and investment	3,985	(141,211)	40,220
Write-down of inventories to net realizable value	56,337	128,680	122,082
Provision for tax, civil and labor risks	341,038	116,144	319,237
Impairment	-	-	10,160
Income from investments under the equity method	(1,076)	-	-
Financial results, net	2,668,755	3,044,575	1,698,995
Tax recoveries and gains in tax lawsuits	(39,547)	(108,785)	(379,087)
Deferred income tax	208,060	(807,744)	(250,136)
Employee profit sharing	(10,190)	170,425	283,065
Other provisions (1)	554,460	2,793	61,185
Cash flow provided by operating activities before working capital	3,682,849	5,668,545	5,825,096
Trade accounts receivable	(144,597)	386,889	(481,192)
Inventories	712,913	(2,878,507)	(2,622,702)
Biological assets - current	(296,934)	(815,699)	(524,414)
Trade accounts payable	(523,200)	1,420,014	2,154,693
Supply chain finance	(843,467)	790,946	620,232
Cash generated by operating activities	2,587,564	4,572,188	4,971,713
Investments in securities at FVTPL (2)	(675,897)	(115,041)	-
Redemptions of securities at FVTPL (2)	679,990	145,053	102,172
Interest received	281,989	106,388	87,334
Payment of tax, civil and labor provisions	(292,385)	(399,252)	(269,820)
Derivative financial instruments	(1,191,475)	266,491	923,709
Payment of income taxes	-	-	(155)
Other operating assets and liabilities	486,598	(652,191)	24,216
Net cash provided by operating activities	1,876,384	3,923,636	5,839,169

INVESTING ACTIVITIES
Investments in securities at amortized cost	(289,021)	(4,060)	-
Redemptions of securities at amortized cost	290,132	166,112	-
Investments in securities at FVTOCI (3)	-	(12,866)	-
Redemptions of securities at FVTOCI (3)	-	86,059	26,352
Redemption of restricted cash	(2,074)	400	285,672
Additions to property, plant and equipment	(1,452,733)	(1,555,426)	(804,609)
Additions to biological assets - non-current	(1,387,669)	(1,239,746)	(1,006,222)
Proceeds from disposals of property, plant, equipments and investment	62,545	58,836	126,540
Additions to intangible assets	(228,734)	(179,632)	(96,181)
Business combination, net of cash	(158,348)	(985,639)	-
Sale of participation in subsidiaries with loss of control	-	132,951	38,546
Capital increase in affiliates	(92,885)	1,770	(1,087)
Net cash used in investing activities	(3,258,787)	(3,531,241)	(1,430,989)
Net cash used in investing activities from discontinued operations	-	(17,550)	-
Net cash used in investing activities	(3,258,787)	(3,548,791)	(1,430,989)

FINANCING ACTIVITIES
Proceeds from debt issuance	3,392,613	2,990,782	10,420,333
Repayment of debt	(3,984,422)	(1,395,347)	(10,247,359)
Payment of interest	(1,518,301)	(1,193,367)	(1,421,539)
Payment of interest derivatives - fair value hedge	(252,662)	(2,975)	-
Capital increase through issuance of shares (note 22.1)	5,275,444	-	-
Treasury shares acquisition	-	(27,721)	(106,070)
Acquisition of non-controlling interests	(7,288)	(238,421)	(100,390)
Payment of lease liabilities	(649,846)	(705,427)	(553,556)
Net cash provided by (used in) financing activities	2,255,538	(572,476)	(2,008,581)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(271,026)	149,826	939,241
Net increase (decrease) in cash and cash equivalents	602,109	(47,805)	3,338,840
Balance at the beginning of the year	7,528,820	7,576,625	4,237,785
Balance at the end of the year	8,130,929	7,528,820	7,576,625
(1)	Includes the amount of R$588,774 relating to the Leniency Agreement and other expenses related to investigations (note 1.3).
(2)	FVTPL: Fair Value Through Profit and Loss.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-9

1.	COMPANY’S OPERATIONS

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

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-10

1.1.    Equity interest

				% equity interest
Entity		Main activity	Country (1)	12.31.22	12.31.21
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods GmbH	(f)	Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE	(i)	Marketing and logistics services	UAE	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	99.99	99.99
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	0.01	0.01
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(h)	Import, export, industrialization and commercialization of products	UAE	100.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(g)	Import, commercialization and distribution of products	Hong Kong	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.	(e)	Holding	Brazil	-	100.00
Gewinner Participações Ltda.	(e)	Industrialization, distribution and sale of feed and nutrients for animals	Brazil	-	100.00
Paraguassu Participações S.A.	(e)	Holding	Brazil	-	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	1.00
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
BRF Investimentos Ltda.	(d)	Holding, management of companies and assets	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
BRF Investimentos Ltda.	(d)	Holding, management of companies and assets	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On February 11, 2022, the name of Sino dos Alpes Alimentos Ltda. was changed to BRF Investimentos Ltda.
(e)	On July 31, 2022, BRF Pet S.A. merged the holding companies Affinity Petcare Brasil Participações Ltda., Gewinner Participações Ltda. and Paraguassu Participações S.A. which held interests in the operating companies Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuidora Ltda. e Mogiana Alimentos S.A. Therefore, as of this date, BRF Pet holds all the shares of these companies.
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-11

(f)	As from September 28, 2022, BRF GMBH holds the entire capital stock of BRF Foods GMBH, with retroactive tax and accounting effects to January 1st, 2022.
(g)	On October 7, 2022, the subsidiary BRF Hong Kong LLC was dissolved.
(h)	On November 11, 2022, was acquired the remaining minority stake of Al-Wafi Food Products Factory LLC.
(i)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.    Discontinued Operations

In 2022, BRF S.A. and certain of its subsidiaries entered into an agreement with Tyson International Holding Co. and Tyson Foods, Inc., in connection with the sale of BRF’s operations in Europe and Thailand, closed on June 3, 2019. This agreement provides for the termination of certain disputes related to losses incurred by the disposed entities and terminates Tyson's license to use certain BRF trademarks. Additionally, certain tax claims related to the period prior to the sale of the operations were finalized. The settlement of such disputes resulted in the payment of the amount equivalent to R$50,948 (USD10,164) by BRF. These transactions resulted in an expense which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

1.3.    Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) issued letters notifying the closure of the investigation against BRF, with no imposition of any sanctions or penalties against the Company.

As a result of the independent investigations, on December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”), addressing issues related to investigations conducted by Brazilian government entities.

Through the Leniency Agreement, BRF assumed the following commitments: (a) to remediate the identified practices and to adopt preventive measures to prevent that such practices could happen again; (b) to pay the total amount of R$583,977, subject to the terms below; and (c) to continuously improve its integrity program with the support and monitoring of the CGU. This amount was recorded in Other Operating Expenses, and Other Current Liabilities.

As a result of the Agreement, the signatory authorities will terminate administrative proceedings filed against BRF, in addition to undertaking not to file lawsuits against the Company as regards to the matters covered by the agreement.

The amount mentioned above is to be paid by BRF to the Federal Government in 5 (five) annual installments, starting on June 30th, 2023, and may be paid (i) by offsetting the balance of tax losses carryforward and the negative basis of the contribution on profit (“CSLL”) in the determination of the income tax (“IRPJ”) and the (“CSLL”) up to the limit of 70% (seventy percent) of such amount; (ii) by offsetting against tax credits held by BRF against the Federal Government; (iii) by offsetting against credits contemplated in writs of payment (precatórios) held by BRF against the Federal Government; or (iv) in cash. BRF undertook to provide the Federal Government with a collateral in the form of a bank guarantee, deposit in an escrow account, collateral security, or insurance-guarantee, in an amount equivalent to one installment of the amount due.

In addition to the amount above, the other impacts observed as result of the referred investigations were recorded in Other Operating Expenses, and Other Current Liabilities, in the amount of R$4,797 for the year ended December 31, 2022 (R$9,003 for the year ended December 31, 2021) mostly related to expenditures with lawyers, legal advisors and consultants.

The Company, as from the negotiation phase of the Agreement until full compliance with obligations, undertook to make its best efforts to cooperate with the public authorities involved, and shall uphold its public commitment to pursue the process of continuous improvement of its corporate governance and compliance practices.

1.4.    Agreement with the Public Investment Fund

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-12

On October 24, 2022 the BRF GMBH, wholly-owned subsidiary of Company, has executed an agreement (“Agreement”) with Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (“PIF”) that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. The transaction is still subject to obtaining regulatory and internal approvals of parties.

The agreement provides for the incorporation of a legal entity in Saudi Arabia with an ownership of up to 70% by BRF and up to 30% by HPDC. The entity will operate in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The entity will have a combined investment of R$2,608,850 (USD500,000), of which (i) R$652,212 (USD125,000) will be contributed by BRF GmbH and by HPDC upon the incorporation of the entity; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by the parties. The agreement also foresees the creation of Halal Headquarters, a Halal Food Innovation Center and a Center of Excellence in Saudi Arabia.

1.5.    Business combinations

1.5.1.	Mogiana Group

On February 18, 2022, according to conditions established in the agreement, the Company, through its wholly-owned subsidiary BRF Pet, concluded the price adjustment of the consideration for the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”). After the price adjustment, in the amount of R$4,026, the fair value of the consideration transferred was R$477,408, of which R$371,746 were paid in cash, R$60,000 will be paid in the next 5 years and R$45,662 refers to contingent consideration. The amount payable is subject to interest.

Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized (note 14) from R$118,930 to R$114,904, which consists mainly of the synergies expected with the combination of the operations of BRF Pet, Mogiana Group and Hercosul Group strengthening the Company’s presence in the pet food sector. A summary of the final amounts of the business combination are presented below:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-13

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
Total	523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
Total	161,362

Net assets acquired	362,504

Fair value of consideration transferred	477,408

Goodwill	114,904
(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”).

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

The consolidated financial statements were prepared based on the recoverable historical cost, except of items held at fair value as described in note 3.3.

The Company prepared consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.    Changes in accounting practices

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-14

In order to improve the level of detail in the presentation of information in the financial statements, in the year ended December 31, 2022, the Company began to classify freight and port expenses in intra-group transactions, as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

To ensure comparability between the years presented, the comparative balances were reclassified as below:

			2021			2020
		Reclassification			Reclassification
	Previously presented	Freight and port expenses	Reclassified	Previously presented	Freight and port expenses	Reclassified	Corresponding Notes
Cost of sales	(38,177,609)	(473,163)	(38,650,772)	(30,133,769)	(371,709)	(30,505,478)	29
Operating Income (Expenses):
Selling expenses	(6,531,413)	473,163	(6,058,250)	(5,673,030)	371,709	(5,301,321)	29

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

3.3.    Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»	determination of the moment when control is transferred for revenue recognition (note 26);
»	determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements (note 18).

Main estimates:

»	determination of fair value of financial instruments due to significant unobservable inputs (note 24);
»	determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates (note 14);
»	determination of loss rate in the measurement of expected credit losses (notes 3.20.1 and 6);
»	determinations of fair value of biological assets due to significant unobservable inputs (note 8);
»	determination of the term on the analysis of recoverability of taxes (note 9 and 10);
»	reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);
»	actuarial assumptions on measurement of employee benefits liabilities (note 20);
»	assessment of the loss probability and liability measurement on provision for tax, civil and labor risks (note 21);

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

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-15

»	assets and liabilities are translated at the closing exchange rate;
»	income and expenses are translated at the monthly average rate;
»	the cumulative effects of gains or losses upon translation are recognized in Other Comprehensive Income, within equity.

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

3.5.    Hyperinflationary economies

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition date the closing date, so that the subsidiaries' financial information is presented at current value.

When an economy become hyperinflationary the cumulative adjustments related to prior periods are recorded in accumulated profit and losses in equity, considering that the Controlling entity is not in a hyperinflationary economy.

The translation of the balances of the subsidiary in hyperinflationary economy to the reporting currency was made at the closing rate of the reporting period for both financial position and income statement balances.

3.5.1.	Turkey

Levels of inflation in Turkey have been high in the recent years and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute. Based on this index and on qualitative analyses, the Company concluded that Turkey is considered a hyperinflationary economy, and, therefore, from the second quarter of 2022, the accounting practices described above were applied for the financial information of the Company’s subsidiary in Turkey.

The price index used for the year ended December 31, 2022 was 64%. In the Consolidated financial information for the year ended December 31, 2022, the inflation adjustment affected the Loss before financial results and income taxes in R$(188,251) and decreased the Financial Result in the amount of R$400,763 and the Loss from continuing operations in the amount of R$196,953.

The cumulative effects as of December 31, 2021 were recognized under Accumulated Losses, in the amount of R$351,453, whereas the effects for the year ended December 31, 2022 were recognized as Exchange and monetary variations, in the income (loss) for the year.

3.5.2.	Argentina

The inflation rates used in 2022 and 2021 were, respectively, 95.49% and 51.65%. In the Consolidated financial information for the year ended December 31, 2022, the inflation adjustment increased the Loss before financial results and income taxes in the amount of R$(227) (R$(474) for the year ended December 31, 2021), the Financial Result in the amount of R$(7,343) (R$(2,241) for the year ended December 31, 2021) and the Loss from continuing operations in the amount of R$(7,570) for the year ended December 31, 2021).

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

Business combinations with entities under common control are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction. In the substance assessment factors such as involvement of third parties, creation of a new company and a potential sale, change of control, among others are considered.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-16

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

3.7.    Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage and non-recoverable taxes, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

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

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted by the end of the reporting period.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.10.    Assets held for sale and discontinued operations

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-17

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

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.14.    Contingent assets

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-18

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

The Company recognizes the net defined benefit asset when:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-19

»	controls the resource and has the ability to use the surplus to generate future benefits;
»	the control is the result of past events;
»	future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»	date of changing the plan or significantly reducing the expected length of service;
»	date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

3.17.    Share based payments

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

3.18.    Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount expected to be paid is recognized by function in the statement of income (loss), according to the probability of the target´s achievement.

3.19.    Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

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

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-20

3.20.1.	Financial assets

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

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-21

3.20.3.	Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The rate used by the Company represents the average of Interbank Certificates of Deposit plus a spread representing the Company’s average credit rating. On December 31, 2022 this rate corresponds to 15.72% per year on December 31, 2022 (9.3% p.a. on December 31, 2021).

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

The Company does not have relationship designated for hedge accounting that involve operations indexed to the reference interest rates object from global reform, which includes the replacement of some interbank rates. Additionally, existing liabilities indexed to the reference interest rates (Libor) have contractual arrangements foreseeing the replacement for similar rates. Thus, no relevant impact is expected for the Company if such interest rates cease to exist or are replaced.

3.21.    Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 25).

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

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-22

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

3.24.    Earnings (loss) per share

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of ordinary shares outstanding during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of ordinary shares outstanding during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (restricted shares within the share-based payment plans).

3.25.    Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2022 year.

• Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies:

In February 2021, the IASB amended IAS 1 regarding the disclosure of "material" accounting policies by replacing "significant" accounting policies. The amendments define what is "material accounting policy information" and explain how to identify it. To support this amendment, the IASB also amended "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendment in question starts from January 1st, 2023.

•	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23):

In February 2021, the IASB issued amendments to IAS 8 (corresponding standard to CPC 23), which introduces the definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and error correction. In addition, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments will be effective for periods beginning on or after January 1st, 2023 and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period.

•	IAS 12 Income tax (CPC 32):

In May 2022, CVM has approved amendments to CPC32 which determines that entities must recognize deferred taxes on transactions that on initial recognition generate equal amounts of taxable and deductible temporary differences, exemplifying lease transactions and decommissioning and restoration costs. The amendments will be effective for periods beginning on or after January 1st, 2023.

• IFRS 17 - Insurance Contracts (CPC 50):

In June 2020, the IASB published amendments to IFRS 17 and postponed the date of adoption for annual periods beginning on or after January 1st, 2023, and later in December 2021, published additional amendments regarding the presentation of comparative information.

IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and replaces IFRS 4 – Insurance Contracts (CPC 11).

The new and amended standards, which are effective for annual reporting periods beginning after December 31, 2022, are not expected to have a significant impact on the Company’s financial statements.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-23

4.	CASH AND CASH EQUIVALENTS

	Average rate (1)
		12.31.22	12.31.21
Cash and bank accounts
U.S. Dollar	-	946,999	946,790
Saudi Riyal	-	307,440	312,728
Brazilian Reais	-	154,399	185,941
Euro	-	93,321	103,630
Turkish Lira	-	83,339	42,899
Other currencies	-	279,579	601,520
		1,865,077	2,193,508
Cash equivalents
In Brazilian Reais
Investment funds	12.21%	3,492	3,641
Bank deposit certificates	13.24%	3,754,202	4,451,214
		3,757,694	4,454,855
In U.S. Dollar
Term deposit	2.25%	2,469,028	62,043
Overnight	4.84%	12,720	701,386
Other currencies
Term deposit	12.99%	26,410	117,028
		2,508,158	880,457
		8,130,929	7,528,820
(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-24

			Average rate (2)
	WAM (1)	Currency		12.31.22	12.31.21
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	11,752	13,338
Fair value through profit and loss
Financial treasury bills	1.79	R$	12.25%	364,543	324,771
Investment funds - FIDC BRF	1.08	R$	-	15,505	15,438
Repurchase agreement	0.53	R$	-	53,809	5,302
Other	0.08	R$ / ARS	-	21	16,782
				433,878	362,293
Amortized cost
Sovereign bonds and other (4)	2.47	AOA	6.73%	379,145	418,637
				824,775	794,268
Current				418,373	346,855
Non-current (5)				406,402	447,413

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$15,231 (R$18,630 on December 31, 2021).
(5)	Maturity until June of 2025.

On December 31, 2022, the amount of R$92,857 (R$232,821 on December 31, 2021) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	12.31.22	12.31.21
Trade accounts receivable
Domestic market
Third parties	1,473,921	1,601,048
Related parties	11,566	9,252
Foreign market
Third parties	3,315,772	3,077,518
Related parties	20,789	10,124
	4,822,048	4,697,942
( - ) Adjustment to present value	(24,818)	(14,394)
( - ) Expected credit losses	(604,167)	(638,583)
	4,193,063	4,044,965
Current	4,187,756	4,039,155
Non-current	5,307	5,810

Notes receivable	54,472	114,565
( - ) Adjustment to present value	(386)	(1,610)
( - ) Expected credit losses	(15,643)	(15,786)
	38,443	97,169
Current	27,351	68,001
Non-current (1)	11,092	29,168
(1)	Weighted average maturity of 1.50 year.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2022, FIDC BRF had an outstanding balance of R$947,488 (R$902,679 on December 31, 2021) related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-25

On December 31, 2022, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$39,783 (R$88,098 on December 31, 2021).

The movements of the expected credit losses are presented below:

	12.31.22	12.31.21
Beginning balance	(638,583)	(605,940)
(Additions) Reversals	(12,772)	(12,799)
Write-offs	10,744	15,685
Exchange rate variation	36,444	(35,529)
Ending balance	(604,167)	(638,583)

The aging of trade accounts receivable is as follows:

	12.31.22	12.31.21
Not overdue	4,045,146	3,933,343
Overdue
01 to 60 days	125,082	127,249
61 to 90 days	7,629	6,241
91 to 120 days	17,084	3,770
121 to 180 days	18,536	3,002
181 to 360 days	17,902	9,687
More than 360 days	590,669	614,650
( - ) Adjustment to present value	(24,818)	(14,394)
( - ) Expected credit losses	(604,167)	(638,583)
	4,193,063	4,044,965

7.	INVENTORIES

	12.31.22	12.31.21
Finished goods	4,885,465	4,914,882
Work in progress	435,018	272,997
Raw materials	2,086,963	3,126,017
Packaging materials	181,193	182,501
Secondary materials	705,692	790,801
Supplies	230,092	250,475
Imports in transit	230,133	115,950
Other	111,648	142,490
(-) Adjustment to present value (1)	(205,313)	(141,243)
	8,660,891	9,654,870
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and supply chain finance and is carried out for cost according to inventories turnover.

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-26

	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	(31,026)	(31,155)	(54,015)	(29,831)	(11,654)	(14,719)	(96,695)	(75,705)
Additions	(343,739)	(163,274)	(193,040)	(118,691)	(9,258)	(10,047)	(546,037)	(292,012)
Reversals	304,977	163,332	-	-	-	-	304,977	163,332
Write-offs	-	-	173,648	94,500	11,075	13,106	184,723	107,606
Monetary correction by Hyperinflation	(22)	-	(311)	-	(170)	-	(503)	-
Exchange rate variation	3,139	71	24	7	63	6	3,226	84
Ending balance	(66,671)	(31,026)	(73,694)	(54,015)	(9,944)	(11,654)	(150,309)	(96,695)

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-27

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	1,153,433	868,428	1,746,488	1,260,582	2,899,921	2,129,010	553,247	472,053	540,298	425,252	320,937	324,444	1,414,482	1,221,749
Additions/Transfer	17,742,074	14,078,311	10,711,501	9,480,273	28,453,575	23,558,584	169,192	97,765	508,042	455,831	60,489	41,825	737,723	595,421
Changes in fair value (1)	3,618,570	2,628,793	302,255	511,574	3,920,825	3,140,367	65,364	105,385	(287,069)	(217,418)	33,840	16,443	(187,865)	(95,590)
Harvest	-	-	-	-	-	-	-	-	-	-	(67,546)	(57,818)	(67,546)	(57,818)
Write-off	-	-	-	-	-	-	-	-	-	-	(558)	(3,957)	(558)	(3,957)
Transfer between current and non-current	119,621	91,890	147,400	123,367	267,021	215,257	(119,621)	(91,890)	(147,400)	(123,367)	-	-	(267,021)	(215,257)
Transfer to inventories	(21,313,444)	(16,469,201)	(11,031,043)	(9,629,308)	(32,344,487)	(26,098,509)	-	-	-	-	-	-	-	-
Exchange variation	(49,156)	(44,788)	-	-	(49,156)	(44,788)	(21,437)	(30,066)	-	-	-	-	(21,437)	(30,066)
Monetary correction by Hyperinflation	3,852	-	-	-	3,852	-	41,355	-	-	-	-	-	41,355	-
Ending balance	1,274,950	1,153,433	1,876,601	1,746,488	3,151,551	2,899,921	688,100	553,247	613,871	540,298	347,162	320,937	1,649,133	1,414,482
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,214,002 (R$1,030,491 on December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-28

The book value and estimated quantities of live animals are set forth below:

	12.31.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	195,139	1,274,950	197,859	1,153,433
Immature pork	4,220	1,876,601	4,469	1,746,488
Total current	199,359	3,151,551	202,328	2,899,921

Production biological assets
Immature poultry	6,958	235,582	6,170	192,017
Mature poultry	11,394	452,518	11,621	361,230
Immature pork	215	140,559	223	141,101
Mature pork	450	473,312	452	399,197
Total non-current	19,017	1,301,971	18,466	1,093,545
	218,376	4,453,522	220,794	3,993,466

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2022 in the amount of R$59,388 (R$69,308 on December 31, 2021).

8.1.    Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs, therefore it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of forests and their impact on measurement are presented below.

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

The prices used in the valuation of forests are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2022 was equivalent to R$54.12 per stere (R$39.40 per stere on December 31, 2021). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2022 was 7.89% p.a. (6.70% p.a. on December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-29

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,886,027	768,497	(216,040)	(192,244)	242	(27,025)	2,219,457
(-) Impairment		(137,854)	(28,214)	23,332	16,507	-	-	(126,229)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,685,276	649,054	(880,317)	-	134,561	-	2,588,574
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		929,645	18,700	(8,388)	-	76,416	-	1,016,373
(-) Impairment		(1,984)	-	1,984	-	-	-	-
INSS
Recoverable INSS		318,138	46,537	(20,154)	-	21,715	-	366,236
Other
Other recoverable taxes		92,216	22,767	(7,265)	-	-	(135)	107,583
(-) Impairment		(1,007)	(575)	33	-	-	-	(1,549)
		5,756,229	1,476,766	(1,106,815)	(175,737)	232,934	(27,160)	6,156,217

Current		976,133						1,229,272
Non-current		4,780,096						4,926,945

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.22
Income taxes	9.4
Recoverable income taxes		294,050	203,796	(55,895)	-	3,280	(10,839)	434,392
(-) Impairment		(15,933)	36	-	-	-	-	(15,897)
		278,117	203,832	(55,895)	-	3,280	(10,839)	418,495

Current		71,762						173,596
Non-current		206,355						244,899
(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

	Note	12.31.20	Business combination	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,568,975	6,479	668,918	(185,750)	(160,278)	239	(12,556)	1,886,027
(-) Impairment		(154,721)	-	(30,661)	29,133	18,395	-	-	(137,854)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,168,099	34,259	471,560	(1,065,504)	-	76,862	-	2,685,276
(-) Impairment		(14,228)	-	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,528	1,109	7,392	(2,363)	-	114,979	-	929,645
(-) Impairment		(1,984)	-	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	12	36,829	(66,810)	-	6,282	-	318,138
(-) Impairment		(102)	-	102	-	-	-	-	-
Other
Other recoverable taxes		52,889	3,995	39,427	(4,057)	-	-	(38)	92,216
(-) Impairment		(1,963)	-	99	857	-	-	-	(1,007)
Total		5,767,318	45,854	1,193,666	(1,294,494)	(141,883)	198,362	(12,594)	5,756,229

Current		899,120							976,133
Non-current		4,868,198							4,780,096

	Note	12.31.20	Business combination	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
Income taxes	9.4
Recoverable income taxes		107,728	922	246,162	(60,058)	-	18	(722)	294,050
(-) Impairment		(9,029)	-	(6,904)	-	-	-	-	(15,933)
Total		98,699	922	239,258	(60,058)	-	18	(722)	278,117

Current		43,840							71,762
Non-current		54,859							206,355

9.1.    ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-30

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.    PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of December 31, 2022, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,091,340 (R$2,341,737 as of December 31, 2021). The amount of R$384,956 related do these credits was offset against other federal taxes for the year ended December 31, 2022 (R$628,557 for the year ended December 31, 2021).

9.3.    IPI - Industrialized Product Tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets on December 31, 2022 is R$1,030,940 (R$945,845 for the year ended December 31, 2021), of which R$1,008,683 (R$919,982 for the year ended December 31, 2021) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$16,927 for the year ended December 31, 2021).

9.4.    Income Taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.    Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$8,936 for the year ended December 31, 2022 (R$32,802 for the year ended December 31, 2021).

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other recoverable taxes to offset federal taxes payable such as INSS and Income Taxes in the amount of R$924,027 for the year ended December 31, 2022 (R$1,153,520 in the Consolidated for the year ended December 31, 2021), preserving its liquidity and optimizing its capital structure.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-31

10.	DEFERRED INCOME TAXES

10.1.    Breakdown

	12.31.22	12.31.21
Assets
Tax losses carryforward	2,800,162	2,822,754
Negative calculation basis (social contribution)	1,008,058	1,046,574

Temporary differences - Assets
Provisions for tax, civil and labor risks	420,470	458,229
Expected credit losses	183,504	184,643
Impairment on tax credits	57,083	64,297
Provision for other obligations	146,652	150,609
Employees' profit sharing	-	47,227
Write-down to net realizable value of inventories	48,744	27,934
Employees' benefits plan	138,451	148,990
Lease basis difference	132,841	95,563
Unrealized losses on derivatives, net	-	21,310
Other temporary differences	31,930	42,566
	4,967,895	5,110,696

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(307,442)
Depreciation (useful life) basis difference	(947,303)	(895,407)
Business combination (1)	(1,003,955)	(920,214)
Monetary correction by Hyperinflation	(85,997)	-
Unrealized gains on derivatives, net	(73,998)	-
Unrealized fair value gains, net	(71,617)	(37,692)
Other temporary differences	(7,022)	(32,381)
	(2,512,897)	(2,193,136)

Total deferred taxes	2,454,998	2,917,560

Total Assets	2,566,461	2,941,270
Total Liabilities	(111,463)	(23,710)
	2,454,998	2,917,560
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

	12.31.22	12.31.21
Beginning balance	2,917,560	2,082,537
Deferred income taxes recognized in income from continuing operations	(208,060)	807,744
Deferred income taxes recognized in other comprehensive income	(175,110)	8,738
Deferred income taxes recognized in loss from discontinued operations	-	28,018
Deferred taxes recognized in accumulated losses - monetary correction by hyperinflation	(32,655)	-
Other (1)	(46,737)	(9,477)
Ending balance	2,454,998	2,917,560
(1)	Related to the foreign exchange variation effect on the balances in foreign companies.

10.2.    Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors annually. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-32

2023	413,147
2024	111,350
2025	229,380
2026	329,550
2027	430,581
2028 to 2030	1,323,780
2031 and 2032	970,432
3,808,220

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$7,131,786 on December 31, 2022 (R$6,204,203 on December 31, 2021). Within this amount, R$3,768,459 on December 31, 2022 and (R$3,846,423 on December 31, 2021) are recognized as an asset, according to the recoverability expectation. The deferred tax credits on tax losses and negative social contribution basis related to the Parent Company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income, with the exception of the amount of R$408,784 that the Company will use to offset the debt arising from the Leniency Agreement entered into with the Federal Government (note 1.3).

10.3.    Effective income tax rate reconciliation

	12.31.22	12.31.21	12.31.20

Loss before taxes - continued operations	(2,805,044)	(34,788)	1,352,234
Nominal tax rate	34%	34%	34%
Benefit at nominal rate	953,715	11,828	(459,759)
Adjustments to income taxes
Income from associates and joint ventures	366	8,626	-
Difference of tax rates on results of foreign subsidiaries	212,753	244,822	1,018,576
Difference of functional currency of foreign subsidiaries	(538,002)	(129)	1,142,762
Deferred tax assets not recognized (1)	(967,103)	(840,457)	(1,842,478)
Recognition of tax assets from previous years	(77,964)	1,025,000	361,000
Interest on taxes	83,235	104,789	-
Profits taxed by foreign jurisdictions	(31,400)	(33,455)	(63,252)
Share-based payment	(16,600)	(24,454)	(22,774)
Transfer price	(24,995)	(71,634)	(40,568)
Penalties	(5,320)	(11,042)	(5,261)
Tax paid on international subsidiaries	21,061	-	-
Investment grant	114,913	109,591	52,279
Other permanent differences	(10,293)	28,617	32,238
Total	(285,634)	552,102	172,763

Effective rate	-10.2%	1587.0%	-12.8%

Current tax	(77,574)	(255,642)	(77,373)
Deferred tax	(208,060)	807,744	250,136

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Consolidated, due to limited capacity of realization (note 10.2).

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

11.	JUDICIAL DEPOSITS
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-33

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	259,468	248,990	246,007	269,812	44,844	34,539	550,319	553,341
Additions	3,628	5,074	88,489	100,730	24,644	12,305	116,761	118,109
Release in favor of the Company	(74,677)	(1,743)	(34,602)	(38,357)	(780)	(1,997)	(110,059)	(42,097)
Release in favor of the counterparty	(12,402)	(236)	(116,258)	(115,633)	(6,315)	(3,717)	(134,975)	(119,586)
Business combination	-	2,132	-	859	-	-	-	2,991
Interest	15,144	5,251	11,295	28,604	2,216	3,714	28,655	37,569
Exchange rate variation	-	-	(25)	(8)	-	-	(25)	(8)
Ending balance	191,161	259,468	194,906	246,007	64,609	44,844	450,676	550,319

12.	INVESTMENTS

12.1.    Partnership with AES Brasil Energia S.A.

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

The transaction was initiated on March 14, 2022, with the subscription of the shares of Potengi Holdings S.A. and partial capital contribution by BRF S.A. in the amount of R$60,060. From that date, BRF became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A., affiliated entity. During the year ended on December 31, 2022, BRF S.A. made an additional capital contribution to the capital already subscribed, in the amount of R$32,031. The operation of the park is scheduled to begin by 2024.

12.2.    Composition of the investments

	12.31.22	12.31.21
Investment in affiliates	100,481	6,520
Other investments	583	593
Total	101,064	7,113
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-34

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.22
Cost
Land		710,017	10,289	(10,715)	56,130	7,601	(21,771)	751,551
Buildings, facilities and improvements		11,294,650	922,240	(130,814)	90,634	513,309	(69,191)	12,620,828
Machinery and equipment		8,735,375	21,913	(242,875)	281,368	1,035,129	(100,872)	9,730,038
Furniture and fixtures		150,865	1,141	(5,855)	26,735	23,238	(8,515)	187,609
Vehicles		384,289	246,491	(7,080)	7,141	10,589	(13,758)	627,672
Construction in progress		1,144,725	1,420,309	(2,279)	11,632	(1,456,540)	(22,704)	1,095,143
Advances to suppliers		33,109	8,651	-	-	(135)	(9,739)	31,886
		22,453,030	2,631,034	(399,618)	473,640	133,191	(246,550)	25,044,727

Depreciation
Land (3)	15.34%	(36,788)	(12,410)	2,401	1,090	(4)	1,277	(44,434)
Buildings, facilities and improvements	3.59%	(4,494,435)	(752,798)	114,639	8,968	(25,989)	19,239	(5,130,376)
Machinery and equipment	6.25%	(4,612,648)	(556,013)	208,582	(105,534)	(105,596)	49,452	(5,121,757)
Furniture and fixtures	6.64%	(72,820)	(9,549)	3,883	(13,210)	(2,913)	4,066	(90,543)
Vehicles	22.85%	(195,477)	(166,428)	5,797	(6,175)	(8,607)	4,157	(366,733)
		(9,412,168)	(1,497,198)	335,302	(114,861)	(143,109)	78,191	(10,753,843)
		13,040,862	1,133,836	(64,316)	358,779	(9,918)	(168,359)	14,290,884
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,951 to intangible assets, R$15 from property, plant and equipment to goods in lending and R$(48) from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$3,631 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-35

	Average rate (1)	12.31.20	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.21
Cost
Land		608,389	4,799	(19,378)	27,988	100,463	(12,244)	710,017
Buildings, facilities and improvements		10,444,526	533,269	(183,824)	95,153	413,049	(7,523)	11,294,650
Machinery and equipment		8,395,520	111,951	(274,290)	165,216	391,013	(54,035)	8,735,375
Furniture and fixtures		157,085	3,959	(8,076)	5,092	4,833	(12,028)	150,865
Vehicles		346,218	46,768	(29,710)	8,637	7,844	4,532	384,289
Construction in progress		608,255	1,494,087	(18,601)	9,915	(937,589)	(11,342)	1,144,725
Advances to suppliers		12,748	42,290	-	-	(19,437)	(2,492)	33,109
		20,572,741	2,237,123	(533,879)	312,001	(39,824)	(95,132)	22,453,030

Depreciation
Land	15.34%	(13,800)	(12,106)	2,272	-	(11,954)	(1,200)	(36,788)
Buildings, facilities and improvements	8.11%	(3,851,225)	(763,843)	111,746	-	3,668	5,219	(4,494,435)
Machinery and equipment	6.84%	(4,304,007)	(549,206)	220,428	-	890	19,247	(4,612,648)
Furniture and fixtures	6.66%	(79,924)	(10,566)	6,362	-	4,027	7,281	(72,820)
Vehicles	27.90%	(108,205)	(104,473)	18,482	-	343	(1,624)	(195,477)
		(8,357,161)	(1,440,194)	359,290	-	(3,026)	28,923	(9,412,168)
		12,215,580	796,929	(174,589)	312,001	(42,850)	(66,209)	13,040,862

(1)	Weighted average annual rate.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-36

The amount of capitalized borrowing costs during the year ended December 31, 2022 was of R$93,261 (R$57,001 during the year ended December 31, 2021).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 9.55% p.a. (7.77% for the year ended December 31, 2021).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	12.31.22	12.31.21
Land	Financial/Tax	90,757	150,420
Buildings, facilities and improvements	Financial/Tax	1,298,326	1,209,662
Machinery and equipment	Financial/Labor/Tax/Civil	1,376,186	1,284,033
Furniture and fixtures	Financial/Tax	15,632	14,960
Vehicles	Financial/Tax	160	276
		2,781,061	2,659,351

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Average rate (1)	12.31.21	Additions	Disposals	Business combination (2)	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	171,880	(118,934)	3,474,103
Trademarks		1,733,335	-	-	-	-	203,246	(55,382)	1,881,199
Non-compete agreement		110,208	19,609	(69,950)	-	-	-	(2,441)	57,426
Outgrowers relationship		4,740	-	(4,223)	-	11	-	(11)	517
Patents		3,518	-	(1)	-	-	1,978	(617)	4,878
Customer relationship		1,119,534	-	-	-	-	381,289	(160,572)	1,340,251
Software		770,399	118	(92,163)	-	240,679	19,111	(8,054)	930,090
Intangible in progress		98,716	209,007	-	-	(224,769)	525	(6,216)	77,263
		7,265,633	228,734	(166,337)	(4,026)	15,921	778,029	(352,227)	7,765,727

Amortization
Non-compete agreement	62.71%	(106,749)	(5,023)	69,950	-	-	-	2,486	(39,336)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	-	-	-	(347)
Patents	8.08%	(2,928)	(475)	-	-	-	(715)	294	(3,824)
Customer relationship	6.92%	(437,774)	(102,727)	-	-	-	(147,827)	66,222	(622,106)
Software	52.04%	(563,943)	(175,768)	79,091	-	(5,972)	(4,925)	6,013	(665,504)
		(1,115,819)	(284,138)	153,264	-	(5,972)	(153,467)	75,015	(1,331,117)
		6,149,814	(55,404)	(13,073)	(4,026)	9,949	624,562	(277,212)	6,434,610
(1)	Weighted average annual rate.
(2)	The reduction on goodwill reflects the price adjustment on the business combination with Mogiana according to contractual terms of the shares purchase agreement, which has not impacted other assets and liabilities fair values on the transaction which was conclude in December 2021.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-37

	Average rate (1)	12.31.20	Additions	Disposals	Business combination	Transfers	Exchange rate variation	12.31.21
Cost
Goodwill		2,935,577	-	(6,145)	468,604	-	27,147	3,425,183
Trademarks		1,327,738	-	-	474,874	-	(69,277)	1,733,335
Non-compete agreement		107,162	1,369	(3,182)	2,246	-	2,613	110,208
Outgrowers relationship		5,328	197	(785)	-	-	-	4,740
Patents		6,205	-	(3,723)	-	1,038	(2)	3,518
Customer relationship		1,067,713	-	-	124,569	-	(72,748)	1,119,534
Software		657,255	5,220	(64,045)	1,828	172,107	(1,966)	770,399
Intangible in progress		46,054	178,059	-	-	(125,275)	(122)	98,716
		6,153,032	184,845	(77,880)	1,072,121	47,870	(114,355)	7,265,633

Amortization
Non-compete agreement	62.71%	(97,408)	(10,086)	3,182	-	-	(2,437)	(106,749)
Outgrowers relationship	19.48%	(4,695)	(505)	775	-	-	-	(4,425)
Patents	8.08%	(5,999)	(42)	3,723	-	(614)	4	(2,928)
Customer relationship	6.92%	(375,131)	(84,010)	-	-	-	21,367	(437,774)
Software	52.04%	(449,697)	(180,026)	63,920	-	3,639	(1,779)	(563,943)
		(932,930)	(274,669)	71,600	-	3,025	17,155	(1,115,819)
		5,220,102	(89,824)	(6,280)	1,072,121	50,895	(97,200)	6,149,814
(1)	Weighted average annual rate.

14.1.    Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2022, the Company used its budget, strategic and financial planning with projections until 2027 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 9.83% p.a. to 13.24% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2023	2024	2025	2026	2027
Inflation Brazil	5.16%	3.59%	3.93%	3.68%	3.41%
Inflation - United States	1.90%	2.29%	2.22%	2.20%	2.21%
Exchange rate - BRL / USD	5.12	5.10	5.18	5.20	5.20

The rates presented above don’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a sensitivity analysis, in which increases and decreases 2 p.p. the operating margin1 (operating income over net sales) and the nominal discount rate and did not identify any scenarios in which an impairment was necessary.

1 The main assumptions contained in the margin include the projected net sales and commodity cost value.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-38

15.	LOANS AND BORROWINGS

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed / CDI	10.72% (5.24% on 12.31.21)	0.6	406,962	386,844	(392,684)	(18,473)	26,902	(365)	409,186
Certificate of agribusiness receivables (4)	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146
Export credit facility (5)	Fixed / CDI	9.05% (10.87% on 12.31.21)	5.3	3,516,273	637,000	(415,706)	(272,642)	290,544	(141,914)	3,613,555

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286
				9,112,478	2,773,833	(983,385)	(638,627)	845,799	(142,279)	10,967,819

Foreign currency
Bonds	Fixed / FX USD and EUR	4.91% (4.82% on 12.31.21)	11.0	15,544,012	-	(2,416,162)	(793,711)	724,476	(1,156,325)	11,902,290
Export credit facility	Fixed / LIBOR / FX USD	7.10% (3.43% on 12.31.21)	0.2	311,385	-	(170,051)	(7,119)	7,609	(8,937)	132,887
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	16.83% (13.35% on 12.31.21)	0.7	485,052	618,780	(412,058)	(78,844)	74,581	(173,507)	514,004

				16,343,552	618,780	(3,001,037)	(879,674)	806,613	(1,339,053)	12,549,181
				25,456,030	3,392,613	(3,984,422)	(1,518,301)	1,652,412	(1,481,332)	23,517,000

Current				3,203,068						3,879,874
Non-current				22,252,962						19,637,126
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	On December 31, 2022, includes the amount of R$2,019,866 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-39

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Business combination	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.21
Local currency
Working capital	Fixed / CDI	5.24% (3.25% on 12.31.20)	0.7	368,681	400,000	25,950	(389,734)	(11,910)	13,975	-	406,962
Certificate of agribusiness receivables	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	-	95	146,760	-	967,948
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	3.12%	3.7	-	-	9,006	(1,351)	(87)	111	-	7,679
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	-	(188,668)	411,129	-	4,210,015
Export credit facility	Fixed / CDI / FX USD	10.87% (3.69% on 12.31.20)	4.2	2,408,697	937,250	20,456	(5,632)	(117,679)	122,510	150,671	3,516,273

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	82,064	-	(123,236)	(797)	754	-	3,601
				6,665,292	2,384,863	55,412	(519,953)	(319,046)	695,239	150,671	9,112,478

Foreign currency
Bonds	Fixed / FX USD and EUR	4.82% (4.81% on 12.31.20)	11.6	14,829,993	-	-	(314,806)	(790,836)	888,804	930,857	15,544,012
Export credit facility	Fixed / LIBOR / FX USD	3.43% (3.13% on 12.31.20)	1.3	392,636	-	30,476	(138,870)	(10,867)	10,466	27,544	311,385
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	-	249,000	2,672	(249,000)	(1,182)	1,363	250	3,103
Working capital	Fixed / FX TRY and USD	13.35% (10.98% on 12.31.20)	1.5	516,505	356,919	29,555	(172,718)	(71,436)	85,339	(259,112)	485,052

				15,739,134	605,919	62,703	(875,394)	(874,321)	985,972	699,539	16,343,552
				22,404,426	2,990,782	118,115	(1,395,347)	(1,193,367)	1,681,211	850,210	25,456,030

Current				1,059,984							3,203,068
Non-current				21,344,442							22,252,962

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

The maturity schedule of the loans and borrowings is presented on note 24.3.

On December 31, 2022 and on December 31, 2021 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

In the ordinary course of business, the Company from time to time may consider repurchasing any of its Senior Unsecured Notes (Bonds), subject market conditions, as alternative for improving the cost of capital and for better equalization of the foreign exchange balances and of the indebtedness profile. Such repurchases may be carried out in different ways, including open market transactions. Subject to compliance with applicable laws, any such transaction may be carried out at any time, and the Company has no obligation to acquire any particular amount of Bonds.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-40

15.1.    Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 12, 2019 the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years, which renewal was approved by the Board of Directors on October 21, 2022, under the same conditions, for an additional period of 2 years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2022, the credit facilities were available, but unused.

15.2.    Guarantees

	12.31.22	12.31.21
Total loans and borrowings	23,517,000	25,456,030
Mortgage guarantees	5,286	20,343
Related to FINAME	-	16,742
Related to tax incentives and other	5,286	3,601

On December 31, 2022, the amount of bank guarantees contracted by the Company was of R$447,736 (R$478,468 as of December 31, 2021) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.92% p.a. (1.93% p.a. as of December 31, 2021).

15.3.    Debentures offering

On July 13, 2022, the securitization company subscribed, under the private placement, 1,700,000 (one million and seven hundred thousand) debentures with a unit face value of R$ 1 (one thousand Reais) and consists of two series, in a total amount of R$1,700,000 (one billion and seven hundred million Reais). The first series is composed of 710,000 (seven hundred and ten thousand) debentures, with maturity on July 13, 2027 and indexed to DI. The second series is composed of 990,000 (nine hundred and ninety thousand) debentures, with maturity on July 13, 2032 and indexed to IPCA.

15.4.    Senior Notes repurchase

During the year ended on December 31, 2022, the Company repurchased the following issues of senior notes: 4.875% Senior Notes due in 2030 and 5.75% Senior Notes due in 2050. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 4 7/8	USD	2030	102,291	537,837	588,307	3,069,609
BRF S.A. - BRFSBZ 5 3/4	USD	2050	128,810	676,862	671,190	3,502,068
(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 12.31.22.

The Company paid the amount equivalent to R$950,924 for the repurchase of these liabilities, which includes notional as depicted above, increased by interest, premium and taxes in the amount of R$12,142 and net of financial income in the amount of R$275,917 referring to the discount on the repurchase. Furthermore, the repurchase generated financial expenses in the amount of R$12,830 related to financial taxes and R$23,941 with the write-off of the costs of issuance.

16.	TRADE ACCOUNTS PAYABLE
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-41

	12.31.22	12.31.21
Trade accounts payable
Domestic market
Third parties	10,327,274	9,776,720
Related parties	26,970	36,058
Foreign market
Third parties	2,570,360	2,019,800
Related parties	42	24
	12,924,646	11,832,602

(-) Adjustment to present value	(181,559)	(117,978)
	12,743,087	11,714,624

Current	12,735,628	11,701,996
Non-current	7,459	12,628

17.	SUPPLY CHAIN FINANCE

	12.31.22	12.31.21
Supply chain finance
Domestic market	1,268,269	1,971,441
Foreign market	153,437	293,732
	1,421,706	2,265,173

(-) Adjustment to present value	(28,569)	(27,198)
	1,393,137	2,237,975

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions. The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

These agreements can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are registered with suppliers in which one or more of the conditions mentioned were changed in the commercial negotiation made by BRF directly and exclusively with the supplier.

In addition to the balance highlighted in the table above, on December 31, 2022, R$4,373,134 (R$3,905,827 as of December 31, 2021) which are included in the balance presented in note 16, corresponds to supply chain finance transactions, however for this balance the commercial conditions negotiated with the suppliers in which there were no changes.

BRF performs the payment of invoices according to the same price and term conditions negotiated with its suppliers, regardless of whether it was discounted by its suppliers without incurring any charge to the Company. In addition, the Company does not change commercial conditions after negotiation and invoicing of goods or services.

The Company measures and record the adjustment to present value for all its commercial operations carried out in installments, segregating the financial and operational components (note 3.20.3).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-42

18.	LEASES

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

18.1.    Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Land		145,394	732	(2,489)	3,534	(7,431)	139,740
Buildings		3,223,625	927,818	(116,707)	18,933	(22,526)	4,031,143
Machinery and equipment		117,412	4,086	(74,193)	815	(432)	47,688
Vehicles		369,979	246,075	(5,477)	6,279	(14,740)	602,116
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	1,178,711	(266,294)	29,561	(45,129)	4,832,990

Depreciation
Land	8.95%	(36,439)	(12,334)	2,401	1,090	1,276	(44,006)
Buildings	5.16%	(1,383,968)	(510,875)	104,540	(10,225)	15,751	(1,784,777)
Machinery and equipment	25.60%	(73,385)	(27,726)	74,111	(475)	192	(27,283)
Vehicles	23.19%	(189,817)	(161,992)	4,383	(5,496)	6,015	(346,907)
Software	76.58%	(61,193)	(3,998)	54,377	-	-	(10,814)
		(1,744,802)	(716,925)	239,812	(15,106)	23,234	(2,213,787)
		2,191,339	461,786	(26,482)	14,455	(21,895)	2,619,203
(1)	Weighted average annual rate.

	Average rate (1)	12.31.20	Additions	Disposals	Transfers	Business combination	Exchange rate variation	12.31.21
Cost
Land		48,661	3,761	(2,503)	90,549	-	4,926	145,394
Buildings		2,861,916	532,728	(88,723)	(90,549)	6,252	2,001	3,223,625
Machinery and equipment		112,593	98,353	(98,918)	596	4,527	261	117,412
Vehicles		344,918	46,707	(29,186)	(596)	851	7,285	369,979
Software		74,582	5,213	(64)	-	-	-	79,731
		3,442,670	686,762	(219,394)	-	11,630	14,473	3,936,141

Depreciation
Land	9.03%	(13,526)	(12,030)	1,533	(11,954)	-	(462)	(36,439)
Buildings	21.29%	(914,816)	(535,838)	59,332	11,954	-	(4,600)	(1,383,968)
Machinery and equipment	57.13%	(107,316)	(64,228)	98,673	(338)	-	(176)	(73,385)
Vehicles	28.83%	(101,495)	(102,320)	17,699	338	-	(4,039)	(189,817)
Software	42.22%	(33,048)	(28,209)	64	-	-	-	(61,193)
		(1,170,201)	(742,625)	177,301	-	-	(9,277)	(1,744,802)
		2,272,469	(55,863)	(42,093)	-	11,630	5,196	2,191,339
(1)	Weighted average annual rate.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-43

18.2.	Lease liabilities

	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.22
Land	10.3	126,293	732	(7,709)	(9,653)	9,653	(166)	(6,674)	112,476
Buildings	1.8	2,095,375	935,916	(458,434)	(102,740)	191,431	(19,395)	(8,079)	2,634,074
Machinery and equipment	2.0	45,218	4,086	(25,609)	(2,709)	2,709	(10)	(1,120)	22,565
Vehicles	1.9	192,694	246,075	(153,992)	(15,830)	15,830	(1,362)	(9,200)	274,215
Software	0.8	19,666	-	(4,102)	(249)	249	(13,960)	-	1,604
		2,479,246	1,186,809	(649,846)	(131,181)	219,872	(34,893)	(25,073)	3,044,934

Current		471,956							676,864
Non-current		2,007,290							2,368,070
(1)	Weighted average maturity in years.

	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Business combination	Exchange rate variation	12.31.21
Land	4.6	37,868	3,761	(6,890)	(9,063)	9,063	(1,160)	82,851	-	9,863	126,293
Buildings	1.9	2,195,407	532,728	(507,479)	(120,193)	186,165	(92,461)	(82,851)	8,805	(24,746)	2,095,375
Machinery and equipment	0.9	3,773	98,353	(62,357)	(3,764)	3,764	(35)	-	4,998	486	45,218
Vehicles	1.8	256,423	46,707	(99,944)	(17,577)	17,577	(1,680)	-	940	(9,752)	192,694
Software	1.5	43,210	5,213	(28,757)	(2,306)	2,306	-	-	-	-	19,666
		2,536,681	686,762	(705,427)	(152,903)	218,875	(95,336)	-	14,743	(24,149)	2,479,246

Current		383,162									471,956
Non-current		2,153,519									2,007,290
(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

12.31.22
Current	676,864
Non-current	2,368,070
2024	559,084
2025	438,093
2026	321,796
2027	231,775
2028 onwards	817,322
3,044,934

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-44

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	12.31.22		12.31.21
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	14.39%	8.31%	5.34%	0.86%
2 years	14.36%	7.09%	5.24%	1.02%
3 years	13.72%	6.71%	6.83%	2.60%
4 years	12.40%	6.68%	8.49%	4.41%
5 years	16.24%	8.21%	9.69%	4.85%
6 years	13.66%	7.20%	10.61%	5.15%
7 years	-	-	11.18%	10.56%
12 years	-	-	9.85%	5.55%
15 years	17.89%	10.24%	-	-
16 years	-	-	12.44%	6.70%
17 years	12.29%	6.63%	13.12%	6.77%
18 years	14.74%	8.05%	13.01%	6.70%
19 years	18.27%	10.53%	-	-
20 years	-	-	12.95%	7.07%

The nominal rates presented above as of December 31, 2022 refer to the incremental borrowing rates used in contracts recognized during the year ended December 31, 2022 and the rates as of December 31, 2021 refer to the rates used in contracts recognized during the year ended December 31, 2021.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized including: low-value assets, short-term leases and leases with variable payments.

	12.31.22	12.31.21	12.31.20
Variable payments not included in the lease liabilities	217,498	282,732	300,949
Expenses related to short-term leases	124,451	171,733	162,313
Expenses related to low-value assets	13,469	4,681	3,531
Amounts recognized in the statement of income	355,418	459,146	466,793

18.6.    Sale-and-leaseback transactions

During the year ended December 31, 2022, the conditions for ownership transfer of a feed factory in Francisco Beltrão, previously owned by the Company, were concluded. The transaction was classified as a sale-and-leaseback. The right-of use asset and lease liability was recognized and are presented in the additions of the Buildings class, with the following amounts: right-of-use asset of R$2,945 and lease liability of R$11,042. A gain was recognized under Other Operating Income in the amount of R$5,521.

19.	SHARE-BASED PAYMENT

The Company grants to its eligible employees, restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. The limit of grants is 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-45

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

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

06.01.20	06.01.23	3,571,736	438,138	21.28
07.01.21	07.01.24	2,883,737	938,260	28.58
07.01.22	07.01.25	4,703,472	3,756,134	14.11
		11,158,945	5,132,532
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted shares for the years ended December 31, 2022 and 2021, is presented as follows:

Outstanding options/stocks as of December 31, 2020	7,873,348
Granted	2,883,737
Exercised / Delivered	(944,830)
Forfeiture	(1,996,406)
Expired	(2,420,330)
Outstanding stocks as of December 31, 2021	5,395,519
Granted
Restricted stocks - July 2022	4,703,472
Exercised / Delivered:
Restricted stocks – grant of June, 2021	(189,285)
Restricted stocks – grant of June, 2020	(317,386)
Restricted stocks – grant of July, 2019	(83,175)
Restricted stocks – grant of June, 2019	(107,309)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(947,335)
Restricted stocks – grant of July, 2021	(1,554,424)
Restricted stocks – grant of June, 2020	(1,425,333)
Restricted stocks – grant of September, 2019	(22,867)
Restricted stocks - grant of July, 2019	(237,142)
Restricted stocks – grant of June, 2019	(82,203)
Outstanding stocks as of December 31, 2022	5,132,532
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$195,655 (R$205,949 as of December 31, 2021) and in the amount of R$15,584 under non-current liabilities (R$11,816 as of December 31, 2021). In the statement of income for the year ended December 31, 2022 the amount recognized as expense was R$29,390 (R$41,684 as of December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-46

20.	EMPLOYEES BENEFITS PLANS
20.1	Supplementary pension plans

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

20.1.1.	Defined benefit plans

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

20.1.2.	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended December 31, 2022 amounted R$25,507 (R$24,528 for the year ended December 31, 2021). On December 31, 2022, the plan had 39,715 participants (40,553 participants as of December 31, 2021).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-47

20.1.3.	Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	FAF		Plan II
	12.31.22	12.31.21	12.31.22	12.31.21
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,121,348	3,340,497	20,822	23,981
Fair value of assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)
(Surplus) Deficit	(482,263)	(207,230)	(1,923)	1,683
Irrecoverable surplus - (asset ceiling)	482,263	207,230	1,923	-
Net actuarial (assets) liabilities	-	-	-	1,683

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	207,230	175,981	-	167
Interest on irrecoverable surplus	18,152	13,181	-	12
Changes in irrecoverable surplus during the year	256,881	18,068	1,923	(179)
Ending balance of irrecoverable surplus	482,263	207,230	1,923	-

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,340,497	3,377,234	23,981	23,256
Interest on actuarial obligations	283,241	246,073	1,997	1,627
Current service cost	23,189	26,741	-	-
Past service cost - plan changes	(32,526)	-	(546)	-
Benefit paid	(213,804)	(169,962)	(1,838)	(1,712)
Actuarial losses - experience	(36,292)	325,778	(1,358)	4,278
Actuarial losses - hypothesis	(242,957)	(465,367)	(1,414)	(3,468)
Ending balance of actuarial liabilities	3,121,348	3,340,497	20,822	23,981

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,547,727)	(3,553,215)	(22,298)	(24,170)
Interest income on assets plan	(301,394)	(259,254)	(1,851)	(1,694)
Benefit paid	213,804	169,962	1,838	1,712
Return on assets higher (lower) than projection	31,706	94,780	(434)	1,854
Ending Balance of the fair value of the assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)

Rollforward of comprehensive income
Beginning balance	26,741	37,883	(2,485)	(2,734)
Reversion to accumulated losses	(26,741)	(37,883)	2,485	2,734
Actuarial gains (losses)	311,776	139,589	2,772	(810)
Return on assets higher (lower) than projection	(31,705)	(94,780)	434	(1,854)
Changes on irrecoverable surplus	(256,881)	(18,068)	179	179
Ending balance of comprehensive income	23,190	26,741	3,385	(2,485)

Costs recognized in statement of income
Current service costs	(23,190)	(26,741)	-	-
Interest on actuarial obligations	(283,241)	(246,073)	(1,997)	(1,627)
Projected return on assets	301,394	259,254	1,851	1,694
Interest on irrecoverable surplus	(18,153)	(13,181)	-	(12)
Costs recognized in statement of income	(23,190)	(26,741)	(146)	55

Estimated costs for the next year
Costs of defined benefit	(18,153)	(23,190)	-	-
Estimated costs for the next year	(18,153)	(23,190)	-	-

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-48

20.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	FAF		Plan II
	12.31.22	12.31.21	12.31.22	12.31.21
Actuarial assumptions
Economic hypothesis
Discount rate	9.75%	8.76%	9.73%	8.68%
Inflation rate	3.50%	3.25%	3.50%	3.25%
Wage growth rate	4.60%	4.34%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 smoothed by 10%	AT-2000 Basic, by gender	AT-2000 smoothed by 10%
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,669	6,054	-	-
Number of beneficiary participants assisted	7,884	7,565	51	52

20.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.22		12.31.21		12.31.22		12.31.21
Composition of the fund's portfolio
Fixed income	2,385,591	66.2%	2,308,861	65.1%	19,969	87.8%	19,386	86.9%
Variable income	421,622	11.7%	517,259	14.6%	1,115	4.9%	1,106	5.0%
Real estate	342,343	9.5%	334,905	9.4%	23	0.1%	20	0.1%
Structured investments	454,055	12.6%	321,779	9.1%	1,638	7.2%	1,527	6.8%
Foreign	-	-	45,411	1.3%	-	-	259	1.2%
Transactions with participants	-	-	19,512	0.5%	-	-	-	-
	3,603,611	100.0%	3,547,727	100.0%	22,745	100.0%	22,298	100.0%
% of nominal return on assets	8.50%		7.49%		8.30%		7.25%

20.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2023	227,705	1,869
2024	226,703	1,853
2025	226,168	1,835
2026	225,999	1,814
2027	226,916	1,789
2028 to 2032	1,147,585	8,437
Weighted average duration - in years	10.95	8.90

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-49

20.1.7.	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2022 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	9.75%	10.75%	3,475,721	8.75%	2,826,339
Wage growth rate (1)	1.06%	2.06%	3,179,369	0.06%	3,072,449
(1)	Actual rate.

20.2	Employee benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.22	12.31.21
Medical assistance	119,729	195,345
F.G.T.S. Penalty (1)	60,657	53,881
Award for length of service	112,225	98,474
Other	228,701	204,885
	521,312	552,585

Current	64,367	54,354
Non-current	456,945	498,231
(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

20.2.1.	Medical plan

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

20.2.2.	F.G.T.S. penalty by dismissal on retirement

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

20.2.3.	Award for length of service
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-50

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.4.	Other - Brazil
i.	Retirement compensation

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

20.2.5.	Other – Foreign entities

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar, United Arab Emirates, Oman and Kuwait, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.6.	Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Composition of actuarial liabilities
Present value of actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202
Net actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	195,345	185,802	53,881	282,229	98,474	108,908	203,202	199,616
Interest on actuarial liabilities	16,805	13,694	4,071	15,711	7,997	6,656	15,388	10,377
Current service costs	678	-	2,480	14,833	5,221	6,319	22,804	23,375
Past service costs (2)	-	40,800	-	(135,180)	-	-	-	15,847
Benefits paid directly by the Company	(8,811)	(9,008)	(11,482)	(6,173)	(14,542)	(15,163)	(26,633)	(19,739)
Business combination	-	2,081	-	-	-	-	-	286
Actuarial (gains) losses - experience	(55,928)	(6,892)	13,589	991	17,357	10,853	15,764	9,289
Actuarial (gains) losses - demographic hypothesis	(12,325)	(6,403)	2,237	(91,531)	1,935	(7,125)	1,623	(13,165)
Actuarial (gains) losses - economic hypothesis	(16,035)	(24,729)	(4,119)	(26,999)	(4,217)	(11,974)	19,775	(11,396)
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	(23,223)	(11,288)
Ending balance of liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202

Rollforward of the fair value of the assets
Benefits paid directly by the Company	8,811	9,008	11,482	6,173	14,542	15,163	26,633	19,739
Contributions of the sponsor	(8,811)	(9,008)	(11,482)	(6,173)	(14,542)	(15,163)	(26,633)	(19,739)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(34,720)	(72,744)	6,636	(110,903)	-	-	(84,050)	(102,324)
Actuarial gains (losses)	84,288	38,024	(11,707)	117,539	-	-	(37,162)	15,272
Exchange variation	-	-	-	-	-	-	37,204	3,002
Ending balance of comprehensive income	49,568	(34,720)	(5,071)	6,636	-	-	(84,008)	(84,050)

Costs recognized in statement of income
Interest on actuarial liabilities	(16,805)	(13,694)	(4,071)	(15,711)	(7,997)	(6,656)	(15,388)	(10,377)
Current service costs	(678)	-	(2,480)	(14,833)	(5,221)	(6,319)	(22,804)	(23,375)
Past service costs (2)	-	(40,800)	-	135,180	-	-	-	(15,847)
Immediate recognition of reduction	-	-	-	-	(15,075)	8,246	-	-
Cost recognized in statement of income	(17,483)	(54,494)	(6,551)	104,636	(28,293)	(4,729)	(38,192)	(49,599)

Estimated costs for the next year
Current service costs	508	(551)	2,669	(2,480)	5,707	(5,221)	(22,804)	(20,720)
Interest on actuarial liabilities	11,434	(16,805)	5,052	(4,071)	10,104	(7,997)	(15,388)	(12,646)
Estimated costs for the next year	11,942	(17,356)	7,721	(6,551)	15,811	(13,218)	(38,192)	(33,366)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.
(2)	Refers to addition of medical plan managed by BRF S.A. and change in the internal policy for FGTS penalty.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-51

20.2.7.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Economic hypothesis
Discount rate	9.73%	8.75%	9.66%	8.62%	8.71%	7.11%
Inflation rate	3.50%	3.25%	3.50%	3.25%	4.88%	9.04%
Medical inflation	6.60%	6.35%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.25%	4.88%	9.04%
F.G.T.S. balance growth	N/A	N/A	3.70%	3.70%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic	AT-2000 smoothed by 10%	AT-2000 Basic	AT-2000 smoothed by 10%
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	RRB-44
Schedule of turnover - BRF's historical	2022	2021	2022	2021
Demoraphic data
Number of active participants	13,776	14,584	91,490	96,635
Number of assisted beneficiary participants	1,610	1,686	-	-
(1)	Includes retirement compensation and life insurance benefits.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-52

20.2.8.	Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2023	4,650	16,723	15,254	27,740	64,367
2024	5,157	4,552	16,485	17,807	44,001
2025	5,687	4,933	14,363	18,858	43,841
2026	6,282	5,666	13,658	19,145	44,751
2027	6,919	5,992	12,324	20,237	45,472
2028 to 2032	44,451	37,766	62,940	131,600	276,757
Weighted average duration - in years	17.16	5.68	5.27	9.28	8.35

20.2.9.	Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2022, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.74%	10.74%	102,879	8.74%	141,159
Medical inflation	6.60%	7.60%	141,105	5.60%	102,687
F.G.T.S. penalty
Discount rate	9.66%	10.66%	57,668	8.66%	64,023
Wage growth rate	3.50%	4.50%	54,466	2.50%	53,345
Turnover	Historical	+3%	44,883	-3%	66,993

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, environmental, administrative, tax, social security, labor, and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, civil, environmental, administrative, labor, and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks classified as with probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil, environmental and other		Contingent liabilities (1)		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Beginning balance	400,101	427,302	628,767	634,706	357,013	343,530	131,751	297,182	1,517,632	1,702,720
Additions	116,269	174,491	408,903	301,192	59,302	60,561	-	-	584,474	536,244
Business combination	-	2,848	-	1,969	-	2,217	-	33,891	-	40,925
Reversals	(86,165)	(100,438)	(332,819)	(187,520)	(67,826)	(71,275)	(903)	(199,311)	(487,713)	(558,544)
Payments	(75,249)	(165,578)	(311,047)	(282,956)	(41,064)	(70,304)	-	-	(427,360)	(518,838)
Interest	44,714	61,493	133,987	163,020	50,911	92,438	-	-	229,612	316,951
Exchange rate variation	5	(17)	(1,081)	(1,644)	(32)	(154)	-	(11)	(1,108)	(1,826)
Ending balance	399,675	400,101	526,710	628,767	358,304	357,013	130,848	131,751	1,415,537	1,517,632

Current									867,294	959,132
Non-current									548,243	558,500
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

21.1	Contingencies with probable losses
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-53

21.1.1.	Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax arising from credits on the acquisition of goods for consumption, presumed credit, tax substitution, isolated fines, tax rate differential on seasoned product and others, in the amount of R$64,088 (R$71,928 as of December 31, 2021).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$157,121 (R$141,729 as of December 31, 2021).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, CPRB, INCRA, FUNRURAL, SESI/SENAI/SEBRAE, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF, Finsocial and others, in the amount of R$178,466 (R$186,444 as of December 31, 2021).

21.1.2.	Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these claims is individually significant. The Company recorded a provision based on past history of payments, statistical models and on prognosis of loss.

21.1.3.	Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do. None of these claims is individually significant.

21.2	Contingencies with probable losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2022, the total amount of contingencies classified as possible was R$15,343,060 (R$14,518,170 as of December 31, 2021), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$130,848 (R$131,751 as of December 31, 2021). The remaining possible contingencies are presented below.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-54

21.2.1.	Tax

The tax contingencies for which losses have been assessed as possible amounted to R$13,247,512 as of December 31, 2022 (R$12,499,764 as of December 31, 2021). The most relevant cases are set forth below:

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the non-cumulative system due to divergence on the concept of input and the use in the productive process, the requirement of taxation of revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Laws 2.445/88 and 2.449/88 (“semestralidade”), untimely credits and others, in the amount of R$7,055,855 (R$6,371,171 as of December 31, 2021).

ICMS: The Company is involved in disputes related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$24,370 (R$253,765 as of December 31, 2021); (ii) lack of evidence of exports in the amount of R$77,163 (R$63,361 as of December 31, 2021); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$621,261 (R$567,903 as of December 31, 2021); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$276,521 (R$249,715 as of December 31, 2021); (v) infraction notice about ICMS in Goiás related to the exclusion of the reversal of the tax credit from the calculation base of PROTEGE, in the amount of R$190,198 (R$184,300 as of December 31, 2021); and (vi) R$1,973,524 (R$2,063,603 on December 31, 2021) related to other claims. The relevant reduction in the amounts related to “guerra fiscal”, is mainly due to the recognition of the credits by the States, for which the probability of loss has been changed to remote, according to Complementary Law 160 and ICMS Agreement 190.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% in the incorporation of entities. The contingencies related to these taxes totaled R$1,408,391 (R$1,326,862 as of December 31, 2021).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$779,018 (R$638,361 as of December 31, 2021). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$187,371 (R$182,246 as of December 31, 2021).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$482,687 (R$417,903 as of December 31, 2021).

Other contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS, COFINS and IRPJ not approved awaiting final decision of the compensation processes, drawback proof, tax on services and others of several natures, fees, property tax, import tax and IOF, totaling R$171,153 (R$180,574 as of December 31, 2021).

21.2.2.	Labor

On December 31, 2022 the labor contingencies assessed as possible loss totaled R$257,365 (R$338,999 as of December 31, 2021).

21.2.3.	Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies for which losses were assessed as possible totaled R$1,838,183 (R$1,679,407 as of December 31, 2021) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, administrative and regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do or not to do.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-55

22.	EQUITY

22.1.    Capital stock

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. On the same occasion, the capital increase of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 1, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00, in a total amount of R$5,400,000. From this amount, R$500,000 were allocated to the capital stock and the remaining was allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022 and incurred expenses of R$124,556.

On December 31, 2022, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$217,503, made on July 22, 2009 and February 4, 2022.

22.1.1.	Breakdown of capital stock by nature

	12.31.22	12.31.21	12.31.20
Common shares	1,082,473,246	812,473,246	812,473,246
Treasury shares	(4,356,397)	(5,053,554)	(4,766,084)
Outstanding shares	1,078,116,849	807,419,692	807,707,162

22.1.2.	Breakdown of capital stock by owner

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	12.31.22		12.31.21
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	269,734,803	33.20
Caixa de Previd. dos Func. do Banco do Brasil	67,560,738	6.24	49,829,952	6.13
Kapitalo Investimentos Ltda.	55,730,079	5.15	40,784,398	5.02
Management
Board of Directors	518,900	0.05	6,314,932	0.78
Executives	655,163	0.06	917,317	0.11
Treasury shares	4,356,397	0.40	5,053,554	0.62
Other	593,518,389	54.83	439,838,290	54.14
	1,082,473,246	100.00	812,473,246	100.00

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-56

22.1.3.	Rollforward of outstanding shares

Quantity of outstanding of shares
	12.31.22	12.31.21	12.31.20
Shares at the beginning of the year	807,419,692	807,707,162	811,759,800
Purchase of treasury shares	-	(1,232,300)	(4,836,000)
Issue of shares on 02.01.22	270,000,000	-	-
Delivery of restricted shares	697,157	944,830	783,362
Shares at the end of the year	1,078,116,849	807,419,692	807,707,162

22.2.    Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

	12.31.22	12.31.21	12.31.20
Capital reserves	2,338,476	141,834	141,834
Other equity transactions	(77,825)	(67,531)	246
Share-based payments	195,655	205,949	214,711
Acquisition of non-controlling interest	(273,260)	(273,260)	(214,245)
Capital transactions with controlled entities	(220)	(220)	(220)
	2,260,651	74,303	142,080

22.3.    Absorption of accumulated losses

On January 31, 2022 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$2,703,358.

22.4.    Treasury shares

The Company has 4,356,397 shares held in treasury, with an average cost of R$25.19 per share and corresponding market value of R$36,071.

Quantity of outstanding of shares
	12.31.22	12.31.21	12.31.20
Shares at the beggining of the year	5,053,554	4,766,084	713,446
Purchase of treasury shares	-	1,232,300	4,836,000
Delivery of restricted shares	(697,157)	(944,830)	(783,362)
Shares at the end of the year	4,356,397	5,053,554	4,766,084

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term. Up to December 31, 2022, the Company repurchased 1,232,300 common shares at the cost of R$27,721 under the Restricted Shares Plan. The program ended on April 1st, 2023 and there were no shares repurchased in 2023.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-57

23.	EARNINGS (LOSS) PER SHARE

	Continued operations			Discontinued operations		Continued and discontinued operations
	12.31.22	12.31.21	12.31.20	12.31.22	12.31.21	12.31.22	12.31.21
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,115,455)	499,385	1,518,492	(50,948)	(79,930)	(3,166,403)	419,455
Basic denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481	809,110,872	1,052,606,000	807,929,481	1,052,606,000	807,929,481
Net earnings (loss) per share basic - R$	(2.96)	0.62	1.88	(0.05)	(0.10)	(3.01)	0.52

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(3,115,455)	499,385	1,518,492	(50,948)	(79,930)	(3,166,403)	419,455

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,052,606,000	807,929,481	809,110,872	1,052,606,000	807,929,481	1,052,606,000	807,929,481
Number of potential shares	-	749,167	2,237,936		-	-	749,167
Weighted average number of outstanding shares - diluted	1,052,606,000	808,678,648	811,348,808	1,052,606,000	807,929,481	1,052,606,000	808,678,648
Net earnings (loss) per share diluted - R$	(2.96)	0.62	1.87	(0.05)	(0.10)	(3.01)	0.52

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

24.1.    Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 15, 2022, with a maximum validity of one year and validity in 2023 and is available at the Company’s website.

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

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-58

24.2.    Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

24.2.1.	Credit risk in accounts receivable

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

24.2.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2022, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco Daycoval, Banco do Brasil, Banco Pan, Banco Safra, Banco Santander, Banco Volkswagen, Banco Votorantim, Banco BNP, Banco BTG Pactual, Caixa Econômica Federal, HSBC, J.P. Morgan e XP.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Bank Of America Merrill Lynch, Banco BNP, Banco BTG Pactual, Citibank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank, T.Garanti Bankasi A.Ş. e XP.

24.3.    Capital management and liquidity risk

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

On December 31, 2022, the non-current consolidated gross debt, as presented below, represented 83.75% (86.78% as of December 31, 2021) of the total gross debt, which has an average term higher than nine years.

The Company monitors the gross debt and net debt as set forth below:

	12.31.22			12.31.21
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,954,086)	(10,595,095)	(12,549,181)	(16,343,552)
Local currency loans and borrowings	(1,925,788)	(9,042,031)	(10,967,819)	(9,112,478)
Derivative financial instruments, net	38,397	(164,416)	(126,019)	(223,949)
Gross debt	(3,841,477)	(19,801,542)	(23,643,019)	(25,679,979)

Cash and cash equivalents	8,130,929	-	8,130,929	7,528,820
Marketable securities	418,373	406,402	824,775	794,268
Restricted cash	-	89,717	89,717	24,964
	8,549,302	496,119	9,045,421	8,348,052
Net debt	4,707,825	(19,305,423)	(14,597,598)	(17,331,927)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-59

	12.31.22
	Book value	Contractual cash flow	2023	2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	23,517,000	36,139,951	4,326,351	1,602,785	2,704,626	2,263,426	4,420,322	20,822,441
Principal		24,338,376	2,927,191	972,150	1,940,828	1,200,318	3,429,736	13,868,153
Interest		11,801,575	1,399,160	630,635	763,798	1,063,108	990,586	6,954,288
Trade accounts payable	12,743,087	12,924,646	12,917,187	4,115	1,725	1,619	-	-
Supply chain finance	1,393,137	1,421,706	1,421,706	-	-	-	-	-
Lease liabilities	3,044,934	3,854,512	723,229	638,302	534,429	419,449	322,804	1,216,299
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	206,635	206,635	31,935	52,698	-	-	7,864	114,138
Currency derivatives	17,551	17,551	17,551	-	-	-	-	-
Commodities derivatives	26,730	26,730	26,730	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	6,251	6,251	6,251	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

24.4.    Market risk management

24.4.1.	Interest rate risk

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

The Company’s exposure to interest rates is set forth below:

				12.31.22
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	163,403	(399,625)	(959,700)	(1,195,922)
Fixed U.S. Dollars (USD)	4,368,536	(13,543,817)	3,430,151	(5,745,130)
Fixed Turkish Liras (TRY)	44,676	(512,500)	(208,708)	(676,532)
Fixed Euros (EUR)	88,925	-	490,107	579,032
Fixed Kwanza (AOA)	74,278	-	-	74,278
Fixed Other	39,841	-	-	39,841
Floating
Floating IPCA Reais	-	(5,574,682)	4,590,000	(984,682)
Floating CDI Reais	4,265,762	(2,555,558)	(7,341,850)	(5,631,646)
Floating Libor U.S. Dollars (USD)	-	(130,443)	-	(130,443)
	9,045,421	(22,716,625)	-	(13,671,204)
Interest and fair value adjustment of derivatives	-	(800,375)	(126,019)	(926,394)
Total	9,045,421	(23,517,000)	(126,019)	(14,597,598)

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2022 are presented in the table below:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-60

12.31.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	8,183	7,290
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	(7,864)	73,656
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(66,888)	194,763
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	(8,296)	75,119
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	(37,620)	(1,951)
					4,590,000		(112,485)	348,877
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

24.4.2.	Foreign exchange risk

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

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	12.31.22	12.31.21
Cash and cash equivalents	3,691,668	2,064,631
Trade accounts receivable	6,013,713	6,377,104
Trade accounts payable	(1,484,810)	(1,221,354)
Loans and borrowings	(12,241,309)	(16,726,412)
Other assets and liabilities, net	35,371	49,732
Exposure of assets and liabilities in foreign currencies	(3,985,367)	(9,456,299)
Derivative financial instruments (hedge)	3,721,930	8,454,971
Exposure in result, net	(263,437)	(1,001,328)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	12.31.22	12.31.21
Argentinian Peso (ARS)	(4,614)	(5,783)
Angolan kwanza (AOA)	53,723	318,660
Euros (EUR)	(43,445)	33,381
Chilean Pesos (CLP)	256,121	169,301
Yen (JPY)	(3,268)	77,178
Turkish Liras (TRY)	214,936	266,541
U.S. Dollars (USD)	(736,890)	(1,860,606)
Total	(263,437)	(1,001,328)

The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-61

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2022 and are set forth below:

12.31.22
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Non-deliverable forward	EUR	BRL	1st Qtr. 2023	EUR	88,000	5.7452	(2,059)
Futures - B3	USD	BRL	1st Qtr. 2023	USD	90,000	5.3240	3,939
Non-deliverable forward	USD	TRY	1st Qtr. 2023	USD	30,000	19.2285	(1,294)
Non-deliverable forward	USD	TRY	2nd Qtr. 2023	USD	10,000	20.0300	(2,898)

							(2,312)

12.31.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
FX and interest rate swap	BRF SA BRFSBZ 3.95	2nd Qtr. 2023	FX + 3,95% p.a.	98.77% CDI	234,033	USD	(31,935)	39,107
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	3rd Qtr. 2024	FX + 4,75% p.a.	104.48% CDI	295,363	USD	(52,698)	22,058
					529,396		(84,633)	61,165
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii.	Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2022 are set forth below:

12.31.22
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2023	USD	268,000	5.3950	27,249
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2023	USD	25,000	5.5406	3,337
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2023	USD	3,000	5.5740	(53)
Collar	USD Exports	BRL	USD	1st Qtr. 2023	USD	130,000	5.3785	2,437
Collar	USD Exports	BRL	USD	2nd Qtr. 2023	USD	50,000	5.5296	2,929
Collar	USD Exports	BRL	USD	3rd Qtr. 2023	USD	15,000	5.6892	1,273
Collar	USD Exports	BRL	USD	4th Qtr. 2023	USD	5,000	5.7500	503
								37,675

iii.	Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure. The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2022 are set forth below:

12.31.22
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD (2)	75,673	3.7649	(110,672)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD (2)	108,757	3.7649	(140,614)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD (2)	65,570	3.7649	(94,776)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2026	USD (3)	90,000	5.1629	(4,932)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2026	USD (3)	40,000	5.1629	(2,306)
							(353,300)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-62

24.4.3.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance. The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2022 are set forth below:

12.31.22
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	32,999	ton	441.42	13,379
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2023	20,000	ton	435.41	7,566
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	35,999	ton	478.95	3,647
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2023	33,992	ton	495.63	1,172
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2023	113,077	ton	256.32	3,643
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	67,986	ton	261.09	1,458
Corn future - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2023	18,009	ton	1,514.07	83
Corn future - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	2,700	ton	1,550.00	2
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2023	79,326	ton	1,674.15	(414)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	94,635	ton	1,650.76	229
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2023	3,000	ton	1,353.20	928
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	5,000	ton	1,336.53	1,800
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	5,997	ton	1,328.23	1,428
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2023	501	ton	1,360.69	-
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	8,001	ton	1,410.96	(1,451)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	2,000	ton	1,410.85	(253)
				523,223			33,217
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2022 are set forth below:

12.31.22
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	80,660	ton	255.31	(3,849)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2023	106,019	ton	244.26	(1,376)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2023	6,658	ton	247.27	226
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2024	17,999	ton	245.66	209
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2024	3,999	ton	246.88	45
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2023	594	ton	1,583.55	-
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	212,922	ton	1,474.01	(1,618)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2023	9,990	ton	1,520.03	(94)
				438,842			(6,457)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
12.31.22
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	18,372	5.8861	7,435
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2023	USD	11,984	5.6260	1,069
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	1,646	5.5859	(40)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2024	USD	4,422	5.8015	428
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2024	USD	987	5.8548	84
								8,976

24.5.    Effects of hedge instruments on financial information

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the year, in Other Comprehensive Income (Loss) and in the financial position are set forth below:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-63

Income (loss) for the year
12.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				54,047,327	-	-	54,047,327
Derivatives result		Operating Results	Cash flow	202,655	-	-	202,655
Non-derivatives result		Operating Results	Cash flow	(444,954)	-	-	(444,954)
Net Revenue	26			53,805,028	-	-	53,805,028

Cost of Sales				-	(45,235,052)	-	(45,235,052)
Derivatives result		Operating Results	Cash flow / Fair value	-	(437,324)	-	(437,324)
Cost of Sales				-	(45,672,376)	-	(45,672,376)

Interests on loans and borrowings				-	-	(1,570,190)	(1,570,190)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(281,453)	(281,453)
Foreign Exchange variation on assets and liabilities				474,052	-	-	474,052
Foreign Exchange Derivatives result		Financial Position	Not designated	(899,953)	-	-	(899,953)
Foreign Exchange Derivatives result		Loans in foreign currency	Fair value	(138,218)	-	-	(138,218)
Effects on Financial Result	28			(564,119)	-	(1,851,643)	(2,415,762)

Other Comprehensive Income
12.31.22		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	33,711	(60,348)	-	(26,637)
Non-derivative Instruments – current		Operating Results	Cash flow	(103,686)	-	-	(103,686)
Non-derivative Instruments – non-current		Operating Results	Cash flow	548,639	-	-	548,639
Non-derivative Instruments - non-current		Foreign investments	Net investment	87,929	-	-	87,929
Other Comprehensive Income (1)				566,593	(60,348)	-	506,245
(1)	All effects are presents gross of taxes.
Statement of financial position
12.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	46,651	26,760	(197,118)	(123,707)
Not designated derivatives		Financial Position	Not designated	(2,312)	-	-	(2,312)
Asset / (Liability) net				44,339	26,760	(197,118)	(126,019)

Derivative Instruments - current (2)		Operating Results	Cash flow	37,675	43,398	-	81,073
Non-derivative instruments – current		Operating Results	Cash flow	(548,639)	-	-	(548,639)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(353,300)	-	-	(353,300)
Other Comprehensive Income (1)				(864,264)	43,398	-	(820,866)

Derivatives result		Operating Results	Cash flow / Fair value	-	(18,853)	-	(18,853)
Inventories	7			-	(18,853)	-	(18,853)
(1)	All effects are presented gross of taxes.
(2)	Includes R$4,127 related to the time value of the commodity options contracts.
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-64

Income (loss) for the year
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				48,327,703	-	-	48,327,703
Derivatives result		Operating Results	Cash flow	15,602	-	-	15,602
Net Revenue	26			48,343,305	-	-	48,343,305

Cost of Sales				-	(37,858,788)	-	(37,858,788)
Derivatives result		Operating Results	Cash flow / Fair value	-	(318,821)	-	(318,821)
Cost of Sales				-	(38,177,609)	-	(38,177,609)

Interests on loans and borrowings				-	-	(1,681,078)	(1,681,078)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(33,084)	(33,084)
Foreign Exchange variation on assets and liabilities				(408,269)	-	-	(408,269)
Foreign Exchange Derivatives result		Financial Position	Not designated	157,573	-	-	157,573
Effects on Financial Result	28			(250,696)	-	(1,714,162)	(1,964,858)

Other Comprehensive Income
12.31.21		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(43,978)	(67,560)	-	(111,538)
Non-derivative Instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative Instruments – non-current		Operating Results	Cash flow	334,577	-	-	334,577
Non-derivative Instruments - non-current		Foreign investments	Net investment	(96,555)	-	-	(96,555)
Other Comprehensive Income				(250,909)	(67,560)	-	(318,469)

Statement of financial position
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732

On December 16, 2021, the cash flow hedge relations presented below was discontinued because the hedging instruments was non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

12.31.22
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,639)

								(548,639)
(2)	Average discontinuance rates.
(3)	Effective portion of the accumulated foreign exchange variations on the designated loans.

The amount above will be maintained in Other Comprehensive Income (Loss) until its maturity, according to the previous designation and effectiveness. During the year ended December 31, 2022, the loan Bond BRF SA BRFSBZ 5 7/8, previously designated as hedging instrument for exports, was settled and the amount of R$(444,954) previously accumulated in Other Comprehensive Income (Loss) was reclassified to the statement of income (loss) within Net Sales.

Summarized financial position of derivative financial instruments:

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-65

	12.31.22	12.31.21
Assets
Designated as hedge accounting
Currency derivatives	64,202	27,617
Commodities derivatives	53,490	105,228
Interest rate derivatives	9,517	10,457
Not designated as hedge accounting
Currency derivatives	3,939	2,053
	131,148	145,355

Current assets	120,865	134,551
Non-current assets	10,283	10,804

Liabilities
Designated as hedge accounting
Currency derivatives	(17,551)	(37,959)
Commodities derivatives	(26,730)	(57,608)
Interest rate derivatives	(206,635)	(40,565)
Not designated as hedge accounting
Currency derivatives	(6,251)	(233,172)
	(257,167)	(369,304)

Current liabilities	(82,468)	(327,443)
Non-current liabilities	(174,699)	(41,861)

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-66

24.6.    Sensitivity analysis

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

The information used in the preparation of the analysis is based on the position as of December 31, 2022, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Monetary Assets and Liabilities		2,088,710	1,044,355	417,742	(417,742)	(1,044,355)	(2,088,710)
Derivative Instruments - Not designated		(1,720,265)	(860,133)	(344,053)	344,053	860,133	1,720,265
Net effect		368,445	184,222	73,689	(73,689)	(184,222)	(368,445)

EUR	5.5694	2.7847	4.1771	5.0125	6.1263	6.9618	8.3541

Monetary Assets and Liabilities		266,776	133,388	53,355	(53,355)	(133,388)	(266,776)
Derivative Instruments - Not designated		(245,054)	(122,527)	(49,011)	49,011	122,527	245,054
Net effect		21,722	10,861	4,344	(4,344)	(10,861)	(21,722)

JPY	0.0396	0.0198	0.0297	0.0356	0.0435	0.0495	0.0594

Monetary Assets and Liabilities		1,634	817	327	(327)	(817)	(1,634)
Net effect		1,634	817	327	(327)	(817)	(1,634)

TRY	0.2788	0.1394	0.2091	0.2509	0.3067	0.3485	0.4182

Monetary Assets and Liabilities		(211,822)	(105,911)	(42,364)	42,364	105,911	211,822
Derivative Instruments - Not designated		104,354	52,177	20,871	(20,871)	(52,177)	(104,354)
Net effect		(107,468)	(53,734)	(21,493)	21,493	53,734	107,468

AOA	0.0104	0.0052	0.0078	0.0093	0.0114	0.0130	0.0156

Monetary Assets and Liabilities		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862
Net effect		(26,862)	(13,431)	(5,372)	5,372	13,431	26,862

CLP	0.0061	0.0031	0.0046	0.0055	0.0067	0.0077	0.0092

Monetary Assets and Liabilities		(128,060)	(64,030)	(25,612)	25,612	64,030	128,060
Net effect		(128,060)	(64,030)	(25,612)	25,612	64,030	128,060

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Revenue in USD		(1,293,990)	(646,995)	(258,798)	258,798	646,995	1,293,990
NDF		772,220	386,110	154,444	(154,444)	(386,110)	(772,220)
Collar		511,095	250,210	93,679	(34,277)	(179,827)	(440,712)
Net effect		(10,675)	(10,675)	(10,675)	70,077	81,058	81,058
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-67

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2177	2.6089	3.9133	4.6959	5.7395	6.5221	7.8266

Cost of Sales		(97,601)	(48,801)	(19,520)	19,520	48,801	97,601
NDF		97,601	48,801	19,520	(19,520)	(48,801)	(97,601)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	514	257	385	462	565	642	771

Cost of Sales		31,589	15,795	6,318	(6,318)	(15,795)	(31,589)
Collar		(13,454)	(4,519)	(576)	1,860	7,243	16,214
NDF		(13,648)	(6,824)	(2,730)	2,730	6,824	13,648
Net effect		4,487	4,452	3,012	(1,728)	(1,728)	(1,727)

Soybean Oil - CBOT	1,397	698	1,048	1,257	1,537	1,746	2,095

Cost of Sales		17,112	8,556	3,422	(3,422)	(8,556)	(17,112)
Collar		(6,802)	(3,296)	(1,174)	1,168	3,311	6,817
NDF		(10,100)	(5,050)	(2,020)	2,020	5,050	10,100
Net effect		210	210	228	(234)	(195)	(195)

Corn - CBOT	260	130	195	234	285	324	389

Cost of Sales		(4,447)	(2,223)	(889)	889	2,223	4,447
Collar		(142,169)	(62,790)	(15,926)	10,338	57,544	136,924
NDF		27,258	13,629	5,452	(5,452)	(13,629)	(27,258)
Net effect		(119,358)	(51,384)	(11,363)	5,775	46,138	114,113

Corn - B3	1,517	759	1,138	1,366	1,669	1,897	2,276

Cost of Sales		(21,876)	(10,938)	(4,375)	4,375	10,938	21,876
Collar		(122,349)	(55,057)	(14,682)	7,402	47,444	114,736
Future		151,686	75,843	30,337	(30,337)	(75,843)	(151,686)
Net effect		7,461	9,848	11,280	(18,560)	(17,461)	(15,074)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7.    Financial instruments by category

	12.31.22
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,865,077	-	-	1,865,077
Cash equivalents	-	-	6,265,852	6,265,852
Marketable securities	379,145	11,752	433,878	824,775
Restricted cash	89,717	-	-	89,717
Trade accounts receivable	3,918,570	-	274,493	4,193,063
Other receivables	38,443	-	-	38,443
Derivatives not designated	-	-	3,939	3,939
Derivatives designated as hedge accounting (1)	-	-	127,209	127,209

Liabilities
Trade accounts payable	(12,743,087)	-	-	(12,743,087)
Supply chain finance	(1,393,137)	-	-	(1,393,137)
Loans and borrowings (2)	(16,055,704)	-	(7,461,296)	(23,517,000)
Derivatives not designated	-	-	(6,251)	(6,251)
Derivatives designated as hedge accounting (1)	-	-	(250,916)	(250,916)
	(23,900,976)	11,752	(613,092)	(24,502,316)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-68

	12.31.21
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,193,508	-	-	2,193,508
Cash equivalents	-	-	5,335,312	5,335,312
Marketable securities	418,637	13,338	362,293	794,268
Restricted cash	24,964	-	-	24,964
Trade accounts receivable	3,709,399	-	335,566	4,044,965
Other receivables	97,169	-	-	97,169
Derivatives not designated	-	-	2,053	2,053
Derivatives designated as hedge accounting	-	-	143,302	143,302

Liabilities
Trade accounts payable	(11,714,624)	-	-	(11,714,624)
Supply chain finance	(2,237,975)	-	-	(2,237,975)
Loans and borrowings	(22,087,599)	-	(3,368,431)	(25,456,030)
Derivatives not designated	-	-	(233,172)	(233,172)
Derivatives designated as hedge accounting	-	-	(136,132)	(136,132)
	(29,596,521)	13,338	2,440,791	(27,142,392)

24.8.    Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the year ended December 31, 2022, there were no changes among the 3 levels of hierarchy.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-69

	12.31.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,752	-	11,752	13,338	-	13,338
Fair value through profit and loss
Savings account and overnight	12,720	-	12,720	701,386	-	701,386
Term deposits	2,495,438	-	2,495,438	179,071	-	179,071
Bank deposit certificates	-	3,754,202	3,754,202	-	4,451,214	4,451,214
Financial treasury bills	364,543	-	364,543	324,771	-	324,771
Investment funds	19,018	-	19,018	35,718	-	35,718
Trade accounts receivable	-	274,493	274,493	-	335,566	335,566
Derivatives	-	131,148	131,148	-	145,355	145,355
Other titles	53,809	-	53,809	5,445	-	5,445
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(257,167)	(257,167)	-	(369,304)	(369,304)
Loans and borrowings	-	(7,461,296)	(7,461,296)	-	(3,368,431)	(3,368,431)
	2,957,280	(3,558,620)	(601,340)	1,259,729	1,194,400	2,454,129

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

			12.31.22		12.31.21
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,525,727)	(1,513,221)	(1,653,847)	(1,726,951)
BRF SA BRFSBZ 3.95	USD	2023	(1,185,479)	(1,209,990)	(1,303,821)	(1,337,246)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,119,390)	(2,602,599)	(3,914,280)	(3,993,593)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,463,081)	(2,503,033)	(4,423,083)	(4,521,103)
BRF SA BRFSBZ 5 7/8	USD	2022	-	-	(396,802)	(409,454)
BRF SA BRFSBZ 2 3/4	EUR	2022	-	-	(1,072,454)	(1,076,964)
Debenture - 1st Issue	BRL	2032	(2,571,080)	(2,521,309)	(823,946)	(821,444)
Debenture - 2nd Issue	BRL	2030	(2,355,427)	(2,319,296)	(2,351,363)	(2,382,298)
Debenture - 3rd Issue	BRL	2031	(1,013,639)	(877,103)	(1,034,706)	(915,353)
BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,608,613)	(2,367,075)	(2,779,725)	(2,854,701)
			(17,842,436)	(15,913,626)	(19,754,027)	(20,039,107)

25.	SEGMENT INFORMATION

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

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-70

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

Net sales	12.31.22	12.31.21	12.31.20
Brazil
In-natura	5,976,960	6,002,585	5,014,250
Poultry	4,576,600	4,544,724	3,738,560
Pork and other	1,400,360	1,457,861	1,275,690
Processed	20,878,697	18,729,686	15,944,162
Other sales	142,131	76,618	26,707
	26,997,788	24,808,889	20,985,119

International
In-natura	20,044,710	18,212,688	14,570,620
Poultry	18,110,329	15,818,512	12,246,499
Pork and other	1,934,381	2,394,176	2,324,121
Processed	3,679,233	2,955,431	2,366,204
Other sales	379,192	346,585	303,370
	24,103,135	21,514,704	17,240,194

Other segments	2,704,105	2,019,712	1,244,387
	53,805,028	48,343,305	39,469,700

The income (loss) before financial results for each segment and for Corporate is set forth below:

	12.31.22	12.31.21	12.31.20
Brazil	(352,138)	1,583,899	2,081,150
International	403,661	942,006	1,100,212
Other segments	440,062	393,477	197,233
Sub total	491,585	2,919,382	3,378,595
Corporate	(627,874)	90,405	(327,366)
	(136,289)	3,009,787	3,051,229

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

Corporate	12.31.22	12.31.21	12.31.20
Investigations involving the Company (note 1.3)	(588,774)	(9,003)	(28,004)
Reversal/(provision) for tax and civil contingencies	(50,397)	30,587	(109,088)
Expenses COVID-19 (1)	(1,224)	(74,482)	(81,562)
Gains (losses) with demobilization	1,398	(6,814)	(16,494)
Results with sale and disposal of fixed assets	3,582	65,884	(28,178)
Result in the sale of investments	-	76,148	(62,006)
Arbitration reversal	-	-	14,520
Results with disposal of businesses	-	-	(29,471)
Other	7,541	8,085	12,917
	(627,874)	90,405	(327,366)
(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended December 31, 2022, 2021 and 2020.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-71

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	12.31.22	12.31.21	12.31.22	12.31.21	12.31.22	12.31.21
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,865,390	1,813,986	423,846	275,982	2,289,236	2,089,968
Other segments	457,215	459,699	474,875	474,875	932,090	934,574
	3,474,103	3,425,183	1,881,199	1,733,335	5,355,302	5,158,518

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES

	12.31.22	12.31.21	12.31.20
Gross sales
Brazil	33,325,565	30,700,510	26,017,981
International	25,253,452	22,959,318	18,514,099
Other segments	3,305,974	2,319,991	1,378,344
	61,884,991	55,979,819	45,910,424

Sales deductions
Brazil	(6,327,777)	(5,891,621)	(5,032,862)
International	(1,150,317)	(1,444,614)	(1,273,905)
Other segments	(601,869)	(300,279)	(133,957)
	(8,079,963)	(7,636,514)	(6,440,724)

Net sales
Brazil	26,997,788	24,808,889	20,985,119
International	24,103,135	21,514,704	17,240,194
Other segments	2,704,105	2,019,712	1,244,387
	53,805,028	48,343,305	39,469,700
BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-72

27.	OTHER OPERATING INCOME (EXPENSES), NET

	12.31.22	12.31.21	12.31.20
Recovery of expenses (1)	128,895	135,662	408,161
Provision reversal	1,462	1,143	73,361
Scrap sales	16,226	12,763	12,204
Provision for civil and tax risks	(102,539)	33,311	(68,295)
Other employees benefits	(19,519)	(52,521)	(27,741)
Insurance claims costs	(22,366)	(35,102)	(8,762)
Gains (losses) on the disposal of non-financial assets	(3,985)	141,211	(40,220)
Demobilization expenses	1,398	(6,814)	(19,988)
Expenses with investigations (2)	(588,774)	(9,003)	-
Expected credit losses in other receivables	102	(579)	(989)
Impairment of investments	-	-	(62,090)
Other	43,830	(8,808)	(32,318)
Other operating income (expenses), net	(545,270)	211,263	233,323
(1)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$47,661 for year ended December 31, 2022 (R$62,439 for the year ended December 31, 2021), (R$295,593 of recovery of PIS and COFINS taxes on inputs for the year ended December 31, 2020).
(2)	As mentioned in note 1.3.

28.	FINANCIAL INCOME (EXPENSES), NET

			Restated (1)	Restated (1)
	Note	12.31.22	12.31.21	12.31.20
Financial income
Interest on cash and cash equivalents	4	309,162	118,393	87,694
Income with marketable securities	5	126,106	79,425	59,970
Fair value through other comprehensive income		-	-	1,295
Fair value through profit and loss		70,939	45,093	40,119
Amortized cost		55,167	34,332	18,556
Interest on recoverable taxes (2)	9	307,313	289,772	205,066
Interest on other assets		35,467	45,959	58,623
Financial income on other assets and liabilities (3)		304,887	4,187	9,404
Financial income		1,082,935	537,736	420,757
Financial expenses
Interests on loans and borrowings	15	(1,851,643)	(1,635,604)	(1,524,154)
Interest on contingencies	21	(138,433)	(239,174)	(42,641)
Interest on leases	18	(220,406)	(226,444)	(207,598)
Interest on actuarial liabilities		(47,385)	(46,741)	(33,549)
Discount on assignment of credits		(158,469)	(80,192)	(60,789)
Bank expenses		(91,313)	(85,157)	(57,729)
Taxes on financial income		(26,245)	(27,755)	(65,851)
Put/Call Options Result - Business Combinations		-	(278,618)	579,946
Adjustment to present value	6, 16 and 17	(976,104)	(634,047)	(418,234)
Other financial expenses		(75,767)	(77,883)	(58,855)
Financial expenses		(3,585,765)	(3,331,615)	(1,889,454)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		474,052	(407,472)	(1,179,236)
Derivative results		(1,038,171)	157,573	948,938
Net Monetary Gains or Losses (4)		398,194	(797)	-
Monetary, exchange and derivative results, net		(165,925)	(250,696)	(230,298)
Financial income (expenses), net		(2,668,755)	(3,044,575)	(1,698,995)
(1)	The Company changed the aggregation of the information in order to increase the level of details, restating the comparative balances in accordance.
(2)	For the year ended December 31, 2021, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from SHB, Batávia and UP! Alimentos Ltda. in the amount of R$50,617. For the year ended December 31, 2020, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from Eleva in the amount of R$58,979.
(3)	Gain of R$275,917 in the securities repurchase – early settlement of senior notes (note 15.4).
(4)	Effects of monetary correction resulting from operations in hyperinflationary economy (note 3.5).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-73

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

		Restated (1)	Restated (1)
	12.31.22	12.31.21	12.31.20
Costs of sales
Raw materials and supplies (2)	34,930,469	29,279,943	21,991,557
Salaries and employees benefits (3)	4,690,868	4,280,574	4,181,001
Depreciation	2,319,631	2,080,306	1,873,422
Amortization	185,852	150,514	123,270
Other	3,545,556	2,859,435	2,336,228
Cost of sales	45,672,376	38,650,772	30,505,478

Sales expenses
Indirect and direct logistics expenses	3,415,266	2,698,526	2,159,797
Marketing	801,194	718,151	632,870
Salaries and employees benefits (3)	1,548,788	1,480,314	1,528,659
Depreciation	341,009	345,624	217,732
Amortization	68,317	94,332	91,683
Other	892,574	721,303	670,580
Sales expenses	7,067,148	6,058,250	5,301,321

Administrative expenses
Salaries and employees benefits (3)	319,187	395,892	402,335
Fees	46,602	68,378	67,192
Depreciation	33,896	35,193	47,682
Amortization	43,000	40,385	40,589
Other (4)	202,142	283,112	275,060
Administrative expenses	644,827	822,960	832,858
(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$90,865 for the year ended December 31, 2022 (R$62,910 for the year ended December 31, 2021), (null for the year ended December 31, 2020).
(3)	Includes expenses on restructuring in the amount of: (i) R$14,820 in the cost of sales, (ii) R$20,139 in the selling expenses and (iii) R$10,264 in the administrative expenses (null for the year ended December 31, 2021 and for the year ended December 31, 2020).
(4)	Includes expenses with mergers and acquisitions in the amount of R$7,172 for the year ended December 31, 2022 (R$29,386 for the year ended December 31, 2021), (null for the year ended December 31, 2020).

The Company incurred in expenses with internal research and development of new products of R$33,389 for the year ended December 31, 2022 (R$42,010 for the year ended December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-74

30.	RELATED PARTIES

	Accounts receivable		Trade accounts payable
	12.31.22	12.31.21	12.31.22	12.31.21
Marfrig Global Foods S.A.	11,251	9,252	(26,970)	(36,058)
Marfrig Chile S.A.	2,258	1,434	(42)	(24)
Quickfood S.A.	18,531	8,690	-	-
Marfrig Alimentos S.A.	98	-	-	-
Pampeano Alimentos S.A.	217	-	-	-
Total	32,355	19,376	(27,012)	(36,082)

	Sales		Purchases
	12.31.22	12.31.21	12.31.22	12.31.21
Marfrig Global Foods S.A.	76,553	89,311	(572,357)	(328,956)
Marfrig Chile S.A.	15,273	4,866	(1,187)	(93)
Quickfood S.A.	84,875	38,058	-	-
Marfrig Alimentos S.A.	242	139	-	-
Pampeano Alimentos S/A	237	-	-	-
Total	177,180	132,374	(573,544)	(329,049)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2022, the balance of these transactions was R$$2,156,987 (R$2,327,576 as of December 31, 2021).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2022 the total amount of lease payments was R$22,241 (R$20,647 for the year ended December 31, 2021).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000 (seven hundred million Brazilian reais). BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

30.1.    Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	12.31.22	12.31.21	12.31.20
Salary and profit sharing	35,547	61,088	67,814
Short-term benefits (1)	1,263	1,149	2,777
Private pension	834	1,189	1,323
Termination benefits	1,237	2,118	8,417
Share-based payment	27,210	29,198	17,397
Total remuneration and benefits paid to professionals	66,091	94,742	97,728
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$18,072 for the year ended December 31, 2022 (R$29,526 for the year ended December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-75

31.	GOVERNMENT GRANTS

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

For the year ended December 31, 2022, the government grants totaled R$337,980 (R$147,463 for the year ended December 31, 2021), (R$153,762 for the year ended December 31, 2020), which were registered in the statement of income (loss) as Net sales, Cost of sales and Other operating income (expenses), net, according to the nature of each grant.

32.	COMMITMENTS

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

12.31.22
Current	6,152,570
Non-current	2,257,101
2024	971,287
2025	440,474
2026	297,303
2027	300,972
2028 onwards	247,065
Total	8,409,671

33.	INSURANCE COVERAGE

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

		12.31.22
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,185,640
Transport of goods	Coverage of goods in transit and in inventories.	788,279
Civil responsability	Third party complaints.	417,416

Each legal entity has its own coverages, which are not complementary.

34.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2022:

(i)	Capitalized loan interest: for the year ended December 31, 2022 amounted to R$93,261 (R$57,001 during the year ended December 31, 2021).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the year ended December 31, 2022 amounted to R$1,178,709 (R$686,764 for the year ended December 31, 2021).

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-76

35.	EVENTS AFTER THE REPORTING PERIOD

35.1.    Earthquake in Turkey

On February 6, 2023 an earthquake of significant magnitude hit Turkey and Syria. Banvit, BRF´s subsidiary in Turkey, does not have plants closer to the affected location, therefore, no impact on its operations was observed.

35.2.    Decision on subjects 881 and 885 by the Federal Supreme Court

On February 8, 2023, the Brazilian Supreme Court (“STF”) has unanimously decided that a final decision favorable to companies on taxes paid on a continuous basis will lose its effect if the STF subsequently judges it otherwise. The Company assessed the issue judged in this decision, which covers Social Contribution on Net Income, and informs that it regularly collects the contribution.

The Company also assessed other taxes covered by the decision rendered and there are no cases with a final and unappealable decision in favor of BRF and that have an unfavorable decision in the STF. Therefore, no impact was observed on this Financial Statement.

35.3.    Prospection for the sale of the pet food operation

The Company announced on February 28, 2023 that has engaged Santander bank as financial advisor to assist on the sale of the pet food operation, which is conducted by the subsidiaries BRF Pet S.A., Mogiana Alimentos S.A., Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L. (“Transaction”) and reported under Other segments in note 25.

The Transaction will be conducted through a competitive process which is in its initial stage.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-77

36.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and the issuance authorized by the Board of Directors on April 28, 2023.

BRF S.A. | 2022 AND 2021 CONSOLIDATED FINANCIAL STATEMENTS	F-78