Form 20-F
period 2023-12-31
BRF S.A.
filed 2024-04-19
CIK 1122491

As filed with the Securities and Exchange Commission on April 18, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
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

Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre Jequitibá
Condomínio Parque da Cidade, Chácara Santo Antônio – 04730-090

São Paulo – SP, Brazil
(Address of principal executive offices)

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer
Telephone. (5511) 2322-5377, Fax (5511) 2322-5740
Av. Das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre Jequitibá
Condomínio Parque da Cidade, Chácara Santo Antônio – 04730-090

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

At December 31, 2023, there were 1,678,656,067 common shares, with no par value, outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

i

ii

iii

PART I.

INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil, or Brazil, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, together with its consolidated subsidiaries, and (3) “common shares” are references to the BRF’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar. All references to “euro” or “EUR” or “€” are to euros, the official currency of the Eurozone in the European Union. All references to “TRY” are to the Turkish lira, the official currency of Turkey. All references to “SGD” are to the Singapore Dollar, the official currency of Singapore. All references to “SAR” are to the Saudi riyal, the official currency of Saudi Arabia. All references to “CLP” are to the Chilean Peso, the official currency of Chile.

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

We prepared our annual consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board, or IASB. We have made rounding adjustments to reach some of the figures included herein. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “plan,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of future regulation and the effects of competition. They appear in a number of places in this annual report, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and include statements regarding the intent, belief, projections or current expectations of the Company, its directors or its executive officers about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.

These factors include: (i) the risk of outbreak of animal diseases and of pandemics, epidemics and similar crises (like the COVID-19 pandemic) particularly in Brazil and our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts on our business, operations, cash flows, prospects, liquidity and financial condition, (ii) uncertainty, volatility and disruption in the global markets caused by rising inflation, increasing interest rates, supply chain disruptions, tight labor markets, volatility in commodity prices, energy crisis and geopolitical instability resulting, among other things, of the invasion of Ukraine by Russia and the war in the Middle East, (iii) health and food safety risks related to the food industry, (iv) the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes, (v) risks related to climate change, (vi) the risk of any shortage or lack of water or other raw materials necessary for our business, (vii) the risk of cybersecurity breaches, (viii) more stringent trade barriers in key export markets and increased regulation of food safety and security, (ix) compliance with various laws and regulations, (x) general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with corruption and other investigations and uncertainties related to the ability of the elected government to continue promoting economic and financial reforms in the country, any of which may negatively affect growth prospects in the Brazilian economy as a whole, (xi) the potential unavailability of transportation and logistics services, (xii) the implementation of our principal operating strategies, including through divestitures, acquisitions or joint ventures, (xiii) risks related to new product innovation, (xiv) strong international and domestic competition, (xv) risks related to labor relations, (xvi) the protection of our intellectual property, (xvii) the risk that our insurance policies may not cover certain of our costs, (xviii) our ability to recruit and retain qualified professionals, (xix) risks related to our indebtedness, (xx) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (xxi) the direction of our future operations, (xxii) the existence of a controlling shareholder, who has the ability to take action not aligned with other shareholders or to dispose of all or any portion of the common shares it holds, and (xxiii) other factors identified under “Item 3. Key Information—D. Risk Factors.”

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

Our forward-looking statements speak only as of the date of this annual report or as of the date they are made, and except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

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

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and disease control. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (i) in the case of hogs and certain other animals, foot-and-mouth disease, influenza (H5N1) and African swine fever and (ii) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome (PRRS), which broke out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea (PEDV), which broke out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever, which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. There have been outbreaks of classical swine fever in Brazil, and an occurrence of such outbreaks in the free zones where we source our hogs for production could require us to dispose the affected hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza, or HPAI, in recent years. In a small number of highly publicized cases, avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including disposal of afflicted poultry flocks.

In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization. The cases reported were caused by the H5N1 virus. In early 2017, Chile confirmed the occurrence of avian influenza. In 2019 and 2020, several countries within Europe, Asia and Africa reported cases of HPAI in poultry. Additionally, Mexico reported cases in 2019, the United States reported cases in 2020 and Japan, China and certain countries within Europe reported cases in 2021. Finally, in 2022, according to the World Organization for Animal Health, several HPAI subtypes were reported in many countries in Europe, Asia and the Americas, with cases involving poultry and non-poultry birds. In addition, in accordance with information published by the Brazilian Ministry of Agriculture, Livestock and Food Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, in 2022, cases of HPAI involving poultry and non-poultry birds were reported in countries close to Brazil including Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela.

In late 2022, the Americas region experienced an increase in cases of HPAI in some countries, including Canada, United States, Mexico, Colombia, Chile, Venezuela and Peru. In January 2023, the Pan American Health Organization issued an alert in response to the increasing detection of outbreaks of avian influenza in birds in ten countries of the Americas region, considering the confirmation of the case of human infection of avian influenza in South America. According to MAPA, 151 cases of avian influenza were registered in Brazil (148 in wild birds and 3 in subsistence poultry). Thalasseus acuflavidus and Thalasseus maximus, which belong to the tern’s family, were responsible for approximately 75% of the cases in wild birds, majorly diagnosed along the Brazilian coast. However, none have been registered in commercial poultry, and there are no records of contamination from the consumption of properly prepared chicken or eggs, according to the World Health Organization (WHO). As a result of the HPAI outbreak, some countries may suspend imports from Brazil, especially considering that Brazil does not have many regional trade agreements for the sale of poultry. For instance, between June and November 2023, Japan suspended imports of poultry meat, eggs, live poultry and day-old chicks from the states of Espírito Santo, Santa Catarina and Mato Grosso do Sul. All embargoes have been lifted since then. However, Japan adopted a more restrictive import policy, only allowing exports from these states after a period has lapsed without new infection cases and provided that a detailed HPAI report is delivered.

Although there have been no reported cases of avian influenza in commercial production in Brazil, there are concerns that an outbreak of HPAI may occur in the country in the future, considering several outbreaks of HPAI have been reported in wild birds. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Although we have a contingency plan in place, preventive actions adopted by us and by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

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

Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets. Global markets have experienced economic uncertainty, volatility and disruption following Russia’s invasion of Ukraine on February 24, 2022, the attack by Hamas on Israel on October 7, 2023 and the airstrikes launched by Iran on Irael on April 14, 2024. Although the length and impact of these ongoing military conflicts are highly unpredictable, the conflicts in Ukraine, the Middle East and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

•	credit and capital market disruptions;
•	significant volatility in commodity prices (such as grains, fertilizer inputs and oil and gas);
•	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);
•	increased costs of resources (such as energy, biomass, natural gas and coal) for our operations;
•	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market and a substantial increase in the prices of our raw materials as a result;
•	potential appreciation of the U.S. dollar;
•	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and
•	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers. In addition, in the event there is a slowdown or disruption of the global and local supply chains, we may face interruptions in our production if we are not able to proactively manage our inventory and enter into strategic partnerships with suppliers.

Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to far-reaching sanctions, export control restrictions and other penalties being levied by the United States, European Union and other countries against Russian entities and individuals, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets. See “—A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.” While our exposure to Russia and Ukraine is limited, current and future sanctions could significantly and adversely affect our business, financial condition and results of operations, including, for example, cancellation and difficulty in exporting goods to Russia, potential sanctions in the marketing of our products to Russia and threats to the safety of our employees in Russia and other locations close to the conflict.

In addition, the invasion of Ukraine by Russia has deeply impacted the whole grains and poultry supply chain worldwide. As one of the largest producers and exporters of wheat and poultry, Ukraine faces severe restrictions in its production and export capacity because of the war, which has contributed to an increase in grain and poultry prices internationally. Ukraine’s production limitations have reduced the international supply of poultry and raw materials essential to our industry, and they have therefore contributed to higher prices worldwide. It is not possible to predict when the war is going to end and, as a result, when the supply chain will stabilize, which events may adversely affect our margins. If the war results in a split in Ukraine’s territory and Russia blocks Ukraine exports through the Black Sea, the global food market could face turmoil.

The conflict between Russia and Ukraine also led to an increase in energy prices in Europe (especially natural gas, electricity and biomass inputs). In particular, the conflict stimulated demand for biomass inputs in the European market, reducing supply to meet international demand and leading to higher prices and, consequently, higher inflation. These conditions generally increased our costs and brought greater volatility to our margins. For example, there was an increase of 19.6% in the cost of biomass inputs in 2023 when compared to 2022, and of 46.4% in 2022 when compared to the previous year. Economic sanctions imposed on Russia also caused an acute shortage in the supply of oil and natural gas in global markets, leading to an increase in energy prices from January 2022 and reaching the highest year-over-year growth since tracking began in 1971 in the Organization for Economic Co-operation and Development, or OECD, in June 2022.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, Hamas launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. Since the beginning of the war, the Lebanese armed group Hezbollah has launched several attacks against Israel in support of Hamas, thus escalating the conflict onto Lebanese and Syrian territories. On April 14, 2024, in response to a suspected Israeli strike on Iran’s consulate in Syria, Iran launched an airstrike on Israel, thus increasing the chances of further escalation of the conflict in the region. The intensity and duration of the war in the Middle East is difficult to predict, and as are such war’s economic implications on our business and operations, as well as on the global geopolitical instability. According to the World Bank, a prolonged Israel-Hamas conflict and an escalation of the conflict in the region could trigger substantial oil and other energy supply disruptions, which would increase production and transportation costs for both food and fertilizers.

Since October 2023, in the aftermath of Israel’s response to the Hamas attack, the Iranian-linked Houthis in Yemen have been launching continuous attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits, causing cargo flow disruptions, and disrupting global shipping. In response, shipping companies, including those we hire to transport our products, have taken temporary proactive measures to protect their fleet, the vessels and the cargo they are transporting by re-routing vessels on the Suez Canal and the East Mediterranean trade, as permitted by international legislation. According to the United Nations Conference on Trade and Development - UNCTAD, freight going through the Suez Canal dropped by 45% in the last quarter of 2023. The re-routing of vessels significantly increased traffic in bunkering ports on the alternative routes and caused bunker fuel demand on such routes to rise sharply. Shipping companies have been repassing the costs of re-routing vessels to their customers, including us, which significantly increased our freight costs for the shipping of products to Europe or other countries on the same route.

Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. The complexity of commercial relationships and the change in the tariff policies can result in fluctuations on our transportation and logistics costs. Global supply chains, on which we heavily rely, may also face additional challenges, requiring effective mitigation strategies. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Economic and political uncertainty and potential interest rate increases in the United States may also create uncertainty in the Brazilian economy. The U.S. presidential and congressional elections are scheduled to take place in November 2024. The relationship between Brazil and the United States can be adversely affected depending on the outcome of the 2024 elections in the United States. Further, the elections may result in significant uncertainty with respect to, and could result in changes in, legislation, regulation and government policy at the federal, state and local levels. Any such changes could significantly impact our business as well as the markets in which we compete in the United States. Specific legislative and regulatory changes that might materially impact us include, but are not limited to, renegotiation of existing trade agreements, changes in import and export regulations and the adoption of new and increased import taxes, tariffs (including a threat of a 10% tariff to be applied across-the-board) and other barriers to import, and customs duties, public company reporting requirements, environmental regulation and antitrust enforcement. Environmental cooperation, in turn, including funds to combat deforestation and other green investments, can also face more difficulties. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate their impact. To the extent changes in the U.S. political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

In addition, our results may be adversely affected by global inflation, the continued destabilizing economic and social impact of the COVID-19 pandemic, especially in developing countries, the current trend of high interest rates set by central banks in many countries to deflect the effects of rising prices and a general expectation of a slowdown in global economic growth, driven by the Chinese economy’s low growth prospects for 2024, which in turn can have a negative impact in the growth rates in Brazil. High inflation rates, especially in food prices, tend to impact more drastically—but not exclusively—the lower income classes, resulting in a broad negative impact on purchasing power and consumption levels. Geopolitics instability also can cause volatility in local currencies, which may adversely affect international commercial transactions and industry costs.

We are continuing to monitor the situation in Russia, Ukraine, the Middle East and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including Listeria monocytogenes, Salmonella enteritidis, Salmonella tiphimurium and E. coli O157:H7. These pathogens can also be introduced to our products during production (field, transport or slaughterhouse) or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. Spoilage, especially spoilage due to failure of temperature-controlled storage and transportation systems, is also a risk. The systems we maintain to monitor food safety risks throughout all stages of production and distribution could fail to function properly and product contamination could still occur. Failures in our systems to ensure food safety could result in harmful publicity that could cause damage to our brands, reputation and image and negatively impact sales, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

In the first half of 2022, during routine laboratory analysis of poultry meat produced in our facility, in Dois Vizinhos, in the Brazilian state of Paraná, we identified a significant deviation in the level of dioxin in a sample of poultry meat due to an inadvertent deviation in feed ingredients. After conducting a corresponding risk analysis and laboratory review of the quality of our poultry meat, we started safety procedures to identify possible deviation in other lots of poultry meat and to remedy the source of such deviation. We incurred in substantial costs with laboratory analysis, special work force allocation, replacement of feed ingredients and discarding and transporting certain lots of poultry meat as a result of these safety procedures and commercial costs as a result of shipment delays. In the future, a product that has been actually or allegedly contaminated could result in product withdrawals or recalls, disposal of product inventory, negative publicity, temporary plant closings, substantial cost of compliance or remediation and potentially significant product liability judgments against us. Any of these events could result in a loss of demand for our products, which may have a material adverse effect on our business, brands’ reputation, and results of operations, financial condition and prospects.

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

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, oil, hogs, packaging (resin, petrol), food ingredients, animal feed ingredients and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. For example, the war in Ukraine brought a significant increase in the prices of agricultural commodities such as corn, wheat and soybeans, in part caused by the increase in the use of these commodities for energy generation purposes, reducing the supply for international consumption. This directly affected our costs and increased volatility in our margin. Additionally, the price of poultry also increased as a result of the war, considering Ukraine is an important player in poultry production. Although the prices of grains and animal protein have more recently come down, if in the future the cost of commodities increases more than expected and the price of poultry does not follow the same trend, then we may be adversely affected. The war in the Middle East could further increase production and transportation costs for both food and fertilizers if it causes an oil price spike. Other factors that affect supply and demand include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, new variants of COVID-19 and/or a new virus of global magnitude, animal and crop diseases, cost of national and international freight and exchange rate and interest rate fluctuations. In addition, prices are also constantly affected by weather, climate events and seasonality, fertilizers prices, biofuel policies, export taxes, as well as political and trade disputes around the world, expectations and/or uncertainty about the future. Any changes in raw material prices may have major impact on our business.

Our industry, both in Brazil and abroad, is generally characterized by cyclical periods of higher prices and higher profitability, followed by overproduction, leading to periods of lower prices and lower profitability or losses. There can be no assurance that we will be able to adequately adapt to any unexpected changes in cyclicality or volatility, which may have an adverse effect on our operations and financial results.

Natural disasters or extreme weather, including floods, earthquakes, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of poultry and pork or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems. In February 2023, a 7.8 magnitude earthquake occurred in Turkey causing severe damage to infrastructure in various areas of the country. As a result, there have been supply chain and workforce disruptions, which have adversely affected our operations in the country.

Climate change may negatively affect our business and results of operations.

According to the 19th Global Risks Report published by the World Economic Forum in January 2024, risks related to extreme weather are considered to be the most pressing for the world in the short term (i.e., 2024 and 2025) and for the next 10 years. Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been promoted globally. As the participating nations agreed on the target to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels at the UN Climate Change Conference in Glasgow (COP26) held in 2021, and such target was reaffirmed at COP27 held in Sharm el-Sheikh in 2022 and again at COP28 held in Dubai in 2023, governments and others have been accelerating their measures to counter climate change. However, according to the First Global Stocktake Report on the implementation of the climate landmark agreement released by UN Climate Change in December 2023, despite increased efforts by some countries, actions carried out so far are insufficient to limit the global temperature rise to within 1.5 degrees Celsius and meet the goals of the Paris Agreement. In an effort to keep this target within reach, nearly 200 parties participating in the COP28, including Brazil, agreed to a deal that calls for transitioning away from fossil fuels in energy systems, so as to achieve net zero by 2050. Therefore, addressing climate change risks, among various environmental and social issues, has become increasingly important.

Brazil’s nationally determined contribution (NDC) is to reduce greenhouse gases by 37% in 2025 and 43% in 2030, in comparison to 2005 levels. New secretariats were created with a focus on the climate agenda, bioeconomy and the fight against deforestation. The goal is to fight climate change, increase the use of sustainable bioenergy and renewable energy sources, define guidelines for Net Zero and implement initiatives for the protection of biodiversity.

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

In the last century, water use has grown globally. According to the OECD Environmental Outlook to 2050: The Consequences of Inaction – Key Facts and Figures, by 2050 water scarcity will affect more than 40% of the global population, with approximately 2.3 billion people around the world expected to be living in water-stressed areas if no action is taken. Water is an essential resource for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. The industrial use of water may also adversely affect its availability. In some of our units in the Brazilian states of Santa Catarina, Paraná and Goiás and also in our unit in Turkey, we experienced a reduction in water supply in the last ten years. To manage the shortage in water and maintain our regular operations, we incurred incremental costs to obtain water from more abundant river basins that are located further from our production facilities (sometimes using water trucks). For example, in 2023, due to an extreme drought in nearby rivers, we had to activate our contingency plan for water supply in the Concórdia and Chapecó units located in the state of Santa Catarina, which included the use of water trucks to supply water within a range of around 40 kilometers from these units. As a result, the shortage or lack of water, including the increasing risk of droughts in the regions where we operate and associated costs to minimize the impact on our operations, represent a critical risk for our business and may materially and adversely affect our business and results of operations. We are also subject to restrictions on the volume of water that we can collect from the environment under our water usage permits, which may be lower than the actual water demands of our business in these areas. In the event we cannot collect enough water to meet our operational demands, due to restrictions under water permits or otherwise, our business and results of operations may be materially adversely affected.

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

In 2017 and 2018, as a result of the regulators’ inquiries and the public announcement of allegations of wrongdoing involving us and other companies in the Brazilian meat industry in the context of the Carne Fraca Operation and Trapaça Operation, some export markets were temporarily closed and raised additional trade barriers and our average selling prices for some products and in some markets decreased. For instance, the European Union imposed certain commercial sanctions on us due to the abovementioned operations, which caused us to significantly reduce our production of turkey since 2018 as the European Union was our main consumer market for this product. For additional information, see “—Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.”

Some countries, such as Russia and South Africa, have a history of erecting trade barriers on imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. More recently, the European Union and the United Kingdom have been discussing and already applying certain regulations related to sustainability that may result in additional trade barriers, such as the Due Diligence on Deforestation and the Carbon Tax Adjustment Mechanism. There is a trend in relevant markets to enforce environmental-related regulations that might adversely affect our results in the future if we fail to comply with them. The United Kingdom Environment Act was adopted on November 9, 2021, laying down a framework to address deforestation, pursuant to which a regulated person or entity must not use a commodity associated with forest risk or derived product in its commercial activities. Likewise, the EU Deforestation Regulation, which came into force on June 29, 2023, requires companies trading in seven commodities (cattle, cocoa, coffee, oil palm, rubber, soya, and wood) as well as products derived from these commodities to conduct extensive due diligence to ensure deforestation-free supply chains. The U.S. Department of State opened a public consultation, from October to December 2022, entitled “Request for Stakeholder Input on Options for Combating International Deforestation Associated with Commodities”, which may result in the discussion or creation of specific legislation on the matter. The bill of the U.S. FOREST Act of 2021, currently under review by the U.S. Congress, would prohibit the importation of products made wholly or in part of six listed commodities – palm oil, soybeans, cocoa, cattle, rubber, and wood pulp – produced on land illegally deforested after the date the law comes into effect. These regulations or related laws, in particular those included in the “Farm to Fork Strategy” of the European Union, as well as related regulations in other countries inspired by these policies, may impose a greater compliance burden on us and negatively affect our operations and our results.

Other countries have also imposed trade barriers against our products. For example, in August 2017, the Chinese government initiated an antidumping investigation in connection with Brazilian exports of whole chicken and chicken parts, including our exports. The investigation ended in February 2019, and Brazilian exporters agreed to certain minimum export prices for sales to China. In August 2018, Iraq increased the tariff on poultry products from 10% to 60%. In addition, in 2021, the South African government opened up an anti-dumping investigation against certain Brazilian poultry exporters (we are not being investigated), which may result in the imposition of new restrictive measures towards Brazilian exporters. The South African government imposed a 265% provisional tariff for companies that did not file for an individual defense, which was our case. On August 1, 2022 the dispute settlement system of the existing bilateral agreement with the Southern African Customs Union (SACU) decided in favor of the European Union on a dispute against South Africa over a safeguard measure that included an extra import tariff for frozen chicken of 35.3%. After this decision, the South African government decided to suspend the application of the import tariffs under the anti-dumping investigation affecting Brazilian exporters, including us, for a period of 12 months. However, in August 2023 the anti-dumping tariffs on Brazilian chicken were restored, and are currently affecting Brazilian chicken exports to South Africa.

There can be no certainty that local governments will not impose further restriction to poultry and/or food trade. In the Middle East, in Saudi Arabia, one of our main export markets, the Saudi Food & Drug Authority, or the SFDA, tried to decrease imports by reducing the required poultry shelf-life from one year to 90 days. The change in the technical rules for the validity of in-natura frozen chicken and its cuts was notified to the World Trade Organization, or WTO, in May 2021, but Saudi Arabia reversed the change in shelf-life in August 2021. In addition, in March 2021, the SFDA started a reinforced control system on imported meat, resulting in up to three months delays in products clearance at WTO ports and thus negatively affecting our business results. However, the SFDA withdrew the implementation of this measure.

We face other risks from a sanitary perspective. For example, African swine fever or HPAI in some countries in the Americas carry along with them the risk of market closures in case of an outbreak in Brazilian territory. Especially toward the end of 2022, the Americas region experienced an upsurge in cases of HPAI in certain countries, including Canada, the United States, Mexico, Colombia, Chile, Venezuela and Peru. As a result, certain countries suspended imports from Brazil, and there is a possibility that other countries may follow or suspend imports from some Brazilian regions where outbreaks are recorded. If cases of HPAI are confirmed within the Brazilian territory, it is uncertain how our export markets will react, considering that any restriction on imports from Brazil might have a negative impact on our business. For more information, see “—Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.”

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

Trade disputes between other countries also create uncertainties that may adversely affect Brazilian exports and our operations. For instance, the United States and China engaged in a trade dispute for almost 18 months, which affected the global economy and prices of certain of our raw materials, including corn, soy meal and soybeans. On January 1, 2020, the United States and China signed the first phase of a trade agreement expected to alleviate the tensions between the two countries, which expired in December 2021 with almost all of the two sides’ tariffs in place. A second phase of the agreement is expected to be even more difficult to achieve. The Biden administration has not withdrawn tariffs on Chinese imports, and the United Sates is expected to maintain the 25% tariffs on a wide range of US$250 billion of Chinese industrial goods and components used by the U.S. manufacturing sector. There can be no assurances that the trade dispute will be fully resolved and that the global economy (as well as prices of certain of our raw materials) will not be further affected by it. The U.S. agribusiness sector, on the other hand, largely benefited from the agreement, with a significant increase in poultry and pork exports, the reopening of the Chinese market to U.S. poultry exports, which had been halted since 2015 due to an avian influenza outbreak, and the accreditation of over 1,000 U.S. plants. These factors have positively affected the United States’ market share of Chinese agricultural imports, which in turn has negatively affected Brazil’s market share. We cannot control whether commercial tensions between China and the United States will increase again, or whether our business will be adversely affected as a result. Both improvements in the countries’ commercial relations and new mutually beneficial trade agreements at the expense of other countries may have a material adverse effect on our results of operations.

In addition, in April 2018, Saudi Arabia instituted a no-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. We, along with other Brazilian companies, were therefore required to migrate our production processes to non-stunning slaughters in order to supply the Saudi Arabian market. More recently, Saudi Arabia instituted additional complex and costly halal compliance requirements. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of our plants. One of our plants (Lajeado, Rio Grande do Sul), which had previously produced chicken meat for the Saudi Arabian market, was not included as an authorized plant. The continuous shifting of our production of chicken meat for Saudi Arabia to the authorized plants and modifications in our authorized plants’ processes to comply with halal requirements may result in decreased revenues and additional expenses.

Beginning in August 2019, Saudi Arabia banned the import of seasoned chicken meat produced in our Kezad facility, in Abu Dhabi, United Arab Emirates. The embargo was a result of Saudi Arabia’s Vision 2030 Plan, announced in April 2016 as a national development plan, which included policies to reduce the country’s dependence on oil, diversify its economy and substitute imports with local production. Saudi Arabia then expanded the embargo to the other products from our Kezad facility. Although the embargo was partially lifted in July 2022, there can be no assurance that the Saudi Arabian government will not further restrict our ability to export our products to the country, which may result in a material adverse impact on our business, financial condition and results of operations.

Additionally, the Saudi government requires the issuance of an import permit for poultry, its products, eggs and other animal products. In the future, this system may adversely affect our exports to the country, since it might be used by local authorities as a means to control the entry of products and thus, artificially affect demand and offer and, consequently, prices, which run counter to basic principles of international trade rules and regulations.

The Chinese government has in the past suspended exports of poultry and pork from our Lucas do Rio Verde-MT plant and of poultry from our Marau-RS plant. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations— Effects of Trade and Other Barriers—Non-Tariff Barriers— Sanitary barriers.” Furthermore, China announced the end of the 8% special pork import tariff, implemented in 2019, and the consequent return to the normal 12% tariff as of January 1, 2022. The end of the special tariff was a response of the Chinese government to the return of the local price of hogs to its normal levels. According to Boyar China (data from January 2024), the total volume of pork and its by-products imported by China decreased by 5.3% in 2023 when compared to 2022.

A decrease in our ability to export our products to key markets may result in a material adverse impact on our business, financial condition and results of operations.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.

We are subject to several data protection laws in the jurisdictions in which we operate including, but not limited to, the LGPD, the GDPR, Turkey’s Law on the Protection of Personal Data No. 6698 dated April 7, 2016, or the LPPD and China’s Personal Information Protection Law dated August 20, 2021, or the PIPL. Specifically with respect to Brazil, the LGPD provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as the creation of the Brazilian National Data Protection Authority, or the ANPD.

Although we seek to make our operations compliant with those laws and enhance the security of our personal data processing activities, if we do not comply with any data protection law to which we are subject, both we and our subsidiaries may be subject to sanctions, either individually or cumulatively, including warnings, obligations to disclose incidents, temporary blocking or deletion of personal data, and penalties of up to 2% of the revenue of our group (limited to R$50.0 million), according to the LGPD, and up to 4% of the revenue of our group according to the GDPR. In addition, we may be held liable for material, moral, individual, or collective damages caused by us, and may be held jointly and severally liable for material, moral, individual or collective damages caused by our subsidiaries.

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

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate. We incur significant costs in connection with our efforts to comply with applicable food safety and processing rules. Changes in regulations required from Brazilian government authorities and the markets in which we operate relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected outside of Brazil by foreign food safety authorities, and any failure to pass those inspections could result in us being required to return all or part of a shipment to Brazil, recall certain products, dispose of all or part of a shipment or incur costs because of delays in delivering products to our customers. We have adopted various international animal welfare standards to address our customers’ expectations. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We depend on fast and efficient transportation and logistics services to, among other things, deliver raw materials to our production facilities, deliver animal feed to our poultry and pork growers, deliver eggs, day-old chicks, day-old turkeys and pigs to integrated producers, deliver pigs to slaughterhouses and distribute our products. Any prolonged disruption of these services may have a material adverse impact on our business, financial condition and results of operations. For example, on May 21, 2018, a national truckers’ strike commenced in Brazil regarding increases in fuel prices. The strike materially disrupted the supply chain of various industries across the country, including the supply chain of raw materials to our production facilities and the delivery of animal feed to our poultry and pork growers, and, at its peak, led to the suspension of the operation of all our production facilities located in Brazil. Furthermore, this strike also materially affected the regular functioning of the ports from where our products are exported. We incurred increased costs in connection with the truckers’ strike and were required to dispose of certain animals as a result of the strike. There can be no assurance that the truckers will not seek to engage in any future strikes if, for instance, there is a steep rise of fuel prices and the Brazilian federal government or any other party involved is unable to meet the demands of the truckers in a satisfactory manner. Any such strike could adversely affect our supply chain or the operation of our production facilities. In addition, a significant increase in fuel prices and transportation service rates as well as any other reduction in the reliability or availability of transportation or logistics services, including as a result of, among other things, flooding in ports, warehouse fires, global shipping container shortages, or labor strikes, could adversely affect our ability to satisfy our supply chain requirements and deliver our products to our customers in a commercially viable manner. Any such disruption to the transportation or logistics services that we depend on could have a material adverse impact on our results of operations and financial condition.

On June 30, 2023, the Brazilian Federal Supreme Court, or STF, rendered null and void certain parts of Law No. 13,103/2015, or the Truck Driver’s Law, relating to working hours and daily and weekly resting periods. This decision has increased truck drivers’ hiring costs and as a result we expect will cause a raise in freight costs, which will require additional fleet to support our operations and have an adverse impact in transportation productivity and in our operating results.

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

We regularly assess and pursue opportunities to focus or generate synergies in our business through divestitures or expansions through acquisitions, joint ventures and other initiatives. We have completed several divestitures and acquisitions in the past years, including Banvit Foods SRL, companies that compose the Hercosul Group, or Hercosul, Mogiana Alimentos S.A., or Mogiana Alimentos, and joint ventures with AES Brasil Energia S.A., or AES, Intrepid Participações S.A., or Intrepid, and Halal Products Development Company. For additional details on certain of these transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2021, 2022 and 2023.” Divestments, acquisitions, new businesses, and joint ventures, particularly those involving sizeable businesses, may present financial, managerial, operational, legal, compliance and reputational risks and uncertainties, including:

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

Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may adversely affect our business and operations.

Our operations include global production and distribution facilities, and if there is an outbreak of a highly pathogenic human disease worldwide, including in our facilities or the communities where we operate and distribute our products, our production, operations, employees, suppliers, customers and distribution channels could be severely impacted. Ports and other points of entry may be closed or operate at only limited capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions or countries may be limited for the same reason, along with the potential for transport restrictions related to travel bans. In addition, countries to which we export our products may institute bans on the importation of our products, products produced by our partners or on all or some food products from Brazil in general based on perceived concerns about such human disease. Any future pandemic or spread of a highly pathogenic human disease could also adversely affect consumer demand, as restrictions on public gatherings or interactions may limit the opportunity for our customers and consumers to purchase our products in certain channels. At the same time, we may experience increases in general customer default rates and, as a consequence, be subject to increasingly higher credit losses. The possible deterioration of the credit cycle of our customers may adversely affect our results, financial position and cash flows in the future.

In 2020, the worldwide spread of COVID-19 triggered the implementation of significant measures by governments and private sector entities that, in turn, disrupted consumption and trade patterns, supply chains and production processes on a global scale and specifically relating to our business, including with respect to product shipments. The COVID-19 pandemic affected our operations through reduction of the available labor force, reduction of the productivity of our manufacturing operations, lack of raw materials and packaging, and maintenance projects due to reduced availability of third-party suppliers. As a result of the pandemic, especially during 2020 and 2021, we incurred expenditures that were incremental and directly attributable to the impacts of the COVID-19 pandemic, mainly related to personnel, prevention, control, logistics and philanthropic donations. The COVID-19 pandemic and related social and economic disruptions also destabilized commodity prices and the macroeconomic conditions of many countries. Demand for our products was affected by the COVID-19 pandemic and related disruptions worldwide, as well as the weakening of global commercial activities, reduction of household incomes and changes in consumption habits. The increase in volatility of market risks resulting from the COVID-19 pandemic significantly affected the fair value of our assets and liabilities in 2020 and 2021, particularly considering wide variations in foreign exchange rates. For further information about the impact of the COVID-19 pandemic on our operations, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—COVID-19 Pandemic”.

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

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products may adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices. For instance, new nutritional labeling rules for packaged foods will require us to change 100% of our packaging labels in Brazil by October 2024, so that labels present on the front panel the levels that our products exceed the established daily limits of sodium, added sugars and saturated fats as well as an adjustment to our form of nutritional table. Therefore, 2024 will be a year of transition to evaluate consumption rates and consumer perception. We are also expecting to face some regulatory changes that will impact the classification of certain product categories. In other Latin America countries where these types of health-related regulations are already in place we observed that sales volumes of processed foods was negatively affected and the same may occur in the Brazilian market.

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

We have contracts with our controlling shareholder, Marfrig Global Foods S.A., or Marfrig, and certain subsidiaries involving, for example, the purchase and sale of goods. Situations may arise in which conflicts of interest occur in the relationship between us and such related parties.

If the contracts between us and our related parties are not negotiated and executed on an arm’s-length basis, our results of operations may be adversely affected. Furthermore, if we fail to comply with the rules applicable to transactions with related parties, our operations and management involved may be subject to questioning and penalties by applicable authorities and competent governmental bodies.

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

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “—Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Trapaça Operation.”

As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses in the total amount of R$1,111 thousand for the year ended December 31, 2023, R$4,797 thousand for the year ended December 31, 2022 and R$9,003 thousand for the year ended December 31, 2021, which negatively impacted our results of operations. Additionally, on December 28, 2022, we entered into a leniency agreement with the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, and the Attorney General’s Office (Advocacia Geral da União), or the Leniency Agreement, in connection with those proceedings and, among other commitments, we undertook to pay approximately R$583,977 thousand in connection with the settlement, which was fully paid on June 30, 2023, including interest, by offsetting tax credits, as described in note 1.2 to our consolidated financial statements. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

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

We are subject to antitrust and competition laws and regulations in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. For instance, in September 2019, our Turkish subsidiary Banvit and other producers were charged by the Turkish Competition Authority, or TCA, with an administrative fine for alleged anticompetitive practices in connection with chicken meat production in Turkey. There can be no assurance that our internal policies and procedures designed to ensure compliance with applicable antitrust and competition laws and regulations will be sufficient to prevent or detect all inappropriate or unlawful practices. As a result, we may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. Furthermore, there can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by authorities or civil antitrust litigation by private parties, or any agreements with antitrust or competition authorities, against us or our subsidiaries will not have a material adverse impact on our business, results of operations or financial condition.

A failure to comply with export control or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.

We operate on a global basis and face risks related to compliance with export control and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs restrict our dealings with certain sanctioned countries, territories, individuals and entities. Export controls restrict the export or transfer of certain goods, technology, and software (collectively, “goods”) to certain end-users or locations. Economic sanctions and export controls are complex, frequently changing, and often increase in number, and may impose incremental prohibitions, fines, restrictions on dealings with or involving additional countries, territories, individuals, entities or items or compliance obligations on our dealings in certain countries and territories or involving certain items. We have conducted, and may in the future seek to conduct, business in certain countries that are subject to sanctions under the laws of the United States, the European Union, or other countries. Although we have pursued these transactions, and intend to pursue any future transactions, in full compliance with applicable laws and regulations, we may not be successful in ensuring compliance with limitations or restrictions on business with companies in any sanctioned countries and/or other sanctions targets, and we could potentially become targeted by sanctions as a result of such business even where such business was conducted in compliance with applicable laws and regulations. If we are found to be in violation of applicable sanctions or export controls laws or regulations or to have engaged in sanctionable conduct, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected. Additionally, there can be no assurance that our employees, directors, officers, partners or any third parties that we do business with, including, among others, any distributors or suppliers, will not violate sanctions or export controls laws and regulations or engage in sanctionable conduct. We may ultimately be held responsible for any such violation of sanctions or export controls laws and regulations, or sanctionable conduct, by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation. Also, see “—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.”

Political and economic risks in regions and countries where we have exposure could limit the profitability of our operations and our ability to execute our strategy in these regions.

Our International operating segment accounts for a significant portion of our global net sales, and represented 44.5% of our net sales in 2023, 44.8% of our net sales in 2022 and 44.5% of our net sales in 2021. Our International operating segment comprises Islamic markets (including Turkey, North of Africa, Gulf Cooperation Council (GCC) and Malaysia), Asia, Europe, Eurasia, Africa and Americas, where we are subject to many of the same risks described herein in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Since we have business operations around the world, we are subject to a variety of risks that may adversely affect our financial results, including, among others:

•	political instability, such as social unrest, turmoil, foreign exchange controls and uncertainty regarding government policies;
•	global economic and geopolitical risks and conflicts, such as war, terrorism and civil unrest;
•	the imposition of exchange or price controls;
•	restrictions on international trade and financial flows imposed due to balance of payments deficits;
•	the imposition of restrictions on exports of our products or imports of raw materials necessary for our production processes, including embargoes from countries where we undergo production or distribution activities;
•	the fluctuation of global currencies against the real;
•	interest rate fluctuation and the impact of hyperinflation;
•	commodities price volatility;
•	decreases in demand, particularly from large markets such as China and Saudi Arabia;

•	the nationalization of our property;
•	political influence by local governments in communities where we operate requiring investments or other expenditures;
•	increases in export tax and income tax rates for our products;
•	imposition of increased tariffs, anti-dumping duties or other non-tariff trade barriers;
•	unpredictable international border closings that restrict products, materials and people;
•	free trade agreements between countries and regions excluding Brazil;
•	compliance with differing foreign legal and regulatory regimes, and change in regulations of the markets to which we export;
•	strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export several of our products;
•	access to adequate infrastructure, which could be affected by flooding or similar events;
•	damage to our products;
•	negative media exposure related to the Brazilian agriculture or meat processing industries, particularly in connection with the Carne Fraca Operation, Trapaça Operation or other investigations;
•	negative preconceptions influenced by Brazil’s worsening international reputation due to deforestation and other environmental and sustainability issues;
•	unpredictable or uncontrollable epidemics and pandemics, either affecting both human and/or animal life;
•	lack of transparency and/or bribery or any illegal gains’ attempted by foreign officials; and
•	institutional and contractual changes unilaterally imposed by governments, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities and in our export markets may be adversely affected, and we may experience significant variability in our revenue from those operations.

In 2019, the European Union reached a trade agreement in principle with the Mercosul trade bloc, of which Brazil is the largest member, subject to being finalized and ratified by the EU member states. However, since then, the deal has faced opposition of certain members of the EU and national parliaments in light of concerns over Brazilian environmental protection policies and enforcement, and due to certain parties taking a protectionist stance. The political negotiations of the deal are expected to be resumed after the European Union parliamentary elections in June and depending on its results. The delay or failure to finalize and ratify the deal could undermine efforts to expand our access to European markets. Additionally, several countries in Asia currently do not tax the importation of poultry and pork meat, which increases our products’ competitiveness in these countries. However, we understand that this import tax regulation may be changing in the near future. We are unable to control any such change in import tax regulation, which may have a material adverse effect on our products’ competitiveness. The impact of these changes on our ability to deliver our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may adversely affect our operations and financial results.

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

We are a vertically integrated producer of food products, and we depend on a large number of raw materials of animal origin, or animal byproducts, to conduct our business. A substantial portion of the animal byproducts we use to conduct our business is produced by a network of integrated farmers and producers with whom we have entered into integrated production contracts. Such integrated producers are responsible for managing and raising the poultry and pork that we, as integrators, supervise. For the year ended December 31, 2023, we acquired approximately 3,289.6 tons of broilers, 133.7 tons of turkey and 1,276.9 tons of pork from our integrated producers.

The selection and retention of farmers and producers is highly competitive, and such competition between integrators has intensified in recent years. Most of our integrated producers are located close to our industrial units, and in some units we compete for integration with regional players who carry out activities similar to those we conduct. We may be unable to select and retain such farmers and producers, particularly as a result of greater competition, or we may be obligated to pay higher prices for such byproducts or offer greater benefits to retain such farmers and producers. Our inability to retain an adequate number of such farmers and producers may negatively impact our strategic plans and operational performance.

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

As of December 31, 2023, we had approximately 100,000 employees worldwide. Our production employees in Brazil and in countries where organized labor is prevalent are generally represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in higher payments of wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable collective bargaining agreements, we may become subject to work stoppages or strikes, which could adversely affect our business.

Our negotiations with labor unions may become more challenging and we may be subject to higher wages and more work stoppages or strikes if the new Brazilian federal government is successful in implementing changes in the labor laws and increasing funds to labor unions. As part of the labor law reform in 2017, or the Labor Reform, union financing by workers is no longer mandatory in Brazil. However, in October 2022, Brazilians reelected Mr. Luiz Inácio Lula da Silva as president, and he took office in January 2023. Mr. Lula da Silva began his career as a trade unionist and was elected president of Brazil for the first time in 2002, remaining in office from January 2003 until December 2010. If the Lula da Silva administration guides changes to the Labor Reform and the return of mandatory financing of unions and related administrative bodies (such as labor union centers, federations and confederations), such entities may improve the bargaining power for further workers’ demands, including our Brazilian employees. As a result, unions may be able to pursue more aggressive negotiations for wage increases, including minimum wages above inflation. For example, their influence over collective bargaining in the short term may result in the increase in the Brazilian national minimum wage above inflation. Consequently, regional minimum wages could also be raised above inflation. Labor costs are among our most significant expenditures. Such costs represented 11.5% of our cost of sales in the year ended December 31, 2023. In the event of a review of our employee contract structure and an increase in wages, additional operational expenses could be incurred.

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

We cannot guarantee that our suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions and/or corruption. If any of our suppliers engage in these practices, our reputation may be harmed and, consequently, our customers’ perception of us may be adversely affected. Also, depending on the irregularity attributed to the supplier, if it has acted for our benefit, whether exclusively or not, we may be subject to the sanctions provided for in the applicable anti-corruption law. Although we have an internal integrity system that follows the best national and international compliance practices, which is applicable to all our suppliers and business partners, there is no assurance that we will be able to timely identify and/or prevent any such violations by our suppliers.

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

As of December 31, 2023, we have R$1,203,170 thousand in provisions for contingencies, of which R$352,414 thousand are for civil and other contingencies (including administrative, regulatory and environmental), R$321,995 thousand are for tax contingencies, R$435,929 thousand are for labor contingencies and R$92,832 thousand are for contingent liabilities recognized at fair value as of the acquisition date, arising from the business combinations with Sadia, Hercosul and the Mogiana Group. Proceedings classified as possible losses, as of December 31, 2023, totaled R$18,627,512 thousand, which could adversely affect our financial situation in the event of change in circumstances in the classification of probability of loss, due to the complexity and discretion involved in the assessment, measurement and definition of the time of recognition and disclosure of legal claims between the various spheres in which they are processed.

In addition, in 2017 and 2018, we were involved in significant investigations and legal proceedings in connection with the Carne Fraca Operation and the Trapaça Operation, respectively. On December 28, 2022 we entered into the Leniency Agreement, which extinguished all CGU administrative proceedings against BRF related to such operations. Among other commitments, we undertook to pay approximately R$583,977 thousand to Brazilian authorities in connection with the settlement, which was fully paid on June 30, 2023, including interest, by offsetting tax credits, as described in note 1.2 to our consolidated financial statements.

For more information about “Carne Fraca Operation,” “Trapaça Operation” and other proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3 or the São Paulo Stock Exchange, in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. In September 2020, the Chairman of the Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single arbitration proceeding. In November 2022, the arbitral tribunal was convened, and in December 2022, we formally commenced the arbitration proceedings. In November 2023, a partial arbitral award was rendered recognizing the procedural regularity of some of the claimants (there was no decision on the merits of the arbitration proceedings). BRF filed a motion for clarification against the partial arbitral award, which is awaiting judgement. We believe the possible loss or range of losses, if any, cannot be estimated. In the event that this litigation or arbitration proceeding is decided against us, or if we enter into a settlement agreement, there can be no assurance that an unfavorable outcome or settlement would not have a material adverse impact on us.

We cannot guarantee that any ongoing and/or new proceedings or investigations will have favorable outcomes for us and our management. Any investigation from governmental authorities currently unknown to us with respect to any potentially unlawful business practice may also result in penalties, fines and sanctions or other forms of liability. With respect to proceedings to which we are a party, we cannot guarantee the dimension of the impacts that the results may have on our business, financial condition and/or reputation, or that we maintain or will maintain provisions in sufficient amount to cover all liabilities that may arise from these proceedings. In addition, we cannot guarantee that any person, directly or indirectly related to us, whether shareholder, employee, officer, director, supplier, service provider, subcontractors or alike, will not be involved in legal, administrative or arbitration proceedings, investigations or police inquiries. Our or any such person’s involvement in material legal, administrative or arbitration proceedings, investigations or police inquiries could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

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

Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may claim that our intellectual property or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or settling such claims, we could be required to pay damages or enter into joint licensing, coexistence or intellectual property sharing agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe on any third-party’s intellectual property rights, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

While we believe that the extent of our insurance coverage is consistent with industry practice, such coverage does not cover all losses we may incur, even in areas for which we have coverage, and our insurance policies are subject to liability limits and exclusions. For instance, on occasion, our facilities may be negatively affected by fires, explosions, electrical damages and other similarly destructive events. Our facilities in Vitória de Santo Antão, in the Brazilian state of Pernambuco, suffered from fires in 2022, and there were explosions in our facilities in Lucas do Rio Verde, in the Brazilian state of Mato Grosso, in 2022, and in Uberlândia, in the Brazilian state of Minas Gerais, in 2021. Our substation facility in Concordia, in the Brazilian state of Santa Catarina, collapsed in 2021. The resulting losses in connection with these events were not fully covered by our insurance policies.

Political risks, environmental and climate events, fraud, strike, product recalls, fines and penalties, terrorism, the livestock itself, ammonia leakage, financial risks such as decrease in stock prices, cybersecurity risks, sabotage, industrial espionage, natural disasters or other catastrophic events may cause damage or disruption to our operations and are not fully covered by our insurance policies. Additionally, we are exposed to certain product quality risks, such as criminal contamination, avian influenza, swine fever, salmonella and other livestock diseases that can impact our operations and which are not covered under insurance. See “—Health and food safety risks related to our business and the food industry could adversely affect our production and shipping processes as well as our ability to sell our products.”

If an event that cannot be insured occurs, or the damages are higher than our policy limits, we may incur significant costs. In addition, we could be required to indemnify third parties affected by such an event. Furthermore, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to different facilities. These costs may not be fully covered by our insurance.

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

Moreover, our insurance policies may not cover costs incurred to defend ourselves against legal and administrative proceedings. In recent years, we incurred significant costs with investigations and the costs of defending ourselves against legal and administrative proceedings in connection with the Carne Fraca Operation and the Trapaça Operation, and may not be fully reimbursed for such costs under our insurance policies.

Any claim we make may not be honored by our insurance providers fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. We had the departure of a Vice President in 2021. During 2022 the global geopolitical challenges impacted our performance and resulted in important changes in our strategy and leadership team. In April 2022 we announced the departure of our then Chief Financial Officer and our then Brazil Vice-President, and the appointment of our current Chief Financial Officer, Mr. Fabio Luis Mendes Mariano and our current Brazil Commercial Vice-President, Mr. Manoel Reinaldo Manzano Martins Junior. In July 2022, our then Institutional Relations & Sustainability Vice-President left her position. In August 2022, we announced the departure of our then Chief Executive Officer, who was replaced with our current Chief Executive Officer, Mr. Miguel de Souza Gularte. In January 2023, we announced the appointment of Mr. Artemio Listoni as our new Industrial Operations and Logistics Vice-President. These changes, and other potential changes, in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

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

These conditions increase the competition we face for workers from other industries, and they may force us to raise our compensation package to retain workers and properly manage excessive turnover. This directly impacts our production process and may lead to an increase in our production costs. The agribusiness sector is one of the fastest growing businesses in Brazil, and there is significant competition for workers. For example, in October and November 2023, JBS announced the inauguration of two factories in Rolandia, Paraná, and the reopening of a slaughterhouse in Mato Grosso after a fire. The factories and slaughterhouse are expected to generate 1,500 and 1,600 new jobs in the regions, respectively. These industrial units will compete for workers with our industrial plants in Paraná and Mato Grosso. We may be unable to retain an adequate number of workers, particularly as a result of greater competition, or may incur higher costs in our operations to offer higher compensation than our competitors. Our inability to offer attractive compensation or to properly meet our workforce demand because of the labor shortage may negatively impact our strategic plans and operational performance.

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

In accordance with applicable Brazilian law, generally, either party may request in a judicial lawsuit the review of the rental price if there is a material adverse change that causes an imbalance in the parties’ economic rights and obligations under the agreement. A significant increase in the amount of the rent as a result of such lawsuits’ review could adversely affect our financial position and our operating result.

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

As of December 31, 2023, our total consolidated debt (comprised of current and noncurrent loans and borrowings) was R$20,095,548 thousand. An increase in our leverage could result in adverse consequences for us, including:

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

A downgrade in our credit rating would likely increase our cost of funding and adversely affect our results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term and short-term debt are based on a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to stockholder distributions and financial strength generally, as well as factors beyond our control, such as the conditions generally affecting the meat processing industry and the economic environment in which we operate. In view of our current credit metrics and according to the policies and guidelines set by rating agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating is currently rated below “investment grade” by all of the rating agencies that rate us. On March 15, 2023, Moody’s downgraded our credit rating from “Ba2” to “Ba3.” Any further downgrade of our credit ratings by a credit rating agency, whether as a result of our actions or factors which are beyond our control, can increase our future borrowing costs, impair our ability to access capital and credit markets on terms commercially acceptable to us or at all and result in a reduction in our liquidity. Our borrowing costs and access to capital markets also can be adversely affected if a credit rating agency announces that our ratings are under review for a potential downgrade. An increase in our borrowing costs, limitations on our ability to access the global capital and credit markets or a reduction in our liquidity can adversely affect our financial condition, results of operations and cash flows.

We have substantial debt that matures in each of the next several years.

As of December 31, 2023, we had R$2,073,011 thousand outstanding in principal amount of loans and borrowings that matures in 2024, R$1,355,195 thousand outstanding in principal amount of loans and borrowings that matures in 2025, R$2,929,729 thousand outstanding in principal amount of loans and borrowings that matures in 2026, R$2,984,936 thousand outstanding in principal amount of loans and borrowings that matures in 2027, R$939,150 thousand outstanding in principal amount of loans and borrowings that matures in 2028 and R$9,574,333 thousand outstanding in principal amount of loans and borrowings that matures in 2029 and thereafter.

A substantial portion of our outstanding loans and borrowings is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2023, we had R$11,093,385 thousand outstanding in principal and interest of foreign currency loans and borrowings, of which R$1,521,567 thousand is classified as short-term debt. Our U.S. dollar-denominated loans and borrowings must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. As of December 31, 2023, the real appreciated against the U.S. dollar by 7.2% compared to December 31, 2022.

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

Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2023, 49% of the outstanding amount of principal and interest of our loans and borrowings of R$20,095,548 thousand was either: (i) denominated in (or swapped into) reais and bearing interest based on Brazilian floating interest rates, such as the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA; or (ii) U.S. dollar-denominated and bearing floating interest based on the Secured Overnight Financing Rate, or SOFR, or the Emirates Interbank Offered Rate, or EIBOR. Any increase in the CDI, IPCA, SOFR or EIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The CDI and the IPCA rates have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. See “—Risks Relating to Brazil.” A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares and ADRs.

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, in 2021, 2022 and 2023, the Brazilian economy showed signs of recovery after the COVID-19 pandemic, as measured by its GDP, which increased 4.6%, 2.9% and 2.9% year-on-year according to IBGE. As of December 31, 2023, unemployment decreased to 7.4%, from 7.9% in 2022 and 11.1% in 2021, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, price controls, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. Our business, results of operations, financial condition and prospects as well as the market prices of our common shares and ADRs may be adversely affected by, among others, the following factors:

•	exchange rate fluctuations;
•	expansion or contraction of the Brazilian economy;
•	inflation rate fluctuations;
•	changes in fiscal or monetary policies;
•	commodities price volatility;
•	increases in interest rates;
•	exchange controls and restrictions on remittances abroad;
•	volatility and liquidity of domestic capital and credit markets;
•	natural disasters and changes in climate or weather patterns;
•	energy or water shortages or rationing;
•	changes in environmental regulation;
•	social and political instability, particularly in light of the uncertainties involving the administration of president Luiz Inácio Lula da Silva;
•	strikes, not only of our employees, but also of port employees, truck drivers, other transport facilities, customs agents, sanitary inspection agents and other government agents; and
•	other economic, political, diplomatic and social developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain members of the Brazilian government.

Various investigations into allegations of money laundering and corruption conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as the “Lava Jato Operation,” adversely affected the image and reputation of companies that were implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new investigations or allegations against government officials will arise in the future.

The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the Brazilian federal government may adopt or change to promote macroeconomic stability, fiscal discipline and adequate levels of domestic and foreign investment, or the effect that any such policies might have on our business or on the Brazilian economy. For instance, the Ministry of Economy, Mr. Fernando Haddad, has a critical view on tax incentives to certain economic sectors and had suggested cutting some of these incentives. In 2024, we expect an increase in tax collection and in the medium term an increase in government spending.

In March 2021, in order to pay for emergency aid to the low-income population, the Brazilian National Congress approved a constitutional amendment that changed the government budget rules. From 2022 onwards, Brazilian states, cities and municipalities that reach the indebtedness limit of 95% of their income have had their fiscal and financial incentives granted reduced by 10%. Furthermore, in December 2021, the Brazilian National Congress approved a constitutional amendment to change the rules of credit payments (precatórios) between Brazilian states, cities and municipalities. The time limit for such payments was postponed for up to fifteen years. The pressure in local governments across the country generated by the new rules resulted in tax increases.

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

Uncertainty as to whether the Brazilian government will implement significant reforms in public policy in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies. As a result, there may be high volatility in the domestic financial markets in the short term, and economic recovery in the long term may be hindered. Accordingly, improvements in the labor market and income growth may be limited, which could have an adverse effect on our operations and financial results. Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our business, results of operations and financial condition.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares and ADRs.

Brazil has experienced hyperinflation in the past. Brazilian inflation rates, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the IBGE, decreased to 4.62% accumulated over the last twelve months prior to December 31, 2023, from 5.79% in 2022, 10.06% in 2021, 4.52% in 2020 and 4.31% in 2019. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

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

As of December 31, 2023, the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”), the Brazilian primary reference interest rate, decreased to 11.75%, from 13.75% in 2022, 9.25% in 2021, 2.0% in 2020 and 4.5% in 2019. As of the date of this annual report, the SELIC was 10.75%. The Brazilian Central Bank uses interest rates to attempt to keep inflation under control or to stimulate the economy. If interest rates decrease, there is generally greater access to credit and consumption of goods typically increases. This increase in demand can in turn result in inflation. On the other hand, if interest rates go up, the cost of borrowing increases which may inhibit consumption and additional investments. Another consequence of a rising interest rate is that a greater return is paid in respect of government securities, which may impact other investments by making them less attractive by comparison. As a result, there may be additional investment in public debt, which absorbs money that could otherwise fund the private sector.

Exchange rate fluctuations may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Following the start of the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, reflecting low interest rates, a deteriorating economic environment and a political crisis. The real depreciated by 7.4% in 2021 against the U.S. dollar, and appreciated 6.5% in 2022 and 7.2% in 2023, reflecting higher interest rates in Brazil and higher prices for commodities exports. As of December 31, 2023, the real/U.S. dollar exchange rate was R$4.8413 to US$1.00 and as of April 17, 2024, the real/U.S. dollar exchange rate was R$5.2469 to US$1.00.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$11,093,385 thousand as of December 31, 2023, representing 55% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

The Brazilian government regularly implements changes to tax regimes that may increase our, and our suppliers’ and customers’, tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition. These changes include modifications in the tax rates and, on occasion, the enactment of taxes with proceeds earmarked for designated governmental purposes.

On December 15, 2023, the Brazilian Congress passed the tax reform bill (PEC 45/2019), which will come into effect within a 7-year transition period starting from 2026. The bill aims to simplify the Brazilian tax framework. It provides for the merger of five taxes, including the state value-added tax, or ICMS, the federal Social Integration Program (Programa de Integração Social) or PIS, and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social), or COFINS, taxes, into two new value-added taxes: the state Tax on Goods and Services (Imposto sobre Bens e Serviços, or IBS) and the federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços, or CBS). Tax collection on the new value-added taxes, or VAT, will be a tax on consumption (rather than a tax on production, as in the prior system). According to PEC 45/2019, the CBS and IBS shall be regulated via a supplementary law, which is yet to be drafted and approved. Different IBS and CBS rates may apply to specific goods and services listed in the Brazilian Constitution, with 42 tax reductions included in the bill. Although it is still not possible to calculate the actual IBS and CBS rates, they are projected to reach up to 28%, which would be the highest VAT rate in the world. The bill also sets forth a new tax (Imposto Seletivo, or IS) that can be considered as a penalty tax for the production, sale and import of goods and services that are harmful to human health and the environment. In addition, it established a 90-day period for the Brazilian government to submit a bill addressing the income tax reform and another bill addressing the payroll tax reform, which did not occur. Other tax regimes, such as the research and development tax incentive program (Lei do Bem) and the deduction of interest on shareholders’ equity, may be revoked to increase the government’s revenues in light of a possible reduction in the income tax rate. The effects of the tax reform measures and any other changes that could result from the enactment of new and additional tax regulations have not been, and cannot be, quantified yet. We cannot guarantee that the IBS and CBS rates will not be higher than the levies currently applied to our business, that the Brazilian government will not impose penalty taxes to certain of our raw materials, or that the new tax regulations to be passed by the Congress will not have a material adverse effect on our business, financial condition, results of operation and prospects.

On December 29, 2022, the Brazilian government published Provisional Measure No. 1,152 (“MP 1,152”), which introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the OECD. On May 2023, the Brazilian Senate approved MP 1,152, later sanctioned by the Brazilian President. The new rules became effective in 2024 and are expected to increase our taxation.

In addition, in May 2018, Law No. 13,670/18 reestablished the permission for companies to replace the payment of a 20% social contribution fee over payroll with the payment of a fee ranging from 1% to 4.5% (depending on the industry) over gross operating revenues until December 2020. Such term was subsequently postponed to December 2023 by Laws 14,020/20 and 14,288/21. On December 28, 2023, the Brazilian Congress enacted Law 14,784/23 extending this term to December 31, 2027. On the same day, the Brazilian president issued provisional measure (medida provisória) No. 1,202/23 revoking such permission and applying gradually increasing fees starting from 10%-15% (depending on the industry) from April 1, 2024 and reaching 20% in 2028. MP 1,202/23 also restricted the use of tax credits with an amount of R$10.0 million or higher, despite such use being previously allowed by final and unappealable judicial decisions. According to MP 1,202/23, taxpayers must use such tax credits within a minimum period of 12 to 60 months depending on the amounts involved. Such restrictions may adversely affect our results of operations. On February 28, 2024, the Brazilian president enacted MP 1,208/24, which partially revoked MP 1,202/23 and reestablished the deduction permission for certain industries limiting the use of credits resulting from tax procedures. Concurrently, the Ministry of Finance introduced bill of law 493/24 to the Brazilian Congress to foster discussions about a new legislation on this subject matter. Further discussions between the Senate, the Ministry of Finance and other lawmakers are expected, to seek alternative sources of revenue as a way to finance the payroll tax reduction policy. We cannot assure that the current relief will remain in place if a new law is approved, or that we will be able to fully use our outstanding tax credits when and as expected.

Changes in Brazilian state tax legislation may also have a negative impact on our business and financial results, especially considering the results of the 2022 Brazilian elections, in which various elected or re-elected state governors made campaign promises to pursue greater fiscal discipline and balanced budgets for their respective states. The most negative effects of the pandemic in Brazil have been gradually improving, but Brazilian states still need to address the increase in social policy demands and the reduction in tax revenues caused by the limited application of ICMS on fuel, electricity and telecommunications services. These circumstances, coupled with the amended criteria for collection of IBS, have motivated proposals for increased ICMS taxation in states, such as has been observed in the Brazilian states of Pernambuco, Paraná, Rio de Janeiro and Goiás. State governors may adopt more extreme measures to increase tax revenues for the states. This situation has been further exacerbated by the uncertainties related to the compensation of losses in tax revenues of the states by the federal government, and in particular in the states of Rio de Janeiro, Rio Grande do Sul and Minas Gerais, which are currently subject to the fiscal recovery regime.

Some of these measures, if enacted, may result in increases in our overall tax burden, which may adversely affect our overall financial performance. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

The Federal Supreme Court’s decisions in the judgments on topics 881 and 885 may be unfavorable to us and may adversely impact our financial condition.

On February 8, 2023, the STF unanimously ruled that a final decision favorable to companies on taxes collected on a continuous basis will become invalid if the STF subsequently issues a contrary decision.

Topic 881 refers to an extraordinary appeal challenging the limit of res judicata with respect to tax matters, particularly in the case of a taxpayer that has been granted a final decision by lower courts declaring the inexistence of a certain tax obligation, where such tax obligations is thereafter declared constitutional by the STF.

Topic 885 refers to an extraordinary appeal that discusses whether and how the erga omnes decisions of the STF on constitutional controversies may suspend the future effect of a res judicata in tax matters, in cases resolved based on the constitutionality or unconstitutionality of the tax obligation.

We analyzed the subject matter of these decisions involving social contribution on net income. We further analyzed other taxes covered by the definition in the decision rendered and, to date, we have identified no cases with final decisions favorable to us that may be affected by unfavorable decisions in the STF. However, we cannot guarantee that future decisions issued by the STF with respect to tax matters will not have a material adverse effect on our financial condition, results of operations and cash flows.

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

Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our other holders of common shares or ADRs.

In 2023, Marfrig increased its equity stake in us through open market acquisitions of common shares. Marfrig beneficially owns common shares representing 50.08% of our total outstanding common shares and ADRs, based on the reported data included in the Management and Related Parties’ Securities Negotiation Form dated March 2024, as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, pursuant to the CVM Resolution No. 44, dated August 23, 2021, or CVM Resolution No. 44. Accordingly, Marfrig controls and is expected to control the outcome of most matters submitted to our shareholders for the foreseeable future, including the election and removal of directors, who in turn appoint executive management, certain amendments of our organizational documents, approval of corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This control also gives Marfrig the ability to bring matters to a shareholder vote that may not be in the best interest of our other shareholders or stakeholders, or to prevent or postpone certain transactions or business strategies that our other shareholders may view favorably.

Also we are party to certain financing agreements containing default, acceleration, cross-default, cross- acceleration and/or termination provisions in case a change in control is deemed to have occurred, including as a result of Marfrig’s recent increased stake in our share capital. In any such case, we may not be able to timely obtain waivers of such provisions from the respective contractual counterparties. Marfrig also has the ability to dispose of all or any portion of our common shares it holds, which could trigger certain such change of control provisions. Default, acceleration, cross-default, cross-acceleration and/or termination of a relevant number of our financing agreements may adversely affect our financial condition and may materially adversely affect us.

Additionally, Marfrig is a public company with shares listed on the B3, and any development unfavorable to Marfrig, including business, industry social, economic or political developments, which result in a decline on the trading price of Marfrig’s common shares or lead to a deterioration of the value of Marfrig’s brands could have a negative effect on the trading price of our common shares and ADRs and on our financial condition, results of operations, credit ratings or reputation.

See “Item 7. Major Shareholders and Related Party Transactions— A. Major Shareholders” for further information regarding our controlling shareholder and other major shareholders.

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

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 4,373, as amended of the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Article 26 of Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. Under Brazilian law, the rules and applicable rates of the withholding income tax on such gains can vary depending on the domicile of the non-Brazilian holder (if the non-Brazilian holder is or is not resident or domiciled in a tax haven jurisdiction, i.e., a country: (i) that does not impose income tax or whose income tax rate is lower than 20%; or (ii) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction), the type of registration of the investment held by the non-Brazilian holder with the Brazilian Central Bank and how the disposition is carried out. Capital gains are subject to withholding income tax at a rate of up to 25%, depending on the specific case applicable.

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

The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2023. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 35% of all shares traded on the São Paulo Stock Exchange as of December 31, 2023. These market characteristics may substantially limit the ability of holders of ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

The Brazilian economy, as well as the market for securities issued by Brazilian companies, is also affected, to varying degree, by global economic downturns and related instability in the international financial system, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes.

Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of our business operations worldwide. While Brazil exports a diversified bundle of products to a variety of countries, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth. See “—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.”

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for 2023, and we do not expect to be a PFIC for 2024, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the percentage of our assets (which includes cash) by value (determined on the basis of a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets (including goodwill and certain intangible assets) will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. Accordingly, it is possible that we may become a PFIC for 2024 or future taxable years due to changes in our income or asset composition.

We may need to raise additional funds in the future and may issue additional common shares or convertible securities, which may result in a dilution of interest in our common shares and ADRs. A dilution of interest in our common shares and ADRs may also occur in the event of our merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

We may have to raise additional funds in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our ADRs, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of interest in our common shares and ADRs may occur in the event of merger, consolidation or any other corporate transaction of similar effect in relation to companies that we may acquire in the future.

Our shareholders may not receive dividends or interest on capital.

Pursuant to our bylaws, we must pay our shareholders at least 25% of our annual net income, calculated and adjusted in accordance with the Brazilian Corporate Law, in the form of dividends or interest on equity. Our net income may be capitalized, used to offset losses or retained in accordance with the Brazilian Corporate Law and, therefore, may not be fully available for the payment of dividends or interest on equity. In addition, the Brazilian Corporate Law allows a company not to make such mandatory distribution of dividends in a given fiscal year, if it is incompatible with its financial situation. For more information, see “Item 10. Additional Information––B. Memorandum and Articles of Association––Description of Share Capital”, “—Allocation of Net Income and Distribution of Dividends” and “—Payment of Dividends and Interest on Shareholders’ Equity”. In the last seven fiscal years, we did not distribute dividends or paid interest on shareholders’ equity. We may only distribute dividends after offsetting the accumulated losses with operating profits or using reserves, in accordance with the Brazilian Corporate Law. In the year ended December 31, 2023, we offset accumulated losses in full with capital reserves in the amount of R$4,375,112 thousand. If we accumulate losses in the future or if for any other reason our net income is not available, holders of our common shares may not receive dividends or interest on shareholders’ equity.

Finally, the income tax exemption on the distribution of dividends and the taxation currently levied on the payment of interest on equity provided for in current legislation may be reviewed and both received and distributed dividends may become taxed and/or, in the case of interest on equity, have its taxation increased in the future, impacting the net amount to be received by our shareholders as profit sharing.

Holders of ADRs who surrender the ADRs and withdraw common shares risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

Holders of ADRs benefit from the electronic certificate of foreign capital registration obtained by the custodian for our common shares underlying the ADSs in Brazil, which permit the custodian to convert dividends and other distributions with respect to common shares into non-Brazilian currency and remit the proceeds abroad. If holders of ADRs surrender their ADRs and withdraw common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of distributions relating to our common shares, unless such holders obtain their own electronic certificate of foreign capital registration, or qualify under Brazilian foreign investment regulations that entitle certain foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, such holders would not be able to remit non-Brazilian currency abroad. In addition, if such holders do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our common shares.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADR holders under the terms of such agreement, and we may terminate the deposit agreement, without the consent of the ADR holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADR holders under the terms of such agreement, without the consent of the ADR holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADR program, legal developments affecting ADRs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADR holders, ADR holders will only receive 30 days’ advance notice of the amendment, and no consent of the ADR holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is to be terminated, ADR holders will receive prior notice, but no consent is required from them. In the event that we decide to make an amendment to the deposit agreement that is disadvantageous to ADR holders or terminate the deposit agreement, the ADR holders may choose to sell their ADRs or surrender their ADRs and become direct holders of our underlying common shares, but will have no right to any compensation whatsoever.

Item	4. INFORMATION ON THE COMPANY
A.	History and Development of the Company

BRF S.A. is a publicly held company in Brazil and is therefore subject to the requirements of Brazilian Corporate Law and the rules and regulations of the CVM and the B3. Our commercial name is “BRF.”

Our principal executive offices are located at Av. das Nações Unidas, 14,401 – 22nd to 25th Floors, Torre Jequitibá, Condomínio Parque da Cidade, Chácara Santo Antonio, 04730-090, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5377. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.brf-global.com/. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://ri.brf-global.com. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this annual report.

We were founded as Perdigão by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia. in the Brazilian state of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-related products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets and also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

The company's headquarters are located in the city of Itajaí, in the state of Santa Catarina.

Business combination with Sadia

On September 22, 2009, we concluded the business combination between Sadia S.A. and Perdigão S.A., and Sadia S.A. became our wholly owned subsidiary. On December 31, 2012, we merged Sadia S.A. into BRF, and Sadia ceased to exist as a separate legal entity. In connection with the business combination, we changed our name from Perdigão S.A. to BRF – Brasil Foods S.A. On April 9, 2013, we changed our name from BRF – Brasil Foods S.A. to our current name, BRF S.A.

Investment into TBQ and Acquisition of Banvit – Turkey

In 2017, our subsidiary TBQ Foods GmbH, or TBQ, a joint venture formed by us through our subsidiary BRF Foods GmbH (60% equity interest) with the Qatar Investment Authority, or QIA, (40% equity interest), acquired, through a purchase and sale transaction and subsequent tender offer, an aggregate of 91.71% of the shares issued by Banvit Bandirma Vitaminli Yem Sanayi Anonim Şirketi, or Banvit, which is the largest poultry producer in Turkey, has fully integrated operations and owns one of the most recognized brands in Turkey. The total value of the transaction (including the purchase price paid in connection with the tender offer) was R$1,277,739 thousand. On December 13, 2021, we executed an amendment to TBQ’s joint venture and shareholders’ agreement providing for new terms and conditions for our partnership in TBQ while terminating the put option then available to QIA and granting further alternatives to liquidate its investment in Banvit. As of the date of this annual report, we and QIA continue to hold 60% and 40% of TBQ’s equity interests, respectively, and TBQ continues to hold 91.71% of Banvit’s equity interest.

Other Transactions in 2021, 2022 and 2023

On January 18, 2021, our indirect wholly owned subsidiary Badi Limited acquired, from Hungry Bunny Limited and others, 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Dammam, Saudi Arabia for R$41,620 thousand (SAR29,793 thousand, translated to reais at the exchange rate of R$1.3967 as of January 18, 2021) paid in cash.

On March 9, 2021, we acquired the remaining minority stake in Al Yasra Food K.S.C.C., or BRF AFC, located in Kuwait, through our wholly-owned subsidiary One Foods, representing 25% of BRF AFC’s capital stock, for the amount equivalent to R$238,421 thousand (US$40,828 thousand translated to reais at the exchange rate of R$5.8391 as of March 9, 2021). Following that acquisition, BRF AFC (renamed BRF Kuwait W.L.L.) became our wholly-owned subsidiary.

On May 4, 2021, Nutrinvestment BV and Banvit, companies indirectly controlled by us, sold 100% of their shares in Banvit Foods SRL, a company which produces animal feed and manages an egg hatchery in Romania, to Aaylex System Group S.A., for an amount equivalent to R$132,425 thousand (EUR 20,300 thousand translated to reais at the exchange rate of R$6.5234 as of May 4, 2021). In June 2021, the parties established a price adjustment due to net debt and working capital changes, increasing the purchase price by an amount equivalent to R$13,059 thousand (EUR2,157 thousand translated to reais at the average exchange rate of R$6.0542 as of June 2021), which was fully paid by Aaylex System Group S.A.

On August 2, 2021, our subsidiary BRF Pet S.A., or BRF Pet, acquired 100% of the capital stock of Gewinner Participações Ltda. and 99% of Hercosul International S.R.L. (BRF S.A. holds the remaining 1%), each a company dedicated to the development, production and distribution of dry and wet food for dogs and cats and part of the Hercosul Group, or Hercosul. In addition, on September 1, 2021, BRF Pet acquired 100% of Paraguassu Participações S.A., or Paraguassu, and Affinity Petcare Brasil Participações Ltda., or Affinity, the holders of 100% of the capital stock of Mogiana Alimentos S.A., or Mogiana Alimentos, and, together with Paraguassu and Affinity, the Mogiana Group. Mogiana Alimentos specializes in animal nutrition products for dogs and cats. The aggregate purchase price to be paid in connection with the Hercosul and Mogiana Group transactions is R$1,294,356 thousand, subject to customary purchase price adjustments.

On August 16, 2021, we executed an investment agreement with a subsidiary of AES to incorporate an entity for the joint construction of a wind farm dedicated to self-generation within the Cajuína wind complex, located in the Brazilian state of Rio Grande do Norte, with an installed capacity of 160MW generating 80MW average to be supplied through a 15-year power purchase agreement. On March 14, 2022, we subscribed shares of the incorporated entity, Potengi Holdings S.A., or Potengi. In 2022, we made capital contributions to Potengi in an aggregate amount of R$92,091 thousand. The energy farm complex started operating in 2023 and started supplying energy in January 2024. The estimated joint investment in this project is approximately R$985,000 thousand (R$6,000 thousand/MWp installed), which includes our abovementioned investment in Potengi.

In addition, on September 16, 2021, we executed a power purchase agreement with Intrepid to form a joint venture for the construction of a self-generated solar energy plant in Mauriti and Milagres, in the Brazilian state of Ceará, Brazil, with an installed capacity of 320MWp (megawatt-peak), on average half of which would be sold to us, in accordance with a 15-year power purchase agreement. The solar energy plant is expected to be fully operational by the end of 2025.

On February 4, 2022, we concluded our equity follow-on offering of 270,000,000 common shares in a global offering consisting of (i) an international offering of common shares, including common shares represented by ADSs, outside Brazil and (ii) a concurrent restricted public offering of common shares in Brazil. The international offering included a registered offering in the United States. As a result of this equity follow-on offering, we received net proceeds (after expenses and deducting underwriting commissions) of R$5,275,444 thousand (or US$998,948 thousand, translated to reais at the exchange rate of R$5.2810 as of February 1, 2022).

Also, on October 24, 2022, we announced to the market that we executed a joint-venture agreement with Halal Products Development Company, or HPDC, a wholly-owned subsidiary of the Public Investment Fund, or PIF, that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. On August 1, 2023, we announced the fulfillment of all conditions precedent to the joint venture under the joint venture agreement. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia is expected to hold assets in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. BRF Arabia will have a combined investment of US$500,000 thousand (or R$2,420,650 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), of which (i) US$125,000 thousand (or R$2,928,987 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) were contributed by us and by HPDC upon the incorporation of the joint venture; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by BRF Arabia’s shareholders.

In February 2023, we announced our plan for the sale of our pet food operation through a competitive bid. However, in November 2023, our management strategically opted for retaining the business.

Recent Significant changes in our Major Shareholders

In July 2023, we carried out an offering, or the 2023 Equity Offering, of 600,000,000 newly issued common shares, including (i) an offering in Brazil subject to automatic registration (Rito de Registro Automático de Distribuição) pursuant to the CVM rules and regulations, and (i) an international private placement (a) in the United States, in reliance on section 4(a)(2) of the Securities Act, and (b) in other countries outside of Brazil and the United States, in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements. As a result of this equity follow-on offering, we received net proceeds (after expenses and deducting underwriting commissions) of R$5,313,241 thousand (or US$1,106,050 thousand, translated to reais at the exchange rate of R$4.8038 as of July 13, 2023).

Between May 2021 and March 2024, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares in the open market. Based on the reported data included in the Management and Related Parties’ Securities Negotiation Form dated March 2024, as filed with the CVM pursuant to the CVM Resolution No. 44, Marfrig beneficially owns common shares representing 50.08% of our total outstanding common shares.

See “Item 7. Major Shareholders and Related Party Transactions⸻ A. Major Shareholders.”

Capital Expenditures

The table below sets forth our capital expenditures with respect to operations for the periods indicated:

	For the year ended December 31,
	2023	2022	2021
	(in thousands of reais)
Property, plant and equipment	791,817	1,452,733	1,555,426
Biological assets	1,457,174	1,387,669	1,239,746
Intangible assets	167,601	228,734	179,632
Total capital expenditures	2,416,592	3,069,136	2,974,804

Our principal capital expenditures currently in progress include increasing capacity in feed mills, pig slaughter, and by-products meal production, with greater efficiency in animal food conversion and manufacturing processes. Our principal divestitures of property, plant and equipment, biological assets and intangible assets currently in progress include non-industrial real estate.

In 2024, we plan to continue to apply expenditures that enable us to access new markets and improve efficiency of our assets and core operations.

In 2023, we adapted our plants and production processes to certain market qualifications, which included production, flexibilization, and adherence to regulatory requirements, improving food safety and product quality. Capital expenditures were also employed in feed mills, slaughterhouses, and by-products factories to improve process yield through assets revamping and technological upgrade.

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

Our continued efforts in innovation, efficiency and high value-added industrialized products have led to the inauguration of our Seropédica plant, in the Brazilian state of Rio de Janeiro, in July 2021, which was built upon the concept of Industry 4.0 (automation and data exchange in manufacturing). Additionally, we have expanded internationally with strategic investments in Turkey, in December 2021, and Saudi Arabia, in October 2022, in order to enhance our footprint in the region. See “Item 4. Information on the Company— A. History and Development of the Company—Investment into TBQ and Acquisition of Banvit – Turkey” and “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2021, 2022 and 2023.”

Launch of Efficiency Plan

Our Board of Executive Officers is focused on implementing our efficiency plan, or the BRF+ Efficiency Plan, which was established in the third quarter of 2022 with the goal to: (i) conduct in-depth diagnosis of opportunities for improvement; (ii) establish commitments linked to executive compensation; (iii) add new commitments to the 2023 budget; and (iv) systematically monitor the evolution of the plan implementation. We developed several workflows and priorities that have been generating positive results.

Our BRF+ Efficiency Plan includes the following workflows and priorities: (i) costs with animals: improve hatching and reduce feed conversion and mortality rate; (ii) industrial: optimize total yield;

(iii) logistics: improve service levels and reduce cost of service, (iv) Brazil: improve efficiency and productivity and gain market share; (v) International: improve market share and access new markets; (vi) Halal DDP: consolidate market share, expand portfolio of value-added items and expand our offer of Premium Griller (whole poultry) according to local preference; (vii) Losses: reduce complaints and insurance claims and reduce losses in logistics and commercial activities; (viii) Inventory: optimize inventory levels and destock.

In 2023, BRF+ Efficiency Plan generated gains of R$2,163,000 thousand, above the target set for the year. The focus on the consumption of alternative grains and direct producer purchases represented relevant gains in BRF+, while agricultural key performance indicators, such as hatching, feed conversation rate and mortality, reached or surpassed 2019 levels. On the industrial activities, we improved our in-natura yield. Improvements in service level, with the optimization of the cost to serve, positively impacted our customers’ NPS levels, while actions to achieve a greater balance between production and sales resulted in a reduction in first in, first out levels. Increases in export volume resulted in an improvement of our market share and new accreditations contributed to expand our brands’ international presence. In Losses, we managed to reduce numbers by focusing on actions across all steps of our chain. There was also a reduction in inventory levels of finished goods and raw materials.

As part of our annual continuous improvement exercise, we launched the BRF+ 2.0 for 2024, which was developed with a similar format to its predecessor. We defined internal and historical benchmarks and analyzed longer periods than those previously adopted to expand the horizon of potential operational results in different scenarios. In addition, comparisons between units, regions and markets allowed us to identify opportunities for increasing average performance levels. Based on those analyses’ results, our senior leadership defined the targets and commitments for 2024. These commitments were incorporated into our annual budget and will be monitored throughout the year.

B.	Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 5,500 stock keeping units, or SKUs, as of December 31, 2023, serving more than 350,000 consumers in more than 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2023, we were responsible for 10% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

We operate through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

Our portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for our consumers based on their needs and habits, combining practicality and adaptability to regional culture. We seek to achieve that goal by investing in innovation to increase our offer of high-value-added products, which represented 76.7% of total sales in Brazil in 2023. We believe that our vast portfolio based on high-value-added products is what makes us stand out from our competitors, strengthen our brands and build customer loyalty.

Our strategy also focus on diversification through the operation of complementary business units, such as Ingredients and Pet Food, which foster full integration of our business from farm-to-table. Through innovation, efficiency and sustainability, our independent Ingredients business unit generates high-performance agricultural raw materials to be used by us and our markets and is an important source of business integration, revenues maximization and efficiency. We operate four Pet Food factories distributed across the states of São Paulo, Rio Grande do Sul and Paraná, in Brazil, and Paraguay, producing a broad portfolio of products and brands such as Biofresh, Guabi Natural, Giran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE” (ADR level III).

Operating Segments

We divide our operations in three operating segments: Brazil, International and Other Segments. Each segment is further described below.

Brazil

The Brazil segment accounted for 50.1% of our net sales in 2023. In Brazil, as of December 31, 2023, we operated 38 production facilities, which comprise in the aggregate 31 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and four pet food plants, all of which are located near our raw material suppliers or the main consumer centers. To ensure efficiency, all these industrial plants are located near our raw material suppliers or main consumer centers. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We have an advanced logistics system in our domestic market, with a vast distribution network comprised of 53 distribution centers and transit points as of December 31, 2023, five of which are owned by us and 48 of which are leased from third parties. Our distribution network is fully prepared to serve supermarkets, retail stores, wholesale stores, restaurants, and other clients. Our capillarity enables our products to reach Brazilian consumers countrywide. Through our extensive logistics network strategically revolved around the largest consumer markets, comprising a fleet of approximately 5,300 vehicles, we perform approximately 500,000 deliveries per month, serving 95% of Brazilian municipalities. Daily, our fleet travels a distance correspondent to 7 laps on Earth.

We adopt an omnichannel strategy to provide top-notch consumer experience, including the offering of digital platforms focused on the end consumer (Mercato em Casa) and on business-to-business, or B2B, customers (Central BRF), through which we suggest purchase orders to customers based on the characteristics of their point of sale, increasing sale efficiency.

In Brazil, we serve more than 280,000 customers as of December 31, 2023. The growth of our customer base is supported by a combination of strong capillarity and our sales promotion team efforts. Our logistics network operates through traditional trade (sales to local markets and stores), modern trade (national and regional supermarkets) and food service (restaurants and fast food stores) channels, which represented, respectively, 53.4%, 39.2% and 7.4% of our net revenue for 2023. Within the modern trade channel, our sales promoters are present in 73% of all stores in Brazil.

International

The International segment accounted for 44.5% of our net sales in 2023. We serve approximately 70,000 clients in more than 120 countries, including the Gulf Cooperation Council, or GCC, countries, Turkey, China, Japan, Singapore and Chile.

As of December 31, 2023, this operating segment operated five industrial facilities for meat processing. Additionally, this operating segment operated 50 distribution centers and transit points in the Middle East and the Americas as well as commercial offices on four continents.

Our international reach and strong logistics capabilities enable us to be a leading poultry exporter from Brazil to Japan and Singapore and pork exporter from Brazil to the South Cone, Singapore and Vietnam, as well as responsible for approximately 10.0% of total global poultry exports in 2023.

Our Halal business unit operates in Turkey and the GCC countries. We began our operations in the region during the 70’s, with the launch of Sadia brand in the GCC countries, then aired the first television commercial in the region during the 80’s and established our first regional office in Dubai in 2002. In Turkey and in the GCC, value added products accounted for 21.1% and 18.5% of our net sales in 2023, respectively. We have been focusing on the logistics for the region since 2009, with the implementation of an integrated distribution process in Saudi Arabia and in the United Arab Emirates in 2013-2014.

In the GCC countries and Turkey, we also benefit from a robust logistics and distribution capacity comprised of approximately 780 trucks, 46 distribution centers and transit points, which deliver approximately 62,500 tons of products per month to approximately 70,000 customers, as of December 31, 2023.

In 2023, we obtained 66 additional authorizations to export to new markets.

Other Segments

Other Segments accounted for 5.4% of our net sales in 2023. This segment includes complementary businesses such as Ingredients and Pet Food. We operate three plants in Brazil and one in Paraguay exclusively dedicated to pet food. Additionally, we also produce pet food in our facility located in Francisco Beltrão-PR.

Additional Information

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in-natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Processed Food Products, including the following:
o	marinated, frozen, seasoned whole chicken and cut chicken, roosters (sold under the Chester® brand);

o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
o	snacks (salamitos);
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
o	frozen prepared meals, such as lasagna, macaroni and cheese, pasta, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have identified a set of initiatives on four priority fronts for our value chain, which include fostering low-carbon agriculture, increasing the use of renewable energy and increasing operational efficiency, guaranteeing a deforestation-free direct and indirect supply chain by 2025, and expanding our commitment to grain traceability to 100% of the biomes where we operate. We have adopted the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage our production chain. We also invested in clean energy in partnerships formed in 2021 with AES and Intrepid, with which we expect will be possible to reach almost 90% of electricity from clean sources in our operations in Brazil. In 2023, we received a monthly average of 14MW of clean energy generated by our wind farm in partnership with AES, and we expect to reach an average of 80MW per year in 2024. The solar energy plant under construction in partnership with Intrepid is expected to be fully operational by the end of 2025. In 2022, we allocated R$92,091 thousand in clean energy projects and in 2023 we planted a renewable forest covering approximately 3.3 thousand hectares. In 2024, we plan to invest R$13,800 thousand in clean energy self-generation projects.

Strategically, we are focused on improving results, consolidating our leadership positions and achieving growth while preserving profitability. This strategy includes: (i) maximizing return on investment of our existing assets; (ii) allocating capital wisely; (iii) optimizing footprint and capturing efficiencies throughout the value chain and (iv) connecting with consumers’ needs and improving our mix of channels and products. In Brazil, we are focused on ensuring progress in commercial execution and providing high quality service. In International, we plan to consolidate leadership and expand our value-added portfolio in the regions covered by the Halal DDP business unit, as well to regain leadership, expedite licenses and qualification requirements and develop business alternatives in the Direct Exports and Asia business unit.

A Fully Integrated and Global Platform

We offer a fully integrated food platform, present in all stages of the complex value chain in which we operate, involving a number of partners selected based on sustainable criteria as well as our integrated farmers and outgrowers, production facilities, distribution centers, and omnichannel sales. Our robust operations include approximately 100,000 employees, 9,000 integrated farmers, 44 industrial plants across the Americas, Africa, Asia, Europe, Eurasia and the Middle East, 103 logistics centers, 120 countries, and sales channels that vary between traditional retail and other innovative omnichannel formats, such as Mercato em Casa, Mercato Sadia, online marketplaces and store-within-a-store concept.

Source: Company
(1) Direct grain suppliers of the Cerrado and Amazon regions.

Efficiency and Cost Control

A pursuit for high-precision cost control culture is increasingly important in order to navigate periods of exacerbated cost pressure and ensure profitability throughout the cycle. An important tool to perpetuate our pursuit for excellence is what we call “SEO” – Sistema de Excelência Operacional (Operational Excellence System). The SEO intends to improve productivity and reduce costs worldwide as it is replicable in several geographies and ties into our digital processes by monitoring crops and estimating timing for potential price increases. Beginning in 2022 we implemented changes to simplify the SEO increasing efficiency and performance through production process indicators. In addition, we sought synergies between the SEO and +Excelência programs looking to integrate logistics processes on SEO and optimize our production chain costs.

Also in 2022, we implemented a management model focused on operational efficiency and profitability that is already bringing positive results. This management model was put in practice through the BRF+ Program, which included robust plans to capture operational gains in the various business areas, routines for our senior leadership to monitor the status of these plans and our main key performance indicators, and a cultural transformation movement to establish principles of simplicity, agility and efficiency. As a result, in 2023 we generated savings across the whole value chain of BRF. By systematically monitoring technical and financial key performance indicators, we reached results 21% above the defined target by the end of the year. The plan continues in 2024 as BRF+ 2.0, which includes new benchmarks, with benchmark analyses covering longer periods and exploring comparisons between units. The new targets for 2024 were approved by our senior leadership and incorporated into our annual budget.

Omnichannel Strategy

We aim to continuously improve our collaborations with brick-and-mortar and digital initiatives, while advancing with our Omnichannel Strategy. With Mercato Sadia and Mercato em Casa, we have made considerable progress integrating customer online and offline experience, which strengthened our digital and physical channels’ direct-to-consumer relationship.

Our sales strategy is focused on keeping consumers as the central point, providing top-notch services and offering a diversified portfolio to customers, including value-added products. We believe that, as a result of our sales strategy, we are able to keep high net promoter score (NPS) for services at our stores. Clients can buy a product online and pick up or have it delivered from a store (either expedite or scheduled delivery), which improves service quality.

In addition to Mercato Sadia and Mercato em Casa, we have partnerships with pure players (i.e., digital business only), which we believe play a key role in leveraging their current number of customers into having exposure to the BRF brands. Ongoing partnerships include iFood, Rappi, Daki, and others.

Additionally, we continue to accelerate our store-within-a-store concept with more than 220 partner stores including large retail chains in Brazil. We believe that this strategy provides our products with greater visibility and demand stimulation.

Besides that, in the B2B market, we are expanding our “Central BRF” platform by increasing our points of sales (convenience retail, restaurants and traditional retail) and extending the reach of our portfolio to a wider array of points of sales.

Environmental, Social and Governance (ESG) – Sustainability in Everything We Do

Our intention to offer quality food in a way that improves people’s lives is connected to our commitment to society and the planet. One of our principles is to ensure the sustainable growth of our chain and we expect our efforts toward sustainability to be stronger by 2030.

We expect that by 2025 approximately 90% of our energy requirement in Brazil will be supplied by clean and renewable sources (wind and solar). For instance, we entered into agreements for the implementation of clean energy projects, including (i) a joint venture for the construction and operation of a self-generated wind energy farm complex with AES, which is currently in operation and we expect will provide an average of 80MW of clean energy per year in 2024, and (ii) a joint initiative with Intrepid to implement a park for self-generation of solar energy in the Brazilian state of Ceará, which we expect will be concluded by the end of 2025. Additionally, in partnership with Banco do Brasil, we have committed to facilitate access to loans for the financing of solar panel installation to integrated farmers with whom we trade. As of December 31, 2023, 57% of the volume of poultry produced came from integrated farms with photovoltaic energy on their properties. We are confident that our producers and partners will remain devoted to this project, and together with Banco do Brasil, we expect to build solar farms to further reduce indirect emission.

As to social aspects, we seek to maintain an open dialogue with society, and expect to keep developing the communities where we operate and encouraging innovation and knowledge. We value education and inclusion, and we expect to keep contributing to the development of communities where we operate. We are one of the largest employers of refugees in Brazil, employing over 7,000 people displaced by war, conflict or persecution.

With respect to governance practices, we seek to maintain a clear link between ESG targets and our variable compensation programs, especially for the senior executives that are driving our long-term strategy. New policies are already in place to ensure that we comply with guidelines regarding human rights, sustainability, including the sustainable purchase of grains moving forward.

We have a sustainability committee that advises our board of directors on topics related to sustainability, monitors the progress of our ESG strategy and the implementation of ESG practices. In 2022, we also established an Internal Net Zero Committee composed of leaders from strategic areas, which monitors the performance of our greenhouse gas targets and the planned projects and initiatives.

We are one of the 27 founders of the Brazilian GHG Protocol Program, and for over a decade, we have been publishing greenhouse gas emissions inventories in the Public Emissions Registry. Over ten years, our inventory has held the Gold Seal by the Brazilian GHG Protocol Program, certifying us with the highest level of the program, providing transparency and reliability in the reported data. In 2023, we made progress in mapping the value chain emissions (scope 3), which includes producers and other suppliers. Through the scope 3 mapping, we identified that the greatest greenhouse gas emissions impact is within the supply chain. Among the main sources are land use in grain production, waste management in animal farming through the integration system, and transportation throughout the chain.

In 2023 we delivered 100% traceability of grains from direct suppliers and 79% traceability of indirect suppliers. We reduced absolute greenhouse gas emissions by 21% in scope 1 (our direct emissions) and scope 2 (indirect emissions from energy acquired for our use) compared to the base year (2019) and achieved an 8% reduction in water consumption per ton produced compared to the base year (2020). This reduction was reported in our last inventory, which was subject to external audit by Instituto Totum.

We invest in actions that reinforce the respect to the environment throughout the production chain. We are a signatory of the Global Pact of U.N. and are also listed in B3 in the corporate sustainability index (ISE). We also started reporting Sustainability Accounting Standards Board - SASB indicators in the Integrated Report of 2021, in the category Food & Beverage - Meat, Poultry & Dairy. We connect our strategic plan to our sustainable development goals by creating an agenda to fight hunger, sanitation, biodiversity and ethics, among others.

Our ESG commitments are highlighted below:

Animal Welfare

•	Ensure at all times that no antibiotics growth promoter is used in the livestock chain.
•	We are strictly committed to zero tolerance to animal mistreatment, whether through abuse or neglect.
•	In 2021, we fulfilled our commitments to ensure that (i) 100% of the pigs raised by us do not undergo the clipping or trimming of teeth and (ii) 100% of the swine farmed by us are not identified using procedures involving mutilation.

•	In 2022, we fulfilled our commitments to ensure that no male swine be surgically castrated.
•	In the first half of 2023, we fulfilled our commitment to have 100% of the poultry in the integration system cage-free globally by 2023.
•	Ongoing commitments include:
o	Certify by third-party audits 100% of the plants in Animal Welfare by 2025, duly respecting the religious and/or cultural requirements demanded by our customers.
o	Only use cage-free chicken eggs in the industrial food process globally by 2025.
o	Ensure the use of painkillers in 100% of the tail docking procedures by 2025.
o	Use environmental enrichment in 100% of the integration of poultry and swine by 2025.
o	To implement collective gestation stalls at 100% of sow breeding facilities.

Commodities

•	Ensure 100% traceability of grain acquired from the Brazilian Amazon and the Brazilian Cerrado by 2025 from direct suppliers and 77% traceability from indirect suppliers, which we achieved in 2023.

Communities

•	Invest R$400,000 thousand in communities by 2030.

Food Waste

•	Promote education to reduce food waste to 1.5 million people globally by 2030.

Diversity

•	Achieve 30% of women in top leadership by 2025. We joined the Equity is Priority movement, which is part of the UN Brazil Global Compact Network that reinforces this commitment.
•	Public commitment to fight racism in our industry.

Packaging

•	Have 100% recyclable, reusable or biodegradable packaging by 2025.

Greenhouse Gases

•	In 2021, we achieved our goal with the launch of Brazil’s first carbon-neutral plant-based chicken. In line with our Net Zero strategy and aiming to expand the marketing of plant-based products, in 2023 Sadia’s portfolio expanded to include three carbon-zero items: cauliflower wings, vegetable nuggets, and plant-based protein nuggets.

•	Net Zero by 2040. Reduction of greenhouse gas emissions in production processes. In 2023, there has already been a significant reduction in emissions, with a 21% reduction in greenhouse gas emissions in scopes 1 and 2, which refer to direct emissions and purchase and consumption of energy of our operations. We have also been working on reducing scope 3 emissions.

Natural Resources

•	Reduce our water consumption indicator by 13% by 2025 – in 2023, we reduced water consumption per produced ton by 8% compared to 2020.
•	Increase electricity from clean sources by 50% by 2030.

Our Products

We are a food company that focuses on the production and sale of branded in-natura and processed food, poultry and pork products as well as pet food.

In-natura

In-natura products include whole and cut poultry, as well as pork and other cuts. Our net sales from in-natura products in the year ended December 31, 2023 was R$25,803,614 thousand, compared to R$26,021,670 thousand in 2022 and R$24,215,273 thousand in 2021. Most of our poultry sales are to our export markets.

As a result of the commercial sanction imposed by the European Union on us, we have significantly reduced our production of turkey since 2018, as the European Union was our main consumer market for this product. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations.”

We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic Brazilian market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In January 2019, following the closing of the transaction in which Marfrig acquired our beef slaughtering facility in Várzea Grande, we and Marfrig signed a supply agreement under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. Our net sales of processed foods was R$24,367,209 thousand in 2023, compared to R$24,557,930 thousand in 2022 and R$21,685,117 thousand in 2021. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

Margarine

We sell margarine under the Qualy, Deline, Claybom and Sofiteli brands and also distribute margarine products of the third-party brand Becel. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014 we introduced the first aerated margarine in Brazil and, in 2016, we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017, we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market, and in 2022 we launched Qualy “Vegê,” the first clean label margarine in Brazil.

Cream cheese and Cheese bread

Qualy, a notable margarine brand in Brazil, expanded its portfolio in 2020 by offering new products such as curd and introducing a line of cheese breads. These products have been available since December 2020 and are consistent with Qualy’s pursuit to become the leading brand in breakfast and afternoon meals, which are relevant markets for the brand.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•	Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market. In 2019, we expanded our portfolio in this category by launching new products, such as Mac’n Cheese under the Sadia brand. Inspired by one of the favorite dishes in the United States, the Sadia Mac’n Cheese was launched in October 2019 with three variants: Mac’n Cheese Cheddar, Mac’n Cheese Cheddar with Bacon and Mac’n Cheese Cheddar with Sausage. In 2023, we launched Hot Bowls under the Sadia brand, which ranked second in the most innovative product category of the 2023 Fi Innovation Awards promoted by Fi South America. Hot Bowls are ready-made pasta bowls that come in three flavors: carbonara, mini meat balls and broccoli and bacon. We believe that this product is an innovative product in the Brazilian market, with greater added value to the ready-to-eat meals sub-category. They are made on the same production line as Mac’n Cheese, which optimized our factory’s occupancy.
•	French Fries. We sell frozen French fries that are produced and packaged for us by third parties.
•	Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

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

In 2023, we have revamped our Veg&Tal portfolio to offer a broader range of products, including through a partnership with PlantPlus Foods, a plant-based food tech joint venture between Marfrig and Archer-Daniels-Midland, or ADM. Moving forward, while PlantPlus Foods will strengthen its presence in the meat-like market, Sadia Veg&Tal will focus on veggie-forward products. The Veg&Tal currently features cauliflower wings, pumpkin&chickpea and broccoli&spinach burgers, and vegetable nuggets. Additionally, we have three zero-carbon items in line with our commitment to becoming Net Zero by 2040. Our Veg&Tal’s cauliflower wings won the 2023 Fi Innovation Awards promoted by Fi South America as the most innovative product (tied with another product).

In November 2023, we launched a 100% plant-based butter under the Becel brand.

Frozen desserts

We have produced and sold Miss Daisy desserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including mousse pie, lemon pie, chocolate and vanilla pie, and mousse pie with chocolate shavings, and Dutch pie.

Inspired by seasonal flavors, the Miss Daisy brand also launched three new flavors in 2020: hazelnut cream, guava paste with cream cheese and a limited edition of condensed milk fudge mousse pie with caramelized nuts.

Pet Products

In 2021, we concluded the acquisition of the Mogiana Group and the Hercosul Group, adding strong and traditional brands, robust industrial facilities and expertise in the specialized pet products. Our portfolio includes dry and wet food, snacks in a wide range of standard to super premium brands such as: Biofresh, Guabi Natural, GranPlus, Three Dogs, Three cats, Faro, Primocão, Primogato and our native brand Balance.

In February 2023, we announced our plan for the sale of our pet food operation through a competitive bid. However, in November 2023, our management strategically opted for retaining the business.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2023, through Banvit, we produced 9,565 thousand tons of feed and PREMIX in Brazil, compared to 9,088 thousand tons in 2022 and 10,071 thousand tons in 2021, and 726 thousand tons in Turkey, compared to 809 thousand tons in 2022. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Our Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry and pork to produce processed food products and pet food and distribute unprocessed and processed products throughout Brazil and in our export markets.

Poultry

At the beginning of the production cycle of broiler chicken (i.e., chicken that is bred and raised specifically for meat production), we purchase day-old grandparent’s breeder chicks from Aviagen of Brazil. We send these birds to our grandparent stock farms, forming our grandparent breeding stock, which will later generate our chicken cuts production. With respect to turkeys, we purchase hatched grandparent’s eggs and then send those eggs to our grandparent stock hatchery, where the eggs are hatched, and the chicks are raised, forming our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1,719 billion day-old chicks and 12,774 million day-old turkeys in 2023. In Brazil we produced 1,552 billion day-old chicks and 12,647 million day-old turkeys. In Turkey we produced 167,142 million day-old chicks and we purchased 127 thousand day-old turkeys. We hatch these eggs in our 30 hatcheries (26 broiler, 1 turkey, 3 breeders), with 3 broilers in Turkey and the other hatcheries in Brazil. In March 2023, we deactivated our day-old turkey production operations in Turkey.

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities.

These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 6,000 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

As of December 31, 2023, we have a fully automated slaughtering capacity of 35.8 million heads of poultry per week and 277 thousand heads of turkey per week.

Pork

We produce the vast majority of the pork we use in our products. We also purchase pork on the spot market. In 2023, we purchased 2.24% of the total pork slaughtered from the spot market.

Piglet producers either purchase parent breeder hogs produced by us or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with approximately 3,000 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

As of December 31, 2023, we had a pork slaughtering capacity of 193.1 thousand heads per week.

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. We have a total production capacity of 195.3 thousand tons/month across 16 production units in Brazil (Capinzal, Chapecó, Concórdia, Herval D’Oeste, Lajeado, Lucas de Rio Verde, Marau, Paranaguá, Ponta Grossa, Rio Verde, Seropédica, Tatuí, Toledo, Uberlândia, Videira and Vitória de Santo Antão) processing meat products (such as mortadella, franks, sausage, hamburger and breaded meat) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. We completed the construction of one plant in Seropédica, in the Brazilian state of Rio de Janeiro, and began operations in July 2021. In Tatuí, in the Brazilian state of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the Brazilian state of Paraná, we produce pizzas, pastas, desserts (such as Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials.

In 2019, Marfrig acquired our beef slaughtering facility in Várzea Grande, and we and Marfrig signed a supply agreement, which was subsequently amended, under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products until August 1, 2024. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

We also operate a plant in Turkey, with a total capacity of 93 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded meat, hamburger, mortadella and marinated chicken breast.

In January 2021, we concluded the acquisition of Joody Al Sharqiya Food Production Factory, our first production plant in Saudi Arabia with a total capacity of 3.6 thousand tons/year. In October 2022 we implemented an expansion plan to grow the capacity to 18 thousand tons/year of processed chicken products. We also operate a facility in the United Arab Emirates, in Kezad, with total capacity of 70 thousand tons/year of processed products.

We also sell frozen French fries that are produced and packaged for us by third parties. In addition, we produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the Brazilian state of Santa Catarina, Dois Vizinhos, in the Brazilian state of Paraná, and in Toledo, also in the Brazilian state of Paraná. In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets, and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans.

The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plants in Paranaguá, in the Brazilian state of Paraná, Uberlândia, in the Brazilian state of Minas Gerais and Vitória de Santo Antão, in the Brazilian state of Pernambuco, under the Qualy, Deline and Claybom and Becel brands. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

We also sell halal food, which is the food allowed for Islamic consumption. The halal poultry needs to undergo a specific religious and technical procedure of slaughtering and processing, assuring that it was produced according to the Islamic requirements and that it had no contact with prohibited foods or ingredients. In addition, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of the MAPA may establish additional requirements for halal food production that we must comply with. We are assisted by Islamic entities that are responsible for slaughtering and certifying all of our halal products.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 24 feed and PREMIX production plants in Brazil and three feed production plants in Turkey. Additionally, we lease three feed plants from third parties that are 100% dedicated to our operations and one PREMIX production plant that is not 100% dedicated to our operations. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. We also purchase corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the Brazilian states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Pet Food

Our pet food portfolio consists of a wide variety of dry and wet food and snacks. All dry and wet food are produced internally, in our production plants. We own four production plants in Brazil (Campinas – Sao Paulo, Bastos – Sao Paulo, Ivoti – Rio Grande do Sul, Francisco Beltrao – Parana) and one production plant in Paraguay, which counts on a high level of industrial automation. The snacks portfolio is 100% produced by and purchased from co-manufacturers.

The basic raw materials used in pet food production are grains (such as corn, wheat and rice), fat (animal or vegetal) and animal proteins (mainly chicken, meat and fish), with the addition of vitamins and minerals premix. For dry pet food, the ingredients are processed through extrusion, and for wet pet food, there is a sterilization process in autoclave equipment. The corn is grown primarily the South and Mid-West regions of Brazil. We buy soy meal from major national producers and the prices of corn, soybeans and soy meal are influenced by international quotes and local currency rates. The animal proteins are bought from BRF and other large producers in Brazil, and their prices are correlated to corn and soybean prices, in addition to meat production.

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

We have a Chain Monitoring System that is structured to strengthen social and environmental risk control, support an ethical and responsible business model and develop sustainable partnerships. We seek to accomplish this by undertaking quality audits, distributing and requiring supplier adherence to our Suppliers’ Code of Conduct, running approval assessments, establishing internal procurement standards, or the Procurement Standards, following the Policy for Related-Party Transactions, consulting public data and also including certain related obligations in our contracts with suppliers. Our Suppliers’ Code of Conduct, which is posted on our website and agreed to in advance by our suppliers, regulates our relationship and focuses on ethical behavior, social and environmental responsibility. We are focused on a stronger risk management approach, especially with respect to quality, integrity and safety, as well as sustainability and compliance.

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

For cases of conflicts of interest with suppliers, we have a specialized team that analyzes the risk of maintaining or replacing the specified supplier. Additionally, through biweekly reviews of publicly available data in Brazil, we identify suppliers that do not comply with sanctions lists (such as those set forth by IBAMA and by the Brazilian national registry of ineligible and suspended entities (Cadastro Nacional de Empresas Inidôneas e Suspensas, or CEIS), which lists companies that have suffered punishments provided for in the Brazilian Anti-Corruption Law) or our standards. When evaluating suppliers, we regularly analyze, among other things, the following: environmental practices, labor relations and practices and general compliance with laws and regulations.

We have a standard supplier procurement process across all departments. All our new suppliers are required to accept and follow the Suppliers Code of Conduct and the Policy for Related-Party Transactions, whether in connection with a contract or spot purchase. Suppliers who do not accept the Suppliers Code of Conduct while registering in our system are automatically blocked. During the homologation process, if necessary, the supplier must answer additional questions in connection with the Policy for Related-Party Transactions, the maintenance of certain certificates, adoption of social practices, among other relevant information.

The evaluation and appropriate selection of suppliers and our relationships with those suppliers is critical to our market competitiveness. The supplier assessment process often involves the simultaneous consideration of various aspects of the supplier’s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance. Our process follows established guidelines, supported by systems and rules to be followed by all members of our procurement team. Our advanced purchasing systems (Ariba SAP and Ariba Network) reinforce our commitment to compliance and transparency in our routine processes by ensuring an accurate evaluation of our contracted services and facilitating robust communication between our suppliers and our systems.

Tracking and auditing are continually monitored through internal and external audits and controls in compliance with the Sarbanes-Oxley Act to ensure that our processes are constantly improving and aligned with our Procurement Standards and codes, compliance and sustainability efforts.

Sales

We sell our products both in the domestic and export markets around the world. We operate in three operating segments, which primarily reflect our geographical structure: Brazil, International (including Halal markets in the Middle East, North Africa, Malaysia and Eastern Europe, as well as Africa, Asia, Europe, Eurasia and the Americas) and Other Segments.

The table below sets forth the percentage of our net sales by category in the Brazilian segment, International segment, and Other Segments for the periods indicated:

	2023	2022	2021
Brazilian Market
In-Natura	11.0%	11.1%	12.4%
Processed Food Products	38.4%	38.8%	38.7%
Other Sales	0.6%	0.3%	0.2%
Total Brazilian market	50.1%	50.2%	51.3%

International Markets
In-Natura	37.1%	37.3%	37.7%
Processed Food Products	7.0%	6.8%	6.1%
Other Sales	0.4%	0.7%	0.7%
Total International markets	44.5%	44.8%	44.5%
Other Segments	5.4%	5.0%	4.2%
Total	100%	100%	100%

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

Brazil is the fifth largest country in the world in terms of land and has the seventh largest population on the globe. Brazil had an estimated population of approximately 214.8 million people in 2022, projected to grow to 216.3 in 2023, according to the OECD.

Brazil’s real gross domestic product, or GDP, amounted to US$2.2 trillion in 2023, US$1.9 trillion in 2022 and US$1.7 trillion in 2021. Brazilian GDP increased at an average annual rate of 5.1% from 2005 through 2023. Reacting to a weak economic environment in 2015 and 2016, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate from a 13.75% SELIC interest rate as of December 31, 2016 to 2% as of December 31, 2020. Between 2021 and 2023, reacting to a higher inflation, the Central Bank raised the SELIC interest rate from 2% to 13.75% to control inflationary pressures in the aftermath of COVID-19. Since August 2023, the Central Bank has been lowering the SELIC interest rate once again. As of December 31, 2023 the SELIC interest rate was 11.75% and, as of the date of this annual report, the SELIC interest rate was 10.75%. For the year ended December 31, 2023, the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, inflation index decreased to 4.62% in comparison to 5.79% and 10.06% for the years ended December 31, 2022 and 2021, respectively. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$4.84/US$1.00 as of December 31, 2023, R$5.22/US$1.00 as of December 31, 2022 and R$5.58/US$1.00 as of December 31, 2021, with the real appreciating by 7.2% as of December 31, 2023, compared to 2022.

Brazil’s demographic dynamics is expected to stimulate the market, considering the projected population increase and projected GDP per capita CAGR of 5.7% between 2023 and 2028, according to OECD, IBGE and IMF data.

Brazilian Population Projection

(millions of inhabitants)

Source: OECD, March 2024.

Brazil GDP Per Capita Projection

(US$ thousands per inhabitant)

Source: OECD, IBGE, IMF, March 2024.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. According to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the average unemployment rate for 2023 was 7.4%, a decrease of 0.5 percentage points, or p.p., when compared to 7.9% in 2022. The Consumer Confidence Index, or ICC, published by the Fundação Getúlio Vargas, or FGV, for December 2023 was 93.3, an increase of 5.3 p.p. in comparison to 88.0 in December 2022.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados), or ABRAS, in December 2023, Brazilian household consumption (former supermarket sales) in real terms (adjusted using the IPCA inflation index), increased by 10.73% compared to December 2022. For the full year, supermarket sales in real terms rose by 3.09% in 2023 as compared to 2022.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2023 of 95.9 kilograms, including beef, chicken and pork products, according to the OECD, an increase of 0.3% compared to 2022. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the meat price decreases and economic recovery, meat consumption increased in 2023 compared to 2022. A slight economic improvement is expected for 2024 in comparison to 2023. An increase in animal protein consumption in Brazil of 5.7% for poultry and 4.3% for pork is expected, considering the period between 2023 and 2028, as these are the preferred sources of animal protein for Brazilians, according to OECD.

Consumption of processed products is influenced by a number of factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years since the consumption of these foods has been growing substantially among Brazilian consumers (CAGR projected between 2024 and 2028 of 4.87% according to Statista data), with further potential for expansion. The growing size of the ready-to-eat meal market in Brazil is also noticeable in the per capita consumption of ready-to-eat meals and has potential to grow even further. When compared to other countries such as the United States and Japan, which consume 2.5x and 3.7x more than Brazil, consumption in Brazil in at an initial stage.

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors, as of November-December of each year:

•	the Brazilian industrialized food market had revenues of approximately R$34,942 million in 2023 compared to R$33,389 million in 2022;
•	the Brazilian frozen food market had revenues of approximately R$8,353 million in 2023 compared to R$7,841 million in 2022; and
•	the Brazilian margarine market had revenues of R$7,475 million in 2023 compared to R$7,257 million in 2022.

These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

Export Markets

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

The information set forth below in this “Export Markets” subsection is derived from the Brazilian Secretary of Foreign Trade (Secretaria de Comércio Exterior), or SECEX, and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports in the year ended December 31, 2023 totaled 5.0 million tons, with sales amounting to US$9,632,245 thousand (or R$46,632,589 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 4.7 million tons with sales of US$9,535,096 thousand (or R$49,751,272 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, China has been the main destination for these exports (13.6%), followed by the United Arab Emirates (8.8%), Japan (8.6%) and Saudi Arabia (7.5%).

The volume of Brazilian pork exports in the year ended December 31, 2023 totaled 1.2 million tons, with sales amounting to US$2,799,966 thousand (or R$13,555,476 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 1.1 million tons with sales of US$2,547,565 thousand (or R$13,292,428 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, the leading importers, China, Hong Kong and Philippines represented 32.0%, 10.4% and 10.4%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2023 totaled 2.3 million tons, with sales amounting to US$10,452,590 thousand (or R$50,604,125 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 2.2 million tons with sales of US$12,882,871 thousand (or R$67,218,954 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, the leading importers, China, the United States and Hong Kong, represented 52.9%, 6.1% and 4.7%, respectively, of total exports from Brazil.

For a discussion on the global economic conditions and further information on the conditions of our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the second largest producer and the leading exporter of poultry in the world in 2023 based on estimates calculated by the United States Department of Agriculture, or the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry. USDA indicates a 3.0% increase in the Brazilian poultry production for 2023 when compared to 2022.

According to the USDA, global poultry trade decreased 0.1% in 2023 compared to 2022, mainly due to lower exports from Turkey (which decreased 30.3% in comparison to 2022), Argentina (which decreased 33.0% in comparison to 2022) and Chile (which decreased 47.9% in comparison to 2022). According to the SECEX, exports of poultry parts increased 9.9% in 2023 compared to 2022, representing 73.3% of the total poultry exported volumes. Whole chicken, which represented 21.2% of the total volume, increased 4.5% in 2023 compared to 2022. The main destinations of total exports in 2023 were China, United Arab Emirates, Japan and Saudi Arabia. In comparison to 2022, in 2023 China increased total imports from Brazil by 26.3%, United Arab Emirates decreased total imports from Brazil by 1.0%, Japan increased total imports from Brazil by 3.2% and Saudi Arabia increased total imports from Brazil by 10.8%.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	World Chicken Production
Primary Chicken Producers	2023	2022	2021
	(in thousands of tons – “ready to cook” equivalent)
U.S.	21,095	20,992	20,391
Brazil	14,900	14,465	14,500
China	14,300	14,300	14,700
European Union (27 countries)	11,150	10,870	10,840
Russia	4,875	4,800	4,600
Mexico	3,855	3,763	3,665
Thailand	3,450	3,300	3,220
Argentina	2,330	2,319	2,290
Turkey	2,250	2,418	2,246
Colombia	1,890	1,893	1,773
United Kingdom	1,865	1,840	1,841
Others	20,429	20,880	20,994
Total	102,389	101,840	101,060

Primary Chicken Exporters	2023	2022	2021
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,770	4,447	4,226
U.S.	3,300	3,316	3,353
European Union (27 countries)	1,715	1,725	1,839
Thailand	1,105	1,021	907
China	545	532	457
Turkey	450	646	559
Others	1,674	1,887	1,967
Total	13,559	13,574	13,308

Primary Chicken Consumers	2023	2022	2021
	(in thousands of tons – “ready to cook” equivalent)
U.S.	17,874	17,673	17,167
China	14,535	14,401	15,031
European Union (27 countries)	10,180	9,849	9,648
Brazil	10,132	10,023	10,279
Mexico	4,836	4,666	4,575
Russia	4,805	4,750	4,632
Japan	2,829	2,877	2,848
United Kingdom	2,590	2,477	2,173
Thailand	2,325	2,310	2,280
Argentina	2,206	2,138	2,116
Colombia	1,940	1,970	1,869
Philippines	1,920	1,919	1,781
Peru	1,880	1,882	1,846
South Africa	1,811	1,842	1,888
Others	20,068	20,496	20,453
Total	99,931	99,273	98,586

Source: USDA, 2023.

Among the poultry consumer market, global consumption growth is largely led by product importing countries. According to the Organization for Economic Co-operation and Development, or OECD, it is estimated that the ten main importing countries, together, will account for 23.7% of the consumption growth in the global market projected for 2022 to 2031:

Consumption Growth Projected in the Top Ten Poultry Importers (2022-2031)

Pork

Brazil was the fourth largest producer and third largest exporter and the sixth largest consumer of pork in the world in 2023, according to the USDA. In 2023, Brazilian production increased by 2.9% when compared to the previous year, according to the USDA. According to the USDA, global production of pork increased by 0.6% and pork consumption increased by 1.1% in 2023. According to the USDA, global pork exports reached 10,007 million tons in 2023. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the SECEX, as of December 2023, China was Brazil’s primary destination for pork followed by Hong Kong, representing 32.0% and 10.4%, respectively, of total Brazilian pork exports in 2023. Chinese imports from Brazil decreased by 15.6%, and Hong Kong imports increased by 29.3%, from 2022 to 2023.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
China	56,900	55,410	47,500
European Union (27 countries)	20,850	22,277	23,615
U.S.	12,391	12,252	12,560
Brazil	4,475	4,350	4,365
Russia	3,950	3,910	3,700
Vietnam	3,511	3,313	3,084
Others	13,138	13,021	13,130
Total	115,215	114,533	107,954

Main Pork Exporters	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
European Union (27 countries)	3,100	4,175	4,993
U.S.	3,070	2,878	3,186
Brazil	1,414	1,319	1,321
Canada	1,300	1,416	1,483
Chile	260	230	268
Mexico	260	285	319
Russia	210	170	158
United Kingdom	180	261	256
Others	213	209	236
Total	10,007	10,943	12,220

Main Pork Consumers	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
China	58,733	57,434	51,724
European Union (27 countries)	17,855	18,223	18,720
U.S.	9,876	9,957	9,919
Russia	3,755	3,758	3,558
Vietnam	3,606	3,415	3,258
Brazil	3,063	3,033	3,047
Others	17,597	17,416	17,019
Total	114,485	113,236	107,245

Source: USDA, 2023.

In the pork market, the main importing countries are still responsible for most of the consumption growth in the global market projected for 2022 to 2031, accounting for 81.8% of consumption growth:

Consumption Growth in the Top Ten Pork Importers (2022-2031)

Beef

Brazil was the second largest producer, the third largest consumer and the largest exporter of beef in the world in 2023, according to the USDA. From 2023 to 2024, the USDA estimates that there will be an increase in global beef production and exports of approximately 0.2% and 1.3%, respectively, while consumption is expected to reduce by 0.2%.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,287	12,890	12,734
Brazil	10,560	10,350	9,750
China	7,500	7,180	6,980
European Union (27 countries)	6,430	6,722	6,883
India	4,435	4,350	4,195
Argentina	3,300	3,140	3,000
Mexico	2,220	2,177	2,129
Australia	2,215	1,878	1,895
Canada	1,340	1,412	1,385
Russia	1,320	1,320	1,380
Others	7,767	7,862	8,030
Total	59,374	59,281	58,361

Main Beef Exporters	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,898	2,898	2,320
Australia	1,570	1,238	1,291
India	1,420	1,442	1,397
U.S.	1,367	1,608	1,555
Argentina	875	823	735
Others	3,802	4,021	4,142
Total	11,932	12,030	11,440

Main Beef Consumers	2023	2022	2021
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,645	12,799	12,717
China	11,057	10,662	9,987
Brazil	7,717	7,524	7,492
European Union (27 countries)	6,180	6,468	6,529
India	3,015	2,908	2,798
Argentina	2,428	2,324	2,273
Others	14,791	14,752	15,079
Total	57,833	57,437	56,875

Source: USDA, 2023.

Global trends favorable to our markets

The expected CAGR for global GDP per capita between 2023 and 2028 of 4.1% suggests a potential increase in income, which tends to boost protein consumption.

World GDP Per Capita Forecast

(US$ thousands per inhabitant)

Source: IMF, October 2023.

With a larger population and higher disposable income, protein consumption is expected to increase significantly over the next few years, with a projected CAGR of total protein volume between 2023 and 2028 of 1.0%. Among the protein sources, poultry and pork, precisely our markets, should stand out, as shown in the chart below:

Growth in Global Protein Consumption (2023-2028 volume CAGR)

Source: OECD, February 2023.

Thus, it can be concluded that the global market for our products is supported by positive trends in demographic growth and that we are well positioned in the sector, both geographically and in terms of product portfolio.

With emphasis on the Halal market, in which we have established a footprint for decades, significant trends in population and GDP growth can be noted, which tend to stimulate protein consumption. In the coming years, significant population and GDP growth is expected in Middle Eastern countries. The evolution of women’s rights and the growing economic openness of countries like Saudi Arabia are positively impacting the consumption habits of the population in the region. Such changes in demographics and in the pattern of consumption should encourage the appeal of practicality in food, increasing the demand for chilled and frozen proteins. The graphs below present the average population projection and the GDP per capita projection of the Middle East, evidencing the expected population increase of 21.9 million and GDP per capita with a CAGR of 2.6% between 2023 and 2028.

Middle East Population Projection

(millions of inhabitants)

Source: IMF, October 2023.

Middle East GDP Per Capita Projection

(US$ thousands per inhabitant)

Source: IMF, October 2023.

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2023 as reported by A.C. Nielsen shows that we have significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

Market Share in 2023

Source: A.C. Nielsen Bimonthly Retail – Margarines and Frozen Meals (November/December 2023 survey); Sausages and Cold Cuts (November/December 2023 survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

Nationally, our main competitors within the Brazilian market for the processed meat segment is JBS (which owns the brands Seara and Rezende) followed by Aurora. The remainder of the market is represented by several small producers, such as Pif Paf Alimentos S.A. and Frimesa, which have relevant performance in the Southeastern and Southern regions of the country, respectively.

In the margarine market, we maintained a leading position with the Qualy brand by a wide margin. Our main competitor is also JBS, which acquired Bunge’s margarine operation (consequently becoming the owner of the brands Delicia and Primor, as well as their previous brands, such as Doriana), followed by Vigor Alimentos S.A.

In the Brazilian market for in-natura meat (whole poultry, poultry and pork cuts), we face competition from a large number of small producers, some of which operate in the informal economy and offer lower quality products at lower prices. The in-natura meat market is volatile and cyclical (higher costs and protein offer). In order to prevent low margins by competing with small producers and keep a stronger market presence, we have changed our price strategy and developed a high aggregate value and innovative portfolio. Our main focus in the Brazilian market is to meet consumer needs focusing on increasing value-added products which represented more than 76% of our sales in 2023.

The pet industry in Brazil, which has been growing quickly in the last years, is composed of pet food, veterinary medicines and pet general care, which encompasses pet health care and hygiene. The global pet food market size was valued at US$103.3 billion in 2023, and is projected to reach US$139.3 billion by 2030 according to Grand View Research, with Brazil playing a key role in this growth. The country has the second largest population of dogs in the world and is the third largest country in total pet population, which market represents 0.386% of total Brazilian GDP, according to Vetnil, based on indicators from the World Bank and Euromonitor data from 2023.

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. For example, farming livestock cooperatives are increasingly significant competitors in our markets, as they have certain tax advantages, and generally enjoy greater mobility in directing their production to foreign markets at times when exports become more attractive than their respective domestic market. In addition, JBS is one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive input costs.

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

Our net sales in the international market reached R$23,851,764 thousand in 2023, a decrease of 1.0% (R$24,103,135 thousand) from 2022. In 2023, the variation in the price of chicken protein was mainly influenced by the imbalance between supply and demand at a global level, putting pressure on the sector's margins. The first cases of avian influenza in Brazil also had a negative impact on the prices of Brazilian chicken exports, even though the disease did not affect any commercial farms. Despite these factors, in 2023 we increased our sales volume in the international segment by 10.8% as a result of our strategy of reducing idleness, factory occupancy and a greater number of sales destinations (authorizations), along with the strategy of reducing capital employed, which impacted mostly lower inventories. We obtained 66 new authorizations during the year, which gave us the flexibility to capture market opportunities in a challenging year for the protein sector. Despite the challenging international market environment, we still believe we are one of the largest poultry exporters in the world. In 2023, we accounted for 10% of the world’s poultry trade, according to USDA.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2023, our domestic distribution network consisted of 20 distribution centers in several Brazilian states. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 33 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá, in the Brazilian state of Santa Catarina. We also export our products through Rio Grande, in the Brazilian state of Rio Grande do Sul and Paranaguá, in the Brazilian state of Paraná. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the Brazilian states of Paraná, Santa Catarina and Rio Grande do Sul. In 2023, we packed 65.3% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. We have occasionally experienced disruptions at the ports as a result of logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through offices in Austria, Chile, China, Japan, Kingdom of Saudi Arabia, Kuwait, Oman, Qatar, Russia, Singapore, South Africa, South Korea, Turkey, United Arab Emirates, Uruguay and Vietnam. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. Since 2018, the European Union suspension on certain products from Brazilian producers has caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. In June, 2019, we sold most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand, to Tyson International Holding Co. We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. That non-compete provision lapsed in 2022 and we no longer have any restrictions to sell in Europe. In October 2020, after reaching a commercial agreement with Tyson International Holding Co., we resumed the export of poultry breast cuts to Europe, accelerating our return to the continent. We are awaiting the result of the systemic audit mission by DG Santé (the European Union’s health authority) to the Brazilian health system, which took place at the end of 2023, with the expectation that if the European authorities give a positive assessment, BRF will be able to resume access to the European market. We currently sell only chicken breast and raw material for the pet food industry in the European Union.

The United Kingdom is a country dependent on foreign food, and had problems with supply shortages in 2023, which made its need to import food increasingly relevant. In July 2023, as a result of an audit mission to the Brazilian health system carried out at the end of 2022, the United Kingdom announced the signing of a pre-listing agreement and the end of reinforced controls with Brazil. As a result, in 2023 our industrial units located in Marau-RS and Toledo-PR were authorized to export poultry breast cuts and processed poultry products to the United Kingdom. Additionally, in January 2024, our units in Chapecó-SC, Francisco Beltrão-PR and Capinzal-SC were also authorized to export to the United Kingdom.

Asia. Asia is a highly diverse continent, both in terms of cultural and economic development characteristics, where we serve several countries, from mainland China to the islands in the South Pacific region. In 2022, we closed our local distribution operation in Shanghai, but China was our largest market in 2023. In 2023, Japan was our second largest market in Asia, where our local level of service, coupled with quality standards and product range have made us a preferred supplier of chicken products in the market, according to Datamar. According to the ABPA, in South Korea, we were one of the first Brazilian producers to export pork cut providing new business opportunities. In Singapore, we consolidated the Sadia brand with a diverse portfolio and brand campaigns, maintaining our presence in modern retails in key products categories. Additionally, in Southeast Asia, we expanded to new countries and clients, serving these markets with a diverse portfolio of chicken, pork and processed meat. In addition, the arrangements with Tyson include a removal of the non-compete restrictions in the Thai market by 2024.

Middle East. In the Middle East and Turkey we sell to wholesalers, retailers, small stores (traditional trade), food service providers and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We have as well launched new products adjacent of the chicken category, such as Frozen French Fries and Frozen Vegetables. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading poultry brand in the Gulf Cooperation Council and has the highest preference level within the poultry category based on the weighted market volume size of each country, according to a study made by Ipsos Research, a third-party consulting firm, in 2023. We operate a Halal business focused 100% in the Halal market, which has strong demand in the region. In Turkey, we distribute our products through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017, which owns a 91.71% equity interest in Banvit. Banvit is the number one brand in Turkey in the chicken category, leading with a preference score of 51% according to a study made by Ipsos in 2023. See “Item 4. Information on the Company—A. History and Development of the Company— Investment into TBQ and Acquisition of Banvit – Turkey.” In 2021, we concluded the acquisition of a food processing plant in Dammam, Saudi Arabia, which reinforced our production capabilities in the region. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia is expected to hold assets in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. See “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2021, 2022 and 2023.”

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed foods category, but also value-added opportunities in key markets. From 2021 to 2023, we focused on strengthening our partnerships in the region, further improving our leadership position in exports of processed foods to the continent. Our approach to exports in Africa targets sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa and Mauritius through our facilities in Turkey. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of development will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities, for example by expanding our portfolio of breaded items in Ghana, Angola and the Democratic Republic of the Congo, which we started in 2020.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2023, we continued selling chicken cuts, including breasts and wings, to processing companies in Canada, and processed items to the Caribbean. Additionally, Sadia and Qualy are established brands that enjoy significant market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors. An example of our commercial strength in the Americas is our leadership in the margarine segment in Chile with our brand Qualy and in the breaded and ready meals segments in Chile and Uruguay with Sadia.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy” and “Perdigão” brands in the Brazilian market and mainly under the “BRF Ingredients,” “Perdix,” “Perdigão,” “Sadia,” “Confidence,” “Qualy,” “Borella,” “Hilal,” “Balance,” “Onefoods,” “Banvit” and “Deline” brands in our international markets, as described below under “— Marketing.”

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

In addition, we have patents registered in Brazil and more than 10 other countries. We have applied to have the Sadia, Perdigão and Qualy trademarks recognized as “well known trademarks” by the Brazilian National Institute for Industrial Property (Instituto Nacional de Propriedade Industrial – INPI), which granted us that recognition for Sadia and Perdigão in June 2011 (later renewed in September 2018) and for Qualy in August 2019. We have also applied for our corporate trademark “BRF” (and accompanying design) to be registered in over 100 countries in North and South America, Europe, Asia, Africa and the Middle East.

Lastly, we own several internet domain names, registered with the competent authorities, such as “perdigao.com.br,” “claybom.com.br,” “qualy.com.br,” “sadia.com.br,” “brf.com,” “brf-global.com,” “banvit.com,” “banvitas.com,” “deline.com.br” and “kidelli.com.br.”

Marketing

As one of Brazil’s leading food companies our ambition is to expand to new categories and consumption categories with high added value, recognized and desired brands. With this in mind our marketing efforts are based on: (i) adding value to existing categories and diversifying our product lines; (ii) increasing convenience with respect to our in-natura meat and processed products; (iii) ensuring that our brands are recognized and associated with high quality products; and (iv) strengthening our reputation for quality by emphasizing high quality service to our customers. Furthermore, we intend to consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments. We also have an active marketing program using several channels, including television, streaming platforms, video, digital, social media, print and brand experiences.

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy master brands. Apart from these major brands, we also sell our products under various Sadia lines, including: Sadia Veg&Tal, Sadia Bio, Sadia Orgânico and Sadia Speciale. Additionally, we sell products under various Perdigão lines, including Chester, Ouro, Na Brasa and Meu Menu.

Sadia is the Brazilian most valuable food brand according to Kantar Insights Division’s Brand Tracking – Food Category, Q4 2023 and holds a leading position in the market. Perdigão leads core volumetric occasions in the Brazilian food market, including in the processed food segment and was the food brand most chosen in Brazil according to Kantar Brand Foodprint. Chester is a Perdigão line well-known for its Christmas products. Sadia and Perdigão, together, hold 47.1% of the food market preference in Brazil, according to Kantar Insights Division’s Brand Tracking – Food Category, Q4 2023.

We sell spreads under the Qualy, Deline, Sofiteli and Claybom brands. We maintain our leading market position with Qualy by pioneering the margarine market for the last 30 years with consumer centric innovations and progressive positioning that generates consumer connection. According to Kantar Insights Division’s Brand Tracking – Margarine Category FY 2023, Qualy is an absolute leader in market share and in brand preference. It is one of the very few iconic margarine brands in Brazil with power share (3% of brands are in this classification, with indexes above 150 in the three dimensions of brand power). Deline, a regional brand focused on the North and Northeast regions of Brazil, was the second best-selling brand in Brazil in 2023 based on sales volume despite being a regional brand, according to Nielsen. Qualy, Deline and Claybom hold together 54.8% of the margarine market preference in Brazil, according to Kantar Insights Division’s Brand Tracking – Margarine Category FY 2023.

Our brands are also amongst the consumers most chosen fast-moving consumer goods, or FMCG, brands: Perdigão holds the third most preferred position (first in food brands), Sadia the sixth (third in food brands) and Qualy 15th according to Kantar Division Worldpanel’s Brand Footprint 2022.

In 2020, the COVID-19 pandemic brought about important changes to our customer’s routines, which have required significant shifts in our brand strategy. Among them, we highlight the development of a website designed as a recipe hub, which registered 4.3 million online visits in 2023, and which featured more than 5,000 different recipes for our customers to help them during their journeys. In addition, the visibility of our brands significantly increased on our commercial partners’ e-commerce platforms as well as on delivery platforms through partnerships. The number of interactions on social networks in 2023 increased by 7.5%, compared to the same period in 2022, and in 2022 increased by 14.3%, compared to the same period in 2021. Even with such growth, we maintained generally positive feedback on these initiatives, with an average NPS of 8.77 in 2023 (7.3% higher than in 2022). We have made important improvements in actively listening to our customers through several consumer and market insight initiatives.

In 2023, Sadia launched Hot Bowls, ready-made pasta bowls that come in three flavors: carbonara, mini meat balls and broccoli and bacon, expanded Na receita Sadia with new cuts of pork in-natura helping customers in day-to-day meals, and improved accessibility to core cold cuts, ham and bologna. In the plant-based business, we have revamped our Veg&Tal portfolio to offer a broader range of products, including through a partnership with PlantPlus Foods, a plant-based food tech joint venture between Marfrig and Archer-Daniels-Midland, or ADM. Moving forward, while PlantPlus Foods will strengthen its presence in the meat-like market, Sadia Veg&Tal will focus on veggie-forward products. The Veg&Tal currently features cauliflower wings, pumpkin&chickpea and broccoli&spinach burgers, and vegetable nuggets. Additionally, we have three zero-carbon items in line with our commitment to becoming Net Zero by 2040.

To help consumers in their daily routine, Sadia continued to improve its recipe platform in television and digital. In the last three years, the brand also continued to sponsor the U.S. National Basketball Association, or NBA and the Lollapalooza music festival. In the second half of 2023, Sadia announced its new brand positioning as a partner that customers can count on in various occasions. Additionally, Sadia introduced a new visual identity, including the launch of the new packaging, and engaged in campaigns exploring the concept of “AI – Inteligência Amorosa” (“AI – Affectuous Intelligence”), through which it showcased the convenience of its portfolio through “Click to Whatsapp”, a chatbot that garnered over 200,000 users in two months. These users were offered a variety of recipes for different consumption occasions. During Christmas, over 40,000 personalized videos were generated to congratulate friends and family, using an innovative format on WhatsApp known as reels dump. Sadia also put together a campaign encouraging people to come together around the Christmas table.

Perdigão launched new cuts of bacon in 2023 and two new pie flavors under the Chester brand specially developed for Christmas time. Perdigão kept its robust always-on brand strategy, both online and offline. The brand started the year with a strong campaign for Mortadela Ouro, celebrating the city of São Paulo’s birthday with Mortadela Week resulting in the Guinness World Record for the largest mortadella subway sandwich in the world. This brand activation was awarded with an Effie Brazil Award in 2023 as the best brand experience product of the year. The brand also continues with Ivete Sangalo, a famous and prize-winning Brazilian singer, as ambassador for the 360 core campaign, entitled “o Sabor da marca de alimentos mais escolhida.” We also expanded the partnership sponsoring the TV show “Masked Singer”. For online broadcast, the brand continued with an online show called “Receitas com Calabresa – temporada 2” that fortified the main core recipes and cooking moments of the brand. The Chester communication campaign “Celebrar junto tem sabor de Perdigão” highlights the moments that we celebrate at Christmas and start slicing the main course, the Chester. Finally, Perdigão announced the sponsorship of the Brazilian Northeast soccer cup in 2024 and the U.S. National Football League, or NFL, in Brazil, which has a strong appeal for sales of Perdigão NaBrasa products line. This sponsorship will enable the presentation of the extensive barbecue portfolio to consumers through game broadcasts, along with an event in São Paulo for sports enthusiasts to watch the Super Bowl together.

In 2023, Qualy maintained the focus on the brand’s latest launch Qualy Vegê, the first 100% plant -based margarine offered in Brazil. In the first half of 2023, Qualy continued it “Cafés da Manhã Inesperados” succesful campaign, and in the second half it launched a new campaign (“Com Qualy é outra Qualydade”) focused on culinary use, which featured celebrities Leo Santana and Suzana Vieira. Qualy has also embraced the sustainability pillar, both by reinforcing the reuse of margarine package and by committing to the recycling of 100% of the Polypropylene material used in its packages (for each sold Qualy pack, another one is recycled). This is viable due to the partnership with “eureciclo” and the review of the process by an independent audit firm. Qualy launched a special edition celebrating 12 thousand tons of plastic recycled and aired a TV and digital campaign starring singer Carlinhos Brown to promote our recycling efforts.

During the year, Deline launched commemorative packages for regional festivities, including the month of Cuscuz (traditional Northeast and North dish), São João do Nordeste (from May to July), and promoted marketing activation in the North and Northeast regions, such as the participation at the Cirio de Nazaré, traditional religious festival in Belém do Pará, state of Pará.

In addition, our Claybom brand launched a new recipe with cream and a revamped “Nhac Girls” campaign adding four new characters with different features designed to represent diversity and inclusion.

Regulation

MAPA, which is the principal governmental authority overseeing our business, is responsible for the regulation and inspection of activities related to animal health, technical components (including labeling) and quality criteria related to the production of animal food products in all industrial sites in Brazil. MAPA also oversees our activities through the Department of Agriculture Defense (Secretaria de Defesa Agropecuária) and the Department of Inspection of Animal Products (Departamento de Inspeção de Produtos Animais).

The inspection activity is performed by official veterinaries from SIF/MAPA in our facilities. Their scope of work includes all stages of the production process (including receipt of raw materials, production, labeling and storage) and they can identify noncompliance with applicable rules, with penalties ranging from a warning to a fine and to permanent suspension of business activities.

We are also subject to oversight from a number of other international and Brazilian governmental authorities at the federal, state and municipal levels, which include multiple environmental agencies and the National Agency for Sanitary Surveillance (Agência Nacional de Vigilância Sanitária, or “ANVISA”), which is responsible for supervising, among other matters, the food safety and nutritional value of products sold across Brazil.

We use technological tools to monitor regulatory changes and ensure compliance. We are also members of several associations in Brazil, such as ABPA (Animal Protein Brazilian Association) and ABIA (Brazilian Association of Food Industries) and actively participate in the drafting of new legislation by the Brazilian congress.

C.	Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main Activity	Interest in Equity as of December 31, 2023
BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
BRF Shanghai Trading Co. Ltd.	China	Import, export and commercialization of products	100.00%
Sadia Chile SA	Chile	Import, export and commercialization of products	100.00%
One Foods Holdings Ltd.	UAE	Holding	100.00%
Al Wafi Food Products Factory LLC	UAE	Import, export, industrialization and commercialization of products	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Import and commercialization of products	100.00%
Joody Al Sharqiya Food Production Factory	Saudi Arabia	Import, industrialization and commercialization of products	100.00%
BRF Kuwait Food Management Company WLL	Kuwait	Import, commercialization and distribution of products	49.00%
BRF Foods GmbH	Austria	Industrialization, import and commercialization of products	100.00%
Al Khan Foodstuff LLC	Oman	Import, commercialization and distribution of products	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Turkey	Import, industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%
BRF Pet S.A.	Brazil	Industrialization, commercialization and distribution of feed and nutrients for animals	100.00%
Sadia Uruguay S.A.	Uruguay	Import, export and commercialization of products	100.00%

The charts below shows our corporate structure by region.

(i)	Brazil

(ii)	Europe

_______________________

* BRF S.A. has a representative office in Moscow, Russia.

(iii)	Africa

(iv)	Asia

_______________________

* BRF Global GmbH has a representative office in Ho Chi Minh City, Vietnam

88

(v)	Southern Cone

(vi)	Halal Market

_______________________

* BRF Foods GmbH has a branch in Dubai, UAE

For a complete list of all of our direct and indirect subsidiaries, see note 1.1 to our consolidated financial statements.

D.	Property, Plant and Equipment

Production

Our activities are organized into two regions: Brazil and International (consisting of the Middle East, North Africa, Malaysia, Africa, Asia, Europe, Eurasia and the Americas).

In Brazil, as of December 31, 2023, we operated 38 production facilities, which comprise in the aggregate 31 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and four pet food plants, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 53 distribution centers and transit points, five of which are owned by us and 48 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international market, as of December 31, 2023, we operated five industrial facilities for meat processing and one for pet food. Additionally, we operated 25 distribution centers (14 in the Middle East, seven in Turkey, three in Chile and one in Uruguay), 25 transit points (18 in Turkey and 7 in the Middle East) as well as commercial offices on four continents.

The table below sets forth our production facilities in Brazil and abroad.

Production Plant	State / Country of Location	Activities
Meat Products (Brazil):
Bugio*	Santa Catarina	Pork slaughtering (partnership)
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal**	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó**	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Francisco Beltrão**	Paraná	Poultry slaughtering, animal feed and hatcheries
Garibaldi*/**	Rio Grande Sul	Poultry slaughtering
Herval D'Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lajeado Minuano*	Rio Grande do Sul	Poultry slaughtering (exclusive partnership)
Lucas de Rio Verde	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Master	Santa Catarina	Pork slaughtering (partnership)
Mineiros	Goiás	Poultry and special poultry (Chester®) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde**	Goiás	Pork and poultry slaughtering, industrialized products processing
Serafina Corrêa**	Rio Grande Sul	Poultry slaughtering
Seropédica	Rio de Janeiro	Sausage Factory
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry and pork slaughtering, industrialized products processing and hatcheries
Videira**	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Meat Products (International):
Abu Dhabi	UAE	Industrialized products processing
Damman	Saudi Arabia	Industrialized products processing

Bandirma	Turkey	Poultry slaughtering and industrialized products processing
Elazig	Turkey	Poultry slaughtering
Izmir	Turkey	Poultry slaughtering

Soybean and Margarine Products (Brazil):
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitória de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

Animal Feed (Brazil):
Arroio do Meio	Rio Grande do Sul	Animal feed
Catanduvas	Santa Catarina	Animal feed
Faxinal dos Guedes	Santa Catarina	Animal feed
Gaurama	Rio Grande do Sul	Animal feed

Pet Food/Feed Meal (Brazil):
Bastos	São Paulo	Feed meal / pet food (Mogiana)
Campinas	São Paulo	Feed meal / pet food (Mogiana)
Ivoti	Rio Grande do Sul	Feed meal / pet food (Hercosul)
Francisco Beltrão	Paraná	Feed meal / pet food

Pet Food/Feed Meal (Internacional):
Juan Léon Mallorquín	Paraguay	Feed meal / pet food (Hercosul)

____________________

* Production facilities owned and operated by third-party producers who produce according to our specifications.

** Operates in accordance with the Halal requirements.

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in note 13 to our consolidated financial statements.

Distribution Centers and Transit Points

We operate 53 distribution centers and transit points throughout Brazil and 50 distribution centers and transit points abroad, as set forth in the tables below.

Category	Location	State	Owned or Leased
Brazil
Distribution Center	Aparecida de Goiânia	Goiás	Leased
Transit Point	Aracaju	Sergipe	Leased
Transit Point	Araçabuta	São Paulo	Leased
Transit Point	Bauru	São Paulo	Leased
Distribution Center	Benevides	Pará	Leased
Transit Point	Brasília	Distrito Federal	Leased

Transit Point	Campo Grande	Mato Grosso do Sul	Leased
Transit Point	Campos dos Coyatazes	Rio de Janeiro	Leased
Distribution Center	Duque de Caixas	Rio de Janeiro	Leased
Distribution Center	Embu das Artes	São Paulo	Leased
Transit Point	Farroupilha	Rio Grande do Sul	Leased
Transit Point	Foz do Iguaçu	Paraná	Leased
Transit Point	Governador Valadares	Minas Gerais	Leased
Transit Point	Guarulhos	São Paulo	Owned
Transit Point	Içara	Santa Catarina	Leased
Transit Point	Itabuna	Bahia	Leased
Distribution Center	Itaitinga	Ceará	Leased
Distribution Center	Itajaí	Santa Catarina	Leased
Transit Point	Juiz de Fora	Minas Gerais	Leased
Distribution Center	Jundiaí	São Paulo	Leased
Transit Point	Limeira	São Paulo	Leased
Distribution Center	Londrina	Paraná	Leased
Transit Point	Maceió	Alagoas	Leased
Distribution Center	Manaus	Amazonas	Leased
Distribution Center	Marau	Rio Grande do Sul	Owned
Transit Point	Maringá	Paraná	Leased
Transit Point	Montes Claros	Minas Gerais	Leased
Distribution Center	Nova Santa Rita	Rio Grande do Sul	Leased
Transit Point	Palhoça	Santa Catarina	Leased
Transit Point	Paraíso do Tocantins	Tocantins	Leased
Transit Point	Parnamirim	Rio Grande do Norte	Leased
Transit Point	Pelotas	Rio Grande do Sul	Leased
Transit Point	Ponta Grossa	Paraná	Owned
Transit Point	Pouso Alegre	Minas Gerais	Leased
Transit Point	Presidente Prudente	São Paulo	Leased
Distribution Center	Ribeirão das Neves	Minas Gerais	Leased
Transit Point	Ribeirão Preto	São Paulo	Leased
Distribution Center	Salvador	Bahia	Leased
Transit Point	Santa Maria	Rio Grande do Sul	Leased
Transit Point	Santa Rosa	Rio Grande do Sul	Leased
Transit Point	Santos	São Paulo	Leased
Transit Point	São José de Ribamar	Maranhão	Leased
Transit Point	São José dos Campos	São Paulo	Leased
Distribution Center	São José dos Pinhais	Paraná	Leased
Transit Point	Seabra	Bahia	Leased
Transit Point	Sorocaba	São Paulo	Leased
Transit Point	Teresina	Piauí	Leased
Distribution Center	Uberlândia	Minas Gerais	Owned
Distribution Center	Várzea Grande	Mato Grosso	Leased
Distribution Center	Viana	Espírito Santo	Leased
Distribution Center	Videira	Santa Catarina	Owned
Distribution Center	Vitória de Santo Antão	Pernambuco	Leased
Distribution Center	Xerém	Rio de Janeiro	Leased

Category	Location	Country	Owned or Leased
International
Transit Point	Adana	Turkey	Leased
Transit Point	Ankara (Ankara)	Turkey	Leased
Transit Point	Ankara (Esenboğa)	Turkey	Leased
Transit Point	Antalya	Turkey	Leased
Transit Point	Aydin	Turkey	Leased
Distribution Center	Bandirma (Hicri Ercili)	Turkey	Leased
Distribution Center	Bandirma (Natura)	Turkey	Owned
Distribution Center	Bandirma (Fpp)	Turkey	Owned
Transit Point	Bursa	Turkey	Leased
Transit Point	Edirne	Turkey	Owned
Distribution Center	Elaziğ	Turkey	Owned
Transit Point	Istanbul (Ayazağa)	Turkey	Leased
Transit Point	Istanbul (Kartal)	Turkey	Leased
Transit Point	Istanbul (Kadıköy)	Turkey	Owned
Transit Point	Istanbul (Hadımköy)	Turkey	Leased
Distribution Center	Izmir (Hitit)	Turkey	Leased
Distribution Center	Izmir (Irmak)	Turkey	Leased
Distribution Center	Izmir (Natura)	Turkey	Owned
Transit Point	Izmir (Pınarbaşı)	Turkey	Leased
Transit Point	Izmir (Sarnıç)	Turkey	Leased
Transit Point	Kayseri	Turkey	Leased
Transit Point	Muğla (Fethiye)	Turkey	Leased
Transit Point	Muğla (Bodrum)	Turkey	Leased
Transit Point	Muğla (Muğla)	Turkey	Leased
Transit Point	Samsun	Turkey	Leased

Distribution Center	Kuwait City	Kuwait	Leased
Transit Point	Al Khamil	Oman	Leased
Distribution Center	Muscat	Oman	Leased
Transit Point	Nizwa	Oman	Leased
Distribution Center	Salalah	Oman	Leased
Transit Point	Sohar	Oman	Leased
Distribution Center	Doha	Qatar	Leased
Distribution Center	Buraidah	Saudi Arabia	Leased
Distribution Center	Dammam	Saudi Arabia	Leased
Distribution Center	Jeddah	Saudi Arabia	Leased
Distribution Center*	Joody	Saudi Arabia	Owned
Distribution Center*	Joody	Saudi Arabia	Owned
Distribution Center	Khamis (Alshahrani)	Saudi Arabia	Leased
Distribution Center	Khamis (Al-Fouad)	Saudi Arabia	Leased
Transit Point	Madinah	Saudi Arabia	Leased
Distribution Center	Riyadh	Saudi Arabia	Leased
Transit Point	Abu Dhabi	United Arab Emirates	Leased
Transit Point	Ajman	United Arab Emirates	Leased
Transit Point	Al Ain	United Arab Emirates	Leased
Distribution Center	Dubai (ADP KLP1)	United Arab Emirates	Leased
Distribution Center	Dubai (GSL)	United Arab Emirates	Leased

Distribution Center	San Bernardo	Chile	Leased
Distribution Center	San Bernardo	Chile	Leased
Distribution Center	Quilicura	Chile	Leased
Distribution Center	Montevideo	Uruguay	Leased

____________________

* Partnership ended in April 2024.

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

In our Sustainability Policy, our Health, Safety and Environmental Policy, or the SSMA Policy, and the Sustainability Pillar of the BRF Operational Excellence System, or the SEO”, we established guidelines for environmental management based on national and international references. These instruments seek to ensure that our activities and growth are carried out in accordance with applicable environmental regulations. We have established a set of standards to be used in our environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, such as the Environmental Sustainability Index (ISA) applied to agricultural and industrial plants, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed. Since 2021 BRF started reporting Sustainability Accounting Standards Board – SASB indicators in the Integrated Report, in the category Food & Beverage - Meat, Poultry & Dairy.

In 2023, we maintained four plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

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

In 2021, we announced the commitment to be Net Zero in greenhouse gas (GHG) emissions by 2040, both in our operations and in our chain. Actions will be implemented to reduce, by 2030, emissions generated by our operations (Scope 1 & 2) and indirect emissions in the chain (Scope 3), in addition to neutralizing residual emissions by 2040. With the advancement of this journey, we joined Science Based Targets (SBTi), a global initiative that provides guidelines for setting science-based targets.

We identified a set of initiatives on four priority fronts in the value chain, which include the Sustainable Purchase of Grains, promotion of Low-Carbon Agriculture, increased use of Renewable Energy and increased Operational Efficiency. Since 2022, in partnership with Fundação Getúlio Vargas, we have developed a carbon pricing methodology, allowing us to capture the financial impact of emissions in projects and helping to assess risks and opportunities on the global scenario, making it possible to evaluate, compare and prioritize strategic investments under this optic. The tool continues to be improved to furnish practical knowledge and provide greater adaptability for a future scenario where this pricing may become mandatory.

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

Health and Safety

We are committed to the safety of our facilities. All our employees and contractors in Brazil and abroad must follow our safety protocols. In addition, we have hired consulting firms to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention and other health and safety improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. With our Health and Safety Management System, we continue to reduce our accident frequency rate, calculated based on the Occupational Safety and Health Administration (“OSHA”) requirements, by 19% in three years (2021 to 2023), which we believe demonstrates our commitment to safety.

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

item	4A UNRESOLVED STAFF COMMENTS

None.

Item	5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 5,500 stock keeping units, or SKUs, as of December 31, 2023, serving more than 350,000 consumers in more than 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2023, we were responsible for 10% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

We operate through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

Our portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for our consumers based on their needs and habits, combining practicality and adaptability to regional culture. We seek to achieve that goal by investing in innovation to increase our offer of high-value-added products, which represented 76.7% of total sales in Brazil in 2023. We believe that our vast portfolio based on high-value-added products is what makes us stand out from our competitors, strengthen our brands and build customer loyalty.

Our strategy also focus on diversification through the operation of complementary business units, such as Ingredients and Pet Food, which foster full integration of our business from farm-to-table. Through innovation, efficiency and sustainability, our independent Ingredients business unit generates high-performance agricultural raw materials to be used by us and our markets and is an important source of business integration, revenues maximization and efficiency. We operate four Pet Food factories distributed across the states of São Paulo, Rio Grande do Sul and Paraná, in Brazil, and Paraguay, producing a broad portfolio of products and brands such as Biofresh, Guabi Natural, Giran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila.

We have been a public company since 1980. Our shares have been listed on the Novo Mercado of the São Paulo Stock Exchange as BRFS3 since 2006, and ADRs representing our common shares are traded on the New York Stock Exchange, or “NYSE” (ADR level III).

Operating Segments

We divide our operations in three operating segments: Brazil, International and Other Segments. Each segment is further described below.

Brazil

The Brazil segment accounted for 50.1% of our net sales in 2023. In Brazil, as of December 31, 2023, we operated 38 production facilities, which comprise in the aggregate 31 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and four pet food plants, all of which are located near our raw material suppliers or the main consumer centers. To ensure efficiency, all these industrial plants are located near our raw material suppliers or main consumer centers. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We have an advanced logistics system in our domestic market, with a vast distribution network comprised of 53 distribution centers and transit points as of December 31, 2023, five of which are owned by us and 48 of which are leased from third parties. Our distribution network is fully prepared to serve supermarkets, retail stores, wholesale stores, restaurants, and other clients. Our capillarity enables our products to reach Brazilian consumers countrywide. Through our extensive logistics network strategically revolved around the largest consumer markets, comprising a fleet of approximately 5,300 vehicles, we perform approximately 500,000 deliveries per month, serving 95% of Brazilian municipalities. Daily, our fleet travels a distance correspondent to 7 laps on Earth.

We adopt an omnichannel strategy to provide top-notch consumer experience, including the offering of digital platforms focused on the end consumer (Mercato em Casa) and on business-to-business, or B2B, customers (Central BRF), through which we suggest purchase orders to customers based on the characteristics of their point of sale, increasing sale efficiency.

In Brazil, we serve more than 280,000 customers as of December 31, 2023. The growth of our customer base is supported by a combination of strong capillarity and our sales promotion team efforts. Our logistics network operates through traditional trade (sales to local markets and stores), modern trade (national and regional supermarkets) and food service (restaurants and fast food stores) channels, which represented, respectively, 53.4%, 39.2% and 7.4% of our net revenue for 2023. Within the modern trade channel, our sales promoters are present in 73% of all stores in Brazil.

International

The International segment accounted for 44.5% of our net sales in 2023. We serve approximately 70,000 clients in more than 120 countries, including the Gulf Cooperation Council, or GCC, countries, Turkey, China, Japan, Singapore and Chile.

As of December 31, 2023, this operating segment operated five industrial facilities for meat processing. Additionally, this operating segment operated 50 distribution centers and transit points in the Middle East and the Americas as well as commercial offices on four continents.

Our international reach and strong logistics capabilities enable us to be a leading poultry exporter from Brazil to Japan and Singapore and pork exporter from Brazil to the South Cone, Singapore and Vietnam, as well as responsible for approximately 10.0% of total global poultry exports in 2023.

Our Halal business unit operates in Turkey and the GCC countries. We began our operations in the region during the 70’s, with the launch of Sadia brand in the GCC countries, then aired the first television commercial in the region during the 80’s and established our first regional office in Dubai in 2002. In Turkey and in the GCC, value added products accounted for 21.1% and 18.5% of our net sales in 2023, respectively. We have been focusing on the logistics for the region since 2009, with the implementation of an integrated distribution process in Saudi Arabia and in the United Arab Emirates in 2013-2014.

In the GCC countries and Turkey, we also benefit from a robust logistics and distribution capacity comprised of approximately 780 trucks, 46 distribution centers and transit points, which deliver approximately 62,500 tons of products per month to approximately 70,000 customers, as of December 31, 2023.

In 2023, we obtained 66 additional authorizations to export to new markets.

Other Segments

Other Segments accounted for 5.4% of our net sales in 2023. This segment includes complementary businesses such as Ingredients and Pet Food. We operate three plants in Brazil and one in Paraguay exclusively dedicated to pet food. Additionally, we also produce pet food in our facility located in Francisco Beltrão-PR.

Additional Information

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in-natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Processed Food Products, including the following:
o	marinated, frozen, seasoned whole chicken and cut chicken, roosters (sold under the Chester® brand);
o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
o	snacks (salamitos);
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;

o	frozen prepared meals, such as lasagna, macaroni and cheese, pasta, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have identified a set of initiatives on four priority fronts for our value chain, which include fostering low-carbon agriculture, increasing the use of renewable energy and increasing operational efficiency, guaranteeing a deforestation-free direct and indirect supply chain by 2025, and expanding our commitment to grain traceability to 100% of the biomes where we operate. We have adopted the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage our production chain. We also invested in clean energy in partnerships formed in 2021 with AES and Intrepid, with which we expect will be possible to reach almost 90% of electricity from clean sources in our operations in Brazil. In 2023, we received a monthly average of 14MW of clean energy generated by our wind farm in partnership with AES, and we expect to reach an average of 80MW per year in 2024. The solar energy plant under construction in partnership with Intrepid is expected to be fully operational by the end of 2025. In 2022, we allocated R$92,091 thousand in clean energy projects and in 2023 we planted a renewable forest covering approximately 3.3 thousand hectares. In 2024, we plan to invest R$13,800 thousand in clean energy self-generation projects.

Strategically, we are focused on improving results, consolidating our leadership positions and achieving growth while preserving profitability. This strategy includes: (i) maximizing return on investment of our existing assets; (ii) allocating capital wisely; (iii) optimizing footprint and capturing efficiencies throughout the value chain and (iv) connecting with consumers’ needs and improving our mix of channels and products. In Brazil, we are focused on ensuring progress in commercial execution and providing high quality service. In International, we plan to consolidate leadership and expand our value-added portfolio in the regions covered by the Halal DDP business unit, as well to regain leadership, expedite licenses and qualification requirements and develop business alternatives in the Direct Exports and Asia business unit.

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•	economic conditions in Brazil and globally;
•	the effect of trade barriers and other restrictions on imports;

•	disruptions in consumption and trade patterns, supply chains and production processes, including as a result of the coronavirus (COVID-19 virus) pandemic;
•	concerns over African swine fever, avian influenza and other diseases of human and animal origin;
•	sensitivity of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;
•	changes in commodity prices;
•	fluctuations in exchange rates and inflation;
•	interest rates; and
•	freight costs and volume.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

Brazilian inflation rates, as measured by the IPCA, published by the IBGE, decreased to 4.62% accumulated over the last twelve months prior to December 31, 2023, from 5.79% in 2022 and 10.06% in 2021. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and ultimately limit consumption.

The Brazilian labor market registered an average unemployment rate of 7.4% in 2023, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents an improvement when compared to the rates of 7.9% in 2022 and 11.1% in 2021. Additionally, after decreasing to 75.5 points in 2021, Brazilian consumer confidence increased to 88.0 points in December 2022 and further increased to 93.3 in December 2023, according to the Consumer Confidence Index, or ICC, published of Fundação Getúlio Vargas (FGV).

Real GDP in Brazil increased at an average annual rate of 5.1% from 2005 through 2023. Economic activity in Brazil recovered in 2021, 2022 and 2023, with the real GDP increasing 4.6%, 2.9% and 2.9% year-on-year, respectively. Between 2021 and 2023, reacting to a higher inflation, the Brazilian Central Bank raised the SELIC interest rate from 2% to 13.75% to control inflationary pressures in the aftermath of COVID-19. Since August 2023, the Central Bank has been lowering the SELIC interest rate once again. As of December 31, 2023 the SELIC interest rate was 11.75% and, as of the date of this annual report, the SELIC interest rate was 10.75%.

The Brazilian real appreciated 7.2% against the U.S. dollar in 2023, to R$4.84 per US$1.00 in December 31, 2023 from R$5.22 per US$1.00 in December 31, 2022.

For additional information on risks related to the Brazilian and global economic conditions, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares and ADRs.

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

In September 2013, South Africa raised duties on chicken products originating in all countries except the EU (due to a free trade agreement between them that establishes zero tariff on poultry products). Tariffs increased to 82% on whole chicken, 12% on boneless cuts and 37% on bone-in cuts. In 2020, the South African government announced increases in import tariffs, applied to imports of bone-in (from 37% to 62%) and boneless (from 12% to 42%) chicken in South Africa, which had a negative impact on our competitiveness and profitability in the country. In February 2021, the South African Government announced the beginning of an anti-dumping investigation against certain Brazilian poultry exporters (we are not being investigated), for frozen bone-in chicken. In December 2021, the decision was published in the local official gazette on the provisional anti-dumping tariffs to be enforced immediately in South Africa (bone-in chicken). The South African government imposed a 265% provisional tariff for companies that did not file for an individual defense, which was our case. On August 1, 2022 the dispute settlement system of the existing bilateral agreement with the Southern African Customs Union (SACU) decided in favor of the European Union on a dispute against South Africa over a safeguard measure that included an extra import tariff for frozen chicken of 35.3%. After this decision, the South African government decided to suspend the application of the import tariffs under the anti-dumping investigation affecting Brazilian exporters, including us, for a period of 12 months. In August 2023, South Africa restated the antidumping tariffs, which have been applied to bone-in cuts.

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

On November 23, 2021, the Russian federal service for veterinary and phytosanitary surveillance approved the export to Russia from 4 out of 9 of our pork plants from Brazil. The Brazilian Ministry of Agriculture announced Russian plans to set a duty-free import quota for up to 100,000 tons of pork meat to be imported in the first half of 2022, along with 200,000 ton duty-free import quota for beef, in order to boost domestic supply. In December 2023, the Russian government renewed a quota of 364 kt for poultry meat and, in addition, a quota of 140 kt for chicken meat imports by processors. The intra-quota tariff is zero, while the extra-quota tariff is 65%. For poultry meat positions not covered by quotas, the import tax is 25%.

Our historical exposure to Russia has been limited to frozen chicken, frozen pork and pet food, representing less than 0.4% of our global revenues in the year ended December 31, 2023. See “Item 3. Key Information—D. Risks Factors— Risks Relating to Our Business and Industry—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.” for further information regarding the impact of the ongoing war between Russia and Ukraine in our business.

In December 2017, Mexico renewed its import poultry meat quota of 300,000 tons, which expired in October 2019. No subsequent negotiations have taken place since the expiration. As a result, during 2020, we were unable to export poultry meat to the Mexican market due to the absence of import quotas. In September 2021, the Mexican government announced an additional quota of 30,000 tons of exports of chicken from Brazil. In May 2022, Mexico removed tariffs and quotas applied on poultry meat imports. Since then, this measure has been renewed annually. This renewal is not automatic, but rather depends on the Mexican government’s decision.

Additionally, the Saudi Arabian government has been adopting import licenses to control the volume of imports, and requires the issuance of an import permit for poultry, its products, eggs and other animal products. The import license requirements have not yet been fully implemented, and we do not know if the Saudi government will use this tool as a trade barrier. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia.

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

In 2020, China’s General Customs Administration, or GACC, suspended the authorization for chicken and pork exports from two BRF plants, located in Dourados (SIF 18) and Lajeado (SIF 3975). The suspension was due to alleged concerns over COVID-19 in Brazil. These two plants had their suspensions reversed by the Chinese authorities later in 2020, and they received clearance to resume exports. On August 3, 2021, we became aware through a publication on the website of the GACC of the suspension of the export to China of pork meat from our Lucas do Rio Verde-MT pork plant as of that date. The alleged reason was the malfunctioning of the refrigerating system of one single pork meat container, which was later demonstrated through the transporter’s system log to be the transporter’s sole responsibility and fault. On December 16, 2021, we were also informed by MAPA and GACC of the suspension of the export to China of poultry meat from Marau-RS under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products. On March 24, 2023, we received authorization from GACC to resume the export to China of poultry meat from Marau, and on May 16, 2023, the export of pork and poultry meat from our Lucas do Rio Verde-MT plant.

Further, on May 6, 2021, the Saudi Arabian Food and Drug Authority (SFDA) notified the WTO Committee on Sanitary and Phytosanitary Measures with respect to a change of the regulation for expiration dates, consisting of a reduction of the shelf-life of in-natura frozen chicken from 1 year to 3 months from the date of slaughter. In March 2021, the SFDA started a reinforced control system on imported meat, resulting in up to 3 months delays in products clearance at WTO ports and thus negatively affecting our business results. However, the SFDA withdrew the implementation of this measure, but there is no assurance that this will not be reinstated in the future.

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

In April 2018, Saudi Arabia instituted a non-stunning requirement for the animal slaughtering process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated Halal principles due to the use of an electric shock to stun the birds. We, along with other Brazilian companies, were therefore required to migrate our production processes to non-stunning slaughters in order to supply the Saudi Arabian market. We have incurred, and expect to incur, additional costs in connection with these requirements for exporting to Saudi Arabia. In January 2019, the Saudi Arabian Food and Drug Authority published a report authorizing 25 Brazilian facilities to produce chicken meat for the Saudi Arabian market, which included eight of our plants. One of our plants (Lajeado, in the Brazilian state of Rio Grande do Sul) which had previously produced chicken meat for the Saudi Arabian market, was not included as an authorized plant. However, the eight authorized plants have provided sufficient capacity to meet the demand of this market. We also expect to be able to continue to shift production of chicken meat for Saudi Arabia to the authorized plants without a significant disruption to our shipments to Saudi Arabia.

In 2020, Saudi Arabia continued its practice of creating import barriers, such as by suspending imports from the Francisco Beltrão (SIF 2518) and Dois Vizinhos (SIF 1985) plants in February 2020 without providing technical justifications, and increasing the costs of Halal certification by requiring accreditation at the SFDA Halal Center. Saudi Arabia also imposed an informal import ban in 2020 against products originating from Turkey, which affected our subsidiary Banvit’s exports. In 2021, the country suspended other 11 Brazilian plants, but none of them pertains to us. In March 2022, some of these banned companies were approved to export chicken cuts to Saudi Arabia again.

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

In Turkey, there is a risk related to the expiration and non-renewal of the license relating to the validity of transgenic events, which would impact Turkish imports of transgenic soybeans, thereby affecting the cost of our local production. Also in Turkey, in 2023 chicken exports to some countries were banned due to HPAI outbreaks in the country.

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

Our management developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants. We implemented a comprehensive testing program using RT-PCR and serological methodologies as part of the actions to prevent the spread of the virus in our plants and during 2023, our working arrangements remained under a hybrid system of remote work and in-office work in some of our corporate offices. However, the COVID-19 pandemic affected our operations through reduction of the available labor force, reduction of the productivity of our manufacturing operations, lack of raw materials and packaging, and maintenance projects due to reduced availability of third-party suppliers. As a result of the pandemic, especially during 2020 and 2021, we incurred expenditures that were incremental and directly attributable to the impacts of the COVID-19 pandemic, mainly related to personnel, prevention, control, logistics and philanthropic donations.

We have incurred direct and incremental expenditures, mainly related to personnel, prevention, control, logistics and philanthropic donations. We donated food, medical supplies and other support materials to research and social development funds, in order to contribute to the efforts to combat the effects of the COVID-19 pandemic, including support to hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities in which we operate.

Overall, we have not experienced significant negative financial effects arising from the COVID-19 pandemic since it was declared. Despite having more visibility on the impact of the pandemic compared to March 2020 (which marked the beginning of the pandemic for us), other COVID-19 variants and outbreaks may still impact our operational performance, which may in turn adversely affect our financial position. We also recognize that unfavorable operating results may have an adverse impact on our financial metrics, such as leverage. At the same time, we may experience increases in general customer default rates in connection with the pandemic and, as a consequence, be subject to increasingly higher credit losses. The possible deterioration of the credit cycle of our customers may adversely affect our results, financial position and cash flows in the future. We currently have R$1,500,000 thousand undrawn and available loan capacity under a revolving credit facility with Banco do Brasil. We adopted several guidelines, as part of our Financial Risk Management Policy, to ensure that we maintain an appropriate level of liquidity by setting minimum cash and liquidity requirements depending on future expectations and obligations.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may adversely affect our business and operations.”

Effect of Animal Diseases

Avian Influenza

Avian influenza has captured the attention of the international community over the years with outbreaks in poultry having serious consequences on both livelihoods and international trade in many countries. In addition, although most avian influenza viruses do not infect humans, some, such as avian influenza H5N1 and H7N9, are well known to the public because of their implication in serious and sometimes fatal infections in people. However, currently there are no records of contamination from the consumption of properly prepared chicken or eggs, according to the World Health Organization (WHO).

Demand for our products can be significantly affected by outbreaks of animal diseases like avian influenza. If significant numbers of new avian influenza cases were to develop in humans, even if they do not occur in any of our markets, the demand for our poultry products both inside and outside Brazil would likely be negatively affected and the extent of the effect on our business cannot be predicted. Even isolated cases of avian influenza in humans could negatively impact our business due to the public’s sensitivity to the disease. Especially toward the end of 2022, the Americas region experienced an upsurge in cases of HPAI in certain countries, including Canada, the United States, Mexico, Colombia, Chile, Venezuela and Peru. In January 2023, the Pan American Health Organization issued an alert in response to the increasing detection of outbreaks of avian influenza in birds in ten countries of the Americas region, considering the confirmation of the case of human infection of avian influenza in South America.

In Brazil, according to MAPA, several cases of avian influenza were registered in subsistence poultry and wild birds; however, none have been registered in commercial poultry. As a result, there is a possibility that certain countries may suspend imports from Brazil or from some Brazilian regions where outbreaks are recorded. For instance, between June and November 2023, Japan suspended imports of poultry meat, eggs, live poultry and day-old chicks from the states of Espírito Santo, Santa Catarina and Mato Grosso do Sul as these states registered HPAI outbreaks in subsistence birds. All embargoes have been lifted since then. MAPA has been working to develop agreements with importing countries to mitigate the risk of total bans of Brazilian chicken exports in case of HPAI in commercial birds.

Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, even if MAPA is succesful in negotiating agreements with importing countries, some countries are stricter on HPAI, and as a consequence any new outbreak of avian influenza in Brazilian poultry would likely lead to immediate restrictions on the export of some of our products to these stricter markets. We have established a Contingency Plan for Avian Influenza and Newcastle Disease, according to which we have isolated the affected region within a 10km radius from the focal point, with any production inside this area designated to internal market only. We are mapping solutions to compensate any volume loss and ensure all necessary communications with stakeholders and investors. Preventive actions adopted by us and by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Other Animal Diseases

In addition, demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the Brazilian states of Mato Grosso do Sul and Paraná, since the disease affects cloven-hoofed animals, such as swine.

Other diseases have affected the international trade, as a viral disease called porcine epidemic diarrhea, or PED, diagnosed in North America and Asia in the last years. The disease was characterized by diarrhea, dehydration, wasting and or growth/retardation and high mortality in suckling pigs. Consequently, the disease has caused a huge economic impact in the swine industry. Biosecurity and sanitation are the most effective measures to prevent the introduction and spread of the virus.

Besides PED, outbreaks of African swine fever, or ASF, has been reported in many swine farms in China since August 2018. Beyond China, many countries from Europe and more recently, the Dominican Republic, also detected the disease. At the national level, one major consequence of ASF is the loss of status of export, apart from the cost of implementing drastic measures to control the disease.

In addition to PED and ASF, classical swine fever, or CSF, is considered one of the most important diseases of swine. Although all our hogs are sourced in Brazil from zones free of CSF, there have been a few recent outbreaks outside of these zones. In October 2018, an outbreak of CSF was confirmed in the Brazilian state of Ceará. Additionally, in 2019, a case of CSF was confirmed in the Brazilian states of Alagoas and Piauí. In 2020, two additional cases were reported in the Brazilian state of Piauí. In 2022, Ceará registered an additional case of PSC. In 2023, one more outbreak was registered in Piauí. Brazil has two zones regarding the sanitary status of CSF, the free zone that is comprised of 16 Brazilian states and includes more than 99% of the Brazilian commercial pork production, and a non-free zone, located in the north of Brazil. All Brazilian states with confirmed cases of CSF are located outside the CSF-free zone. The Brazilian government also took actions to contain the outbreaks when they occurred. No formal commercial embargoes were announced as a result of these outbreaks.

Meat can be subject to contamination during processing and distribution. In particular, processed meat may become exposed to various disease-producing pathogens, including Listeria monocytogenes, Salmonella enteritidis, Salmonella tiphimurium and E. coli O157:H7. These pathogens can also be introduced to our products during production (field, transport or slaughterhouse) or as a result of improper handling by third-party food processors, franchisees, distributors, foodservice providers or consumers. We have a strong and robust monitoring system especially about Salmonella and all its serotypes. We monitor Salmonella since our grandparents’ flocks, through the production flow, to hatcheries, feed mills, broiler breeder farms, broiler live production and at all our processing plants. Our monitoring system complies with legal requirements and follow all protocols included in our Poultry Health National Program (Programa Nacional de Sanidade Avícola). When there is a positive result in a flock, we immediately start to investigate the source of contamination in the farm. If we confirm a public-health importance serotype, such as Salmonella Enteritidis and Salmonella Typhimurium, or other relevant serotypes to our farms, such as Salmonella Minnesota and Salmonella Heidelberg, we immediately run a protocol called “Epidemiologic Mapping”, pursuant to which we collect dozens of samples inside and outside the affected farm, to help building the investigation process. The sample result, combined with the veterinarian anamnesis, aims at mapping all the possible causes of the infection so as to build an accurate action plan and mitigate infection rates.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.”

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

In 2019, Chinese demand for imported protein increased significantly because of African swine fever, a deadly virus that reduced drastically the local supply of pork meat and, consequently, increased local and global protein prices. In 2019, China enabled nine poultry plants, six pork plants and 22 bovine plants from Brazil to increase their import volumes and to address the local protein scarcity. However, in August 2021, China’s GACC suspended the export to China of pork meat from our Lucas do Rio Verde plant. On December 16, 2021, we were also informed by MAPA and GACC of the suspension of the export to China of poultry meat from Marau under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products. On March 24, 2023, we received authorization from GACC to resume the export to China of poultry meat from Marau, and on May 16, 2023, the export of pork and poultry meat from our Lucas do Rio Verde-MT plant.

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

Between June and November 2023, Japan temporarily suspended imports of poultry meat, eggs, live poultry and day-old chicks from production plants located in the states of Espirito Santo, Santa Catarina and Mato Grosso do Sul due to such states having detected HPAI virus on backyard chickens. All embargoes have been lifted since then. However, Japan adopted a more restrictive import policy, only allowing exports from these states after a period has lapsed without new infection cases and provided that a detailed HPAI report is delivered.

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are denominated in real, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal, vegetable oils and soybeans (grains) represented approximately 41.4% of our cost of production in 2023, compared to 47.3% in 2022 and 46.5% in 2021. Although we produce most of the hogs we use for our pork products, we also purchased hogs on the spot market in 2023. We purchased 0.4% of the total number of hogs slaughtered in 2023 on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2023, the average corn price in Brazil was 25.0% lower than in 2022. In 2023, the average soybean meal price in Brazil was 8.6% lower than in 2022. In 2023, the average vegetable oils price in Brazil was 33.1% lower than in 2022. The effect of decreases or increases in prices of raw materials on our gross margin is greater for fresh products relative to value-added products.

Our ability to pass on increases in raw material prices through our selling prices is limited by prevailing prices for the products we sell in our domestic and export markets, especially for fresh products. see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our results of operations are subject to cyclicality and volatility affecting the prices of commodities, poultry and pork, which could adversely affect our entire business.”

For further information about trends in commodity prices in 2023, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

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

	2023	2022	2021
Appreciation (depreciation) of the real against the U.S. dollar	7.2%	6.5%	(7.4%)
Period-end exchange rate (US$1.00)	R$4.84	R$5.22	R$5.58
Average (daily) exchange rate (US$1.00)(1)	R$5.00	R$5.17	R$5.40
Period-end Basic interest rate SELIC(2)	11.75%	13.75%	9.25%
Inflation (INPC)(3)	3.71%	5.93%	10.16%
Inflation (IPCA)(4)	4.62%	5.79%	10.06%
Inflation (IGP-M)(5)	(3.18%)	5.45%	17.78%

____________________________

Sources: IBGE, Fundação Getúlio Vargas and the Brazilian Central Bank.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.
(2)	The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.
(3)	INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.
(4)	IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.
(5)	The IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$11,093,385 thousand as of December 31, 2023, representing 55% of our total consolidated indebtedness on that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Exchange rate fluctuations may adversely affect our financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares and ADRs.”

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2023, 49% of the outstanding amount of principal and interest of our loans and borrowings of R$20,095,548 thousand was either: (i) denominated in (or swapped into) reais and bearing interest based on Brazilian floating interest rates, such as (a) the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (b) the IPCA; or (ii) U.S. dollar-denominated and bearing floating interest based on (a) the Secured Overnight Financing Rate, or SOFR, or (b) the Emirates Interbank Offered Rate, or EIBOR. Any increase in the CDI, IPCA, SOFR or EIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The table below shows the average interest rates to which we were exposed in each of the years as follows:

	Average Interest for the Year Ended December 31,
	2023	2022	2021
		(%)
CDI	13.2	12.5	4.5
Six-month LIBOR (January 1 – September 16, 2022)(1)	5.6	2.1	0.2
Three-month EIBOR	3.4	-	-
Six-month SOFR	5.2	-	-

(1)       All LIBOR-based loans were terminated in the first quarter of 2023.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.”

Freight Costs and Volume

The cost of transporting our products throughout our domestic distribution network and to our foreign customers is significant and is affected by fluctuations in the price of oil. In 2023, 2022 and 2021, freight costs from our continuing operations represented approximately 6.2%, 6.1% and 5.1% of our net sales, respectively. For our export goods, we ship many of our goods CFR (cost and freight), CIF (cost, insurance and freight) or DDP (delivered duty paid), including the payment of freight and insurance costs. In recent years, due to global political instability that could affect oil prices, we have included in our agreement with shipping lines a bunker oil (the fuel utilized in vessels) adjustment factor. Despite persistent threats, such as the ongoing war in Ukraine, the growing world population continues to drive demand for perishable goods. As a result, the reefer sector has proven resilient with every trade route posting year-on-year growth in early 2023 for the first time in more than 24 months.

Regarding the Israel-Hamas war in Gaza that started in 2023, the main risk to our business is the Yemen’s Houthi movement targeting ships heading to Israel regardless of their nationality and threatening international shipping companies against dealing with Israeli ports. Houthi’s continuous attacks against vessels sailing in the Red Sea crossing the Bab-El-Mandeb straits have caused cargo flow disruptions and disrupted global shipping. However, the impact of the ship route diversions was minimal by the end of 2023.

Global protein and all other refrigerated cargo demand are also expected to exert pressure on freight volume and restrict container availability, especially in shipping routes with restricted capacity such as the one from South America to Asia. Due to the uncertainty of this increase in global demand and limited offer of refrigerated containers, in 2022 we suffered pressure in logistics around the world, and our sea freight expenses in 2022 increased approximately 75.5%. However, in 2023 the scenario changed. The fees were renegotiated and declined by approximately 40% due to market adjustments of supply and demand for export volumes, despite little variation in the bunker price.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2023, 2022 and 2021.

	Year Ended December 31,
	2023		2022		2021
	(in thousands of reais)	(%)	(in thousands of reais)	(%)	(in thousands of reais)	(%)
Continuing operations
Net sales	53,615,440	100.0	53,805,028	100.0	48,343,305	100.0
Cost of sales	(44,781,739)	(83.5)	(45,672,376)	(84.9)	(38,650,772)	(80.0)
Gross profit	8,833,701	16.5	8,132,652	15.1	9,692,533	20.0
Operating income (expenses)
Selling expenses	(7,454,163)	(13.9)	(7,067,148)	(13.1)	(6,058,250)	(12.5)
General and administrative expenses	(757,836)	(1.4)	(644,827)	(1.2)	(822,960)	(1.7)
Impairment loss on trade receivables	(32,809)	(0.1)	(12,772)	—	(12,799)	0.0
Other operating income (expenses), net	250,512	0.5	(545,270)	(1.0)	211,263	0.4
Income from associates and joint ventures	(3,264)	—	1,076	—	—	0.0
Income (loss) before financial results and income taxes	836,141	1.6	(136,289)	(0.3)	3,009,787	6.2
Financial income	1,202,520	2.2	1,082,935	2.0	537,736	1.1

Financial expenses	(4,136,312)	(7.6)	(3,585,765)	(6.7)	(3,331,615)	(6.9)
Foreign exchange and monetary variations	112,945	0.1	(165,925)	(0.3)	(250,696)	(0.5)
Loss before taxes	(1,984,706)	(3.7)	(2,805,044)	(5.2)	(34,788)	(0.1)
Income taxes	115,854	0.2	(285,634)	(0.5)	552,102	1.1
Income (loss) from continuing operations	(1,868,852)	(3.5)	(3,090,678)	(5.7)	517,314	1.1
Loss from discontinued operations	—	—	(50,948)	(0.1)	(79,930)	(0.2)
Income (loss) for the year	(1,868,852)	(3.5)	(3,141,626)	(5.8)	437,384	0.9
Attributable to
Controlling shareholders	(2,028,559)	(3.8)	(3,166,403)	—	419,455	0.9
Non-controlling shareholders	159,707	0.3	24,777	—	17,929	0.0

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operations.

Presentation of Net Sales Information per Operating Segment

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil; and (iii) Other Segments. These segments include sales through all of our distribution channels and operations. The Brazil and the International segments are subdivided according to the nature of products, as follows: (i) in-natura (production and sale of whole poultry and cuts and pork and other cuts) (ii) processed (production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products); and (iii) other sales (sale of flour for food service and others). Other Segments is comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness) and pet food, as well as commercialization of agricultural products. See note 24 to our audited consolidated financial statements for the year ended December 31, 2023 for a breakdown of net sales by segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions for 2023, 2022 and 2021 can be broken down as follows:

•	ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the year ended December 31, 2023 was 9.37%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2023. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in-natura pork and poultry cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”
•	Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

On December 15, 2023, the Brazilian Congress passed the tax reform bill (PEC 45/2019), which will come into effect within a 7-year transition period starting from 2026. The bill aims to simplify the Brazilian tax framework. It provides, among other matters, for the merger of five taxes, including the ICMS, PIS and COFINS, into two new value-added taxes: the state Tax on Goods and Services (Imposto sobre Bens e Serviços, or IBS) and the federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços, or CBS). Tax collection on the new value-added taxes, or VAT, will be a tax on consumption (rather than a tax on production, as in the prior system). According to PEC 45/2019, the CBS and IBS shall be regulated via a supplementary law, which is yet to be drafted and approved. Different IBS and CBS rates may apply to specific goods and services listed in the Brazilian Constitution, with 42 tax reductions included in the bill, including tax reduction for the acquisition of agribusiness inputs and the sale of staple food. We expect to benefit from these tax reductions, as they will reduce tax costs for the production and sale of several of our products, such as in-natura meat and products targeting low-income households. However, the effects of the tax reform measures and any other changes that could result from the enactment of new and additional tax regulations have not been, and cannot be, quantified yet. We will only be able to fully assess the impact of such tax reforms upon enactment of the applicable laws and regulations. We cannot guarantee that the IBS and CBS rates will not be higher than the levies currently applied to our business, that the Brazilian government will not impose penalty taxes to certain of our raw materials, or that the new tax regulations to be passed by the Congress will not have a material adverse effect on our business, financial condition, results of operation and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”

The table below sets forth our gross sales and deductions for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
	(in thousands of reais)
Gross sales
Brazil	32,922,332	33,325,565	30,700,510
International	25,203,968	22,253,452	22,959,318
Other Segments	3,494,983	3,305,974	2,319,991
	61,621,283	61,884,991	55,979,819
Sales deduction
Brazil	(6,063,414)	(6,327,777)	(5,891,621)
International	(1,352,204)	(1,150,317)	(1,444,614)
Other Segments	(590,225)	(601,869)	(300,279)
	(8,005,843)	(8,079,963)	(7,636,514)
Net sales
Brazil	26,858,918	26,997,788	24,808,889
International	23,851,764	24,103,135	21,514,704
Other Segments	2,904,758	2,704,105	2,019,712
	53,615,440	53,805,028	48,343,305

The following discussion provides comparisons of our results of our continuing operations for the years ended December 31, 2023, 2022 and 2021, based on our consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

Year Ended December 31, 2023 compared with Year Ended December 31, 2022

Net Sales

Our net sales decreased by R$189,588 thousand, or 0.4%, to R$53,615,440 thousand in the year ended December 31, 2023 from R$53,805,028 thousand in the year ended December 31, 2022. This reduction is mainly justified by (i) the impact of global oversupply, mainly chicken protein, which persisted for most of 2023, reducing the average price by 2.5%, and (ii) the appreciation of the real against the dollar (average Ptax in 2022 of R$5.17 compared to R$5.00 in 2023), which reduced our revenue in reais in the international markets. These impacts were partially offset by a 2.2% increase in sales volume. We present below an explanation for the net sales performance for each segment.

Net Sales by Operating Segments

In 2023 and 2022, we recorded the following net sales in our operating segments.

	Year Ended December 31,
	2023	2022	Change
	(in thousands of tons)		(%)
Brazil	26,858,918	26,997,788	(0.5)
In-natura	5,914,882	5,976,960	(1.0)
Processed	20,601,576	20,878,697	(1.3)
Other Sales	342,460	142,131	140.9
International	23,851,764	24,103,135	(1.0)
In-natura	19,888,732	20,044,710	(0.8)
Processed	3,765,633	3,679,233	2.3
Other Sales	197,399	379,192	(47.9)
Other Segments	2,904,758	2,704,105	7.4
Total	53,615,440	53,805,028	(0.4)

In 2023 and 2022, we recorded the following average prices in our operating segments:

	Average Prices Year Ended December 31,
	2023	2022	Change
	(in reais per kg)		(%)
Brazil	12.05	11.87	1.5
International	10.99	12.46	(10.7)
Other Segments	6.38	5.20	22.5
Total	11.05	11.32	(2.5)

Brazil Segment

Net sales from our Brazil segment decreased by R$138,870 thousand, or 0.5%, to R$26,858,918 thousand in the year ended December 31, 2023 from R$26,997,788 thousand in the year ended December 31, 2022, mainly due to a 2% reduction in volumes sold, which was partially offset by a 1.5% increase in average prices driven mainly by the performance of our processed portfolio, as the in-natura products in the domestic market also suffered from the effects of the chicken oversupply, which was further aggravated by the temporary ban imposed by Japan.

International Segment

Net sales from our International segment decreased by R$251,371 thousand, or 1.0%, to R$23,851,764 thousand in the year ended December 31, 2023 from R$24,103,135 thousand in the year ended December 31, 2022, primarily due to (i) a 10.7% reduction in the average prices of products sold in the foreign market, mainly due to the global oversupply of chicken; (ii) the appreciation of the real against the dollar, which impacted our revenue from this segment; which were partially offset by a 10.8% increase in sales volumes (or 212.2 thousand tons) in 2023 compared to 2022, as a result of the evolution of the industrial yield indicator of our efficiency program, BRF+, and the market diversification strategy. We won 66 new authorizations over the year of 2023 for new destinations in Latin America, Asia, Europe and South Africa, which gave us flexibility to capture market opportunities in a challenging year for the protein sector.

Other Segments

Net sales from Other Segments increased by R$200,653 thousand, or 7.4%, to R$2,904,758 thousand in the year ended December 31, 2023 from R$2,704,105 thousand in the year ended December 31, 2022, mainly as a result of (i) a greater share of hydrolysates, a product with high added value, in the Ingredients portfolio, (ii) the growth in the super premium natural segment in Pet Food, reflecting a higher price premium, and (iii) the execution of one-off arbitrage operations involving the sale of grains between regions as a result of a more active role in identifying market opportunities that allow a reduction in origination costs. Another relevant factor was the increase in export destinations, especially exports to Norway in Ingredients and to Ecuador and the United Arab Emirates in Pet Food, as a result of our market diversification strategy.

Cost of Sales

Cost of sales totaled R$44,781,739 thousand in the year ended December 31, 2023, a decrease of 2.0% compared to R$45,672,376 thousand in the year ended December 31, 2022. This reduction is mainly explained by (i) the effect of lower grain prices in 2023 due to a larger harvest in Brazil, which, given the cycle of our chain, began to impact our results in the third quarter of 2023; in the fourth quarter, the variation in the six-month moving average of the price of corn fell by 30.6% year-over-year and soybean meal fell by 13.4% year-over-year; (ii) the reduction in the price of oils used as raw materials in margarines, with the most relevant effect being soybean oil, which fell by 30.5% year-over-year; (iii) the effects of the efficiency program, BRF+, which impacted our results mostly through cost reductions. During the year, BRF+ made consistent progress on virtually all fronts, the most relevant of which, with the greatest impact on results, being the agricultural indicators of hatching, which rose 5.6 p.p. year-over-year, chicken feed conversion, which improved 2.5% year-over-year and mortality, which improved 2.0 p.p. year-over-year for chicken and 0.7 p.p. for pork. Also noteworthy is the industrial yield indicator, which rose by 5.0 p.p. year-over-year (5.6 p.p. year-over-year for chicken yields and 3.5 p.p. year-over-year for pork yields). BRF+ was responsible for capturing gains of R$525,400 thousand in the quarter and R$2,163,000 thousand in the year.

Gross Profit

Our gross profit increased by R$701,049 thousand, or 8.6%, to R$8,833,701 thousand in the year ended December 31, 2023 from R$8,132,652 thousand in the year ended December 31, 2022, with a gross margin of 16.5% in the year ended December 31, 2023 compared to 15.1% in the year ended December 31, 2022. This performance is the result of the reduction in our average unit cost, due to the fall in the price of grains and oils used in our chain and the effects of our efficiency program, BRF+.

The following table provides a breakdown of our gross profit for each segment and for Corporate.

	Year Ended December 31,
Gross profit	2023	2022	Change
	(in thousands of reais, except where indicated)		(%)
Brazil	5,916,699	3,892,719	52.0
International	2,121,851	3,523,769	(39.8)
Other Segments	764,791	716,164	6.8
Corporate	30,360	—	—
Total	8,833,701	8,132,652	8.6

Operating Income (Expenses)

Our operating income (expenses) decreased by 3.3% in the year ended December 31, 2023, to operating expenses of R$7,997,560 thousand in the year ended December 31, 2023 from operating expenses of R$8,268,941 thousand in the year ended December 31, 2022, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased by R$387,015 thousand, or 5.5%, to R$7,454,163 thousand in the year ended December 31, 2023 from R$7,067,148 thousand in the year ended December 31, 2022, as a result of the payment of variable remuneration to salespeople (RVV) due to the achievement of established targets, the effect of annual salary adjustments and higher freight costs, mainly in Brazil. Our selling expenses represented 13.9% of the net sales in the year ended December 31, 2023, an increase of 0.8 p.p. compared to 13.1% in the year ended December 31, 2022.

General and Administrative Expenses

Our general and administrative expenses increased by R$113,009 thousand, or 17.5%, to R$757,836 thousand in the year ended December 31, 2023 from R$644,827 thousand in the year ended December 31, 2022. The increase was mainly due to expenses related to digital transformation, the payment of variable remuneration and annual salary adjustments.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to an income of R$250,512 thousand in the year ended December 31, 2023, as compared to an expense of R$545,270 thousand in the year ended December 31, 2022. This variation in performance is mainly explained by the recovery of expenses, contingencies and gains on the sale of assets. In 2022, the result was mostly impacted by the expenses related to the Carne Fraca and Trapaça operations.

Income (Loss) Before Financial Results and Income Taxes

As a result of the foregoing, we accounted an income before financial results and income taxes of R$836,141 thousand in the year ended December 31, 2023 from a loss of R$136,289 thousand in 2022.

The table below sets forth our income (loss) before financial results and income taxes for each segment and for Corporate.

	Income (loss) before financial results and income taxes
	2023	2022	Change
	(in thousands of reais)		(%)
Brazil	1,602,298	(352,138)	(555.0)
International	(1,214,167)	403,661	(400.8)
Other Segments	357,720	440,062	(18.7)
Subtotal	745,851	491,585	51.7
Corporate	90,290	(627,874)	(114.4)
Total	836,141	(136,289)	(713.5)

Financial Income (Expenses), Net

Financial income (expenses), net increased by R$152,092 thousand, or 5.7%, to an expense, net of R$2,820,847 thousand in the year ended December 31, 2023 from an expense, net of R$2,668,755 thousand in the year ended December 31, 2022. This increase is mainly due to an increase in the cost of servicing debt due to increased interest on loans and financing of R$305,198 thousand as a result of a higher gross debt balance for most of the year, combined with higher interest rates (accumulated CDI rate of 13.04% in 2023 compared to 12.38% in 2022), which was partially offset by a R$119,582 thousand increase in interest revenues mainly due to higher interest income on investments resulting from a higher cash position, especially after the 2023 Equity Offering in July 2023, and an increase of R$150,509 thousand in net monetary gain predominantly from hyperinflation in Turkey.

Loss Before Taxes

As a result of the foregoing, our loss before taxes amounted to R$ 1,984,706 thousand in the year ended December 31, 2023, representing a decrease in loss in comparison to a loss of R$2,805,044 thousand in 2022.

Income Taxes

Our income taxes amounted to a benefit of R$115,854 thousand in the year ended December 31, 2023, representing an increase in benefit of 140.6% from an expense of R$285,634 thousand in 2022. Our effective tax rate in 2023 represented a benefit of 5.8% compared to an effective tax rate that represented an expense of 10.2% in 2022. This change was primarily due to the effects of the foreign exchange variation on our investments in foreign subsidiaries, difference in tax rates on results of subsidiaries and tax losses generated in 2022 without the recognition of deferred tax assets compared to a tax profit generated in 2023.

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations was R$1,868,852 thousand in the year ended December 31, 2023, representing a decrease of 39.5% in comparison to a loss of R$3,090,678 thousand in 2022.

Loss from Discontinued Operations

Loss from discontinued operations amounted was nil in the year ended December 31, 2023, as compared to R$50,948 thousand in the year ended December 31, 2022, mainly due to the conclusion of certain disputes related to losses incurred by the divested entities in Europe and Thailand in 2018 and 2019, as well as tax contingencies in connection with other prior periods to such divestments.

Loss for the Year

As a result of the foregoing, our loss for the year was R$1,868,852 thousand in the year ended December 31, 2023, compared to a loss for the year of R$3,141,626 thousand in 2022, a decrease of 40.5%.

Year Ended December 31, 2022 compared with Year Ended December 31, 2021

Net Sales

Our net sales increased R$ 5,461,723 thousand, or 11.3%, to R$53,805,028 thousand in the year ended December 31, 2022 from R$48,343,305 thousand in the year ended December 31, 2021. We present below an explanation for the increase in net sales for each segment.

Net Sales by Operating Segments

In 2022, we recorded the following net sales in our operating segments.

	Year Ended December 31,
	2022	2021	Change
	(in thousands of tons)		(%)
Brazil	26,997,788	24,808,889	8.8%
In-natura	5,976,960	6,002,585	(0.4%)
Processed	20,878,697	18,729,686	11.5%
Other Sales	142,131	76,618	85.5%
International	24,103,135	21,514,704	12.0%
In-natura	20,044,710	18,212,688	10.0%
Processed	3,679,233	2,955,431	24.5%
Other Sales	379,192	346,585	9.4%
Other Segments	2,704,105	2,019,712	33.9%
Total	53,805,028	48,343,305	11.3%

In 2022, we recorded the following average prices in our operating segments:

	Average Prices Year Ended December 31,
	2022	2021	Change
	(in reais per kg)		(%)
Brazil	11.87	10.78	10.1%
International	12.46	10.99	13.4%
Other Segments	5.20	5.57	(6.6%)
Total	11.32	10.46	8.2%

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

Other Segments

Net sales from Other Segments increased R$684,393 thousand, or 33.9%, to R$2,704,105 thousand in the year ended December 31, 2022 from R$2,019,712 thousand in the year ended December 31, 2021, mainly driven by (i) higher prices in the BRF Ingredients division, (ii) higher volumes commercialized, and (iii) the consolidation of the Pet Food operations.

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

The following table provides a breakdown of our gross profit for our Brazil, International and Other Segments.

	Year Ended December 31,
Gross profit	2022	2021	Change
	(in thousands of reais, except where indicated)		(%)
Brazil	3,892,719	5,350,075	(27.2)
International	3,523,769	3,767,331	(6.5)
Other Segments	716,164	575,127	24.8
Total	8,132,652	9,692,533	(16.1)

Operating Income (Expenses)

Our operating income (expenses) increased by 23.7% in the year ended December 31, 2022, to operating expenses of R$8,268,941 thousand in the year ended December 31, 2022 from operating expenses of R$6,682,746 thousand in the year ended December 31, 2021, primarily due to the drivers described below.

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

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to expense of R$545,270 thousand in the year ended December 31, 2022 as compared to an income of R$211,263 thousand in the corresponding period in 2021. This increase in expenses is mainly attributable to the impact of R$588,774 thousand related to the Leniency Agreement, referred to in note 1.2 of our consolidated financial statements.

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

Income (Loss) for the Year

As a result of the foregoing, our loss for the year was R$3,141,626 thousand in 2022, compared to an income for the year of R$437,384 thousand in 2021, a decrease of 818.3%.

B.	Liquidity and Capital Resources

As of December 31, 2023, we held R$9,264,664 thousand in cash and cash equivalents. Of that amount, R$4,222,817 thousand, or 45.6%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings and sales of marketable securities. Although we have substantial debt that will mature in coming years, we believe that our current cash and cash equivalents, along with our cash flows from operating activities will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

As of December 31, 2023, we did not have off-balance sheet arrangements that have or are reasonably likely to have effects on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors, except for the commitments for purchases of goods and services in the total amount of R$5,023,227 thousand as of December 31, 2023. For more information see note 31 to our audited financial statements.

The following table summarizes significant contractual obligations and commitments due by period, as of December 31, 2023. ***

	Payments Due by Period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Loans and borrowings(1)	19,856,354	2,073,011	4,284,924	3,924,086	9,574,333
Interest on loans and borrowings (2)	9,383,130	1,287,501	1,962,136	1,368,032	4,765,461
Lease liabilities	4,661,489	1,009,012	1,407,222	953,211	1,292,044
Total	33,900,973	4,369,524	7,654,282	6,245,329	15,631,838

(1)       Includes both current and non-current loans and borrowings.

(2)       Represents expected interest obligations on the loans and borrowings set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2023.

We also recorded R$1,203,170 thousand as contingencies with probable losses as of December 31, 2023.

Cash Flow

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Year Ended December 31,
	2023	2022	2021
Cash Flow	(in thousands of reais)
Net cash provided by operating activities	3,939,397	1,876,384	3,923,636
Net cash used in investing activities	(2,113,844)	(3,258,787)	(3,548,791)
Net cash provided by (used in) financing activities(1)	(861,837)	2,255,538	(572,476)
Effect of exchange rate variation on cash and cash equivalent	170,019	(271,026)	149,826
Net increase (decrease) in cash and cash equivalents	1,133,735	602,109	(47,805)

Cash Flows Provided by Operating Activities

We recorded net cash flows provided by operating activities of R$3,939,397 thousand in 2023, compared to cash flows provided by operating activities of R$1,876,384 thousand in 2022. This increase of R$2,063,013 thousand is mainly due to a decrease in inventory (amounting to R$1,248,897 thousand) and in derivative financial instruments losses (amounting to R$953,702 thousand).

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

Cash Flows Used in Investing Activities

We recorded net cash flows used in investing activities of R$2,113,844 thousand in 2023, compared to net cash flows used in investing activities of R$3,258,787 thousand in 2022. This decrease of R$1,144,943 thousand in cash flows used in investing activities is mainly related to a reduction in investment in property, plant and equipment and to the fact that there was no significant capital increase in affiliates in 2023.

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

Cash Flows Provided by (Used in) Financing Activities

We recorded net cash flows used in financing activities of R$861,837 thousand in 2023, compared to net cash flows provided by financing activities of R$2,255,538 thousand in 2022. This decrease of R$3,117,375 thousand is mainly a reflection of (i) the repurchase of US$200,000 thousand in aggregate principal amount of our 4.350% senior notes due 2026 under a tender offer, (ii) the make-whole redemption of our 4.750% senior notes due 2024 for an aggregate amount of US$300,546 thousand, and (iii) the payment of the agribusiness receivables certificate (CRA) at maturity in the amount of R$1,018 million, in each case carried out in the second half of 2023.

We recorded net cash flows provided by financing activities of R$2,255,538 thousand in 2022, compared to net cash flows used in financing activities of R$572,476 thousand in 2021. This variation is mainly due to the equity issuance (follow-on offering) of R$5,275,444 thousand concluded in February 2022.

Dividends and Interest on Shareholders’ Equity

We have not made any distributions for the years ended December 31, 2023, 2022 or 2021.

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

	As of December 31,
	2023			2022
	Current	Non-current	Total	Total
	(in thousands of reais)
Total loans and borrowings	2,451,838	17,643,710	20,095,548	23,517,000
Local currency	930,271	8,071,892	9,002,163	10,967,819
Foreign currency	1,521,567	9,571,818	11,093,385	12,549,181
Derivative financial instruments, net	(32,282)	(470,011)	(502,293)	126,019
Cash, cash equivalents and marketable securities and restricted cash	(9,726,356)	(392,390)	(10,118,746)	(9,045,421)
Local currency	(5,503,519)	(88,885)	(5,592,404)	(4,435,686)
Foreign currency	(4,222,837)	(303,505)	(4,526,342)	(4,609,734)
Net Debt (Cash)(1)	(7,306,800)	16,781,309	9,474,509	14,597,596

(1)	We define Net Debt as total loans and borrowings (current and non-current) plus derivative financial instruments, net (current and non-current) minus cash and cash equivalents (including marketable securities, current and non-current, and restricted cash, current and non-current). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

Our Net Debt as of December 31, 2023 was R$9,474,509 thousand, a decrease of 35.1% with respect to December 31, 2022, mainly as a result of the 2023 Equity Offering carried out in the second half of 2023.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Current	Non-current	Total loans and borrowings as of December 31,
	As of December 31, 2023		2023	2022
	(in thousands of reais)
Working capital	777,528	—	777,528	409,186
Certificate of Agribusiness Receivables	—	—	—	999,646
Debentures	139,881	6,494,553	6,634,434	5,940,146
Export credit facility	6,258	1,577,339	1,583,597	3,613,555
Fiscal incentives	6,604	—	6,604	5,286
Total local currency	930,271	8,071,892	9,002,163	10,967,819
Bonds	132,502	7,427,060	7,559,562	11,902,290
Export credit facility	1,031,738	1,404,913	2,436,651	132,887
Advances for foreign exchange rate contracts	158,420	—	158,420	0,00
Working capital	198,907	739,845	938,752	514,004
Total foreign currency	1,521,567	9,571,818	11,093,385	12,549,181
Total	2,451,838	17,643,710	20,095,548	23,517,000

The maturity schedule of the principal amount of our loans and borrowings is as follows:

As of December 31, 2023 (in thousands of reais)
2024	2,073,011
2025	1,355,195
2026	2,929,729
2027	2,984,936
2028	939,150
2029 onwards	9,574,333
Total	19,856,354

Our principal debt instruments as of December 31, 2023 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see note 15 to our consolidated financial statements.

For more information regarding out indebtedness, see note 23.1(i) to our consolidated financial statements.

Local Currency Debt

Working Capital Facilities

Rural Credit Financing. We had rural credit loans in the amount of R$773,840 thousand as of December 31, 2023 with Santander and Banco Inter under a Brazilian federal government program that offers favorable interest rates as an incentive to invest in rural activities, with maturity in 2024. We generally use the proceeds of these loans for working capital purposes. These credit lines are included under “Working capital” in the table above.

Other Working Capital Facilities. We had other working capital facilities in the amount of R$3,687 thousand as of December 31, 2023 with several commercial banks, with maturity in 2024. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Debentures

On July 1, 2019, we completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand—R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and matured in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2025 and 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2025 and 2026. As of December 31, 2023 the outstanding principal and interest amount of the debentures was R$830,144 thousand.

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

As of December 31, 2023 the outstanding principal and interest amount of the debentures was R$2,681,294 thousand.

On June 2, 2021, we concluded a debenture issuance in the amount of R$1,000,000 thousand. We issued 1,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 60th issuance of CRAs. The principal amount matures in a single installment on May 14, 2031, with interest payable every six months. The debentures bear interest equal to IPCA plus 4.7843% per year. As of December 31, 2023, the outstanding principal and interest amount of the debentures was R$1,214,044 thousand.

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

As of December 31, 2023 the outstanding principal and interest amount of the debentures was R$1,908,952 thousand.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$1,583,597 thousand as of December 31, 2023. These notes bear interest at CDI rates, and mature in 2027. These credit lines are included under “Export credit facilities” in the table above.

Other

State Tax Incentive Financing Programs. We also had R$6,604 thousand outstanding as of December 31, 2023 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Foreign Currency Debt

Bonds

2026 Notes. On September 29, 2016, our wholly-owned subsidiary BRF GmbH issued senior notes in the aggregate principal amount of US$500,000 thousand, or the 2026 Notes. The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. In September 2020 and September 2023, we repurchased US$718.0 thousand and US$200,000 thousand, respectively, in aggregate principal amount of the 2026 Notes in tender offers. As of December 31, 2023, the outstanding principal and interest amount of the 2026 Notes amounted to R$1,453,806 thousand.

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2030 Notes. The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. In June 2021, we repurchased US$59,402 thousand in aggregate principal amount of the 2030 Notes in a tender offer. As of December 31, 2023, the outstanding principal and interest amount of the 2030 Notes amounted to R$2,896,104 thousand.

2050 Notes. We issued senior notes in an aggregate principal amount of US$500,000 thousand on September 21, 2020 and additional senior notes in an aggregate principal amount of US$300,000 thousand on October 26, 2020 (collectively, the 2050 Notes) for an aggregate amount of the series of US$800,000 thousand. The 2050 Notes bear interest at a rate of 5.750% per year and mature on September 21, 2050. As of December 31, 2023, the outstanding principal and interest amount of the 2050 Notes amounted to R$3,209,652 thousand.

Export Credit Facilities

We have export credit facilities with a balance of R$2,436,651 thousand as of December 31, 2023. Our indebtedness under these facilities is denominated in U.S. dollars and mature from 2024 to 2028. We were granted a loan from one or more creditors, which is guaranteed by receivables related to the export of our products in the ordinary course.

Exchange Contract Advance

The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates in 2024. Interest under these facilities accrues at a fixed rate. These facilities are generally guaranteed by BRF S.A. As of December 31, 2023, the outstanding principal and interest amount of these facilities totaled R$158,420 thousand.

Working Capital in Foreign Currency

These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey and the United Arab Emirates. This funding is denominated in Turkish lira and Dirham, with remaining maturity dates from 2024 through 2027. As of December 31, 2023, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$938,752 thousand.

Derivatives

Within the scope of our Financial Risk Management Policy, we entered into currency derivative contracts with a fair value receivable of R$107,001 thousand and fair value payable of R$13,717 thousand, commodity derivative contracts that had positive fair value of R$5.509 thousand and negative fair value of R$14,363 thousand, and interest rate derivative contracts that had fair value receivable of R$529,829 thousand and fair value payable of nil with various financial institutions and different maturity dates, in each case as of December 31, 2023. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature between 2024 and 2032. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Other Lines of Credit

In order to maintain a conservative and sustainable short-term liquidity position, on December 27, 2019, we contracted with Banco do Brasil a revolving credit line in the amount of up to R$1,500,000 thousand, maturing in three years, and renewed in October 2022 for additional two years. This line of credit may be fully or partially disbursed at our discretion. On December 31, 2023, the line was available, but had not been used.

Investment Fund in Credit Receivables

On December 7, 2023, we established a new credit receivables investment fund (Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada), or FIDC BRF II. We assign to the FIDC BRF II, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC BRF II is a closed-ended fund and its quotas shall be repaid within three years. As of December 31, 2023, the FIDC BRF II held receivables in the amount of R$16,490 thousand.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets and transactions with affiliates, and include provisions regarding disposal of corporate control and change of control. As of December 31, 2023, we were in compliance with the covenants contained in our debt instruments. Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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

In 2023, total Brazilian net sales by quarter were as follows: 23.9% for the first quarter (compared to 21.8% in 2022), 24.2% for the second quarter (compared to 24.2% in 2022), 24.4% for the third quarter (compared to 25.2% in 2022) and 27.5% for the fourth quarter (compared to 28.8% in 2022).

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Halal market, for example, we experience lower net sales during summer months.

In 2023, total International net sales by quarter were as follows: 25.7% for the first quarter (compared to 22.8% in 2022), 21.4% for the second quarter (compared to 23.8% in 2022), 26.9% for the third quarter (compared to 27.2% in 2022) and 26.0% for the fourth quarter (compared to 26.2% in 2022).

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, etc.

In 2023, we launched 138 new SKUs for consumers, of which 72 were released for the domestic market and 66 for the international market (five in the Halal market). We also launched 34 SKUs in our Pet segment.

Our Research, Development and Innovation activities, or RD&I, incorporate agricultural research and innovation, as well as products and processes research and development. The Research and Development of Meat Products’ team is based in Jundiaí city, in the Brazilian state of São Paulo, where our BRF Innovation Center, or BIC, is based.

BIC has total space of 13,500m². The building exemplifies our commitment to investing in RD&I in order to create and add value in our products, processes and services. Its structure, which was developed to set technological development standards in the food industry, includes research and development areas for meat, pasta, margarine, vegetables, packaging, graphic arts, visual standardization of packaging, supplier quality, regulatory matters, sustainability, and animal welfare. The facility also has meeting rooms, a pilot plant, areas for tests and sensorial evaluation, packaging laboratories, kitchens for food service clients, a library and spaces for brainstorming and benchmarking with potential partners.

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

We believe we have one of the largest poultry and swine agricultural experimental research facilities in the world. Our research system includes one experimental feed meal plant and 19 experimental barns, which are distributed across four experimental farms in the Brazilian state of Santa Catarina, with a total of 1,392 experimental pens to evaluate the impact of new technology and innovation in the production chain. We also have nine bromatological laboratories and four receiving and classification laboratories, all equipped with NIRS (Near Infrared Spectroscopy) technology, in addition to five animal health laboratories supporting research and operational activities.

In 2017 we implemented a real-time feed formulation technology, also known as NIRS in-line. This technology uses real-time analysis of raw materials in the production line through NIRS, and integrates the data generated with an optimization software of feed formulation that optimizes the feed formula to be produced in each batch of feed. This process improves the precision and quality of the feeds produced and is aligned with our commitment to quality throughout our process. BRF was one of the pioneers in the use of this technology in Brazil. In the next years, the objective is continuing to expand the technology into the company.

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

Furthermore, we have a large proprietary swine breeding program in seven nucleus farms and one backup farm, with a competitive genetic package compared to the most important global breeding programs, which supply 70% of our annual demand. The breeding program incorporated latest statistical models to categorical traits, uses genomic information and efficient software for the routine genetic analysis. The team is highly qualified and includes geneticists, specialists in reproduction, management, and meat quality. In 2023, we have started to test in field the conditions of a new male hog (male used in the final mating) developed during the last years and have adjusted the breeding objectives for the female line. Additionally, we started developing a new female line that will be tested in field conditions in 2025.

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

We define our growth platforms based on consumer preferences. Our main platforms for the Sadia brand are day-by-day meals, helpers, happy meals, well-being, premium and special dates. Our main platforms for the Perdigão brand are day-by-day meals, barbecue, Christmas and premium Ouro. Our main platforms for the Qualy brand are breakfast, new occasions and culinary. The project managers are able to navigate through different categories, such as ready meals, cold cuts, sausages, in-natura meat, spreads, snacks and even food services, to design and apply solutions that either fulfill an unmet need or enhance a specific consumer preference.

During 2021, in addition to strengthening and expanding the lines launched in the last two years (such as the Speciale Sadia, Na receita Sadia, Sadia Mac’n Cheese, Perdigão Ouro and Sadia Veg&Tal), we maintained our strategy of building increasingly segmented consumer platforms. A highlight in 2021 was the launch of Livre&Lev, a sub-brand of Sadia, which focuses on well-being and is characterized as a line free of excesses and light in ingredients, specially developed to deliver more naturalness through fewer, well-known ingredients, free of additives. Composed of cold cuts (ham and turkey breast) and ready meals (portioned meals, which allow for different combinations and wraps). Another important initiative was the launch of the 100% Vegetable Chicken line by Sadia Veg&Tal, composed of 3 SKUs (shredded chicken, in strips and cubes), which is the first line of plant-based carbon neutral chickens on the market, and which emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects. The announcement of the 100% Vegetable Chicken line by Sadia Veg&Tal was made during the COP26 climate conference in Scotland. The new line of Sadia Veg&Tal was awarded First Place in the ESG Category and Winner of the Impact Projects Category 2021, both handed out by Grow Innovation Awards.

During 2022, we maintained our strategy of building increasingly segmented consumer platforms, strengthening our core portfolio and discontinuing less representative products. We highlight the launch of “Empanadíssimo”, whole chicken breast strips that are crispy on the outside and juicy on the inside (2 SKUs), Speciale sausages inspired by German cuisine (3 SKUs), and Qualy “Vegê” - the first clean label margarine in Brazil (1 SKU). In addition, taking advantage of the World Cup event and the high seasonality in Brasil of fresh sausage, we completed the Perdigão NaBrasa sausage line with additional 6 different types and flavored products. Another important initiative was the Chester pies that complement Christmas dinners, bringing an expansion of the Chester brand portfolio. Our continuous search for innovation and launches were awarded third place in the Food, Beverages and Ingredients sector and 35th in the general ranking carried out by Valor Econômico and Strategy and the TOP 100 Open Corps 2022 award from the Ranking 100 Open Startups 2022. We were in the TOP 3 in the Consumer Goods and Food category and enter the TOP 50 Open Corps ranking.

During 2023, we focused on simplifying and strengthening our core portfolio. Our portfolio rationalization agenda allowed our sales and production teams to focus on executing and building our growth platforms. We launched the Sadia “Hot Bowls” line, which includes ready meals sold in a practical bowl packaging (4 SKUs). In addition, we expanded Na receita Sadia with new in-natura pork cuts to expedite day-by-day meals (7 SKUs), launched new cold cuts from Sadia (2 SKUs) making certain of the brand’s core products more accessible, and expanded the Chester pie line (2 SKUs). In Sadia, we also focused on the growth of small dinner portions (4 SKUs). Another important initiative launched in 2023 was the new recipe of Claybom (6 SKUs), which improves the line with a new cream touch. In the Plant-Based line, we have revamped our Sadia Veg&Tal portfolio to offer a broader range of products, including cauliflower wings, pumpkin&chickpea and broccoli&spinach burgers, and vegetable nuggets (12 SKUs). This includes a partnership with PlantPlus Foods, a plant-based food tech joint venture between Marfrig and Archer-Daniels-Midland, or ADM. Moving forward, while PlantPlus Foods will strengthen its presence in the meat-like market, Sadia Veg&Tal will focus on veggie-forward products. Additionally, we have three zero-carbon items in line with our commitment to becoming Net Zero by 2040. Our continuous research and innovation efforts were awarded fourth place in the Food, Beverages and Ingredients sector of the Innovation Award carried out by Valor Econômico and Strategy, and third place in the consumer goods and food sector of the TOP 100 Open Corps 2023 award from the Ranking 100 Open Startups. Our Sadia Veg&Tal cauliflower wings and our Sadia Hot Bowls ranked first and second in Food Ingredients South America’s 2023 Innovation Awards in the innovative products category. In addition, we won the smart/practical packaging category of the Plástico Sul 2023 award with Sadia’s rebranding (BRF + IQX case).

D.	Trend Information

In addition to the information set forth in this section, additional information about the trends affecting our business can be found in “—Results of Operations—Principal Factors Affecting our Results of Operations.” You should also read our discussion of the risks and uncertainties that affect our business in “Risk Factors, particularly, Item 3. Key Information—D. Risks Factors— Risks Relating to Our Business and Industry—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business,” and “Item 3. Key Information—D. Risks Factors—Risks Relating to Brazil—Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market prices of our common shares and ADRs.”

Global GDP is expected to have grown 4.3% in 2023 after a growth of 3.8% in 2022, according to the International Monetary Fund, or IMF, and global GDP is expected to grow 5.0% in 2024. A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the IMF, increased restrictions on global trade and migration would hurt productivity and incomes and have an immediate impact on market sentiment. Another potential risk discussed by the IMF is a tightening of global financing terms. IMF expects GDP growth of 3.8% in 2024 and 3.9% in 2025 for the U.S. and of 5.4% in 2024 and 4.8% in 2025 for the European Union. For emerging markets and developing countries in 2024, the World Bank expects a growth rate of 10.2% for India, 2.2% for Russia and 4.9% for China. The same report expects Brazil’s GDP to increase 4.4% in 2024 and 4.0% in 2025. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2024 at 9.0%, according to reports by Focus.

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

Brazilian chicken exports in the year ended December 31, 2023 totaled 5.0 million tons, with sales amounting to US$9,632,245 thousand (or R$46,632,589 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 4.7 million tons with sales of US$9,535,096 thousand (or R$49,751,272 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, China has been the main destination for these exports (13.6%), followed by the United Arab Emirates (8.8%), Japan (8.6%) and Saudi Arabia (7.5%).

The volume of Brazilian pork exports in the year ended December 31, 2023 totaled 1.2 million tons, with sales amounting to US$2,799,966 thousand (or R$13,555,476 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 1.1 million tons with sales of US$2,547,565 thousand (or R$13,292,428 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, the leading importers, China, Hong Kong and Philippines represented 32.0%, 10.4% and 10.4%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2023 totaled 2.3 million tons, with sales amounting to US$10,452,590 thousand (or R$50,604,125 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), compared to exports of 2.2 million tons with sales of US$12,882,871 thousand (or R$67,218,954 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in 2022. In 2023, the leading importers, China, the United States and Hong Kong, represented 52.9%, 6.1% and 4.7%, respectively, of total exports from Brazil.

Considering that countries in the Middle East are relevant importers of Brazilian chicken, it is likely that there is a positive correlation between oil prices (as this commodity is a key driver for the local economy and, consequently, for demand) and volume exported from Brazil to the region. In the past, declines in the price of oil reduced the ability of certain countries to import Brazilian products.

In the beginning of 2020, oil prices dropped drastically following the global economic slowdown brought on by the COVID-19 pandemic as well as an oil supply dispute among key oil producers. However, oil prices increased during 2021, surpassing pre-pandemic levels. According to the West Texas Intermediate index, which benchmarks oil prices, oil prices decreased by 17.7% in 2023 and increased by 38.4% in 2022, from an average of US$68.13 in 2021 to an average of US$94.31 in 2022 and an average of US$77.66 in 2023. Conflicts in the Middle East and in Ukraine-Russia are likely to cause price volatility, which may also may impact chicken demand from Middle East countries.

Brazilian Market

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2023 of 95.9 kilograms, including beef, chicken and pork products, according to the OECD, an increase of 0.3% compared to 2022. Based on OECD data, pork consumption per capita decreased from 17.8 kg in 2022 to 17.5 kg in 2023. Chicken consumption per capita increased from 50.7 kg in 2022 to 51.0 kg in 2023. In 2023, beef and veal consumption increased to 27.4 kg per capita, from 27.0 kg in 2022.

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

Raw Materials

In 2023, Brazil harvested its 154.6 million tons of soybean, according to the Brazilian National Food Supply Agency (Companhia Nacional de Abastecimento). Average soybean prices in Brazil decreased by 20.2% in 2023 compared to 2022, while soybean prices on the Chicago Board of Trade (“CBOT”) decreased by 8.6% in 2023 compared to 2022.

In the Brazilian market, average corn prices decreased by 25.0% in 2023 compared to 2022, driven by the increase in Brazilian corn production. According to the Brazilian National Food Supply Agency, the corn crop totaled 131.9 million tons in 2022/23, compared to 113.1 million tons in 2021/22. In the international market, corn crop in the United States in 2022/23 totaled 346.7 million tons, compared to 381.5 million tons in 2021/22.

Social Contributions

In May 2018, Law No. 13,670/18 reestablished the permission for companies to replace the payment of a 20% social contribution fee over payroll with the payment of a fee ranging from 1% to 4.5% (depending on the industry) over gross operating revenues until December 2020. Such term was subsequently postponed to December 2023 by Laws 14,020/20 and 14,288/21. On December 28, 2023, the Brazilian Congress enacted Law 14,784/23 extending this term to December 31, 2027. On the same day, the Brazilian president issued provisional measure (medida provisória) No. 1,202/23 revoking such permission and applying gradually increasing fees starting from 10%-15% (depending on the industry) from April 1, 2024 and reaching 20% in 2028. MP 1,202/23 also restricted the use of tax credits with an amount of R$10.0 million or higher, despite such use being previously allowed by final and unappealable judicial decisions. According to MP 1,202/23, taxpayers must use such tax credits within a minimum period of 12 to 60 months depending on the amounts involved. On February 28, 2024, the Brazilian president enacted MP 1,208/24, which partially revoked MP 1,202/23 and reestablished the deduction permission for certain industries limiting the use of credits resulting from tax procedures. Concurrently, the Ministry of Finance introduced bill of law 493/24 to the Brazilian Congress to foster discussions about a new legislation on this subject matter. Further discussions between the Senate, the Ministry of Finance and other lawmakers are expected, to seek alternative sources of revenue as a way to finance the payroll tax reduction policy. We cannot assure that the current relief will remain in place if a new law is approved, or that we will be able to fully use our outstanding tax credits when and as expected.

E.	Critical Accounting Policies

We have prepared our consolidated financial statements included in this annual report in accordance with IFRS, as issued by the IASB.

The preparation of these consolidated financial statements required management to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Our management evaluates its estimates and judgments on an ongoing basis and supports its estimates and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

All the relevant accounting practices adopted by us are disclosed in note 3 to our consolidated financial statements.

Item	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

Board of Directors

Our board of directors provides our overall strategic direction. At least two members, or 20% of our board of directors, whichever is greater, must be independent under the Novo Mercado rules. Our board members are elected at Ordinary General Shareholders’ Meetings for a two-year term and may be reelected. Our bylaws require that the board of directors consist of at least seven and up to ten members. Our board of directors currently consists of nine members. Our bylaws do not contemplate alternates to board members. There is no mandatory retirement age for our board members. In case of any vacancy, the remaining members will nominate a board member who will serve until the next shareholders’ meeting, and the shareholders shall elect another board member to serve for the remaining term of office at such meeting. If more than one-third of the positions on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event.

Our current board of directors was elected at the Ordinary General Shareholders’ Meetings held on March 28, 2024. The following table sets forth information about our current Board members:

Name	Position Held	Appointment Date	Term	Age
Marcos Antonio Molina dos Santos	Chairman	March 28, 2024	2 years	54
Marcia Aparecida Pascoal Marçal dos Santos	Vice-Chairman	March 28, 2024	2 years	51
Sérgio Agapito Lires Rial	Board Member	March 28, 2024	2 years	63
Augusto Marques da Cruz Filho(1)	Board Member	March 28, 2024	2 years	71
Marcos Fernando Marçal dos Santos	Board Member	March 28, 2024	2 years	28
Flávia Maria Bittencourt(1)	Board Member	March 28, 2024	2 years	54
Márcio Hamilton Ferreira	Board Member	March 28, 2024	2 years	52
Pedro de Camargo Neto(1)	Board Member	March 28, 2024	2 years	75
Eduardo Augusto Rocha Pocetti(1)	Board Member	March 28, 2024	2 years	69

(1)       Independent member (as defined in the Brazilian Novo Mercado regulations).

Below is a summary of the professional experience and areas of activity of our current board members.

Marcos Antonio Molina dos Santos – Mr. Molina is the chairman of Marfrig’s board of directors. He has over 30 years of experience in the food sector, having started his professional career at the age of 16, when he opened his first business, a food distribution company. Mr. Molina is also a partner and the chief executive officer of MMS Participações Ltda., which is the parent company of Marfrig, our controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions⸻ A. Major Shareholders.”

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

Marcos Fernando Marçal dos Santos – Mr. Marçal dos Santos holds a degree in business administration from Fundação Armando Alvares Penteado – FAAP. He is currently taking the preparatory course “Jornada Sucessor” sponsored by Consultoria Falconi and is a member of the Compensation, Corporate Governance and Human Resources Committee of Marfrig. He has a solid professional experience in the agribusiness sector, having held the positions of Auditor (2015 – 2018), Commercial (2018), General Manager at the Bataguassu Unit – MS (2018 – 2019) and General Manager at the Várzea Grande Unit at Marfrig – MT (2019-2021). Mr. Marçal dos Santos currently holds the position of Supply Chain Director at Marfrig.

Flávia Maria Bittencourt – Ms. Bittencourt holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro – UFRJ, a postgraduate degree in Marketing at Escola Superior de Propaganda e Marketing – ESPM and an Executive MBA from Fundação Dom Cabral. Ms. Bittencourt served at Oi – Telemar for more than 10 years, in positions such as Product Manager (2001 – 2003), General Marketing Manager (2003 – 2005) and Executive Director of Marketing (2005 – 2011). In addition, she was Marketing Director at Lácteos Brasil, co-founder of STORIES4FUN and Senior Vice President of Latin America at Sephora Brasil. Ms. Bittencourt served as a consultant at the Carlyle Group from 2012 to 2013 and as a member of the Board of Directors of Lojas Marisa, between 2018 and 2019. She is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil. In addition to being a member of our Board of Directors, Ms. Bittencourt is also a member of the People, Governance, Organization and Culture Committee and of the Sustainability Committee.

Márcio Hamilton Ferreira – Mr. Ferreira worked for more than 30 years at Banco do Brasil (1986-2019), where he held the position of Director of Capital Markets and Investments (2009), Director of Finance (2009-2012), Director of Credit (2012-2014), Chief Executive Officer of BB Asset (2015-2017) and, from January 2017 onwards, he held the positions of Vice-President of Internal Controls and Risk Management and Vice-President of Wholesale Business. Mr. Ferreira was the Chief Executive Officer of the Brasilprev pension plan in 2020, served as Chief Executive Officer of BB Seguros in 2020-2021 and as Executive Vice-President of ELO Serviços in 2021-2022. He also served as a member of the board of directors of the Guarulhos Airport Concessionaire (2016-2017), Invepar (2016-2017), QUOD - Gestora de Crédito (2017-2019), Banco Patagonia (2019-2020) and Vale (2019), as chairman of the board of directors of Brasilcap Capitalização S.A. (2017-2019), as president and member of the board of directors of Neoenergia S.A (2015-2016 / 2017-2019 / 2020-2021), as chairman of the board of directors of BB DTVM (2017-2020), and as president and member of the board of directors of Brasilprev Seguros Previdência (2020-2021). In addition, Mr. Ferreira was a member of the executive board of Febraban (2017-2020), Anbima (2016-2017) and Fenaprevi (2020). He currently serves as a member of the board of directors of Livelo Gerdau and Metalúrgica Gerdau. Mr. Ferreira holds a business degree from the Business school of the Brasília Federal University (UNB); a post-graduation degree in Training for Senior Executives at Fundação Getúlio Vargas (FGV) and is certified as Board Member by the Brazilian Institute of Corporate Governance (IBGC).

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

Eduardo Augusto Rocha Pocetti – Mr. Pocetti served as a member of the fiscal council of Marfrig from 2014 to 2022. As an accountant, he holds an MBA in Business Administration from Fundação Getúlio Vargas. Mr. Pocetti was a partner at KPMG Auditores Independentes Ltda. and president of the national board of officers (2013 to 2015) and member of the board of directors of IBRACON – Instituto dos Auditores Independentes do Brasil (2016 to 2021). He has 30 years of experience in auditing companies. From 2004 to 2011, he was president of BDO RCS Auditores Independentes S.A., where he represented the name of BDO Brasil for all member firms of the international BDO network. He has extensive experience in finance, accounting, independent auditing, economic-financial planning and coordination at the management and board level in several large national and multinational companies in the industrial and financial sector. Mr. Pocetti worked in several IPO transactions and special corporate finance projects for the purchase and sale of companies. Mr. Pocetti is also a member of the board of directors of the publicly-held company Mahle Metal Leve S.A. and a member of the fiscal council of Camil Alimentos S.A. and coordinator of the advisory board of the CIEE – Centro de Integração Empresa Escola.

See “Item 3. Key Information—D. Risk Factors— Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our other holders of common shares or ADRs.”

Executive Officers

Our executive officers are responsible for our day-to-day operations and implementation of the general policies and guidelines approved from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of a Global Chief Executive Officer, a Chief Financial and Investor Relations Officer and up to 13 additional Vice Presidents, each with the designation and duties assigned by our board of directors.

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Under Brazilian Corporate Law, our executive officers must be residents of Brazil but do not need to be our shareholders. Our executive officers hold ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer. The following table sets forth the name, position and the applicable date of appointment of each of our current executive officers, all of which were appointed for a fixed term expiring on April 15, 2026.

Name	Position Held	Appointment Date	Age
Miguel de Souza Gularte	Global Chief Executive Officer	April 15, 2024	65
Fabio Luis Mendes Mariano	Chief Financial and Investor Relations Officer	April 15, 2024	43
Artemio Listoni	Industrial Operations and Logistics Vice-President	April 15, 2024	63
Manoel Reinaldo Manzano Martins Junior	Brazil Commercial Vice-President	April 15, 2024	46
Alessandro Rosa Bonorino	People, Sustainability and Digital Transformation Vice-President	April 15, 2024	54
Leonardo Campo Dall’Orto	International Markets and Planning Vice-President	April 15, 2024	50
Fabio Duarte Stumpf	Agribusiness and Quality Vice-President	April 15, 2024	42
Marcel Sacco	Marketing and New Businesses Vice-President	April 15, 2024	57

The following is a summary of the business experience in the sector, areas of expertise and principal outside business interests of our current executive officers.

Miguel de Souza Gularte – Mr. Gularte has a degree in veterinary medicine from URCAMP (RS) and has more than 40 years of experience in the meat industry. He started his professional career at Cooperativa Industrial de Carnes e Derivados (Cicade), where he held several positions, such as Quality Control Manager, Manager and Industrial Director. In 1996, Mr. Gularte joined the PUL meatpacker in Uruguay, where he worked as a Commercial Director, General Director, President and partner. In 2011, he led the sale of the PUL meatpacker to Minerva Foods, becoming Minerva’s International Vice President, a position he held until June 2013. From 2013 to 2016, Mr. Gularte served as President of JBS Mercosul responsible for the Meat, Leathers and New Business divisions in Brazil and for JBS Argentina, Uruguay and Paraguay. From 2018 to 2022, he served as the CEO of South America at Marfrig.

Fabio Luis Mendes Mariano – Mr. Mariano holds a degree in Business Administration and a postgraduate degree in Banking from Universidade Presbiteriana Mackenzie, an MBA from the University of Pittsburgh Katz Graduate School of Business and a specialization in financial markets from Fundação Getúlio Vargas – FGV. Mr. Mariano has 23 years of professional experience in companies such as Bank Boston, Dupont do Brasil, and BRF, where he has served for 15 years including as CFO LATAM and General Manager of BRF Alimentos Calchaquí, in Argentina. In 2017, he returned to Brazil as our Financial Executive Officer and, since 2019, he has served as Vice-Chairman of the Board of BRF Previdência. Since 2022, Mr. Mariano serves as our Chief Financial and Investor Relations Officer.

Artemio Listoni – Mr. Listoni has more than 40 years of experience in agribusiness. He started his career at the former Sadia Alimentos S.A., where he worked from 1981 to 1995, having returned to BRF from 2006 to 2008 and once again in 2023 as our Industrial Operations and Logistics Vice-President. With experience in technical assistance for animal producers, he also held the position of President at JBS in Argentina, Paraguay and Uruguay and director of South American Operations at Marfrig.

Manoel Reinaldo Manzano Martins Junior – Mr. Martins Junior graduated in Business Administration from the Pontifical Catholic University of São Paulo, PUC/SP, with a specialization in Marketing and Retail from FIA/USP and ESPM, respectively. He has 24 years of professional experience in the consumer goods industry, in the domestic and international market (Middle East and Latin America). Prior to joining us, Mr. Martins Junior worked in companies such as Perdigão, Associate British Food and JBS. Since 2022, Mr. Martins Junior serves as our Brazil Commercial Vice-President.

Alessandro Rosa Bonorino – Mr. Bonorino graduated in Economics from the Federal University of Rio de Janeiro – UFRJ, and holds an Executive MBA from the Dom Cabral Foundation. He has more than 30 years of professional experience, having spent the past 23 years in executive positions. Mr. Bonorino started his career as an auditor at KPMG. In the human resources field, he began his career at IBM in 1992, where he worked for 23 years. He led transformation projects across multiple areas of human resources on a national, regional and global scale. Recognized for several years as one of the top human resources professionals in Brazil by industry publications, Mr. Bonorino has had extensive experience in multiple cultures and countries as a human resources leader. His leadership positions include serving at IBM as the Global Vice President, Human Resources Services Delivery Division from 2015 to 2017 and Global VP Recruitment, located in China, from 2010 to 2014. Previously, Mr. Bonorino led the human resources department in  Latin America  from 2008 to 2010, served as the head of human resources for Brazil from 2005 to 2008 and led the human resources department for South America in Argentina at IBM from 2002 to 2005.  In 2017, he joined our company as People, Management and Digital Transformation Vice-President.

Leonardo Campo Dall’Orto – Mr. Dallorto holds a degree in Mechanical Engineering from the Federal University of Espírito Santo, with a master’s degree and a doctorate in industrial engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and a MBA from the Dom Cabral Foundation. He has 21 years of experience, the last 13 years of which holding executive positions. Mr. Dallorto began his career at Vale in 2002 in the Railway and Port Logistics area, and he took part in their international expansion, working in projects in Canada, India and Africa. Between 2007 and 2011, he served with the consulting firm McKinsey & Company, focused on Supply Chain, Procurement, Strategy and M&A of companies across different sectors in Latin America. Mr. Dallorto joined BRF in 2011, occupying many positions including as head of Supplies and Integrated Planning, as Brazil Commercial Vice-President (in which he led the Logistics and South Region units, developing customer relationship programs, GTM strategies and the review of distributors’ role in the region) and as Industrial Operations Officer (in which he took part in defining our manufacturing footprint and led our productivity project (Guide)). Mr. Dallorto has served as our International Markets and Planning Vice-President since 2018.

Fabio Duarte Stumpf – Mr. Stumpf holds a graduate degree in Veterinary Medicine from the University of Passo Fundo in Rio Grande do Sul. He has 20 years of experience in Agribusiness. Mr. Stumpf began his career at Sadia/BRF, holding various positions within the company’s Agricultural and Industrial Operation. From 2017 to 2021, he worked as Industrial Director and General Director of Agriculture. In 2021, he was appointed as Executive Director of Agriculture and Global Quality at BRF. Since 2022, Mr. Stumpf has served as our Agribusiness and Quality Vice President.

Marcel Sacco – Mr. Sacco holds a bachelor’s degree in Marketing from Escola Superior de Propaganda e Marketing (“ESPM”) and a master’s degree in Business Administration with emphasis in Finance from Fundação Getúlio Vargas (FGV). He also completed specializations in Advanced Marketing Management at IMD in Switzerland, in Advanced General Management at INSEAD, in France, as well as the Leadership Program at the Institute for Creative Leadership in San Diego, California. In addition, Mr. Sacco completed the Councilor Development Program at Fundação Dom Cabral. In 2008, he was nominated as one of the three best marketing professionals in Brazil by Prêmio Caboré. Mr. Sacco has worked in companies such as Parmalat Brasil, Telefônica, Schincariol and Bauducco. Prior to joining us as Vice-President of New Businesses in 2021, he served with The Hersey Company as General Manager Brazil & LatAm from 2019 to 2021, and previously as General Manager Brazil & South America from 2013 to 2019. Currently, Mr. Sacco also serves as a member of the Board of Directors at the non-governmental organization Gerando Falcões.

B.	Compensation

The total salary and profit sharing payments, as described below, paid by us to all our executive officers and members of our board of directors, fiscal council and audit and integrity committee for their services for the year ended December 31, 2023 was R$61,427 thousand.

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

Our executive officers are also eligible to participate in our Restricted Stock Plan. As of December 31, 2023, a total of 2,647,632 stock options, RSUs and PSUs were held by our executive officers, with a cost to us of R$24,206 thousand. In 2023, a total of 2,155,759 shares of restricted stock were granted to our executive officers. For additional information regarding our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership— Stock Options Plan, Performance Shares Plan and Restricted Stock Plan.”

The table below shows information about the stock options and RSUs granted to executive officers of BRF in 2023 and in previous years that were outstanding as of December 31, 2023:

Grant	# Options / Restricted Stock Units	Grant Price(1)	Strike Price as of December 31, 2023	Expiration Date

2021 (Restricted Stock and Performance Share Units)	93,699	R$28.58	N/A	July 1, 2024
2022 (Restricted Stock and Performance Share Units)	398,174	R$14.11	N/A	July 1, 2025
2023 (Restricted Stock and Performance Share Units)	2,155,759	R$7.38	N/A	June 1, 2026
Total	2,647,632

(1)       The grant price refers to the average stock price at the B3 of the last 20 trading days before the grant date.

Our executive officers receive certain additional benefits generally provided to employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2023, the amount paid as benefits and private pension plan to the executive officers totaled R$1,066 thousand.

Our executive officers and the members of our board of directors, audit and integrity committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment. However, non-compete agreements may be entered into with executive officers departing our company. In 2023, we paid severance benefits to former executive officers in the amount of R$8,413 thousand.

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

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Marco Antônio Peixoto Simões Velozo(1)	President of the Fiscal Council	March 28, 2022	56
Attilio Guaspari(1)	Alternate	April 29, 2005	78
Ricardo Florence dos Santos	Member of the Fiscal Council	-	69
Antonio Mathias Nogueira Moreira	Alternate	-	46
Alexandre Eduardo de Melo	Member of the Fiscal Council	-	47
José Luiz de Souza Gurgel	Alternate	-	58

(1)       Independent Member (as defined under the Brazilian Novo Mercado rules).

Below is a summary of the professional experience and areas of activity of our current fiscal council members:

Marco Antônio Peixoto Simões Velozo – Mr. Velozo holds a degree in economics and accounting from Faculdades Integradas Cândido Mendes, and an MBA in corporate finance from IBMEC. He has extensive experience as a technical assistant in judicial disputes and in arbitration, including as a technical assistant or as an expert at the Arbitral Tribunal, at the CBMA and at the FGV Chamber of Conciliation and Arbitration, and has been an independent auditor of various companies since 1989. Mr. Velozo is a founding partner of Vértice Auditoria, where he is responsible for the technical area and audit methodology.

Attilio Guaspari — Mr. Guaspari is a civil engineer graduated from Escola Politécnica of USP and holds a Master’s degree in Management Sciences from Coppe/AD of UFRJ. He served as Chief Financial Officer, Audit Superintendent and member of the Audit Committee at BNDES and as Financial-Administrative Director at Embrafilme. Mr. Guaspari has served on several Boards of Directors since 1986, such as those of Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás, and Projeto Jarí. He has also been Chairman of the Fiscal Council of Perdigão, with Audit Committee attributions, since 2005, and as a member of our Fiscal Council since 2018. Mr. Guaspari has extensive professional experience in positions such as Internal Audit Committee Head, Financial Director and member of boards of directors. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Ricardo Florence dos Santos – Mr. Florence dos Santos has acted as an independent member of the board of directors of Movida Rental Car, S.A. since 2016 and as a member of the fiscal council of CPFL Energia since 2017. He is also a member of the Movida audit and financial committees. Mr. Santos served as the vice president of finance of Marfrig between 2013 and 2016 and as executive director of investor relations between 2007 and 2014. Previously, he worked at Grupo Pão de Açúcar for 16 years (1984-2000), including as a director of strategic planning, finance and executive director of investor relations. Mr. Santos was also responsible for the investor relations area of UOL Inc. (Grupo Folha de São Paulo – 2000/2001) and Brasil Telecom (2005-2007). He has participated in several IPO processes, mergers, acquisitions and sales of assets in the companies where he worked. Mr. Santos served on the boards of directors of Grupo Pão de Açúcar (1995-1999), UOL – Grupo Folha (2001) and IBRI – Brazilian Institute of Investor Relations (1998-2001 and 2014-2019), where he also served as chief executive officer from 2010 to 2013, as well as in the Dentalcorp S.A. Advisory Board (2002 to 2006). Mr. Santos is a chemical engineer graduated from the Polytechnic School of USP and holds a business administration degree from Universidade Mackenzie, as well as an MBA in strategy and finance from IBMEC-SP.

Antonio Mathias Nogueira Moreira – Mr. Nogueira Moreira is chairman of the board of directors of Valec Engenharia, Construções e Ferrovias S.A. (Infra S.A.), appointed by the Ministry of Transport, a member of the strategic business committee of ELO Serviços S.A., appointed by Caixa Cartões Holding S.A., and the executive director of governance, integrity and risks at Caixa Cartões Holding S.A. Mr. Nogueira Moreira holds a degree in financial management from the Catholic University of Brasília - UCB, a postgraduate degree in people management from the Anísio Teixeira College - FAT, and a master’s degree in business administration (governance, risk management and compliance) from the Center for the Study of Law and Business - CEDIN.

Alexandre Eduardo de Melo – Mr. Melo works as a financial, accounting and tax consultant, providing services in Brazil, the United States and European Union. He served as chief financial officer at Agropecuária Jacarezinho between 2016 and 2019 and controller director at Marfrig from 2005 to 2013, with more than 12 years experienced in controlling, finance and accounting. Previously, Mr. Melo served as auditor and senior tax advisor at BDO Auditores e Consultores Independentes between 2000 a 2004. Mr. Melo is an accountant, graduated at University of São Paulo – USP and affiliated to the Regional Council of Accounting in São Paulo, Brazil. He also holds a postgraduate degree in tax law from São Judas University in São Paulo, Brazil.

José Luiz de Souza Gurgel – Mr. Souza Gurgel is currently a member of the fiscal council of Marfrig, a position he has held since 2022. Since 2022, he has chaired the statutory audit committee of Indústrias Nucleares do Brasil - INB, in addition to being a member of the people, eligibility, succession and remuneration committee of the same company. In 2021 and 2022, Mr. Souza Gurgel served as a member of the supervisory Board of the SOMA Group. Between April 2011 and May 2019, he was an audit partner at KPMG in Rio de Janeiro. From July 2001 to March 2011, Mr. Souza Gurgel was an audit partner at BDO, where he also served as a member of the organization's executive committee from 2008 to 2010. Between 2004 and 2008, Mr. Souza Gurgel was the head partner at the BDO’s Rio de Janeiro office. Mr. Souza Gurgel holds a degree in economics from UERJ and in accounting sciences from Faculdade da Cidade, a postgraduate degree in business management from Cândido Mendes and a master's degree in Accounting Sciences (2018) from FUCAPE-RJ.

Audit and Integrity Committee

Our shareholders approved the establishment of a statutory audit committee at our ordinary and extraordinary general shareholders’ meeting held on April 3, 2014. On November 5, 2018, shareholders at our extraordinary general shareholders’ meeting voted to rename the committee as the Audit and Integrity Committee. The Audit and Integrity Committee is composed of three to five members, a majority of whom must be independent members, one of whom cannot be a member of the board of directors and none of whom may be an executive officer (in accordance with the independence standards of the CVM, in particular CVM Resolution No. 80/22).

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

The following table sets forth information with respect to the current members of our Audit and Integrity Committee.

Name	Position Held	Current Position Held Since	Term	Age
Augusto Marques da Cruz Filho(1)	Coordinator	April 30, 2020	2 years(2)	70
Eduardo Augusto Rocha Pocetti	Member	April 6, 2022	2 years(2)	68
Esmir de Oliveira	External Member	April 15, 2024	2 years	73

(1) (2)	Independent Member (as defined under the Brazilian Novo Mercado rules). Reelected on April 15, 2024.

Below is a summary of the professional experience and areas of activity of our current members of the Audit and Integrity Committee:

Augusto Marques da Cruz Filho – see “—A. Directors and Senior Management—Board of Directors” for the biographical information of Mr. Cruz Filho.

Eduardo Augusto Rocha Pocetti – see “—A. Directors and Senior Management—Board of Directors” for the biographical information of Mr. Pocetti.

Esmir de Oliveira – Mr. de Oliveira has more than 40 years of experience in planning and conducting financial auditing services, both in accordance with U.S. GAAP and IFRS, in several industries such as agrobusiness, tech, healthcare, manufacturing, telecom, and retail. He began his career at PricewaterhouseCoopers and since 1985 he is a partner at BDO, where he also serves as a member of the executive committee in Brazil. Mr. de Oliveira is a member of IBGC - Instituto Brasileiro de Governança Corporativa (where he previously served as a member of the Finance and Accounting Committee), Instituto dos Auditores Independentes – IBRACON, LACC Latin America Coordinate Committee and ICBR – Instituto dos Contadores do Brasil. He has a degree in economics and accounting from Universidade Mackenzie and holds a certification in Audit Committee and Fiscal Council from IBGC- Instituto Brasileiro de Governança Corporativa. Mr. de Oliveira is certified as an independent accountant with the CVM, the Cadastro Nacional de Auditores Independentes – CNAI and the Brazilian Central Bank.

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

The Sustainability Committee is responsible for: (i) evaluating and providing recommendations for the long term sustainability goals; (ii) monitoring and improving the five sustainability pillars (development of partners and community, promotion of knowledge and innovation, promotion of animal welfare, diversity and pluralism and environment protection); (iii) evaluating actions and relationship with stakeholders related to sustainability and monitoring our adherence to market standards (i.e. Dow Jones Sustainability Index (DJSI), Enterprise Sustainability Index (Índice de Sustentabilidade Empresarial or ISE), CDP, Business Benchmark for Animal Welfare (BBFAW), etc.); (iv) following-up on compliance matters regarding ISO standards and sustainability; (v) proposing and validating our commitment to national and global voluntary corporate sustainability initiatives; and (vi) monitoring, revising and validating our Sustainability Policy and Sustainability Communication Plan.

D.	Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2023	2022	2021
Administration	20,425	20,297	20,906
Production	76,242	75,962	79,270
Total	96,667	96,259	100,176

All of our employees listed above are located in Brazil, except for 6,675 employees in 2023 (7,040 in 2022 and 7,184 in 2021) who are located abroad, mainly in our offices and processing plants in Europe, Southern Cone, Middle East and Asia.

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

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Audit and Integrity Committee

As of March 31, 2024, members of our board of directors, our executive officers and members of our Fiscal Council (and alternates) and Audit and Integrity Committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Members of the Board of Directors
Marcos Antonio Molina dos Santos	0	0.00
Marcia Aparecida Pascoal Marçal dos Santos	0	0.00
Sérgio Agapito Lires Rial	4,300	0.00
Augusto Marques da Cruz Filho	0	0.00
Marcos Fernando Marçal dos Santos	0	0.00
Flávia Maria Bittencourt	0	0.00
Márcio Hamilton Ferreira	0	0.00
Pedro de Camargo Neto	0	0.00
Eduardo Augusto Rocha Pocetti	0	0.00
Subtotal	4,300	0.00
Executive Officers (1)
Miguel de Souza Gularte	69,000	0.00
Fabio Luis Mendes Mariano	36,283	0.00
Artemio Listoni	18,400	0.00
Manoel Reinaldo Manzano Martins Junior	77,500	0.00
Alessandro Rosa Bonorino	242,000	0.01
Leonardo Campo Dall’orto	48,824	0.00
Fabio Duarte Stumpf	66,121	0.00
Marcel Sacco	18,107	0.00
Subtotal	576,235	0.03
Fiscal Council (and alternates)
Marco Antônio Peixoto Simões Velozo	0	0.00
Attilio Guaspari	29,400	0.00

Ricardo Florence dos Santos	0	0.00
Antonio Mathias Nogueira Moreira	0	0.00
Alexandre Eduardo de Melo	0	0.00
José Luiz de Souza Gurgel	0	0.00
Subtotal	29,400	0.00
Audit and Integrity Committee (1)
Esmir de Oliveira	0	0.00
Subtotal	0	0.00
Total	609,935	0.04

(1)       The other members of the audit and integrity committee, Augusto Marques da Cruz Filho and Eduardo Augusto Rocha Pocetti, are members of the Board of Directors whose share ownership is already included above.

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

There are currently two programs under our Restricted Stock Plan, the Restricted Share Units program (“RSU”) mentioned above and the Performance Share Units program (“PSU”). The Restricted Stock Plan enables us to make a partial grant in RSUs and a partial grant in PSUs. Our board of directors approves annual grants under the Restricted Stock Plan. As of 2023, the RSU grant represented 68% and the PSU grant represented 32%. The amount to be granted to a particular executive is subject to programs rules, based on market practices, company and individual performance evaluation, and it is submitted to our Board of Directors for approval. Vesting conditions are time-based and performance based for RSUs and for PSUs, respectively, and our Board of Directors sets forth the collective goals for the performance indicators, which is currently ROIC (Return on Invested Capital) and TSR (Total Shareholder Return).

With respect to our Stock Option Plan, as of December 31, 2023, there were no outstanding options. During the year ended December 31, 2023, no options were granted or exercised.

With respect to the Restricted Stock Plan, the RSU and PSU programs are managed by our board of directors. As administrator of the Restricted Stock Plan, our board of directors approves the program rules, eligibility, payment levels, severance rules of the Restricted Stock Plan, to guarantee the program competitiveness and the alignment of interests with shareholders. The total number of shares of restricted stock that may be granted under the RSU and PSU programs shall not exceed 2.5% of the common stock, with no par value, representing our total capital stock. As of December 31, 2023, a total of 6,841,736 RSU/PSUs had been granted and was held by 232 people.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Our capital stock is comprised of common shares. As of March 31, 2024, we had outstanding 1,668,436,467 common shares, or 99.17% of our total common shares (excluding 14,036,779 common shares held in treasury), of which 130,067,902 or 7.80%, correspond to ADRs. As of March 31, 2024, we had approximately 67,329 shareholders, including approximately 130 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

The following table sets forth certain information as of March 31, 2024 (except to the extent disclosed below), with respect to any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares and American depositary shares).

Major Shareholders	Common Shares	%
Marfrig Global Foods S.A.(1)	842,547,574	50.08
SALIC International Investment Company(2)	180,000,000	10.70
Kapitalo Investimentos Ltda.(3)	107,982,757	6.42
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(4)	103,328,121	6.14

(1)	Marfrig, our controlling shareholder, is a corporation with principal offices at Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301, Vila Hamburguesa, São Paulo, SP, 05319-000, Brazil. Marfrig’s controlling shareholders are Marcia Aparecida Pascoal Marçal dos Santos, Marcos Antonio Molina dos Santos and MMS Participações Ltda., which in turn is 100% owned by Marcia Aparecida Pascoal Marçal dos Santos and Marcos Antonio Molina dos Santos.
(2)	Based on Schedule 13D filed by SALIC International Investment Company, or SALIC Investment, Saudi Agricultural and Livestock Investment Company, or SALIC, and The Public Investment Fund, or PIF, with the SEC on September 21, 2023, SALIC Investment is wholly owned by SALIC, which in turn is wholly owned by PIF. As a result of this relationship, each of SALIC and PIF may be deemed to share beneficial ownership of the common shares held of record by SALIC Investment. Each of SALIC Investment, SALIC and PIF is organized under the laws of the Kingdom of Saudi Arabia. The business address of each of SALIC Investment and SALIC is Business Gate, Building No. 6, 7452 Airport Branch, Qurtubah Road, Riyadh 13244 – 2327, Kingdom of Saudi Arabia. The business address of PIF is P.O. Box 6789, Riyadh 13519, Kingdom of Saudi Arabia. The present principal business of SALIC Investment and SALIC is investing in agricultural and livestock businesses. The present principal business of PIF is serving as the sovereign wealth fund of the Kingdom of Saudi Arabia.
(3)	Represents the aggregate amount of common shares held by investment funds Kapitalo Alpha Global Master FIM, Kapitalo Gaia Master FIM, Kapitalo K10 Master FIM, Kapitalo Master I FIM, Kapitalo Master II FIM, Kapitalo Master V FIM, Kapitalo Sigma LLC, Kapitalo Kappa Previdenciario II Master, Kapitalo K10 Previdenciario II Master, Kapitalo Tarkus Master FIA, Kapitalo Zeta Meridia Master FIM and NW3 Master Plus FIM, all of which are managed by Kapitalo Investimentos Ltda., which has discretionary management and voting power over our common shares held by such funds. Kapitalo Investimentos Ltda. is a limited liability company headquartered at Avenida Brigadeiro Faria Lima No. 3,144, 11th floor, Jardim Paulista, in the city and state of São Paulo, 01451-000, Brazil.
(4)	Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI is a pension fund sponsored by Banco do Brasil S.A. and controlled by participating employees of Banco do Brasil S.A. The Brazilian government owns a majority of the voting capital of Banco do Brasil S.A..

Our controlling shareholder and other major shareholders do not have differing voting rights.

Changes in Ownership

Significant changes in the percentage ownership held by our controlling shareholder and other major shareholders since January 1, 2021 are described below.

•	On January 22, 2021, Kapitalo Investimentos Ltda., on behalf of some of its clients and as their investment fund manager, informed us that it had acquired our common shares, and that, on January 21, 2021, their interests in us reached, on an aggregated basis, 40,784,398 common shares and ADSs, representative of common shares, corresponding to approximately 5.02% of our share capital.
•	On January 27, 2021, Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold our common shares, and that, on January 27, 2021, its interests in us reached 80,447,828 common shares and ADSs, representative of common shares, corresponding to approximately 9.90% of our share capital.
•	On May 25, 2021, JPMorgan Chase & Co. informed us that its aggregate shareholding position had reached 58,109,075 common shares or other securities and derivatives referred in such shares, representing approximately 7.15% of our share capital as of May 20, 2021.
•	Between May and June 2021, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares and ADSs. Pursuant to the Schedule 13D/A filed by Marfrig with the SEC on March 1, 2022, Marfrig beneficially owned in the aggregate 359,933,582 of our common shares, representing 33.25% of our outstanding common shares.
•	On February 4, 2022, BlackRock, Inc. informed us that its shareholding position reached 40,199,394 common shares and 2,632,816 ADRs, representing approximately 3.95% of our total common shares and 67,983 cash-settled derivative financial instruments referenced in our common shares.
•	On February 10, 2022, JPMorgan Chase & Co. informed us that they hold a derivative financial instrument that represents a synthetic exposure to less than 5.00% of our share capital.
•	On March 9, 2022, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 48,860,579 of our common shares, representing 4.50% of our share capital.
•	On March 10, 2022 Marfrig acquired 200,000 of our common shares, pursuant to the information disclosed in their most recent financial statements reaching an aggregate of 360,133,580 of our common shares, representing 33.27% of our outstanding common shares.
•	On September 14, 2022 Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold our common shares, and that, on September 14, 2022, its interests in us reached 53,801,228 common shares and ADSs, representative of common shares, corresponding to approximately 4.97% of our share capital.
•	On February 24, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 57,179,383 of our common shares, representing 5.30% of our share capital.

•	On March 8, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 39,173,855 of our common shares, representing 3.60% of our share capital.
•	On July 6, 2023, BlackRock, Inc. informed us that its shareholding position reached 50,029,300 common shares and 4,416,627 ADRs, representing approximately 5.03% of our total common shares and 8,353,388 cash-settled derivative financial instruments referenced in our common shares, representing approximately 0.77% of our share capital.
•	On July 19, 2023, (i) BlackRock, Inc. informed us that its interests in us reached 53,294,995 common shares and 4,400,885 ADRs, representing approximately 3.43% of our total common shares and 8,363,626 cash-settled derivative financial instruments referenced in our common shares, representing approximately 0.50% of our share capital; and (ii) SALIC subscribed for 180,000,000 common shares representing 10.70% of our share capital;
•	Between September 2023 and March 2024, Marfrig, our controlling shareholder, filed five Schedule 13D/A and notified us it had increase its equity stake in us through open market acquisitions of common shares, reaching a beneficial ownership of 842,547,574 common shares representing 50.08% of our share capital.
B.	Related Party Transactions

From time to time we have entered into transactions with related parties, including with entities involving certain members of our board of directors or senior management.

We have a Related Party Transactions Policy which sets forth rules and principles to ensure transparency and arm’s-length terms in our transactions with related parties and other situations of potential conflicts of interest. The definition of related party is based on applicable accounting standards and on this internal policy, which may be more restrictive than applicable laws and regulations under certain circumstances. This policy establishes the corporate body responsible for approving related party transactions. Our Audit and Integrity Committee is also responsible for, among other things, reviewing whether the procedures set forth in the Related Party Transactions Policy are followed. For further details regarding our related party transactions, see note 29 to our consolidated financial statements included elsewhere in this annual report.

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

Arrangements with BRF Previdência

We make contributions related to the post-employment benefit plans of our employees to BRF Previdência, which holds these plans. See notes 19 and 29 to our consolidated financial statements included elsewhere in this annual report. Additionally, we lease properties owned by BRF Previdência, and for the year ended December 31, 2023, the total amount of lease payments was R$21,936 thousand (R$22,241 thousand for the year ended on December 31, 2022). The rent value was set based on market conditions.

Agreements with Marfrig Global Foods S.A.

On August 19, 2019, our subsidiary Al Wafi Food Products Factory – Sole Proprietorship LLC (“Al Wafi Factory”), headquartered in the United Arab Emirates and belonging to our Halal corporate structure, entered into an agreement with our controlling shareholder Marfrig, which has been subsequently amended, for the supply by Marfrig of raw materials (deboned and frozen beef) to our factory in Abu Dhabi. The agreement currently expires on August 19, 2025. The transaction represents a routine raw material supply operation, carried out within the normal course of our business, with no exclusivity to either party, or a minimum volume to be supplied. The estimated total value of the contract is US$27,000 thousand per year.

On April 28, 2022, our subsidiary Al Wafi Al Takamol International for Food Products, headquartered in Saudi Arabia, entered into a distribution agreement with Marfrig, which has been subsequently amended, to distribute Marfrig beef products in the country. The agreement currently expires on April 27, 2025.The distribution is part of a wider ongoing business model in the Middle East region, with no exclusivity to either party, or a minimum volume commitment. The estimated total value of the contract is US$5,000 thousand per year.

On July 27, 2022, BRF entered into an agreement with Quickfood S.A. (which we sold to Marfrig on January 2, 2019), as distributor, and Marfrig, as guarantor, for the distribution of “Sadia” branded products in Argentina, which expired on January 1, 2023. Despite the absence of the execution of an amendment with the extension of the term, Quickfood S.A. and BRF still perform the supply and distribution upon the originally agreed terms. The parties are procuring necessary approvals and negotiating the terms and conditions of the extension of the distribution agreement. The total amount of this transaction is approximately US$10,000 thousand per year.

On December 19, 2022, our subsidiary Federal Foods LLC, headquartered in the United Arab Emirates, entered into a distribution agreement with Marfrig, which has been subsequently amended, to distribute Marfrig beef products in the United Arab Emirates. The agreement currently expires on December 19, 2025. The distribution is part of a wider business model in the Middle East region, with no exclusivity to either party, or a minimum volume commitment. The estimated total value of this agreement is US$1,700 thousand per year.

On December 19, 2022, our subsidiary Federal Foods LLC Qatar, headquartered in Qatar, entered into a distribution agreement with Marfrig, which has been subsequently amended, to distribute Marfrig beef products in the country. The agreement currently expires on December 19, 2025. The distribution is part of a wider business model in the Middle East region, with no exclusivity to either party, or a minimum volume commitment. The estimated total value of the contract is US$1,400 thousand per year.

BRF also supplies raw material to Quickfood S.A. for the production and commercialization of ham in Argentina under the “Sadia” brand pursuant to spot transactions. The parties are procuring necessary approvals and negotiating the terms and conditions of the applicable license and supply agreement. The total amount of this transaction is approximately US$10,000 thousand per year.

In addition, BRF and Marfrig have a distribution operation in Uruguay with its respective affiliates, Sadia Uruguay S.A. and Dicasold S.A., in which Dicasold S.A. is responsible for the distribution of “Sadia” branded products in certain channels in Uruguay. The total amount of this transaction is approximately US$8,000 thousand per year. BRF also sells certain products to Dicasold S.A. on a spot basis, amounting to approximately US$4,500 thousand per year. The parties are procuring necessary approvals and negotiating the terms and conditions of the distribution agreement.

BRF and Marfrig also have a distribution operation in Chile through its respective affiliates, Sadia Chile SpA and Marfrig Chile S.A., in which Marfrig Chile S.A. is responsible for the distribution of “Sadia” branded products in certain regions and channels in Chile. The total amount of this transaction is approximately US$800,000 per year. Considering the historical volumes, operational restrictions and that the parties have not agreed minimum volume and/or exclusivity provisions for this commercial relationship, currently there is no written agreement in place between the parties.

Guarantee for Obligations of Potengi

On December 16, 2022, we issued a guarantee to the promissory commercial notes issued by Potengi. The promissory commercial notes were offered through a public offering with limited distribution efforts, and mature in 18 months from their issue date, or the Offer. The total amount of the Offer was R$700,000 thousand. We issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount, whilst AES issued a joint guarantee covering the remaining amount. There is no joint liability between us and AES.

On August 14, 2023, we provided financing guarantees to Potengi for the opening of a fixed credit line with Banco do Brasil S.A. up to a limit of R$144,000, to be funded with ordinary resources from the Fundo de Desenvolvimento do Nordeste – FDNE, to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, we provided a limited guarantee in favor of holders of the 300,000 simple, non-convertible debentures issued by Potengi in a single series, with a maturity period of 18 years. The nominal unit value of each debenture is R$1,000. Our guarantee is for an amount corresponding to 24% of the issue price, whilst AES issued a joint guarantee covering the remaining amount.

On March 27, 2024, we provided a limited guarantee in favor of holders of the second issuance of 2,100,000 simple, non-convertible debentures issued by Potengi in a single series, with a maturity period of 18 years and six months. The nominal unit value of each debenture is R$100. Our guarantee is for an amount corresponding to 24% of the issue price, whilst AES issued a joint guarantee covering the remaining amount.

Joint Venture with The Public Investment Fund

On October 24, 2022, we executed a joint-venture agreement with Halal Products Development Company, or HPDC, a wholly-owned subsidiary of PIF, which aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. On August 1, 2023, we announced the fulfillment of all conditions precedent to the joint venture under the joint venture agreement. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia is expected to hold assets in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. BRF Arabia will have a combined investment of US$500,000 thousand (or R$2,420,650 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023), of which (i) US$125,000 thousand (or R$605,162 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) were contributed by us and by HPDC upon the incorporation of the joint venture; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by BRF Arabia’s shareholders.

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

Indemnification Agreements

We have entered into indemnification agreements with our board members and executive officers (the “indemnified parties” and each, an “indemnified party”). Pursuant to these agreements, we have agreed to indemnify and hold harmless each indemnified party with respect to losses which they may be subject to in connection with any administrative or judicial proceedings in Brazil or abroad so long as the proceeding arises from their relationship with us in such role (or related roles), among other circumstances (the “covered risks”), excluded from the coverage of these indemnifications agreements any action of the indemnified parties taken with bad faith or scienter. Under the terms of these agreements, we have also agreed to either advance or reimburse expenses incurred by the indemnified parties in connection with the covered risks (including legal counsels’ fees). We have also agreed to contract director and officer insurance coverage for acts carried out by the indemnified parties in the course of their duties. Each agreement will remain in force during and after the period of the indemnified party’s employment with us, for an indefinite period of time.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in 1,358 legal proceedings with Brazilian tax authorities, mainly related to the payment of ICMS, PIS and COFINS, income tax and social contribution. As of December 31, 2023, our provision for such tax proceedings with probable losses is R$321,995 thousand, compared to R$399,675 thousand as of December 31, 2022.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•	ICMS: We are involved in a number of administrative and judicial tax disputes regarding related to payment of ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others. The provisioned amount is R$87,661 thousand as of December 31, 2023 (R$64,088 thousand as of December 31, 2022).
•	PIS and COFINS: We are involved in administrative and judicial tax disputes related to the use of federal PIS and COFINS tax credits from the acquisition of supplies to offset other federal taxes, in the amount of R$131,271 thousand as of December 31, 2023 (R$157,121 thousand as of December 31, 2022).
•	Other tax contingencies: We recorded other provisions for tax claims related to the payment of social security contributions under various Brazilian government programs (INCRA, FUNRURAL, SESI/SENAI/SEBRAE), debts included in a refinancing program (REFIS) with deposits that await consolidation and conversion into payment, in addition to debts arising from divergence in accessory obligations, income tax revenue omission, import tax, IOF, industrialized products tax and others. The provisioned amount is R$103,063 thousand as of December 31, 2023 (R$178,466 thousand as of December 31, 2022).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss is classified as “possible” is R$$16,082,532 thousand as of December 31, 2023 (R$13,247,512 thousand as of December 31, 2022).

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•	PIS and COFINS: We are involved in administrative proceedings discussing the differences charged under PIS and COFINS taxes on (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) disallowances of presumed credits from agro-industrial activities; (iv) credit disallowance on freight on transfer; (v) disallowances of credits for various inputs and services in view of the restriction by the Receita Federal do Brasil on the concept of inputs; extemporaneous and other credits. Such proceedings amount to R$8,740,838 thousand as of December 31, 2023 (R$7,055,855 thousand as of December 31, 2022).
•	ICMS: We are involved in a number of disputes relating to the ICMS tax, including: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council, or CONFAZ, the so-called “guerra fiscal” in the amount of R$17,464 thousand (R$24,370 thousand as of December 31, 2022); (ii) lack of evidence of exports in the amount of R$67,766 thousand (R$77,163 thousand as of December 31, 2022); (iii) infraction notices from the State of Rio de Janeiro, for the period from 2014 to 2018, related to the alleged non-compliance of agreement terms regarding tax benefits, in the amount of R$680,058 thousand (R$621,261 thousand as of December 31, 2022); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$306,060 thousand (R$276,521 thousand as of December 31, 2022); (v) infraction notice about ICMS in Goiás relating to the disallowance of ICMS credit for the acquisition of inputs as the tax authorities understand that we made outflows subject to non-incidence, in the amount of R$210,876 thousand (R$190,198 thousand as of December 31, 2022); and (vi) R$2,760,221 thousand (R$1,973,524 thousand on December 31, 2022) related to other claims, including claims related to (a) alleged differences in tax substitution, in the amount of R$673,579 thousand; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged non-compliance with ancillary obligations, in the amount of R$309,704 thousand; (c) disallowance of presumed credit on transfers as the tax authorities understand that the PRODEIC benefit only applies to sales transactions, in the amount of R$220,523 thousand; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4), in the amount of R$239,020 thousand and (e) disallowance of ICMS credit on intermediate materials that the tax authorities classified as use and consumption, in the amount of R$ 273,644 thousand.

•	Profits earned abroad: We were assessed by the Brazilian Federal Revenue (Receita Federal do Brasil) for alleged underpayment of income tax and social contribution on profits earned by subsidiaries established abroad. The total amount is R$837,060 thousand as of December 31, 2023 (R$779,018 thousand as of December 31, 2022). We have presented our defense based on the fact that our subsidiaries located abroad are only subject to full taxation in the countries in which they are based as a result of treaties regarding double taxation. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started, and we have offered a guarantee and filed an appeal, which was granted by the lower court. The Brazilian Federal Revenue appealed to the Federal Regional Court – 4th Region against the lower court’s decision and we are currently awaiting such court’s decision.
•	Income tax and social contribution: We are involved in administrative and judicial disputes regarding refunds and credits to offset other federal tax debts, including credits generated by legal disputes related to the Plano Verão, an economic stabilization plan from 1989. In addition, on February 5, 2015, we received a tax assessment notice related to the compensation of tax loss carryforwards and negative calculation basis up to a limit of 30% from when we incorporated one of the group’s entities during calendar year 2012. The Superior Administrative Court (CSRF) issued a final decision unfavorable to us, the tax enforcement has started, and we have offered a guarantee and filed an appeal. We are awaiting a decision by the Federal Regional Court – 4th Region on the appeal filed in connection with this proceeding. The income tax and social contribution disputes total R$1,468,810 thousand as of December 31, 2023 (R$1,408,391 thousand as of December 31, 2022).
•	IPI: We are involved in administrative and judicial disputes relating to the failure to permit the use of credits under the sales tax for industrial products (Imposto sobre Produtos Industrializados, or “IPI”) generated from purchases of goods not taxed or intermediate products. The amount involved in such proceedings was R$168,212 thousand as of December 31, 2023 (R$187,371 thousand as of December 31, 2022).
•	Social security charges: We are involved in disputes related to social security charges on payroll compensation, our profit-sharing plan, additional payments of GILRAT to finance employee’s special retirement, SAT/RAT, among other cases, in the aggregate amount of R$671,699 thousand as of December 31, 2023 (R$482,687 thousand as of December 31, 2022).

•	Other contingencies: We are involved in other tax contingencies involving a variety of matters, including cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax, totaling R$153,469 thousand as of December 31, 2023 (R$171,153 thousand as of December 31, 2022).

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2023, we were involved in 11,403 ongoing judicial and administrative labor claims and 5,037 temporarily filed labor claims. These labor claims are mainly related to overtime, work in hazardous conditions, rest breaks set forth article 253 of the Brazilian Labor Code (Consolidação das Leis Trabalhistas), work illnesses and work accidents. Labor claims are being processed mainly at the Brazilian lower court level. Our provisions for “probable” losses from these labor claims are recorded in the amount R$435,929 thousand on December 31, 2023, compared to R$526,710 thousand on December 31, 2022. These provisions were recorded based on our past historical payments, and the opinions of our legal counsel. Labor claims classified as “possible” losses totaled R$304,133 thousand on December 31, 2023, compared to R$257,365 thousand on December 31, 2022. We believe none of such labor claims is individually significant.

Included in these proceedings is a series of judicial proceedings filed by the Office of the Public Labor Prosecutors or workers unions related to overtime, mandatory rest breaks and other labor-related issues. Of the 69 cases pending, some have no assigned value and the largest – a public civil action relating to in itinere working hours in the unit of Chapecó, Santa Catarina – has a value of approximately R$42,916 thousand. The second largest is a collective action filed by the Union of Carambeí, Paraná, with a value of R$19,898 thousand, claiming the payment of night shift allowance, among other claims. We are also a party to a collective action filed by the Union of Concórdia, Santa Catarina, with a value of R$10,107 thousand, relating to in itinere working hours. All the abovementioned amounts are included in the total amount disclosed in the paragraph above as of December 31, 2023. We are currently disputing such claims and the court decisions in connection therewith.

In addition, on September 1, 2017, we executed a TAC with the Office of the Public Labor Prosecutors regarding working hours in our poultry and pork slaughterhouses. Fulfilment of the TAC’s requirements is still underway.

Civil, Commercial and Other Proceedings

As of December 31, 2023, we were defendants in 4,000 civil, commercial, environmental, regulatory, administrative and other proceedings. These claims are related to, among other things, alleged breach of contracts, alleged breach of civil, environmental, administrative, regulatory and commercial law. We have recorded provisions for probable losses in the amount of R$352,414 thousand in connection with our pending civil, commercial and other proceedings as of December 31, 2023 (R$358,304 thousand as of December 31, 2022). We recorded these provisions based on our historical payments and on the inputs of our external legal advisors.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that we (previously Perdigão Alimentos S.A.) did not comply with the three contracts executed by the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable lower court decision against us, and an order to indemnify Ipiranga for the damages related to the project. The São Paulo Court of Appeals reversed the trial court’s judgment only to establish different criteria for the calculation of liquidated damages. In June 2009, Ipiranga started the liquidation stage, and an accounting expert was initially named to analyze the parameters set forth in the final judgment. However, considering there were unaccounted items to be calculated by the expert, the forensic accountant informed of his inability to perform these tasks. Afterwards, an engineering expert was indicated to proceed with the asset liquidation. The opinion of the court-appointed engineering has already been presented twice, but Ipiranga contested the results in both instances. The appeals filed by Ipiranga aimed at the revision of the expert report were partially granted by the Court, which determined the calculation review of some unaccounted items as well the adjustment of amounts for inflation. In January 2024, the Court rejected the merits of the latest appeals filed by both Ipiranga and BRF disputing the Court’s decision. We have filed an appeal to the Superior Court of Justice requiring the maintenance of the expert report. The President of the Private Law Section of the Court upheld the contested decision and ordered the remittance of the case records to the Superior Court of Justice. We are awaiting a decision by the Superior Court of Justice.

On October 7, 2004, a public civil action was filed by the Federal Public Prosecutor’s Office against us and other parties seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. In July 2014, we were ordered to pay an award with respect to the material damages, but this decision was suspended by the Court of Appeals in June 2015. We filed an appeal to the Superior Court of Justice on September 8, 2015. On March 13, 2020, our appeal was dismissed and, on April 24, 2021, we filed a new appeal, which was challenged by the Federal Public Prosecutor’s Office on September 8, 2021. On September 8, 2022 our new appeal was admitted, although on October 3, 2022, an unfavorable decision was issued against us. We filed a motion to reverse this decision, but the motion was denied on December 14, 2022. The Court of Appeals decision was affirmed by the Superior Court of Justice, and the action awaits the calculation of liquidated damages, to be determined by a court-appointed expert. In July 2023 and August 2023, the Federal Public Prosecutor’s Office and us, respectively, filed a request for additional technical forensics for the calculation of the liquidated damages.

In 2012, 2018 and 2022, the Federal Public Prosecutor’s Office filed three public civil actions in order to obtain a judicial decision compelling BRF not to use overweight trucks on federal highways and sought indemnification for collective damage. With respect to the 2012 public civil action, on September 3, 2019, the Superior Court of Justice, by a majority decision, granted the special appeal filed by the Federal Public Prosecutor’s Office and found that the public civil action had merit and ordered (i) BRF to pay indemnification for collective damages in an amount to be determined; and (ii) BRF not to use overweight trucks on federal highways, subject to a penalty of R$20 thousand for each new infringement. BRF filed appeals against such decision, which were denied by the Superior Court of Justice and the Federal Supreme Court. The decision rendered by the Superior Court of Justice with respect to the 2012 public civil action against us became final and unappealable. On July 25, 2022 the case was remanded to the lower court for calculation of liquidated damages. The Federal Public Prosecutor’s Office filed a motion for summary judgement, claiming the historic amounts of (i) R$6,630 thousand for material damages caused to federal highways; (ii) R$ 1,989 thousand for environmental and other economic related damages; and (iii) R$ 4,641 thousand for collective damages. Each of these three damages would be subject to the SELIC interest rate adjustment until payment. The Federal Public Prosecutor’s Office requested that the highway police and national traffic department inform the court of any further occurrence of overweight truck usage against BRF since the action was first filed so that the penalty of R$20 thousand per occurrence would be levied. We are currently waiting for the court to determine the liquidated damages. Additionally, on August 2023, we filed a motion to set aside judgment and are currently awaiting a decision thereof. With respect to the public civil action filed in 2018, the lower court decision was favorable to us and we are currently awaiting a decision by the Court of Appeals on the appeal filed by the Federal Public Prosecutor’s Office. With respect to the public civil action filed in 2022, on October 5, 2022, the lower court denied the preliminary injunction and scheduled a court hearing. The Federal Public Prosecutor’s Office filed an interlocutory appeal of this decision. On November 2022, we filed our counterarguments to the pleadings, and the Federal Public Prosecutor’s Office filed their answer on January 2023. On November 2023, the court issued a decision for the production of evidence. On December 2023, the Federal Public Prosecutor’s Office (i) requested the suspension of the proceeding until the Superior Court of Justice renders a decision on Special Appeals 1,908,497 and 1,913,392 concerning the merits of repetitive proceedings on this subject-matter and (ii) informed the court that it will not submit additional evidence. We are currently awaiting a decision by the court either suspending the proceedings or granting an early judgment. An unfavorable outcome may result in payment of actual damages, to be determined by the court in an amount equal to or higher than R$1,040,366.63 and for collective damages in the amount of R$5,000 thousand.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against us due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão, in the Brazilian state of Paraná, and Dois Vizinhos, in the Brazilian state of Paraná. The Federal Public Prosecutor’s Office requested that we individually indemnify all consumers who acquired products with any quality issues related to water in excess, that we pay collective damages and that we publicly disclose this problem via newspaper, radio and other means. On September 10, 2009, a partially unfavorable judgment was issued ordering us and the other defendants to: (i) indemnify consumers for the irregularity of the products; (ii) pay R$700 thousand as collective damages; and (iii) publicly disclose a message describing this matter via local media (newspaper, radio and other means). We, along with the other defendants, filed our respective appeals, which the Court of Appeal rejected in 2011. On January 30, 2012, we filed an appeal to the Superior Court. On July 1, 2022 the Superior Court partially reversed the lower courts decisions to (i) determine the applicability of the statute of limitations for any claim before August 20, 2003 and (ii) cancel the initial lower court decision and remand the action to the lower court for the production of evidence requested by the defendants. On August 2022, the Federal Public Prosecutor’s Office filed an appeal against the Superior Court decision, which was denied on october 2022. On January 2023, the case was remanded to the lower court for the production of evidence. We are currently awaiting a decision by the lower court.

On January 28, 2009, Valore Participações e Empreendimentos Ltda. and Ama Participações e Empreendimentos filed an execution proceeding against us based on an extrajudicial title requesting the payment of the fifth and sixth installments of their industrial plant sales contract signed with us. On May 26, 2022, the court decided in favor of BRF and dismissed the execution proceeding. On June 2022, the plaintiffs appealed to the Court of Appeals. We presented our counterarguments to the appeal on August 2022. The decision by the Court of Appeals is still pending.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action against us, the Municipality of Bom Conselho and the State of Pernambuco, seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. Expert evidence was ordered by the court and presented in May 2022. The expert was subpoenaed by the court to be deposed on September 15, 2022. On October 17, 2022, the court ordered the parties to present their pleadings as to the expert testimony. On June 2023, the State of Pernambuco filed a motion to dismiss based on lack of juridiction by the State of Alagoas to render a decision on a case involving the State of Pernambuco. We are currently awaiting a decision on such motion to dismiss.

We had a leasing contract with WJ Produtos Alimentícios Ltda., or WJ, for an industrial plant, which was terminated by us. On April 11, 2012, WJ filed a lawsuit to require our compliance with the leasing contract and pay an early termination fine of R$3,700 thousand and material damages of up to R$5,000 thousand. On May 2019, the court decided in favor of WJ and ordered us to pay for the losses and damages caused by the early termination of the leasing contract, including R$28,614 thousand calculated by the expert. The court ruled that another expert assessment is necessary to determine the total loss value in the execution stage of the proceeding. We filed appeals against such decision, which were rejected by the São Paulo State Court, confirming all the terms of the decision rendered by the lower court judge. On September 2022, we filed an appeal with the Superior Court of Justice. The decision on the appeal is still pending. The risk of loss in this proceeding has been classified as possible. Such amount does not consider the losses and damages that still need to be estimated in the execution stage.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of our alleged exploitation of his Patent MU 8300298-7 in the biodigesters used in farms. Mr. Cazarré requested damages of over R$306,900 thousand. An expert report favorable to us was issued, which indicated that there was no violation of Mr. Cazarré’s patent. On September 2017, the lower court judge dismissed the requests made by Mr. Cazarré. On December 2017. On June 2018, the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and we were ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150 thousand for moral damages. On February 2019, we filed an appeal with the Court of Appeals to elevate the proceeding to the Superior Court of Justice. On April 2019, the Court of Appeals ruled dismissing our appeal. On May 2019, we filed an appeal directly to the Superior Court of Justice and on June 2019, Mr. Cazarré presented his defense. On July 2019, the Court of Appeals reviewed its decision and admitted our appeal, determining that the proceeding’s records be sent to the Superior Court of Justice. On April 2020, we filed a petition requesting the suspension of the lawsuit until the decision on the merits of the nullity action filed by us against Mr. Cazarré and Instituto Nacional de Propriedade Industrial-INPI (BPTO) before the Federal Court of Rio de Janeiro becomes final. On April 2021, the court rendered a decision staying the infringement action for a year, due to the ongoing nullity action. On November 2021, we filed a new brief informing the court that a decision was published in the Official Gazette n. 2.652 dated November 3, 2021, in which the Brazilian PTO invalidated patent MU8300298-7 during the post-grant opposition procedure. Considering the patent in question is no longer valid, we requested that the decision be overruled in order to reject Mr. Cazarré’s infringement pleadings. Despite the invalidation of the patent by BPTO, the Superior Court of Justice dismissed our appeal on October 2022, holding that it was not timely filed. We filed another appeal to reverse that decision, which were dismissed on March 2023. On April 2023, the decision became final and unappealable. On August 2023, the court ordered that the plaintiff proceed with the execution of the decision.

On April 24, 2014, we executed a TAC with the Public Prosecutors’ office of the Brazilian state of Goiás because of irregularities in our treatment of soil in the facility located in Rio Verde. Under the TAC, we are required to pay a fine of R$1.4 million, among other obligations. Fulfilment of the TAC’s requirements is still underway.

On March 24, 2014, we executed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro, or Procon Carioca, due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, we paid a fine of R$150 thousand and undertook other obligations that have already been fulfilled by us. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro, or Procon Estadual, filed a civil action against us related to a similar claim with respect to the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that we had diligently taken all necessary actions to mitigate damages on this case, including executing a TAC on the matter. Nevertheless, the lower court determined that any consumers that manage to prove they suffered material losses as a result of the milk shall be reimbursed on the ground of compensation for special damages. The Procon Estadual appealed the decision and their appeal was dismissed, but they filed a Special Appeal which was granted, and we were also ordered to pay R$100 thousand on the ground of compensation for general damages. On October 28, 2020, we paid R$215 thousand related to the condemnation to pay general damages plus monetary remeasurement and penalty interest, as well as legal fees. On August 2023, Procon Estadual requested the liquidation of special damages.

On October 23, 2015, Perdue Foods LLC, or Perdue, filed an enforcement lawsuit against us. Perdue sought an order for us to comply with the obligations undertaken in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and our trademark Perdix. In the event that we do not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. The case is currently pending judgment on the merits in the lower court. In September 2021, we filed an appeal to the Court of Appeals against the decision which denied BRF’s argument regarding the applicability of the statute of limitations, which was dismissed. Between January and November 2022, we filed new appeals before the Court of Appeals and the Superior Court of Justice, all of which were dismissed. On April 2023, we filed a special appeal with the Superior Court of Justice, which decision is still pending.

On September 18, 2015, we executed a TAC with the Public Prosecutors’ Office of the Brazilian state of Rio de Janeiro, in order to restore an environmental license of our facility located in Duque de Caxias. Fulfilment of the TAC’s obligations was completed on September 20, 2023 and we are currently awaiting its filing.

On December 14, 2015, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified on dairy products sold by us. On March 19, 2019, the plaintiff’s claims were partially granted and we were ordered to: (i) pay collective damages in the amount of R$1,000 thousand; (ii) under the penalty of payment of a R$5,000 thousand fine for each instance of non-compliance, (a) recall the batches of sausages that presented risk to consumers’ health - in spite of the fact that the class action handles of alleged irregularities related to dairy products, the sentence also have mentioned issues regarding the sausages; such inaccuracy is object of the appeal we have filled against it and (b) provide a public notice regarding such recall on our website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 thousand daily-fine for non-compliance; and (iv) pay 50% of the court fees. On April 23, 2019, we filed an appeal to the Pernambuco Court of Appeals. The appeal is still pending a decision on its merits.

On March 17, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require us to insert the following warning on the package of our products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After we presented our defense, a state court decision was rendered on September 2016 ordering us to include such information on the package of all of our products that contain gluten. We filed an appeal and on December 2019, the Federal Regional Court (TRF3) ruled that the Superior Court of Justice is the competent authority to rule on this proceeding. The proceeding was removed to the Superior Court of Justice to determine if that court had jurisdiction to hear the proceeding. On March 2021, the Superior Court of Justice determined they did not have jurisdiction, and on August 2022, a decision found that the Federal Regional Court was the competent authority, and the state court decision was cancelled. On October 2023, the Federal Regional Court ordered that Anvisa be added as a defendant in the action. On November 2023, we required that Anvisa be notified of the court order. The action is pending trial before the Federal Regional Court.

On April 4, 2016, we executed a TAC with the Public Prosecutor’s Office of the Brazilian state of Goiás in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of certain obligations of the TAC is in progress.

On May 9, 2018, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified in meat products (sausages) sold by us. On February 2019, the court rendered a decision granting the injunction requested by the Public Prosecutors’ Office to order us to, under the penalty of a R$5,000 thousand fine for each instance of non-compliance: (i) cease commercialization of sausages with irregularities; (ii) comply with the legislation on sausage manufacturing; (iii) cease using deteriorated or mislabeled ingredients in sausage manufacturing; (iv) recall the batches of sausages that present risk to consumers’ health; (v) provide a public notice regarding such recall on our website and social media. On April 2019, we filed an interlocutory appeal with a request for an interim relief in order to stay the injunction. The court decided to evaluate the suspensive effects after Public Prosecutors’ Office of the Brazilian state of Pernambuco filed its counterarguments. On May 2019, we filed our defense. On December 2022, we declared our intention to proceed with our appeal and presented new facts, which were then contested by the Public Prosecutors’ Office of the Brazilian state of Pernambuco and responded by us. Since November 2023, the case is on hold pending negotiations of a TAC between us and the Public Prosecutors’ Office of the Brazilian state of Pernambuco.

On June 6, 2022, Mr. Marcus Macedo Cazarré filed a civil action to annul the administrative decision of the Instituto Nacional de Propriedade Industrial-INPI (BPTO) published in the Official Gazette n. 2,652 dated November 3, 2021, in which BPTO invalidated his patent MU8300298-7. Mr. Cazarré filed an injunction to suspend the effects of the BPTO decision, but his request was denied by the Federal Court on June 2022. We filed a motion to join the proceeding as an interested third party on June 2022, and both BRF and BPTO filed our counterclaims to maintain the invalidation of the patent. On September 2022, Mr. Cazarré filed an interlocutory appeal to reverse the decision that denied the injunction. On April 2023, the court rendered a decision, among other things, approving our joinder as an interested party and dismissing the request by Mr. Cazarré to add an expert opinion as evidence. Mr. Cazarré appealed against such decision, which was dismissed. In May 2023, the parties produced evidence and Mr. Cazarré filed new appeals, which decisions are currently pending. In September 2023, Mr. Cazarré requested that Agcert do Brasil be added as a defendant in the action. The outcome of this proceeding may directly impact the decision of the related lawsuit filed against us by Mr. Cazarré on October 17, 2013, as described above.

On March 27, 2020, we filed confidential arbitration proceedings against two energy generation companies and one energy trading company with Fundação Getúlio Vargas (FGV) Arbitration Chamber (Câmara de Mediação e Arbitragem da FGV). The proceedings involve two electric power purchase agreements, executed in 2007 and expiring in 2025, and the amount at issue in the case related to possible losses and damages will depend on the decision of the arbitral tribunal. The arbitration proceeding is currently pending. In the executory proceedings, all amounts have been deposited and may be reimbursed in case the Arbitral Chamber rules in our favor.

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

In March 2017, an administrative proceeding was filed by the National Consumer Secretariat (SENACON – Ministério da Justiça) in order to ascertain whether there were violations of consumer law by us, in view of the findings by the MAPA, in 2017, regarding excess of water in frozen chicken carcasses. In May 2017, we presented our preliminary defense, and in December 2020, we presented our final brief in our defense. In January 2021, the Secretariat ruled against us, finding that we breached consumer law, and it imposed a fine of approximately R$5,383 thousand. On February 8, 2021, we filed an administrative appeal, which is still pending review. In July 2021, we filed a petition expressing interest to execute a TAC, in which we commit to pay a certain amount, with no admission of guilt or liability in that proceeding. On September 30, 2021, we filed a non-binding draft of a TAC, along with a judicial decision given by the Federal Regional Court in Goiás in our favor against MAPA. On January 10, 2023, SENACON requested additional financial information from us before the administrative proceeding was filed. The TAC is currently under review by SENACON, with its decision subject to judicial review.

Controladoria-Geral da União (CGU) Proceedings

In June 2018 and in May 2019, we learned of administrative proceedings commenced against us by the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, which were primarily related to alleged irregularities in connection with conduct that could represent harmful acts to the public administration under the Brazilian Anti-Corruption Law and other applicable laws, as described below in “Carne Fraca Operation”, “Trapaça Operation” and “Romanos Operation”. The CGU is an internal control body of the Brazilian federal government responsible for carrying out activities related to the defense of public property and the increase of management transparency, through actions of public audit, correction, prevention and combat of corruption, among others.

On December 28, 2022, we entered the Leniency Agreement to settle and extinguish all CGU administrative proceedings against BRF related to “Carne Fraca Operation”, “Trapaça Operation” and “Romanos Operation”. CGU agreed not to file lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

Pursuant to the Leniency Agreement, BRF has undertaken the following commitments: (a) to remediate the identified practices and adopt measures to prevent that such practices happen again; (b) to pay the total amount of approximately R$583,977 thousand (which was fully settled in 2023); and (c) to continuously improve its integrity program with the support and monitoring of the CGU. During the year ended December 31, 2023, all aforementioned commitments were fulfilled and we continue to maintain our public commitment to pursue the process of continuous improvement of our corporate governance and compliance practices.

The Leniency Agreement is the result of an extensive and detailed internal investigation, conducted beginning in 2018, which was carried out by us with the support of external independent advisors, to identify past practices of our employees. It is also the result of the cooperation established in mid-2018 between BRF and the Brazilian and United States authorities, which process was disclosed to the market from the outset. The internal investigation resulted in a series of administrative measures, including the dismissal of former employees involved in the identified illegal practices, improvement of our corporate governance and integrity system, voluntary cooperation with Brazilian and foreign authorities and, ultimately, the negotiation of the Leniency Agreement.

As of December 31, 2023, there was no pending procedure in connection with the Leniency Agreement. For additional information about the Leniency Agreement, see note 1.2 to our consolidated financial statements.

Carne Fraca Operation

The “Carne Fraca Operation” investigation involved a number of companies in the Brazilian meat processing industry and, among other things, included allegations relating to food safety, quality control and misconduct related to improper offers or promises made to government inspectors.

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

The outcome of the Carne Fraca Operation was memorialized by the Leniency Agreement, as described above. With respect to the Carne Fraca Operation, CGU agreed not to file future lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations” and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry——Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.”

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

The outcome of the Trapaça Operation was memorialized by the Leniency Agreement, as described above. With respect to the Trapaça Operation, CGU agreed not to file future lawsuits against BRF based on claims related to the matters covered by the Leniency Agreement.

For information about the risks related to this investigation, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations” and “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry——Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us.”

Romanos Operation

On October 1, 2019, we became aware of a decision held by a federal judge of the 1st Federal Court of Ponta Grossa in the in the Brazilian state of Paraná, which authorized a search and seizure operation of information and documents to be carried out against federal inspectors from MAPA in several of our production locations. A limited number of inspectors were still located in our production units. None of our employees were involved in this search and seizure operation and neither we nor our employees are a party to such operation and investigation. On July, 27, 2021, the court overturned the federal judge’s decision made on October 1, 2019 and the proceeding relating to the search and seizure operation was filed and dismissed on August 17, 2021. The outcome of the Romanos Operation was established through the Leniency Agreement, as described above.

Brazilian Investor Arbitrations

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to a drop in our share price. In September 2020, the Chairman of Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single proceeding. In November 2022, the arbitral tribunal was convened, and in December 2022, we formally commenced the arbitration proceeding. In November 2023, a partial arbitral award was rendered recognizing the procedural regularity of some of the claimants (there was no decision on the merits of the arbitration proceedings). BRF filed a motion for clarification against the partial arbitral award, which is awaiting judgment. In the event that this proceeding is decided against us, or we enter into an agreement to settle, there can be no assurance that an unfavorable outcome or settlement would not have a material impact on us.

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

During the years ended December 31, 2023, 2022 and 2021, no dividends and interest on shareholders’ equity were paid to holders of our common shares.

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

Disclosure pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Securities Exchange Act of 1934 requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including certain transactions or dealings with persons or entities who meet the definition of Government of Iran pursuant to 31 C.F.R. § 560.304. In 2023, we shipped 29,112 tons of whole chicken to companies in the UAE, which these UAE companies subsequently shipped to a government entity in Iran. This limited business was conducted by a non-U.S. affiliate of our company. The gross revenues from these sales amounted to US$55,449,000, representing less than 0.44% of our global revenue for the year ended December 31, 2023. Sales may continue. Prior to these sales, we obtained halal certification for the products, which required inspection by the World Halal Center EIRELI at our facilities in Brazil and subsequent certification by the Iranian Veterinarian Association (IVO) (affiliated with Iran’s Ministry of Agriculture), to certify that products are produced as per Halal practices. We received no revenue (and therefore no profit) from the regulatory inspection and approval process.

In addition to Section 13(r) of the Exchange Act, U.S. law generally restricts dealings by persons subject to U.S. jurisdiction with certain countries or territories that are the target of comprehensive sanctions, currently Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic. We do business, via non-U.S. entities (which are not owned or controlled by U.S. entities), in certain of these jurisdictions. While we strive to comply in all material respects with all applicable U.S. sanctions, such laws are complex and continue to evolve rapidly.

B.	Significant Changes

None.

Item	9. THE OFFER AND LISTING
A.	Offer and Listing Details

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. As of March 31, 2024, there were 1,668,436,467 common shares without par value issued and outstanding (excluding 14,036,779 common shares held in treasury), and 130,067,902 ADRs outstanding.

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

General

We are a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters are located in Itajaí, in the Brazilian state of Santa Catarina. We are duly registered with the Junta Comercial do Estado de Santa Catarina under NIRE 42.300.034.240 and with the CVM under No. 01629-2.

As of the date of this annual report, our paid-in capital was R$13,653,417,953.36, which is composed of 1,682,473,246 book-entry common shares without par value. The Board is authorized to increase our capital stock up to 2,103,000,000 common shares.

Corporate Purpose

Article 3 of our bylaws provides that our corporate purpose consists of:

•	the manufacture and sale, both in the retail and wholesale sectors, and transaction of business relating to food in general, particularly animal protein by-products and food items that use the cold chain for support and distribution;
•	the manufacture and sale of animal feed, nutrients and food supplements;
•	the provision of food services in general;
•	the manufacture, refining and sale of vegetable oils, fats and dairy products;
•	the production, conservation, storage, silage and sale of grains, their derivatives and by-products;
•	the sale on the retail and wholesale market of consumer and production goods, including equipment and vehicles for the development of its logistical activity;
•	the export and import of production and consumer goods;
•	the provision of services of transport, logistics and distribution of freight and food in general;
•	holding equity stakes in other companies, with the aim of achieving the corporate purposes to the fullest extent;

•	the participation in any projects needed for the operation of our business;
•	the manufacture on its own or on demand, commercialization, export and import of pharmaceutical products derived from animal slaughter;
•	the manufacture and commercialization of organic chemical products derived from animal slaughter;
•	the manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter;
•	intermediation and agency of services and business in general, except real estate;
•	provision of administrative services to third parties; and
•	provision of laboratory and technical analysis services to third parties.

We may further engage directly, or indirectly through other companies, in any support activities for the core business described above, such as:

•	administrative, technical or operational support activities, aimed at creating conditions to improve our core business;
•	transport services, in general;
•	product storage and stocking services and other related ancillary services;
•	activities to promote and replace our products in the retail market and at points of sale exposed to the final consumer, including the support needed by clients to allow the packaging and visualization of the products;
•	services for receiving and allocating raw materials to be used in production;
•	the provision of machine and vehicle repair, maintenance and overhaul services;
•	the promotion of the growth of agribusiness in Brazil through programs, technical assistance and supply;
•	the manufacture, development and sale of packaging products of any kind;
•	the processing and raising of livestock in general;
•	the sale of commodities in general;
•	research and development of techniques for the production and improvement of our genetic matrixes;
•	the activities of reforestation, extraction, manufacturing and sale of timber;
•	the sale of mobile assets, real estate, including machines, equipment and vehicles, fixed assets, to meet the activities within our corporate purpose; and

•	services to supply fuel for our own fleet or outsourced service providers, particularly freight, transport, logistics and distribution.

Our bylaws prohibit our managers from engaging in any practices that involve us in matters or activities inconsistent with our corporate purpose and core business or contrary to our bylaws. Any such practices shall be null and void and may result in civil or criminal liability, as the case may be, of the individuals involved.

Rights of Common Shares

At our shareholders’ meetings, each share of our common stock is entitled to one vote. Pursuant to our bylaws and to the Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our bylaws and Brazilian Corporate Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. See “— Payment of Dividends and Interest on Shareholders’ Equity” for a more complete description of the payment of dividends and other distributions on our shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares have, except in certain circumstances listed in Brazilian Corporate Law and in our bylaws, the right to participate in our company’s future capital increases, in proportion to their participation in our capital stock.

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

Board of Directors

Under our bylaws, our board of directors is composed of at least seven and up to ten members. The members of our board of directors are elected at the shareholders’ meeting for a period of two years and may be reelected. Our bylaws do not contemplate alternates to board members. At least 2 of the directors or 20% of the board of directors, whichever is greater, must be independent (as defined in the Novo Mercado rules). The Board of Directors must annually assess and disclose the independent board members and describe any event that may compromise their independence. There is no mandatory retirement age for our directors. In case of any vacancy, the remaining members will nominate an alternate director who will serve until the next shareholders’ meeting, when shareholders shall elect another director to serve for the remaining term of office. If more than 1/3 of the seats on the board of directors are vacant at the same time, then an extraordinary shareholders’ meeting shall be called within 30 days counted from such vacancy event to elect the substitutes for such positions, who will serve for a term of office coinciding with the term of the other members.

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

Legal Reserve

Under Brazilian Corporate Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to the established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve may only be used to increase share capital or to absorb losses but are not available for distribution. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2023, we did not have a legal reserve.

Unrealized Profit Reserve

Under Brazilian Corporate Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. Brazilian Corporate Law defines realized net profits as the amount by which net profits exceed the sum of: (i) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting; and (ii) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. As of December 31, 2023, we did not have an unrealized profits reserve.

Contingency Reserve

Under Brazilian Corporate Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. As of December 31, 2023, we did not have a contingency reserve.

Bylaw Reserves

Under Brazilian Corporate Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•	Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2023, we did not have increases in capital reserve.
•	Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to ensure investment in fixed assets or the increase in our working capital. As of December 31, 2023, we did not have an expansion reserve.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain the portion of net profits arising from government donations or subsidies for investment and allocate them to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. As of December 31, 2023, we did not have a reserve for tax incentives.

Retained Earnings Reserves

Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. As of December 31, 2023, we did not have a retained earnings reserve.

Capital Reserves

Under Brazilian Corporate Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of subscription warrants. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. As of December 31, 2023, we had a capital reserve of R$2,763,364 thousand.

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

For the purposes of CVM Resolution 44, it is assumed that:

•	the person who traded securities having material information not yet disclosed made use of such information in said trade;
•	we, our direct or indirect controlling shareholders, directors, members of our board of directors and of the fiscal council, in relation to business with securities issued by us, have access to all material information not yet disclosed;
•	we, our direct or indirect controlling shareholders, directors, members of our board of directors and of the fiscal council, as well as those who have a commercial, professional or trusting relationship with us, having had access to material information not yet disclosed, they know that it is privileged information;
•	a member of our management, who leaves our company with relevant and not yet disclosed information makes use of such information if he trades securities issued by us within a period of 3 months from his departure;
•	from the moment in which studies or analyzes related to the matter are initiated, information about merger operations, total or partial spin-off, transformation, or any form of corporate reorganization or business combination, change in control, including through the execution, amendment or termination of a shareholders’ agreement, decision to cancel our registration or change in the environment or trading segment of the shares issued by us, are considered material information; and
•	requests for judicial or extrajudicial recovery and bankruptcy made by us, from the moment studies or analyzes related to such request are initiated, are considered material information.

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

The voluntary delisting from the Novo Mercado may occur regardless of the completion of the tender offer mentioned above in the event of a waiver approved at a General Shareholders’ Meeting, which must observe the rules and conditions of the Regulation of the Novo Mercado. The compulsory delisting from the Novo Mercado shall be preceded by a tender offer that observes the procedures provided in the regulation issued by CVM on public tender offers for purchases of shares for cancellation of registration of a publicly held company and the requirements established in Article 42 of our bylaws. Our shares will remain listed under the Novo Mercado segment for an additional six months in the event the minimum percentage for delisting is not reached after completion of the public tender offer. In addition, we will remain subject to other penalties that may be imposed by B3.

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

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

C.	Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business, except for the M&A contracts described in Item 4. Information on the Company—A. History and Development of the Company and loans and financing agreements described in Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Indebtedness.

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

We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising from Normative Instruction No. 1,037/2010, which provides an exhaustive list of all jurisdictions considered by Brazilian legislation as “tax havens.”

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

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADRs, the U.S. tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common shares or ADRs, you should consult your tax advisors.

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

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, if you are a U.S. holder, the gross amount of distributions on ADRs or our common shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be taxable to you as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of ADRs or common shares (but not below zero), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Dispositions”). However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should assume that a distribution will generally be treated as a dividend.

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

Subject to certain conditions and limitations, if you are a U.S. holder of our common shares or ADRs, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) paid to you with respect to the common shares or ADRs may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on ADRs or our common shares will be treated as income from sources outside the United States and will generally constitute passive category income. Treasury Regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit and there can be no assurance that those requirements will be satisfied. However, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a credit, you may be able to deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law. The rules governing foreign tax credits are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of a foreign tax credit or a deduction under your particular circumstances.

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

Taxation of Dispositions

For U.S. federal income tax purposes, a U.S. holder generally will recognize taxable gain or loss on any sale, exchange or redemption of its common shares or ADRs in an amount equal to the difference between the amount realized for the common shares or ADRs (including any amounts withheld to reflect Brazilian withholding taxes) and the U.S. holder’s adjusted tax basis in the common shares or ADRs, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss. Capital gains of U.S. holders who are individuals (as well as certain trusts and estates) derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder will generally be treated as U.S. source gain or loss. Consequently, in the case of gain from the disposition of common shares or ADRs, U.S. holders may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADRs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, any such Brazilian income tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Brazilian income tax may reduce the amount realized on the sale or other taxable disposition of the common shares or ADRs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a Brazilian income tax is imposed on the sale or other taxable disposition of the ADRs or common shares and you apply such temporary relief, such Brazilian income tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2023, and we do not expect to be a PFIC for 2024, although we can provide no assurances in this regard. The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If you are a U.S. holder and we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

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

Information with respect to Foreign Financial Assets

U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign assets,” including possibly the common shares or ADRs, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stock and securities issued by non-U.S. person, (ii) financial instruments and contracts held for investment that have non-U.S. issuer or counterparties, and (iii) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the common shares and ADRs.

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

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or otherwise fails to establish, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder’s U.S. federal income tax returns.

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

Investor Relations Department BRF S.A.

Avenida das Nações Unidas, 14.401 – 22nd to 25th Floors, Torre Jequitibá

Condomínio Parque da Cidade, Chácara Santo Antonio

04730-090 – São Paulo – SP – Brazil

Telephone: +55 11 2322-5377

E-mail: acoesri@brf.com

I.	Subsidiary Information

See note 1.1 to our consolidated financial statements for a description of our subsidiaries.

J.	Annual Report to Security Holders

Not applicable.

Item	11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks related to potential losses resulting from adverse changes in interest rates, exchange rates and the price of some commodities. We have established policies and procedures to manage our sensitivity to such risks in our Financial Risk Management Policy. These procedures include the monitoring of our level of exposure to each market risk through an analysis based on our balance sheet exposure combined with an analysis of expected cash flows. We also use derivative financial instruments to mitigate our exposure to these risks, guided by our risk policy under the management of our Finance and Risk Management Committee, our board of executive officers and our board of directors.

Our risk management department is responsible for monitoring, evaluating and reporting our financial risk. Our board of directors is responsible for approving our risk policy and periodically evaluating improvements to it, defining the limits of risk tolerance for different types of risks to which we are exposed and defining action plans to align the risks within these limits. Our Finance and Risk Management Committee is in charge of the execution of our risk policy, which includes supervising the risk management process, planning and verifying the impact of the decisions implemented, evaluating and approving hedging alternatives, and monitoring the exposure levels to risks in order to ensure compliance with our risk policy. Our risk policy defines the risk management strategies to be adopted. Among other things, our risk policy does not authorize us to engage in leveraged transactions in derivative markets and states that the notional amount of individual hedging transactions must be limited to 2.5% of our shareholders’ equity.

Under IFRS, we have accounted for our derivative instruments using the fair value method. For more information on our financial instruments and risk management, see note 23 to our consolidated financial statements.

The following section describes the significant market risks associated with our activities and the related financial instruments.

Interest Rate Risk

We are exposed to risk from changes in interest rates, which may be caused by factors related to the global economy, changes in monetary policy in the Brazilian and foreign markets, and other factors. Our interest rate exposure under our indebtedness is primarily to the CDI rate, the IPCA index, the SOFR and the EIBOR. We also have indebtedness denominated in reais and U.S. dollars that bear interest at fixed rates. With respect to our marketable securities, our principal exposure is to the CDI rate for investments in the Brazilian market. Our marketable securities in foreign markets are generally U.S. dollar instruments at a fixed coupon.

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2023. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2025	2026	2027	2028	Thereafter	Fair value
Assets – Short/Long-term		9,690.6	59.5	—	—	—	—	9,750.2
Fixed rate		3,446.7	—	—	—	—	—	3,458.8
In U.S. dollars	5.78%	2,087.1	—	—	—	—	—	2,099.2
In U.S. dollars	Overnight rate	670.9	—	—	—	—	—	670.9
In EUR	0.27%	16.0	—	—	—	—	—	16.0
Other currencies	9.21%	672.8	—	—	—	—	—	672.8
Variable rate		5,302.8	—	—	—	—	—	5,333.7
In Reais	100.61% of CDI	4,890.7	—	—	—	—	—	4,921.6
In Reais	100.00% of SELIC	412.1	—	—	—	—	—	412.1
Floating rate		4.7	—	—	—	—	—	21.2
In Reais	Floating rate	4.7	—	—	—	—	—	21.2
MTM	—	—	—	—	—	—	—	—
Other currencies	—	—	—	—	—	—	—	—
Without rate	—	936.4	—	—	—	—	—	936.4
In Reais	—	160.3	—	—	—	—	—	160.3
In Euros	—	122.5	—	—	—	—	—	122.5
Other currencies	—	653.6	—	—	—	—	—	653.6
Liabilities – Short/Long-term		—	(169.4)	(2,987.1)	(3,154.8)	(1,235.5)	(10,096.9)	(20,095.5)
Fixed rate		(2,105.6)	—	(1,441.8)	(17.0)	(1,235.5)	(5,985.3)	(10,785.1)
In U.S. dollar	5.15%	(1,123.2)	—	(1,441.8)	—	(1,235.5)	(5,985.3)	(9,785.7)
In Euros	0.00%	—	—	—	—	—	—	—
In Reais	12.15%	(784.1)	—	—	—	—	—	(784.1)
In Turkish Lira	33.31%	(198.3)	—	—	(17.0)	—	—	(215.2)
Variable rate		(346.3)	(169.4)	(1,545.3)	(3,137.8)	—	(4,111.6)	(9,310.5)
In Reais		(51.5)	—	(267.9)	(2,276.6)	—	—	(2,596.1)
In Reais		(94.7)	—	(554.6)	(861.2)	—	(4,111.6)	(5,622.0)
In Reais	0.00%	—	—	—	—	—	—	—
In U.S. dollar	7.86%	199.5)	(169.4)	—	—	—	—	(368.9)
In UAE Dirham	7.13%	(0.6)	—	(722.9)	—	—	—	(723.5)
Net		7,238.8	(109.9)	(2,987.1)	(3,154.8)	(1,235.5)	(10,096.9)	(10,345.4)

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2023. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2025	2026	2027	2028	Thereafter	Fair value
U.S. dollar instruments	1,435.3	(157.3)	(1,441.8)	—	(1,235.5)	(5,985.3)	(7,384.6)
Assets	2,758.0	12.1	—	—	—	—	2,770.1
Short/Long-term investments	2,087.1	12.1	—	—	—	—	2,099.2
Average annual interest rate	5.79%	—	—	—	—	—	5.75%
Liabilities	(1,322.7)	(169.4)	(1,441.8)	—	(1,235.5)	(5,985.3)	(10,154.6)
Short/Long-term debt	(1,322.7)	(169.4)	(1,441.8)	—	(1,235.5)	(5,985.3)	(11,559.5)
Average annual interest rate	7.46%	—	4.37%	—	12.02%	5.44%	6.26%
Euro instruments	138.5	—	—	—	—	—	138.5
Assets	138.5	—	—	—	—	—	138.5
Short/Long-term investments	138.5	—	—	—	—	—	138.5
Average annual interest rate	0.49%	—	—	—	—	—	0.49%
Liabilities	—	—	—	—	—	—	—
Short/Long-term debt	—	—	—	—	—	—	—
Average annual interest rate	—	—	—	—	—	—	—
Other Currencies instruments	1,127.5	—	(722.9)	(17.0)	—	—	387.6
Assets	1,326.4	—	—	—	—	—	1,326.4
Short/Long-term investments	1,326.4	—	—	—	—	—	1,326.4
Average annual interest rate	4.67%	—	—	—	—	—	4.67%
Liabilities	(198.9)	—	(722.9)	(17.0)	—	—	(938.8)
Short/Long-term debt	(198.9)	—	(722.9)	(17.0)	—	—	(938.8)
Average annual interest rate	34.43%	—	—	19.00%	—	—	7.64%

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

Exchange/Interest rate derivatives	Short Term	2025	2026	2027	2028	Thereafter	Fair value
Total Notional	5,348.5	—	260.0	—	258.8	—	(117.2)
Cross currency swaps:	418.8	—	260.0	—	258.8	—	(229.4)
Receive US Dollar Pay Real
Notional amount	258.8	—	—	—	258.8	—	(117.432)
Average interest received in US Dollar	—	—	—	—	—	—	—
Average interest paid in CDI+	—	—	—	—	—	—	—
Duration	4.81	—	—	—	—	—	2.4
Notional amount	160.0	—	260.0	—	—	—	(112.0)
Average interest received in US Dollar	—	—	—	—	—	—	—
Average interest paid in Real	—	—	—	—	—	—	—
Duration	0.24	—	—	—	—	—	0.09
Non-deliverable forward:	1,624.6	—	—	—	—	—	94.500
Receive Reais Pay US Dollar
Notional amount	1,215.3	—	—	—	—	—	78.3
Average interest received in reais	—	—	—	—	—	—	—
Average interest paid in US dollar	4.70%	—	—	—	—	—	4.70%
Duration	0.3	—	—	—	—	—	—
Receive Reais Pay Euros
Notional amount	—	—	—	—	—	—	—
Average interest received in reais	—	—	—	—	—	—	—
Average interest paid in euros	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Receive US Dollar Pay Euros
Notional amount	—	—	—	—	—	—	—
Average interest received in US dollar	—	—	—	—	—	—	—
Average interest paid in euros	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Receive Yen Pay Euros
Notional amount	—	—	—	—	—	—	—
Average interest received in yen	—	—	—	—	—	—	—
Average interest paid in euros	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Receive Turkish Lira Pay US dollar
Notional amount	409.3	—	—	—	—	—	(1.5)
Average interest received in Turkish lira	—	—	—	—	—	—	—
Average interest paid in USD	38.82%	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
FX Options	3,305.1	—	—	—	—	—	17.707
Notional amount US dollar	3,305.1	—	—	—	—	—	17.7
Duration	0.1	—	—	—	—	—	0.1
FX Futures	—	—	—	—	—	—	—
Notional amount US dollar	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below. Further details are provided in note 23.2.1.i to our consolidated financial statements.

	As of December 31,
	2023	2022
	(in thousands of R$)
Cash and cash equivalents	2,970,268	3,691,668
Trade accounts receivable	4,788,635	6,013,713
Trade accounts payable	(1,195,133)	(1,484,810)
Loans and borrowings	(8,715,484)	(12,241,309)
Other assets and liabilities, net	(30,310)	35,371
Exposure of assets and liabilities in foreign currencies	(2,182,024)	(3,985,367)
Derivative financial instruments (hedge) (1)	2,033,346	3,721,930
Foreign exchange exposure	(148,678)	(263,437)

(1)       Swaps, foreign currency futures and non-deliverable forwards not designated as hedge accounting instruments, which impact our financial results.

The table below presents a sensitivity analysis relating to our foreign exchange risk that considers six scenarios in the next twelve months for the variations in exchange rates between the real and the U.S. dollar, the real and the euro, the real and the Japanese yen, the real and the Turkish lyra, and the real and the Angolan kwanza (amounts in thousands of reais). We have adopted what we believe is the most likely scenario shown in the table (the Base scenario). The total of export sales analyzed corresponds to the total of derivative financial instruments plus the amortization flow under export prepayment facilities designated as hedge accounting instruments.

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000
Monetary Assets and Liabilities	741,601	326,928	(87,745)	(502,418)	(917,091)
Derivative Instruments - Not designated	(599,427)	(264,252)	70,923	406,098	741,273
Net effect	142,174	62,676	(16,822)	(96,320)	(175,818)
EUR	3.9690	4.8195	5.6700	6.5205	7.3710
Monetary Assets and Liabilities	13,385	5,151	(3,082)	(11,316)	(19,550)
Derivative Instruments - Not designated	(6,913)	(2,661)	1,592	5,844	10,097
Net effect	6,472	2,490	(1,490)	(5,472)	(9,453)
Japanese Yen	0.0263	0.0319	0.0375	0.0431	0.0488
Monetary Assets and Liabilities	289	85	(119)	(323)	(526)
Net effect	289	85	(119)	(323)	(526)
Turkish Lira	0.1149	0.1395	0.1641	0.1887	0.2133
Monetary Assets and Liabilities	(52,450)	(26,118)	214	26,546	52,878
Derivative Instruments - Not designated	29,584	14,731	(121)	(14,973)	(29,825)
Net effect	(22,866)	(11,387)	93	11,573	23,053
Angolan Kwanza	0.0041	0.0049	0.0058	0.0067	0.0075
Monetary Assets and Liabilities	(45,655)	(22,124)	1,406	24,936	48,467

Derivative Instruments - not designated	17,061	8,268	(525)	(9,319)	(18,112)
Net effect	(28,594)	(13,856)	881	15,617	30,355
ARS	0.0019	0.0023	0.0027	0.0031	0.0035
Monetary Assets and Liabilities	2,160	1,949	1,738	1,527	1,316
Net effect	2,160	1,949	1,738	1,527	1,316
CLP	0.0038	0.0047	0.0055	0.0063	0.0071
Monetary Assets and Liabilities	(66,315)	(33,358)	(400)	32,557	65,515
Net effect	(66,315)	(33,358)	(400)	32,557	65,515

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate – Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000
Revenue in USD	(770,577)	(339,702)	91,173	522,048	952,923
NDF	321,241	141,616	(38,009)	(217,634)	(397,259)
Collar	442,768	191,518	(12,307)	(208,500)	(459,750)
Net effect	(6,568)	(6,568)	40,857	95,914	95,914

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

The table below presents the notional amounts of our derivative financial instruments under which we have exposure to corn prices:

Exchange/Interest rate derivatives	Short Term	2025	2026	2027	2028	Thereafter	Fair value
Commodities Futures	139,410.3	—	—	—	—	—	139,410.3
Receive Corn Pay U.S. dollar
Notional amount	71,700.8	—	—	—	—	—	71,700.8
Duration	0.7	—	—	—	—	—	0.7
Receive Soy Oil Pay U.S. dollar
Notional amount	11,021.5	—	—	—	—	—	11,021.5
Duration	0.5	—	—	—	—	—	0.5
Receive Corn Pay in reais
Notional amount	56,835.0	—	—	—	—	—	56,835.0
Duration	0.3	—	—	—	—	—	0.3
Receive Soy Oil Pay U.S. dollar
Notional amount	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Receive U.S. dollar Pay Soy
Notional amount	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Corn Futures
Notional amount (Ton.USD)	(147.0)	—	—	—	—	—	(147.0)
Duration	0.1	—	—	—	—	—	0.1

The table below presents a sensitivity analysis relating to our commodity price risk that considers six scenarios in the next twelve months for the variations in corn, soybean meal and soybean prices (amounts in thousands of reais).

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 35%		+ 15%	+ 30%
Soybean Meal - CBOT - USD/Ton	289	350	412	474	536
Cost of Sales	5,440	2,720	-	(2,720)	(5,440)
Collar	(4,628)	(2,079)	-	359	1,831
NDF	(496)	(248)	-	248	496
Net effect	316	393	-	(2,113)	(3,113)

Soybean Oil - CBOT - USD/Ton	835	1,014	1,193	1,372	1,551
Cost of Sales	3,579	1,789	-	(1,789)	(3,579)
NDF	(3,579)	(1,789)	-	1,789	3,579
Net effect	-	-	-	-	-

Corn - CBOT - USD/Ton	139	169	199	228	258
Cost of Sales	26,323	13,162	-	(13,162)	(26,323)
Collar	(3,755)	(1,412)	-	343	2,282
NDF	(21,476)	(10,738)	-	10,738	21,476
Net effect	1,092	1,012	-	(2,081)	(2,565)

Corn - B3 - BRL/Ton	756	918	1,079	1,241	1,403
Cost of Sales	21,911	10,955	-	(10,955)	(21,911)
Collar	(15,696)	(349)	-	12,520	38,068
Future	22,039	11,019	-	(11,019)	(22,039)
Net effect	28,254	21,625	-	(9,454)	(5,882)

Item	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

For the year ended December 31, 2023, pursuant to a letter agreement between us and The Bank of New York Mellon, they reimbursed us for fees, expenses and related taxes in the gross amount of US$2,023,784.63 or net amount of US$ 1,416,649.24.

A form of the Deposit Agreement is filed as Exhibit 2.02 to this annual report. We encourage you to review this document carefully if you are a holder of ADRs.

PART II.

Item	13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item	14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 3, 2023, we held an extraordinary general meeting pursuant to which the majority of our shareholders approved (i) an increase in our authorized capital to up to 1,825,000,000 common shares and (ii) the deletion of article 41 of our bylaws, conditioned upon the closing of an eventual capital increase through the issuance of new shares by us. Article 41 set forth an anti-takeover provision requiring any shareholder who became the holder of 33.33% or more of our total share capital to immediately disclose that fact and within 30 days from the date of such event or acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our bylaws. On July 18, 2023, the common shares issued under the 2023 Equity Offering were settled, and as a result, the approval of the article 41 suppression came into effect.

Item	15. CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

There were no significant changes in our controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2023, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

Grant Thornton Auditores Independentes Ltda., an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this annual report, has issued a report on management’s assessment of our internal control over financial reporting.

C.	Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2023.

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

Under NYSE Rule 303A.10, each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are subject to a similar requirement under Brazilian Decree 11,129/2022, article 57, item 2, and we have adopted a code of conduct and ethics that applies to our directors, officers and employees.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by the independent auditors responsible for auditing the financial statements included in the annual report, which was Grant Thornton Auditores Independentes Ltda. for the fiscal year ended December 31, 2023 and KPMG Auditores Independentes Ltda. for the fiscal years ended December 31, 2022. No payments of consultancy fees were made to the independent auditors during 2023 and 2022. The hiring of our auditors for consultancy services is subject to the approval of our Board of Directors and Audit and Integrity Committee and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by Grant Thornton Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022, respectively, were:

	Year Ended December 31,
	2023	2022
	(in thousands of reais)
Audit fees(1)	8,455	—
Audit-related fees(2)	284	—
Tax fees(3)	—	—
All other fees(3)	—	—
Total fees	8,740	—

(1)	Audit fees are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.
(2)	Audit-related fees refer to services related to equity offerings.
(3)	There were no other fees in 2023 or 2022.

Aggregate fees for professional services rendered to us by KPMG Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022, respectively, were:

	Year Ended December 31,
	2023	2022
	(in thousands of reais)
Audit fees(1)	—	12,397
Audit-related fees(2)	1,262	222
Tax fees(3)	—	—
All other fees(3)	—	—

Total fees	1,262	12,618

(1)	Audit fees are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.
(2)	Audit-related fees refer to services related to debt and equity offerings and to sustainability annual report and BACEN Turkey (new regulations).
(3)	There were no other fees in 2023 or 2022.

item	16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit and integrity committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The audit and integrity committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. Nonetheless, with the attributes provided to the audit and integrity committee under our bylaws to the extent permitted by Brazilian law, we believe that its corporate governance system, taken as a whole, is materially equivalent to a system having an audit committee functioning as a committee of its board of directors. Accordingly, we do not believe that our reliance on the exemption in paragraph (c)(3) of Rule 10A-3 materially adversely affects the ability of the audit and integrity committee to act independently and to satisfy the other requirements of Rule 10A-3 to the extent permitted by Brazilian Corporate Law.

item	16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 7, 2023, our board of directors approved a share buyback program for an aggregate amount of up to 14,000,000 common shares, to be repurchased during an 18-month period ending on June 7, 2025. There were no share buybacks in 2023. On April 2, 2024, we had repurchased 14,000,000 common shares under the program and, as a result, the program was canceled. The common shares acquired under the program are currently held in treasury and may be canceled or resold in the future, or used to comply with the obligations assumed by us under the Stock Option Plan and the Restricted Stock Plan, which are further described under “Item 6. Directors, Senior Management and Employees—E. Share Ownership— Stock Options Plan, Performance Shares Plan and Restricted Stock Plan.”

item	16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 28, 2023 our Board of Directors approved the appointment of Grant Thornton Auditores Independentes Ltda., or Grant Thornton, to act as our independent public accounting firm for the fiscal year ended December 31, 2023, and dismissed KPMG Auditores Independentes Ltda., or KPMG, which served as our independent public accountants for the fiscal year ended December 31, 2022. For additional information, see “Item 16F” of our Annual report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on April 28, 2023.

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

On December 27, 2023, we were included in the 19th B3 Corporate Sustainability Index – ISE portfolio. The index, pioneer in Latin America, is a tool for comparative analysis of the performance of the companies listed on the B3 from the standpoint of corporate sustainability, based on economic efficiency, environmental equilibrium, social justice and corporate governance. The current portfolio will remain valid from January 2, 2024, through December 31, 2024 and is comprised of 78 shares of B3 listed companies.

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

item	16H MINE SAFETY DISCLOSURE

Not applicable.

item	16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

item	16J INSIDER TRADING POLICIES

Not applicable.

item	16K CYBERSECURITY

We are committed to our goal to protect sensitive business-related and personal information, as well as our information systems. Due to the size and scope of our global operations, we are subject to numerous and evolving cybersecurity risks that could adversely and materially affect our business, financial condition and results of operations.

Governance

Our cybersecurity department is responsible for identifying, managing and mitigating cybersecurity risks that may adversely affect the confidentiality, integrity and availability of our data. The cybersecurity strategy and plans to promptly mitigate any identified cybersecurity risks are prepared, assessed and monitored by the Risk Management, Internal Controls and Controllership Global Office in accordance with our Corporate Risk Management Policy.

The structure of our Risk Management, Internal Controls and Controllership Global Office includes:

(i)	our Board of Directors, responsible for overseeing and monitoring risks reported by the Finance and Risk Management and the Audit and Integrity Committees, as further explained below in “—Risk Management and Strategy”;
(ii)	the Finance and Risk Management Committee, which is an advisory committee for our Board of Directors, composed of directors and executive officers from our information technology, risk management and internal controls, compliance, legal and audit committee departments, and responsible among other things for assessing and monitoring risks and defining action plans, monitoring compliance with board recommendations, guaranteeing the implementation of an efficient risk management model and supervising its evolution, monitoring indicators and mitigation strategies, evaluating, at least annually, the risk management’s maturity evolution presented by the cybersecurity department and reporting such evolution to the Board of Directors, and guaranteeing an adequate structure of human and financial resources and systems involved in the risk management process;
(iii)	the Audit and Integrity Committee, which is an advisory committee for our Board of Directors, responsible among other things for discussing risk evaluation and management policies and procedures, evaluating and monitoring risk exposure and monitoring actions plans for risk mitigation and control; and

(iv)	cybersecurity employees responsible for and with authority to manage cybersecurity risks, who must identify and systematically monitor such risks, timely report to the Finance and Risk Management Committee any events, occurrences or situations that may result in a cybersecurity threat, define and implement corrective or mitigating actions and monitor such actions, implement and monitor key indicators.

Additionally, we have a Cybersecurity Executive Committee, which is formed by members of the cybersecurity department as well as executive managers from the Risk Management, Internal Controls and Controllership Global Office, including (i) the executive manager responsible for planning and executing cybersecurity and IT governance strategies, who has approximately ten years of experience in this field within our Company and has obtained a specialization in network management and system security as well as many certifications in this area, including Information Security Officer, ISO 27001, COBIT, ASM, ITIL and CLOUDF; and (ii) our Digital Transformation Vice President who has been dedicated to the technology area for the last 7 years within our Company. The Cybersecurity Executive Committee meets once every quarter to discuss cybersecurity risk key indicators gathered as discussed in “—Key Management and Strategy” below.

Risk Management and Strategy

Cybersecurity risk management is overseen both as a critical component of our overall risk management program and as a standalone program. We have implemented a risk-based, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

We assess, identify, and manage risks from cybersecurity threats through various mechanisms. First, employees in our cybersecurity department monitor cybersecurity risks and incidents by monthly analyzing certain key indicators. These key indicators are gathered from various sources, including our cybersecurity reporting channel through which anonymous reports may be made, reports via email or incident registration portal (ticketing system), as well as our Security Operations Center (SOC) third party services. Any material developed by and furnished to our Cybersecurity Executive Committee is also used as evidence in our external audits required by Section 404 of the Sarbanes-Oxley Act.

We have a Cybersecurity Incident Response Plan to provide the organizational and operational structure, processes, and procedures for investigating, containing, documenting and mitigating cybersecurity incidents, and providing a coordinated response across all our cybersecurity areas to any such incidents.

Upon the occurrence of an incident, our cybersecurity assesses its scope and origin, collects data, determines the risk level and, depending on how critical the incident is deemed, gathers additional forensic data and images, analyses logs, volatile data, checks the incident timeline, and looks for any related threats. Once the analysis is concluded, we take immediate action to contain the risk from further spread and adopt the appropriate short- and medium-term measures to make sure the incident does not happen again, in accordance with the Cybersecurity Incident Response Plan.

Cybersecurity risks and incidents are reported at the quarterly meetings of our Cybersecurity Executive Committee. In case of a material incident, the Cybersecurity Executive Committee must report this incident to the Finance and Risk Management Committee, which in turn must prepare an action plan and escalate to the Board of Directors depending on its severity. The Board of Directors must assess the risk and approve the action plan to be implemented by the cybersecurity team.

In addition, once a year, our Internal Audit Office conducts cybersecurity audits. This process is part of our financial management and international audits and is submitted for approval by the Audit and Integrity Committee. The audit is conducted by internal auditors with expertise in information technology with the support of external advisors, in particular with respect to complex technical issues such as vulnerability and intrusion tests.

We also regularly review and assess our government processes related to controls of third parties with whom we share data, including our main business partners. Such process is conducted via internal audits or independent reviews to identify improvements and vulnerabilities. At the end of the audit, we prepare system and organization controls, or SOC, reports to make sure we are following best cybersecurity governance practices.

Besides conducting risk management processes audits and preparing SOC reports in connection with our main IT partners, our cybersecurity department also (i) hires external advisors to perform periodic vulnerability tests, (ii) uses threat management tools to continuously monitor the cyber environment and (iii) regularly performs crisis management simulations together with the Risk Management, Internal Controls and Controllership Global Office.

We have a cybersecurity training and compliance program in place whereby our employees receive training and are tested routinely through simulated phishing attempts.

As of the date of this annual report, no risks from cybersecurity threats have materially affected, nor have we identified any specific risks from known cybersecurity threats that are reasonably likely to materially affect, us, including our business strategy, results of operations or financial condition. Please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Breaches, disruptions or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business and reputation.”

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

The following are filed as exhibits hereto:

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary general shareholders’ meeting held on March 28, 2024 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on March 29, 2024, SEC File No. 001-15148).
2.01*	Description of Securities registered under Section 12 of the Exchange Act.
2.02	Form of Deposit Agreement among BRF S.A. (Perdigão S.A.), The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File No. 333-177676).
2.03	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File 333-177676).
4.01	Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 28, 2020, SEC File No. 001-15148).
4.02	Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2021 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on April 28, 2021, SEC File No. 001-15148).
4.03	Management Compensation Policy of the Registrant, approved at the ordinary meeting of the board of directors held on November 26, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on December 14, 2020, SEC File No. 001-15148).
8.01*	List of Subsidiaries of the Registrant.
12.01*	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.01*	Consent of Grant Thornton Auditores Independentes Ltda.
15.02*	Consent of KPMG Auditores Independentes Ltda.
97	Incentive Compensation Clawback Policy.
101	eXtensible Business Reporting Language (XBRL).

*	Filed herewith
**	Furnished herewith. This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, BRF S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, in the state of São Paulo, Brazil, on April 18, 2024.

BRF S.A.

By: /s/Miguel de Souza Gularte

Name: Miguel de Souza Gularte

Title: Chief Executive Officer

By: /s/Fabio Luis Mendes Mariano

Name: Fabio Luis Mendes Mariano

Title: Chief Financial and Investor Relations Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements:

Independent Auditors’ Report on Individual and Consolidated Financial Statements (Grant Thornton Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 5270)	R-1
Independent Auditors’ Report on Internal Control Over Financial Reporting (Grant Thornton Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 5270)	R-4
Report of Independent Registered Public Accounting Firm (KPMG Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 1124)	R-6
Consolidated Statements of Financial Position as of December 31, 2023 and 2022	F-4
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2023 and 2022	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2023 and 2022	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2023 and 2022	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022	F-9
Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

BRF S.A.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheet of BRF S.A. and subsidiaries (the “Company”) as of December 31, 2023, and the related statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 18, 2024, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Impairment of cash-generating units – Notes No. 3.10, 3.11, 13, 14 and 14.1

The Company has significant amounts recorded under property, plant and equipment and intangible assets on December 31, 2023, in the amounts of R$14.6 billion and R$6.1 billion, respectively. The international financial reporting standards (IFRS) requires the Company to annually test the recoverability of amounts recorded as intangible assets with no defined useful life and/or assets with indicators of recoverability losses.

As mentioned in Explanatory Note 14.1, impairment test involves a high degree of subjectivity and judgment on the part of management, based on the discounted cash flow method, considering complex subjective and significant assumptions such as sales revenue, commodity costs, discount rate, inflation projection, economic growth, among others.

Therefore, the use of different assumptions can significantly modify the perspective of recoverability of these assets and the possible need to record an impairment adjustment, with a consequent impact on the consolidated financial statements, having been considered an area of risk due to the uncertainties inherent in the process of determining the estimates and judgments involved. Due to these aspects, this topic was considered one of the critical audit matters in our audit of the current year.

The primary procedures we performed to address this critical audit matter included:

•	Evaluating and testing the design and operating effectiveness of internal controls related to impairment testing;
•	Utilizing our internal valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the model and performing sensitivity analysis over the significant assumptions used in management’s assessment;
•	Discussion with management about the business plan and testing the significant judgments and estimates utilized in the models, which included comparing management’s judgments and estimates to historical, industry and market data;
•	Assessment of the adequacy of the Company's disclosures regarding certain sensitive assumptions used in the impairment test, that is, those with a significant effect on determining the recoverable amount of the assets subject to the impairment test; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Recoverability of the deferred tax asset – Notes No. 3.7.2 and 10

As of December 31, 2023, the Company has balances of deferred income tax and social contribution assets substantially related to tax losses carryforwards and temporary differences in the amount of R$ 2.1 billion, recognized as non-current assets. These balances were recognized based on studies prepared by management that contain projections of future taxable income. The annual study of the recoverability of such assets involves, among others, the use of critical judgments that imply subjectivity in relation to taxable income projections and may differ from the actual data and amounts realized.

Therefore, the use of different assumptions and respective uncertainties (such as revenues and cost of commodities) may significantly change the expected realization of these assets and may require recognition of impairment, which would consequently impact the consolidated financial statements. Due to these aspects, this issue was considered a critical audit matter in our audit for the current year.

The primary procedures we performed to address this critical audit matter included:

•	Evaluating and testing of the design and operating effectiveness of internal control related to the estimate of future taxable income to support the recoverability of deferred income tax and social contribution assets;
•	Utilizing our internal valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the Company’s forecast of the future taxable income;
•	Discussion with management about the studies on taxable estimation income and challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Involvement of our internal professionals specialized in income taxes to evaluate and revise the calculation bases of tax losses carryforwards, and analyze its compliance with tax legislation, as well as temporary differences used by the Company, comparing them with the corresponding tax records;
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2023.

São Paulo, Brazil

April 18, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

BRF S.A.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of BRF S.A. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and the related notes, and our report dated April 18, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Grant Thornton Auditores Independentes Ltda.

São Paulo, Brazil

April 18, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BRF S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of BRF S.A. and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

We served as the Company’s auditor from 2017 to 2022.

São Paulo, Brazil
April 28, 2023

Consolidated Financial Statements

Years ended December 31, 2023 and 2022

F-1

Índex

F-2

Consolidated Statements of Financial Position

ASSETS	Note	12.31.23	12.31.22
CURRENT ASSETS
Cash and cash equivalents	4	9,264,664	8,130,929
Marketable securities	5	447,878	418,373
Trade receivables	6	4,766,071	4,187,756
Notes receivable	6	64,731	27,351
Inventories	7	6,628,890	8,660,891
Biological assets	8	2,702,164	3,151,551
Recoverable taxes	9	1,249,458	1,229,272
Recoverable income taxes	9	268,090	173,596
Derivative financial instruments	23	109,222	120,865
Prepaid expenses		166,230	109,716
Advances		123,319	187,342
Restricted cash		13,814	-
Assets held for sale		7,204	21,909
Other current assets		142,527	84,795
Total current assets		25,954,262	26,504,346

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Marketable securities	5	319,995	406,402
Trade and other receivables	6	5,897	5,307
Notes receivable	6	1,530	11,092
Recoverable taxes	9	4,832,170	4,926,945
Recoverable income taxes	9	168,570	244,899
Deferred income taxes	10	2,113,108	2,566,461
Judicial deposits	11	415,718	450,676
Biological assets	8	1,858,316	1,649,133
Derivative financial instruments	23	529,830	10,283
Restricted cash		72,395	89,717
Other non-current assets		153,052	162,628
Total long-term receivables		10,470,581	10,523,543

Investments	12	97,895	101,064
Property, plant and equipment	13	14,608,914	14,290,884
Intangible assets	14	6,140,438	6,434,610

Total non-current assets		31,317,828	31,350,101
TOTAL ASSETS		57,272,090	57,854,447

LIABILITIES	Note	12.31.23	12.31.22
CURRENT LIABILITIES
Loans and borrowings	15	2,451,838	3,879,874
Trade accounts payable	16	12,592,006	14,128,765
Lease liability	17.2	944,326	676,864
Payroll, related charges and employee profit sharing		984,457	720,799
Taxes payable		585,129	522,846
Derivative financial instruments	23	76,940	82,468
Provision for tax, civil and labor risks	20	720,187	867,294
Employee benefits	19	86,423	64,367
Customer advances		290,279	75,832
Other current liabilities		658,763	1,278,830

Total current liabilities		19,390,348	22,297,939

NON-CURRENT LIABILITIES
Loans and borrowings	15	17,643,710	19,637,126
Trade accounts payable	16	422	7,459
Lease liability	17.2	2,777,521	2,368,070
Taxes payable		90,669	97,735
Provision for tax, civil and labor risks	20	482,983	548,243
Deferred income taxes	10	60,125	111,463
Employee benefits	19	454,398	456,945
Derivative financial instruments	23	59,819	174,699
Other non-current liabilities		668,439	331,899

Total non-current liabilities		22,238,086	23,733,639

EQUITY	21
Capital		13,349,156	12,835,915
Capital reserves		2,763,364	2,338,476
Other equity transactions		(70,106)	(77,825)
Accumulated losses		-	(2,363,073)
Treasury shares		(96,145)	(109,727)
Other comprehensive loss		(1,022,841)	(1,353,758)
Attributable to controlling shareholders		14,923,428	11,270,008
Non-controlling interests		720,228	552,861
Total equity		15,643,656	11,822,869
TOTAL LIABILITIES AND EQUITY		57,272,090	57,854,447

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

Consolidated Statements of Income (Loss)

	Note	12.31.23	12.31.22	12.31.21
CONTINUING OPERATIONS
NET SALES	25	53,615,440	53,805,028	48,343,305
Cost of sales	28	(44,781,739)	(45,672,376)	(38,650,772)
GROSS PROFIT		8,833,701	8,132,652	9,692,533
OPERATING INCOME (EXPENSES)
Selling expenses	28	(7,454,163)	(7,067,148)	(6,058,250)
General and administrative expenses	28	(757,836)	(644,827)	(822,960)
Impairment loss on trade receivables	6	(32,809)	(12,772)	(12,799)
Other operating income (expenses), net	26	250,512	(545,270)	211,263
Income from associates and joint ventures	12	(3,264)	1,076	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		836,141	(136,289)	3,009,787
Financial income		1,202,520	1,082,935	537,736
Financial expenses		(4,136,312)	(3,585,765)	(3,331,615)
Foreign exchange and monetary variations		112,945	(165,925)	(250,696)
FINANCIAL INCOME (EXPENSES), NET	27	(2,820,847)	(2,668,755)	(3,044,575)
LOSS BEFORE TAXES		(1,984,706)	(2,805,044)	(34,788)
Income taxes	10	115,854	(285,634)	552,102
INCOME (LOSS) FROM CONTINUING OPERATIONS		(1,868,852)	(3,090,678)	517,314

LOSS FROM DISCONTINUED OPERATIONS		-	(50,948)	(79,930)
INCOME (LOSS) FOR THE YEAR		(1,868,852)	(3,141,626)	437,384

Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(2,028,559)	(3,115,455)	499,385
Non-controlling interest		159,707	24,777	17,929
		(1,868,852)	(3,090,678)	517,314

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	(50,948)	(79,930)
Non-controlling interest		-	-	-
		-	(50,948)	(79,930)

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,360,268,402	1,052,606,000	807,709,278
Income (loss) per share - basic	22	(1.49)	(2.96)	0.62
Weighted average shares outstanding - diluted		1,360,268,402	1,052,606,000	807,709,278
Income (loss) per share - diluted	22	(1.49)	(2.96)	0.62

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,360,268,402	1,052,606,000	807,929,481
Loss per share - basic	22	-	(0.05)	(0.10)
Weighted average shares outstanding - diluted		1,360,268,402	1,052,606,000	807,929,481
Loss per share - diluted	22	-	(0.05)	(0.10)

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

Consolidated Statements of Comprehensive Income (Loss)

	Note	12.31.23	12.31.22	12.31.21
Income (loss) for the year		(1,868,852)	(3,141,626)	437,384
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(309,065)	96,523	(403,475)
Gain (loss) on net investment hedge		145,328	87,929	(96,555)
Cash flow hedges – effective portion of changes in fair value	23	130,600	49,292	(121,303)
Cash flow hedges – reclassified to profit or loss	23	242,776	226,290	(26,201)
Items that are or may be reclassified subsequently to profit or loss		209,639	460,034	(647,534)
Equity investments measured at FVTOCI - changes in fair value (1)	5	-	-	26,030
Actuarial gains (losses) on pension and post-employment plans	19	(42,225)	44,725	130,671
Items that will not be reclassified to profit or loss		(42,225)	44,725	156,701
Comprehensive income (loss) for the year		(1,701,438)	(2,636,867)	(53,449)
Attributable to
Controlling shareholders		(1,681,122)	(2,691,426)	(52,127)
Non-controlling interest		(20,316)	54,559	(1,322)
		(1,701,438)	(2,636,867)	(53,449)
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

Consolidated Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Losses on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-	-	-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(9,297)	9,297	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests (3)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders (4)	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Monetary correction by Hyperinflation	-	-	-	-	-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	-	49,240	47,283	96,523
Gain on net investment hedge	-	-	-	-	87,929	-	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	-	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000	-	-	-		-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-	-	-	-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)	-	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	-	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary BRF Kuwait WLL (note 1.1.1. of Consolidated Financial Statements as of December 31, 2021).
(4)	Recognition in Other Equity Transactions of the difference between the amount of the put option liability held by non-controlling interests and the book value of the non-controlling interest in TBQ Foods GmbH in the amount of R$20,658, and recognition of the Non-controlling Interest on the net assets of TBQ Foods GmbH in the amount of R$294,661, (note 1.1.3. of Consolidated Financial Statements as of December 31, 2021).
F-7

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Loss on foreign currency translation of foreign operations	-	-	-	-	(169,326)	-	-	-	(169,326)	(139,739)	(309,065)
Gain on net investment hedge	-	-	-	-	145,328	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(23,998)	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares (note 21.1)	600,000	4,800,000	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 21.1)	(86,759)	-	-	-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-	-	-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve (note 21.3)	-	(4,375,112)	-	-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	(1,048,895)	65,569	(39,515)	-	14,923,428	720,228	15,643,656
(1)	All changes in other comprehensive income are presented net of taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

Consolidated Statements of Cash Flows

	12.31.23	12.31.22	12.31.21
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	(1,868,852)	(3,090,678)	517,314
Adjustments for:
Depreciation and amortization	1,834,232	1,777,703	1,715,863
Depreciation and depletion of biological assets	1,390,550	1,214,002	1,030,491
Result on disposal of property, plant and equipments and intangible	(63,229)	3,985	(141,211)
Write-down of inventories to net realizable value	(96,094)	56,337	128,680
Provision for tax, civil and labor risks	271,063	341,038	116,144
Income from investments under the equity method	3,264	(1,076)	-
Financial results, net	2,820,850	2,668,755	3,044,575
Tax recoveries and gains in tax lawsuits	(173,404)	(39,547)	(108,785)
Deferred income tax	(244,172)	208,060	(807,744)
Employee profit sharing	173,064	(10,190)	170,425
Gratuities for the employees	108,803	-	-
Other provisions (1)	(172,117)	554,460	2,793
	3,983,958	3,682,849	5,668,545
Changes in assets and liabilities:
Trade accounts and notes receivables	(606,550)	(144,597)	386,889
Inventories	1,961,810	712,913	(2,878,507)
Biological assets - current	385,027	(296,934)	(815,699)
Trade accounts payable	(3,295,127)	(1,366,667)	2,210,960
Cash generated by operating activities	2,429,118	2,587,564	4,572,188

Redemptions (investments) in securities at FVTPL (2)	18,768	4,093	30,012
Interest received	455,827	281,989	106,388
Dividends and interest on shareholders' equity received	(851)	-	-
Payment of tax, civil and labor provisions	(397,872)	(292,385)	(399,252)
Derivative financial instruments	(237,773)	(1,191,475)	266,491
Other operating assets and liabilities	1,672,180	486,598	(652,191)
Net cash provided by operating activities	3,939,397	1,876,384	3,923,636

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	(60,711)	1,111	162,052
Redemption (additions) on investments in securities at FVTOCI (3)	-	-	73,193
Redemption of restricted cash	12,851	(2,074)	400
Additions to property, plant and equipment	(791,817)	(1,452,733)	(1,555,426)
Additions to biological assets - non-current	(1,457,174)	(1,387,669)	(1,239,746)
Proceeds from disposals of property, plant, equipments and investment	167,704	62,545	58,836
Additions to intangible assets	(167,601)	(228,734)	(179,632)
Business combination, net of cash	-	(158,348)	(985,639)
Sale of participation in subsidiaries with loss of control	-	-	132,951
Capital increase in affiliates	(768)	(92,885)	1,770
Capital increase in subsidiaries	183,672	-	-
Net cash used in investing activities	(2,113,844)	(3,258,787)	(3,531,241)
Net cash used in investing activities from discontinued operations	-	-	(17,550)
Net cash used in investing activities	(2,113,844)	(3,258,787)	(3,548,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	3,836,483	3,392,613	2,990,782
Repayment of debt	(6,889,936)	(3,984,422)	(1,395,347)
Payment of interest	(1,679,825)	(1,518,301)	(1,193,367)
Payment of interest derivatives - fair value hedge	(699,345)	(252,662)	(2,975)
Capital increase through issuance of shares	5,313,241	5,275,444	-
Treasury shares acquisition	-	-	(27,721)
Acquisition of non-controlling interests	-	(7,288)	(238,421)
Payment of lease liabilities	(742,455)	(649,846)	(705,427)
Net cash provided (used in) by financing activities	(861,837)	2,255,538	(572,476)

Effect of exchange rate variation on cash and cash equivalents	170,019	(271,026)	149,826
Net increase (decrease) in cash and cash equivalents	1,133,735	602,109	(47,805)
Balance at the beginning of the year	8,130,929	7,528,820	7,576,625
Balance at the end of the year	9,264,664	8,130,929	7,528,820

(1)	In 2022 includes the amount of R$583,977 relating to the Leniency Agreement (note 1.2) and R$4,797 related to other expenses related to investigations.
(2)	FVTPL: Fair Value Through Profit and Loss.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

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

1.1.	Equity interest

				% equity interest
Entity		Main activity	Country (1)	12.31.23	12.31.22	Equity interest
BRF GmbH		Holding	Austria	100.00	100.00	Direct
BRF Arabia Holding Company	(h)	Holding	Saudi Arabia	70.00	-	Indirect
BRF Foods UK Ltd.	(i)	Administrative and marketing services	England	100.00	-	Direct
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00	Indirect
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00	Indirect
TBQ Foods GmbH		Holding	Austria	60.00	60.00	Indirect
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71	Indirect
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00	Indirect
Nutrinvestments BV	(a)	Holding	The Netherlands	100.00	100.00	Indirect
Banvit ME FZE	(d)	Marketing and logistics services	UAE	-	100.00	Indirect
BRF Foods LLC	(k)	Import, industrialization and commercialization of products	Russia	100.00	100.00	Indirect
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00	Indirect
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00	Indirect
BRF Global GmbH		Holding and trading	Austria	100.00	100.00	Indirect
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00	Indirect
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00	Indirect
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00	Indirect
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00	Indirect
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00	Indirect
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00	Indirect
Buenos Aires Fortune S.A.	(m)	Holding	Argentina	100.00	100.00	Indirect
Eclipse Latam Holdings		Holding	Spain	100.00	100.00	Indirect
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00	Indirect
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00	Indirect
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00	Indirect
Wellax Food Logistics C.P.A.S.U. Lda.	(g)	Import, commercialization of products and administrative services	Portugal	-	100.00	Indirect
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00	Indirect
Badi Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00	Indirect
One Foods Malaysia SDN. BHD.	(j)	Marketing and logistics services	Malaysia	-	100.00	Indiretc
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00	Indirect
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00	Indirect
Establecimiento Levino Zaccardi y Cia. S.A.	(f)	Industrialization and commercialization of dairy products	Argentina	-	100.00	Indirect
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00	Direct
BRF Pet S.A.	(e)	Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00	Direct
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00	Indirect
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00	Indirect
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00	Indirect
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00	Indirect
Mogiana Alimentos S.A.	(e)	Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00	Indirect
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00	Affiliate
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33	Affiliate
PSA Laboratório Veterinário Ltda.	(n)	Veterinary activities	Brazil	100.00	100.00	Indirect
Sadia Alimentos S.A.	(l)	Holding	Argentina	100.00	100.00	Direta
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00	Direct
Vip S.A. Empreendimentos e Participações Imobiliárias	(n)	Commercialization of owned real state	Brazil	100.00	100.00	Direct
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00	Indirect
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate in partnership with a subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12).
(d)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.
(e)	The competitive process for the possible sale of these companies, which began on February 28, 2023, was closed on November 13, 2023, with the option of keeping these entities in operation and, therefore, no impact was recorded.
F-11

(f)	On July 7, 2023, the subsidiary Establecimiento Levino Zaccardi y Cia. S.A. was dissolved.
(g)	On July 21, 2023, the subsidiary Wellax Food Logistics C.P.A.S.U. Lda. was dissolved.
(h)	On December 11, 2023 the company BRF Arabia Holding Company was incorporated, located in Saudi Arabia.
(i)	On October 5, 2023 the company BRF UK Foods Ltd. was incorporated, located in England.
(j)	On December 27, 2023 the subsidiary One Foods Malaysia SDN BHD was dissolved.
(k)	On January 15, 2024 the subsidiary BRF Foods LLC was dissolved.
(l)	On December 31, 2023, BRF S.A. began to hold the entire share capital of the subsidiary Sadia Alimentos S.A.
(m)	On March 19, 2024 the subsidiary Buenos Aires Fortune S.A. was dissolved.
(n)	On March 28, 2024 the subsidiaries BRF VIP S.A. e a PSA Laboratório Veterinário Ltda. were incorporated by BRF S.A.

1.2.	Leniency agreement

On December 28, 2022, BRF has entered into a Leniency Agreement with the Brazilian authorities – Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”) (as note 1.3 of financial statements of the year ended on December 31, 2022), in which it assumed the commitment to pay the amount of R$583,977. That amount, updated according to the agreement, was settled on June 30, 2023, as follows: (i) 70% with tax losses in the amount of R$435,128 (Note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (Note 9.4).

Additionally, the Company assumed the following qualitative commitments: a) to remediate the identified practices and to adopt preventive measures to prevent that such practices could happen again and b) to continuously improve its integrity program with the support and monitoring of the CGU.

During the year ended on December 31, 2023, all aforementioned commitments were fulfilled and the Company continues to maintain its public commitment to pursue the process of continuous improvement of its corporate governance and compliance practices.

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

The Consolidated financial statements were prepared based on the recoverable historical cost, except of items held at fair value as described in Note 3.2.

The Company prepared Consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Material Accounting Policies

3.1.	Consolidation

The Consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns and has the power to influence such subsidiaries.

The financial information of all consolidated entities was prepared using the same accounting policies.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in note 1.1 were consolidated.

3.2.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»	determination of the moment when control is transferred for revenue recognition (note 25);
»	determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements (note 17).

Main estimates:

»	determination of fair value of financial instruments due to significant unobservable inputs (note 23);
»	determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates (note 14);
»	determination of loss rate in the measurement of expected credit losses (notes 3.18 and 6);
»	determination of fair value of biological assets due to significant unobservable inputs (note 8);
»	determination of the term on the analysis of taxes (note 9 and 10);
»	reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);
»	actuarial assumptions on measurement of employee benefits liabilities (note 19);
»	assessment of the loss probability and liability measurement on provision for tax, civil and labor risks (note 20).

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

The Company has subsidiaries in Turkey and in Argentina, which are considered a hyperinflationary economy, and are subject to the requirements of IAS 29 – Hyperinflationary Economies. For these subsidiaries the accounting policies below are adopted:

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

3.4.1. Turkey

Levels of inflation in Turkey have been high in the recent years and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute.

The price index used for the year ended December 31, 2023 was 65% (64% for the year ended December 31, 2022). In the Consolidated financial information for the year ended December 31, 2023, the inflation adjustment affected the Loss before financial results and income taxes in R$(306,213) (R$(188,251) for the year ended on December 31, 2022), and decreased the Financial Result in the amount of R$560,665 (R$400,763 for the year ended December 31, 2022) and the Loss from continuing operations in the amount of R$210,603 (R$196,953 for the year ended on December 31, 2022).

3.4.2. Argentina

The inflation rates used in 2023 and 2022 were, respectively, 160,9% and 95.49%. In the Consolidated financial information for the year ended December 31, 2023, the inflation adjustment decreased the Loss before financial results and income taxes in the amount of R$1,474 (R$(227) increased the Loss before financial results and income taxes for the year ended December 31, 2022), increased the loss of the Financial Result in the amount of R$(11,961) (R$(7,343) for the year ended December 31, 2022) and increased the Loss from continuing operations in the amount of R$(12,089) R$(7,570) for the year ended December 31, 2022).

3.5.	Inventories

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

3.6.	Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already considered.

3.7.	Income taxes

3.7.1. Current

In Brazil it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

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

3.7.2. Deferred

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting basis. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.1).

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

3.8.	Assets held for sale and discontinued operations

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

3.9.	Investments

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

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.10.	Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date (note 13). Subsequent costs are capitalized only when it is probable that future economic benefits associated with the expenses will be earned by the Company.

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

3.11.	Intangible assets

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

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives (note 14.1). The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14.1). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.12.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.13.	Leasing

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

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.10). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method, which are recorded against Financial expenses.

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

The Company does not apply lease accounting model to leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

3.14.	Employee benefits

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

3.15.	Share based payments

The Company offers to its executives restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: i) to the shareholders’ equity for plans exercisable in shares; and ii) to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

3.16.	Employee and management profit sharing

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

3.17.	Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has: i) a present obligation, formalized or not, as a result of a past event, ii) the outflow of resources to settle the obligation is likely to occur and iii) a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions. Furthermore, provisions are monetarily adjusted against Financial expenses.

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

3.18.	Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.18.1.   Financial assets

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

Restricted cash: the Company has restricted cash arising from business combinations to guarantee certain indemnity events. The classification of cash between current and non-current assets takes place in accordance with the contractual rules for releasing the amounts to each party (note 23.6).

3.18.2.   Financial liabilities

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

3.18.3.   Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset and liability accounts against Financial expenses. The rate used by the Company represents the average of Interbank Certificates of Deposit plus a spread representing the Company’s average credit rating. On December 31, 2023 this rate corresponds to 13.13% per year on December 31, 2022 (15.72% p.a. on December 31, 2022).

3.18.4.   Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in Foreign exchange and monetary variations. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

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

3.19.	Segment information

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

3.20.	Revenue from contracts with customers

Revenues from sales comes from commercialization and distribution of in-natura meat, processed products, pasta, margarine, pet food and others.

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

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance obligation is satisfied when the control of the goods is transferred to the client, which will depend on the type of freight contracted by the customer.

The Company has sales with immediate and deferred payments. The deferred payments are adjusted to present value to recognize the financial component (note 3.18.3).

3.21.	Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received.

3.22.	Earnings (loss) per share

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

3.23.	Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2023 year:

•	Amendment to IAS 1- Classification of Liabilities as Current or Non-Current – implementation in 2024;
•	Amendment to IAS 7 and IFRS 7 - Suppliers financing agreements – implementation in 2024;
•	Amendment to IFRS 16: Leasing liabilities in a Sale and Leaseback – implementation in 2024;
•	Amendment to IAS 21(CPC 02 (R3)) - The Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements – implementation in 2025.

Are not expected to have a significant impact on the Company’s financial statements.

•	IFRS S1 General Requirements for Disclosure of Sustainability and IFS S2 Climate-related disclosures:

In June 2023, the International Sustainability Standard Board (“ISSB”) issued the standards IFRS S1 – General Requirements for Disclosure of Sustainability – related Financial Information and IFRS S2 – Climate-related Disclosures, which provide new disclosure requirements on, respectively, risks and opportunities related to sustainability and specific climate-related disclosures.

The Brazilian Securities Commission (“CVM”) approved the resolution that establishes the voluntary option of disclosing financial information reports related to sustainability, for listed companies, investment funds and securitization companies, from years beginning on or after January 1st, 2024.

The Company is evaluating the potential impacts arising from these standards, the adoption of which is required for years beginning on or after January 1st, 2026.

4.	Cash and cash equivalents

	Average rate (1)
		12.31.23	12.31.22
Cash and bank accounts
Brazilian reais	-	160,310	154,399
Saudi riyal	-	307,151	307,440
U.S. dollar	-	768,868	946,999
Euro	-	24,506	93,321
Turkish lira	-	93,641	83,339
Other currencies	-	252,781	279,579
		1,607,257	1,865,077
Cash equivalents
In Brazilian reais
Investment funds	11.65%	4,676	3,492
Bank deposit certificates	11.89%	4,876,861	3,754,202
		4,881,537	3,757,694
In U.S. Dollar
Term deposit	5.82%	2,069,531	2,469,028
Overnight	1.74%	17,570	12,720
Other currencies
Term deposit (Saudi riyal)	6.15%	612,110	-
Term deposit (2)		76,659	26,410
		2,775,870	2,508,158
		9,264,664	8,130,929
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 43.00% (14.79% on December 31, 2022).

5.	Marketable securities

			Average rate (2)
	WAM (1)	Currency		12.31.23	12.31.22
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	12,103	11,752
Fair value through profit and loss
Financial treasury bills	0.79	R$	13.05%	412,107	364,543
Investment funds - FIDC BRF and FIDC II	1.09	R$	-	16,490	15,505
Repurchase agreement	0.05	R$	10.49%	35,751	53,809
Other	0.08	R$ / ARS	-	20	21
				464,368	433,878
Amortized cost
Sovereign bonds and other (4)	2.48	AOA		291,402	379,145
				767,873	824,775
Current				447,878	418,373
Non-current (5)				319,995	406,402

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
F-25

(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$16,466 (R$15,231 on December 31, 2022). Amounts are substantially denominated in Angolan kwanza (AOA) and correspond to Time Deposit and Bond at a weighted average annual rate of 11.75% and 16.50% respectively. They also include marketable securities indexed to the U.S. Dollar at a weighted average annual rate of 6.34% and Bonds in U.S. Dollar at a weighted average annual rate of 5.90%.
(5)	Maturity until March of 2026.

On December 31, 2023, the amount of R$9,179 (R$92,857 on December 31, 2022) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	Trade accounts receivable and other receivables

	12.31.23	12.31.22
Trade accounts receivable
Domestic market
Third parties	1,860,089	1,473,921
Related parties	8,419	11,566
Foreign market
Third parties	3,496,442	3,315,772
Related parties	27,781	20,789
	5,392,731	4,822,048
( - ) Adjustment to present value	(29,284)	(24,818)
( - ) Expected credit losses	(591,479)	(604,167)
	4,771,968	4,193,063
Current	4,766,071	4,187,756
Non-current	5,897	5,307

Notes receivable	83,863	54,472
( - ) Adjustment to present value	(2,223)	(386)
( - ) Expected credit losses	(15,379)	(15,643)
	66,261	38,443
Current	64,731	27,351
Non-current (1)	1,530	11,092
(1)	Weighted average maturity of 1.31 year.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund, which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

The first structuring occurred on December 18, 2018 and lasted five years, with final amortization in December 2023 (“FIDC BRF”).

On December 6, 2023, the Company structured a new fund (“FIDC BRF II”) to replace and continue the operations carried out by FIDC BRF.

On December 31, 2023, FIDC BRF II had an outstanding balance of R$1,072,964 (R$947,488 on December 31, 2022, referring to FIDC BRF) related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On December 31, 2023, other notes receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

	12.31.23	12.31.22
Beginning balance	(604,167)	(638,583)
(Additions) reversals	(32,809)	(12,772)
Write-offs	8,539	10,744
Exchange rate variation	36,958	36,444
Ending balance	(591,479)	(604,167)

The aging of trade accounts receivable is as follows:

	12.31.23	12.31.22
Not overdue	4,515,445	4,045,146
Overdue
01 to 60 days	225,135	125,082
61 to 90 days	46,347	7,629
91 to 120 days	15,248	17,084
121 to 180 days	11,101	18,536
181 to 360 days	22,116	17,902
More than 360 days	557,339	590,669
( - ) Adjustment to present value	(29,284)	(24,818)
( - ) Expected credit losses	(591,479)	(604,167)
	4,771,968	4,193,063

7.	Inventories

	12.31.23	12.31.22
Finished goods	3,564,379	4,885,465
Work in progress	378,788	435,018
Raw materials	1,675,323	2,086,963
Packaging materials	150,444	181,193
Secondary materials	546,213	705,692
Supplies	216,998	230,092
Imports in transit	150,947	230,133
Other	75,646	111,648
(-) Adjustment to present value (1)	(129,848)	(205,313)
	6,628,890	8,660,891
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	(66,671)	(31,026)	(73,694)	(54,015)	(9,944)	(11,654)	(150,309)	(96,695)
Additions	(461,373)	(343,739)	(113,370)	(193,040)	(8,871)	(9,258)	(583,614)	(546,037)
Reversals	504,860	304,977	-	-	-	-	504,860	304,977
Write-offs	-	-	164,245	173,648	10,603	11,075	174,848	184,723
Monetary correction by Hyperinflation	-	(22)	(208)	(311)	(7)	(170)	(215)	(503)
Exchange rate variation	(3,124)	3,139	46	24	(13)	63	(3,091)	3,226
Ending balance	(26,308)	(66,671)	(22,981)	(73,694)	(8,232)	(9,944)	(57,521)	(150,309)

8.	Biological assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	3,151,551	2,899,921	1,301,971	1,093,545	347,162	320,937	1,649,133	1,414,482
Additions/Transfer	27,098,935	28,453,575	710,121	677,234	72,576	60,489	782,697	737,723
Changes in fair value (1)	2,959,703	3,920,825	(380,608)	(221,705)	187,736	33,840	(192,872)	(187,865)
Harvest	-	-	-	-	(48,410)	(67,546)	(48,410)	(67,546)
Write-off	-	-	-	-	(15,966)	(558)	(15,966)	(558)
Transfer between current and non-current	284,002	267,021	(284,002)	(267,021)	-	-	(284,002)	(267,021)
Transfer to inventories	(30,727,668)	(32,344,487)	-	-	-	-	-	-
Exchange variation	(71,052)	(49,156)	(37,316)	(21,437)	-	-	(37,316)	(21,437)
Monetary correction by Hyperinflation	6,693	3,852	5,052	41,355	-	-	5,052	41,355
Ending balance	2,702,164	3,151,551	1,315,218	1,301,971	543,098	347,162	1,858,316	1,649,133

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,390,550 (R$1,214,002 in the same period of the previous year).

The estimated quantities of live animals on December 31, 2023 are 198,729 thousand heads of poultry and 4,866 thousand heads of pork (213,491 thousand heads of poultry and 4,885 thousand heads of pork on December 31, 2022).

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2023 in the amount of R$71,399 (R$59,388 on December 31, 2022).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs, therefore, it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value and their impact on measurement are presented below:

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

The weighted average price used in the valuation of biological assets (forests) on December 31, 2023 was equivalent to R$76.22 per stere (R$54.12 per stere on December 31, 2022). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2023 was 8.1% p.a. (7.89% p.a. on December 31, 2022).

9.	Recoverable taxes

	12.31.23	12.31.22
Recoverable taxes
Recoverable ICMS and VAT	2,089,543	2,219,457
Recoverable PIS and COFINS	2,461,807	2,588,574
Recoverable IPI	1,094,466	1,016,373
Recoverable INSS	485,096	366,236
Other recoverable taxes	90,136	107,583
(-) Impairment (1)	(139,420)	(142,006)
	6,081,628	6,156,217

Current	1,249,458	1,229,272
Non-current	4,832,170	4,926,945

Recoverable income taxes	437,103	434,392
(-) Impairment	(443)	(15,897)
	436,660	418,495

Current	268,090	173,596
Non-current	168,570	244,899
(1)	This amount comprises: impairment over ICMS and VAT R$(126,918); PIS and COFINS R$(12,407) and other taxes R$(95) (respectively (R$(126,229); R$(14,228) and R$(1,549) as of December 31, 2022).

9.1.	ICMS – tax on movement of goods and services and VAT – value added taxes

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

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – social integration plan and contribution for social security

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

As of December 31, 2023, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,013,799 (R$2,091,340 as of December 31, 2022) including R$235,164 relating to residual credits based on enacted legislation in 2023. The monetary update of balances is recognized against Financial income.

The amount of R$396,095 related to these credits was offset against other federal taxes for year ended on December 31, 2023 (R$384,956 for the year ended December 31, 2022), of these, R$48,612 relating to residual credits. Additionally, the amount of R$81,334 was used to settle the Leniency Agreement (note 1.2).

9.3.	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets on December 31, 2023 is R$1,110,006 (R$1,030,940 at the year ended December 31, 2022), of which R$1,087,749 (R$1,008,683 at the year ended December 31, 2022) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$22,257 at the year ended December 31, 2022). The monetary update of balances is recognized against Financial income.

9.4.	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable. Additionally, the amount of R$105,149 was used to settle the Leniency Agreement (note 1.2).

9.5.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,414,273 for year ended on December 31, 2023 (R$924,027 for the year ended December 31, 2022), preserving its liquidity and optimizing its capital structure.

10.	Deferred income taxes
10.1.	Breakdown

	12.31.23	12.31.22
Assets
Tax losses carryforward	2,532,720	2,800,162
Negative calculation basis (social contribution)	911,779	1,008,058

Temporary differences - Assets
Provisions for tax, civil and labor risks	365,381	420,470
Expected credit losses	176,776	183,504
Impairment on tax credits	55,253	57,083
Provision for other obligations	115,216	146,652
Write-down to net realizable value of inventories	19,627	48,744
Employees' benefits plan	137,947	138,451
Lease basis difference	189,753	132,841
Other temporary differences	118,846	31,930
	4,623,298	4,967,895

Temporary differences - Liabilities
Goodwill amortization basis difference	(336,135)	(323,005)
Depreciation (useful life) basis difference	(863,896)	(947,303)
Business combination (1)	(971,832)	(1,003,955)
Monetary correction by Hyperinflation	(95,981)	(85,997)
Unrealized gains on derivatives, net	(127,036)	(73,998)
Unrealized fair value gains, net	(163,744)	(71,617)
Other temporary differences	(11,691)	(7,022)
	(2,570,315)	(2,512,897)

Total deferred taxes	2,052,983	2,454,998

Total Assets	2,113,108	2,566,461
Total Liabilities	(60,125)	(111,463)
	2,052,983	2,454,998
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,632,460 on December 31, 2023 (R$7,131,786 on December 31, 2022). Within this amount, R$3,394,679 on December 31, 2023 and (R$3,768,459 on December 31, 2022) are recognized as an asset, according to the recoverability expectation. The recoverability study uses financial projections made by Management for operational and financial results, which are in line with the recoverability test for cash-generating units (note 14.1).

The roll-forward of deferred income taxes, net, is set forth below:

	12.31.23	12.31.22
Beginning balance	2,454,998	2,917,560
Deferred income taxes recognized in income from continuing operations	244,172	(208,060)
Deferred income taxes recognized in other comprehensive income	(217,297)	(175,110)
Deferred income and social contribution taxes used in the leniency agreement (1)	(435,128)	-
Deferred taxes recognized in accumulated losses - monetary correction by hyperinflation	-	(32,655)
Other	6,238	(46,737)
Ending balance	2,052,983	2,454,998

(1)	In June 2023, the Company used deferred taxes on tax losses in the amount of R$435,128 to settle the debt resulting from the Leniency Agreement entered into with the Federal Government (note 1.2).

10.2.	Effective income tax rate reconciliation

	31.12.23	31.12.22	31.12.21

Loss before taxes - continued operations	(1,984,706)	(2,805,044)	(34,788)
Nominal tax rate	34%	34%	34%
Benefit at nominal rate	674,800	953,715	11,828
Adjustments to income taxes
Income from associates and joint ventures	(1,110)	366	8,626
Difference of tax rates on results of foreign subsidiaries	(536,428)	212,753	244,822
Difference of functional currency of foreign subsidiaries	(190,743)	(538,002)	(129)
Deferred tax assets not recognized (1)	-	(967,103)	(840,457)
Recognition of tax assets from previous years	61,348	(77,964)	1,025,000
Interest on taxes	140,056	83,235	104,789
Profits taxed by foreign jurisdictions	(110,655)	(31,400)	(33,455)
Transfer price	(101,554)	(24,995)	(71,634)
Tax paid on international subsidiaries	26,416	21,061	-
Investment grant	118,793	114,913	109,591
Other permanent differences	34,931	(32,213)	(6,879)
	115,854	(285,634)	552,102

Effective rate	5.8%	-10.2%	1587.0%

Current tax	(128,318)	(77,574)	(255,642)
Deferred tax	244,172	(208,060)	807,744

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward, due to limited capacity of realization.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial deposits

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	191,161	259,468	194,906	246,007	64,609	44,844	450,676	550,319
Additions	8,816	3,628	68,124	88,489	5,679	24,644	82,619	116,761
Release in favor of the Company	(17,692)	(74,677)	(28,419)	(34,602)	(1,202)	(780)	(47,313)	(110,059)
Release in favor of the counterparty	(4,417)	(12,402)	(87,114)	(116,258)	(5,533)	(6,315)	(97,064)	(134,975)
Interest	14,793	15,144	8,770	11,295	3,263	2,216	26,826	28,655
Exchange rate variation	-	-	(26)	(25)	-	-	(26)	(25)
Ending balance	192,661	191,161	156,241	194,906	66,816	64,609	415,718	450,676

12.	Investments

		12.31.23		12.31.22
Investment in affiliates		97,134		100,481
Other investments		761		583
	97,895		101,064

13.	Property, plant and equipment

The rollforward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.23
Cost
Land		751,551	10,090	(22,900)	31,818	655	(41,111)	730,103
Buildings, facilities and improvements		12,620,828	1,032,674	(787,519)	104,826	463,943	(150,830)	13,283,922
Machinery and equipment		9,730,038	251,162	(176,072)	176,896	762,238	(246,955)	10,497,307
Furniture and fixtures		187,609	514	(5,450)	34,793	35,623	(28,383)	224,706
Vehicles		627,672	138,429	(296,680)	5,483	228	(29,834)	445,298
Construction in progress		1,095,143	758,772	(17,965)	3,947	(1,331,969)	(24,414)	483,514
Advances to suppliers		31,886	20,205	-	-	(46,064)	(2,655)	3,372
		25,044,727	2,211,846	(1,306,586)	357,763	(115,346)	(524,182)	25,668,222

Depreciation
Land (3)	5.00%	(44,434)	(10,785)	11,408	254	-	1,604	(41,953)
Buildings, facilities and improvements	2.90%	(5,130,376)	(792,198)	643,273	(49,230)	494	46,239	(5,281,798)
Machinery and equipment	5.66%	(5,121,757)	(501,143)	134,430	(71,727)	70,740	98,869	(5,390,588)
Furniture and fixtures	8.73%	(90,543)	(10,439)	3,114	(11,283)	-	11,112	(98,039)
Vehicles	14.78%	(366,733)	(183,250)	291,490	(8,382)	-	19,945	(246,930)
		(10,753,843)	(1,497,815)	1,083,715	(140,368)	71,234	177,769	(11,059,308)
		14,290,884	714,031	(222,871)	217,395	(44,112)	(346,413)	14,608,914
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$9,929 to intangible assets and R$34,183 to assets held for sale, when the assets were reduced to their recoverable value, generating an expense of R$33,499, recorded in other operating results (note 26).
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$3,061 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by Hyperinflation	Transfers	Exchange rate variation	12.31.22
Cost
Land		710,017	10,289	(10,715)	56,130	7,601	(21,771)	751,551
Buildings, facilities and improvements		11,294,650	922,240	(130,814)	90,634	513,309	(69,191)	12,620,828
Machinery and equipment		8,735,375	21,913	(242,875)	281,368	1,035,129	(100,872)	9,730,038
Furniture and fixtures		150,865	1,141	(5,855)	26,735	23,238	(8,515)	187,609
Vehicles		384,289	246,491	(7,080)	7,141	10,589	(13,758)	627,672
Construction in progress		1,144,725	1,420,309	(2,279)	11,632	(1,456,540)	(22,704)	1,095,143
Advances to suppliers		33,109	8,651	-	-	(135)	(9,739)	31,886
		22,453,030	2,631,034	(399,618)	473,640	133,191	(246,550)	25,044,727

Depreciation
Land	15.34%	(36,788)	(12,410)	2,401	1,090	(4)	1,277	(44,434)
Buildings, facilities and improvements	3.59%	(4,494,435)	(752,798)	114,639	8,968	(25,989)	19,239	(5,130,376)
Machinery and equipment	6.25%	(4,612,648)	(556,013)	208,582	(105,534)	(105,596)	49,452	(5,121,757)
Furniture and fixtures	6.64%	(72,820)	(9,549)	3,883	(13,210)	(2,913)	4,066	(90,543)
Vehicles	22.85%	(195,477)	(166,428)	5,797	(6,175)	(8,607)	4,157	(366,733)
		(9,412,168)	(1,497,198)	335,302	(114,861)	(143,109)	78,191	(10,753,843)
		13,040,862	1,133,836	(64,316)	358,779	(9,918)	(168,359)	14,290,884
(1)	Weighted average annual rate.

The amount of capitalized borrowing costs during the year ended December 31, 2023 was R$56,871 (R$93,261 during the year ended December 31, 2022).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during year ended December 31, 2023 was 10.44% p.a. (9.55% p.a. during the year ended December 31, 2022).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	12.31.23	12.31.22
Land	Financial/tax	87,530	90,757
Buildings, facilities and improvements	Financial/tax	1,395,846	1,298,326
Machinery and equipment	Financial/labor/tax/civil	1,464,229	1,376,186
Furniture and fixtures	Financial/tax	15,102	15,632
Vehicles	Financial/tax	109	160
		2,962,816	2,781,061

14.	Intangible assets

The intangible assets rollforward, which include right-of-use assets balances (note 17.1), is set forth below:

	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Goodwill		3,474,103	-	-	-	96,843	(180,008)	3,390,938
Trademarks		1,881,199	-	-	-	114,516	(122,462)	1,873,253
Non-compete agreement		57,426	465	-	-	-	(2,999)	54,892
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	(675)	-	1,335	(1,409)	4,129
Customer relationship		1,340,251	-	-	-	156,141	(278,650)	1,217,742
Software		930,090	140	(357,470)	214,757	33,916	(34,385)	787,048
Intangible in progress		77,263	166,995	(2,757)	(204,828)	(657)	(537)	35,479
		7,765,727	167,600	(360,902)	9,929	402,094	(620,450)	7,363,998

Amortization
Non-compete agreement	46.01%	(39,336)	(11,353)	-	-	-	2,848	(47,841)
Outgrowers relationship	16.45%	(347)	(72)	-	-	-	-	(419)
Patents	8.52%	(3,824)	(448)	675	-	(834)	1,236	(3,195)
Customer relationship	6.67%	(622,106)	(101,575)	-	-	(48,487)	136,513	(635,655)
Software	43.58%	(665,504)	(226,029)	356,053	-	(21,656)	20,686	(536,450)
		(1,331,117)	(339,477)	356,728	-	(70,977)	161,283	(1,223,560)
		6,434,610	(171,877)	(4,174)	9,929	331,117	(459,167)	6,140,438

(1)	Weighted average annual remaining rate.
F-36

	Average rate (1)	12.31.21	Additions	Disposals	Business combination	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	171,880	(118,934)	3,474,103
Trademarks		1,733,335	-	-	-	-	203,246	(55,382)	1,881,199
Non-compete agreement		110,208	19,609	(69,950)	-	-	-	(2,441)	57,426
Outgrowers relationship		4,740	-	(4,223)	-	11	-	(11)	517
Patents		3,518	-	(1)	-	-	1,978	(617)	4,878
Customer relationship		1,119,534	-	-	-	-	381,289	(160,572)	1,340,251
Software		770,399	118	(92,163)	-	240,679	19,111	(8,054)	930,090
Intangible in progress		98,716	209,007	-	-	(224,769)	525	(6,216)	77,263
		7,265,633	228,734	(166,337)	(4,026)	15,921	778,029	(352,227)	7,765,727

Amortization
Non-compete agreement	62.71%	(106,749)	(5,023)	69,950	-	-	-	2,486	(39,336)
Outgrowers relationship	19.48%	(4,425)	(145)	4,223	-	-	-	-	(347)
Patents	8.08%	(2,928)	(475)	-	-	-	(715)	294	(3,824)
Customer relationship	6.92%	(437,774)	(102,727)	-	-	-	(147,827)	66,222	(622,106)
Software	52.04%	(563,943)	(175,768)	79,091	-	(5,972)	(4,925)	6,013	(665,504)
		(1,115,819)	(284,138)	153,264	-	(5,972)	(153,467)	75,015	(1,331,117)
		6,149,814	(55,404)	(13,073)	(4,026)	9,949	624,562	(277,212)	6,434,610
(1)	Weighted average annual remaining rate.

14.1 Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”), which were defined in line with the management format. In 2023, the Company used its budget, strategic and financial planning with projections until 2028 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 11.89% p.a. to 13.62% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2024	2025	2026	2027	2028
Inflation Brazil	4.00%	3.50%	3.50%	3.40%	3.40%
Inflation - United States	2.21%	2.16%	2.16%	2.16%	2.16%
Exchange rate - BRL / USD	5.00	5.06	5.13	5.10	5.10

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

(1)	The main assumptions contained in the margin include the projected net sales and commodity cost value.

15.	Loans and borrowings

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (5)	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed / CDI	12.28% (10.72% on 12.31.22)	0.65	409,186	-	740,000	(390,582)	(37,352)	56,276	-	777,528
Certificate of agribusiness receivables (4)	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Export credit facility	CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,946	-	1,583,597
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604
				10,967,819	(2,019,866)	840,195	(1,507,590)	(804,982)	1,526,587	-	9,002,163

Foreign currency
Bonds	Fixed / FX USD	5.15% (4.91% on 12.31.22)	14.30	11,902,290	-	-	(3,672,960)	(606,725)	663,684	(726,727)	7,559,562
Export credit facility	Fixed /SOFR / FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,304)	19,122	(9,398)	158,420
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	13.13% (16.83% on 12.31.22)	1.84	514,004	-	1,683,112	(1,020,713)	(107,636)	122,454	(252,469)	938,752

				12,549,181	2,019,866	2,996,292	(5,382,350)	(874,843)	932,044	(1,146,805)	11,093,385
				23,517,000	-	3,836,487	(6,889,940)	(1,679,825)	2,458,631	(1,146,805)	20,095,548

Current				3,879,874							2,451,838
Non-current				19,637,126							17,643,710

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	The Company, reclassified the export credit facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars.
F-38

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.22
Local currency
Working capital	Fixed / CDI	10.72% (5.24% on 12.31.21)	0.6	406,962	386,844	(392,684)	(18,473)	26,902	(365)	409,186
Certificate of agribusiness receivables	IPCA	11.80% (16.57% on 12.31.21)	1.0	967,948	(242)	-	(86,620)	118,560	-	999,646
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	12.09% (15.54% on 12.31.21)	8.5	4,210,015	1,649,905	(70,000)	(258,593)	408,819	-	5,940,146
Export credit facility	Fixed / CDI	9.05% (10.87% on 12.31.21)	5.3	3,516,273	637,000	(415,706)	(272,642)	290,544	(141,914)	3,613,555

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	100,326	(98,667)	(827)	853	-	5,286
				9,112,478	2,773,833	(983,385)	(638,627)	845,799	(142,279)	10,967,819

Foreign currency
Bonds	Fixed / FX USD and EUR	4.91% (4.82% on 12.31.21)	11.0	15,544,012	-	(2,416,162)	(793,711)	724,476	(1,156,325)	11,902,290
Export credit facility	Fixed / LIBOR / FX USD	7.10% (3.43% on 12.31.21)	0.2	311,385	-	(170,051)	(7,119)	7,609	(8,937)	132,887
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	16.83% (13.35% on 12.31.21)	0.7	485,052	618,780	(412,058)	(78,844)	74,581	(173,507)	514,004

				16,343,552	618,780	(3,001,037)	(879,674)	806,613	(1,339,053)	12,549,181
				25,456,030	3,392,613	(3,984,422)	(1,518,301)	1,652,412	(1,481,332)	23,517,000

Current				3,203,068						3,879,874
Non-current				22,252,962						19,637,126

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.

The maturity schedule of the loans and borrowings is presented on note 23.1.

On December 31, 2023 and on December 31, 2022 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019 the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years, being renewed for another two years on October 26, 2022. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2023, the credit facilities were available, but unused.

15.2. Guarantees

	12.31.23	12.31.22
Total loans and borrowings	20,095,548	23,517,000
Mortgage guarantees
Related to tax incentives and other	6,604	5,286

On December 31, 2023, the amount of bank guarantees contracted by the Company was of R$207,006 (R$447,736 as of December 31, 2022) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.64% p.a. (1.92% p.a. as of December 31, 2022).

15.3.	Repurchase of senior notes

During the year ended on December 31, 2023, the Company repurchased the following senior notes: 4.75% Senior Notes due in 2024 and 4.35% due in 2026. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 4.75	USD	2024	295,363	1,521,887	-	-
BRF S.A. - BRFSBZ 4.35	USD	2026	200,000	984,580	299,282	1,448,914

(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 12.31.23.

The Company paid the amount equivalent to R$2,515,194 for the repurchase these liabilities, which includes notional, interest, premium and taxes. The repurchase generated a financial income in the amount of R$46,768 referring to the discount on the repurchase and financial expenses of R$2,175 related to financial taxes and R$9,034 with the write-off of the costs of issuance.

16.	Trade accounts payable
F-40

	12.31.23	12.31.22
Trade accounts payable
Domestic market
Third parties	10,575,915	11,595,543
Related parties	21,482	26,970

Foreign market
Third parties	2,157,491	2,723,797
Related parties	3,663	42
	12,758,551	14,346,352

(-) Adjustment to present value	(166,123)	(210,128)
	12,592,428	14,136,224

Current	12,592,006	14,128,765
Non-current	422	7,459

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance were R$4,941,716 on December 31, 2023 (R$5,794,841 on December 31, 2022).

The Company measures and record the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational components.

As from 2023, including the December 31, 2022 comparative in the amount of R$1,393,137, the Company presents all balances under the supply chain finance program within Trade accounts payable on the balance sheet, with disclosure of such balances in the note herein.

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

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Average rate (1)	12.31.22	Additions	Disposals	Transfer	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Land		139,740	9,330	(11,883)	-	1,286	(8,401)	130,072
Buildings, facilities and improvements		4,031,143	1,031,073	(675,341)	(27,655)	12,940	(26,825)	4,345,335
Machinery and equipment		47,688	241,292	(18,148)	27,655	575	(514)	298,548
Vehicles		602,116	138,388	(294,854)	-	4,992	(28,084)	422,558
Software		12,303	-	(12,303)	-	-	-	-
		4,832,990	1,420,083	(1,012,529)	-	19,793	(63,824)	5,196,513

Depreciation
Land	7.37%	(44,006)	(10,680)	11,405	-	277	1,554	(41,450)
Buildings, facilities and improvements	13.56%	(1,784,777)	(574,800)	597,221	15,686	(3,786)	14,260	(1,736,196)
Machinery and equipment	19.40%	(27,283)	(52,424)	14,795	(15,686)	(1,957)	605	(81,950)
Vehicles	35.27%	(346,907)	(179,841)	289,744	-	(7,879)	17,973	(226,910)
Software	-	(10,814)	(1,487)	12,301	-	-	-	-
		(2,213,787)	(819,232)	925,466	-	(13,345)	34,392	(2,086,506)
		2,619,203	600,851	(87,063)	-	6,448	(29,432)	3,110,007
(1)	Weighted average annual rate.

	Average rate (1)	12.31.21	Additions	Disposals	Monetary correction by hyperinflation	Exchange rate variation	12.31.22
Cost
Land		145,394	732	(2,489)	3,534	(7,431)	139,740
Buildings		3,223,625	927,818	(116,707)	18,933	(22,526)	4,031,143
Machinery and equipment		117,412	4,086	(74,193)	815	(432)	47,688
Vehicles		369,979	246,075	(5,477)	6,279	(14,740)	602,116
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	1,178,711	(266,294)	29,561	(45,129)	4,832,990

Depreciation
Land	8.95%	(36,439)	(12,334)	2,401	1,090	1,276	(44,006)
Buildings	5.16%	(1,383,968)	(510,875)	104,540	(10,225)	15,751	(1,784,777)
Machinery and equipment	25.60%	(73,385)	(27,726)	74,111	(475)	192	(27,283)
Vehicles	23.19%	(189,817)	(161,992)	4,383	(5,496)	6,015	(346,907)
Software	76.58%	(61,193)	(3,998)	54,377	-	-	(10,814)
		(1,744,802)	(716,925)	239,812	(15,106)	23,234	(2,213,787)
		2,191,339	461,786	(26,482)	14,455	(21,895)	2,619,203

(1)	Weighted average annual rate.

17.2. Lease liabilities

	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.23
Land	-	-	112,476	9,330	(6,844)	(9,404)	9,404	(1,792)	(6,475)	106,695
Buildings, facilities and improvements	-	-	2,634,074	1,031,073	(530,779)	(142,245)	268,659	(77,896)	(8,024)	3,174,862
Machinery and equipment	-	-	22,565	241,292	(34,756)	(28,660)	28,660	(3,533)	(296)	225,272
Vehicles	-	-	274,215	138,388	(168,473)	(16,677)	16,677	(16,841)	(12,271)	215,018
Software	-	-	1,604	-	(1,604)	(45)	45	-	-	-
	7.5%	7.6	3,044,934	1,420,083	(742,456)	(197,031)	323,445	(100,062)	(27,066)	3,721,847

Current			676,864							944,326
Non-current			2,368,070							2,777,521

(1)	Weighted average maturity in years.

	Weighted average interest rate (p.a.)	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.22
Land	-	-	126,293	732	(7,709)	(9,653)	9,653	(166)	(6,674)	112,476
Buildings	-	-	2,095,375	935,916	(458,434)	(102,740)	191,431	(19,395)	(8,079)	2,634,074
Machinery and equipment	-	-	45,218	4,086	(25,609)	(2,709)	2,709	(10)	(1,120)	22,565
Vehicles	-	-	192,694	246,075	(153,992)	(15,830)	15,830	(1,362)	(9,200)	274,215
Software	-	-	19,666	-	(4,102)	(249)	249	(13,960)	-	1,604
	7.2%	7.3	2,479,246	1,186,809	(649,846)	(131,181)	219,872	(34,893)	(25,073)	3,044,934

Current			471,956							676,864
Non-current			2,007,290							2,368,070
(1)	Weighted average maturity in years.

17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

12.31.23
Current	944,326
Non-current	2,777,521
2025	686,951
2026	510,645
2027	425,753
2028	285,951
2029 onwards	868,221
3,721,847

17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

F-43

	12.31.23	12.31.22	12.31.21
Variable payments not included in the lease liabilities	186,146	217,498	282,732
Expenses related to short-term leases	97,511	124,451	171,733
Expenses related to low-value assets	26,454	13,469	4,681
	310,111	355,418	459,146

18.   Share-based payment

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

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24	2,883,737	368,287	28.58
07/01/22	07/01/25	4,703,472	2,056,022	14.11
06/01/23	06/01/26	4,726,960	4,726,960	7.38
07/01/23	07/01/26	2,108,504	2,082,859	8.98
		14,422,673	9,234,128
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the year ended on December 31, 2023, is presented as follows:

Outstanding stocks as of December 31, 2021	5,395,519
Granted
Restricted stocks - July 2022	4,703,472
Exercised / Delivered:
Restricted stocks – grant of June, 2021	(189,285)
Restricted stocks – grant of June, 2020	(317,386)
Restricted stocks – grant of July, 2019	(83,175)
Restricted stocks – grant of June, 2019	(107,309)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(947,335)
Restricted stocks – grant of July, 2021	(1,554,424)
Restricted stocks – grant of June, 2020	(1,425,333)
Restricted stocks – grant of September, 2019	(22,867)
Restricted stocks - grant of July, 2019	(237,142)
Restricted stocks – grant of June, 2019	(82,203)
Outstanding stocks as of December 31, 2022	5,132,532
Granted
Restricted stocks - July 2023	2,108,504
Restricted stocks - June 2023	4,726,960
Exercised / Delivered:
Restricted stocks – grant of July, 2022	(282,887)
Restricted stocks – grant of July, 2021	(106,713)
Restricted stocks – grant of June, 2020	(149,618)
Forfeiture (1) :
Restricted stocks – grant of July, 2023	(25,645)
Restricted stocks – grant of July, 2022	(1,417,225)
Restricted stocks – grant of July, 2021	(463,260)
Restricted stocks – grant of June, 2020	(288,520)
Outstanding stocks as of December 31, 2023	9,234,128
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$203,374 (R$195,655 as of December 31, 2022) and in the amount of R$19,821 under non-current liabilities (R$15,584 of December 31, 2022). In the statement of income for the year ended on December 31, 2023 the amount recognized as expense was R$38,499 (R$29,390 for the year ended December 31, 2022).

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

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement and other criteria defined by the plan. The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, in amounts higher than those defined by legislation, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

19.1.2.	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended December 31, 2023 amounted R$26,911 (R$25,507 for the year ended December 31, 2022). On December 31, 2023, the plan had 35,644 participants (39,715 participants as of December 31, 2022).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

19.1.3.	Rollforward of defined benefit and variable contribution
F-46

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	FAF		Plan II
	12.31.23	12.31.22	12.31.23	12.31.22
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,348,786	3,121,348	21,789	20,822
Fair value of assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)
(Surplus) Deficit	(298,645)	(482,263)	(1,056)	(1,923)
Irrecoverable surplus - (asset ceiling)	298,645	482,263	1,056	1,923
Net actuarial (assets) liabilities	-	-	-	-

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	482,263	207,230	1,923	-
Interest on irrecoverable surplus	47,021	18,152	187	-
Changes in irrecoverable surplus during the year	(230,639)	256,881	(1,054)	1,923
Ending balance of irrecoverable surplus	298,645	482,263	1,056	1,923

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,121,348	3,340,497	20,822	23,981
Interest on actuarial obligations	293,231	283,241	1,935	1,997
Current service cost	18,153	23,189	-	-
Benefit paid	(233,865)	(213,804)	(1,947)	(1,838)
Actuarial losses - experience	81,782	(36,292)	460	(1,358)
Actuarial (gains) losses - economic hypotheses	68,137	(242,957)	519	(1,414)
Actuarial (gains) losses - demographic hypothesis	-	(32,526)	-	(546)
Ending balance of actuarial liabilities	3,348,786	3,121,348	21,789	20,822

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,603,611)	(3,547,727)	(22,745)	(22,298)
Interest income on assets plan	(340,252)	(301,394)	(2,122)	(1,851)
Benefit paid	233,865	213,804	1,947	1,838
Return on assets higher (lower) than projection	62,567	31,706	75	(434)
Ending Balance of the fair value of the assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)

Rollforward of comprehensive income
Beginning balance	23,190	26,741	3,385	(2,485)
Reversion to accumulated losses	(23,190)	(26,741)	(3,385)	2,485
Actuarial gains (losses)	(149,919)	311,776	(979)	2,772
Return on assets higher (lower) than projection	(62,567)	(31,705)	(75)	434
Changes on irrecoverable surplus	230,639	(256,881)	1,054	179
Ending balance of comprehensive income	18,153	23,190	-	3,385

Costs recognized in statement of income
Current service costs	(18,153)	(23,190)	-	-
Interest on actuarial obligations	(293,231)	(283,241)	(1,935)	(1,997)
Projected return on assets	340,252	301,394	2,122	1,851
Interest on irrecoverable surplus	(47,021)	(18,153)	(187)	-
Costs recognized in statement of income	(18,153)	(23,190)	-	(146)

Estimated costs for the next year
Costs of defined benefit	(19,226)	(18,153)	-	-
Estimated costs for the next year	(19,226)	(18,153)	-	-

19.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	FAF		Plan II
	12.31.23	12.31.22	12.31.23	12.31.22
Actuarial assumptions
Economic hypothesis
Discount rate	9.54%	9.75%	9.43%	9.73%
Inflation rate	3.50%	3.50%	3.50%	3.50%
Wage growth rate	4.60%	4.60%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,314	5,669	-	-
Number of beneficiary participants assisted	7,972	7,884	51	51

19.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.23		12.31.22		12.31.23		12.31.22
Composition of the fund's portfolio
Fixed income	2,607,913	71.5%	2,385,591	66.2%	20,629	90.3%	19,969	87.8%
Variable income	339,211	9.3%	421,622	11.7%	937	4.1%	1,115	4.9%
Real estate	368,391	10.1%	342,343	9.5%	23	0.1%	23	0.1%
Other	331,916	9.1%	454,055	12.6%	1,256	5.5%	1,638	7.2%
	3,647,431	100.0%	3,603,611	100.0%	22,845	100.0%	22,745	100.0%
% of nominal return on assets	9.44%		8.50%		9.33%		8.30%

19.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2024	240,517	1,954
2025	239,946	1,935
2026	239,731	1,914
2027	240,288	1,888
2028	239,854	1,859
2029 to 2033	1,223,676	8,698
Weighted average duration - in years	10.95	8.88

19.1.7.	Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2023 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	9.54%	10.54%	3,031,526	8.54%	3,729,735
Wage growth rate (1)	1.06%	2.06%	3,373,686	0.06%	3,322,461

(1)  Actual rate.

19.2.	Employee benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.23	12.31.22
Medical assistance	66,245	119,729
F.G.T.S. Penalty (1)	70,535	60,657
Award for length of service	125,991	112,225
Other	278,050	228,701
	540,821	521,312

Current	86,423	64,367
Non-current	454,398	456,945
(1)	FGTS – Government Severance Indemnity Fund for Employees.

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

19.2.3.   Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare, (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

19.2.4.   Other - Brazil

i.	Retirement compensation

On retirement, employees with more than 8 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

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

19.2.6.   Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Composition of actuarial liabilities
Present value of actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700
Net actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	119,729	195,345	60,657	53,881	112,225	98,474	228,700	203,202
Interest on actuarial liabilities	11,434	16,805	5,052	4,071	10,104	7,997	16,947	15,388
Current service costs	508	678	2,669	2,480	5,707	5,221	22,123	22,804
Past service costs	-	-	-	-	-	-	3,326	-
Benefits paid directly by the Company	(4,562)	(8,811)	(4,937)	(11,482)	(16,201)	(14,542)	(44,141)	(26,633)
Business combination	-	-	-	-	-	-	-	-
Actuarial (gains) losses - experience	(62,276)	(55,928)	5,938	13,589	12,745	17,357	103,847	15,764
Actuarial (gains) losses - demographic hypothesis	-	(12,325)	-	2,237	-	1,935	(6,504)	1,623
Actuarial (gains) losses - economic hypothesis	1,412	(16,035)	1,156	(4,119)	1,411	(4,217)	(6,747)	19,775
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	(39,501)	(23,223)
Ending balance of liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700

Rollforward of the fair value of the assets
Benefits paid directly by the Company	4,562	8,811	4,937	11,482	16,201	14,542	44,141	26,633
Contributions of the sponsor	(4,562)	(8,811)	(4,937)	(11,482)	(16,201)	(14,542)	(44,141)	(26,633)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	49,568	(34,720)	(5,071)	6,636	-	-	(84,008)	(84,050)
Actuarial gains (losses)	60,864	84,288	(7,094)	(11,707)	-	-	(90,596)	(37,162)
Exchange variation	-	-	-	-	-	-	40,331	37,204
Ending balance of comprehensive income	110,432	49,568	(12,165)	(5,071)	-	-	(134,273)	(84,008)

Costs recognized in statement of income
Interest on actuarial liabilities	(11,434)	(16,805)	(5,052)	(4,071)	(10,104)	(7,997)	(16,947)	(15,388)
Current service costs	(508)	(678)	(2,669)	(2,480)	(5,707)	(5,221)	(22,123)	(22,804)
Past service costs		-	-	-	-	-	(3,326)	-
Immediate recognition of reduction	-	-	-	-	(14,156)	(15,075)	-	-
Cost recognized in statement of income	(11,942)	(17,483)	(7,721)	(6,551)	(29,967)	(28,293)	(42,396)	(38,192)

Estimated costs for the next year
Current service costs	(19)	(508)	(3,021)	(2,669)	(6,146)	(5,707)	(30,317)	(22,804)
Interest on actuarial liabilities	(6,268)	(11,434)	(5,669)	(5,052)	(10,893)	(10,104)	(35,728)	(15,388)
Estimated costs for the next year	(6,287)	(11,942)	(8,690)	(7,721)	(17,039)	(15,811)	(66,045)	(38,192)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.

19.2.7.   Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Economic hypothesis
Discount rate	9.61%	9.73%	9.42%	9.66%	13.77%	8.71%
Inflation rate	3.50%	3.50%	3.50%	3.50%	11.75%	4.88%
Medical inflation	6.60%	6.60%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.50%	8.34%	4.88%
F.G.T.S. balance growth	N/A	N/A	3.41%	3.70%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	Vindas Álvaro's attenuated 30%
Schedule of turnover - BRF's historical	2023	2022	2023	2022
Demoraphic data
Number of active participants	1,015	13,776	92,120	91,490
Number of assisted beneficiary participants	1,415	1,610	-	-

19.2.8.   Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2024	2,016	20,718	20,704	42,985	86,423
2025	2,350	4,955	16,507	19,058	42,870
2026	2,773	5,652	16,355	20,007	44,787
2027	3,212	6,385	15,453	21,680	46,730
2028	3,603	6,237	18,939	22,861	51,640
2029 to 2033	25,324	41,929	86,808	221,431	375,492
Weighted average duration - in years	15.62	5.59	5.15	9.61

19.2.9.   Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2023, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.61%	10.61%	56,322	8.61%	78,929
Medical inflation	6.60%	7.60%	78,902	5.60%	56,260
Award for length of service
Discount rate	9.42%	10.42%	120,327	8.42%	132,249
Turnover	Historical	+3%	107,233	-3%	151,251
F.G.T.S. penalty
Discount rate	9.42%	10.42%	67,125	8.42%	74,375
Wage growth rate	3.50%	4.50%	71,226	2.50%	69,899
Turnover	Historical	+3%	59,720	-3%	86,071

20.   Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Beginning balance	399,675	400,101	526,710	628,767	358,304	357,013	130,848	131,751	1,415,537	1,517,632
Additions	100,454	116,269	359,512	408,903	55,734	59,302	-	-	515,700	584,474
Reversals	(66,405)	(86,165)	(240,152)	(332,819)	(48,480)	(67,826)	(38,016)	(903)	(393,053)	(487,713)
Payments	(164,104)	(75,249)	(270,771)	(311,047)	(43,045)	(41,064)	-	-	(477,920)	(427,360)
Interest	52,426	44,714	62,135	133,987	30,128	50,911	-	-	144,689	229,612
Exchange rate variation	(51)	5	(1,505)	(1,081)	(227)	(32)	-	-	(1,783)	(1,108)
Ending balance	321,995	399,675	435,929	526,710	352,414	358,304	92,832	130,848	1,203,170	1,415,537

Current									720,187	867,294
Non-current									482,983	548,243

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

20.1.	Contingencies with probable losses

20.1.1.   Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others, in the amount of R$87,661 (R$64,088 on December 31, 2022).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$131,271 (R$157,121 as of December 31, 2022).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF and others, in the amount of R$103,063 (R$178,466 as of December 31, 2022).

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

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2023, the total amount of contingencies classified as possible was R$18,627,512 (R$15,343,060 as of December 31, 2022), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$92,832 (R$130,848 as of December 31, 2022). The remaining possible contingencies are presented below.

20.2.1.   Tax

The tax contingencies for which losses have been assessed as possible amounted to R$16,082,532 as of December 31, 2023 (R$13,247,512 as of December 31, 2022). The most relevant cases are set forth below:

PIS and COFINS: The Company discusses alleged differences charged under PIS/COFINS on (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) disallowances of presumed credits from agro-industrial activities; (iv) credit disallowance on freight on transfer; (v) disallowances of credits for various inputs and services in view of the restriction by the Receita Federal do Brasil (“RFB”) on the concept of inputs; extemporaneous and other credits, totaling R$8,740,838 (R$7,055,855 on December 31, 2022).

ICMS: The Company is involved in disputes processes totaling R$4,042,445 (R$3,163,037 as of December 31, 2022) related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$17,464 (R$24,370 as of December 31, 2022); (ii) lack of evidence of exports in the amount of R$67,766 (R$77,163 as of December 31, 2022); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$680,058 (R$621,261 as of December 31, 2022); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$306,060 (R$276,521 as of December 31, 2022); (v) infraction notice about ICMS in Goiás relating to the disallowance of ICMS credit for the acquisition of inputs as the Tax Authorities understand that the Company made outflows subject to non-incidence, in the amount of R$210,876 (R$190,198 as of December 31, 2022); and (vi) R$2,760,221 (R$1,973,524 on December 31, 2022) related to other claims, highlighting the debts related to (a) supposed differences in tax substitution in the amount of R$673,579; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged non-compliance with ancillary obligations in the amount of R$309,704; (c) disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions in the amount of R$220,523; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4) in the amount of R$239,020 and (e) disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as use and consumption in the amount of R$ 273,644.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% in the incorporation of entities. The contingencies related to these taxes totaled R$ 1,468,810 (R$1,408,391 as of December 31, 2022).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$ 837,060 (R$779,018 as of December 31, 2022). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$ 168,212 (R$187,371 as of December 31, 2022).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$ 671,699 (R$482,687 as of December 31, 2022).

Other contingencies: The Company disputes cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax totaling R$153,469 (R$171,153 as of December 31, 2022).

20.2.2.   Labor

On December 31, 2023 the labor contingencies assessed as possible loss totaled R$304,133 (R$257,365 as of December 31, 2022).

20.2.3.   Civil and others

Civil and other (environmental, administrative, regulatory, real estate, intellectual property, etc.) contingencies for which losses were assessed as possible totaled R$2,240,847 (R$1,838,183 as of December 31, 2022) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, administrative and regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do or not to do.

21.	Equity

21.1. Capital Stock

On July 3rd, 2023 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase by the Board of Directors, from 1,325,000,000 common shares to 1,825,000,000 common shares.

On July 13, 2023 the Company's Board of Directors approved: (a) the issuance of 600,000,000 new common shares, all registered, book-entry and without par value, free and clear of any liens or encumbrances; (b) the fixing of the price per share in the amount of R$9.00. The issuance totaled R$5,400,000, of which R$600,000 will be allocated to the capital stock and R$4,800,000 will be allocated to the capital reserve. In this transaction, issuance costs in the amount of R$86,759 were recorded.

On December 31, 2023, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262.

21.1.1.	Breakdown of capital stock by nature

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

F-56

	12.31.23		12.31.22
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	842,165,702	50.06	360,133,580	33.27
Salic	180,000,000	10.70	-	-
Kapitalo Investimentos Ltda.	107,982,757	6.42	55,730,079	5.15
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	67,560,738	6.24
Management
Board of Directors	518,900	0.03	518,900	0.05
Executives	626,458	0.04	655,163	0.06
Fiscal Council	32,700	0.00	3,407	0.00
Treasury shares	3,817,179	0.23	4,356,397	0.40
Other	444,001,429	26.38	593,514,982	54.83
	1,682,473,246	100.00	1,082,473,246	100.00

21.1.2.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

Quantity of outstanding of shares
	12.31.23	12.31.22
Beginning balance	1,078,116,849	807,419,692
Issue of shares on 07.13.23 and 02.01.22	600,000,000	270,000,000
Delivery of restricted shares	539,218	697,157
Ending balance	1,678,656,067	1,078,116,849

21.2.	Capital reserves and other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

	12.31.23	12.31.22
Capital reserves	2,763,364	2,338,476
Other equity transactions	(70,106)	(77,825)
Share-based payments	203,374	195,655
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)

21.3.	Absorption of accumulated losses

On December 31, 2023 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$ 4,375,112.

21.4.	Treasury shares

The Company has 3,817,179 shares held in treasury, recorded at average cost of R$25.19, expressed in Reais, per share and corresponding market value of R$52,715 on December 31, 2023.

Quantity of outstanding of shares
	12.31.23	12.31.22
Shares at the beggining of the year	4,356,397	5,053,554
Delivery of restricted shares	(539,218)	(697,157)
Shares at the end of the year	3,817,179	4,356,397

On December 7, 2023 the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months. There were no share buybacks in 2023 under this program. In 2024, until the date of approval of these Financial Statements, 14,000,000 shares were repurchased at an average cost of R$14.01, totaling R$196,137.

22.	Earnings (loss) per share

	Continued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the period attributable to controlling shareholders	(2,028,559)	(3,115,455)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net loss per share basic - R$	(1.49)	(2.96)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	(1.49)	(2.96)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.

	Discontinued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the year attributable to controlling shareholders	-	(50,948)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net loss per share basic - R$	-	(0.05)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	-	(0.05)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.
F-58

	Continued and discontinued operations
	12.31.23	12.31.22
Basic numerator
Net loss for the period attributable to controlling shareholders	(2,028,559)	(3,166,403)
Basic denominator
Weighted average number of outstanding shares - basic	1,360,268,402	1,052,606,000
Net earnings (loss) per share basic - R$	(1.49)	(3.01)

Diluted denominator
Weighted average number of outstanding shares - diluted (1)	1,360,268,402	1,052,606,000
Net loss per share diluted - R$	(1.49)	(3.01)
(1)	Shares linked to share-based payment plans have an anti-dilutive effect in the years.

23.	Financial instruments and risk management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid for one year and is available at the Company’s website.

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
F-59

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On December 31, 2023, the non-current gross debt, as presented below, represented 87.65% (83.75% as of December 31, 2022) of the total gross debt, which has an average term higher than eight years.

The Company monitors the gross debt and net debt as set forth below:

	12.31.23			12.31.22
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,521,567)	(9,571,818)	(11,093,385)	(12,549,181)
Local currency loans and borrowings	(930,271)	(8,071,892)	(9,002,163)	(10,967,819)
Derivative financial instruments, net	32,282	470,011	502,293	(126,019)
Gross debt	(2,419,556)	(17,173,699)	(19,593,255)	(23,643,019)

Cash and cash equivalents	9,264,664	-	9,264,664	8,130,929
Marketable securities	447,878	319,995	767,873	824,775
Restricted cash	13,814	72,395	86,209	89,717
	9,726,356	392,390	10,118,746	9,045,421
Net debt	7,306,800	(16,781,309)	(9,474,509)	(14,597,598)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

	Note	12.31.23	12.31.22
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	103,558	8,726
Commodities price risk	23.2.2	5,510	108,966
Interest rate risk	23.2.3	529,830	9,517
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	154	3,939
		639,052	131,148

Current assets		109,222	120,865
Non-current assets		529,830	10,283

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(52,149)	(84,633)
Foreign exchange risk on operating income	23.2.1 ii)	(7,600)	(17,551)
Commodities price risk	23.2.2	(14,363)	(26,730)
Interest rate risk	23.2.3	-	(122,002)
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(62,647)	(6,251)
		(136,759)	(257,167)

Current liabilities		(76,940)	(82,468)
Non-current liabilities		(59,819)	(174,699)

Position of derivative financial instruments - net		502,293	(126,019)

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	12.31.23
	Book value	Contractual cash flow	2024	2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	20,095,548	29,239,484	3,360,512	2,381,197	3,865,863	3,784,178	1,507,940	14,339,794
Principal		19,856,354	2,073,011	1,355,195	2,929,729	2,984,936	939,150	9,574,333
Interest		9,383,130	1,287,501	1,026,002	936,134	799,242	568,790	4,765,461
Trade accounts payable	12,592,428	12,758,551	12,757,347	175	1,029	-	-	-
Lease liabilities	3,721,847	4,661,489	1,009,012	784,287	622,935	554,953	398,258	1,292,044
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Foreign exchange risk	59,749	59,749	59,749	-	-	-	-	-
Commodities price risk	14,363	14,363	14,363	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	62,647	18,732	-	-	-	18,732	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

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

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	12.31.23	12.31.22
Cash and cash equivalents	2,970,268	3,691,668
Trade accounts receivable	4,788,635	6,013,713
Trade accounts payable	(1,195,133)	(1,484,810)
Loans and borrowings	(8,715,484)	(12,241,309)
Other assets and liabilities, net	(30,310)	35,371
Exposure of assets and liabilities in foreign currencies	(2,182,024)	(3,985,367)
Derivative financial instruments (hedge)	2,033,346	3,721,930
Exposure in result, net	(148,678)	(263,437)

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	12.31.23	12.31.22
Chilean Pesos (CLP)	220,116	256,121
Euros (EUR)	(25,050)	(43,445)
Angolan kwanza (AOA)	97,368	53,723
Yen (JPY)	(1,241)	(3,268)
Argentinian Peso (ARS)	(3,146)	(4,614)
Turkish Liras (TRY)	76,439	214,936
U.S. Dollars (USD)	(513,164)	(736,890)
Total	(148,678)	(263,437)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial income (expenses), net an expense of foreign exchange of derivatives of R$312,201 and an expense of R$284,720 of interest and fair value of derivatives, totaling an amount of R$596,921 for the year ended on December 31, 2023 (expense of R$1,038,171 during the year ended on December 31, 2022). This derivative result offsets a foreign exchange income over assets and liabilities of R$161,162 for the year ended on December 31, 2023 (R$474,052 during the year ended on December 31, 2022).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2023 and are set forth below:

12.31.23
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Futures	BRL	USD	1st Qtr. 2024	USD	(224,250)	4.8690	(3,289)
Futures	USD	BRL	1st Qtr. 2024	USD	224,250	4.8690	3,444
Swap	USD + 4,35% p.a.	86,52% of CDI	3rd Qtr. 2026	USD	145,000	N/A	(41,087)
Swap	USD + 4.35% p.a.	CDI - 0,51% p.a.	3rd Qtr. 2026	USD	115,000	N/A	(18,732)
Non-deliverable forward	EUR	TRY	1st Qtr. 2024	EUR	5,000	31.1500	460
Non-deliverable forward	USD	TRY	1st Qtr. 2024	USD	14,900	30.6070	(2,008)
Non-deliverable forward	USD	AOA	1st Qtr. 2024	USD	10,000	860.5000	(1,041)
Non-deliverable forward	USD	AOA	2nd Qtr. 2024	USD	2,000	893.0000	(241)
Total							(62,494)

12.31.23
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)

FX and interest rate swap	USD debt	1st Qtr. 2024	FX + 7,33% p.a.	100% CDI + 2.20% p.a.	30,000	USD	(17,201)	(80,378)
FX and interest rate swap	USD debt	2nd Qtr. 2024	FX + 6.32% p.a.	100% CDI + 1,61% p.a.	130,000	USD	(34,948)	80,534
					160,000		(52,149)	156
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii) Operating income exposure

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

As a result of this protection strategy the Company recognized in the Net Revenue an income of R$303,837 for the year ended on December 31, 2023 (R$202,655 during the year ended on December 31, 2022).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2023 are set forth below:

F-63

12.31.23
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2024	USD	128,500	5.2959	52,159
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2024	USD	65,500	5.1633	14,564
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2024	USD	45,500	5.2487	11,528
Collar	USD Exports	BRL	USD	1st Qtr. 2024	USD	295,000	5.0122	15,693
Collar	USD Exports	BRL	USD	2nd Qtr. 2024	USD	40,000	5.0151	2,014
						574,500		95,958
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

During the 2nd quarter of 2023, the Bond BRF SA BRFSBZ 3.95 loan, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized revenue of R$145,328 under Other comprehensive income for the year ended on December 31, 2023 (R$87,929 during the year ended on December 31, 2022).

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2023 are set forth below:

12.31.23
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(82,409)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(96,199)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(70,185)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	33,138
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	8,639
					380,303		(207,016)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.

23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Cost of goods sold an expense of R$103,305 for year ended on December 31, 2023 (expense of R$437,324 during the year ended on December 31, 2022).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2023 are set forth below:

12.31.23
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	4,000	ton	445.83	(390)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2024	8,000	ton	458.42	(357)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2024	31,992	ton	460.11	(3,009)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2024	119,944	ton	198.28	(2,154)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2024	119,944	ton	198.57	(1,633)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2024	119,944	ton	200.93	(1,509)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	82,008	ton	199.53	(1,153)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2024	49,545	ton	1,136.19	1,106
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2024	6,001	ton	1,107.23	(918)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2024	4,001	ton	1,094.04	(451)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2024	87,750	ton	1,178.85	2,207
				633,129			(8,261)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2023 are set forth below:

12.31.23
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	69,633	ton	1,199.42	(592)
				69,633			(592)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Inventory a debit in the amount of R$95,986 on December 31, 2023 (R$18,853 on December 31, 2022); ii) Other comprehensive income a credit amount of R$322 on December 31, 2023 (credit of R$43,398 on December 31, 2022).

23.2.3.	Interest rate risk

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

As a result of this protection strategy the Company recognize in the Financial Income (Expenses), Net an income of R$328,121 for the year ended on December 31, 2023 (expense of R$281,453 during the year ended on December 31, 2022).

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2023 are presented in the table below:

12.31.23
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)

Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	30,943	8,710
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	25,580	10,238
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	63,003	(15,575)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	80,526	(89,632)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0,12% a.a.	1,000,000	BRL	177,896	54,509
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109,32% of CDI	990,000	BRL	151,881	130,182
					3,385,000		529,829	98,432
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

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

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk
F-66

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the reasonably possible scenario of commodities, Management uses as a reference the future value of assets on December 31, 2023 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, the likely scenario is referenced by external sources such as the Central Bank of Brazil (“BACEN”) and Bloomberg Focus report based on the exchange rate forecast for next year or in the absence of the latest available date.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the reasonably possible scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of December 31, 2023, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
	Remote	Possible	Reasonably	Possible	Remote
Exchange rate - Balance	- 30%	- 15%	Possible	+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000

Monetary assets and liabilities	741,601	326,928	(87,745)	(502,418)	(917,091)
Derivative instruments - not designated	(599,427)	(264,252)	70,923	406,098	741,273
Net effect	142,174	62,676	(16,822)	(96,320)	(175,818)

EUR	3.9690	4.8195	5.6700	6.5205	7.3710

Monetary assets and liabilities	13,385	5,151	(3,082)	(11,316)	(19,550)
Derivative instruments - not designated	(6,913)	(2,661)	1,592	5,844	10,097
Net effect	6,472	2,490	(1,490)	(5,472)	(9,453)

JPY	0.0263	0.0319	0.0375	0.0431	0.0488

Monetary assets and liabilities	289	85	(119)	(323)	(526)
Net effect	289	85	(119)	(323)	(526)

TRY	0.1149	0.1395	0.1641	0.1887	0.2133

Monetary assets and liabilities	(52,450)	(26,118)	214	26,546	52,878
Derivative instruments - not designated	29,584	14,731	(121)	(14,973)	(29,825)
Net effect	(22,866)	(11,387)	93	11,573	23,053

AOA	0.0041	0.0049	0.0058	0.0067	0.0075

Monetary assets and liabilities	(45,655)	(22,124)	1,406	24,936	48,467
Derivative instruments - not designated	17,061	8,268	(525)	(9,319)	(18,112)
Net effect	(28,594)	(13,856)	881	15,617	30,355

ARS	0.0019	0.0023	0.0027	0.0031	0.0035

Monetary assets and liabilities	2,160	1,949	1,738	1,527	1,316
Net effect	2,160	1,949	1,738	1,527	1,316

CLP	0.0038	0.0047	0.0055	0.0063	0.0071

Monetary assets and liabilities	(66,315)	(33,358)	(400)	32,557	65,515
Net effect	(66,315)	(33,358)	(400)	32,557	65,515

	Scenario
	Remote	Possible	Reasonably	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%	Possible	+ 15%	+ 30%
USD	3.5000	4.2500	5.0000	5.7500	6.5000

Revenue in USD	(770,577)	(339,702)	91,173	522,048	952,923
NDF	321,241	141,616	(38,009)	(217,634)	(397,259)
Collar	442,768	191,518	(12,307)	(208,500)	(459,750)
Net effect	(6,568)	(6,568)	40,857	95,914	95,914
F-68

	Scenario
	Remote	Possible	Reasonably	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%	Possible	+ 15%	+ 30%
Soybean meal - CBOT	289	350	412	474	536

Cost of sales	5,440	2,720	-	(2,720)	(5,440)
Collar	(4,628)	(2,079)	-	359	1,831
NDF	(496)	(248)	-	248	496
Net effect	316	393	-	(2,113)	(3,113)

Soybean oil - CBOT	835	1,014	1,193	1,372	1,551

Cost of sales	3,579	1,789	-	(1,789)	(3,579)
NDF	(3,579)	(1,789)	-	1,789	3,579
Net effect	-	-	-	-	-

Corn - CBOT	139	169	199	228	258

Cost of sales	26,323	13,162	-	(13,162)	(26,323)
Collar	(3,755)	(1,412)	-	343	2,282
NDF	(21,476)	(10,738)	-	10,738	21,476
Net effect	1,092	1,012	-	(2,081)	(2,565)

Corn - B3	756	918	1,079	1,241	1,403

Cost of sales	21,911	10,955	-	(10,955)	(21,911)
Collar	(15,696)	(349)	-	12,520	38,068
Future	22,039	11,019	-	(11,019)	(22,039)
Net effect	28,254	21,625	-	(9,454)	(5,882)

23.6.	Financial instruments by category

	12.31.23
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,607,257	-	-	1,607,257
Cash equivalents	-	-	7,657,407	7,657,407
Marketable securities	291,402	12,103	464,368	767,873
Restricted cash	86,209	-	-	86,209
Trade accounts receivable	4,434,070	-	337,898	4,771,968
Notes receivables	66,261	-	-	66,261
Derivatives not designated	-	-	154	154
Derivatives designated as hedge accounting (1)	-	-	638,898	638,898

Liabilities
Trade accounts payable	(12,592,428)	-	-	(12,592,428)
Loans and borrowings (2)	(15,074,206)	-	(5,021,342)	(20,095,548)
Derivatives not designated	-	-	(62,647)	(62,647)
Derivatives designated as hedge accounting (1)	-	-	(74,112)	(74,112)
	(21,181,435)	12,103	3,940,624	(17,228,708)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

	12.31.22
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,865,077	-	-	1,865,077
Cash equivalents	-	-	6,265,852	6,265,852
Marketable securities	379,145	11,752	433,878	824,775
Restricted cash	89,717	-	-	89,717
Trade accounts receivable	3,918,570	-	274,493	4,193,063
Other receivables	38,443	-	-	38,443
Derivatives not designated	-	-	3,939	3,939
Derivatives designated as hedge accounting	-	-	127,209	127,209

Liabilities
Trade accounts payable	(14,136,224)	-	-	(14,136,224)
Loans and borrowings	(16,055,704)	-	(7,461,296)	(23,517,000)
Derivatives not designated	-	-	(6,251)	(6,251)
Derivatives designated as hedge accounting	-	-	(250,916)	(250,916)
	(23,900,976)	11,752	(613,092)	(24,502,316)

23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For year ended December 31, 2023, there were no changes among the 3 levels of hierarchy.

	12.31.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	12,103	-	12,103	11,752	-	11,752
Fair value through profit and loss
Savings account and overnight	17,570	-	17,570	12,720	-	12,720
Term deposits	2,758,300	-	2,758,300	2,495,438	-	2,495,438
Bank deposit certificates	-	4,876,861	4,876,861	-	3,754,202	3,754,202
Financial treasury bills	412,107	-	412,107	364,543	-	364,543
Investment funds	21,186	-	21,186	19,018	-	19,018
Trade accounts receivable	-	337,898	337,898	-	274,493	274,493
Derivatives	-	639,052	639,052	-	131,148	131,148
Other titles	35,751	-	35,751	53,809	-	53,809
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(136,759)	(136,759)	-	(257,167)	(257,167)
Loans and borrowings	-	(5,021,342)	(5,021,342)	-	(7,461,296)	(7,461,296)
	3,257,017	695,710	3,952,727	2,957,280	(3,558,620)	(601,340)

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

F-71

			12.31.23		12.31.22
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	-	-	(1,525,727)	(1,513,221)
BRF SA BRFSBZ 3.95	USD	2023	-	-	(1,185,479)	(1,209,990)
BRF SA BRFSBZ 4 7/8	USD	2030	(2,896,104)	(2,506,390)	(3,119,390)	(2,602,599)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,209,653)	(2,398,081)	(3,463,081)	(2,503,033)
Debenture - 1st issue	BRL	2026	(830,144)	(853,640)	(768,428)	(756,718)
Debenture - 2nd issue	BRL	2027 - 2030	(2,681,294)	(3,048,882)	(2,355,427)	(2,366,883)
Debenture - 3rd issue	BRL	2031	(1,214,044)	(1,214,044)	(1,013,639)	(877,103)
Debenture - 4rd issue	BRL	2027 - 2032	(1,908,952)	(2,032,361)	(1,802,652)	(1,717,004)
BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,453,805)	(1,360,530)	(2,608,613)	(2,367,075)
			(14,193,996)	(13,413,928)	(17,842,436)	(15,913,626)

24.	Segment information

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

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

Net sales	12.31.23	12.31.22	12.31.21
Brazil
In-natura	5,914,882	5,976,960	6,002,585
Processed	20,601,576	20,878,697	18,729,686
Other sales	342,460	142,131	76,618
	26,858,918	26,997,788	24,808,889

International
In-natura	19,888,732	20,044,710	18,212,688
Processed	3,765,633	3,679,233	2,955,431
Other sales	197,399	379,192	346,585
	23,851,764	24,103,135	21,514,704

Other segments	2,904,758	2,704,105	2,019,712
	53,615,440	53,805,028	48,343,305

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

	Gross profit			Income (loss) before financial results and income taxes
	12.31.23	12.31.22	12.31.21	12.31.23	12.31.22	12.31.21
Brazil	5,916,699	3,892,719	5,350,075	1,602,298	(352,138)	1,583,899
Margin (%)	22.0%	14.4%	21.6%	6.0%	-1.3%	6.4%
International	2,121,851	3,523,769	3,767,331	(1,214,167)	403,661	942,006
Margin (%)	8.9%	14.6%	17.5%	-5.1%	1.7%	4.4%
Other segments	764,791	716,164	573,738	357,720	440,062	393,477
Margin (%)	26.3%	26.5%	28.4%	12.3%	16.3%	19.5%
Subtotal	8,803,341	8,132,652	9,691,144	745,851	491,585	2,919,382
Corporate	30,360	-	1,389	90,290	(627,874)	90,405
Total	8,833,701	8,132,652	9,692,533	836,141	(136,289)	3,009,787
Margin (%)	16.5%	15.1%	20.0%	1.6%	-0.3%	6.2%

The margins in the table above were obtained by dividing the value indicated by the net revenue of the corresponding segment.

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

Corporate	12.31.23	12.31.22	12.31.21
Results with sale and disposal of fixed assets	86,475	3,582	65,884
Reversal/(provision) for tax and civil contingencies	21,707	(50,397)	30,587
Gains (losses) with demobilization	(277)	1,398	(6,814)
Investigations involving the Company	(1,111)	(588,774)	(9,003)
Result in the sale of investments	-	-	76,148
Other	(16,504)	6,317	(66,397)
	90,290	(627,874)	90,405

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended on December 31, 2023 and 2022.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	12.31.23	12.31.22	12.31.23	12.31.22	12.31.23	12.31.22
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,783,873	1,865,390	415,904	423,846	2,199,777	2,289,236
Other segments	455,567	457,215	474,871	474,875	930,438	932,090
	3,390,938	3,474,103	1,873,253	1,881,199	5,264,191	5,355,302

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the assets.

25.   Net sales

	12.31.23	12.31.22	12.31.21
Gross sales
Brazil	32,922,332	33,325,565	30,700,510
International	25,203,968	25,253,452	22,959,318
Other segments	3,494,983	3,305,974	2,319,991
	61,621,283	61,884,991	55,979,819

Sales deductions
Brazil	(6,063,414)	(6,327,777)	(5,891,621)
International	(1,352,204)	(1,150,317)	(1,444,614)
Other segments	(590,225)	(601,869)	(300,279)
	(8,005,843)	(8,079,963)	(7,636,514)

Net sales
Brazil	26,858,918	26,997,788	24,808,889
International	23,851,764	24,103,135	21,514,704
Other segments	2,904,758	2,704,105	2,019,712
	53,615,440	53,805,028	48,343,305

26.   Other operating income (expenses), net

	12.31.23	12.31.22	12.31.21
Recovery of expenses	52,600	128,895	135,662
Provision reversal	3,434	1,462	1,143
Scrap sales	16,416	16,226	12,763
Provision for civil and tax risks	146,423	(102,539)	33,311
Other employees benefits	(18,265)	(19,519)	(52,521)
Insurance claims costs	(18,878)	(22,366)	(35,102)
Gains (losses) on the disposal and write-off of non-financial assets (1)	63,229	(3,985)	141,211
Demobilization expenses	(277)	1,398	(6,814)
Expenses with investigations	(1,112)	(588,774)	(9,003)
Expected credit losses in other receivables	(1,481)	102	(579)
Other	8,423	43,830	(8,808)
	250,512	(545,270)	211,263
(1)	Includes gain on disposal of properties linked to production and expenses of R$33,499 relating to the impairment of property, plant and equipment reclassified to assets held for sale.

27.	Financial income (expenses), net

	Note	12.31.23	12.31.22	12.31.21
Financial income
Interest on cash and cash equivalents	4	544,009	309,162	118,393
Income with marketable securities	5	93,410	126,106	79,425
Fair value through profit and loss		66,868	70,939	45,093
Amortized cost		26,542	55,167	34,332
Interest on recoverable taxes	9	434,737	307,313	289,772
Interest and financial income on other assets (3)		130,364	340,354	50,146
		1,202,520	1,082,935	537,736
Financial expenses
Interests on loans and borrowings	15	(2,156,842)	(1,851,643)	(1,635,604)
Interest on contingencies	20	(144,281)	(138,433)	(239,174)
Interest on leases	17	(323,452)	(220,406)	(226,444)
Interest on actuarial liabilities		(53,193)	(47,385)	(46,741)
Taxes on financial income		(49,531)	(26,245)	(27,755)
Put/call options result - business combinations		-	-	(278,618)
Adjustment to present value (2)	6 and 16	(1,001,451)	(976,104)	(634,047)
Other financial expenses		(407,562)	(325,549)	(243,232)
		(4,136,312)	(3,585,765)	(3,331,615)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices		161,162	474,052	(407,472)
Foreign exchange of derivatives		(312,201)	(554,217)	405,139
Interest and fair value of derivatives		(284,720)	(483,954)	(247,566)
Derivative results		(596,921)	(1,038,171)	157,573
Net Monetary Gains or Losses (1)		548,704	398,194	(797)
		112,945	(165,925)	(250,696)
		(2,820,847)	(2,668,755)	(3,044,575)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the year ended on December 31, 2023 was 13.13% p.a. (15.72% p.a. for the year ended on December 31, 2022 and 9.3% on December 31, 2021).
F-75

(3)	Includes financial income in the amount of R$46,768 (R$275,917 on December 31, 2022) relating repurchase of senior notes (note 15.2).

28.	Expenses by nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	12.31.23	12.31.22	12.31.21
Costs of sales
Raw materials and supplies	33,474,310	34,930,469	29,279,943
Salaries and employees benefits	5,161,849	4,690,868	4,280,574
Depreciation	2,448,711	2,319,631	2,080,306
Amortization	210,288	185,852	150,514
Other	3,486,581	3,545,556	2,859,435
	44,781,739	45,672,376	38,650,772

Sales expenses
Indirect and direct logistics expenses	3,691,443	3,415,266	2,698,526
Marketing	802,754	801,194	718,151
Salaries and employees benefits	1,697,652	1,548,788	1,480,314
Depreciation	382,267	341,009	345,624
Amortization	82,911	68,317	94,332
Other	797,136	892,574	721,303
	7,454,163	7,067,148	6,058,250

Administrative expenses
Salaries and employees benefits	366,142	319,187	395,892
Fees	65,417	46,602	68,378
Depreciation	41,710	33,896	35,193
Amortization	58,894	43,000	40,385
Other	225,673	202,142	283,112
	757,836	644,827	822,960

The Company incurred in expenses with internal research and development of new products of R$48,041 for the year ended December 31, 2023 (R$33,389 for the year ended December 31, 2022).

29.   Related parties

	Accounts receivable		Trade accounts payable
	12.31.23	12.31.22	12.31.23	12.31.22
Marfrig Global Foods S.A.	7,945	11,251	(24,838)	(26,970)
Marfrig Chile S.A.	2,563	2,258	(195)	(42)
Quickfood S.A.	24,852	18,531	-	-
Marfrig Alimentos S.A.	-	98	-	-
Weston Importers Ltd.	366	-	-	-
MFG Agropecuária Ltda.	1	-	-	-
Pampeano Alimentos S.A.	473	217	(112)	-
Total	36,200	32,355	(25,145)	(27,012)

	Sales			Purchases
	12.31.23	12.31.22	12.31.21	12.31.23	12.31.22	12.31.21
Marfrig Global Foods S.A.	61,320	76,553	89,311	(472,903)	(572,357)	(328,956)
Marfrig Chile S.A.	12,790	15,273	4,866	(1,290)	(1,187)	(93)
Quickfood S.A.	95,631	84,875	38,058	-	-	-
Marfrig Alimentos S.A.	-	242	139	-	-	-
Weston Importers Ltd.	1,536	-	-	-	-	-
Pampeano Alimentos S/A	866	237	-	(112)	-	-
Total	172,143	177,180	132,374	(474,305)	(573,544)	(329,049)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2023 the balance of these transactions was R$1,132,634 (R$2,156,987 as of December 31, 2022).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2023 the total amount of lease payments was R$21,936 (R$22,241 for the year ended December 31, 2022).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

On March 27, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its second issue of 2.100,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value is R$0,1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	12.31.23	12.31.22	12.31.21
Salary and profit sharing	61,427	35,547	61,088
Short-term benefits (1)	266	1,263	1,149
Private pension	800	834	1,189
Termination benefits	8,413	1,237	2,118
Share-based payment	14,923	27,210	29,198
	85,829	66,091	94,742
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$16,917 for the year ended December 31, 2023 (R$18,072 for the year ended December 31, 2022).

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

For the year ended December 31, 2023, the government grants totaled R$349,390 (R$337,980 for the year ended December 31, 2022), which were registered in the statement of income (loss) as Net sales, Cost of sales and Other operating income (expenses), net, according to the nature of each grant.

31.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On December 31, 2023, firm purchase commitments totaled R$5,023,227.

32.	Insurance coverage

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

		12.31.23
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,368,290
Transport of goods	Coverage of goods in transit and in inventories.	783,019
Civil responsability	Third party complaints.	387,304

Each legal entity has its own coverages, which are not complementary.

33.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2023:

(i)	Capitalized loan interest: for the year ended December 31, 2023 amounted to R$56,871 (R$93,261 for the year ended December 31, 2022).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for year ended on December 31, 2023 amounted to R$1,420,083 (R$1,178,711 for the year ended December 31, 2022).

(iii)	Leniency Agreement: in the 2nd quarter of 2023, the amount of Leniency Agreement, updated according to the agreement, was settled, as follows: (i) 70% with tax losses in the amount of R$435,128 (note 10.1); (ii) 30% with PIS and COFINS and IRPJ tax credits in the amount of R$186,483 (notes 9.2 and 9.4).

34.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on April 18, 2024.

