Form 20-F
period 2024-12-31
BRF S.A.
filed 2025-04-30
CIK 1122491

As filed with the Securities and Exchange Commission on April 30, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

At December 31, 2024, there were 1,682,473,246 common shares, with no par value, outstanding.

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

Large accelerated filer☒	Accelerated filer☐
Non-accelerated filer☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ii

iii

PART I.

INTRODUCTION

Unless otherwise indicated, all references herein to (1) “BRF” are references to BRF S.A., a corporation organized under the laws of the Federative Republic of Brazil, or Brazil, (2) the “Company,” “we,” “us,” “our” or “our company” are references to BRF, together with its consolidated subsidiaries, and (3) “common shares” are references to the BRF’s authorized and outstanding common stock, designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to the United States dollar. All references to “euro” or “EUR” or “€” are to euros, the official currency of the Eurozone in the European Union. All references to “TRY” are to the Turkish lira, the official currency of Türkiye. All references to “SGD” are to the Singapore Dollar, the official currency of Singapore. All references to “SAR” are to the Saudi riyal, the official currency of Saudi Arabia. All references to “ARS” are to the Argentine Peso, the official currency of Argentina. All references to “yen” are to the Japanese Yen, the official currency of Japan. All references to “Angolan kwanza” are to the official currency of Angola. All references to “CLP” are to the Chilean Peso, the official currency of Chile.

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

We prepared our annual consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards Accounting Standards as issued by International Accounting Standards Board, or IFRS Accounting Standards. We have made rounding adjustments to reach some of the figures included herein. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

These factors include: (i) uncertainty, volatility and disruption in the global markets caused by rising inflation, increasing interest rates, supply chain disruptions, tight labor markets, volatility in commodity prices, energy crisis and geopolitical instability resulting, among other things, from the invasion of Ukraine by Russia and the war in the Middle East, (ii) the risk of outbreak of animal diseases and of pandemics, epidemics and similar crises (like the COVID-19 pandemic) particularly in Brazil and our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts on our business, operations, cash flows, prospects, liquidity and financial condition, (iii) health and food safety risks related to the food industry, (iv) the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes, (v) risks related to climate change, (vi) the risk of any shortage or lack of water or other raw materials necessary for our business, (vii) the risk of cybersecurity breaches, (viii) more stringent trade barriers in key export markets and increased regulation of food safety and security, (ix) compliance with various laws and regulations, (x) general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with corruption and other investigations and uncertainties related to the ability of the elected government to continue promoting economic and financial reforms in the country, any of which may negatively affect growth prospects in the Brazilian economy as a whole, (xi) the potential unavailability of transportation and logistics services, (xii) the implementation of our principal operating strategies, including through divestitures, acquisitions or joint ventures, (xiii) risks related to new product innovation, (xiv) strong international and domestic competition, (xv) risks related to labor relations, (xvi) the protection of our intellectual property, (xvii) the risk that our insurance policies may not cover certain of our costs, (xviii) our ability to recruit and retain qualified professionals, (xix) risks related to our indebtedness, (xx) interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies, (xxi) the direction of our future operations, (xxii) the existence of a controlling shareholder, who has the ability to take action not aligned with other shareholders or to dispose of all or any portion of the common shares and ADRs it holds, and (xxiii) other factors identified under “Item 3. Key Information—D. Risk Factors.”

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

Our business may be adversely affected by changes in Brazilian and global economic and political conditions, which may result in increased volatility in our markets. Global markets have experienced economic uncertainty, volatility and disruption due to ongoing conflicts such as the Russian Ukrainian war and various Middle East tensions. Additionally, U.S. tariff policies, the decoupling of the Chinese and U.S. economies, and the weakening of multilateralism in trade further exacerbate global trade uncertainties. These geopolitical tensions collectively contribute to market volatility, disrupt supply chains, and create an unpredictable economic climate, posing substantial challenges for businesses operating on a global scale that can lead to:

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

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers. In addition, in the event there is a slowdown or disruption of the global and local supply chains, we may face interruptions in our production if we are not able to proactively manage our inventory and enter into strategic partnerships with suppliers. A delay in the transit time of our shipments would impact the availability of our products in the relevant consumer markets and increase our cost of capital employed as a result of larger inventories and longer accounts receivable turnover, therefore impacting our results of operations and financial position.

Geopolitical and economic risks have also increased over the past few years as a result of constant intensification of trade tensions between the United States and China, Brexit, and the rise of populism. The complexity of commercial relationships and the change in the tariff policies can result in fluctuations on our transportation and logistics costs. Global supply chains, on which we heavily rely, may also face additional challenges, requiring effective mitigation strategies. Growing tensions may lead, among others, to the weaking of multilateral regime of world economy and WTO rules, a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition and results of operations.

Economic and political uncertainty in the United States may also create uncertainty in the Brazilian economy. In November 2024, Donald Trump was elected U.S. president. Trump’s administration will result in changes in legislation, regulation and government policy that could significantly impact our business, the relationship between Brazil and the United States as well as the markets in which we compete in the United States.

On April 2, 2025, President Donald Trump announced the implementation of global reciprocal tariffs between 10%-50%. Later, President Donald Trump announced the suspension of new tariffs for 90 days and raised the tariffs applied to China to 145%. These tariffs are expected to impact global growth prospects and increase inflation, with potential effects amplified by a shift toward global economic fragmentation beyond direct retaliation against the US. President Donald Trump’s global reciprocal tariffs represent a new phase in US trade and economic policy, aiming to create a durable tariff wall around the country to address what it is seen to be as trade imbalances.

Countries around the globe (including China and EU members) are planning or have already implemented retaliation tools against the United States. China, for example, applied 125% retaliatory tariffs over US imports.

Also, environmental cooperation, in turn, including funds to combat deforestation and other green investments, can also face more difficulties. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate their impact. To the extent changes in the U.S. political environment have a negative impact on us or on our markets, our business, financial condition and results of operations could be adversely affected.

We are continuing to monitor the situation in Russia, Ukraine, the Middle East, and globally, and assess its potential impact on our business. The ongoing geopolitical tensions, including contribute to significant market volatility and disrupt global supply chains. The weakening of multilateralism in trade further exacerbates these uncertainties. Any of these factors could adversely affect our business, prospects, financial condition, and operating results. These disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and disease control. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (i) in the case of hogs and certain other animals, foot-and-mouth disease, influenza, and African swine fever and (ii) in the case of poultry, avian influenza or H5N1, and Newcastle disease. In addition, if diseases like the Porcine Reproductive and Respiratory Syndrome, or PRRS, which broke out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea, or PEDV, which broke out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever, which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. There have been outbreaks of classical swine fever in Brazil, and an occurrence of such outbreaks in the free zones where we source our hogs for production could require us to dispose the affected hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza, or HPAI, in recent years. In 2024, the Pan American Health Organization reported 39 new outbreaks of HPAI in the Americas, 18 new outbreaks in Asia and 26 new outbreaks in Europe. In a small number of highly publicized cases, avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. According to the Brazilian Ministry of Health (Ministério da Saúde), since 2003, 874 HPAI human infections have been reported to the World Health Organization, or WHO, of which 458 resulted in death. In the Americas, three cases of human infection have been identified: one in the United States in April 2022, one in Equador in January 2023 and one in Chile in March 2023. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including disposal of afflicted poultry flocks.

The Pan American Health Organization has issued an alert in response to the increasing detection of outbreaks of avian influenza in birds in ten countries of the Americas region. Since 2022, the Americas region have been experiencing an increase in cases of HPAI involving poultry and non-poultry birds, including mainly Canada, the United States and Mexico. According to the Brazilian Ministry of Agriculture and Livestock (Ministério da Agricultura e Pecuária), or MAPA, 166 cases of avian influenza have been registered in Brazil (163 in wild birds and 3 in subsistence poultry). However, none have been registered in commercial poultry, and there are no records of contamination from the consumption of properly prepared chicken or eggs, according to the WHO.

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

On July 17, 2024, Brazilian authorities identified an outbreak of Newcastle disease at a commercial poultry farm in the municipality of Anta Gorda, in the state of Rio Grande do Sul. This farm is a part of our integrated chain. On July 18, 2024, MAPA notified the World Organization of Animal Health, or WOAH, about the outbreak of Newcastle disease. Newcastle disease affects both domestic and wild birds, resulting in high mortality rates. In response to the outbreak, MAPA established a zoosanitary emergency area and implemented rigorous control and surveillance measures within a 10-kilometer radius of the affected area to prevent the disease’s spread. As a result of this outbreak, the Brazilian Federal Government placed a preventive embargo on sales of chicken meat, eggs, and other poultry products to over 40 countries, including China, members of the European Union, Argentina and Japan. On July 25, 2024, after further investigations, the MAPA notified WOAH about the disease focus eradication and on October 24, 2024, the WOAH recognized the Newcastle disease freedom self-declared by Brazil. Upon containment of the outbreak, Brazil lifted the trade restrictions and resumed its poultry exports to most markets, but Bolivia, China, Chile, Macedonia, Mexico, Namibia and Türkiye have continued not to import from Rio Grande do Sul.

Further outbreaks of avian influenza, Newcastle disease or other highly contagious diseases in Brazil or anywhere in the world could have a negative impact on the consumption of poultry in our key export markets, and a significant outbreak would negatively affect our results of operations and financial condition. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of animal diseases, or increasing concerns about these diseases, may have a material and adverse effect on our company.

Health and food safety risks related to our business and the food industry could adversely affect our production and shipping processes as well as our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering and sabotage, the possible unavailability and expense of liability insurance, public perception of product safety for both the industry as a whole and also our products specifically, but not exclusively, as a result of disease outbreaks or the fear of such outbreaks, the potential cost and disruption of a product recall and possible impacts on our image and brands. Among such risks are those related to raising animals, including disease and adverse weather conditions. For example, according to the World Organization for Animal Health, in recent years there has been an increase in contamination concerns related to avian influenza and African swine fever, including in cattle and other mammals, with alert levels considered high. Biosafety concerns could cause certain markets to close and lead to production, shipping and sales disruptions in Brazil and our export markets.

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

Natural disasters or extreme weather, including as a result of climate change may negatively affect our business and results of operations.

According to the 20th Global Risks Report published by the World Economic Forum in January 2025, risks related to extreme weather are considered among the most pressing for the world in the short term (i.e., 2024 and 2025) and for the next 10 years. Following the adoption of the Paris Agreement in 2015, measures to reduce greenhouse gases that are seen as the cause of climate change have been promoted globally. As the participating nations agreed on the target to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels at the UN Climate Change Conference in Glasgow (COP26) held in 2021, and such target was reaffirmed at every COP held since then, governments and others have been accelerating their measures to counter climate change. However, according to the First Global Stocktake Report on the implementation of the climate landmark agreement released by UN Climate Change in December 2023, despite increased efforts by some countries, actions carried out so far are insufficient to limit the global temperature rise to within 1.5 degrees Celsius and meet the goals of the Paris Agreement. In an effort to keep this target within reach, nearly 200 parties participating in the COP28, including Brazil, agreed to a deal that calls for transitioning away from fossil fuels in energy systems, so as to achieve net zero by 2050. Therefore, addressing climate change risks, among various environmental and social issues, has become increasingly important.

Brazil’s nationally determined contribution (NDC) is to reduce greenhouse gases by 48% in 2025, 53% in 2030 and between 59% and 67% in 2035, in comparison to 2005 levels. New secretariats were created with a focus on the climate agenda, bioeconomy and the fight against deforestation. The goal is to fight climate change, increase the use of sustainable bioenergy and renewable energy sources, define guidelines for Net Zero and implement initiatives for the protection of biodiversity.

Natural disasters or extreme weather, including floods, earthquakes, excessive cold or heat, hurricanes or other storms, as well as any interruption at our plants that may require the temporary re-allocation of plant functions to other facilities could, among other things, impair the health or growth of poultry and pork or interfere with our operations due to power outages, damage to our production and processing facilities or disruption in transportation channels or information systems. Considering that climate change contributes to food production insecurity and threatens community nutrition, we take into consideration the potential effects of climate change on our operations and supply chain, and we recognize vulnerabilities associated with natural resources and agricultural products that are essential for our activities. The main risks to our business that we have identified with respect to climate change relate to the changes in temperatures (global warming) and rainfall, including drought and natural disasters (such as flooding and storms, for example the floods caused by excessive rain and extreme weather in the state of Rio Grande do Sul in May, 2024), which may affect agricultural productivity, animal welfare and the availability of water and energy.

These changes may adversely affect our operating costs and results of operations, including raising the price of agricultural commodities as a result of long periods of drought or excessive rainfall, increasing operating costs to ensure animal welfare, increasing the risk of rationing and raising the price of electricity. We may fail to effectively implement programs or obtain appropriate environmental or sustainability certifications related to reducing our exposure to climate change, which may adversely affect our business and results of operations in the future. In February 2023, a 7.8 magnitude earthquake occurred in Türkiye causing severe damage to infrastructure in various areas of the country. As a result, there have been supply chain and workforce disruptions, which have adversely affected our operations in the country.

We are also subject to regulatory changes, such as carbon pricing or taxation, and changes in legislation for greenhouse gas emissions at the domestic and international levels. Any changes in carbon pricing or taxation and changes in legislation for greenhouse gas emissions may increase our costs and adversely affect our results of operations.

On December 20, 2024, President Luiz Inácio Lula da Silva signed into law Law 15,042, creating the SBCE (Brazilian Greenhouse Gas Emissions Trading System), the country’s regulated carbon market. Its implementation will take place in stages, and the system is expected to take around five years to be fully implemented. The SBCE will operate as a cap-and-trade system, in which its managing body will be responsible for proposing—and the Interministerial Committee on Climate Change (CIM) will be responsible for approving—thresholds for greenhouse gas (GHG) emissions applicable to regulated operators, and the number of Brazilian Emission Quotas (CBEs) (i.e., allowances) to be allocated among such operators. Mandated operators must then carry out a periodic reconciliation, in which the level of net emissions reported by an operator must correspond to the number of CBEs (or other assets that are part of the SBCE) it holds. Operators capable of reducing their emissions will be able to sell excess CBEs, while operators that emit above the initially allocated CBE threshold will have to acquire such assets under the SBCE. Since only primary production was carve-out from the obligations (i.e. production of agricultural inputs or raw materials), BRF’s operations will be subject to regulation and compliance with the obligations imposed in the SBCE, with a potential financial impact if the emission limit is not met.

Our results of operations are subject to cyclicality and volatility affecting the prices of commodities, poultry and pork, which could adversely affect our entire business.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, oil, hogs, packaging (resin, petrol), food ingredients, animal feed ingredients and other raw materials, as well as the selling prices of our poultry and pork. These prices are determined by supply and demand, which may fluctuate significantly, and other factors over which we have little or no control. For example, the war in Ukraine brought a significant increase in the prices of agricultural commodities such as corn, wheat and soybeans, in part caused by the increase in the use of these commodities for energy generation purposes, reducing the supply for international consumption. This directly affected our costs and increased volatility in our margin. Additionally, the price of poultry also increased as a result of the war, considering Ukraine is an important player in poultry production. In 2024, we have benefited from both lower prices of grains and higher prices of animal protein in the international markets. However, since the end of 2024, corn prices have been rising. If the prices of corn and potentially other grains continue to rise, and protein prices start falling significantly, our profitability levels may be adversely impacted. The war in the Middle East could further increase production and transportation costs for both food and fertilizers if it causes an oil price spike. Other factors that affect supply and demand include, among others, fluctuations in local and global poultry and hog production levels, environmental and conservation regulations, economic conditions, new variants of COVID-19 and/or a new virus of global magnitude, animal and crop diseases, cost of national and international freight and exchange rate and interest rate fluctuations. In addition, prices are also constantly affected by weather, climate events and seasonality, fertilizers prices, biofuel policies, export taxes, as well as political and trade disputes around the world, expectations and/or uncertainty about the future. Any changes in raw material prices may have major impact on our business.

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

In the last century, water use has grown globally. According to the OECD Environmental Outlook to 2050: The Consequences of Inaction – Key Facts and Figures, by 2050 water scarcity will affect more than 40% of the global population, with approximately 2.3 billion people around the world expected to be living in water-stressed areas if no action is taken. Water is an essential resource for our businesses and is used in the production of grains and other agricultural inputs required for our production processes. The industrial use of water may also adversely affect its availability. In some of our units in the Brazilian states of Santa Catarina and Goiás and also in our unit in Türkiye, we experienced a reduction in water supply in the last ten years. To manage the shortage in water and maintain our regular operations, we incurred incremental costs, to obtain water from more abundant river basins that are located further from our production facilities (sometimes using water trucks). As a result, the shortage or lack of water, including the increasing risk of droughts in the regions where we operate and associated costs to minimize the impact on our operations, represent a critical risk for our business and may materially and adversely affect our business and results of operations. We are also subject to restrictions on the volume of water that we can collect from the environment under our water usage permits, which may be lower than the actual water demands of our business in these areas. In the event we cannot collect enough water to meet our operational demands, due to restrictions under water permits or otherwise, our business and results of operations may be materially adversely affected.

The procedures that we have developed to reduce our water consumption and increase water reuse in order to comply with applicable rules and regulations, and to minimize our impact on the environment and the community, may prove to be ineffective or insufficient. Additionally, we assess water shortage risks in the locations where we operate in order to understand the specific impacts of our business on these regions and consequently reduce our water consumption and exposure to risks of water shortages in the applicable unit. The river basins in the region of industrial activities and the characteristics of the use of water resources are analyzed in order to understand growth in local demand and anticipate risks. The methods we employ to analyze the water vulnerability of our industrial plants, as well as our assessments of the micro and macro watersheds in the regions in which we operate and the industrial activities and characteristics of the use of water resources, may be inaccurate in understanding local water demand growth. We may also fail to accurately assess the water supply or anticipate water-related risks, and the increased industrial use of water by water-intensive businesses may also adversely affect the continuing availability and quality of water in Brazil. This may result in us or our key suppliers encountering water shortages. Any of these factors may materially adversely affect our business and results of operations.

Breaches, disruptions or failures of our information technology systems, including as a result of cybersecurity attacks, could disrupt our operations and negatively impact our business and reputation.

Information technology is an important part of our business operations and we increasingly rely on information technology systems to manage business data and improve the efficiency of our production and distribution facilities and inventory management processes. We also use information technology to process financial information and results of operations for internal reporting purposes and to comply with regulatory, legal and tax requirements. In addition, we depend on information technology for digital marketing and electronic communications between our facilities, personnel, customers and suppliers. We also process personal data for our employees and customers. We depend on cryptography technology and electronic authentication programs provided by third parties to securely process the collection, storage and transmission of confidential information, including personal data.

Our information technology systems may be vulnerable to a variety of interruptions and cybersecurity threats and incidents. There are numerous and evolving risks related to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. Computer hackers and others routinely attempt to breach the security of information technology systems and to fraudulently induce employees, customers and other third parties to disclose information or unwittingly provide access to systems or data. Successful cybersecurity attacks, breaches, employee malfeasance, or human or technological error may result in, for example, unauthorized access to, disclosure, modification, misuse, loss or destruction of data or systems, including those belonging to us, our customers or third parties; theft of sensitive, regulated or confidential data including personal information; the loss of access to critical data or systems through ransomware, destructive attacks or other means; transaction error; business delays; and service or system disruptions. In the event of such actions, we, our customers and other third parties may be exposed to potential liability, litigation, and regulatory or other government action, the loss of existing or potential customers, loss of sales, damage to brand and reputation and other financial loss. In addition, if we are unable to prevent security breaches, we may suffer financial and reputational damage or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, consumers or suppliers. The cost and operational consequences of responding to cybersecurity incidents and implementing remediation measures may be significant and may not be covered by insurance. Our cybersecurity risk also depends on factors such as the actions, practices and investments of customers, contractors, business partners, vendors and other third parties.

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

Some countries, such as Russia and South Africa, have a history of erecting trade barriers on imports of food products. Also, the European Union has adopted a quota system for certain poultry products and prohibitive tariffs for certain products that do not have quotas in order to mitigate the effects of Brazil’s lower production costs on European producers. More recently, the European Union and the United Kingdom have been discussing and already applying certain regulations related to sustainability that may result in additional trade barriers, such as the Due Diligence on Deforestation and the Carbon Tax Adjustment Mechanism. There is a trend in relevant markets to enforce environmental-related regulations that might adversely affect our results in the future if we fail to comply with them. The United Kingdom Environment Act was adopted on November 9, 2021, laying down a framework to address deforestation, pursuant to which a regulated person or entity must not use a commodity associated with forest risk or derived product in its commercial activities. Likewise, the EU Deforestation Regulation, which will come into force on December 30, 2025, requires companies trading in seven commodities (cattle, cocoa, coffee, oil palm, rubber, soya, and wood) as well as products derived from these commodities to conduct extensive due diligence to ensure deforestation-free supply chains. The U.S. Department of State opened a public consultation, from October to December 2022, entitled “Request for Stakeholder Input on Options for Combating International Deforestation Associated with Commodities”, which may result in the discussion or creation of specific legislation on the matter. The bill of the U.S. FOREST Act of 2021, currently under review by the U.S. Congress, would prohibit the importation of products made wholly or in part of six listed commodities – palm oil, soybeans, cocoa, cattle, rubber, and wood pulp – produced on land illegally deforested after the date the law comes into effect. These regulations or related laws, in particular those included in the “Farm to Fork Strategy” of the European Union, as well as related regulations in other countries inspired by these policies, may impose a greater compliance burden on us and negatively affect our operations and our results.

Other countries have also imposed trade barriers against our products. For example, in 2021, the South African government opened up an anti-dumping investigation against certain Brazilian poultry exporters (we are not being investigated), which resulted in the imposition of new restrictive measures towards Brazilian exporters. The South African government imposed a 265% provisional tariff for companies that did not file for an individual defense, which was our case. On August 1, 2022 the dispute settlement system of the existing bilateral agreement with the Southern African Customs Union (SACU) decided in favor of the European Union on a dispute against South Africa over a safeguard measure that included an extra import tariff for frozen chicken of 35.3%. After this decision, the South African government decided to suspend the application of the import tariffs under the anti-dumping investigation affecting all exporters, including us, for a period of 12 months. However, in August 2023 the anti-dumping tariffs on Brazilian chicken were restored and are currently affecting Brazilian chicken exports to South Africa. There can be no certainty that local governments will not impose further restriction on poultry and/or food trade.

We face other risks from a sanitary perspective. For example, African swine fever or HPAI in some countries in the Americas carry along with them the risk of market closures in case of an outbreak in Brazilian territory. Especially toward the end of 2022, the Americas region experienced an upsurge in cases of HPAI in certain countries, including Canada, the United States, Mexico, Colombia, Chile, Venezuela and Peru. As a result, certain countries suspended imports from Brazil, and there is a possibility that other countries may follow or suspend imports from some Brazilian regions where outbreaks are recorded. If cases of HPAI are confirmed within the Brazilian territory, it is uncertain how our export markets will react, considering that any restriction on imports from Brazil might have a negative impact on our business. Furthermore, in July 2024, MAPA detected the outbreak of Newcastle disease in poultry that affected one third-party broiler farm in the state of Rio Grande do Sul. As a result, the Brazilian Federal Government placed a preventive embargo on sales of chicken meat, eggs, and other poultry products to over 40 countries, including China, members of the European Union, Argentina and Japan. On October 24, 2024, the WOAH recognized the Newcastle disease freedom self-declared by Brazil. Upon containment of the outbreak, Brazil lifted the trade restrictions and resumed its poultry exports to most markets, but China, Chile, Macedonia, Namibia and Türkiye have continued not to import from Rio Grande do Sul. For more information, see “—Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.”

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

Trade disputes between other countries also create uncertainties that may adversely affect Brazilian exports and our operations. For instance, the United States and China has been engaged in a trade dispute since 2018, which since has affected the global economy and prices of certain of our raw materials, including corn, soy meal and soybeans. On January 1, 2020, the United States and China signed the first phase of a trade agreement that was expected to alleviate the tensions between the two countries, but expired in December 2021 with almost all of the two sides’ tariffs in place. A second phase of the agreement is expected to be even more difficult to achieve. The Biden administration has not withdrawn tariffs on Chinese imports, and the United Sates is expected to maintain the 25% tariffs on a wide range of US$250 billion of Chinese industrial goods and components used by the U.S. manufacturing sector. There can be no assurances that the trade dispute will be fully resolved and that the global economy (as well as prices of certain of our raw materials) will not be further affected by it. The U.S. agribusiness sector, on the other hand, largely benefited from the agreement, with a significant increase in poultry and pork exports, the reopening of the Chinese market to U.S. poultry exports, which had been halted since 2015 due to an avian influenza outbreak, and the accreditation of over 1,000 U.S. plants. These factors have positively affected the United States’ market share of Chinese agricultural imports, which in turn has negatively affected Brazil’s market share. We cannot control whether commercial tensions between China and the United States will increase again, or whether our business will be adversely affected as a result. Both improvements in the countries’ commercial relations and new mutually beneficial trade agreements at the expense of other countries may have a material adverse effect on our results of operations.

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

The Chinese government has in the past suspended exports of poultry and pork from our Lucas do Rio Verde-MT plant and of poultry from our Marau-RS plant, which were later resumed. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations— Effects of Trade and Other Barriers—Non-Tariff Barriers— Sanitary barriers.” Furthermore, China announced the end of the 8% special pork import tariff, implemented in 2019, and the consequent return to the normal 12% tariff as of January 1, 2022. The end of the special tariff was a response of the Chinese government to the return of the local price of hogs to its normal levels. Based on Boyar’s estimation (data from January 2025), the total import volume of pork and its by-products in 2024 was 2.29 million tons, a 15.7% decrease when compared to 2023.

A decrease in our ability to export our products to key markets may result in a material adverse impact on our business, financial condition and results of operations.

We are subject to risks associated with failure to comply with the applicable data protection laws, and we may be negatively affected by the imposition of fines and other types of sanctions.

We are subject to several data protection laws in the jurisdictions in which we operate including, but not limited to, the LGPD, the GDPR, Türkiye’s Law on the Protection of Personal Data No. 6698 dated April 7, 2016, or the LPPD and China’s Personal Information Protection Law dated August 20, 2021, or the PIPL. Specifically with respect to Brazil, the LGPD provides, among other things, for the rights of the owners of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, obligations, requirements regarding security incidents, leaks and data transfers, as well as the creation of the Brazilian National Data Protection Authority, or the ANPD.

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

Our manufacturing facilities and products are subject to governmental inspections and extensive regulation in the food safety area, including governmental food processing controls in all countries in which we operate. We incur significant costs in connection with our efforts to comply with applicable food safety and processing rules. Changes in regulations required from Brazilian government authorities and the markets in which we operate relating to food safety or animal welfare could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. In particular, in January 2025, a new Brazilian regulation on animal welfare was implemented, which required our incurring in adaptation costs in our facilities during 2024. Our products are often inspected outside of Brazil by foreign food safety authorities, and any failure to pass those inspections could result in us being required to return all or part of a shipment to Brazil, recall certain products, dispose of all or part of a shipment or incur costs because of delays in delivering products to our customers. We have adopted various international animal welfare standards to address our customers’ expectations. Any tightening of food safety or animal welfare regulations could result in increased costs and could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We have incurred, and will continue to incur, in operating expenses and capital expenditure requirements to comply with these environmental laws and regulations. For example, we have been following the discussions on the regulation of the carbon market in Brazil to anticipate the potential operational costs resulting from this market. In December 2024, Law No. 15,042 was enacted, creating the Brazilian Emissions Trading System (SBCE). The implementation of the SBCE will occur in phases, with the expectation that the system will be fully operational in about five years. This law sets limits on greenhouse gas (GHG) emissions for corporations, requiring companies that exceed these limits to trade allowances to compensate for the excess, in order to be in compliance with the regulation, under the penalty of fines and even restrictions. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance may increase from current levels and may adversely affect the availability of funds for capital expenditures and other priorities. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, may result in increased costs and expenses.

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

Our operations are largely dependent on electricity.

Our fixed costs include energy-related expenses. Energy costs have historically fluctuated significantly over time – with significant increases being experienced during droughts or diversion of water for other purposes as the Brazilian energy matrix is mostly supported by hydroelectric power plants – and increases in energy costs could result in reduced profits. A significant interruption in energy supply or outright loss of energy at any of our facilities could also result in a temporary disruption in production and delivery of products to customers and additional costs, materially adversely affecting our results of operations.

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

On June 30, 2023, the Brazilian Federal Supreme Court, or STF, rendered null and void certain parts of Law No. 13,103/2015, or the Truck Driver’s Law, relating to working hours and daily and weekly resting periods. This decision has increased truck drivers’ hiring costs. Although we have been able to adjust our operations to offset the increase in freight costs as a result of the STF ruling, we are currently monitoring such raise in freight costs and may in the future be required to obtain additional fleet to support our operations, which could have an adverse impact in transportation productivity and in our operating results.

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

To support the operations of our industrial plants, we must hire and retain enough workers and pay them sufficient compensation. The continuous operations of our industrial plants at target activity levels could be interrupted by our failure to recruit or retain the necessary number of workers. If it becomes necessary for us to operate our facilities significantly below the corresponding installed capacity, then our results of operations may be adversely affected. In addition, if we operate with a reduced number of workers, we may need to choose a product mix that requires fewer workers in the production line, but which may not represent the most profitable alternative among our productive capacity options, which could have a negative impact on our results of operations.

We have been experiencing a general labor shortage in our facilities located in the Brazilian states of Mato Grosso and Santa Catarina. In these locations, where the prevailing unemployment rate could be lower than 3%, the number of residents in the workforce may be limited. To reduce the negative impact on our operations, we bring workers from other regions of the country where unemployment rates are higher, which results in additional costs related to relocation. For example, in the Brazilian state of Mato Grosso, approximately 70% of our workers come from the North or Northeast regions of Brazil or are refugees or immigrants from neighboring countries.

These conditions increase the competition we face for workers from other industries, and they may force us to raise our compensation package to retain workers and properly manage excessive turnover. This directly impacts our production process and may lead to an increase in our production costs. The agribusiness sector is one of the fastest growing businesses in Brazil, and there is significant competition for workers. For example, in 2024, JBS announced investments in 3 new feed factories, which are expected to create more than 300 jobs in the states of Rio Grande do Sul, Santa Catarina and Paraná. Cooperativa Aurora also opened a factory in April 2024 in the city of Chapecó, Santa Catarina, offering up to 700 new jobs. The increase in job offers in these locations, where we also have operations, may impair our ability to attract and retain employees. In Paraná, Piracanjuba announced in January 2025 the final stages of construction of its new factory in the city of São Jorge D’Oeste, which is expected to employ more than 250 people, competing directly with our operation in Dois Vizinhos. In addition, certain of the largest Brazilian companies in the pulp and paper segment announced an aggregate investment of R$105 billion in the creation and expansion of factories and improvement of infrastructure by 2028, concentrated mainly in the states of Rio Grande do Sul, São Paulo and Mato Grosso do Sul. These investments are expected to generate 25,000 indirect jobs during the construction phase and more than 7,500 after completion. We may be unable to retain an adequate number of workers, particularly because of greater competition, or may incur higher costs in our operations to offer higher compensation than our competitors. Our inability to offer attractive compensation or to properly meet our workforce demand because of the labor shortage may negatively impact our strategic plans and operational performance.

We may divest or acquire businesses or enter into joint ventures, which may divert management resources or prove to be disruptive to our company.

We regularly assess and pursue opportunities to focus or generate synergies in our business through divestitures or expansions through acquisitions, joint ventures and other initiatives. We have completed several investments and acquisitions in the past years, including (i) in 2021, joint ventures with AES Brasil Energia S.A., or AES, and Intrepid Participações S.A., or Intrepid, to invest in clean energy, (ii) in 2022, a joint venture with Halal Products Development Company, or HPDC, a wholly-owned subsidiary of the Public Investment Fund, or PIF, that aims to support the development of the Halal industry in Saudi Arabia, as well as (iii) in 2025, the acquisition, through our joint venture with HPDC, of 26% of Addoha Poultry Company, or Addoha, which operates in the poultry slaughtering industry in Saudi Arabia. In addition, in the fourth quarter of 2024, our wholly-owned subsidiary BRF GmbH signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, to acquire a food processing factory in the Henan province, in China, and we also announced the entry into a term sheet for the acquisition, from Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holdins Ltda., of 50% of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentos Ltda., or Gelprime, a company that produces, sells and distributes gelatin and collagen through the processing of animal-origin raw material. Both transactions are subject to completion of certain customary conditions precedent and have not closed to date. For additional details on these transactions, see “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions in 2021, 2022, 2023 and 2024.” Divestments, acquisitions, new businesses, and joint ventures, particularly those involving sizeable businesses, may present financial, managerial, operational, legal, compliance and reputational risks and uncertainties, including:

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

We also seek to maintain and extend the image of our brands through marketing, including advertising and consumer promotions. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share. A continued global focus on health and wellness, including weight management, increasing media attention on the role of food marketing and negative press coverage about our quality controls and products may adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices. For instance, new nutritional labeling rules for packaged foods required us to change 100% of our packaging labels in Brazil by April 2024, so that labels present on the front panel the levels that our products exceed the established limits of sodium, added sugars and saturated fats as well as an adjustment to our form of nutritional table. We implemented such rules between 2022 and 2024. So far, our sales have not been negatively impacted by the new labeling rules, but we are still evaluating consumption rates and consumer perception based on such rules. Besides new labeling rules, there are currently several federal, state and local bills of law in Brazil discussing the health impacts of consuming ultra-processed food.

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

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, in 2017 and 2018, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “—Unfavorable outcomes in administrative and legal proceedings may reduce our liquidity and negatively affect us,” “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Carne Fraca Operation” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— Trapaça Operation.”

As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we did not incur any expenses for the year ended December 31, 2024, R$1,111 thousand for the year ended December 31, 2023 and R$4,797 thousand for the year ended December 31, 2022, which negatively impacted our results of operations. Additionally, on December 28, 2022, we entered into a leniency agreement with the Brazilian Comptroller General of the Union (Controladoria-Geral da União), or CGU, and the Attorney General’s Office (Advocacia Geral da União), or the Leniency Agreement, in connection with those proceedings and, among other commitments, we undertook to pay approximately R$583,977 thousand in connection with the settlement, which was fully paid on June 30, 2023, including interest, by offsetting tax credits. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

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

We are subject to antitrust and competition laws and regulations in the jurisdictions in which we operate. Consequently, we may be subject to regulatory scrutiny in certain of these jurisdictions. There can be no assurance that our internal policies and procedures designed to ensure compliance with applicable antitrust and competition laws and regulations will be sufficient to prevent or detect all inappropriate or unlawful practices. As a result, we may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. For instance, on November 27, 2023 and January 22, 2024, Turkish Competition Authority, or the TCA, agents carried out dawn raids at the facilities of our Turkish subsidiary, Banvit Bandirma Vitaminli Yem Sanayi Anonim Şirketi, or Banvit, and served us with an investigation notice informing us that the TCA had initiated a formal investigation against Banvit and other companies operating in the white meat sector in Türkiye for allegedly violating antitrust laws. The TCA investigation and any other future investigations or proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. Furthermore, there can be no assurance that the introduction of new competition laws in the jurisdictions in which we operate, the interpretation of existing antitrust or competition laws, the enforcement of existing antitrust or competition laws by authorities or civil antitrust litigation by private parties, or any agreements with antitrust or competition authorities, against us or our subsidiaries will not have a material adverse impact on our business, results of operations or financial condition.

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

Our International operating segment accounts for a significant portion of our global net sales, and represented 47.5% of our net sales in 2024, 44.5% of our net sales in 2023 and 44.8% of our net sales in 2022. Our International operating segment comprises Islamic markets (including Türkiye, North of Africa, Gulf Cooperation Council (GCC) and Malaysia), Asia, Europe, Eurasia, Africa and Americas, where we are subject to many of the same risks described herein in relation to Brazil. Furthermore, we may seek to expand sales of our products to additional international markets. Our future financial performance depends, to a significant extent, on the economic, political and social conditions in those regions as well as on our supply conditions.

Since we have business operations around the world, we are subject to a variety of risks that may adversely affect our financial results, including, among others:

•	political instability, such as social unrest, turmoil, foreign exchange controls and uncertainty regarding government policies;
•	global economic and geopolitical risks and conflicts, such as war, terrorism and civil unrest;
•	the imposition of exchange or price controls;
•	restrictions on international trade and financial flows imposed due to balance of payments deficits;
•	the imposition of restrictions on exports of our products or imports of raw materials necessary for our production processes, including embargoes from countries where we undergo production or distribution activities;
•	the fluctuation of global currencies against the real;
•	interest rate fluctuation and the impact of hyperinflation;
•	commodities price volatility;
•	decreases in demand, particularly from large markets such as China and Saudi Arabia;
•	the nationalization of our property;
•	political influence by local governments in communities where we operate requiring investments or other expenditures;
•	increases in export tax and income tax rates for our products;
•	imposition of increased tariffs, anti-dumping duties or other non-tariff trade barriers;
•	unpredictable international border closings that restrict products, materials and people;
•	free trade agreements between countries and regions excluding Brazil;
•	compliance with differing foreign legal and regulatory regimes, and change in regulations of the markets to which we export;
•	strikes, not only of our employees, but also of port employees, truck drivers, customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export several of our products;
•	access to adequate infrastructure, which could be affected by flooding or similar events;
•	damage to our products;
•	negative media exposure related to the Brazilian agriculture or meat processing industries;

•	negative preconceptions influenced by Brazil’s worsening international reputation due to deforestation and other environmental and sustainability issues;
•	unpredictable or uncontrollable epidemics and pandemics, either affecting both human and/or animal life;
•	lack of transparency and/or bribery or any illegal gains’ attempted by foreign officials; and
•	institutional and contractual changes unilaterally imposed by governments, including controls on investments and limitations on new projects.

As a result of these factors, our results of operations and financial condition in the regions where we have production and distribution activities and in our export markets may be adversely affected, and we may experience significant variability in our revenue from those operations.

On December 6, 2024, Mercosur and the European Union finalized the negotiations of a free trade agreement to reduce tariffs, including agricultural products from Mercosur countries. After being signed, the agreement will be subject to the approval of the European Commission (a body that includes one commissioner representing each of the 28 Member States of the European Union), which requires the support of at least 15 countries representing 65% of the EU population. To block the approval, a coalition of countries representing more than 35% of the EU population and at least four Member States would be necessary. The delay or failure to enter the deal into force could undermine efforts to expand our access to European markets. Additionally, several countries in Asia currently do not tax the importation of poultry and pork meat, which increases our products’ competitiveness in these countries. However, we understand that this import tax regulation may be changing in the near future. Moreover, certain countries are implementing measures that may result in tariff barriers for other proteins, and on December 27, 2024, China has opened an investigation for the application of safeguard measures on beef imports, which will cover all beef exporting countries to China, including Brazil. We are unable to control any such change in import tax regulation, tariff barriers or other safeguard measures, which may have a material adverse effect on our products’ competitiveness. The impact of these changes on our ability to deliver our planned projects and execute our strategy cannot be ascertained with any degree of certainty, and these changes may adversely affect our operations and financial results.

Additionally, specific trade deals between key markets and other competing exporting countries may negatively affect our results of operations and competitiveness. For example, the U.S.-South Korea Free Trade Agreement and Economic Partnership Agreement have been gradually reducing the South Korean 40% import tariff on U.S. beef products, with plans to eliminate it entirely by 2027. These agreements caused an impact on our competitiveness in the region and put additional pressure on our market share.

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

We are a vertically integrated producer of food products, and we depend on a large number of raw materials of animal origin, or animal byproducts, to conduct our business. A substantial portion of the animal byproducts we use to conduct our business is produced by a network of integrated farmers and producers with whom we have entered into integrated production contracts. Such integrated producers are responsible for managing and raising the poultry and pork that we, as integrators, supervise. For the year ended December 31, 2024, we acquired approximately 3,344.1 tons of broilers, 125.6 tons of turkey and 1,283.2 tons of pork from our integrated producers.

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

As of December 31, 2024, we had approximately 100,000 employees worldwide. Our production employees in Brazil and in countries where organized labor is prevalent are generally represented by labor unions. Upon the expiration of existing collective bargaining agreements or other collective labor agreements, we may be unable to reach new agreements with the labor unions and any such agreements may not be on terms satisfactory to us, which could result in higher payments of wages or benefits to union workers. Additionally, if we are unable to negotiate acceptable collective bargaining agreements, we may become subject to work stoppages or strikes, which could adversely affect our business.

Our negotiations with labor unions may become more challenging and we may be subject to higher wages and more work stoppages or strikes if the Brazilian federal government is successful in implementing changes in the labor laws and increasing funds to labor unions. As part of the labor law reform in 2017, or the Labor Reform, union financing by workers is no longer mandatory in Brazil. However, in October 2022, Brazilians reelected Mr. Luiz Inácio Lula da Silva as president, and he took office in January 2023. Mr. Lula da Silva began his career as a trade unionist and was elected president of Brazil for the first time in 2002, remaining in office from January 2003 until December 2010. If the Lula da Silva administration guides changes to the Labor Reform and the return of mandatory financing of unions and related administrative bodies (such as labor union centers, federations and confederations), such entities may improve the bargaining power for further workers’ demands, including our Brazilian employees. As a result, unions may be able to pursue more aggressive negotiations for wage increases, including minimum wages above inflation. For example, their influence over collective bargaining in the short term may result in the increase in the Brazilian national minimum wage above inflation. Consequently, regional minimum wages could also be raised above inflation. Labor costs are among our most significant expenditures. Such costs represented 13.7% of our cost of sales in the year ended December 31, 2024. In the event of a review of our employee contract structure and an increase in wages, additional operational expenses could be incurred.

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

Also, the income tax exemption on the distribution of dividends provided for in current Brazilian legislation may be reviewed and dividends may become taxable in the future, negatively impacting us, as a holding company, given that taxes may be due on the distribution of dividends by our subsidiaries to us. See “—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”

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

As of December 31, 2024, we have R$2,232,114 thousand in provisions for contingencies, of which R$371,305 thousand are for civil and other contingencies (including administrative, regulatory and environmental), R$1,339,666 thousand are for tax contingencies, R$436,422 thousand are for labor contingencies and R$84,721 thousand are for contingent liabilities recognized at fair value as of the acquisition date, arising from the business combinations with Sadia, Hercosul and the Mogiana Group. Proceedings classified as possible losses, as of December 31, 2024, totaled R$22,388,927 thousand, which could adversely affect our financial situation in the event of change in circumstances in the classification of probability of loss, due to the complexity and discretion involved in the assessment, measurement and definition of the time of recognition and disclosure of legal claims between the various spheres in which they are processed.

In addition, in 2017 and 2018, we were involved in significant investigations and legal proceedings in connection with the Carne Fraca Operation and the Trapaça Operation, respectively. On December 28, 2022, we entered into the Leniency Agreement, which extinguished all CGU administrative proceedings against BRF related to such operations. Among other commitments, we undertook to pay approximately R$583,977 thousand to Brazilian authorities in connection with the settlement, which was fully paid on June 30, 2023, including interest, by offsetting tax credits.

For more information about “Carne Fraca Operation,” “Trapaça Operation” and other proceedings, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In March 2020, three confidential arbitration proceedings were brought against us in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 S.A. – Brasil, Bolsa, Balcão, or the B3 or the São Paulo Stock Exchange, in Brazil by investors that had purchased our shares traded on the B3, seeking recovery from alleged losses incurred by them, due to the price fall of our shares, during the period starting from April 4, 2013 and afterwards. In September 2020, the Chairman of the Market Arbitration Chamber of B3 decided to consolidate these three arbitrations into a single arbitration proceeding. In November 2022, the arbitral tribunal was convened, and in December 2022, we formally commenced the arbitration proceedings. In November 2023, a partial arbitral award was rendered recognizing the procedural regularity of some of the claimants (there was no decision on the merits of the arbitration proceedings). BRF filed a motion for clarification against the partial arbitral award, which was partially granted. In December 2024, another partial arbitral award was rendered determining the exclusion of certain claimants from the arbitral proceedings, but with no decision on the merits of the arbitration proceedings. BRF filed a motion for clarification against the partial arbitral award, which is awaiting judgment. We believe the possible loss or range of losses, if any, cannot be estimated. In the event that this litigation or arbitration proceeding is decided against us, or if we enter into a settlement agreement, there can be no assurance that an unfavorable outcome or settlement would not have a material adverse impact on us.

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

Our main intellectual property rights consist of our domestic and international brands, patents and designs. Our ability to compete effectively depends in part on our rights to trademarks, designs and other intellectual property rights we own or license. We have not sought and it is not always possible to register or protect every one of our trademarks in every country in which they are or may be used, which means that third parties may be able to limit or challenge our trademark rights there. Furthermore, because of the differences in foreign intellectual property or proprietary rights laws, we may not receive the same level of legal protection in every country in which we operate.

Litigation may be necessary to enforce our intellectual property rights, and if we do not prevail, we could suffer a material adverse impact on our business, goodwill, financial position, results of operations and cash flows. Further, third parties may claim that our intellectual property or business activities infringe their own intellectual property or proprietary rights, and any litigation in this regard would be costly, regardless of the merits. If we are unsuccessful in defending any such third-party claims, or settling such claims, we could be required to pay damages or enter into joint licensing, coexistence or intellectual property sharing agreements, which might not be available under favorable terms. We may also be forced to rebrand or redesign our products to avoid the infringement, which could result in significant costs in certain markets. If we are found to infringe any third-party’s intellectual property rights, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and/or cash flows.

Damages not covered by our insurance policies might result in losses for us, which could have an adverse effect on our business.

While we believe that the extent of our insurance coverage is consistent with industry practice, such coverage does not cover all losses we may incur, even in areas for which we have coverage, and our insurance policies are subject to liability limits and exclusions. For instance, on occasion, our facilities may be negatively affected by fires, explosions, electrical damages and other similarly destructive events. Our facilities in Lucas do Rio Verde, in the Brazilian state of Mato Grosso, Carambeí, in the Brazilian state of Paraná, and Vitória de Santo Antão, in the Brazilian state of Pernambuco, suffered from fires in September 2024, August 2024 and in 2022, respectively, and there were explosions in our facilities in Lucas do Rio Verde, in the Brazilian state of Mato Grosso, in 2022. Between April and May 2024, our factories in the south of Brazil were heavily affected by widespread floods caused by excessive rain and extreme weather in the state of Rio Grande do Sul. The resulting losses in connection with these events were not fully covered by our insurance policies.

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

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect our results. In addition, loss of key professionals may adversely affect our ability to implement our strategy, as well as expenses associated to these losses can impact our results. During 2022 the global geopolitical challenges impacted our performance and resulted in important changes in our strategy and leadership team. In April 2022 we announced the departure of our then Chief Financial Officer and our then Brazil Vice-President, and the appointment of our current Chief Financial Officer, Mr. Fabio Luis Mendes Mariano and our current Brazil Commercial Vice-President, Mr. Manoel Reinaldo Manzano Martins Junior. In July 2022, our then Institutional Relations & Sustainability Vice-President left her position. In August 2022, we announced the departure of our then Chief Executive Officer, who was replaced with our current Chief Executive Officer, Mr. Miguel de Souza Gularte. In January 2023, we announced the appointment of Mr. Artemio Listoni as our new Industrial Operations and Logistics Vice-President. Any future changes in the composition of our senior management team and our board of directors may result in modifications to our business strategy and have a material adverse effect on us.

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

As of December 31, 2024, our total consolidated debt (comprised of current and noncurrent loans and borrowings) was R$20,740,548 thousand. An increase in our leverage could result in adverse consequences for us, including:

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

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term and short-term debt are based on a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to stockholder distributions and financial strength generally, as well as factors beyond our control, such as the conditions generally affecting the meat processing industry and the economic environment in which we operate. In view of our current credit metrics and according to the policies and guidelines set by rating agencies in order to evaluate a company’s creditworthiness, as well as other factors, our credit rating is currently rated below “investment grade” by all of the rating agencies that rate us. Although Moody’s, S&P and Fitch upgraded our respective credit ratings in 2024, any future downgrades of our credit ratings by a credit rating agency, whether as a result of our actions or factors which are beyond our control, can increase our future borrowing costs, impair our ability to access capital and credit markets on terms commercially acceptable to us or at all and result in a reduction in our liquidity. Our borrowing costs and access to capital markets also can be adversely affected if a credit rating agency announces that our ratings are under review for a potential downgrade. An increase in our borrowing costs, limitations on our ability to access the global capital and credit markets or a reduction in our liquidity can adversely affect our financial condition, results of operations and cash flows.

We have substantial debt that matures in each of the next several years.

As of December 31, 2024, we had 2,246,762 thousand outstanding in principal amount of loans and borrowings that matures in 2025, 4,639,324 thousand outstanding in principal amount of loans and borrowings that matures in 2026, 3,520,568 thousand outstanding in principal amount of loans and borrowings that matures in 2027, 2,044,261 thousand outstanding in principal amount of loans and borrowings that matures in 2028, 1,608,760 thousand outstanding in principal amount of loans and borrowings that matures in 2029 and 18,437,121 thousand outstanding in principal amount of loans and borrowings that matures in 2030 and thereafter.

A substantial portion of our outstanding loans and borrowings is denominated in foreign currencies, primarily U.S. dollars. As of December 31, 2024, we had R$12,400,412 thousand outstanding in principal and interest of foreign currency loans and borrowings, of which R$844,601 thousand is classified as short-term debt. Our U.S. dollar-denominated loans and borrowings must be serviced by funds generated from sales by our subsidiaries, the majority of which are not denominated in U.S. dollars. Consequently, when we do not generate sufficient U.S. dollar revenues to cover that debt service, we must use revenues generated in reais or other currencies to service our U.S. dollar-denominated debt. As of December 31, 2024, the real depreciated against the U.S. dollar by 27.9% compared to December 31, 2023.

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

Any future uncertainty in the stock and credit markets could also negatively impact our ability to access additional short-term and long-term financing, which could negatively impact our liquidity and financial condition. If, in coming years:

•	the pressures on credit return as a result of disruptions in the global stock and credit markets;
•	our operating results worsen significantly;
•	we are unable to complete any necessary divestitures of non-core assets and our cash flow or capital resources prove inadequate; or
•	we are unable to refinance or repay any of our outstanding debt that becomes due, any of such factors could have a material adverse effect on our consolidated business and financial condition.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2024, 40.28% of the outstanding amount of principal and interest of our loans and borrowings of R$8,477,487 thousand was either: (i) denominated in (or swapped into) reais and bearing interest based on Brazilian floating interest rates, such as the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or the IPCA; or (ii) U.S. dollar-denominated and bearing floating interest based on the Secured Overnight Financing Rate, or SOFR, or the Emirates Interbank Offered Rate, or EIBOR. Any increase in the CDI, IPCA, SOFR or EIBOR rates may have an adverse impact on our financial expenses and our results of operations.

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, in 2022, 2023 and 2024, the Brazilian economy showed signs of recovery after the COVID-19 pandemic, as measured by its GDP, which increased 2.9%, 2.9% and 3.4% year-on-year according to IBGE. As of December 31, 2024, unemployment decreased to 6.2%, from 7.4% in 2023 and 7.9% in 2022, according to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE.

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

The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the Brazilian federal government may adopt or change to promote macroeconomic stability, fiscal discipline and adequate levels of domestic and foreign investment, or the effect that any such policies might have on our business or on the Brazilian economy. For instance, in December 2022, even before his inauguration, President Lula obtained congressional approval for a waiver in the fiscal spending limitations and for the enactment of new regulations allowing the new fiscal anchor to be submitted through supplementary legislation, requiring a lower quorum for approval in 2024.

In addition, the Ministry of Economy, Mr. Fernando Haddad, has a critical view on tax incentives to certain economic sectors and had suggested cutting some of these incentives. In November 2024, responding to increasing pressures on the government to reduce its spending, Minister Haddad announced a package of policies including the government’s intention to prohibit the granting, increase or extension of tax incentives whenever the federal government records a primary deficit. This package was, however, seen as insufficient by the market and as a result the government is under current pressure to adopt additional measures to cut its spendings and increase revenue, which will likely impact the productive sector. We cannot guarantee that these or similar policies will not have a negative impact in our business in the future. In 2025, we expect an increase in tax collection and in the medium term an increase in government spending.

Uncertainty as to whether the Brazilian government will implement significant reforms in public policy in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies. These factors may be further aggravated by the government’s need to deliver on its campaign promises and to create political alliances in order to strengthen its position in the upcoming 2026 elections, which we expect to be as polarized as the 2022 elections. As a result, there may be high volatility in the domestic financial markets in the short to medium term, and economic recovery in the long term may be hindered. Accordingly, improvements in the labor market and income growth may be limited, which could have an adverse effect on our operations and financial results. Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our business, results of operations and financial condition.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, financial condition and the market prices of our common shares and ADRs.

Brazil has experienced hyperinflation in the past. Brazilian inflation rates, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the IBGE, increased to 4.83% accumulated over the last twelve months prior to December 31, 2024, from 4.62% in 2023, 5.79% in 2022, 10.06% in 2021 and 4.52% in 2020. See “Item. 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian and Global Economic Conditions” and “—Effects of Exchange Rate Variations and Inflation.”

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

As of December 31, 2024, the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”), the Brazilian primary reference interest rate, increased to 12.25%, from 11.75% in 2023, 13.75% in 2022, 9.25% in 2021 and 2.0% in 2020. As of the date of this annual report, the SELIC was 14.25%. The Brazilian Central Bank uses interest rates to attempt to keep inflation under control or to stimulate the economy. If interest rates decrease, there is generally greater access to credit and consumption of goods typically increases. This increase in demand can in turn result in inflation. On the other hand, if interest rates go up, the cost of borrowing increases which may inhibit consumption and additional investments. Another consequence of a rising interest rate is that a greater return is paid in respect of government securities, which may impact other investments by making them less attractive by comparison. As a result, there may be additional investment in public debt, which absorbs money that could otherwise fund the private sector.

Exchange rate fluctuations may adversely affect our financial condition and results of operations.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. The real appreciated 6.5% in 2022 and 7.2% in 2023, reflecting higher interest rates in Brazil and higher prices for commodities exports. In 2024, the real depreciated 27.9%, reflecting the appreciation of the U.S. dollar globally and an increase in inflation as well as heightened fiscal risk in Brazil. As of December 31, 2024, the real/U.S. dollar exchange rate was R$6.1923 to US$1.00 and as of April 29, 2025, the real/U.S. dollar exchange rate was R$5.6467 to US$1.00.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$12,400,412 thousand as of December 31, 2024, representing 59.79% of our total consolidated indebtedness at that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.

The Brazilian government regularly implements changes to tax regimes that may increase our, and our suppliers’ and customers’, tax burdens, which may in turn increase the prices we charge for the products we sell, restrict our ability to do business in our existing markets and, therefore, materially adversely affect our results of operations and financial condition. These changes include modifications in the tax rates and, on occasion, the creation of taxes with proceeds earmarked for designated governmental purposes.

On January 16, 2025, the Brazilian government passed Supplementary Law No. 214, which regulates the consumer tax reform bill (PEC 45/2019) passed by the Brazilian Congress on December 15, 2023, to simplify the Brazilian tax framework. Supplementary Law No. 214/2025 creates a dual value-added tax, or VAT, system, which includes the state Tax on Goods and Services (Imposto sobre Bens e Serviços, or IBS) and the federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços, or CBS), replacing five taxes, including the state value-added tax (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS), the federal Social Integration Program (Programa de Integração Social) or PIS, and Contribution for Social Security Funding (Contribuição para o Financiamento da Seguridade Social, or COFINS) taxes. Tax collection on the new VAT taxes will be a tax on consumption (rather than a tax on production, as in the prior system). Under Supplementary Law No. 214/2025, the new dual VAT system will be implemented within a 7-year transition period beginning with a testing period in 2026 and ending with the full adoption of the new system in 2033. Different IBS and CBS rates may apply to specific goods and services listed in the Brazilian Constitution. Although it is still not possible to calculate the actual IBS and CBS rates, Supplementary Law No. 214/2025 sets forth that if the sum of all such rates reaches an amount that is greater than 26.5%, the government shall discuss a new bill of law to reduce such rates so that they are equal to or lower than 26.5%.

Supplementary Law No. 214/2025 also sets forth a new tax (Imposto Seletivo, or IS) to discourage the consumption of goods and services that are harmful to human health and the environment. In the food industry, as of the date of this offering memorandum, only drinks with added sugar are subject to the IS, but future regulatory changes in taxation of food and beverages may be put in place. For example, in 2023 Colombia introduced a tax on products with added sugars, sodium, and saturated fats that exceed specific thresholds, beginning at 10% and set to increase to 15% in 2024 and 20% in 2025. Other tax regimes, such as the research and development tax incentive program (Lei do Bem) and the deduction of interest on shareholders’ equity, may be revoked to increase the government’s revenues in light of a possible reduction in the income tax rate.

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

On June 14, 2023, the Brazilian government converted the Provisional Measure No. 1,152, dated December 29, 2022, into Law No. 14,596, which introduced changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international arm’s length standards as proposed by the OECD. Law No. 14,596/2023 came into effect in 2024. In connection with such new transfer pricing rules, the Brazilian Federal Revenue published Normative Instructions No. 2,161, dated September 28, 2023 and No. 2,246, dated December 30, 2024, which regulate the main aspects of Law No. 14,596/2023 and set forth the mandatory application of the new transfer pricing rules and certain reporting obligations for transactions between entities which are resident in Brazil for tax purposes and their foreign related parties, including intercompany transactions involving commodities. These new rules have led to an increase in our compliance costs as well as an increased taxation from 2024. Other transactions such as services, intangibles and financial transactions are yet to be regulated by the Brazilian government and such additional regulations may result in further increase in our taxation in the future.

On December 29, 2023, Law No. 14,789 amended Law No. 9.249/95, by introducing substantial changes to the corporate income tax treatment of tax incentives in Brazil. Law No. 14,789 went into effect on January 1, 2024. It modifies how federal, state, and municipal tax incentives are treated for IRPJ and CSLL purposes by including these amounts in the tax base, and introducing a tax credit for investment projects, which can be used to offset other federal tax liabilities or as a refund, subject to federal tax authority approval. Law No. 14,789 also modifies the calculation of interest on equity (juros sobre capital próprio). Such changes have increased our tax burden in 2024.

On December 27, 2024, the Brazilian government converted the Provisional Measure No. 1,262, dated October 3, 2024, into Law No. 15,079. Law No. 15,079/2024 introduced the Qualified Domestic Minimum Top-Up Tax in Brazil, based on OECD’s Global Anti-Base Erosion Model Rules (Pillar Two), by establishing a minimum tax rate of 15% on the profits of companies in Brazil belonging to multinational groups whose consolidated annual revenue exceeds €750 million in at least two of the last four consecutive fiscal years. Effective from January 1, 2025, an additional social contribution on net income (Contribuição Social sobre o Lucro Líquido, or CSLL) will apply to such multinational groups in case their effective tax rate (ETR) is lower than 15%. We are currently assessing the impacts of these new rules including a potential increase in our tax burden, but as of the date of this offering memorandum we are still not able to quantify such impact.

In addition, in May 2018, Law No. 13,670/18 reestablished the permission for companies to replace the payment of a 20% social contribution fee over payroll with the payment of a fee ranging from 1% to 4.5% (depending on the industry) over gross operating revenues until December 2020, subsequently postponed to December 2024 by Laws 14,020/2020, 14,288/2021 and 14,973/2024. Law 14,973/2024 sets forth gradually increasing fees from 5% starting January 1, 2025, reaching 20% in 2028. Such increase in the social contribution fee over payroll may increase our tax burden depending on our results from 2025 onwards.

Further, Law 14,873/2024 amended Law No. 9,430/1996 to restrict the use of tax credits with an amount of R$10.0 million or higher, despite such use being previously allowed by final and unappealable judicial decisions. According to Law 14,873/2024, taxpayers must use such tax credits within a minimum period of 12 to 60 months depending on the amounts involved. We cannot assure we will be able to fully use our outstanding tax credits when and as expected. Such restrictions may adversely affect our results of operations.

Changes in Brazilian state tax legislation may also have a negative impact on our business and financial results. The federal tax reform will impact the distribution of funds among states. Given the shift in the VAT system from a consumption taxation to a destination-based taxation, certain states will be subject to lower tax collection, which may cause states to increase state tax rates to offset the loss in revenue. We expect that greater fiscal discipline and tax collection will be significant agendas for the 2026 election campaign in several states.

The above discussed and any future changes in tax laws may result in increases in our overall tax burden, which may adversely affect our overall financial performance. Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

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

Holders of ADRs may exercise voting rights with respect to our common shares represented by American Depositary Shares, or ADSs, and evidenced by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares are able to exercise their voting rights by attending a shareholders’ meeting in person or virtually (whenever the shareholders’ meeting is held under a partial or 100% digital format), by means of the distance voting form (boletim de voto a distância). By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADR depositary if we give notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis. This voting process necessarily takes longer for holders of ADRs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, to the extent permitted by the New York Stock Exchange rules.

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

In 2023, Marfrig increased its equity stake in us through open market acquisitions of common shares. Marfrig beneficially owns common shares representing 50.49% of our total outstanding common shares and ADRs, based on the reported data included in the Management and Related Parties’ Securities Negotiation Form dated March 2024, as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, pursuant to the CVM Resolution No. 44, dated August 23, 2021, or CVM Resolution No. 44. Accordingly, Marfrig controls and is expected to control the outcome of most matters submitted to our shareholders for the foreseeable future, including the election and removal of directors, who in turn appoint executive management, certain amendments of our organizational documents, approval of corporate and management policies, potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This control also gives Marfrig the ability to bring matters to a shareholder vote that may not be in the best interest of our other shareholders or stakeholders, or to prevent or postpone certain transactions or business strategies that our other shareholders may view favorably.

Also we are party to certain financing agreements containing default, acceleration, cross-default, cross-acceleration and/or termination provisions in case a change in control is deemed to have occurred, including as a result of Marfrig’s stake in our share capital. In any such case, we may not be able to timely obtain waivers of such provisions from the respective contractual counterparties. Marfrig also has the ability to dispose of all or any portion of our common shares it holds, which could trigger certain such change of control provisions. Default, acceleration, cross-default, cross-acceleration and/or termination of a relevant number of our financing agreements may adversely affect our financial condition and may materially adversely affect us.

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

The ten largest companies in terms of market capitalization represented approximately 49% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2024. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 32% of all shares traded on the São Paulo Stock Exchange as of December 31, 2024. These market characteristics may substantially limit the ability of holders of ADRs to sell common shares underlying ADSs evidenced by ADRs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for 2024, and we do not expect to be a PFIC for 2025, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or ADRs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of PFIC status is fact-specific and will depend on the composition of our income and assets from time to time, and a separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the percentage of our assets (which includes cash) by value (determined on the basis of a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets (including goodwill and certain intangible assets) will be based, in part, on the quarterly market value of our common shares and ADRs, which is subject to change. Accordingly, it is possible that we may become a PFIC for 2025 or future taxable years due to changes in our income or asset composition.

We may need to raise additional funds in the future and may issue additional common shares or convertible securities, which may result in a dilution of interest in our common shares and ADRs. A dilution of interest in our common shares and ADRs may also occur in the event of our merger, consolidation or any other corporate transaction of similar effect.

We may have to raise additional funds in the future through private or public offerings of shares or other securities convertible into shares issued by us. The funds we raise through the public distribution of shares or securities converted into shares may be obtained with the exclusion of right of first refusal of our existing shareholders, including investors in our ADRs, as provided by the Brazilian Corporate Law, which may dilute the interest of our then-existing investors. In addition, a dilution of interest in our common shares and ADRs may occur in the event of merger, consolidation or any other corporate transaction of similar effect with third parties, including our controlling shareholder.

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

In the year ended December 31, 2023, we offset accumulated losses in full with capital reserves in the amount of R$4,375,112 thousand. Although in the year ended December 31, 2024 we were able to distribute interest on shareholders’ equity based on generated net income, if we accumulate losses in the future or if for any other reason our net income is not available, holders of our common shares may not receive dividends or interest on shareholders’ equity.

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

Our principal executive offices are located at Av. das Nações Unidas, 14,401 – 22nd to 26th Floors, Torre Jequitibá, Condomínio Parque da Cidade, Chácara Santo Antonio, 04730-090, São Paulo, SP, Brazil, and our telephone number at this address is +55-11-2322-5377. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is https://www.brf-global.com/. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://ri.brf-global.com. The information posted on our website or that could be accessed through our website is not an integral part of, or attached to or incorporated by reference into, this annual report.

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

The company’s headquarters are located in the city of Itajaí, in the state of Santa Catarina.

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

Significant Transactions in 2022, 2023, 2024 and 2025

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

Also, on October 24, 2022, we announced to the market that we executed a joint-venture agreement with Halal Products Development Company, or HPDC, a wholly-owned subsidiary of the Public Investment Fund, or PIF, that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. On August 1, 2023, we announced the fulfillment of all conditions precedent to the joint venture under the joint venture agreement. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia is expected to hold assets in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. BRF Arabia will have a combined investment of US$500,000 thousand (or R$3,095,000 thousand, translated to reais at the exchange rate of R$6.19 as of December 31, 2024), of which (i) US$125,000 thousand (or R$773,750 thousand, translated to reais at the exchange rate of R$6.19 as of December 31, 2024) were contributed by us and by HPDC upon the incorporation of the joint venture; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by BRF Arabia’s shareholders.

In February 2023, we announced our plan for the sale of our pet food operation through a competitive bid. However, in November 2023, our management strategically opted for retaining the business.

On November 20, 2024, we announced that our wholly-owned subsidiary BRF GmbH signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a food processing factory in the Henan province, in China for a total consideration of US$42,700 thousands. On April 30, 2025, we concluded the acquisition of the factory, which has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines. Upon expansion, which is expected to require an additional investment of approximately US$36,000 thousands, production is projected to reach 60,000 tons per year. The acquisition consolidates our presence and ability to serve customers in the Chinese market.

On December 17, 2024, our controlled company MBR Investimentos Ltda., or MBR, entered into a term sheet for the acquisition, from Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holdins Ltda., of 50% of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentos Ltda., or Gelprime, a company that produces, sells and distributes gelatin and collagen through the processing of animal-origin raw material. The Term Sheet establishes the main terms and conditions for the acquisition, by MBR, of 50% of Gelprime’s capital stock for R$312,500 thousand, subject to possible price adjustments. Closing of the transaction is subject to the negotiation and execution of the definitive documents and the approval by the Brazilian antitrust authorities.

On January 14, 2025, BRF Arabia acquired 26% of Addoha Poultry Company, or Addoha, a company that operates in the poultry slaughtering industry in the Kingdom of Saudi Arabia, for a total amount of SAR316,200 thousand (equivalent to US$84,300 thousand), of which SAR216,200 thousand (US$57,600 thousand) were paid into Addoha. On January 14, 2025, BRF Arabia and the current shareholders of Addoha entered into a shareholders’ agreement to ensure the effective participation in the management of Addoha and allow the know-how of BRF and HPDC to contribute to the maximization of synergies between the entities.

On March 14, 2025, MBR entered into an investment agreement with Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda., and Vanz Holding Ltda. pursuant to which MBR will acquire 50% of the share capital of Gelprime Indústria e Comércio de Produtos Alimentícios Ltda. (“Gelprime”), a company specializing in the production, marketing, and distribution of gelatin and collagen through the processing of animal raw materials, for a total amount of R$312.5 million. This amount will be divided between a subscription and purchase of shares and may be adjusted based on Gelprime’s working capital and net debt at the closing date of the transaction. Depending on Gelprime’s performance over the next three years, the price may be increased by up to USD 13.6 million. The closing is subject to customary conditions precedent for this type of transaction, including prior approval by the CADE and the transformation of Gelprime into a corporation. This transaction aligns with our strategy to increase its participation in value-added products, enabling profitability expansion and business diversification. The Company advanced the amount of R$60,000 thousand to the sellers using the resource coming from an advance for the future capital increase in the same amount made by its parent company BRF S.A.

On April 21, 2025, we announced an investment to be made through BRF Arabia in the amount of US$160,000 thousand for the construction of a new processed products factory in Jeddah, Saudi Arabia. The new factory will have a production capacity of approximately 40.0 thousand tons per year of processed poultry- and beef-based products. The project will allow us to increase our local production from 17.0 thousand to up to 57.0 thousand tons per year, capturing the growing market demand in the region and from global accounts, as well as solidifying our strategic partnership with Saudi Arabia.

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

Between May 2021 and March 2024, Marfrig and its affiliates acquired the beneficial ownership of a significant percentage of our common shares in the open market. Based on the reported data included in the Management and Related Parties’ Securities Negotiation Form dated March 2024, as filed with the CVM pursuant to the CVM Resolution No. 44, Marfrig beneficially owns common shares representing 50.49% of our total outstanding common shares.

See “Item 7. Major Shareholders and Related Party Transactions⸻ A. Major Shareholders.”

Capital Expenditures

The table below sets forth our capital expenditures with respect to operations for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
	(in thousands of reais)
Property, plant and equipment	809,765	791,817	1,452,733
Biological assets	1,454,225	1,457,174	1,387,669
Intangible assets	158,945	167,601	228,734
Total capital expenditures	2,422,935	2,416,592	3,069,136

Our principal capital expenditures currently in progress include increasing capacity and efficiency in, slaughterhouses, delivering more productivity in the company core operations.

In 2025, we plan to continue applying expenditures that enable the company to expand its footprint in both domestic and international markets with strategic investments in Saudi Arabia and China, we also plan to maintain our investments to qualify for new markets and expand our animal production capacity with investments in ration factories, farms, and hatcheries. Additionally, we aim to increase the operational efficiency of our slaughterhouses through technological upgrades and asset replacements.

In 2024, we focused on the acquisition of fixed assets, intangible assets, and biological assets, in line with our strategic growth needs. During the year, we invested in our factories to qualify for new markets and gain more production flexibility in both domestic and international markets. We also improved operational efficiency and quality in raw materials, processed and by-products through technological upgrades and asset replacements in our slaughterhouses. Furthermore, we made some investments in asset replacements due to unforeseen events to minimize any further impact on our operations.

In 2023, we adapted our plants and production processes to certain market qualifications, which included production, flexibilization, and adherence to regulatory requirements, improving food safety and product quality. Capital expenditures were also employed in feed mills, slaughterhouses, and by-products factories to improve process yield through assets revamping and technological upgrade.

In 2022, we resumed our trajectory of investment in demand, efficiency, quality, compliance and people. We continued investments to expand our production capacity and implement projects to automate our production lines. We also invested in operational improvements to increase the yield of processes, raw materials and products, cost optimization and technological efficiency of industrial and corporate processes through the Digital Journey strategy. We also invested in adapting our structures and processes to improve the quality of our products, compliance with standards and legislation, the safety of our operations and our employees at our meat packing plants, feed mills and distribution centers, and in improving cyber security and information security. Additionally, we have expanded internationally with strategic investments in Saudi Arabia, in October 2022, in order to enhance our footprint in the region. See “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2021, 2022, 2023 and 2024.”

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

Our BRF+ Efficiency Plan started in 2023 including the following workflows and priorities: (i) costs with animals: improve hatching and reduce feed conversion and mortality rate; (ii) industrial: optimize total yield; (iii) logistics: improve service levels and reduce cost of service, (iv) Brazil: improve efficiency and productivity and gain market share; (v) International: improve market share and access new markets; (vi) Halal DDP: consolidate market share, expand portfolio of value-added items and expand our offer of Premium Griller (whole poultry) according to local preference; (vii) Losses: reduce complaints and insurance claims and reduce losses in logistics and commercial activities; (viii) Inventory: optimize inventory levels and destock.

In 2023, BRF+ Efficiency Plan generated gains of R$2,163,000 thousand, above the target set for the year. The focus on the consumption of alternative grains and direct producer purchases represented relevant gains in BRF+, while agricultural key performance indicators, such as hatching, feed conversion rate and mortality, reached or surpassed 2019 levels. On the industrial activities, we improved our in-natura yield. Improvements in service level, with the optimization of the cost to serve, positively impacted our customers’ NPS levels, while actions to achieve a greater balance between production and sales resulted in a reduction in first in, first out discount levels. Increases in export volume resulted in an improvement of our market share and new accreditations contributed to expand our brands’ international presence. In Losses, we managed to reduce numbers by focusing on actions across all steps of our chain. There was also a reduction in inventory levels of finished goods and raw materials.

We launched the BRF+2.0 for 2024 under a similar format, with a focus on continuous improvement for our most important key performance indicators, expanding internal and historical benchmarks to analyze periods longer than those previously adopted. Comparisons between units, regions and markets allowed us to identify opportunities for increasing average performance levels. We also developed workstreams for Türkiye and bills of materials as additional scopes of value generation. Based on those analyses’ results, our senior leadership defined the targets and commitments for 2024. These commitments were incorporated into our annual budget and generated gains of R$1,459,600 thousand for the period. In the same year, the focus on feed conversion brought relevant gains in the agricultural chain, while the industry reached historical yield levels on the processing of in-natura products. The optimization of bills of materials added to this scenario, with developments in logistics efficiency and in the cost to serve increasing results. We additionally expanded our international sales in the foreign market and advanced our value-added sales in the Halal market. The consolidation of all workstreams shows the efficiency of the program, that continues in 2025.

For 2025, based on the same governance model, we started the new cycle with the definition of priorities and commitments for the year by senior leadership, ensuring continuation of the improvement efforts and the pursuit of renewed benchmark opportunities. The main changes for this year are the formalization of workstreams for the PET Business and Procurement, as well as the expansion of the program’s scope for Türkiye to encompass its whole production chain.

B.	Business Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 6,400 stock keeping units, or SKUs, as of December 31, 2024, serving more than 440,000 clients in approximately 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2024, we were responsible for 9.9% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

We operate through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

Our portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for our consumers based on their needs and habits, combining practicality and adaptability to regional culture. We seek to achieve that goal by investing in innovation to increase our offer of high-value-added products, which represented 68.2% of total sales in Brazil in 2024. We believe that our vast portfolio based on high-value-added products is what makes us stand out from our competitors, strengthen our brands and build customer loyalty.

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

Brazil

The Brazil segment accounted for 47.0% of our net sales in 2024. In Brazil, as of December 31, 2024, we operated 37 production facilities, which comprise in the aggregate 25 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and five pet food plants, all of which are located near our raw material suppliers or the main consumer centers. To ensure efficiency, all these industrial plants are located near our raw material suppliers or main consumer centers. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We have an advanced logistics system in our domestic market, with a vast distribution network comprised of 55 distribution centers and transit points as of December 31, 2024, six of which are owned by us and 49 of which are leased from third parties. Our distribution network is fully prepared to serve supermarkets, retail stores, wholesale stores, restaurants, and other clients. Our capillarity enables our products to reach Brazilian consumers countrywide. Through our extensive logistics network strategically revolved around the largest consumer markets, comprising a fleet of approximately 5,900 vehicles, we perform approximately 530,000 deliveries per month, serving 95% of Brazilian municipalities. Daily, our fleet travels a distance correspondent to 7 laps on Earth.

We adopt an omnichannel strategy to provide top-notch consumer experience, including the offering of digital platforms focused on the end consumer (Mercato em Casa) and on business-to-business, or B2B, customers (Central BRF), through which we suggest purchase orders to customers based on the characteristics of their point of sale, increasing sale efficiency.

In Brazil, we serve more than 320,000 clients as of December 31, 2024. The growth of our customer base is supported by a combination of strong capillarity and our sales promotion team efforts. Our logistics network operates through traditional trade (sales to local markets and stores), modern trade (national and regional supermarkets) and food service (restaurants and fast-food stores) channels, which represented, respectively, 55%, 41% and 4% of our net revenue for 2024. Within the modern trade channel, our sales promoters are present in 70% of all stores in Brazil.

International

The International segment accounted for 47.5% of our net sales in 2024. We serve approximately 92,000 clients in approximately 120 countries, including the Gulf Cooperation Council, or GCC, countries, Türkiye, China, Japan, Singapore and Chile.

As of December 31, 2024, this operating segment operated seven industrial facilities for meat processing. Additionally, this operating segment operated 44 distribution centers and transit points in the Middle East and the Americas as well as commercial offices on four continents.

Our international reach and strong logistics capabilities enable us to be a leading poultry exporter from Brazil to Japan, Saudi Arabia and United Arab Emirates and pork exporter from Brazil to the Cuba, Haiti, Ivory Coast and Liberia, as well as responsible for approximately 9.9% of total global poultry exports in 2024.

Our Halal business unit operates in Türkiye and the GCC countries. We began our operations in the region during the 70’s, with the launch of Sadia brand in the GCC countries, then aired the first television commercial in the region during the 80’s and established our first regional office in Dubai in 2002. In Türkiye and in the GCC, value added products accounted for 23.2% and 12.8% of our sales volume in 2024 in these regions, respectively. We have been focusing on the logistics for the region since 2009, with the implementation of an integrated distribution process in Saudi Arabia and in the United Arab Emirates in 2013-2014.

In the GCC countries and Türkiye, we also benefit from a robust logistics and distribution capacity comprised of approximately 770 trucks, 44 distribution centers and transit points, which deliver approximately 71,500 tons of products per month to approximately 92,000 clients, as of December 31, 2024.

In 2024, we obtained 84 additional authorizations to export to new markets.

Other Segments

Other Segments accounted for 5.5% of our net sales in 2024. This segment includes complementary businesses such as Ingredients and Pet Food. We operate three plants in Brazil and one in Paraguay exclusively dedicated to pet food. Additionally, we also produce pet food in our facility located in Francisco Beltrão-PR.

Additional Information

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in-natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Semi-processed food, including the following:

o	marinated, frozen, seasoned, salted, cooked or cut (cubed, stripes, shredded, etc.) chicken and pork meat, sold under Sadia, Perdigão and the Chester brand;
•	Processed Food Products, including the following:
o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
o	snacks (salamitos);
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
o	frozen prepared meals, such as lasagna, macaroni and cheese, pasta, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

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

We also invested in clean energy in partnerships signed in 2021 with AES and Intrepid, with which we hope to be able to achieve almost 90% of electrical energy from clean sources in our operations in Brazil. In 2024, we received a monthly average of 80MW of clean energy generated by our wind farm in partnership with AES. The solar energy plant under construction in partnership with Intrepid should be fully operational by the end of 2025. In 2022, we allocated R$92.091 million to clean energy projects and in 2023 we planted a renewable forest with approximately 3,300 hectares. In 2024, we invested R$45.173 million in clean energy self-generation projects. In 2025, we plan to reach 160 average MW in self-generation of energy.

Strategically, we are focused on improving results, consolidating our leadership positions and achieving growth while preserving profitability. This strategy includes: (i) maximizing return on investment of our existing assets; (ii) allocating capital wisely; (iii) optimizing footprint and capturing efficiencies throughout the value chain and (iv) connecting with consumers’ needs and improving our mix of channels and products. In Brazil, we are focused on ensuring progress in commercial execution and providing high quality service. In the International Segment, we plan to consolidate leadership and expand our value-added portfolio, with an emphasis on the regions of Türkiye and the GCC countries, as well as increasing export destinations through new authorizations.

A Fully Integrated and Global Platform

We offer a fully integrated food platform, present in all stages of the complex value chain in which we operate, involving a number of partners selected based on sustainable criteria as well as our integrated farmers and outgrowers, production facilities, distribution centers, and omnichannel sales. Our robust operations include approximately 100,000 employees, 8,400 integrated farmers, 45 industrial plants across the Americas, Africa, Asia, Europe, Eurasia and the Middle East, 101 logistics centers, 117 countries, and sales channels that vary between traditional retail and other innovative omnichannel formats, such as Mercato em Casa, Mercato Sadia, online marketplaces and store-within-a-store concept.

1 Grain
Largest corn and soybean meal consumer in Brazil with 100% traceability of grain suppliers.
2 Feed
+9,000 kton of feed and Premix produced in 24 units in Brazil.
3 Farm
~9,000 integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program.
Poultry ~6MM heads/day of slaughtering capacity.
Pork ~40k heads/day of slaughtering capacity.
4 Facility
Modern industrial platform, strategically located close to the main producing regions of grains and consumer markets of the country 45 industrial facilities around the globe, producing +5mm tons of food per year.
5 Distribution
+530,000 deliveries per month.
~60,000 containers exported to ~120 countries.
6 Point of sale
+420k clients.
~100,000 employees worldwide.
7 Consumer
Present in ~120 countries.
Market share
40.8% in Brazil
37.4% in the Gulf countries
25.7% in Türkiye

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

Also in 2022, we implemented a management model focused on operational efficiency and profitability that brought positive results. This management model was put in practice through the BRF+ Program, which included robust plans to capture operational gains in the various business areas, routines for our senior leadership to monitor the status of these plans and our main key performance indicators, and a cultural transformation movement to establish principles of simplicity, agility and efficiency. As a result, in 2023 we generated savings across the whole value chain of BRF. By systematically monitoring technical and financial key performance indicators, we reached results 21% above the defined target by the end of the year. In 2024, we rolled over the plan as BRF+ 2.0, which included new benchmarks, with benchmark analyses covering longer periods and exploring comparisons between units. As a consequence, we reached results 18% above the defined target by the end of the year.

The BRF+ Program extends to 2025 with a focus on the most important key performance indicators that drive the company’s performance, expanding its efforts to continually improve efficiency with renewed benchmarks. Moreover, the 2025 cycle brings within the same governance workstreams for the PET business and Procurement, as well as expands the scope of the program in Türkiye. With these drivers, BRF+ is expected to help in configuring a new level of profitability and competitiveness for the company.

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

In addition to Mercato Sadia and Mercato em Casa, we have partnerships with pure players (i.e., digital business only), which we believe play a key role in leveraging their current number of customers into having exposure to the BRF brands. Ongoing partnerships include iFood, Rappi and Daki.

Additionally, we continue to accelerate our store-within-a-store concept with more than 290 partner stores including large retail chains in Brazil. We believe that this strategy provides our products with greater visibility and demand stimulation.

Besides that, in the B2B market, we are expanding our “Central BRF” platform by increasing our points of sales (convenience retail, restaurants and traditional retail) and extending the reach of our portfolio to a wider array of points of sales.

Environmental, Social and Governance (ESG) – Sustainability in Everything We Do

Our intention to offer quality food in a way that improves people’s lives is connected to our commitment to society and the planet, and one of our principles is to ensure the sustainable growth of our chain.

We expect that by 2030 approximately 100% of our energy requirement in Brazil will be supplied by clean and renewable sources (wind and solar). For instance, we entered into agreements for the implementation of clean energy projects, including (i) a joint venture for the construction and operation of a self-generated wind energy farm complex with AES, which is currently in operation and we received an average of 80MW of clean energy per month in 2024, and (ii) a joint initiative with Intrepid to implement a park for self-generation of solar energy in the Brazilian state of Ceará, which we expect will be concluded by the end of 2025. Additionally, in partnership with Banco do Brasil, we have committed to facilitate access to loans for the financing of solar panel installation to integrated farmers with whom we trade. As of December 31, 2024, 57% of the volume of poultry produced came from integrated farms with photovoltaic energy on their properties. We are confident that our producers and partners will remain devoted to this project, and together with Banco do Brasil, we expect to build solar farms to further reduce indirect emission.

As to social aspects, we seek to maintain an open dialogue with society and expect to keep developing the communities where we operate and encouraging innovation and knowledge. We value education and inclusion, and we expect to keep contributing to the development of communities where we operate. We are one of the largest employers of refugees in Brazil, employing over 5,000 people displaced by war, conflict or persecution.

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

In 2024 we delivered 100% traceability of grains from direct suppliers and 100% traceability of indirect suppliers. We concluded the year with a 3.6% increase in total Scope 1 (our direct emissions) and 2 emissions (indirect emissions from energy acquired for our use) compared to the base year 2020. Scope 1 was severely impacted due to large-scale and intense forest fires. On the other hand, we had positive results in Scope 2, driven by the acquisition of renewable energy in Brazil and Turkey, resulting in a 47.5% reduction in emissions. Scope 3 emissions decreased by 6.8% compared to the base year 2020, mainly due to improved practices in animal farming and the use of swine manure in biodigesters.

We invest in actions that reinforce the respect to the environment throughout the production chain. We are a signatory of the Global Pact of U.N. and are also listed in B3 in the corporate sustainability index (ISE). We also started reporting Sustainability Accounting Standards Board – SASB indicators in the Integrated Report of 2021, in the category Food & Beverage – Meat, Poultry & Dairy. We connect our strategic plan to our sustainable development goals by creating an agenda to fight hunger, sanitation, biodiversity and ethics, among others.

Our ESG commitments are highlighted below:

Animal Welfare

•	Ensure at all times that no antibiotics growth promoter is used in the livestock chain.
•	We are strictly committed to zero tolerance to animal mistreatment, whether through abuse or neglect.
•	In 2021, we fulfilled our commitments to ensure that (i) 100% of the pigs raised by us do not undergo the clipping or trimming of teeth and (ii) 100% of the swine farmed by us are not identified using procedures involving mutilation.
•	In 2022, we fulfilled our commitments to ensure that no male swine be surgically castrated.
•	In the first half of 2023, we fulfilled our commitment to have 100% of the poultry in the integration system cage-free globally by 2023.
•	In 2024, we have completed the certification of 100% of our poultry and pork slaughter plants around the world, one year ahead of the company’s deadline for compliance with international animal welfare protocols. The milestone was reached with the certification of operations in Türkiye.
•	Ongoing commitments include:
o	Only use cage-free chicken eggs in the industrial food process globally by 2025.
o	Ensure the use of painkillers in 100% of the tail docking procedures by 2025.
o	Use environmental enrichment in 100% of the integration of poultry and swine by 2025.
o	To implement collective gestation stalls at 100% of sow breeding facilities.

Commodities

•	100% of the grain supply chain in the Amazon, Cerrado and other biomes - direct and indirect - free from deforestation by 2025.

Diversity

•	Achieve 30% of women in top leadership by 2025. We joined the Equity is Priority movement, which is part of the UN Brazil Global Compact Network that reinforces this commitment.

Packaging

•	Have 100% recyclable, reusable or biodegradable packaging by 2025.

Greenhouse Gases

•	In 2021, we achieved our goal with the launch of Brazil’s first carbon-neutral plant-based chicken. In line with our Net Zero strategy and aiming to expand the marketing of plant-based products, in 2023 Sadia’s portfolio expanded to include three carbon-zero items: cauliflower wings, vegetable nuggets, and plant-based protein nuggets.
•	Net Zero by 2050. Reduction of greenhouse gas emissions in production processes. In 2024, we concluded the year with a 3.6% increase in total Scope 1 (our direct emissions) and 2 emissions (indirect emissions from energy acquired for our use) compared to the base year 2020. Scope 1 was severely impacted due to large-scale and intense forest fires. On the other hand, we had positive results in Scope 2, driven by the acquisition of renewable energy in Brazil and Turkey, resulting in a 47.5% reduction in emissions Scope 3 emissions decreased by 6.8% compared to the base year 2020, mainly due to improved practices in animal farming and the use of swine manure in biodigesters.

Natural Resources

•	Reduce our water consumption indicator by 13% by 2025 – in 2024, we reduced water consumption per produced ton by 11.4% compared to 2020.
•	Guarantee 100% of energy from renewable sources by 2030.

Our Products

We are a food company that focuses on the production and sale of branded in-natura, processed and semi-processed food, poultry and pork products as well as pet food.

In-natura

In-natura products include whole and cut poultry, as well as pork and other cuts. Our net sales from in-natura products in the year ended December 31, 2024 was R$31,680,373 thousand, compared to R$ 26,385,396 thousand in 2023 and R$26,668,548 thousand in 2022. Most of our poultry sales are to our export markets.

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

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. Our net sales of processed foods was R$23,430,480 thousand in 2024, compared to R$21,787,598 thousand in 2023 and R$21,763,992 thousand in 2022. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

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

In 2024, Sadia launched “Mignoneto”, an innovative product made 100% from pork tenderloin, standing out for its unique flavor, low calories, and high protein content.

Frozen Processed Meats

We produce a range of frozen processed poultry, pork and beef products, including hamburgers, steaks, breaded meat products, kibbeh and meatballs.

In 2024, Sadia expanded its breaded chicken line by introducing the Xtreme line, which includes items like “Xtreme Empanacho”, with nacho cheese flavor and “Xtreme Chicken Bomb”, stuffed with cheddar cheese. Another highlight was the launch of Big Nuggets, a larger version of the traditional nuggets, 40% bigger and with an even more attractive price.

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

Margarine

We sell margarine under the Qualy, Deline, Claybom and Sofiteli brands and also distribute margarine products of the third-party brand Becel. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market, and in 2022 we launched Qualy “Vegê,” the first clean label margarine in Brazil. In 2024, we introduced two new options designed to meet different market needs: the bulk version of Claybom margarine, perfect for the food service industry, offering convenience and economy and Deline corn-flavored margarine, that brings the authentic taste of corn to the product, making it ideal for traditional and regional recipes, especially in Brazil’s Northeast.

Cream cheese and Cheese bread

Qualy, a notable margarine brand in Brazil, expanded its portfolio in 2020 by offering new products such as curd and introducing a line of cheese breads. These products have been available since December 2020 and are consistent with Qualy’s pursuit to become the leading brand in breakfast and afternoon meals, which are relevant markets for the brand.

Frozen Prepared Foods

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•	Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market. In 2019, we expanded our portfolio in this category by launching new products, such as Mac’n Cheese under the Sadia brand. Inspired by one of the favorite dishes in the United States, the Sadia Mac’n Cheese was launched in October 2019 with three variants: Mac’n Cheese Cheddar, Mac’n Cheese Cheddar with Bacon and Mac’n Cheese Cheddar with Sausage. In 2023, we launched Hot Bowls under the Sadia brand, which ranked second in the most innovative product category of the 2023 Fi Innovation Awards promoted by Fi South America. Hot Bowls are ready-made pasta bowls that come in three flavors: carbonara, mini meat balls and broccoli and bacon. We believe that this product is an innovative product in the Brazilian market, with greater added value to the ready-to-eat meals sub-category. They are made on the same production line as Mac’n Cheese, which optimized our factory’s occupancy.
•	French Fries. We sell frozen French fries that are produced and packaged by third parties and sold under Sadia brand.
•	Pies and Pastries. We produce a variety of pies and pastries. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

Plant-based products

In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets and pies categories. We expanded Veg&Tal frozen food portfolio within the same year and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. In 2023, we have revamped our Veg&Tal portfolio to focus on veggie-forward products, instead of meat-like products. The Veg&Tal currently features frozen vegetables, cauliflower wings, pumpkin & chickpea and broccoli & spinach burgers, and vegetable nuggets. Additionally, we have three zero-carbon items in line with our commitment to becoming Net Zero by 2040. Our Veg&Tal’s cauliflower wings won the 2023 Fi Innovation Awards promoted by Fi South America as the most innovative product (tied with another product).

Frozen desserts

We have produced and sold Miss Daisy desserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including mousse pie, lemon pie, chocolate and vanilla pie, and mousse pie with chocolate shavings, and Dutch pie. In 2024 Miss Daisy expanded its line with the new passionfruit mousse flavor.

Pet Products

Our portfolio of pet products includes dry and wet food, snacks in a wide range of standard to super premium brands such as: Biofresh, Guabi Natural, GranPlus, Three Dogs, Three cats, Faro, Primocão, Primogato and our native brand Balance.

In February 2023, we announced our plan for the sale of our pet food operation through a competitive bid. However, in November 2023, our management strategically opted for retaining the business.

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2024, through Banvit, we produced 9,628 thousand tons of feed and PREMIX in Brazil, compared to 9,565 thousand in 2023 and 9,088 thousand tons in 2022, and 730 thousand tons in Türkiye, compared to 726 thousand tons in 2023 and 809 thousand tons in 2022. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Our Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry and pork to produce processed food products and pet food and distribute unprocessed and processed products throughout Brazil and in our export markets.

Poultry

At the beginning of the production cycle of broiler chicken (i.e., chicken that is bred and raised specifically for meat production), we purchase day-old grandparent’s breeder chicks from Aviagen of Brazil. We send these birds to our grandparent stock farms, forming our grandparent breeding stock, which will later generate our chicken cuts production. With respect to turkeys, we purchase hatched grandparent’s eggs and then send those eggs to our grandparent stock hatchery, where the eggs are hatched, and the chicks are raised, forming our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 1.8 billion day-old chicks and 12.5 million day-old turkeys in 2024. In Brazil we produced 1.6 billion day-old chicks and 12.5 million day-old turkeys. In Türkiye we produced 173 million day-old chicks. We hatch these eggs in our 30 hatcheries (26 broiler, 1 turkey, 3 breeders), with 3 broilers in Türkiye and the other hatcheries in Brazil. In March 2023, we deactivated our day-old turkey production operations in Türkiye.

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities.

These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 5,500 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

As of December 31, 2024, we have a fully automated slaughtering capacity of 35.8 million heads of poultry per week and 277 thousand heads of turkey per week.

Pork

We produce the vast majority of the pork we use in our products. We also purchase pork on the spot market. In 2024, we purchased 1.72% of the total pork slaughtered from the spot market.

Piglet producers either purchase parent breeder hogs produced by us or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with approximately 2,900 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

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

As of December 31, 2024, we had a pork slaughtering capacity of 193.1 thousand heads per week.

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

In 2019, Marfrig acquired our beef slaughtering facility in Várzea Grande, and we and Marfrig signed a supply agreement, which was subsequently amended, under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant, such as hamburgers, meatballs, kibbehs, chicken meat and processed chicken breast products until August 1, 2024. On September 3, 2024, we formalized an amendment to postpone the due date of the contract until September 3, 2026. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

Also, in September 3, 2024, BRF and Marfrig formalized a contract for the supply of food products derived from bovine animal protein, including beef preparations/processed products (hamburgers, meatballs, kibbeh, ready meals, and other related products), which will be marketed by BRF in both domestic and international markets. The supplied products are manufactured by Marfrig under its own brand and may be endorsed with BRF-owned brands. The contract term is two years.

We also operate a plant in Türkiye, with a total capacity of 93 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded meat, hamburger, mortadella and marinated chicken breast.

The Joody Al Sharqiya Food Production Factory, our production plant in Saudi Arabia, has a total capacity of 3.6 thousand tons/year. In October 2022 we implemented an expansion plan to grow the capacity to 18 thousand tons/year of processed chicken products. We also operate a facility in the United Arab Emirates, in Kezad, with total capacity of 70 thousand tons/year of processed products. In January 2025, our joint venture BRF Arabia acquired 26% of Addoha, a company that operates in the slaughtering of poultry in Saudi Arabia. We expect that this transaction will be an important step to consolidate our portfolio and operations in the Middle East.

In November 20, 2024, BRF GmbH signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, to acquire a processed foods factory in Henan Province, China. The factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines. After the expansion, production is projected to reach 60,000 tons per year.

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

We own 24 feed and PREMIX production plants in Brazil and three feed production plants in Türkiye. Additionally, we lease three feed plants from third parties that are 100% dedicated to our operations and one PREMIX production plant that is not 100% dedicated to our operations. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. We also purchase corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the Brazilian states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

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

The table below sets forth the percentage of our net sales by category in the Brazilian segment, International segment, and Other Segments for the periods indicated:

	2024	2023	2022
Brazilian Market
In-Natura	11.5%	11.4%	11.5%
Semi-processed	3.2%	3.2%	3.3%
Processed Food Products	32.1%	34.8%	35.2%
Other Sales	0.2%	0.6%	0.2%
Total Brazilian market	47.0%	50.1%	50.2%

International Markets
In-Natura	40.1%	37.8%	38.1%
Semi-processed	1.1%	0.7%	0.8%
Processed Food Products	6.1%	5.8%	5.3%
Other Sales	0.3%	0.3%	0.6%
Total International markets	47.5%	44.5%	44.8%
Other Segments	5.5%	5.4%	5.0%
Total	100%	100%	100%

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

Brazil is the fifth largest country in the world in terms of land and has the seventh largest population on the globe. Brazil had an estimated population of approximately 211.7 million people in 2023, projected to grow to 212.6 million in 2024, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Brazil’s real gross domestic product, or GDP, amounted to US$2.18 trillion in 2024, US$2.17 trillion in 2023 and US$1.95 trillion in 2022. Brazilian GDP increased at an average annual rate of 5.2% from 2005 through 2024, according to IMF. Reacting to a weak economic environment in 2015 and 2016, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate from a 13.75% SELIC interest rate as of December 31, 2016 to 2% as of December 31, 2020. Between 2021 and 2023, reacting to higher inflation, the Central Bank raised the SELIC interest rate from 2% to 13.75% to control inflationary pressures in the aftermath of COVID-19. After a sequence of reductions, since September 2024, the Central Bank has been increasing the SELIC interest rate once again. As of December 31, 2024, the SELIC interest rate was 12.15% and, as of the date of this annual report, the SELIC interest rate was 14.25%. For the year ended December 31, 2024, the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, inflation index increased to 4.8% in comparison to 4.62% and 5.79% for the years ended December 31, 2023 and 2022, respectively. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$6.19/US$1.00 as of December 31, 2024, R$4.84/US$1.00 as of December 31, 2023 and R$5.22/US$1.00 as of December 31, 2022, with the real depreciating by 27.9% as of December 31, 2024, compared to 2023.

Brazil’s demographic dynamics is expected to stimulate the market, considering the projected population increase and projected GDP per capita CAGR of 4.27% between 2023 and 2029, according to IBGE and IMF data.

Brazilian Population Projection

(millions of inhabitants)

Brazil GDP Per Capita Projection

(US$ thousands per inhabitant)

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. According to the National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílio) published by the IBGE, the average unemployment rate for 2024 was 6.6%, a decrease of 1.2 percentage points, or p.p., when compared to 7.8% in 2023. The Consumer Confidence Index, or ICC, published by the Fundação Getúlio Vargas, or FGV, for December 2024 was 92.0, a decrease of 1.4 p.p. in comparison to 93.3 in December 2023.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados), or ABRAS, in December 2024, Brazilian household consumption (former supermarket sales) in real terms (adjusted using the IPCA inflation index), increased by 7.23% compared to December 2023. For the full year, supermarket sales in real terms rose by 9.8% in 2024 as compared to 2023.

Supermarket Sales Projection

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2024 of 101.7 kilograms, including beef, chicken and pork products, according to the OECD, an increase of 1.17% compared to 2023. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Even with price increases, meat consumption increased in 2024 compared to 2023. A slight economic improvement is expected for 2025 in comparison to 2024. An increase in animal protein consumption in Brazil of 1.26% for poultry and 1.48% for pork is expected, considering the period between 2024 and 2029, with poultry being the most consumed source of animal protein for Brazilians, according to OECD.

Consumption of processed products is influenced by several factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years since the consumption of these foods has been growing substantially among Brazilian consumers (CAGR projected between 2025 and 2030 of 4.84% according to Statista data), with further potential for expansion. The growing size of the ready-to-eat meal market in Brazil is also noticeable in the per capita consumption of ready-to-eat meals and has potential to grow even further. When compared to other countries such as the United States and Japan, which are projected to consume 2.3x and 3.6x more than Brazil in 2025, it is evident that consumption in Brazil is still at an initial stage. However, a slight decrease in this comparison is noted between the projections for 2024 and 2025.

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors:

•	the Brazilian industrialized food market had revenues of approximately R$37,134 million in 2024 compared to R$34,450 million in 2023. In this category, A.C. Nielsen covers approximately 69% of the points of sale;
•	the Brazilian frozen food market had revenues of approximately R$9,282 million in 2024 compared to R$8,485 million in 2023. In this category, A.C. Nielsen covers approximately 78% of the points of sale; and
•	the Brazilian margarine market had revenues of approximately R$6,833 million in 2024 compared to R$7,394 million in 2023. A.C. Nielsen covers 79% of points of sales in this category.

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

Brazilian chicken exports in the year ended December 31, 2024 totaled 5.2 million tons, with sales amounting to US$9,754,573 thousand (or R$60,403,242 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024), compared to exports of 5.0 million tons with sales of US$9,632,245 thousand (or R$46,632,589 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, China has been the main destination for these exports (11%), followed by the United Arab Emirates (9%), Japan (9%) and Saudi Arabia (7%).

The volume of Brazilian pork exports in the year ended December 31, 2024 totaled 1.3 million tons, with sales amounting to US$3,013,872 thousand (or R$18,662,799 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024), compared to exports of 1.2 million tons with sales of US$2,799,966 thousand (or R$13,555,476 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, the leading importers, Philippines, China, Chile represented 19%, 18% and 8%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2024 totaled 2.8 million tons, with sales amounting to US$12,735,515 thousand (or R$78,862,129 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2023), compared to exports of 2.3 million tons with sales of US$10,452,590 thousand (or R$50,604,125 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, the leading importers, China, the United States and United Arab Emirates, represented 47%, 8% and 5%, respectively, of total exports from Brazil.

For a discussion on the global economic conditions and further information on the conditions of our export markets and the Brazilian market, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the second largest producer and the leading exporter of poultry in the world in 2024 based on estimates calculated by the United States Department of Agriculture, or the USDA. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry. USDA indicates a 0.7% increase in the Brazilian poultry production for 2024 when compared to 2023.

According to the USDA, global poultry trade slightly increased only 0.3% in 2024 compared to 2023. While Brazilian exports increased by 2.8% in 2024 and Thai exports increased by 4.7%, exports from United States decreased by 7.4% and from Türkiye, 27%. According to the SECEX, exports of poultry parts increased 4.3% in 2024 compared to 2023, representing 74% of the total poultry exported volumes. Whole chicken, which represented 20% of the total volume, decreased 1.9% in 2024 compared to 2023. The main destinations of total exports in 2024 were China, United Arab Emirates, Japan and Saudi Arabia. In comparison to 2023, in 2024 China decreased total imports from Brazil by 18%, the United Arab Emirates increased total imports from Brazil by 3%, Japan increased total imports from Brazil by 2% and Saudi Arabia decreased total imports from Brazil by 2%.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	World Chicken Production
Primary Chicken Producers	2024	2023	2022
	(in thousands of tons – “ready to cook” equivalent)
U.S.	21,384	21,082	20,992
Brazil	15,000	14,900	14,465
China	15,000	14,800	14,300
European Union (27 countries)	11,385	11,084	10,870
Russia	4,800	4,800	4,800
Mexico	3,985	3,888	3,763
Thailand	3,490	3,450	3,300
Argentina	2,485	2,436	2,319
Türkiye	2,400	2,330	2,418
Colombia	1,920	1,890	1,893
United Kingdom	1,900	1,858	1,840
Others	19,297	21,310	20,880
Total	103,046	103,828	101,840

Primary Chicken Exporters	2024	2023	2022

Brazil	4,900	4,767	4,447
U.S.	3,058	3,302	3,316
European Union (27 countries)	1,780	1,649	1,725
Thailand	1,150	1,098	1,021
China	680	554	532
Türkiye	335	459	646
Others	1,222	1,269	1,887
Total	13,570	13,526	13,574

Primary Chicken Consumers	2024	2023	2022

U.S.	18,412	17,866	17,676
China	14,830	15,002	14,401
European Union (27 countries)	10,325	10,157	9,881
Brazil	10,105	10,135	10,023
Mexico	4,951	4,890	4,666
Russia	4,850	4,812	4,750
Japan	2,940	2,845	2,877
United Kingdom	2,610	2,569	2,484
Thailand	2,360	2,332	2,309
Argentina	2,320	2,298	2,138
Türkiye	2,065	1,871	1,772
Philippines	2,060	1,934	1,917
Colombia	1,990	1,939	1,970
Peru	1,910	1,871	1,883
South Africa	1,845	1,791	1,842
Others	17,081	19,191	19,104
Total	100,591	101,503	99,693

Source: USDA, 2024.

Among the poultry consumer market, global consumption growth is largely led by product importing countries. According to the Organization for Economic Co-operation and Development, or OECD, it is estimated that the ten main importing countries, together, will account for 9% of the consumption growth in the global market projected for 2023 to 2033:

Consumption Growth Projected in the Top Five Poultry Importers (2023-2033)

Pork

Brazil was the fourth largest producer and third largest exporter and the sixth largest consumer of pork in the world in 2024, according to the USDA. In 2024, Brazilian production increased by 1% when compared to the previous year, according to the USDA. According to the USDA, global production of pork slightly decrease (-0.2%) and pork consumption decreased by 0.8% in 2024. According to the USDA, global pork exports reached 10.3 million tons in 2024. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the SECEX, as of December 2024, Philippines was Brazil’s primary destination for pork followed by China, representing 19% and 18%, respectively, of total Brazilian pork exports in 2024. Thai imports from Brazil increased by 102%, and China imports decreased by 38%, from 2023 to 2024.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

Main Pork Producers	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
China	56,750	57,940	55,410
European Union (27 countries)	21,250	20,829	22,277
U.S.	12,684	12,391	12,252
Brazil	4,495	4,450	4,350
Russia	4,140	4,000	3,910
Vietnam	3,655	3,549	3,313
Others	13,044	13,142	13,021
Total	116,018	116,301	114,533

Main Pork Exporters	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
European Union (27 countries)	3,000	3,125	4,175
Brazil	1,485	1,414	1,319
Canada	1,440	1,327	1,416
Chile	265	263	230
Mexico	240	258	285
Russia	220	200	170
United Kingdom	185	192	261
Others	234	218	209
Total	10,313	10,092	10,943

Main Pork Consumers	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
China	57,952	59,741	57,434
European Union (27 countries)	18,360	17,813	18,223
U.S.	9,991	9,829	9,957
Russia	3,926	3,815	3,758
Vietnam	3,743	3,651	3,415
Brazil	3,012	3,038	3,033
Others	17,600	17,574	17,416
Total	114,584	114,461	113,236

Source: USDA, 2024.

In the pork market, the main importing countries are still responsible for most of the consumption growth in the global market projected for 2023 to 2033, accounting for 49% of consumption growth:

Consumption Growth in the Top Five Pork Importers (2023-2033)

Beef

Brazil was the second largest producer, the third largest consumer and the largest exporter of beef in the world in 2024, according to the USDA. From 2024 to 2025, the USDA estimates that there will be a decrease in global beef production and exports of approximately 0.8% and 0.2%, respectively, while consumption is expected to reduce by 0.7%.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,298	12,286	12,890
Brazil	11,850	10,950	10,350
China	7,800	7,530	7,180
European Union (27 countries)	6,600	6,461	6,722
India	4,565	4,470	4,350
Argentina	3,100	3,280	3,140
Australia	2,555	2,224	1,878
Mexico	2,260	2,215	2,177
Russia	1,400	1,365	1,320
Canada	1,315	1,326	1,412
Others	7,634	7,854	7,862
Total	61,337	59,961	59,281

Main Beef Exporters	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
Brazil	3,575	2,897	2,898
Australia	1,865	1,560	1,238
India	1,575	1,552	1,442
U.S.	1,340	1,378	1,608
Argentina	820	771	823
Others	3,797	3,882	4,021
Total	12,972	12,040	12,030

Main Beef Consumers	2024	2023	2022
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,959	12,637	12,799
China	11,557	11,089	10,662
Brazil	8,330	8,108	7,524
European Union (27 countries)	6,260	6,200	6,468
India	2,990	2,918	2,908
Argentina	2,281	2,512	2,324
Others	15,174	12,780	14,752
Total	59,551	58,324	57,437

Source: USDA, 2024.

Global trends favorable to our markets

The expected CAGR for global GDP per capita between 2023 and 2029 of 3.89% suggests a potential increase in income, which tends to boost protein consumption.

World GDP Per Capita Forecast

(US$ thousands per inhabitant)

With a larger population and higher disposable income, protein consumption is expected to increase significantly over the next few years, with a projected CAGR of total (pigmeat, poultry, beef and veal and sheepmeat) protein volume between 2023 and 2029 of 1.05%. Among the protein sources, poultry and pork, precisely our markets, should stand out, as shown in the chart below:

Growth in Global Protein Consumption (2023-2029 volume CAGR)

Thus, it can be concluded that the global market for our products is supported by positive trends in demographic growth and that we are well positioned in the sector, both geographically and in terms of product portfolio.

With emphasis on the Halal market, in which we have established a footprint for decades, significant trends in population and GDP growth can be noted, which tend to stimulate protein consumption. In the coming years, significant population and GDP growth is expected in Middle Eastern countries. The evolution of women’s rights and the growing economic openness of countries like Saudi Arabia are positively impacting the consumption habits of the population in the region. Such changes in demographics and in the pattern of consumption should encourage the appeal of practicality in food, increasing the demand for chilled and frozen proteins. The graphs below present the average population projection and the GDP per capita projection of the Middle East, evidencing the expected population increase of 26.1 million and GDP per capita with a CAGR of 3.41% between 2023 and 2029.

Middle East Population Projection

(millions of inhabitants)

Middle East GDP Per Capita Projection

(US$ thousands per inhabitant)

Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2024 as reported by A.C. Nielsen shows that we have significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

Market Share Value in 2024

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

In the margarine market, we maintained a leading position with the Qualy brand by a wide margin. Our main competitor is also JBS, which is the owner of the Doriana, Delicia and Primor, among other brands. Both manufacturers hold 87.5 % of the market share value in Brazil.

In the Brazilian market for in-natura meat (whole poultry, poultry and pork cuts), we face competition from a large number of small producers, some of which operate in the informal economy and offer lower quality products at lower prices. The in-natura meat market is volatile and cyclical (higher costs and protein offer). In order to prevent low margins by competing with small producers and keep a stronger market presence, we have changed our price strategy and developed a high aggregate value and innovative portfolio. Our main focus in the Brazilian market is to meet consumer needs focusing on increasing value-added products which represented more than 68% of our sales in 2024.

The pet industry in Brazil, which has been growing quickly in the last years, is composed of pet food, veterinary medicines and pet general care, which encompasses pet health care and hygiene. The global pet food market size was valued at US$108 billion in 2024, and is projected to reach US$139.29 billion by 2030 according to Grand View Research, with Brazil playing a key role in this growth. The country has the second largest population of dogs and cats in the world and is the third largest country in total pet population, which market represents 0.386% of total Brazilian GDP, according to ABINPET data from 2023.

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

Our net sales in the international market reached R$29,173,155 thousand in 2024, an increase of 22.3% (R$23,851,764 thousand) from 2023. In 2024, the variation in the price of chicken protein was mainly influenced by the balance between supply and demand globally. In 2024 we increased our sales volume in the international segment by 0.8%. In the International Segment, we can also highlight the greater share of processed products in sales in all the markets in which we operate and the strategy of diversifying markets by obtaining new export authorizations. We obtained 84 new authorizations during the year, which gave us the flexibility to capture the best market opportunities. We are one of the largest poultry exporters in the world. In 2024, we accounted for 9.9% of the world’s poultry trade, according to USDA.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2024, our domestic distribution network consisted of 24 distribution centers in several Brazilian states. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 33 transit points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá, in the Brazilian state of Santa Catarina. We also export our products through Rio Grande, in the Brazilian state of Rio Grande do Sul and Paranaguá, in the Brazilian state of Paraná. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the Brazilian states of Paraná, Santa Catarina and Rio Grande do Sul. In 2024, we packed 81.5% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

All the ports that we use to load our cargo are private terminals from third parties. We have occasionally experienced disruptions at the ports as a result of logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through offices in Austria, Chile, China, Japan, Kingdom of Saudi Arabia, Kuwait, Oman, Qatar, Singapore, South Africa, South Korea, Türkiye, United Arab Emirates, and Uruguay. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. We currently sell only chicken breast and raw material for the pet food industry in the European Union. Since 2018, the European Union suspension on certain products from Brazilian producers has caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. We are awaiting the result of the systemic audit mission to the Brazilian health system by DG Santé (the European Union’s health authority), which took place at the end of 2023. A positive assessment from the European authorities is crucial to accredit our plants as listed exporters to the EU market. We believe that the strengthening of bilateral relations as part of the MERCOSUR-EU Trade Deal, including enhanced mechanisms of dialogue and cooperation, can generate a positive effect to the reestablishment of our pre-listing.

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

Asia and Oceania. Asia and Oceania are highly diverse regions, both in terms of cultural and economic development characteristics, where we serve several countries, from mainland China to the islands in the South Pacific region. In 2022, we closed our local distribution operation in Shanghai, but China was our largest market in 2024. In 2024, Japan was our second largest market in Asia, where our local level of service, coupled with quality standards and product range have made us a preferred supplier of chicken products in the market, according to Datamar. According to the ABPA, in South Korea, we were one of the first Brazilian producers to export pork cut providing new business opportunities. In Singapore, we consolidated the Sadia brand with a diverse portfolio and brand campaigns, maintaining our presence in modern retails in key products categories. Additionally, in Southeast Asia, we expanded to new countries and clients, serving these markets with a diverse portfolio of chicken, pork and processed meat.

Middle East. In the Middle East and Türkiye we sell to wholesalers, retailers, small stores (traditional trade), food service providers, distributors and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We have as well launched new products adjacent of the chicken category, such as Frozen French Fries, Frozen Vegetables and beef. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading poultry brand in the Gulf Cooperation Council and has the highest preference level within the poultry category based on the weighted market volume size of each country, according to a study made by Ipsos Research, a third-party consulting firm, in 2024. Our portfolio distributed in the region is Halal certified, meeting all the religious requirements demanded by this market. In Türkiye, we operate through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017, which owns a 91.71% equity interest in Banvit. Banvit is the number one brand in Türkiye in the chicken category, leading with a preference score of 51% according to a study made by Ipsos in 2023. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia has recently acquired a 26% stake in Addoha, a Saudi company which produces and sells fresh chicken products. See “Item 4. Information on the Company—A. History and Development of the Company—Other Transactions in 2021, 2022 and 2023 and 2024.”

Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed foods category, but also value-added opportunities in key markets. From 2022 to 2024, we focused on strengthening our partnerships in the region, further improving our leadership position in exports of processed foods to the continent. Our approach to exports in Africa targets sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa and Mauritius through our facilities in Türkiye. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of development will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities, for example by expanding our portfolio of breaded items in Ghana, Angola and the Democratic Republic of the Congo, which we started in 2020.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2024, we continued selling chicken cuts, including breasts and wings, to processing companies in Canada, and processed items to the Caribbean. Additionally, Sadia and Qualy are established brands that enjoy significant market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors. An example of our commercial strength in the Americas is our leadership in the margarine segment in Chile with our brand Qualy and in the breaded and ready meals segments in Chile and Uruguay with Sadia.

Intellectual Property

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the “Sadia,” “Qualy” and “Perdigão” brands in the Brazilian market and mainly under the “BRF Ingredients,” “Perdix,” “Perdigão,” “Sadia,” “Confidence,” “Qualy,” “Borella,” “Hilal,” “Balance,” “Banvit” and “Deline” brands in our international markets, as described below under “— Marketing.”

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

In the Brazilian market, we sell our products primarily under the Sadia, Perdigão and Qualy master brands. Apart from these major brands, we also sell our products under various Sadia lines, including: Sadia Veg&Tal, Sadia Bio and Sadia Speciale. Additionally, we sell products under various Perdigão lines, including Chester, Ouro, Na Brasa and Meu Menu.

Sadia is the Brazilian most valuable food brand according to Kantar BrandZ Most Valuable Global Brands 2024. Perdigão leads core volumetric occasions in the Brazilian food market, including in the processed food segment and was the food brand most chosen in Brazil according to Kantar Brand Foodprint. Chester is a Perdigão line well-known for its Christmas products. Sadia and Perdigão, together, hold 53.2% of the food market preference in Brazil, according to Kantar Insights Division’s Brand Tracking – Food Category, Q4 2024.

We sell spreads under the Qualy, Deline, Sofiteli and Claybom brands. We maintain our leading market position with Qualy by pioneering the margarine market for the last 30 years with consumer centric innovations and progressive positioning that generates consumer connection. According to Kantar Insights Division’s Brand Tracking – Margarine Category Q4 2024, Qualy is an absolute leader in brand preference (45.3%) and according to Nielsen Retail 2024. It is one of the very few iconic margarine brands in Brazil with power share (3% of brands are in this classification, with indexes above 150 in the three dimensions of brand power). Deline, a regional brand focused on the North and Northeast regions of Brazil, was the third best-selling brand in Brazil in 2024 based on sales volume despite being a regional brand, according to Nielsen. Qualy, Deline and Claybom hold together 54.1% of the margarine market preference in Brazil, according to Kantar Insights Division’s Brand Tracking – Margarine Category Q4 2024.

Our brands are also amongst consumers most chosen in Latin America. According to BrandFoot Print Latam Sadia is the seventh most chosen brand in Latin America and Qualy is the 20th most chosen brand.

In 2024, Sadia carried out several new product launches and campaigns in Brazil. Among the main launches were products such as Mignoneto, Pop Nuggets, the Xtreme breaded chicken line, Hot Bowls ready meals and Mac’N Cheese with Pork Barbecue flavor. These innovations aim to meet new consumption habits and needs.

The brand renewed its partnership with Lollapalooza festival and NBA, dialoguing with the younger audience. Sadia also established a new partnership with the Olympic gymnast Rebeca Andrade. Rebeca starred in the “Receitas de Rebeca” campaign, where she shares her favorite recipes through the Sadi.a chatbot on WhatsApp, promoting the brand’s accessibility and innovation. The brand invested in sustainability as well, partnering with Eureciclo to offset 100% of the post-consumer packaging of the Hot Bowls and Mac’N Cheese lines. These initiatives reflect the brand’s commitment to innovation and socio-environmental responsibility.

Perdigão celebrated 90 years of history with a series of remarkable launches and campaigns in Brazil. Among the main launches were the chicken and bacon pizza and the smoked sausage, which reinforce the brand relevance in these segments.

The “Demanding Palates” campaign was one of the highlights of the year. It included 30-second films that lightly personify people with demanding palates, evaluating dishes like feijoada, sausages and breaded chicken. The campaign had national coverage and a 360º strategy, including TV, OOH media, and a strong digital presence.

Additionally, Perdigão underwent a rebranding in celebration of its 90th anniversary, featuring a new logo, new typography, and a refreshed color palette. The rebranding aims to maintain brand’s relevance in the market. Perdigão also established strategic partnerships, such as sponsoring the reality show "Estrela da Casa" and renewed its sponsorship with the NFL, which enabled the presentation of its extensive barbecue portfolio to consumers through game broadcasts, along with an event in São Paulo for sports enthusiasts to watch the Super Bowl together.

In the end of 2024, during Christmas season, one of BRF’s most profitable campaigns, the combined efforts of the commercial, logistical, and communication teams led to record-breaking sales, securing a 59.5% market share for the company. As a result, Chester Perdigão and Sadia emerged as the top two brands in the segment.

Sadia, the Top of Mind brand for Christmas Dinner, celebrated the occasion with two films: the first one captured the essence of Christmas and showed that the best gift is having the family gathered around the table. The second film featured our ambassador and Brazil’s most decorated Olympic medalist, Rebeca Andrade, who demonstrated how to search for recipes by voice feature on the Sadi.a chatbot in Whatsapp and highlighted the new recipe for Sadia’s special Supreme poultry with natural spices, white wine, and sparkling wine. Sadia also innovated by bringing convenience to the Christmas dinner: the Beef Ribs with a special sauce sachet, ready in 15 minutes, and the Turkey Breast stuffed with caramelized onion-flavored stuffing, which can be prepared in the air fryer.

Perdigão promoted Chester brand, leader in the special poultry category, in a campaign that humorously depicted typical Brazilian celebration moments and connected the brand to consumers’ emotional memories, reinforcing that "Only Perdigão has Chester®." Additionally, the brand introduced new products to its portfolio: the convenient Shredded Chester Breast and Chester Sausage Na Brasa, ideal for those who celebrate Christmas with a delicious barbecue.

In 2024, Qualy launched a remarkable campaign featuring the TV host Eliana, that highlighted the brand’s complete portfolio, emphasizing versatility and quality of its products for different consumption occasions. The campaign included national coverage, urban furniture activations and digital content. Qualy, the first and only margarine brand that recycles 100% of its sold packaging, launched a new digital campaign in December, where Qualy’s Sustainability ambassador, Rebeca Andrade, highlighted the 4Rs of sustainability: Recycling, Reuse, Repurposing, and Recipes. This campaign encouraged the public to adopt more conscious habits and promoted a positive impact on consumers’ daily lives.

During the year, Deline launched commemorative packages and corn flavored version for regional festivities of São João do Nordeste (from May to July), and promoted marketing activation in the North and Northeast regions, such as the participation at the Cirio de Nazaré, traditional religious festival in Belém do Pará, state of Pará.

As a result of impactful marketing actions and BRF’s commercial efficiency and reach, we grew above the market and ended 2024 with the number 1 and 2 processed food brands in Brazil. In the margarine segment, BRF ended 2024 consolidating its leadership.

In addition, we have made important improvements in actively listening to our customers through digital platform on our customer experience program. In 2024, our total NPS increased 39.6% over 2023, evolving in all different sales channels (modern trade, traditional trade and food service), meaning advances in our customers´ loyalty to our business and more value in historical high.

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

The inspection activity is performed by official veterinaries from SIF/MAPA in our facilities. Their scope of work includes all stages of the production process (including receipt of live animals, raw materials, production, labeling and storage), including official health certification of products intended to internal and external markets and they can identify noncompliance with applicable rules, with penalties ranging from a warning to a fine and to permanent suspension of business activities.

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

We have a specialized area dedicated to monitoring regulatory updates, which activities include capturing, analyzing, and internalizing relevant regulations applicable to all stages of our production process.

C.	Organizational Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our significant subsidiaries.

Entities	Country	Main Activity	Interest in Equity as of December 31, 2024
BRF GmbH	Austria	Holding	100.00%
BRF Global GmbH	Austria	Holding and Trading	100.00%
Sadia Chile SpA	Chile	Import, export and commercialization of products	100.00%
One Foods Holdings Ltd.	UAE	Holding	100.00%
Al Wafi Food Products Factory LLC	UAE	Import, export, industrialization and commercialization of products	100.00%
Badi Ltd.	UAE	Holding	100.00%
Al-Wafi Al-Takamol International for Foods Products	Saudi Arabia	Import and commercialization of products	100.00%
Joody Al Sharqiya Food Production Factory	Saudi Arabia	Import, industrialization and commercialization of products	100.00%
BRF Kuwait Food Management Company WLL	Kuwait	Import, commercialization and distribution of products	49.00%
Al Khan Foodstuff LLC	Oman	Import, commercialization and distribution of products	70.00%
TBQ Foods GmbH	Austria	Holding	60.00%
Banvit Bandirma Vitaminli	Türkiye	Import, export, industrialization and commercialization of products	91.71%
Federal Foods LLC	UAE	Import, commercialization and distribution of products	49.00%
Federal Foods Qatar	Qatar	Import, commercialization and distribution of products	49.00%
BRF Pet S.A.	Brazil	Industrialization, commercialization and distribution of feed and nutrients for animals	100.00%
Sadia Uruguay S.A.	Uruguay	Import and commercialization of products	100.00%

The charts below show our corporate structure by region.

(i)	Brazil

(ii)	Europe

________________

* BRF S.A. has a representative office in Moscow, Russia.

(iii)	Africa

(iv)	Asia

_______________________

* BRF Global GmbH has a representative office in Ho Chi Minh City, Vietnam

(v)	Southern Cone

89

(vi)	Halal Market

_______________________

* BRF Foods GmbH has a branch in Dubai, UAE

For a complete list of all of our direct and indirect subsidiaries, see note 1.1 to our consolidated financial statements.

D.	Property, Plant and Equipment

Production

Our activities are organized into two regions: Brazil and International (consisting of the Middle East, North Africa, Malaysia, Africa, Asia, Europe, Eurasia and the Americas).

In Brazil, as of December 31, 2024, we operated 37 production facilities, which comprise in the aggregate 30 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and four pet food plants, all of which are located near our raw material suppliers or the main consumer centers. We have an advanced logistics system in our domestic market, with 57 distribution centers and transit points, eight of which are owned by us and 49 of which are leased from third parties, all of which serve supermarkets, retail stores, wholesale stores, restaurants and other clients.

In our international segment, as of December 31, 2024, we operated seven industrial facilities for meat processing and one for pet food. Additionally, we operated 19 distribution centers (10 in the Middle East, seven in Türkiye, one in Chile and one in Uruguay), 25 transit points (18 in Türkiye and 7 in the Middle East) as well as commercial offices on four continents.

The table below sets forth our production facilities in Brazil and abroad.

Production Plant	State / Country of Location	Activities
Meat Products (Brazil):
Bugio*	Santa Catarina	Pork slaughtering (partnership)
Buriti Alegre**	Goiás	Poultry slaughtering
Campos Novos	Santa Catarina	Pork slaughtering and animal feed
Capinzal**	Santa Catarina	Poultry slaughtering and industrialized products processing
Carambeí**	Paraná	Poultry slaughtering, animal feed and hatchery
Chapecó**	Santa Catarina	Poultry slaughtering (including turkey), industrialized products processing, animal feed and hatcheries
Concórdia	Santa Catarina	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Dois Vizinhos**	Paraná	Poultry slaughtering, animal feed and hatcheries
Dourados	Mato Grosso do Sul	Poultry slaughtering, animal feed and hatchery
Francisco Beltrão**	Paraná	Poultry slaughtering, animal feed and hatcheries
Garibaldi*/**	Rio Grande Sul	Poultry slaughtering
Herval D’Oeste	Santa Catarina	Pork slaughtering, industrialized products and hatchery.
Jataí**	Goiás	Poultry slaughtering, animal feed and hatchery
Lajeado	Rio Grande do Sul	Pork, poultry slaughtering and industrialized products
Lajeado Minuano*	Rio Grande do Sul	Poultry slaughtering (exclusive partnership)
Lucas de Rio Verde	Mato Grosso	Pork and poultry slaughtering, industrialized products processing
Marau	Rio Grande Sul	Pork and poultry slaughtering, industrialized products, animal feed and hatcheries
Mineiros	Goiás	Poultry and special poultry (Chester) slaughtering and processing
Nova Marilândia*	Mato Grosso	Poultry slaughtering
Nova Mutum**	Mato Grosso	Poultry slaughtering, animal feed and hatchery
Paranaguá	Paraná	Industrialized products processing
Ponta Grossa	Paraná	Industrialized products processing
Rio Verde**	Goiás	Pork and poultry slaughtering, industrialized products processing
Serafina Corrêa**	Rio Grande Sul	Poultry slaughtering
Seropédica	Rio de Janeiro	Sausage Factory
Tatuí	São Paulo	Industrialized products processing
Toledo	Paraná	Pork and poultry slaughtering, industrialized products processing, animal feed and hatcheries
Uberlândia**	Minas Gerais	Poultry and pork slaughtering, industrialized products processing and hatcheries
Videira**	Santa Catarina	Poultry slaughtering, industrialized products, animal feed and hatcheries.
Vitória de Santo Antão	Pernambuco	Industrialized products processing

Meat Products (International):
Abu Dhabi	UAE	Industrialized products processing
Addoha***	Saudi Arabia	Poultry slaughtering
Damman	Saudi Arabia	Industrialized products processing

Production Plant	State / Country of Location	Activities
Bandirma	Türkiye	Poultry slaughtering and industrialized products processing
Elazig	Türkiye	Poultry slaughtering
Izmir	Türkiye	Poultry slaughtering
Henan	China	Industrialized products processing

Soybean and Margarine Products (Brazil):
Paranaguá	Paraná	Margarine processing
Uberlândia	Minas Gerais	Margarine processing
Vitória de Santo Antão	Pernambuco	Margarine processing
Dois Vizinhos**	Paraná	Soybean crushing
Videira	Santa Catarina	Soybean crushing
Toledo	Paraná	Soybean crushing

Animal Feed (Brazil):
Arroio do Meio	Rio Grande do Sul	Animal feed
Catanduvas	Santa Catarina	Animal feed
Faxinal dos Guedes	Santa Catarina	Animal feed
Gaurama	Rio Grande do Sul	Animal feed

Pet Food/Feed Meal (Brazil):
Bastos	São Paulo	Feed meal / pet food
Campinas	São Paulo	Feed meal / pet food
Ivoti	Rio Grande do Sul	Feed meal / pet food
Francisco Beltrão	Paraná	Feed meal / pet food

Pet Food/Feed Meal (Internacional):
Juan Léon Mallorquín	Paraguay	Feed meal / pet food

____________________

* Production facilities owned and operated by third-party producers who produce according to our specifications.

** Operates in accordance with the Halal requirements.

*** BRF Arabia owns 26% of Addoha Poultry Company.

Part of our real estate assets are subject to liens incurred in connection with financing agreements, payment of taxes and lawsuits, as described in note 13 to our consolidated financial statements.

Distribution Centers and Transit Points

We operate 57 distribution centers and transit points throughout Brazil and 44 distribution centers and transit points abroad, as set forth in the tables below.

Category	Location	State	Owned or Leased
Brazil
Distribution Center	Aparecida de Goiânia	Goiás	Leased
Transit Point	Aracaju	Sergipe	Leased
Transit Point	Araçabuta	São Paulo	Leased
Transit Point	Bauru	São Paulo	Leased
Distribution Center	Benevides	Pará	Leased

Category	Location	State	Owned or Leased
Distribution Center	Brasília	Distrito Federal	Leased
Transit Point	Campo Grande	Mato Grosso do Sul	Leased
Transit Point	Campos dos Coyatazes	Rio de Janeiro	Leased
Distribution Center	Duque de Caixas	Rio de Janeiro	Leased
Distribution Center	Embu das Artes	São Paulo	Leased
Transit Point	Farroupilha	Rio Grande do Sul	Leased
Transit Point	Foz do Iguaçu	Paraná	Leased
Transit Point	Governador Valadares	Minas Gerais	Leased
Transit Point	Guarulhos	São Paulo	Owned
Transit Point	Içara	Santa Catarina	Leased
Transit Point	Ijuí	Rio Grande do Sul	Leased
Transit Point	Itabuna	Bahia	Leased
Distribution Center	Itaitinga	Ceará	Leased
Distribution Center	Itajaí	Santa Catarina	Leased
Transit Point	Juiz de Fora	Minas Gerais	Leased
Distribution Center	Jundiaí	São Paulo	Leased
Transit Point	Limeira	São Paulo	Leased
Distribution Center	Londrina	Paraná	Leased
Transit Point	Maceió	Alagoas	Leased
Distribution Center	Manaus	Amazonas	Leased
Distribution Center	Marau	Rio Grande do Sul	Owned
Transit Point	Marau	Rio Grande do Sul	Owned
Transit Point	Maringá	Paraná	Leased
Transit Point	Montes Claros	Minas Gerais	Leased
Distribution Center	Nova Santa Rita	Rio Grande do Sul	Leased
Transit Point	Palhoça	Santa Catarina	Leased
Transit Point	Paraíso do Tocantins	Tocantins	Leased
Distribution Center	Paranaguá	Paraná	Leased
Transit Point	Parnamirim	Rio Grande do Norte	Leased
Transit Point	Pelotas	Rio Grande do Sul	Leased
Distribution Center	Ponta Grossa	Paraná	Owned
Transit Point	Ponta Grossa	Paraná	Owned
Transit Point	Pouso Alegre	Minas Gerais	Leased
Transit Point	Presidente Prudente	São Paulo	Leased
Distribution Center	Ribeirão das Neves	Minas Gerais	Leased
Transit Point	Ribeirão Preto	São Paulo	Leased
Distribution Center	Rio Verde	Goiás	Owned
Distribution Center	Salvador	Bahia	Leased
Transit Point	Santa Maria	Rio Grande do Sul	Leased
Transit Point	Santos	São Paulo	Leased
Transit Point	São José de Ribamar	Maranhão	Leased
Transit Point	São José dos Campos	São Paulo	Leased
Distribution Center	São José dos Pinhais	Paraná	Leased
Transit Point	Seabra	Bahia	Leased
Transit Point	Sorocaba	São Paulo	Leased
Transit Point	Teresina	Piauí	Leased
Distribution Center	Uberlândia	Minas Gerais	Owned
Distribution Center	Várzea Grande	Mato Grosso	Leased
Distribution Center	Viana	Espírito Santo	Leased
Distribution Center	Videira	Santa Catarina	Owned
Distribution Center	Vitória de Santo Antão	Pernambuco	Leased
Distribution Center	Xerém	Rio de Janeiro	Leased

Category	Location	Country	Owned or Leased
International
Transit Point	Adana	Türkiye	Leased
Transit Point	Ankara (Ankara)	Türkiye	Leased
Transit Point	Ankara (Esenboğa)	Türkiye	Leased
Transit Point	Antalya	Türkiye	Leased
Transit Point	Aydin	Türkiye	Leased
Distribution Center	Bandirma (Hicri Ercili)	Türkiye	Leased
Distribution Center	Bandirma (Natura)	Türkiye	Owned
Distribution Center	Bandirma (Fpp)	Türkiye	Owned
Transit Point	Bursa	Türkiye	Leased
Transit Point	Edirne	Türkiye	Owned
Distribution Center	Elaziğ	Türkiye	Owned
Transit Point	Istanbul (Ayazağa)	Türkiye	Leased
Transit Point	Istanbul (Kartal)	Türkiye	Leased
Transit Point	Istanbul (Kadıköy)	Türkiye	Owned
Transit Point	Istanbul (Hadımköy)	Türkiye	Leased
Distribution Center	Izmir (Hitit)	Türkiye	Leased
Distribution Center	Izmir (Irmak)	Türkiye	Leased
Distribution Center	Izmir (Natura)	Türkiye	Owned
Transit Point	Izmir (Pınarbaşı)	Türkiye	Leased
Transit Point	Izmir (Sarnıç)	Türkiye	Leased
Transit Point	Kayseri	Türkiye	Leased
Transit Point	Muğla (Fethiye)	Türkiye	Leased
Transit Point	Muğla (Bodrum)	Türkiye	Leased
Transit Point	Muğla (Muğla)	Türkiye	Leased
Transit Point	Samsun	Türkiye	Leased

Distribution Center	Kuwait City	Kuwait	Leased
Transit Point	Al Khamil	Oman	Leased
Distribution Center	Muscat	Oman	Leased
Transit Point	Nizwa	Oman	Leased
Distribution Center	Salalah	Oman	Leased
Transit Point	Sohar	Oman	Leased
Distribution Center	Doha	Qatar	Leased
Distribution Center	Buraidah	Saudi Arabia	Leased
Distribution Center	Dammam	Saudi Arabia	Leased
Distribution Center	Jeddah	Saudi Arabia	Leased
Distribution Center*	Joody	Saudi Arabia	Owned
Distribution Center*	Joody	Saudi Arabia	Owned
Distribution Center	Khamis (Alshahrani)	Saudi Arabia	Leased
Distribution Center	Khamis (Al-Fouad)	Saudi Arabia	Leased
Transit Point	Madinah	Saudi Arabia	Leased

Category	Location	State	Owned or Leased
Distribution Center	Riyadh	Saudi Arabia	Leased
Transit Point	Abu Dhabi	United Arab Emirates	Leased
Transit Point	Sharjah	United Arab Emirates	Leased

Transit Point	Al Ain	United Arab Emirates	Leased

Distribution Center	Dubai (GSL)	United Arab Emirates	Leased

Distribution Center	Quilicura	Chile	Leased
Distribution Center	Montevideo	Uruguay	Leased

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

In our Sustainability Policy, our Health, Safety and Environmental Policy, or the SSMA Policy, and the Sustainability Pillar of the BRF Operational Excellence System, or the SEO, we established guidelines for environmental management based on national and international references. These instruments seek to ensure that our activities and growth are carried out in accordance with applicable environmental regulations. We have established a set of standards to be used in our environmental management. The monitoring of implementation of these standards is undertaken through technical indicators, such as the Environmental Sustainability Index (ISA) applied to agricultural and industrial plants, with targets that are established on an annual basis. Corrective actions are established to resolve deviations that have been found. An assessment is carried out to make sure that the environmental management system is being observed. Since 2021 BRF started reporting Sustainability Accounting Standards Board – SASB indicators in the Integrated Report, in the category Food & Beverage - Meat, Poultry & Dairy.

In 2024, we maintained four plants with ISO 14001 certification, all of which are located in Brazil. These plants were audited by regulatory bodies and undergo regular recertification.

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

Health and Safety

We are committed to safety on our facilities. All our employees and contractors in Brazil and abroad must follow our safety protocols. In addition, we have hired consulting firms to assist with further strengthening our health and safety structure, including with respect to ammonia cooling systems, fire prevention, learning, psychology of health and safety (PH&S), hazardous area and other health and safety technology and innovation improvements. Our health and safety policies aim to reduce lost time and non-lost time accidents, occupational illnesses and material loss incidents. With our Health and Safety Management System, we continue to reduce our accident frequency rate, calculated based on the Occupational Safety and Health Administration, or OSHA, requirements, by 57% in four years (2020 to 2024), which we believe demonstrates our commitment to safety.

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

Overview

BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 6,400 stock keeping units, or SKUs, as of December 31, 2024, serving more than 440,000 clients in approximately 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2024, we were responsible for 9.9% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

We operate through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

Our portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for our consumers based on their needs and habits, combining practicality and adaptability to regional culture. We seek to achieve that goal by investing in innovation to increase our offer of high-value-added products, which represented 68.2% of total sales in Brazil in 2024. We believe that our vast portfolio based on high-value-added products is what makes us stand out from our competitors, strengthen our brands and build customer loyalty.

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

Brazil

The Brazil segment accounted for 47% of our net sales in 2024. In Brazil, as of December 31, 2024, we operated 37 production facilities, which comprise in the aggregate 25 slaughtering and industrialized products plants, three margarine processing plants (one of which processes exclusively margarine), three soybean crushing plants, four animal feed meal plants and five pet food plants, all of which are located near our raw material suppliers or the main consumer centers. To ensure efficiency, all these industrial plants are located near our raw material suppliers or main consumer centers. See “Item 4. Information on the Company—D. Property, Plant and Equipment—Production.”

We have an advanced logistics system in our domestic market, with a vast distribution network comprised of 55 distribution centers and transit points as of December 31, 2024, six of which are owned by us and 49 of which are leased from third parties. Our distribution network is fully prepared to serve supermarkets, retail stores, wholesale stores, restaurants, and other clients. Our capillarity enables our products to reach Brazilian consumers countrywide. Through our extensive logistics network strategically revolved around the largest consumer markets, comprising a fleet of approximately 5,900 vehicles, we perform approximately 530,000 deliveries per month, serving 95% of Brazilian municipalities. Daily, our fleet travels a distance correspondent to 7 laps on Earth.

We adopt an omnichannel strategy to provide top-notch consumer experience, including the offering of digital platforms focused on the end consumer (Mercato em Casa) and on business-to-business, or B2B, customers (Central BRF), through which we suggest purchase orders to customers based on the characteristics of their point of sale, increasing sale efficiency.

In Brazil, we serve more than 320,000 customers as of December 31, 2024. The growth of our customer base is supported by a combination of strong capillarity and our sales promotion team efforts. Our logistics network operates through traditional trade (sales to local markets and stores), modern trade (national and regional supermarkets) and food service (restaurants and fast food stores) channels, which represented, respectively, 55%, 41% and 4% of our net revenue for 2024. Within the modern trade channel, our sales promoters are present in 70% of all stores in Brazil.

International

The International segment accounted for 47.5% of our net sales in 2024. We serve approximately 92,000 clients in approximately 120 countries, including the Gulf Cooperation Council, or GCC, countries, Türkiye, China, Japan, Singapore and Chile.

As of December 31, 2024, this operating segment operated seven industrial facilities for meat processing. Additionally, this operating segment operated 44 distribution centers and transit points in the Middle East and the Americas as well as commercial offices on four continents.

Our international reach and strong logistics capabilities enable us to be a leading poultry exporter from Brazil to Japan, Saudi Arabia and United Arab Emirates and pork exporter from Brazil to Cuba, Haiti, Ivory Coast and Liberia, as well as responsible for approximately 9.9% of total global poultry exports in 2024.

Our Halal business unit operates in Türkiye and the GCC countries. We began our operations in the region during the 70’s, with the launch of Sadia brand in the GCC countries, then aired the first television commercial in the region during the 80’s and established our first regional office in Dubai in 2002. In Türkiye and in the GCC, value added products accounted for 23.2% and 12.8% of our sales volume in 2024 in these regions, respectively. We have been focusing on the logistics for the region since 2009, with the implementation of an integrated distribution process in Saudi Arabia and in the United Arab Emirates in 2013-2014.

In the GCC countries and Türkiye, we also benefit from a robust logistics and distribution capacity comprised of approximately 770 trucks, 44 distribution centers and transit points, which deliver approximately 71,500 tons of products per month to approximately 92,000 clients, as of December 31, 2024.

In 2024, we obtained 84 additional authorizations to export to new markets.

Other Segments

Other Segments accounted for 5.5% of our net sales in 2024. This segment includes complementary businesses such as Ingredients and Pet Food. We operate three plants in Brazil and one in Paraguay exclusively dedicated to pet food. Additionally, we also produce pet food in our facility located in Francisco Beltrão-PR.

Additional Information

A breakdown of our products is as follows, which are sold both in Brazil and to our international customers:

•	Market Goods, including the following:
o	in-natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
o	halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Semi-processed food, including the following:
o	marinated, frozen, seasoned, salted, cooked or cut (cubed, stripes, shredded, etc.) chicken and pork meat, sold under Sadia, Perdigão, and the Chester brand;
•	Processed Food Products, including the following:
o	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;

o	snacks (salamitos);
o	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
o	frozen prepared meals, such as lasagna, macaroni and cheese, pasta, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
o	plant-based products, such as nuggets, pies, vegetables and burgers;
o	frozen desserts and cheese bread; and
o	spreads, like margarine, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

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

We also invested in clean energy in partnerships signed in 2021 with AES and Intrepid, with which we hope to be able to achieve almost 90% of electrical energy from clean sources in our operations in Brazil. In 2024, we received a monthly average of 80MW of clean energy generated by our wind farm in partnership with AES. The solar energy plant under construction in partnership with Intrepid should be fully operational by the end of 2025. In 2022, we allocated R$92,091 million to clean energy projects and in 2023 we planted a renewable forest with approximately 3,300 hectares. In 2024, we invested R$45,173 million in clean energy self-generation projects. In 2025, we plan to reach 160 average MW in self-generation of energy.

Strategically, we are focused on improving results, consolidating our leadership positions and achieving growth while preserving profitability. This strategy includes: (i) maximizing return on investment of our existing assets; (ii) allocating capital wisely; (iii) optimizing footprint and capturing efficiencies throughout the value chain and (iv) connecting with consumers’ needs and improving our mix of channels and products. In Brazil, we are focused on ensuring progress in commercial execution and providing high quality service. In the International Segment, we plan to consolidate leadership and expand our value-added portfolio, with an emphasis on the regions of Türkiye and the GCC countries, as well as increasing export destinations through new authorizations.

Principal Factors Affecting Our Results of Operations

Our operating results, financial condition and liquidity have been and will continue to be influenced by a broad range of factors, including:

•	economic conditions in Brazil and globally;
•	the effect of trade barriers and other restrictions on imports;
•	disruptions in consumption and trade patterns, supply chains and production processes;
•	concerns over African swine fever, avian influenza and other diseases of human and animal origin;
•	sensitivity of the domestic market to changes in global demand, including the impact of decisions by our main Brazilian competitors and temporary increases in supply from producers in other countries;
•	changes in commodity prices;
•	fluctuations in exchange rates and inflation;
•	interest rates; and
•	freight expenses and volume.

We present a more detailed description of each of these factors below.

Brazilian and Global Economic Conditions

Brazilian inflation rates, as measured by the IPCA, published by the IBGE, increased to 4.83% accumulated over the last twelve months prior to December 31, 2024, from 4.62% in 2023 and 5.79% in 2022. Price increases generally reduce consumers’ purchasing power, particularly among the lower income class, and ultimately limit consumption.

The Brazilian labor market registered an average unemployment rate of 6.6% in 2024, according to the IBGE’s National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios, or “PNAD”), which represents an improvement when compared to the rates of 7.4% in 2023 and 7.9% in 2022. Additionally, Brazilian consumer confidence increased to 88.0 points in December 2022 and 93.3 in December 2023, decreasing to 92.0 points in December 2024, according to the Consumer Confidence Index, or ICC, published of Fundação Getúlio Vargas (FGV).

Real GDP in Brazil increased at an average annual rate of 5.2% from 2005 through 2024. The Real GDP increased 2.9%, 2.9% and 3.4% year-on-year in 2022, 2023 and 2024, respectively. Between 2021 and 2023, reacting to a higher inflation, the Central Bank raised the SELIC interest rate from 2% to 13.75% to control inflationary pressures in the aftermath of COVID-19. After a sequence of reductions, since September 2024, the Central Bank has been increasing the SELIC interest rate once again. As of December 31, 2024, the SELIC interest rate was 12.25% and, as of the date of this annual report, the SELIC interest rate was 14.25%.

The Brazilian real depreciated 27.9% against the U.S. dollar in 2024, to R$6.19 per US$1.00 in December 31, 2024 from R$4.84 per US$1.00 in December 31, 2023.

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

On April 2, 2025, President Donald Trump announced the implementation of global reciprocal tariffs. These tariffs are expected to impact global growth prospects and increase inflation, with potential effects amplified by a shift toward global economic fragmentation beyond direct retaliation against the US. President Donald Trump’s global reciprocal tariffs represent a new phase in US trade and economic policy, aiming to create a durable tariff wall around the country to address trade imbalances. The effects of such tariffs on the meat industries are unclear and are difficult to predict, as a result of the ongoing trade negotiations and tariff retaliations. See “Item 3. Key Information—D. Risks Factors— Risks Relating to Our Business and Industry—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.” for further information regarding the impact of the ongoing tariff war.

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

Our historical exposure to Russia has been limited to frozen chicken, frozen pork and pet food, representing less than 0.25% of our global revenues in the year ended December 31, 2024. See “Item 3. Key Information—D. Risks Factors— Risks Relating to Our Business and Industry—Deterioration of general economic and geopolitical conditions, including due to the ongoing military conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on our business.” for further information regarding the impact of the ongoing war between Russia and Ukraine in our business.

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

In June 2021, over 12 companies, including us, were invited to attend a meeting with the undersecretary of the Oman Ministry of Agriculture. In the meeting we were informed about a quota program which the Oman government is planning to implement to protect local production. According to this program, they will decrease 10% from the total import of whole poultry of each company that export whole poultry to their country. The Oman Ministry of Agriculture sent a communication to all companies confirming the implementation of this program as of January 1, 2022. The 10% is calculated based on an average of imports over the past 3 years.

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

In 2020, China’s General Customs Administration, or GACC, suspended the authorization for chicken and pork exports from two BRF plants, located in Dourados (SIF 18) and Lajeado (SIF 3975). The suspension was due to alleged concerns over COVID-19 in Brazil. These two plants had their suspensions reversed by the Chinese authorities later in 2020, and they received clearance to resume exports. On August 3, 2021, we became aware through a publication on the website of the GACC of the suspension of the export to China of pork meat from our Lucas do Rio Verde-MT pork plant as of that date. The alleged reason was the malfunctioning of the refrigerating system of one single pork meat container, which was later demonstrated through the transporter’s system log to be the transporter’s sole responsibility and fault. On December 16, 2021, we were also informed by MAPA and GACC of the suspension of the export to China of poultry meat from Marau-RS under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products. In 2023, we received authorization from GACC to resume the export to China of poultry meat from Marau and the export of pork and poultry meat from our Lucas do Rio Verde-MT plant. In January 2025, the poultry plant of Rio Verde received authorization from GACC to resume export to China, ending all restrictions against our plants.

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

On July 17, 2024, Brazilian authorities identified an outbreak of Newcastle disease in a commercial poultry farm in the municipality of Anta Gorda, in the state of Rio Grande do Sul. In response to the outbreak, MAPA created an animal health emergency area and implemented strict control and surveillance measures within a 10-kilometer radius of the affected area to prevent the spread of the disease. The Brazilian Federal Government also imposed a preventive embargo on sales of chicken meat, eggs and other poultry products to more than 40 countries, including China, members of the European Union, Argentina and Japan. After containing the outbreak, Brazil suspended trade restrictions and resumed its poultry exports in August 2024, however we still have restrictions in relation to the state of Rio Grande do Sul to China, Mexico and other less relevant markets.

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

In 2020, Saudi Arabia continued its practice of creating import barriers, such as by suspending imports from the Francisco Beltrão (SIF 2518) and Dois Vizinhos (SIF 1985) plants in February 2020 without providing technical justifications, and increasing the costs of Halal certification by requiring accreditation at the SFDA Halal Center. Saudi Arabia also imposed an informal import ban in 2020 against products originating from Türkiye, which affected our subsidiary Banvit’s exports. In 2021, the country suspended other 11 Brazilian plants, but none of them pertains to us. In March 2022, some of these banned companies were approved to export chicken cuts to Saudi Arabia again.

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

In Türkiye, there is a risk related to the expiration and non-renewal of the license relating to the validity of transgenic events, which would impact Turkish imports of transgenic soybeans, thereby affecting the cost of our local production. Also in Türkiye, in 2023 chicken exports to some countries were banned due to HPAI outbreaks in the country.

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

Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, even if MAPA is successful in negotiating agreements with importing countries, some countries are stricter on HPAI, and as a consequence any new outbreak of avian influenza in Brazilian poultry would likely lead to immediate restrictions on the export of some of our products to these stricter markets.

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

For example, in 2019, Chinese demand for imported protein increased significantly because of African swine fever, a deadly virus that reduced drastically the local supply of pork meat and, consequently, increased local and global protein prices. In 2019, China enabled nine poultry plants, six pork plants and 22 bovine plants from Brazil to increase their import volumes and to address the local protein scarcity. However, in August 2021, China’s GACC suspended the export to China of pork meat from our Lucas do Rio Verde plant. On December 16, 2021, we were also informed by MAPA and GACC of the suspension of the export to China of poultry meat from Marau under the allegation of the finding of content improper for human consumption in a batch of poultry feet. On March 4, 2022, we were informed by GACC that it was suspending, as of March 5, 2022, the export to China of poultry meat from our Lucas do Rio Verde-MT plant as well. The alleged reason for this suspension were certain nonconformities identified during a videoconference audit executed by GACC, such as the occurrences of COVID-19 infections among our employees that were not disclosed to it and the lack of disinfection tank and detections of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products. On March 24, 2023, we received authorization from GACC to resume the export to China of poultry meat from Marau, and on May 16, 2023, the export of pork and poultry meat from our Lucas do Rio Verde-MT plant.

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

In July 2024, a case of Newcastle Disease was found in Rio Grande do Sul. After that, Brazil voluntarily suspended exports from the affected region or state or country, according to the criteria from the importing countries (International Health Certification). Argentina, Mexico and China, for example, were stricter than the other importers, not allowing imports from Brazil in that time. After negotiations, Brazil was able to resume exports to the most of markets, but Bolivia, China, Chile, Macedonia, Namibia and Türkiye have continued not to import from Rio Grande do Sul.

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

Commodity Prices

Many of our raw materials are commodities whose prices consistently fluctuate in response to market forces of supply and demand. We purchase large quantities of corn, soybean meal, vegetable oils and soybeans (grain), which we use to produce substantially all of our own animal feed. For the most part, the commodities we purchase are priced in reais. While input costs are denominated in real, the prices of the commodities we purchase tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal, vegetable oils and soybeans (grains) represented approximately 34.6% of our cost of production in 2024, compared to 41.4% in 2023 and 47.3% in 2022. Although we produce most of the hogs we use for our pork products, we also purchased hogs on the spot market in 2023. We purchased 1.7% of the total number of hogs slaughtered in 2024 on the spot market.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market price of those commodities and fluctuate with them. In 2024, the average corn price in Brazil was 4% lower than in 2023. In 2024, the average soybean meal price in Brazil was 14.7% lower than in 2023. In 2024, the average vegetable oils price in Brazil was 5.6% higher than in 2023. The effect of decreases or increases in prices of raw materials on our gross margin is greater for fresh products relative to value-added products.

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

For further information about trends in commodity prices in 2024, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information––Raw Materials.”

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

	2024	2023	2022
Appreciation (depreciation) of the real against the U.S. dollar	27.9%	7.2%	6.5%
Period-end exchange rate (US$1.00)	6.19	R$4.84	R$5.22
Average (daily) exchange rate (US$1.00)(1)	5.39	R$5.00	R$5.17
Period-end Basic interest rate SELIC(2)	12.25%	11.75%	13.75%
Inflation (INPC)(3)	4.77%	3.71%	5.93%
Inflation (IPCA)(4)	4.83%	4.62%	5.79%
Inflation (IGP-M)(5)	6.54%	(3.18%)	5.45%

____________________________

Sources: IBGE, Fundação Getúlio Vargas and the Brazilian Central Bank.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.
(2)	The SELIC (Sistema Especial de Liquidação e de Custódia) interest rate is the primary Brazilian reference interest rate.
(3)	INPC is published by the IBGE, measuring inflation for families with income between one and eight minimum monthly wages in 11 metropolitan areas of Brazil.
(4)	IPCA is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.
(5)	The IGP-M gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

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

We had total foreign currency-denominated loans and borrowings in an aggregate amount of R$12,400,412 thousand as of December 31, 2024, representing 59.79% of our total consolidated indebtedness on that date. Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant devaluation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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

Effects of Interest Rates

Our financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2024, 41.58% of the outstanding amount of principal and interest of our loans and borrowings of R$8,751,283 thousand was either: (i) denominated in (or swapped into) reais and bearing interest based on Brazilian floating interest rates, such as (a) the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or CDI, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (b) the IPCA; or (ii) U.S. dollar-denominated and bearing floating interest based on (a) the Secured Overnight Financing Rate, or SOFR, or (b) the Emirates Interbank Offered Rate, or EIBOR. Any increase in the CDI, IPCA, SOFR or EIBOR rates may have an adverse impact on our financial expenses and our results of operations.

The table below shows the average interest rates to which we were exposed in each of the years as follows:

	Average Interest for the Year Ended December 31,
	2024	2023	2022
			(%)
CDI	10.83	13.2	12.5
Six-month LIBOR (January 1 – September 16, 2022)(1)	-	5.5	2.9
Three-month EIBOR	-	5.2	-
Six-month SOFR	4.9	5.2	-

(1)       All LIBOR-based loans were terminated in the first quarter of 2023.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Fluctuations or changes in, or the replacement of, interest rates could impact the cost of servicing our debt or reduce our financial revenue, affecting our financial performance.”

Freight Expenses and Volume

The costs and expenses of transporting our products throughout our domestic distribution network and to our foreign customers are significant and are affected by fluctuations in the price of oil. For the fiscal years ended December 31, 2024, 2023 and 2022, freight expenses from our ongoing operations represented approximately 5.3%, 6.2% and 6.1% of our net sales, respectively, while total freight spending (including costs and expenses) represented approximately 8.9%, 9.9%, and 9.1% of our net sales respectively. For our export goods, we ship many of our products under CFR (cost and freight), CIF (cost, insurance and freight) or DDP (delivered duty paid), including the payment of freight and insurance costs. In recent years, due to global political instability that could affect oil prices, we have included in our agreement with shipping lines a bunker oil (the fuel utilized in vessels) adjustment factor. Despite persistent threats, such as the ongoing war in Ukraine, the growing world population continues to drive demand for perishable goods. As a result, the reefer sector has proven resilient with every trade route posting year-on-year growth in early 2023 for the first time in more than 24 months.

Regarding the Israel-Hamas war in Gaza that started in 2023, the main risk to our business is the Yemen’s Houthi movement targeting all ships passing through the Suez Canal regardless of their nationality and warning international shipping companies to avoid the Red Sea route. As a result, shipping companies have diverted their route via the Cape of Good Hope in southern Africa, which increased transit time on average by 50% and generated extraordinary costs for the Company. The Houthi threat caused a disruption in the flow of ships, causing shipment delays, equipment unavailability, and port congestion. As a result, shipping companies have adopted alternatives to improve container availability on ships and minimize impacts.

Since 2023, we have been negotiating the reduction of our maritime freight rates with the challenge of returning to pre-pandemic levels.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this annual report. The following table sets forth the components of our results of operations as a percentage of net sales for 2024, 2023 and 2022.

	Year Ended December 31,
	2024		2023		2022
	(in thousands of reais)	(%)	(in thousands of reais)	(%)	(in thousands of reais)	(%)
Continuing operations
Net sales	61,379,038	100.0	53,615,440	100.0	53,805,028	100.0
Cost of sales	(45,543,222)	(74.2)	(44,781,739)	(83.5)	(45,672,376)	(84.9)
Gross profit	15,835,816	25.8	8,833,701	16.5	8,132,652	15.1
Operating income (expenses)
Selling expenses	(8,082,662)	(13.2)	(7,454,163)	(13.9)	(7,067,148)	(13.1)
General and administrative expenses	(953,059)	(1.6)	(757,836)	(1.4)	(644,827)	(1.2)
Impairment loss on trade receivables	(28,817)	(0.0)	(32,809)	(0.1)	(12,772)	—
Other operating income (expenses), net	82,783	0.1	250,512	0.5	(545,270)	(1.0)
Income from associates and joint ventures	(13,675)	(0.0)	(3,264)	—	1,076	—
Income (loss) before financial results and income taxes	6,840,386	11.1	836,141	1.6	(136,289)	(0.3)
Financial income	1,225,792	2.0	1,202,520	2.2	1,082,935	2.0
Financial expenses	(3,645,839)	(5.9)	(4,136,312)	(7.6)	(3,585,765)	(6.7)
Foreign exchange and monetary variations	629,534	1.0	112,945	0.1	(165,925)	(0.3)
Loss before taxes	5,049,873	8.2	(1,984,706)	(3.7)	(2,805,044)	(5.2)
Income taxes	(1,357,969)	(2.2)	115,854	0.2	(285,634)	(0.5)
Income (loss) from continuing operations	3,691,904	6.0	(1,868,852)	(3.5)	(3,090,678)	(5.7)
Loss from discontinued operations	—	—	—	—	(50,948)	(0.1)
Income (loss) for the year	3,691,904	6.0	(1,868,852)	(3.5)	(3,141,626)	(5.8)
Attributable to
Controlling shareholders	3,213,274	5.2	(2,028,559)	(3.8)	(3,166,403)	—
Non-controlling shareholders	478,630	0.8	159,707	0.3	24,777	—

Unless stated otherwise, the results that we present below do not consider the results from our discontinued operations.

Presentation of Net Sales Information per Operating Segment

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil; and (iii) Other Segments. These segments include sales through all of our distribution channels and operations. The Brazil and the International segments are subdivided according to the nature of products, as follows: (i) in-natura (production and sale of whole poultry and cuts and pork and other cuts); (ii) semi-processed (production and marketing of in-natura cooked and smoked foods); (iii) processed (production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products); and (iv) other sales (sale of flour for food service and others). Other Segments is comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness) and pet food, as well as commercialization of agricultural products. See note 24 to our audited consolidated financial statements for the year ended December 31, 2024 for a breakdown of net sales by segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions for 2024, 2023 and 2022 can be broken down as follows:

•	ICMS Taxes — ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the year ended December 31, 2024 was 8.93%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes — The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the year ended December 31, 2024. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in-natura pork and poultry cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil— Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”
•	Discounts, Returns and Other Deductions — Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

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

The table below sets forth our gross sales and deductions for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
	(in thousands of reais)
Gross sales
Brazil	35,424,872	32,922,332	33,325,565
International	30,784,576	25,203,968	22,253,452
Other Segments	3,955,631	3,494,983	3,305,974
	70,165,079	61,621,283	61,884,991
Sales deduction
Brazil	(6,584,239)	(6,063,414)	(6,327,777)
International	(1,611,421)	(1,352,204)	(1,150,317)
Other Segments	(590,381)	(590,225)	(601,869)
	(8,786,041)	(8,005,843)	(8,079,963)
Net sales
Brazil	28,840,633	26,858,918	26,997,788
International	29,173,155	23,851,764	24,103,135
Other Segments	3,365,250	2,904,758	2,704,105
	61,379,038	53,615,440	53,805,028

The following discussion provides comparisons of our results of our continuing operations for the years ended December 31, 2024, 2023 and 2022, based on our consolidated financial statements prepared in accordance with IFRS Accounting Standards.

Year Ended December 31, 2024 compared with Year Ended December 31, 2023

Net Sales

Our net sales increased by R$7,763,598 thousand, or 14.5%, to R$61,379,038 thousand in the year ended December 31, 2024 from R$53,615,440 thousand in the year ended December 31, 2023. This increase is mainly justified by (i) a 3.0% increase in sales volumes, (ii) an 11.2% increase in the average prices, primarily due to the recovery of in natura chicken protein prices overcoming the global oversupply scenario that persisted throughout 2023 and the exchange rate impact on the net sales of the International segment in connection with the devaluation of the real in relation to the U.S. dollar and other currencies in 2024, (iii) the impact of hyperinflation in Türkiye, which resulted in R$924 million to net sales in the year ended December 31, 2024, as partially offset by debt designed as hedge accounting reducing net sales by R$582 million in 2023. We present below an explanation for the net sales performance for each segment.

Net Sales by Operating Segments

In 2024 and 2023, we recorded the following net sales in our operating segments.

	Year Ended December 31,
	2024	2023	Change
	(in thousands of reais)		(%)
Brazil	28,840,633	26,858,918	7.4
In-natura	7,082,453	6,133,183	15.5
Semi-processed	1,988,415	1,733,981	14.7
Processed	19,675,454	18,683,405	5.3
Other Sales	94,311	308,349	(69.4)
International	29,173,155	23,851,764	22.3
In-natura	24,597,920	20,252,213	21.5
Semi-processed	651,624	352,087	85.1
Processed	3,755,026	3,104,193	21.0
Other Sales	168,585	143,271	17.7
Other Segments	3,365,250	2,904,758	15.9
Total	61,379,038	53,615,440	14.5

In 2024 and 2023, we recorded the following average prices in our operating segments:

	Average Prices Year Ended December 31,
	2024	2023	Change
	(in reais per kg)		(%)
Brazil	12.09	12.05	0.4
International	13.35	10.99	21.4
Other Segments	7.88	6.38	23.5
Total	12.28	11.05	11.2

Brazil Segment

Net sales from our Brazil segment increased by R$1,981,715 thousand, or 7.4%, to R$28,840,633 thousand in the year ended December 31, 2024 from R$26,858,918 thousand in the year ended December 31, 2023, mainly due to a continuous increase in sales volumes, particularly in the processed products portfolio allied with consumer needs and combined with strategical innovations, strong brands, and strategic campaigns, besides an efficient commercial execution. The Company efforts allowed a 10% expansion in sales volume of processed products, with a contribution to expanding our market share to 40.8% (value share), with growth across all categories.

International Segment

Net sales from our International segment increased by R$5,321,391 thousand, or 22.3%, to R$29,173,155 thousand in the year ended December 31, 2024 from R$23,851,764 thousand in the year ended December 31, 2023, primarily due to (i) the recovery of protein prices in international markets, overcoming the global chicken oversupply scenario observed in 2023; (ii) the strategy of diversifying markets by gaining new export authorizations, which allowed us to capture the best market opportunities. In 2024, we obtained 84 new authorizations, including the authorizations to export in natura and processed chicken meat to the United Kingdom, marking the return of BRF’s exports to the European continent, as well as the authorizations to export chicken and pork protein to the Philippines and pork to the United States; and (iii) the higher share of processed products in sales in all the markets in which we operate.

Other Segments

Net sales from Other Segments increased by R$460,492 thousand, or 15.9%, to R$3,365,250 thousand in the year ended December 31, 2024 from R$2,904,758 thousand in the year ended December 31, 2023, mainly as a result of (i) increasing the share of value-added products in sales, introducing key additions to the portfolio, such as palatants and heparin; (ii) expansion in the super premium natural segment, (iii) the rationalization of our SKUs resulting in increased distribution and prescription of our products, as well as increased investment in our brands and expansion of our export destinations and the launch of innovative products; and (iv) carrying out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities.

Cost of Sales

Cost of sales totaled R$45,543,222 thousand in the year ended December 31, 2024, an increase of 1.7% compared to R$44,781,739 thousand in the year ended December 31, 2023. This increase is mainly explained by the 3.0% increase in volumes sold. Nonetheless, when comparing cost of sales per kilo, there was a reduction of 1.2%, to R$9.11 per kilo in 2024 compared to R$9.23 per kilo in 2023, mainly due to the decrease in the cost of consumption of grains and oils, with gains in operational efficiency due to BRF+, which in 2024 evolved in several indicators, reaching record levels of efficiency, R$1.460 billion in the year to date. These effects were partially mitigated, among other factors, by inflation cost affecting goods and services, the increase in production costs on the Turkish platform and the impact of exchange rate variation on investments in the International Segment.

Gross Profit

Our gross profit increased by R$7,002,115 thousand, or 79.3%, to R$15,835,816 thousand in the year ended December 31, 2024 from R$8,833,701 thousand in the year ended December 31, 2023, with a gross margin of 25.8% in the year ended December 31, 2024 compared to 16.5 % in the year ended December 31, 2023. This performance is the result of the increase in net revenue by 14.5% as a result of a 3.0% increase in volumes sold and an increase of 11.2% of the average price, combined with the 1.2% reduction in unit cost due to the drop in the cost of consumption of grains, and oils, and gains in operational efficiency due to BRF+.

The following table provides a breakdown of our gross profit for each segment and for Corporate.

	Year Ended December 31,
Gross profit	2024	2023	Change
	(in thousands of reais, except where indicated)		(%)
Brazil	7,733,707	5,916,699	30.7
International	7,431,712	2,121,851	250.2
Other Segments	775,647	764,791	1.4
Corporate	(105,250)	30,360	(446.7)
Total	15,835,816	8,833,701	79.3

Operating Income (Expenses)

Our operating income (expenses) increased by 12.5% in the year ended December 31, 2024, to operating expenses of R$8,995,430 thousand in the year ended December 31, 2024 from operating expenses of R$7,997,560 thousand in the year ended December 31, 2023, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased by R$628,499 thousand, or 8.4%, to R$8,082,662 thousand in the year ended December 31, 2024 from R$7,454,163 thousand in the year ended December 31, 2023, as a result of higher expenses with marketing and trade marketing resulting from campaigns to boost sales, such as Sadia’s 80th anniversary campaigns, among others, with freight, due to tariff readjustments, and with variable remuneration as a result of achieving targets. Our selling expenses represented 13.2% of the net sales in the year ended December 31, 2024, a decrease of 0.7 p.p. compared to 13.9 % in the year ended December 31, 2023.

General and Administrative Expenses

Our general and administrative expenses increased by R$195,223 thousand, or 25.8%, to R$953,059 thousand in the year ended December 31, 2024 from R$757,836 thousand in the year ended December 31, 2023. The increase was mainly due to the payment of variable remuneration and annual salary adjustments.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to an income of R$82,783 thousand in the year ended December 31, 2024, as compared to an income of R$250,512 thousand in the year ended December 31, 2023. This variation in performance is mainly explained by the recovery of expenses, contingencies and gains on the sale of assets.

Income Before Financial Results and Income Taxes

As a result of the foregoing, we accounted an income before financial results and income taxes of R$6,840,386 thousand in the year ended December 31, 2024 from an income of R$836,141 thousand in 2023.

The table below sets forth our income before financial results and income taxes for each segment and for Corporate.

	Income before financial results and income taxes
	2024	2023	Change
	(in thousands of reais)		(%)
Brazil	2,750,655	1,602,298	71.7
International	3,981,318	(1,214,167)	(427.9)
Other Segments	322,569	357,720	(9.8)
Subtotal	7,054,542	745,851	845.8
Corporate	(214,156)	90,290	(337.2)
Total	6,840,386	836,141	718.1

Financial Income (Expenses), Net

Financial income (expenses), net decreased by R$1,030,334 thousand, or (36.5)%, to an expense, net of R$1,790,513 thousand in the year ended December 31, 2024 from an expense, net of R$2,820,847 thousand in the year ended December 31, 2023. This decrease is mainly due to higher interest on investments, reduction in financial expenses and positive effect of exchange rate variation, highlighting the following main impacts: (i) lower adjustment to present value of R$338.0 million, linked to the higher customer balance and the decrease in the year’s accumulated interest rate; (ii) reduction in interest expenses on loans and financing by R$253.6 million, mainly attributed to the reduction in average gross debt in the period and the lower interest rate; (iii) increase in interest on cash and investments by R$238.2 million associated with the greater cash position; (iv) lower interest income on taxes recoverable by R$180.7 million. Additionally, favorable impacts were observed due to exchange rate variation and the results of derivatives in the total amount of R$156.6 million.

Income (Loss) Before Taxes

As a result of the foregoing, our income before taxes amounted to R$5,049,873 thousand in the year ended December 31, 2024, in comparison to a loss of R$1,984,706 thousand in 2023.
Income Taxes

Our income taxes amounted to an expense of R$1,357,969 thousand in the year ended December 31, 2024, representing a variation of 1,272.14% from a benefit of R$115,854 thousand in 2023. Our effective tax rate in 2024 represented an expense of 26.9% compared to an effective tax rate that represented a benefit of 5.8% in 2023. This change was primarily due to higher taxes as a result of profit in 2024, besides recorded loss in the previous year, the effects of the foreign exchange variation on our investments in foreign subsidiaries, difference in tax rates on results of subsidiaries and provision for contingencies (IRPJ/CSLL) in 2024.

Profit (Loss) from Continuing Operations

As a result of the foregoing, our profit from continuing operations was R$3,691,904 thousand in the year ended December 31, 2024, representing an increase of 297.55% in comparison to a loss of R$1,868,852 thousand in 2023.

Income (Loss) for the Year

As a result of the foregoing, our income for the year was R$3,691,904 thousand in the year ended December 31, 2024, compared to a loss for the year of R$1,868,852 thousand in 2023, an increase of 297.55%.

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

Net Sales by Operating Segments

In 2023 and 2022, we recorded the following net sales in our operating segments.

	Year Ended December 31,
	2023	2022	Change
	(in thousands of tons)		(%)
Brazil	26,858,918	26,997,788	(0.5)
In-natura	6,133,183	6,170,775	(0.6)
Semi-processed	1,733,981	1,767,128	(1.9)
Processed	18,683,405	18,933,319	(1.3)
Other Sales	308,349	126,566	143.6
International	23,851,764	24,103,135	(1.0)
In-natura	20,252,213	20,497,773	(1.2)
Semi-processed	352,087	435,854	(19.2)
Processed	3,104,193	2,830,673	9.7
Other Sales	143,271	338,835	(57.7)
Other Segments	2,904,758	2,704,105	7.4
Total	53,615,440	53,805,028	(0.4)

In 2023 and 2022, we recorded the following average prices in our operating segments:

	Average Prices Year Ended December 31,
	2023	2022	Change
	(in reais per kg)		(%)
Brazil	12.05	11.87	1.5
International	10.99	12.46	(10.7)
Other Segments	6.38	5.20	22.5
Total	11.05	11.32	(2.5)

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

Financial Income (Expenses), Net

Financial income (expenses), net increased by R$152,092 thousand, or 5.7%, to an expense, net of R$2,820,847 thousand in the year ended December 31, 2023 from an expense, net of R$2,668,755 thousand in the year ended December 31, 2022. This increase is mainly due to an increase in the cost of servicing debt due to increased interest on loans and financing of R$305,198 thousand as a result of a higher gross debt balance for most of the year, combined with higher interest rates (accumulated CDI rate of 13.04% in 2023 compared to 12.38% in 2022), which was partially offset by a R$119,582 thousand increase in interest revenues mainly due to higher interest income on investments resulting from a higher cash position, especially after the 2023 Equity Offering in July 2023, and an increase of R$150,509 thousand in net monetary gain predominantly from hyperinflation in Türkiye.

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

B.                  Liquidity and Capital Resources

As of December 31, 2024, we held R$11,165,364 thousand in cash and cash equivalents. Of that amount, R$5,645,542 thousand, or 50.6%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

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

As of December 31, 2024, we did not have off-balance sheet arrangements that have or are reasonably likely to have effects on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors, except for the commitments for purchases of goods and services in the total amount of R$4,523,501 thousand as of December 31, 2024. For more information see note 31 to our audited financial statements.

The following table summarizes significant contractual obligations and commitments due by period, as of December 31, 2024.

	Payments Due by Period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of reais)
Loans and borrowings(1)	21,529,249	984,119	5,920,258	1,969,580	12,655,292
Interest on loans and borrowings (2)	10,967,547	1,262,643	2,239,634	1,683,441	5,781,829
Lease liabilities	5,000,443	1,084,328	1,538,551	1,011,573	1,365,991
Total	37,497,239	3,331,090	9,698,443	4,664,594	19,803,112

(1)       Includes both current and non-current loans and borrowings.

(2)       Represents expected interest obligations on the loans and borrowings set forth in the table above, assuming the interest rates in effect on each facility as of December 31, 2024.

We also recorded R$2,232,114 thousand as contingencies with probable losses as of December 31, 2024.

Cash Flow

The following table sets forth certain consolidated cash flow information for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
Cash Flow	(in thousands of reais)
Net cash provided by operating activities	10,776,742	3,939,397	1,876,384
Net cash used in investing activities	(3,498,579)	(2,113,844)	(3,258,787)
Net cash provided by (used in) financing activities(1)	(6,727,312)	(861,837)	2,255,538
Effect of exchange rate variation on cash and cash equivalent	1,349,849	170,019	(271,026)
Net increase (decrease) in cash and cash equivalents	1,900,700	1,133,735	602,109

Cash Flows Provided by Operating Activities

We recorded net cash flows provided by operating activities of R$10,776,742 thousand in 2024, compared to cash flows provided by operating activities of R$3,939,397 thousand in 2023. This increase of R$6,837,345 thousand is mainly due to an improved operational performance in the amount of R$7,834,471 thousand increased by cash generation from suppliers of R$2,139,611 thousand and from accounts receivable of R$591,998 thousand, as partially set-off by a cash consumption resulting from inventories in the amount of R$1,415,928 thousand and current biological assets of R$519,454 thousand.

Cash Flows Used in Investing Activities

We recorded net cash flows used in investing activities of R$3,498,579 thousand in 2024, compared to net cash flows used in investing activities of R$2,113,844 thousand in 2023. This increase of R$1,384,735 thousand in cash flows used in investing activities is mainly related to the impact of investments and redemptions of securities measured at amortized cost, at fair value through other comprehensive income, and restricted cash in the amount of R$1,060,950 thousand.

Cash Flows Used in Financing Activities

We recorded net cash flows used in financing activities of R$6,727,312 thousand in 2024, compared to net cash flows used in financing activities of R$861,837 thousand in 2023. This increase of R$5,865,475 thousand is mainly a reflection of the impact of capital increase through the issuance of shares (follow-on) executed in 2023 in the amount of R$5,313,241 thousand. Thus, smaller loan borrowings were undertaken during the year in the amount of R$1,491,722 thousand, along with the execution in 2024 of stock buybacks in the amount of R$1,288,242 thousand and the payment of dividends in the form of interest on equity in the amount of R$1,144,453 thousand. This cash consumption was mitigated by the positive effect of lower debt amortizations in 2024 of R$2,903,917 thousand.

Dividends and Interest on Shareholders’ Equity

In the year ended December 31, 2024, we distributed R$1,145,999 thousand as interest on shareholders’ equity.

We did not make any distributions for the years ended December 31, 2023 or 2022.

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

	As of December 31,
	2024			2023
	Current	Non-current	Total	Total
	(in thousands of reais)
Total loans and borrowings	1,230,273	19,510,275	20,740,548	20,095,548
Local currency	385,672	7,954,464	8,340,136	9,002,163
Foreign currency	844,601	11,555,811	12,400,412	11,093,385
Derivative financial instruments, net	319,943	(15,364)	304,579	(502,293)
Cash, cash equivalents and marketable securities and restricted cash	(12,335,469)	(384,601)	(12,720,070)	(9,694,536)
Local currency	(6,689,927)	(79,240)	(6,769,167)	(5,180,297)
Foreign currency	(5,645,542)	(305,361)	5,950,903	(4,514,239)
Net Debt (Cash)(1)	(10,785,253)	19,110,310	8,325,057	9,898,719

(1)       We define Net Debt as total loans and borrowings (current and non-current) plus derivative financial instruments, net (current and non-current) minus cash and cash equivalents (including marketable securities, current and non-current, and restricted cash, current and non-current). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS Accounting Standards.

Our Net Debt as of December 31, 2024 was R$8,325,057 thousand, a decrease of 12.1% with respect to December 31, 2023, mainly as a result of better operational performance with higher cash generation and lower interest expenses.

The table below provides a further breakdown of our indebtedness by the type of debt.

	Current	Non-current	Total loans and borrowings as of December 31,
	As of December 31, 2024		2024	2023
	(in thousands of reais)
Working capital	—	—	—	777,528
Certificate of Agribusiness Receivables	—	—	—	—
Debentures	381,278	6,845,458	7,226,736	6,634,434
Export credit facility	4,394	1,109,006	1,113,400	1,583,597
Fiscal incentives	—	—	—	6,604
Total local currency	385,673	7,954,464	8,340,136	9,002,163
Bonds	168,397	9,432,956	9,601,353	7,559,562
Export credit facility	412,927	1,185,175	1,598,102	2,436,651
Advances for foreign exchange rate contracts	—	—	—	158,420
Working capital	263,279	937,679	1,200,957	938,752
Total foreign currency	844,602	11,555,810	12,400,412	11,093,385
Total	1,230,273	19,510,275	20,740,548	20,095,548

The maturity schedule of the principal amount of our loans and borrowings is as follows:

As of December 31, 2024 (in thousands of reais)
2025	984,119
2026	3,440,204
2027	2,480,054
2028	1,168,583
2029	800,997
2030 onwards	12,655,292
Total	21,529,249

Our principal debt instruments as of December 31, 2024 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see note 15 to our consolidated financial statements.

For more information regarding out indebtedness, see note 23.1(i) to our consolidated financial statements.

Local Currency Debt

Debentures

On July 1, 2019, we completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand—R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and matured in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2025 and 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2025 and 2026. As of December 31, 2024, the outstanding principal and interest amount of the debentures was R$550,541 thousand.

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

As of December 31, 2024 the outstanding principal and interest amount of the debentures was R$2,739,446 thousand.

On June 2, 2021, we concluded a debenture issuance in the amount of R$1,000,000 thousand. We issued 1,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 60th issuance of CRAs. The principal amount matures in a single instalment on May 14, 2031, with interest payable every six months. The debentures bear interest equal to IPCA plus 4.7843% per year. As of December 31, 2024, the outstanding principal and interest amount of the debentures was R$1,109,135 thousand.

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

As of December 31, 2024 the outstanding principal and interest amount of the debentures was R$1,062,065 thousand.

On June 27, 2024, we concluded a debenture issuance in the amount of R$2,000,000 thousand. We issued in two series 2,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with Eco Securitizadora to back its 332nd issuance of CRAs. A description of the series of this debenture issuance is below:

First Series: The principal amount of the 140,000 debentures of the 1st series matures in a single installment in 2029, with interest payable every six months. The debentures of the 1st series bear interest equal to CDI plus 0.80% per year; and

Second Series: The principal amount of the 925,000 debentures of the 2nd series to be paid a single installment in 2031, with interest payable every six months. The debentures of the 2nd series bear interest equal 12.9262% per year; and

Third Series: The principal amount of the 935,000 debentures of the 3rd series to be paid three installments: 2032, 2033 and 2034, with interest payable every six months. The debentures of the 2nd series bear interest equal to IPCA plus 7.2336% per year.

As of December 31, 2024, the outstanding principal and interest amount of the debentures was R$1,765,546 thousand.

On April 23, 2025, we concluded a debenture issuance in the amount of R$1,250,000 thousand. We issued in four series 1,250,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with Eco Securitizadora to back its 390th issuance of CRAs. A description of the series of this debenture issuance is below:

First Series: The principal amount of the 29,178 debentures of the 1st series matures in a single installment on April 2, 2035, with interest payable every 6 months. The debentures of the 1st series bear interest equal to USDBRL exchange rate fluctuation plus 6,0000% per year;

Second Series: The principal amount of the 448,179 debentures of the 2nd series to be paid in a single installment on April 13, 2035, with interest payable every 6 months. The debentures of the 2nd series bear interest equal to IPCA plus 8.0400% per year;

Third Series: The principal amount of the 417,440 debentures of the 3rd series to be paid in a single installment on April 13, 2040, with interest payable every 6 months. The debentures of the 3rd series bear interest equal to IPCA plus 8.2345% per year; and

Fourth Series: The principal amount of the 355,203 debentures of the 4th series to be paid in a single installment on April 14, 2045, with interest payable every 6 months. The debentures of the 4th series bear interest equal to IPCA plus 8.3800% per year.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$1,113,402 thousand as of December 31, 2024. These notes bear interest at CDI rates, and mature in 2027. These credit lines are included under “Export credit facilities” in the table above.

Foreign Currency Debt

Bonds

2026 Notes. On September 29, 2016, our wholly-owned subsidiary BRF GmbH issued senior notes in the aggregate principal amount of US$500,000 thousand, or the 2026 Notes. The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. In September 2020 and September 2023, we repurchased US$718.0 thousand and US$200,000 thousand, respectively, in aggregate principal amount of the 2026 Notes in tender offers. As of December 31, 2024, the outstanding principal and interest amount of the 2026 Notes amounted to R$1,759,349 thousand.

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2030 Notes. The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. In June 2021, we repurchased US$59,402 thousand in aggregate principal amount of the 2030 Notes in a tender offer. As of December 31, 2024, the outstanding principal and interest amount of the 2030 Notes amounted to R$3,706,212 thousand.

2050 Notes. We issued senior notes in an aggregate principal amount of US$500,000 thousand on September 21, 2020 and additional senior notes in an aggregate principal amount of US$300,000 thousand on October 26, 2020 (collectively, the 2050 Notes) for an aggregate amount of the series of US$800,000 thousand. The 2050 Notes bear interest at a rate of 5.750% per year and mature on September 21, 2050. As of December 31, 2024, the outstanding principal and interest amount of the 2050 Notes amounted to R$4,135,790 thousand.

Export Credit Facilities

We have export credit facilities with a balance of R$1,598,101 thousand as of December 31, 2024. Our indebtedness under these facilities is denominated in U.S. dollars and mature from 2025 to 2028. We were granted a loan from one or more creditors, which is guaranteed by receivables related to the export of our products in the ordinary course.

Working Capital in Foreign Currency

These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Türkiye and the United Arab Emirates. This funding is denominated in Turkish lira and Dirham, with remaining maturity dates from 2025 through 2027. As of December 31, 2024, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$1,200,956 thousand.

Derivatives

Within the scope of our Financial Risk Management Policy, we entered into currency derivative contracts with a fair value receivable of R$42,082 thousand and fair value payable of R$375,168 thousand, commodity derivative contracts that had positive fair value of R$20,727 thousand and negative fair value of R$7,491 thousand, and interest rate derivative contracts that had fair value receivable of R$15,272 thousand with various financial institutions and different maturity dates, in each case as of December 31, 2024. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature between 2025 and 2034. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Investment Fund in Credit Receivables

On December 7, 2023, we established a new credit receivables investment fund (Fundo de Investimento em Direitos Creditórios Clientes BRF II de Responsabilidade Limitada), or FIDC BRF II. We assign to the FIDC BRF II, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC BRF II is a closed-ended fund and its quotas shall be repaid within three years. As of December 31, 2024, the FIDC BRF II held receivables in the amount of R$18,449 thousand.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets and transactions with affiliates, and include provisions regarding disposal of corporate control and change of control. Our current debt instruments do not contain any financial covenants. As of December 31, 2024, we were in compliance with the covenants contained in our debt instruments. Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

Seasonality

Brazil

Our net sales of meat and processed products in the Brazilian market are not subject to large seasonal fluctuations. However, our fourth quarter is generally slightly stronger than other quarters due to increased demand for our products during the holiday season, particularly turkeys, Chester roosters, ham and pork loins. We also market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees. Our results are also affected by the dry and rainy seasons for corn, soybeans and soy meal, which are our primary raw materials in feed production.

In 2024, total Brazilian net sales by quarter were as follows: 21.4% for the first quarter (compared to 23.9% in 2023), 23.8% for the second quarter (compared to 24.2% in 2023), 25.1% for the third quarter (compared to 24.4% in 2023) and 29.7% for the fourth quarter (compared to 27.5% in 2023).

International

Our sales to international markets as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our international markets. However, net sales in specific markets sometimes vary with the season. In the Halal market, for example, we experience lower net sales during summer months.

In 2024, total International net sales by quarter were as follows: 22.2% for the first quarter (compared to 25.7% in 2023), 25.1% for the second quarter (compared to 21.4% in 2023), 25.0% for the third quarter (compared to 26.9% in 2023) and 27.6% for the fourth quarter (compared to 26.0% in 2023).

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

C.	Research and Development, Patents and Licenses, etc.

In 2024, we launched 217 new SKUs for consumers, of which 21 were released for the domestic market and 160 for the international market (26 in the Halal market). We also launched SKUs in our Pet segment.

Our Research, Development and Innovation activities, or RD&I, incorporate agricultural research and innovation, as well as products and processes research and development. The Research and Development of Meat Products’ team is based in Jundiaí city, in the Brazilian state of São Paulo, where our BRF Innovation Center, or BIC, is based.

BIC has total space of 13,500m². The building exemplifies our commitment to investing in RD&I in order to create and add value in our products, processes and services. Its structure, which was developed to set technological development standards in the food industry, includes research and development areas for meat, processed meat, ready meals, pasta, margarine, vegetables, packaging, graphic artwork, visual standardization of packaging, supplier quality, regulatory matters, sustainability, and animal welfare. The facility also has meeting rooms, a pilot plant, areas for tests and sensorial evaluation, packaging laboratories, kitchens for food service clients, a library and spaces for brainstorming and benchmarking with potential partners.

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

In 2017 we implemented a real-time feed formulation technology, also known as NIRS in-line. This technology uses real-time analysis of raw materials in the production line through NIRS, and integrates the data generated with an optimization software of feed formulation that optimizes the feed formula to be produced in each batch of feed. This process improves the precision and quality of the feeds produced and is aligned with our commitment to quality throughout our process. BRF was one of the pioneers in the use of this technology in Brazil. In the next years, the objective is continuing to expand the technology into the company. In addition to our formal research department, we have field research initiatives in the production system that allow us to evaluate all technologies under real production conditions. We also use this field research to calculate the productivity and financial impact of innovations and establish the appropriate moment to introduce a technology. We believe that the field research system provides us with an advantage in relation to other research centers and other companies in the sector. With respect to RD&I product projects, we have ongoing research projects on the reduction of additives in meat products, natural solutions for ingredients to extend the products’ shelf life with the food safety guarantee, new packaging and the reduction in the use of packaging materials. Another important front on research projects is related to cost reduction and cost optimization on products formulation, always balancing the affordability, sensory and nutritional aspects with the consumer demands.

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

During 2022, we maintained our strategy of building increasingly segmented consumer platforms, strengthening our core portfolio and discontinuing less-representative products. We highlight the launch of “Empanadíssimo”, whole chicken breast strips that are crispy on the outside and juicy on the inside (2 SKUs), Speciale sausages inspired by German cuisine (3 SKUs), and Qualy “Vegê” - the first clean label margarine in Brazil (1 SKU). In addition, taking advantage of the World Cup event and the high seasonality in Brazil of fresh sausage, we completed the Perdigão NaBrasa sausage line with additional 6 different types and flavored products. Another important initiative was the Chester pies that complement Christmas dinners, bringing an expansion of the Chester brand portfolio. Our continuous search for innovation and launches were awarded third place in the Food, Beverages and Ingredients sector and 35th in the general ranking carried out by Valor Econômico and Strategy and the TOP 100 Open Corps 2022 award from the Ranking 100 Open Startups 2022. We were in the TOP 3 in the Consumer Goods and Food category and enter the TOP 50 Open Corps ranking.

During 2023, we focused on simplifying and strengthening our core portfolio. Our portfolio rationalization agenda allowed our sales and production teams to focus on executing and building our growth platforms. We launched the Sadia “Hot Bowls” line, which includes ready meals sold in a practical bowl packaging (4 SKUs). In addition, we expanded Na receita Sadia with new in-natura pork cuts to expedite day-by-day meals (7 SKUs), launched new cold cuts from Sadia (2 SKUs) making certain of the brand’s core products more accessible, and expanded the Chester pie line (2 SKUs). In Sadia, we also focused on the growth of small dinner portions (4 SKUs). Another important initiative launched in 2023 was the new recipe of Claybom (6 SKUs), which improves the line with a new cream touch. In the Plant-Based line, we have revamped our Sadia Veg&Tal portfolio to offer a broader range of products, including cauliflower wings, pumpkin & chickpea and broccoli & spinach burgers, and vegetable nuggets (12SKUs). This includes a partnership with PlantPlus Foods, a plant-based food tech joint venture between Marfrig and Archer-Daniels-Midland, or ADM. Moving forward, while PlantPlus Foods will strengthen its presence in the meat-like market, Sadia Veg&Tal will focus on veggie-forward products. Additionally, we have three zero-carbon items in line with our commitment to becoming Net Zero by 2040. Our continuous research and innovation efforts were awarded fourth place in the Food, Beverages and Ingredients sector of the Innovation Award carried out by Valor Econômico and Strategy, and third place in the consumer goods and food sector of the TOP 100 Open Corps 2023 award from the Ranking 100 Open Startups. Our Sadia Veg&Tal cauliflower wings and our Sadia Hot Bowls ranked first and second in Food Ingredients South America’s 2023 Innovation Awards in the innovative products category. In addition, we won the smart/practical packaging category of the Plástico Sul 2023 award with Sadia’s rebranding (BRF + IQX case).

In 2024, Sadia launched “Mignoneto”, an innovative product made 100% from pork tenderloin, standing out for its unique flavor, low calories, and high protein content. Additionally, the brand expanded its breaded chicken line by introducing the Xtreme line, which includes items like “Xtreme Empanacho”, with nacho cheese flavor and “Xtreme Chicken Bomb”, stuffed with cheddar cheese. Another highlight was the launch of Big Nuggets, a larger version of the traditional nuggets, 40% bigger and with an even more attractive price, ideal for big appetites. Perdigão launched the Chicken with Bacon and Cream Cheese Pizza to meet the growing demand for unique flavors in the frozen pizza market. Chicken pizza is one of the most consumed flavor, and the addition of bacon was designed to offer a special and indulgent touch. Additionally, Perdigão reinforced its leadership in franks segment with the introduction of smoked frank, which combines flavor and quality.

In the end of the year, we introduced delicious and convenient innovations to make Christmas celebrations even more special. Sadia reformulated the special chicken “Supreme” to brown more quickly, offering greater convenience to consumers. Additionally, the brand launched a turkey breast stuffed with caramelized onion, a delicious and practical option for the holidays. Meanwhile, Chester Perdigão expanded its line with new products such as “shredded Chester breast” and “Chester sausage for grilling”, catering to the demand for convenience and new formats of celebrations.

In the margarine segment, we introduced two new options designed to meet different market needs: the bulk version of Claybom margarine, perfect for the food service industry, offering convenience and economy and Deline corn-flavored margarine, that brings the authentic taste of corn to the product, making it ideal for traditional and regional recipes, especially in Brazil’s Northeast.

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

Global GDP is expected to have grown 4.1% in 2024 after a growth of 4.2% in 2023, according to the International Monetary Fund, or IMF, and global GDP is expected to grow 4.9% in 2025. A threat to global economic growth is the intensification of protectionist pressures, because of a potential widening of global imbalances coupled with sharp exchange rate movements. According to the IMF, increased restrictions on global trade and migration would hurt productivity and incomes and have an immediate impact on market sentiment. Another potential risk discussed by the IMF is a tightening of global financing terms. IMF expects GDP growth of 4.0% in 2025 and 3.9% in 2026 for the U.S. and of 4.6% in 2025 and 4.1% in 2026 for the European Union. For emerging markets and developing countries in 2025, the World Bank expects a growth rate of 9.8% for India, 0.9% for Russia and 6.9% for China. The same report expects Brazil’s GDP to increase 6.5% in 2025 and 5.6% in 2026. The SELIC interest rate (the primary Brazilian interest reference rate) is expected to end 2025 at 15%, according to reports by Focus.

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

Brazilian chicken exports in the year ended December 31, 2024 totaled 5.2 million tons, with sales amounting to US$9,754,573 thousand (or R$60,403,242 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024), compared to exports of 5.0 million tons with sales of US$9,632,245 thousand (or R$46,632,589 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, China has been the main destination for these exports (11%), followed by the United Arab Emirates (9%), Japan (9%) and Saudi Arabia (7%).

The volume of Brazilian pork exports in the year ended December 31, 2024 totaled 1.3 million tons, with sales amounting to US$3,013,872 thousand (or R$18,662,799 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024), compared to exports of 1.2 million tons with sales of US$2,799,966 thousand (or R$13,555,476 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, the leading importers, Philippines, China, Chile represented 19.0%, 18.0% and 8.0%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2024 totaled 2.8 million tons, with sales amounting to US$12,735,515 thousand (or R$78,862,129 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2023), compared to exports of 2.3 million tons with sales of US$10,452,590 thousand (or R$50,604,125 thousand, translated to reais at the exchange rate of R$4.8413 as of December 31, 2023) in 2023. In 2024, the leading importers, China, the United States and United Arab Emirates, represented 47.0%, 8.0% and 5.0%, respectively, of total exports from Brazil.

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

According to the West Texas Intermediate index, which benchmarks oil prices, oil prices decreased by 2.4% in 2024 and decreased by 17.7% in 2023, from an average of US$94.31 in 2022 to an average of US$77.66 in 2023 and an average of US$75.76 in 2024. Conflicts in the Middle East and in Ukraine-Russia are likely to cause price volatility, which may also impact chicken demand from Middle East countries.

Brazilian Market

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2024 of 101.7 kilograms, including beef, chicken and pork products, according to the OECD, an increase of 1.17% compared to 2023. Based on OECD data, pork consumption per capita increased from 19.95 kg in 2023 to 20.15 kg in 2024. Poultry consumption per capita increased from 50.79 kg in 2023 to 52.15 kg in 2024. In 2024, beef and veal consumption slightly decreased to 29.42 kg per capita, from 29.81 kg in 2023.

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides us, there are many large producers, including Seara, Aurora and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. Consumption of processed products is influenced by several factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years.

Raw Materials

In 2024, Brazil harvested its 147.7 million tons of soybean, according to the Brazilian National Food Supply Agency (Companhia Nacional de Abastecimento). Average soybean prices in Brazil decreased by 11.2% in 2024 compared to 2023, while soybean prices on the Chicago Board of Trade, or CBOT, decreased by 22.1% in 2024 compared to 2023.

In the Brazilian market, average corn prices decreased by 4.0% in 2024 compared to 2023, driven by increased global corn supply, led by record production in the United States. According to the Brazilian National Food Supply Agency, the corn crop totaled 115.7 million tons in 2023/24, compared to 131.9 million tons in 2022/23. In the international market, corn crop in the United States in 2023/24 totaled 389.7 million tons, compared to 346.7 million tons in 2022/23.

Social Contributions

In addition, in May 2018, Law No. 13,670/18 reestablished the permission for companies to replace the payment of a 20% social contribution fee over payroll with the payment of a fee ranging from 1% to 4.5% (depending on the industry) over gross operating revenues until December 2020, subsequently postponed to December 2024 by Laws 14,020/2020, 14,288/2021 and 14,973/2024. Law 14,973/2024 sets forth gradually increasing fees from 5% starting January 1, 2025, reaching 20% in 2028. Such increase in the social contribution fee over payroll may increase our tax burden, depending on our results from 2025 onwards.

Further, Law 14,973/2024 amended Law No. 9,430/1996 to restrict the use of tax credits with an amount of R$10.0 million or higher, despite such use being previously allowed by final and unappealable judicial decisions. According to Law 14,973/2024, taxpayers must use such tax credits within a minimum period of 12 to 60 months depending on the amounts involved. We cannot assure we will be able to fully use our outstanding tax credits when and as expected. Such restrictions may adversely affect our results of operations.

E.	Critical Accounting Policies

We have prepared our consolidated financial statements included in this annual report in accordance with IFRS Accounting Standards.

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

Our current board of directors was elected at the Ordinary General Shareholders’ Meetings held on March 28, 2024. The following table sets forth information about our current Board members:

Name	Position Held	Appointment Date	Term	Age
Marcos Antonio Molina dos Santos	Chairman	March 28, 2024	2 years	55
Marcia Aparecida Pascoal Marçal dos Santos	Vice-Chairman	March 28, 2024	2 years	52
Sérgio Agapito Lires Rial	Board Member	March 28, 2024	2 years	64
Augusto Marques da Cruz Filho(1)	Board Member	March 28, 2024	2 years	72
Marcos Fernando Marçal dos Santos	Board Member	March 28, 2024	2 years	29
Flávia Maria Bittencourt(1)	Board Member	March 28, 2024	2 years	55
Márcio Hamilton Ferreira	Board Member	March 28, 2024	2 years	53
Pedro de Camargo Neto(1)	Board Member	March 28, 2024	2 years	76
Eduardo Augusto Rocha Pocetti(1)	Board Member	March 28, 2024	2 years	70

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

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Under Brazilian Corporate Law, our executive officers must be residents of Brazil but do not need to be our shareholders. Our executive officers hold ordinary monthly meetings, as well as extraordinary meetings, when called by our Chief Executive Officer. The following table sets forth the name, position and the applicable date of appointment of each of our current executive officers, all of which were appointed for a fixed term expiring on May 6, 2026.

Name	Position Held	Appointment Date	Age
Miguel de Souza Gularte	Global Chief Executive Officer	April 15, 2024	66
Fabio Luis Mendes Mariano	Chief Financial and Investor Relations Officer	April 15, 2024	44
Artemio Listoni	Industrial Operations and Logistics Vice-President	April 15, 2024	64
Manoel Reinaldo Manzano Martins Junior	Brazil Commercial Vice-President	April 15, 2024	47
Heraldo Geres	Legal Affairs in Brazil, Tax, People, and Compliance Vice-President	March 21, 2025	56
Leonardo Campo Dall’Orto	International Markets and Planning Vice-President	April 15, 2024	51
Fabio Duarte Stumpf	Agribusiness and Quality Vice-President	April 15, 2024	43
Marcel Sacco	Marketing and New Businesses Vice-President	April 15, 2024	58

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

Fabio Luis Mendes Mariano – Mr. Mariano holds a degree in Business Administration and a postgraduate degree in Banking from Universidade Presbiteriana Mackenzie, an MBA from the University of Pittsburgh Katz Graduate School of Business and a specialization in financial markets from Fundação Getúlio Vargas – FGV. Mr. Mariano has 24 years of professional experience in companies such as Bank Boston, Dupont do Brasil, and BRF, where he has served for 16 years including as CFO LATAM and General Manager of BRF Alimentos Calchaquí, in Argentina. In 2017, he returned to Brazil as our Finance Director and, since 2019, he has served as Vice-Chairman of the Board of BRF Previdência. Since 2022, Mr. Mariano serves as our Chief Financial and Investor Relations Officer.

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

Manoel Reinaldo Manzano Martins Junior – Mr. Martins Junior graduated in Business Administration from the Pontifical Catholic University of São Paulo, PUC/SP, with a specialization in Marketing and Retail from FIA/USP and ESPM, respectively. He has 25 years of professional experience in the consumer goods industry, in the domestic and international market (Middle East and Latin America). Prior to joining us, Mr. Martins Junior worked in companies such as Perdigão, Associate British Food and JBS. Since 2022, Mr. Martins Junior serves as our Brazil Commercial Vice-President.

Heraldo Geres – Mr. Heraldo has a law degree and has been a member of the Brazilian Bar Association since 1994. He has a post-graduate degree in Tax Law from the Pontifical Catholic University of São Paulo (PUC-SP), studied Business Administration at PUC-SP, has a partial master degree in Political and Economic Law at Mackenzie Presbyterian University and also is Certificated Global Business Administration from the Thunderbird School of Business (USA).

Leonardo Campo Dall’Orto – Mr. Dallorto holds a degree in Mechanical Engineering from the Federal University of Espírito Santo, with a master’s degree and a doctorate in industrial engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and a MBA from the Dom Cabral Foundation. He has 22 years of experience, the last 14 years of which holding executive positions. Mr. Dallorto began his career at Vale in 2002 in the Railway and Port Logistics area, and he took part in their international expansion, working in projects in Canada, India and Africa. Between 2007 and 2011, he served with the consulting firm McKinsey & Company, focused on Supply Chain, Procurement, Strategy and M&A of companies across different sectors in Latin America. Mr. Dallorto joined BRF in 2011, occupying many positions including as head of Supplies and Integrated Planning, as Brazil Commercial Vice-President (in which he led the Logistics and South Region units, developing customer relationship programs, GTM strategies and the review of distributors’ role in the region) and as Industrial Operations Officer (in which he took part in defining our manufacturing footprint and led our productivity project (Guide)). Mr. Dallorto has served as our International Markets and Planning Vice-President since 2018.

Fabio Duarte Stumpf – Mr. Stumpf holds a graduate degree in Veterinary Medicine from the University of Passo Fundo in Rio Grande do Sul. He has 21 years of experience in Agribusiness. Mr. Stumpf began his career at Sadia/BRF, holding various positions within the company’s Agricultural and Industrial Operation. From 2017 to 2021, he worked as Industrial Director and General Director of Agriculture. In 2021, he was appointed as Executive Director of Agriculture and Global Quality at BRF. Since 2022, Mr. Stumpf has served as our Agribusiness and Quality Vice President.

Marcel Sacco – Mr. Sacco holds a bachelor’s degree in Marketing from Escola Superior de Propaganda e Marketing, or ESPM, and a master’s degree in Business Administration with emphasis in Finance from Fundação Getúlio Vargas (FGV). He also completed specializations in Advanced Marketing Management at IMD in Switzerland, in Advanced General Management at INSEAD, in France, as well as the Leadership Program at the Institute for Creative Leadership in San Diego, California. In addition, Mr. Sacco completed the Councilor Development Program at Fundação Dom Cabral. In 2008 and again in 2024, he was nominated as one of the three best marketing professionals in Brazil by Prêmio Caboré. Mr. Sacco has worked in companies such as Parmalat Brasil, Telefônica, Schincariol and Bauducco. Prior to joining us as Vice-President of New Businesses in 2021, he served with The Hershey Company as General Manager Brazil & LatAm from 2019 to 2021, and previously as General Manager Brazil & South America from 2013 to 2019. Currently, Mr. Sacco also serves as a member of the Board of Directors at the non-governmental organization Gerando Falcões.

B.	Compensation

The total salary and profit sharing payments, as described below, paid by us to all our executive officers and members of our board of directors, fiscal council and audit and integrity committee for their services for the year ended December 31, 2024 was R$116,834 thousand.

The amount of variable compensation paid to each executive officer in any year pursuant to our profit-sharing plan is primarily related to financial and non-financial results such as EBITDA, net income, cash flow, safety index, KPIs related to quality and with ESG interface through BRF+, our operational efficiency program. It is also based on an assessment of individual performance of each officer conducted by the CEO and members of Board of Directors. This methodology follows best market practices and provides reasonable maximum amounts while ensuring our market competitiveness in terms of compensation and retention.

Our executive officers are also eligible to participate in our Restricted Stock Plan. As of December 31, 2024, a total of 2,979,305 stock options, RSUs and PSUs were held by our executive officers, with a cost to us of R$33,900 thousand. In 2024, a total of 1,113,902 shares of restricted stock were granted to our executive officers. For additional information regarding our Stock Option Plan and Restricted Stock Plan, see “—E. Share Ownership— Stock Options Plan, Performance Shares Plan and Restricted Stock Plan.”

The table below shows information about the stock options and RSUs granted to executive officers of BRF in 2024 and in previous years that were outstanding as of December 31, 2024:

Grant	# Options / Restricted Stock Units	Grant Price(1)	Strike Price as of December 31, 2024	Expiration Date
2022 (Restricted Stock and Performance Share Units)	284,512	R$14.11	N/A	July 1, 2025
2023 (Restricted Stock and Performance Share Units)	1,580,891	R$7.38	N/A	June 1, 2026
2024 (Restricted Stock and Performance Share Units)	1,113,902	R$16.35	N/A	April 1, 2027
Total	2,979,305

(1)       The grant price refers to the average stock price at the B3 of the last 20 trading days before the grant date.

Our executive officers receive certain additional benefits generally provided to employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. They also participate in our private pension plan. At age 61, we cease making contributions to pension plans for executive officers and other employees. In 2024, the amount paid as benefits and private pension plan to the executive officers totaled R$1,003 thousand.

Our executive officers and the members of our board of directors, audit and integrity committee and fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment. However, non-compete agreements may be entered into with executive officers departing our company. In 2024, we paid severance benefits to former executive officers in the amount of R$1,068 thousand.

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

The following table sets forth information with respect to the current members of our fiscal council and their respective alternates.

Name	Position Held	Current Position Held Since	Age
Ricardo Florence dos Santos	President of the Fiscal Council	March 28, 2025	70
Marco Antônio Peixoto Simões Velozo	Alternate	March 31, 2025	57
Antonio Mathias Nogueira Moreira (1)	Member of the Fiscal Council	March 31, 2025	47
Attilio Guaspari(1)	Alternate	April 29, 2005	79
Alexandre Eduardo de Melo	Member of the Fiscal Council	March 28, 2025	48
José Luiz de Souza Gurgel	Alternate	March 28, 2025	58

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

Attilio Guaspari — Mr. Guaspari is a civil engineer graduated from Escola Politécnica of USP and holds a Master’s degree in Management Sciences from COPPEAD of UFRJ. He served as Chief Financial Officer, Audit Superintendent and member of the Audit Committee at BNDES and as Financial-Administrative Director at Embrafilme. Mr. Guaspari has served on several Boards of Directors since 1986, such as those of Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás, and Projeto Jarí. He has also been Chairman of the Fiscal Council of Perdigão, with Audit Committee attributions, since 2005, and as a member of our Fiscal Council since 2018. Mr. Guaspari has extensive professional experience in positions such as Internal Audit Committee Head, Financial Director and member of boards of directors. Mr. Guaspari qualifies as an independent member of the Fiscal Council under the Novo Mercado rules.

Alexandre Eduardo de Melo – Mr. Melo works as a financial, accounting and tax consultant, providing services in Brazil, the United States and European Union. He served as chief financial officer at Agropecuária Jacarezinho between 2016 and 2019 and controller director at Marfrig from 2005 to 2013, with more than 20 years experienced in controlling, finance and accounting. Previously, Mr. Melo served as auditor and senior tax advisor at BDO Auditores e Consultores Independentes between 2000 a 2004. Mr. Melo is an accountant, graduated at University of São Paulo – USP and affiliated to the Regional Council of Accounting in São Paulo, Brazil. He also holds a postgraduate degree in tax law from São Judas University in São Paulo, Brazil.

José Luiz de Souza Gurgel – Mr. Souza Gurgel is currently a member of the fiscal council of Marfrig, a position he has held since 2022. Since 2022, he has chaired the statutory audit committee of Indústrias Nucleares do Brasil - INB, in addition to being a member of the people, eligibility, succession and remuneration committee of the same company. In 2021 and 2022, Mr. Souza Gurgel served as a member of the supervisory Board of the SOMA Group. Between April 2011 and May 2019, he was an audit partner at KPMG in Rio de Janeiro. From July 2001 to March 2011, Mr. Souza Gurgel was an audit partner at BDO, where he also served as a member of the organization’s executive committee from 2008 to 2010. Between 2004 and 2008, Mr. Souza Gurgel was the head partner at the BDO’s Rio de Janeiro office. Mr. Souza Gurgel holds a degree in economics from UERJ and in accounting sciences from Faculdade da Cidade, a postgraduate degree in business management from Cândido Mendes and a master’s degree in Accounting Sciences (2018) from FUCAPE-RJ.

Audit and Integrity Committee

Our Audit and Integrity Committee is composed of three to five members, a majority of whom must be independent members, one of whom cannot be a member of the board of directors and none of whom may be an executive officer (in accordance with the independence standards of the CVM, in particular CVM Resolution No. 80/22).

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

The following table sets forth information with respect to the current members of our Audit and Integrity Committee.

Name	Position Held	Current Position Held Since	Term	Age
Augusto Marques da Cruz Filho(1)	Coordinator	April 30, 2020	2 years(2)	72
Eduardo Augusto Rocha Pocetti	Member	April 6, 2022	2 years(2)	70
Esmir de Oliveira	External Member	April 15, 2024	2 years	74

(1)	Independent Member (as defined under the Brazilian Novo Mercado rules).
(2)	Reelected on April 15, 2024.

Below is a summary of the professional experience and areas of activity of our current members of the Audit and Integrity Committee:

Augusto Marques da Cruz Filho – see “—A. Directors and Senior Management—Board of Directors” for the biographical information of Mr. Cruz Filho.

Eduardo Augusto Rocha Pocetti – see “—A. Directors and Senior Management—Board of Directors” for the biographical information of Mr. Pocetti.

Esmir de Oliveira – Mr. de Oliveira has more than 40 years of experience in planning and conducting financial auditing services, both in accordance with U.S. GAAP and IFRS Accounting Standards, in several industries such as agrobusiness, tech, healthcare, manufacturing, telecom, and retail. He began his career at PricewaterhouseCoopers and since 1985 he is a partner at BDO, where he also serves as a member of the executive committee in Brazil. Mr. de Oliveira is a member of IBGC - Instituto Brasileiro de Governança Corporativa (where he previously served as a member of the Finance and Accounting Committee), Instituto dos Auditores Independentes – IBRACON, LACC Latin America Coordinate Committee and ICBR – Instituto dos Contadores do Brasil. He has a degree in economics and accounting from Universidade Mackenzie and holds a certification in Audit Committee and Fiscal Council from IBGC- Instituto Brasileiro de Governança Corporativa. Mr. de Oliveira is certified as an independent accountant with the CVM, the Cadastro Nacional de Auditores Independentes – CNAI and the Brazilian Central Bank.

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

D.	Employees

The table below sets forth the number of our employees by primary category of activity as of the dates indicated:

	As of December 31,
	2024	2023	2022
Administration	22,240	20,425	20,297
Production	78,507	76,242	75,962
Total	100,747	96,667	96,259

All of our employees listed above are located in Brazil, except for 7,163 employees in 2024 (6,675 in 2023 and 7,040 in 2022) who are located abroad, mainly in our offices and processing plants in Europe, Southern Cone, Middle East and Asia.

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

We offer to our employees all legally required benefits according to each country’s laws and in some locations complementary benefits are also offered. We have competitive benefit plans for each office around the world. In Brazil, the main benefits are: (i) the private pension plan, administered by BRF Previdência (formerly BFPP – Brasil Foods Sociedade de Previdência Privada); (ii) supplementary health plan that allows the employee to use the network agreements with costs subsidized by us; (iii) meals, offered in our own restaurants or restaurant cards for subsidies of up to 80% by us; (iv) basic consumer products granted to employees with salary of up to five times the minimum wage and 80% subsidized by us; and (v) a collective insurance life policy.

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

Share Ownership of Directors, Executive Officers and Members of the Fiscal Council and the Audit and Integrity Committee

As of March 31, 2025, members of our board of directors, our executive officers and members of our Fiscal Council (and alternates) and Audit and Integrity Committee owned the common shares of our company set forth on the table below. The share numbers set forth below show the shares held by such persons in their individual capacity and exclude any shares held by shareholders who have nominated certain of our directors.

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Members of the Board of Directors
Marcos Antonio Molina dos Santos	0	0.00
Marcia Aparecida Pascoal Marçal dos Santos	0	0.00
Sérgio Agapito Lires Rial	4,300	0.00
Augusto Marques da Cruz Filho	0	0.00
Marcos Fernando Marçal dos Santos	0	0.00
Flávia Maria Bittencourt	0	0.00
Márcio Hamilton Ferreira	0	0.00
Pedro de Camargo Neto	0	0.00
Eduardo Augusto Rocha Pocetti	0	0.00
Subtotal	4,300	0.00
Executive Officers (1)
Miguel de Souza Gularte	0	0.00
Fabio Luis Mendes Mariano	0	0.00
Artemio Listoni	70,141	0.01
Manoel Reinaldo Manzano Martins Junior	0	0.00
Heraldo Geres	0	0
Leonardo Campo Dall’orto	165	0.00

Directors, Executive Officers and Members of the Fiscal Council (and Alternates) and the Audit and Integrity Committee	Common Shares	%
Fabio Duarte Stumpf	26	0.00
Marcel Sacco	118,524	0.00
Subtotal	188,856	0.01
Fiscal Council (and alternates)
Marco Antônio Peixoto Simões Velozo	0	0.00
Attilio Guaspari	29,400	0.00
Ricardo Florence dos Santos	0	0.00
Antonio Mathias Nogueira Moreira	0	0.00
Alexandre Eduardo de Melo	0	0.00
José Luiz de Souza Gurgel	0	0.00
Subtotal	29,400	0.00
Audit and Integrity Committee (1)
Esmir de Oliveira	0	0.00
Subtotal	0	0.00
Total	222,556	0.01

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

The long-term incentive program is available for our executive officers, directors and executive managers, such as plant managers. It is a significant element of our compensation strategy, aligning the executives’ interests with the shareholders’, retaining key positions and compensating for their performance. For senior leadership roles, approximately 1/3 of their direct compensation is based on the long-term incentive program, which is the element with the heavier weight in their compensation mix. For senior leadership roles, over 1/3 of their direct compensation is based on the long-term incentive program, which is the element with the heavier weight in their compensation mix.

Our current long-term incentive plan based on stock options, or the Stock Option Plan, was approved at the shareholder meeting held on April 8, 2015 and updated at the shareholder meeting held on April 27, 2020.

The Stock Option Plan is managed by our board of directors. Exercise prices of stock options granted under the Stock Option Plan are determined by our board of directors on the grant date based on the average closing price of our shares for the 20 trading days preceding the grant date. Exercise prices are adjusted monthly based on the IPCA.

On April 8, 2015, a restricted stock unit program, or the Restricted Stock Plan, was also approved at our shareholder meeting and its latest update was approved at the shareholder meeting held on April 27, 2021). This change in the long-term incentive program was proposed to align it with best market practices with the objective to retain and align the interests of top management and our shareholders. Since then, no more stock options units were granted by us under our long-term incentive program.

There are currently two programs under our Restricted Stock Plan, the Restricted Share Units program, or RSU, mentioned above and the Performance Share Units program, or PSU. The Restricted Stock Plan enables us to make a partial grant in RSUs and a partial grant in PSUs. Our board of directors approves annual grants under the Restricted Stock Plan. As of 2024, the RSU grant represented 60% and the PSU grant represented 40%. The amount to be granted to a particular executive is subject to programs rules, based on market practices, company and individual performance evaluation, and it is submitted to our Board of Directors for approval. Vesting conditions are time-based and performance based for RSUs and for PSUs, respectively, and our Board of Directors sets forth the collective goals for the performance indicators, which is currently ROIC (Return on Invested Capital) and TSR (Total Shareholder Return).

With respect to our Stock Option Plan, as of December 31, 2024, there were no outstanding options. During the year ended December 31, 2024, no options were granted or exercised.

With respect to the Restricted Stock Plan, the RSU and PSU programs are managed by our board of directors. As administrator of the Restricted Stock Plan, our board of directors approves the program rules, eligibility, payment levels, severance rules of the Restricted Stock Plan, to guarantee the program competitiveness and the alignment of interests with shareholders. The total number of shares of restricted stock that may be granted under the RSU and PSU programs shall not exceed 2.5% of the common stock, with no par value, representing our total capital stock. As of December 31, 2024, a total of 9,712,356 RSU/PSUs had been granted and was held by 234 people.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Our capital stock is comprised of common shares. As of March 31, 2025, we had outstanding 1,599,800,075 common shares, or 95.09% of our total common shares (excluding 82,673,171 common shares held in treasury), of which 130,149,876 or 7.74%, correspond to ADRs. As of March 31, 2025, we had approximately 56,324 shareholders, including approximately 270 registered U.S. resident holders of our common shares (including The Bank of New York Mellon, as depositary).

The following table sets forth certain information as of March 31, 2025 (except to the extent disclosed below), with respect to any person known to us to be the beneficial owner of more than 5% of our common shares (including treasury shares and American depositary shares).

Major Shareholders	Common Shares	%
Marfrig Global Foods S.A.(1)	849,526,130	50.49
SALIC International Investment Company(2)	185,556,900	11,03
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI(3)	103,328,121	6.14

(1)	Marfrig, our controlling shareholder, is a corporation with principal offices at Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301, Vila Hamburguesa, São Paulo, SP, 05319-000, Brazil. Marfrig’s controlling shareholders are Marcia Aparecida Pascoal Marçal dos Santos, Marcos Antonio Molina dos Santos and MMS Participações Ltda., which in turn is 100% owned by Marcia Aparecida Pascoal Marçal dos Santos and Marcos Antonio Molina dos Santos.
(2)	Based on Schedule 13D filed by SALIC International Investment Company, or SALIC Investment, Saudi Agricultural and Livestock Investment Company, or SALIC, and The Public Investment Fund, or PIF, with the SEC on September 21, 2023, SALIC Investment is wholly owned by SALIC, which in turn is wholly owned by PIF. As a result of this relationship, each of SALIC and PIF may be deemed to share beneficial ownership of the common shares held of record by SALIC Investment. Each of SALIC Investment, SALIC and PIF is organized under the laws of the Kingdom of Saudi Arabia. The business address of each of SALIC Investment and SALIC is Business Gate, Building No. 6, 7452 Airport Branch, Qurtubah Road, Riyadh 13244 – 2327, Kingdom of Saudi Arabia. The business address of PIF is P.O. Box 6789, Riyadh 13519, Kingdom of Saudi Arabia. The present principal business of SALIC Investment and SALIC is investing in agricultural and livestock businesses. The present principal business of PIF is serving as the sovereign wealth fund of the Kingdom of Saudi Arabia.
(3)	Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI is a pension fund sponsored by Banco do Brasil S.A. and controlled by participating employees of Banco do Brasil S.A. The Brazilian government owns a majority of the voting capital of Banco do Brasil S.A..

Our controlling shareholder and other major shareholders do not have differing voting rights.

Changes in Ownership

Significant changes in the percentage ownership held by our controlling shareholder and other major shareholders since January 1, 2022 are described below.

•	On February 4, 2022, BlackRock, Inc. informed us that its shareholding position reached 40,199,394 common shares and 2,632,816 ADRs, representing approximately 3.95% of our total common shares and 67,983 cash-settled derivative financial instruments referenced in our common shares.
•	On February 10, 2022, JPMorgan Chase & Co. informed us that they hold a derivative financial instrument that represents a synthetic exposure to less than 5.00% of our share capital.
•	On March 9, 2022, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 48,860,579 of our common shares, representing 4.50% of our share capital.
•	On March 10, 2022 Marfrig acquired 200,000 of our common shares, pursuant to the information disclosed in their most recent financial statements reaching an aggregate of 360,133,580 of our common shares, representing 33.27% of our outstanding common shares.
•	On September 14, 2022 Fundação Petrobras de Seguridade Social (Petros) informed us that it had sold certain of our common shares and as a result, its interests in us reached 53,801,228 common shares and ADSs, representative of common shares, corresponding to approximately 4.97% of our share capital.
•	On February 24, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 57,179,383 of our common shares, representing 5.30% of our share capital.
•	On March 8, 2023, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 39,173,855 of our common shares, representing 3.60% of our share capital.
•	On July 6, 2023, BlackRock, Inc. informed us that its shareholding position reached 50,029,300 common shares and 4,416,627 ADRs, representing approximately 5.03% of our total common shares and 8,353,388 cash-settled derivative financial instruments referenced in our common shares, representing approximately 0.77% of our share capital.
•	On July 19, 2023, (i) BlackRock, Inc. informed us that its interests in us reached 53,294,995 common shares and 4,400,885 ADRs, representing approximately 3.43% of our total common shares and 8,363,626 cash-settled derivative financial instruments referenced in our common shares, representing approximately 0.50% of our share capital; and (ii) SALIC subscribed for 180,000,000 common shares representing 10.70% of our share capital;
•	Between September 2023 and March 2024, Marfrig, our controlling shareholder, filed five Schedule 13D/A and notified us it had increase its equity stake in us through open market acquisitions of common shares, reaching a beneficial ownership of 842,547,574 common shares representing 50.08% of our share capital.
•	On May 21, 2024, Kapitalo Investimentos Ltda., Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. and Kapitalo Nexo Gestão de Recursos Ltda. informed us that they had sold certain of our common shares and as a result, their aggregate interests in us reached 82,962,358 common shares corresponding to approximately 4.93% of our share capital.

B.	Related Party Transactions

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

Arrangements with BRF Previdência

We make contributions related to the post-employment benefit plans of our employees to BRF Previdência, which holds these plans. See notes 19 and 29 to our consolidated financial statements included elsewhere in this annual report. Additionally, we lease properties owned by BRF Previdência, and for the year ended December 31, 2024, the total amount of lease payments was R$22,971 thousand (R$21,936 thousand for the year ended on December 31, 2023). The rent value was set based on market conditions.

Agreements with Marfrig Global Foods S.A.

On August 19, 2019, our subsidiary Al Wafi Food Products Factory – Sole Proprietorship LLC, or Al Wafi Factory, headquartered in the United Arab Emirates and belonging to our Halal corporate structure, entered into an agreement with our controlling shareholder Marfrig, which has been subsequently amended, for the supply by Marfrig of raw materials (deboned and frozen beef) to our factory in Abu Dhabi. The agreement currently expires on August 19, 2025. The transaction represents a routine raw material supply operation, carried out within the normal course of our business, with no exclusivity to either party, or a minimum volume to be supplied. The estimated total value of the contract is US$27,000 thousand per year.

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

On July 27, 2022, we entered into an agreement with Quickfood S.A. (which we sold to Marfrig on January 2, 2019), as distributor, and Marfrig, as guarantor, for the distribution of “Sadia” branded products in Argentina, which expired on January 1, 2023. Quickfood S.A. and we still perform the supply and distribution upon the originally agreed terms. The parties are currently procuring the signature of a new distribution agreement by their legal representatives, which will encompass the scope of the ongoing distribution. The total amount of this transaction is approximately US$10,000,000 per year.

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

From September 1 to November 30, 2024, BRF purchased meat products and raw materials from Weston Importers Ltd. and Pampeano Alimentos S.A. in the total amount of R$ 16,128 thousand. BRF also estimated that it will purchase during the next 24 months meat products and raw materials from Weston for an amount of up to US$100,000 thousand.

On September 3, 2024, we and Marfrig signed a supply contract under which Marfrig will supply meat products derived from bovine animal protein, including beef preparations/processed products (hamburgers, meatballs, kibbeh, ready meals, and other related products) which will be marketed by us in both domestic and international markets. The contract will run for twenty-four months from the date of signature, and Marfrig will invoice on a monthly basis, based on the volume of meat products purchased by us. The estimated expenditure for the entire period of the contract is R$550,000.

During the year ended on December 12, 2024, the company signed an agreement with Marfrig Global Foods S.A. to acquire ICMS credits calculated in the state of São Paulo and held by Marfrig. In the year ended on December 31, 2024, R$256,000 was transferred, with a discount in line with the market.

BRF also supplies raw material to Quickfood S.A. for the production and commercialization of ham in Argentina under the “Sadia” brand pursuant to spot transactions. The parties are procuring necessary approvals and negotiating the terms and conditions of the applicable license and supply agreement. The total amount of this transaction is approximately US$10,000 thousand per year.

BRF also supplies raw material to Pampeano Alimentos S.A. for the production and commercialization of ham in Argentina under the “Sadia” brand pursuant to spot transactions. The parties are procuring necessary approvals and negotiating the terms and conditions of the applicable license and supply agreement. The total amount of this transaction is approximately US$10,000 thousand per year.

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

Joint Venture with The Public Investment Fund

On October 24, 2022, we executed a joint-venture agreement with Halal Products Development Company, or HPDC, a wholly-owned subsidiary of PIF, which aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. On August 1, 2023, we announced the fulfillment of all conditions precedent to the joint venture under the joint venture agreement. On December 10, 2023, we and PIF incorporated BRF Arabia Holding Company, or BRF Arabia, in Saudi Arabia with an ownership of 70% by us and 30% by HPDC. BRF Arabia is expected to hold assets in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. BRF Arabia will have a combined investment of US$500,000 thousand (or R$3,096,150 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024), of which (i) US$125,000 thousand (or R$774,037 thousand, translated to reais at the exchange rate of R$6.1923 as of December 31, 2024) were contributed by us and by HPDC upon the incorporation of the joint venture; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by BRF Arabia’s shareholders.

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

Tax Proceedings

Contingencies for Probable Losses

We are engaged in 1,241 legal proceedings with Brazilian tax authorities, mainly related to the payment of ICMS, PIS and COFINS, income tax and social contribution. As of December 31, 2024, our provision for such tax proceedings with probable losses is R$1,339,666 thousand, compared to R$321,995 thousand as of December 31, 2023.

The tax contingencies classified as probable losses involve the following main legal proceedings:

•	ICMS: We are involved in a number of administrative and judicial tax disputes regarding related to payment of ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others. The provisioned amount is R$73,763 thousand as of December 31, 2024 (R$87,661 thousand as of December 31, 2023).
•	PIS and COFINS: We are involved in administrative and judicial tax disputes related to the use of federal PIS and COFINS tax credits from the acquisition of supplies to offset other federal taxes, in the amount of R$128,681 thousand as of December 31, 2024 (R$131,271 thousand as of December 31, 2023).
•	IRPJ/CSLL: we are discussing in court the full offsetting of tax benefits and negative CSLL calculation bases from the 2012 calendar year, in the amount of R$977,277 thousand as of December 31, 2024, which includes fines, interest and legal charges.

•	Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF and others, in the amount of R$159,945 thousand as of December 31, 2024 (R$103,063 thousand as of December 31, 2023).

Contingencies for Possible Losses

The amount of tax contingencies for which the probability of loss is classified as “possible” is R$19,881,466 thousand as of December 31, 2024 (R$16,082,532 thousand as of December 31, 2023).

The most significant of these tax cases for which the risk of loss is classified as possible are described below:

•	PIS and COFINS: The Company discusses alleged differences charged under PIS/COFINS on: (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) extemporaneous adjustments to the reduction in the calculation base relating to the ICMS subsidy and additional ICMS; (iv) disallowances of extemporaneous credits on marketing, rebates, commercial representation, employee benefits, food vouchers, medical assistance, transport vouchers, vaccines, medicines, fixed assets, wood shavings, fuels and lubricants, disinfectants and cleaning products; and (v) disallowances of ordinary credits on freight in the transfer of finished products, cross docking, port expenses, maintenance materials, exempt inputs, suspended inputs, presumed credits from agro-industrial activities and disallowances on other goods and services due to the RFB’s restriction of the concept of inputs, totaling R$12,863,154 thousand as of December 31, 2024 (R$8,740,838 thousand as of December 31, 2023).
•	ICMS: The Company is involved in disputes processes totaling R$4,440,884 thousand as of December 31, 2024 (R$4,042,445 thousand as of December 31, 2023) related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$14,541 thousand as of December 31, 2024 (R$17.464 thousand as of December 31, 2023); (ii) lack of evidence of exports in the amount of R$84,305 thousand as of December 31, 2024 (R$67,766 thousand as of December 31, 2023); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$698,006 thousand as of December 31, 2024 (R$680,058 thousand as of December 31, 2023); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$330,417 thousand as of December 31, 2024 (R$306,060 thousand) as of December 31, 2023); (v) R$3,313,615 thousand as of December 31, 2024 (R$2,760,221 thousand on December 31, 2023) related to other claims, highlighting the debts related to (a) supposed differences in tax substitution in the amount of R$549,890 thousand as of December 31, 2024; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged noncompliance with ancillary obligations in the amount of R$371,369 thousand as of December 31, 2024; (c) disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions in the amount of R$260,924 thousand as of December 31, 2024; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4) in the amount of R$238,801 thousand as of December 31, 2024 and (e) disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as use and consumption in the amount of R$ 315,880 thousand as of December 31, 2024; and (f) disallowance of presumed ICMS credit supposedly above the limit set out in Santa Catarina legislation in the amount of R$315,559 thousand as of December 31, 2024.

•	IRPJ/CSLL: The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including because of the recognition of a court decision relating to the Plan. Contingencies relating to these taxes total R$390,435 thousand as of December 31, 2024 (R$1,468,810 thousand as of December 31, 2023).
•	Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$974,964 thousand as of December 31, 2024 (R$837,060 thousand as of December 31, 2023). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based because of the treaties signed to avoid double taxation.
•	IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$155,766 thousand as of December 31, 2024 (R$168,212 thousand as of December 31, 2023).
•	Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$730,647 thousand as of December 31, 2024 (R$671,699 thousand as of December 31, 2023).
•	Other contingencies: The Company disputes cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax totaling R$176,783 thousand as of December 31, 2024 (R$153,469 thousand as of December 31, 2023). The Company’s subsidiaries have various other tax contingencies totaling R$148,354 thousand as of December 31, 2024.

As noted above, we are involved in other lawsuits for which we classify our risk of loss as remote, and the amounts involved in certain of those proceedings are substantial.

Labor Proceedings

As of December 31, 2024, we were involved in 13,849 ongoing judicial and administrative labor claims and 5,936 temporarily filed labor claims. These labor claims are mainly related to overtime, work in hazardous conditions, rest breaks set forth article 253 of the Brazilian Labor Code (Consolidação das Leis Trabalhistas), work illnesses and work accidents. Labor claims are being processed mainly at the Brazilian lower court level. Our provisions for “probable” losses from these labor claims are recorded in the amount R$436,422 thousand on December 31, 2024, compared to R$435,929 thousand on December 31, 2023. These provisions were recorded based on our past historical payments, and the opinions of our legal counsel. Labor claims classified as “possible” losses totaled R$331,877 thousand on December 31, 2024, compared to R$304,133 thousand on December 31, 2023. We believe none of such labor claims is individually significant.

Included in these proceedings is a series of judicial proceedings filed by the Office of the Public Labor Prosecutors or workers unions related to overtime, mandatory rest breaks and other labor-related issues. Of the 69 cases pending, some have no assigned value and the largest – a public civil action relating to in itinere working hours in the unit of Chapecó, Santa Catarina – has a value of approximately R$42,916 thousand. There is a collective action filed by the Union of Carambeí, Paraná, with a value of R$15,331 thousand, claiming the payment of night shift allowance, among other claims. We are also a party to a collective action filed by the Union of Concórdia, Santa Catarina, with a value of R$16,297 thousand, relating to in itinere working hours. All the abovementioned amounts are included in the total amount disclosed in the paragraph above as of December 31, 2024. We are currently disputing such claims and the court decisions in connection therewith.

In addition, on September 1, 2017, we executed a TAC with the Office of the Public Labor Prosecutors regarding working hours in our poultry and pork slaughterhouses. Fulfilment of the TAC’s requirements is still underway.

Civil, Commercial and Other Proceedings

As of December 31, 2024, we were defendants in 4,631 civil, commercial, environmental, regulatory, administrative and other proceedings. These claims are related to, among other things, alleged breach of contracts, alleged breach of civil, environmental, administrative, regulatory and commercial law. We have recorded provisions for probable losses in the amount of R$371,305 thousand in connection with our pending civil, commercial and other proceedings as of December 31, 2024 (R$352,414 thousand as of December 31, 2023). We recorded these provisions based on our historical payments and on the inputs of our external legal advisors.

The most significant of these civil, commercial and other proceedings are described below. We are involved, or may become involved, in other legal proceedings from time to time and the amounts involved in certain of those other proceedings could be substantial.

On May 18, 2001, a declaratory action together with a condemnatory request was filed by Texaco do Brasil S/A Produtos de Petróleo (currently Ipiranga Produtos de Petróleo S/A), where the plaintiff claimed that we (previously Perdigão Alimentos S.A.) did not comply with the three contracts executed by the parties (the Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales, the Share Purchase and Sale Contract and Resale Promise and the Private Instrument of Tax Incentives Implementation Commitment and Promise of Share Purchase and Sales). Such contracts were related to the structuring and acquisition of common and preferred shares of Perdigão Amazônia S.A, whose project would be financed by Texaco via tax incentives. The case ended with an unfavorable lower court decision against us, and an order to indemnify Ipiranga for the damages related to the project. The São Paulo Court of Appeals reversed the trial court’s judgment only to establish different criteria for the calculation of liquidated damages. In June 2009, Ipiranga started the liquidation stage, and an accounting expert was initially named to analyze the parameters set forth in the final judgment. However, considering there were unaccounted items to be calculated by the expert, the forensic accountant informed of his inability to perform these tasks. Afterwards, an engineering expert was indicated to proceed with the asset liquidation. The opinion of the court-appointed engineering has already been presented twice, but Ipiranga contested the results in both instances. The appeals filed by Ipiranga aimed at the revision of the expert report were partially granted by the Court, which determined the calculation review of some unaccounted items as well the adjustment of amounts for inflation. The parties currently await the conclusion of the expert report, which will be finalized upon the definition by the Court of the calculation criteria for the monetary adjustment of the amounts under dispute. In January 2024, the Court rejected the merits of the latest appeals filed by both Ipiranga and BRF disputing the Court’s decision. We have filed an appeal to the Superior Court of Justice requiring the maintenance of the expert report. The President of the Private Law Section of the Court upheld the contested decision and ordered the remittance of the case records to the Superior Court of Justice. We are awaiting a decision by the Superior Court of Justice.

On October 7, 2004, a public civil action was filed by the Federal Public Prosecutor’s Office against us and other parties seeking moral and material damages resulting from the integrated production contracts executed with public resources of an agricultural fund. In July 2014, we were ordered to pay an award with respect to the material damages, but this decision was suspended by the Court of Appeals in June 2015. We filed an appeal to the Superior Court of Justice on September 8, 2015. On March 13, 2020, our appeal was dismissed and, on April 24, 2021, we filed a new appeal, which was challenged by the Federal Public Prosecutor’s Office on September 8, 2021. On September 8, 2022 our new appeal was admitted, although on October 3, 2022, an unfavorable decision was issued against us. We filed a motion to reverse this decision, but the motion was denied on December 14, 2022. The Court of Appeals decision was affirmed by the Superior Court of Justice, and the action awaits the calculation of liquidated damages, to be determined by a court-appointed expert. In July 2023 and August 2023, the Federal Public Prosecutor’s Office and us, respectively, filed a request for additional technical forensics for the calculation of the liquidated damages. The parties are awaiting the conclusion of the expert assessment.

In 2012, 2018 and 2022, the Federal Public Prosecutor’s Office filed three public civil actions in order to obtain a judicial decision compelling BRF not to use overweight trucks on federal highways and sought indemnification for collective damage. With respect to the 2012 public civil action, on September 3, 2019, the Superior Court of Justice, by a majority decision, granted the special appeal filed by the Federal Public Prosecutor’s Office and found that the public civil action had merit and ordered (i) BRF to pay indemnification for collective damages in an amount to be determined; and (ii) BRF not to use overweight trucks on federal highways, subject to a penalty of R$20 thousand for each new infringement. BRF filed appeals against such decision, which were denied by the Superior Court of Justice and the Federal Supreme Court. The decision rendered by the Superior Court of Justice with respect to the 2012 public civil action against us became final and unappealable. On July 25, 2022 the case was remanded to the lower court for calculation of liquidated damages. The Federal Public Prosecutor’s Office filed a motion for summary judgement, claiming the historic amounts of (i) R$6,630 thousand for material damages caused to federal highways; (ii) R$ 1,989 thousand for environmental and other economic related damages; and (iii) R$ 4,641 thousand for collective damages. Each of these three damages would be subject to the SELIC interest rate adjustment until payment. The Federal Public Prosecutor’s Office requested that the highway police and national traffic department inform the court of any further occurrence of overweight truck usage against BRF since the action was first filed so that the penalty of R$20 thousand per occurrence would be levied. We are currently waiting for the court to determine the liquidated damages. Additionally, in August 2023, we filed a motion to set aside judgment and are currently awaiting a decision thereof. With respect to the public civil action filed in 2018, the lower court decision was favorable to us and we are currently awaiting a decision by the Court of Appeals on the appeal filed by the Federal Public Prosecutor’s Office. With respect to the public civil action filed in 2022, on October 5, 2022, the lower court denied the preliminary injunction and scheduled a court hearing. The Federal Public Prosecutor’s Office filed an interlocutory appeal of this decision. In November 2022, we filed our counterarguments to the pleadings, and the Federal Public Prosecutor’s Office filed their answer in January 2023. In November 2023, the court issued a decision for the production of evidence. In December 2023, the Federal Public Prosecutor’s Office (i) requested the suspension of the proceeding until the Superior Court of Justice renders a decision on Special Appeals 1,908,497 and 1,913,392 concerning the merits of repetitive proceedings on this subject-matter and (ii) informed the court that it will not submit additional evidence. We are currently awaiting a decision by the court either suspending the proceedings or granting an early judgment. An unfavorable outcome may result in payment of actual damages, to be determined by the court in an amount equal to or higher than R$1,040,366.63 and for collective damages in the amount of R$5,000 thousand. In December 2023, a decision was granted to suspend the lawsuit until a final decision is rendered on the appeal at the Superior Court of Justice regarding Subject Matter No. 1104 (Tema 1104) regarding civil liability for damages caused by excess weight on highways.

On August 20, 2008, the Federal Public Prosecutor’s Office filed a public civil action against us due to alleged damages to consumers related to the excess of water absorbed by the chicken products manufactured at Francisco Beltrão, in the Brazilian state of Paraná, and Dois Vizinhos, in the Brazilian state of Paraná. The Federal Public Prosecutor’s Office requested that we individually indemnify all consumers who acquired products with any quality issues related to water in excess, that we pay collective damages and that we publicly disclose this problem via newspaper, radio and other means. On September 10, 2009, a partially unfavorable judgment was issued ordering us and the other defendants to: (i) indemnify consumers for the irregularity of the products; (ii) pay R$700 thousand as collective damages; and (iii) publicly disclose a message describing this matter via local media (newspaper, radio and other means). We, along with the other defendants, filed our respective appeals, which the Court of Appeal rejected in 2011. On January 30, 2012, we filed an appeal to the Superior Court. On July 1, 2022 the Superior Court partially reversed the lower courts decisions to (i) determine the applicability of the statute of limitations for any claim before August 20, 2003 and (ii) cancel the initial lower court decision and remand the action to the lower court for the production of evidence requested by the defendants. In August 2022, the Federal Public Prosecutor’s Office filed an appeal against the Superior Court decision, which was denied in October 2022. In January 2023, the case was remanded to the lower court for the production of evidence. We are currently awaiting a decision by the lower court.

On January 28, 2009, Valore Participações e Empreendimentos Ltda. and Ama Participações e Empreendimentos filed an execution proceeding against us based on an extrajudicial title requesting the payment of the fifth and sixth installments of their industrial plant sales contract signed with us. On May 26, 2022, the court decided in favor of BRF and dismissed the execution proceeding. In June 2022, the plaintiffs appealed to the Court of Appeals, which was rejected. We presented our counterarguments to the appeal in August 2022. In September 2024, the parties presented a settlement to the Court, which was ratified and terminated the execution proceeding. In October 2024 it was certified that the execution proceeding is no longer subject to appeal and the case was dismissed.

On September 21, 2011, the Association of the Villagers of Paraíba and Mudau River Ares filed an action against us, the Municipality of Bom Conselho and the State of Pernambuco, seeking indemnification for moral and material damages due to the “Açude das Nações” dam rupture. Expert evidence was ordered by the court and presented in May 2022. The expert was subpoenaed by the court to be deposed on September 15, 2022. On October 17, 2022, the court ordered the parties to present their pleadings as to the expert testimony. In June 2023, the State of Pernambuco filed a motion to dismiss based on lack of jurisdiction by the State of Alagoas to render a decision on a case involving the State of Pernambuco. We are currently awaiting a decision on such motion to dismiss. In December 2024, the case records were returned to the State Court of Pernambuco.

We had a leasing contract with WJ Produtos Alimentícios Ltda., or WJ, for an industrial plant, which was terminated by us. On April 11, 2012, WJ filed a lawsuit to require our compliance with the leasing contract and pay an early termination fine of R$3,700 thousand and material damages of up to R$5,000 thousand. On May 2019, the court decided in favor of WJ and ordered us to pay for the losses and damages caused by the early termination of the leasing contract, including R$28,614 thousand calculated by the expert. The court ruled that another expert assessment is necessary to determine the total loss value in the execution stage of the proceeding. We filed appeals against such decision, which were rejected by the São Paulo State Court, confirming all the terms of the decision rendered by the lower court judge. In September 2022, we filed an appeal with the Superior Court of Justice. The decision on the appeal is still pending. The risk of loss in this proceeding has been classified as possible. Such amount does not consider the losses and damages that still need to be estimated in the execution stage.

On October 17, 2013, Mr. Marcus Macedo Cazarré filed an indemnification action as a result of our alleged exploitation of his Patent MU 8300298-7 in the biodigesters used in farms. Mr. Cazarré requested damages of over R$306,900 thousand. An expert report favorable to us was issued, which indicated that there was no violation of Mr. Cazarré’s patent. In September 2017, the lower court judge dismissed the requests made by Mr. Cazarré. In June 2018, the Court of Appeals ruled and granted the appeal on the merits and, therefore, the trial decision was overturned. As a result, Mr. Cazarré’s requests were granted and we were ordered to pay material damages (in an amount to be calculated in the execution proceedings) and R$150 thousand for moral damages. In February 2019, we filed an appeal with the Court of Appeals to elevate the proceeding to the Superior Court of Justice. In April 2019, the Court of Appeals ruled dismissing our appeal. In May 2019, we filed an appeal directly to the Superior Court of Justice and in June 2019, Mr. Cazarré presented his defense. In July 2019, the Court of Appeals reviewed its decision and admitted our appeal, determining that the proceeding’s records be sent to the Superior Court of Justice. In April 2020, we filed a petition requesting the suspension of the lawsuit until the decision on the merits of the nullity action filed by us against Mr. Cazarré and Instituto Nacional de Propriedade Industrial-INPI (BPTO) before the Federal Court of Rio de Janeiro becomes final. In April 2021, the court rendered a decision staying the infringement action for a year, due to the ongoing nullity action. In November 2021, we filed a new brief informing the court that a decision was published in the Official Gazette n. 2.652 dated November 3, 2021, in which the Brazilian PTO invalidated patent MU8300298-7 during the post-grant opposition procedure. Considering the patent in question is no longer valid, we requested that the decision be overruled in order to reject Mr. Cazarré’s infringement pleadings. Despite the invalidation of the patent by BPTO, the Superior Court of Justice dismissed our appeal in October 2022, holding that it was not timely filed. We filed another appeal to reverse that decision, which were dismissed in March 2023. In April 2023, the decision became final and unappealable. In August 2023, the court ordered that the plaintiff proceed with the execution of the decision and plaintiff is required to file a specific proceeding to perform the enforcement.

On April 24, 2014, we executed a TAC with the Public Prosecutors’ office of the Brazilian state of Goiás because of irregularities in our treatment of soil in the facility located in Rio Verde. Under the TAC, we are required to pay a fine of R$1.4 million, among other obligations. Fulfilment of the TAC’s requirements is still underway.

On March 24, 2014, we executed a TAC with the Consumer Protection Agency of the Municipality of Rio de Janeiro, or Procon Carioca, due to problems with the distribution of skimmed UHT milk in Rio de Janeiro. Because of that agreement, we paid a fine of R$150 thousand and undertook other obligations that have already been fulfilled by us. On October 23, 2014, the Consumer Protection Agency of the State of Rio de Janeiro, or Procon Estadual, filed a civil action against us related to a similar claim with respect to the distribution of skimmed milk. In May 2016, a judgment was issued recognizing that we had diligently taken all necessary actions to mitigate damages on this case, including executing a TAC on the matter. Nevertheless, the lower court determined that any consumers that manage to prove they suffered material losses as a result of the milk shall be reimbursed on the ground of compensation for special damages. The Procon Estadual appealed the decision and their appeal was dismissed, but they filed a Special Appeal which was granted, and we were also ordered to pay R$100 thousand on the ground of compensation for general damages. On October 28, 2020, we paid R$215 thousand related to the condemnation to pay general damages plus monetary remeasurement and penalty interest, as well as legal fees. In August 2023, Procon Estadual requested the liquidation of special damages. We have not yet been summoned to file an answer.

On October 23, 2015, Perdue Foods LLC, or Perdue, filed an enforcement lawsuit against us. Perdue sought an order for us to comply with the obligations undertaken in the Coexistence Agreement, as amended, entered into by both parties related to the trademarks of Perdue and our trademark Perdix. In the event that we do not comply with these obligations, Perdue also seeks the imposition of a daily fine, in the amount of R$50,000 for each day of delay. The case is currently pending judgment on the merits in the lower court. In September 2021, we filed an appeal to the Court of Appeals against the decision which denied BRF’s argument regarding the applicability of the statute of limitations, which was dismissed. Between January and November 2022, we filed new appeals before the Court of Appeals and the Superior Court of Justice, all of which were dismissed. In April 2023, we filed a special appeal with the Superior Court of Justice, which decision is still pending. In January 2025, a decision on the motion to stay execution was granted.

On September 18, 2015, we executed a TAC with the Public Prosecutors’ Office of the Brazilian state of Rio de Janeiro, in order to restore an environmental license of our facility located in Duque de Caxias. Fulfilment of the TAC’s obligations was completed on September 20, 2023 and we are currently awaiting its filing.

On December 14, 2015, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified on dairy products sold by us. On March 19, 2019, the plaintiff’s claims were partially granted and we were ordered to: (i) pay collective damages in the amount of R$1,000 thousand; (ii) under the penalty of payment of a R$5,000 thousand fine for each instance of non-compliance, (a) recall the batches of sausages that presented risk to consumers’ health - in spite of the fact that the class action handles of alleged irregularities related to dairy products, the sentence also have mentioned issues regarding the sausages; such inaccuracy is object of the appeal we have filled against it and (b) provide a public notice regarding such recall on our website and social media; (iii) publish the trial court decision in a newspaper of general circulation in the city of Recife, under the penalty of a R$1 thousand daily-fine for non-compliance; and (iv) pay 50% of the court fees. On April 23, 2019, we filed an appeal to the Pernambuco Court of Appeals. The appeal is still pending a decision on its merits. We entered into a settlement agreement with the Public Prosecutors’ Office of the Brazilian state of Pernambuco undertaking indemnity and affirmative covenant.

On March 17, 2016, a public civil action was filed by Abracon-Saúde – Associação Brasileira de Defesa dos Consumidores de Plano de Saúde, an association for health insurance customers, seeking to require us to insert the following warning on the package of our products: “CONTAINS GLUTEN – gluten is harmful to celiac patients” or another similar alert to demonstrate how gluten can be harmful to consumers. After we presented our defense, a state court decision was rendered in September 2016 ordering us to include such information on the package of all of our products that contain gluten. We filed an appeal and in December 2019, the Federal Regional Court (TRF3) ruled that the Superior Court of Justice is the competent authority to rule on this proceeding. The proceeding was removed to the Superior Court of Justice to determine if that court had jurisdiction to hear the proceeding. On March 2021, the Superior Court of Justice determined they did not have jurisdiction, and in August 2022, a decision found that the Federal Regional Court was the competent authority, and the state court decision was cancelled. In October 2023, the Federal Regional Court ordered that Anvisa be added as a defendant in the action. In November 2023, we required that Anvisa be notified of the court order. The action is pending trial before the Federal Regional Court.

On April 4, 2016, we executed a TAC with the Public Prosecutor’s Office of the Brazilian state of Goiás in order to compensate for the environmental damage caused by the disposal of industrial waste without proper treatment in the “Córrego Lageado” by the Jataí facility. Satisfaction of certain obligations of the TAC is in progress.

On May 9, 2018, the Public Prosecutors’ Office of the Brazilian state of Pernambuco filed a public civil action against us in connection with alleged irregularities identified in meat products (sausages) sold by us. In February 2019, the court rendered a decision granting the injunction requested by the Public Prosecutors’ Office to order us to, under the penalty of a R$5,000 thousand fine for each instance of non-compliance: (i) cease commercialization of sausages with irregularities; (ii) comply with the legislation on sausage manufacturing; (iii) cease using deteriorated or mislabeled ingredients in sausage manufacturing; (iv) recall the batches of sausages that present risk to consumers’ health; (v) provide a public notice regarding such recall on our website and social media. In April 2019, we filed an interlocutory appeal with a request for an interim relief in order to stay the injunction. The court decided to evaluate the suspensive effects after Public Prosecutors’ Office of the Brazilian state of Pernambuco filed its counterarguments. In May 2019, we filed our defense. In December 2022, we declared our intention to proceed with our appeal and presented new facts, which were then contested by the Public Prosecutors’ Office of the Brazilian state of Pernambuco and responded by us. Since November 2023, the case is on hold pending negotiations of a TAC between us and the Public Prosecutors’ Office of the Brazilian state of Pernambuco. In June 2024, the TAC was ratified, the lawsuit was dismissed and a certificate of final decision not subject to appeal was issued.

On June 6, 2022, Mr. Marcus Macedo Cazarré filed a civil action to annul the administrative decision of the Instituto Nacional de Propriedade Industrial-INPI (BPTO) published in the Official Gazette n. 2,652 dated November 3, 2021, in which BPTO invalidated his patent MU8300298-7. Mr. Cazarré filed an injunction to suspend the effects of the BPTO decision, but his request was denied by the Federal Court in June 2022. We filed a motion to join the proceeding as an interested third party in June 2022, and both BRF and BPTO filed our counterclaims to maintain the invalidation of the patent. In September 2022, Mr. Cazarré filed an interlocutory appeal to reverse the decision that denied the injunction. In April 2023, the court rendered a decision, among other things, approving our joinder as an interested party and dismissing the request by Mr. Cazarré to add an expert opinion as evidence. Mr. Cazarré appealed against such decision, which was dismissed. In May 2023, the parties produced evidence and Mr. Cazarré filed new appeals, which decisions are currently pending. In September 2023, Mr. Cazarré requested that Agcert do Brasil be added as a defendant in the action. The outcome of this proceeding may directly impact the decision of the related lawsuit filed against us by Mr. Cazarré on October 17, 2013, as described above. The lawsuit is waiting for a decision by the lower Court judge.

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

In March 2017, an administrative proceeding was filed by the National Consumer Secretariat (SENACON – Ministério da Justiça) in order to ascertain whether there were violations of consumer law by us, in view of the findings by the MAPA, in 2017, regarding excess of water in frozen chicken carcasses. In May 2017, we presented our preliminary defense, and in December 2020, we presented our final brief in our defense. In January 2021, the Secretariat ruled against us, finding that we breached consumer law, and it imposed a fine of approximately R$5,383 thousand. On February 8, 2021, we filed an administrative appeal, which is still pending review. In July 2021, we filed a petition expressing interest to execute a TAC, in which we commit to pay a certain amount, with no admission of guilt or liability in that proceeding. On September 30, 2021, we filed a non-binding draft of a TAC, along with a judicial decision given by the Federal Regional Court in Goiás in our favor against MAPA. On January 10, 2023, SENACON requested additional financial information from us before the administrative proceeding was filed. The TAC is currently under review by SENACON, with its decision subject to judicial review. In February 2023, a judicial decision acknowledging the nullity of the infraction notice was included to the case records.

In September 2024, Energisa Mato Grosso – Distribuidora de Energia S.A. filed a collection lawsuit against us in the amount of R$47 million regarding the reimbursement of state value-added tax (ICMS) for the consumption of electric energy which had not been collected since November 2004 based on a preliminary decision under a writ of mandamus (Mandado de Segurança Coletivo) nº 2372/2004 (CNJ nº 26202-69.2004.811.0041) filed by Federação das Indústrias do Estado de Mato Grosso – FIEMT. We are currently awaiting the answer of the plaintiff.

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

Pursuant to the Leniency Agreement, BRF has undertaken the following commitments: (a) to remediate the identified practices and adopt measures to prevent that such practices happen again; (b) to pay the total amount of approximately R$583,977 thousand (which was fully settled in 2023); and (c) to continuously improve its integrity program with the support and monitoring of the CGU. During the years ended December 31, 2023 and 2024, all aforementioned commitments were fulfilled, including the delivery of mandatory compliance reports in November 2023, May 2024 and November 2024, and we continue to maintain our public commitment to pursue the process of continuous improvement of our corporate governance and compliance practices.

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

As of December 31, 2024, there was no pending procedure in connection with the Leniency Agreement. For additional information about the Leniency Agreement, see note 1.2 to our consolidated financial statements.

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

In the year ended December 31, 2024, we distributed R$1,145,999 thousand as interest on shareholders’ equity. During the years ended December 31, 2023 and 2022, no dividends or interest on shareholders’ equity were paid to holders of our common shares.

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

Disclosure pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Securities Exchange Act of 1934 requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, including certain transactions or dealings with persons or entities who meet the definition of Government of Iran pursuant to 31 C.F.R. § 560.304. In 2024, we shipped 11,974 tons of whole chicken to companies in the UAE, which these UAE companies subsequently shipped to a government entity in Iran. This limited business was conducted by a non-U.S. affiliate of our company. The gross revenues from these sales amounted to US$108,900 thousand, representing less than 0.16% of our global revenue for the year ended December 31, 2024. Sales may continue. Prior to these sales, we obtained halal certification for the products, which required inspection by the World Halal Center EIRELI at our facilities in Brazil and subsequent certification by the Iranian Veterinarian Association (IVO) (affiliated with Iran’s Ministry of Agriculture), to certify that products are produced as per Halal practices. We received no revenue (and therefore no profit) from the regulatory inspection and approval process.

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

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE. As of March 31, 2025, there were 1,599,800,075 common shares without par value issued and outstanding (excluding 82,673,171 common shares held in treasury), and 130,149,876 ADRs outstanding.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares trade on the São Paulo Stock Exchange. ADRs representing our common shares trade on the NYSE.

Trading on the B3

The B3 is a public company which resulted from the merger among Bolsa de Mercadorias e Futuros (BM&F, the Brazilian commodities and futures exchange), Bolsa de Valores de São Paulo, or Bovespa, Companhia Brasileira de Liquidação e Custódia, or CBLC (the Bovespa’s securities clearing system) and CETIP S.A. - Balcão Organizado de Ativos e Derivativos.

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

Trading on the São Paulo Stock Exchange by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the São Paulo Stock Exchange only in accordance with the requirements of Resolution No. 4,373 of September 29, 2014 of the CMN, as amended, or Resolution No. 4,373. Resolution No. 4,373 requires securities held by non-Brazilian holders to be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on the São Paulo Stock Exchange or organized over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions. For more information, see “Item 10. Additional Information––B. Memorandum and Articles of Association––Regulation of Foreign Investment.”

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

As a company listed on the Novo Mercado and subject to its regulations, we agreed, among other things, to:

•	maintain a share capital structure composed exclusively of common shares;
•	ensure the free float of shares representing at least 25% of our total outstanding share capital or 15%, in case of average daily trading volume greater than R$25 million;
•	adopt offering procedures that favor widespread ownership of shares whenever making a public offering;
•	comply with minimum quarterly disclosure standards;
•	disclose the following policies, approved by the Board of Directors:
o	Management Compensation Policy;
o	Appointment Policy for Members of the Board of Directors, of the Advisory Committees and of the Board of Executive Officers;
o	Financial Risk Management Policy;
o	Related Party Transactions Policy; and
o	Securities Trading Policy by any controlling shareholders and our directors and executive officers.
•	make a schedule of corporate events available to our shareholders;
•	offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake);
•	in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined according to CVM and Novo Mercado rules;
•	present an annual balance sheet prepared in accordance with, or reconciled to, IFRS Accounting Standards;

•	establish a maximum of two-year term for all members of the board of directors;
•	require that at least 2 members or 20% of our board of directors, whichever is greater, consist of independent directors; and
•	submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies involving our company, members of our board of directors, board of executive officers, fiscal council and audit and integrity committee or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and rules, our bylaws, Brazilian Corporate Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

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

Legal Reserve

Under Brazilian Corporate Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the aggregate amount in the reserve equals 20% of share capital. However, we are not required to make any allocations to legal reserve in a fiscal year in which the legal reserve, when added to the established capital reserves, exceeds 30% of total capital. The amounts to be allocated to such reserve may only be used to increase share capital or to absorb losses but are not available for distribution. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2024, the balance of our legal reserve was R$160,664 thousand.

Unrealized Profit Reserve

Under Brazilian Corporate Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. Brazilian Corporate Law defines realized net profits as the amount by which net profits exceed the sum of: (i) the portion of net income, if any, attributable to earnings and losses of subsidiaries and affiliates accounted for using the equity method of accounting; and (ii) the profits, gains or returns that will be received by company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. As of December 31, 2024, we did not have an unrealized profits reserve.

Contingency Reserve

Under Brazilian Corporate Law, a percentage of net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. As of December 31, 2024, we did not have a contingency reserve.

Bylaw Reserves

Under Brazilian Corporate Law, any corporation may provide in its bylaws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our bylaws provide for the following additional reserves:

•	Reserves for increases in capital. 20% of adjusted net profits for each fiscal year must be allocated to reserves for increases in capital until the aggregate amount in such reserve equals 20% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. As of December 31, 2024, the balance of our reserves for increases in capital was R$482,573 thousand.
•	Expansion reserves. Shareholders may decide at a meeting to retain up to 50% of our net profits to allocate to an expansion reserve, up to a limit of 80% of share capital. This amount must be calculated after excluding the allocation of profits to employees, officers and directors. This reserve is intended to ensure investment in fixed assets or the increase in our working capital. As of December 31, 2024, the balance of our expansion reserves was R$796,275 thousand.

In addition, under the Brazilian Corporate Law, shareholders may decide at a meeting to retain the portion of net profits arising from government donations or subsidies for investment and allocate them to a reserve for tax incentives. This reserve can be excluded from the calculation basis of the mandatory minimum dividends. As of December 31, 2024, the balance of our reserve for tax incentives was R$639,741 thousand.

Retained Earnings Reserves

Under Brazilian Corporate Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. As of December 31, 2024, we did not have a retained earnings reserve.

Capital Reserves

Under Brazilian Corporate Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares and sales of subscription warrants. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. As of December 31, 2024, we had a capital reserve of R$2,763,364 thousand.

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

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information, among others:

•	financial statements prepared in accordance with IFRS Accounting Standards and related management, fiscal council, audit and integrity committee and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);
•	notices of our annual shareholders’ meeting on the date of its publication;
•	a summary of the decisions taken at the annual general shareholders’ meeting on the day the meeting is held;
•	a copy of the minutes of the annual shareholders’ meeting within seven business days of its occurrence;
•	report on good governance practices, pursuant to the Brazilian Code of Corporate Governance for Publicly Listed Companies (Código Brasileiro de Governança Corporativa - Companhias Abertas);
•	Formulário de Referência – a report on a standard form containing annual corporate, business, and selected financial information, five months from the end of our fiscal year; and we must update this document in accordance with Resolutions 80 and 81 of the CVM, as amended;
•	Informações Trimestrais – ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information, among others:

•	a notice of any extraordinary shareholders’ meeting on the same date it is published;
•	a summary of the decisions taken at any extraordinary shareholders’ meetings on the day the meeting is held;
•	minutes of any extraordinary shareholders’ meeting within seven business days of the date the meeting occurred;
•	minutes of board of directors’ meetings, whenever its decisions are to be effective in relation to third parties;
•	a copy of any shareholders’ agreement within seven business days it is filed with us;
•	any press release giving notice of material facts, on the same date it is published in the press;
•	information on any filing for plan of reorganization, as well as a copy of any judicial decision on such request, on the same date it is filed and, on the date, we take notice of the judicial decision, respectively;
•	request for bankruptcy, on the same day that we become aware of such requests; and
•	a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we become aware of it.

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

Interest on Shareholders’ Equity. Law No. 9,249, dated as of December 26, 1995, as amended, permits a Brazilian corporation to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP (the Brazilian government’s long-term interest rate), as determined by Brazilian Central Bank from time to time, and may not exceed the greater of:

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

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is resident of a tax haven. For this purpose, a “tax haven” is a country or location that does not impose income tax, where the income tax rate is lower than 17% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment. However, countries typically qualified as “tax havens” can be exceptionally excluded from this classification if they significantly contribute to national development through substantial investments in Brazil. These payments of interest on shareholders’ equity may be included as part of mandatory dividends.

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

Tax on Foreign Exchange and Financial Transactions, or IOF

Brazilian law imposes a tax on financial transactions involving foreign exchange, securities, credit and insurance. The rate of IOF applicable on foreign exchange transactions, or IOF exchange, involving common shares is currently 0%, but the Minister of Finance is permitted to prospectively increase such rate at any time up to 25%.

IOF may also be levied on transactions involving bonds and securities, or IOF securities, including those carried out on a Brazilian stock, futures or commodities exchanges. The rate of the IOF securities applicable to most transactions involving common shares is currently 0%, but the Brazilian government may also prospectively increase the rate of the IOF up to 1.5% per day at any time.

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

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for U.S. federal income tax purposes for 2024, and we do not expect to be a PFIC for 2025, although we can provide no assurances in this regard. The determination of whether we are a PFIC must be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADRs or common shares may also result in our becoming a PFIC. If you are a U.S. holder and we are a PFIC for any taxable year during which you hold our ADRs or common shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

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

Additionally, if we are a PFIC and have any non-U.S. subsidiaries that are PFICs (each, a “Subsidiary PFIC”), a U.S. holder will be treated as owning its proportionate amount (by value) of the common shares of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. A U.S. holder may not make a mark-to-market election with respect to the common shares of any Subsidiary PFIC. Thus, the mark-to-market election is not available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.

Alternatively, the excess distribution rules may be avoided if a U.S. holder makes a qualified electing fund, or QEF, election effective beginning with the first taxable year in the U.S. holder’s holding period in which we are treated as a PFIC with respect to such U.S. holder. However, the QEF election is not available to our U.S. holders because we do not intend to comply with the requirements necessary to permit our U.S. holders to make this election.

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

Investor Relations Department BRF S.A.

Avenida das Nações Unidas, 14.401 – 22nd to 26th Floors, Torre Jequitibá

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

Under IFRS Accounting Standards, we have accounted for our derivative instruments using the fair value method. For more information on our financial instruments and risk management, see note 23 to our consolidated financial statements.

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

The table below provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2024. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in real equivalents. The instruments’ actual cash flows are denominated in U.S. dollars, euro and reais, as applicable, once these currencies are subject to interest rate risks. See also “—Foreign Exchange Risk” below, which describes our foreign exchange derivatives. Even though these derivatives were entered into primarily to manage foreign exchange risk, they may also have an interest rate risk component because certain derivatives are linked to variable interest rates such as the CDI rate.

To facilitate the analysis of market risk, the table below includes cash, cash equivalents and debt (amounts in millions of reais, except weighted average annual interest rates).

Financial Instruments	All-in weighted average annual interest rate	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Assets – Short/Long-term		12,335.5	66.4	28.3	—	-—	289.9	12,720.1
Fixed rate		6,696.3	15.5	—	—	—	289.9	7,001.7
In US dollar	5.20%	2,722.9	15.5	—	—	—	—	2,738.3
In US dollar	Overnight rate	631.0	—	—	—	—	—	631.0
In EUR	0.00%	—	—	—	—	—	—	—
Other currencies	16.65%	3,342.5	—	—	—	—	289.9	3,632.3
Variable rate		4,626.8	32.5	28.3	—	—	—	4,687.6
In Reais	12.16% of CDI	3,732.8	32.5	28.3	—	—	—	3,794
In Reais	10.87% of SELIC	35.0	—		—	—	—	35.0
In Reais	11.44% of SELIC	859.0	—	—	—	—	—	859,0
Floating rate		264.9	18.4	—	—	—	—	283.4
In Reais	Floating rate	264.9	18.4	—	—	—	—	283.4
MTM	—	0.0	—	—	—	—	—	0.0
Other currencies	—	0.0—	—	—	—	—	—	0.0
Without rate	—	747.4	—	—	—	—	—	747.4
In Reais	—	296.5	—	—	—	—	—	296.5
In Euros	Overnight rate	17.0	—	—	—	—	—	17.0
Other currencies	Overnight rate	433.8	—	—	—	—	—	433.8
Liabilities – Short/Long-term		(1,230.3)	(2,941.7)	(1,996.8)	(1,185.2)	(137.0)	(13,249.7)	(20,740.5)
Fixed rate		(844.2)	(1,744.9)	(10.9)	(1,185.2)	—	(7,688.0)	(11,473.2)
In US dollar	5.16%	(581.3)	(1,744.9)	—	(1,185.2)	—	(7,688.0)	(11,199.5)
In Euros	0.00%	—	—	—	—	—	—	—
In Reais	0.00%	—	—	—	—	—	—	—
In Turkish Lira	25.15%	(262.9)	—	(10.9)	—	—	—	(273.8)
Variable rate		(386.0)	(1,196.8)	(1,985.9)	—	(137.0)	(5,561.6)	(9,267.3)
In Reais		(4.2)	—	(1,109.0)	—	(137.0)	—	(1,250.2)
In Reais		(381.5)	(270.0)	(876.9)	—	—	(5,561.6)	(7,090.0)
In Reais	0.00%	—	—	—	—	—	—	—
In U.S. dollar	0.00%	—	—	—	—	—	—	—
In UAE Dirham	6.33%	(0.4)	(926.8)	—	—	—	—	(927.2)
Net		11,105.2	(2,875.3)	(1,968.5)	(1,185.2)	(137.0)	(12,959.8)	(8,020.5)

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

The table below provides information about our financial instruments and presents such information in real equivalents as of December 31, 2024. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates (amounts in millions of reais, except average annual interest rates).

On-balance Sheet Financial Instruments	Short Term	2026	2027	2028	2029	Thereafter	Fair value
US dollar instruments	3,032.7	(1,729.4)	—	(1,185.2)	—	(7,688.0)	(7,569.9)
Assets	3,614.0	15.5	—	—	—	—	3,629.4
Short/Long-term investments	2,983.1	15.5	—	—	—	—	2,998.5
Average annual interest rate	5.06%	0.00%	0.00%	0.00%	0.00%	0.00%	5.04%
Liabilities	(581.3)	(1,744.9)	—	(1,185.2)	—	(7,688.0)	(11,199.5)
Short/Long-term debt	(581.3)	(1,744.9)	—	(1,185.2)	—	(7,688.0)	(11,199.5)
Average annual interest rate	9.34%	4.36%	0.00%	0.00%	0.00%	5.41%	6.01%
Euro instruments	17.0	—	—	—	—	—	17.0
Assets	17.0	—	—	—	—	—	17.0
Short/Long-term investments	17.0	—	—	—	—	—	17.0
Average annual interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Liabilities	—	—	—	—	—	—	—
Short/Long-term debt	—	—	—	—	—	—	—
Average annual interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other Currencies instruments	2,011.4	(926.8)	(10.9)	—	—	289.9	1,363.6
Assets	2,274.7	—	—	—	—	289.9	2,564.6
Short/Long-term investments	2,274.7	—	—	—	—	289.9	2,564.6
Average annual interest rate	18.31%	0.00%	0.00%	0.00%	0.00%	0.00%	16.25%
Liabilities	(263.3)	(926.8)	(10.9)	—	—	—	(1,201.0)
Short/Long-term debt	(263.3)	(926.8)	(10.9)	—	—	—	(1,201.0)
Average annual interest rate	25.58%	0.00%	14.00%	0.00%	0.00%	0.00%	5.73%

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

Exchange/Interest rate derivatives	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Total Notional	12,108.9	—	—	258.8	—	—	(830.4)
Cross currency swaps:	—	—	—	258.8	—	—	(497.3)
Receive US Dollar Pay Real
Notional amount	—	—	—	258.8	—	—	(497.3)
Average interest received in US Dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in CDI+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	3.79	—	—	—	—	—	—
Notional amount	—	—	—	—	—	—	—
Average interest received in US Dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in Real	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	—	—	—	—	—	—	—
Non-deliverable forward:	4,184.8	—	—	—	—	—	(242.5)
Receive Reais Pay US Dollar
Notional amount	3,812.9	—	—	—	—	—	(243.5)
Average interest received in reais	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Exchange/Interest rate derivatives	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Average interest paid in US dollar	5.41%	0.00%	0.00%	0.00%	0.00%	0.00%	5.41%
Duration	0.5	—	—	—	—	—	0.5
Receive Reais Pay Euros
Notional amount	371.9	—	—	—	—	—	1.0
Average interest received in reais	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	25.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	0.2	—	—	—	—	—	0.2
Receive US Dollar Pay Euros
Notional amount	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest received in US dollar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	—	—	—	—	—	—	—
Receive Yen Pay Euros
Notional amount	—	—	—	—	—	—	—
Average interest received in yen	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in euros	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	—	—	—	—	—	—	—
Receive Turkish Lira Pay US dollar
Notional amount	—	—	—	—	—	—	—
Average interest received in Turkish lira	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average interest paid in USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Duration	—	—	—	—	—	—	—
FX Options	7,536.0	—	—	—	—	—	(91.7)
Notional amount US dollar	7,536.0	—	—	—	—	—	(91.7)
Duration	0.2	—	—	—	—	—	0.2
FX Futures	388.0	—	—	—	—	—	1
Notional amount US dollar	388.0	—	—	—	—	—	1
Duration	—	—	—	—	—	—	—

Exchange/Interest rate derivatives	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Commodities Futures	9,167.7	-	-	-	-	-	13.2
Receive Corn Pay US dollar
Notional amount	5,891.8	-	-	-	-		2.4
Duration	0.6	-	-	-	-		0.6
Receive Soy Oil Pay US dollar
Notional amount	5,476.3	-	-	-	-		(0.5)
Duration	0.4	-	-	-	-		0.4
Receive Corn Pay in reais
Notional amount	12,240.0	-	-	-	-		0.3
Duration	0.3	-	-	-	-		0.3
Receive Soy Been Meal U$ dollar
Notional amount	1,454.2	-	-	-	-		1.5

Exchange/Interest rate derivatives	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Duration	0.6	-	-	-	-	-	0.6
Receive U$ dollar Pay Soy
Notional amount	(15,667.2)	-	-	-	-	-	10.5
Duration	0.2	-	-	-	-	-	0.2
Corn Futures
Notional amount (Ton/USD)	(227.4)	-	-	-	-	-	(1.0)
Duration	0.1	-	-	-	-	-	0.1

The table below provides further detail on our foreign currency-denominated assets and liabilities as of the dates indicated below. Further details are provided in note 23.2.1.i to our consolidated financial statements.

	As of December 31,
	2024	2023
	(in thousands of R$)
Cash and cash equivalents	4,276,065	2,970,268
Trade accounts receivable	6,238,093	4,788,635
Trade accounts payable	(1,377,169)	(1,195,133)
Loans and borrowings	(9,726,343)	(8,715,484)
Other assets and liabilities, net	1,570,012	(30,310)
Exposure of assets and liabilities in foreign currencies	980,658	(2,182,024)
Derivative financial instruments (hedge) (1)	(773,197)	2,033,346
Foreign exchange exposure	207,461	(148,678)

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

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188
Monetary Assets and Liabilities	598,540	336,722	74,904	(186,914)	(448,732)
Derivative Instruments - Not designated	76,352	42,953	9,555	(23,843)	(57,242)
Net effect	674,892	379,675	84,459	(210,757)	(505,974)
EUR	4.3200	5.2457	6.1715	7.0972	8.0229
Monetary Assets and Liabilities	(744,824)	(419,017)	(93,211)	232,596	558,403
Derivative Instruments - Not designated	126,977	71,434	15,890	(39,653)	(95,196)
Net effect	(617,847)	(347,583)	(77,321)	192,943	463,207
Japanese Yen	0.0265	0.0322	0.0378	0.0435	0.0492
Monetary Assets and Liabilities	494	278	62	(154)	(370)
Net effect	494	278	62	(154)	(370)
Turkish Lira	0.1175	0.1427	0.1679	0.1931	0.2183
Monetary Assets and Liabilities	(88,065)	(49,543)	(11,021)	27,501	66,023
Net effect	(88,065)	(49,543)	(11,021)	27,501	66,023
Angolan Kwanza	0.0046	0.0055	0.0065	0.0075	0.0085
Monetary Assets and Liabilities	(11,957)	(6,727)	(1,496)	3,734	8,965
Net effect	(11,957)	(6,727)	(1,496)	3,734	8,965
ARS	0.0040	0.0049	0.0058	0.0066	0.0075
Monetary Assets and Liabilities	698	393	87	(219)	(525)
Net effect	698	393	87	(219)	(525)
CLP	0.0042	0.0051	0.0060	0.0069	0.0078
Monetary Assets and Liabilities	(77,355)	(43,534)	(9,713)	24,107	57,928
Derivative Instruments - Not designated	50,918	28,656	6,394	(15,868)	(38,130)
Net effect	(26,437)	(14,878)	(3,319)	8,239	19,798

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate – Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188
Revenue in USD	(2,531,828)	(1,424,336)	(316,844)	790,648	1,898,141
NDF	1,244,027	699,855	155,683	(388,489)	(932,661)
Collar	62,472	62,472	45,231	(291,484)	(846,003)
Net effect	(1,225,329)	(662,009)	(115,930)	110,675	119,477

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188
Cost of Sales	(51,409)	(28,921)	(6,434)	16,054	38,542
NDF	51,409	28,921	6,434	(16,054)	(38,542)
Net effect	-	-	-	-	-

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

The table below presents the notional amounts of our derivative financial instruments under which we have exposure to corn prices:

Exchange/Interest rate derivatives	Short Term	2026	2027	2028	2029	Thereafter	Fair value
Commodities Futures	139,410.3	—	—	—	—	—	139,410.3
Receive Corn Pay U.S. dollar
Notional amount	71,700.8	—	—	—	—	—	71,700.8
Duration	0.7	—	—	—	—	—	0.7
Receive Soy Oil Pay U.S. dollar
Notional amount	11,021.5	—	—	—	—	—	11,021.5
Duration	0.5	—	—	—	—	—	0.5
Receive Corn Pay in reais
Notional amount	56,835.0	—	—	—	—	—	56,835.0
Duration	0.3	—	—	—	—	—	0.3
Receive Soy Oil Pay U.S. dollar
Notional amount	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Receive U.S. dollar Pay Soy
Notional amount	—	—	—	—	—	—	—
Duration	—	—	—	—	—	—	—
Corn Futures
Notional amount (Ton.USD)	(147.0)	—	—	—	—	—	(147.0)
Duration	0.1	—	—	—	—	—	0.1

The table below presents a sensitivity analysis relating to our commodity price risk that considers six scenarios in the next twelve months for the variations in corn, soybean meal and soybean prices (amounts in thousands of reais).

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	255	310	364	419	474
Cost of Sales	(4,187)	(2,093)	-	2,093	4,187
NDF	4,187	2,093	-	(2,093)	(4,187)
Net effect	-	-	-	-	-
Soybean meal - CBOT	248	301	354	407	461
Cost of Sales	3,825	1,912	-	(1,912)	(3,825)
Collar	(2,545)	(632)	-	1,738	3,651
Net effect	1,280	1,280	-	(174)	(174)
Soybean oil - CBOT	629	764	898	1,033	1,168
Cost of Sales	1,617	809	-	(809)	(1,617)
NDF	(1,617)	(809)	-	809	1,617
Net effect	-	-	-	-	-
Corn - CBOT	123	150	176	203	229
Cost of Sales	9,036	4,518	-	(4,518)	(9,036)
Collar	(6,117)	(1,888)	-	2,964	7,192
NDF	(766)	(383)	-	383	766
Net effect	2,153	2,247	-	(1,171)	(1,078)
Corn – B3	822	998	1,174	1,351	1,527
Cost of Sales	(51,225)	(25,613)	-	25,613	51,225
Collar	(14,600)	(4,316)	-	4,454	14,298
Future	70,609	35,305	-	(35,305)	(70,609)
Net effect	4,784	5,376	-	(5,238)	(5,086)

Item	12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table sets for the fees and charges that a holder of ADRs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of November 14, 2011 (the “Deposit Agreement”), with The Bank of New York Mellon, as depositary (the “Depositary”), in connection with our ADR program:

Fees and Reimbursement Provisions

Rates and Fees	Service
1. US$5.00 (or less) per 100 AMERICAN DEPOSITARY SHARES (“ADSs”) (OR PORTION THEREOF)	Issuance of ADSs, including issuances resulting from a distribution of shares, rights or other property; and Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates.
2. US$0.02 (or less) per ADS (OR PORTION THEREOF)	Any cash distribution to ADS holders.
3. US$0.02 (or less) per ADSs (OR PORTION THEREOF) per calendar year	Depositary services.
4. A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders.
5. Registration or transfer fees	Transfer and registration of shares on our share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
6. Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement); and Converting foreign currency to U.S. dollars.

7. Taxes and other governmental charges the Depositary or the custodian may have to pay on any adS or share underlying an adS	As necessary.
8. Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary.

The fee and reimbursement provisions described in rows 2, 3 and 8 of the table above may, at the Depositary’s discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions.

For the year ended December 31, 2024, pursuant to a letter agreement between us and The Bank of New York Mellon, they reimbursed us for fees, expenses and related taxes in the gross amount of US$5,871,782.15 or net amount of US$4,110,247.51.

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

As of the end of the period covered by this annual report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. For information about the significance of these entities, see “—B. Management’s Annual Report on Internal Control Over Financial Report.” Based on our management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2024, based on criteria in Internal Control-Integrated Framework, issued by the COSO (2013).

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

C.	Report of the Registered Public Accounting Firm

See “Item 18—Financial Statements.”

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We have not made any significant change in internal controls over financial reporting during the year ended December 31, 2024.

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

Our code of conduct and ethics, called the “Transparency Guide,” as well as further information concerning our corporate governance practices and applicable Brazilian law, is available on our website at www.brf-global.com/wp-content/uploads/2023/05/BRF_Manual_Transp_2020_FINAL1_EN_1.12.pdf. Information on our website is not incorporated by reference in this annual report. Copies of our “Code of Ethics and Conduct” are also available without charge upon request to our Investor Relations Office.

item	16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by the independent auditors responsible for auditing the financial statements included in the annual report, which was Grant Thornton Auditores Independentes Ltda. for the fiscal years ended December 31, 2024 and December 31, 2023. No payments of consultancy fees were made to the independent auditors during 2024 and 2023. The hiring of our auditors for consultancy services is subject to the approval of our Board of Directors and Audit and Integrity Committee and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval also takes into account restrictions on certain services under the Sarbanes-Oxley Act.

Aggregate fees for professional services rendered to us by Grant Thornton Auditores Independentes Ltda. for the years ended December 31, 2024 and 2023, respectively, were:

	Year Ended December 31,
	2024	2023
	(in thousands of reais)
Audit fees(1)	10,273	8,455
Audit-related fees(2)	959	284
Tax fees(3)	—	—
All other fees(3)	—	—
Total fees	11,232	8,740

Audit fees are the fees billed by our independent auditors in connection with the audit of our annual consolidated financial statements, the review of our quarterly financial information, the audit of our internal control over financial reporting and the statutory audits of our foreign subsidiaries.

(2)	Audit-related fees - In 2023, related to comfort letter in the equity offerings process. In 2024, related to comfort letter in the Agribusiness Receivables Certificates offerings process and issuance of an appraisal report for the merger purposes.
(3)	There were no other fees in 2024 or 2023.

item	16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

On May 7, 2024, our board of directors approved a new share buyback program for an aggregate amount of up to 14,000,000 common shares, to be repurchased during an 18-month period ending on October 7, 2025. On August 14, 2024, our board of directors approved the acquisition of up to 17,000,000 additional common shares under the program, on November 13, 2024, an additional 30,000,000 common shares and on February 26, 2025, an additional 15,000,000 common shares. The table below shows the information with respect to our monthly common shares’ purchases in 2024:

Period	(a) Total number of common shares purchased	(b) Average price paid per common share	(c) Total number of common shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
January 1 to January 31, 2024	7,584,700	12.62	7,584,700	6,415,300
February 1 to February 29, 2024	1,134,900	14.59	1,134,900	5,280,400
March 1 to March 31, 2024	1,500,000	15.19	1,500,000	3,780,400
April 1 to April 30, 2024	3,780,400	16.15	3,780,400	0
May 1 to May 31, 2024	7,900,000	18.67	7,900,000	6,100,000
June 1 to June 30, 2024	231,900	19.94	231,900	5,868,100
July 1 to July 31, 2024	3,454,300	21.96	3,454,300	2,413,800
August 1 to August 31, 2024	13,976,600	24.69	13,976,600	5,437,200
September 1 to September 30, 2024	2,950,000	25.40	2,950,000	2,487,200
October 1 to October 31, 2024	-	-	-	2,487,200
November 1 to November 30, 2024	11,774,700	24.78	11,774,700	20,712,500
December 1 to December 31, 2024	5,547,700	27.45	5,547,700	15,164,800

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

We adopt a Policy on Disclosure of Material Acts or Facts and Trading in Securities, or our Trading Policy, which sets forth the rules and procedures that must be observed and applied by us and related persons in the disclosure of information and trading of securities issued by us, in order to prevent the improper use of privileged information and ensure the regular and transparent trading of our securities, in compliance with applicable insider trading laws, rules and regulations (including B3 listing standards).

This policy is meant to supplement, and not replace, the Code of Conduct and sets forth additional requirements. A copy of an English translation of our Trading Policy is filed as Exhibit 11.01 to this annual report and can also be found at our website at https://ri.brf-global.com/en/corporate-governance/bylaws-and-policies/. The reference to our website is for informational purposes only and the contents thereof are not incorporated by reference into this annual report.

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

Additionally, we have a Cybersecurity Executive Committee, which is formed by members of the cybersecurity department as well as executive managers from the Risk Management, Internal Controls and Controllership Global Office, including (i) the executive manager responsible for planning and executing cybersecurity and IT governance strategies, who has approximately sixteen years of experience in this field within our Company and has obtained a specialization in network management and system security as well as many certifications in this area, including Information Security Officer, ISO 27001, COBIT, ASM, ITIL and CLOUDF; and (ii) our Digital Transformation Director who has been dedicated to the technology area for the last thirty-five years within our Company. The Cybersecurity Executive Committee meets once every quarter to discuss cybersecurity risk indicators gathered, as discussed in “—Key Management and Strategy” below.

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

The following are filed as exhibits hereto:

Exhibit Number	Description
1.01	Amended and Restated Bylaws of the Registrant, approved at the ordinary and extraordinary general shareholders’ meeting held on March 28, 2024 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on March 29, 2024, SEC File No. 001-15148).
2.01	Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F (File No. 001-15148 filed with the SEC on April 18, 2024).
2.02	Form of Deposit Agreement among BRF S.A. (Perdigão S.A.), The Bank of New York Mellon, as depositary, and the owners and beneficial owners of American Depositary Shares, as amended and restated as of November 2, 2011 (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File No. 333-177676).
2.03	Form of American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 1 to the Registration Statement on Form F-6, filed on November 2, 2011, SEC File 333-177676).
4.01	Stock Options Grant Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K filed on April 28, 2020, SEC File No. 001-15148).
4.02	Restricted Stocks Plan of BRF S.A., approved at the ordinary and extraordinary general shareholders’ meeting held on April 27, 2021 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on April 28, 2021, SEC File No. 001-15148).
4.03	Management Compensation Policy of the Registrant, approved at the ordinary meeting of the board of directors held on November 26, 2020 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on December 14, 2020, SEC File No. 001-15148).
8.01*	List of Subsidiaries of the Registrant.
11.01*	English translation of Policy on Disclosure of Material Information and Trading in Securities.
12.01*	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.01**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.02**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed on February 29, 2024, SEC File No. 001-15148).
101	eXtensible Business Reporting Language (XBRL).

*	Filed herewith
**	Furnished herewith. This certification will not be deemed “filed” for purposes of Section 18 of the Exchange Act (15 U.S.C. §78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, BRF S.A., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, in the state of São Paulo, Brazil, on April 30, 2025.

BRF S.A.

By: /s/Miguel de Souza Gularte

Name: Miguel de Souza Gularte

Title: Chief Executive Officer

By: /s/Fabio Luis Mendes Mariano

Name: Fabio Luis Mendes Mariano

Title: Chief Financial and Investor Relations Officer

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements:

Independent Auditors’ Report on Individual and Consolidated Financial Statements (Grant Thornton Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 5270)	R-1
Independent Auditors’ Report on Internal Control Over Financial Reporting (Grant Thornton Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 5270)	R-4
Report of Independent Registered Public Accounting Firm (KPMG Auditores Independentes Ltda., São Paulo, Brazil, Auditor Firm ID: 1124)	R-6
Consolidated Statements of Financial Position as of December 31, 2024 and 2023	F-1
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2024 and 2023	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024 and 2023	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024 and 2023	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023	F-9
Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

BRF S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BRF S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, referred to as “the consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in the 2013 Internal Control – Integrated Framework issued by COSO.

We have also audited the adjustments to the 2022 consolidated financial statements to retrospectively apply a change in accounting, as described in Note 24. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill and indefinite-lived intangible assets

As described further in note 14 to the financial statements, goodwill and indefinite-lived intangible assets are tested by the Company’s management for impairment at least annually, or more frequently if events or circumstances indicate potential impairment. Goodwill and indefinite-lived intangible assets are tested for impairment at the cash-generating unit level. For the annual impairment testing, management decided to prepare quantitative impairment analyses for all cash-generating units. The Company engaged an internal valuation specialist for the estimation of the fair values of these cash-generating units. Management estimates the fair values of cash-generating units using the income approach. We identified the estimation of the fair values of cash-generating units with aggregate carrying values of intangible assets of R$5.7 billion, as a critical audit matter.

The principal consideration for our determination that the estimation of the fair values of these cash-generating units is a critical audit matter is that there was high estimation uncertainty due to significant judgments with respect to assumptions used to project the future cash flows, including revenue growth rates, commodity costs, discount rate, inflation projection, economic growth, among others, and the valuation methodologies applied by internal valuation specialist.

Our audit procedures related to the estimation of the fair value of the cash-generating units included the following, among others. We tested the effectiveness of internal controls relating to management’s review of the assumptions used to project future cash flows, the selection of appropriate discount rates, and the valuation methodologies applied by the internal valuation specialist. In addition to testing the effectiveness of controls, we also performed the following:

R-2

•	Utilizing our internal valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the model and performing sensitivity analysis over the significant assumptions used in management’s assessment;
•	Discussion with management about the business plan and testing the significant judgments and estimates utilized in the models, which included comparing management’s judgments and estimates to historical, industry and market data;
•	Tested the completeness and accuracy of underlying data used in the estimate;
•	Assessment of the adequacy of the Company's disclosures regarding certain sensitive assumptions used in the impairment test, that is, those with a significant effect on determining the recoverable amount of the assets subject to the impairment test; and
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Recoverability of the deferred tax asset

As described further in note 10 to the financial statements, as of December 31, 2024 the Company has recorded balances of deferred income tax and social contribution assets substantially related to tax losses carryforwards and temporary differences. These balances were recorded based on studies prepared by management that contain projections of future taxable income. We identified the estimation of the recoverability of the deferred tax asset of R$2.3 billion as a critical audit matter.

The principal consideration for our determination that the estimation of the recoverability of the deferred tax asset is a critical audit matter is that there was high estimation uncertainty due to significant judgments with respect to assumptions used to project the future taxable income. The annual study of the recoverability of such assets involves, among others, the use of critical judgments that imply subjectivity in relation to taxable income projections and may differ from the actual data and amounts realized.

Our audit procedures related to the estimation of the recoverability of the deferred tax asset included the following, among others. We tested the effectiveness of internal controls relating to the estimate of future taxable income to support the recoverability of deferred income tax and social contribution assets. In addition to testing the effectiveness of controls, we also performed the following:

•	Utilizing our internal valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the Company’s forecast of future taxable income;
•	Discussion with management about the studies on taxable estimation income and challenge of the assumptions used by management to corroborate if there were assumptions not consistent and/or that required review;
•	Involvement of our internal professionals specialized in income taxes to evaluate and revise the calculation bases of tax losses carryforwards, and analyze its compliance with tax legislation, as well as temporary differences used by the Company, comparing them with the corresponding tax records;
•	Evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor since 2023.

São Paulo, Brazil

April 30, 2025

R-3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BRF S.A.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 24, the accompanying consolidated statement of income (loss), comprehensive income (loss), changes in equity and cash flows of BRF S.A. and its subsidiaries (the “Company”) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the effects of the adjustments discussed in Note 24 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 24, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 24 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

São Paulo, Brazil
April 28, 2023

R-4

Consolidated Financial Statements

Years ended December 31, 2024 and 2023

F-1

Índex

F-2

Consolidated Statements of Financial Position

ASSETS	Note	12.31.24	12.31.23
CURRENT ASSETS
Cash and cash equivalents	4	11,165,364	9,264,664
Marketable securities	5	894,080	447,878
Trade receivables	6	6,075,013	4,766,071
Notes receivable	6	32,302	64,731
Inventories	7	6,728,002	6,628,890
Biological assets	8	2,844,633	2,702,164
Recoverable taxes	9	2,214,186	1,517,548
Derivative financial instruments	23	63,033	109,222
Prepaid expenses		176,290	166,230
Advances		114,469	123,319
Restricted cash		276,025	13,814
Assets held for sale		3,445	7,204
Other current assets		243,643	142,527
Total current assets		30,830,485	25,954,262

NON-CURRENT ASSETS
LONG-TERM RECEIVALBLES
Marketable securities	5	323,811	319,995
Trade receivables	6	22,620	5,897
Notes receivable	6	8,035	1,530
Recoverable taxes	9	4,545,446	5,000,740
Deferred income taxes	10	2,331,012	2,113,108
Judicial deposits	11	422,333	415,718
Biological assets	8	1,787,237	1,858,316
Derivative financial instruments	23	251,570	529,830
Restricted cash		60,790	72,395
Other non-current assets		221,014	153,052
Total long-term receivables		9,973,868	10,470,581

Investments	12	129,283	97,895
Property, plant and equipment	13	15,068,229	14,608,914
Intangible assets	14	6,673,211	6,140,438

Total non-current assets		31,844,591	31,317,828
TOTAL ASSETS		62,675,076	57,272,090

LIABILITIES	Note	12.31.24	12.31.23
CURRENT LIABILITIES
Loans and borrowings	15	1,230,273	2,451,838
Trade accounts payable	16	13,558,284	12,592,006
Lease	17.2	1,014,813	944,326
Payroll, related charges and employee profit sharing		1,557,051	984,457
Taxes payable		1,141,951	585,129
Derivative financial instruments	23	382,976	76,940
Provision for tax, civil and labor risks	20	692,650	720,187
Employee benefits	19.2	95,276	86,423
Customer advances		475,650	290,279
Other current liabilities		671,653	658,763

Total current liabilities		20,820,577	19,390,348

NON-CURRENT LIABILITIES
Loans and borrowings	15	19,510,275	17,643,710
Trade accounts payable	16	11,766	422
Lease	17.2	2,978,116	2,777,521
Taxes payable		77,854	90,669
Provision for tax, civil and labor risks	20	1,539,464	482,983
Deferred income taxes	10	1,933	60,125
Liabilities with related parties	28	-	-
Employee benefits	19.2	467,127	454,398
Derivative financial instruments	23	236,206	59,819
Other non-current liabilities		532,554	668,439

Total non-current liabilities		25,355,295	22,238,086

EQUITY	21
Capital		13,349,156	13,349,156
Capital reserves		2,763,364	2,763,364
Profit reserves		2,079,253	-
Other equity transactions		(141,608)	(70,106)
Treasury shares		(1,345,657)	(96,145)
Other comprehensive loss		(1,618,857)	(1,022,841)
Attributable to controlling shareholders		15,085,651	14,923,428
Non-controlling interests		1,413,553	720,228
Total equity		16,499,204	15,643,656
TOTAL LIABILITIES AND EQUITY		62,675,076	57,272,090

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

Consolidated Statements of Income (Loss)

	Note	12.31.24	12.31.23	12.31.22
CONTINUING OPERATIONS
NET SALES	25	61,379,038	53,615,440	53,805,028
Cost of sales	26	(45,543,222)	(44,781,739)	(45,672,376)
GROSS PROFIT		15,835,816	8,833,701	8,132,652
OPERATING INCOME (EXPENSES)
Selling expenses	26	(8,082,662)	(7,454,163)	(7,067,148)
General and administrative expenses	26	(953,059)	(757,836)	(644,827)
Impairment loss on trade receivables	6; 26	(28,817)	(32,809)	(12,772)
Other operating income (expenses), net	26	82,783	250,512	(545,270)
Income from associates and joint ventures	12	(13,675)	(3,264)	1,076
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		6,840,386	836,141	(136,289)
Financial income		1,225,792	1,202,520	1,082,935
Financial expenses		(3,645,839)	(4,136,312)	(3,585,765)
Foreign exchange and monetary variations		629,534	112,945	(165,925)
FINANCIAL INCOME (EXPENSES), NET	27	(1,790,513)	(2,820,847)	(2,668,755)
INCOME (LOSS) BEFORE TAXES		5,049,873	(1,984,706)	(2,805,044)
Income taxes	10	(1,357,969)	115,854	(285,634)
INCOME (LOSS) FROM CONTINUING OPERATIONS		3,691,904	(1,868,852)	(3,090,678)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS		-		(50,948)
INCOME (LOSS) FOR THE YEAR		3,691,904	(1,868,852)	(3,141,626)

Income (Loss) From Continuing Operations Attributable to
Controlling shareholders		3,213,274	(2,028,559)	(3,115,455)
Non-controlling interest		478,630	159,707	24,777
		3,691,904	(1,868,852)	(3,090,678)
Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	-	(50,948)
Non-controlling interest		-	-	-
				(50,948)

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,653,093,656	1,360,268,402	1,052,606,000
Income (loss) per share - basic	22	1.94379	(1.49129)	(2.95975)
Weighted average shares outstanding - diluted		1,655,501,136	1,360,268,402	1,052,606,000
Income (loss) per share - diluted	22	1.94097	(1.49129)	(2.95975)

INCOME (LOSS) PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		1,653,093,656	1,360,268,402	1,052,606,000
Income (loss) per share - basic	22	-	-	(0.04840)
Weighted average shares outstanding - diluted		1,655,501,136	1,360,268,402	1,052,606,000
Income (loss) per share - diluted	22	-	-	(0.04840)

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

Consolidated Statements of Comprehensive Income (Loss)

	Note	12.31.24	12.31.23	12.31.22
Income (loss) for the year		3,691,904	(1,868,852)	(3,141,626)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		348,503	(309,065)	96,523
Gain (loss) on net investment hedge (1)		(339,101)	145,328	87,929
Cash flow hedges – effective portion of changes in fair value (1)		(549,182)	130,600	49,292
Cash flow hedges – reclassified to profit or loss	23	236,988	242,776	226,290
Debt investments measured at FVTOCI (1) - changes in fair value	5	(46,529)	-	-
Items that are or may be reclassified subsequently to profit or loss		(349,321)	209,639	460,034
Actuarial gains (losses) on pension and post-employment plans (1)	19.2	(19,763)	(42,225)	44,725
Items that will not be reclassified to profit or loss		(19,763)	(42,225)	44,725
Comprehensive income (loss) for the year		3,322,820	(1,701,438)	(2,636,867)
Attributable to
Controlling shareholders		2,629,236	(1,681,122)	(2,691,426)
Non-controlling interest		693,584	(20,316)	54,559
		3,322,820	(1,701,438)	(2,636,867)
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

Consolidated Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Monetary correction by Hyperinflation	-	-	-	-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gain on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-	-	-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
(1)	All changes in Other Comprehensive Income are presented net of deferred income taxes, when applicable, which are disclosed in note 10.

	Attributed to controlling shareholders
					Income reserves					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Legal reserve	Reserve for capital increases	Reserve for expansion	Reserve for tax incentives	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	-	-	-	-	(1,024,897)	-	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	(169,326)	-	-	-	-	(169,326)	(139,739)	(309,065)
Gains on net investment hedge	-	-	-	-					145,328	-	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(23,998)	-	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares	600,000	4,800,000		-	-	-	-	-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(86,759)	-		-		-	-	-	-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-					-		-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-		-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve	-	(4,375,112)		-	-		-	-	-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	-	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	-	-	-	-	(1,048,895)	-	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	-	-	-	-	122,951	-	-	-	-	122,951	225,552	348,503
Loss on net investment hedge	-	-	-	-					(339,101)	-	-	-	-	(339,101)	-	(339,101)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	-	-	-	-	(312,532)	-	-	(312,532)	338	(312,194)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	-	-	-	-	(8,827)	-	(8,827)	(10,936)	(19,763)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-		-	-	(46,529)	-	-	-	(46,529)	-	(46,529)
Income for the year	-	-	-	-	-	-	-	-	-	-	-	-	3,213,274	3,213,274	478,630	3,691,904
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	-				(216,150)	(46,529)	(312,532)	(8,827)	3,213,274	2,629,236	693,584	3,322,820
Employee benefits remeasurement - defined benefit	-	-	-	-					-	-	-	(11,978)	11,978	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(259)	(259)
Interest on shareholders' equity - R$0.69325 per outstanding share at the end of exercise	-	-		-	-	-	-	-	-	-	-	-	(1,145,999)	(1,145,999)	-	(1,145,999)
Legal reserve	-	-		-	160,664	-	-	-	-	-	-	-	(160,664)	-	-	-
Reserve for expansion	-	-		-	-	-	796,275	-	-	-	-	-	(796,275)	-	-	-
Reserve for capital increases	-	-		-	-	482,573	-	-	-	-	-	-	(482,573)	-	-	-
Reserve for tax incentives	-	-		-	-	-	-	639,741	-	-	-	-	(639,741)	-	-	-
Share-based payments	-	-	(71,502)	38,730	-	-	-	-	-	-	-	-	-	(32,772)	-	(32,772)
Acquisition of treasury shares	-	-	-	(1,288,242)	-	-	-	-	-	-	-	-	-	(1,288,242)	-	(1,288,242)
BALANCES AT DECEMBER 31, 2024	13,349,156	2,763,364	(141,608)	(1,345,657)	160,664	482,573	796,275	639,741	(1,265,045)	(46,529)	(246,963)	(60,320)	-	15,085,651	1,413,553	16,499,204
(1)	All changes in Other Comprehensive Income are presented net of deferred income taxes, when applicable, which are disclosed in note 10.
(2)	FVTOCI: Fair Value through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais).

Consolidated Statements of Cash Flows

	12.31.24	12.31.23	12.31.22
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	3,691,904	(1,868,852)	(3,090,678)
Adjustments for:
Depreciation and amortization	2,006,113	1,834,232	1,777,703
Depreciation and depletion of biological assets	1,518,391	1,390,550	1,214,002
Result on disposal of property, plant and equipments, investment and intangible	(163,983)	(63,229)	3,985
Provision for tax, civil and labor risks	1,349,026	271,063	341,038
Income from investments under the equity method	13,675	3,264	(1,076)
Financial results, net	1,790,513	2,820,850	2,668,755
Deferred income tax	8,180	(244,172)	208,060
Other	808,446	(159,748)	561,060
	11,022,265	3,983,958	3,682,849
Changes in assets and liabilities:
Trade accounts and notes receivables	(14,552)	(606,550)	(144,597)
Inventories	545,882	1,961,810	712,913
Biological assets - current	(134,427)	385,027	(296,934)
Trade accounts payable	(1,155,516)	(3,295,127)	(1,366,667)
Cash generated by operating activities	10,263,652	2,429,118	2,587,564

Redemptions (investments) in securities at FVTPL (1)	272,942	18,768	4,093
Interest received	923,798	455,827	281,989
Dividends and interest on shareholders' equity received	-	(851)
Payment of tax, civil and labor provisions	(260,967)	(397,872)	(292,385)
Derivative financial instruments	(154,476)	(237,773)	(1,191,475)
Other operating assets and liabilities	(268,207)	1,672,180	486,598
Net cash provided by operating activities	10,776,742	3,939,397	1,876,384

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	36,425	(60,711)	1,111
Investments in securities at FVTOCI (2)	(886,751)	-	-
Redemption of restricted cash	(258,484)	12,851	(2,074)
Additions to property, plant and equipment	(809,765)	(791,817)	(1,452,733)
Additions to biological assets - non-current	(1,454,225)	(1,457,174)	(1,387,669)
Proceeds from disposals of property, plant, equipments and investment	78,339	167,704	62,545
Additions to intangible	(158,945)	(167,601)	(228,734)
Business combination, net of cash	-	-	(158,348)
Capital increase in affiliates	(45,173)	(768)	(92,885)
Capital increase in subsidiaries	-	183,672	-
Net cash used in investing activities	(3,498,579)	(2,113,844)	(3,258,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	2,344,762	3,836,483	3,392,613
Repayment of debt	(3,986,019)	(6,889,936)	(3,984,422)
Payment of interest	(1,676,827)	(1,679,825)	(1,518,301)
Payment of interest derivatives - fair value hedge	(110,041)	(699,345)	(252,662)
Capital increase through issuance of shares	-	5,313,241	5,275,444
Treasury shares acquisition	(1,288,242)	-	-
Dividends and interests on shareholders' equity paid	(1,144,453)	-	-
Acquisition of non-controlling interests	-	-	(7,288)
Payment of lease liabilities	(866,492)	(742,455)	(649,846)
Net cash provided (used in) financing activities	(6,727,312)	(861,837)	2,255,538

Effect of exchange rate variation on cash and cash equivalents	1,349,849	170,019	(271,026)
Net increase (decrease) in cash and cash equivalents	1,900,700	1,133,735	602,109
Balance at the beginning of the year	9,264,664	8,130,929	7,528,820
Balance at the end of the year	11,165,364	9,264,664	8,130,929
(1)	FVTPL: Fair Value through Profit or Loss.
(2)	FVTOCI: Fair Value through Other Comprehensive Income.

The accompanying notes are an integral part of the financial statements.
(In thousands of Brazilian Reais)

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in São Paulo city.

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

1.1.	Equity interest

				% equity interest
Entity		Main activity	Country	12.31.24	12.31.23
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
MBR Investimentos Ltda.	(f)	Holding, management of companies and assets	Brazil	100.00	100.00
Sadia Alimentos S.A.U.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.	(g)	Import and commercialization of products	Uruguay	100.00	100.00
Vip S.A. Empreendimentos e Participações Imobiliárias	(f)	Commercialization of owned real state	Brazil	-	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE (1)	100.00	100.00
Badi Ltd.		Holding	UAE (1)	100.00	100.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	-	100.00
BRF Arabia Holding Company JCS		Holding	Saudi Arabia	70.00	70.00
BRF Arabia Food Industry Ltd.	(l)	Preparation and preservation of meat, fish, crustaceans and mollusks and production of oils and animal and plant based fats	Saudi Arabia	100.00	-
BRF Foods GmbH	(h)	Industrialization, import and commercialization of products	Austria	100.00	100.00
BRF Foods LLC	(h)	Industrialization, import and commercialization of products	UAE (1)	100.00	-
BRF Foods LLC	(d)	Import, industrialization and commercialization of products	Russia	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Supply Management Co.	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Buenos Aires Fortune S.A.	(e)	Holding	Argentina	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Eclipse Latam Holdings	(k)	Holding	Spain	-	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE (1)	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.	(m)	Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.	(m)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Nutrinvestments BV	(j)	Holding	The Netherlands	-	100.00
One Foods Holdings Ltd.		Holding	UAE (1)	100.00	100.00
Perdigão Europe Lda.	(i)	Import, export of products and administrative services	Portugal	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
PSA Laboratório Veterinário Ltda.	(f)	Veterinary activities	Brazil	-	100.00
Sadia Chile SpA		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00
PR-SAD Administração de Bem Próprio S.A.		Management of assets	Brazil	33.33	33.33
(1)	UAE – United Arab Emirates
(a)	On September 09, 2024, the subsidiary Banvit Enerji ve Elektric Üretim Ltd. Sti. was dissolved.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliated with a subsidiary of Auren Energia S.A., whose economic stake is 24% (note 12). On October 9, 2024 a share capital increase was approved in the total amount of R$94,221, of which R$22,613 by BRF S.A. And on December 11, 2024. a share capital increase was approved in the total amount of R$94,000, of which R$22,560 by BRF S.A.
(d)	On January 15, 2024, the subsidiary BRF Foods LLC (Russia) was dissolved.

(e)	On March 19, 2024, the subsidiary Buenos Aires Fortune S.A. was dissolved.
(f)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged into BRF S.A. and the indirect subsidiary BRF Investimentos Ltda. became direct subsidiary of the BRF S.A. On December 23, 2024, the name of BRF Investimentos Ltda. became MBR Investimentos Ltda.
(g)	On March 31, 2024, the share capital of the subsidiary Sadia Uruguay S.A. was reduced by UYU 415,000 (R$55,365), and on June 17, 24 there was a further capital reduction of UYU 415,000 (R$58,515).
(h)	The BRF Foods GmbH, an Austrian company, had a subsidiary in the United Arab Emirates, which on April 05, 24 was converted into a limited company called BRF Foods LLC (UAE). On February 01, 2025, this subsidiary was merged into BRF GmbH.
(i)	On April 29, 2024, the subsidiary Perdigão Europe Lda. was dissolved.
(j)	On July 19, 2024, the subsidiary Nutrinvestments BV was dissolved.
(k)	On November 08, 2024, the subsidiary Eclipse Latam Holdings was dissolved.
(l)	On November 28, 2024, the company BRF Arabia Food Industry Ltd. was incorporated, a wholly owned subsidiary of the company BRF Arabia Holding Company JCS.
(m)	On January 02, 2025, the subsidiaries Hercosul Alimentos Ltda. and Hercosul Distribuição Ltda. were merged into Mogiana Alimentos S.A.

Location of Subsidiaries and Affiliates

1.2.	Climate events in Rio Grande do Sul

On May 1st, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events causing material and environmental damage, with the destruction of homes, roads and bridges, as well as the compromise of the functioning of local and regional public and private institutions and the closure of public roads.

The Company was affected by total and partial shutdowns in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations.

Due to these weather events, the Company incurred losses and additional expenses, mainly related to the agricultural and industrial production process, structural and equipment repairs and expenses with donations, which are presented in the financial statements, net of partial advances, under the following items:

F-12

12.31.24
Cost of sales	(104,418)
Selling expenses	(3,774)
General and administrative expenses	(4,509)
(112,701)

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Rio Grande do Sul.

1.3.	Incident at the plant in Carambeí - PR

On August 1st, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. In the same month, the Company was able to gradually resume operations at the unit.

Due to the fire, the Company recognized in its income statement for the period expenses mainly related to losses in the production process, expenses for structural and equipment repairs, as well as partial reimbursement of the loss, generating a practically neutral impact up to the date of approval of these financial statements.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Carambeí - PR.

1.4.	Acquisition of stake in Addoha Poultry Company

On October 31, 2024, BRF Arabia Holding Company (“BRF Arabia”), joint venture 70% owned by BRF and 30% by Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund da Arabia Saudita (“PIF”), has entered into a binding agreement to acquire 26% da Addoha Poultry Company, a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia.

The transaction has a total value of SAR316,200 equivalent to R$511,105, of which SAR216,200 equivalent to R$349,466 will be paid into Addoha. On January 14, 2025, a shareholders' agreement was signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company's management and allowing the know-how of BRF and HPDC to contribute to maximizing synergies between the entities.

On the same date the company completed the acquisition, Addoha being an associate of BRF, which will have its investment accounted for using the equity method.

1.5.	Acquisition of processed foods factory in Henan Province in China

On November 20, 2024, BRF GmbH, a wholly owned subsidiary of the Company, has signed a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a U.S.-based company specializing in food processing, to acquire a processed foods factory in Henan Province, China.

The total value of the transaction is U$44,986 equivalent to R$253,995. The Factory has two food processing lines with an annual capacity of 28,000 tons and the potential to expand to two additional lines.

On April 30, 2025, the operation was closed. The acquisition consolidates the Company's presence in the Chinese market and its ability to serve customers in the region.

1.6.	Term sheet Gelprime

On December 17, 2024, MBR Investimentos Ltda., a company controlled by BRF, has signed a term sheet with the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holding Ltda., holders of 100% (one hundred percent) of the capital stock of Gelprime Indústria e Comércio de Produtos Alimentos Ltda. ("Gelprime"), a company that produces, sells and distributes gelatin and collagen through the processing of animal origin raw material.

The Term Sheet establishes the main terms and conditions for the acquisition, by MBR, of 50% of Gelprime capital stock ("Acquisition") for the value of R$ 312,500, subject to possible adjustment.

On March 14, 2025, the Company advanced the amount of R$60,000 to the sellers using the resource coming from an advance for the future capital increase in the same amount made by its parent company BRF S.A.

The closing of the transaction is subject to the negotiation and execution of the definitive documents and the approval by the Brazilian antitrust authorities.

1.7.	Acquisition of stake in joint venture PlantPlus Foods, LLC.

On November 7, 2009, Marfrig Global Foods (“Marfrig”) and Archer-Daniels-Midland Company (“ADM”) mutually agreed to dissolve their partnership through a joint venture called PlantPlus Foods, LLC (“PlantPlus LLC”) located in the United States, in which Marfrig held a 70% stake, responsible for the operation, production and distribution of the products, and ADM held a 30% stake, through the supply of ingredients and technical know-how for the development of plant-based products.

Considering that ADM expressed an interest in discontinuing its participation in the joint venture and the existence of synergies between PlantPlus LLC's product portfolio and BRF's, the Company took over ADM's 30% stake in PlantPlus LLC and 0.10% in PlantPlus Foods Brasil Ltda., with no cash disbursement to BRF, nor assumption of obligations.

The operation was approved without reservations by the Administrative Council for Economic Defense (“CADE”) and, on January 23, 2025, the transfer of the shares of Plant Plus LLC from ADM to BRF was completed.

The investment in the joint venture PlantPlus LLC will be accounted for using the equity method.

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

The Company prepared Consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, to clarify and complement the accounting basis adopted.

3.	Material Accounting Policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent for all years presented.

3.1.	Consolidation

The Consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns and has the power to influence such subsidiaries.

The financial information of the subsidiaries was prepared using the same accounting policies.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

Except for the associates PR-SAD Administração de Bem Próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table in note 1.1. were consolidated.

3.2.	Functional currency and foreign currency

The financial statements are presented in Reais (R$), which is the Company's functional and presentation currency.

For transactions in foreign currency, non-monetary assets and liabilities, as well as income and expenses, are translated at the historical rate of the transaction, monetary assets and liabilities are translated at the exchange rate at the end of the year, and the cumulative effects of gains or losses on the translation of monetary items are recorded directly in the income statement for the year.

The Statements of Income (Loss) and the Statements of Cash Flows of subsidiaries with a functional currency other than the Parent Company are translated into Reais at the exchange rate obtained by averaging the daily rates for each month, assets and liabilities are translated at the exchange rate at the end of the year and other equity items are translated at the historical transaction rate. All exchange differences are recorded in Other Comprehensive Income.

The main exchange rates used by the Company to translate the financial information of subsidiaries with a currency different from the Parent Company's functional currency were as follows:

Currency	Final rate	Average rate
U.S. Dollars ("USD")	6.1923	6.0970
Euro ("EUR")	6.4363	6.3834
Turkish Liras ("TRY")	0.1751	0.1743
Argentinian Peso ("ARS")	0.0060	0.0060
Saudi Arabian Riyal ("SAR")	1.6489	1.6233
United Arab Emirates Dirhan ("AED")	1.6861	1.6601

3.3.	Hyperinflationary economies

The Company has subsidiaries in countries considered to be hyperinflationary economies, currently Turkey and Argentina, which are subject to the requirements of IAS 29 - Accounting in Hyperinflationary Economies. The following practices have been adopted for these subsidiaries: non-monetary assets and liabilities, shareholders' equity and the income statement are adjusted for the change in the general purchasing power of the currency by applying a general price index. The balances of these subsidiaries were translated into the presentation currency at the exchange rate in force at the end of the year, both for equity and income items.

For new cases, when an economy becomes hyperinflationary, the correction of the balance sheet balances up to the previous year of the subsidiary in which it is located in this economy is recorded under the heading of accumulated profits and losses, since the functional currency of the Parent Company is not the currency of a hyperinflationary economy.

3.3.1. Turkey

The inflation in the year ended December 31, 2024, was 44.4% (65.0% for the year ended on December 31, 2023). In the Consolidated financial information for the year ended December 31, 2024, the inflation adjustment affected the Income before financial results and income taxes in R$(102,540) (R$(306,213) for the year ended on December 31, 2023), and revenue was calculated which impacted Financial Result by R$341,052 (R$560,665 for the year ended December 31, 2023) and Net Profit by R$234,975 (R$210,603 in the same period of the previous year).

3.4.2. Argentina

Inflation in the year ended on December 31, 2024, was 117.8% (211.4% for the year ended on December 31, 2023). In the Consolidated financial information for the year ended December 31, 2024, the inflation adjustment impacted the Income before Financial Results in the amount of R$(502) (R$1,474 for the year ended December 31, 2023), Financial Result by R$(6,420) (R$(11,961) for the year ended December 31, 2023) and Net Profit (Loss) by R$(10,132) (R$(12,089) for the year ended December 31, 2023).

3.4.	Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Note	Accounting judgments, estimates and assumptions
17	Determination or change of the probability of exercise of a renewal option or anticipated termination of the lease agreements
14	Determination of recoverable amount non-financial assets. Main assumptions: discount and growth rates
6 e 23	Determination of loss rate in the measurement of expected credit losses
8	Determination of fair value of biological assets due to significant unobservable inputs
13 and 14	Reduction factor on technical useful lives such as deterioration, obsolescence and influence of external factors when determining the useful lives of property, plant, equipment and intangible assets with definite useful life
19	Actuarial assumptions on measurement of employee benefits liabilities
20	Assessment of the loss probability and liability measurement on provision for tax, civil and labor risks

3.5.	Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.6.	Employee and management profit sharing

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

3.7.	Standards issued but not yet effective

The following amendments to standards have been issued by IASB but are not effective for the 2024 year:

• Amendments to IAS 28 - Investments in Associates, Subsidiaries and Joint Ventures and ICPC 09 - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method - Implementation on January 1, 2025;

• Amendments to IAS 21, - Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and Amendments to IAS 21 (previous version) - Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and IFRS 1 - Initial Adoption of International Accounting Standards - Implementation on January 1, 2025;

• Technical Guidance OCPC 10: Carbon Credits (tCO2e), Emission Allowances and Decarbonization Credits (CBIO) - Implementation on January 1, 2025.

• IAS 12 – International Tax Reform – In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released the rules of the Pillar Two model for international tax reform, which apply to multinational groups with consolidated revenues of €750 million or more in at least two of the last four fiscal years.

Multinational economic groups within the scope of these rules will have to calculate their effective tax rate in each country where they operate, arriving at an effective tax rate for the jurisdiction.

When the effective tax rate in the jurisdiction where the group operates is lower than the minimum rate set at 15%, the multinational group will have to pay a supplementary amount of tax on its profit, referring to the difference between this rate and the effective tax rate in the jurisdiction where the group operates.

Since 2024, the Company has been subject to the OECD's Pillar Two model rules in Austria, South Africa, the Netherlands, the United Kingdom and Turkey, with no significant impacts for these jurisdictions.

At the same time, Brazil published Provisional Measure 1.262, Normative Instruction 2.228/24 and Law 15.079/24, which instituted the Qualified Domestic Minimum Top-Up Tax (QDMTT) in the form of Additional CSLL, effective from 01.01.25, characterizing a partial adoption of the Pillar Two rules;

• CVM Resolution No. 193/23, as amended by CVM Resolution No. 219/24 - Provides for the preparation and disclosure of financial information reports related to sustainability, based on the international standard issued by the International Sustainability Standards Board (“ISSB”) - Implementation on January 1, 2026;

• Amendments to IFRS 18: Presentation and Disclosure in Financial Statements - Implementation on January 1, 2027;

• Amendments to IFRS 19: Subsidiaries without Public Liability: Disclosures - Implementation on January 1, 2027.

4.	Cash and Cash Equivalents

	Average interest rate (1)	12.31.24	12.31.23
Cash and bank accounts (4)
Brazilian reais	-	296,529	160,310
Saudi riyal	-	256,879	307,151
U.S. dollar	-	630,990	768,868
Euro	-	16,995	24,506
Turkish lira	-	6,348	93,641
Other currencies	-	170,621	252,781
		1,378,362	1,607,257
Cash equivalents (4)
In Brazilian reais
Investment funds	12.15%	4,727	4,676
Offshore note (3)	11.18%	1,501,608	-
Bank deposit certificates	12.16%	3,716,958	4,876,861
		5,223,293	4,881,537
In U.S. Dollar
Term deposit	5.22%	2,721,270	2,069,531
Overnight	-	1,582	17,570
Other currencies
Term deposit (Saudi riyal)	5.42%	959,103	612,110
Term deposit (2)		881,754	76,659
		4,563,709	2,775,870
		11,165,364	9,264,664
(1)	Weighted average annual interest rate.
(2)	The amounts are substantially denominated in Turkish Lira (TRY) at a weighted average rate of 49.57% (43.00% on December 31, 2023).
(3)	Investment in financial institutions in the international market, with the balance in Reais (R$), indexed to the DI.
(4)	All balances are converted to Reais (R$).

Accounting policy:

Comprise the balances of cash, banks and financial applications of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value.

5.	Marketable Securities

	WAM (1)	Currency	Average rate (2)	12.31.24	12.31.23
Fair value through other comprehensive income
National treasury notes (5)	8.76	R$	11.44%	859,029	-
Equity securities (3)	-	USD	-	15,481	12,103
Fair value through profit and loss
Financial treasury bills	1.17	R$	10.87%	35,031	412,107
Investment funds - FIDC II	1.08	R$	-	18,450	16,490
Repurchase agreement	-	R$	-	-	35,751
Other	0.08	R$	-	20	20
				53,501	464,368
Amortized cost
Sovereign bonds and other (4)	5.40	USD	6.82%	289,880	291,402
				1,217,891	767,873
Current				894,080	447,878
Non-current (6)				323,811	319,995
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	This is represented by private and Angolan government bonds and is presented net of expected credit losses in the amount of R$22,530 (R$16,466 on December 31, 2023). The amounts refer to US Dollar Bonds at a weighted average rate of 6.82% (US Dollar 6.34% and Bonds 5.90% on December 31, 2023).
(5)	FVTOCI - Fair Value through Other Comprehensive Income R$46,529.
(6)	Maturity until May 2035.

On December 31, 2023, the amount of R$69,753 (R$9,179 on December 31, 2023) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

Accounting policy:

Comprises the balances of securities with immediate liquidity whose maturities, at the time of acquisition, are short-term. They are measured at fair value through other comprehensive income, fair value through profit or loss and amortized cost.

6.	Trade Accounts and Notes Receivable

	12.31.24	12.31.23
Trade accounts receivable
Domestic market
Third parties	2,420,942	1,860,089
Related parties	16,402	8,419
Foreign market
Third parties	4,395,420	3,496,442
Related parties	30,924	27,781
	6,863,688	5,392,731
( - ) Adjustment to present value ("APV")	(39,291)	(29,284)
( - ) Expected credit losses	(726,764)	(591,479)
	6,097,633	4,771,968
Current	6,075,013	4,766,071
Non-current	22,620	5,897

Notes receivable	61,628	83,863
( - ) Adjustment to present value ("APV")	(5,910)	(2,223)
( - ) Expected credit losses	(15,381)	(15,379)
	40,337	66,261
Current	32,302	64,731
Non-current (1)	8,035	1,530
(1)	On December 31, 2024 the weighted average maturity is 2 years.

For sales in the foreign market on credit, the Company has insurance, letters of credit and other guarantees in the amount of R$1,441,599 (R$1,003,891 on December 31, 2023), which cover 78.8% (60.9% on December 31, 2023) of this modality.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund, which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

On December 31, 2024, FIDC BRF II has an outstanding balance of R$959,434 (R$1,072,964 for the year ended December 31, 2023) relating to these credit rights, which were derecognized from the Company's statements of financial position at the time of the assignment.

On December 31, 2024, receivables are mainly represented by receivables arising from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

F-21

	12.31.24	12.31.23
Beginning balance	(591,479)	(604,167)
(Additions) reversals	(28,817)	(32,809)
Write-offs	18,451	8,539
Exchange rate variation	(124,919)	36,958
Ending balance	(726,764)	(591,479)

The aging of trade accounts receivable is as follows:

	12.31.24	12.31.23
Not overdue	5,904,865	4,515,445
Overdue
01 to 60 days	203,179	225,135
61 to 90 days	9,228	46,347
91 to 120 days	2,891	15,248
121 to 180 days	9,307	11,101
181 to 360 days	41,254	22,116
More than 360 days	692,964	557,339
( - ) Adjustment to present value ("APV")	(39,291)	(29,284)
( - ) Expected credit losses	(726,764)	(591,479)
	6,097,633	4,771,968

Accounting policy:

Trade accounts and notes receivables: accounts and notes receivable from customers: accounts receivable from customers are recorded at fair value and, where applicable, adjusted to their present value. The Company measures the adjustment to present value (“AVP”) on the short- and long-term balances of accounts receivable, which are recorded in a reduction account of the respective item against the items Sales revenue and Financial income (expenses), net. The rate used by the Company represents the average of the Interbank Deposit Certificates plus a spread representing the credit risk. On December 31, 2024, this rate was 14.32% p.a. (13.13% p.a. on December 31, 2023).

Assignment of receivables: Trade receivables sold in assignment of receivables transactions are derecognized at the time of assignment, i.e. when the Company hands over control and transfers substantially all the associated risks and rewards to the buyer.

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

7.	Inventories

	12.31.24	12.31.23
Finished goods	3,574,304	3,564,379
Work in progress	409,037	378,788
Raw materials	1,589,282	1,675,323
Packaging materials	154,696	150,444
Secondary materials	621,207	546,213
Supplies	190,041	216,998
Imports in transit	236,453	150,947
Other	68,528	75,646
(-) Adjustment to present value ("APV") (1)	(115,546)	(129,848)
	6,728,002	6,628,890
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	(26,308)	(66,671)	(22,981)	(73,694)	(8,232)	(9,944)	(57,521)	(150,309)
Additions	(38,540)	(461,373)	(114,852)	(113,370)	(11,322)	(8,871)	(164,714)	(583,614)
Reversals	63,757	504,860	-	-	-	-	63,757	504,860
Write-offs	-	-	113,145	164,245	18,600	10,603	131,745	174,848
Monetary correction by Hyperinflation	-	-	-	(208)	-	(7)	-	(215)
Exchange rate variation	(312)	(3,124)	(173)	46	(63)	(13)	(548)	(3,091)
Ending balance	(1,403)	(26,308)	(24,861)	(22,981)	(1,017)	(8,232)	(27,281)	(57,521)

Accounting policy:

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

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The roll-forward of the biological assets are presented below:

	Current		Non-current
	Live animals
	Total		Live animals		Forests		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	2,702,164	3,151,551	1,315,218	1,301,971	543,098	347,162	1,858,316	1,649,133
Additions/Transfer	25,575,764	27,098,935	702,790	710,121	86,008	72,576	788,798	782,697
Changes in fair value	3,457,499	2,959,703	(576,956)	(380,608)	(78,578)	187,736	(655,534)	(192,872)
Harvest	-	-	-	-	(69,060)	(48,410)	(69,060)	(48,410)
Write-off	-	-	-	-	(11,130)	(15,966)	(11,130)	(15,966)
Transfer between current and non-current	205,082	284,002	(205,082)	(284,002)	-	-	(205,082)	(284,002)
Transfer to inventories	(29,103,917)	(30,727,668)	-	-	-	-	-	-
Exchange variation	11,677	(71,052)	5,173	(37,316)	-	-	5,173	(37,316)
Monetary correction by Hyperinflation	(3,636)	6,693	75,756	5,052	-	-	75,756	5,052
Ending balance	2,844,633	2,702,164	1,316,899	1,315,218	470,338	543,098	1,787,237	1,858,316

The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,518,391 (R$1,390,550 in the same period of the previous year).

The estimated quantities of live animals on December 31, 2024, are 201,241 thousand heads of poultry and 4,865 thousand heads of pork (198,729 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2023).

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2024, in the amount of R$70,025 (R$71,399 on December 31, 2023).

8.1.	Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs; therefore, it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value and their impact on measurement are presented below.

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

The weighted average price used in the valuation of biological assets (forests) on December 31, 2024, was equivalent to R$85.12 per stere (R$76.22 per stere on December 31, 2023). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2024, was 9.2% p.a. (8.1% p.a. on December 31, 2023).

Accounting policy:

The company classifies live animals and forests as biological assets. These assets are valued at fair value, using the cost approach for live animals and the income approach for forests.

Every year, the Company carries out a fair value assessment study using the discounted cash flow method and the gain or loss arising from the change in the fair value of the biological asset is recognized in the income statement for the year in which it originates.

The calculation of the fair value of live animals already includes all the losses inherent in the breeding process.

9.	Recoverable Taxes

	12.31.24	12.31.23
Recoverable ICMS and VAT	2,473,731	2,089,543
Recoverable PIS and COFINS	2,040,746	2,461,807
Recoverable IPI	1,177,941	1,094,466
Recoverable INSS	422,163	485,096
Recoverable income taxes	683,051	437,103
Other recoverable taxes	102,951	90,136
(-) Impairment	(140,951)	(139,863)
	6,759,632	6,518,288

Current	2,214,186	1,517,548
Non-current	4,545,446	5,000,740

9.1	ICMS – tax on movement of goods and services and VAT – value added taxes

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

On June 20, 2024, the Company negotiated the purchase of ICMS credits from Marfrig Global Foods S.A., in the state of São Paulo, totaling R$113,000, with a discount applied compatible with the market. And on October 16, 2014, BRF and Marfrig entered into an agreement for the acquisition of up to R$350,000 in ICMS credits calculated in the state of São Paulo owned by Marfrig, with a discount compatible with the market. The credits will be used in accordance with the Company's monthly calculation in the state, with full compensation expected by July 2025. As of March 31, 2025, R$336,000 had been transferred and the Company had offset the amount of R$247,144 related to these credits.

9.2	PIS and COFINS – social integration plan and contribution for social security

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

As of December 31, 2024, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,720,431 (R$2,013,799 as of December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.3	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets on December 31, 2024 is R$1,185,146 (R$1,110,006 for the year ended December 31, 2023), of which R$1,162,991 (R$1,087,749 for the year ended December 31, 2023) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,155 (R$22,257 for the year ended December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.4	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,433,559 for year ended on December 31, 2024 (R$1,414,273 for the year ended December 31, 2023), preserving its liquidity and optimizing its capital structure.

10.	Income Taxes
10.1	Deferred income taxes

	12.31.24	12.31.23
Assets
Tax losses carryforward	2,543,398	2,532,720
Negative calculation basis (social contribution)	915,623	911,779

Temporary differences - Assets
Provisions for tax, civil and labor risks	394,642	365,381
Expected credit losses	215,626	176,776
Impairment on tax credits	54,853	55,253
Provision for other obligations	110,059	115,216
Write-down to net realizable value of inventories	10,248	19,627
Employees' benefits plan	133,783	137,947
Lease basis difference	256,418	189,753
Share-based payment	26,967	-
Other temporary differences	299,549	118,846
	4,961,166	4,623,298

Temporary differences - Liabilities
Goodwill amortization basis difference	(337,038)	(336,135)
Depreciation (useful life) basis difference	(1,118,093)	(863,896)
Business combination (1)	(959,663)	(971,832)
Monetary correction by Hyperinflation	(46,319)	(95,981)
Unrealized gains on derivatives, net	(120,326)	(127,036)
Unrealized fair value gains, net	(29,977)	(163,744)
Other temporary differences	(20,671)	(11,691)
	(2,632,087)	(2,570,315)

Total deferred taxes	2,329,079	2,052,983

Total Assets	2,331,012	2,113,108
Total Liabilities	(1,933)	(60,125)
	2,329,079	2,052,983
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

On December 31, 2024, the Company has tax losses at local income tax rates represent the amount of R$6,380,870 (R$6,782,499 for the year ended December 31, 2023). Of these amounts, R$3,459,022 (R$3,444,499 as at December 31, 2023) are recognized in assets, according to the expectation of recoverability over a ten-year period

The roll-forward of deferred income taxes, net, is set forth below:

F-27

	12.31.24	12.31.23
Beginning balance	2,052,983	2,454,998
Deferred income taxes recognized in income	(8,180)	244,172
Deferred income taxes recognized in other comprehensive income	282,988	(217,297)
Deferred income and social contribution taxes used in the leniency agreement	-	(435,128)
Other	1,288	6,238
Ending balance	2,329,079	2,052,983

10.2	Effective income tax rate reconciliation

	12.31.24	12.31.23	12.31.22

Income (loss) before taxes	5,049,873	(1,984,706)	(2,805,044)
Nominal tax rate	34%	34%	34%
Expenses at nominal tax rates	(1,716,957)	674,800	953,715
Adjustments to income taxes
Income from associates and joint ventures	(4,649)	(1,110)	366
Tax rate, GAAP and permanent differences on the results of a subsidiary	62,206	(536,428)	212,753
Effect of exchange rate variation on assets and liabilities of subsidiaries	922,204	(190,743)	(538,002)
Deferred tax assets not recognized	-	-	(967,103)
Interest on equity capital	389,640	-	-
Interest on taxes	74,652	140,056	83,235
Profits taxed by foreign jurisdictions	(329,147)	(110,655)	(31,400)
Tax paid on international subsidiaries	141,206	26,416	21,061
Recognition of tax assets from previous years	11,722	61,348	(77,964)
Provision for contingencies (1) (IRPJ and CSLL)	(977,277)	-	-
Other permanent differences	68,431	52,170	57,705
	(1,357,969)	115,854	(285,634)

Effective rate	26.9%	5.8%	-10.2%

Current tax	(1,349,789)	(128,318)	(77,574)
Deferred tax	(8,180)	244,172	(208,060)
(1)	Contingency reported in note 20.2.1.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

Accounting policy:

Current income taxes: In Brazil it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

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

Deferred income taxes: These are recognized when there are tax credits and debits on tax losses and negative CSLL bases, as well as temporary differences between the tax base and the accounting base. Deferred tax assets and liabilities are classified as non-current. When the company's internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.1).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the year in which the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted by the end of the reporting period.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded.

The Company periodically assesses the positions taken in which there are uncertainties about the tax treatment adopted and sets up a provision when applicable.

11.	Judicial Deposits

The roll-forward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	192,661	191,161	156,241	194,906	66,816	64,609	415,718	450,676
Additions	2,800	8,816	98,479	68,124	3,519	5,679	104,798	82,619
Release in favor of the Company	(2,120)	(17,692)	(24,663)	(28,419)	(2,965)	(1,202)	(29,748)	(47,313)
Release in favor of the counterparty	(13,019)	(4,417)	(80,290)	(87,114)	(2,829)	(5,533)	(96,138)	(97,064)
Interest	11,735	14,793	10,364	8,770	5,605	3,263	27,704	26,826
Exchange rate variation	-	-	(1)	(26)	-	-	(1)	(26)
Ending balance	192,057	192,661	160,130	156,241	70,146	66,816	422,333	415,718

12.	Investments
12.1	Composition and roll-forward of the investments

	12.31.24	12.31.23
Investment in affiliates	128,699	97,134
Other investments	584	761
	129,283	97,895

The roll-forward of the investments in affiliates is set forth below:

		Income (loss) for the year	Capital transaction	Other
	Beginning balance (12.31.23)	Income (loss) from joint ventures	Capital increase (reduction)	Other comprehensive income	Ending balance (12.31.24)
Affiliated					-
Potengi Holdings S.A.	89,051	(13,675)	45,173	67	120,616
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	8,083
	97,134	(13,675)	45,173	67	128,699

Accounting policy:

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties. Investments are initially recognized at cost and subsequently adjusted using the equity method, where gains and losses are recorded under Equity in earnings of affiliated companies.

13.	Property, Plant and Equipment

The roll-forward of property, which include right-of-use assets balances (note 17.1), plant and equipment is set forth below:

	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	12.31.24
Cost
Land		730,103	2,560	(17,988)	38,478	341	31,224	784,718
Buildings, facilities and improvements		13,283,922	850,525	(597,099)	78,656	165,225	188,924	13,970,153
Machinery and equipment		10,497,307	47,027	(336,469)	184,973	437,306	133,142	10,963,286
Furniture and fixtures		224,706	582	(10,315)	29,672	13,482	11,718	269,845
Vehicles		445,298	350,602	(382,969)	7,202	(82)	82,494	502,545
Construction in progress		483,514	772,644	(1,614)	155	(610,917)	1,839	645,621
Advances to suppliers		3,372	27,479	-	(1,090)	(10,202)	160	19,719
		25,668,222	2,051,419	(1,346,454)	338,046	(4,847)	449,501	27,155,887

Depreciation
Land (3)	4.89%	(41,953)	(11,496)	6,540	(4,528)	-	(7,539)	(58,976)
Buildings, facilities and improvements	2.93%	(5,281,798)	(907,934)	491,538	(9,491)	6,674	(78,008)	(5,779,019)
Machinery and equipment	5.81%	(5,390,588)	(538,029)	199,570	(55,675)	(2,202)	(60,032)	(5,846,956)
Furniture and fixtures	6.83%	(98,039)	(13,639)	7,900	(10,247)	(2,210)	(5,306)	(121,541)
Vehicles	15.06%	(246,930)	(219,736)	221,495	5,982	73	(42,050)	(281,166)
		(11,059,308)	(1,690,834)	927,043	(73,959)	2,335	(192,935)	(12,087,658)
		14,608,914	360,585	(419,411)	264,087	(2,512)	256,566	15,068,229

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$544 to intangible assets and R$1,968 to assets held for sale.
(3)	Refers to right-of-use assets (note 17.1) and the land concession. The amount of R$1,869 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers	Exchange rate variation	12.31.23
Cost
Land		751,551	10,090	(22,900)	31,818	655	(41,111)	730,103
Buildings, facilities and improvements		12,620,828	1,032,674	(787,519)	104,826	463,943	(150,830)	13,283,922
Machinery and equipment		9,730,038	251,162	(176,072)	176,896	762,238	(246,955)	10,497,307
Furniture and fixtures		187,609	514	(5,450)	34,793	35,623	(28,383)	224,706
Vehicles		627,672	138,429	(296,680)	5,483	228	(29,834)	445,298
Construction in progress		1,095,143	758,772	(17,965)	3,947	(1,331,969)	(24,414)	483,514
Advances to suppliers		31,886	20,205	-	-	(46,064)	(2,655)	3,372
		25,044,727	2,211,846	(1,306,586)	357,763	(115,346)	(524,182)	25,668,222

Depreciation
Land	5.00%	(44,434)	(10,785)	11,408	254	-	1,604	(41,953)
Buildings, facilities and improvements	2.90%	(5,130,376)	(792,198)	643,273	(49,230)	494	46,239	(5,281,798)
Machinery and equipment	5.66%	(5,121,757)	(501,143)	134,430	(71,727)	70,740	98,869	(5,390,588)
Furniture and fixtures	8.73%	(90,543)	(10,439)	3,114	(11,283)	-	11,112	(98,039)
Vehicles	14.78%	(366,733)	(183,250)	291,490	(8,382)	-	19,945	(246,930)
		(10,753,843)	(1,497,815)	1,083,715	(140,368)	71,234	177,769	(11,059,308)
		14,290,884	714,031	(222,871)	217,395	(44,112)	(346,413)	14,608,914

(1)	Weighted average annual rate.

The amount of capitalized borrowing costs during the year ended December 31, 2024 was of R$34,003 (R$56,872 during the year ended December 31, 2023).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during year ended December 31, 2024, was 11.03% p.a. (10.44% p.a. during the year ended December 31, 2023).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	12.31.24	12.31.23
Land	Financial/tax/civil	62,144	87,530
Buildings, facilities and improvements	Financial/tax	947,286	1,395,846
Machinery and equipment	Financial/labor/tax/civil	1,036,448	1,464,229
Furniture and fixtures	Financial/tax	11,751	15,102
Vehicles	Financial/tax	82	109
		2,057,711	2,962,816

Accounting policy:

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

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated, except for itens relating to rights-of-use.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment.

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

14.	Intangible Assets

The intangible assets roll-forward, is set forth below:

	Average rate (1)	12.31.23	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.24
Cost
Goodwill		3,390,938	-	-	-	92,444	287,880	3,771,262
Trademarks		1,873,253	-	(156)	-	109,314	23,855	2,006,266
Non-compete agreement		54,892	737	(8,436)	-	-	9,826	57,019
Outgrowers relationship		517	-	(517)	-	-	-	-
Patents		4,129	-	(2)	-	1,034	225	5,386
Customer relationship		1,217,742	-	-	-	205,074	231,794	1,654,610
Software		787,048	474	(267,404)	154,051	11,992	14,047	700,208
Intangible in progress (2)		35,479	157,734	(1,434)	(153,507)	(570)	(10)	37,692
		7,363,998	158,945	(277,949)	544	419,288	567,617	8,232,443

Amortization
Non-compete agreement	41.22%	(47,841)	(5,236)	8,436	-	-	(9,827)	(54,468)
Outgrowers relationship	-	(419)	(49)	468	-	-	-	-
Patents	8.47%	(3,195)	(566)	-	-	(230)	(159)	(4,150)
Customer relationship	6.94%	(635,655)	(131,595)	-	-	(119,784)	(147,236)	(1,034,270)
Software	32.79%	(536,450)	(179,702)	266,841	-	(5,083)	(11,950)	(466,344)
		(1,223,560)	(317,148)	275,745	-	(125,097)	(169,172)	(1,559,232)
		6,140,438	(158,203)	(2,204)	544	294,191	398,445	6,673,211
(1)	Weighted average annual remaining rate.
(2)	Refers to the acquisition of new software.

	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	12.31.23
Cost
Goodwill		3,474,103	-	-	-	96,843	(180,008)	3,390,938
Trademarks		1,881,199	-	-	-	114,516	(122,462)	1,873,253
Non-compete agreement		57,426	465	-	-	-	(2,999)	54,892
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	(675)	-	1,335	(1,409)	4,129
Customer relationship		1,340,251	-	-	-	156,141	(278,650)	1,217,742
Software		930,090	140	(357,470)	214,757	33,916	(34,385)	787,048
Intangible in progress (2)		77,263	166,995	(2,757)	(204,828)	(657)	(537)	35,479
		7,765,727	167,600	(360,902)	9,929	402,094	(620,450)	7,363,998

Amortization
Non-compete agreement	46.01%	(39,336)	(11,353)		-	-	2,848	(47,841)
Outgrowers relationship	16.45%	(347)	(72)		-	-	-	(419)
Patents	8.52%	(3,824)	(448)	675	-	(834)	1,236	(3,195)
Customer relationship	6.67%	(622,106)	(101,575)	-	-	(48,487)	136,513	(635,655)
Software	43.58%	(665,504)	(226,029)	356,053		(21,656)	20,686	(536,450)
		(1,331,117)	(339,477)	356,728	-	(70,977)	161,283	(1,223,560)
		6,434,610	(171,877)	(4,174)	9,929	331,117	(459,167)	6,140,438
(1)	Weighted average annual remaining rate.
(2)	Refers to the acquisition of new software.

14.1	Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”) (note 24), which were defined in line with the management format. In 2024, the Company used its budget, strategic and financial planning with projections until 2027 and average perpetuity of the cash generating units of 3.5% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 11.9% p.a. to 13.4% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2025	2026	2027
Inflation Brazil (1)	3.93%	4.65%	4.60%
Inflation - United States (1)	2.48%	2.57%	2.57%
Exchange rate - BRL / USD (2)	5.80	5.73	5.69
(1)	Source: Macroeconomic Outlook and Scenarios Report - 05.11.24 (LCA Consultoria Econômica).
(2)	Source: Focus - Market Report - 06.12.24 (Central Bank of Brazil).

The rates presented above doesn’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the recovery analysis mentioned above, Management carried out sensitivity analysis, increasing and decreasing by 2 p.p. the operating margin1 (operating income over net sales) and the nominal discount rate and did not identify any scenarios which would determine the need to set up a provision for impairment of the CGUs.

¹ Weighted average remaining rate per year.

Accounting policy:

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the statements of income (loss) when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the statements of income (loss) in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units. The Company records in this subgroup mainly goodwill and trademarks, which are expected to contribute indefinitely to its cash flows.

In the event of impairment, the company records the effects in the income statement, according to the nature of the asset.

15.	Loans and Borrowings

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	12.31.24
Local currency
Working capital	Fixed / CDI	- (12.28% on 12.31.23)	-	777,528	-	(743,687)	(77,910)	44,069	-	-
Export credit facility	CDI	13.77% (13.26% on 12.31.23)	2.70	1,583,597	-	(470,000)	(166,081)	165,884	-	1,113,400
Debentures	CDI / IPCA	11.24% (10.94% on 12.31.23)	5.84	6,634,434	1,937,680	(978,268)	(538,822)	171,712	-	7,226,736

Fiscal incentives	Fixed	- (2.40% on 12.31.23)	-	6,604	76,498	(83,108)	(677)	683	-	-
				9,002,163	2,014,178	(2,275,063)	(783,490)	382,348	-	8,340,136

Foreign currency
Bonds	Fixed / FX USD	5.16% (5.15% on 12.31.23)	13.44	7,559,562	-	(105,735)	(484,110)	509,749	2,121,887	9,601,353
Export credit facility	Fixed /SOFR / FX USD	4.24% (5.49% on 12.31.23)	3.74	2,436,651	777	(1,204,148)	(219,661)	106,276	478,207	1,598,102
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	10.62% (13.13% on 12.31.23)	1.07	938,752	329,807	(248,173)	(178,594)	140,620	218,545	1,200,957

				11,093,385	330,584	(1,710,956)	(893,337)	754,179	2,826,557	12,400,412
				20,095,548	2,344,762	(3,986,019)	(1,676,827)	1,136,527	2,826,557	20,740,548

Current				2,451,838						1,230,273
Non-current				17,643,710						19,510,275
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	lncludes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged with an annual balance of R$662,443, which are object to fair value hedge protection.

	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Reclassification (3)	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.23
Local currency
Working capital	Fixed / CDI	12.28% (10.72% on 12.31.22)	0.65	409,186	-	740,000	(390,582)	(37,352)	56,276	-	777,528
Certificate of agribusiness receivables	IPCA	10.86% (11.80% on 12.31.22)	-	999,646	-	-	(1,018,131)	(91,121)	109,606	-	-
Debentures	CDI / IPCA	10.94% (12.09% on 12.31.22)	5.75	5,940,146	-	-	-	(441,639)	1,135,927	-	6,634,434
Export credit facility	Fixed / CDI	13.26% (9.05% on 12.31.22)	3.67	3,613,555	(2,019,866)	-	-	(234,038)	223,946	-	1,583,597

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	-	100,195	(98,877)	(832)	832	-	6,604
				10,967,819	(2,019,866)	840,195	(1,507,590)	(804,982)	1,526,587	-	9,002,163

Foreign currency
Bonds	Fixed / FX USD and EUR	5.15% (4.91% on 12.31.22)	14.30	11,902,290	-	-	(3,672,960)	(606,725)	663,684	(726,727)	7,559,562
Export credit facility	Fixed / LIBOR / FX USD	5.49% (7.10% on 12.31.22)	3.23	132,887	2,019,866	1,006,496	(534,993)	(156,178)	126,784	(158,211)	2,436,651
Advances for foreign exchange rate contracts	Fixed / FX USD	7.10% (0.00% on 12.31.22)	0.23	-	-	306,684	(153,684)	(4,304)	19,122	(9,398)	158,420
Working capital	Fixed / FX TRY and USD	13.13% (16.83% on 12.31.22)	1.84	514,004	-	1,683,112	(1,020,713)	(107,636)	122,454	(252,469)	938,752

				12,549,181	2,019,866	2,996,292	(5,382,350)	(874,843)	932,044	(1,146,805)	11,093,385
				23,517,000	-	3,836,487	(6,889,940)	(1,679,825)	2,458,631	(1,146,805)	20,095,548

Current				3,879,874							2,451,838
Non-current				19,637,126							17,643,710
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Company, in order to improve the presentation of the financial statements, reclassified the export credit facility issued in Reais (R$) simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars (US$).

The maturity schedule of the loans and borrowings is presented on note 23.1.

On December 31, 2024 and on December 31, 2023, the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1	Issuance of debentures

On June 27, 2024, the Company settled its fifth issuance of simple, non-convertible into shares, unsecured debentures, in three series as shown in the table below, for private placement, in the total amount of R$ 2,000,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 332nd issuance of agribusiness receivables certificates, in three series, backed by agribusiness credit rights arising from the debentures, for public distribution.

12.31.24
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 5th Issue	1st Series	06.27.24	06.14.29	CDI +0.8% p.a.	140,000	136,766
Debenture - 5th Issue	2nd Series	06.27.24	06.13.31	12.9% p.a.	925,000	789,811
Debenture - 5th Issue	3rd Series	06.27.24	06.14.34	IPCA +7.2% p.a.	935,000	838,970
					2,000,000	1,765,547

The issuances costs of R$62,320 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.2	Guarantees

On December 31, 2024, the amount of bank guarantees contracted by the Company was of R$195,798 (R$207,006 as of December 31, 2023) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.63% p.a. (1.64% p.a. as of December 31, 2023). Guarantees for the mortgage of assets linked to tax incentives were nil at 12.31.24 (R$6,604 as of December 31, 2023).

15.3	Advanced amortization

In 2024, early repayments totaled the principal amount of R$2,213,301 and R$92,341 in interest and others, as a result of the execution of a gross debt reduction program focused on the prepayment of debts with original maturity in the first years and with a higher financial burden.

This amount was allocated mainly to: (i)R$978,268 in principal and R$40,685 in interest and others in Debentures and CRA; (ii) R$105,735 in principal, R$574 in interest and others, and R$1,212 in premium on the repurchase of Bonds 2026 and 2030; (iii) R$1,129,298 in principal and R$52,294 in interest and other amounts in bilateral lines.

16.	Trade Accounts Payable

	12.31.24	12.31.23
Trade accounts payable
Domestic market
Third parties	10,888,870	10,575,915
Related parties	36,380	21,482

Foreign market
Third parties	2,833,403	2,157,491
Related parties	5,587	3,663
	13,764,240	12,758,551

(-) Adjustment to present value ("APV")	(194,190)	(166,123)
	13,570,050	12,592,428

Current	13,558,284	12,592,006
Non-current	11,766	422

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

Invoices included in the Supply Chain Finance are R$4,942,713 (R$4,941,716 as on December 31, 2023). The average payment period agreed with suppliers who choose to participate in the Program is substantially similar to the average payment period agreed with non-participating suppliers.

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

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

17.1	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment (notes 13).

	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	12.31.24
Cost
Land		130,072	1,929	(9,533)	9,663	24,687	156,818
Buildings, facilities and improvements		4,345,335	849,236	(478,689)	(2,517)	57,553	4,770,918
Machinery and equipment		298,548	39,887	(133,708)	(495)	(274)	203,958
Vehicles		422,558	350,602	(382,581)	6,707	82,070	479,356
		5,196,513	1,241,654	(1,004,511)	13,358	164,036	5,611,050

Depreciation
Land	2.83%	(41,450)	(10,958)	6,540	(4,997)	(7,532)	(58,397)
Buildings, facilities and improvements	13.51%	(1,736,196)	(675,400)	429,905	(1,050)	(40,263)	(2,023,004)
Machinery and equipment	19.99%	(81,950)	(47,624)	46,369	1,743	(423)	(81,885)
Vehicles	38.90%	(226,910)	(216,429)	221,110	4,873	(41,638)	(258,994)
		(2,086,506)	(950,411)	703,924	569	(89,856)	(2,422,280)
		3,110,007	291,243	(300,587)	13,927	74,180	3,188,770

(1)	Weighted average annual rate.

	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by hyperinflation	Exchange rate variation	12.31.23
Cost
Land		139,740	9,330	(11,883)	-	1,286	(8,401)	130,072
Buildings, facilities and improvements		4,031,143	1,031,073	(675,341)	(27,655)	12,940	(26,825)	4,345,335
Machinery and equipment		47,688	241,292	(18,148)	27,655	575	(514)	298,548
Vehicles		602,116	138,388	(294,854)	-	4,992	(28,084)	422,558
Software		12,303	-	(12,303)	-	-	-	-
		4,832,990	1,420,083	(1,012,529)	-	19,793	(63,824)	5,196,513

Depreciation
Land	7.37%	(44,006)	(10,680)	11,405	-	277	1,554	(41,450)
Buildings, facilities and improvements	13.56%	(1,784,777)	(574,800)	597,221	15,686	(3,786)	14,260	(1,736,196)
Machinery and equipment	19.40%	(27,283)	(52,424)	14,795	(15,686)	(1,957)	605	(81,950)
Vehicles	35.27%	(346,907)	(179,841)	289,744	-	(7,879)	17,973	(226,910)
Software	-	(10,814)	(1,487)	12,301	-	-	-	-
		(2,213,787)	(819,232)	925,466	-	(13,345)	34,392	(2,086,506)
		2,619,203	600,851	(87,063)	-	6,448	(29,432)	3,110,007

(1)	Weighted average annual rate.

17.2	Lease liabilities

	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.24
Land	-	-	106,695	1,929	(5,145)	(9,395)	9,395	(4,477)	20,803	119,805
Buildings, facilities and improvements (2)	-	-	3,174,862	849,236	(612,876)	(143,763)	328,007	(96,818)	16,088	3,514,736
Machinery and equipment	-	-	225,272	39,887	(38,794)	(22,928)	22,928	(93,796)	2,581	135,150
Vehicles	-	-	215,018	350,602	(209,677)	(25,522)	25,522	(173,741)	41,036	223,238
	9.7%	6.2	3,721,847	1,241,654	(866,492)	(201,608)	385,852	(368,832)	80,508	3,992,929

Current			944,326							1,014,813
Non-current			2,777,521							2,978,116
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,349,173 (R$1,984,044 as on December 31, 2023) referring to the right of use identified on integrated producers contracts.

	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.23
Land	-	-	112,476	9,330	(6,844)	(9,404)	9,404	(1,792)	(6,475)	106,695
Buildings, facilities and improvements (2)	-	-	2,634,074	1,031,073	(530,779)	(142,245)	268,659	(77,896)	(8,024)	3,174,862
Machinery and equipment	-	-	22,565	241,292	(34,756)	(28,660)	28,660	(3,533)	(296)	225,272
Vehicles	-	-	274,215	138,388	(168,473)	(16,677)	16,677	(16,841)	(12,271)	215,018
Software	-	-	1,604	-	(1,604)	(45)	45	-	-	-
	7.5%	7.6	3,044,934	1,420,083	(742,456)	(197,031)	323,445	(100,062)	(27,066)	3,721,847

Current			676,864							944,326
Non-current			2,368,070							2,777,521
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$1,984,044 referring to the right of use identified in integration contracts.

17.3	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

12.31.24
Current	1,014,813
Non-current	2,978,116
2026	719,971
2027	587,398
2028	413,702
2029	339,134
2030 onwards	917,911
3,992,929

17.4	Amount recognized in the Statements of Income (Loss)

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including: low-value assets, short-term leases and leases with variable payments.

12.31.24
Variable payments not included in the lease liabilities	39,830
Expenses related to short-term leases	38,670
Expenses related to low-value assets	8,815
87,315

Accounting policy:

The Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted by any payment made on or before the contract start date, plus any initial direct cost incurred and estimated cost of dismantling, removing, restoring the asset to its current location, less any incentive received. The options to extend the term, terminate the contracts early and purchase are analyzed individually considering the type of asset involved as well as its relevance to the Company's production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically written down to its recoverable amount, when applicable, and adjusted by the subsequent measurement of the lease liability.

The Company does not apply lease accounting model to leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method, which are recorded against financial income (expenses), net.

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

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted (2)	Outstanding shares	Fair value of the shares

07/01/22	07/01/25	4,703,472	1,370,135	14.11
06/01/23	06/01/26	4,758,877	3,424,764	7.38
07/01/23	07/01/26	2,108,504	1,324,205	8.98
04/01/24	04/01/27	2,323,377	2,478,285	16.35
07/01/24	07/01/27	1,086,352	1,114,967	19.54
		14,980,582	9,712,356
(1)	Amounts expressed in Brazilian Reais (R$).
(2)	Basis of shares granted before income tax deduction.

The roll-forward of the granted options and shares for the year ended on December 31, 2024, is presented as follows:

Outstanding stocks as of December 31, 2023	9,234,128
Exercised / Delivered	(3,818,994)
Granted
Restricted stocks - April 2024	2,323,377
Restricted stocks - July 2024	1,086,352
Forfeiture (1) :
Restricted stocks – grant of July, 2024	(24,511)
Restricted stocks – grant of July, 2023	(207,876)
Restricted stocks – grant of June, 2023	(56,848)
Restricted stocks – grant of July, 2022	(101,252)
Restricted stocks – grant of July, 2021	(11,990)
True up:
Performance stocks	1,289,970
Outstanding stocks as of December 31, 2024	9,712,356
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$131,872 (R$203,374 as of December 31, 2023) and in the amount of R$47,301 under non-current liabilities (R$19,821 of December 31, 2023). In the statement of income for the year ended as on December 31, 2024, the amount recognized as expense was R$122,726 (R$38,499 for the year ended December 31, 2023).

Accounting policy:

The company offers its eligible employees restricted and performance share plans issued by the company. The Company recognizes as expense the fair value of the shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: i) to the shareholders’ equity for plans exercisable in shares; and ii) to liabilities for cash exercisable plans. When the conditions associated to the right to restricted stocks are no longer met, the expense recognized is reversed, so that the accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statements of income (loss) in accordance with the function performed by the beneficiary.

19.	Employees Benefits

19.1. Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II – Variable Contribution with Defined Benefit option – closed for adminissions; ii) Plan III – Defined Contribution – open for admissions; and iii) FAF Plan – Defined Benefit - closed for adminissions.

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

19.1.1 Defined benefit plan

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

19.1.2 Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions.

The contributions made by the Company in the year ended December 31, 2024 amounted R$28,903 (R$26,911 for the year ended December 31, 2023). On December 31, 2024, the plan had 34,354 participants (35,644 participants as of December 31, 2023).

When the participants of the Plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

19.1.3 Roll-forward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	FAF		Plan II
	12.31.24	12.31.23	12.31.24	12.31.23
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,181,366	3,348,786	20,547	21,789
Fair value of assets	(3,734,685)	(3,647,431)	(21,712)	(22,845)
(Surplus) Deficit	(553,319)	(298,645)	(1,165)	(1,056)
Irrecoverable surplus - (asset ceiling)	553,319	298,645	1,165	1,056
Net actuarial (assets) liabilities	-	-	-	-

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	298,645	482,263	1,056	1,923
Interest on irrecoverable surplus	28,491	47,021	99	187
Changes in irrecoverable surplus during the year	226,183	(230,639)	10	(1,054)
Ending balance of irrecoverable surplus	553,319	298,645	1,165	1,056

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,348,786	3,121,348	21,789	20,822
Interest on actuarial obligations	308,002	293,231	1,963	1,935
Current service cost	19,226	18,153	-	-
Benefit paid	(229,382)	(233,865)	(1,937)	(1,947)
Actuarial losses - experience	35,984	81,782	377	460
Actuarial (gains) losses - economic hypotheses	(301,250)	68,137	(1,645)	519
Actuarial (gains) losses - demographic hypothesis	-	-	-	-
Ending balance of actuarial liabilities	3,181,366	3,348,786	20,547	21,789

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,647,431)	(3,603,611)	(22,845)	(22,745)
Interest income on assets plan	(336,492)	(340,252)	(2,062)	(2,122)
Benefit paid	229,382	233,865	1,937	1,947
Return on assets higher (lower) than projection	19,856	62,567	1,258	75
Ending Balance of the fair value of the assets	(3,734,685)	(3,647,431)	(21,712)	(22,845)

Rollforward of comprehensive income
Beginning balance	18,153	23,190	-	3,385
Reversion to accumulated losses	(18,153)	(23,190)	-	(3,385)
Actuarial gains (losses)	265,266	(149,919)	1,268	(979)
Return on assets higher (lower) than projection	(19,856)	(62,567)	(1,258)	(75)
Changes on irrecoverable surplus	(226,183)	230,639	(10)	1,054
Ending balance of comprehensive income	19,227	18,153	-	-

Costs recognized in statement of income
Current service costs	(19,226)	(18,153)	-	-
Interest on actuarial obligations	(308,002)	(293,231)	(1,963)	(1,935)
Projected return on assets	336,492	340,252	2,062	2,122
Interest on irrecoverable surplus	(28,491)	(47,021)	(99)	(187)
Costs recognized in statement of income	(19,227)	(18,153)	-	-

Estimated costs for the next year
Costs of defined benefit	(16,927)	(19,226)	-	-
Estimated costs for the next year	(16,927)	(19,226)	-	-

19.1.4 Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	FAF		Plan II
	12.31.24	12.31.23	12.31.24	12.31.23
Actuarial assumptions
Economic hypothesis
Discount rate	10.49%	9.54%	10.44%	9.43%
Inflation rate	3.50%	3.50%	3.50%	3.50%
Wage growth rate	4.60%	4.60%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender	AT-2000 Basic, by gender
Mortality schedule - Disabled	CSO-58	CSO-58	CSO-58	CSO-58
Demographic data
Number of active participants	5,030	5,314	-	-
Number of beneficiary participants assisted	8,171	7,972	51	51

19.1.5 The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.24		12.31.23		12.31.24		12.31.23
Composition of the fund's portfolio
Fixed income	2,919,403	78.2%	2,607,913	71.5%	19,424	89.5%	20,629	90.3%
Variable income	361,891	9.7%	339,211	9.3%	1,874	8.6%	937	4.1%
Real estate	308,858	8.3%	368,391	10.1%	-	0.0%	23	0.1%
Other	144,533	3.9%	331,916	9.1%	414	1.9%	1,256	5.5%
	3,734,685	100.0%	3,647,431	100.0%	21,712	100.0%	22,845	100.0%
% of nominal return on assets	9.23%		9.44%		9.03%		9.33%

19.1.6 Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2025	252,912	2,038
2026	252,642	2,016
2027	253,066	1,991
2028	252,502	1,961
2029	253,677	1,927
2030 to 2034	1,289,942	8,934
Weighted average duration - in years	10.10	8.20

19.1.7 Sensitivity analysis of the defined benefit plan - FAF

The quantitative sensitivity analysis regarding the relevant assumptions of defined benefit plan – FAF on December 31, 2024 is presented below:

	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	10.49%	11.49%	2,903,579	9.49%	3,510,948
Wage growth rate (1)	1.06%	2.06%	3,206,208	0.06%	3,160,684
(1)	Actual rate.

19.2 Employees benefits: description and characteristics of benefits and associated risks

	Liabilities
	12.31.24	12.31.23
Medical assistance	61,278	66,245
F.G.T.S. Penalty (1)	75,771	70,535
Award for length of service	111,071	125,991
Other (2)	314,283	278,050
	562,403	540,821

Current	95,276	86,423
Non-current	467,127	454,398
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statements:

19.2.1   Medical plan

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

19.2.2   F.G.T.S. penality by dismissional on retirement

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

19.2.3   Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare, (i) turnover lower than expected, (ii) salary growth higher than expected and (iii) survival rates above the mortality tables.

19.2.4   Other – Brazil

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

19.2.5   Other – foreign entities

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

19.2.6   Roll-forward of actuarial liabilities

The roll-forward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Composition of actuarial liabilities
Present value of actuarial liabilities	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050
Net actuarial liabilities	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700
Interest on actuarial liabilities	6,268	11,434	5,668	5,052	10,893	10,104	36,487	16,947
Current service costs	19	508	3,021	2,669	6,146	5,707	31,573	22,123
Past service costs	-	-	-	-	(15,040)	-	-	3,326
Benefits paid directly by the Company	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Business combination	-	-	-	-	-	-	-	-
Actuarial (gains) losses - experience	1,350	(62,276)	5,952	5,938	11,472	12,745	81,695	103,847
Actuarial (gains) losses - demographic hypothesis	(811)	-	-	-	-	-	(122)	(6,504)
Actuarial (gains) losses - economic hypothesis	(8,114)	1,412	(4,258)	1,156	(7,397)	1,411	(124,617)	(6,747)
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	36,067	(39,501)
Ending balance of liabilities	61,278	66,245	75,772	70,535	111,070	125,991	314,283	278,050

Rollforward of the fair value of the assets
Benefits paid directly by the Company	3,679	4,562	5,146	4,937	20,995	16,201	24,850	44,141
Contributions of the sponsor	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	110,432	49,568	(12,165)	(5,071)	-	-	(134,273)	(84,008)
Actuarial gains (losses)	7,575	60,864	(1,694)	(7,094)	-	-	43,044	(90,596)
Exchange variation	-	-	-	-	-	-	36,067	40,331
Ending balance of comprehensive income	118,007	110,432	(13,859)	(12,165)	-	-	(55,162)	(134,273)

Costs recognized in statement of income
Interest on actuarial liabilities	(6,268)	(11,434)	(5,668)	(5,052)	(10,893)	(10,104)	(36,487)	(16,947)
Current service costs	(19)	(508)	(3,021)	(2,669)	(6,146)	(5,707)	(31,573)	(22,123)
Past service costs	-	-	-	-	15,040	-	-	(3,326)
Immediate recognition of reduction	-	-	-	-	(4,075)	(14,156)	-	-
Cost recognized in statement of income	(6,287)	(11,942)	(8,689)	(7,721)	(6,074)	(29,967)	(68,060)	(42,396)

Estimated costs for the next year
Current service costs	-	(19)	(3,103)	(3,021)	(5,423)	(6,146)	(2,257)	(30,317)
Interest on actuarial liabilities	(6,265)	(6,268)	-	(5,669)	-	(10,893)	-	(35,728)
Estimated costs for the next year	(6,265)	(6,287)	(3,103)	(8,690)	(5,423)	(17,039)	(2,257)	(66,045)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.

19.2.7   Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Economic hypothesis
Discount rate	9.61%	9.61%	10.61%	9.42%	10.61%	13.77%
Inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	11.75%
Medical inflation	6.60%	6.60%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.50%	3.50%	3.50%	8.34%
F.G.T.S. balance growth	N/A	N/A	3.50%	3.41%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender	AT-2000 Basic by gender
Disability entry schedule	N/A	N/A	Vindas Álvaro's attenuated 30%	Vindas Álvaro's attenuated 30%
Schedule of turnover - BRF's historical	2024	2023	2024	2023
Demoraphic data
Number of active participants	-	1,015	93,575	92,120
Number of assisted beneficiary participants	1,189	1,415	-	-
(1)	Includes retirement bonus and life insurance benefits.

19.2.8   Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2025	2,055	25,006	17,979	50,236	95,276
2026	2,472	5,788	15,904	25,247	49,411
2027	2,922	6,343	15,231	27,544	52,040
2028	3,294	6,233	18,204	28,432	56,163
2029	3,779	7,791	17,757	29,827	59,154
2030 to 2034	26,569	46,271	80,764	275,565	429,169
Weighted average duration - in years	15.20	5.10	4.80	7.64

19.2.9   Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2024, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	9.61%	11.43%	52,860	9.43%	71,376
Medical inflation	6.60%	7.60%	71,411	5.60%	52,721
Award for length of service
Discount rate	10.66%	11.66%	106,477	9.66%	116,108
Turnover	Historical	+3%	95,576	-3%	131,456
F.G.T.S. penalty
Discount rate	10.61%	11.61%	72,486	9.61%	79,451
Wage growth rate	3.50%	4.50%	76,423	2.50%	75,170
Turnover	Historical	+3%	65,196	-3%	90,708

Accounting policy:

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

The Company recognizes the net defined benefit asset when certain conditions are met.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

• date of changing the plan or significantly reducing the expected length of service.

• date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

20.	Provision for Tax, Civil and Labor Risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, social security, labor, civil and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The roll-forward of the provisions for tax, social security, labor, civil and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil and other		Contingent liabilities (1)		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Beginning balance	321,995	399,675	435,929	526,710	352,414	358,304	92,832	130,848	1,203,170	1,415,537
Additions	1,160,051	100,454	325,086	359,512	53,061	55,734	-	-	1,538,198	515,700
Reversals	(126,200)	(66,405)	(163,016)	(240,152)	(42,922)	(48,480)	(8,111)	(38,016)	(340,249)	(393,053)
Payments	(99,408)	(164,104)	(232,264)	(270,771)	(25,425)	(43,045)	-	-	(357,097)	(477,920)
Interest	83,228	52,426	70,376	62,135	34,169	30,128	-	-	187,773	144,689
Exchange rate variation	-	(51)	311	(1,505)	8	(227)	-	-	319	(1,783)
Ending balance	1,339,666	321,995	436,422	435,929	371,305	352,414	84,721	92,832	2,232,114	1,203,170

Current									692,650	720,187
Non-current									1,539,464	482,983
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

20.1	Contingencies with probable losses

20.1.1 Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax on the acquisition of goods for consumption and fixed assets, presumed credit, credit on electrical energy consumed in distribution center, lack of proof of export within the legal deadline, defeat, tax substitution, isolated fines, rate increase and others, in the amount of R$73,763 (R$87,661 as of December 31, 2023).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$128,681 (131,271 as of December 31, 2023).

IRPJ/CSLL: The Company is discussing in court the full offsetting of tax benefits and negative CSLL calculation bases from the 2012 calendar year, in the amount of R$977,277, which includes fines, interest and legal charges.

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, revenue omission - IRPJ estimate, import taxes, IOF and others, in the amount of R$159,945 (R$103,063 as of December 31, 2023).

20.1.1	Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None of these claims is individually significant. The Company recorded a provision based on history of payments, statistical models and on prognosis of loss.

20.1.2	Civil and others

Civil and other (environmental, administrative, regulatory, real estate, etc.) contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do.

20.2	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2024, the total amount of contingencies classified as possible was R$22,388,927 (R$18,627,512 as of December 31, 2023), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$84,721 (R$92,832 as of December 31, 2023). The remaining possible contingencies are presented below.

20.2.1   Tax

The tax contingencies for which losses have been assessed as possible amounted to R$19,881,466 as of December 31, 2024 (R$16,082,532 as of December 31, 2023). The most relevant cases are set forth below

PIS and COFINS: The Company discusses alleged differences charged under PIS/COFINS on: (i) sales of seasoned meats, pasta and pies; (ii) presumed ICMS credits; (iii) extemporaneous adjustments to the reduction in the calculation base relating to the ICMS subsidy and additional ICMS; (iv) disallowances of extemporaneous credits on marketing, rebates, commercial representation, employee benefits, food vouchers, medical assistance, transport vouchers, vaccines, medicines, fixed assets, wood shavings, fuels and lubricants, disinfectants and cleaning products; and (v) disallowances of ordinary credits on freight in the transfer of finished products, cross docking, port expenses, maintenance materials, exempt inputs, suspended inputs, presumed credits from agro-industrial activities and disallowances on other goods and services due to the RFB's restriction of the concept of inputs, totaling R$12,863,154 (R$8,740,838 on December 31, 2023).

ICMS: The Company is involved in disputes processes totaling R$4,440,884 (R$4,042,445 as of December 31, 2023) related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$14,541 (R$17.464 as of December 31, 2023); (ii) lack of evidence of exports in the amount of R$84,305 (R$67,766 as of December 31, 2023); (iii) infraction notices from State of Rio de Janeiro, for the period from 2014 to 2018, related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$698,006 (R$680,058 as of December 31, 2023); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$330,417 (R$306,060 as of December 31, 2023); (v) R$3,313,615 (R$2,760,221 on December 31, 2023) related to other claims, highlighting the debts related to (a) supposed differences in tax substitution in the amount of R$549,890; (b) disallowance of presumed ICMS credit arising from tax benefit provided for in PRODEPE due to alleged non-compliance with ancillary obligations in the amount of R$371,369; (c) disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions in the amount of R$260,924; (d) disallowance of ICMS credit on entries for transfer of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, § 4) in the amount of R$238,801 and (e) disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as use and consumption in the amount of R$ 315,880; and (f) disallowance of presumed ICMS credit supposedly above the limit set out in Santa Catarina legislation in the amount of R$315,559.

IRPJ/CSLL: The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including because of the recognition of a court decision relating to the Plan. Contingencies relating to these taxes total R$390,435 (R$1,468,810 as of December 31, 2023).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$974,964 (R$837,060 as of December 31, 2023). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based because of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$155,766 (R$168,212 as of December 31, 2023).

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$730,647 (R$671,699 as of December 31, 2023).

Other contingencies: The Company disputes cases related to the isolated fine for alleged non-compliance with ancillary obligations, customs fine on importation, alleged lack of proof of drawback, disallowance of reinstatement credit, and alleged differences in property tax, fees and services tax totaling R$176,783 (R$153,469 as of December 31, 2023). The Company's subsidiaries have various other tax contingencies totaling R$148,354.

20.2.2	Labor

On December 31, 2024, the labor contingencies assessed as possible loss totaled R$331,877 (R$304,133 as of December 31, 2023).

20.2.3	Civil and others

Civil and other contingencies (of an environmental, administrative, regulatory, real estate nature, etc.) with possible losses total R$2,175,584 (R$2,240,847 as on December 31, 2023) and are mostly disputes arising from allegations of breach of contract and allegations of non-compliance with legal obligations of various kinds, such as disputes arising from contracts in general, controversies relating to intellectual property, administrative and regulatory issues, environmental, real estate, consumer relations, among other topics. They mainly discuss claims for damages, penalties and obligations to do or not to do.

Accounting policy:

The provisions are recognized when the Company has: i) a present obligation, formalized or not, because of a past event, ii) the outflow of resources to settle the obligation is likely to occur and iii) a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions. Furthermore, provisions are monetarily adjusted against financial income (expenses), net, except in situations where the characteristics and risks are similar, where the complementary amounts of interest and charges follow the classification of the principal amount in aggregate. In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company uses historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

21.	Equity
21.1	Capital stock

On December 31, 2024, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262, which covers the period from 2009 to 2024.

21.1.1   Breakdown of capital stock by nature

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	12.31.24		12.31.23
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	849,526,130	50.49	842,165,702	50.06
Salic	185,556,900	11.03	180,000,000	10.70
Kapitalo Investimentos Ltda.	-	-	107,982,757	6.42
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	103,328,121	6.14
Management
Board of Directors	4,300	0.00	518,900	0.03
Executives	256,099	0.02	626,458	0.04
Fiscal Council	29,400	0.00	32,700	0.00
Treasury shares	61,629,171	3.66	3,817,179	0.23
Other	482,143,125	28.66	444,001,429	26.38
	1,682,473,246	100.00	1,682,473,246	100.00

21.1.2	Roll-forward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

	12.31.24	12.31.23
Common shares	1,682,473,246	1,682,473,246
Treasury shares	(61,629,171)	(3,817,179)
Outstanding shares	1,620,844,075	1,678,656,067

21.2	Capital reserves

	12.31.24	12.31.23
Capital reserves	2,763,364	2,763,364
Other equity transactions	(141,608)	(70,106)
Share-based payments	131,872	203,374
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)

21.3	Treasury shares

The movement in treasury shares in the period ended December 31, 2024 are shown below:

Quantity of outstanding of shares
	12.31.24	12.31.23
Shares at the beggining of the year	3,817,179	4,356,397
Repurchase of shares	59,835,200	-
Delivery of restricted shares	(2,023,208)	(539,218)
Shares at the end of the year (1)	61,629,171	3,817,179
(1)	Treasury shares are recorded at an average cost, in units of reais, of R$21.84 per share.

21.3.1	Repurchase of shares

On December 7, 2023, the Company's Board of Directors approved the creation of a program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program I”), which was completed on April 4, 2024.

On May 7, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program II”).

On August 14, 2024, the Company's Board of Directors authorized the acquisition of up to an additional 17,000,000 shares in addition to the amount already repurchased by the Company, with the other conditions of the Repurchase Program II remaining unchanged.

On November 13, 2024, the Company's Board of Directors authorized the acquisition of an additional 30,000,000 shares to the amount already repurchased by the Company, with the other conditions of Program II remaining unchanged.

On February 26, 2025, the Company's Board of Directors authorized the acquisition of an additional 15,000,000 to the amount already repurchased by the Company, with the other conditions of Program II remaining unchanged.

The share repurchase was as follows:

F-57

					2024
	Jan - mar	Apr - jun	Jul - sep	Oct - dec	Total	Subsequent events	Total
Program I
Number of shares acquired	10,219,600	3,780,400	-	-	14,000,000	-	14,000,000
Average unit price (in units of reais)	13.22	16.15	-	-	14.01	-	14.01
Total value	135,095	61,042	-	-	196,137	-	196,137
Program II
Number of shares acquired	-	8,131,900	20,380,900	17,322,400	45,835,200	21,044,000	66,879,200
Average unit price (in units of reais)	-	18.71	24.33	25.64	23.83	19.80	23.80
Total value	-	152,138	495,847	444,120	1,092,105	416,741	1,591,575
Number of shares acquired	10,219,600	11,912,300	20,380,900	17,322,400	59,835,200	21,044,000	80,879,200
Average unit price (in units of reais)	13.22	17.90	24.33	25.64	21.53	19.80	21.08
Total value	135,095	213,180	495,847	444,120	1,288,242	416,741	1,704,983

21.4	Shareholder’s remuneration

12.31.24
Net profit	3,213,274
Legal reserve (5.0%)	(160,664)
Tax incentive reserve	(639,741)
Interest on shareholders' equity calculation base	2,412,869
Minimum mandatory interest on shareholders' equity (25.0%)	603,217
Remuneration of shareholders' exceeding the mandatory minimum	542,782
Total remuneration of shareholders' in the year, as interest on shareholders' equity	1,145,999
Withholding income tax on interest on shareholders' equity	(150,778)
Remuneration of shareholders', net of withholding income tax	995,221

Percentage of calculation base	47.5%

Total remuneration of shareholders' outstanding	1,145,999
Withholding income tax on interest on shareholders' equity	(150,778)
Remaining amounts outstanding	(1,686)
Interest on shareholders' equity outstanding	993,535

On December 5, 2024, a net IRRF payment of R$821,605 was made, referring to the interest on equity approved by the Board of Directors on November 13, 2024.

On December 30, 2024, a net payment of IRRF of R$173,616 was made, relating to interest on equity approved by the Board of Directors on December 4, 2024.

21.5	Allocation of income

	Limit on	Net income for distribution	Income reserve balances
	capital %	12.31.24	12.31.24
Income for the year		3,213,274	-
Actuarial gain	-	11,978	-
Interest on shareholdes' equity	-	(1,145,999)	-
Legal reserve	20.0	(160,664)	160,664
Capital increase reserve	20.0	(482,573)	482,573
Reserve for expansion	80.0	(796,275)	796,275
Reserve for tax incentives	-	(639,741)	639,741

21.6	Profit reserves

Legal reserve: constituted on the basis of 5.0% of net profit for the year under the terms of article 193 of Law 6.404/76, amended by Law 11.638/07, limited to 20% of share capital. On 12.31.24, the balance of this reserve corresponded to 1.0% of the share capital (nil on December 31, 2023).

Reserve for capital increase: set up on the basis of 20.0% of net profit for the year, limited to 20.0% of share capital. On December 31, 2024, the balance of this reserve corresponded to 3.6% of share capital (nil on December 31, 2023).

Reserve for expansion: set up to 50.0% of net profit for the year to meet expansion plans, limited to 80.0% of share capital. On December 31, 2024, the balance of this reserve corresponded to 6.0% of share capital (nil on December 31, 2023).

Tax incentive reserve: set up under the terms of article 195-A of Law 6.404/76, amended by Law 14.789/23, based on the value of government donations or subsidies for investments.

Accounting policy:

The distribution of interest on equity and dividends is calculated based on corporate legislation and the Company's Bylaws and Profit Allocation Policy.

For the purposes of presenting the financial statements, interest on equity is shown as an allocation of profit directly in equity.

22.	Earnings (Loss) per Share

	12.31.24	12.31.23
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	3,213,274	(2,028,559)
Basic denominator
Common shares	1,682,473,246	1,682,473,246
Weighted average number of outstanding shares - basic	1,653,093,656	1,360,268,402
Net income (loss) per share basic - R$	1.94379	(1.49129)

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	3,213,274	(2,028,559)

Diluted denominator
Weighted average number of outstanding shares - basic	1,653,093,656	1,360,268,402
Number of potential shares	2,407,480	-
Weighted average number of outstanding shares - diluted	1,655,501,136	1,360,268,402
Net income (loss) per share diluted - R$	1.94097	(1.49129)

Accounting policy:

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

23.	Financial Instruments and Risk Management
23.1	Overview

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

On December 31, 2024, the non-current gross debt, as presented below, represented 92.63% (87.65% as of December 31, 2023) of the total gross debt, which has an average term higher than 8.4 years.

The Company monitors the gross debt and net debt as set forth below:

	12.31.24			12.31.23
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(844,601)	(11,555,811)	(12,400,412)	(11,093,385)
Local currency loans and borrowings	(385,672)	(7,954,464)	(8,340,136)	(9,002,163)
Derivative financial instruments, net	(319,943)	15,364	(304,579)	502,293
Gross debt	(1,550,216)	(19,494,911)	(21,045,127)	(19,593,255)

Cash and cash equivalents	11,165,364	-	11,165,364	9,264,664
Marketable securities	894,080	323,811	1,217,891	767,873
Restricted cash	276,025	60,790	336,815	86,209
	12,335,469	384,601	12,720,070	10,118,746
Net debt	10,785,253	(19,110,310)	(8,325,057)	(9,474,509)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

	Note	12.31.24	12.31.23
Assets
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	35,484	103,558
Commodities price risk	23.2.2	20,727	5,510
Interest rate risk	23.2.3	251,795	529,830
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	6,597	154
		314,603	639,052

Current assets		63,033	109,222
Non-current assets		251,570	529,830

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(52,149)
Foreign exchange risk on operating income	23.2.1 ii)	(360,557)	(7,600)
Commodities price risk	23.2.2	(22,102)	(14,363)
Interest rate risk	23.2.3	(236,523)	-
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(62,647)
		(619,182)	(136,759)

Current liabilities		(382,976)	(76,940)
Non-current liabilities		(236,206)	(59,819)

Position of derivative financial instruments - net		(304,579)	502,293

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	12.31.24
	Book value	Contractual cash flow	2025	2026	2027	2028	2029	2030 onwards
Non derivative financial liabilities
Loans and borrowings	20,740,548	32,496,796	2,246,762	4,639,324	3,520,568	2,044,261	1,608,760	18,437,121
Principal		21,529,249	984,119	3,440,204	2,480,054	1,168,583	800,997	12,655,292
Interest		10,967,547	1,262,643	1,199,120	1,040,514	875,678	807,763	5,781,829
Trade accounts payable	13,570,050	13,764,240	13,750,530	13,710	-	-	-	-
Lease liabilities	3,992,929	5,000,443	1,084,328	821,985	716,566	539,245	472,328	1,365,991
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	236,523	(236,522)	-	-	-	-	-	(236,522)
Foreign exchange risk	360,557	360,557	360,557	-	-	-	-	-
Commodities price risk	22,102	22,102	22,102	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2	Market risk management
23.2.1	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statements of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais (R$):

	12.31.24	12.31.23
Cash and cash equivalents	4,276,065	2,970,268
Trade accounts receivable	6,238,093	4,788,635
Trade accounts payable	(1,377,169)	(1,195,133)
Loans and borrowings	(9,726,343)	(8,715,484)
Other assets and liabilities, net	1,570,012	(30,310)
Exposure of assets and liabilities in foreign currencies	980,658	(2,182,024)
Derivative financial instruments (hedge)	(773,197)	2,033,346
Exposure in result, net	207,461	(148,678)

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	12.31.24	12.31.23
U.S. Dollars (USD)	(2,052,569)	(513,164)
Euros (EUR)	1,879,079	(25,050)
Yen (JPY)	(1,501)	(1,241)
Angolan kwanza (AOA)	36,366	97,368
Turkish Liras (TRY)	267,834	76,439
Argentinian Peso (ARS)	(2,125)	(3,146)
Chilean Pesos (CLP)	80,377	220,116
Total	207,461	(148,678)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses an expense of foreign exchange of derivatives of R$198,107 for the year ended on December 31, 2024 (expense of R$312,201 during the year ended on December 31, 2023). The foreign exchange of assets and liabilities was income of R$123,681 in the year ended on December 31, 2024 (income R$161,154 in the year ended on December 31, 2023).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2024, and are set forth below:

F-63

12.31.24
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	BRL	EUR	1st Qtr. 2025	EUR	(60,000)	6.5610	1,040
Non-deliverable forward	USD	CLP	1st Qtr. 2025	CLP	25,000	962.4800	4,425
Futures	BRL / USD	USD / BRL	1st Qtr. 2025	USD	(62,500)	6.1923	1,132

							6,597

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

As a result of this protection strategy, the Company recognized Net Revenue an expense of R$236,988 for the year ended on December 31, 2024 (revenue of R$303,387 during the year ended on December 31, 2023). Additionally, in the second quarter of 2023, the loan of Bond BRF SA BRFSBZ 3.95, designated as an export protection instrument, was settled and the amount of R$(548,639) previously accumulated in Other Comprehensive Income was reclassified to income for the year under Net Revenue.

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2024 are set forth below:

12.31.24
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	105,500	5.6807	(58,721)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2025	USD	258,500	5.9204	(104,650)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2025	USD	165,000	6.1309	(54,315)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2025	USD	82,000	6.4083	(15,657)
Collar	USD Exports	BRL	USD	1st Qtr. 2025	USD	479,500	5.9991	(81,092)
Collar	USD Exports	BRL	USD	2nd Qtr. 2025	USD	90,500	6.2590	(5,787)
Collar	USD Exports	BRL	USD	3rd Qtr. 2025	USD	42,500	6.4616	(3,204)
Collar	USD Exports	BRL	USD	4th Qtr. 2025	USD	20,000	6.5806	(1,647)
						1,243,500		(325,073)
(1)	Corresponds to the unrealized portion of the hedge result recorded under Other Comprehensive Income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized expense of R$339,101, net of income tax, under Other comprehensive income in the year ended on December 31, 2024 (income of R$145,328 in the year ended on December 31, 2023).

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2024 are set forth below:

12.31.24
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(142,067)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(215,832)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(142,392)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	(197,505)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	(23,009)
					380,303		(720,805)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.

23.2.2	Commodities price risk

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

As a result of this protection strategy the Company recognized Cost of goods sold an expense of R$121,873 for year ended on December 31, 2024 (expense of R$103,305 during the year ended on December 31, 2023).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on December 31, 2024, are set forth below:

12.31.24
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2025	17,989	ton	336.79	948
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2025	17,989	ton	341.13	548
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2025	99,999	ton	171.76	403
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2025	20,003	ton	177.85	(26)
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2025	135,998	ton	176.94	1,174
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2025	16,200	ton	1,208.33	124
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2025	40,500	ton	1,213.33	193
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2025	6,001	ton	912.57	(516)
				354,679			2,848
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on December 31, 2024, are set forth below:

12.31.24
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2025	38,298	ton	409.09	10,526
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2025	9,001	ton	185.42	409
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2025	76,216	ton	173.46	471
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2025	12,609	ton	1,252.06	(71)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	189,486	ton	1,116.86	(947)
				325,610			10,388
(1)	Base price of each commodity in USD/ton, except Corn - B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates exchange rate exposure and therefore contracted the following derivatives and designated them as fair value hedges:

12.31.24
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2025	USD	15,823	5.5465	(10,851)
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2025	USD	9,426	6.0634	(3,760)
						25,249		(14,611)

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Inventory a debit in the amount of R$28,811 on December 31, 2024 (R$95,986 on December 31, 2023); ii) Other comprehensive income a credit amount of R$29,447 on December 31, 2024 (credit of R$322 on December 31, 2023).

23.2.3	Interest rate risk

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

As a result of this protection strategy the Company recognize Financial Income and Expenses an expense of R$705,006 for the year ended on December 31, 2024 (revenue of R$313,103 during the year ended on December 31, 2023).

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2024, are presented in the table below:

F-66

12.31.24
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	28,464	(5,341)
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	22,176	(4,141)
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	53,395	(53,483)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	48,624	(161,588)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% a.a.	1,000,000	BRL	65,394	(116,498)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% of CDI	990,000	BRL	33,741	(33,477)
Interest rate swap	Debenture - 5th issue IPCA + 7.23%	2nd Qtr. 2034	IPCA + 7.23% a.a.	CDI + 0.98% a.a.	1,635,000	BRL	(112,078)	(89,528)
Interest rate swap	Debenture - 5th issue PRÉ + 12.92%	2nd Qtr. 2031	PRÉ 12.92% a.a.	CDI + 0.89% a.a.	925,000	BRL	(124,444)	(112,960)
					5,945,000		15,272	(577,016)
(1)	Corresponds to the accumulated fair value of the fair value hedge adjustments on the hedged items, reduced by the carrying amount of the debentures.

23.3	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1	Credit risk in accounting receivable

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

23.3.2	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on December 31, 2024 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, management uses the Focus report as a reference for the US dollar, interpolating the quotes for the current and subsequent years. The probable scenario for the other currencies is calculated based on the parity of the US dollar.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of December 31, 2024, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Monetary assets and liabilities	598,540	336,722	74,904	(186,914)	(448,732)
Derivative instruments - not designated	76,352	42,953	9,555	(23,843)	(57,242)
Net effect	674,892	379,675	84,459	(210,757)	(505,974)

EUR	4.3200	5.2457	6.1715	7.0972	8.0229

Monetary assets and liabilities	(744,824)	(419,017)	(93,211)	232,596	558,403
Derivative instruments - not designated	126,977	71,434	15,890	(39,653)	(95,196)
Net effect	(617,847)	(347,583)	(77,321)	192,943	463,207

JPY	0.0265	0.0322	0.0378	0.0435	0.0492

Monetary assets and liabilities	494	278	62	(154)	(370)
Net effect	494	278	62	(154)	(370)

TRY	0.1175	0.1427	0.1679	0.1931	0.2183

Monetary assets and liabilities	(88,065)	(49,543)	(11,021)	27,501	66,023
Net effect	(88,065)	(49,543)	(11,021)	27,501	66,023

AOA	0.0046	0.0055	0.0065	0.0075	0.0085

Monetary assets and liabilities	(11,957)	(6,727)	(1,496)	3,734	8,965
Net effect	(11,957)	(6,727)	(1,496)	3,734	8,965

ARS	0.0040	0.0049	0.0058	0.0066	0.0075

Monetary assets and liabilities	698	393	87	(219)	(525)
Net effect	698	393	87	(219)	(525)

CLP	0.0042	0.0051	0.0060	0.0069	0.0078

Monetary assets and liabilities	(77,355)	(43,534)	(9,713)	24,107	57,928
Derivative Instruments - Not designated	50,918	28,656	6,394	(15,868)	(38,130)
Net effect	(26,437)	(14,878)	(3,319)	8,239	19,798

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Revenue in USD	(2,531,828)	(1,424,336)	(316,844)	790,648	1,898,141
NDF	1,244,027	699,855	155,683	(388,489)	(932,661)
Collar	62,472	62,472	45,231	(291,484)	(846,003)
Net effect	(1,225,329)	(662,009)	(115,930)	110,675	119,477

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	4.1563	5.0469	5.9375	6.8281	7.7188

Cost of Sales	(51,409)	(28,921)	(6,434)	16,054	38,542
NDF	51,409	28,921	6,434	(16,054)	(38,542)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	255	310	364	419	474

Cost of Sales	(4,187)	(2,093)	-	2,093	4,187
NDF	4,187	2,093	-	(2,093)	(4,187)
Net effect	-	-	-	-	-

Soybean meal - CBOT	248	301	354	407	461

Cost of sales	3,825	1,912	-	(1,912)	(3,825)
Collar	(2,545)	(632)	-	1,738	3,651
Net effect	1,280	1,280	-	(174)	(174)

Soybean oil - CBOT	629	764	898	1,033	1,168

Cost of sales	1,617	809	-	(809)	(1,617)
NDF	(1,617)	(809)	-	809	1,617
Net effect	-	-	-	-	-

Corn - CBOT	123	150	176	203	229

Cost of sales	9,036	4,518	-	(4,518)	(9,036)
Collar	(6,117)	(1,888)	-	2,964	7,192
NDF	(766)	(383)	-	383	766
Net effect	2,153	2,247	-	(1,171)	(1,078)

Corn - B3	822	998	1,174	1,351	1,527

Cost of sales	(51,225)	(25,613)	-	25,613	51,225
Collar	(14,600)	(4,316)	-	4,454	14,298
Future	70,609	35,305	-	(35,305)	(70,609)
Net effect	4,784	5,376	-	(5,238)	(5,086)

23.6	Financial instruments by category

	12.31.24
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,378,362	-	-	1,378,362
Cash equivalents	-	-	9,787,002	9,787,002
Marketable securities	289,880	874,510	53,501	1,217,891
Restricted cash	336,815	-	-	336,815
Trade accounts receivable	5,831,400	-	266,210	6,097,610
Notes receivables	40,337	-	-	40,337
Derivatives not designated	-	-	6,597	6,597
Derivatives designated as hedge accounting (1)	-	-	308,006	308,006

Liabilities
Trade accounts payable	(13,570,050)	-	-	(13,570,050)
Loans and borrowings (2)	(14,405,712)	-	(6,334,836)	(20,740,548)
Derivatives not designated	-	-	-	-
Derivatives designated as hedge accounting (1)	-	-	(619,182)	(619,182)
	(20,098,968)	874,510	3,467,298	(15,757,160)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

23.7	Fair value of financial instruments

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

F-71

	12.31.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	859,029	-	859,029	-	-	-
Stocks	15,481	-	15,481	12,103	-	12,103
Fair value through profit and loss
Savings account and overnight	1,582	-	1,582	17,570	-	17,570
Term deposits	4,562,127	-	4,562,127	2,758,300	-	2,758,300
Bank deposit certificates	-	3,716,958	3,716,958	-	4,876,861	4,876,861
Financial treasury bills	35,031	-	35,031	412,107	-	412,107
Off-shore notes	-	1,501,608	1,501,608	-	-	-
Investment funds	23,177	-	23,177	21,186	-	21,186
Trade accounts receivable	-	266,210	266,210	-	337,898	337,898
Derivatives	-	314,603	314,603	-	639,052	639,052
Other titles	20	-	20	35,751	-	35,751
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(619,182)	(619,182)	-	(136,759)	(136,759)
Loans and borrowings	-	(6,334,836)	(6,334,836)	-	(5,021,342)	(5,021,342)
	5,496,447	(1,154,639)	4,341,808	3,257,017	695,710	3,952,727

The fair value of the financial instruments approximates the book value, with the exception of the cases presented below and for disclosure purposes only, the bonds are stated based on observable prices in active markets and the debentures are measured using discounted cash flows.

			12.31.24		12.31.23
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,706,212)	(3,351,896)	(2,896,104)	(2,506,390)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,135,792)	(3,262,625)	(3,209,653)	(2,398,081)
Debenture - 1st issue	BRL	2026	(550,542)	(520,552)	(830,144)	(853,640)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,739,446)	(2,897,325)	(2,681,294)	(3,048,882)
Debenture - 3rd issue	BRL	2031	(1,109,135)	(1,109,135)	(1,214,044)	(1,214,044)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,062,066)	(1,139,664)	(1,908,952)	(2,032,361)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,765,547)	(1,780,894)	-	-
Parent company			(15,068,740)	(14,062,091)	(12,740,191)	(12,053,398)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,759,349)	(1,712,346)	(1,453,805)	(1,360,530)
Consolidated			(16,828,089)	(15,774,437)	(14,193,996)	(13,413,928)

Accounting policy:

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

Financial assets: Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

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

Financial assets: Only derecognized when contractual rights expire or are effectively transferred.

• Cash and cash equivalents: comprise the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

• Expected credit losses in accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

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

• Restricted cash: the Company has restricted cash arising from business combinations to guarantee certain indemnity events. The classification of cash between current and non-current assets takes place in accordance with the contractual rules for releasing the amounts to each party.

Financial liabilities: Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial income (expenses), net. A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

Adjustment to present value: The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against Financial income (expenses), net.

Hedge accounting:

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

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts;
»	Semi-processed: production and marketing of in-natura cooked and smoked foods;
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products;
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

Net sales	12.31.24	12.31.23 Restated	12.31.22 Restated
Brazil
In-natura	7,082,453	6,133,183	6,170,775
Semiprocessed (1)	1,988,415	1,733,981	1,767,128
Processed	19,675,454	18,683,405	18,933,319
Other sales	94,311	308,349	126,566
	28,840,633	26,858,918	26,997,788

International
In-natura	24,597,920	20,252,213	20,497,773
Semiprocessed (1)	651,624	352,087	435,854
Processed	3,755,026	3,104,193	2,830,673
Other sales	168,585	143,271	338,835
	29,173,155	23,851,764	24,103,135

Other segments	3,365,250	2,904,758	2,704,105
	61,379,038	53,615,440	53,805,028
(1)	In 2024, the company included a new type of product called “semi-processed products”, so the figures for 2023 and 2022 have been restated.

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

	Gross profit			Income (loss) before financial results and income taxes
	12.31.24	12.31.23	12.31.22	12.31.24	12.31.23	12.31.22
Brazil	7,733,707	5,916,699	3,892,719	2,750,655	1,602,298	(352,138)
Margin (%)	26.8%	22.0%	14.4%	9.5%	6.0%	-1.3%
International	7,431,712	2,121,851	3,523,769	3,981,318	(1,214,167)	403,661
Margin (%)	25.5%	8.9%	14.6%	13.6%	-5.1%	1.7%
Other segments	775,647	764,791	716,164	322,569	357,720	440,062
Margin (%)	23.0%	26.3%	26.5%	9.6%	12.3%	16.3%
Subtotal	15,941,066	8,803,341	8,132,652	7,054,542	745,851	491,585
Corporate	(105,250)	30,360	-	(214,156)	90,290	(627,874)
Total	15,835,816	8,833,701	8,132,652	6,840,386	836,141	(136,289)
Margin (%)	25.8%	16.5%	15.1%	11.1%	1.6%	-0.3%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

Corporate	12.31.24	12.31.23	12.31.22
Results with sale and disposal of fixed assets and investments	(3,527)	86,475	3,582
Reversal/(provision) for tax and civil contingencies	(79,546)	21,707	(50,397)
Gains (losses) with demobilization	(8,915)	(277)	1,398
Investigations involving the Company	-	(1,111)	(588,774)
Weather events	(112,701)	-	-
Other	(9,467)	(16,504)	6,317
	(214,156)	90,290	(627,874)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales in the years ended December 31, 2024, and 2023.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.23
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	2,159,259	1,783,873	549,072	415,904	2,708,331	2,199,777
Other segments	460,505	455,567	474,716	474,871	935,221	930,438
	3,771,262	3,390,938	2,006,266	1,873,253	5,777,528	5,264,191

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the assets.

Accounting policy:

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model.

25.	Net Sales

	12.31.24	12.31.23	12.31.22
Gross sales
Brazil	35,424,872	32,922,332	33,325,565
International	30,784,576	25,203,968	25,253,452
Other segments	3,955,631	3,494,983	3,305,974
	70,165,079	61,621,283	61,884,991

Sales deductions
Brazil	(6,584,239)	(6,063,414)	(6,327,777)
International	(1,611,421)	(1,352,204)	(1,150,317)
Other segments	(590,381)	(590,225)	(601,869)
	(8,786,041)	(8,005,843)	(8,079,963)

Net sales
Brazil	28,840,633	26,858,918	26,997,788
International	29,173,155	23,851,764	24,103,135
Other segments	3,365,250	2,904,758	2,704,105
	61,379,038	53,615,440	53,805,028

Accounting policy:

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

The Company has sales with immediate and deferred payments. The deferred payments are adjusted to present value to recognize the financial component (note 23.1).

26.	Expenses by Nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	12.31.24	12.31.23	12.31.22
Costs of sales
Raw materials and supplies	(32,717,134)	(33,474,310)	(34,930,469)
Salaries and employees benefits	(6,248,972)	(5,161,849)	(4,690,868)
Depreciation	(2,705,436)	(2,448,711)	(2,319,631)
Amortization	(213,578)	(210,288)	(185,852)
Other	(3,658,102)	(3,486,581)	(3,545,556)
	(45,543,222)	(44,781,739)	(45,672,376)

Operating income (expenses):
Sales
Indirect and direct logistics expenses	(3,775,463)	(3,691,443)	(3,415,266)
Marketing	(963,537)	(802,754)	(801,194)
Salaries and employees benefits	(2,000,136)	(1,697,652)	(1,548,788)
Depreciation	(443,188)	(382,267)	(341,009)
Amortization	(92,898)	(82,911)	(68,317)
Other	(807,440)	(797,136)	(892,574)
	(8,082,662)	(7,454,163)	(7,067,148)

Administrative expenses
Salaries and employees benefits	(531,780)	(366,142)	(319,187)
Fees	(129,348)	(65,417)	(46,602)
Depreciation	(47,308)	(41,710)	(33,896)
Amortization	(22,305)	(58,894)	(43,000)
Other	(222,318)	(225,673)	(202,142)
	(953,059)	(757,836)	(644,827)

Impairment loss on trade receivables	(28,817)	(32,809)	(12,772)

Other operating income (expenses), net
Recovery of expenses	62,495	52,600	128,895
Civil and tax contingencies (assets or liabilities)	(124,680)	146,423	(102,539)
Results with sale and disposal of fixed assets and investments	163,983	63,229	(3,985)
Expenses with investigations	-	(1,112)	(588,774)
Other	(19,015)	(10,628)	21,133
	82,783	250,512	(545,270)

The Company incurred in expenses with internal research and development of new products of R$66,068 for the year ended December 31, 2024, (R$48,041 for the year ended December 31, 2023).

27.	Financial Income (Expenses)

	12.31.24	12.31.23	12.31.22
Financial income
Interest on cash and cash equivalents	781,761	544,009	309,162
Income with marketable securities	138,860	93,410	126,106
Fair value through profit and loss	114,310	66,868	70,939
Amortized cost	24,550	26,542	55,167
Interest on recoverable taxes	254,034	434,737	307,313
Interest and financial income on other assets	51,137	130,364	340,354
	1,225,792	1,202,520	1,082,935
Financial expenses
Interests on loans and borrowings	(1,903,199)	(2,156,842)	(1,851,643)
Interest on contingencies	(141,385)	(144,281)	(138,433)
Interest on leases	(386,683)	(323,452)	(220,406)
Interest on actuarial liabilities	(74,199)	(53,193)	(47,385)
Taxes on financial income	(40,773)	(49,531)	(26,245)
Adjustment to present value (2)	(663,456)	(1,001,451)	(976,104)
Other financial expenses	(436,144)	(407,562)	(325,549)
	(3,645,839)	(4,136,312)	(3,585,765)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	123,681	161,154	474,052
Derivative results	-	-	(1,038,171)
Foreign exchange of derivatives	198,107	(312,201)	-
Interest and fair value of derivatives	(26,886)	(284,716)	-
Net Monetary Gains or Losses (1)	334,632	548,708	398,194
	629,534	112,945	(165,925)
	(1,790,513)	(2,820,847)	(2,668,755)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the year ended on December 31, 2024, was 14.32% p.a. (13.13% p.a. for the year ended on December 31, 2023).

28.	Related Parties

The balances of the transactions with related parties are as follows:

	Accounts receivable		Trade accounts payable		Other rights	Advances and other liabilities
	12.31.24	12.31.23	12.31.24	12.31.23	12.31.24	12.31.24
Marfrig Global Foods S.A.	16,145	7,945	(36,266)	(24,838)	582	(229)
Marfrig Chile S.A.	3,626	2,563	-	(195)	-	-
Quickfood S.A.	24,223	24,852	-	-	-	-
Marfrig Alimentos S.A.	1,659	-	-	-	-	-
Weston Importers Ltd.	1,416	366	(5,587)	-	-	-
MFG Agropecuária Ltda.	-	1	-	-	-	-
Pampeano Alimentos S.A.	257	473	(114)	(112)	-	-
Total	47,326	36,200	(41,967)	(25,145)	582	(229)

	Sales			Financial income (expenses), net	Purchases			Other operating income (expenses)
	12.31.24	12.31.23	12.31.22	12.31.24	12.31.24	12.31.23	12.31.22	12.31.24
Marfrig Global Foods S.A.	72,684	61,320	76,553	8,227	(413,850)	(472,903)	(572,357)	17,601
Marfrig Chile S.A.	26,691	12,790	15,273	-	(668)	(1,290)	(1,187)	-
Quickfood S.A.	118,859	95,631	84,875	-	-	-	-	-
Marfrig Alimentos S.A.	-	-	242		-	-	-	-
Weston Importers Ltd.	4,389	1,536	-	-	(186,315)	-	-	-
Dicasold S.A.	21,045	-		-	-	-	-	-
Pampeano Alimentos S.A.	1,147	866	237	-	(1,934)	(112)	-	-
Total	244,815	172,143	177,180	8,227	(602,767)	(474,305)	(573,544)	17,601

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of December 31, 2024, the balance of these transactions was R$1,099,857 (R$1,132,634 as of December 31, 2023).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2024, the total amount of lease payments was R$22,971 (R$21,936 for the year ended December 31, 2023).

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

On March 27, 2024, BRF provided guarantees to ensure compliance with the main and ancillary obligations assumed by Potengi under its 2nd issue of 2,100,000 simple debentures, not convertible into shares, in a single series, with a maturity of 18 years. The nominal unit value expressed in Reais is R$0.10, and BRF has provided a fiduciary guarantee for an amount corresponding to 24% of the issue value.

On May 21, 2024, BRF signed a strategic product supply contract with the Saudi Agricultural and Livestock Investment Company (“SALIC”). The contract allows SALIC to purchase up to 200,000 tons of product per year whenever there is a state of food emergency in the Kingdom of Saudi Arabia.

The price to SALIC will be equivalent to an average of market prices charged by the Company to other customers and the obligation to supply will only exist if BRF has plants authorized to export to the Kingdom of Saudi Arabia with sufficient volume to also supply its other customers in that country. Up to the date of approval of this interim financial information, no transaction linked to this contract had been carried out.

On September 3, 2024, BRF and Marfrig signed a supply contract under which BRF will buy inputs and meat products produced by Marfrig. The contract will run for twenty-four months from the date of signature, and Marfrig will invoice on a monthly basis, based on the volume of inputs and meat products purchased by BRF. The estimated expenditure for the entire period of the contract is R$ 550,000.

During the year ended on December 12, 2024, the company signed an agreement with Marfrig Global Foods S.A. to acquire ICMS credits calculated in the state of São Paulo and held by Marfrig. As of March 31, 2025, R$336,000 was transferred, with a discount in line with the market (note 9.1).

28.1	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	12.31.24	12.31.23	12.31.22
Salary and profit sharing	105,829	61,427	35,547
Short-term benefits (1)	250	266	1,263
Private pension	896	800	834
Termination benefits	1,395	8,413	1,237
Share-based payment	28,149	14,923	27,210
	136,519	85,829	66,091
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$22,396 for the year ended December 31, 2024 (R$16,917 for the year ended December 31, 2023). Furthermore, one director held an executive position in one of our subsidiaries, receiving a total of R$492 in remuneration and benefits in the year ended December 31, 2024.

29.	Government Grants

The Company has tax benefits related to ICMS granted by the state governments as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”), which was migrated to the Regional Development Program (ProGoiás). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

In the year ended on December 31, 2024, the balance of the tax incentive reserve is R$639,741.

Investment grants totaled R$413,191 on December 31, 2024 (R$349,390 on December 31, 2023), which were recorded in the income statement under Net revenue, Cost of goods sold and Other operating income (expenses), net, according to the nature of each grant.

Accounting policy: Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received.

30.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On December 31, 2024, firm purchase commitments totaled R$4,523,501 (R$5,023,227 as on December 31, 2023).

31.	Insurance Coverage

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program.

		12.31.24
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	4,321,206
Transport of goods	Coverage of goods in transit and in inventories.	1,191,749
Civil responsability	Third party complaints.	487,762

Each legal entity has its own coverages, which are not complementary.

32.	Transactions that do not Involve Cash

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2024:

(i)	Capitalized loan interest: for the year ended December 31, 2024, amounted R$34,003 (R$56,871 for the year ended December 31, 2023).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for year ended on December 31, 2024, amounted to R$1,241,654 (R$1,420,083 for the year ended December 31, 2023).

33.	Events after the reporting period
33.1	Factory Jeddah/Saudi Arabia

On April 21, 2025, the Board of Directors approved an investment of around USD160,000, equivalent to R$919,840, for the construction of a new processed products plant in Jeddah, Saudi Arabia. The investment will be made by BRF Arabia Holding Company, a subsidiary of the Company and vehicle of the joint venture with Halal Products Development Company, a wholly-owned subsidiary of the Public Investment Fund (PIF).

The new plant will have a production capacity of approximately 40,000 tons/year of processed poultry and beef products. The project will allow BRF to increase its local production from 17,000 to up to 57,000 tons per year, capturing the growing demand from the region's market and global accounts, as well as cementing its strategic partnership with Saudi Arabia.

33.2	Issuance of debentures

On April 23, 2025, the Company settled its sixth issuance of simple, non-convertible into shares, unsecured debentures, in four series for private placement, in the total amount of R$1,250,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 390th issuance of agribusiness receivables certificates, in four series, backed by agribusiness credit rights arising from the debentures, for public distribution.

Issuances costs of R$61,609 should be recognized in the Statement of Income over the term of the debt, according to the effective interest rate method.

34.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on April 30, 2025.

